
04011294


RECD S.E.C.
MAR 1 1 2004
1086

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Southwest Community Bancorp	0001275873
Exact name of registrant as specified in charter	Registrant CIK Number

Form 10	000-50545
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of the Person Filing the Document (If other than Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Carlsbad, State of California on March 10, 2004.

Southwest Community Bancorp
(Registrant)

By: ______________________
Frank J. Mercardante,
President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE DOCUMENTS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION:

Reg. S-K, Item 601 Exhibit No.	**Description**
10.13	Lease Agreement (600 B Street, Suite 2202)
10.14	Sublease Agreement (600 B Street, Suite 2202)
10.15	Lease Agreement (1146 West Valley Parkway, Suite 102)
10.16	Lease Agreement (1235 Avocado Boulevard)
10.17	Lease Agreement (26755 Jefferson Avenue)
10.18	Lease Agreement (2401 E. Katella Avenue)
10.19	Lease Agreement (5810 El Camino Real)
10.20	Lease Agreement (330 North Brand, Suite 525)
10.21	Lease Agreement (277 North El Camino Real)
10.22	Lease Agreement (2235 Polvorosa Avenue, Suite 260)
10.23	Lease Agreement (9440 Telstar Avenue, Suite 6)
10.24	Lease Agreement (267 North El Camino Real)
10.25	Lease Agreement (5611 Palmer Way, Suite G)
10.26	Lease Agreement (41188 Sandalwood Circle)
10.27	Lease Agreement (41162 Sandalwood Circle, Unit A)

EXECUTED
ORIGINAL

OFFICE LEASE

600 B STREET

EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC.,
as agent for KOWA REAL ESTATE CALIFORNIA, INC.

as Landlord,

and

FORTUNA FINANCIAL, INC.,
a California corporation, dba
Western Financial Corporation

as Tenant.

600 B STREET

SUMMARY OF BASIC LEASE INFORMATION

The undersigned hereby agree to the following terms of this Summary of Basic Lease Information (the "**Summary**"). This Summary is hereby incorporated into and made a part of the attached Office Lease (this Summary and the Office Lease to be known collectively as the "**Lease**") which pertains to the office building (the "**Building**") which is located at 600 B Street, San Diego, California 92101. Each reference in the Office Lease to any term of this Summary shall have the meaning as set forth in this Summary for such term. In the event of a conflict between the terms of this Summary and the Office Lease, the terms of the Office Lease shall prevail. Any capitalized terms used herein and not otherwise defined herein shall have the meaning as set forth in the Office Lease.

	TERMS OF LEASE (References are to the Office Lease)	DESCRIPTION
1.	Date:	May 17, 1995.
2.	Landlord:	EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.
3.	Address of Landlord (Section 29.19):	Office of the Building 600 B Street, Suite 2000 San Diego, California 92101 Attention: Building Manager with copies to: Equitable Real Estate Investment Management Inc. 19800 MacArthur Blvd., Suite 1000 Irvine, California 92715 Attention: Asset Manager and Allen, Matkins, Leck, Gamble & Mallory 501 West Broadway, Suite 900 San Diego, California 92101 Attention: Ray B. Gliner, Esq.
4.	Tenant:	Fortuna Financial, Inc., a California corporation, dba Western Financial Corporation.
5.	Address of Tenant (Section 29.19):	600 B Street Suite 1904 San Diego, California 92101 Attention: Mr. Howard B. Levenson and Mr. Richard S. Levenson (Prior to Lease Commencement Date) and

600 B Street
Suite 2204
San Diego, California 92101
Attention: Mr. Howard B. Levenson and
Mr. Richard S. Levenson
(After Lease Commencement Date)

6. Premises (Article 1): Approximately 2,309 rentable square feet of space located on the 22nd floor, as set forth in Exhibit A attached hereto.

7. Term (Article 2).

7.1 Lease Term: Five (5) years.

7.2 Lease Commencement Date: The earlier of (i) the date Tenant commences business in the Premises, and (ii) the date the Premises are Ready for Occupancy, which Lease Commencement Date is anticipated to be September 1, 1995.

7.3 Lease Expiration Date: The last day of the month in which the 5th anniversary of the Lease Commencement Date occurs.

8. Base Rent (Article 3):

Lease Year	Annual Base Rent	Monthly Installment of Base Rent	Annual Rental Rate per Rentable Square Foot
1-5	$34,635.00	$2,886.25	$15.00

9. Additional Rent (Article 4).

9.1 Base Year: Calendar year 1995.

9.2 Tenant's Share of Direct Expenses: Approximately .69%.

10. Security Deposit (Article 21): The amount of the Security Deposit held by Landlord under the Existing Lease.

11. Parking Pass Ratio (Article 28): One (1) parking pass for every 1,000 rentable square feet of the Premises.

12. Broker (Section 29.25):

Sentre Partners, Inc.
600 B Street, Suite 2000
San Diego, California 92101

and

The Sande Company
9191 Towne Centre Drive
Suite 420
San Diego, California 92122

The foregoing terms of this Summary are hereby agreed to by Landlord and Tenant.

"Landlord":

EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.

By: [signature]

Its: Vice President

"Tenant":

FORTUNA FINANCIAL, INC., a California corporation, dba Western Financial Corporation

By: [signature]

Its: PRESIDENT

By: ______________________

Its: ______________________

600 B STREET

INDEX

EXHIBITS

600 B STREET

INDEX OF MAJOR DEFINED TERMS

600 B STREET

OFFICE LEASE

This Office Lease, which includes the preceding Summary of Basic Lease Information (the "**Summary**") attached hereto and incorporated herein by this reference (the Office Lease and Summary to be known sometimes collectively hereafter as the "**Lease**"), dated as of the date set forth in Section 1 of the Summary, is made by and between EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC. ("**Landlord**"), and FORTUNA FINANCIAL, INC., a California corporation, dba Western Financial Corporation ("**Tenant**").

ARTICLE 1

REAL PROPERTY, BUILDING AND PREMISES

1.1 Real Property, Building and Premises. Upon and subject to the terms, covenants and conditions hereinafter set forth in this Lease, Landlord hereby leases to Tenant and Tenant hereby leases from Landlord the premises set forth in Section 6 of the Summary (the "**Premises**"), which Premises are located in the "Building," as that term is defined in this Section 1.1. The outline of the floor plan of the Premises is set forth in Exhibit A attached hereto. The Premises are a part of the building (the "**Building**") located at 600 B Street, San Diego, California 92101. The Building, the parking facilities serving the Building ("**Parking Facilities**"), the outside plaza areas, land and other improvements surrounding the Building which are designated from time to time by Landlord as common areas appurtenant to or servicing the Building, and the land upon which any of the foregoing are situated, are herein sometimes collectively referred to as the "**Real Property**." Tenant is hereby granted the right to the nonexclusive use of the common corridors and hallways, stairwells, elevators, restrooms and other public or common areas located on the Real Property; provided, however, that the manner in which such public and common areas are maintained and operated shall be at the sole discretion of Landlord and the use thereof shall be subject to such rules, regulations and restrictions as Landlord may make from time to time. Landlord reserves the right to make alterations or additions to or to change the location of elements of the Real Property and the common areas thereof.

1.2 Condition of the Premises. Except as specifically set forth in this Lease and in the Tenant Work Letter attached hereto as Exhibit B, Landlord shall not be obligated to provide or pay for any improvement work or services related to the improvement of the Premises. Tenant also acknowledges that Landlord has made no representation or warranty regarding the condition of the Premises or the Building except as specifically set forth in this Lease and the Tenant Work Letter.

1.3 Verification of Rentable Square Feet of Premises and Building. For purposes of this Lease, "rentable square feet" shall be calculated pursuant to the Standard Method for Measuring Floor Area in Office Buildings, ANSI Z65.1 - 1980 ("**BOMA**"), provided that the rentable square footage of the Building may include all of, and the rentable square footage of the Premises therefore may include a portion of, the square footage of the ground floor common areas located within the Building and the common area and occupied space of the portion of the Building, dedicated to the service of the Building. At Landlord's discretion, the number of rentable square feet of the Premises and the Building shall be subject to verification from time to time by Landlord's space measurement consultant, and such verification shall be made in accordance with the provisions of this Article 1. Tenant's architect may consult with Landlord's space measurement consultant regarding verification of the number of rentable square feet of the Premises; however, the determination of Landlord's space measurement consultant shall be conclusive and binding upon the parties. In the event that Landlord's space measurement consultant determines that the amounts thereof shall be different from those set forth in this Lease, Landlord shall modify all amounts, percentages and figures appearing or referred to in this Lease to conform to such corrected rentable square footage (including, without limitation, the amount of the "Rent," as that term is defined in Article 4 of this Lease). If such modification is made, it will be confirmed in writing by Landlord to Tenant.

ARTICLE 2

LEASE TERM

The terms and provisions of this Lease shall be effective as of the date of this Lease except for the provisions of this Lease relating to the payment of Rent. The term of this Lease (the "**Lease Term**") shall be as set forth in Section 7.1 of the Summary and shall commence on the date (the "**Lease Commencement Date**") set forth in Section 7.2 of the Summary (subject, however, to the terms of the Tenant Work Letter), and shall terminate on the date (the "**Lease Expiration Date**") set forth in Section 7.3 of the Summary, unless this Lease is sooner terminated as hereinafter provided. For purposes of this Lease, the term "**Lease Year**" shall mean each consecutive twelve (12) month period during the Lease Term; provided, however, that the first Lease Year shall commence on the Lease Commencement Date and end on the last day of the eleventh month thereafter and the second and each succeeding Lease Year shall commence on the first day of the next calendar month; and further provided that the last Lease Year shall end on the Lease Expiration Date. At any time during the Lease Term, Landlord may deliver to Tenant a notice of Lease Term dates in the form as set forth in Exhibit C, attached hereto, which notice Tenant shall execute and return to Landlord within five (5) days of receipt thereof.

ARTICLE 3

BASE RENT

Tenant shall pay, without notice or demand, to Landlord or Landlord's agent at the management office of the Building, or at such other place as Landlord may from time to time designate in writing, in currency or a check for currency which, at the time of payment, is legal tender for private or public debts in the United States of America, base rent ("**Base Rent**") as set forth in Section 8 of the Summary, payable in equal monthly installments as set forth in Section 8 of the Summary in advance on or before the first day of each and every month during the Lease Term, without any setoff or deduction whatsoever. The Base Rent for the first full month of the Lease Term, which occurs after the expiration of any free rent period, shall be paid at the time of Tenant's execution of this Lease. If any rental payment date (including the Lease Commencement Date) falls on a day of the month other than the first day of such month or if any rental payment is for a period which is shorter than one month, then the rental for any such fractional month shall be a proportionate amount of a full calendar month's rental based on the proportion that the number of days in such fractional month bears to the number of days in the calendar month during which such fractional month occurs. All other payments or adjustments required to be made under the terms of this Lease that require proration on a time basis shall be prorated on the same basis.

ARTICLE 4

ADDITIONAL RENT

4.1 Additional Rent. In addition to paying the Base Rent specified in Article 3 of this Lease, Tenant shall pay as additional rent "Tenant's Share" of the annual "Direct Expenses," as those terms are defined in Sections 4.2.8 and 4.2.3 of this Lease, respectively, which are in excess of the amount of Direct Expenses applicable to the "Base Year," as that term is defined in Section 4.2.1 of this Lease. Such additional rent, together with any and all other amounts payable by Tenant to Landlord pursuant to the terms of this Lease, shall be hereinafter collectively referred to as the "**Additional Rent**." The Base Rent and Additional Rent are herein collectively referred to as the "**Rent**." All amounts due under this Article 4 as Additional Rent shall be payable for the same periods and in the same manner, time and place as the Base Rent. Without limitation on other obligations of Tenant which shall survive the expiration of the Lease Term, the obligations of Tenant to pay the Additional Rent provided for in this Article 4 shall survive the expiration of the Lease Term.

4.2 Definitions. As used in this Article 4, the following terms shall have the meanings hereinafter set forth:

4.2.1 "**Base Year**" shall mean the year set forth in Section 9.1 of the Summary.

4.2.2 "**Calendar Year**" shall mean each calendar year in which any portion of the Lease Term falls, through and including the calendar year in which the Lease Term expires.

4.2.3 "**Direct Expenses**" shall mean "Operating Expenses" and "Tax Expenses."

4.2.4 "**Expense Year**" shall mean each Calendar Year, provided that Landlord, upon notice to Tenant, may change the Expense Year from time to time to any other twelve (12) consecutive-month period, and, in the event of any such change, Tenant's Share of Direct Expenses shall be equitably adjusted for any Expense Year involved in any such change.

4.2.5 "**Operating Expenses**" shall mean all expenses, costs and amounts of every kind and nature which Landlord shall pay during any Expense Year because of or in connection with the ownership, management, maintenance, repair, restoration or operation of the Real Property, including, without limitation, any amounts paid for (i) the cost of supplying all utilities, the cost of operating, maintaining, repairing, renovating and managing the utility systems, mechanical systems, sanitary and storm drainage systems, and any escalator and/or elevator systems, and the cost of supplies and equipment and maintenance and service contracts in connection therewith; (ii) the cost of licenses, certificates, permits and inspections and the cost of contesting the validity or applicability of any governmental enactments which may affect Operating Expenses; (iii) the cost of insurance carried by Landlord, in such amounts as Landlord may reasonably determine or as may be required by any mortgagees or the lessor of any underlying or ground lease affecting the Real Property and/or the Building; (iv) the cost of landscaping, relamping, and all supplies, tools, equipment and materials used in the operation, repair and maintenance of the Building; (v) the cost of parking area repair, restoration, and maintenance, including, but not limited to, repainting, restriping, and cleaning; (vi) fees, charges and other costs, including consulting fees, legal fees and accounting fees, of all contractors engaged by Landlord in connection with the management, operation, maintenance and repair of the Building and Real Property; (vii) any equipment rental agreements or management agreements (including the cost of any management fee and the fair rental value of any office space provided thereunder) and costs of operation and maintenance of a room for delivery and distribution of mail (if such a room is provided) including the fair rental value of such mail room; (viii) wages, salaries and other compensation and benefits of all persons engaged in the operation, management, maintenance or security of the Building, and employer's Social Security taxes, unemployment taxes or insurance, and any other taxes which may be levied on such wages, salaries, compensation and benefits; provided, that if any employees of Landlord provide services for more than one building of Landlord, then a prorated portion of such employees' wages, benefits and taxes shall be included in Operating Expenses based on the portion of their working time devoted to the Building; (ix) payments under any easement, license, operating agreement, declaration, restrictive covenant, underlying or ground lease (excluding rent), or instrument pertaining to the sharing of costs by the Building; (x) operation, repair, maintenance and replacement of all "Systems and Equipment," as that term is defined in Section 4.2.6 of this Lease, and components thereof; (xi) the cost of janitorial service, alarm and security service, window cleaning, trash removal, replacement of wall and floor coverings, ceiling tiles and fixtures in lobbies, corridors, restrooms and other common or public areas or facilities, maintenance and replacement of curbs and walkways, repair to roofs and re-roofing; (xii) amortization (including interest on the unamortized cost) of the cost of acquiring or the rental expense of personal property used in the maintenance, operation and repair of the Building and Real Property; and (xiii) the cost of any capital improvements or other costs (i) which are intended as a labor-saving device or to effect other economies in the operation or maintenance of the Building, or (ii) made to the Building after the Lease Commencement Date that are required under any governmental law or regulation; provided, however, that if any such cost described in (i) or (ii) above is a capital expenditure, such cost shall be amortized (including interest on the unamortized cost) over its useful life as Landlord shall reasonably determine. If Landlord is not furnishing any particular work or service (the cost of which, if performed by Landlord, would be included in Operating Expenses) to a tenant who has undertaken to perform such work or service in lieu of the performance thereof by Landlord, Operating Expenses shall be deemed to be increased by an amount equal to the additional Operating Expenses which would reasonably have been incurred during such period by Landlord if it had at its own expense furnished such work or service to such tenant. If the Building is not fully occupied during all or a portion of any Expense Year, Landlord shall make an appropriate adjustment to the variable components of Operating Expenses for such year or applicable portion thereof, employing sound accounting and management principles, to determine the amount of Operating Expenses that would have been paid had the Building been fully occupied. Landlord shall have the right, from time to time, to equitably allocate some or all of the Operating Expenses among different tenants of the Building (the "**Cost Pools**"). Such Cost Pools may include, but shall not be limited to, the office space tenants of the Building and the retail space tenants of the Building. Notwithstanding anything to the contrary set forth in this Article 4, when calculating Direct Expenses for the Base Year, Operating Expenses shall exclude market-wide labor-rate increases due to extraordinary circumstances, including, but not limited to, boycotts and strikes, amortization of the cost of any capital improvements and utility rate increases due to extraordinary circumstances including, but not limited to, conservation surcharges, boycotts, embargoes or other shortages. Notwithstanding anything to the contrary above, Operating Expenses shall not include leasing commissions or attorneys' fees incurred in connection with negotiations or disputes with present or prospective tenants of the Building.

4.2.6 "**Systems and Equipment**" shall mean any plant, machinery, transformers, duct work, cable, wires, and other equipment, facilities, and systems designed to supply heat, ventilation, air conditioning and humidity or any other services or utilities, or comprising or serving as any component or portion of the electrical, gas, steam, plumbing, sprinkler, communications, alarm, security, or fire/life safety systems or equipment, or any other mechanical, electrical, electronic, computer or other systems or equipment which serve the Building in whole or in part.

4.2.7 "**Tax Expenses**" shall mean all federal, state, county, or local governmental or municipal taxes, fees, charges or other impositions of every kind and nature, whether general, special, ordinary or extraordinary, (including, without limitation, real estate taxes, general and special assessments, transit taxes, leasehold taxes or taxes based upon the receipt of rent, including gross receipts or sales taxes applicable to the receipt of rent, unless required to be paid by Tenant, personal property taxes imposed upon the fixtures, machinery, equipment, apparatus, systems and equipment, appurtenances, furniture and other personal property used in connection with the Building), which Landlord shall pay during any Expense Year because of or in connection with the ownership, leasing and operation of the Real Property or Landlord's interest therein. For purposes of this Lease, Tax Expenses shall be calculated as if the tenant improvements in the Building were fully constructed and the Real Property, the Building, and all tenant improvements in the Building were fully assessed for real estate tax purposes, and accordingly, during the portion of any Expense Year occurring during the Base Year, Tax Expenses shall be deemed to be increased appropriately.

4.2.7.1 Tax Expenses shall include, without limitation:

(i) Any tax on Landlord's rent, right to rent or other income from the Real Property or as against Landlord's business of leasing any of the Real Property;

(ii) Any assessment, tax, fee, levy or charge in addition to, or in substitution, partially or totally, of any assessment, tax, fee, levy or charge previously included within the definition of real property tax, it being acknowledged by Tenant and Landlord that Proposition 13 was adopted by the voters of the State of California in the June 1978 election ("**Proposition 13**") and that assessments, taxes, fees, levies and charges may be imposed by governmental agencies for such services as fire protection, street, sidewalk and road maintenance, refuse removal and for other governmental services formerly provided without charge to property owners or occupants. It is the intention of Tenant and Landlord that all such new and increased assessments, taxes, fees, levies, and charges and all similar assessments, taxes, fees, levies and charges be included within the definition of Tax Expenses for purposes of this Lease;

(iii) Any assessment, tax, fee, levy, or charge allocable to or measured by the area of the Premises or the rent payable hereunder, including, without limitation, any gross income tax with respect to the receipt of such rent, or upon or with respect to the possession, leasing, operating, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises, or any portion thereof; and

(iv) Any assessment, tax, fee, levy or charge, upon this transaction or any document to which Tenant is a party, creating or transferring an interest or an estate in the Premises.

4.2.7.2 In no event shall Tax Expenses for any Expense Year be less than Tax Expenses for the Base Year.

4.2.7.3 Any expenses incurred by Landlord in attempting to protest, reduce or minimize Tax Expenses shall be included in Tax Expenses in the Expense Year such expenses are paid.

4.2.7.4 Tax refunds shall be deducted from Tax Expenses in the Expense Year they are received by Landlord.

4.2.7.5 If Tax Expenses for any period during the Lease Term or any extension thereof are increased after payment thereof by Landlord for any reason, including, without limitation, error or reassessment by applicable governmental or municipal authorities, Tenant shall pay Landlord upon demand Tenant's Share of such increased Tax Expenses.

4.2.7.6 Notwithstanding anything to the contrary contained in this Section 4.2.7 (except as set forth in Sections 4.2.7.1 and 4.2.7.2, above), there shall be excluded from Tax Expenses (i) all excess profits taxes, franchise taxes, gift taxes, capital stock taxes, inheritance and succession taxes, estate taxes, federal and state income taxes, and other taxes to the extent applicable to Landlord's general or net income (as opposed to rents, receipts or income attributable to operations at the Building), (ii) any items included as Operating Expenses, (iii) tax penalties incurred as a result of Landlord's negligence or inability or unwillingness to make payments when due; and (iv) any items paid by Tenant under Section 4.4 of this Lease.

4.2.7.7 Notwithstanding anything to the contrary set forth in this Article 4, when calculating Direct Expenses for the Base Year, such Direct Expenses shall not include any increase in Tax Expenses attributable to special assessments, charges, costs, or fees, or due to modifications or changes in governmental laws or regulations, including, but not limited to, the institution of a split tax roll.

4.2.8 "**Tenant's Share**" shall mean the percentage set forth in Section 9.2 of the Summary. Tenant's Share was calculated by multiplying the number of rentable square feet of the Premises by 100 and dividing the product by the total rentable square feet in the Building. In the event either the rentable square feet of the Premises and/or the total rentable square feet of the Building is changed, Tenant's Share shall be appropriately adjusted, and, as to the Expense Year in which such change occurs, Tenant's Share for such year shall be determined on the basis of the number of days during such Expense Year that each such Tenant's Share was in effect.

4.3 Calculation and Payment of Additional Rent.

4.3.1 Calculation of Excess. If for any Expense Year ending or commencing within the Lease Term, Tenant's Share of Direct Expenses for such Expense Year exceeds Tenant's Share of Direct Expenses for the Base Year, then Tenant shall pay to Landlord, in the manner set forth in Section 4.3.2, below, and as Additional Rent, an amount equal to the excess (the "**Excess**").

4.3.2 Statement of Actual Direct Expenses and Payment by Tenant. Landlord shall endeavor to give to Tenant on or before the first day of April following the end of each Expense Year, a statement (the "**Statement**") which shall state the Direct Expenses incurred or accrued for such preceding Expense Year, and which shall indicate the amount, if any, of any Excess. Upon receipt of the Statement for each Expense Year ending during the Lease Term, if an Excess is present, Tenant shall pay, with its next installment of Base Rent due, the full amount of the Excess for such Expense Year, less the amounts, if any, paid during such Expense Year as Estimated Excess. The failure of Landlord to timely furnish the Statement for any Expense Year shall not prejudice Landlord from enforcing its rights under this Article 4. Even though the Lease Term has expired and Tenant has vacated the Premises, when the final determination is made of Tenant's Share of the Direct Expenses for the Expense Year in which this Lease terminates, if an Excess is present, Tenant shall immediately pay to Landlord an amount as calculated pursuant to the provisions of Section 4.3.1 of this Lease. The provisions of this Section 4.3.2 shall survive the expiration or earlier termination of the Lease Term.

4.3.3 Statement of Estimated Direct Expenses. In addition, Landlord shall endeavor to give Tenant a yearly expense estimate statement (the "**Estimate Statement**") which shall set forth Landlord's reasonable estimate (the "**Estimate**") of what the total amount of Direct Expenses for the then-current Expense Year shall be and the estimated Excess (the "**Estimated Excess**") as calculated by comparing Tenant's Share of Direct Expenses, which shall be based upon the Estimate, to Tenant's Share of Direct Expenses for the Base Year. The failure of Landlord to timely furnish the Estimate Statement for any Expense Year shall not preclude Landlord from enforcing its rights to collect any Estimated Excess under this Article 4. If pursuant to the Estimate Statement an Estimated Excess is calculated for the then-current Expense Year, Tenant shall pay, with its next installment of Base Rent due, a fraction of the Estimated Excess for the then-current Expense Year (reduced by any amounts paid pursuant to the last sentence of this Section 4.3.3). Such fraction shall have as its numerator the number of months which have elapsed in such current Expense Year to the month of such payment, both months inclusive, and shall have twelve (12) as its denominator. Until a new Estimate Statement is furnished, Tenant shall pay monthly, with the monthly Base Rent installments, an amount equal to one-twelfth (1/12) of the total Estimated Excess set forth in the previous Estimate Statement delivered by Landlord to Tenant.

4.4 Taxes and Other Charges for Which Tenant Is Directly Responsible. Tenant shall reimburse Landlord upon demand for any and all taxes or assessments required to be paid by Landlord (except to the extent included in Tax Expenses by Landlord), excluding state, local and federal personal or corporate income taxes measured by the net income of Landlord from all sources and estate and inheritance taxes, whether or not now customary or within the contemplation of the parties hereto, when:

4.4.1 Said taxes are measured by or reasonably attributable to the cost or value of Tenant's equipment, furniture, fixtures and other personal property located in the Premises, or by the cost or value of any leasehold improvements made in or to the Premises by or for Tenant, to the extent the cost or value of such leasehold improvements exceeds the cost or value of a building standard build-out as determined by Landlord regardless of whether title to such improvements shall be vested in Tenant or Landlord (Landlord agrees that the initial build-out of Tenant's Premises does not exceed a building standard build-out);

4.4.2 Said taxes are assessed upon or with respect to the possession, leasing, operation, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises or any portion of the Real Property (including the Parking Facilities);

4.4.3 Said taxes are assessed upon this transaction or any document to which Tenant is a party creating or transferring an interest or an estate in the Premises; or

4.4.4 Said assessments are levied or assessed upon the Real Property or any part thereof or upon Landlord and/or by any governmental authority or entity, and relate to the construction, operation, management, use, alteration or repair of mass transit improvements.

ARTICLE 5

USE OF PREMISES

5.1 Permitted Use. Tenant shall use the Premises solely for general office purposes consistent with the character of the Building as a first-class office building, and Tenant shall not use or permit the Premises to be used for any other purpose or purposes whatsoever.

5.2 Prohibited Uses. Tenant further covenants and agrees that it shall not use, or suffer or permit any person or persons to use, the Premises or any part thereof for any use or purpose contrary to the provisions of Exhibit D, attached hereto, or in violation of the laws of the United States of America, the State of California, or the ordinances, regulations or requirements of the local municipal or county governing body or other lawful authorities having jurisdiction over the Building. Tenant shall comply with all recorded covenants, conditions, and restrictions, and the provisions of all ground or underlying leases, now or hereafter affecting the Real Property. Tenant shall not use or allow another person or entity to use any part of the Premises for the storage, use, treatment, manufacture or sale of any hazardous or toxic material.

ARTICLE 6

SERVICES AND UTILITIES

6.1 Standard Tenant Services. Landlord shall provide the following services on all days during the Lease Term, unless otherwise stated below.

6.1.1 Subject to all governmental rules, regulations and guidelines applicable thereto, Landlord shall provide heating and air conditioning when necessary for normal comfort for normal office use in the Premises, from Monday through Friday, during the period from 8 a.m. to 6 p.m., and on Saturday during the period from 8:00 a.m. to 3:00 p.m., except for the date of observation of New Year's Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day and other locally or nationally recognized holidays (collectively, the "**Holidays**").

6.1.2 Landlord shall provide adequate electrical wiring and facilities and power for normal general office use as determined by Landlord. Tenant shall bear the cost of replacement of non-building-standard lamps, starters and ballasts for lighting fixtures within the Premises.

6.1.3 Landlord shall provide city water from the regular Building outlets for drinking, lavatory and toilet purposes.

6.1.4 Landlord shall provide janitorial services five (5) days per week, except the date of observation of the Holidays, in and about the Premises and window washing services in a manner consistent with other comparable buildings in the vicinity of the Building.

6.1.5 Landlord shall provide nonexclusive automatic passenger elevator service at all times.

6.1.6 Landlord shall provide nonexclusive freight elevator service subject to scheduling by Landlord.

6.1.7 Landlord shall provide building security in a manner which is comparable with other similar quality buildings in the vicinity of the Building as of the date of this Lease.

6.2 Overstandard Tenant Use. Tenant shall not, without Landlord's prior written consent, use heat-generating machines, machines other than normal fractional horsepower office machines, or equipment or lighting other than building standard lights in the Premises, which may affect the temperature otherwise maintained by the air conditioning system or increase the water normally furnished for the Premises by Landlord pursuant to the terms of Section 6.1 of this Lease. If such consent is given, Landlord shall have the right to install supplementary air conditioning units or other facilities in the Premises, including supplementary or additional metering devices, and the cost thereof, including the cost of installation, operation and maintenance, increased wear and tear on existing equipment and other similar charges, shall be paid by Tenant to Landlord upon billing by Landlord. If Tenant uses electricity, water or heat or air conditioning in excess of that supplied by Landlord pursuant to Section 6.1 of this Lease, Tenant shall pay to Landlord, upon billing, the cost of such excess consumption, the cost of the installation, operation, and maintenance of equipment which is installed in order to supply such excess consumption, and the cost of the increased wear and tear on existing equipment caused by such excess consumption, and Landlord may install devices to separately meter any increased use and in such event Tenant shall pay the increased cost directly to Landlord, on demand, including the cost of such additional metering devices. If Tenant desires to use heat, ventilation or air conditioning during hours other than those for which Landlord is obligated to supply such utilities pursuant to the terms of Section 6.1 of this Lease, Tenant shall give Landlord such prior notice, as Landlord shall from time to time establish as appropriate, of Tenant's desired use and Landlord shall supply such utilities to Tenant at such hourly cost to Tenant as Landlord shall from time to time establish. Amounts payable by Tenant to Landlord for such use of additional utilities shall be deemed Additional Rent hereunder and shall be billed on a monthly basis. Landlord may increase the hours or days during which air conditioning, heating and ventilation are provided to the Premises and the Building to accommodate the usage by tenants occupying two-thirds or more of the rentable square feet of the Building or to conform to practices of other buildings in the area comparable to the Building.

6.3 Interruption of Use. Tenant agrees that Landlord shall not be liable for damages, by abatement of Rent or otherwise, for failure to furnish or delay in furnishing any service (including telephone and telecommunication services), or for any diminution in the quality or quantity thereof, when such failure or delay or diminution is occasioned, in whole or in part, by repairs, replacements, or improvements, by any strike, lockout or other labor trouble, by inability to secure electricity, gas, water, or other fuel at the Building after reasonable effort to do so, by any accident or casualty whatsoever, by act or default of Tenant or other parties, or by any other cause beyond Landlord's reasonable control; and such failures or delays or diminution shall never be deemed to constitute an eviction or disturbance of Tenant's use and possession of the Premises or relieve Tenant from paying Rent or performing any of its obligations under this Lease. Furthermore, Landlord shall not be liable under any circumstances for a loss of, or injury to, property or for injury to, or interference with, Tenant's business, including, without limitation, loss of profits, however occurring, through or in connection with or incidental to a failure to furnish any of the services or utilities as set forth in this Article 6. However, if the utilities and services necessary for the conduct of Tenant's business are not available on business days during business hours ("**Interruption**") for more than five (5) consecutive business days, then beginning on the sixth (6th) day and continue until the Interruption ceases, Rent and other charges due hereunder shall abate if (i) the Interruption is not caused by a casualty covered by Article 11 or by any act or omission of Tenant, its agents, employees or contractors, and (ii) Tenant is prevented by the Interruption from using and does not use the Premises or any portion thereof.

6.4 Additional Services. Landlord shall also have the exclusive right, but not the obligation, to provide any additional services which may be required by Tenant and requested in writing, including, without limitation, locksmithing, non-building-standard lamp replacement, additional janitorial service, and additional repairs and maintenance, provided that Tenant shall pay to Landlord upon billing, the sum of all costs to Landlord of such additional services plus an administration fee. Charges for any service for which Tenant is required to pay from time to time hereunder, shall be deemed Additional Rent hereunder and shall be billed on a monthly basis.

ARTICLE 7

REPAIRS

Tenant shall, at Tenant's own expense, keep the Premises, including all improvements, fixtures and furnishings therein, in good order, repair and condition at all times during the Lease Term. In addition, Tenant shall, at Tenant's own expense but under the supervision and subject to the prior approval of Landlord, and within any reasonable period of time specified by Landlord, promptly and adequately repair all damage to the Premises and replace or repair all damaged or broken fixtures and appurtenances; provided however, that, at Landlord's option, or if Tenant fails to make such repairs, Landlord may, but need not, make such repairs and replacements, and Tenant shall pay Landlord the cost thereof, including a percentage of the cost thereof (to be uniformly established for the Building) sufficient to reimburse Landlord for all overhead, general conditions, fees and other costs or expenses arising from Landlord's involvement with such repairs and replacements forthwith upon being billed for same. Landlord may, but shall not be required to, enter the Premises at all reasonable times to make such repairs, alterations, improvements and additions to the Premises or to the Building or to any equipment located in the Building as Landlord shall desire or deem necessary or as Landlord may be required to do by governmental or quasi-governmental authority or court order or decree; provided, Landlord shall attempt to give reasonable notice to Tenant unless there is an emergency. Tenant hereby waives and releases its right to make repairs at Landlord's expense under Sections 1941 and 1942 of the California Civil Code or under any similar law, statute, or ordinance now or hereafter in effect.

ARTICLE 8

ADDITIONS AND ALTERATIONS

8.1 Landlord's Consent to Alterations. Tenant may not make any improvements, alterations, additions or changes to the Premises (collectively, the "**Alterations**") without first procuring the prior written consent of Landlord to such Alterations, which consent shall be requested by Tenant not less than thirty (30) days prior to the commencement thereof, and which consent shall not be unreasonably withheld by Landlord. The construction of the initial improvements to the Premises shall be governed by the terms of the Tenant Work Letter and not the terms of this Article 8.

8.2 Manner of Construction. Landlord may impose, as a condition of its consent to all Alterations or repairs of the Premises or about the Premises, such requirements as Landlord in its sole discretion may deem desirable, including, but not limited to, the requirement that upon Landlord's request, Tenant shall, at Tenant's expense, remove such Alterations upon the expiration or any early termination of the Lease Term, and/or the requirement that Tenant utilize for such purposes only contractors, materials, mechanics and materialmen selected by Landlord. In any event, a contractor of Landlord's selection shall perform all mechanical, electrical, plumbing, structural, and heating, ventilation and air conditioning work, and such work shall be performed at Tenant's cost. Tenant shall construct such Alterations and perform such repairs in conformance with any and all applicable rules and regulations of any federal, state, county or municipal code or ordinance and pursuant to a valid building permit, issued by the appropriate governmental authorities, in conformance with Landlord's construction rules and regulations. Landlord's approval of the plans, specifications and working drawings for Tenant's Alterations shall create no responsibility or liability on the part of Landlord for their completeness, design sufficiency, or compliance with all laws, rules and regulations of governmental agencies or authorities. All work with respect to any Alterations must be done in a good and workmanlike manner and diligently prosecuted to completion. In performing the work of any such Alterations, Tenant shall have the work performed in such manner as not to obstruct access to the Building or the common areas for any other tenant of the Building, and as not to obstruct the business of Landlord or other tenants in the Building, or interfere with the labor force working in the Building. Upon completion of any Alterations, Tenant agrees to cause a Notice of Completion to be recorded in the office of the Recorder of the County of San Diego in accordance with Section 3093 of the Civil Code of the State of California or any successor statute, and Tenant shall deliver to the Building management office a reproducible copy of the "as built" drawings of the Alterations.

8.3 Payment for Improvements. In the event Tenant orders any Alteration or repair work directly from Landlord, or from the contractor selected by Landlord, the charges for such work shall be deemed Additional Rent under this Lease, payable upon billing therefor, either periodically during construction or upon the substantial completion of such work, at Landlord's option. Upon completion of such work, Tenant shall deliver to Landlord, if payment is made directly to contractors, evidence of payment, contractors' affidavits and full and final waivers of all liens for labor, services or materials. Whether or not Tenant orders any work directly from Landlord, Tenant shall pay to Landlord a percentage of the cost of such work (such percentage, which shall vary depending upon whether or not Tenant orders the work directly from Landlord, to be established on a uniform basis for the Building) sufficient to compensate Landlord for all overhead, general conditions, fees and other costs and expenses arising from Landlord's involvement with such work.

8.4 Construction Insurance. In the event that Tenant makes any Alterations, Tenant agrees to carry "Builder's All Risk" insurance in an amount approved by Landlord covering the construction of such Alterations, and such other insurance as Landlord may require, it being understood and agreed that all of such Alterations shall be insured by Tenant pursuant to Article 10 of this Lease immediately upon completion thereof. In addition, Landlord may, in its discretion, require Tenant to obtain a lien and completion bond or some alternate form of security satisfactory to Landlord in an amount sufficient to ensure the lien-free completion of such Alterations and naming Landlord as a co-obligee.

8.5 Landlord's Property. All Alterations, improvements, fixtures and/or equipment which may be installed or placed in or about the Premises, and all signs installed in, on or about the Premises, from time to time, shall be at the sole cost of Tenant and shall be and become the property of Landlord, except that Tenant may remove any Alterations, improvements, fixtures and/or equipment which Tenant can substantiate to Landlord have not been paid for with any tenant improvement allowance funds provided to Tenant by Landlord, provided Tenant repairs any damage to the Premises and Building caused by such removal. Furthermore, if Landlord, as a condition to Landlord's consent to any Alteration, requires that Tenant remove any Alteration upon the expiration or early termination of the Lease Term, Landlord may, by written notice to Tenant prior to the end of the Lease Term, or given upon any earlier termination of this Lease, require Tenant at Tenant's expense to remove such Alterations and to repair any damage to the Premises and Building caused by such removal. If Tenant fails to complete such removal and/or to repair any damage caused by the removal of any Alterations, Landlord may do so and may charge the cost thereof to Tenant.

ARTICLE 9

COVENANT AGAINST LIENS

Landlord shall have the right at all times to post and keep posted on the Premises any notice which it deems necessary for protection from such liens. Tenant covenants and agrees not to suffer or permit any lien of mechanics or materialmen or others to be placed against the Real Property, the Building or the Premises with respect to work or services claimed to have been performed for or materials claimed to have been furnished to Tenant or the Premises, and, in case of any such lien attaching or notice of any lien, Tenant covenants and agrees to cause it to be immediately released and removed of record. Notwithstanding anything to the contrary set forth in this Lease, in the event that such lien is not released and removed within ten (10) days after the date notice of such lien is delivered by Landlord to Tenant, Landlord, at its sole option, may immediately take all action necessary to release and remove such lien, without any duty to investigate the validity thereof, and all sums, costs and expenses, including reasonable attorneys' fees and costs, incurred by Landlord in connection with such lien shall be deemed Additional Rent under this Lease and shall immediately be due and payable by Tenant.

ARTICLE 10

INSURANCE

10.1 Indemnification and Waiver. To the extent not prohibited by law, Landlord, its partners and their respective officers, agents, servants, employees, and independent contractors (collectively, "**Landlord Parties**") shall not be liable for any damage either to person or property or resulting from the loss of use thereof, which damage is sustained by Tenant or by other persons claiming through Tenant. Tenant shall indemnify, defend, protect, and hold harmless Landlord Parties from any and all loss, cost, damage, expense and liability (including without limitation court costs and reasonable attorneys' fees) incurred in connection with or arising from any cause in, on or about the Premises during the Lease Term, provided that the terms of the foregoing indemnity shall not apply to the gross negligence or willful misconduct of Landlord. The provisions of this Section 10.1 shall survive the expiration or sooner termination of this Lease with respect to any claims or liability occurring prior to such expiration or termination.

10.2 Tenant's Compliance with Landlord's Fire and Casualty Insurance. Tenant shall, at Tenant's expense, comply with all generally accepted insurance company requirements pertaining to the use of the Premises. If Tenant's conduct or use of the Premises causes any increase in the premium for such insurance policies, then Tenant shall reimburse Landlord for any such increase. Tenant, at Tenant's expense, shall comply with all rules, orders, regulations or requirements of the American Insurance Association (formerly the National Board of Fire Underwriters) and with any similar body.

10.3 Tenant's Insurance. Tenant shall maintain the following coverages in the following amounts.

10.3.1 Commercial General Liability Insurance covering the insured against claims of bodily injury, personal injury (but not libel or slander) and property damage arising out of Tenant's operations, assumed liabilities or use of the Premises, including a Broad Form Commercial General Liability endorsement covering the insuring provisions of this Lease and the performance by Tenant of the indemnity agreements set forth in Section 10.1 of this Lease, for limits of liability not less than:

Bodily Injury and Property Damage Liability	$1,000,000 each occurrence $1,000,000 annual aggregate
Personal Injury Liability	$1,000,000 each occurrence $1,000,000 annual aggregate

10.3.2 Physical Damage Insurance covering (i) all office furniture, trade fixtures, office equipment, merchandise and all other items of Tenant's property on the Premises installed by, for, or at the expense of Tenant, (ii) the Tenant Improvements, including any Tenant Improvements which Landlord permits to be installed above the ceiling of the Premises or below the floor of the Premises, and (iii) all other improvements, alterations and additions to the Premises, including any improvements, alterations or additions installed at Tenant's request above the ceiling of the Premises or below the floor of the Premises. Such insurance shall be written on an "all risks" of physical loss or damage basis, for the full replacement cost value new without deduction for depreciation of the covered items and in amounts that meet any co-insurance clauses of the policies of insurance and shall include a vandalism and malicious mischief endorsement, sprinkler leakage coverage and earthquake sprinkler leakage coverage.

10.3.3 Loss of income and extra expense insurance in such amounts as will reimburse Tenant for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent tenants or attributable to prevention of access to the Premises or to the Building as a result of such perils.

10.4 Form of Policies. The minimum limits of policies of insurance required of Tenant under this Lease shall in no event limit the liability of Tenant under this Lease. Such insurance shall (i) name Landlord, the property manager and, if requested by Landlord, any lender or ground lessor for the Building, as an additional insured; (ii) specifically cover the liability assumed by Tenant under this Lease, including, but not limited to, Tenant's obligations under Section 10.1 of this Lease; (iii) be issued by an insurance company having a rating of not less than A-X in Best's Insurance Guide or which is otherwise acceptable to Landlord and licensed to do business in the State of California; (iv) be primary insurance as to all claims covered thereunder and provide that any insurance carried by Landlord is excess and is non-contributing with any insurance requirement of Tenant; (v) provide that said insurance shall not be canceled or coverage changed unless thirty (30) days' prior written notice shall have been given to Landlord and any mortgagee or ground or underlying lessor of Landlord; and (vi) contain a cross-liability endorsement or severability of interest clause up to the limit of the policy (without separate limits) and otherwise acceptable to Landlord. Tenant shall deliver said policy or policies or certificates thereof to Landlord on or before the Lease Commencement Date and at least thirty (30) days before the expiration dates thereof. In the event Tenant shall fail to procure such insurance, or to deliver such policies or certificate, Landlord may, at its option, procure such policies for the account of Tenant, and the cost thereof shall be paid to Landlord as Additional Rent within five (5) days after delivery to Tenant of bills therefor.

10.5 Subrogation. Landlord and Tenant agree to have their respective insurance companies issuing property damage and loss of income and extra expense insurance waive any rights of subrogation that such companies may have against Landlord or Tenant, as the case may be, so long as the insurance carried by Landlord and Tenant, respectively, is not invalidated thereby. As long as such waivers of subrogation are contained in their respective insurance policies, Landlord and Tenant hereby waive any right that either may have against the other on account of any loss or damage to the extent such loss or damage is insurable under such policies of insurance.

10.6 Additional Insurance Obligations. Tenant shall carry and maintain during the entire Lease Term, at Tenant's sole cost and expense, increased amounts of the insurance required to be carried by Tenant pursuant to this Article 10, and such other reasonable types of insurance coverage and in such reasonable amounts covering the Premises and Tenant's operations therein, as may be reasonably requested by Landlord.

ARTICLE 11

DAMAGE AND DESTRUCTION

11.1 Repair of Damage to Premises by Landlord. Tenant shall promptly notify Landlord of any damage to the Premises resulting from fire or any other casualty. If the Premises or any common areas of the Building serving or providing access to the Premises shall be damaged by fire or other casualty, Landlord shall promptly and diligently, subject to reasonable delays for insurance adjustment or other matters beyond Landlord's reasonable control, and subject to all other terms of this Article 11, restore the Base, Shell, and Core of the Premises and such common areas. Such restoration shall be to substantially the same condition of the Base, Shell, and Core of the Premises and common areas prior to the casualty, except for modifications required by zoning and building codes and other laws or by the holder of a mortgage on the Building, or the lessor of a ground or underlying lease with respect to the Real Property and/or the Building, or any other modifications to the common areas deemed desirable by Landlord, provided access to the Premises and any common restrooms serving the Premises shall not be materially impaired. Notwithstanding any other provision of this Lease, upon the occurrence of any damage to the Premises, Tenant shall assign to Landlord (or to any party designated by Landlord) all insurance proceeds payable to Tenant under Tenant's insurance required under Section 10.3 of this Lease, and Landlord shall repair any injury or damage to the Tenant Improvements installed in the Premises and shall return such Tenant Improvements to their original condition; provided that if the cost of such repair by Landlord exceeds the amount of insurance proceeds received by Landlord from Tenant's insurance carrier, as assigned by Tenant, the cost of such repairs shall be paid by Tenant to Landlord prior to Landlord's repair of the damage. In connection with such repairs and replacements, Tenant shall, prior to the commencement of construction, submit to Landlord, for Landlord's review and approval, all plans, specifications and working drawings relating thereto, and Landlord shall select the contractors to perform such improvement work. Such submittal of plans and construction of improvements shall be performed in substantial compliance with the terms of the Tenant Work Letter as though such construction of improvements were the initial construction of the Tenant Improvements. Landlord shall not be liable for any inconvenience or annoyance to Tenant or its visitors, or injury to Tenant's business resulting in any way from such damage or the repair thereof; provided however, that if such fire or other casualty shall have damaged the Premises or common areas necessary to Tenant's occupancy, and if such damage is not the result of the negligence or willful misconduct of Tenant or Tenant's employees, contractors, licensees, or invitees, Landlord shall allow Tenant a proportionate abatement of Rent to the extent Landlord is reimbursed from the proceeds of rental interruption insurance purchased by Landlord as part of Operating Expenses, during the time and to the extent the Premises are unfit for occupancy for the purposes permitted under this Lease, and not occupied by Tenant as a result thereof.

11.2 Landlord's Option to Repair. Notwithstanding the terms of Section 11.1 of this Lease, Landlord may elect not to rebuild and/or restore the Premises and/or Building and instead terminate this Lease by notifying Tenant in writing of such termination within sixty (60) days after the date of damage, such notice to include a termination date giving Tenant ninety (90) days to vacate the Premises, but Landlord may so elect only if the Building shall be damaged by fire or other casualty or cause, whether or not the Premises are affected, and one or more of the following conditions is present: (i) repairs cannot reasonably be completed within one hundred twenty (120) days of the date of damage (when such repairs are made without the payment of overtime or other premiums); (ii) the holder of any mortgage on the Building or ground or underlying lessor with respect to the Real Property and/or the Building shall require that the insurance proceeds or any portion thereof be used to retire the mortgage debt, or shall terminate the ground or underlying lease, as the case may be; or (iii) the damage is not fully covered, except for deductible amounts, by Landlord's insurance policies.

11.3 Waiver of Statutory Provisions. The provisions of this Lease, including this Article 11, constitute an express agreement between Landlord and Tenant with respect to any and all damage to, or destruction of, all or any part of the Premises, the Building or any other portion of the Real Property, and any statute or regulation of the State of California, including, without limitation, Sections 1932(2) and 1933(4) of the California Civil Code, with respect to any rights or obligations concerning damage or destruction in the absence of an express agreement between the parties, and any other statute or regulation, now or hereafter in effect, shall have no application to this Lease or any damage or destruction to all or any part of the Premises, the Building or any other portion of the Real Property.

11.4 Damage Near End of Term. In the event that the Premises or the Building is destroyed or damaged to any substantial extent during the last twenty-four (24) months of the Lease Term, then notwithstanding anything contained in this Article 11, Landlord and Tenant if Tenant's Premises are substantially destroyed shall have the option to terminate this Lease by giving written notice to the other of their exercise of such option within thirty (30) days after such damage or destruction, in which event this Lease shall cease and terminate as of the date of such notice, Tenant shall pay the Base Rent and Additional Rent, properly apportioned up to such date of damage, and both parties hereto shall thereafter be freed and discharged of all further obligations hereunder, except as provided for in provisions of this Lease which by their terms survive the expiration or earlier termination of the Lease Term.

ARTICLE 12

NONWAIVER

No waiver of any provision of this Lease shall be implied by any failure of either party to enforce any remedy on account of the violation of such provision, even if such violation shall continue or be repeated subsequently. Any waiver by either party of any provision of this Lease may only be in writing, and no express waiver shall affect any provision other than the one specified in such waiver and that one only for the time and in the manner specifically stated. No receipt of monies by Landlord from Tenant after the termination of this Lease shall in any way alter the length of the Lease Term or of Tenant's right of possession hereunder or after the giving of any notice shall reinstate, continue or extend the Lease Term or affect any notice given Tenant prior to the receipt of such monies, it being agreed that after the service of notice or the commencement of a suit or after final judgment for possession of the Premises, Landlord may receive and collect any Rent due, and the payment of said Rent shall not waive or affect said notice, suit or judgment.

ARTICLE 13

CONDEMNATION

13.1 Permanent Taking. If the whole or any part of the Premises or Building shall be taken by power of eminent domain or condemned by any competent authority for any public or quasi-public use or purpose, or if any adjacent property or street shall be so taken or condemned, or reconfigured or vacated by such authority in such manner as to require the use, reconstruction or remodeling of any part of the Premises or Building, or if Landlord shall grant a deed or other instrument in lieu of such taking by eminent domain or condemnation, Landlord shall have the option to terminate this Lease upon ninety (90) days' notice, provided such notice is given no later than one hundred eighty (180) days after the date of such taking, condemnation, reconfiguration, vacation, deed or other instrument. If any of the Premises is taken, or if access to the Premises is substantially impaired, Tenant shall have the option to terminate this Lease upon ninety (90) days' notice, provided such notice is given no later than one hundred eighty (180) days after the date of such taking. Landlord shall be entitled to receive the entire award or payment in connection therewith, except that Tenant shall have the right to file any separate claim available to Tenant for any taking of Tenant's personal property and fixtures belonging to Tenant and removable by Tenant upon expiration of the Lease Term pursuant to the terms of this Lease, and for moving expenses, so long as such claim does not diminish the award available to Landlord, its ground lessor with respect to the Real Property or its mortgagee, and such claim is payable separately to Tenant. All Rent shall be apportioned as of the date of such termination, or the date of such taking, whichever shall first occur. If any part of the Premises shall be taken, and this Lease shall not be so terminated, the Rent shall be proportionately abated. Tenant hereby waives any and all rights it might otherwise have pursuant to Section 1265.130 of The California Code of Civil Procedure.

13.2 Temporary Taking. Notwithstanding anything to the contrary contained in this Article 13, in the event of a temporary taking of all or any portion of the Premises for a period of one hundred and eighty (180) days or less, then this Lease shall not terminate but the Base Rent and the Additional Rent shall be abated for the period of such taking in proportion to the ratio that the number of rentable square feet of the Premises taken bears to the total number of rentable square feet of the Premises. Landlord shall be entitled to receive the entire award made in connection with any such temporary taking.

ARTICLE 14

ASSIGNMENT AND SUBLETTING

14.1 Transfers. Tenant shall not, without the prior written consent of Landlord, assign, mortgage, pledge, hypothecate, encumber, or permit any lien to attach to, or otherwise transfer, this Lease or any interest hereunder, permit any assignment or other such foregoing transfer of this Lease or any interest hereunder by operation of law, sublet the Premises or any part thereof, or permit the use of the Premises by any persons other than Tenant and its employees (all of the foregoing are hereinafter sometimes referred to collectively as "**Transfers**" and any person to whom any Transfer is made or sought to be made is hereinafter sometimes referred to as a "**Transferee**"). If Tenant shall desire Landlord's consent to any Transfer, Tenant shall notify Landlord in writing, which notice (the "**Transfer Notice**") shall include (i) the proposed effective date of the Transfer, which shall not be less than forty-five (45) days nor more than one hundred eighty (180) days after the date of delivery of the Transfer Notice, (ii) a description of the portion of the Premises to be transferred (the "**Subject Space**"), (iii) all of the terms of the proposed Transfer and the consideration therefor, including a calculation of the "Transfer Premium," as that term is defined in Section 14.3 below, in connection with such Transfer, the name and address of the proposed Transferee, and a copy of all existing and/or proposed documentation pertaining to the proposed Transfer, including all existing operative documents to be executed to evidence such Transfer or the agreements incidental or related to such Transfer, and (iv) current financial statements of the proposed Transferee certified by an officer, partner or owner thereof, and any other information required by Landlord, which will enable Landlord to determine the financial responsibility, character, and reputation of the proposed Transferee, nature of such Transferee's business and proposed use of the Subject Space, and such other information as Landlord may reasonably require. Any Transfer made without Landlord's prior written consent shall, at Landlord's option, be null, void and of no effect, and shall, at Landlord's option, constitute a default by Tenant under this Lease. Whether or not Landlord shall grant consent, Tenant shall pay Landlord's review and processing fees, as well as any reasonable legal fees incurred by Landlord, within thirty (30) days after written request by Landlord. Notwithstanding anything to the contrary above, Landlord shall not charge a fee for Landlord's Building manager's review and processing of a proposed Transfer.

14.2 Landlord's Consent. Landlord shall not unreasonably withhold its consent to any proposed Transfer of the Subject Space to the Transferee on the terms specified in the Transfer Notice. The parties hereby agree that it shall be reasonable under this Lease and under any applicable law for Landlord to withhold consent to any proposed Transfer where one or more of the following apply, without limitation as to other reasonable grounds for withholding consent:

14.2.1 The Transferee is of a character or reputation or engaged in a business which is not consistent with the quality of the Building, or would be a significantly less prestigious occupant of the Building than Tenant;

14.2.2 The Transferee intends to use the Subject Space for purposes which are not permitted under this Lease;

14.2.3 The Transferee is either a governmental agency or instrumentality thereof;

14.2.4 The Transfer will result in more than a reasonable and safe number of occupants per floor within the Subject Space;

14.2.5 The Transferee is not a party of reasonable financial worth and/or financial stability in light of the responsibilities involved under the Lease on the date consent is requested;

14.2.6 The proposed Transfer would cause Landlord to be in violation of another lease or agreement to which Landlord is a party, or would give an occupant of the Building a right to cancel its lease;

14.2.7 The terms of the proposed Transfer will allow the Transferee to exercise a right of renewal, right of expansion, right of first offer, or other similar right held by Tenant (or will allow the Transferee to occupy space leased by Tenant pursuant to any such right); or

14.2.8 Either the proposed Transferee, or any person or entity which directly or indirectly, controls, is controlled by, or is under common control with, the proposed Transferee, is negotiating with Landlord to lease space in the Building at such time.

If Landlord consents to any Transfer pursuant to the terms of this Section 14.2 (and does not exercise any recapture rights Landlord may have under Section 14.4 of this Lease), Tenant may within six (6) months after Landlord's consent, but not later than the expiration of said six-month period, enter into such Transfer of the Premises or portion thereof, upon substantially the same terms and conditions as are set forth in the Transfer Notice furnished by Tenant to Landlord pursuant to Section 14.1 of this Lease, provided that if there are any changes in the terms and conditions from those specified in the Transfer Notice (i) such that Landlord would initially have been entitled to refuse its consent to such Transfer under this Section 14.2, or (ii) which would cause the proposed Transfer to be more favorable to the Transferee than the terms set forth in Tenant's original Transfer Notice, Tenant shall again submit the Transfer to Landlord for its approval and other action under this Article 14 (including Landlord's right of recapture, if any, under Section 14.4 of this Lease). Notwithstanding any contrary provision of this Lease, if Tenant or any proposed Transferee claims that Landlord has unreasonably withheld or delayed its consent to a proposed Transfer or otherwise has breached its obligations under this Article 14, Tenant's and such Transferee's only remedy shall be to seek a declaratory judgment and/or injunctive relief, and Tenant, on behalf of itself and, to the extent permitted by law, such proposed Transferee waives all other remedies against Landlord, including without limitation, the right to seek monetary damages or to terminate this Lease.

14.3 Transfer Premium.

14.3.1 Definition of Transfer Premium. If Landlord consents to a Transfer, as a condition thereto which the parties hereby agree is reasonable, Tenant shall pay to Landlord fifty percent (50%) of any "Transfer Premium," as that term is defined in this Section 14.3, received by Tenant from such Transferee. "**Transfer Premium**" shall mean all rent, additional rent or other consideration payable by such Transferee in excess of the Rent and Additional Rent payable by Tenant under this Lease on a per rentable square foot basis if less than all of the Premises is transferred, after deducting the reasonable expenses incurred by Tenant for (i) any changes, alterations and improvements to the Premises in connection with the Transfer, (ii) the out-of-pocket, actual cost incurred by Tenant in providing any services to the Transferee, and (iii) any brokerage commissions in connection with the Transfer (collectively, the "**Subleasing Costs**"). "**Transfer Premium**" shall also include, but not be limited to, key money and bonus money paid by Transferee to Tenant in connection with such Transfer, and any payment in excess of fair market value for services rendered by Tenant to Transferee or for assets, fixtures, inventory, equipment, or furniture transferred by Tenant to Transferee in connection with such Transfer.

14.3.2 Payment of Transfer Premiums. The determination of the amount of the Transfer Premium shall be made on an annual basis in accordance with the terms of this Section 14.3.2, but an estimate of the amount of the Transfer Premium shall be made each month and one-twelfth of such estimated amount shall be paid to Landlord promptly, but in no event later than the next date for payment of Base Rent hereunder, subject to an annual reconciliation on each anniversary date of the Transfer. If the payments to Landlord under this Section 14.3.2 during the twelve (12) months preceding each annual reconciliation exceed the amount of

Transfer Premium determined on an annual basis, then Landlord shall credit the overpayment against Tenant's future obligations under this Section 14.3.2 or if the overpayment occurs during the last year of the Transfer in question, refund the excess to Tenant. If Tenant has underpaid the Transfer Premium, as determined by such annual reconciliation, Tenant shall pay the amount of such deficiency to Landlord promptly, but in no event later than the next date for payment of Basic Rent hereunder. For purposes of calculating the Transfer Premium on an annual basis, Tenant's Subleasing Costs shall be deemed to be offset against the first rent, additional rent or other consideration payable by the Transferee, until such Subleasing Costs are exhausted.

14.3.3 Calculations of Rent. In the calculation of the Rent, as it relates to the Transfer Premium calculated under Section 14.3.1 of this Lease, the Rent paid during each annual period for the Subject Space by Tenant, shall be computed after adjusting such rent to the actual effective rent to be paid, taking into consideration any and all leasehold concessions granted in connection therewith, including, but not limited to, any rent credit and tenant improvement allowance. For purposes of calculating any such effective rent, all such concessions shall be amortized on a straight-line basis over the relevant term.

14.4 Landlord's Option as to Subject Space. Notwithstanding anything to the contrary contained in this Article 14, in the case of an assignment of Tenant's interest in this Lease or a sublease of more than fifty percent (50%) of the number of rentable square feet in the Premises, Landlord shall have the option, by giving written notice to Tenant within thirty (30) days after receipt of any Transfer Notice, to (i) recapture the Subject Space, or (ii) take an assignment or sublease of the Subject Space from Tenant. Such recapture, or sublease or assignment notice shall cancel and terminate this Lease, or create a sublease or assignment, as the case may be, with respect to the Subject Space as of the date stated in the Transfer Notice as the effective date of the proposed Transfer until the last day of the term of the Transfer as set forth in the Transfer Notice. In the event of a recapture by Landlord, if this Lease shall be canceled with respect to less than the entire Premises, the Rent reserved herein shall be prorated on the basis of the number of rentable square feet retained by Tenant in proportion to the number of rentable square feet contained in the Premises, and this Lease as so amended shall continue thereafter in full force and effect, and upon request of either party, the parties shall execute written confirmation of the same. If the Subject Space shall be assigned or subleased by Tenant to Landlord, the rent for the Subject Space payable by Landlord to Tenant shall be the lesser of (i) the effective Base Rent plus the Additional Rent payable by Tenant under this Lease for the Subject Space on a prorated basis based upon the number of rentable square feet in the Subject Space, or (ii) the effective rent (taking into account all concessions made by Tenant to the Transferee) set forth in the Transfer Notice, and all other provisions of this Lease shall remain in full force and effect, and upon request of either party, the parties shall execute a written confirmation of the same. If Landlord declines, or fails to elect in a timely manner to recapture, sublease or take an assignment of the Subject Space under this Section 14.4, then, provided Landlord has consented to the proposed Transfer, Tenant shall be entitled to proceed to transfer the Subject Space to the proposed Transferee, subject to provisions of the last paragraph of Section 14.2 of this Lease.

14.5 Effect of Transfer. If Landlord consents to a Transfer, (i) the terms and conditions of this Lease shall in no way be deemed to have been waived or modified, (ii) such consent shall not be deemed consent to any further Transfer by either Tenant or a Transferee, (iii) Tenant shall deliver to Landlord, promptly after execution, an original executed copy of all documentation pertaining to the Transfer in form reasonably acceptable to Landlord, (iv) Tenant shall furnish upon Landlord's request a complete statement, certified by an independent certified public accountant, or Tenant's chief financial officer, setting forth in detail the computation of any Transfer Premium Tenant has derived and shall derive from such Transfer, and (v) no Transfer relating to this Lease or agreement entered into with respect thereto, whether with or without Landlord's consent, shall relieve Tenant or any guarantor of the Lease from liability under this Lease. Landlord or its authorized representatives shall have the right at all reasonable times to audit the books, records and papers of Tenant relating to any Transfer, and shall have the right to make copies thereof. If the Transfer Premium respecting any Transfer shall be found understated, Tenant shall, within thirty (30) days after demand, pay the deficiency and Landlord's costs of such audit, and if understated by more than ten percent (10%), Landlord shall have the right to cancel this Lease upon thirty (30) days' notice to Tenant.

14.6 Non-Transfers. The term "**Affiliate**" shall mean any entity which is controlled by Howard B. Levenson or is controlled by, controls, or is under common control with, Tenant or which merges with, is acquired by, or acquires Tenant. "**Control**," as used in this Section 14.6, shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding anything to the contrary contained in this Article 14, an assignment or subletting of all or a portion of the Premises to an "Affiliate" of Tenant shall not be deemed a Transfer under this Article 14, provided that Tenant notifies Landlord of any such assignment or sublease and promptly supplies Landlord with any documents or information reasonably required by Landlord regarding such assignment or sublease or such Affiliate, and further provided that such assignment or sublease is not a subterfuge by Tenant to avoid its obligations under this Lease.

ARTICLE 15

SURRENDER OF PREMISES; OWNERSHIP AND REMOVAL OF TRADE FIXTURES

15.1 Surrender of Premises. No act or thing done by Landlord or any agent or employee of Landlord during the Lease Term shall be deemed to constitute an acceptance by Landlord of a surrender of the Premises unless such intent is specifically acknowledged in a writing signed by Landlord. The delivery of keys to the Premises to Landlord or any agent or employee of Landlord shall not constitute a surrender of the Premises or effect a termination of this Lease, whether or not the keys are thereafter retained by Landlord, and notwithstanding such delivery Tenant shall be entitled to the return of such keys at any reasonable time upon request until this Lease shall have been properly terminated. The voluntary or other surrender of this Lease by Tenant, whether accepted by Landlord or not, or a mutual termination hereof, shall not work a merger, and at the option of Landlord shall operate as an assignment to Landlord of all subleases or subtenancies affecting the Premises.

15.2 Removal of Tenant Property by Tenant. Upon the expiration of the Lease Term, or upon any earlier termination of this Lease, Tenant shall, subject to the provisions of this Article 15, quit and surrender possession of the Premises to Landlord in as good order and condition as when Tenant took possession and as thereafter improved by Landlord and/or Tenant, reasonable wear and tear and repairs which are specifically made the responsibility of Landlord hereunder excepted. Upon such expiration or termination, Tenant shall, without expense to Landlord, remove or cause to be removed from the Premises all debris and rubbish, and such items of furniture, equipment, free-standing cabinet work, and other articles of personal property owned by Tenant or installed or placed by Tenant at its expense in the Premises, and such similar articles of any other persons claiming under Tenant, as Landlord may, in its sole discretion, require to be removed, and Tenant shall repair at its own expense all damage to the Premises and Building resulting from such removal.

ARTICLE 16

HOLDING OVER

If Tenant holds over after the expiration of the Lease Term hereof, without the express or implied consent of Landlord, such tenancy shall be from month-to-month only, and shall not constitute a renewal hereof or an extension for any further term, and in such case Base Rent shall be payable at a monthly rate equal to 150% of the Base Rent applicable during the last rental period of the Lease Term under this Lease. If Tenant holds over with Landlord's consent, the Base Monthly Rent shall be equal to the greater of (i) Tenant's existing monthly Base Rent or (ii) Landlord's scheduled fair market rent for the Premises. Such month-to-month tenancy shall be subject to every other term, covenant and agreement contained herein. Nothing contained in this Article 16 shall be construed as consent by Landlord to any holding over by Tenant, and Landlord expressly reserves the right to require Tenant to surrender possession of the Premises to Landlord as provided in this Lease upon the expiration or other termination of this Lease. The provisions of this Article 16 shall not be deemed to limit or constitute a waiver of any other rights or remedies of Landlord provided herein or at law. If Tenant fails to surrender the Premises upon the termination or expiration of this Lease, in addition to any other liabilities to Landlord accruing therefrom, Tenant shall protect, defend, indemnify and hold Landlord harmless from all loss, costs (including reasonable attorneys' fees) and liability resulting from such failure, including, without limiting the generality of the foregoing, any claims made by any succeeding tenant founded upon such failure to surrender, and any lost profits to Landlord resulting therefrom.

ARTICLE 17

ESTOPPEL CERTIFICATES

Within ten (10) days following a request in writing by Landlord, Tenant shall execute and deliver to Landlord an estoppel certificate, which, as submitted by Landlord, shall be substantially in the form of Exhibit E, attached hereto, (or such other form as may be required by any prospective mortgagee or purchaser of the Real Property, or any portion thereof), indicating therein any exceptions thereto that may exist at that time, and shall also contain any other information reasonably requested by Landlord or Landlord's mortgagee or prospective mortgagee. Tenant shall execute and deliver whatever other instruments may be reasonably required for such purposes. Failure of Tenant to timely execute and deliver such estoppel certificate or other instruments shall constitute an acceptance of the Premises and an acknowledgment by Tenant that statements included in the estoppel certificate are true and correct, without exception.

ARTICLE 18

SUBORDINATION

This Lease is subject and subordinate to all present and future ground or underlying leases of the Real Property and to the lien of any mortgages or trust deeds, now or hereafter in force against the Real Property and the Building, if any, and to all renewals, extensions, modifications, consolidations and replacements thereof, and to all advances made or hereafter to be made upon the security of such mortgages or trust deeds, unless the holders of such mortgages or trust deeds, or the lessors under such ground lease or underlying leases, require in writing that this Lease be superior thereto. Tenant covenants and agrees in the event any proceedings are brought for the foreclosure of any such mortgage, or if any ground or underlying lease is terminated, to attorn, without any deductions or set-offs whatsoever, to the purchaser upon any such foreclosure sale, or to the lessor of such ground or underlying lease, as the case may be, if so requested to do so by such purchaser or lessor, and to recognize such purchaser or lessor as the lessor under this Lease. Tenant shall, within five (5) business days of request by Landlord, execute such further instruments or assurances as Landlord may reasonably deem necessary to evidence or confirm such attornment and/or the subordination or superiority of this Lease to any such mortgages, trust deeds, ground leases or underlying leases. Tenant hereby irrevocably authorizes Landlord to execute and deliver in the name of Tenant any such instrument or instruments if Tenant fails to do so, provided that such authorization shall in no way relieve Tenant from the obligation of executing such instruments of subordination or superiority. Tenant waives the provisions of any current or future statute, rule or law which may give or purport to give Tenant any right or election to terminate or otherwise adversely affect this Lease and the obligations of the Tenant hereunder in the event of any foreclosure proceeding, ground lease termination or sale.

ARTICLE 19

DEFAULTS; REMEDIES

19.1 Events of Default. The occurrence of any of the following shall constitute a default of this Lease by Tenant:

19.1.1 Any failure by Tenant to pay any Rent or any other charge required to be paid under this Lease, or any part thereof, when due; or

19.1.2 Any failure by Tenant to observe or perform any other provision, covenant or condition of this Lease to be observed or performed by Tenant where such failure continues for fifteen (15) days after written notice thereof from Landlord to Tenant; provided however, that any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure Section 1161 or any similar or successor law; and provided further that if the nature of such default is such that the same cannot reasonably be cured within a fifteen (15)-day period, Tenant shall not be deemed to be in default if it diligently commences such cure within such period and thereafter diligently proceeds to rectify and cure said default as soon as possible; or

19.1.3 Abandonment or vacation of the Premises by Tenant. Abandonment is herein defined to include, but is not limited to, any absence by Tenant from the Premises for ten (10) business days or longer while in default of any rental payment provision of this Lease.

19.2 Remedies Upon Default. Upon the occurrence of any event of default by Tenant, Landlord shall have, in addition to any other remedies available to Landlord at law or in equity, the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever.

19.2.1 Terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord, and if Tenant fails to do so, Landlord may, without prejudice to any other remedy which it may have for possession or arrearages in rent, enter upon and take possession of the Premises and expel or remove Tenant and any other person who may be occupying the Premises or any part thereof, without being liable for prosecution or any claim or damages therefor; and Landlord may recover from Tenant the following:

(i) The worth at the time of award of any unpaid rent which has been earned at the time of such termination; plus

(ii) The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

(iii) The worth at the time of award of the amount by which the unpaid rent for the balance of the Lease Term after the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

(iv) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, specifically including but not limited to, brokerage commissions and advertising expenses incurred, expenses of remodeling the Premises or any portion thereof for a new tenant, whether for the same or a different use, and any special concessions made to obtain a new tenant; and

(v) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable law.

The term "rent" as used in this Section 19.2 shall be deemed to be and to mean all sums of every nature required to be paid by Tenant pursuant to the terms of this Lease, whether to Landlord or to others. As used in Paragraphs 19.2.1(i) and (ii), above, the "worth at the time of award" shall be computed by allowing interest at the rate set forth in Article 25 of this Lease, but in no case greater than the maximum amount of such interest permitted by law. As used in Paragraph 19.2.1(iii) above, the "worth at the time of award" shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

19.2.2 Landlord shall have the remedy described in California Civil Code Section 1951.4 (lessor may continue lease in effect after lessee's breach and abandonment and recover rent as it becomes due, if lessee has the right to sublet or assign, subject only to reasonable limitations). Accordingly, if Landlord does not elect to terminate this Lease on account of any default by Tenant, Landlord may, from time to time, without terminating this Lease, enforce all of its rights and remedies under this Lease, including the right to recover all rent as it becomes due.

19.3 Sublessees of Tenant. Whether or not Landlord elects to terminate this Lease on account of any default by Tenant, as set forth in this Article 19, Landlord shall have the right to terminate any and all subleases, licenses, concessions or other consensual arrangements for possession entered into by Tenant and affecting the Premises or may, in Landlord's sole discretion, succeed to Tenant's interest in such subleases, licenses, concessions or arrangements. In the event of Landlord's election to succeed to Tenant's interest in any such subleases, licenses, concessions or arrangements, Tenant shall, as of the date of notice by Landlord of such election, have no further right to or interest in the rent or other consideration receivable thereunder.

19.4 Form of Payment After Default. Following the occurrence of an event of default by Tenant, Landlord shall have the right to require that any or all subsequent amounts paid by Tenant to Landlord hereunder, whether in the cure of the default in question or otherwise, be paid in the form of cash, money order, cashier's or certified check drawn on an institution acceptable to Landlord, or by other means approved by Landlord, notwithstanding any prior practice of accepting payments in any different form.

19.5 Waiver of Default. No waiver by Landlord or Tenant of any violation or breach of any of the terms, provisions and covenants herein contained shall be deemed or construed to constitute a waiver of any other or later violation or breach of the same or any other of the terms, provisions, and covenants herein contained. Forbearance by Landlord in enforcement of one or more of the remedies herein provided upon an event of default shall not be deemed or construed to constitute a waiver of such default. The acceptance of any Rent hereunder by Landlord following the occurrence of any default, whether or not known to Landlord, shall not be deemed a waiver of any such default, except only a default in the payment of the Rent so accepted.

19.6 Efforts to Relet. For the purposes of this Article 19, Tenant's right to possession shall not be deemed to have been terminated by efforts of Landlord to relet the Premises, by its acts of maintenance or preservation with respect to the Premises, or by appointment of a receiver to protect Landlord's interests hereunder. The foregoing enumeration is not exhaustive, but merely illustrative of acts which may be performed by Landlord without terminating Tenant's right to possession.

ARTICLE 20

COVENANT OF QUIET ENJOYMENT

Landlord covenants that Tenant, on paying the Rent, charges for services and other payments herein reserved and on keeping, observing and performing all the other terms, covenants, conditions, provisions and agreements herein contained on the part of Tenant to be kept, observed and performed, shall, during the Lease Term, peaceably and quietly have, hold and enjoy the Premises subject to the terms, covenants, conditions, provisions and agreements hereof without interference by any persons lawfully claiming by or through Landlord. The foregoing covenant is in lieu of any other covenant express or implied.

ARTICLE 21

SECURITY DEPOSIT

Landlord shall continue to hold a security deposit (the "**Security Deposit**") in the amount set forth in Section 10 of the Summary. The Security Deposit shall be held by Landlord as security for the faithful performance by Tenant of all the terms, covenants, and conditions of this Lease to be kept and performed by Tenant during the Lease Term. If Tenant defaults with respect to any provisions of this Lease, including, but not limited to, the provisions relating to the payment of Rent, Landlord may, but shall not be required to, use, apply or retain all or any part of the Security Deposit for the payment of any Rent or any other sum in default, or for the payment of any amount that Landlord may spend or become obligated to spend by reason of Tenant's default, or to compensate Landlord for any other loss or damage that Landlord may suffer by reason of Tenant's default. If any portion of the Security Deposit is so used or applied, Tenant shall, within five (5) days after written demand therefor, deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount, and Tenant's failure to do so shall be a default under this Lease. If Tenant shall fully and faithfully perform every provision of this Lease to be performed by it, the Security Deposit, or any balance thereof, shall be returned to Tenant, or, at Landlord's option, to the last assignee of Tenant's interest hereunder, within sixty

(60) days following the expiration of the Lease Term. Tenant shall not be entitled to any interest on the Security Deposit. Tenant hereby waives the provisions of Section 1950.7 of the California Civil Code, and all other provisions of law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, forseeable or unforseeable, caused by the acts or omissions of Tenant or any officer, employee, agent, contractor or invitee of Tenant.

ARTICLE 22

SUBSTITUTION OF OTHER PREMISES

Landlord shall have the right to move Tenant to other space in the Building comparable to the Premises, and all terms hereof shall apply to the new space with equal force. In such event, Landlord shall give Tenant prior notice of Landlord's election to so relocate Tenant, and shall move Tenant's effects to the new space at Landlord's sole cost and expense at such time and in such manner as to inconvenience Tenant as little as reasonably practicable and Landlord shall pay for the reasonable cost of phone relocation, computer cabling and stationery reprinting costs. The new space shall be delivered to Tenant with improvements substantially similar to those improvements existing in the Premises at the time of Landlord's notification to Tenant of the relocation. Simultaneously with such relocation of the Premises, the parties shall execute an amendment to this Lease stating the relocation of the Premises. Notwithstanding anything to the contrary above, Landlord shall only have the right to relocate Tenant to premises on the 17th floor or above and with comparable views.

ARTICLE 23

SIGNS

23.1 In General. Tenant shall be entitled to identification signage outside of Tenant's Premises on the floor on which Tenant's Premises are located. The location, quality, design, style, lighting and size of such signage shall be consistent with the Landlord's Building standard signage program and shall be subject to Landlord's prior written approval, in its sole discretion. Upon the expiration or earlier termination of this Lease, Tenant shall be responsible, at its sole cost and expense, for the removal of such signage and the repair of all damage to the Building caused by such removal. The cost of Building-standard signage shall be paid by Landlord.

23.2 Building Directory. Tenant shall be entitled, at Landlord's sole cost, to two (2) lines on the Building directory for each one thousand (1,000) rentable square feet of the Premises to display Tenant's name and location in the Building.

23.3 Prohibited Signage and Other Items. Any signs, notices, logos, pictures, names or advertisements which are installed and that have not been individually approved by Landlord may be removed without notice by Landlord at the sole expense of Tenant. Tenant may not install any signs on the exterior or roof of the Building or the common areas of the Building or the Real Property. Any signs, window coverings, or blinds (even if the same are located behind the Landlord approved window coverings for the Building), or other items visible from the exterior of the Premises or Building are subject to the prior approval of Landlord, in its sole discretion.

ARTICLE 24

COMPLIANCE WITH LAW

Tenant shall not do anything or suffer anything to be done in or about the Premises which will in any way conflict with any law, statute, ordinance or other governmental rule, regulation or requirement now in force or which may hereafter be enacted or promulgated. At its sole cost and expense, Tenant shall promptly comply with all such governmental measures, other than the making of structural changes or changes to the Building's life safety system. Should any standard or regulation now or hereafter be imposed on Landlord or Tenant by a state, federal or local governmental body charged with the establishment, regulation and enforcement of occupational, health or safety standards for employers, employees, landlords or tenants, then Tenant agrees, at its sole cost and expense, to comply promptly with such standards or regulations. The judgment of any court of competent jurisdiction or the admission of Tenant in any judicial action, regardless of whether Landlord is a party thereto, that Tenant has violated any of said governmental measures, shall be conclusive of that fact as between Landlord and Tenant.

ARTICLE 25

LATE CHARGES

If any installment of Rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within five (5) business days after said amount is due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of the amount due plus any attorneys' fees incurred by Landlord by reason of Tenant's failure to pay Rent and/or other charges when due hereunder. The late charge shall be deemed Additional Rent and the right to require it shall be in addition to all of Landlord's other rights and remedies hereunder or at law and shall not be construed as liquidated damages or as limiting Landlord's remedies in any manner. In addition to the late charge described above, any Rent or other amounts owing hereunder which are not paid within five (5) days after the date they are due shall thereafter bear interest until paid at a rate equal to eighteen percent (18%) per annum, provided that in no case shall such rate be higher than the highest rate permitted by applicable law.

ARTICLE 26

LANDLORD'S RIGHT TO CURE DEFAULT; PAYMENTS BY TENANT

26.1 Landlord's Cure. All covenants and agreements to be kept or performed by Tenant under this Lease shall be performed by Tenant at Tenant's sole cost and expense and without any reduction of Rent. If Tenant shall fail to perform any of its obligations under this Lease, within a reasonable time after such performance is required by the terms of this Lease, Landlord may, but shall not be obligated to, after reasonable prior notice to Tenant, make any such payment or perform any such act on Tenant's part without waiving its right based upon any default of Tenant and without releasing Tenant from any obligations hereunder.

26.2 Tenant's Reimbursement. Except as may be specifically provided to the contrary in this Lease, Tenant shall pay to Landlord, within fifteen (15) days after delivery by Landlord to Tenant of statements therefor: (i) sums equal to expenditures reasonably made and obligations incurred by Landlord in connection with the remedying by Landlord of Tenant's defaults pursuant to the provisions of Section 26.1; (ii) sums equal to all losses, costs, liabilities, damages and expenses referred to in Article 10 of this Lease; and (iii) sums equal to all expenditures made and obligations incurred by Landlord in collecting or attempting to collect the Rent or in enforcing or attempting to enforce any rights of Landlord under this Lease or pursuant to law, including, without limitation, all legal fees and other amounts so expended. Tenant's obligations under this Section 26.2 shall survive the expiration or sooner termination of the Lease Term.

ARTICLE 27

ENTRY BY LANDLORD

Landlord reserves the right at all reasonable times and upon reasonable notice to the Tenant to enter the Premises to (i) inspect them; (ii) show the Premises to prospective purchasers, mortgagees or tenants, or to the ground or underlying lessors; (iii) post notices of nonresponsibility; or (iv) alter, improve or repair the Premises or the Building if necessary to comply with current building codes or other applicable laws, or for structural alterations, repairs or improvements to the Building. Notwithstanding anything to the contrary contained in this Article 27, Landlord may enter the Premises at any time to (A) perform services required of Landlord; (B) take possession due to any breach of this Lease in the manner provided herein; and (C) perform any covenants of Tenant which Tenant fails to perform. Any such entries shall be without the abatement of Rent and shall include the right to take such reasonable steps as required to accomplish the stated purposes. Tenant hereby waives any claims for damages or for any injuries or inconvenience to or interference with Tenant's business, lost profits, any loss of occupancy or quiet enjoyment of the Premises, and any other loss occasioned thereby. For each of the above purposes, Landlord shall at all times have a key with which to unlock all the doors in the Premises, excluding Tenant's vaults, safes and special security areas designated in advance by Tenant. In an emergency, Landlord shall have the right to use any means that Landlord may deem proper to open the doors in and to the Premises. Any entry into the Premises in the manner hereinbefore described shall not be deemed to be a forcible or unlawful entry into, or a detainer of, the Premises, or an actual or constructive eviction of Tenant from any portion of the Premises.

ARTICLE 28

TENANT PARKING

Tenant shall rent parking passes on a monthly basis throughout the Lease Term in the amount set forth in Section 11 of the Summary to park in the Parking Facilities. Tenant shall pay to Landlord for automobile parking passes on a monthly basis the prevailing rate charged for parking passes at the location of such passes. Tenant's continued right to use the parking passes is conditioned upon Tenant abiding by all rules and regulations which are prescribed from time to time for the orderly operation and use of the Parking Facilities and upon Tenant's cooperation in seeing that Tenant's employees and visitors also comply with such rules and regulations. Landlord specifically reserves the right to change the size, configuration, design, layout, location and all other aspects of the Parking Facilities and Tenant acknowledges and agrees that Landlord may, without incurring any liability to Tenant and without any abatement of Rent under this Lease, from time to time, close-off or restrict access to the Parking Facilities, or relocate Tenant's parking passes to other parking structures and/or surface parking areas within a reasonable distance of the Premises, for purposes of permitting or facilitating any such construction, alteration or improvements with respect to the Parking Facilities or to accommodate or facilitate renovation, alteration, construction or other modification of other improvements or structures located on the Real Property. Landlord may delegate its responsibilities hereunder to a parking operator in which case such parking operator shall have all the rights of control attributed hereby to the Landlord and such owner. The parking rates charged by Landlord for Tenant's parking passes shall be exclusive of any parking tax or other charges imposed by governmental authorities in connection with the use of such parking, which taxes and/or charges shall be paid directly by Tenant or the parking users, or, if directly imposed against Landlord, Tenant shall reimburse Landlord for all such taxes and/or charges concurrent with its payment of the parking rates described herein.

ARTICLE 29

MISCELLANEOUS PROVISIONS

29.1 Terms. The necessary grammatical changes required to make the provisions hereof apply either to corporations or partnerships or individuals, men or women, as the case may require, shall in all cases be assumed as though in each case fully expressed.

29.2 Binding Effect. Each of the provisions of this Lease shall extend to and shall, as the case may require, bind or inure to the benefit not only of Landlord and of Tenant, but also of their respective successors or assigns, provided this clause shall not permit any assignment by Tenant contrary to the provisions of Article 14 of this Lease.

29.3 No Air Rights. No rights to any view or to light or air over any property, whether belonging to Landlord or any other person, are granted to Tenant by this Lease. If at any time any windows of the Premises are temporarily darkened or the light or view therefrom is obstructed by reason of any repairs, improvements, maintenance or cleaning in or about the Building, the same shall be without liability to Landlord and without any reduction or diminution of Tenant's obligations under this Lease.

29.4 Modification of Lease. Should any current or prospective mortgagee or ground lessor for the Building require a modification or modifications of this Lease, which modification or modifications will not cause an increased cost or expense to Tenant or in any other way materially and adversely change the rights and obligations of Tenant hereunder, then and in such event, Tenant agrees that this Lease may be so modified and agrees to execute whatever documents are required therefor and deliver the same to Landlord within ten (10) days following the request therefor. Should Landlord or any such current or prospective mortgagee or ground lessor require execution of a short form of Lease for recording, containing, among other customary provisions, the names of the parties, a description of the Premises and the Lease Term, Tenant agrees to execute such short form of Lease and to deliver the same to Landlord within ten (10) days following the request therefor.

29.5 Transfer of Landlord's Interest. Tenant acknowledges that Landlord has the right to transfer all or any portion of its interest in the Real Property and Building and in this Lease, and Tenant agrees that in the event of any such transfer, Landlord shall automatically be released from all remaining liability under this Lease and Tenant agrees to look solely to such transferee for the performance of Landlord's obligations hereunder after the date of transfer. Tenant further acknowledges that Landlord may assign its interest in this Lease to a mortgage lender as additional security and agrees that such an assignment shall not release Landlord from its obligations hereunder and that Tenant shall continue to look to Landlord for the performance of its obligations hereunder.

29.6 Prohibition Against Recording. Except as provided in Section 29.4 of this Lease, neither this Lease, nor any memorandum, affidavit or other writing with respect thereto, shall be recorded by Tenant or by anyone acting through, under or on behalf of Tenant.

29.7 Landlord's Title. Landlord's title is and always shall be paramount to the title of Tenant. Nothing herein contained shall empower Tenant to do any act which can, shall or may encumber the title of Landlord.

29.8 Captions. The captions of Articles and Sections are for convenience only and shall not be deemed to limit, construe, affect or alter the meaning of such Articles and Sections.

29.9 Relationship of Parties. Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent, partnership, joint venturer or any association between Landlord and Tenant, it being expressly understood and agreed that neither the method of computation of Rent nor any act of the parties hereto shall be deemed to create any relationship between Landlord and Tenant other than the relationship of landlord and tenant.

29.10 Application of Payments. Landlord shall have the right to apply payments received from Tenant pursuant to this Lease, regardless of Tenant's designation of such payments, to satisfy any obligations of Tenant hereunder, in such order and amounts as Landlord, in its sole discretion, may elect.

29.11 Time of Essence. Time is of the essence of this Lease and each of its provisions.

29.12 Partial Invalidity. If any term, provision or condition contained in this Lease shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term, provision or condition to persons or circumstances other than those with respect to which it is invalid or unenforceable, shall not be affected thereby, and each and every other term, provision and condition of this Lease shall be valid and enforceable to the fullest extent possible permitted by law.

29.13 No Warranty. In executing and delivering this Lease, Tenant has not relied on any representation, including, but not limited to, any representation whatsoever as to the amount of any item comprising Additional Rent or the amount of the Additional Rent in the aggregate or that Landlord is furnishing the same services to other tenants, at all, on the same level or on the same basis, or any warranty or any statement of Landlord which is not set forth herein or in one or more of the exhibits attached hereto.

29.14 Landlord Exculpation. It is expressly understood and agreed that notwithstanding anything in this Lease to the contrary, and notwithstanding any applicable law to the contrary, the liability of Landlord and the Landlord Parties hereunder (including any successor landlord) and any recourse by Tenant against Landlord or the Landlord Parties shall be limited solely and exclusively to an amount which is equal to the lesser of (a) the interest of Landlord in the Building or (b) the equity interest Landlord would have in the Building if the Building were encumbered by third-party debt in an amount equal to eighty percent (80%) of the value of the Building (as such value is determined by Landlord), and neither Landlord, nor any of the Landlord Parties shall have any personal liability therefor, and Tenant hereby expressly waives and releases such personal liability on behalf of itself and all persons claiming by, through or under Tenant.

29.15 Entire Agreement. It is understood and acknowledged that there are no oral agreements between the parties hereto affecting this Lease and this Lease supersedes and cancels any and all previous negotiations, arrangements, brochures, agreements and understandings, if any, between the parties hereto or displayed by Landlord to Tenant with respect to the subject matter thereof, and none thereof shall be used to interpret or construe this Lease. This Lease and any side letter or separate agreement executed by Landlord and Tenant in connection with this Lease and dated of even date herewith contain all of the terms, covenants, conditions, warranties and agreements of the parties relating in any manner to the rental, use and occupancy of the Premises, shall be considered to be the only agreement between the parties hereto and their representatives and agents, and none of the terms, covenants, conditions or provisions of this Lease can be modified, deleted or added to except in writing signed by the parties hereto. All negotiations and oral agreements acceptable to both parties have been merged into and are included herein.

29.16 Right to Lease. Landlord reserves the absolute right to effect such other tenancies in the Building as Landlord in the exercise of its sole business judgment shall determine to best promote the interests of the Building. Tenant does not rely on the fact, nor does Landlord represent, that any specific tenant or type or number of tenants shall, during the Lease Term, occupy any space in the Building.

29.17 Force Majeure. Any prevention, delay or stoppage due to strikes, lockouts, labor disputes, acts of God, inability to obtain services, labor, or materials or reasonable substitutes therefor, governmental actions, civil commotions, fire or other casualty, and other causes beyond the reasonable control of the party obligated to perform, except with respect to the obligations imposed with regard to Rent and other charges to be paid by Tenant pursuant to this Lease (collectively, the "**Force Majeure**"), notwithstanding anything to the contrary contained in this Lease, shall excuse the performance of such party for a period equal to any such prevention, delay or stoppage and, therefore, if this Lease specifies a time period for performance of an obligation of either party, that time period shall be extended by the period of any delay in such party's performance caused by a Force Majeure.

29.18 Waiver of Redemption by Tenant. Tenant hereby waives for Tenant and for all those claiming under Tenant all right now or hereafter existing to redeem by order or judgment of any court or by any legal process or writ, Tenant's right of occupancy of the Premises after any termination of this Lease.

29.19 Notices. All notices, demands, statements or communications (collectively, "**Notices**") given or required to be given by either party to the other hereunder shall be in writing, shall be sent by United States certified or registered mail, postage prepaid, return receipt requested, or delivered personally (i) to Tenant at the appropriate address set forth in Section 5 of the Summary, or to such other place as Tenant may from time to time designate in a Notice to Landlord; or (ii) to Landlord at the addresses set forth in Section 3 of the Summary, or to such other firm or to such other place as Landlord may from time to time designate in a Notice to Tenant. Any Notice will be deemed given on the date it is mailed as provided in this Section 29.19 or upon the date personal delivery is made. If Tenant is notified of the identity and address of Landlord's mortgagee or ground or underlying lessor, Tenant shall give to such mortgagee or ground or underlying lessor written notice of any default by Landlord under the terms of this Lease by registered or certified mail, and such mortgagee or ground or underlying lessor shall be given a reasonable opportunity to cure such default prior to Tenant's exercising any remedy available to Tenant.

29.20 Joint and Several. If there is more than one Tenant, the obligations imposed upon Tenant under this Lease shall be joint and several.

29.21 Authority. If Tenant is a corporation or partnership, each individual executing this Lease on behalf of Tenant hereby represents and warrants that Tenant is a duly formed and existing entity qualified to do business in California and that Tenant has full right and authority to execute and deliver this Lease and that each person signing on behalf of Tenant is authorized to do so.

29.22 Attorneys' Fees. If either party commences litigation against the other for the specific performance of this Lease, for damages for the breach hereof or otherwise for enforcement of any remedy hereunder, the parties hereto agree to and hereby do waive any right to a trial by jury and, in the event of any such commencement of litigation, the prevailing party shall be entitled to recover from the other party such costs and reasonable attorneys' fees as may have been incurred, including any and all costs incurred in enforcing, perfecting and executing such judgment.

29.23 Governing Law. This Lease shall be construed and enforced in accordance with the laws of the State of California.

29.24 Submission of Lease. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or an option for lease, and it is not effective as a lease or otherwise until execution and delivery by both Landlord and Tenant.

29.25 Brokers. Landlord and Tenant hereby warrant to each other that they have had no dealings with any real estate broker or agent in connection with the negotiation of this Lease, excepting only the real estate brokers or agents specified in Section 12 of the Summary (the "**Brokers**"), and that they know of no other real estate broker or agent who is entitled to a commission in connection with this Lease. Each party agrees to indemnify and defend the other party against and hold the other party harmless from any and all claims, demands, losses, liabilities, lawsuits, judgments, and costs and expenses (including without limitation reasonable attorneys' fees) with respect to any leasing commission or equivalent compensation alleged to be owing on account of the indemnifying party's dealings with any real estate broker or agent other than the Brokers.

29.26 Independent Covenants. This Lease shall be construed as though the covenants herein between Landlord and Tenant are independent and not dependent and Tenant hereby expressly waives the benefit of any statute to the contrary and agrees that if Landlord fails to perform its obligations set forth herein, Tenant shall not be entitled to make any repairs or perform any acts hereunder at Landlord's expense or to any setoff of the Rent or other amounts owing hereunder against Landlord; provided, however, that the foregoing shall in no way impair the right of Tenant to commence a separate action against Landlord for any violation by Landlord of the provisions hereof so long as notice is first given to Landlord and any holder of a mortgage or deed of trust covering the Building, Real Property or any portion thereof, of whose address Tenant has theretofore been notified, and an opportunity is granted to Landlord and such holder to correct such violations as provided above.

29.27 Building Name and Signage. Landlord shall have the right at any time to change the name of the Building and to install, affix and maintain any and all signs on the exterior and on the interior of the Building as Landlord may, in Landlord's sole discretion, desire. Tenant shall not use the name of the Building or use pictures or illustrations of the Building in advertising or other publicity, without the prior written consent of Landlord.

29.28 Asbestos Disclosures. Landlord has advised Tenant that there is asbestos-containing material ("**ACM**") in the Premises as well as in other areas of the Building. Landlord has further advised Tenant that, according to the United States Environmental Protection Agency: "The presence of asbestos in a building does not necessarily mean that the health of building occupants is necessarily in danger. As long as asbestos containing material (ACM) remains in good condition and is not disturbed, exposure is unlikely."

29.29 Transportation Management. Tenant shall fully comply with all present or future programs intended to manage parking, transportation or traffic in and around the Building, and in connection therewith, Tenant shall take responsible action for the transportation planning and management of all employees located at the Premises by working directly with Landlord, any governmental transportation management organization or any other transportation-related committees or entities. Such programs may include, without limitation: (i) restrictions on the number of peak-hour vehicle trips generated by Tenant; (ii) increased vehicle occupancy; (iii) implementation of an in-house ridesharing program and an employee transportation coordinator; (iv) working with employees and any Building or area-wide ridesharing program manager; (v) instituting employer-sponsored incentives (financial or in-kind) to encourage employees to rideshare; and (vi) utilizing flexible work shifts for employees.

29.30 Confidentiality. Tenant acknowledges that the content of this Lease and any related documents are confidential information. Tenant shall keep such confidential information strictly confidential and shall not disclose such confidential information to any person or entity other than Tenant's financial, legal, and space planning consultants.

29.31 Landlord Renovations. It is specifically understood and agreed that Landlord has no obligation and has made no promises to alter, remodel, improve, renovate, repair or decorate the Premises, Building, or any part thereof and that no representations respecting the condition of the Premises or the Building have been made by Landlord to Tenant except as specifically set forth herein or in the Tenant Work Letter. However, Tenant acknowledges that, provided Tenant shall always have access to the Premises, Landlord may during the Lease Term renovate, improve, alter, or modify (collectively, the "**Renovations**") the Building, Premises, and/or Real Property, including without limitation the Parking Facilities, common areas, systems and equipment, roof, and structural portions of the same, which Renovations may include, without limitation, (i) modifying the common areas and tenant spaces to comply with applicable laws and regulations, including regulations relating to the physically disabled, seismic conditions, and building safety and security, and (ii) installing new carpeting, lighting, and wall coverings in the Building common areas, and in connection with such Renovations, Landlord may, among other things, erect scaffolding or other necessary structures in the Building, limit or eliminate access to portions of the Real Property, including portions of the common areas, or perform work in the Building, which work may create noise, dust or leave debris in the Building. Tenant hereby agrees that such Renovations and Landlord's actions in connection with such Renovations shall in no way constitute a constructive eviction of Tenant nor entitle Tenant to any abatement of Rent. Landlord shall have no responsibility or for any reason be liable to Tenant for any direct or indirect injury to or interference with Tenant's business arising from the Renovations, nor shall Tenant be entitled to any compensation or damages from Landlord for loss of the use of the whole or any part of the Premises or of Tenant's personal property or improvements resulting from the Renovations or Landlord's actions in connection with such Renovations, or for any inconvenience or annoyance occasioned by such Renovations or Landlord's actions in connection with such Renovations.

29.32 Existing Lease. Landlord and Tenant hereby agree that the lease term under that certain lease dated March 30, 1988, by and between Landlord and Tenant as amended by that certain undated Amendment A (such lease together with such amendment may be collectively referred to herein as the "**Existing Lease**") for Tenant's lease of approximately 3,228 rentable square feet (the "**Existing Premises**") shall be extended until the Lease Commencement Date for the Premises upon all of the terms and conditions specified in the Existing Lease, except that commencing as of February 1, 1995, and continuing until May 31, 1995, base monthly rent payable by Tenant for the Existing Premises under the Existing Lease shall be reduced to Three Thousand One Hundred Twenty Five Dollars ($3,125.00), and commencing as of June 1, 1995 and continuing until the day preceding the Lease Commencement Date, base monthly rent payable by Tenant for the Existing Premises under the Existing Lease shall be further reduced to Two Thousand Eight Hundred Eighty Six and 25/100 Dollars ($2,886.25). The Existing Lease shall terminate as of the Lease Commencement Date for the Premises and Tenant shall be required to vacate and surrender the Existing Premises pursuant to the terms and provisions of the Existing Lease on or before the Lease Commencement Date for the Premises.

IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease to be executed the day and date first above written.

"Landlord":

EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT, INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.

By: [signature]
Its: Vice President

"Tenant":

FORTUNA FINANCIAL, INC., a California corporation, dba Western Financial Corporation

By: [signature]
Its: PRESIDENT

By: ________________
Its: ________________

EXHIBIT A

600 B STREET

OUTLINE OF FLOOR PLAN OF PREMISES

600 B STREET



WOMEN
MEN
ELEVATOR LOBBY
STAIR 2
STAIR 1
MECH. ROOM
ELEC. ROOM
WESTERN FINANCIAL
SUITE 2204
2,309 RSF
2,039 USF
RSF 2039
USF 2371
-8599



0 5 10 20

EXHIBIT TWENTY-SECOND FLOOR PLAN

MAY 16, 1995



DED
PHONE BD
+54"
DED
REF
STAIR 2
DN
UP
STAIR 1
MECH.
ROOM
ELEC.
ROOM
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
G.D.
W.H
+42"S.C.
DED
+54"
DED
PHONE BD
+24"
REF
+54"
POWER TELEPPHONE AND DATA PLAN
22ND FLOOR PLAN

SUITE 2204
ROOM DESCRIPTION

Room	Description
2010	RECEPTIONIST
2011	BREAK/FILE
2012	SUPPORT
2013	OFFICE
2014	OFFICE
2015	OFFICE
2016	OFFICE
2017	STORAGE
2018	CONFERENCE

SUITE 2204
ROOM DESCRIPTION

Room	Description
2010	RECEPTIONIST
2011	BREAK/FILE
2012	SUPPORT
2013	OFFICE
2014	OFFICE
2015	OFFICE
2016	OFFICE
2017	STORAGE
2018	CONFERENCE



STAIR 1
STAIR 2
UP
DN
MECH. ROOM
ELEC. ROOM
START PT OF GRID CENTER ON DOOR
DRAPE POCKET
2000
2001
2002
2003
2004
2005
2006
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
11 A-5
14 A-5

REFLECTED CEILING PLAN

22ND FLOOR PLAN


ELEVATOR LOBBY
ELEC. ROOM
MECH. ROOM
STAIR 2
STAIR 1
MEN
TELE EQ.
UP
DN
DED
REF
DF
STE. 2210
STE. 2204

POWER TELEPPHONE AND DATA PLAN

22ND FLOOR PLAN


Southwest
COMMUNITY
Bank
Member FDIC

July 12, 2000

Howard B. Levenson, President
Fortuna Financial, Inc.
600 B Street, Suite 2204
San Diego, CA 92101

Re: Terms on Space Occupied by Bank at 600 B Street, Suite 2204

Dear Mr. Levenson:

This letter is written to confirm our mutual understanding regarding the modifications we have agreed to make to the September 28, 1998 and May 24, 1999 letter(s) of understanding executed by the Bank and Fortuna Financial (Fortuna), which set forth the terms under which the Bank is occupying space at 600 B Street, Suite 2204. These current modifications address the terms of the new lease Fortuna intends to execute with the building owner effective October 1, 2000 and the amount of space the Bank will sub-lease from Fortuna.

The following amendments will become effective October 1, 2000:

TERM: Co-extensive with the term of your extended lease for the suite (a copy of which is attached), which terminates September 30, 2005. At least ninety (90) days prior to September 30, 2005 Fortuna shall provide the Bank with written notice of its intent to not extend its lease for the suite beyond September 30, 2005 or of any proposed change in terms for any extension.

PREMISES: Approximately one thousand ninety one (1,091) square feet of the approximate two thousand three hundred seventy one (2,371) square feet of total Rentable Square Feet, as that term is defined in Fortuna's lease, or approximately forty six percent (46%) of the total plus right of use of and access through, upon and across the reception area, kitchen and other common areas of the suite. The designated space will be shown on an exhibit initialed by each of us and attached to this letter.

RENT: The Bank will pay rent at the same rate specified in Fortuna's lease, which initially will be at the rate of $2.00 per square foot ($2,182.00) and escalating to $2.40 per square foot ($2,618.40) of the separate office space together with a prorated portion of the monthly CAM charges for the suite as billed by the Landlord, plus $50.00 per month as reimbursement for the Bank's use of the kitchen, telephones and other jointly used equipment.

IMPROVEMENTS: Fortuna will provide the Bank with any Tenant Allowance money provided by its Landlord that is not used by Fortuna.

Except as modified and amended by this letter, all other terms and conditions contained in the September 28, 1998 and May 24, 1999 letters remain unchanged.

Please confirm the foregoing changes to our current understanding by signing and returning the duplicate copy of this letter.

Sincerely,

SOUTHWEST COMMUNITY BANK

Frank J. Mercardante
President & Chief Executive Officer

We acknowledge, confirm and agree to the foregoing modifications.

FORTUNA FINANCIAL, INC.

By: Howard B. Levenson, President

FIRST AMENDMENT TO OFFICE LEASE

This FIRST AMENDMENT TO OFFICE LEASE ("Amendment") is made and entered into as of June 26, 2000, by and between 400 West Broadway, LLC, a California limited liability company ("Landlord") as successor in interest to EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC. ("Landlord"), and FORTUNA FINANCIAL, INC., a California corporation, dba Western Financial Corporation ("Tenant"), with reference to the facts set forth below.

RECITALS

Landlord and Tenant entered into that certain Office Lease dated May 17, 1995 (the "Lease").

B. The parties desire to amend the Lease on the terms and conditions set forth below.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agrees as set forth below.

1. Term of Lease: The Lease Term shall be extended sixty (60) months with a scheduled expiration date of September 30, 2005.

2. Base Monthly Rent: The Base Monthly Rent during the extended Lease Term shall be as follows:

October 1, 2000 through September 30, 2001:	$2.00/RSF
October 1, 2001 through September 30, 2002:	$2.10/RSF
October 1, 2002 through September 30, 2003:	$2.20/RSF
October 1, 2003 through September 30, 2004:	$2.30/RSF
October 1, 2004 through September 30, 2005:	$2.40/RSF

3. Annual Operating Expense: On October 1, 2000, Tenant's Annual Operating Expense Allowance shall be adjusted to a Base Year of actual operating expenses for the calendar year 2001. Expenses are grossed up to 95% occupancy.

4. Refurbishment: Landlord agrees to provide Tenant with a refurbishment allowance which shall be used to re-carpet and re-paint the suite and perform other miscellaneous repairs including but not limited to other improvements in the Premises as designated by Tenant. All work is to be performed for a price not to exceed $7.00 per usable square feet (2,039 usable square feet @ $7.00 = $14,273.00). Any unused portion of the refurbishment allowance can be applied to future tenant improvements by Tenant.

5. Option to Extend. Landlord hereby grants to Tenant one (1) Option to Extend for five (5) years (the "Extension"). During the extension of the Lease term, the terms and conditions set forth in this Lease shall apply, except that Base Monthly Rent for the first lease year of the Extension shall be adjusted to an amount equal to the prevailing market rate on the commencement date of such Extension. The Option to Extend shall be exercised only by written notice delivered to Landlord at least nine (9) months, but not more than twelve (12) months, before the expiration of the initial term of this Lease, or the prior Extension, if applicable. If Tenant fails to timely deliver written notice of exercise of any Option to Landlord, the Option shall lapse, and any additional Option shall be of no further force and effect and Tenant shall have no further right to extend the term of this

Lease. If Tenant so exercises any Option, then, effective on the commencement date of the applicable Extension, all references herein to the term of this Lease shall include such Extension, except for references to the "initial term."

The term "prevailing market rate" shall mean the prevailing market rate on the commencement date of the applicable Extension (i) for leases for a comparable term to the Extension of comparable space within the Building or (ii) if no such comparable leases have been entered into during the prior twelve (12) months, for leases for a term equal to the term of the Extension of comparable space within Symphony Towers at 750 B Street, Wells Fargo Plaza located at 401 B Street, Imperial Bank Tower located at 701 B Street, and 101 West Broadway located at 101 West Broadway all located in San Diego, California, entered into during the preceding twelve (12) months, in either case giving appropriate consideration to rental rates per rentable square foot, rental escalations, rental abatements, tenant improvement allowances and other terms that would directly affect the economic terms of a Lease. Landlord and Tenant shall commence negotiation of the prevailing market rate within fifteen (15) days after Tenant delivers a written notice to Landlord of its exercise of an Option. If Landlord and Tenant do not agree, after good faith negotiations, within ten (10) days, then each party shall submit to the other a proposal containing the prevailing market rate the submitting party believes to be correct ("Extension Proposal"). If either party fails to timely submit an Extension Proposal, the other party's submitted proposal shall determine the Base Monthly Rent for the Extension.

If both parties submit Extension Proposals, then Landlord and Tenant shall meet within seven (7) days after delivery of the last Extension Proposal and make a good faith attempt to mutually appoint a certified MAI real estate appraiser who shall have been active full-time over the previous ten (10) years in the appraisal of comparable properties located in the downtown San Diego area. If Landlord and Tenant are unable to agree upon a single appraiser, then each shall, within ten (10) days after the meeting, select an appraiser that meets the foregoing qualifications. The two (2) appraisers so appointed shall, within five (5) days after their appointment, appoint a third appraiser meeting the foregoing qualifications. The determination of the appraiser(s) shall be limited solely to the issue of whether Landlord's or Tenant's Extension Proposal most closely approximates the prevailing market rate. The decision of the single appropriate or of the appraiser(s) shall be made within thirty (30) days after the appointment of a single appraiser or the third appraiser, as applicable. The appraiser(s) shall have no authority to create an independent structure of prevailing market rate or prescribe or change any or several of the components or the structure of the prevailing market rate; the sole decision to be made shall be which of the parties' Extension Proposals shall determine the prevailing market rate for the Extension. The decision of the single appraiser or majority of the three (3) appraisers shall be binding upon the parties. If either party fails to appoint an appraiser within the time period specified above, the appraiser appointed by one of them shall reach a decision which shall be binding upon Landlord and Tenant. The cost of the appraisals shall be paid equally by Landlord and Tenant. If the prevailing market rate is not determined by the first day of the Extension, then Tenant shall pay Landlord Base Monthly Rent in an amount equal to the Base Monthly Rent in effect immediately prior to the Extension until such determination is made. After the determination of the prevailing market rate, the parties shall make any necessary adjustments to such payments made by Tenant.

Tenant's exercise of the Renewal Option(s) shall be subject to the express conditions that (i) at the time of exercise, and at all times prior to commencement of the Extension, no Event of Default by Tenant shall have occurred and (ii) Tenant has not been ten (10) or more days late in the payment of rent more than a total of three (3) times during the term of this Lease. The Renewal Option(s) are personal to Tenant and cannot be transferred without Landlord's consent in accordance with this Lease.

6. Miscellaneous: Tenant represents that it has not dealt with any broker in connection with this First Amendment and Tenant is not aware of any broker that negotiated this First Amendment or is entitled to any commission in connection herewith except for a 2% commission payable to A. W. Arendsee Real Estate. Tenant agrees to indemnify, defend and hold Landlord harmless from all claims, liabilities, costs and expenses (including attorneys' fees) arising from or relating to any claim for a commission, finder's fee or similar compensation by any party other than Broker relating to this transaction as a result of Tenant's actions. Except as expressly amended hereby, all the terms, covenants, conditions, provisions and agreements of the Lease will remain in full force and effect.

Except as modified hereby, the Lease shall remain in full force and effect. This Second Amendment may be executed in counterparts, each of which, taken together, shall be deemed one fully executed original.

TENANT:

FORTUNA FINANCIAL, INC., a California corporation,
dba Western Financial Corporation

By: _______________
Howard Levenson,
Its: President

LANDLORD:

400 West Broadway, LLC, a California limited liability company

By: Foxfire, L.L.C., an Arizona limited liability company,
Its Manager

By: Milro Corporation, an Arizona corporation,
Its Manager

By: _______________
Mark Schlossberg
Its: Treasurer

BANK AREA

60'

34'

D

E

F

G

WALL A

6 / A-5

9 / A-5

BASE

KITCHEN/ FILE

2011

6'-0"

11'-10"

11'-4"

3'-0"

WORK SURFACE +29" AFF

SIDE SURFACE +27" AFF

7'-0"

2'-0"

A

5'-0"

5'-0"

2012

EXTRA DESK

17'-3 1/2"

4'-0"

3'-0"

4

4

WALL B

6 / A-5

10 / A-5 TYP

A

AL

5 / A-5 TYP

1 / A-5

A

3'-6" TYP

1'-0" TYP

2 / A-5 TYP

HOWARD OFFICE

14'-4"

RICK'S OFFICE

C

B

A

3 / A-5

2014

2013

4 / A-5 TYP

25'

35'

22ND F


Southwest COMMUNITY Bank

May 24, 1999


SOUTHWEST COMMUNITY BANK

Howard B. Levenson, President
Fortuna Financial, Inc.
600 B Street, Suite 2204
San Diego, CA 92101

Re: Terms on Space Occupied by Bank at 600 B Street, Suite 2204

Dear Mr. Levenson:

This letter is written to confirm our mutual understanding regarding the modifications we have agreed to make to the September 28, 1998 letter of understanding executed by the Bank and Fortuna Financial, which sets forth the terms under which the Bank is occupying space at 600 B Street, Suite 2204. These modifications include adding the present conference room space to the space used and occupied by the Bank.

The following amendments will become effective June 1, 1999:

TERM: Co-extensive with the balance of your existing lease for the suite, which terminates September 30, 2000. You shall provide the Bank with a minimum of ninety (90) days written notice of your intent to not renew the existing lease for your suite beyond September 30, 2000. In the event you extend your current lease, you shall notify the Bank at least ninety (90) days before September 30, 2000 of any proposed change in rent.

PREMISES: Approximately seven hundred twenty two (722) square feet within your suite plus right of use of and access through, upon and across the reception area, kitchen and other common areas of the suite. The designated space will be shown on an exhibit initialed by each of us and attached to this letter.

RENT: We will pay rent at the rate of $1.25 per square foot of the separate office space ($902.50) together with a prorated portion of the monthly CAM charges for the suite as billed by the Landlord.

IMPROVEMENTS: You will contact the building contractor to arrange for the removal of the glass in the present conference room and, as may be required, the patching of the carpet. The Bank shall promptly pay for such improvements upon presentment of a detailed invoice from the contractor.

MISCELLANEOUS: The Bank will purchase the conference table, ten chairs, credenza and wipe board currently located in the conference room for one thousand five hundred

277 N. El Camino Real • Encinitas, CA 92024 • Tel: (760) 634-6400 • Fax: (760) 634-6406
600 B Street, Suite 2202 • San Diego, CA 92101 • Tel: (619) 544-0279 • Fax: (619) 234-2421

dollars ($1,500) subject to the non-disapproval of the Department of Financial Institutions.

Except as modified and amended by this letter, all other terms and conditions contained in the September 28, 1998 letter remain unchanged.

Please confirm the foregoing changes to our current understanding by signing and returning the duplicate copy of this letter.

Sincerely,

SOUTHWEST COMMUNITY BANK

Frank J. Mercardante
President & Chief Executive Officer

We acknowledge, confirm and agree to the foregoing modifications.

FORTUNA FINANCIAL, INC.

By: Howard B. Levenson, President


VACANT
ELEC. ROOM
DN
UP
WALL B TYP THIS SUITE
SIDE SURFACE +29" AFF
2000
2010
2011
2012
2013
2014
2015
2016
2017
2018
UPPER
BASE
SHELF
WALL A
WALL B
WORK SURFACE +29" AFF
SIDE SURFACE +27" AFF
CLR
CLEAR
ALIGN
TYP
11'-10"
11'-4"
17'-3½"
14'-4"
1'-0" TYP

22ND FLOOR PLAN

SCALE: 1/8" = 1'-0"


Southwest COMMUNITY Bank

September 28, 1998

Howard B. Levenson, President
Fortuna Financial, Inc.
600 B Street, Suite 2204
San Diego, Ca. 92101

Dear Mr. Levenson:

This letter is written to confirm the terms of our understanding for the Bank's use of a portion of the office premises which you occupy at the address captioned above. Subject to the Bank obtaining all the necessary regulatory approvals, we have agreed as follows:

TERM: Co-extensive with the balance of your existing lease for the suite, which terminates September 30, 2000. The term will commence upon completion of any tenant improvements that may be required by us, but in no event before receipt of consent from the banking regulatory authorities for the establishment of a branch at this location. Southwest Community Bank shall have the right and option to terminate the use of the premises upon thirty (30) days written notice.

USE: General office use in connection with banking activities and related uses. We agree to comply with the use and occupancy provisions of your lease and with the building rules and regulations, which you have provided to us.

PREMISES: Approximately five hundred (500) square feet within your suite plus right of use of and access through, upon and across the reception area, kitchen, conference room, and other common areas of the suite. The designated space will be shown on an exhibit initialed by each of us and attached to this letter.

RENT: We will pay monthly rent at the rate of $1.25 per square foot of the separate office space ($625.00) together with a pro-rated portion of the monthly CAM charges for the suite as billed by the Landlord.

UTILITIES: You will provide electricity and water and will arrange for inclusion of our firm name on the building directories. We will provide telephone, facsimile and such other equipment as we require. We shall have the right to provide security for our rented space. At our option, we may utilize your telephone equipment and facsimile machine and reimburse you for actual out of pocket and long distance toll charges.

277 NORTH EL CAMINO REAL • ENCINITAS, CA 92024 • TEL: (760) 634-6400 • FAX: (760) 634-6406

IMPROVEMENTS: The Bank will pay for all improvements that may be required in order for it to conduct its business. The Bank accepts the proposal from Roel dated September 25, 1998 and attached to this letter, for $12,361.00 plus any architectural fees.

INSURANCE: The Bank will provide its own liability and property insurance.

Please confirm the foregoing basic understanding by signing and returning the duplicate copy of this letter. We look forward to a long and mutually beneficial relationship.

Sincerely,

SOUTHWEST COMMUNITY BANK

Frank J. Mercardante
President and CEO

We acknowledge, confirm and agree to
The foregoing terms and conditions.

FORTUNA FINANCIAL, INC.

By:______________________________
Howard B. Levenson, President

SUB - LEASE

This Sub-Lease (the "Sub-Lease") is made and entered into as of the 10 day of December, 2002, by and between EGGER & TALMADGE, a professional law corporation ("Sub-Lessor") and SOUTHWEST COMMUNITY BANK, a California Banking corporation ("SWCB") with reference to the following facts:

RECITALS

A. Sub-Lessor, as Tenant, and Equitable Real Estate Investment Management, Inc., as agent for Kowa Real Estate California, Inc., as Lessor, entered into that certain Office Lease dated March 23, 1995 and a First Amendment to Office Lease dated as of November 15, 1999 (jointly, the "Lease") concerning that certain premises ("Premises") located at 600 B Street, Suite 2200, San Diego, California, as set forth in greater detail in the Lease. A copy of the 1995 Lease is attached hereto and made a part hereof by reference as Exhibit "1". A copy of the 1999 First Amendment to Office Lease is attached hereto and made a part hereof by reference as Exhibit "2".

B. Sub-Lessor desires to sub-lease a portion of the Premises and assign its related interest as Tenant in the Lease to SWCB, and SWCB desires to sub-lease from Sub-Lessor the portion of the Premises described herein, to accept the assignment of related rights, and to assume the related proportion of Sub-Lessor's obligations under the Lease.

C. All capitalized terms used in this document, unless specifically defined herein, shall have the same meaning as attributed to those terms used in the Lease.

Now therefore, in consideration of the promises and conditions contained herein, the parties hereby agree as follows:

TERMS AND CONDITIONS

1. __Effective Date__ Effective as of the later of January 1, 2003 or the date on which Sub-Lessor delivers possession of the leased premises to SWCB following completion of requiring construction modifications and satisfaction of all contingencies in this Agreement, ("**Effective Date**"), Sub-Lessor hereby leases to SWCB that portion of the Premises more particularly described on Exhibit "3" attached hereto and made a part hereof by reference (the "Sub-Lease Area"). The Sub-Lease Area conveyed hereby consists of 373 Square feet of the Premises (equal to 5.48% of Sub-Lessor's 2,410 square feet of leased space under the Lease) together with all related rights of access and use. Sub-Lessor assigns and delegates to SWCB all of it right, title and interest in and to the Lease as it relates to the Sub-Lease Area and all of its duties and obligations of performance under the Lease and all of its right title and interest in all Leasehold improvements in the Sub-Lease Area of the Premises including, but not limited to, the fixtures and systems and other improvements and rights relating to the Sub-Lease Area of the Premises.

2. **Term** The term of this Sub-Lease shall be co-extensive with the term of Sub-Lessor's Lease with the Landlord (Exhibits "1" and "2"), ending September 30,2005, and Sub-Lessor covenants and agrees that it will not permit or enter into any agreement with its Landlords for earlier termination with its Landlord. In addition, Sub-Lessor shall have the right, but not the obligation, to participate in the exercise of any options under Sub-Lessor's Lease and Sub-Lessor covenants and agrees to provide prompt and adequate notice of its intention regarding exercise of such options.

3. **Rent and SWCB's Duties and Obligations** As of the Effective Date, SWCB hereby assumes and agrees to perform that proportion of Sub-Lessor's obligations under the Lease as they relate directly to the Sub-Lease Area. Rent and CAM payments by SWCB shall be at the same rates as provided in the Lease. SWCB shall pay to Sub-Lessor on or before the due date under the Lease fifteen and 48/100% percent (15.48 %) of the total monthly Base Rent and CAM charges payable by Sub-Lessor under the Lease as SWCB's pro-rata share. Sub-Lessor shall pay the full Base Rent and CAM charges under the Lease to Landlord on or before the due dates.

3. **Indemnification**

a. SWCB shall indemnify, defend and hold Sub-Lessor harmless from and against all losses, costs, expenses, claims, damages, causes of action and liabilities of any kind (including, but not limited to, court costs, attorneys' fees and fees of expert witnesses) resulting from a claim by Landlord against SWCB under the Lease, the basis for which arose on or after the Effective Date.

b. Sub-Lessor shall indemnify, defend and hold SWCB harmless from and against all losses, costs, expenses, claims, damages, causes of action and liabilities of any kind (including, but not limited to, court costs, attorneys' fees and fees of expert witnesses) resulting from a claim by Landlord against Sub-Lessor under the Lease, the basis for which claim arose on or after the Effective Date including, but not limited to, any failure of Sub-Lessor to make timely payment and perform its obligations under the Lease or to obtain any approvals required under the Lease.

c. Sub-Lessor further covenants and warrants that it shall pay all amounts due to Landlord under the Lease up to and including the Effective Date and shall indemnify, defend and hold SWCB harmless from and against all losses, costs, expenses, claims, damages, causes of action and liabilities of any kind (including, but not limited to, court costs, attorneys' fees and fees of expert witnesses) resulting from a claim by Landlord against SWCB under the Lease, the basis for which claim arose on or prior to the Effective Date.

4. **Warranties and Representations**

a. Sub-Lessor warrants and represents that Exhibits "1" and (2) are complete, true and correct copies of the Lease, that it is not in default thereunder, has not waived any rights thereunder, that it has the right to enter into this Sub-Lease and has received all required consents thereto, and that there are no amendments, modifications, or changes other than those included in or a part of Exhibits "1" and "2", if any.

b. Each party warrants and represents to the other that it has not employed any broker or agent in connection with this transaction and it shall be responsible for any and all commissions due to real estate brokers claiming through it in connection with this Assignment, if any. Each party represents to the other that it has not engaged or dealt in any manner with any other person so as to entitle such person to any compensation respecting the Assignment. In this regard, each party agrees to and shall indemnify, defend and hold the other harmless from and against all losses, costs, expenses, claims, damages, causes of action and liabilities of any kind (including, but not limited to, court costs, attorneys' fees and fees of expert witnesses) resulting from a claim from any person alleging to have performed, on behalf of the other, services related to this Sub-Lease.

5. **Counterparts** This Assignment may be signed in counterparts and all counterparts so executed shall constitute one contract, binding on all parties, even though all parties are not signatory to the same counterpart.

6. **Binding Effect** This Assignment shall be binding on and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors-in-interest and assigns.

7. **Applicable Law** This Assignment shall be governed by and construed in accordance with the laws of the State of California.

9. **Entire Agreement** This Sub-Lease contains the entire agreement between the parties regarding its subject matter. Any prior oral or written representations, agreements, and/or understandings shall be of no effect. All representations and warranties shall survive delivery of the Sub-Lease Area of the Premises to SWCB under this Assignment.

IN WITNESS WHEREOF, Sub-Lessor and SWCB have executed this Assignment effective as of the day and year first written above.

EGGER & TALMADGE,
a professional Law Corporation

By: [signature] Pres./Treas.
Title

By: [signature] Secy
Title

SOUTHWEST COMMUNITY BANK
a California Banking corporation

By: [signature] CEO
Title

By: [signature] Secty.
Title

OFFICE LEASE

600 B STREET

EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC.,
as agent for KOWA REAL ESTATE CALIFORNIA, INC.

as Landlord,

and

EGGER & HALLETT,
a professional law corporation,

as Tenant.

EXHIBIT "1"

600 B STREET

SUMMARY OF BASIC LEASE INFORMATION

The undersigned hereby agree to the following terms of this Summary of Basic Lease Information (the "Summary"). This Summary is hereby incorporated into and made a part of the attached Office Lease (this Summary and the Office Lease to be known collectively as the "Lease") which pertains to the office building (the "Building") which is located at 600 B Street, San Diego, California 92101. Each reference in the Office Lease to any term of this Summary shall have the meaning as set forth in this Summary for such term. In the event of a conflict between the terms of this Summary and the Office Lease, the terms of the Office Lease shall prevail. Any capitalized terms used herein and not otherwise defined herein shall have the meaning as set forth in the Office Lease.

	TERMS OF LEASE (References are to the Office Lease)	DESCRIPTION
1.	Date:	March 23, 1995.
2.	Landlord:	EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.
3.	Address of Landlord (Section 29.19):	Office of the Building 600 B Street, Suite 2000 San Diego, California 92101 Attention: Building Manager with copies to: Equitable Real Estate Investment Management Inc. 19800 MacArthur Blvd., Suite 1000 Irvine, California 92715 Attention: Asset Manager and Allen, Matkins, Leck, Gamble & Mallory 501 West Broadway, Suite 900 San Diego, California 92101 Attention: Ray B. Gliner, Esq.
4.	Tenant:	Egger & Hallett, a professional law corporation.
5.	Address of Tenant (Section 29.19):	600 B Street Suite 1900 San Diego, California 92101 Attention: Mr. Keith Talmadge (Prior to Lease Commencement Date) and

600 B Street
Suite 2200
San Diego, California 92101
Attention: Mr. Keith Talmadge
(After Lease Commencement Date)

6. Premises (Article 1): Approximately 2,410 rentable square feet of space located on the 22nd floor, as set forth in Exhibit A attached hereto.

7. Term (Article 2).

7.1 Lease Term: Five (5) years.

7.2 Lease Commencement Date: The earlier of (i) the date Tenant commences business in the Premises, and (ii) the date the Premises are Ready for Occupancy, which Lease Commencement Date is anticipated to be September 1, 1995.

7.3 Lease Expiration Date: The last day of the month in which the 5th anniversary of the Lease Commencement Date occurs.

8. Base Rent (Article 3):

Lease Year	Annual Base Rent	Monthly Installment of Base Rent	Annual Rental Rate per Rentable Square Foot
1-5	$38,174.40	$3,181.20	$15.84

9. Additional Rent (Article 4).

9.1 Base Year: Calendar year 1995.

9.2 Tenant's Share of Direct Expenses: Approximately .72%

10. Security Deposit (Article 21): The amount of the Security Deposit held by Landlord under the Existing Lease.

11. Parking Pass Ratio (Article 28): One (1) parking pass for every 1,000 rentable square feet of the Premises.

12. Broker (Section 29.25): Sentre Partners, Inc.
600 B Street, Suite 2000
San Diego, California 92101

and

Goldman Ferguson Partners
750 B Street, Suite 1850
San Diego, California 92101

The foregoing terms of this Summary are hereby agreed to by Landlord and Tenant.

"Landlord":

EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.

By: ______________________
Its: Vice President

"Tenant":

EGGER & HALLETT, a professional law corporation

By: ______________________
Its: President/Treasurer

By: ______________________
Its: ______________________

600 B STREET

INDEX

EXHIBITS

INDEX OF MAJOR DEFINED TERMS

DEFINED TERMS	LOCATION OF DEFINITION IN OFFICE LEASE

600 B STREET

OFFICE LEASE

This Office Lease, which includes the preceding Summary of Basic Lease Information (the "**Summary**") attached hereto and incorporated herein by this reference (the Office Lease and Summary to be known sometimes collectively hereafter as the "**Lease**"), dated as of the date set forth in Section 1 of the Summary, is made by and between EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC. ("**Landlord**"), and EGGER & HALLETT, a professional law corporation ("**Tenant**").

ARTICLE 1

REAL PROPERTY, BUILDING AND PREMISES

1.1 Real Property, Building and Premises. Upon and subject to the terms, covenants and conditions hereinafter set forth in this Lease, Landlord hereby leases to Tenant and Tenant hereby leases from Landlord the premises set forth in Section 6 of the Summary (the "**Premises**"), which Premises are located in the "Building," as that term is defined in this Section 1.1. The outline of the floor plan of the Premises is set forth in Exhibit A attached hereto. The Premises are a part of the building (the "**Building**") located at 600 B Street, San Diego, California 92101. The Building, the parking facilities serving the Building ("**Parking Facilities**"), the outside plaza areas, land and other improvements surrounding the Building which are designated from time to time by Landlord as common areas appurtenant to or servicing the Building, and the land upon which any of the foregoing are situated, are herein sometimes collectively referred to as the "**Real Property**." Tenant is hereby granted the right to the nonexclusive use of the common corridors and hallways, stairwells, elevators, restrooms and other public or common areas located on the Real Property; provided, however, that the manner in which such public and common areas are maintained and operated shall be at the sole discretion of Landlord and the use thereof shall be subject to such rules, regulations and restrictions as Landlord may make from time to time. Landlord reserves the right to make alterations or additions to or to change the location of elements of the Real Property and the common areas thereof.

1.2 Condition of the Premises. Except as specifically set forth in this Lease and in the Tenant Work Letter attached hereto as Exhibit B, Landlord shall not be obligated to provide or pay for any improvement work or services related to the improvement of the Premises. Tenant also acknowledges that Landlord has made no representation or warranty regarding the condition of the Premises or the Building except as specifically set forth in this Lease and the Tenant Work Letter.

1.3 Verification of Rentable Square Feet of Premises and Building. For purposes of this Lease, "rentable square feet" shall be calculated pursuant to the Standard Method for Measuring Floor Area in Office Buildings, ANSI Z65.1 - 1980 ("**BOMA**"), provided that the rentable square footage of the Building may include all of, and the rentable square footage of the Premises therefore may include a portion of, the square footage of the ground floor common areas located within the Building and the common area and occupied space of the portion of the Building, dedicated to the service of the Building. At Landlord's discretion, the number of rentable square feet of the Premises and the Building shall be subject to verification from time to time by Landlord's space measurement consultant, and such verification shall be made in accordance with the provisions of this Article 1. Tenant's architect may consult with Landlord's space measurement consultant regarding verification of the number of rentable square feet of the Premises; however, the determination of Landlord's space measurement consultant shall be conclusive and binding upon the parties. In the event that Landlord's space measurement consultant determines that the amounts thereof shall be different from those set forth in this Lease, Landlord shall modify all amounts, percentages and figures appearing or referred to in this Lease to conform to such corrected rentable square footage (including, without limitation, the amount of the "Rent," as that term is defined in Article 4 of this Lease). If such modification is made, it will be confirmed in writing by Landlord to Tenant.

ARTICLE 2

LEASE TERM

2.1 Initial Lease Term. The terms and provisions of this Lease shall be effective as of the date of this Lease except for the provisions of this Lease relating to the payment of Rent. The term of this Lease (the "**Lease Term**") shall be as set forth in Section 7.1 of the Summary and shall commence on the date (the "**Lease Commencement Date**") set forth in Section 7.2 of the Summary (subject, however, to the terms of the Tenant Work Letter), and shall terminate on the date (the "**Lease Expiration Date**") set forth in Section 7.3 of the Summary, unless this Lease is sooner terminated as hereinafter provided. For purposes of this Lease, the term "**Lease Year**" shall mean each consecutive twelve (12) month period during the Lease Term; provided, however, that the first Lease Year shall commence on the Lease Commencement Date and end on the last day of the eleventh month thereafter and the second and each succeeding Lease Year shall commence on the first day of the next calendar month; and further provided that the last Lease Year shall end on the Lease Expiration Date. At any time during the Lease Term, Landlord may deliver to Tenant a notice of Lease Term dates in the form as set forth in Exhibit C, attached hereto, which notice Tenant shall execute and return to Landlord within five (5) days of receipt thereof.

2.2 Termination Option. Notwithstanding anything to the contrary contained in this Lease, Tenant shall have the option to terminate this Lease effective as of the last day of the third (3rd) Lease Year ("**Termination Date**") by delivering to Landlord on or before the last day of the twenty-seventh (27th) full calendar month of the Lease Term (i) written notice of Tenant's exercise of said option, and (ii) a termination fee in the amount of Nineteen Thousand Eighty-Seven Dollars ($19,087.00). If Tenant properly and timely exercises said option, this Lease shall expire as of the Termination Date.

ARTICLE 3

BASE RENT

Tenant shall pay, without notice or demand, to Landlord or Landlord's agent at the management office of the Building, or at such other place as Landlord may from time to time designate in writing, in currency or a check for currency which, at the time of payment, is legal tender for private or public debts in the United States of America, base rent ("**Base Rent**") as set forth in Section 8 of the Summary, payable in equal monthly installments as set forth in Section 8 of the Summary in advance on or before the first day of each and every month during the Lease Term, without any setoff or deduction whatsoever. The Base Rent for the first full month of the Lease Term, which occurs after the expiration of any free rent period, shall be paid at the time of Tenant's execution of this Lease. If any rental payment date (including the Lease Commencement Date) falls on a day of the month other than the first day of such month or if any rental payment is for a period which is shorter than one month, then the rental for any such fractional month shall be a proportionate amount of a full calendar month's rental based on the proportion that the number of days in such fractional month bears to the number of days in the calendar month during which such fractional month occurs. All other payments or adjustments required to be made under the terms of this Lease that require proration on a time basis shall be prorated on the same basis.

ARTICLE 4

ADDITIONAL RENT

4.1 Additional Rent. In addition to paying the Base Rent specified in Article 3 of this Lease, Tenant shall pay as additional rent "Tenant's Share" of the annual "Direct Expenses," as those terms are defined in Sections 4.2.8 and 4.2.3 of this Lease, respectively, which are in excess of the amount of Direct Expenses applicable to the "Base Year," as that term is defined in Section 4.2.1 of this Lease. Such additional rent, together with any and all other amounts payable by Tenant to Landlord pursuant to the terms of this Lease, shall be hereinafter collectively referred to as the "**Additional Rent**." The Base Rent and Additional Rent are herein collectively referred to as the "**Rent**." All amounts due under this Article 4 as Additional Rent shall be payable for the same periods and in the same manner, time and place as the Base Rent. Without limitation on other obligations of Tenant which shall survive the expiration of the Lease Term, the obligations of Tenant to pay the Additional Rent provided for in this Article 4 shall survive the expiration of the Lease Term.

4.2 Definitions. As used in this Article 4, the following terms shall have the meanings hereinafter set forth:

4.2.1 "**Base Year**" shall mean the year set forth in Section 9.1 of the Summary.

4.2.2 "**Calendar Year**" shall mean each calendar year in which any portion of the Lease Term falls, through and including the calendar year in which the Lease Term expires.

4.2.3 "**Direct Expenses**" shall mean "Operating Expenses" and "Tax Expenses."

4.2.4 "**Expense Year**" shall mean each Calendar Year, provided that Landlord, upon notice to Tenant, may change the Expense Year from time to time to any other twelve (12) consecutive-month period, and, in the event of any such change, Tenant's Share of Direct Expenses shall be equitably adjusted for any Expense Year involved in any such change.

4.2.5 "**Operating Expenses**" shall mean all expenses, costs and amounts of every kind and nature which Landlord shall pay during any Expense Year because of or in connection with the ownership, management, maintenance, repair, restoration or operation of the Real Property, including, without limitation, any amounts paid for (i) the cost of supplying all utilities, the cost of operating, maintaining, repairing, renovating and managing the utility systems, mechanical systems, sanitary and storm drainage systems, and any escalator and/or elevator systems, and the cost of supplies and equipment and maintenance and service contracts in connection therewith; (ii) the cost of licenses, certificates, permits and inspections and the cost of contesting the validity or applicability of any governmental enactments which may affect Operating Expenses; (iii) the cost of insurance carried by Landlord, in such amounts as Landlord may reasonably determine or as may be required by any mortgagees or the lessor of any underlying or ground lease affecting the Real Property and/or the Building; (iv) the cost of landscaping, relamping, and all supplies, tools, equipment and materials used in the operation, repair and maintenance of the Building; (v) the cost of parking area repair, restoration, and maintenance, including, but not limited to, repainting, restriping, and cleaning; (vi) fees, charges and other costs, including consulting fees, legal fees and accounting fees, of all contractors engaged by Landlord in connection with the management, operation, maintenance and repair of the Building and Real Property; (vii) any equipment rental agreements or management agreements (including the cost of any management fee and the fair rental value of any office space provided thereunder) and costs of operation and maintenance of a room for delivery and distribution of mail (if such a room is provided) including the fair rental value of such mail room; (viii) wages, salaries and other compensation and benefits of all persons engaged in the operation, management, maintenance or security of the Building, and employer's Social Security taxes, unemployment taxes or insurance, and any other taxes which may be levied on such wages, salaries, compensation and benefits; provided, that if any employees of Landlord provide services for more than one building of Landlord, then a prorated portion of such employees' wages, benefits and taxes shall be included in Operating Expenses based on the portion of their working time devoted to the Building; (ix) payments under any easement, license, operating agreement, declaration, restrictive covenant, underlying or ground lease (excluding rent), or instrument pertaining to the sharing of costs by the Building; (x) operation, repair, maintenance and replacement of all "Systems and Equipment," as that term is defined in Section 4.2.6 of this Lease, and components thereof; (xi) the cost of janitorial service, alarm and security service, window cleaning, trash removal, replacement of wall and floor coverings, ceiling tiles and fixtures in lobbies, corridors, restrooms and other common or public areas or facilities, maintenance and replacement of curbs and walkways, repair to roofs and re-roofing; (xii) amortization (including interest on the unamortized cost) of the cost of acquiring or the rental expense of personal property used in the maintenance, operation and repair of the Building and Real Property; and (xiii) the cost of any capital improvements or other costs (i) which are intended as a labor-saving device or to effect other economies in the operation or maintenance of the Building, or (ii) made to the Building after the Lease Commencement Date that are required under any governmental law or regulation; provided, however, that if any such cost described in (I) or (II) above is a capital expenditure, such cost shall be amortized (including interest on the unamortized cost) over its useful life as

Landlord shall reasonably determine. If Landlord is not furnishing any particular work or service (the cost of which, if performed by Landlord, would be included in Operating Expenses) to a tenant who has undertaken to perform such work or service in lieu of the performance thereof by Landlord, Operating Expenses shall be deemed to be increased by an amount equal to the additional Operating Expenses which would reasonably have been incurred during such period by Landlord if it had at its own expense furnished such work or service to such tenant. If the Building is not fully occupied during all or a portion of any Expense Year, Landlord shall make an appropriate adjustment to the variable components of Operating Expenses for such year or applicable portion thereof, employing sound accounting and management principles, to determine the amount of Operating Expenses that would have been paid had the Building been fully occupied. Landlord shall have the right, from time to time, to equitably allocate some or all of the Operating Expenses among different tenants of the Building (the "**Cost Pools**"). Such Cost Pools may include, but shall not be limited to, the office space tenants of the Building and the retail space tenants of the Building. Notwithstanding anything to the contrary set forth in this Article 4, when calculating Direct Expenses for the Base Year, Operating Expenses shall exclude market-wide labor-rate increases due to extraordinary circumstances, including, but not limited to, boycotts and strikes, amortization of the cost of any capital improvements and utility rate increases due to extraordinary circumstances including, but not limited to, conservation surcharges, boycotts, embargoes or other shortages.

4.2.6 "**Systems and Equipment**" shall mean any plant, machinery, transformers, duct work, cable, wires, and other equipment, facilities, and systems designed to supply heat, ventilation, air conditioning and humidity or any other services or utilities, or comprising or serving as any component or portion of the electrical, gas, steam, plumbing, sprinkler, communications, alarm, security, or fire/life safety systems or equipment, or any other mechanical, electrical, electronic, computer or other systems or equipment which serve the Building in whole or in part.

4.2.7 "**Tax Expenses**" shall mean all federal, state, county, or local governmental or municipal taxes, fees, charges or other impositions of every kind and nature, whether general, special, ordinary or extraordinary, (including, without limitation, real estate taxes, general and special assessments, transit taxes, leasehold taxes or taxes based upon the receipt of rent, including gross receipts or sales taxes applicable to the receipt of rent, unless required to be paid by Tenant, personal property taxes imposed upon the fixtures, machinery, equipment, apparatus, systems and equipment, appurtenances, furniture and other personal property used in connection with the Building), which Landlord shall pay during any Expense Year because of or in connection with the ownership, leasing and operation of the Real Property or Landlord's interest therein. For purposes of this Lease, Tax Expenses shall be calculated as if the tenant improvements in the Building were fully constructed and the Real Property, the Building, and all tenant improvements in the Building were fully assessed for real estate tax purposes, and accordingly, during the portion of any Expense Year occurring during the Base Year, Tax Expenses shall be deemed to be increased appropriately.

4.2.7.1 Tax Expenses shall include, without limitation:

(i) Any tax on Landlord's rent, right to rent or other income from the Real Property or as against Landlord's business of leasing any of the Real Property;

(ii) Any assessment, tax, fee, levy or charge in addition to, or in substitution, partially or totally, of any assessment, tax, fee, levy or charge previously included within the definition of real property tax, it being acknowledged by Tenant and Landlord that Proposition 13 was adopted by the voters of the State of California in the June 1978 election ("**Proposition 13**") and that assessments, taxes, fees, levies and charges may be imposed by governmental agencies for such services as fire protection, street, sidewalk and road maintenance, refuse removal and for other governmental services formerly provided without charge to property owners or occupants. It is the intention of Tenant and Landlord that all such new and increased assessments, taxes, fees, levies, and charges and all similar assessments, taxes, fees, levies and charges be included within the definition of Tax Expenses for purposes of this Lease;

(iii) Any assessment, tax, fee, levy, or charge allocable to or measured by the area of the Premises or the rent payable hereunder, including, without limitation, any gross income tax with respect to the receipt of such rent, or upon or with respect to the possession, leasing, operating, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises, or any portion thereof; and

(iv) Any assessment, tax, fee, levy or charge, upon this transaction or any document to which Tenant is a party, creating or transferring an interest or an estate in the Premises.

4.2.7.2 In no event shall Tax Expenses for any Expense Year be less than Tax Expenses for the Base Year.

4.2.7.3 Any expenses incurred by Landlord in attempting to protest, reduce or minimize Tax Expenses shall be included in Tax Expenses in the Expense Year such expenses are paid.

4.2.7.4 Tax refunds shall be deducted from Tax Expenses in the Expense Year they are received by Landlord.

4.2.7.5 If Tax Expenses for any period during the Lease Term or any extension thereof are increased after payment thereof by Landlord for any reason, including, without limitation, error or reassessment by applicable governmental or municipal authorities, Tenant shall pay Landlord upon demand Tenant's Share of such increased Tax Expenses.

4.2.7.6 Notwithstanding anything to the contrary contained in this Section 4.2.7 (except as set forth in Sections 4.2.7.1 and 4.2.7.2, above), there shall be excluded from Tax Expenses (i) all excess profits taxes, franchise taxes, gift taxes, capital stock taxes, inheritance and succession taxes, estate taxes, federal and state income taxes, and other taxes to the extent applicable to Landlord's general or net income (as opposed to rents, receipts or income attributable to operations at the Building), (ii) any items included as Operating Expenses, and (iii) any items paid by Tenant under Section 4.4 of this Lease.

4.2.7.7 Notwithstanding anything to the contrary set forth in this Article 4, when calculating Direct Expenses for the Base Year, such Direct Expenses shall not include any increase in Tax Expenses attributable to special assessments, charges, costs, or fees, or due to modifications or changes in governmental laws or regulations, including, but not limited to, the institution of a split tax roll.

4.2.8 **"Tenant's Share"** shall mean the percentage set forth in Section 9.2 of the Summary. Tenant's Share was calculated by multiplying the number of rentable square feet of the Premises by 100 and dividing the product by the total rentable square feet in the Building. In the event either the rentable square feet of the Premises and/or the total rentable square feet of the Building is changed, Tenant's Share shall be appropriately adjusted, and, as to the Expense Year in which such change occurs, Tenant's Share for such year shall be determined on the basis of the number of days during such Expense Year that each such Tenant's Share was in effect.

4.3 Calculation and Payment of Additional Rent.

4.3.1 Calculation of Excess. If for any Expense Year ending or commencing within the Lease Term, Tenant's Share of Direct Expenses for such Expense Year exceeds Tenant's Share of Direct Expenses for the Base Year, then Tenant shall pay to Landlord, in the manner set forth in Section 4.3.2, below, and as Additional Rent, an amount equal to the excess (the **"Excess"**).

4.3.2 Statement of Actual Direct Expenses and Payment by Tenant. Landlord shall endeavor to give to Tenant on or before the first day of April following the end of each Expense Year, a statement (the **"Statement"**) which shall state the Direct Expenses incurred or accrued for such preceding Expense Year, and which shall indicate the amount, if any, of any Excess. Upon receipt of the Statement for each Expense Year ending during the Lease Term, if an Excess is present, Tenant shall pay, with its next installment of Base Rent due, the full amount of the Excess for such Expense Year, less the amounts, if any, paid during such Expense Year as

Estimated Excess. The failure of Landlord to timely furnish the Statement for any Expense Year shall not prejudice Landlord from enforcing its rights under this Article 4. Even though the Lease Term has expired and Tenant has vacated the Premises, when the final determination is made of Tenant's Share of the Direct Expenses for the Expense Year in which this Lease terminates, if an Excess is present, Tenant shall immediately pay to Landlord an amount as calculated pursuant to the provisions of Section 4.3.1 of this Lease. The provisions of this Section 4.3.2 shall survive the expiration or earlier termination of the Lease Term.

4.3.3 Statement of Estimated Direct Expenses. In addition, Landlord shall endeavor to give Tenant a yearly expense estimate statement (the "**Estimate Statement**") which shall set forth Landlord's reasonable estimate (the "**Estimate**") of what the total amount of Direct Expenses for the then-current Expense Year shall be and the estimated Excess (the "**Estimated Excess**") as calculated by comparing Tenant's Share of Direct Expenses, which shall be based upon the Estimate, to Tenant's Share of Direct Expenses for the Base Year. The failure of Landlord to timely furnish the Estimate Statement for any Expense Year shall not preclude Landlord from enforcing its rights to collect any Estimated Excess under this Article 4. If pursuant to the Estimate Statement an Estimated Excess is calculated for the then-current Expense Year, Tenant shall pay, with its next installment of Base Rent due, a fraction of the Estimated Excess for the then-current Expense Year (reduced by any amounts paid pursuant to the last sentence of this Section 4.3.3). Such fraction shall have as its numerator the number of months which have elapsed in such current Expense Year to the month of such payment, both months inclusive, and shall have twelve (12) as its denominator. Until a new Estimate Statement is furnished, Tenant shall pay monthly, with the monthly Base Rent installments, an amount equal to one-twelfth (1/12) of the total Estimated Excess set forth in the previous Estimate Statement delivered by Landlord to Tenant.

4.4 Taxes and Other Charges for Which Tenant Is Directly Responsible. Tenant shall reimburse Landlord upon demand for any and all taxes or assessments required to be paid by Landlord (except to the extent included in Tax Expenses by Landlord), excluding state, local and federal personal or corporate income taxes measured by the net income of Landlord from all sources and estate and inheritance taxes, whether or not now customary or within the contemplation of the parties hereto, when:

4.4.1 Said taxes are measured by or reasonably attributable to the cost or value of Tenant's equipment, furniture, fixtures and other personal property located in the Premises, or by the cost or value of any leasehold improvements made in or to the Premises by or for Tenant, to the extent the cost or value of such leasehold improvements exceeds the cost or value of a building standard build-out as determined by Landlord regardless of whether title to such improvements shall be vested in Tenant or Landlord;

4.4.2 Said taxes are assessed upon or with respect to the possession, leasing, operation, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises or any portion of the Real Property (including the Parking Facilities);

4.4.3 Said taxes are assessed upon this transaction or any document to which Tenant is a party creating or transferring an interest or an estate in the Premises; or

4.4.4 Said assessments are levied or assessed upon the Real Property or any part thereof or upon Landlord and/or by any governmental authority or entity, and relate to the construction, operation, management, use, alteration or repair of mass transit improvements.

ARTICLE 5

USE OF PREMISES

5.1 Permitted Use. Tenant shall use the Premises solely for general office purposes consistent with the character of the Building as a first-class office building, and Tenant shall not use or permit the Premises to be used for any other purpose or purposes whatsoever.

5.2 Prohibited Uses. Tenant further covenants and agrees that it shall not use, or suffer or permit any person or persons to use, the Premises or any part thereof for any use or purpose contrary to the provisions of Exhibit D, attached hereto, or in violation of the laws of the United States of America, the State of California, or the ordinances, regulations or requirements of the local municipal or county governing body or other lawful authorities having jurisdiction over the Building. Tenant shall comply with all recorded covenants, conditions, and restrictions, and the provisions of all ground or underlying leases, now or hereafter affecting the Real Property. Tenant shall not use or allow another person or entity to use any part of the Premises for the storage, use, treatment, manufacture or sale of any hazardous or toxic material.

ARTICLE 6

SERVICES AND UTILITIES

6.1 Standard Tenant Services. Landlord shall provide the following services on all days during the Lease Term, unless otherwise stated below.

6.1.1 Subject to all governmental rules, regulations and guidelines applicable thereto, Landlord shall provide heating and air conditioning when necessary for normal comfort for normal office use in the Premises, from Monday through Friday, during the period from 8 a.m. to 6 p.m., and on Saturday during the period from 8:00 a.m. to 3:00 p.m., except for the date of observation of New Year's Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day and other locally or nationally recognized holidays (collectively, the "**Holidays**").

6.1.2 Landlord shall provide adequate electrical wiring and facilities and power for normal general office use as determined by Landlord. Tenant shall bear the cost of replacement of lamps, starters and ballasts for lighting fixtures within the Premises.

6.1.3 Landlord shall provide city water from the regular Building outlets for drinking, lavatory and toilet purposes.

6.1.4 Landlord shall provide janitorial services five (5) days per week, except the date of observation of the Holidays, in and about the Premises and window washing services in a manner consistent with other comparable buildings in the vicinity of the Building.

6.1.5 Landlord shall provide nonexclusive automatic passenger elevator service at all times.

6.1.6 Landlord shall provide nonexclusive freight elevator service subject to scheduling by Landlord.

6.2 Overstandard Tenant Use. Tenant shall not, without Landlord's prior written consent, use heat-generating machines, machines other than normal fractional horsepower office machines, or equipment or lighting other than building standard lights in the Premises, which may affect the temperature otherwise maintained by the air conditioning system or increase the water normally furnished for the Premises by Landlord pursuant to the terms of Section 6.1 of this Lease. If such consent is given, Landlord shall have the right to install supplementary air conditioning units or other facilities in the Premises, including supplementary or additional metering devices, and the cost thereof, including the cost of installation, operation and maintenance, increased wear and tear on existing equipment and other similar charges, shall be paid by Tenant to Landlord upon billing by Landlord. If Tenant uses electricity, water or heat or air conditioning in excess of that supplied by Landlord pursuant to Section 6.1 of this Lease, Tenant shall pay to Landlord, upon billing, the cost of such excess consumption, the cost of the installation, operation, and maintenance of equipment which is installed in order to supply such excess consumption, and the cost of the increased wear and tear on existing equipment caused by such excess consumption, and Landlord may install devices to separately meter any increased use and in such event Tenant shall pay the increased cost directly to Landlord, on demand, including the cost of such additional metering devices. If Tenant desires to use heat, ventilation or air conditioning during hours other than those for which Landlord is obligated to supply such utilities pursuant to the terms of Section 6.1 of this Lease, Tenant shall give Landlord such prior notice, as Landlord shall from time to time establish as appropriate, of Tenant's desired use and Landlord shall supply such utilities to Tenant at such hourly cost to Tenant as Landlord shall from time to time establish. Amounts payable by Tenant to Landlord for such use of additional utilities shall be deemed Additional Rent hereunder and shall be billed on a monthly basis. Landlord may increase the hours or days during which air conditioning, heating and ventilation are provided to the Premises and the Building to accommodate the usage by tenants occupying two-thirds or more of the rentable square feet of the Building or to conform to practices of other buildings in the area comparable to the Building.

6.3 Interruption of Use. Tenant agrees that Landlord shall not be liable for damages, by abatement of Rent or otherwise, for failure to furnish or delay in furnishing any service (including telephone and telecommunication services), or for any diminution in the quality or quantity thereof, when such failure or delay or diminution is occasioned, in whole or in part, by repairs, replacements, or improvements, by any strike, lockout or other labor trouble, by inability to secure electricity, gas, water, or other fuel at the Building after reasonable effort to do so, by any accident or casualty whatsoever, by act or default of Tenant or other parties, or by any other cause beyond Landlord's reasonable control; and such failures or delays or diminution shall never be deemed to constitute an eviction or disturbance of Tenant's use and possession of the Premises or relieve Tenant from paying Rent or performing any of its obligations under this Lease. Furthermore, Landlord shall not be liable under any circumstances for a loss of, or injury to, property or for injury to, or interference with, Tenant's business, including, without limitation, loss of profits, however occurring, through or in connection with or incidental to a failure to furnish any of the services or utilities as set forth in this Article 6.

6.4 Additional Services. Landlord shall also have the exclusive right, but not the obligation, to provide any additional services which may be required by Tenant, including, without limitation, locksmithing, lamp replacement, additional janitorial service, and additional repairs and maintenance, provided that Tenant shall pay to Landlord upon billing, the sum of all costs to Landlord of such additional services plus an administration fee. Charges for any service for which Tenant is required to pay from time to time hereunder, shall be deemed Additional Rent hereunder and shall be billed on a monthly basis.

ARTICLE 7

REPAIRS

Tenant shall, at Tenant's own expense, keep the Premises, including all improvements, fixtures and furnishings therein, in good order, repair and condition at all times during the Lease Term. In addition, Tenant shall, at Tenant's own expense but under the supervision and subject to the prior approval of Landlord, and within any reasonable period of time specified by Landlord, promptly and adequately repair all damage to the Premises and replace or repair all damaged or broken fixtures and appurtenances; provided however, that, at Landlord's option, or if Tenant fails to make such repairs, Landlord may, but need not, make such repairs and replacements, and Tenant shall pay Landlord the cost thereof, including a percentage of the cost thereof (to be uniformly established for the Building) sufficient to reimburse Landlord for all overhead, general conditions, fees and other costs or expenses arising from Landlord's involvement with such repairs and replacements forthwith upon being billed for same. Landlord may, but shall not be required to, enter the Premises at all reasonable times to make such repairs, alterations, improvements and additions to the Premises or to the Building or to any equipment located in the Building as Landlord shall desire or deem necessary or as Landlord may be required to do by governmental or quasi-governmental authority or court order or decree. Tenant hereby waives and releases its right to make repairs at Landlord's expense under Sections 1941 and 1942 of the California Civil Code or under any similar law, statute, or ordinance now or hereafter in effect.

ARTICLE 8

ADDITIONS AND ALTERATIONS

8.1 Landlord's Consent to Alterations. Tenant may not make any improvements, alterations, additions or changes to the Premises (collectively, the "**Alterations**") without first procuring the prior written consent of Landlord to such Alterations, which consent shall be requested by Tenant not less than thirty (30) days prior to the commencement thereof, and which consent shall not be unreasonably withheld by Landlord. The construction of the initial improvements to the Premises shall be governed by the terms of the Tenant Work Letter and not the terms of this Article 8.

8.2 Manner of Construction. Landlord may impose, as a condition of its consent to all Alterations or repairs of the Premises or about the Premises, such requirements as Landlord in its sole discretion may deem desirable, including, but not limited to, the requirement that upon Landlord's request, Tenant shall, at Tenant's expense, remove such Alterations upon the expiration or any early termination of the Lease Term, and/or the requirement that Tenant utilize for such purposes only contractors, materials, mechanics and materialmen selected by Landlord. In any event, a contractor of Landlord's selection shall perform all mechanical, electrical, plumbing, structural, and heating, ventilation and air conditioning work, and such work shall be performed at Tenant's cost. Tenant shall construct such Alterations and perform such repairs in conformance with any and all applicable rules and regulations of any federal, state, county or municipal code or ordinance and pursuant to a valid building permit, issued by the appropriate governmental authorities, in conformance with Landlord's construction rules and regulations. Landlord's approval of the plans, specifications and working drawings for Tenant's Alterations shall create no responsibility or liability on the part of Landlord for their completeness, design sufficiency, or compliance with all laws, rules and regulations of governmental agencies or authorities. All work with respect to any Alterations must be done in a good and workmanlike manner and diligently prosecuted to completion. In performing the work of any such Alterations, Tenant shall have the work performed in such manner as not to obstruct access to the Building or the common areas for any other tenant of the Building, and as not to obstruct the business of Landlord or other tenants in the Building, or interfere with the labor force working in the Building. Upon completion of any Alterations, Tenant agrees to cause a Notice of Completion to be recorded in the office of the Recorder of the County of San Diego in accordance with Section 3093 of the Civil Code of the State of California or any successor statute, and Tenant shall deliver to the Building management office a reproducible copy of the "as built" drawings of the Alterations.

8.3 Payment for Improvements. In the event Tenant orders any Alteration or repair work directly from Landlord, or from the contractor selected by Landlord, the charges for such work shall be deemed Additional Rent under this Lease, payable upon billing therefor, either periodically during construction or upon the substantial completion of such work, at Landlord's option. Upon completion of such work, Tenant shall deliver to Landlord, if payment is made directly to contractors, evidence of payment, contractors' affidavits and full and final waivers of all liens for labor, services or materials. Whether or not Tenant orders any work directly from Landlord, Tenant shall pay to Landlord a percentage of the cost of such work (such percentage, which shall vary depending upon whether or not Tenant orders the work directly from Landlord, to be established on a uniform basis for the Building) sufficient to compensate Landlord for all overhead, general conditions, fees and other costs and expenses arising from Landlord's involvement with such work.

8.4 Construction Insurance. In the event that Tenant makes any Alterations, Tenant agrees to carry "Builder's All Risk" insurance in an amount approved by Landlord covering the construction of such Alterations, and such other insurance as Landlord may require, it being understood and agreed that all of such Alterations shall be insured by Tenant pursuant to Article 10 of this Lease immediately upon completion thereof. In addition, Landlord may, in its discretion, require Tenant to obtain a lien and completion bond or some alternate form of security satisfactory to Landlord in an amount sufficient to ensure the lien-free completion of such Alterations and naming Landlord as a co-obligee.

8.5 Landlord's Property. All Alterations, improvements, fixtures and/or equipment which may be installed or placed in or about the Premises, and all signs installed in, on or about the Premises, from time to time, shall be at the sole cost of Tenant and shall be and become the property of Landlord, except that Tenant may remove any Alterations, improvements, fixtures and/or equipment which Tenant can substantiate to Landlord have not been paid for with any tenant improvement allowance funds provided to Tenant by Landlord, provided Tenant repairs any damage to the Premises and Building caused by such removal. Furthermore, if Landlord, as a condition to Landlord's consent to any Alteration, requires that Tenant remove any Alteration upon the expiration or early termination of the Lease Term, Landlord may, by written notice to Tenant prior to the end of the Lease Term, or given upon any earlier termination of this Lease, require Tenant at Tenant's expense to remove such Alterations and to repair any damage to the Premises and Building caused by such removal. If Tenant fails to complete such removal and/or to repair any damage caused by the removal of any Alterations, Landlord may do so and may charge the cost thereof to Tenant

ARTICLE 9

COVENANT AGAINST LIENS

Landlord shall have the right at all times to post and keep posted on the Premises any notice which it deems necessary for protection from such liens. Tenant covenants and agrees not to suffer or permit any lien of mechanics or materialmen or others to be placed against the Real Property, the Building or the Premises with respect to work or services claimed to have been performed for or materials claimed to have been furnished to Tenant or the Premises, and, in case of any such lien attaching or notice of any lien, Tenant covenants and agrees to cause it to be immediately released and removed of record. Notwithstanding anything to the contrary set forth in this Lease, in the event that such lien is not released and removed within ten (10) days after the date notice of such lien is delivered by Landlord to Tenant, Landlord, at its sole option, may immediately take all action necessary to release and remove such lien, without any duty to investigate the validity thereof, and all sums, costs and expenses, including reasonable attorneys' fees and costs, incurred by Landlord in connection with such lien shall be deemed Additional Rent under this Lease and shall immediately be due and payable by Tenant.

ARTICLE 10

INSURANCE

10.1 Indemnification and Waiver. To the extent not prohibited by law, Landlord, its partners and their respective officers, agents, servants, employees, and independent contractors (collectively, "**Landlord Parties**") shall not be liable for any damage either to person or property or resulting from the loss of use thereof, which damage is sustained by Tenant or by other persons claiming through Tenant. Tenant shall indemnify, defend, protect, and hold harmless Landlord Parties from any and all loss, cost, damage, expense and liability (including without limitation court costs and reasonable attorneys' fees) incurred in connection with or arising from any cause in, on or about the Premises either prior to, during, or after the expiration of the Lease Term, provided that the terms of the foregoing indemnity shall not apply to the gross negligence or willful misconduct of Landlord. The provisions of this Section 10.1 shall survive the expiration or sooner termination of this Lease with respect to any claims or liability occurring prior to such expiration or termination.

10.2 Tenant's Compliance with Landlord's Fire and Casualty Insurance. Tenant shall, at Tenant's expense, comply with all insurance company requirements pertaining to the use of the Premises. If Tenant's conduct or use of the Premises causes any increase in the premium for such insurance policies, then Tenant shall reimburse Landlord for any such increase. Tenant, at Tenant's expense, shall comply with all rules, orders, regulations or requirements of the American Insurance Association (formerly the National Board of Fire Underwriters) and with any similar body.

10.3 Tenant's Insurance. Tenant shall maintain the following coverages in the following amounts.

10.3.1 Commercial General Liability Insurance covering the insured against claims of bodily injury, personal injury and property damage arising out of Tenant's operations, assumed liabilities or use of the Premises. including a Broad Form Commercial General Liability endorsement covering the insuring provisions of this Lease and the performance by Tenant of the indemnity agreements set forth in Section 10.1 of this Lease, for limits of liability not less than:

Bodily Injury and Property Damage Liability	$1,000,000 each occurrence $1,000,000 annual aggregate

Personal Injury Liability	$1,000,000 each occurrence $1,000,000 annual aggregate 0% Insured's participation

10.3.2 Physical Damage Insurance covering (i) all office furniture, trade fixtures, office equipment, merchandise and all other items of Tenant's property on the Premises installed by, for, or at the expense of Tenant, (ii) the Tenant Improvements, including any Tenant Improvements which Landlord permits to be installed above the ceiling of the Premises or below the floor of the Premises, and (iii) all other improvements, alterations and additions to the Premises, including any improvements, alterations or additions installed at Tenant's request above the ceiling of the Premises or below the floor of the Premises. Such insurance shall be written on an "all risks" of physical loss or damage basis, for the full replacement cost value new without deduction for depreciation of the covered items and in amounts that meet any co-insurance clauses of the policies of insurance and shall include a vandalism and malicious mischief endorsement, sprinkler leakage coverage and earthquake sprinkler leakage coverage.

10.3.3 Loss of income and extra expense insurance in such amounts as will reimburse Tenant for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent tenants or attributable to prevention of access to the Premises or to the Building as a result of such perils.

10.4 Form of Policies. The minimum limits of policies of insurance required of Tenant under this Lease shall in no event limit the liability of Tenant under this Lease. Such insurance shall (i) name Landlord, and any other party it so specifies, as an additional insured; (ii) specifically cover the liability assumed by Tenant under this Lease, including, but not limited to, Tenant's obligations under Section 10.1 of this Lease; (iii) be issued by an insurance company having a rating of not less than A-X in Best's Insurance Guide or which is otherwise acceptable to Landlord and licensed to do business in the State of California; (iv) be primary insurance as to all claims thereunder and provide that any insurance carried by Landlord is excess and is non-contributing with any insurance requirement of Tenant; (v) provide that said insurance shall not be canceled or coverage changed unless thirty (30) days' prior written notice shall have been given to Landlord and any mortgagee or ground or underlying lessor of Landlord; and (vi) contain a cross-liability endorsement or severability of interest clause acceptable to Landlord. Tenant shall deliver said policy or policies or certificates thereof to Landlord on or before the Lease Commencement Date and at least thirty (30) days before the expiration dates thereof. In the event Tenant shall fail to procure such insurance, or to deliver such policies or certificate, Landlord may, at its option, procure such policies for the account of Tenant, and the cost thereof shall be paid to Landlord as Additional Rent within five (5) days after delivery to Tenant of bills therefor.

10.5 Subrogation. Landlord and Tenant agree to have their respective insurance companies issuing property damage and loss of income and extra expense insurance waive any rights of subrogation that such companies may have against Landlord or Tenant, as the case may be, so long as the insurance carried by Landlord and Tenant, respectively, is not invalidated thereby. As long as such waivers of subrogation are contained in their respective insurance policies, Landlord and Tenant hereby waive any right that either may have against the other on account of any loss or damage to the extent such loss or damage is insurable under such policies of insurance.

10.6 Additional Insurance Obligations. Tenant shall carry and maintain during the entire Lease Term, at Tenant's sole cost and expense, increased amounts of the insurance required to be carried by Tenant pursuant to this Article 10, and such other reasonable types of insurance coverage and in such reasonable amounts covering the Premises and Tenant's operations therein, as may be reasonably requested by Landlord.

ARTICLE 11

DAMAGE AND DESTRUCTION

11.1 Repair of Damage to Premises by Landlord. Tenant shall promptly notify Landlord of any damage to the Premises resulting from fire or any other casualty. If the Premises or any common areas of the Building serving or providing access to the Premises shall be damaged by fire or other casualty, Landlord shall promptly and diligently, subject to reasonable delays for insurance adjustment or other matters beyond Landlord's reasonable control, and subject to all other terms of this Article 11, restore the Base, Shell, and Core of the Premises and such common areas. Such restoration shall be to substantially the same condition of the Base, Shell, and Core of the Premises and common areas prior to the casualty, except for modifications required by zoning and building codes and other laws or by the holder of a mortgage on the Building, or the lessor of a ground or underlying lease with respect to the Real Property and/or the Building, or any other modifications to the common areas deemed desirable by Landlord, provided access to the Premises and any common restrooms serving the Premises shall not be materially impaired. Notwithstanding any other provision of this Lease, upon the occurrence of any damage to the Premises, Tenant shall assign to Landlord (or to any party designated by Landlord) all insurance proceeds payable to Tenant under Tenant's insurance required under Section 10.3 of this Lease, and Landlord shall repair any injury or damage to the Tenant Improvements installed in the Premises and shall return such Tenant Improvements to their original condition; provided that if the cost of such repair by Landlord exceeds the amount of insurance proceeds received by Landlord from Tenant's insurance carrier, as assigned by Tenant, the cost of such repairs shall be paid by Tenant to Landlord prior to Landlord's repair of the damage. In connection with such repairs and replacements, Tenant shall, prior to the commencement of construction, submit to Landlord, for Landlord's review and approval, all plans, specifications and working drawings relating thereto, and Landlord shall select the contractors to perform such improvement work. Such submittal of plans and construction of improvements shall be performed in substantial compliance with the terms of the Tenant Work Letter as though such construction of improvements were the initial construction of the Tenant Improvements. Landlord shall not be liable for any inconvenience or annoyance to Tenant or its visitors, or injury to Tenant's business resulting in any way from such damage or the repair thereof, provided however, that if such fire or other casualty shall have damaged the Premises or common areas necessary to Tenant's occupancy, and if such damage is not the result of the negligence or willful misconduct of Tenant or Tenant's employees, contractors, licensees, or invitees, Landlord shall allow Tenant a proportionate abatement of Rent to the extent Landlord is reimbursed from the proceeds of rental interruption insurance purchased by Landlord as part of Operating Expenses, during the time and to the extent the Premises are unfit for occupancy for the purposes permitted under this Lease, and not occupied by Tenant as a result thereof.

11.2 Landlord's Option to Repair. Notwithstanding the terms of Section 11.1 of this Lease, Landlord may elect not to rebuild and/or restore the Premises and/or Building and instead terminate this Lease by notifying Tenant in writing of such termination within sixty (60) days after the date of damage, such notice to include a termination date giving Tenant ninety (90) days to vacate the Premises, but Landlord may so elect only if the Building shall be damaged by fire or other casualty or cause, whether or not the Premises are affected, and one or more of the following conditions is present: (i) repairs cannot reasonably be completed within one hundred twenty (120) days of the date of damage (when such repairs are made without the payment of overtime or other premiums); (ii) the holder of any mortgage on the Building or ground or underlying lessor with respect to the Real Property and/or the Building shall require that the insurance proceeds or any portion thereof be used to retire the mortgage debt, or shall terminate the ground or underlying lease, as the case may be; or (iii) the damage is not fully covered, except for deductible amounts, by Landlord's insurance policies.

11.3 Waiver of Statutory Provisions. The provisions of this Lease, including this Article 11, constitute an express agreement between Landlord and Tenant with respect to any and all damage to, or destruction of, all or any part of the Premises, the Building or any other portion of the Real Property, and any statute or regulation of the State of California, including, without limitation, Sections 1932(2) and 1933(4) of the California Civil Code, with respect to any rights or obligations concerning damage or destruction in the absence of an express agreement between the parties, and any other statute or regulation, now or hereafter in effect, shall have no application to this Lease or any damage or destruction to all or any part of the Premises, the Building or any other portion of the Real Property.

11.4 Damage Near End of Term. In the event that the Premises or the Building is destroyed or damaged to any substantial extent during the last twenty-four (24) months of the Lease Term, then notwithstanding anything contained in this Article 11, Landlord shall have the option to terminate this Lease by giving written notice to Tenant of the exercise of such option within thirty (30) days after such damage or destruction, in which event this Lease shall cease and terminate as of the date of such notice. Tenant shall pay the Base Rent and Additional Rent, properly apportioned up to such date of damage, and both parties hereto shall thereafter be freed and discharged of all further obligations hereunder, except as provided for in provisions of this Lease which by their terms survive the expiration or earlier termination of the Lease Term

ARTICLE 12

NONWAIVER

No waiver of any provision of this Lease shall be implied by any failure of Landlord to enforce any remedy on account of the violation of such provision, even if such violation shall continue or be repeated subsequently. Any waiver by Landlord of any provision of this Lease may only be in writing, and no express waiver shall affect any provision other than the one specified in such waiver and that one only for the time and in the manner specifically stated. No receipt of monies by Landlord from Tenant after the termination of this Lease shall in any way alter the length of the Lease Term or of Tenant's right of possession hereunder or after the giving of any notice shall reinstate, continue or extend the Lease Term or affect any notice given Tenant prior to the receipt of such monies, it being agreed that after the service of notice or the commencement of a suit or after final judgment for possession of the Premises, Landlord may receive and collect any Rent due, and the payment of said Rent shall not waive or affect said notice, suit or judgment.

ARTICLE 13

CONDEMNATION

13.1 Permanent Taking. If the whole or any part of the Premises or Building shall be taken by power of eminent domain or condemned by any competent authority for any public or quasi-public use or purpose, or if any adjacent property or street shall be so taken or condemned, or reconfigured or vacated by such authority in such manner as to require the use, reconstruction or remodeling of any part of the Premises or Building, or if Landlord shall grant a deed or other instrument in lieu of such taking by eminent domain or condemnation, Landlord shall have the option to terminate this Lease upon ninety (90) days' notice, provided such notice is given no later than one hundred eighty (180) days after the date of such taking, condemnation, reconfiguration, vacation, deed or other instrument. If more than twenty-five percent (25%) of the rentable square feet of the Premises is taken, or if access to the Premises is substantially impaired, Tenant shall have the option to terminate this Lease upon ninety (90) days' notice, provided such notice is given no later than one hundred eighty (180) days after the date of such taking. Landlord shall be entitled to receive the entire award or payment in connection therewith, except that Tenant shall have the right to file any separate claim available to Tenant for any taking of Tenant's personal property and fixtures belonging to Tenant and removable by Tenant upon expiration of the Lease Term pursuant to the terms of this Lease, and for moving expenses, so long as such claim does not diminish the award available to Landlord, its ground lessor with respect to the Real Property or its mortgagee, and such claim is payable separately to Tenant. All Rent shall be apportioned as of the date of such termination, or the date of such taking, whichever shall first occur. If any part of the Premises shall be taken, and this Lease shall not be so terminated, the Rent shall be proportionately abated. Tenant hereby waives any and all rights it might otherwise have pursuant to Section 1265.130 of The California Code of Civil Procedure.

13.2 Temporary Taking. Notwithstanding anything to the contrary contained in this Article 13, in the event of a temporary taking of all or any portion of the Premises for a period of one hundred and eighty (180) days or less, then this Lease shall not terminate but the Base Rent and the Additional Rent shall be abated for the period of such taking in proportion to the ratio that the number of rentable square feet of the Premises taken bears to the total number of rentable square feet of the Premises. Landlord shall be entitled to receive the entire award made in connection with any such temporary taking.

ARTICLE 14

ASSIGNMENT AND SUBLETTING

14.1 Transfers. Tenant shall not, without the prior written consent of Landlord, assign, mortgage, pledge, hypothecate, encumber, or permit any lien to attach to, or otherwise transfer, this Lease or any interest hereunder, permit any assignment or other such foregoing transfer of this Lease or any interest hereunder by operation of law, sublet the Premises or any part thereof, or permit the use of the Premises by any persons other than Tenant and its employees (all of the foregoing are hereinafter sometimes referred to collectively as "**Transfers**" and any person to whom any Transfer is made or sought to be made is hereinafter sometimes referred to as a "**Transferee**"). If Tenant shall desire Landlord's consent to any Transfer, Tenant shall notify Landlord in writing, which notice (the "**Transfer Notice**") shall include (i) the proposed effective date of the Transfer, which shall not be less than forty-five (45) days nor more than one hundred eighty (180) days after the date of delivery of the Transfer Notice, (ii) a description of the portion of the Premises to be transferred (the "**Subject Space**"), (iii) all of the terms of the proposed Transfer and the consideration therefor, including a calculation of the "Transfer Premium," as that term is defined in Section 14.3 below, in connection with such Transfer, the name and address of the proposed Transferee, and a copy of all existing and/or proposed documentation pertaining to the proposed Transfer, including all existing operative documents to be executed to evidence such Transfer or the agreements incidental or related to such Transfer, and (iv) current financial statements of the proposed Transferee certified by an officer, partner or owner thereof, and any other information required by Landlord, which will enable Landlord to determine the financial responsibility, character, and reputation of the proposed Transferee, nature of such Transferee's business and proposed use of the Subject Space, and such other information as Landlord may reasonably require. Any Transfer made without Landlord's prior written consent shall, at Landlord's option, be null, void and of no effect, and shall, at Landlord's option, constitute a default by Tenant under this Lease. Whether or not Landlord shall grant consent, Tenant shall pay Landlord's review and processing fees, as well as any reasonable legal fees incurred by Landlord, within thirty (30) days after written request by Landlord.

14.2 Landlord's Consent. Landlord shall not unreasonably withhold its consent to any proposed Transfer of the Subject Space to the Transferee on the terms specified in the Transfer Notice. The parties hereby agree that it shall be reasonable under this Lease and under any applicable law for Landlord to withhold consent to any proposed Transfer where one or more of the following apply, without limitation as to other reasonable grounds for withholding consent:

14.2.1 The Transferee is of a character or reputation or engaged in a business which is not consistent with the quality of the Building, or would be a significantly less prestigious occupant of the Building than Tenant;

14.2.2 The Transferee intends to use the Subject Space for purposes which are not permitted under this Lease;

14.2.3 The Transferee is either a governmental agency or instrumentality thereof;

14.2.4 The Transfer will result in more than a reasonable and safe number of occupants per floor within the Subject Space;

14.2.5 The Transferee is not a party of reasonable financial worth and/or financial stability in light of the responsibilities involved under the Lease on the date consent is requested;

14.2.6 The proposed Transfer would cause Landlord to be in violation of another lease or agreement to which Landlord is a party, or would give an occupant of the Building a right to cancel its lease;

14.2.7 The terms of the proposed Transfer will allow the Transferee to exercise a right of renewal, right of expansion, right of first offer, or other similar right held by Tenant (or will allow the Transferee to occupy space leased by Tenant pursuant to any such right); or

14.2.8 Either the proposed Transferee, or any person or entity which directly or indirectly, controls, is controlled by, or is under common control with, the proposed Transferee,

(i) occupies space in the Building at the time of the request for consent, (ii) is negotiating with Landlord to lease space in the Building at such time, or (iii) has negotiated with Landlord during the twelve (12)-month period immediately preceding the Transfer Notice.

If Landlord consents to any Transfer pursuant to the terms of this Section 14.2 (and does not exercise any recapture rights Landlord may have under Section 14.4 of this Lease), Tenant may within six (6) months after Landlord's consent, but not later than the expiration of said six-month period, enter into such Transfer of the Premises or portion thereof, upon substantially the same terms and conditions as are set forth in the Transfer Notice furnished by Tenant to Landlord pursuant to Section 14.1 of this Lease, provided that if there are any changes in the terms and conditions from those specified in the Transfer Notice (i) such that Landlord would initially have been entitled to refuse its consent to such Transfer under this Section 14.2, or (ii) which would cause the proposed Transfer to be more favorable to the Transferee than the terms set forth in Tenant's original Transfer Notice, Tenant shall again submit the Transfer to Landlord for its approval and other action under this Article 14 (including Landlord's right of recapture, if any, under Section 14.4 of this Lease). Notwithstanding any contrary provision of this Lease, if Tenant or any proposed Transferee claims that Landlord has unreasonably withheld or delayed its consent to a proposed Transfer or otherwise has breached its obligations under this Article 14, Tenant's and such Transferee's only remedy shall be to seek a declaratory judgment and/or injunctive relief, and Tenant, on behalf of itself and, to the extent permitted by law, such proposed Transferee waives all other remedies against Landlord, including without limitation, the right to seek monetary damages or to terminate this Lease.

14.3 Transfer Premium.

14.3.1 Definition of Transfer Premium. If Landlord consents to a Transfer, as a condition thereto which the parties hereby agree is reasonable, Tenant shall pay to Landlord seventy-five percent (75%) of any "Transfer Premium," as that term is defined in this Section 14.3, received by Tenant from such Transferee. **"Transfer Premium"** shall mean all rent, additional rent or other consideration payable by such Transferee in excess of the Rent and Additional Rent payable by Tenant under this Lease on a per rentable square foot basis if less than all of the Premises is transferred, after deducting the reasonable expenses incurred by Tenant for (i) any changes, alterations and improvements to the Premises in connection with the Transfer, and (ii) any brokerage commissions in connection with the Transfer (collectively, the **"Subleasing Costs"**). **"Transfer Premium"** shall also include, but not be limited to, key money and bonus money paid by Transferee to Tenant in connection with such Transfer, and any payment in excess of fair market value for services rendered by Tenant to Transferee or for assets, fixtures, inventory, equipment, or furniture transferred by Tenant to Transferee in connection with such Transfer.

14.3.2 Payment of Transfer Premiums. The determination of the amount of the Transfer Premium shall be made on an annual basis in accordance with the terms of this Section 14.3.2, but an estimate of the amount of the Transfer Premium shall be made each month and one-twelfth of such estimated amount shall be paid to Landlord promptly, but in no event later than the next date for payment of Base Rent hereunder, subject to an annual reconciliation on each anniversary date of the Transfer. If the payments to Landlord under this Section 14.3.2 during the twelve (12) months preceding each annual reconciliation exceed the amount of Transfer Premium determined on an annual basis, then Landlord shall credit the overpayment against Tenant's future obligations under this Section 14.3.2 or if the overpayment occurs during the last year of the Transfer in question, refund the excess to Tenant. If Tenant has underpaid the Transfer Premium, as determined by such annual reconciliation, Tenant shall pay the amount of such deficiency to Landlord promptly, but in no event later than the next date for payment of Basic Rent hereunder. For purposes of calculating the Transfer Premium on an annual basis, Tenant's Subleasing Costs shall be deemed to be offset against the first rent, additional rent or other consideration payable by the Transferee, until such Subleasing Costs are exhausted.

14.3.3 Calculations of Rent. In the calculation of the Rent, as it relates to the Transfer Premium calculated under Section 14.3.1 of this Lease, the Rent paid during each annual period for the Subject Space by Tenant, shall be computed after adjusting such rent to the actual effective rent to be paid, taking into consideration any and all leasehold concessions granted in connection therewith, including, but not limited to, any rent credit and tenant improvement allowance. For purposes of calculating any such effective rent, all such concessions shall be amortized on a straight-line basis over the relevant term.

14.4 Landlord's Option as to Subject Space. Notwithstanding anything to the contrary contained in this Article 14, in the case of an assignment of Tenant's interest in this Lease or a sublease of more than fifty percent (50%) of the number of rentable square feet in the Premises, Landlord shall have the option, by giving written notice to Tenant within thirty (30) days after receipt of any Transfer Notice, to (i) recapture the Subject Space, or (ii) take an assignment or sublease of the Subject Space from Tenant. Such recapture, or sublease or assignment notice shall cancel and terminate this Lease, or create a sublease or assignment, as the case may be, with respect to the Subject Space as of the date stated in the Transfer Notice as the effective date of the proposed Transfer until the last day of the term of the Transfer as set forth in the Transfer Notice. In the event of a recapture by Landlord, if this Lease shall be canceled with respect to less than the entire Premises, the Rent reserved herein shall be prorated on the basis of the number of rentable square feet retained by Tenant in proportion to the number of rentable square feet contained in the Premises, and this Lease as so amended shall continue thereafter in full force and effect, and upon request of either party, the parties shall execute written confirmation of the same. If the Subject Space shall be assigned or subleased by Tenant to Landlord, the rent for the Subject Space payable by Landlord to Tenant shall be the lesser of (i) the effective Base Rent plus the Additional Rent payable by Tenant under this Lease for the Subject Space on a prorated basis based upon the number of rentable square feet in the Subject Space, or (ii) the effective rent (taking into account all concessions made by Tenant to the Transferee) set forth in the Transfer Notice, and all other provisions of this Lease shall remain in full force and effect, and upon request of either party, the parties shall execute a written confirmation of the same. If Landlord declines, or fails to elect in a timely manner to recapture, sublease or take an assignment of the Subject Space under this Section 14.4, then, provided Landlord has consented to the proposed Transfer, Tenant shall be entitled to proceed to transfer the Subject Space to the proposed Transferee, subject to provisions of the last paragraph of Section 14.2 of this Lease.

14.5 Effect of Transfer. If Landlord consents to a Transfer, (i) the terms and conditions of this Lease shall in no way be deemed to have been waived or modified, (ii) such consent shall not be deemed consent to any further Transfer by either Tenant or a Transferee, (iii) Tenant shall deliver to Landlord, promptly after execution, an original executed copy of all documentation pertaining to the Transfer in form reasonably acceptable to Landlord, (iv) Tenant shall furnish upon Landlord's request a complete statement, certified by an independent certified public accountant, or Tenant's chief financial officer, setting forth in detail the computation of any Transfer Premium Tenant has derived and shall derive from such Transfer, and (v) no Transfer relating to this Lease or agreement entered into with respect thereto, whether with or without Landlord's consent, shall relieve Tenant or any guarantor of the Lease from liability under this Lease. Landlord or its authorized representatives shall have the right at all reasonable times to audit the books, records and papers of Tenant relating to any Transfer, and shall have the right to make copies thereof. If the Transfer Premium respecting any Transfer shall be found understated, Tenant shall, within thirty (30) days after demand, pay the deficiency and Landlord's costs of such audit, and if understated by more than ten percent (10%), Landlord shall have the right to cancel this Lease upon thirty (30) days' notice to Tenant.

14.6 Additional Transfers. For purposes of this Lease, the term "Transfer" shall also include (i) if Tenant is a partnership, the withdrawal or change, voluntary, involuntary or by operation of law, of twenty-five percent (25%) or more of the partners, or transfer of twenty-five percent or more of partnership interests, within a twelve (12)-month period, or the dissolution of the partnership without immediate reconstitution thereof, and (ii) if Tenant is a closely held corporation (i.e., whose stock is not publicly held and not traded through an exchange or over the counter), (A) the dissolution, merger, consolidation or other reorganization of Tenant, the sale or other transfer of more than an aggregate of twenty-five percent (25%) of the voting shares of Tenant (other than to immediate family members by reason of gift or death), within a twelve (12)-month period, or (C) the sale, mortgage, hypothecation or pledge of more than an aggregate of twenty-five percent (25%) of the value of the unencumbered assets of Tenant within a twelve (12) month period.

ARTICLE 15

SURRENDER OF PREMISES; OWNERSHIP AND REMOVAL OF TRADE FIXTURES

15.1 Surrender of Premises. No act or thing done by Landlord or any agent or employee of Landlord during the Lease Term shall be deemed to constitute an acceptance by Landlord of a surrender of the Premises unless such intent is specifically acknowledged in a writing signed by Landlord. The delivery of keys to the Premises to Landlord or any agent or employee of Landlord shall not constitute a surrender of the Premises or effect a termination of this Lease, whether or not the keys are thereafter retained by Landlord, and notwithstanding such delivery Tenant shall be entitled to the return of such keys at any reasonable time upon request until this Lease shall have been properly terminated. The voluntary or other surrender of this Lease by Tenant, whether accepted by Landlord or not, or a mutual termination hereof, shall not work a merger, and at the option of Landlord shall operate as an assignment to Landlord of all subleases or subtenancies affecting the Premises.

15.2 Removal of Tenant Property by Tenant. Upon the expiration of the Lease Term, or upon any earlier termination of this Lease, Tenant shall, subject to the provisions of this Article 15, quit and surrender possession of the Premises to Landlord in as good order and condition as when Tenant took possession and as thereafter improved by Landlord and/or Tenant, reasonable wear and tear and repairs which are specifically made the responsibility of Landlord hereunder excepted. Upon such expiration or termination, Tenant shall, without expense to Landlord, remove or cause to be removed from the Premises all debris and rubbish, and such items of furniture, equipment, free-standing cabinet work, and other articles of personal property owned by Tenant or installed or placed by Tenant at its expense in the Premises, and such similar articles of any other persons claiming under Tenant, as Landlord may, in its sole discretion, require to be removed, and Tenant shall repair at its own expense all damage to the Premises and Building resulting from such removal.

ARTICLE 16

HOLDING OVER

If Tenant holds over after the expiration of the Lease Term hereof, with or without the express or implied consent of Landlord, such tenancy shall be from month-to-month only, and shall not constitute a renewal hereof or an extension for any further term, and in such case Base Rent shall be payable at a monthly rate equal to one hundred fifty percent (150%) of the Base Rent applicable during the last rental period of the Lease Term under this Lease. Such month-to-month tenancy shall be subject to every other term, covenant and agreement contained herein. Nothing contained in this Article 16 shall be construed as consent by Landlord to any holding over by Tenant, and Landlord expressly reserves the right to require Tenant to surrender possession of the Premises to Landlord as provided in this Lease upon the expiration or other termination of this Lease. The provisions of this Article 16 shall not be deemed to limit or constitute a waiver of any other rights or remedies of Landlord provided herein or at law. If Tenant fails to surrender the Premises upon the termination or expiration of this Lease, in addition to any other liabilities to Landlord accruing therefrom, Tenant shall protect, defend, indemnify and hold Landlord harmless from all loss, costs (including reasonable attorneys' fees) and liability resulting from such failure, including, without limiting the generality of the foregoing, any claims made by any succeeding tenant founded upon such failure to surrender, and any lost profits to Landlord resulting therefrom.

ARTICLE 17

ESTOPPEL CERTIFICATES

Within ten (10) days following a request in writing by Landlord, Tenant shall execute and deliver to Landlord an estoppel certificate, which, as submitted by Landlord, shall be substantially in the form of Exhibit E, attached hereto, (or such other form as may be required by any prospective mortgagee or purchaser of the Real Property, or any portion thereof), indicating therein any exceptions thereto that may exist at that time, and shall also contain any other information reasonably requested by Landlord or Landlord's mortgagee or prospective mortgagee

Tenant shall execute and deliver whatever other instruments may be reasonably required for such purposes. Failure of Tenant to timely execute and deliver such estoppel certificate or other instruments shall constitute an acceptance of the Premises and an acknowledgment by Tenant that statements included in the estoppel certificate are true and correct, without exception.

ARTICLE 18

SUBORDINATION

This Lease is subject and subordinate to all present and future ground or underlying leases of the Real Property and to the lien of any mortgages or trust deeds, now or hereafter in force against the Real Property and the Building, if any, and to all renewals, extensions, modifications, consolidations and replacements thereof, and to all advances made or hereafter to be made upon the security of such mortgages or trust deeds, unless the holders of such mortgages or trust deeds, or the lessors under such ground lease or underlying leases, require in writing that this Lease be superior thereto. Tenant covenants and agrees in the event any proceedings are brought for the foreclosure of any such mortgage, or if any ground or underlying lease is terminated, to attorn, without any deductions or set-offs whatsoever, to the purchaser upon any such foreclosure sale, or to the lessor of such ground or underlying lease, as the case may be, if so requested to do so by such purchaser or lessor, and to recognize such purchaser or lessor as the lessor under this Lease. Tenant shall, within five (5) days of request by Landlord, execute such further instruments or assurances as Landlord may reasonably deem necessary to evidence or confirm such attornment and/or the subordination or superiority of this Lease to any such mortgages, trust deeds, ground leases or underlying leases. Tenant hereby irrevocably authorizes Landlord to execute and deliver in the name of Tenant any such instrument or instruments if Tenant fails to do so, provided that such authorization shall in no way relieve Tenant from the obligation of executing such instruments of subordination or superiority. Tenant waives the provisions of any current or future statute, rule or law which may give or purport to give Tenant any right or election to terminate or otherwise adversely affect this Lease and the obligations of the Tenant hereunder in the event of any foreclosure proceeding, ground lease termination or sale.

ARTICLE 19

DEFAULTS; REMEDIES

19.1 Events of Default. The occurrence of any of the following shall constitute a default of this Lease by Tenant:

19.1.1 Any failure by Tenant to pay any Rent or any other charge required to be paid under this Lease, or any part thereof, when due; or

19.1.2 Any failure by Tenant to observe or perform any other provision, covenant or condition of this Lease to be observed or performed by Tenant where such failure continues for fifteen (15) days after written notice thereof from Landlord to Tenant; provided however, that any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure Section 1161 or any similar or successor law; and provided further that if the nature of such default is such that the same cannot reasonably be cured within a fifteen (15)-day period, Tenant shall not be deemed to be in default if it diligently commences such cure within such period and thereafter diligently proceeds to rectify and cure said default as soon as possible; or

19.1.3 Abandonment or vacation of the Premises by Tenant. Abandonment is herein defined to include, but is not limited to, any absence by Tenant from the Premises for three (3) business days or longer while in default of any provision of this Lease.

19.2 Remedies Upon Default. Upon the occurrence of any event of default by Tenant, Landlord shall have, in addition to any other remedies available to Landlord at law or in equity, the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever.

19.2.1 Terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord, and if Tenant fails to do so, Landlord may, without prejudice to any other remedy which it may have for possession or arrearages in rent, enter upon and take possession of the Premises and expel or remove Tenant and any other person who may be occupying the Premises or any part thereof, without being liable for prosecution or any claim or damages therefor; and Landlord may recover from Tenant the following

(i) The worth at the time of award of any unpaid rent which has been earned at the time of such termination; plus

(ii) The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

(iii) The worth at the time of award of the amount by which the unpaid rent for the balance of the Lease Term after the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

(iv) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, specifically including but not limited to, brokerage commissions and advertising expenses incurred, expenses of remodeling the Premises or any portion thereof for a new tenant, whether for the same or a different use, and any special concessions made to obtain a new tenant; and

(v) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable law.

The term "rent" as used in this Section 19.2 shall be deemed to be and to mean all sums of every nature required to be paid by Tenant pursuant to the terms of this Lease, whether to Landlord or to others. As used in Paragraphs 19.2.1(i) and (ii), above, the "worth at the time of award" shall be computed by allowing interest at the rate set forth in Article 25 of this Lease, but in no case greater than the maximum amount of such interest permitted by law. As used in Paragraph 19.2.1(iii) above, the "worth at the time of award" shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

19.2.2 Landlord shall have the remedy described in California Civil Code Section 1951.4 (lessor may continue lease in effect after lessee's breach and abandonment and recover rent as it becomes due, if lessee has the right to sublet or assign, subject only to reasonable limitations). Accordingly, if Landlord does not elect to terminate this Lease on account of any default by Tenant, Landlord may, from time to time, without terminating this Lease, enforce all of its rights and remedies under this Lease, including the right to recover all rent as it becomes due.

19.3 Sublessees of Tenant. Whether or not Landlord elects to terminate this Lease on account of any default by Tenant, as set forth in this Article 19, Landlord shall have the right to terminate any and all subleases, licenses, concessions or other consensual arrangements for possession entered into by Tenant and affecting the Premises or may, in Landlord's sole discretion, succeed to Tenant's interest in such subleases, licenses, concessions or arrangements. In the event of Landlord's election to succeed to Tenant's interest in any such subleases, licenses, concessions or arrangements, Tenant shall, as of the date of notice by Landlord of such election, have no further right to or interest in the rent or other consideration receivable thereunder.

19.4 Form of Payment After Default. Following the occurrence of an event of default by Tenant, Landlord shall have the right to require that any or all subsequent amounts paid by Tenant to Landlord hereunder, whether in the cure of the default in question or otherwise, be paid in the form of cash, money order, cashier's or certified check drawn on an institution acceptable to Landlord, or by other means approved by Landlord, notwithstanding any prior practice of accepting payments in any different form.

19.5 Waiver of Default. No waiver by Landlord or Tenant of any violation or breach of any of the terms, provisions and covenants herein contained shall be deemed or construed to constitute a waiver of any other or later violation or breach of the same or any other of the terms, provisions, and covenants herein contained. Forbearance by Landlord in enforcement of one or more of the remedies herein provided upon an event of default shall not be deemed or construed to constitute a waiver of such default. The acceptance of any Rent hereunder by Landlord following the occurrence of any default, whether or not known to Landlord, shall not be deemed a waiver of any such default, except only a default in the payment of the Rent so accepted.

19.6 Efforts to Relet. For the purposes of this Article 19, Tenant's right to possession shall not be deemed to have been terminated by efforts of Landlord to relet the Premises, by its acts of maintenance or preservation with respect to the Premises, or by appointment of a receiver to protect Landlord's interests hereunder. The foregoing enumeration is not exhaustive, but merely illustrative of acts which may be performed by Landlord without terminating Tenant's right to possession.

ARTICLE 20

COVENANT OF QUIET ENJOYMENT

Landlord covenants that Tenant, on paying the Rent, charges for services and other payments herein reserved and on keeping, observing and performing all the other terms, covenants, conditions, provisions and agreements herein contained on the part of Tenant to be kept, observed and performed, shall, during the Lease Term, peaceably and quietly have, hold and enjoy the Premises subject to the terms, covenants, conditions, provisions and agreements hereof without interference by any persons lawfully claiming by or through Landlord. The foregoing covenant is in lieu of any other covenant express or implied.

ARTICLE 21

SECURITY DEPOSIT

Landlord shall continue to hold a security deposit (the "**Security Deposit**") in the amount set forth in Section 10 of the Summary. The Security Deposit shall be held by Landlord as security for the faithful performance by Tenant of all the terms, covenants, and conditions of this Lease to be kept and performed by Tenant during the Lease Term. If Tenant defaults with respect to any provisions of this Lease, including, but not limited to, the provisions relating to the payment of Rent, Landlord may, but shall not be required to, use, apply or retain all or any part of the Security Deposit for the payment of any Rent or any other sum in default, or for the payment of any amount that Landlord may spend or become obligated to spend by reason of Tenant's default, or to compensate Landlord for any other loss or damage that Landlord may suffer by reason of Tenant's default. If any portion of the Security Deposit is so used or applied, Tenant shall, within five (5) days after written demand therefor, deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount, and Tenant's failure to do so shall be a default under this Lease. If Tenant shall fully and faithfully perform every provision of this Lease to be performed by it, the Security Deposit, or any balance thereof, shall be returned to Tenant, or, at Landlord's option, to the last assignee of Tenant's interest hereunder, within sixty (60) days following the expiration of the Lease Term. Tenant shall not be entitled to any interest on the Security Deposit. Tenant hereby waives the provisions of Section 1950.7 of the California Civil Code, and all other provisions of law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, forseeable or unforseeable, caused by the acts or omissions of Tenant or any officer, employee, agent, contractor or invitee of Tenant.

ARTICLE 22

SUBSTITUTION OF OTHER PREMISES

Landlord shall have the right to move Tenant to other space in the Building comparable to the Premises, and all terms hereof shall apply to the new space with equal force. In such event, Landlord shall give Tenant prior notice of Landlord's election to so relocate Tenant, and shall move Tenant's effects to the new space at Landlord's sole cost and expense at such time and in such manner as to inconvenience Tenant as little as reasonably practicable. The new space shall be delivered to Tenant with improvements substantially similar to those improvements existing in the Premises at the time of Landlord's notification to Tenant of the relocation. Simultaneously with such relocation of the Premises, the parties shall execute an amendment to this Lease stating the relocation of the Premises.

ARTICLE 23

SIGNS

23.1 In General. Tenant shall be entitled, at its sole cost and expense, to identification signage outside of Tenant's Premises on the floor on which Tenant's Premises are located. The location, quality, design, style, lighting and size of such signage shall be consistent with the Landlord's Building standard signage program and shall be subject to Landlord's prior written approval, in its sole discretion. Upon the expiration or earlier termination of this Lease, Tenant shall be responsible, at its sole cost and expense, for the removal of such signage and the repair of all damage to the Building caused by such removal.

23.2 Building Directory. Tenant shall be entitled to one (1) line on the Building directory for each one thousand (1,000) rentable square feet of the Premises to display Tenant's name and location in the Building.

23.3 Prohibited Signage and Other Items. Any signs, notices, logos, pictures, names or advertisements which are installed and that have not been individually approved by Landlord may be removed without notice by Landlord at the sole expense of Tenant. Tenant may not install any signs on the exterior or roof of the Building or the common areas of the Building or the Real Property. Any signs, window coverings, or blinds (even if the same are located behind the Landlord approved window coverings for the Building), or other items visible from the exterior of the Premises or Building are subject to the prior approval of Landlord, in its sole discretion.

ARTICLE 24

COMPLIANCE WITH LAW

Tenant shall not do anything or suffer anything to be done in or about the Premises which will in any way conflict with any law, statute, ordinance or other governmental rule, regulation or requirement now in force or which may hereafter be enacted or promulgated. At its sole cost and expense, Tenant shall promptly comply with all such governmental measures, other than the making of structural changes or changes to the Building's life safety system. Should any standard or regulation now or hereafter be imposed on Landlord or Tenant by a state, federal or local governmental body charged with the establishment, regulation and enforcement of occupational, health or safety standards for employers, employees, landlords or tenants, then Tenant agrees, at its sole cost and expense, to comply promptly with such standards or regulations. The judgment of any court of competent jurisdiction or the admission of Tenant in any judicial action, regardless of whether Landlord is a party thereto, that Tenant has violated any of said governmental measures, shall be conclusive of that fact as between Landlord and Tenant.

ARTICLE 25

LATE CHARGES

If any installment of Rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within five (5) days after said amount is due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of the amount due plus any attorneys' fees incurred by Landlord by reason of Tenant's failure to pay Rent and/or other charges when due hereunder. The late charge shall be deemed Additional Rent and the right to require it shall be in addition to all of Landlord's other rights and remedies hereunder or at law and shall not be construed as liquidated damages or as limiting Landlord's remedies in any manner. In addition to the late charge described above, any Rent or other amounts owing hereunder which are not paid within three (3) days after the date they are due shall thereafter bear interest until paid at a rate equal to eighteen percent (18%) per annum, provided that in no case shall such rate be higher than the highest rate permitted by applicable law.

ARTICLE 26

LANDLORD'S RIGHT TO CURE DEFAULT; PAYMENTS BY TENANT

26.1 Landlord's Cure. All covenants and agreements to be kept or performed by Tenant under this Lease shall be performed by Tenant at Tenant's sole cost and expense and without any reduction of Rent. If Tenant shall fail to perform any of its obligations under this Lease, within a reasonable time after such performance is required by the terms of this Lease, Landlord may, but shall not be obligated to, after reasonable prior notice to Tenant, make any such payment or perform any such act on Tenant's part without waiving its right based upon any default of Tenant and without releasing Tenant from any obligations hereunder.

26.2 Tenant's Reimbursement. Except as may be specifically provided to the contrary in this Lease, Tenant shall pay to Landlord, within fifteen (15) days after delivery by Landlord to Tenant of statements therefor: (i) sums equal to expenditures reasonably made and obligations incurred by Landlord in connection with the remedying by Landlord of Tenant's defaults pursuant to the provisions of Section 26.1; (ii) sums equal to all losses, costs, liabilities, damages and expenses referred to in Article 10 of this Lease; and (iii) sums equal to all expenditures made and obligations incurred by Landlord in collecting or attempting to collect the Rent or in enforcing or attempting to enforce any rights of Landlord under this Lease or pursuant to law, including, without limitation, all legal fees and other amounts so expended. Tenant's obligations under this Section 26.2 shall survive the expiration or sooner termination of the Lease Term.

ARTICLE 27

ENTRY BY LANDLORD

Landlord reserves the right at all reasonable times and upon reasonable notice to the Tenant to enter the Premises to (i) inspect them; (ii) show the Premises to prospective purchasers, mortgagees or tenants, or to the ground or underlying lessors; (iii) post notices of nonresponsibility; or (iv) alter, improve or repair the Premises or the Building if necessary to comply with current building codes or other applicable laws, or for structural alterations, repairs or improvements to the Building. Notwithstanding anything to the contrary contained in this Article 27, Landlord may enter the Premises at any time to (A) perform services required of Landlord; (B) take possession due to any breach of this Lease in the manner provided herein; and (C) perform any covenants of Tenant which Tenant fails to perform. Any such entries shall be without the abatement of Rent and shall include the right to take such reasonable steps as required to accomplish the stated purposes. Tenant hereby waives any claims for damages or for any injuries or inconvenience to or interference with Tenant's business, lost profits, any loss of occupancy or quiet enjoyment of the Premises; and any other loss occasioned thereby. For each of the above purposes, Landlord shall at all times have a key with which to unlock all the doors in the Premises, excluding Tenant's vaults, safes and special security areas designated in advance by Tenant. In an emergency, Landlord shall have the right to use any means that Landlord may deem proper to open the doors in and to the Premises. Any entry into the Premises in the manner hereinbefore described shall not be deemed to be a forcible or unlawful entry into, or a detainer of, the Premises, or an actual or constructive eviction of Tenant from any portion of the Premises.

any and all previous negotiations, arrangements, brochures, agreements and understandings, if any, between the parties hereto or displayed by Landlord to Tenant with respect to the subject matter thereof, and none thereof shall be used to interpret or construe this Lease. This Lease and any side letter or separate agreement executed by Landlord and Tenant in connection with this Lease and dated of even date herewith contain all of the terms, covenants, conditions, warranties and agreements of the parties relating in any manner to the rental, use and occupancy of the Premises, shall be considered to be the only agreement between the parties hereto and their representatives and agents, and none of the terms, covenants, conditions or provisions of this Lease can be modified, deleted or added to except in writing signed by the parties hereto. All negotiations and oral agreements acceptable to both parties have been merged into and are included herein.

29.16 Right to Lease. Landlord reserves the absolute right to effect such other tenancies in the Building as Landlord in the exercise of its sole business judgment shall determine to best promote the interests of the Building. Tenant does not rely on the fact, nor does Landlord represent, that any specific tenant or type or number of tenants shall, during the Lease Term, occupy any space in the Building.

29.17 Force Majeure. Any prevention, delay or stoppage due to strikes, lockouts, labor disputes, acts of God, inability to obtain services, labor, or materials or reasonable substitutes therefor, governmental actions, civil commotions, fire or other casualty, and other causes beyond the reasonable control of the party obligated to perform, except with respect to the obligations imposed with regard to Rent and other charges to be paid by Tenant pursuant to this Lease (collectively, the "**Force Majeure**"), notwithstanding anything to the contrary contained in this Lease, shall excuse the performance of such party for a period equal to any such prevention, delay or stoppage and, therefore, if this Lease specifies a time period for performance of an obligation of either party, that time period shall be extended by the period of any delay in such party's performance caused by a Force Majeure.

29.18 Waiver of Redemption by Tenant. Tenant hereby waives for Tenant and for all those claiming under Tenant all right now or hereafter existing to redeem by order or judgment of any court or by any legal process or writ, Tenant's right of occupancy of the Premises after any termination of this Lease.

29.19 Notices. All notices, demands, statements or communications (collectively, "**Notices**") given or required to be given by either party to the other hereunder shall be in writing, shall be sent by United States certified or registered mail, postage prepaid, return receipt requested, or delivered personally (i) to Tenant at the appropriate address set forth in Section 5 of the Summary, or to such other place as Tenant may from time to time designate in a Notice to Landlord; or (ii) to Landlord at the addresses set forth in Section 3 of the Summary, or to such other firm or to such other place as Landlord may from time to time designate in a Notice to Tenant. Any Notice will be deemed given on the date it is mailed as provided in this Section 29.19 or upon the date personal delivery is made. If Tenant is notified of the identity and address of Landlord's mortgagee or ground or underlying lessor, Tenant shall give to such mortgagee or ground or underlying lessor written notice of any default by Landlord under the terms of this Lease by registered or certified mail, and such mortgagee or ground or underlying lessor shall be given a reasonable opportunity to cure such default prior to Tenant's exercising any remedy available to Tenant.

29.20 Joint and Several. If there is more than one Tenant, the obligations imposed upon Tenant under this Lease shall be joint and several.

29.21 Authority. If Tenant is a corporation or partnership, each individual executing this Lease on behalf of Tenant hereby represents and warrants that Tenant is a duly formed and existing entity qualified to do business in California and that Tenant has full right and authority to execute and deliver this Lease and that each person signing on behalf of Tenant is authorized to do so.

29.22 Attorneys' Fees. If either party commences litigation against the other for the specific performance of this Lease, for damages for the breach hereof or otherwise for enforcement of any remedy hereunder, the parties hereto agree to and hereby do waive any right to a trial by jury and, in the event of any such commencement of litigation, the prevailing party shall be entitled to recover from the other party such costs and reasonable attorneys' fees as may have been incurred, including any and all costs incurred in enforcing, perfecting and executing such judgment.

29.23 Governing Law. This Lease shall be construed and enforced in accordance with the laws of the State of California.

29.24 Submission of Lease. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or an option for lease, and it is not effective as a lease or otherwise until execution and delivery by both Landlord and Tenant.

29.25 Brokers. Landlord and Tenant hereby warrant to each other that they have had no dealings with any real estate broker or agent in connection with the negotiation of this Lease, excepting only the real estate brokers or agents specified in Section 12 of the Summary (the "**Brokers**"), and that they know of no other real estate broker or agent who is entitled to a commission in connection with this Lease. Each party agrees to indemnify and defend the other party against and hold the other party harmless from any and all claims, demands, losses, liabilities, lawsuits, judgments, and costs and expenses (including without limitation reasonable attorneys' fees) with respect to any leasing commission or equivalent compensation alleged to be owing on account of the indemnifying party's dealings with any real estate broker or agent other than the Brokers.

29.26 Independent Covenants. This Lease shall be construed as though the covenants herein between Landlord and Tenant are independent and not dependent and Tenant hereby expressly waives the benefit of any statute to the contrary and agrees that if Landlord fails to perform its obligations set forth herein, Tenant shall not be entitled to make any repairs or perform any acts hereunder at Landlord's expense or to any setoff of the Rent or other amounts owing hereunder against Landlord; provided, however, that the foregoing shall in no way impair the right of Tenant to commence a separate action against Landlord for any violation by Landlord of the provisions hereof so long as notice is first given to Landlord and any holder of a mortgage or deed of trust covering the Building, Real Property or any portion thereof, of whose address Tenant has theretofore been notified, and an opportunity is granted to Landlord and such holder to correct such violations as provided above.

29.27 Building Name and Signage. Landlord shall have the right at any time to change the name of the Building and to install, affix and maintain any and all signs on the exterior and on the interior of the Building as Landlord may, in Landlord's sole discretion, desire. Tenant shall not use the name of the Building or use pictures or illustrations of the Building in advertising or other publicity, without the prior written consent of Landlord.

29.28 Asbestos Disclosures. Landlord has advised Tenant that there is asbestos-containing material ("**ACM**") in the Premises as well as in other areas of the Building. Landlord has further advised Tenant that, according to the United States Environmental Protection Agency: "The presence of asbestos in a building does not necessarily mean that the health of building occupants is necessarily in danger. As long as asbestos containing material (ACM) remains in good condition and is not disturbed, exposure is unlikely."

29.29 Transportation Management. Tenant shall fully comply with all present or future programs intended to manage parking, transportation or traffic in and around the Building, and in connection therewith, Tenant shall take responsible action for the transportation planning and management of all employees located at the Premises by working directly with Landlord, any governmental transportation management organization or any other transportation-related committees or entities. Such programs may include, without limitation: (i) restrictions on the number of peak-hour vehicle trips generated by Tenant; (ii) increased vehicle occupancy; (iii) implementation of an in-house ridesharing program and an employee transportation coordinator; (iv) working with employees and any Building or area-wide ridesharing program manager; (v) instituting employer-sponsored incentives (financial or in-kind) to encourage employees to rideshare; and (vi) utilizing flexible work shifts for employees.

29.30 Confidentiality. Tenant acknowledges that the content of this Lease and any related documents are confidential information. Tenant shall keep such confidential information strictly confidential and shall not disclose such confidential information to any person or entity other than Tenant's financial, legal, and space planning consultants.

29.31 Landlord Renovations. It is specifically understood and agreed that Landlord has no obligation and has made no promises to alter, remodel, improve, renovate, repair or decorate the Premises, Building, or any part thereof and that no representations respecting the condition of the Premises or the Building have been made by Landlord to Tenant except as specifically set forth herein or in the Tenant Work Letter. However, Tenant acknowledges that Landlord may during the Lease Term renovate, improve, alter, or modify (collectively, the "**Renovations**") the Building, Premises, and/or Real Property, including without limitation the Parking Facilities, common areas, systems and equipment, roof, and structural portions of the same, which Renovations may include, without limitation, (i) modifying the common areas and tenant spaces to comply with applicable laws and regulations, including regulations relating to the physically disabled, seismic conditions, and building safety and security, and (ii) installing new carpeting, lighting, and wall coverings in the Building common areas, and in connection with such Renovations, Landlord may, among other things, erect scaffolding or other necessary structures in the Building, limit or eliminate access to portions of the Real Property, including portions of the common areas, or perform work in the Building, which work may create noise, dust or leave debris in the Building. Tenant hereby agrees that such Renovations and Landlord's actions in connection with such Renovations shall in no way constitute a constructive eviction of Tenant nor entitle Tenant to any abatement of Rent. Landlord shall have no responsibility or for any reason be liable to Tenant for any direct or indirect injury to or interference with Tenant's business arising from the Renovations, nor shall Tenant be entitled to any compensation or damages from Landlord for loss of the use of the whole or any part of the Premises or of Tenant's personal property or improvements resulting from the Renovations or Landlord's actions in connection with such Renovations, or for any inconvenience or annoyance occasioned by such Renovations or Landlord's actions in connection with such Renovations.

29.32 Existing Lease. Landlord and Tenant hereby agree that the lease term under that certain lease dated June 22, 1990, by and between Landlord and Tenant (the "**Existing Lease**") for Tenant's lease of approximately 2,790 rentable square feet (the "**Existing Premises**") shall be extended until the Lease Commencement Date for the Premises upon all of the terms and conditions specified in the Existing Lease, except that commencing as of February 1, 1995, and continuing until the day preceding the Lease Commencement Date, base monthly rent payable by Tenant for the Existing Premises under the Existing Lease shall be reduced to Three Thousand Six Hundred Eighty Two and 80/100 Dollars ($3,682.80). The Existing Lease shall terminate as of the Lease Commencement Date for the Premises and Tenant shall be required to vacate and surrender the Existing Premises pursuant to the terms and provisions of the Existing Lease on or before the Lease Commencement Date for the Premises.

IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease to be executed the day and date first above written.

"Landlord":

EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT, INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.

By: ______________________

Its: Vice President

"Tenant":

EGGER & HALLETT, a professional law corporation

By: ______________________

Its: President

By: ______________________

Its: ______________________

EXHIBIT A

600 B STREET

OUTLINE OF FLOOR PLAN OF PREMISES

600 B STREET



APPROX. 2,410 Rsf


0 5 10 20
TWENTY-SECOND FLOOR PLAN
SEPTEMBER 6, 1994

EXHIBIT B

600 B STREET

TENANT WORK LETTER

This Tenant Work Letter shall set forth the terms and conditions relating to the construction of the Premises. This Tenant Work Letter is essentially organized chronologically and addresses the issues of the construction of the Premises, in sequence, as such issues will arise during the actual construction of the Premises. All references in this Tenant Work Letter to Articles or Sections of "this Lease" shall mean the relevant portions of Articles 1 through 29 of the Lease to which this Tenant Work Letter is attached as Exhibit B, and all references in this Tenant Work Letter to Sections of "this Tenant Work Letter" shall mean the relevant portions of Sections 1 through 6 of this Tenant Work Letter.

SECTION 1

LANDLORD'S INITIAL CONSTRUCTION IN THE PREMISES

Landlord has constructed, at its sole cost and expense, the base, shell and core (i) of the Premises, and (ii) of the floor of the Building on which the Premises are located (collectively, the "**Base, Shell and Core**"). Tenant has inspected and hereby approves the condition of the Base, Shell and Core, and agrees that the Base, Shell and Core shall be delivered to Tenant in its current "as-is" condition, except that Landlord shall perform certain asbestos abatement work in the Premises in compliance with all applicable laws, rules and regulations, at Landlord's sole cost and expense. Tenant recognizes that (i) asbestos may be left on some exterior columns and will be encapsulated at the interface with the interior of the Premises and (ii) the elevator shaft and core of the Building may not be fully abated. In addition, such abatement may require that some asbestos be left in place. The improvements to be initially installed in the Premises shall be designed and constructed pursuant to this Tenant Work Letter. Any costs of initial design and construction of any improvement to the Premises shall be a "Tenant Improvement Allowance Item", as that term is defined in Section 2.2 of this Tenant Work Letter.

SECTION 2

TENANT IMPROVEMENTS

2.1 Tenant Improvement Allowance. Tenant shall be entitled to a one-time tenant improvement allowance (the "**Tenant Improvement Allowance**") in the amount of $30.00 per usable square foot of the Premises for the costs relating to the initial design and construction of Tenant's improvements which are permanently affixed to the Premises (the "**Tenant Improvements**"). In no event shall Landlord be obligated to make disbursements pursuant to this Tenant Work Letter in a total amount which exceeds the Tenant Improvement Allowance. All Tenant Improvements for which the Tenant Improvement Allowance has been made available shall be deemed Landlord's property under the terms of Section 8.5 of the Lease. Tenant shall not be entitled to any credit for any unused portion of the Tenant Improvement Allowance.

2.2 Disbursement of the Tenant Improvement Allowance. Except as otherwise set forth in this Tenant Work Letter, the Tenant Improvement Allowance shall be disbursed by Landlord (each of which disbursements shall be made pursuant to Landlord's disbursement process), only for the following items and costs (collectively, the "**Tenant Improvement Allowance Items**"):

2.2.1 Payment of the fees of the "Architect" and the "Engineers," as those terms are defined in Section 3.1 of this Tenant Work Letter, and payment of the fees incurred by, and the cost of documents and materials supplied by, Landlord and Landlord's consultants in connection with the preparation and review of the "Construction Drawings," as that term is defined in Section 3.1 of this Tenant Work Letter;

2.2.2 The payment of plan check, permit and license fees relating to construction of the Tenant Improvements;

2.2.3 The cost of construction of the Tenant Improvements;

2.2.4 The cost of any changes in the Base, Shell and Core when such changes are required by the Construction Drawings (including if such changes are due to the fact that such work is prepared on an unoccupied basis), such cost to include all direct architectural and/or engineering fees and expenses incurred in connection therewith;

2.2.5 The cost of any changes to the Construction Drawings, Tenant Improvements or Landlord's Work required by applicable building code or any other governmental law or regulation (collectively, "**Code**");

2.2.6 Sales and use taxes and Title 24 fees;

2.2.7 "Landlord's Supervision Fee," as that term is defined in Section 4.3.2 of this Tenant Work Letter; and

2.2.8 All other costs to be expended by Landlord in connection with the construction of the Tenant Improvements.

2.3 Standard Tenant Improvement Package. Landlord may establish specifications (the "**Specifications**") for the Building standard components to be used in the construction of the Tenant Improvements in the Premises (collectively, the "**Standard Improvement Package**"), which shall be available to Tenant upon request. Tenant shall utilize materials and finishes which are not of lesser quality than the Specifications. Landlord may make changes to the Specifications for the Standard Improvement Package from time to time.

SECTION 3

CONSTRUCTION DRAWINGS

3.1 Selection of Architect/Construction Drawings. Landlord shall retain an architect/space planner (the "**Architect**") to prepare the "Construction Drawings," as that term is defined in this Section 3.1. In addition, Landlord shall retain designated engineering consultants (the "**Engineers**") to prepare all plans and engineering working drawings relating to the structural, mechanical, electrical, plumbing, HVAC, lifesafety, and sprinkler work in the Premises, which work is not part of the Base, Shell and Core work or Landlord Work. The plans and drawings to be prepared by the Architect and the Engineers hereunder shall be known collectively as the "**Construction Drawings**." All Construction Drawings shall comply with the drawing format and specifications determined by Landlord, and shall be subject to Landlord's approval. Tenant and Architect shall verify, in the field, the dimensions and conditions as shown on the relevant portions of the base building plans, and Tenant and Architect shall be solely responsible for the same, and Landlord shall have no responsibility in connection therewith. Landlord's review of the Construction Drawings as set forth in this Section 3, shall be for its sole purpose and shall not imply Landlord's review of the same, or obligate Landlord to review the same, for quality, design, Code compliance or other like matters. Accordingly, notwithstanding that any Construction Drawings are reviewed by Landlord and prepared by the architect, engineers and consultants retained by Landlord, and notwithstanding any advice or assistance which may be rendered to Tenant by Landlord or its space planner, architect, engineers, and consultants, Landlord shall have no liability whatsoever in connection therewith and shall not be responsible for any omissions or errors contained in the Construction Drawings.

3.2 Final Space Plan. The Architect shall prepare the final space plan for Tenant Improvements in the Premises (collectively, the "**Final Space Plan**"), which Final Space Plan shall include a layout and designation of all offices, rooms and other partitioning, their intended use, and equipment to be contained therein, and shall deliver the Final Space Plan to Tenant for Tenant's approval. Tenant shall approve the Final Space Plan within two (2) business days after receipt.

3.3 Final Working Drawings. After Tenant has approved the Final Space Plan, the Architect and the Engineers shall complete the architectural and engineering drawings for the Premises, and the Architect shall compile a fully coordinated set of architectural, structural, mechanical, electrical and plumbing working drawings in a form which is complete to allow subcontractors to bid on the work and to obtain all applicable permits (collectively, the "**Final Working Drawings**") and shall submit the same to Tenant for Tenant's approval. Tenant shall approve or disapprove the Final Working Drawings within two (2) business days after receipt. If Tenant disapproves of any portion of the Final Working Drawings, the parties shall meet, within two (2) business days after Tenant's disapproval, to agree upon revisions to be made to the Final Working Drawings to meet the reasonable satisfaction of Landlord and Tenant. The Architect shall then, as soon as reasonably possible after such meeting, revise the Final Working Drawings to the form agreed upon in such meeting.

3.4 Approved Working Drawings. The Architect shall submit the Final Working Drawings approved by Landlord and Tenant (the "**Approved Working Drawings**") to the appropriate governmental entities for all applicable building permits necessary to allow "Contractor," as that term is defined in Section 4.1 of this Tenant Work Letter, to commence and fully complete the construction of the Tenant Improvements (the "**Permits**"). No changes, modifications or alterations in the Approved Working Drawings may be made without the prior written consent of Landlord, provided that Landlord may withhold its consent, in its sole discretion, to any change in the Approved Working Drawings, if such change would directly or indirectly delay the Substantial Completion of the Premises. Prior to commencing any change to the Approved Working Drawings, Landlord shall prepare and deliver to Tenant, for Tenant's approval, a change order ("**Change Order**") setting forth the additional time required to perform the change and the total cost of such change, which shall include associated architectural, engineering and Contractor's fees. If Tenant fails to approve such Change Order in writing within two (2) business days after such delivery by Landlord, Tenant shall be deemed to have withdrawn the Change Order and Landlord shall not proceed to perform the change.

SECTION 4

CONSTRUCTION OF THE TENANT IMPROVEMENTS

4.1 Contractor. Landlord shall solicit bids for a general contractor from three (3) licensed general contractors selected by Landlord. Upon receipt of all of the foregoing bids, Landlord shall perform a reconciliation of such bids to adjust for any incorrect or incomplete assumption so that an "apples-to-apples" comparison can be made. Within two (2) business days after Landlord performs such reconciliation, Tenant shall select the general contractor ("**Contractor**") to be used for the construction of the Tenant Improvements.

4.2 Cost Proposal. After the bids are received from the general contractors pursuant to Section 4.1 above, Landlord shall provide Tenant with a cost proposal in accordance with the Approved Working Drawings, which cost proposal shall include, as nearly as possible, the cost of all Tenant Improvement Allowance Items to be incurred by Tenant in connection with the construction of the Tenant Improvements (the "**Cost Proposal**"). Notwithstanding the foregoing, portions of the cost of the Tenant Improvements may be delivered to Tenant as such portions of the Tenant Improvements are priced by Contractor (on an individual item-by-item or trade-by-trade basis), even before the Approved Working Drawings are completed (the "**Partial Cost Proposal**"). Tenant shall either (i) approve and deliver the Cost Proposal to Landlord within five (5) business days of the receipt of the same (or, as to a Partial Cost Proposal, within two (2) business days of receipt of the same), or (ii) notify Landlord within five (5) business days after Tenant's receipt of the Cost Proposal (or Partial Cost Proposal, as the case may be) that Tenant will instruct the Architect to revise the Approved Working Drawings to reduce the amount of the Cost Proposal (or Partial Cost Proposal, as the case may be), in which case such changes shall be made to the Approved Working Drawings only in accordance with Section 3.4 above and the revised Working Drawings shall be provided to the Contractor for repricing whereupon Landlord shall revise the Cost Proposal (or Partial Cost Proposal, as the case may be) for Tenant's approval. This procedure shall be repeated until the Cost Proposal (or Partial Cost Proposal, as the case may be) is approved by Tenant. This procedure shall be repeated until the Cost Proposal or Partial Cost Proposal, as applicable, is approved by Tenant. The date by which Tenant has approved the Cost Proposal, or the last Partial Cost Proposal, as the case may be, shall be known hereafter as the "**Cost Proposal Delivery Date.**" The total of all Partial Cost Proposals, if any, shall be known as the Cost Proposal.

4.3 Construction of Tenant Improvements by Landlord's Contractor under the Supervision of Landlord.

4.3.1 Over-Allowance Amount. On the Cost Proposal Delivery Date, Tenant shall deliver to Landlord cash in an amount (the "**Over-Allowance Amount**") equal to the difference between (i) the amount of the Cost Proposal and (ii) the amount of the Tenant Improvement Allowance (less any portion thereof already disbursed by Landlord, or in the process of being disbursed by Landlord, on or before the Cost Proposal Delivery Date). The Over-Allowance Amount shall be disbursed by Landlord prior to the disbursement of any then remaining portion of the Tenant Improvement Allowance, and such disbursement shall be pursuant to the same procedure as the Tenant Improvement Allowance. In the event that after the Cost Proposal Date, any revisions, changes, or substitutions shall be made to the Construction Drawings or the Tenant Improvements, any additional costs which arise in connection with such revisions, changes or substitutions shall be paid by Tenant to Landlord immediately upon Landlord's request as an addition to the Over-Allowance Amount.

4.3.2 Landlord Supervision. After Tenant selects the Contractor, Landlord shall independently retain Contractor to construct the Tenant Improvements in accordance with the Approved Working Drawings and the Cost Proposal and Landlord shall supervise the construction by Contractor, and Tenant shall pay a construction supervision and management fee (the "**Landlord Supervision Fee**") to Landlord in an amount equal to the product of (i) five percent (5%) and (ii) the Tenant Improvement Allowance Items.

4.3.3 Contractor's Warranties and Guaranties. Landlord hereby assigns to Tenant all warranties and guaranties by Contractor relating to the Tenant Improvements, and Tenant hereby waives all claims against Landlord relating to, or arising out of the construction of, the Tenant Improvements. Such warranties and guaranties of Contractor shall guarantee that the Tenant Improvements shall be free from any defects in workmanship and materials for a period of not less than one (1) year from the date of completion thereof, and Contractor shall be responsible for the replacement or repair, without additional charge, of the Tenant Improvements that shall become defective within one (1) year after Substantial Completion of the Premises. The correction of such work shall include, without additional charge, all additional expenses and damages in connection with such removal or replacement of all or any part of the Tenant Improvements.

4.3.4 Tenant's Covenants. Tenant hereby indemnifies Landlord for any loss, claims, damages or delays arising from the actions of the Architect and the Engineers on the Premises or in the Building. Within ten (10) days after completion of construction of the Tenant Improvements, Tenant shall cause Contractor and Architect to cause a Notice of Completion to be recorded in the office of the Recorder of the County of San Diego in accordance with Section 3093 of the Civil Code of the State of California or any successor statute and furnish a copy thereof to Landlord upon recordation, failing which, Landlord may itself execute and file the same on behalf of Tenant as Tenant's agent for such purpose. In addition, Tenant, immediately after the Substantial Completion of the Premises, shall have prepared and delivered to the Building management office a copy of the "as built" plans and specifications (including all working drawings) for the Tenant Improvements.

SECTION 5

COMPLETION OF THE TENANT IMPROVEMENTS; LEASE COMMENCEMENT DATE

5.1 Ready for Occupancy. The Premises shall be deemed "**Ready for Occupancy**" upon the Substantial Completion of the Premises. For purposes of this Lease, "**Substantial**

Completion" of the Premises shall occur upon completion of construction of the Tenant Improvements in the Premises pursuant to the Approved Working Drawings, with the exception of any punch list items and any Tenant fixtures, work-stations, built-in furniture, or equipment to be installed by Tenant or under the supervision of Contractor.

5.2 Delay of Substantial Completion of the Premises. Except as provided in this Section 5, the Lease Commencement Date shall occur as set forth in Section 7.2 of the Summary and Article 2 of the Lease. If there shall be a delay or there are delays in the Substantial Completion of the Premises (based upon the anticipated date of the occurrence of the Lease Commencement Date as set forth in the Lease) or in the occurrence of any of the other conditions precedent to the Lease Commencement Date, as set forth in Article 2 of the Lease, as a direct, indirect, partial, or total result of any of the following (collectively, "**Tenant Delays**"):

5.2.1 Tenant's failure to comply with any time periods set forth in the Tenant Work letter;

5.2.2 Tenant's failure to timely approve any other matter requiring Tenant's approval;

5.2.3 A breach by Tenant of the terms of this Tenant Work Letter or this Lease;

5.2.4 Changes in any draft of the Construction Drawings;

5.2.5 Tenant's request for changes in the Approved Working Drawings (including, without limitation, any changes made in order to reduce the amount of the Cost Proposal (or Partial Cost Proposal, as the case may be) pursuant to Section 4.2 above);

5.2.6 Tenant's requirement for materials, components, finishes or improvements which are not available in a reasonable time (based upon the anticipated date of the Lease Commencement Date) or which are different from, or not included in, the Standard Improvement Package;

5.2.7 Changes to the Base, Shell and Core work or Landlord Work required by the Approved Working Drawings; or

5.2.8 Any other acts or omissions of Tenant, or its agents, or employees;

then, notwithstanding anything to the contrary set forth in this Lease and regardless of the actual date of the Substantial Completion of the Premises, the Lease Commencement Date shall be deemed to be the date the Lease Commencement Date would have occurred if no Tenant Delays, as set forth above, had occurred.

SECTION 6

MISCELLANEOUS

6.1 Tenant's Entry Into the Premises Prior to Substantial Completion. Provided that Tenant and its agents do not interfere with, or delay, Contractor's work in the Building and the Premises, Contractor shall allow Tenant access to the Premises prior to the Substantial Completion of the Premises for the purpose of Tenant installing overstandard equipment or fixtures (including Tenant's data and telephone equipment) in the Premises. Prior to Tenant's entry into the Premises as permitted by the terms of this Section 6.1, Tenant shall submit a schedule to Landlord and Contractor, for their approval, which schedule shall detail the timing and purpose of Tenant's entry. Tenant shall hold Landlord harmless from and indemnify, protect and defend Landlord against any loss or damage to the Building or Premises and against injury to any persons caused by Tenant's actions pursuant to this Section 6.1.

6.2 Tenant's Representative. Tenant has designated Mr. Keith Talmadge as its sole representative with respect to the matters set forth in this Tenant Work Letter, who shall have full authority and responsibility to act on behalf of the Tenant as required in this Tenant Work Letter.

6.3 Landlord's Representative. Landlord has designated Molly Fuller as its sole representative with respect to the matters set forth in this Tenant Work Letter, who, until further notice to Tenant, shall have full authority and responsibility to act on behalf of the Landlord as required in this Tenant Work Letter.

6.4 Time of the Essence in This Tenant Work Letter. Unless otherwise indicated, all references herein to a "number of days" shall mean and refer to calendar days. In all instances where Tenant is required to approve or deliver an item, if no written notice of approval is given or the item is not delivered within the stated time period, at Landlord's sole option, at the end of said period the item shall automatically be deemed approved or delivered by Tenant and the next succeeding time period shall commence.

6.5 Tenant's Lease Default. Notwithstanding any provision to the contrary contained in this Lease, if an event of default as described in Section 19.1 of the Lease or this Tenant Work Letter has occurred at any time on or before the Substantial Completion of the Premises, then (i) in addition to all other rights and remedies granted to Landlord pursuant to this Lease, Landlord shall have the right to withhold payment of all or any portion of the Tenant Improvement Allowance and/or Landlord may cause Contractor to cease the construction of the Premises (in which case, Tenant shall be responsible for any delay in the Substantial Completion of the Premises caused by such work stoppage as set forth in Section 5.2 of this Tenant Work Letter), and (ii) all other obligations of Landlord under the terms of this Tenant Work Letter shall be forgiven until such time as such default is cured pursuant to the terms of this Lease.

6.6 Tenant's Agents. All of Tenant's agents, contractors, and subcontractors performing work in, or in connection with, the Premises, shall be union members.

EXHIBIT C

600 B STREET

NOTICE OF LEASE TERM DATES

To: Keith Talmage
Egger and Hallett
600 B Street, Suite 2200
San Diego, CA 92101

Re: Office Lease dated March 23, 1995, between EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC. ("Landlord"), and Egger & Hallett, a Professional Law Corporation ("Tenant") concerning Suite 2200 on floor(s) 22nd of the Office Building located at 600 B Street, San Diego, California 92101.

Gentlemen:

In accordance with the Office Lease (the "Lease"), we wish to advise you and/or confirm as follows:

1. That the Premises are Ready for Occupancy, and that the Lease Term shall commence as of September 15, 1995 for a term of five (5) years ending on September 14, 2000.

2. That in accordance with the Lease, Rent commenced to accrue on September 15, 1995.

3. If the Lease Commencement Date is other than the first day of the month, the first billing will contain a pro rata adjustment. Each billing thereafter, with the exception of the final billing, shall be for the full amount of the monthly installment as provided for in the Lease.

4. Rent is due and payable in advance on the first day of each and every month during the Lease Term. Your rent checks should be made payable to SENTRE Partners/600 B at 600 B Street, Suite 2000, San Diego, CA 92101.

5. The exact number of rentable square feet within the Premises is 2,410 square feet.

6. Tenant's Share as adjusted based upon the exact number of rentable square feet within the Premises is .72%.

"Landlord":
EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC.

By: ______________________
Its: Vice President

Agreed to and Accepted as of ____________, 19__.
"Tenant":

______________________________,
a ______________________________
By: ______________________
Its: ______________________
By: ______________________
Its: ______________________

F:\Projects\600B\leasing\forms\2200exc.doc

EXHIBIT D

600 B STREET

RULES AND REGULATIONS

Tenant shall faithfully observe and comply with the following Rules and Regulations. Landlord shall not be responsible to Tenant for the nonperformance of any of said Rules and Regulations by or otherwise with respect to the acts or omissions of any other tenants or occupants of the Building.

1. Tenant shall not alter any lock or install any new or additional locks or bolts on any doors or windows of the Premises without obtaining Landlord's prior written consent. Tenant shall bear the cost of any lock changes or repairs required by Tenant. Two keys will be furnished by Landlord for the Premises, and any additional keys required by Tenant must be obtained from Landlord at a reasonable cost to be established by Landlord.

2. All doors opening to public corridors shall be kept closed at all times except for normal ingress and egress to the Premises, unless electrical hold backs have been installed.

3. Landlord reserves the right to close and keep locked all entrance and exit doors of the Building during such hours as are customary for comparable buildings in the vicinity of the Building. Tenant, its employees and agents must be sure that the doors to the Building are securely closed and locked when leaving the Premises if it is after the normal hours of business for the Building. Any tenant, its employees, agents or any other persons entering or leaving the Building at any time when it is so locked, or any time when it is considered to be after normal business hours for the Building, may be required to sign the Building register when so doing. Access to the Building may be refused unless the person seeking access has proper identification or has a previously arranged pass for access to the Building. The Landlord and his agents shall in no case be liable for damages for any error with regard to the admission to or exclusion from the Building of any person. In case of invasion, mob, riot, public excitement, or other commotion, Landlord reserves the right to prevent access to the Building during the continuance of same by any means it deems appropriate for the safety and protection of life and property.

4. Landlord shall have the right to prescribe the weight, size and position of all safes and other heavy property brought into the Building. Safes and other heavy objects shall, if considered necessary by Landlord, stand on supports of such thickness as is necessary to properly distribute the weight. Landlord will not be responsible for loss of or damage to any such safe or property in any case. All damage done to any part of the Building, its contents, occupants or visitors by moving or maintaining any such safe or other property shall be the sole responsibility of Tenant and any expense of said damage or injury shall be borne by Tenant.

5. No furniture, freight, packages, supplies, equipment or merchandise will be brought into or removed from the Building or carried up or down in the elevators, except upon prior notice to Landlord, and in such manner, in such specific elevator, and between such hours as shall be designated by Landlord. Tenant shall provide Landlord with not less than 24 hours prior notice of the need to utilize an elevator for any such purpose, so as to provide Landlord with a reasonable period to schedule such use and to install such padding or take such other actions or prescribe such procedures as are appropriate to protect against damage to the elevators or other parts of the Building. In no event shall Tenant's use of the elevators for any such purpose be permitted during the hours of 7:00 a.m. - 9:00 a.m., 11:30 a.m. - 1:30 p.m. and 4:30 p.m. - 6:30 p.m.

6. Landlord shall have the right to control and operate the public portions of the Building, the public facilities, the heating and air conditioning, and any other facilities furnished for the common use of tenants, in such manner as is customary for comparable buildings in the vicinity of the Building.

7. The requirements of Tenant will be attended to only upon application at the Office of the Building or at such office location designated by Landlord. Employees of Landlord shall

not perform any work or do anything outside their regular duties unless under special instructions from Landlord.

8. Tenant shall not disturb, solicit, or canvass any occupant of the Building and shall cooperate with Landlord or Landlord's agents to prevent same.

9. The toilet rooms, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed, and no foreign substance of any kind whatsoever shall be thrown therein. The expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the tenant who, or whose employees or agents, shall have caused it.

10. Tenant shall not overload the floor of the Premises, nor mark, drive nails or screws, or drill into the partitions, woodwork or plaster or in any way deface the Premises or any part thereof without Landlord's consent first had and obtained.

11. Except for vending machines intended for the sole use of Tenant's employees and invitees, no vending machine or machines of any description other than fractional horsepower office machines shall be installed, maintained or operated upon the Premises without the written consent of Landlord.

12. Tenant shall not use or keep in or on the Premises or the Building any kerosene, gasoline or other inflammable or combustible fluid or material.

13. Tenant shall not use any method of heating or air conditioning other than that which may be supplied by Landlord, without the prior written consent of Landlord.

14. Tenant shall not use, keep or permit to be used or kept, any foul or noxious gas or substance in or on the Premises, or permit or allow the Premises to be occupied or used in a manner offensive or objectionable to Landlord or other occupants of the Building by reason of noise, odors, or vibrations, or interfere in any way with other Tenants or those having business therein.

15. Tenant shall not bring into or keep within the Building or the Premises any animals, birds, bicycles or other vehicles.

16. No cooking shall be done or permitted by any tenant on the Premises, nor shall the Premises be used for the storage of merchandise, for lodging or for any improper, objectionable or immoral purposes. Notwithstanding the foregoing, Underwriters' laboratory-approved equipment and microwave ovens may be used in the Premises for heating food and brewing coffee, tea, hot chocolate and similar beverages, provided that such use is in accordance with all applicable federal, state and city laws, codes, ordinances, rules and regulations, and does not cause odors which are objectionable to Landlord and other Tenants.

17. Landlord will approve where and how telephone and telegraph wires are to be introduced to the Premises. No boring or cutting for wires shall be allowed without the consent of Landlord. The location of telephone, call boxes and other office equipment affixed to the Premises shall be subject to the approval of Landlord.

18. Landlord reserves the right to exclude or expel from the Building any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs, or who shall in any manner do any act in violation of any of these Rules and Regulations.

19. Tenant, its employees and agents shall not loiter in the entrances or corridors, nor in any way obstruct the sidewalks, lobby, halls, stairways or elevators, and shall use the same only as a means of ingress and egress for the Premises.

20. Tenant shall not waste electricity, water or air conditioning and agrees to cooperate fully with Landlord to ensure the most effective operation of the Building's heating and air conditioning system, and shall refrain from attempting to adjust any controls. This includes the

closing of exterior blinds, disallowing the sun rays to shine directly into areas adjacent to exterior windows.

21. Tenant shall store all its trash and garbage within the interior of the Premises. No material shall be placed in the trash boxes or receptacles if such material is of such nature that it may not be disposed of in the ordinary and customary manner of removing and disposing of trash and garbage in the Downtown San Diego area without violation of any law or ordinance governing such disposal. All trash, garbage and refuse disposal shall be made only through entryways and elevators provided for such purposes at such times as Landlord shall designate.

22. Tenant shall comply with all safety, fire protection and evacuation procedures and regulations established by Landlord or any governmental agency.

23. Tenant shall assume any and all responsibility for protecting the Premises from theft, robbery and pilferage, which includes keeping doors locked and other means of entry to the Premises closed, when the Premises are not occupied.

24. Landlord may waive any one or more of these Rules and Regulations for the benefit of any particular tenant or tenants, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations in favor of any other tenant or tenants, nor prevent Landlord from thereafter enforcing any such Rules or Regulations against any or all tenants of the Building.

25. No awnings or other projection shall be attached to the outside walls of the Building without the prior written consent of Landlord. No curtains, blinds, shades or screens shall be attached to or hung in, or used in connection with, any window or door of the Premises without the prior written consent of Landlord. All electrical ceiling fixtures hung in offices or spaces along the perimeter of the Building must be fluorescent and/or of a quality, type, design and bulb color approved by Landlord.

26. The sashes, sash doors, skylights, windows, and doors that reflect or admit light and air into the halls, passageways or other public places in the Building shall not be covered or obstructed by Tenant, nor shall any bottles, parcels or other articles be placed on the windowsills.

27. The washing and/or detailing of or, the installation of windshields, radios, telephones in or general work on, automobiles shall not be allowed on the Real Property.

28. Food vendors shall be allowed in the Building upon receipt of a written request from the Tenant. The food vendor shall service only the tenants that have a written request on file in the Building Management Office. Under no circumstance shall the food vendor display their products in a public or common area including corridors and elevator lobbies. Any failure to comply with this rule shall result in immediate permanent withdrawal of the vendor from the Building.

29. Tenant must comply with requests by the Landlord concerning the informing of their employees of items of importance to the Landlord.

30. Tenant shall comply with any non-smoking ordinance adopted by any applicable governmental authority.

31. Landlord reserves the right at any time to change or rescind any one or more of these Rules and Regulations, or to make such other and further reasonable Rules and Regulations as in Landlord's judgment may from time to time be necessary for the management, safety, care and cleanliness of the Premises and Building, and for the preservation of good order therein, as well as for the convenience of other occupants and tenants therein. Landlord shall not be responsible to Tenant or to any other person for the nonobservance of the Rules and Regulations by another tenant or other person. Tenant shall be deemed to have read these Rules and Regulations and to have agreed to abide by them as a condition of its occupancy of the Premises.

EXHIBIT E

600 B STREET

FORM OF TENANT'S ESTOPPEL CERTIFICATE

The undersigned as Tenant under that certain Office Lease (the "Lease") made and entered into as of ________________, 19__ and between EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC., as Landlord, and the undersigned as Tenant, for Premises on the __________ floor(s) of the Office Building located at 600 B Street, San Diego, California 92101 certifies as follows:

1. Attached hereto as Exhibit A is a true and correct copy of the Lease and all amendments and modifications thereto. The documents contained in Exhibit A represent the entire agreement between the parties as to the Premises.

2. The undersigned has commenced occupancy of the Premises described in the Lease, currently occupies the Premises, and the Lease Term commenced on _________.

3. The Lease is in full force and effect and has not been modified, supplemented or amended in any way except as provided in Exhibit A.

4. Tenant has not transferred, assigned, or sublet any portion of the Premises nor entered into any license or concession agreements with respect thereto except as follows:

5. Tenant shall not modify the documents contained in Exhibit A or prepay any amounts owing under the Lease to Landlord in excess of thirty (30) days without the prior written consent of Landlord's mortgagee.

6. Base Rent became payable on _______________.

7. The Lease Term expires on ________________.

8. All conditions of the Lease to be performed by Landlord necessary to the enforceability of the Lease have been satisfied and Landlord is not in default thereunder.

9. No rental has been paid in advance and no security has been deposited with Landlord except as provided in the Lease.

10. As of the date hereof, there are no existing defenses or offsets that the undersigned has, which preclude enforcement of the Lease by Landlord.

11. All monthly installments of Base Rent, all Additional Rent and all monthly installments of estimated Additional Rent have been paid when due through _________________. The current monthly installment of Base Rent is $__________.

12. The undersigned acknowledges that this Estoppel certificate may be delivered to Landlord's prospective mortgagee, or a prospective purchaser, and acknowledges that it recognizes that if same is done, said mortgagee, prospective mortgagee, or prospective purchaser will be relying upon the statements contained herein in making the loan or acquiring the property of which the Premises are a part, and in accepting an assignment of the Lease as collateral security, and that receipt by it of this certificate is a condition of making of the loan or acquisition of such property.

13. If Tenant is a corporation or partnership, each individual executing this Estoppel Certificate on behalf of Tenant hereby represents and warrants that Tenant is a duly formed and existing entity qualified to do business in California and that Tenant has full right and authority to execute and deliver this Estoppel Certificate and that each person signing on behalf of Tenant is authorized to do so.

Executed at ________________ on the _____ day of _____________, 19___.

"Tenant":

EGGER & HALLETT, a professional law corporation

By: ______________________________________
Its: ______________________________________

By: ______________________________________
Its: ______________________________________

FIRST AMENDMENT TO OFFICE LEASE

This FIRST AMENDMENT TO OFFICE LEASE ("Amendment") is made and entered into as of November 15, 1999, by and between 400 West Broadway, LLC, a California limited liability company ("Landlord") as successor in interest to EQUITABLE REAL ESTATE INVESTMENT MANAGEMENT INC., as agent for KOWA REAL ESTATE CALIFORNIA, INC. ("Landlord"), and EGGER & TALMADGE, a professional law corporation as successor in interest to EGGER & HALLETT, a professional law corporation ("Tenant"), with reference to the facts set forth below.

RECITALS

Landlord and Tenant entered into that certain Office Lease dated March 23, 1995 (the "Lease").

B. The parties desire to amend the Lease on the terms and conditions set forth below.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agrees as set forth below.

1. Term of Lease: The Lease Term shall be extended sixty (60) months and sixteen (16) days. The expiration date shall be September 30, 2005.

2. Base Monthly Rent: The Base Monthly Rent during the extended Lease Term shall be as follows:

September 15, 2000 through September 30, 2001:	$1.95/RSF
October 1, 2001 through September 30, 2002:	$2.00/RSF
October 1, 2002 through September 30, 2003:	$2.05/RSF
October 1, 2003 through September 30, 2004:	$2.10/RSF
October 1, 2004 through September 30, 2005:	$2.15/RSF

3. Annual Operating Expense: On August 1, 2000, Tenant's Annual Operating Expense Allowance shall be adjusted to a Base Year of actual operating expenses for the calendar year 2000. Expenses are grossed up to 95% occupancy.

4. Refurbishment: Landlord agrees to provide Tenant with a refurbishment allowance which shall be used to re-carpet and re-paint the suite and perform other miscellaneous repairs including but not limited to construction of one additional office at the north end of the suite on the west side consisting of one wall, one door, all necessary modifications as a result thereof, and other miscellaneous repairs and improvements in the Premises as designated by Tenant. All work is to be performed for a price not to exceed $7.00 per usable square feet (2,170 usable square feet @ $7.00 = $15,190.00). Any unused portion of the Refurbishment allowance can be applied to future tenant improvements by Tenant.

5. Option to Extend. Landlord hereby grants to Tenant one (1) Renewal Option for five (5) years. During the extension of the Lease term, the terms and conditions set forth in this Lease shall apply, except that Base Monthly Rent for the first Lease Year of the Extension shall be adjusted to an amount equal to the prevailing market rate on the commencement date of such Extension. The Renewal Option shall be exercised only by written notice delivered to Landlord at least nine (9) months, but not more than twelve (12) months, before the expiration of the initial term of this Lease, or the prior Extension, if

applicable. If Tenant fails to timely deliver written notice of exercise of any Option to Landlord, the Option shall lapse, and any additional Option shall be of no further force and effect and Tenant shall have no further right to extend the term of this Lease. If Tenant so exercises any Option, then, effective on the commencement date of the applicable Extension, all references herein to the term of this Lease shall include such Extension, except for references to the "initial term."

The term "prevailing market rate" shall mean the prevailing market rate on the commencement date of the applicable Extension (i) for leases for a comparable term to the Extension of comparable space within the Building or (ii) if no such comparable leases have been entered into during the prior twelve (12) months, for leases for a term equal to the term of the Extension of comparable space within Symphony Towers at 750 B Street, Wells Fargo Plaza located at 401 B Street, Imperial Bank Tower located at 701 B Street, and 101 West Broadway located at 101 West Broadway all located in San Diego, California, entered into during the preceding twelve (12) months, in either case giving appropriate consideration to rental rates per rentable square foot, rental escalations, rental abatements, tenant improvement allowances and other terms that would directly affect the economic terms of a Lease. Landlord and Tenant shall commence negotiation of the prevailing market rate within fifteen (15) days after Tenant delivers a written notice to Landlord of its exercise of an Option. If Landlord and Tenant do not agree, after good faith negotiations, within ten (10) days, then each party shall submit to the other a proposal containing the prevailing market rate the submitting party believes to be correct ("Extension Proposal"). If either party fails to timely submit an Extension Proposal, the other party's submitted proposal shall determine the Base Monthly Rent for the Extension.

If both parties submit Extension Proposals, then Landlord and Tenant shall meet within seven (7) days after delivery of the last Extension Proposal and make a good faith attempt to mutually appoint a certified MAI real estate appraiser who shall have been active full-time over the previous ten (10) years in the appraisal of comparable properties located in the downtown San Diego area. If Landlord and Tenant are unable to agree upon a single appraiser, then each shall, within ten (10) days after the meeting, select an appraiser that meets the foregoing qualifications. The two (2) appraisers so appointed shall, within five (5) days after their appointment, appoint a third appraiser meeting the foregoing qualifications. The determination of the appraiser(s) shall be limited solely to the issue of whether Landlord's or Tenant's Extension Proposal most closely approximates the prevailing market rate. The decision of the single appropriate or of the appraiser(s) shall be made within thirty (30) days after the appointment of a single appraiser or the third appraiser, as applicable. The appraiser(s) shall have no authority to create an independent structure of prevailing market rate or prescribe or change any or several of the components or the structure of the prevailing market rate; the sole decision to be made shall be which of the parties' Extension Proposals shall determine the prevailing market rate for the Extension. The decision of the single appraiser or majority of the three (3) appraisers shall be binding upon the parties. If either party fails to appoint an appraiser within the time period specified above, the appraiser appointed by one of them shall reach a decision which shall be binding upon Landlord and Tenant. The cost of the appraisals shall be paid equally by Landlord and Tenant. If the prevailing market rate is not determined by the first day of the Extension, then Tenant shall pay Landlord Base Monthly Rent in an amount equal to the Base Monthly Rent in effect immediately prior to the Extension until such determination is made. After the determination of the prevailing market rate, the parties shall make any necessary adjustments to such payments made by Tenant.

Tenant's exercise of the Renewal Option(s) shall be subject to the express conditions that (i) at the time of exercise, and at all times prior to commencement of the Extension, no Event of Default by Tenant shall have occurred and (ii) Tenant has not been ten (10) or more days late in the payment of rent more than a total of three (3) times during the term of this Lease. The Renewal Option(s) are personal to Tenant and cannot be transferred without Landlord's consent in accordance with this Lease.

6. Miscellaneous: Tenant represents that it has not dealt with any broker in connection with this First Amendment and Tenant is not aware of any broker that negotiated this First Amendment or is entitled to any commission in connection herewith. Tenant agrees to indemnify, defend and hold Landlord harmless from all claims, liabilities, costs and expenses (including attorneys' fees) arising from or relating to any claim for a commission, finder's fee or similar compensation by any party other than Broker relating to this transaction as a result of Tenant's actions. Except as expressly amended hereby, all the terms, covenants, conditions, provisions and agreements of the Lease will remain in full force and effect.

Except as modified hereby, the Lease shall remain in full force and effect. This Second Amendment may be executed in counterparts, each of which, taken together, shall be deemed one fully executed original.

TENANT: EGGER & TALMADGE, a professional law corporation,

By: ____________________
Patrick R. Egger,
Its: Pres/Treas

LANDLORD: 400 West Broadway, LLC, a California limited liability company

By: Foxfire, L.L.C., an Arizona limited liability company,
Its Manager

By: Milro Corporation, an Arizona corporation,
Its Manager

By: ____________________
Mark Schlossberg
Its: Treasurer

ASSIGNMENT AND ASSUMPTION OF LEASE
AND CONSENT OF LANDLORD

This Assignment and Assumption of Lease and Consent of Landlord ("Assignment") is made and entered into effective as of April 1, 1998, by and between Egger & Hallett, a professional law corporation ("Assignor"), and Egger & Talmadge, a professional law corporation ("Assignee"), with reference to the facts set forth below.

RECITALS

A. Assignor and the predecessor in interest to 400 West Broadway LLC, a California limited liability company ("Landlord") are parties to that certain Office Lease dated March 23, 1995 (the "Lease"). The Lease covers certain space consisting of approximately 2474 square feet (the "Premises") on the 22nd floor of that certain building known as the Comerica Bank Building located at 600 B Street, San Diego, California (the "Building").

B. Assignor desires to assign to Assignee its right, title and interest under the Lease and Assignee desires to assume and become responsible for all obligations and liabilities under the Lease. Landlord is willing to consent to the assignment on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the recitals and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as set forth below.

1. Assignor hereby assigns to Assignee all of its right, title and interest under the Lease as of the date of this Assignment.

2. Assignee hereby accepts the assignment, and assumes and agrees, for the benefit of Assignor and Landlord, to be responsible for and further agrees to faithfully perform and be bound by all of the terms, covenants, conditions, provisions and agreements of the Lease from and after the date of the Assignment.

3. Assignor acknowledges and agrees that (i) nothing contained in this Assignment, including the consent of Landlord, shall release or affect Assignor's primary liability to pay the rent and to perform all other obligations of "Tenant" under the Lease, (ii) if Assignee defaults under the Lease, Landlord may proceed directly against Assignor without pursuing remedies against Assignee, and (iii) Landlord may consent to subsequent assignments and/or modifications of the Lease by Assignee without notifying Assignor or obtaining its consent, and such action shall not relieve or diminish Assignor's liabilities and obligations under the Lease.

4. As provided by Section 14.1 of the Lease, and as a condition to Landlord's consent hereunder, upon execution hereof by Assignor, Assignor agrees to reimburse Landlord for Landlord's actual attorneys' fees incurred in connection with this Assignment in an amount not to exceed Seven Hundred and Fifty Dollars ($750.00)

5. Assignor and Assignee covenant and agree that Landlord shall not under any circumstances be liable for any brokerage commission or other charge or expense in connection with this Assignment.

6. Assignor hereby also assigns and transfers to Assignee all rights to the Security Deposit held by Landlord in the amount of Four Thousand Six Hundred Three and 50/100 Dollars ($4,603.50), which will be held and applied by Landlord pursuant to the terms of the Lease.

7. Assignor and Assignee acknowledge that Landlord in consenting to this Assignment is relying on: (i) the covenants and agreements of Assignor and Assignee contained in this Assignment, (ii) the representations of Assignor set forth in that certain letter dated March 24, 1998 from Assignor to Landlord, and (iii) the financial information provided by Assignor and Assignee, including, without limitation, the Financial Statements of Keith R. Talmadge and Patrick Egger. Such covenants and agreements and representations are expressly made and such financial information is expressly provided for the benefit of Landlord, and Landlord is entitled to rely thereon.

8. If Assignee defaults under the Lease, Assignee shall indemnify and hold Assignor harmless for all damages resulting from the default. If Assignee defaults in its obligations under the Lease and Assignor pays rent to the Landlord and fills any of the other obligations under the Lease in order to prevent Assignee from being in default, Assignee shall immediately reimburse Assignor for the amount of the rent or costs incurred by Assignor in fulfilling Assignee's obligations under this Assignment, together with interest on these sums at the rate of 10% per annum.

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment effective as of the date as set forth above.

ASSIGNOR:

EGGER & HALLETT, a professional law corporation

By:__________
Name:__________
Title:__________

By: [signature]
Name: Eugene Hallett
Title: Pres.

ASSIGNEE:

EGGER & TALMADGE, a professional law corporation

By: [signature]
Name: PATRICK R. EGGER
Title: Pres / Treas.

By: [signature]
Name: Keith R. Talmadge
Title: Sec

<u>CONSENT OF LANDLORD</u>

In consideration of the covenants and agreements contained in this Assignment, Landlord hereby consents to the foregoing assignment of the Lease by Assignor to Assignee, provided, however, that (i) the consent of Landlord herein shall not be deemed to in any way release or diminish the liability of Assignor to Landlord; and (ii) the consent of Landlord herein shall not be deemed a consent to any future assignment, sublease or transfer of the Premises, all of which shall require Landlord's consent.

Dated: ____________________

LANDLORD:

400 WEST BROADWAY LLC, a California limited liability company

By: Foxfire, L.L.C., an Arizona limited liability company, its manager

By: Milro Corporation, an Arizona corporation, manager

By: ____________________
Mark A. Schlossberg
Its: Treasurer

GUARANTY OF LEASE

This Guaranty of Lease ("Guaranty") is made as of April 1, 1998, by Patrick R. Egger, an individual, and Keith R. Talmadge, an individual (collectively "Guarantor"), pursuant to the terms of that certain Assignment and Assumption of Lease and Consent of Landlord ("Assignment"), executed concurrently herewith, by and between Egger & Hallett, a professional law corporation ("Assignor"), and Egger & Talmadge, a professional law corporation ("Assignee" or "Tenant"), pursuant to which Assignor is assigning to Assignee its right, title and interest and Assignee is assuming all obligations and liabilities under that certain Office Lease dated March 23, 1995 ("Lease"), by and between 400 West Broadway, LLC, a California limited liability company ("Landlord"), and Assignor. The Lease covers space within the building known as the Comerica Bank Building located at 600 B Street, San Diego, California. Guarantor owns all of the shares of stock in Assignee. Guarantor is directly benefited by the Assignment. In consideration of such benefits, and as the material inducement to Landlord to consent to the Assignment, Guarantor agreed to enter into this Guaranty. Guarantor acknowledges and agrees that Landlord required execution of this Guaranty as a condition to the Assignment and has informed Assignor and Assignee that Landlord would not have agreed to consent to the Assignment but for this Guaranty.

1. Guaranty. As an essential inducement to Landlord to consent to the Assignment, Guarantor hereby guarantees unconditionally to Landlord the timely payment and performance of all rent, charges, and obligations of Tenant under the Lease, including any extensions, renewals or modifications thereof, and all other documents evidencing or securing the obligations under such Lease (collectively, the "Guarantied Obligations"). Guarantor acknowledges, covenants and agrees that this Guaranty shall survive the termination of the Lease and shall continue in full force and effect with respect to any of Tenant's obligations under the Lease which are not performed upon and which survive the termination of the Lease.

2. Rights of Landlord. Guarantor authorizes Landlord at any time in its discretion to alter any of the terms of the Guarantied Obligations, to take and hold any security for the Guarantied Obligations, and to accept additional or substituted security, to subordinate, compromise or release any security, to release Tenant of its liability for all or any part of the Guarantied Obligations, to participate in any settlement offered by Tenant or any guarantor, whether in liquidation, reorganization, receivership, bankruptcy or otherwise, to release, substitute or add any one or more guarantors or endorsers, and to assign this Guaranty in whole or in part. Landlord may take any of the foregoing actions upon any terms and conditions as Landlord may elect, without giving notice to Guarantor or obtaining the consent of Guarantor and without affecting the liability of Guarantor to Landlord.

3. Independent Obligations. Guarantor's obligations under this Guaranty are independent of those of Tenant or of any other guarantor and are not conditioned or contingent upon the genuineness, validity or enforceability of the Lease or other Guarantied Obligations or of the obligations of any other guarantor. Landlord may bring a separate action against Guarantor without first proceeding against Tenant or any other person or any security held by Landlord and without pursuing any other remedy. Landlord's rights under this Guaranty shall not be exhausted by any action of Landlord until all of the Guarantied Obligations have been fully performed.

4. <u>Waiver of Defenses</u>. Guarantor waives:

1. any right to require Landlord to proceed against the Tenant or any other person or any security now or hereafter held by the Landlord or to pursue any other remedy whatsoever, including any such right or any other right set forth in or arising out of Sections 2845, 2848, 2849 or 2850 of the California Civil Code;

2. any defense based upon any legal disability of Tenant or any guarantor, or any discharge or limitation of the liability of Tenant or any guarantor to Landlord, or any restraint or stay applicable to actions against Tenant or any other guarantor, whether such disability, discharge, limitation, restraint or stay is consensual, or by order of a court or other governmental authority, or arising by operation of law or any liquidation, reorganization, receivership, bankruptcy, insolvency or debtor-relief proceeding, or from any other cause;

3. presentment, demand, protest or notice of any kind;

4. any defense based upon the modification, renewal, extension or other alteration of the Guarantied Obligations, or of the documents executed in connection therewith; provided, however, unless Guarantor consents to any such alteration, Guarantor shall remain liable for all of the Guaranteed Obligations existing prior to such alteration but shall not be liable for any additional obligations created by such alteration;

5. any defense based upon the negligence of Landlord, including, without limitation, the failure to record an interest under the Lease, a license, lease, sublease, or deed of trust, the failure to perfect any security interest, or the failure to file a claim in any bankruptcy of the Tenant or any guarantor, other than the defense of prior material breach by Landlord of any of its material obligations under the Lease;

6. all rights of subrogation, reimbursement, indemnity, all rights to enforce any remedy that Landlord may have against Tenant, and all rights to participate in any security held by Landlord for the Guarantied Obligations, including any such right or any other right set forth in Sections 2848 or 2849 of the California Civil Code, until the Guarantied Obligations have been performed in full, and any defense based upon the impairment of any subrogation, reimbursement or indemnity rights that Guarantor might have;

7. any defense based upon or arising out of any defense which Tenant may have to the performance of any part of the Guarantied Obligations, other than the defense of prior material breach by Landlord of any of its dependent covenants thereto;

8. any defense based upon the death, incapacity, lack of authority or termination of existence or revocation hereof by any person or entity or persons or entities, or the substitution of any party hereto;

9. any defense based upon or related to Guarantor's lack of knowledge as to Tenant's financial condition; and

10. any defense based upon Sections 2809, 2810, 2819, 2820, 2822, or 2825 of the California Civil Code, and any defense based upon Sections 3606, 9207, or 9504 of the California Commercial Code.

5. Tenant's Financial Condition. Guarantor is relying upon its own knowledge and is fully informed with respect to Tenant's financial condition. Guarantor assumes full responsibility for keeping fully informed of the financial condition of Tenant and all other circumstances affecting Tenant's ability to perform its obligations to Landlord, and agrees that Landlord will have no duty to report to Guarantor any information which Landlord receives about Tenant's financial condition or any circumstances bearing on Tenant's ability to perform all or any portion of the Guarantied Obligations, regardless of whether Landlord has reason to believe that any such facts materially increase the risk beyond that which Guarantor intends to assume or has reason to believe that such facts are unknown to Guarantor or have a reasonable opportunity to communicate such facts to Guarantor.

6. Impairment of Subrogation Rights. Upon a default of Tenant, Landlord may elect to foreclose nonjudicially or judicially against any real or personal property security it holds for the Guarantied Obligations or any part thereof, or exercise any other remedy against Tenant or any security. No such action by Landlord will release or limit the liability of Guarantor, even if the effect of that action is to deprive Guarantor of the right or ability to collect reimbursement from or assert subrogation, indemnity or contribution rights against Tenant or any other guarantor for any sums paid to Landlord, or to obtain reimbursement by means of any security held by Landlord for the guaranteed obligations. Pursuant to California Civil Code Section 2856, Guarantor specifically waives all rights and defenses arising out of an election of remedies by Landlord, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for any of the Guarantied Obligations, has destroyed the Guarantor's rights of subrogation and reimbursement against the principal by the operation of Section 580d of the Code of Civil Procedure or otherwise. Also pursuant to California Civil Code Section 2856, Guarantor waives all of Guarantor's rights of subrogation and reimbursement and any other rights and defenses available to the Guarantor by reason of Sections 2787 to 2855, inclusive, of the California Civil Code, including, without limitation, (1) any defenses the Guarantor may have to the Guarantied Obligations by reason of an election of remedies by Landlord, and (2) any rights or defenses Guarantor may have by reason of protection afforded to the principal with respect to the obligation so guaranteed pursuant to the antideficiency or other laws of this state limiting or discharging the principal's indebtedness, including, without limitation, Section 580a, 580b, 580d, or 726 of the California Code of Civil Procedure.

7. Default.

1. Each of the following shall constitute a default of Guarantor under this Guaranty:

a. the failure of Guarantor to perform any of its obligations under this Guaranty;

b. the commencement of any bankruptcy, insolvency, arrangement, reorganization, or other debtor-relief proceeding under any federal or state law by Tenant or Guarantor, whether now existing or hereafter enacted; or

c. the occurrence of a default by Tenant under the Lease (and Tenant has not cured such default within the time periods allowed for such a cure in the Lease) or the failure of any representation or warranty of Guarantor contained herein or of Tenant contained in the Lease to be accurate and complete.

2. Upon an occurrence of a default under this Guaranty as specified above, Landlord may, at its option, without notice or demand upon Guarantor or Tenant, declare the Guarantied Obligations (or such portion thereof as may be designated by Landlord) immediately due and payable by Guarantor to Landlord.

8. Costs and Expenses. Guarantor agrees to pay, upon demand, Landlord's reasonable out-of-pocket costs and expenses, including but not limited to expert witness fees, legal fees and disbursements, incurred in any effort to collect or enforce any of the Guarantied Obligations or this Guaranty, whether or not any lawsuit is filed, and in the representation of Landlord in any insolvency, bankruptcy, reorganization or similar proceeding relating to Tenant or Guarantor. Until paid to Landlord, such sums will bear interest from the date such costs and expenses are incurred at the rate set forth in the Lease for past due obligations. The obligations of Guarantor under this Section shall include payment of Landlord's costs and expenses of enforcing any judgment, which obligations shall be severable from the remaining provisions of this Guaranty and shall survive the entry of judgment.

9. Reinstatement. The liability of Guarantor hereunder shall be reinstated and revived, and the rights of Landlord shall continue, with respect to any amount at any time paid on account of the Guarantied Obligations which Landlord shall thereafter be required to restore or return in connection with the bankruptcy, insolvency or reorganization of Tenant or otherwise, all as though such amount had not been paid.

10. Subordination. Any indebtedness of Tenant to Guarantor now or hereafter existing shall be, and such indebtedness hereby is, deferred, postponed and subordinated to payment and performance of the Guarantied Obligations. Any payment made to Guarantor by Tenant or any third

party with respect to the indebtedness subordinated hereunder while any Guarantied Obligations remain outstanding shall be held in trust by Guarantor for the benefit of Landlord and shall be turned over to Landlord immediately upon receipt thereof. Any lien, charge or claim which Guarantor now has or hereafter may have on or to any real or personal property of Tenant, including without limitation, any real property subject of the Lease, the personal property located thereon, any rights therein and related thereto, and the revenue and/or income realized therefrom, and security for any loans, advances or other indebtedness of Tenant to Guarantor shall be, and any such lien, claim or charge hereby is, subordinated to the payment and performance of the Guarantied Obligations.

11. Representations and Warranties. Guarantor makes the following representations and warranties, which shall be deemed to be continuing representations and warranties until payment and performance in full of the Guarantied Obligations:

1. Guarantor is legally competent, under no undue influence, and has all the requisite power and authority to execute, deliver and be legally bound by this Guaranty on the terms and conditions herein stated;

2. Guarantor has all the requisite power and authority to transact any other business with Landlord as necessary to fulfill the terms of this Guaranty;

3. This Guaranty constitutes the legal, valid and binding obligations of Guarantor enforceable against Guarantor in accordance with its terms;

4. Neither the execution and delivery of this Guaranty nor the consummation of the transaction contemplated hereby will, with or without notice and/or lapse of time, constitute a breach of any of the terms and provisions of any note, contract, document, trust declaration, agreement or undertaking, whether written or oral, to which Guarantor is a party or to which Guarantor's property is subject, accelerate or constitute any event entitling the holder of any indebtedness of Guarantor to accelerate the maturity of any such indebtedness, conflict with or result in a breach of any writ, order, injunction or decree against Guarantor of any court or governmental agency or instrumentality, or conflict with or be prohibited by any federal, state, local or other governmental law, statute, rule or regulation;

5. No consent of any other person not heretofore obtained and no consent, approval or authorization of any person or entity is required in connection with the valid execution, delivery or performance by Guarantor of this Guaranty; and

6. Neither this Guaranty nor any other statement furnished by Guarantor to Landlord in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein true and not misleading.

7. Guarantor is able to meet his or her obligations as they become due, including the obligations incurred hereunder;

8. Guarantor is not engaged, and is not about to engage, in a business or transaction for which Guarantor's income is unreasonably small in relation to Guarantor's obligations; and

9. Guarantor does not intend to incur, and does not believe that Guarantor has incurred or will incur, debts beyond Guarantor's ability to pay as they mature.

10. Unless the Spousal Consent set forth below is executed concurrently herewith, Guarantor is an unmarried person.

12. Bankruptcy. So long as any Guarantied Obligations shall be owing to Landlord, Guarantor shall not, without the prior written consent of Landlord, commence, or join with any other person or entity in commencing, any bankruptcy, reorganization, or insolvency proceeding against Tenant. The obligations of Guarantor under this Guaranty shall not be altered, limited, or affected by any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation, or arrangement of Tenant, or by any defense Tenant may have by reason of any order, decree, or decision of any court or administrative body resulting from any such proceeding.

13. Claims in Bankruptcy. Guarantor shall file in any bankruptcy or other proceeding in which the filing of claims is required or permitted by law all claims that Guarantor may have against Tenant relating to any indebtedness of Tenant to Guarantor, and will assign to Landlord all rights of Guarantor thereunder. If Guarantor does not file any such claim, then to the extent allowed by law Landlord, as attorney-in-fact for Guarantor, is hereby authorized to do so in the name of Guarantor or, in Landlord's discretion, to assign the claim to a nominee, and to cause proof of claim to be filed in the name of Landlord's nominee. The foregoing power of attorney is coupled with an interest and cannot be revoked. Landlord, or its nominee, shall have the sole right to accept or reject any plan proposed in such proceedings and to take any other action that a party filing a claim is entitled to do. In all such cases, whether in administration, bankruptcy, or otherwise, the person or persons authorized to pay such claim shall pay to Landlord the amount payable on such claim. Guarantor hereby assigns to Landlord all of Guarantor's rights to any such payments or distributions to which Guarantor would otherwise be entitled; provided, however, that Guarantor's obligations hereunder shall not be satisfied except to the extent that Landlord receives cash by reason of any such payment or distribution. If Landlord receives anything hereunder other than cash, the same shall be held as collateral for amounts due under this Guaranty.

14. Joint and Several Liability. The obligations and promises set forth herein shall be the joint and several undertakings of each of the persons executing this Guaranty as a Guarantor. Landlord may proceed hereunder against any one or more of said persons without waiving its rights to proceed against any of the others.

15. Inducement. Guarantor acknowledges that the undertaking given hereunder is given in consideration of Landlord's entering into the Lease and that Landlord would not consummate the Lease but for the execution and delivery of this Guaranty.

16. Miscellaneous. No provision of this Guaranty or Landlord's rights hereunder can be waived or modified nor can Guarantor be released from its obligations hereunder except by a writing executed by Landlord. No such waiver shall be applicable except in the specific instance for which given. No delay or failure by Landlord to exercise any right or remedy against Tenant or Guarantor will be construed as a waiver of that right or remedy. All remedies of Landlord against Tenant and Guarantor are cumulative. The invalidity or unenforceability of any one or more provisions of this Guaranty will not affect the validity or enforceability of any other provision. This Guaranty shall be governed by and construed under the internal laws of the State of California. The provisions of this Guaranty will bind and benefit the heirs, executors, administrators, legal representatives, successors and assigns of Guarantor and Landlord. The term "Tenant" will mean both the named Tenant and any other person or entity at any time assuming or otherwise becoming primarily liable for all or any part of the Guarantied Obligations. The term "Landlord" will mean both the Landlord named herein and any future owner or holder of Landlord's interest in all or any part of the Lease, or any interest therein. This Guaranty constitutes the entire agreement between Guarantor and Landlord with respect to its subject matter, and supersedes all prior or contemporaneous agreements, representations and understandings. All headings in this Guaranty are for convenience only and shall be disregarded in construing the substantive provisions of this Guaranty.

Guarantor:

____
Patrick R. Egger

Guarantor:

____
Keith R. Talmadge

SPOUSAL CONSENT

The undersigned, as spouse of the above-named Guarantor, hereby (i) acknowledges that the undersigned has read and understands the terms and conditions of this Guaranty, (ii) specifically consents to the terms and conditions of this Guaranty, (iii) approves the execution hereof by the Guarantor, and (iv) acknowledges that by so consenting, the undersigned as agreed that all community property of the Guarantor and the undersigned is liable to the extent of Guarantor's liability under the Guaranty.

SPOUSE

Pamela Egger

Name: Pamela Egger

SPOUSAL CONSENT

The undersigned, as spouse of the above-named Guarantor, hereby (i) acknowledges that the undersigned has read and understands the terms and conditions of this Guaranty, (ii) specifically consents to the terms and conditions of this Guaranty, (iii) approves the execution hereof by the Guarantor, and (iv) acknowledges that by so consenting, the undersigned as agreed that all community property of the Guarantor and the undersigned is liable to the extent of Guarantor's liability under the Guaranty.

SPOUSE

Clara E Talmadge

Name: Clare E. Talmadge


22ND FLOOR PL
LEGEND:

EXHIBIT "3"

SHOPPING CENTER LEASE

Center: Plaza Las Palmas

Store Number: 1146 W. Valley Parkway, #102 Escondido, CA 92025

Tenant: Southwest Community Bank, a California Commercial Bank

Square Footage: 1271 Approximate


INITIAL HERE
C.L.

CONTENTS



INITIAL HERE

LEASE

1. PARTIES

THIS LEASE is made November 8, 1999 between Prime Properties, LLC hereinafter referred to as "LANDLORD", and Southwest Community Bank, a California Commercial Bank hereinafter referred to as "TENANT".

2. PREMISES

Landlord does hereby lease to Tenant and Tenant hereby leases from Landlord that certain space (herein called "Premises"), having dimensions of approximately ---- feet in frontage by ---- feet in depth and containing approximately 1271 square feet of floor area. The location and dimensions of said Premises are delineated on Exhibit "A" attached hereto and incorporated by reference herein. Said Premises are located in the City of Escondido County of San Diego State of California with the street address of 1146 West Valley Parkway.

This Lease is subject to the terms, covenants and conditions herein set forth and the Tenant covenants as a material part of the consideration for this Lease to keep and perform each and all of said terms, covenants and conditions.

3. TERMS

The term of this Lease shall be for a period of five (5) years. The term of this Lease and Tenant's obligation to pay rent shall commence ~~on the earlier of the following: Thirty days after the date Landlord grants to Tenant possession of Premises, or when Tenant opens for business, whichever is earlier.~~ 30 days after Tenant is granted possesion of the Premises.

4. RENT

4.1 *Minimum Monthly Rent:* Tenant shall pay to Landlord as minimum monthly rent, without deduction or set off, prior to notice or demand, the sum of $2,796.20 per month, in advance on the first day of each month of the term of the Lease. Minimum monthly rent for any partial month shall be prorated at the rate of 1/30th of the minimum monthly rent per day. All rent shall be paid to Landlord at the address to which notices of Landlord are given.

4.2 *Additional Rent:* In addition to the minimum monthly rent and percentage rent reserved in Paragraphs 4.1 and 4.3, all taxes, insurance premiums, maintenance costs, mortgage payment interest increases and ground rent increases (if applicable), and any other charges required by this lease, shall constitute additional rent and upon Tenant's failure to pay any such taxes, premiums, costs, charges or other expenses, Landlord shall have the rights and remedies as otherwise provided in this Lease for Tenant's failure to pay rent.

~~4.3 *Percentage Rent Rate:* Tenant shall pay to Landlord a sum equal to ______% of Tenant's gross sales (as defined in paragraph 4.3.6) made from~~ or upon the Premises during each lease year (as defined in paragraph 4.3.4). Percentage rent shall be computed each percentage rent period (as defined in Paragraph 4.3.3.). On or before the 10th day of the calendar month immediately following the close of each percentage rent period, Tenant shall pay to Landlord the amount by which the sum computed as a percentage of Tenant's gross sales during the percentage rent period exceeds the minimum monthly rent that Tenant has paid during the percentage rent period under paragraph 4.3.3.

4.3.2 Within 30 days after the end of each lease year Landlord shall determine the amount of percentage rent based on the gross sales of Tenant during the lease year, the sums paid to Landlord as minimum monthly rent and percentage rent. If Tenant has paid to Landlord an amount of percentage rent greater than the percentage rent it is in fact obligated to pay for the lease year as determined in this paragraph, the excess so determined shall be applied against the next percentage rent due to Landlord, except that if any unused excess exists at the expiration or termination of the term, the sum of the unused excess shall be immediately paid by Landlord to Tenant. If Tenant has paid to Landlord an amount of percentage rent less than Tenant is required to pay, Tenant shall immediately pay the difference to Landlord.

4.3.3 The percentage rent period shall be monthly. The last percentage rent period shall end on the date the term expires or terminates.

4.3.4 A "lease year" is January 1 to December 31 except that the first lease year shall commence on the date the term commences and the last lease year shall end on the date the term expires or terminates.

4.3.5 "Monthly" rent period are calendar months within each lease year, except that the first monthly rent period shall commence on the date the term commences and the last monthly rent period shall end on the date the term expires or terminates.

4.3.6 "Gross Sales" of Tenant means the gross selling price of all merchandise or services sold, leased, licensed, or delivered in or from the Premises by Tenant its permitted subtenants, licensees, or concessionairs, whether for cash, or on credit (whether collected or not), including the gross amount received by reason of orders taken on the Premises although filled elsewhere, and whether made by store personnel or vending machines. Any transaction on an installment basis, including, without limitation, any "lay-away" sale or like transaction, or otherwise involving the extension of credit, shall be treated as a sale for the full price at the time of the transaction, irrespective of the time of payment or when title passes. Gross sales also shall include any sums that Tenant receives from pay telephones, stamp machines, music machines, amusement machines, or public toilet locks.

Gross sales shall not include, or if included there shall be deducted (but only to the extent they have been included), the following:

A. The selling price of all merchandise returned by customers and accepted for full credit, or the amount of discounts, refunds, and allowances made on such merchandise.

B. Merchandise returned to sources or transferred to another store or warehouse owned by or affiliated with Tenant.

C. Sums and credits received in the settlement of claims for loss of or damage to merchandise.

D. The price allowed on all merchandise traded in by customers for credit or the amount of credit for discounts and allowances made instead of acceptance of merchandise.

E. Any sums paid to third parties for the use or rental of pay telephones, stamp machines, music machines, amusement machines, or public toilet locks.

F. Gift certificates, or similar vouchers, until such time as they shall have been converted into a sale by redemption.

G. Sales and use taxes, so-called luxury taxes, consumers excise taxes, gross receipts taxes, and other similar taxes now or in the future imposed on the sale of merchandise or services, but only if such taxes are added to the selling price, separately stated, collected separately from the selling price of merchandise or services, and collected from customers.

H. Sales of fixtures, trade fixtures, or personal property that are not merchandise as allowed in this lease.

4.3.7 Tenant shall furnish to Landlord a statement of Tenant's gross sales within ten (10) days after the end of each percentage rent period, and an annual statement of gross sales within thirty (30) days after the end of each lease year. Each statment shall be signed and certified to be correct by Tenant or its authorized representative, and if Tenant is a corporation the statement shall be signed and certified to be correct by an officer of Tenant.

4.3.8 Tenant shall keep at the Premises full and accurate books of account, records, cash receipts, and other pertinent data showing its gross sales. Tenant shall install and maintain accurate receipt-printing cash registers and shall record on the cash registers every sale and other transactions made from the Premises or in the alternative, if Tenant does not install receipt-printing cash registers, Tenant shall use serialized sales slips if such sales slips are kept and maintained as required in this paragraph and if Tenant records every sale and other transaction made from the Premises on such sales slips. Tenant shall also furnish to Landlord copies of its quarterly state sales and use tax returns at the time each is filed. Such books of account, records, cash receipts, and other pertinent data shall be kept for a period of two (2) years after the end of each lease year. The receipt by Landlord of any statement, or any payment of percentage rent for any period, shall not bind Landlord as to the correctness of the statement or the payment.

4.3.9 Landlord shall be entitled during the term and within two (2) years after expiration or termination of this lease to inspect and examine all Tenant's books of account, records, cash receipts, and other pertinent data, so Landlord can ascertain Tenant's gross sales. Tenant shall cooperate fully with Landlord in making the inspection. Landlord shall also be entitled, once during each lease year and once after expiration or termination of this lease, to an independent audit of Tenant's books of account, records, cash receipts, and other pertinent data to determine Tenant's gross sales, by a certified public accountant to be designated by Landlord. The audit shall be limited to the determination of gross sales and shall be conducted during usual business hours at the Premises.

If the audit shows that there is a deficiency in the payment of any percentage rent, the deficiency shall become immediately due and payable. The costs of the audit shall be paid by Landlord unless the audit shows that Tenant understated gross sales by more than 2%, in which case Tenant shall pay all Landlord's costs of the audit.

Landlord shall keep any information gained from such statements, inspection, or audit confidential and shall not disclose it other than to carry out the purposes of this lease, except that Landlord shall be permitted to divulge the contents of any statements in connection with any financing arrangement ~~or sale of Landlord's interest in the Premises.~~

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C.L.

(second)

4.2 Periodic Cost-of-Living Adjustment: The minimum rent provided for in Paragraph 4.1 shall be subject to adjustment at the commencement of the 2nd year of the term and every one (1) year thereafter as set forth below.

The base for computing the adjustment is the Consumer Price Index All Urban Consumers (All items) for the U.S. City Average, published by the United States Department of Labor, ("Index"), which is published for the month nearest the date of the commencement of the term ("Beginning Index"). If the Index published nearest the Adjustment Date has increased over the Beginning Index, the minimum monthly rent for the following year(s), until the next rent adjustment, shall be set by multiplying the minimum monthly rent set forth in Paragraph 4.1 by the percentage of increase of the index, at the date of increase, over the Beginning Index. For example: Beginning Index is 250; at the date of increase the index is 350; the difference is 100. 100 ÷ 250 = 40 or 40% increase in rent. In no event shall rent be adjusted downward.

If the Index is changed so that the base year differs from the month immediately preceding the month in which the term commences, the Index shall be converted in accordance with the conversion factor published by the United States Department of Labor. If the Index is discontinued or revised during the term, such other government index or computation with which it is replaced shall be used in order to obtain substantially the same result as would be obtained if the Index had not been discontinued or revised. In no event shall the annual increase be greater than six (6%) percent.

5. PREPAID RENT

On execution of this Lease, Tenant shall pay $ 2,796.20 to Landlord. $ 2,796.20 of the sum shall be the minimum monthly rent due for the first full month of the term. If Tenant is not in default of any of the provisions of this Lease, $ 0 of the sum shall be applied toward the minimum monthly rent due for the last month of the term.

6. SECURITY DEPOSIT

On execution of this Lease, Tenant shall deposit with Landlord $ 2,796.20 as a security deposit for the performance by Tenant of the provisions of this Lease. If Tenant is in default, Landlord can use the security deposit, or any portion of it, to cure, or partially cure the default or to compensate Landlord for damages, or partial damages, sustained by Landlord, resulting from Tenant's default. Tenant shall immediately, on demand pay to Landlord, a sum equal to the portion of the security deposit expended or applied by Landlord as provided in this paragraph, so as to maintain the security deposit in the sum initially deposited with Landlord. If Tenant is not in default at the expiration or termination of this Lease, Landlord shall return the security deposit to Tenant. Landlord's obligation with respect to the security deposit are those of a debtor and not a trustee. Landlord can maintain the security deposit separate and apart from Landlord's general funds or can commingle the security deposit with Landlord's general and other funds. Landlord shall not be required to pay Tenant interest on the security deposit.

7. UTILITIES AND SERVICES

Tenant shall make all arrangements for and pay for all utilities and services furnished to or to be used by it on the Premises, including, without limitation, gas, electricity, water, sewer, telephone service and trash collection, and for all connection charges and meter fees. In addition thereto, tenant shall pay its prorata share of the cost of utilities and services to the common areas as provided in Paragraph 16, said prorata share shall constitute additional rent. If Tenant is the user of a utility service which is prorated by Landlord among other co-tenants, and, in the Landlord's sole opinion, Tenant uses a significant portion of said utility service, then Landlord may, at Tenant's expense, install an individual meter for that Tenant.

8. ASSIGNMENT AND SUBLETTING

Tenant shall not encumber, sublease nor assign voluntarily or suffer an involuntary assignment of its interest in this Lease or in the Premises, without first obtaining Landlord's consent*. Any assignment, whether voluntary or involuntary, encumbrance or sublease without Landlord's consent shall be voidable and at Landlord's election, shall constitute a default. No consent to any assignment, encumbrance or sublease shall constitute a further waiver of the provisions of this paragraph.

* in writing which shall not be unreasonably withheld.

INITIAL HERE

9. USE OF PREMISES

9.1 Tenant shall use the Premises for a financial institution and related uses

and for no other use without Landlord's prior written consent.

9.2 Tenant shall comply with all regulations, conditions and laws concerning the Premises or Tenant's use of the Premises, without limitation.

9.3 Tenant shall not use the Premises in any manner that will constitute waste, nuisance or unreasonable annoyance to other tenants in the shopping center in which the Premises are located. No second-hand store, auction, distress or fire sale, bankruptcy or going-out-of-business sale may be conducted on the premises without Landlord's prior written consent. Tenant shall not sell or display merchandise outside the confines of the premises in the common area without Landlords prior written consent.

9.4 Tenant shall not do anything on the Premises that will cause damage to the Premises or the shopping center in which the Premises are located. The Premises shall not be overloaded, no machinery, apparatus or other appliance shall be used or operated in or on the Premises that would injure or vibrate the Premises, which are determined by Landlord.

9.5 Tenant shall continously merchandise the Premises during all usual business hours. Tenant shall carry and offer for sale at all times, a full and complete stock of seasonable merchandise at competitive prices, and shall maintain adequate personnel for the efficient serving of its customers. Tenant shall not lower the quality of its merchandise or change the quality of its business without Landlord's prior written consent. Tenant shall employ its best efforts to operate the business conducted on the Premises in a manner that will produce the maximum volume of gross sales. Failure to do so shall constitute a default.

10. TAXES

10.1 Tenant shall pay its proportionate share of all real property taxes, city taxes, license fees and general and special assessments or taxes ("Taxes") levied and assessed against the buildings, other improvements and land of the shopping center of which the Premises are a part. Tenant's proportionate share shall constitute additional rent and shall be the ratio of the total number of square feet in the premises to the total number of leasable square feet in the buildings and other improvements of the shopping center in which the Premises are located.

10.2 Each year Landlord shall notify Tenant of Landlord's calculation of Tenant's proportionate share of the real property taxes and together with such notice shall furnish Tenant with a copy of the tax bill. Tenant shall pay its proportionate share of the real property taxes monthly as a part of the common area billing as provided for in Paragraph 16.4 Tenant's liability to pay real property taxes shall be prorated on the basis of a 365-day year to account for any fractional portion of a fiscal tax year included in the term at its commencement and expiration.

11. PERSONAL PROPERTY TAXES

11.1 Tenant shall pay before delinquency, all taxes, assessments, license fees and other charges (hereinafter "Taxes") that are levied and assessed against Tenant's personal property installed or located in or on the Premises, and which become payable during the term. On demand by Landlord, Tenant shall furnish Landlord with satisfactory evidence of these payments.

11.2 If any taxes on Tenant's personal property are levied against Landlord or Landlord's property, or if the assessed value of the Premises or shopping center in which the Premises are located is increased by the inclusion of a value placed on Tenant's personal property, and if Landlord pays the taxes on any of these items or the taxes based on the increased assessments of these items, Tenant, within ten days after demand therefore by Landlord, shall reimburse Landlord for the sum of the taxes levied against Landlord, or the proportion of the taxes resulting from the increase in Landlord's assessment, and said sum shall constitute additional rent. Landlord shall have the right to pay these taxes regardless of the validity of the levy.

12. CONSTRUCTION AND FIXTURING

Landlord agrees that it will, at its sole cost and expense, construct the building that is a part of the Premises, substantially in accordance with the leasehold improvements attached hereto as Exhibit "B", and incorporated herein by reference. On commencement of the term, the Premises shall be in good condition and Tenant's taking possession of the Premises shall constitute Tenant's acknowledgement that Premises are in good condition. Immediately after Tenant takes possession of the Premises, Tenant shall, at its cost, install in the Premises those items listed in Exhibit "C", to be attached hereto and incorporated herein by reference. Tenant shall commence upon execution hereof and proceed diligently to obtain its permits from governmental authorities. Tenant shall not be allowed to commence work until copies of its permits and Exhibit "C" are deposited with Landlord. Tenant shall commence the installation

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of fixtures, equipment and any of Tenant's Work as set forth in said Exhibit "C" promptly upon substantial completion of Landlord's Work in the Premises and shall diligently pursue such installation to completion, and shall open the Premises for business not later than thirty (30) days thereafter. During construction if Tenant or Tenant's contractors, agents or representatives cause by their actions or inactions any damage to the premises or building, which needs repair, Landlord may, without notice, contract to repair the same and charge Tenant with the cost of said repair plus 15% coordination fee and said charge shall constitute additional rent.

13. ALTERATION

13.1 Except as specifically provided for herein with regard to fixturization in Paragraph 12, Tenant shall not make any alterations to the Premises without Landlord's prior written consent. Any alterations made shall remain on and be surrendered with the Premises on expiration or termination of the term except that Landlord can elect within thirty (30) days before expiration of the term, or within five (5) days after termination of the term, to require Tenant to remove any alteration that Tenant has made to the Premises. If Landlord so elects, Tenant, at its cost, shall restore the premises to the condition designated by Landlord in its election, before the last day of the term, or within thirty (30) days after notice of election is given, whichever is later.

13.2 If Tenant makes any alterations to the Premises as provided in this paragraph, its alterations shall not be commenced until three (3) days after Landlord has received notice from Tenant stating the date the installation of the alterations is to commence so that Landlord can post and record an appropriate notice of nonresponsibility.

14. SIGNS

14.1 Tenant shall install and maintain signs, logos or emblems advertising Tenant's business, either viewable from or on the exterior of the Premises consistent with the general sign criteria, a copy of which is attached hereto and marked Exhibit D, and shall not maintain any other sign without the Landlord's prior written consent. Landlord, at Tenant's cost, can remove any item placed, constructed, or maintained that does not comply with the provisions of this paragraph, at any time. All Tenant signs shall remain illuminated until at least 10:00 p.m. seven days a week.

14.2 Tenant shall not, without Landlord's written consent, place, construct, or maintain on the premises any advertisement media, including, without limitation, searchlights, flashing lights, loud speakers, phonographs, or other similar visual or audio media. Tenant shall not solicit business in, on or about the common areas, or distribute handbills or other advertising or promotional media on or about the common areas, or in the parking areas. Tenant shall be entitled to engage in radio, television, and newspaper advertising as is customarily used for the type of business in which Tenant is engaged.

14.3 Any sign that Tenant has the right to place, construct and maintain shall comply with all laws, and Tenant shall obtain any approval required by such laws. Landlord makes no representations with respect to Tenant's ability to obtain such approval. Within forty-five (45) days of opening for business, Tenant shall have sign installed.

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15. MECHANIC'S LIENS

15.1 Tenant shall keep the Premises and the property on which the Premises are situated, free and clear of all mechanic's liens arising out of any work performed, material furnished, construction done by or for Tenant. Tenant shall have the right to contest the correctness or the validity of any such lien, if immediately on demand by Landlord, Tenant procures and records a lien release bond issued by a corporation authorized to issue surety bonds in an amount equal to 1½ times the amount of the claim of lien. The bond shall meet the requirements of Civil Code Section 3143 and shall provide for the payment of any sum that the claimant may recover on the claim together with costs of suit, if they are awarded in such action.

15.2 All work done by Tenant shall comply with all applicable zoning, building, and local ordinances and codes. Upon execution hereof, Tenant shall commence and proceed diligently to obtain all permits from all government agencies necessary by Tenant to construct, fixturize and operate its business. Tenant specifically agrees that it shall not commence any work until copies of all permits are deposited with Landlord.

16. COMMON AREAS

16.1 "Common areas" means all areas and facilities outside the Premises and within the exterior boundaries of the shopping center that are provided and designated by Landlord from time to time, for the general use and convenience of Tenant and of other tenants of the shopping center and their respective authorized representatives and invitees. Common areas include, without limitation, pedestrian walkways and patios, landscaped areas, sidewalks, service corridors, restrooms, stairways, roof and exterior walls, plazas, malls, thoroughways, loading areas, parking areas and roads.

16.2 Landlord gives to Tenant and its authorized representatives and invitees the non-exlusive right to use the common areas, with others who are entitled to use the common areas, subject to Landlord's rights set forth herein. The condemnation or other taking by any public authority, or sale in lieu of condemnation, of any or all of such common areas shall not constitute a violation of this covenant.

16.3 Landlord shall maintain the common areas in good condition during the term of this Lease. Landlord shall have the right to: (a) establish and enforce reasonable rules and regulations applicable to all tenants concerning the maintenance, management, use and operation of the common areas; (b) close any of the common areas to whatever extent required in the opinion of Landlord's counsel to prevent a dedication of any of the common areas or the accrual of any rights of any person or of the public to the common areas; (c) close temporarily, any of the common areas for maintenance purposes; (d) designate other property outside of the boundaries of the shopping center to become part of the common areas; (e) select a person to maintain and operate any of the common areas if at any time Landlord determines that the best interest of the shopping center will be served by having the common areas, or any portion thereof, maintained and operated by that person, and Landlord shall have the right to negotiate and enter into a contract with that person on such terms and conditions and for such period of time as Landlord deems reasonable and proper both as to service and as to cost; (f) make changes to the common areas including, without limitation, changes in the location of driveways, entrances, exits, flow of traffic direction or vehicular parking spaces. Tenant agrees that said parking areas are reserved for the use of customers of the shopping center as well as the invitees of Tenant and other tenants, and that Tenant's employees shall not utilize said parking areas.

16.4 Tenant shall pay to Landlord an amount estimated by Landlord to be Tenant's share of common area costs (as defined in this paragraph), on the first day of each month, after commencement of the term and continuing during the term. Tenant's proportionate share of common area costs shall constitute additional rent and shall be the ratio of the total number of square feet in the Premises to the total number of leasable square feet in the shopping center. Common area costs that cover a period not within the term of this lease shall be prorated.

16.5 Landlord can adjust the monthly common area charge at the end of each accounting period on the basis of Landlord's reasonably anticipated costs for the following accounting period. An "accounting period" is a calendar year. Fractions of an accounting period shall be prorated.

16.6 Landlord shall furnish to Tenant a statement showing the total common area costs and Tenant's share of common area costs for the accounting period, within ninety (90) days after the end of each accounting period, covering the accounting period just ended. Each statement shall be prepared, signed and certified to be correct by Landlord.

16.7 If Tenant's share of common area costs for the accounting period exceeds the payments made by Tenant, Tenant shall pay Landlord the deficiency within ten (10) days after receipt of the statement. If Tenant's payments made during the accounting period exceed Tenant's share of common area cost, Landlord shall credit to Tenant the excess against future common area costs.

16.8 Common area costs include, but are not limited to: Real property taxes and assessments, other taxes and assessments of any nature levied and assessed against the common areas or assessed against Landlord as a result of the common areas which are not otherwise provided for in this Lease; all sums expended for the maintenance and operation of the common area, including but not limited to costs of resurfacing, painting, and restriping, and structural repair, cleaning, sweeping, construction and maintenance of refuse receptacles, planting and relandscaping, directional signs and other markers, car stops, lighting and other utilities, reasonable depreciation allowance of improvements, management expenses of the shopping center not to exceed 5% of the gross income of the shopping center, machinery and equipment used in connection with the common areas, premiums on public liability and property damage insurance, and other costs necessary in Landlord's judgement for the maintenance and operation of the shopping center.

17. MAINTENANCE OF PREMISES

Except as provided in paragraphs 13, 21 and 22, Tenant, at its cost shall maintain, in good condition, all portions of the Premises*. Tenant expressly waives the benefits of any statute now or hereafter in effect which would otherwise afford Tenant the right to make repairs at Landlord's expense or to terminate this Lease because of Landlord's failure to keep the Premises in good order, condition and repair. If Tenant fails to perform Tenant's obligations under this paragraph, Landlord may, but shall not be required to, enter upon the Premises after seven days written notice to Tenant, and put the same in good order, condition and repair and the cost thereof shall become due and payable as additional rent to Landlord, together with Tenant's next minimum monthly rent payment. *Including, but not limited to, heating, ventillation and air conditioning, doors, locks, plumbing and electrical serving the premises.

18. INSURANCE

18.1 *Liability Insurance.* Tenant shall obtain and keep in force during the term of this Lease, a policy of comprehensive public liability and property damage insurance with bodily injury liability limits of not less than $300,000 per person and $1,000,000 per occurrence and property damage liability coverage of $1,000,000 insuring against all liability of Tenant and its authorized representatives arising out of and in connection with Tenant's use or occupancy of the Premises. All public liability insurance and property damage insurance shall insure performance by Tenant of the indemnity provisions of Paragraph 19. Both parties shall be endorsed as named insureds and the policy shall contain cross-liability endorsements.

18.2 *Increase in Liability Insurance:* If in the opinion of Landlord's lender or of the insurance advisor retained by Landlord the amount of public liability and property damage insurance coverage at that time is not adequate, Tenant shall increase the insurance coverage as required by either Landlord's lender or Landlord's insurance advisor.

18.3 *Fire Insurance.* Landlord shall obtain and keep in force during the term of this Lease, on the building and other improvements in which the premises are located, a policy of standard fire and extended coverage insurance, with vandalism and malicious mischief, rental abatement and other special broad form coverages to the extent of at least full replacement cost. In case this Lease is terminated, the insurance policy and all rights under it or the insurance proceeds shall be assigned to Landlord at Landlord's election. The proceeds of any insurance policy carried by Landlord covering the building, shall be payable to landlord only.

18.4 *Insurance on Tenant's Improvements:* Tenant, at its sole cost, shall maintain on all its personal property, improvements and alterations, in, on or about the Premises, a policy of standard fire and extended coverage insurance, with vandalism and malicious mischief endorsements for 100% of their full replacement value. The proceeds from any such policy shall be used by Tenant for the replacement of personal property or the restoration of Tenant's improvements or alterations. The policy and any renewal shall be deposited with Landlord within ten (10) days of receipt thereof by Tenant. If Tenant fails to procure and maintain said insurance, Landlord may, but shall not required to, procure and maintain same at Tenant's expense, the cost of which shall constitute additional rent due and owing to Landlord, immediately upon demand therefore by Landlord.

18.5 *Certificate of Insurance:* Tenant, at its sole cost, shall submit to Landlord within thirty (30) days of commencement of the term a certificate of insurance with proper endorsements and limits of liability as required by Paragraph 18. Failure to submit said certificate shall constitute a default under this lease.

18.6 *Payment of Premiums:* Landlord shall pay the premiums for maintaining the insurance required by Paragraph 18.3. Tenant shall reimburse Landlord for Tenant's proportionate share of the premiums paid by Landlord and said proportionate share shall constitute additional rent. Tenant's proportionate share of the insurance premiums shall be based upon the ratio of the total number of square feet in the premises to the total number of leasable square feet in the building and other improvements in which the Premises are located. Tenant shall not be liable for increases in the insurance premium caused solely by a particular use or activity of any other tenant in the building in which the Premises are located, or caused by improvements constructed by or for the exclusive benefit of any other tenant. Tenant's obligation to pay the insurance costs shall be prorated for any partial year.

18.7 If Landlord's lender requires Landlord to impound insurance premiums on a periodic basis during the term, Tenant, on notice from Landlord indicating this requirement, shall pay a sum of money toward its liability under this paragraph to Landlord on a periodic basis in accordance with the lender's requirement. Landlord shall impound the insurance premiums received from Tenant in accordance with the requirements of the lender.

18.8 All the insurance required under this Lease shall: (a) be issued by insurance companies authorized to do business in the state of issue, after written approval by Landlord or Landord's lender; (b) be issued as a primary policy; (c) contain an endorsement requiring thirty (30) days written notice from the insurance company to both parties and Landlord's Lender before cancellation or change in the coverage, scope or amount of any policy.

18.9 Tenant shall not sell or permit to be kept, used or sold in or about the Premises any article which may be prohibited by a standard form fire insurance policy. Tenant shall, at its sole cost, comply with any and all insurance related requirements pertaining to the insurance coverage of said Premises. Tenant shall not do, bring or keep anything in or about the Premises that will cause a cancellation of any insurance covering the Premises or the shopping center in which the Premises are located. If the rate of any insurance carried by Landlord is increased as a result of Tenant's use, Tenant shall pay to Landlord within ten (10) days before the date the Landlord is obligated to pay a premium on the insurance, or within ten (10) days after the Landlord delivers to Tenant a certified statement from Landlord's insurance carrier stating that the rate increase was caused solely by an activity of Tenant on the Premises as permitted in this Lease, whichever date is later, a sum equal to the difference between the original premium and the increased premium and said sum shall constitute additional rent.

18.10 *Waiver of Subrogation:* Landlord and Tenant each hereby waive any and all rights of recovery against the other, or against the officers, employees, agents and representatives of the other, for loss or damage to such waiving party or its property or the property of others under its control to the extent that such loss or damage is insured against, under any insurance policy in force at the time of such loss or damage. Tenant shall, upon obtaining the policies of insurance required hereunder, give notice to the insurance carrier or carriers, that the foregoing mutual waiver of subrogation is contained in this Lease.

18.11 If Tenant places a boiler or other pressure vessel or system on the Premises, whether fired or unfired, Tenant shall also maintain boiler and equipment insurance with liability and property damage limits of not less that $1,000,000.

18.12 Tenant shall be responsible for the maintenance of all plate glass in the Premises, and shall at its own expense, procure, maintain and keep in force plate glass insurance coverage on all exterior plate glass in the Premises.

19. INDEMNITY

Tenant shall indemnify and hold harmless Landlord from and against any and all claims arising from Tenant's use of the Premises and the shopping center in which the Premises are located, by Tenant or his employees, agents, contractors, invitees or licensees.

20. EXEMPTION OF LANDLORD FROM LIABILITY

Tenant hereby agrees that Landlord shall not be liable for injury to Tenant's business or any other loss of income therefrom regardless of cause except as a result of Landlord's sole negligence. Landlord shall not be liable for any damages arising from any act or neglect of any other Tenant of the shopping center in which the Premises are located.

21. DAMAGE AND DESTRUCTION TO PREMISES

21.1 *Risks Covered by Insurance:* If, during the term, the Premises, or the building and other improvements of the shopping center in which the Premises are located, are totally or partially destroyed from a risk covered by the insurance provided for in Paragraph 18, rendering the Premises totally or partially inaccessible or unusable, and providing that the insurance proceeds are available to the Landlord, and sufficient, then, and only in that event, shall Landlord restore the Premises or the building and other improvements in which the Premises are located, to substantially the same condition as they were in immediately before destruction, except as otherwise provided herein.

21.2 If the existing laws do not permit the restoration, either party can terminate this Lease immediately by giving notice to the other party. If the cost of restoration exceeds the amount of proceeds received from the insurance required under Paragraph 18, the Landlord can elect to terminate this Lease by giving notice to Tenant within 15 days after determining that the restoration cost will exceed the insurance proceeds. In the case of destruction of the Premises only, if Landlord elects to terminate this Lease, Tenant, within 15 days after receiving Landlord's notice to terminate, can elect to pay Landlord at the time Tenant notifies Landlord of its election, the difference between the amount of insurance proceeds and the cost of restoration, in which case Landlord shall restore the Premises. Landlord shall give Tenant satisfactory evidence that all sums contributed by Tenant as provided in this paragraph have been expended by Landlord in paving the cost of restoration. If Landlord elects to terminate this Lease and Tenant does not elect to contribute toward the cost of restoration as provided in this paragraph, this Lease shall terminate.

21.3 *Risk Not Covered by Insurance.* If, during the term the Premises or the building and other improvements of the shopping center in which the Premises are located, are totally or partially destroyed from a risk not covered by the insurance described in Paragraph 18, rendering the Premises totally or partially inaccessible or unusable, Landlord, may within its sole, exclusive and absolute discretion restore the Premises or building and other improvements in which the Premises are located to substantially the same condition as they were in immediately before destruction, except as otherwise provided herein.

21.4 If the existing laws do not permit the restoration, either party can terminate this Lease immediately by giving notice to the other party. If the cost of restoration exceeds 5% of the then replacement value of the Premises or the building and other improvements in which the Premises are located that are destroyed. Landlord can elect to terminate this Lease by giving notice to Tenant within 15 days after determining that restoration cost and replacement value in the case of destruction to the Premises only, if Landlord elects to terminate this Lease, Tenant, within 15 days after receiving Landlord's notice to terminate, can elect to pay to landlord at the time Tenant notifies Landlord of his election the difference between 5% of the then replacement value of the Premises and the actual cost of restoration, in which case Landlord shall restore the Premises. Landlord shall give Tenant satisfactory evidence that all sums contributed by Tenant as provided in this paragraph have been expended by Landlord in paying the cost of restoration. If Landlord elects to terminate this Lease and Tenant does not elect to perform the restoration or contribute toward the cost of reloration as provided in this paragraph, this Lease shall terminate.

21.5 In case of destruction caused from a risk covered by the insurance provided in Paragraph 18, and insurance covers the rental payment, there shall be no abatement or reduction of rent. In case of destruction caused from a risk not covered by the insurance provided in Paragraph 18, there shall be an

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abatement or reduction of minimum monthly rent, but not precentage rent or additional rent, between the date of destruction and the date of completion of restoration, based on the extent to which the destruction interferes with Tenant's use of the Premises.

21.6 Notwithstanding any provisions of this Lease to the contrary, if destruction to the Premises occurs during the last three years of the term, Landlord can terminate this Lease by giving notice to Tenant not more than 30 days after the destruction.

21.7 Tenant waives the provisions of Civil Code Section 1932 (2) and Civil Code Section 1933 (4) with respect to any destruction of the Premises.

22. CONDEMNATION

22.1 The following definitions are employed in this Paragraph: (a) "condemnation" means: (1) the exercise of any governmental power, whether by legal proceedings or otherwise, by a condemnor and (2) a voluntary sale or transfer by Landlord to any condemnor either under threat of condemnation or while legal proceedings for condemnation are pending; (b) "date of taking" means the date the condmnor has the right to possession of the property being condemned; (c) "award" means all compensation, sums or anything of value awarded, paid or received on a total or partial condemnation; (d) "condemnor" means any public or quasi-public authority, or private corporation or individual having the power of condemnation.

22.2 If, during the term or during the period of time between the execution of this Lease and the date the term commences there is any taking of all or any part of the building, other improvements, or land of the shopping center of which the Premises are a part, or any interest in this Lease by condemnation, the rights and obligations of the parties shall be determined pursuant to Paragraph 22 hereof.

22.3 If the Premises are totally taken by condemnation, this Lease shall terminate on the date of taking.

22.4 If any portion of the Premises is taken by condemnation, this Lease shall remain in effect, except that Tenant can elect to terminate this Lease if 50% or more of the total number of square feet in the Premises is taken. If Tenant elects to terminate this Lease, Tenant must exercise its right to terminate pursuant to this paragraph by giving written notice to Landlord within 30 days after the nature and extent of the taking have been finally determined. If Tenant elects to terminate this Lease as provided in this paragraph, Tenant also shall notify Landlord of the date of termination, which date shall not be earlier than 30 days nor later than 90 days after Tenant has notified Landlord of its election to terminate; except that this Lease shall terminate on the date of termination as designated by Tenant. If Tenant does not terminate this Lease within the 30 day period, this Lease shall continue in full force and effect, except that minimum monthly rent shall be reduced pursuant to Paragraph 22.6.

22.5 If the common area of the shopping center in which the Premises are located is taken by condemnation, this Lease shall remain in full force and effect, except that if 50% or more of the common area and 50% or more of the building or other improvements in which the Premises are located are taken in condemnation, either party shall have the election to terminate this Lease pursuant to this paragraph. If the party elects to terminate this Lease, it must terminate pursuant to this paragraph by giving notice to the other party within thirty (30) days after the nature and extent of the taking have been finally determined. The party terminating this Lease also shall notify the other party of the date of termination, which date shall not be earlier than thirty (30) days or later than ninety (90) days after the terminating party has notified the other party of its election to terminate, except that this Lease shall terminate on the date of taking if the date of taking falls on a date before the date of termination designated in the notice from the terminating party. If this lease is not terminated within the 30-day period, it shall continue in full force and effect.

22.6 If any portion of the premises is taken by condemnation and this Lease remains in full force and effect, on the date of taking, the minimum monthly rent shall be reduced proportionately.

22.7 If, within 30 days after the date the extent of the taking is determined, Landlord notifies Tenant that Landlord, at its cost, will add on to the remaining Premises or common area so that the area and the approximate layout of the Premises or common area will be substantially the same as they were before the date of taking, and Landlord commences and completes the restoration within a reasonable time after Landlord notifies Tenant, this Lease shall continue in full force and effect without any reduction in minimum monthly rent, except the abatement or reduction made pursuant to Paragraph 22.8.

22.8 Minimum monthly rent only shall be abated or reduced during the period from the date of taking until the completion of restoration, but all other obligations of Tenant under this Lease shall remain in full force and effect. The abatement or reduction of minimum monthly rent shall be based on the extent to which the restoration interferes with Tenant's use of the Premises.

22.9 Any award shall belong to and be paid to Landlord, except that Tenant shall receive from the award the following: a sum attributable to Tenant's improvements made to the Premises by Tenant in accordance with this Lease, which Tenant's improvements Tenant has the right to remove from the Premises pursuant to the provisions of this Lease but elects not to remove.

23. DEFAULTS AND REMEDIES

23.1 The occurrence of, including but not limited to, any of the following shall constitute a default by Tenant: (a) failure to pay rent when due; (b) abandonment and vacation of the Premises (failure to occupy and operate the Premises for ten consecutive days shall be deemed an abandonment and vacation); (c) failure to perform any other provision of this Lease. If the default cannot reasonably be cured within thirty (30) days, Tenant shall not be in default of this Lease if Tenant commences to cure the default within the 30-day period and diligently and in good faith continues to cure the default; (d) or a general arrangement for the benefit of creditors; the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy, (unless, in the case of a petition filed against Tenant, the same is dismissed within 60 days); the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where possession is not restored to Tenant within 30 days; or, the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where such seizure is not discharged within 30 days.

23.2 Landlord shall have the following remedies if Tenant commits a default. These remedies are not exclusive; they are cumulative in addition to any remedies now or later allowed by law:

(a) *Tenant's Right to Possession Not Terminated:* Landlord can continue this Lease in full force and effect, and the Lease will continue in effect as long as Landlord does not terminate Tenant's right to possession, and Landlord shall have the right to collect rent when due. During the period Tenant is in default, Landlord can enter the Premises and relet them, or any part of them, to third parties for Tenant's account. Tenant shall be liable immediately to Landlord for all costs Landlord incurs in reletting the Premises, including, without limitation, brokers' commissions, expenses of remodeling the Premises required by the reletting, and like costs. Reletting can be for a period shorter or longer than the remaining term of this Lease. Tenant shall pay to Landlord the rent due under this Lease on the dates the rent is due, less the rent Landlord receives from any reletting. No act by Landlord allowed by this paragraph shall terminate this Lease unless Landlord notifies Tenant that Landlord elects to terminate this Lease.

(b) *Termination of Tenant's Right to Possession.* Landlord can terminate Tenant's right to possession of the Premises at any time. No act by Landlord whatsoever other than giving written notice to Tenant, shall terminate this Lease. On termination, Landlord has the right to recover from Tenant: (1) the worth of the unpaid rent that had been earned at the time of termination of this Lease; (2) the worth of the amount by which the unpaid rent that would have been earned after the date of termination of this Lease exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided; and, (3) any other amount, and court costs, necessary to compensate Landlord for all detriment that is caused by Tenant's default.

23.3 *The Landlord's Right to Cure Tenant's Default.* Landlord, at any time after Tenant commits a default, has the right to cure the default at Tenant's cost. If Landlord, at any time, by reason of Tenant's default, pays any sum or does any act that requires the payment of any sum, the sum paid by Landlord shall be due immediately from Tenant to Landlord at the time the sum is paid, and if paid at a later date shall bear interest at the rate of 12% per annum from the date the sum is paid by Landlord until Landlord is reimbursed by Tenant. The sum, together with interest on it, shall be additional rent.

23.4 *Default by Landlord.* Landlord shall not be in default unless Landlord fails to perform obligations required by Landlord within a reasonable time, but in no event later than 30 days after written notice by Tenant to Landlord and to the holder of any first mortgage or deed of trust covering the Premises whose name and address shall have theretofore been furnished to Tenant, in writing, specifying wherein Landlord has failed to perform such obligation; provided, however, that if the nature of Landlord's obligation is such that more than 30 days are required for performance, then Landlord shall not be in default if Landlord commences performance within such 30-day period and thereafter diligently pursues the same to completion.

23.5 *Lender's Right to Cure.* In the event of default by Landlord, Tenant agrees to accept performance of the obligations of the Landlord hereunder by the holder of any deed of trust or mortgage on the Premises to whom notice was required to be given, it being understood that under no circumstances shall said holder be under any affirmative obligation to perform the same.

24. SURRENDER OF PREMISES

Immediately upon termination of the term, Tenant shall surrender to Landlord the Premises and all Tenant's improvements and alterations in good condition (except for reasonable wear and tear) except for alterations that Tenant has the right to remove, or is obligated to remove under the provisions of Paragraph 13. Tenant shall remove all its personal property including trade fixtures. Tenant shall perform all restoration made necessary by the removal of any alterations or Tenant's personal property including trade fixtures.

If Tenant fails to surrender the Premises to Landlord on expiration or ten days after termination of the term as required by this paragraph, Tenant shall hold Landlord harmless from all damages resulting from Tenant's failure to surrender the Premises, including, without limitation, claims made by a succeeding tenant resulting from Tenant's failure to surrender the Premises and shall compensate Landlord for any loss of income suffered as a result of Tenant's failure to timely surrender of the Premises.

25. HOLDING OVER

If Tenant, with Landlord's consent, remains in possession of the Premises after expiration or termination of the term, or after the date in any notice given by Landlord to Tenant terminating this Lease, such possession by Tenant shall be deemed to be a month-to-month tenancy, terminable on 30 days notice given at any time by either party. All provisions of this Lease, except those pertaining to term, shall apply to the month-to-month tenancy period. During any such month-to-month tenancy, Tenant shall pay all rent required by this Lease, including minimum monthly rent, percentage rent and additional rent as provided for by the terms of this Lease.

26. LANDLORD'S ENTRY ON PREMISES

26.1 Landlord and its authorized representatives shall have the right to enter the Premises at all reasonable times for any of the following purposes: (a) to determine whether the Premises are in good condition and whether Tenant is complying with its obligations under this Lease; (b) to do any necessary maintenance and to make any restoration to the Premises or the building and other improvements of the shopping center in which the Premises are located that Landlord has the right or obligation to perform; (c) to serve, post or keep posted any notices required or allowed under the provisions of this Lease; (d) to post "for rent" or "for lease" signs during the last three months of the term, or during any period while Tenant is in default; (e) to show the Premises to prospective brokers, agents, buyers, tenants or persons interested in a sale or exchange, at any time during the term; (f) to shore the foundations, footings and walls of the Premises or the shopping center in which the Premises are located and to erect scaffolding and protective barricades around and about the Premises, but not so as to prevent entry to the Premises, and to do any other act or thing necessary for the safety or preservation of the Premises or the building and other improvements of the shopping center in which the Premises are located, if any excavation or other construction is undertaken or is about to be undertaken on any adjacent property or nearby street. Landlord's right under this provision extends to the owner of the adjacent property and the adjacent property owner's authorized representatives.

26.2 Landlord shall not be liable in any manner for any inconvenience, disturbance, loss of business, nuisance or other damage arising out of Landlord's entry on the Premises as provided in this paragraph, except damage resulting from the negligent acts or omissions of Landlord or its authorized representatives.

26.3 Tenant shall not be entitled to an abatement or reduction of rent if Landlord exercises any rights reserved in this paragraph. Landlord shall conduct its activities on the Premises as allowed in this paragraph in a manner that will cause the least possible inconvenience, annoyance or disturbance to Tenant.

27. SUBORDINATION

This Lease is and shall be subordinate to any encumbrance now of record or recorded after the date of this Lease affecting the building, other improvements and land of the shopping center of which the Premises are a part. Such subordination is effective without any further act of Tenant. Tenant shall from time to time on request from Landlord, execute and deliver any documents or instruments that may be required by a lender to effectuate any subordination. If Tenant fails to execute and deliver any such documents or instruments, Tenant irrevocably constitutes and appoints Landlord as Tenant's special attorney-in-fact to execute and deliver any such documents or instruments.

28. ESTOPPEL CERTIFICATE/OFFSET STATEMENT

28.1 Tenant shall at any time upon ten (10) days' prior written notice from Landlord, execute, acknowledge and deliver to Landlord, a statement in writing, (a) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification), and the date to which the rent and other charges are paid in advance, if any, and (b) acknowledging that there are not, to Tenant's knowledge, any uncured defaults on the part of Landlord hereunder, or specifying such defaults if any are claimed. Any such statement may be conclusively relied upon by any prospective purchaser or encumbrancer of the Premises.

28.2 Tenant's failure to deliver such statement within such time shall be conclusive upon Tenant: (a) that this Lease is in full force and effect without modifications except as may be represented by Landlord, (b) that there are no uncured defaults in Landlord's performance, and (c) that not more than one month's rent has been paid in advance. Tenant hereby irrevocably appoints Landlord as Tenant's attorney-in-fact to execute the estoppel certificate referred to in this Paragraph 28, in the event that Tenant fails to execute and deliver the same to Landlord in ten (10) days after written notice by Landlord to Tenant.

28.3 If Landlord desires to finance or refinance the Premises, or any part thereof, Tenant hereby agrees to deliver to any lender designated by Landlord such financial statements of Tenant as may be reasonably required by such lender. Such statements shall include the past three years' financial statements of Tenant. All such financial statements shall be received by Landlord in confidence and shall be used only for the purposes herein set forth.

29. NOTICES

Any notice, demand, request, consent, approval or communication that either party desires or is required to give to the other party or any other person shall be in writing and either served personally or sent by prepaid, certified or registered mail, and shall be addressed to the other party at the address set forth after their signatures at the end of this Lease.

30. WAIVER

No delay or omission in the exercise of any right or remedy of Landlord on any default by Tenant shall impair such a right or remedy or be construed as a waiver. The receipt and acceptance by Landlord of delinquent rent shall not constitute a waiver of any other default; it shall constitute only a waiver of timely payment for the particular rent payment involved. No act or conduct of Landlord, including, without limitation, the acceptance of the keys to the Premises, shall constitute an acceptance of the surrender of the Premises by Tenant before the expiration of the term. Only a notice from Landlord to Tenant shall constitute acceptance of the surrender of the Premises and accomplish a termination of the Lease. Landlord's consent to or approval of any act by Tenant requiring Landlord's consent or approval shall not be deemed to waive or render unnecessary Landlord's consent to or approval of any subsequent act by Tenant. Any waiver by Landlord of any default must be in writing and shall not be a waiver of any other default concerning the same or any other provision of the Lease.

31. RECORDATION

31.1 This Lease shall not be recorded without Landlord's prior written consent. Either party shall, upon requesting of the other, execute, acknowledge and deliver to the other, a short form memorandum of lease for recording purposes.

31.2 Tenant shall execute and deliver to Landlord on the expiration or termination of this Lease, immediately upon Landlord's request, a quit-claim deed to the Premises, in recordable form, designating Landlord as transferee.

32. SALE OR TRANSFER OF PREMISES

If Landlord sells or transfers all or any portion of the building, other improvements and land of the shopping center of which the Premises are a part, Landlord, on consummation of the sale or transfer shall be released from any liability thereafter accuring under this Lease. If any security deposit or prepaid rent has been paid by Tenant, Landlord can transfer the security deposit or prepaid rent to Landlord's successor and on such transfer Landlord shall be discharged from any further liability in reference to the security deposit or prepaid rent.

In the event of (i) a transfer of Landlord's interest in the Premises, or (ii) if any proceeding is brought for the termination or foreclosure of, or in the event of exercise of the power of sale under any mortgage or deed of trust affecting the demised Premises or any ground or underlying lease made by Landlord, then in any of such events Tenant shall attorn to and recognize the purchaser or the transferee of Landlord's interest as Landlord under this lease for the balance then remaining of the lease term, subject to all of the terms of this lease. Any mortgagee or trustee under any such mortgage or deed of trust, or the lessor under any such ground or underlying lease, may elect that this lease shall have priority over its mortgage, deed of trust or lease, and upon notification of such election by such mortgagee, trustee or lessor to Tenant, this lease shall be deemed to have priority over said mortgage, trust deed or ground or underlying lease whether this lease is dated prior to or subsequent to the date of said mortgage, trust deed or lease. Tenant will give prompt written notice to the mortgagee or trustee under any such mortgage or deed of trust and the lessor under any such ground or underlying lease of any default of Landlord in its obligations under this lease, if such default is of such a nature as to (i) give Tenant a right to terminate this lease, (ii) reduce the rent of any other sum due hereunder or (iii) credit or offset any amounts against future rents payable hereunder provided that Tenant shall not be obligated to give such notice to any such person who shall not have advised Tenant in writing of his status as mortgagee, trustee or lessor, as the case may be, and of the address to which such notices should be sent. In the event any proceedings are brought or the termination of any ground or underlying lease affecting the demised Premises upon such termination, if the lessor thereunder, or its successors, elects to recognize Tenant and all of Tenant's rights hereunder, Tenant agrees to attorn to such lessor or its successors and to recognize such lessor, as Landlord under this lease. Upon the termination of any such ground or underlying lease, this lease shall be deemed assigned to the lessor thereunder and Tenant agrees to attorn to such lessor and recognize such lessor and its successors and assigns as landlord under this lease.

Within five(5) days after written request of Landlord or of the lessor under any such underlying lease, Tenant agrees to execute and deliver, at any time and from time to time, any instrument which may be necessary or appropriate to evidence such attornment. Tenant further waives the provisions of any statute or rule of law now or hereafter in effect which may give or purport to give Tenant any right of election to terminate this lease or to surrender possession of the Premises hereby in the event any proceeding is brought by the lessor under any underlying lease to terminate the same, and agrees that unless and until any such lessor, in connection with any such proceeding, shall elect to exercise any rights it may have to terminate this lease and the right of Tenant hereunder, this lease shall not be affected in any way whatsoever by any such proceeding.

33. MERGER

The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work a merger and shall, at the option of Landlord, terminate all or any existing subtenancies or may, at the option of Landlord, operate as an assignment to Landlord of any or all of such subtenancies.

34. ATTORNEY'S FEES

If either party becomes a party to any litigation concerning this lease, the Premises, the building or other improvements in which the Premises are located, by reason of any act or omission of the other party or its authorized representatives, and not by any act or omission of the party or its authorized representatives who become a party to that litigation, the party that causes the other party to become involved in the litigation shall be liable to that party for reasonable attorneys' fees and court costs incurred by it in the litigation. If either party commences an action against the other party arising out of or in connection with this Lease, the prevailing party shall be entitled to have and recover from the losing party, reasonable attorneys' fees and costs of suit.

35. NET LEASE

Landlord and Tenant acknowledge that this Lease is a "net lease" with respect to taxes, insurance and other repairs on the Premises and buildings as specifically set forth herein and Landlord shall receive all rents and all payments hereunder that Tenant is required to make to Landlord free from any charges, assessments, impositions, expenses, deductions or offsets.

36. PARTIAL INVALIDITY

If any term, covenant, condition or provision of this Lease is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

37. CUMULATIVE REMEDIES

No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

38. COVENANTS AND CONDITIONS

Each provision of this Lease performable by Tenant shall be deemed both a covenant and a condition.

39. BINDING EFFECT: CHOICE OF LAW

Subject to any provisions hereof restricting assignment or subletting by Tenant and subject to provisions of Paragraph 32, this Lease shall bind the parties, their personal representative, successors and assigns.

40. TIME OF ESSENCE

The parties hereto specifically agree that time is of the essence with respect to the performance of any and all obligations of either party under this Lease.

41. INTEREST ON PAST-DUE OBLIGATIONS

Except as expressly herein provided, any amount due Landlord not paid when due shall bear interest at 12% per annum from the date due. Payment of such interest shall not excuse or cure any default by Tenant under this Lease.

42. CAPTIONS

Article and paragraph captions are not a material part hereof but are inserted as a matter of convenience only.

43. INCORPORATION OF PRIOR AGREEMENTS: AMENDMENTS

This Lease contains all agreements of the parties with respect to any matter mentioned herein. No prior agreement or understanding pertaining to any such matter shall be effective. This Lease may be modified in writing only, signed by the parties in interest at the time of the modification.

44. REVISION

Landlord and Tenant agree that the plot plan attached hereto as Exhibit "A" is preliminary and that prior to the commencement of the term hereof, Landlord may revise that plot plan and change the location of Tenant's Premises; provided however, the location of Tenant's Premises shall be subject to Tenant's approval. In the event Tenant does not approve said relocation, Tenant may cancel this Lease, in which event any security deposit or prepaid rent by Tenant shall be refunded.

45. CORPORATE AUTHORITY

If Tenant is a corporation, each individual executing this Lease on behalf of said corporation represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said corporation in accordance with a duly adopted resolution of the Board of Directors of said corporation, or in accordance with its terms. If Tenant is a corporation, Tenant shall, within 30 days after execution of this Lease, deliver to Landlord a certified copy of a resolution of the Board of Directors of said corporation, authorizing or ratifying the execution of this Lease. Each individual executing this Lease on behalf of said corporation shall concurrently, with the execution of this Lease, execute a personal guaranty of said Lease.

~~46. CONDITIONS PRECEDENT~~

~~Landlord's obligations under this Lease are expressly conditioned upon the fulfillment of the following conditions precedent (a) Landlord obtaining a commitment from an institutional lender for financing of the construction of the shopping center which is acceptable to Landlord; (c) Landlord exercising its~~

INITIAL HERE

~~option to purchase the premises which it presently owns and which expires ____________ (c) Landlord obtaining marketable title to the premises~~ pursuant to the terms of its option agreement with the current owner of the real property, and (d) ~~Landlord obtaining a building permit on terms and conditions satisfactory to Landlord for the construction of the premises. In the event that any of~~ all of the conditions precedent set forth above are not fulfilled and satisfied, Landlord shall ~~have no obligation, duty or~~ liability to Tenant under the terms of this Lease and both parties hereto shall have the right, without liability therefor, to ~~terminate said Lease by written notice to the other.~~

47. MERCHANT'S ASSOCIATION

~~If a majority in number of the tenants in the shopping center shall determine that it is in the best interests of the shopping center, Tenant will become a~~ member, and participate fully in, and remain in good standing, in the Merchant's Association (as soon as the same has ~~been formed/organized~~ for tenants occupying premises in the shopping center, and Tenant will abide by the regulations of such association. ~~It is acknowledged~~ that the by-laws of any such association shall give the Landlord the right to stop any act contemplated by ~~the association~~ which, in the Landlord's sole and exclusive discretion is determined to be detrimental to the shopping center and ~~to the Landlord's~~ interest in the shopping center. The object of such an association shall be to encourage its members to deal fairly ~~and courteously~~ with their customers, to encourage ethical business practices and to maximize the gross revenue of the members by ~~sale promotion~~ and center-wide advertising. Tenants agree to pay minimum dues to the Merchant's Association as agreed upon by the members ~~themselves. Default in the payment of any dues to the Merchant's Association shall constitute a default in rent hereunder.~~

48. LAWS GOVERNING

The laws of the State in which the demised Premises are located shall govern the validity, performance and enforcement of all the terms of this Lease.

49. MISCELLANEOUS

(a) The submission of this document for examination and negotiation does not constitute an offer to lease, or a reservation of, or option for, the Premises; this document becomes effective and binding only upon execution and delivery hereof by Tenant and Landlord. No act or omission of any employee or agent of Landlord or of Landlord's broker shall alter, change or modify any of the provisions hereof.

(b) Tenant shall hold Landlord harmless from all damages (including attorney's fees and costs) resulting from any claims that may be asserted against Landlord by any broker, finder, or other person with whom Tenant has or purportedly has dealt, except the agent for the Premises duly appointed by Landlord.

(c) Tenant acknowledges and agrees that this Lease is subject to the approval of Landlord's lenders, and Tenant hereby agrees to make such reasonable modifications of this Lease as shall be required by Landlord's lenders, so long as such modifications shall not affect the Rent hereunder or the term hereof, ~~and apply~~ to the security of Landlord's lenders.

50. BROKER REPRESENTATION

It is hereby understood that CDC Commercial represents the Landlord and/no the Tenant. Tenant should consult with his attorney prior to execution of this Lease. INITIAL

51. LATE CHARGES

Tenant hereby acknowledges that late payment by Tenant to Landlord of rent and other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to processing and accounting charges, and late charges which may be imposed on Landlord by the terms of any mortgage or trust deed covering the premises. Accordingly, if any installment of rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within ten (10) days after such amount shall be due, Tenant shall pay to Landlord a late charge equal to six percent (6%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payments by Tenant. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

Prime Properties, LLC

By [signature]
Cheng-Chie Lee

By ____________
~~James Cheng-Wen Lee~~

"LANDLORD"

[signature] Frank J. Mercardante CEO
Southwest Community Bank, a California Commercial Bank

[signature] Stuart F. McFarland EVP

"TENANT"

Landlord's address:
23679 Calabasas Rd., Suite 206
Calabasa, CA 91302

Tenant's Address:
277 N. El Camino Real
Encinitas, CA 92024



EXHIBIT A

GLA: 108,058
PARKING: 654



TULIP STREET
PETCO
24
22,800 sq. ft.
ESCONDIDO CREEK
VALLEY PARKWAY
FAST FOOD
3,300 sq. ft.
8
5,500 sq. ft.
CIRCUIT CITY
28,600 sq. ft.
SITE
INTERSTATE 15
1146 West Valley Parkway
LESSOR INITIAL
CL.
LESSEE INITIAL

EXHIBIT B

Landlord shall deliver the premises in "as is" condition with the exception that the heating, ventilation and air condition (HVAC), electrical and plumbing and roof shall be in good working order at time of possession. Tenant shall have sixty (60) days from possession to notify Landlord of any unacceptable condition.

TENANT'S INITIALS ____________

LANDLORD'S INITIALS C. L.

Exhibit "D"

20'-0" FRONTAGE
16'-0" MAX
STORE NAME
INDIVIDUAL PAN CHANNEL LETTERS
SECTION (TYP) BLDG 2
24 GA. SH/M.
3/4" BLACK T.C.
3/16" PLEX
15MM 6500 WHITE 30 MA

TYPICAL ELEVATION (BLDG 2) 1/4"=1'-0"

SIGN CRITERIA

INDIVIDUAL INT. ILLUM. PAN CHANNEL LETTERS, 24 GA. SH/M, PAINT INSIDE WHITE OUTSIDE BLACK

3/16" PLEX FACES W/ 3/4" BLACK TRIMCAP. ILLUM BY TWO WHITE NEON TUBES 15MM. 6500 30 MA

MAX. LENGTH ALLOWABLE IS 11'-6" FOR 15'-0" FRONT. 16'-0" FOR 20'-0" FRONT & 18'-0" FOR 25'-0" FRONT. LETTER STYLE & COLOR OPEN, BUT SUBJECT TO APPROVAL. MAX. HEIGHT 18"

ALL SIGNS DESIGN, COLOR, COPY TO BE SUBJECT TO WRITTEN APPROVAL OF LANDLORD

LANDLORD C.L. TENANT

CONTACT: HOWARD HOUGH OR BILL PORTER TEL: 563-1263

Avanti CREATIVE SIGNS

SALESMAN	TITLE
HOWARD HOUGH BILL DISNER	PLAZA LAS PALMAS



INITIAL HERE
C.L.

ADDENDUM 1
OPTION

Attached to and made a part of a Lease dated November 8, 1999 between Prime Properties, LLC as Landlord, and Southwest Community Bank, a California Commercial Bank, as Tenant, covering the Premises commonly known as 1146 W. Valley Parkway, Escondido, CA.

Landlord grants Tenant two (2) five (5) year options (the "Option") to extend the Term of the Lease (the Extended Term). The options are contingent upon and granted on the following terms and conditions:

(i) Tenant shall exercise the Option by delivering written notice to Landlord or such exercise not later than one hundred eighty (180) days prior to the expiration of the Term.

(ii) Tenant shall not be in default of the Lease on the date the Option is exercised and Tenant shall not be in default of the Lease on the commencement date of the Extended Term.

(iii) Furthermore, Tenant shall not have been in default of the terms of the Lease more than once during the Lease term (as evidenced by a three (3) day notice to quit).

(iv) All terms and conditions of the Lease shall remain in full force and effect, except as follows:

(a) The initial Minimum Rent (as defined in Section 4.1 of the Lease) shall be the then prevailing rent for comparable space in the Center; provided further, however, that if there is no space in the Center comparable to the Premises, the new Minimum Rent shall be increased or decreased to take into consideration the greater or lesser desirability of the Premises. If Landlord and Tenant cannot agree upon the new Minimum Rent within 45 days after Landlord's receipt of notice of Tenant's exercise of the option, Landlord and Tenant, at their respective expense, each shall select an independent MAI appraiser within 10 days to determine the new Minimum Rent. Within fifteen (15) calendar days after their selection, each appraiser shall cause a rental survey to be prepared and delivered to the Landlord and Tenant. In addition to the supporting information and documentation, this rental survey shall have a single estimate of the then prevailing fixed minimum monthly rent for the Premises. IF the prevailing fixed minimum monthly rental amount differs between the two estimates provided by the MAI appraisers then the prevailing fixed minimum monthly rent shall be considered to be an average of both fixed minimum monthly rent estimates provided by the appraisers.

(b) The Security Deposit required by Section 6 of the Lease shall be increased to an amount equal to one month of the new Minimum Rent by no later than the commencement date of the Extended Term.

(c) During the term of the option period, the minimum rent shall be subject to adjustment at the commencement of the second year of the term and every one (1) year thereafter, as set forth below.

The base for computing the adjustment is the Consumer Price Index, All Urban Consumers (All Items) for the U.S. City Average, published by the United States Department of Labor ("Index), which is published for the month nearest the date of the commencement of the term ("Beginning Index"). If the Index published nearest the


CL.

Adjustment Date has increased over the Beginning Index, the minimum monthly rent for the following year until the next rent adjustment shall be set by multiplying the minimum monthly rent set forth in Paragraph 4.1 by the percentage of increase of the Index, at the date of increase, over the beginning Index. For example: Beginning Index is 250; at the date of increase the Index is 350; the difference is 100. 100 ÷ 250 = 40 or 40% increase in rent. In no event shall rent be increased greater than eight percent (8%) in any one (1) year during the option terms.

If the Index is changed so that the base year differs from the month immediately preceding the month in which the term commences, the Index shall be converted in accordance with the conversion factor published by the United States Department of Labor. If the Index is discontinued or revised during the term, such other government Index or computation with which it is replaced shall be used in order to obtain substantially the same result as would be obtained if the Index had not been discontinued or revised.

d. It is hereby understood and agreed that in the event Tenant elects to exercise its option to renew hereunder, the Premises will be accepted by Tenant on an "as is" basis and Landlord shall have no obligations to perform any work there.

e. This option to renew is given to the Tenant only on condition that it shall not be assigned, mortgaged, or encumbered by the Tenant, nor shall it pass by any assignment or subletting of this Lease which may be permitted by the Landlord or provided in this Lease, by law or otherwise, and upon such assignment or subletting of this Lease, the aforesaid option shall automatically become null and void.

TENANT INITIALS: ______

LANDLORD'S INITIALS: C. L.

ADDENDUM 2

Attached to and made a part of a Lease dated November 8, 1999, Prime Properties, LLC, as Landlord, and Southwest Community Bank, a California Commercial Bank, as Tenant, covering the Premises commonly known as 1146 W. Valley Parkway, Escondido, CA.

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1. This Lease shall be contingent upon Tenant receiving FDIC and Department of Financial Institution approval by December 15, 1999. If Landlord does not receive written notice of cancellation by 5:00 PM, December 15, 1999, receipt return requested, then this contingency shall be presumed to be waived and the Lease will be in full force and effect.

2. Landlord shall be responsible for compliance with Americans with Disabilities Act (ADA) within the common areas of the parking lot. Tenant shall be responsible for compliance with ADA within the Premises.

3. Tenant shall have the right to terminate the Lease if possession is not granted by February 28, 2000. After February 28, 2000, Tenant may give Landlord 10 days written notice, return receipt requested, to cancel the Lease. If Tenant takes possession of the Premises then this right to terminate is cancelled.

TENANT'S INITIALS ______

LANDLORD'S INITIALS C.L.

ADDENDUM 3

Attached to and made a part of a Lease dated November 8, 1999, Prime Properties, LLC, as Landlord, and Southwest Community Bank, a California Commercial Bank, as Tenant, covering the Premises commonly known as 1146 W. Valley Parkway, Escondido, CA.

---

1. Keys were delivered to Southwest Community Bank's representative on Monday, February 28, 2000. The above-referenced Lease shall commence per Section 3 of the Lease on February 28, 2000.

2. Tenant agrees to accept the Premises "as is" with the existing alteration including, but not limiting to the partition walls, the counters, and the room that has the openings for the ATM machine and the deposit slot. Furthermore, Tenant agrees to restore the Premises to its original condition as shown on Exhibit F, attached hereto, prior to the Lease termination per Section 13 of the Lease.

APPROVED AND ACCEPTED:

LANDLORD	**TENANT**
PRIME PROPERTIES, LLC.	**SOUTHWEST COMMUNITY BANK, A CALIFORNIA COMMERCIAL BANK.**
By:	**By:**
Cheng-Chie Lee, President	**Steve Ahlquist, Senior V.P.**
Date: 2-28-00	**Date:** 2-28-00

LEASE

THIS LEASE, made and entered into this 23rd day of May, 2000

by and between Terra West Investment Company, a general partnership

(hereinafter called "LESSOR"), and Southwest Community Bank

(hereinafter called "LESSEE").

For and in consideration of the covenants and agreements hereinafter set forth to be kept and performed by Lessee, Lessor hereby demises and leases to Lessee and Lessee does hereby take, accept and hire from Lessor the premises hereinafter described for the period, at the rental and subject to and upon the terms and conditions set forth as follows:

1. DEMISED PREMISES. The demised premises are located in the City or unincorporated area of El Cajon, County of San Diego, State of California.

The street address is: 1235 Avocado Blvd., El Cajon CA.
The demised premises ~~shall have a frontage of approximately ______ feet (said measurement being from the center partition or from the exterior of the store unit wall if on an end of a building) and a depth of approximately ______ feet (outside dimensions) and~~ shall contain approximately 3,500 square feet. The demised premises comprise a portion of a shopping center development, which such shopping center development is referred to hereinafter and throughout this Lease as the "Shopping Center" and which is now devoted to or is being developed for the purpose of a shopping center. The shopping center is described in Exhibit B attached hereto and made a part hereof. Lessee agrees that Lessor may, at any time and from time to time, add additional property and improvements to the Shopping Center and that the tenants and uses for the building areas shown on Exhibit A attached hereto and made a part hereof (except for the area leased to Lessee) are subject to change at any time at Lessor's sole discretion. Lessor tenders possession of the premises to Lessee in the condition required by Exhibit "C".

2. TERM. The term of this Lease shall commence on the date ~~hereof~~ and shall end at the expiration of ~~the One Hundred Twen~~tieth (120) full calendar month following the "Rent Commencement Date" defined below.

3. PAYMENT OF RENTS. Lessee hereby covenants and agrees to pay rent to Lessor, which said rent shall be in the form of "fixed minimum rent", "tax on rents", "~~percentage rent~~" (if any) and all other amounts which Lessee is obligated to pay or reimburse Lessor pursuant to this Lease, all as hereinafter provided. The payment of said fixed minimum rent shall begin ~~on the earlier to occur of (a) the date Lessee opens for business in the leased premises or (b)~~ One Hundred Twenty) days following the date ~~of this Lease~~ (such ~~earlier~~ date shall constitute the "Rent Commencement Date"). Said rent shall be paid at the office of Lessor, at the location indicated in Article 12 herein, or at such other place as may be designated in writing from time to time by Lessor. Lessor tenders possession of the premises to Lessee in the condition required by Exhibit "C" attached hereto and made a part hereof

4. FIXED MINIMUM RENT. Lessee shall pay to Lessor for each and every lease year of the lease term, a fixed minimum rent of Fifty Thousand and Four Hundred and 00/100 Dollars ($50,400.00) payable in twelve (12) equal installments, one such installment in advance on the first day of each and every month during the term of this Lease. Should the Rent Commencement Date commence on a day other than the first day of a month the first monthly installment of $4,200.00 of fixed minimum rent shall be prorated on a thirty (30) day basis and shall be paid on the Rent Commencement Date. On the first day ~~of January~~ of the ~~calendar~~ lease year immediately following the year in which the lease term commences, the annual fixed minimum rent shall be increased [1.] ~~in the same proportion that the cost of living has increased between the beginning of such calendar year and the month during which the lease term commenced.~~ On each successive ~~January 1~~ lease year thereafter the annual fixed minimum rent shall be increased in the same proportion that the cost of living has increased during the ~~calendar~~ lease year immediately preceding the applicable adjustment. The cost of living shall be determined by the Consumer Price Index (CPI-W) of the Bureau of Labor Statistics of the United States Government [2.] based on all items in the area in which the demised premises are located (the "Index"). If the Index ceases to be published, then the parties shall agree on another method or index for determining the cost of living increases. If the parties fail to agree, the method of determining the cost of living increases shall be established by arbitration according to the laws of the State in which the demised premises are located. To determine the cost of living at the beginning of any calendar year, the Index published nearest but prior to January of such year shall be used. To determine the cost of living for the month in which the lease term commenced the Index published nearest but prior to the commencement date of the lease term shall be used. In no event shall the fixed minimum rent ever be decreased by reason of a decrease in the cost of living.

5. PAYMENT OF CERTAIN COSTS, FEES AND EXPENSES. Commencing on the Rent Commencement Date, Lessee agrees to pay to Lessor monthly in advance the sum of Twenty-eight ($.28) cents per square foot of building area in the demised premises towards payment of Lessee's share of the amounts payable by Lessee to Lessor pursuant to Paragraphs Nine, Eleven, Nineteen and Twenty of the General Provisions attached to this Lease. If the date upon which Lessee is obligated to commence paying such amount occurs other than on the first day of a calendar month, said sum shall be prorated on a thirty day basis and paid on the date upon which Lessee is obligated to commence paying such amount. An adjustment shall be made after the end of each calendar year. If the total of Lessee's monthly payments exceeds Lessee's share of the amounts Lessee is obligated to pay, as the same is ultimately calculated after the end of each calendar year, the excess shall be credited against the next maturing installment(s) owed by Lessee. If the total of Lessee's payments for the calendar year is less than Lessee's share for the calendar year, Lessee shall promptly pay Lessor the difference. Lessor may increase said advance figure for any calendar year to a figure based on the costs of the previous year. At any time, and from time to time, Lessor may elect to make the adjustments provided for above on a fiscal year basis (which fiscal year may be designated by Lessor) rather than a calendar year basis. [3.]

6. TAX ON RENTS. Lessee shall further pay to Lessor and all excise, privilege, rental and other taxes, levied or assessed by any governmental authority upon or measured by the rent under this Lease. Such tax shall be paid by Lessee whether or not it comprises a portion of any real property tax or taxes or real property tax bills. Nothing contained herein shall be construed to require Lessee to pay any estate, gift,

1. to $54,600.00, payable in twelve (12) equal installments.
2. In no event shall any single increase be less than 3% nor greater than 5% above The Fixed Minimum Rent in effect immediately prior to the applicable adjustment.
3. Tenant will have the right to examine the books and records of Landlord that pertain to Common Area costs within 180 days after receiving Landlord's yearly statement. Tenant will examine said books and records at Lessor's office, by giving reasonable notice, and without unreasonable disruption to Lessor.

inheritance or net income tax of Lessor.

7. **PERCENTAGE RENT.** ~~In addition to the fixed minimum rent and for the purpose of providing adequate rental to Lessor for~~ Lessee's use and occupancy of the demised premises, ~~Lessee shall pay as percentage rent~~ the amount, if any, by which __________ ~~percent (__________%) of gross sales (as hereinafter defined) in each calendar month exceeds the minimum rent for the same month.~~

8. **STATEMENTS BY LESSEE.** ~~Lessee shall prepare and deliver to Lessor within thirty (30) days after the end of each calendar month~~ during the lease year, at the place where rent is then required to be paid hereunder, a written statement, signed by Lessee's ~~duly authorized~~ officer or representative, showing in reasonable detail the elements and amount of gross sales during the ~~preceding calendar~~ month or fraction thereof. With said statement for each month, Lessee shall pay to Lessor the amount, ~~if any, of percentage~~ rent due for such month. Lessee shall further prepare and deliver to Lessor on or before the thirtieth (30th) ~~day~~ following the end of each lease year during the term of this Lease and on or before the thirtieth (30th) day after ~~the end of the term~~ of this Lease, at the place where rent is then required to be paid hereunder, a complete, audited annual statement, ~~prepared~~ by a certified public accountant and signed by Lessee's duly authorized officer or representative, showing ~~in reasonable detail the elements and amounts of gross sales during the preceding lease year of fraction thereof.~~

9. **USE OF PREMISES**. Lessee shall continuously occupy and use the demised premises only for A full service banking facility.

The premises shall be occupied and used under the following trade name only: Southwest Community Bank.

10. **RESTRICTIONS ON USE**. Lessee shall not use or permit the demised premises to be used for any purpose other than as that set forth in Article 9 above, and further covenants and agrees to execute and comply promptly with all statutes, ordinances, rules, orders and regulations of federal, state, county and city governments regulating the use by Lessee of the demised premises. Lessee will not use, or permit the use of the premises, in any such manner that will tend to create a nuisance or tend to unnecessarily disturb other tenants or occupants of the Shopping Center or tend to injure the reputation of the Shopping Center. The restrictions set forth in this paragraph shall extend to all agents and employees of the Lessee. The demised premises shall not be used for the conduct or advertising of an auction sale, a bankruptcy sale, a "fire" sale, a "going out of business sale", a "continuous" sale, or any sale similar to the foregoing. Lessee shall not place, display or sell merchandise or other things outside the building on the demised premises or on the sidewalks or on the other common areas. Lessee shall not install, use or authorize any amplifiers or similar devices, or install, use or authorize in, on or about the demised premises any advertising medium that may be heard or seen outside the demised premises, such as flashing lights, search lights, handbills, loudspeakers, phonograph or broadcasts, balloons, banners, nor shall Lessee make any penetration of use of the roof.

Except as expressly permitted in Article 9 above, No portion of the leased premises shall be used for (a) the handling or sale of groceries, meats, meat products, poultry, fish, fruits, vegetables, delicatessen products, bakery products, dairy products, food items (whether prepared, unprepared or otherwise) or as a food market or food supermarket, (b) the purpose of conducting the business of a ~~bank, trust company~~, escrow company, ~~finance company, savings and loan association, thrift and loan association or other financial institution,~~ (c) the sale or handling of beer, wine or alcoholic beverages, (d) a drive-in, drive-through, take-out or sit-down restaurant, beer bar, billiard parlor, discotheque, take-out hamburger stand, coffee shop or place of amusement, recreation or entertainment, (e) variety store, (f) a department store, junior department store or discount store, (g) a theatre, (h) a laundromat, (i) handling or sale of clothing, (j) the handling or sale of footwear, (k) the handling or sale of gasoline, petroleum products, tires or automobiles accessories (l) a beauty shop, beauty college, barber shop or barber college, (m) handling or sale of wigs or hair pieces, (n) a massage parlor or adult book store, health, exercise, body-building shop or gymnasium, (o) a dry cleaning establishment, (p) a drug store and/or prescription pharmacy, and/or the sale or handling of any items of merchandise which under law, rule, regulation or order promulgated by a competent governmental authority must be sold by, or in the presence of a registered pharmacist, (q) reading room, (r) delicatessen, (s) any place of instruction or training, (t) a travel agency or (u) an optical center and/or establishment selling prescription glasses and/or contact lenses.

except as an incidental part of the operation of a bank

If Lessee violates any of the provisions of this Article, Lessor may (a) cancel this Lease by giving three (3) days written notice to Lessee, or (b) without cancelling the Lease, enter upon the leased premises and use such force as is reasonably necessary to stop such violation and/or (c) may pursue any other remedy available at law or equity. The enumeration in this paragraph does not directly or by implication permit use or occupancy of the leased premises for any purpose other than as specifically provided in Article 9 of this Lease.

11. **RIGHTS OF LENDERS**. Notwithstanding anything to the contrary in this Lease, Lessor shall not be in default under any provision of this Lease unless written notice specifying such default is mailed to Lessor and to all mortgagees and/or trust deed holders of which Lessee has, prior to such notice, been notified in writing. Lessee agrees that any such mortgagee or trust deed holder shall have the right to cure such default on behalf of Lessor within thirty calendar days after receipt of such notice unless such default is not curable within thirty (30) days, in which event such mortgagee or trust deed holder shall have such additional time as may be necessary to cure such default. Lessee further agrees not to invoke any of its remedies under this Lease until said thirty days have elapsed, or during any period that such mortgagee or trust deed holder is proceeding to cure such default with due diligence, or is taking steps with due diligence to obtain the legal right to enter the Shopping Center or the demised premises to cure the default.

12. **NOTICE**. Whenever under this Lease a provision is made for any demand, notice or declaration of any kind or where it is deemed desirable or necessary by either party to give or serve any such notice, demand or declaration to the other, it shall be in writing and either personally served or sent by United States registered or certified mail, return receipt requested, with postage prepaid, addressed to Lessee and Lessor as follows:



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TO LESSOR:	TO LESSEE: Frank Mercardante
559 SOUTH PALM CANYON DRIVE, SUITE B-212, POST	Southwest Community Bank
OFFICE BOX 8600, PALM SPRINGS, CALIFORNIA	277 N. El Camino Real
92263 (760) 320-2171	~~P.O. Box 231067~~
	Encinitas, CA 92024

or to the demised premises;

and either party may by like notice at any time and from time to time designate a different address to which notice shall be sent. Such notices, demands or declarations shall be deemed sufficiently served or given for all purposes hereunder when personally served or two business days after deposit in the United States Mail as registered or certified mail, addressed as aforesaid. If either party changes its address without notifying the other as provided above, then notices sent through the United States Mail as provided above shall conclusively be deemed received two business days after deposit thereof in the United States Mail addressed as aforesaid regardless of the fact the party giving such notice, demand or declaration knows or has reason to believe that the party to whom notice is being sent is no longer at such address.

13. AGREEMENTS IN WRITING. IT IS UNDERSTOOD THAT THERE ARE NO ORAL AGREEMENTS BETWEEN THE PARTIES HERETO AFFECTING THIS LEASE AND THIS LEASE SUPERSEDES AND CANCELS ANY AND ALL PREVIOUS NEGOTIATIONS, ARRANGEMENTS, BROCHURES, AGREEMENTS AND UNDERSTANDINGS, IF ANY, BETWEEN THE PARTIES HERETO AND THEIR AGENTS AND REPRESENTATIVES, OR DISPLAYED BY LESSOR WITH RESPECT TO THE SUBJECT MATTER THEREOF, AND NONE SHALL BE USED TO INTERPRET OR CONSTRUE THIS LEASE. IT IS FURTHER AGREED BY AND BETWEEN THE PARTIES HERETO THAT THERE SHALL BE NO MODIFICATION OR AMENDMENT OF THIS LEASE, EXCEPT AS MAY BE EXECUTED IN WRITING BETWEEN THE PARTIES HERETO.

IT IS FURTHER UNDERSTOOD BY LESSEE THAT LESSOR MAY NOT NOW OR IN THE FUTURE OWN ALL OF THE SHOPPING CENTER IN WHICH THE LEASED PREMISES ARE LOCATED. LESSEE AGREES NOT TO CANCEL ITS LEASE, REDUCE OR ABATE ITS RENTS OR PURSUE ANY OTHER REMEDIES UNDER THIS LEASE FOR ANY VIOLATION OF THIS LEASE OCCURRING BY VIRTUE OF ANY ACT OR OMISSION ON OR WITH RESPECT TO PROPERTY NOT OWNED BY LESSOR.

14. **AMOUNT OF DEPOSIT.** Lessee, contemporaneously with the execution of this Lease, has deposited with Lessor the sum of Four Thousand Two Hundred and 00/100. Dollars ($ 4,200.00), receipt of which is hereby acknowledged by Lessor. Said deposit shall be held by Lessor, without liability for interest, as security for the faithful performance by Lessee of all the terms, covenants and conditions of this Lease by said Lessee to be kept and performed during the term hereof. If at any time during the term of this Lease, any of the rent herein reserved shall be overdue and unpaid, or any other sum payable by Lessee to Lessor hereunder shall be overdue and unpaid then an amount reasonably necessary to cure such default shall immediately and automatically, without any further action on the part of Lessor, be appropriated and become the property of Lessor for the purpose of curing such default, unless Lessor irrevocably elects, in writing, not to have such portion of the deposit be applied as provided herein. Lessee shall redeposit with Lessor an amount equal to that sum so appropriated and applied. Lessor may also apply the deposit or any portion thereof toward the cost of repairing any damage to the walls, floors, ceilings, roof, the exterior sign facia or other portions of the demised premises caused by nails, screws or other attachments or by act or neglect of Lessee or Lessee's employees, invitees or customers. Said deposit does not constitute first and/or last months rent or any part thereof.

15. **MATTERS IN EXISTENCE.** Lessee agrees that this Lease is, and shall be, subject and subordinate to all matters in existence, whether of record or otherwise, as now or hereafter modified or amended, and further agrees to be bound by and not to violate any of the provisions of said matters and the provisions contained therein or in any present or future modification or amendment thereof.

16. That certain document entitled "General Provisions" attached hereto is hereby incorporated herein and made a part hereof with the same force and effect as though set out in full in this Lease.

17. Exhibit "C" outlining Landlord's construction is attached hereto and made a part hereof.

18. Lessor's sign criteria is attached hereto and made a part hereof.

19. An addendum is attached hereto and made a part hereof.

20. A first option addendum and a second option addendum are attached hereto and made a part hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Lease.



BY ______________________ "LESSOR"

BY ______________________ "LESSEE"

BY ______________________ "LESSEE"

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GENERAL PROVISIONS

PARAGRAPH ONE. LEASE YEAR.

The first lease year of the term of this Lease shall be the consecutive twelve (12) month period commencing with the first day of the month during which the Rent Commencement Date occurs. The other lease years of the term hereof shall be the several successive consecutive twelve (12) month periods of such term, each such lease year commencing on the anniversary date of the commencement of the first lease year.

PARAGRAPH ~~TWO. GROSS SALES.~~

~~The term "gross sales" as used in this Lease shall mean the total of: (a) all sales made in or upon orders placed at, or completed by~~ delivery in, through or from the demised premises; (b) all charges made for services rendered in or from or upon orders placed at the demised premises, and (c) all sales and charges made in connection with business transacted, in whole or in part in, upon or from the demised premises. Gross sales shall include sales and charges made for cash or upon credit, or partly for cash and partly for credit, without regard to whether or not collection is made of the amounts for which credit is given and shall also include: (i) sales and charges, whether made by Lessee or any other occupant or occupants of the demised premises or some part or part thereof; and (ii) sales made by means of mechanical or other vending machine, in, at or on the demised premises. Each sale, charge or business transaction upon installment or contract therefor shall be treated as a gross sale for the full price or charge in the month during which such charge or contract is made. During the term of this Lease, if Lessee or any officer, director, principal shareholder, parent or sister corporation or subsidiary of Lessee, or any partner (general or limited) in Lessee, or any other entity related to Lessee shall directly or indirectly own, operate or become financially interested in any business or additional store, including a department or concession in another mall or store, which is conducted under the same or substantially the same name as the premises, or which is similar to or in competition with the business to be conducted in the premises, within a radius of five (5) miles from the outside boundary of the shopping center, then the gross sales with respect to any such business or businesses within said radius shall be included in the gross sales made from the premises for the purposes of calculating percentage rent. If any such business is conducted within said radius, Lessee shall furnish Lessor certified statements of the gross sales therefrom in accordance with the Article entitled "Statements by Lessee" in this Lease.

PARAGRAPH THREE. EXCLUSIONS FROM GROSS SALES.

Gross sales exclude delivery charges; refunds for merchandise returned; sales canceled; allowances or adjustments granted to customers; transfers of merchandise from the demised premises to any other store or stores, warehouse or warehouses of Lessee; merchandise returned to vendors; sales, excise and any other taxes which are added to the selling price of merchandise and paid for by the customer.

PARAGRAPH FOUR. RECORDS.

Lessee shall keep full and complete records and books of account reflecting all sales or business transacted in, on or from the demised premises, in order to enable Lessor to ascertain the percentage rental due it hereunder. Lessee shall install a cash register on which all sales in, on or from the demised premises shall be recorded. The Lessor, or its duly authorized representatives, shall have access thereto at all reasonable times for the purposes of examining the same, and if Lessor elects, of auditing the same, in the manner hereinafter provided. Upon not less than five (5) days notice from Lessor, Lessee shall make its records and books of account available for examination and/or audit by Lessor at the premises or other location within the State of California. Each time Lessee furnishes a sales tax report to any governmental authority, Lessee shall concurrently send a copy of such report to Lessor.

PARAGRAPH FIVE. SPECIAL AUDIT AND FAILURE TO FURNISH STATEMENTS.

In the event Lessor is not satisfied with any statement of gross sales submitted by Lessee, pursuant to the terms of this Lease, Lessor shall have the right to have a certified public accountant selected by Lessor commence a special audit of Lessee's books and records pertaining to gross sales. Lessee agrees to pay on demand any deficiency in percentage rent shown to be due by such audit plus interest thereon at the maximum legal rate from the original due date until paid. If the amount of gross sales for such period is determined by such audit to be understated by more than two percent (2%) of the amount shown by such statement, Lessee shall pay for the cost of the audit; otherwise, the cost thereof shall be paid by Lessor. If Lessee shall fail to prepare and deliver, within the time specified in this Lease, any of the statements of gross sales required by the terms of this Lease, Lessor may elect to treat such failure as a breach of this Lease, entitling Lessor to terminate this Lease or Lessee's right to possession of the premises or both, but only after Lessor has given to Lessee twenty (20) days notice. Lessor may also, or in the alternate, elect to make an audit of all books and records of Lessee including Lessee's bank accounts, which in any way pertain to or show gross sales, and to prepare the statement or statements which Lessee has failed to prepare and deliver. Such audit shall be made and such statement or statements shall be prepared by a certified public accountant selected by Lessor. The statement or statements so prepared shall be conclusive on Lessee, and Lessee shall pay on demand all expenses of such audit and of the preparation of any such statements and all sums as may be shown by such audit to be due as percentage rent plus interest thereon at the maximum legal rate from the ~~original due date until paid.~~

PARAGRAPH SIX. RENT ADJUSTMENTS FOR FINANCING.

~~The amount of annual fixed minimum rental to be paid by Lessee is conditioned upon the annual rate of interest paid by Lessor on~~ any financing secured by the land and/or improvements of which the demised premises are a part remaining ~~unchanged~~ during the term hereof. In the event said annual rate(s) of interest paid by Lessor on any such ~~financing increase at~~ any time during the term hereof, the fixed minimum rent shall be increased (in addition to other ~~increases provided~~ herein) by application of the following formula; the annual fixed minimum rent, as the same ~~may have been~~ increased from time to time in accordance with this provision and other provisions in this Lease, shall be divided ~~by the annual rate of interest which Lessor paid on its financing immediately prior to the time when said rate was last increased. The result-~~



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~~shall hereafter be referred to as the "capitalized rent value". The capitalized rent value shall be multiplied by the increased annual rate of interest then charged on Lessor's financing. The result shall constitute the revised annual fixed minimum rent which shall be paid in advance in equal monthly installments.~~

PARAGRAPH SEVEN. INSTALLATION OF FIXTURES.

It is mutually agreed that Lessee may not enter upon the demised premises prior to the date the Lessor tenders possession of the demised premises to the Lessee for the purpose of installing trade fixtures and furnishings or for any other purpose, except that Lessee may have temporary access from time to time to measure the space and allow Lessee's space planner to confirm existing conditions.

PARAGRAPH EIGHT. COMMON AREAS.

Lessor shall make available at all times during the term of this Lease on such portion of the property described in Exhibit "B" as Lessor shall from time to time designate or relocate as appurtenant to or constituting a part of the Shopping Center, such common areas (as the term "common areas" is hereinafter defined) as Lessor shall from time to time deem appropriate. Lessee shall have the non-exclusive right during the term of this Lease to use the common areas for itself, its employees, agents, customers, invitees and licensees.

All common areas shall be subject to the exclusive control and management of Lessor or such other persons or nominees as Lessor may have delegated or assigned to exercise such management or control, in whole or part, in Lessor's place and stead, and Lessor and Lessor's nominees and assignees shall have the right to establish, modify, amend and enforce reasonable rules and regulations with respect to the common areas, including, without limitation, the right to adopt a validation system and/or to charge a fee to customers, employees, and invitees using the common area and including the right to establish or designate limited time parking areas or parking areas which may be used only by designated tenants and their customers and further including the right to establish handicapped parking areas. Lessee agrees to abide by and conform with such rules and regulations; to cause its concessionaires, and its and their employees and agents, so to abide and conform; and to use its best efforts to cause its customers, invitees and licensees so to abide and conform.

Lessor shall have the right to close, if necessary, all or any portion of the common areas to such extent as may in the opinion of Lessor or Lessor's counsel be legally necessary to prevent a dedication thereof or the accrual of any rights of any person or of the public therein; to close temporarily all or any portion of the common areas to discourage non-customer use; to use portions of the common areas while engaged in making improvements or repairs or alterations to the Shopping Center, and to do and perform such other acts in, to, and with respect to, the common areas as in the use of good business judgment Lessor shall determine to be appropriate for the Shopping Center.

Lessor shall have the unqualified right to increase or reduce the common areas, to increase or reduce the building areas (except the building area of the demised premises) shown on Exhibit A and to rearrange the parking spaces and improvements on the common areas. 1.

Lessee agrees that it and its concessionaires and their respective officers, agents, employees, vendors, suppliers and other independent contractors will use such access roads and will operate trucks and trailers in delivering merchandise to and from the demised premises upon and over such access roads as are designated therefor by Lessor as a means of ingress to and egress from the demised premises. The use of such access roads, as above provided, by Lessee, its concessionaires and their respective officers, agents, employees, vendors, suppliers and other independent contractors, shall be subject to the rules and regulations established by Lessor with respect to the use therefor and the operation of trucks, trailers and other vehicles traveling over and upon the said roads.

All automobiles, trucks and other vehicles of Lessee or of any concessionaires shall be parked only where and as permitted by Lessor from time to time and the officers, agents and employees of Lessee or of any concessionaires shall park their vehicles only in such place or in such particular area as may be designated by Lessor as employee parking areas. In addition, Lessor may prohibit Lessee and Lessee's employees from parking within the common area. Lessee agrees that, when and if requested by Lessor so to do, Lessee will furnish Lessor with the license numbers of the vehicles of Lessee and its concessionaires and their respective officers, agents and employees, and will use its best efforts to require its employees to park in the employee parking areas.

PARAGRAPH NINE. PRORATA COMMON AREA CHARGES AND OTHER FEES.

Lessee shall pay to Lessor, within thirty (30) days of each statement from Lessor, Lessee's prorata share of the common area maintenance and expenses including but not limited to, cleaning, sweeping, refuse removal, striping, repairs, alterations, replacements, demolition 2. and removal, additions (whether such additions or replacements could be considered capital improvements or otherwise), light standards and lights, policing, landscaping, gardening, music and/or sound systems, real property taxes and assessments and any other taxes, surtaxes, fees, levies, surcharges or charges of whatever nature against the common areas, or for the use thereof, public liability and property damage insurance premiums, snow removal, the cost of utilities, any taxes, surtaxes, surcharges or charges paid by Lessor in connection with utilities or the use thereof, the cost to Lessor of maintaining any off-site facilities, including, but not limited to charges for off-site utility services, in connection with the Shopping Center and all other costs reasonably appropriate to the maintenance, repair and operation of the common areas. If any agreement or declaration has been recorded in the County Recorder's Office for the County in which the demised premises are located which agreement or declaration affects the Shopping Center and which provides for a method of maintaining, repairing and/or operating the common area by one or more owners of the Shopping Center (or such owners designees) and provides for a method of apportioning the costs thereof among the owners of the various parcels comprising the Shopping Center, then Lessee's share of the above expenditures shall be the sum of (i) the amounts payable by or attributable to Lessor pursuant to said agreement or declaration, as owner of the parcel on which the demised premises are located; and (ii) the amounts expended by Lessor for the benefit of the common area on said parcel whether such expenditures are compelled by said agreement or declaration or otherwise. The sum of the cost and expenses incurred pursuant to (i) and (ii) above shall be apportioned according to the number of square feet of the demised premises compared to the number of square feet of gross leasable ground floor area within all building(s) built and located on said parcel.

If no such agreement or declaration has been recorded as provided immediately above, then Lessee's share of the above expenditures shall be Lessor's total expenditures for all parcels maintained by Lessor or its designee, apportioned according to the number of square feet in the demised premises compared to the number of square feet of gross leasable ground floor area within all building(s) built and located on such parcel(s) being maintained by Lessor or its designee.

In addition to the common area charges herein set forth, Lessee shall pay, with respect to any vehicle of Lessee or any

1. Nothwithstanding the foregoing, the Lessor will not make any material modification to that portion of the Common Area on labeled "Lessee Control Area" on Exhibit "A" hereto if the modification would have a material adverse impact on access to, visibility of or parking for the premises.

2. provided, however, Lessee will not be required to pay any portion of the cost of roof repairs or replacement on buildings in the Shopping Center other than the premises.

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concessionaire, or if any of their respective officers, agents or employees, is parked in any part of the Shopping Center other than the employee parking areas, an amount equal to Twenty and No/100 Dollars ($20.00) for each such vehicle for each day, or part thereof, that is so parked in such other part of the Shopping Center.

~~Lessee will pay to Lessor, as additional rent, on the first day of each month throughout the Lease term, commencing on the Rent~~ Commencement Date, as the term may be extended, $.03 per square foot of floor area within the leased premises for future replacement of common area improvements which improvements may be made following the expiration or earlier termination of this Lease. Lessee shall pay such amount in addition to all other amounts payable to Lessor pursuant to this Lease. Such amount shall be retained by Lessor and shall not be subject to refund to Lessee if Lessor fails to expend all or any portion of such amount for replacing common area improvements. Said $.03 amount shall be prorated for any partial month during which the Rent Commencement Date occurs. Said $.03 amount shall be increased on the first day of January throughout the Lease term, as the term may be extended, in the same proportion that the cost of living has increased between the beginning of each such calendar year and January 1, 1990. The cost of living shall be determined by the Consumer Price Index (CPI-W) of the Bureau of Labor Statistics of the United States Government based on all items in the area in which the demised premises are located. If that Index ceases to be published, then the parties shall agree on another method or index for determining the cost of living increases. If the parties fail to agree, the method of determining the cost of living increases shall be established by arbitration according to the laws of the State in which the demised premises are located. To determine the cost of living at the beginning of any calendar year, the cost of living at the end of October of the preceding calendar year shall be used. To determine the cost of living for January 1, 1990 the cost of living index ~~for October 1989 shall be used. In no event shall any such monthly payment be decreased by reason of a decrease in the cost of living~~.

In addition to all other amounts which Lessee is required to pay Lessor, Lessee shall pay to Lessor each month during the term of this Lease, beginning on the Rent Commencement Date, a management fee equal to the sum of ~~(a) four percent (4%) of the fixed minimum rent which Lessee is obligated to pay to Lessor for said month and (b)~~ fifteen percent (15%) of all amounts which Lessee is obligated to pay to Lessor pursuant to Paragraphs Nine, Eleven and Nineteen of these General Provisions.

PARAGRAPH TEN. ALTERATIONS.

Such consent shall not be unreasonably withheld or delayed.

Lessee shall not make any alterations to the demised premises nor make any contract therefor without first procuring Lessor's written consent. All alterations, additions, improvements, air conditioning and heating equipment made or installed by Lessee to or upon the demised premises, except cases, counters or other removable trade fixtures, shall at once when made or installed be deemed to have attached to the freehold and to have become the property of Lessor; provided, however, if prior to termination of this Lease, or thereafter, Lessor so directs by written notice to Lessee, Lessee shall promptly remove the additions, improvements, fixtures, trade fixtures and installations which were placed in the demised premises by Lessee and which are designated in said notice and shall repair any damage occasioned by such removal and in default thereof Lessor may effect said removals and repairs at Lessee's expense. Unless Lessor so directs Lessee to remove the additions, improvements, fixtures, trade fixtures and installations, then Lessee shall not be entitled to remove any of such items and title to such items shall be and remain vested in Lessor.

Lessee covenants that Lessee shall not make any penetrations to the roof or other modifications to the roof and that Lessee shall not make any modifications to the fire sprinkler system (if any) installed by Lessor without the prior written consent of Lessor. Lessee covenants that Lessee shall not permit any person to penetrate or make any alterations to the roof other than a contractor approved in writing by Lessor. Lessee covenants that Lessee shall not permit anyone to make modifications to the fire sprinkler system other than a contractor approved in writing by Lessor. If Lessee breaches these covenants and if Lessor has any warranty on the roof and/or the fire sprinkler system, Lessee acknowledges that Lessor's roof warranty and fire sprinkler system warranties may be voided which may cause Lessor substantial damage. In addition to any other damages which Lessee shall be responsible for in the event Lessee breaches these covenants, Lessee shall be fully responsible for all costs of maintenance, replacement and repair of the roof and fire sprinkler system for the entire building in which Lessee is located.

PARAGRAPH ELEVEN. REPAIRS BY LESSOR.

Subject to Lessor's right to reimbursement as provided below, Lessor shall keep the foundations, exterior walls (excluding doors, plate glass, show windows and show cases), canopy, roof and down-spouts and gutters in good order, condition, and repair, and if necessary, or required by government authority, make modifications or replacements thereof, except that Lessee shall make all such repairs, modifications or replacements which become necessary or desirable by reason of (i) the negligence of Lessee, its agents, servants, employees, customers, invitees or patrons, unless and to the extent the damage or loss resulting from such negligence is covered under the terms of insurance, carried in accordance with the provisions of Paragraph Nineteen herein, and such loss or damage is promptly paid to, or on behalf of Lessor pursuant to the terms of such insurance or (ii) laws and/or governmental regulations relating specifically to Lessee's use of the premises rather than to commercial use in general. In no event shall Lessor be obligated to replace or repair any broken glass or glazing, including but not limited to, plate glass, show windows and/or show cases. Except as expressly provided herein and in Paragraph Twenty-Six (Destruction by Fire or Casualty) and Paragraph Twenty-Seven (Eminent Domain), Lessor shall not be required to repair, replace, maintain or alter the leased premises and Lessee waives all laws in contravention thereof. Lessee shall reimburse Lessor for Lessee's prorata share of all costs and expenses incurred by Lessor pursuant to this Paragraph Eleven for the building in which the demised premises is located, except those costs and expenses paid by insurance proceeds received by Lessor. Lessee's prorata share shall be the fraction in which the numerator is the number of square feet of building floor area in the demised premises and the denominator is the number of square feet of gross leasable ground floor area in the building in which the demised premises is located.

PARAGRAPH TWELVE. REPAIRS BY LESSEE.

Lessee shall decorate, maintain and keep in good order, condition and repair the interior of the premises, including all heating and electrical equipment, air conditioning equipment, interior and exterior doors, plumbing and sprinkler systems, if any, installed therein and the improvements and equipment installed by Lessee in the premises, and shall replace all broken glass, whether interior or exterior, including but not limited to exterior plate glass or glazing, show windows and/or show cases, with glass of the same or similar quality. Lessee shall make all other repairs whether of a like or different nature except those which Lessor is specifically obligated to make under the provisions of Paragraph Eleven above. If Lessee refuses or neglects to commence or complete repairs promptly and adequately, Lessor may, but shall not be required to do so, make or complete the repairs and Lessee shall pay the cost thereof to Lessor on demand. Lessee expressly waives the provisions of any present or future law contrary to the provisions of this paragraph. Notwithstanding any provisions in this Paragraph contained



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to the contrary, Lessor reserves the right, at any time and from time to time throughout the term of this Lease, to let or make an agreement or contract for the maintenance of the fire sprinkler system (if any) and/or evaporative coolers (if any) and/or the heating and air conditioning apparatus (if any) in the demised premises or in the building of which the demised premises form a part. In such event, Lessee shall promptly pay to Lessor, on a monthly basis, or as required by Lessor, Lessee's share of the cost of such maintenance contract, which share shall be apportioned according to the floor area of the demised premises as it relates to the total number of square feet of gross leasable ground floor area of the portions of the building or buildings which are included within the said maintenance contract or agreement.

PARAGRAPH THIRTEEN. UTILITY CHARGES AND GOVERNMENTAL IMPOSITIONS.

Lessee shall pay or cause to be paid, prior to delinquency, all charges for water, gas, sewer, electricity, light, heat, air conditioning, power, telephone, trash removal and all other services used rendered or supplied in connection with the demised premises, and shall contract for the same in Lessee's own name, and shall protect Lessor and the leased premises from any such charges. Lessee shall pay Lessor for any utilities or services furnished by Lessor, but Lessor shall not be obligated to furnish any utilities or services. Lessee shall pay for all hook-up charges, connection fees, mitigation fees, source and/or facilities fees, street facility improvement fees, sewer and/or water frontage charges, sewage treatment charges, use charges, assessments and other charges with respect to the sewer, water, power, liquefied gas, gas, telephone and other utilities or the use thereof and/or with respect to any such impositions which are assessed against the Lessee or the premises and/or with respect to any building permit or other approval sought or obtained by Lessee. If a fire sprinkler system is located in the premises or the building within which the premises are located Lessee shall pay Lessor for any fire sprinkler monitoring services obtained by Lessor and for any telephone service charges or other similar charges with respect to such system. Lessee's share of such fees and charges relating to the fire sprinkler monitoring system, telephone service charges and other similar charges shall be apportioned according to the floor area of the premises as it relates to the total number of square feet of gross leasable ground floor area of the building or buildings which are served by such fire sprinkler monitoring service.

Lessor has advised Lessee that the electric company presently providing electrical service to the premises, if any, is the utility company selected by Lessor to provide such electricity service. Notwithstanding the foregoing, if permitted by law, Lessor shall have the right at any time and from time to time during the lease term to either contract for service from a different company or companies providing electricity service (each such company shall hereinafter be referred to as an "Alternate Service Provider") or continue to contract for service from the existing provider. Lessee shall cooperate with Lessor, the electric service provider, and any Alternate Service Provider at all times and, as reasonably necessary, shall allow Lessor, the electric service provider, and any Alternate Service Provider reasonable access to the premises and the electric lines, feeders, risers, wiring, and any other facilities within the premises. Lessor shall in no way be liable or responsible for any loss, damage, or expense that Lessee may sustain or incur by reason of any change, failure, interference, disruption, or defect in the supply or character of the electric energy furnished to the premises, or if the quantity or character of the electric energy supplied by the electric service provider or any Alternate Service Provider is no longer available or suitable for Lessee's requirements, and no such change, failure, defect, unavailability, or unsuitability shall constitute an actual or constructive eviction, in whole or in part, or entitle Lessee to any abatement or diminution of rent, or relieve Lessee from any of its obligations under the Lease.

PARAGRAPH FOURTEEN. WAIVER OF CLAIMS.

Neither Lessor nor Lessor's agents nor servants shall be liable, and lessee waives all claims for damages to persons or property sustained by Lessee or any occupant of the demised premises or other part of the Shopping Center resulting from the demised premises or any part thereof or any part of the Shopping Center or any equipment or appurtenance becoming out of repair, or resulting from any accident in or about the demised premises or the Shopping Center, or resulting directly or indirectly from any act or neglect of any tenant or occupant or of any other person, including Lessor's agents and servants. This paragraph shall apply especially, but not exclusively, to damage caused by roof leakage, refrigerators, sprinkling devices, air conditioning apparatus, water, steam, excessive heat or cold, falling plaster, broken glass, sewage, gas, odors or noises, the bursting or leaking of pipes or plumbing fixtures and shall apply equally whether any such damage results from the act or neglect of Lessor or of other tenants, occupants or servants in the Shopping Center or of any other person, and whether such damage is caused by or results from anything or circumstances above mentioned or referred to, or any other thing or circumstances whether of a like nature or of a wholly different nature. All property belonging to Lessee and/or any occupant of the demised premises or the Shopping Center shall be there at the risk of Lessee and/or such other person only, and Lessor shall not be liable for damage thereto or theft or misappropriation thereof.

PARAGRAPH FIFTEEN. LESSOR'S RIGHT TO INSPECT AND ENTER.

Lessor and its agents shall have free access to the demised premises during all reasonable hours for the purpose of examining the same and to ascertain if they are in good repair, to make reasonable repairs which Lessor may be required to make hereunder, to perform any maintenance or repairs which Lessor may desire to make and to exhibit the premises to prospective purchasers or tenants.
Said access will be in strict compliance with Lessee's security requirements, limitations and procedures.

PARAGRAPH SIXTEEN. MAINTENANCE OF DEMISED PREMISES.

Lessee shall keep the demised premises and the walks adjacent thereto at all times in a neat, clean and sanitary condition, free from waste or debris and shall neither commit nor permit any waste or nuisance thereon. Lessee agrees to (a) maintain all show windows on the leased premises in neat and clean condition; (b) to keep Lessee's window lights and exterior sign lights on from dusk to 10 P.M. and (c) to keep the sidewalks adjoining the leased premises free and clear of rubbish, merchandise, vending machines and other matters. Lessee agrees that no merchandise, vending machines, and/or rubbish will be placed outside the building on the demised premises, except Lessee agrees to place its rubbish in containers approved as to type and location by Lessor.

PARAGRAPH SEVENTEEN. INDEMNITY BY LESSEE.

Lessee covenants and agrees that it will protect and save and keep Lessor forever harmless and indemnified against and from any penalty or damage or charges imposed for any violation of any laws or ordinances, occasioned by the act or neglect of Lessee or those holding under Lessee, and that Lessee will at all times protect, indemnify and save and keep harmless Lessor against and from any and all claims, loss, cost, damage or expense, including but not limited to, attorney's fees arising out of or from any accident or other occurrence on or about the demised premises causing injury to any person or property whomsoever or whatsoever and will protect, indemnify and save and keep harmless Lessor against and from any and all claims and against and from any and all loss, costs, damage or expense arising out of any failure of Lessee



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in any respect to comply with and perform all the requirements and provisions of this Lease. It is expressly covenanted and agreed between Lessor and Lessee that Lessee will protect, indemnify, defend and save and keep Lessor, its agents, servants, employees and/or its successors or assigns forever harmless and indemnified from and against any and all liability, penalties, damages, costs, expenses and attorney's fees arising out of or by reason of Lessee's failure to prevent any employee or any other person from entering upon, or remaining in, any employment or place of employment upon the demised premises which is not safe, as is more fully provided under the terms of any applicable laws pertaining thereto as may now or hereafter exist.

PARAGRAPH EIGHTEEN. INSURANCE-GENERAL LIABILITY AND PROPERTY DAMAGE.

Lessee agrees that, at its own cost and expense, it shall procure and continue in force and effect throughout the term of this Lease, in the name of Lessee, commercial general liability insurance against any and all claims for injuries to persons or damage to property occurring in, upon, or about the demised premises, including all damage from signs, glass, awnings, fixtures, or other appurtenances, now, or hereafter erected upon the demised premises during the term of this Lease, such insurance at all times to be in amount of not less than Two Million And No/100 Dollars ($2,000,000) combined single limit per occurrence for personal injury, death, bodily injury and property damage liability subject to increases as Lessor may, from time to time, reasonably require. Such insurance shall be primary and non-contributing with any other insurance, shall specifically recognize Lessee's indemnities provided for in this Lease and shall be written by a company or companies authorized to engage in the business of general liability insurance in the state in which the demised premises are located and approved by Lessor, and there shall be delivered to Lessor, no less than fifteen days prior to the date such insurance is first required to be carried by Lessee, (i) certificates evidencing such paid up insurance, in a form and content acceptable to Lessor, which certificates are to be issued by the respective issuing insurance companies and (ii) additional insured endorsements naming Lessor an additional insured. All liability insurance of Lessee shall include blanket contractual coverage, products coverage, completed operations, broad form property damage, independent contractors and owned, non-owned and hired vehicles coverage.

The policies of insurance provided herein are to be provided by Lessee, and shall be for a period of not less than one (1) year, it being understood and agreed that fifteen (15) days prior to the expiration of any policy of insurance, Lessee will deliver to Lessor a renewal or new policy to take the place of the policy expiring, with the further understanding that, should Lessee fail to furnish policies as is provided in this Lease, and at the times herein provided, Lessor may obtain such insurance and the premiums on such insurance shall be paid by Lessee unto Lessor upon demand. Such policies of insurance shall provide that they shall not be canceled or amended until twenty days after written notice of cancellation or amendment (as the case may be) is delivered to Lessor.

Lessee further agrees to promptly pay Lessor for all damage to the leased premises caused by any criminal or negligent act or any act of vandalism or malicious mischief except to the extent Lessor receives insurance proceeds in compensation for any such damage.

PARAGRAPH NINETEEN. INSURANCE-FIRE AND EXTENDED COVERAGE-OTHER INSURANCE.

(a) BY LESSOR. Lessor shall procure and maintain during the term of this Lease, fire, windstorm, extended coverage and vandalism and malicious mischief insurance and loss of rents and businesses interruptions insurance on the demised premises; provided, however, that Lessee shall be liable for and shall promptly pay to Lessor the increase, if any, in insurance rates on any and all buildings within the Shopping Center which are caused in whole or in part by Lessee's use of the demised premises, over the lowest average rate obtainable by Lessor for other uses within the Shopping Center. Lessee agrees to pay to Lessor, within fifteen days from the date of demand therefor, Lessee's share of (i) the cost of such fire, windstorm, extended coverage and vandalism and malicious mischief insurance maintained by Lessor and (ii) any finance charges incurred in connection with such coverage. Lessee's share shall be apportioned according to the floor area of the demised premises as it relates to the total gross leasable ground floor area of the building or buildings which are evidenced by the policy or policies of insurance which include the demised premises. Lessee shall, if Lessor so elects, pay Lessee's share monthly in advance based on Lessor's estimate of Lessee's monthly share.

(b) LESSOR'S OPTIONAL INSURANCE. Lessor reserves the right and option to procure (i) earthquake insurance and loss of rents and business interruption insurance adequate to insure the payment of rental to Lessor as reserved under the terms of this Lease in the event of loss due to any of the perils insured under the terms of an earthquake insurance policy, (ii) an umbrella general liability insurance policy covering the demised premises and/or the Shopping Center of which they are a part together with other shopping centers or properties owned or managed by Lessor and (iii) flood insurance. Lessee agrees to pay to Lessor, within fifteen (15) days of the demand therefor, Lessee's share of the cost of any and all of such insurance carried by or for Lessor and any finance charges in connection therewith.

(c) BY LESSEE. Lessee agrees to maintain in full force throughout the term of this Lease policies of all risk fire and windstorm insurance, with extended coverage endorsement, and such other insurance as Lessor may require, on all fixtures and equipment installed by Lessee in the demised premises, such insurance to be in an amount equal to one hundred percent (100%) of the replacement cost thereof. All proceeds of such insurance shall be held in trust to be used for the repair or replacement of the fixtures, improvements and equipment so insured. A duplicate original of all policies procured by Lessee in compliance with its obligations shall be delivered to Lessor at least fifteen (15) days prior to the time such insurance is first required to be carried by Lessee, and thereafter at least fifteen days prior to the expiration of any such policy. In the event Lessee fails at any time during the term of this Lease to obtain insurance required to be carried by Lessee hereunder or to provide such evidence thereof, Lessor shall have the right, but not the obligation, in lieu of declaring this Lease in default hereunder, to procure such insurance and Lessee shall pay to Lessor the costs and expenses thereof when the next payment of minimum rent is required to be made.

Lessee further covenants and agrees to procure and maintain at its own expense throughout the term of this Lease, unless notified to the contrary by Lessor; (i) policies of insurance against the business interruption of Lessee in amounts adequate to insure the payment of rental to Lessor as reserved under the terms of this Lease and all other amounts required to be paid by Lessee to Lessor under this Lease in the event of loss due to any of the perils insured against under the terms of the all risk fire, windstorm, and extended coverage insurance required to be carried by Lessee under the terms of this Lease; (ii) all policies of insurance which may be required by virtue of the nature of Lessee's commercial operation on the demised premises, including but not limited to, Workmen's Compensation Insurance, which insurance shall be in amounts not less than as required by the State in which the demised premises are located; (iii) policies of insurance in an amount adequate to insure the accurate reproduction of Lessee's business records, valuable papers, files and memoranda in the event of loss due to any of the perils insured against under the terms of the fire, all risk, windstorm, and extended coverage insurance required to be carried by Lessee under the terms of this Lease; (iv) policies of insurance in an amount equal to the replacement cost of all boilers, machinery and



equipment on the demised premises, whether or not owned by Lessee, in the event of damage to or destruction of all or any portion of said boilers, machinery and equipment on the demised premises, whether or not owed by the Lessee, in the event of damage or destruction of all or any portion of said boilers, machinery or equipment due to any of the perils insured against under the terms of the fire, all risk, windstorm and extended coverage insurance required to be carried by Lessee under the terms of this Lease; (v) products liability and completed operations policies of insurance in the names of Lessor and Lessee in an amount not less than Two Million and No/100 Dollars ($2,000,000) combined single limit for death, bodily injury, personal injury and property damage for each occurrence, and (vi) contents insurance covering furniture, fixtures, equipment and inventory.

If during the term of this Lease, the United States shall make available insurance against war or invasion damage, Lessee shall, during the period such insurance is available, at Lessee's sole expense, cause all buildings and improvements upon the leased premises to be insured against such war and invasion damage in the amount of the full replacement value thereof, or the maximum amount then permitted if less than full replacement value.

All insurance carried by Lessee shall carry a waiver of subrogation against Lessor.

PARAGRAPH TWENTY. REAL ESTATE TAXES.

Lessee shall pay to Lessor the real estate taxes and assessments against the demised premises for each year (including the balance of the year in which the lease term commences) for the term of this Lease commencing on the Rent Commencement Date. The taxes and assessments shall be prorated according to the floor area of the demised premises as it relates to the total gross leasable ground floor area of the building or buildings which are assessed together with the demised premises.

PARAGRAPH TWENTY-ONE QUIET POSSESSION.

Subject to the provisions of this Lease, Lessor covenants that Lessee, upon paying the fixed minimum and percentage rent provided for herein and upon performing the covenants and agreements of this Lease to be performed by Lessee, will have, hold and enjoy quiet possession of the demised premises from any entity claiming by, through or under Lessor.

PARAGRAPH TWENTY-TWO. SURRENDER OF PREMISES.

Lessee shall upon termination of this Lease, whether by lapse of time or otherwise, surrender to Lessor the demised premises, together with all replacements thereto in good and clean order, condition and repair, except for ordinary wear and tear. If Lessee has made any alterations to the demised premises, Lessee shall remove such alterations and restore the premises to their original condition if Lessor so requests. If Lessor does not so elect then Lessee shall not be entitled to remove such alterations which shall automatically become the property of Lessor. Lessee shall repair any damage to the walls, floors, ceilings, roof, exterior storefront facia and other portions of the demised premises caused by nails, screws or other attachments or by act or neglect of Lessee or Lessee's employees, invitees or customers. Lessor may place a "For Lease" sign in the window of the demised premises during the last two months of the lease term. Concurrently with the surrender of the demised premises to Lessor, Lessee shall provide Lessor with a written statement obtained at Lessee's sole cost and expense from a reputable company licensed and experienced in HVAC repair and maintenance approved in writing by Lessor, which statement certifies that the HVAC equipment serving the demised premises was inspected and that any necessary service was provided within the last thirty (30) days of the lease term and that said HVAC equipment is in good working condition and repair. If Lessee fails to tender possession of the premises to Lessor in the condition required by this Lease at the expiration or earlier termination of this Lease, then Lessee will continue to be responsible to pay all fixed minimum rent and other charges which would have been payable under the Lease had the Lease not expired or been terminated. Such amounts will be payable by Lessee until such time as the premises are tendered to Lessor in the condition required by this Lease. Such rent and other charges will be payable in addition to any and all damages Lessor may suffer as a result of Lessee's failure to timely tender possession to Lessor in the condition required by this Lease.

PARAGRAPH TWENTY-THREE. LEASEHOLD PRIORITY AND SUBORDINATION.

This Lease is and will remain subordinate to each and every mortgage (and all voluntary and involuntary advances thereon now or hereafter encumbering the leased premises and to all increases, renewals, recastings, modifications, consolidations, participation, replacements, extensions and renewals thereof (herein collectively called "mortgage"), which shall include deeds of trust, trust indentures and other financing devices. If the holder of a mortgage becomes the owner of the property by reason of foreclosure or acceptance of a deed in lieu of foreclosure, at such holder's election Lessee will be bound to such holder or its designee under all terms and conditions of this Lease, and Lessee will be deemed to have attorned to and recognized such holder or its designee as Lessor's successor-in-interest for the remainder of the term. The foregoing is self-operative and no further instrument of subordination and/or attornment will be necessary unless required by the holder of a mortgage, in which case Lessee, within ten (10) days after written request, will execute and deliver without charge all documents acceptable to Lessor or such holder in order to confirm the subordination and/or attornment set forth above. As used in this paragraph whenever the context allows, the words "holder of a mortgage" (or words of similar import) also include a purchaser of the property a foreclosure sale. However, should the holder of a mortgage request that this Lease and Lessee's rights hereunder be made superior, rather than subordinate to the mortgage, then Lessee, within ten (10) days after written request, will execute and deliver such documents as are necessary or desirable to confirm the superiority of this Lease to any mortgage.

PARAGRAPH TWENTY-FOUR. SUBLETTING AND ASSIGNMENT.

Lessee shall not sublease or sublet the demised premises or any interest therein, except by written permission and consent of Lessor being first had and obtained which permission and consent shall not be unreasonably withheld or delayed. Any subleasing even with the approval of Lessor, shall not relieve Lessee from liability for payment of the rental herein provided or from the obligation to keep and be bound by the terms, conditions and covenants of this Lease. The acceptance of rent from any other person shall not be deemed to be a waiver of any of the provisions of this Lease or a consent to an assignment or subletting of the demised premises.

Lessee shall not assign this Lease or any interest therein except by written permission and consent of Lessor being first had and obtained, which said consent and permission shall not be unreasonably withheld, references elsewhere to assignees notwithstanding. Lessor's consent or refusal to consent to any such assignment may be based upon, but shall not be limited to, factors pertaining to: (a) The acceptability



and/or compatibility of any proposed assignee to the demised premises and to the whole of any building, structure, shopping center of other development wherein said demised premises are located and (b) the financial condition, credit, business experience and ability of any proposed assignee to meet the obligations, terms and conditions of this Lease.

Notwithstanding any such assignment, Lessee shall remain fully liable for the payment of the rental herein reserved and for the full performance of the terms, conditions and covenants of this Lease. The acceptance of rent from any other person shall not be deemed to be a waiver of any of the provisions of this Lease or a consent to the assignment of the demised premises.

If Lessee is a partnership, the dissolution of the partnership or the withdrawal by or voluntary or involuntary changes or change by operation of law in any general partner owning 25% or more of the right to profits or distributions in the partnership shall be deemed an assignment. If Lessee is a corporation, any dissolution, merger, consolidation or reorganization of Lessee, or the sale or transfer of either a controlling interest in the capital stock of the corporation or the sale of 25% or more of the assets of Lessee (other than the ordinary course of business) shall be deemed an assignment. If Lessee assigns its interest in this Lease or sublets all or a part of the premises, Lessee shall pay to Lessor one-half of any and all consideration received by Lessee for such assignment or sublease. In the case of an assignment, the Lessee may deduct from the consideration otherwise payable to Lessor one-half of the amount (the "Credit") that Lessee proves to Lessor's reasonable satisfaction is the sum of (i) the book value of any leasehold improvements paid for by Lessee and installed in the premises and included in the transaction with the assignee plus (ii) the book value of any fixtures purchased by Lessee included in the transaction with the assignee plus (iii) the book value of any personal property purchased by Lessee and included in the transaction with the assignee, provided the book value of the leasehold improvements and the book value of any fixtures shall be based upon their original cost depreciated on a straight line basis over the term of this Lease and the book value of any personal property shall be equal to its original cost of acquisition. In order to receive the Credit, Lessee must deliver to Lessor, at the time of Lessee's request for consent to the assignment or sublease, all relevant books and records and a typed or printed summary of the calculation of the Credit, with a sufficient and clear cross-reference between the summary and the books and records. In the case of a sublease of all or a part of the premises, the consideration received by Lessee and to be paid to the Lessor monthly in advance shall include, without limitation, one-half of the amount (if any) by which (i) the rental payable by the subtenant per square foot times the square footage of the subleased premises exceeds (ii) the rent payable by Lessee under this lease per square foot times the number of months for which all or a part of the premises have been subleased. If the consideration received by Lessee for any sublease or assignment includes anything other than money or a promissory note, then Lessee shall immediately pay to Lessor one-half of the fair market value of any other consideration received for the assignment or the sublease. Lessee acknowledges and agrees that the requirement that Lessee pay the Credit to Lessor is a reasonable limitation on Lessee's right to assign and sublet.——————————1.

If this ~~Lease provides for the payment of percentage rent by Lessee, then in the event Lessee subleases or assigns its interest in the~~ lease, the percentage rent to be paid by Lessee pursuant to this Lease, ~~shall be the larger of (i)~~ the percentage rental which would be due pursuant to the terms of this ~~Lease based upon the gross sales~~ of such sublessee or assignee, without regard to the provisions of this paragraph, ~~or (ii) one-twelfth (1/12th) of the highest annual percentage rent paid by Lessee or any of such sublessee's or assignee's predecessor-in-interest.~~

PARAGRAPH TWENTY-FIVE. SIGNS.

Lessee shall install a sign advertising Lessee's business on the front exterior of the demised premises. The location, size, shape, lettering, contents, lighting, and color shall be specified by Lessor. Lessee shall pay for the sign and the installation, repair, maintenance, replacement and electricity for the sign and Lessee shall be responsible for the actions of the contractor installing such sign. The sign shall be illuminated during such hours as are specified by Lessor. Lessee shall not erect or install any exterior signs or window or door signs, advertising media or window or door lettering or placards without Lessor's prior written consent. Lessee shall not install any exterior lighting or plumbing fixtures, shades or awnings, or make any exterior decoration or painting, or build any fences, or make any changes to the store front without Lessor's prior written consent. Use of roof is reserved to Lessor. Upon termination of the Lease, Lessee shall remove its sign from the front exterior of the demised premises and shall repair the damages caused by such removal. Lessee shall submit plans and specifications for such sign to Lessor for approval within thirty (30) days following the date of this Lease and shall complete installation of the sign within forty-five (45) days following receipt of Lessor's approval; provided, however, if construction of the building in which the premises are located has not progressed to the point that Lessee's sign can be installed by the above stated deadline, the deadline for installation shall be extended to fifteen (15) days following the earliest date by which Lessee's sign installation may commence.

PARAGRAPH TWENTY-SIX. DESTRUCTION BY FIRE OR CASUALTY.

In the event the demised premises or any part thereof, shall be damaged by fire, explosion, windstorm or any other casualty, then Lessor shall repair such damage and put the demised premises in good condition as rapidly as reasonably possible (but only to the extent of Lessor's original construction obligations, if any, pursuant to this Lease or, if Lessor had no original construction obligation, then only to the extent required to restore the demised premises to their condition upon the execution of this Lease, reasonable wear and tear excepted) and Lessee shall be entitled to an equitable abatement of the fixed minimum rent, unless Lessor shall establish that such damage was occasioned by the negligence of Lessee, its agents or employees; provided however, if such damage results from some casualty or cause for which Lessor does not receive reimbursement from insurance proceeds, then Lessor shall be entitled to terminate the Lease at any time after such damage upon giving Lessee ten days written notice.

If, by reason of fire or casualty damage to buildings in the Shopping Center, any tenant or occupant occupying more than 10,000 square feet of building area on the Shopping Center cancels its Lease or abandons its premises, or ceases the operation of business then Lessor may cancel this Lease by giving written notice to the Lessee within sixty (60) days after said tenant or occupant occupying more than 10,000 square feet of building area cancels its Lease or abandons its premises or ceases the operation of business.

Notwithstanding any other provisions of this Paragraph to the contrary, if the demised premises shall be damaged, and such damage shall be to the extent of more than twenty-five percent (25%) of the value of the demised premises at the time of such damage or if such damage occurs during the last two (2) years of the lease term, then Lessor may at its election upon notice to Lessee, within ninety (90) days after such damage, terminate this Lease as of the date of such damage.

PARAGRAPH TWENTY-SEVEN. EMINENT DOMAIN.

In the event the demised premises, or any part thereof, or if any part of the land described in Exhibit B shall be taken or damaged

1. Notwithstanding the foregoing, Lessor's consent shall not be required for any assignment resulting from a merger or consolidation or a sale of substantially all of Lessee's assets or of a controlling interest in Lessee's voting stock and in any such event Lessor will not be entitled to share in the consideration received by Lessee in connection therein.

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by eminent domain or similar proceedings the entire condemnation award or awards shall belong to the Lessor, except that Lessee shall be entitled to the portion of any award, if any, allocated to the taking of or damage to the Lessee's fixtures and equipment.

If by reason of such taking or damage, any tenant or occupant occupying more than 10,000 square feet of building area in the Shopping Center cancels its Lease or ceases the operation of business, then Lessor may cancel this Lease by giving written notice to the Lessee within sixty (60) days after said tenant or occupant occupying more than 10,000 square feet of building area cancels its lease or ceases the operation of business.

In the event that more than twenty percent (20%) of the floor area of the demised premises, or if more than fifty percent (50%) of the area of the land described in Exhibit B shall be so taken or condemned, then either Lessor or Lessee shall have the option of terminating this lease upon giving written notice of such election within thirty (30) days after possession of the part condemned has been taken by proper authorities, whereupon the term of this Lease shall be terminated as of the date on which possession is so taken. If this Lease is not terminated, Lessor at its own expense and to the extent of its interest therein, shall repair and restore the premises not affected by the taking and the minimum rent to be paid by Lessee shall be equitably and proportionately reduced in the same proportion that the floor area of the demised premises so taken bears to the floor area demised to Lessee immediately prior to the time of such taking. Any taking or condemnation of less than (50%) of the land described in Exhibit B shall not result in any reduction or diminution of the rental payable hereunder.

PARAGRAPH TWENTY-EIGHT. EVENTS OF DEFAULT.

It is expressly agreed that in the event of the happening or occurrence of any of the following events, that such happening or occurrence shall constitute a default and/or violation of the terms of this Lease:

(a) That Lessee shall fail, neglect or refuse to pay any installment of fixed minimum rent, tax on rents, or any other amount required to be paid pursuant to this Lease at the time and in the amount as herein provided, or pay any other monies agreed by it to be paid promptly when and as the same shall become due and payable under the terms hereof;

(b) That any voluntary or involuntary petition or similar pleading under any section or sections of any bankruptcy act or chapter thereof shall be filed by or against Lessee, or any voluntary or involuntary proceeding in any court or tribunal, shall be instituted to declare Lessee insolvent or unable to pay Lessee's debts, and this same shall not be dismissed or discharged within twenty days after the date in initiation of any such proceedings;

(c) That Lessee shall fail, neglect or refuse to keep and perform any of the other covenants, conditions, stipulations or agreements herein contained and covenanted and agreed to be kept and performed by it and in the event such default shall continue for a period of more than five (5) days after notice thereof in writing given to Lessee by Lessor; provided, however, that if the cause for giving such notice involves the making of repairs or other matters reasonably requiring a longer period of time than the period of such notice, Lessee shall be deemed to have complied with such notice so long as it has commenced to comply with said notice within the period set forth in the notice and is diligently prosecuting compliance with said notice, or has taken proper steps or proceedings, under the circumstances to prevent the seizure, destruction, alteration or other interference with said demised premises by reason of non-compliance with the requirements of any law or ordinance or with the rules, regulations or directions of any governmental authority as the case may be;

(d) That Lessee makes any assignment of its property for the benefit of creditors or should the demised premises or any personal property, fixtures or equipment therein be taken under a levy of execution or attachment in an action against Lessee and such levy, attachment or assignment is not dismissed, and discharged within ten (10) days after such assignment.

If Lessee breaches the Lease or if Lessee abandons the premises or both, in such event(s) the Lease will continue in effect for so long as Lessor does not terminate Lessee's right to possession and the Lessor may enforce all of Lessor's rights and remedies under the Lease including the right to collect rent as it becomes due under the Lease.

If Lessee breaches the Lease and abandons the premises or if Lessor terminates Lessee's right to possession, Lessor may recover from Lessee, in addition to any other damages provided for at law, in equity, in this lease or otherwise:

(1) The worth at the time of award of the unpaid rent which had been earned at time of termination;

(2) The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided;

(3) The worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and

(4) Any other amount necessary to compensate the Lessor for all the detriment proximately caused by Lessee's failure to perform its obligations under the Lease or which in the ordinary course of things would be likely to result therefrom.

The "worth" at the time of award" of the amounts referred to in paragraphs (1) and (2) immediately above is computed by allowing interest at seven percent (7%) per annum. The worth at the time of award of the amount referred to in paragraph (3) immediately above is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%) .

In the event of the happening or occurrence of any of the hereinabove stated events, Lessor may, at its option, at any time after such default or violation of condition or covenants, re-enter and take possession of said demised premises without such re-entering working a forfeiture of the rents to be paid and the covenants, agreements and conditions to be kept and performed by Lessee for the full term of this Lease. In such event Lessor shall have the right, but not the obligation to divide or subdivide the demised premises in any manner Lessor may determine and to Lease or let the same or portions thereof for such periods of time and at such rentals and for such use and upon such covenants and conditions as Lessor may elect applying the net rentals from such letting first to the payment of Lessor's expenses incurred in dispossessing Lessee and the costs and expenses of making such improvements in the demised premises as may be desirable in order to enable Lessor to relet the same, and to the payment of any brokerage commissions or other necessary expenses of Lessor in connection with such

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reletting. The balance, if any, shall be applied by Lessor from time to time, but in any event no less than once each month, on account of the payments due or payable by Lessee hereunder, with the right reserved to Lessor to bring such actions or proceedings for the recovery of any deficits remaining unpaid as it may deem advisable from time to time, without being obligated to await the end of the term hereof for a final determination of the Lessee's account and the commencement or maintenance of one or more actions shall not bar Lessor from bringing other or subsequent actions for further accruals pursuant to the provisions of this paragraph.

Any balance remaining, however, after full payment and liquidation of Lessor's account, as aforesaid, shall be paid to Lessee from time to time with the right reserved to Lessor at any time to give notice in writing to Lessee of Lessor's election to cancel and terminate this Lease and all Lessee's obligations hereunder and upon the giving of such notice and the simultaneous payment by Lessor to Lessee of any credit balance in Lessee's favor that may at the time be owing to Lessee shall constitute a final and effective cancellation and termination of this Lease and the obligations thereunder on the part of either party to the other.

~~If this Lease requires Lessee to pay percentage rent, then in computing damages or rental due under this Lease, the value of~~ percentage rent for any period subsequent to the termination of this Lease, the termination of ~~Lessee's right of possession~~ or the cessation of the operation of Lessee's business in the demised premises~~, shall be an amount~~ per year equal to one-third (1/3) of the total percentage rent paid by Lessee for the ~~last three full lease years~~ immediately preceding such termination and if less than three full years shall have lapsed, such ~~value shall be an amount per year equal to the full average yearly percentage rent theretofore paid by Lessee.~~

In the event of any default by Lessee in the payment of money, other than rent, or the performance of obligations required of Lessee under this Lease, then in addition to the other remedies herein granted to Lessor, Lessor may, but shall not be obligated so to do, and without waiving or releasing Lessee from any obligations of this Lease, make any such payment and perform any such other act on Lessee's part to be made or performed as in this Lease provided. All sums so paid by Lessor and all necessary incidental cost, together with interest thereon *at the rate set forth in Paragraph Fifty-One G(ii) below from the date of such payment by Lessor, shall be payable by Lessee to Lessor on* demand.

PARAGRAPH TWENTY-NINE. REMEDIES SHALL BE CUMULATIVE.

All rights and remedies of Lessor herein enumerated shall be cumulative and none shall exclude any other right or remedy allowed by law or equity. Likewise, the exercise by Lessor of any remedy provided for herein or allowed by law or equity shall not be to the exclusion of any other remedy.

~~PARAGRAPH THIRTY. MERCHANTS ASSOCIATION.~~

~~Lessee agrees to join and maintain membership in any business organization comprising the occupants of more than sixty percent~~ (60%) of the ground floor area within the shopping center which is organized on the following basis:

(a) Each lessee will pay dues in the amount to be established by Lessor. Lessor may establish the amount of dues for any lessee without regard to the amount of dues any other lessee is required to pay; but, no lessee shall be required to pay more than fifteen (15) cents per year for each square foot of building floor area occupied by such Lessee;

(b) Each lessee shall have one vote for each Ten and No/100 Dollars ($10.00) of annual dues paid by such lessee;

(c) The dues shall be used for advertising and promotion of the Shopping Center in accordance with the decision made from time to time in regular or special meetings;

(d) Each decision will be made according to the majority of votes cast provided, however, the lessees may select an executive board and may delegate such authority to the executive board as the lessees decide on the basis of a majority of the votes cast. Each member of the executive board shall be elected by a majority of the votes cast. An election to elect all members of the executive board, shall be held no less ~~frequently than once each year.~~

PARAGRAPH THIRTY-ONE. DEFAULT BY LESSOR.

Lessor shall in no event be charged with default in the performance of any of its obligations hereunder unless and until Lessor shall have failed to perform such obligations within thirty (30) days (or such additional time as is reasonably required to correct any such defaults) after notice by Lessee to Lessor properly specifying wherein Lessor has failed to perform any such obligation. In no event shall the Lessee have the right to terminate this Lease as a result of the Lessor's default. In the event of the Lessor's default the Lessee's remedies shall be limited to damages (subject to the limitations set forth in Paragraph Fifty-One D below) and/or injunction.

PARAGRAPH THIRTY-TWO. WAIVER.

One or more waivers of any covenant, term or condition of this Lease by either party shall not be construed by the other party as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval of either party to or of any act by the other party of a nature requiring consent or approval shall not be deemed to waive or render unnecessary the consent to or approval of any subsequent similar act.

PARAGRAPH THIRTY-THREE. RELATIONSHIP OF PARTIES.

Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent or of partnership or of joint venture or of any association whatsoever between Lessor and Lessee, it being expressly understood and agreed that neither the method of computation of rent nor any other provision contained in this Lease nor any act or acts of the parties hereto shall be deemed to create any relationship between Lessor and Lessee other than the relationship of landlord and tenant.

PARAGRAPH THIRTY-FOUR. LAW GOVERNING.



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The laws of the state in which the demised premises are located shall govern the validity, performance and enforcement of this Lease.

PARAGRAPH THIRTY-FIVE. OFFSET STATEMENTS AND FINANCIAL STATEMENTS.

At any time and from time to time, Lessee agrees upon request in writing from Lessor to execute, acknowledge and deliver to Lessor within five days of Lessor's request a statement in writing certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications), the date to which fixed minimum rent, percentage rent and other charges have been paid, and that the terms, covenants and conditions required of Lessor to be performed under this Lease have been so performed, and that there are no existing defenses or offsets by Lessee against the enforcement of this Lease by Lessor. It is understood and agreed that any such statement may be relied upon by any prospective purchaser of the fee or any leasehold or the mortgagee, beneficiary or grantees of any security or interest, or any assignee of any thereof, under any mortgage or deed of trust now or hereafter made covering the fee of, or any leasehold interest, in the demised premises or the real property covered by this Lease. Within five (5) days after Lessor's written request, Lessee shall furnish Lessor with the following documents: (a) financial statements, including, but not limited to, balance sheets, profit and loss statements and changes to financial condition, reflecting Lessee's current financial condition, (b) Lessee's federal and state income tax returns pertaining to Lessee's business conducted upon the demised premises and (c) written evidence of ownership of controlling stock interest if Lessee is a corporation. Any information obtained from Lessee's financial statements shall be confidential and shall not be disclosed other than to carry out the purposes of this Lease; however, Lessor may divulge the contents of any financial statements in connection with any financing arrangement or assignment of Lessor's interest in the demised premises or Shopping Center or in connection with any administrative or judicial proceedings.

PARAGRAPH THIRTY-SIX. ATTORNEY'S FEES.

In the event of any suit or other action initiated by either Lessor or Lessee which is in any way connected with this Lease, or for the recovery, possession or unlawful detainer of the demised premises, the losing party shall pay to the prevailing party its costs and a reasonable sum for its attorney's fees, in connection with said suit, and such costs and attorney's fees shall be deemed to have accrued on the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. If Lessor employs an attorney to enforce payment of rent or other charges because of Lessee's failure to pay any rent of other charges, Lessee shall reimburse Lessor for reasonable attorneys' fees incurred by Lessor, whether or not suit is filed.

PARAGRAPH THIRTY-SEVEN. CONSTRUCTION FINANCE.

~~It is mutually understood and acknowledged that Lessor may finance or attempt to finance all or any part the construction of said~~ Shopping Center described in Exhibit B through a mortgage loan or loans from one or several mortgage companies and that before said loans are approved and closed, the legal department of said mortgage company or companies must approve the leases entered into with Lessee and other tenants of said portion of said Shopping Center, and in order to receive such approvals, this Lease may have to be amended or modified. In view of the above, Lessee agrees that in the event Lessor is unable to secure financing acceptable to Lessor, in Lessor's sole discretion, or if Lessee refuses to agree to any amendment or modification of this Lease that may be required by said mortgage company or companies, that ~~Lessor may cancel this Lease on thirty (30) days written notice to Lessee without liability to either party~~.

PARAGRAPH THIRTY-EIGHT. HOURS OF BUSINESS.

~~Subject to the provisions of the Article of the Lease, entitled "Restrictions on Use", Lessee shall continuously during the entire term~~ hereof conduct and carry on Lessee's business in the demised premises and shall keep the demised premises open for business and cause Lessee's business to be conducted therein during the usual business hours of each and every business day as is customary for businesses of like character in the city in which the demised premises are located; provided, however, that this provision shall not apply if the demised premises should be closed and the business of Lessee temporarily discontinued therein on account of strikes, lockouts or similar causes beyond the reasonable control of Lessee or closed for not less than three days out of respect to the memory of any deceased officer or employee of Lessee, or the relative of any such officer or employee. Lessee shall keep the demised premises adequately stocked with merchandise, and with sufficient sales personnel to care for the patronage, and to conduct said business in accordance with sound business practices. - ——— 1.

In the event of breach by the Lessee of any of the conditions in this paragraph contained, the Lessor shall have, in addition to any and all remedies herein provided, the right as its option to collect not only the minimum rent herein provided, but additional rent at the rate of one-thirtieth (1/30) of the minimum monthly rent herein provided for each and every day that the Lessee shall fail to conduct its business as herein provided; said additional rent shall be deemed to be in lieu of any percentage rent that might have been earned during such period ~~of the Lessee's failure to conduct its business as herein provided~~.

PARAGRAPH THIRTY-NINE. PERSONAL PROPERTY TAXES.

Lessee shall pay, before delinquency, all property taxes and assessments on the furniture, fixtures, equipment and other property of Lessee at any time situated on or installed in the demised premises or improvements in the demised premises made or installed by Lessee subsequent to the commencement date. If at any time during the term of this Lease any of the foregoing are assessed as a part of the real property of which the demised premises are a part Lessee shall pay to Lessor upon demand the amount of such additional taxes as may be levied against said real property by reason thereof. For the purpose of determining said amount, figures supplied by the County Assessor as to the amount so assessed shall be conclusive.

PARAGRAPH FORTY. GENDER AND INTERPRETATION OF TERMS AND PROVISIONS.

As used in this Lease and whenever required by the context thereof, each number, both singular or plural, shall include all numbers, and each gender shall include all genders. Lessor and Lessee as used in this Lease or in any other instrument referred to in or made a part of this Lease shall likewise include all genders. Lessor and Lessee as used in this Lease or in any other instrument referred to in or made a part of this Lease shall likewise include both the singular and the plural, a corporation, a partnership, individual, firm or person acting in any fiduciary capacity as executor, administrator, trustee, or in any other representative capacity or any other entity. All covenants herein contained on the part of Lessee shall be joint and several, if more than one person, firm or entity executes the Lease.

1. See Addendum, Paragraph 5.



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PARAGRAPH FORTY-ONE. COVENANTS TO BIND SUCCESSORS.

All and singular the terms hereof shall apply to, run in favor of and shall be binding upon and inure to the benefit of, as the case may require, the parties hereto, and also their respective heirs, executors, administrators, personal representatives and assigns and successors in interest, subject at all times nevertheless to the provisions of Paragraph Twenty-four hereof relating to restrictions upon assignment or subletting this Lease or the demised premises.

PARAGRAPH FORTY-TWO. LESSEE'S ACKNOWLEDGMENT OF CONDITION OF PREMISES.--- See exhibit "C

Lessee agrees that its acceptance of the demised premises evidenced by Lessee's entry into possession thereof shall constitute unqualified proof that the demised premises are, as of the date of the commencement of Lessee's occupancy thereof, in a tenantable and good condition and Lessee therefore accepts the premises in an "as-is" condition, that Lessee will take good care thereof, and Lessee hereby waives the right to make repairs at Lessor's expense under the provisions of any law. Any law terminating this Lease or giving Lessee the right to terminate its Lease by reason of destruction or damage to all or part of the demised premises is hereby waived by Lessee. Upon Lessee's entering into occupancy of the leased premises Lessee acknowledges that Lessee has been afforded the opportunity to thoroughly inspect the leased premises and to review the plans and specifications relating to the leased premises and to have Lessee's contractors, engineers and other consultants inspect the leased premises and the plans and specifications relating to the leased premises. The Lessee is uniquely and solely aware of the Lessee's needs and special requirements with respect to the leased premises and Lessee's anticipated business operations in the leased premises and hereby represents and warrants to Lessor that the leased premises will be adequate to meet all of Lessee's needs and special requirements in their as-is condition. The Lessor has not made any representations or warranties with respect to the leased premises or the suitability of the same for Lessee's intended uses and Lessee hereby expressly waives any and all rights which Lessee has or may acquire to claim that Lessor has made or has any duty to make any representations or warranties with respect to the condition of the leased premises or the suitability or adequacy of the leased premises for Lessee's intended purposes.

PARAGRAPH FORTY-THREE. DEFINITION OF TERMS.

As used in this Lease, the following terms shall have the meanings as set forth in this paragraph.

(a) The term "common areas" means the portions of the Shopping Center which have at the time in question been designated and improved for common use by or for the benefit of more than one Lessee or concessionaire of the Shopping Center; which may include, without limitation, the land and facilities utilized for parking area, access and perimeter roads; truck passageways (which may be in whole or in part, sub-surface) and loading platforms therein (including, notwithstanding anything herein contained, any such platform as is for the use of Lessee or concessionaire); service corridors and stairways providing access from store premises to such platforms and truck passageways; landscaped areas; exterior walks, arcades, stairways, elevators, escalators and/or ramps; interior corridors, covered sidewalks; elevators, stairs, arcades and/or balconies and decks; directory equipment, pylon signs, monument signs; wash rooms, comfort rooms, drinking fountains, toilets and other public facilities: and bus stations, taxi stands, and the like; but excluding any portion of the Shopping Center so included within common areas when designated by Lessor for a non-common use, and any portion thereof not theretofore included within common areas shall be included when so designated by Lessor and improved for common use. Storage sheds and buildings used for the storage of materials and equipment used to maintain, repair or replace common areas shall be considered common areas at Lessor's election, provided no portion of any such shed or buildings in excess of 200 square feet shall be considered common areas.

(b) The terms "concessionaire" or "concessionaires" mean any person who or which conducts any business in any portion of the demised premises as a lessee or sublessee or under any concession or license from Lessee, or as a sublessee of, or under any concession or license from, any such lessee or sublessee or person holding such concession or license, whether or not Lessee was authorized under the provisions of this Lease to make or grant any such Lease, license or concession.

(c) The term "Lessor" as used in this Lease, shall mean the owner of the store unit comprising the demised premises and land on which such store unit stands. If such store unit and the land be sold or conveyed, the seller shall be entirely relieved and discharged of all covenants and obligations under this Lease, except those accrued to the date of such sale by Lessor; and it shall be deemed without further agreement between the parties hereto and their successors, subject to the terms of Paragraph Twenty-Three hereof, that the purchaser at such sale has assumed and agreed to carry out all of the covenants and obligations of Lessor hereunder.

(d) The term "mortgage company" (whether used in the singular or plural number) shall embrace and include any bank, insurance company or other financial lending institution.

PARAGRAPH FORTY-FOUR. NOTICES RE: CONSTRUCTION.

At least fifteen days prior to the commencement of any work or construction of any alterations, additions, replacements, or substantial repairs in or about the demised premises, Lessee shall notify Lessor in writing of the intended work and expected date of commencement thereof. Nothing in this paragraph shall be construed to permit Lessee to make any alterations, additions, replacements or substantial repairs in or about the demised premises. Lessor shall have the right at any time and from time to time to post and maintain on the demised premises such notices as Lessor deems necessary to protect the demised premises and Lessor from mechanic's liens, materialmen's liens or any other liens. Lessee further agrees to secure and maintain, at Lessee's sole cost and expense, bonds with appropriate corporate sureties, indemnifying Lessor and the demised premises against all of the aforesaid and guaranteeing the lien free completion of and payment for all work, materials and construction in a form satisfactory to Lessor. In the event Lessee does not so obtain such bonds prior to the date of commencement of any such work or construction as provided herein, Lessor shall be, and is hereby authorized, at its option, to obtain such bonds in a form satisfactory to Lessor, the cost of which bonds shall be reimbursed to Lessor by Lessee at such time as the next installment of rental under the terms of the Lease shall become due and payable.

Lessee covenants and agrees throughout the term of this Lease, to keep all of the demised premises and every portion thereof free and clear of and from any and all mechanic's, materialmen's, and other liens. Lessee further covenants and agrees that it shall save, indemnify and hold Lessor and all of the demised premises and all buildings and improvements thereon free and harmless of and from any and all such liens and claims of liens. Should Lessee fail to discharge or cause the release of any such liens or charges, Lessor, at Lessor's option, may satisfy said lien by the payment thereof, and in such event the amount of said payments shall bear interest thereon at the rate of two percentage



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points above the "prime" rate or "reference" rate of the Bank of America or the highest rate legally allowable, whichever is lower. Interest shall begin to accrue on the date said payment is so made and continue until repayment by Lessee, which repayment shall be due and payable by Lessee at such time as the next installment of rental shall become due and payable. Said right of Lessor to so satisfy said lien or charge as provided under the terms of this paragraph shall be in addition to any other rights reserved to Lessor under the terms of this Lease or under applicable law and said right is not intended to be exclusive of any other remedies or means of redress to which Lessor may be lawfully entitled by reason of any breach or threatened breach by Lessee.

PARAGRAPH FORTY-FIVE. CORPORATE RESOLUTIONS.

If a corporation executes this Lease as a Lessee, Lessee shall promptly furnish Lessor certified corporate resolutions attesting to the authority of the officers to execute the Lease on behalf of such corporation.

PARAGRAPH FORTY-SIX. ASSIGNMENT BY LESSOR.

Notwithstanding any of the provisions of this Lease, Lessor (a) may assign, in whole or in part, Lessor's interest in this Lease, and (b) may sell all or part of the Shopping Center.

PARAGRAPH FORTY-SEVEN. OTHER SHOPPING CENTER USES.

It is understood that other portions of the Shopping Center may be used for the conduct of businesses identical to or similar to the business to be conducted by Lessee in the demised premises. The enumeration in the Lease of uses or businesses permitted to be conducted in the demised premises shall not be construed to give Lessee the exclusive right to conduct such business within the Shopping Center and shall not be construed to limit or restrict Lessor's right to permit other tenants within the Shopping Center to operate businesses identical to or similar to the business of Lessee. Any agreements, representations or understandings, oral or written, made by Lessor, Lessor's employees, agents or representatives, giving Lessee the exclusive right within the Shopping Center to conduct any particular business or limiting Lessor's right to lease portions of the Shopping Center to tenants whose businesses may be identical to or similar to Lessee's business are superseded by the provisions of this Lease and are void. The enumeration in this Lease of uses or businesses permitted to be carried on by Lessee in the demised premises shall not be construed as a representation, warranty or covenant, express or implied, that the demised premises are usable for such purposes. Lessor makes no representation or warranty that any other business in the Shopping Center will continue to operate and Lessee acknowledges that the continued operation of any such other business is not a condition of this Lease.

PARAGRAPH FORTY-EIGHT. LESSEE'S CONSENT TO CERTAIN PROCEEDINGS.

Lessee understands that Lessor may subdivide the Shopping Center or obtain governmental approval to record a parcel map, lot line adjustment, parcel map waiver, Certificate of Compliance or otherwise attempt to make possible the division of or further division of the shopping center into several separate and distinct parcels for any purpose whatsoever including, without limitation, sale, lease or financing. Lessee further understands that Lessor may attempt to create condominiums or stock cooperatives out of any present or future building located in the Shopping Center. Lessee agrees that, if in connection with any of the above procedures, any title company, financial institution or governmental agency requires or requests that Lessee consent to such procedures, that Lessee shall deliver such written consent in the form requested by Lessor or such institution or agency within five days of such request. Furthermore, Lessee irrevocably appoints Lessor as Lessee's attorney-in-fact for providing such consent.

PARAGRAPH FORTY-NINE. UNION LABOR.

It is understood that Lessor may finance the construction, repair or rebuilding of the demised premises or may place permanent financing on the demised premises or any portion of the Shopping Center and as a condition to obtaining such financing Lessor and Lessee may be required to warrant, covenant, promise or guarantee to the lender that all workmen, contractors, subcontractors, employees, laborers and others providing services, labor, materials or equipment relating directly or indirectly to the construction, repair or rebuilding of any such improvements be a party to a collective bargaining agreement and/or be a member of a labor organization or union. Lessee agrees to employ or cause to be employed only those persons, firms, or entities which are parties to such bargaining agreement, labor organization or union in connection with any work done to or alteration of the demised premises. Nothing herein contained shall be construed to permit any alteration to the demised premises.

PARAGRAPH FIFTY. USE AND RETURN OF DEPOSIT.

In the event of the failure of Lessee to keep and perform any of the terms, covenants and conditions of this Lease to be kept and performed by Lessee, then the Lessor at its option may appropriate and apply the entire deposit of Lessee as provided in the Article of the Lease, entitled "Amount of Deposit", or so much thereof as may be necessary, to compensate the Lessor for all loss or damage sustained or suffered by Lessor due to such breach on the part of the Lessee. Should the entire deposit, or any portion thereof be appropriated and applied by Lessor for the payment of overdue rent or other sums due and payable to Lessor by Lessee hereunder, then Lessee shall upon the written demand of Lessor forthwith remit to Lessor a sufficient amount in cash to restore said security to the original sum deposited, and Lessee's failure to do so within five days after receipt of such demand shall constitute a breach of this Lease. Should Lessee comply with all of said terms, covenants and conditions and promptly pay all the rental herein provided for as it falls due, and all other sums payable by Lessee without interest to Lessor hereunder, the deposit shall be returned in full to Lessee without interest at the end of the term of this Lease, or upon the earlier termination of this Lease. Immediately upon the occurrence of a default, an amount reasonably necessary to cure said default shall, automatically and without any further action on the part of Lessor, be and become the property of Lessor for the purpose of curing said default unless Lessor unequivocally elects not to have such portion of the deposit be applied as provided herein. Lessor is not to be deemed a trustee with respect to such deposit and may commingle said deposit with Lessor's other funds.

PARAGRAPH FIFTY-ONE. MISCELLANEOUS PROVISIONS.

A. Time of Essence.

Time is hereby expressly declared to be of the essence of this Lease and of each and every covenant, term, condition, and provision



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hereof.

B. Partial Invalidity.

If any term, covenant or condition of this Lease or the application thereof to any person, entity or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term, covenant or condition to persons, entities or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each such remaining term, covenant or condition of this Lease shall be valid and be enforced to the fullest extent permitted by law.

C. No Reservations.

The submission of this Lease for examination does not constitute a reservation of the demised premises and this Lease becomes effective as a Lease only upon the execution and delivery thereof by Lessor and Lessee.

D. Waiver of Liability.

Anything in this Lease to the contrary notwithstanding, Lessee agrees that it shall look to the estate and property of the Lessor in the land and/or building of which the demised premises are a part, and, subject to prior rights of any mortgagee of the premises, for the collection, satisfaction or enforcement of any judgment (or other judicial or administrative process) requiring the payment of money or the performance or nonperformance of certain acts by Lessor in the event of any default or breach by Lessor with respect to any of the terms, covenants and conditions of this Lease to be observed and/or performed by Lessor, and no other assets of the Lessor shall be subject to levy, execution or other procedures for the satisfaction of any remedy, judgment or order of Lessee. If Lessor transfers this Lease, except as collateral security for a loan, upon such transfer Lessor will be released from all liability and obligation hereunder.

E. Non-Reciprocal Rights of Lessor.

Whenever a right, option or remedy is given to Lessor pursuant to this Lease including without limitation, the right to cancel or otherwise terminate this Lease for any cause or causes specified herein, such right, option or remedy is expressly for the benefit of Lessor or Lessor's successors and assigns and no similar reciprocal right shall be deemed given to Lessee or for Lessee's benefit by reason of any law or by operation of law or by interference or otherwise.

F. Holding Over.

If Lessee shall remain in possession of the demised premises after the expiration of the term, such occupancy shall be a tenancy from month-to-month upon the terms and provisions of this Lease, except for fixed minimum rent and those provisions pertaining to the term. The monthly installment of fixed minimum rent for each month of any such month-to-month tenancy shall be the greater of (i) ~~twice~~ 150% of the highest monthly installment of fixed minimum rent payable for the immediately preceding twelve (12) month period, or ~~(ii) one twelfth (1/12th) of an amount equal to the total of the fixed minimum rent plus percentage rental payable for the immediately preceding twelve (12) month period.~~ Said monthly tenancy may be terminated by either party giving the other not less than thirty (30) days' prior written notice, and such tenancy shall only be terminable as of the end of a calendar month. Nothing contained herein shall be deemed to restrict or limit Lessor's right to recovery of possession of the premises at the expiration or earlier termination of the Lease. Lessee shall be liable for all damages sustained by Lessor as a result of Lessee's holding over without Lessor's consent.

G. Late Charges And Interest On Past-Due Obligations.

(i) Lessee acknowledges that late payments by Lessee to Lessor of rent and other amount due under this Lease will cause Lessor to incur costs not contemplated by this Lease, with the exact amount of such costs being extremely difficult and impractical to fix. Such costs include, without limitation, processing and accounting charges, administrative expenses and late charges that may be imposed on Lessor by the terms of any encumbrance and note secured by any encumbrance covering the demised premises. Therefore, if any installment of rent or other amount due from Lessee is not received by Lessor when due, Lessee shall pay to Lessor an additional sum of ten percent (10%) of the overdue amount as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the costs that Lessor will incur by reason of late payments by Lessee. Acceptance of any late charge shall not constitute a waiver of Lessee's default with respect to the overdue amount, nor prevent Lessor from exercising any of the other rights and remedies available to Lessor. If any payment made by Lessee by check, draft or money order is returned to Lessor due to insufficient funds, Lessor shall have the right at any time thereafter, upon written notice to Lessee, to require Lessee to make all subsequent payments by cashier's or certified check.

(ii) Rent and other amounts not paid when due to Lessor shall bear interest from the date due until paid at the higher of (a) ten percent (10%) per annum or (b) five percent (5%) plus the rate established by the Federal Reserve Bank of San Francisco on advances to member banks but in no event in excess of any applicable maximum non-usurious rate of interest.

H. Lessee's Submittals.

If Lessee requests that Lessor (i) consider or approve an assignment of this Lease or a sublease of all or any part of the demised premises or (ii) review and/or approve any document or agreement of any lender or prospective lender of Lessee then in each and every such event Lessor may first require the payment by Lessee of a reasonable attorney's fees for the cost to Lessor of having its legal advisors review and/or approve any such request. ~~If Lessee requests that Lessor review and/or approve any plans and specifications for any improvements and/or alterations which Lessee wishes to make or which Lessee is required to make pursuant to the terms of this Lease then in each and every such event Lessor may first require the payment by Lessee of $150.00 to Lessor for the cost to Lessor of having its construction and or architectural advisors review and/or approve such request.~~

PARAGRAPH FIFTY-TWO. PARAGRAPH HEADINGS.

The Paragraph and Article titles herein are for convenience only and do not define, limit or construe the contents of such paragraph or articles.

INITIAL

PARAGRAPH FIFTY-THREE. HAZARDOUS MATERIALS.

(a) The term "Hazardous Materials", as used in this Lease shall include, without limitation, flammables, explosives, radioactive materials, asbestos, polychlorinated biphenyls (PCBs), chemicals known to cause cancer or reproductive toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, petroleum and petroleum products, and substances declared to be hazardous or toxic under any law or regulation now or hereinafter enacted or promulgated by any governmental authority.

(b) Lessee shall not cause or permit to occur (i) any violation of federal, state or local laws, rules, orders, regulations, directives, orders or requirements (collectively called "laws" below) now or hereinafter enacted or issued, related to environmental conditions on, under or about the premises, or arising from Lessee's leasehold interest in or use or occupancy of the premises, including but not limited to, soil and ground water conditions; or (ii) the use, generation, release, manufacture, refining, production, processing, storage or disposal of any Hazardous Materials on, under, or about the premises or the transportation to or from the premises of any Hazardous Materials, except as specifically approved by Lessor which approval Lessor shall not unreasonably withhold, so long as Lessee demonstrates to Lessor's reasonable satisfaction that such Hazardous Materials, and the quantities thereof, are necessary or useful to Lessee's business and will be used, kept and stored in a manner that complies with all laws.

(c) Lessee shall, at its own expense, make all submissions to, provide all information required by, and comply with all requirements of all governmental authorities (the "Authorities") under the laws.

(d) Should any Authority or any third party demand that a cleanup plan be prepared, and/or that a cleanup be undertaken because of any deposit, spill, discharge, or other release or Hazardous Materials that occurs during the term of this Lease, at or from the premises which arises at any time from the use or occupancy of the premises, then Lessee shall, at its own expense, prepare and submit the required plans and all related bonds and other financial assurances, and Lessee shall carry out all cleanup.

(e) Lessee shall indemnify, defend and hold Lessor and its officers, directors, beneficiaries, shareholders, partners, agents, employees and lenders harmless from all fines, suits, procedures, claims and actions of every kind, and all costs associated therewith (including attorneys' and consultant's fees) arising out of or in any way connected with any deposit, spill, discharge or other release of Hazardous Materials that occurs during the term of this lease, at or from the premises, or which arises at any time from Lessee's use or occupancy of the premises or from Lessee's failure to provide all information, make all submissions and take all steps required by all Authorities and under the laws.

(f) Lessee's obligations and liabilities under this paragraph shall survive the expiration or earlier termination of this Lease.



INITIAL

ADDENDEM TO LEASE by and between Terra West Investment Company, a general partnership, (Lessor) and Southwest Community Bank (Lessee).

1. This lease is contingent upon Lessee's receipt of regulatory approval to operate a bank in the Premises. Lessee will apply for said approval on or before thirty (30) days following the date hereon and will at all times diligently pursue said approvals. Lessee will notify Lessor, in writing, as soon as Lessee receives said approval in order that Lessor may start Lessor's construction. Should Lessee not receive regulatory approval to operate a bank in the Premises on or before sixty (60) days from application and notify Lessor of the receipt thereof by said date, this Lease will be null and void and neither Lessor nor Leasee will have any further obligation as to the Lease.

2. Within three (3) days after completion of Lessor's construction, Lessor's representative and Lessee's representative will do a walk through of the premises and Lessee will take possession of premises.

3. Lessor will provide a Tenant Improvement Allowance of fifteen dollars ($15.00) per square foot which shall be attributable towards Lessee's improvements to the Premises. Said allowance will be paid to Lessee following the completion of Lessee's work and delivery to Lessor of all mechanics lien releases pertaining to work conducted in the premises.

4. Subject to: (a) Governmental approval and Landlord's signage criteria,
   (b) Any approval required by the CC&R's and Landlord,
   Lessee shall be permitted to install a monument sign along Avocado Rd. frontage, adjacent to the property, at a location approved by the Lessor.

5. If Lessee discontinues the operation of its business within the premises for a substantially continuous period of ninety (90) days for any reason other than to remodel or repair damage to the premises, or for any other cause beyond the Lessee's reasonable control, the Lessor may elect to terminate the Lease by delivering Lessee written notice of termination prior to the time Lessee recommences the operation of its business. If Lessor makes such election the Lease will be terminated effective ninety (90) days following the date of Lessor's notice and concurrently with the effective date of termination the Lessor will reimburse Lessee Lessee's undeprediated costs of permanent building improvements installed by Lessee in the premises. The Lessee will, within thirty (30) days following Lessor's written request from time to time, give Lessor written notice specifying the Lessee's undepreciated cost of permanent building improvements.

6. RIGHT OF FIRST REFUSAL:

   a. If Lessor receives an offer for the leasing of a free standing ATM machine in the portion of the Common Area outlined in green on Exhibit "A" hereto which Lessor wishes to accept, then Lessor will deliver leases to Lessee which shall contain the same terms and conditions set forth in said offer. The leases shall be deemed delivered to Lessee when received if delivered to Lessee personally, or two (2) days after deposited in the mail by Lessor (addressed to premises in the Lease) if sent by mail. Lessee may exercise its right of first refusal only by signing and returning the leases to Lessor with the security deposit required in such leases within seven (7) days of Lessee's receipt from the Lessor. Such items shall be deemed received by Lessor only upon Lessor's actual receipt thereof.
   b. If Lessee fails to exercise such right of first refusal after the first such offer is delivered to Lessee, then this right of first refusal shall terminate.
   c. Said right of first refusal will terminate on the earliest to occur of (i) the occurrence of an event in (b) above (ii) the expiration or earlier termination of this Lease and (iii) the date Terra West Investment Company no longer owns the property outlined in green on Exhibit "A".

7. Although the Lessor has agreed to replace the roof membrane and, if necessary, the roof sheathing, neither the Lessor nor the Lessee have investigated any other matter with ~~respect~~

respect to the structural soundness of the building. As soon as reasonably possible following the execution of this lease, but no later than 15 days from lease execution, the Lessor will hire a consultant to make a structural inspection of the premises to determine whether they are structurally sound. If it is determined that the premises are not structurally sound and the Lessor is unwilling or unable to undertake the required corrective work in order to make the premises structurally sound, the Lessor may terminate the Lease at any time on or before five (5) days following that date on which Lessee notifies Lessor that Lessee has obtained the regulatory approvals to operate a bank in accordance with the provisions of Article 1 of the Addendum attached to this Lease. If Lessor elects to terminate this Lease within said time period then neither party will have any further liability with respect to this Lease. If Lessor fails to terminate the Lease within said time period then the Lessor will, in addition to the work required by Exhibit "C" hereto, tender possession of the premises to the Lessee in a structurally sound condition.

8. Commencing on the date hereof and continuing thereafter on a month-to-month basis the Lessee will lease the premises located within the Shopping Center at 1175 Avocado Boulevard, Suite 107, El Cajon, California ("Temporary Space"). The term of said Lease shall be on a month-to-month basis, terminable by either party upon thirty days written notice to the other. The total rental payable on the Temporary Space will be $1,000.00 per month, commencing on the date Lessee receives applicable regulatory approvals to operate in the temporary space and monthly thereafter on the first day of each calendar month until the Lease on the temporary Space is terminated. Rent will be prorated on a thirty day basis for any partial month. Lessee will accept said Temporary Space in its as-is condition. Lessor will place the HVAC, plumbing and power in good working condition when Tenant takes possession of the premises. Lessee will carpet and clean the space and will return the premises in a clean and carpeted condition upon the expiration of said month to month Lease. The terms of the Lease on the Temporary Space shall be identical to those set forth within the Lease except as to the location of the premises, and subject to the following conditions:

    1. Lessee will not, as to the Temporary Space, be required to pay any costs, fees and expenses to the Lessor pursuant to Article 5 of the Lease or pursuant to General Provisions Paragraphs Nine, Eleven, Nineteen or Twenty.
    2. The Lessor shall not be required to perform any of the work set forth in Exhibit C with respect to the Temporary Space.
    3. The Lessor will not be required to pay any Tenant Improvement Allowance with respect to the Temporary Space.
    4. The Lessor has no obligation to repair or maintain the Temporary Space during the term of the month-to-month Lease.



PLAZA DE LAS PALMAS

FIRST OPTION ADDENDUM

Provided Lessee is not in default under this Lease, and further provided, Lessee gives Lessor at least one hundred fifty (150) days written notice prior to the end of the term of this Lease of Lessee's unequivocal and irrevocable election to extend the term of such lease, Lessee is hereby given the option to extend the term of the Lease for one (1) separate period of five (5) years. The same terms and covenants, and agreements set forth in the Lease (including without limitation the increases to Fixed Minimum Rent provided for in Article 4 of the Lease) shall apply with full force and effect to the demised premises and the parties hereby during the extended term if Lessee exercises its option herein.

LESSOR'S INITIALS

LESSEE'S INITIALS

P L A Z A [L A S P A L M A S

E X H I B I T A


CHASE AVENUE
EXISTING THRIFTY DRUG STORE
VONS FOOD AND DRUG STORE
1175
1255
1265
SHOPS BLDG. #5 6,000 sf FUTURE
SHOPS BLDG. #8 3,600 sf FUTURE
EXISTING BLDG.
AVOCADO BLVD
LESSEE'S CONTROL AREA
Oremen Associates
architecture & planning
San Diego, California (619) 283-5541
SITE PLAN
NORTH
VICINITY MAP
SITE
CHASE
MAGNOLIA
AVOCADO
MOLLISON
WASHINGTON

LEASING SCHEDULE

SPACE NUMBER	SQUARE FOOTAGE
1175 AVOCADO BLVD.	
101	1,355
102	1,100
103	1,100
104	1,100
105	1,200
106	1,200
107	1,195
109	2,800
1255 AVOCADO BLVD.	
101	1,200
102	1,020
103	1,020
104	1,080
105	1,400
106	1,190
107	1,190
1265 AVOCADO BLVD.	
101	1,140
102	1,140
103	1,500
104	1,000
105	1,400
106	1,810
107	1,010
108	1,000
109	2,000

LESSEE'S INITIALS

LESSOR'S INITIALS

EXHIBIT B

LEGAL DESCRIPTION

All that certain real property in the city of El Cajon, County of San Diego, State of California more particularly described in Exhibit A to that certain Declaration of Establishment of Protective Covenants, Conditions And Restrictions And Grants of Easements recorded May 26, 1972 as Recorder's File No. 132968, Official Records of said County, excepting therefrom any portion of said property which may have been dedicated for public streets or roads.


INITIAL


INITIAL

PLAZA DE LAS PALMAS
EXHIBIT "A-1"
BUILDING FLOOR PLAN

VAULT


INITIAL


INITIAL

PLAZA DE LAS PALMAS
EXHIBIT "C"

Lessor shall, at Lessor's expense and in accordance with the plans and specifications prepared by Lessor, do the following work on the leased premises prior to the commencement of the lease term:

1. Install a new roof membrane and, if necessary, roof sheathing. The installation will be done by a licensed contractor, in accordance with industry standards for a like commercial building. Tenant will not be responsible for roof repairs to the extent covered under contractor warranty.

2. Install new HVAC unit(s) and ducting.

3. Remove all non-structural walls except walls labeled on Exhibit A-1 "to remain".

4. Install a new ceiling grid in areas shown on Exhibit "A-1" and replace damaged lighting fixtures.

5. Concrete slab clean and ready to accept floor covering.

6. Existing electrical to be in good working order.

7. Existing plumbing and related fixtures to be in good working order.

8. All restrooms to be in full compliance with ADA standards.

9. Eliminate all mildew from building.

10. Termite inspection and any necessary remediation.

11. Vault door to remain in the premises.

All work to be performed in accordance with all applicable laws, rules, regulations and standards of good workmanship.

Lessee shall at Lessee's expense perform and install all other work in accordance with plans to be submitted to Lessor for approval <u>prior</u> to commencement of work.




INITIAL


TENANT SIGN
TENANT SIGN
TENANT SIGN
TENANT SIGN
TENANT SIGN
TENANT SIGN
TENANT SIGN

TYPICAL ELEVATION
1/8"=1'-0"

CHASE AVE.
MONUMENT SIGN "B"
MONUMENT SIGN "A"
AVOCADO BLVD.
NORTH

SITE PLAN
NO SCALE

TENANT SIGN LOCATION

MONUMENT SIGN LOCATION

TENANT SIGN HEIGHT

SINGLE LINE:
2'-6" MAXIMUM LETTER HEIGHT

DOUBLE LINE:
3'-6" MAXIMUM TOTAL HEIGHT

TENANT SIGN

GENERAL NOTES

1. The purpose of these criteria is to establish sign standards necessary to insure coordinated proportional exposure to all tenants. Performance shall be strictly enforced and any non-conforming signs shall be removed by the tenant or his sign contractor at their expense.

2. Each tenant shall submit to the Landlord, for written approval, four (4) copies of a detailed shop drawing to scale of his proposed sign, indicating conformance with these criteria. Each submittal shall include, but not be limited to, pertinent dimensions, details and color call-outs. Submittal to be sent to Landlord within thirty (30) days of lease execution.

3. The letter design and color for each sign shall be at the tenant's discretion. Landlord's design approval will be based upon compatibility with storefront design, and with regard for the character intended for the overall development.

4. The tenant shall pay for all signs and their installation and maintenance.

5. The tenant shall submit Landlord-approved drawings to all agencies requiring approval and shall pay for required approvals and permits. Signs shall be installed no later than thirty (30) days after tenant opens for business.

6. All work shall be of excellent quality. Landlord reserves the right to reject any work determined to be of lesser quality by Landlord or Project Architect.

7. All signs and their installation must comply with all local building and electrical codes. Local sign ordinances should be consulted for requirements not covered in these criteria.

8. Tenant shall be allowed to place signage in the windows upon written approval of the Landlord.

9. Tenant may identify service door for delivery and emergency purposes only. Signs shall not exceed 144 square inches and shall be (2) inches high bold gothic printed or painted on sheet metal plaque painted to match color of door and affixed with minimum of four (4) self-tapping sheet metal screws.

10. Signs shall be wall type only. Allowable copy area shall not occupy more than 80% of the linear frontage of the lease space.

11. Upon termination of lease, tenant to repair building damage, including patching of holes to match the adjacent structure, after removal of sign.

GENERAL SPECIFICATIONS

1. No animated, flashing or audible signs will be permitted.

2. Logo may be approved at Landlord's option.

3. No exposed tubing or lamps will be permitted.

4. No exposed raceways, crossovers, conduits, conductors, transformers, etc., shall be permitted, except as noted on drawing.

5. Sign contractor shall provide necessary fastening and bracing to securely install sign (for wind loads, etc.).

INTERNALLY ILLUMINATED CHANNELUME TYPE LETTERS W/ PLEXIGLASS FACES AND DARK BRONZE ANODIZED CAPS


A

INDIVIDUAL LETTER DETAIL
TENANT SIGN

INITIAL



PLAZA DE LAS PALMAS

SIGN CRITERIA

Oremen Associates
architecture & planning
San Diego, California (619) 283-5541

PROJECT NO. 88072
DATE 3/1/89

AMENDMENT NO. 1 TO LEASE

THIS AMENDMENT is entered into as of the 27th day of OCTOBER, 2000 between **TERRA WEST INVESTMENT COMPANY, a General Partnership ("Lessor")** and **SOUTHWEST COMMUNITY BANK ("Lessee")**.

RECITALS

A. Lessor and Lessee entered into a Lease dated May, 23, 2000 for premises located at 1235 Avocado Boulevard in El Cajon, California.

B. Exhibit C attached to the Lease required the Lessor to do certain work on the leased premises as more particularly described in said Exhibit C.

C. The Lessor has performed some but not all of the work required pursuant to Exhibit C. The Lessee desires to accept the premises in their as-is condition and to complete the balance of the Exhibit C work all upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged the parties agree as follows:

AGREEMENT

1. The parties agree that Lessor shall not be required to perform any of the additional work required in the Exhibit C other than certain work which Lessor has completed prior to the date hereof. Lessee hereby accepts the premises in their as-is condition and agrees to complete all the work required pursuant to Exhibit C as promptly as reasonably practical.

2. The Lessor is obligated to pay a Tenant Improvement Allowance pursuant to paragraph 3 of the Addendum to Lease attached to the Lease. The parties hereby agree to increase said Tenant Improvement Allowance by Eighty-Five Thousand & No/100 Dollars ($85,000.00) in consideration of Lessee's having agreed to complete the work described in said Exhibit C.

3. The second sentence of Article 3 on page 1 of the Lease is hereby deleted and the following is substituted in lieu thereof:

> "The payment of said fixed minimum rent shall begin on April 1, 2001 (which date shall constitute the 'Rent Commencement Date')".

4. Except as herein amended the Lease remains in full force and effect and is unchanged.

5. This Agreement shall inure to the benefit of and be binding upon the parties and their heirs, successors, transferees and assigns; subject, however, to the limitations set forth in the Lease upon Lessee's ability to assign and sublease.

IN WITNESS WHEREOF, the parties have executed this **AMENDMENT**.

("LESSOR")	**("LESSEE")**
TERRA WEST INVESTMENT COMPANY, A General Partnership	**SOUTHWEST COMMUNITY BANK**
BY ______	**BY** ______
KENNETH D. HINSVARK, ITS GENERAL PARTNER	**ITS** CEO
	BY ______
	ITS CCC

AMENDMENT NO. 1 TO LEASE

THIS AMENDMENT is entered into as of the 27th day of OCTOBER, 2000 between **TERRA WEST INVESTMENT COMPANY, a General Partnership ("Lessor") and SOUTHWEST COMMUNITY BANK ("Lessee").**

RECITALS

A. Lessor and Lessee entered into a Lease dated May, 23, 2000 for premises located at 1235 Avocado Boulevard in El Cajon, California.

B. Exhibit C attached to the Lease required the Lessor to do certain work on the leased premises as more particularly described in said Exhibit C.

C. The Lessor has performed some but not all of the work required pursuant to Exhibit C. The Lessee desires to accept the premises in their as-is condition and to complete the balance of the Exhibit C work all upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged the parties agree as follows:

AGREEMENT

1. The parties agree that Lessor shall not be required to perform any of the additional work required in the Exhibit C other than certain work which Lessor has completed prior to the date hereof. Lessee hereby accepts the premises in their as-is condition and agrees to complete all the work required pursuant to Exhibit C as promptly as reasonably practical.

2. The Lessor is obligated to pay a Tenant Improvement Allowance pursuant to paragraph 3 of the Addendum to Lease attached to the Lease. The parties hereby agree to increase said Tenant Improvement Allowance by Eighty-Five Thousand & No/100 Dollars ($85,000.00) in consideration of Lessee's having agreed to complete the work described in said Exhibit C.

3. The second sentence of Article 3 on page 1 of the Lease is hereby deleted and the following is substituted in lieu thereof:

"The payment of said fixed minimum rent shall begin on April 1, 2001 (which date shall constitute the 'Rent Commencement Date')".

4. Except as herein amended the Lease remains in full force and effect and is unchanged.

5. This Agreement shall inure to the benefit of and be binding upon the parties and their heirs, successors, transferees and assigns; subject, however, to the limitations set forth in the Lease upon Lessee's ability to assign and sublease.

IN WITNESS WHEREOF, the parties have executed this **AMENDMENT.**

("LESSOR")

TERRA WEST INVESTMENT COMPANY,
A General Partnership

BY ______________________
KENNETH D. HINSVARK, ITS GENERAL PARTNER

("LESSEE")

SOUTHWEST COMMUNITY BANK

BY ______________________
ITS CEO

BY ______________________
ITS CCO

10/27/2000.twl El Cajon, California
(AMENDMENT) Southwest Community Bank
Amendment No. 1 to Lease



STANDARD INDUSTRIAL/COMMERCIAL MULTI-TENANT LEASE - GROSS
AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION

1. **Basic Provisions ("Basic Provisions").**

1.1 **Parties:** This Lease ("**Lease**"), dated for reference purposes only June 25, 2002, is made by and between Trevor Associates, Ltd. ("**Lessor**") and Southwest Community Bank, a California Banking Corporation ("**Lessee**"), (collectively the "**Parties**", or individually a "**Party**").

1.2(a) **Premises:** That certain portion of the Project (as defined below), including all improvements therein or to be provided by Lessor under the terms of this Lease, commonly known by the street address of 26755 Jefferson Avenue, Portion of Suite C, located in the City of Murrieta, County of Riverside, State of California, with zip code 92562, as outlined on Exhibit A attached hereto ("**Premises**") and generally described as (describe briefly the nature of the Premises): A front corner portion of Suite C with dimensions of 40' wide by 75' deep for a total of 3,013 square feet.

In addition to Lessee's rights to use and occupy the Premises as hereinafter specified, Lessee shall have non-exclusive rights to the Common Areas (as defined in Paragraph 2.7 below) as hereinafter specified, but shall not have any rights to the roof, exterior walls or utility raceways of the building containing the Premises ("**Building**") or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "**Project.**" (See also Paragraph 2.)

~~1.2(b) **Parking:** 6 unreserved vehicle parking spaces ("**Unreserved Parking Spaces**"); and 4 reserved vehicle parking spaces ("**Reserved Parking Spaces**"). (See also Paragraph 2.6.)~~ See Addendum Paragraph #55.

1.3 **Term:** 5 years and 0 months ("**Original Term**") commencing See Addendum ("**Commencement Date**") and ending See Addendum ("**Expiration Date**"). (See also Paragraph 3.)

1.4 **Early Possession:** See Addendum ("**Early Possession Date**"). (See also Paragraphs 3.2 and 3.3.)

1.5 **Base Rent:** $ 4,820.80 per month ("**Base Rent**"), payable on the first day of each month commencing See Addendum. (See also Paragraph 4.)

☑ If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted.

1.6 **Lessee's Share of Common Area Operating Expenses:** N/A percent (-- %) ("Lessee's Share").

1.7 **Base Rent and Other Monies Paid Upon Execution:**

(a) **Base Rent:** $ 4,820.80 for the period 12 months from commencement date.

(b) **Common Area Operating Expenses:** $ 0 for the period --.

(c) **Security Deposit:** $ N/A ("**Security Deposit**"). (See also Paragraph 5.)

(d) **Other:** $ N/A for N/A.

(e) **Total Due Upon Execution of this Lease:** $ 4,820.80.

1.8 **Agreed Use:** Retail banking and loan production office and related uses. Permission for this use by the City of Murrieta will be a contingency of this Agreement. (See also Paragraph 6.)

1.9 **Insuring Party.** Lessor is the "**Insuring Party**". (See also Paragraph 8.)

1.10 **Real Estate Brokers:** (See also Paragraph 15.)

(a) **Representation:** The following real estate brokers (the "**Brokers**") and brokerage relationships exist in this transaction (check applicable boxes):

☑ Coldwell Banker Commercial ALMAR Group represents Lessor exclusively ("**Lessor's Broker**");

☑ CDM Group, Inc. represents Lessee exclusively ("**Lessee's Broker**"); or

☐ ______ represents both Lessor and Lessee ("**Dual Agency**").

(b) **Payment to Brokers:** Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Brokers the brokerage fee agreed to in a separate written agreement (or if there is no such agreement, the sum of per agreement or ____ % of the total Base Rent for the brokerage services rendered by the Brokers).

~~1.11 **Guarantor.** The obligations of the Lessee under this Lease are to be guaranteed by ______ ("**Guarantor**"). (See also Paragraph 37.)~~

1.12 **Addenda and Exhibits.** Attached hereto is an Addendum or Addenda consisting of Paragraphs 50 through 56 and Exhibits A through C, all of which constitute a part of this Lease.

2. **Premises.**

2.1 **Letting.** Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the Premises, for the term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Unless otherwise provided herein, any statement of size set forth in this Lease, or that may have been used in calculating Rent, is an approximation which the Parties agree is reasonable and any payments based thereon are not subject to revision whether or not the actual size is more or less.

2.2 **Condition.** Lessor shall deliver that portion of the Premises contained within the Building ("**Unit**") to Lessee broom clean and free of debris on the Commencement Date or the Early Possession Date, whichever first occurs ("**Start Date**"), and, so long as the required service contracts described in Paragraph 7.1(b) below are obtained by Lessee and in effect within thirty days following the Start Date, warrants that the existing electrical, plumbing, fire sprinkler, lighting, heating, ventilating and air conditioning systems ("**HVAC**"), loading doors, if any, and all other such elements in the Unit, other than those constructed by Lessee, shall be in good operating condition on said date and that the structural elements of the roof, bearing walls and foundation of the Unit shall be free of material defects. If a non-compliance with such warranty exists as of the Start Date, or if one of such systems or elements should malfunction or fail within the appropriate warranty period, Lessor shall, as Lessor's sole obligation with respect to such matter, except as otherwise provided in this Lease, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, malfunction or failure, rectify same at Lessor's expense. The warranty periods shall be as follows: (i) 6 months as to the HVAC systems, and (ii) 30 days as to the remaining systems and other elements of the Unit. If Lessee does not give Lessor the required notice within the appropriate warranty period, correction of any such non-compliance, malfunction or failure shall be the obligation of Lessee at Lessee's sole cost and expense (except for

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the repairs to the fire sprinkler systems, roof, fo[illegible]ations, and/or bearing walls - see Paragraph 7). Les[illegible] shall benefit from equipment warranties.

2.3 **Compliance.** Lessor warrants that the improvements on the Premises and the Common Areas comply with the building codes that were in effect at the time that each such improvement, or portion thereof, was constructed, and also with all applicable laws, covenants or restrictions of record, regulations, and ordinances in effect on the Start Date (**"Applicable Requirements"**). Said warranty does not apply to the use to which Lessee will put the Premises or to any Alterations or Utility Installations (as defined in Paragraph 7.3(a).) made or to be made by Lessee. **NOTE: Lessee is responsible for determining whether or not the zoning is appropriate for Lessee's intended use, and acknowledges that past uses of the Premises may no longer be allowed.** If the Premises do not comply with said warranty, Lessor shall, except as otherwise provided, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, rectify the same at Lessor's expense. If Lessee does not give Lessor written notice of a non-compliance with this warranty within 6 months following the Start Date, correction of that non-compliance shall be the obligation of Lessee at Lessee's sole cost and expense. If the Applicable Requirements are hereafter changed so as to require during the term of this Lease the construction of an addition to or an alteration of the Unit, Premises and/or Building, the remediation of any Hazardous Substance, or the reinforcement or other physical modification of the Unit, Premises and/or Building (**"Capital Expenditure"**), Lessor and Lessee shall allocate the cost of such work as follows:

(a) Subject to Paragraph 2.3(c) below, if such Capital Expenditures are required as a result of the specific and unique use of the Premises by Lessee as compared with uses by tenants in general, Lessee shall be fully responsible for the cost thereof, provided, however, that if such Capital Expenditure is required during the last 2 years of this Lease and the cost thereof exceeds 6 months' Base Rent, Lessee may instead terminate this Lease unless Lessor notifies Lessee, in writing, within 10 days after receipt of Lessee's termination notice that Lessor has elected to pay the difference between the actual cost thereof and the amount equal to 6 months' Base Rent. If Lessee elects termination, Lessee shall immediately cease the use of the Premises which requires such Capital Expenditure and deliver to Lessor written notice specifying a termination date at least 90 days thereafter. Such termination date shall, however, in no event be earlier than the last day that Lessee could legally utilize the Premises without commencing such Capital Expenditure.

(b) If such Capital Expenditure is not the result of the specific and unique use of the Premises by Lessee (such as, governmentally mandated seismic modifications), then Lessor and Lessee shall allocate the obligation to pay for the portion of such costs reasonably attributable to the Premises pursuant to the formula set out in Paragraph 7.1(d); provided, however, that if such Capital Expenditure is required during the last 2 years of this Lease or if Lessor reasonably determines that it is not economically feasible to pay its share thereof, Lessor shall have the option to terminate this Lease upon 90 days prior written notice to Lessee unless Lessee notifies Lessor, in writing, within 10 days after receipt of Lessor's termination notice that Lessee will pay for such Capital Expenditure. If Lessor does not elect to terminate, and fails to tender its share of any such Capital Expenditure, Lessee may advance such funds and deduct same, with Interest, from Rent until Lessor's share of such costs have been fully paid. If Lessee is unable to finance Lessor's share, or if the balance of the Rent due and payable for the remainder of this Lease is not sufficient to fully reimburse Lessee on an offset basis, Lessee shall have the right to terminate this Lease upon 30 days written notice to Lessor.

(c) Notwithstanding the above, the provisions concerning Capital Expenditures are intended to apply only to non-voluntary, unexpected, and new Applicable Requirements. If the Capital Expenditures are instead triggered by Lessee as a result of an actual or proposed change in use, change in intensity of use, or modification to the Premises then, and in that event, Lessee shall be fully responsible for the cost thereof, and Lessee shall not have any right to terminate this Lease.

2.4 **Acknowledgements.** Lessee acknowledges that: (a) it has been advised by Lessor and/or Brokers to satisfy itself with respect to the condition of the Premises (including but not limited to the electrical, HVAC and fire sprinkler systems, security, environmental aspects, and compliance with Applicable Requirements and the Americans with Disabilities Act), and their suitability for Lessee's intended use, (b) Lessee has made such investigation as it deems necessary with reference to such matters and assumes all responsibility therefor as the same relate to its occupancy of the Premises, and (c) neither Lessor, Lessor's agents, nor Brokers have made any oral or written representations or warranties with respect to said matters other than as set forth in this Lease. In addition, Lessor acknowledges that: (i) Brokers have made no representations, promises or warranties concerning Lessee's ability to honor the Lease or suitability to occupy the Premises, and (ii) it is Lessor's sole responsibility to investigate the financial capability and/or suitability of all proposed tenants.

2.5 ***Lessee as Prior Owner/Occupant.*** The warranties made by Lessor in Paragraph 2 shall be of no force or effect if immediately prior to the Start Date Lessee was the owner or occupant of the Premises. In such event, Lessee shall be responsible for any necessary corrective work.

~~2.6 **Vehicle Parking.** Lessee shall be entitled to use the number of Unreserved Parking Spaces and Reserved Parking Spaces specified in Paragraph 1.2(b) on those portions of the Common Areas designated from time to time by Lessor for parking. Lessee shall not use more parking spaces than said number. Said parking spaces shall be used for parking by vehicles no larger than full-size passenger automobiles or pick-up trucks, herein called "Permitted Size Vehicles." Lessor may regulate the loading and unloading of vehicles by adopting Rules and Regulations as provided in Paragraph 2.9. No vehicles other than Permitted Size Vehicles may be parked in the Common Area without the prior written permission of Lessor.~~ See Addendum Paragraph 55.

~~(a) Lessee shall not permit or allow any vehicles that belong to or are controlled by Lessee or Lessee's employees, suppliers, shippers, customers, contractors or invitees to be loaded, unloaded, or parked in areas other than those designated by Lessor for such activities.~~

~~(b) Lessee shall not service or store any vehicles in the Common Areas.~~

~~(c) If Lessee permits or allows any of the prohibited activities described in this Paragraph 2.6, then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.~~

2.7 ***Common Areas - Definition.*** The term **"Common Areas"** is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Project and interior utility raceways and installations within the Unit that are provided and designated by the Lessor from time to time for the general non-exclusive use of Lessor, Lessee and other tenants of the Project and their respective employees, suppliers, shippers, customers, contractors and invitees, including parking areas, loading and unloading areas, trash areas, roadways, walkways, driveways and landscaped areas.

2.8 **Common Areas - Lessee's Rights.** Lessor grants to Lessee, for the benefit of Lessee and its employees, suppliers, shippers, contractors, customers and invitees, during the term of this Lease, the non-exclusive right to use, in common with others entitled to such use, the Common Areas as they exist from time to time, subject to any rights, powers, and privileges reserved by Lessor under the terms hereof or under the terms of any rules and regulations or restrictions governing the use of the Project. Under no circumstances shall the right herein granted to use the Common Areas be deemed to include the right to store any property, temporarily or permanently, in the Common Areas. Any such storage shall be permitted only by the prior written consent of Lessor or Lessor's designated agent, which consent may be revoked at any time. In the event that any unauthorized storage shall occur, then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove the property and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

2.9 ***Common Areas - Rules and Regulations.*** Lessor or such other person(s) as Lessor may appoint shall have the exclusive control and management of the Common Areas and shall have the right, from time to time, to establish, modify, amend and enforce reasonable rules and regulations (**"Rules and Regulations"**) for the management, safety, care, and cleanliness of the grounds, the parking and unloading of vehicles and the preservation of good order, as well as for the convenience of other occupants or tenants of the Building and the Project and their invitees. Lessee agrees to abide by and conform to all such Rules and Regulations, and to cause its employees, suppliers, shippers, customers, contractors and invitees to so abide and conform. Lessor shall not be responsible to Lessee for the non-compliance with said Rules and Regulations by other tenants of the Project.

2.10 **Common Areas - Changes.** Lessor shall have the right, in Lessor's sole discretion, from time to time:

(a) To make changes to the Common Areas, including, without limitation, changes in the location, size, shape and number of driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas, walkways and utility raceways;

(b) To close temporarily any of the Common Areas for maintenance purposes so long as reasonable access to the Premises remains available;

(c) To designate other land outside the boundaries of the Project to be a part of the Common Areas;

(d) To add additional buildings and improvements to the Common Areas;

(e) To use the Common Areas while engaged in making additional improvements, repairs or alterations to the Project, or any portion thereof; and

(f) To do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Project as Lessor may, in the exercise of sound business judgment, deem to be appropriate.

*Common area changes shall be reasonable and will not restrict or harm visibility or access to the demised premises.

3. **Term.**

3.1 **Term.** The Commencement Date, Expiration Date and Original Term of this Lease are as specified in Paragraph 1.3.

3.2 ***Early Possession.*** If Lessee totally or partially occupies the Premises prior to the Commencement Date, the obligation to pay Base Rent shall be abated for the period of such early possession. All other terms of this Lease (including but not limited to the obligations to pay Lessee's Share of Common Area Operating Expenses, Real Property Taxes and insurance premiums and to maintain the Premises) shall, however, be in effect during such period. Any such early possession shall not affect the Expiration Date.

3.3 **Delay in Possession.** Lessor agrees to use its best commercially reasonable efforts to deliver possession of the Premises to Lessee by the Commencement Date. If, despite said efforts, Lessor is unable to deliver possession as agreed, Lessor shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease. Lessee shall not, however, be obligated to pay Rent or perform its other obligations until it receives possession of the Premises. If possession is not delivered within 60 days after the Commencement Date, Lessee may, at its option, by notice in writing within 10 days after the end of such 60 day period, cancel this Lease, in which event the Parties shall be discharged from all obligations hereunder. If such written notice is not received by Lessor within said 10 day period, Lessee's right to cancel shall terminate. Except as otherwise provided, if possession is not tendered to Lessee by the Start Date and Le[illegible] does not terminate this Lease, as aforesaid, any [illegible]od of rent abatement that Lessee would otherwise have enjoyed shall run from the date of delivery of possession and continue for a period equal to what Lessee would otherwise have enjoyed under the terms hereof, but minus any days of delay caused by the acts or omissions of Lessee. If possession of the Premises is not delivered within 4 months after the Commencement Date, this Lease shall terminate unless other agreements are reached between Lessor and Lessee, in writing.

3.4 **Lessee Compliance.** Lessor shall not be required to tender possession of the Premises to Lessee until Lessee complies with its obligation to provide evidence of insurance (Paragraph 8.5). Pending delivery of such evidence, Lessee shall be required to perform all of its obligations under this Lease from and after the Start Date, including the payment of Rent, notwithstanding Lessor's election to withhold possession pending receipt of such evidence of insurance. Further, if Lessee is required to perform any other conditions prior to or concurrent with the Start Date, the Start Date shall occur but Lessor may elect to withhold possession until such conditions are satisfied.

4. **Rent.**

4.1. **Rent Defined.** All monetary obligations of Lessee to Lessor under the terms of this Lease (except for the Security Deposit) are deemed to be rent (**"Rent"**).

4.2 **Common Area Operating Expenses.** ~~Lessee~~Lessor shall pay ~~to Lessor~~ during the term hereof, ~~in addition to the Base Rent, Lessee's Share (as specified in Paragraph 1.6.) of~~ all Common Area Operating Expenses, as hereinafter defined, during each calendar year of the term of this Lease, in accordance with the following provisions:

(a) **"Common Area Operating Expenses"** are defined, for purposes of this Lease, as all costs incurred by Lessor relating to the ownership and operation of the Project, including, but not limited to, the following:

(i) The operation, repair and maintenance, in neat, clean, good order and condition, but not the replacement (see subparagraph (e)), of the following:

(aa) The Common Areas and Common Area improvements, including parking areas, loading and unloading areas, trash areas, roadways, parkways, walkways, driveways, landscaped areas, bumpers, irrigation systems, Common Area lighting facilities, fences and gates, elevators, roofs, and roof drainage systems.

(bb) Exterior signs and any tenant directories., *except signs installed by Lessee.*

(cc) Any fire sprinkler systems.

(ii) The cost of water, gas, electricity and telephone to service the Common Areas and any utilities not separately metered.

(iii) Trash disposal, pest control services, property management, security services, and the costs of any environmental inspections.

(iv) Reserves set aside for maintenance and repair of Common Areas.

(v) Any increase above the Base Real Property Taxes (as defined in Paragraph 10).

(vi) Any "Insurance Cost Increase" (as defined in Paragraph 8).

(vii) Any deductible portion of an insured loss concerning the Building or the Common Areas.

(viii) The cost of any Capital Expenditure to the Building or the Project not covered under the provisions of Paragraph 2.3 provided; however, that Lessor shall allocate the cost of any such Capital Expenditure over a 12 year period and Lessee shall not be required to pay more than Lessee's Share of 1/144th of the cost of such Capital Expenditure in any given month.

(ix) Any other services to be provided by Lessor that are stated elsewhere in this Lease to be a Common Area Operating Expense.

(b) Any Common Area Operating Expenses and Real Property Taxes that are specifically attributable to the Unit, the Building or to any other building in the Project or to the operation, repair and maintenance thereof, shall be allocated entirely to such Unit, Building, or other building. However, any Common Area Operating Expenses and Real Property Taxes that are not specifically attributable to the Building or to any other building or to the operation, repair and maintenance thereof, shall be equitably allocated by Lessor to all buildings in the Project.

(c) The inclusion of the improvements, facilities and services set forth in Subparagraph 4.2(a) shall not be deemed to impose an obligation upon Lessor to either have said improvements or facilities or to provide those services unless the Project already has the same, Lessor already provides the services, or Lessor has agreed elsewhere in this Lease to provide the same or some of them.

~~(d) Lessee's Share of Common Area Operating Expenses shall be payable by Lessee within 10 days after a reasonably detailed statement of actual expenses is presented to Lessee. At Lessor's option, however, an amount may be estimated by Lessor from time to time of Lessee's Share of annual Common Area Operating Expenses and the same shall be payable monthly or quarterly, as Lessor shall designate, during each 12 month period of the Lease term, on the same day as the Base Rent is due hereunder. Lessor shall deliver to Lessee within 60 days after the expiration of each calendar year a reasonably detailed statement showing Lessee's Share of the actual Common Area Operating Expenses incurred during the preceding year. If Lessee's payments under this Paragraph 4.2(d) during the preceding year exceed Lessee's Share as indicated on such statement, Lessor shall credit the amount of such over-payment against Lessee's Share of Common Area Operating Expenses next becoming due. If Lessee's payments under this Paragraph 4.2(d) during the preceding year were less than Lessee's Share as indicated on such statement, Lessee shall pay to Lessor the amount of the deficiency within 10 days after delivery by Lessor to Lessee of the statement.~~

(e) When a capital component such as the roof, foundations, exterior walls or a Common Area capital improvement, such as the parking lot paving, elevators, fences, etc. requires replacement, rather than repair or maintenance, Lessor shall, at Lessor's expense, be responsible for such replacement. Such expenses and/or costs are not Common Area Operating Expenses.

4.3 **Payment.** Lessee shall cause payment of Rent to be received by Lessor in lawful money of the United States, without offset or deduction (except as specifically permitted in this Lease), on or before the day on which it is due. Rent for any period during the term hereof which is for less than one full calendar month shall be prorated based upon the actual number of days of said month. Payment of Rent shall be made to Lessor at its address stated herein or to such other persons or place as Lessor may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Lessor's rights to the balance of such Rent, regardless of Lessor's endorsement of any check so stating. In the event that any check, draft, or other instrument of payment given by Lessee to Lessor is dishonored for any reason, Lessee agrees to pay to Lessor the sum of $25.

~~5. **Security Deposit.** Lessee shall deposit with Lessor upon execution hereof the Security Deposit as security for Lessee's faithful performance of its obligations under this Lease. If Lessee fails to pay Rent, or otherwise Defaults under this Lease, Lessor may use, apply or retain all or any portion of said Security Deposit for the payment of any amount due Lessor or to reimburse or compensate Lessor for any liability, expense, loss or damage which Lessor may suffer or incur by reason thereof. If Lessor uses or applies all or any portion of the Security Deposit, Lessee shall within 10 days after written request therefor deposit monies with Lessor sufficient to restore said Security Deposit to the full amount required by this Lease. If the Base Rent increases during the term of this Lease, Lessee shall, upon written request from Lessor, deposit additional monies with Lessor so that the total amount of the Security Deposit shall at all times bear the same proportion to the increased Base Rent as the initial Security Deposit bore to the initial Base Rent. Should the Agreed Use be amended to accommodate a material change in the business of Lessee or to accommodate a sublessee or assignee, Lessor shall have the right to increase the Security Deposit to the extent necessary, in Lessor's reasonable judgment, to account for any increased wear and tear that the Premises may suffer as a result thereof. If a change in control of Lessee occurs during this Lease and following such change the financial condition of Lessee is, in Lessor's reasonable judgment, significantly reduced, Lessee shall deposit such additional monies with Lessor as shall be sufficient to cause the Security Deposit to be at a commercially reasonable level based on such change in financial condition. Lessor shall not be required to keep the Security Deposit separate from its general accounts. Within 14 days after the expiration or termination of this Lease, if Lessor elects to apply the Security Deposit only to unpaid Rent, and otherwise within 30 days after the Premises have been vacated pursuant to Paragraph 7.4(c) below, Lessor shall return that portion of the Security Deposit not used or applied by Lessor. No part of the Security Deposit shall be considered to be held in trust, to bear interest or to be prepayment for any monies to be paid by Lessee under this Lease.~~

6. **Use.**

6.1 **Use.** Lessee shall use and occupy the Premises only for the Agreed Use, or any other legal use which is reasonably comparable thereto, and for no other purpose. Lessee shall not use or permit the use of the Premises in a manner that is unlawful, creates damage, waste or a nuisance, or that disturbs occupants of or causes damage to neighboring premises or properties. Lessor shall not unreasonably withhold or delay its consent to any written request for a modification of the Agreed Use, so long as the same will not impair the structural integrity of the improvements on the Premises or the mechanical or electrical systems therein, and/or is not significantly more burdensome to the Premises. If Lessor elects to withhold consent, Lessor shall within 7 days after such request give written notification of same, which notice shall include an explanation of Lessor's objections to the change in the Agreed Use.

6.2 **Hazardous Substances.**

(a) **Reportable Uses Require Consent.** The term **"Hazardous Substance"** as used in this Lease shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment or the Premises, (ii) regulated or monitored by any governmental authority, or (iii) a basis for potential liability of Lessor to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substances shall include, but not be limited to, hydrocarbons, petroleum, gasoline, and/or crude oil or any products, by-products or fractions thereof. Lessee shall not engage in any activity in or on the Premises which constitutes a Reportable Use of Hazardous Substances without the express prior written consent of Lessor and timely compliance (at Lessee's expense) with all Applicable Requirements. **"Reportable Use"** shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use, transportation, or disposal of a Hazardous

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Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (iii) the presence at the Premises of a Hazardous Substance with respect to which any Applicable Requirements requires that a notice be given to persons entering or occupying the Premises or neighboring properties. Notwithstanding the foregoing, Lessee may use any ordinary and customary materials reasonably required to be used in the normal course of the Agreed Use, so long as such use is in compliance with all Applicable Requirements, is not a Reportable Use, and does not expose the Premises or neighboring property to any meaningful risk of contamination or damage or expose Lessor to any liability therefor. In addition, Lessor may condition its consent to any Reportable Use upon receiving such additional assurances as Lessor reasonably deems necessary to protect itself, the public, the Premises and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before Lease expiration or termination) of protective modifications (such as concrete encasements) and/or increasing the Security Deposit.

(b) **Duty to Inform Lessor.** If Lessee knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Premises, other than as previously consented to by Lessor, Lessee shall immediately give written notice of such fact to Lessor, and provide Lessor with a copy of any report, notice, claim or other documentation which it has concerning the presence of such Hazardous Substance.

(c) **Lessee Remediation.** Lessee shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises (including through the plumbing or sanitary sewer system) and shall promptly, at Lessee's expense, take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises or neighboring properties, that was caused or materially contributed to by Lessee, or pertaining to or involving any Hazardous Substance brought onto the Premises during the term of this Lease, by or for Lessee, or any third party.

(d) **Lessee Indemnification.** Lessee shall indemnify, defend and hold Lessor, its agents, employees, lenders and ground lessor, if any, harmless from and against any and all loss of rents and/or damages, liabilities, judgments, claims, expenses, penalties, and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Premises by or for Lessee, or any third party (provided, however, that Lessee shall have no liability under this Lease with respect to underground migration of any Hazardous Substance under the Premises from areas outside of the Project). Lessee's obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Lessee, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. No termination, cancellation or release agreement entered into by Lessor and Lessee shall release Lessee from its obligations under this Lease with respect to Hazardous Substances, unless specifically so agreed by Lessor in writing at the time of such agreement.

(e) **Lessor Indemnification.** Lessor and its successors and assigns shall indemnify, defend, reimburse and hold Lessee, its employees and lenders, harmless from and against any and all environmental damages, including the cost of remediation, which existed as a result of Hazardous Substances on the Premises prior to the Start Date or which are caused by the gross negligence or willful misconduct of Lessor, its agents or employees. Lessor's obligations, as and when required by the Applicable Requirements, shall include, but not be limited to, the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease.

(f) **Investigations and Remediations.** Lessor shall retain the responsibility and pay for any investigations or remediation measures required by governmental entities having jurisdiction with respect to the existence of Hazardous Substances on the Premises prior to the Start Date, unless such remediation measure is required as a result of Lessee's use (including "Alterations", as defined in paragraph 7.3(a) below) of the Premises, in which event Lessee shall be responsible for such payment. Lessee shall cooperate fully in any such activities at the request of Lessor, including allowing Lessor and Lessor's agents to have reasonable access to the Premises at reasonable times in order to carry out Lessor's investigative and remedial responsibilities.

(g) **Lessor Termination Option.** If a Hazardous Substance Condition (see Paragraph 9.1(e)) occurs during the term of this Lease, unless Lessee is legally responsible therefor (in which case Lessee shall make the investigation and remediation thereof required by the Applicable Requirements and this Lease shall continue in full force and effect, but subject to Lessor's rights under Paragraph 6.2(d) and Paragraph 13), Lessor may, at Lessor's option, either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to remediate such condition exceeds 12 times the then monthly Base Rent or $100,000, whichever is greater, give written notice to Lessee, within 30 days after receipt by Lessor of knowledge of the occurrence of such Hazardous Substance Condition, of Lessor's desire to terminate this Lease as of the date 60 days following the date of such notice. In the event Lessor elects to give a termination notice, Lessee may, within 10 days thereafter, give written notice to Lessor of Lessee's commitment to pay the amount by which the cost of the remediation of such Hazardous Substance Condition exceeds an amount equal to 12 times the then monthly Base Rent or $100,000, whichever is greater. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within 30 days following such commitment. In such event, this Lease shall continue in full force and effect, and Lessor shall proceed to make such remediation as soon as reasonably possible after the required funds are available. If Lessee does not give such notice and provide the required funds or assurance thereof within the time provided, this Lease shall terminate as of the date specified in Lessor's notice of termination.

6.3 **Lessee's Compliance with Applicable Requirements.** Except as otherwise provided in this Lease, Lessee shall, at Lessee's sole expense, fully, diligently and in a timely manner, materially comply with all Applicable Requirements, the requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Lessor's engineers and/or consultants which relate in any manner to the Premises, without regard to whether said requirements are now in effect or become effective after the Start Date. Lessee shall, within 10 days after receipt of Lessor's written request, provide Lessor with copies of all permits and other documents, and other information evidencing Lessee's compliance with any Applicable Requirements specified by Lessor, and shall immediately upon receipt, notify Lessor in writing (with copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Lessee or the Premises to comply with any Applicable Requirements.

6.4 **Inspection; Compliance.** Lessor and Lessor's "Lender" (as defined in Paragraph 30) and consultants shall have the right to enter into Premises at any time, in the case of an emergency, and otherwise at reasonable times, for the purpose of inspecting the condition of the Premises and for verifying compliance by Lessee with this Lease. The cost of any such inspections shall be paid by Lessor, unless a violation of Applicable Requirements, or a contamination is found to exist or be imminent, or the inspection is requested or ordered by a governmental authority. In such case, Lessee shall upon request reimburse Lessor for the cost of such inspection, so long as such inspection is reasonably related to the violation or contamination.

7. **Maintenance; Repairs; Utility Installations; Trade Fixtures and Alterations.**

7.1 **Lessee's Obligations.**

(a) **In General.** Subject to the provisions of Paragraph 2.2 (Condition), 2.3 (Compliance), 4.2 (Common Area Operating Expenses), 6.3 (Lessee's Compliance with Applicable Requirements), 7.2 (Lessor's Obligations), 9 (Damage or Destruction), and 14 (Condemnation), Lessee shall, at Lessee's sole expense, keep the Premises, Utility Installations (intended for Lessee's exclusive use, no matter where located), and Alterations in good order, condition and repair (whether or not the portion of the Premises requiring repairs, or the means of repairing the same, are reasonably or readily accessible to Lessee, and whether or not the need for such repairs occurs as a result of Lessee's use, any prior use, the elements or the age of such portion of the Premises), including, but not limited to, all equipment or facilities, ~~such as plumbing, HVAC equipment,~~ electrical, lighting facilities, boilers, pressure vessels, fixtures, interior walls, interior surfaces of exterior walls, ceilings, floors, windows, doors, plate glass, and ~~skylights~~ but excluding any items which are the responsibility of Lessor pursuant to Paragraph 7.2. Lessee, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices, specifically including the procurement and maintenance of the service contracts required by Paragraph 7.1(b) below. Lessee's obligations shall include restorations, replacements or renewals when necessary to keep the Premises and all improvements thereon or a part thereof in good order, condition and state of repair. **Notwithstanding the above, Lessee shall benefit from any and all warranties on equipment, construction or otherwise for which Lessor (or Lessee) is the beneficiary for as long as the warranties apply.**

~~(b) Service Contracts. Lessee shall, at Lessee's sole expense, procure and maintain contracts, with copies to Lessor, in customary form and substance for, and with contractors specializing and experienced in the maintenance of the following equipment and improvements, if any, if and when installed on the Premises: (i) HVAC equipment, (ii) boiler and pressure vessels, (iii) clarifiers, and (iv) any other equipment, if reasonably required by Lessor. However, Lessor reserves the right, upon notice to Lessee, to procure and maintain any or all of such service contracts, and if Lessor so elects, Lessee shall reimburse Lessor, upon demand, for the cost thereof.~~

(c) **Failure to Perform.** If Lessee fails to perform Lessee's obligations under this Paragraph 7.1, Lessor may enter upon the Premises after 10 days' prior written notice to Lessee (except in the case of an emergency, in which case no notice shall be required), perform such obligations on Lessee's behalf, and put the Premises in good order, condition and repair, and Lessee shall promptly reimburse Lessor for the cost thereof.

(d) **Replacement.** Subject to Lessee's indemnification of Lessor as set forth in Paragraph 8.7 below, and without relieving Lessee of liability resulting from Lessee's failure to exercise and perform good maintenance practices, if an item described in Paragraph 7.1(b) cannot be repaired other than at a cost which is in excess of 50% of the cost of replacing such item, then such item shall be replaced by Lessor, and the cost thereof shall be prorated between the Parties and Lessee shall only be obligated to pay, each month during the remainder of the term of this Lease, on the date on which Base Rent is due, an amount equal to the product of multiplying the cost of such replacement by a fraction, the numerator of which is one, and the denominator of which is 144 (ie. 1/144th of the cost per month). Lessee shall pay interest on the unamortized balance at a rate that is commercially reasonable in the judgment of Lessor's accountants. Lessee may, however, prepay its obligation at any time.

7.2 **Lessor's Obligations.** Subject to the provisions of Paragraphs 2.2 (Condition), 2.3 (Compliance), 4.2 (Common Area Operating Expenses), 6 (Use), 7.1 (Lessee's Obligations), 9 (Damage or Destruction) and 14 (Condemnation), Lessor, ~~subject to reimbursement pursuant to Paragraph 4.2,~~ shall keep in good order, condition and repair the foundations, exterior walls, structural condition of interior bearing walls, exterior roof, fire sprinkler system, Common Area fire alarm and/or smoke detection systems, fire hydrants, parking lots, walkways, parkways, driveways, landscaping, fences, signs

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and utility systems serving the Common Area: j all parts thereof, as well as providing the services which there is a Common Area Operating Expense pursuant to Paragraph 4.2. Lessor shall not be obligated to paint the exterior or interior surfaces of exterior walls nor shall Lessor be obligated to maintain, repair or replace windows, doors or plate glass of the Premises. Lessee expressly waives the benefit of any statute now or hereafter in effect to the extent it is inconsistent with the terms of this Lease.

7.3 **Utility Installations; Trade Fixtures; Alterations.**

(a) **Definitions.** The term "Utility Installations" refers to all floor and window coverings, air lines, power panels, electrical distribution, security and fire protection systems, communication systems, lighting fixtures, HVAC equipment, plumbing, and fencing in or on the Premises. The term **"Trade Fixtures"** shall mean Lessee's machinery and equipment that can be removed without doing material damage to the Premises. The term **"Alterations"** shall mean any modification of the improvements, other than Utility Installations or Trade Fixtures, whether by addition or deletion. **"Lessee Owned Alterations and/or Utility Installations"** are defined as Alterations and/or Utility Installations made by Lessee that are not yet owned by Lessor pursuant to Paragraph 7.4(a). *Communication and computer equipment not included.*

(b) **Consent.** Lessee shall not make any Alterations or Utility Installations to the Premises without Lessor's prior written consent. Lessee may, however, make non-structural Utility Installations to the interior of the Premises (excluding the roof) without such consent but upon notice to Lessor, as long as they are not visible from the outside, do not involve puncturing, relocating or removing the roof or any existing walls, and the cumulative cost thereof during this Lease as extended does not exceed a sum equal to 3 month's Base Rent in the aggregate or a sum equal to one month's Base Rent in any one year. Notwithstanding the foregoing, Lessee shall not make or permit any roof penetrations and/or install anything on the roof without the prior written approval of Lessor. Lessor may, as a precondition to granting such approval, require Lessee to utilize a contractor chosen and/or approved by Lessor. Any Alterations or Utility Installations that Lessee shall desire to make and which require the consent of the Lessor shall be presented to Lessor in written form with detailed plans. Consent shall be deemed conditioned upon Lessee's: (i) acquiring all applicable governmental permits, (ii) furnishing Lessor with copies of both the permits and the plans and specifications prior to commencement of the work, and (iii) compliance with all conditions of said permits and other Applicable Requirements in a prompt and expeditious manner. Any Alterations or Utility Installations shall be performed in a workmanlike manner with good and sufficient materials. Lessee shall promptly upon completion furnish Lessor with as-built plans and specifications. For work which costs an amount in excess of one month's Base Rent, Lessor may condition its consent upon Lessee providing a lien and completion bond in an amount equal to 150% of the estimated cost of such Alteration or Utility Installation and/or upon Lessee's posting an additional Security Deposit with Lessor.

(c) **Indemnification.** Lessee shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Lessee at or for use on the Premises, which claims are or may be secured by any mechanic's or materialmen's lien against the Premises or any interest therein. Lessee shall give Lessor not less than 10 days notice prior to the commencement of any work in, on or about the Premises, and Lessor shall have the right to post notices of non-responsibility. If Lessee shall contest the validity of any such lien, claim or demand, then Lessee shall, at its sole expense defend and protect itself, Lessor and the Premises against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof. If Lessor shall require, Lessee shall furnish a surety bond in an amount equal to 150% of the amount of such contested lien, claim or demand, indemnifying Lessor against liability for the same. If Lessor elects to participate in any such action, Lessee shall pay Lessor's attorneys' fees and costs.

7.4 **Ownership; Removal; Surrender; and Restoration.**

(a) **Ownership.** Subject to Lessor's right to require removal or elect ownership as hereinafter provided, all Alterations and Utility Installations made by Lessee shall be the property of Lessee, but considered a part of the Premises. Lessor may, at any time, elect in writing to be the owner of all or any specified part of the Lessee Owned Alterations and Utility Installations. Unless otherwise instructed per paragraph 7.4(b) hereof, all Lessee Owned Alterations and Utility Installations shall, at the expiration or termination of this Lease, become the property of Lessor and be surrendered by Lessee with the Premises. *Lessee's communication and computer equipment is excluded.*

(b) **Removal.** By delivery to Lessee of written notice from Lessor not earlier than 90 and not later than 30 days prior to the end of the term of this Lease, Lessor may require that any or all Lessee Owned Alterations or Utility Installations be removed by the expiration or termination of this Lease. Lessor may require the removal at any time of all or any part of any Lessee Owned Alterations or Utility Installations made without the required consent.

(c) **Surrender; Restoration.** Lessee shall surrender the Premises by the Expiration Date or any earlier termination date, with all of the improvements, parts and surfaces thereof broom clean and free of debris, and in good operating order, condition and state of repair, ordinary wear and tear excepted. "Ordinary wear and tear" shall not include any damage or deterioration that would have been prevented by good maintenance practice. Notwithstanding the foregoing, if this Lease is for 12 months or less, then Lessee shall surrender the Premises in the same condition as delivered to Lessee on the Start Date with NO allowance for ordinary wear and tear. Lessee shall repair any damage occasioned by the installation, maintenance or removal of Trade Fixtures, Lessee owned Alterations and/or Utility Installations, furnishings, and equipment as well as the removal of any storage tank installed by or for Lessee. Lessee shall also completely remove from the Premises any and all Hazardous Substances brought onto the Premises by or for Lessee, or any third party (except Hazardous Substances which were deposited via underground migration from areas outside of the Project) even if such removal would require Lessee to perform or pay for work that exceeds statutory requirements. Trade Fixtures shall remain the property of Lessee and shall be removed by Lessee. The failure by Lessee to timely vacate the Premises pursuant to this Paragraph 7.4(c) without the express written consent of Lessor shall constitute a holdover under the provisions of Paragraph 26 below.

8. *Insurance; Indemnity.*

8.1 **Payment of Premium Increases.**

(a) As used herein, the term **"Insurance Cost Increase"** is defined as any increase in the actual cost of the insurance applicable to the Building and/or the Project and required to be carried by Lessor, pursuant to Paragraphs 8.2(b), 8.3(a) and 8.3(b), ("Required Insurance"), over and above the Base Premium, as hereinafter defined, calculated on an annual basis. Insurance Cost Increase shall include, but not be limited to, requirements of the holder of a mortgage or deed of trust covering the Premises, Building and/or Project, increased valuation of the Premises, Building and/or Project, and/or a general premium rate increase. The term Insurance Cost Increase shall not, however, include any premium increases resulting from the nature of the occupancy of any other tenant of the Building. If the parties insert a dollar amount in Paragraph 1.9, such amount shall be considered the **"Base Premium."** The Base Premium shall be the annual premium applicable to the 12 month period immediately preceding the Start Date. If, however, the Project was not insured for the entirety of such 12 month period, then the Base Premium shall be the lowest annual premium reasonably obtainable for the Required Insurance as of the Start Date, assuming the most nominal use possible of the Building. In no event, however, shall Lessee be responsible for any portion of the premium cost attributable to liability insurance coverage in excess of $2,000,000 procured under Paragraph 8.2(b).

(b) Lessee shall pay any Insurance Cost Increase to Lessor pursuant to Paragraph 4.2. Premiums for policy periods commencing prior to, or extending beyond, the term of this Lease shall be prorated to coincide with the corresponding Start Date or Expiration Date.

8.2 **Liability Insurance.**

(a) **Carried by Lessee.** Lessee shall obtain and keep in force a Commercial General Liability policy of insurance protecting Lessee and Lessor as an additional insured against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be on an occurrence basis providing single limit coverage in an amount not less than $1,000,000 per occurrence with an annual aggregate of not less than $2,000,000, an "Additional Insured-Managers or Lessors of Premises Endorsement" and contain the "Amendment of the Pollution Exclusion Endorsement" for damage caused by heat, smoke or fumes from a hostile fire. The policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Lease as an **"insured contract"** for the performance of Lessee's indemnity obligations under this Lease. The limits of said insurance shall not, however, limit the liability of Lessee nor relieve Lessee of any obligation hereunder. All insurance carried by Lessee shall be primary to and not contributory with any similar insurance carried by Lessor, whose insurance shall be considered excess insurance only.

(b) **Carried by Lessor.** Lessor shall maintain liability insurance as described in Paragraph 8.2(a), in addition to, and not in lieu of, the insurance required to be maintained by Lessee. Lessee shall not be named as an additional insured therein.

8.3 **Property Insurance - Building, Improvements and Rental Value.**

(a) **Building and Improvements.** Lessor shall obtain and keep in force a policy or policies of insurance in the name of Lessor, with loss payable to Lessor, any ground-lessor, and to any Lender insuring loss or damage to the Premises. The amount of such insurance shall be equal to the full replacement cost of the Premises, as the same shall exist from time to time, or the amount required by any Lender, but in no event more than the commercially reasonable and available insurable value thereof. Lessee Owned Alterations and Utility Installations, Trade Fixtures, and Lessee's personal property shall be insured by Lessee under Paragraph 8.4. If the coverage is available and commercially appropriate, such policy or policies shall insure against all risks of direct physical loss or damage (except the perils of flood and/or earthquake unless required by a Lender), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the Premises as the result of a covered loss. Said policy or policies shall also contain an agreed valuation provision in lieu of any coinsurance clause, waiver of subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $1,000 per occurrence.

(b) **Rental Value.** Lessor shall also obtain and keep in force a policy or policies in the name of Lessor with loss payable to Lessor and any Lender, insuring the loss of the full Rent for one year with an extended period of indemnity for an additional 180 days (**"Rental Value Insurance"**). Said insurance shall contain an agreed valuation provision in lieu of any coinsurance clause, and the amount of coverage shall be adjusted annually to reflect the projected Rent otherwise payable by Lessee, for the next 12 month period.

(c) **Adjacent Premises.** Lessee shall pay for any increase in the premiums for the property insurance of the Building and for the

Common Areas or other buildings in the Project ... aid increase is caused by Lessee's acts, omissions, or occupancy of the Premises.

(d) **Lessee's Improvements**. Since Lessor is the Insuring Party, Lessor shall not be required to insure Lessee Owned Alterations and Utility Installations unless the item in question has become the property of Lessor under the terms of this Lease.

8.4 **Lessee's Property; Business Interruption Insurance.**

(a) **Property Damage**. Lessee shall obtain and maintain insurance coverage on all of Lessee's personal property, Trade Fixtures, and Lessee Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage with a deductible of not to exceed $1,000 per occurrence. The proceeds from any such insurance shall be used by Lessee for the replacement of personal property, Trade Fixtures and Lessee Owned Alterations and Utility Installations. Lessee shall provide Lessor with written evidence that such insurance is in force.

(b) **Business Interruption**. Lessee shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Lessee for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent lessees in the business of Lessee or attributable to prevention of access to the Premises as a result of such perils.

(c) **No Representation of Adequate Coverage**. Lessor makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Lessee's property, business operations or obligations under this Lease.

8.5 **Insurance Policies**. Insurance required herein shall be by companies duly licensed or admitted to transact business in the state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least B+, V, as set forth in the most current issue of "Best's Insurance Guide", or such other rating as may be required by a Lender. Lessee shall not do or permit to be done anything which invalidates the required insurance policies. Lessee shall, prior to the Start Date, deliver to Lessor certified copies of policies of such insurance or certificates evidencing the existence and amounts of the required insurance. No such policy shall be cancelable or subject to modification except after 30 days prior written notice to Lessor. Lessee shall, at least 30 days prior to the expiration of such policies, furnish Lessor with evidence of renewals or "insurance binders" evidencing renewal thereof, or Lessor may order such insurance and charge the cost thereof to Lessee, which amount shall be payable by Lessee to Lessor upon demand. Such policies shall be for a term of at least one year, or the length of the remaining term of this Lease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

8.6 **Waiver of Subrogation**. Without affecting any other rights or remedies, Lessee and Lessor each hereby release and relieve the other, and waive their entire right to recover damages against the other, for loss of or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Lessor or Lessee, as the case may be, so long as the insurance is not invalidated thereby.

8.7 **Indemnity**. Except for Lessor's gross negligence or willful misconduct, Lessee shall indemnify, protect, defend and hold harmless the Premises, Lessor and its agents, Lessor's master or ground lessor, partners and Lenders, from and against any and all claims, loss of rents and/or damages, liens, judgments, penalties, attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with, the use and/or occupancy of the Premises by Lessee. If any action or proceeding is brought against Lessor by reason of any of the foregoing matters, Lessee shall upon notice defend the same at Lessee's expense by counsel reasonably satisfactory to Lessor and Lessor shall cooperate with Lessee in such defense. Lessor need not have first paid any such claim in order to be defended or indemnified.

8.8 **Exemption of Lessor from Liability**. Lessor shall not be liable for injury or damage to the person or goods, wares, merchandise or other property of Lessee, Lessee's employees, contractors, invitees, customers, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other cause, whether the said injury or damage results from conditions arising upon the Premises or upon other portions of the Building, or from other sources or places. Lessor shall not be liable for any damages arising from any act or neglect of any other tenant of Lessor nor from the failure of Lessor to enforce the provisions of any other lease in the Project. Notwithstanding Lessor's negligence or breach of this Lease, Lessor shall under no circumstances be liable for injury to Lessee's business or for any loss of income or profit therefrom.

9. **Damage or Destruction.**

9.1 **Definitions.**

(a) **"Premises Partial Damage"** shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations, which can reasonably be repaired in 3 months or less from the date of the damage or destruction, and the cost thereof does not exceed a sum equal to 6 month's Base Rent. Lessor shall notify Lessee in writing within 30 days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(b) **"Premises Total Destruction"** shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which cannot reasonably be repaired in 3 months or less from the date of the damage or destruction and/or the cost thereof exceeds a sum equal to 6 month's Base Rent. Lessor shall notify Lessee in writing within 30 days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(c) **"Insured Loss"** shall mean damage or destruction to improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which was caused by an event required to be covered by the insurance described in Paragraph 8.3(a), irrespective of any deductible amounts or coverage limits involved.

(d) **"Replacement Cost"** shall mean the cost to repair or rebuild the improvements owned by Lessor at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of Applicable Requirements, and without deduction for depreciation.

(e) **"Hazardous Substance Condition"** shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Paragraph 6.2(a), in, on, or under the Premises.

9.2 **Partial Damage - Insured Loss**. If a Premises Partial Damage that is an Insured Loss occurs, then Lessor shall, at Lessor's expense, repair such damage (but not Lessee's Trade Fixtures or Lessee Owned Alterations and Utility Installations) as soon as reasonably possible and this Lease shall continue in full force and effect; provided, however, that Lessee shall, at Lessor's election, make the repair of any damage or destruction the total cost to repair of which is $5,000 or less, and, in such event, Lessor shall make any applicable insurance proceeds available to Lessee on a reasonable basis for that purpose. Notwithstanding the foregoing, if the required insurance was not in force or the insurance proceeds are not sufficient to effect such repair, the Insuring Party shall promptly contribute the shortage in proceeds as and when required to complete said repairs. In the event, however, such shortage was due to the fact that, by reason of the unique nature of the improvements, full replacement cost insurance coverage was not commercially reasonable and available, Lessor shall have no obligation to pay for the shortage in insurance proceeds or to fully restore the unique aspects of the Premises unless Lessee provides Lessor with the funds to cover same, or adequate assurance thereof, within 10 days following receipt of written notice of such shortage and request therefor. If Lessor receives said funds or adequate assurance thereof within said 10 day period, the party responsible for making the repairs shall complete them as soon as reasonably possible and this Lease shall remain in full force and effect. If such funds or assurance are not received, Lessor may nevertheless elect by written notice to Lessee within 10 days thereafter to: (i) make such restoration and repair as is commercially reasonable with Lessor paying any shortage in proceeds, in which case this Lease shall remain in full force and effect, or (ii) have this Lease terminate 30 days thereafter. Lessee shall not be entitled to reimbursement of any funds contributed by Lessee to repair any such damage or destruction. Premises Partial Damage due to flood or earthquake shall be subject to Paragraph 9.3, notwithstanding that there may be some insurance coverage, but the net proceeds of any such insurance shall be made available for the repairs if made by either Party.

9.3 **Partial Damage - Uninsured Loss**. If a Premises Partial Damage that is not an Insured Loss occurs, unless caused by a negligent or willful act of Lessee (in which event Lessee shall make the repairs at Lessee's expense), Lessor may either: (i) repair such damage as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) terminate this Lease by giving written notice to Lessee within 30 days after receipt by Lessor of knowledge of the occurrence of such damage. Such termination shall be effective 60 days following the date of such notice. In the event Lessor elects to terminate this Lease, Lessee shall have the right within 10 days after receipt of the termination notice to give written notice to Lessor of Lessee's commitment to pay for the repair of such damage without reimbursement from Lessor. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within 30 days after making such commitment. In such event this Lease shall continue in full force and effect, and Lessor shall proceed to make such repairs as soon as reasonably possible after the required funds are available. If Lessee does not make the required commitment, this Lease shall terminate as of the date specified in the termination notice.

9.4 **Total Destruction**. Notwithstanding any other provision hereof, if a Premises Total Destruction occurs, this Lease shall terminate 60 days following such Destruction. If the damage or destruction was caused by the gross negligence or willful misconduct of Lessee, Lessor shall have the right to recover Lessor's damages from Lessee, except as provided in Paragraph 8.6.

9.5 **Damage Near End of Term**. If at any time during the last 6 months of this Lease there is damage for which the cost to repair exceeds one month's Base Rent, whether or not an Insured Loss, Lessor may terminate this Lease effective 60 days following the date of occurrence of such damage by giving a written termination notice to Lessee within 30 days after the date of occurrence of such damage. Notwithstanding the foregoing, if Lessee at that time has an exercisable option to extend this Lease or to purchase the Premises, then Lessee may preserve this Lease by, (a) exercising such option and (b) providing Lessor with any shortage in insurance proceeds (or adequate assurance thereof) needed to make the repairs on or before the earlier of (i) the date which is 10 days after Lessee's receipt of Lessor's written notice purporting to terminate this Lease, or (ii) the day prior to the date upon which such option expires. If Lessee duly exercises such option during such period and provides Lessor with funds (or adequate assurance thereof) to cover any shortage in insurance proceeds, Lessor shall, at Lessor's commercially reasonable expense, repair such damage as soon as reasonably possible and this Lease shall continue in full force and effect. If Lessee fails to exercise such option and provide such funds or assurance during such period, then this Lease shall terminate on the date specified in the termination notice and Lessee's option shall be extinguished.

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9.6 **Abatement of Rent; Lessee Remedies.**

(a) **Abatement.** In the event of Premises Partial Damage or Premises Total Destruction or a Hazardous Substance Condition for which Lessee is not responsible under this Lease, the Rent payable by Lessee for the period required for the repair, remediation or restoration of such damage shall be abated in proportion to the degree to which Lessee's use of the Premises is impaired, but not to exceed the proceeds received from the Rental Value insurance. All other obligations of Lessee hereunder shall be performed by Lessee, and Lessor shall have no liability for any such damage, destruction, remediation, repair or restoration except as provided herein.

(b) **Remedies.** If Lessor shall be obligated to repair or restore the Premises and does not commence, in a substantial and meaningful way, such repair or restoration within 90 days after such obligation shall accrue, Lessee may, at any time prior to the commencement of such repair or restoration, give written notice to Lessor and to any Lenders of which Lessee has actual notice, of Lessee's election to terminate this Lease on a date not less than 60 days following the giving of such notice. If Lessee gives such notice and such repair or restoration is not commenced within 30 days thereafter, this Lease shall terminate as of the date specified in said notice. If the repair or restoration is commenced within such 30 days, this Lease shall continue in full force and effect. "Commence" shall mean either the unconditional authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever first occurs.

9.7 **Termination; Advance Payments.** Upon termination of this Lease pursuant to Paragraph 6.2(g) or Paragraph 9, an equitable adjustment shall be made concerning advance Base Rent and any other advance payments made by Lessee to Lessor. Lessor shall, in addition, return to Lessee so much of Lessee's Security Deposit as has not been, or is not then required to be, used by Lessor.

9.8 **Waive Statutes.** Lessor and Lessee agree that the terms of this Lease shall govern the effect of any damage to or destruction of the Premises with respect to the termination of this Lease and hereby waive the provisions of any present or future statute to the extent inconsistent herewith.

10. **Real Property Taxes.**

10.1 **Definitions.**

(a) **"Real Property Taxes."** As used herein, the term **"Real Property Taxes"** shall include any form of assessment; real estate, general, special, ordinary or extraordinary, or rental levy or tax (other than inheritance, personal income or estate taxes); improvement bond; and/or license fee imposed upon or levied against any legal or equitable interest of Lessor in the Project, Lessor's right to other income therefrom, and/or Lessor's business of leasing, by any authority having the direct or indirect power to tax and where the funds are generated with reference to the Project address and where the proceeds so generated are to be applied by the city, county or other local taxing authority of a jurisdiction within which the Project is located. The term "Real Property Taxes" shall also include any tax, fee, levy, assessment or charge, or any increase therein, imposed by reason of events occurring during the term of this Lease, including but not limited to, a change in the ownership of the Project or any portion thereof or a change in the improvements thereon.

(b) **"Base Real Property Taxes."** As used herein, the term **"Base Real Property Taxes"** shall be the amount of Real Property Taxes, which are assessed against the Premises, Building, Project or Common Areas in the calendar year during which the Lease is executed. In calculating Real Property Taxes for any calendar year, the Real Property Taxes for any real estate tax year shall be included in the calculation of Real Property Taxes for such calendar year based upon the number of days which such calendar year and tax year have in common.

10.2 **Payment of Taxes.** Lessor shall pay the Real Property Taxes applicable to the Project, and except as otherwise provided in Paragraph 10.3, any increases in such amounts over the Base Real Property Taxes shall be included in the calculation of Common Area Operating Expenses in accordance with the provisions of Paragraph 4.2.

10.3 **Additional Improvements.** Common Area Operating Expenses shall not include Real Property Taxes specified in the tax assessor's records and work sheets as being caused by additional improvements placed upon the Project by other lessees or by Lessor for the exclusive enjoyment of such other lessees. Notwithstanding Paragraph 10.2 hereof, Lessee shall, however, pay to Lessor at the time Common Area Operating Expenses are payable under Paragraph 4.2, the entirety of any increase in Real Property Taxes if assessed solely by reason of Alterations, Trade Fixtures or Utility Installations placed upon the Premises by Lessee or at Lessee's request.

10.4 **Joint Assessment.** If the Building is not separately assessed, Real Property Taxes allocated to the Building shall be an equitable proportion of the Real Property Taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be determined by Lessor from the respective valuations assigned in the assessor's work sheets or such other information as may be reasonably available. Lessor's reasonable determination thereof, in good faith, shall be conclusive.

10.5 **Personal Property Taxes.** Lessee shall pay prior to delinquency all taxes assessed against and levied upon Lessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Lessee contained in the Premises. When possible, Lessee shall cause its Lessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all other personal property to be assessed and billed separately from the real property of Lessor. If any of Lessee's said property shall be assessed with Lessor's real property, Lessee shall pay Lessor the taxes attributable to Lessee's property within 10 days after receipt of a written statement setting forth the taxes applicable to Lessee's property.

11. **Utilities.** Lessee shall pay for all water, gas, heat, light, power, telephone, trash disposal and other utilities and services supplied to the Premises, together with any taxes thereon. Notwithstanding the provisions of Paragraph 4.2, if at any time in Lessor's sole judgment, Lessor determines that Lessee is using a disproportionate amount of water, electricity or other commonly metered utilities, or that Lessee is generating such a large volume of trash as to require an increase in the size of the dumpster and/or an increase in the number of times per month that the dumpster is emptied, then Lessor may increase Lessee's Base Rent by an amount equal to such increased costs.

12. **Assignment and Subletting.**

12.1 **Lessor's Consent Required.**

(a) Lessee shall not voluntarily or by operation of law assign, transfer, mortgage or encumber (collectively, **"assign or assignment"**) or sublet all or any part of Lessee's interest in this Lease or in the Premises without Lessor's prior written consent. *Such consent shall not be unreasonably withheld or delayed.*

~~(b) A change in the control of Lessee shall constitute an assignment requiring consent. The transfer, on a cumulative basis, of 25% or more of the voting control of Lessee shall constitute a change in control for this purpose.~~

~~(c) The involvement of Lessee or its assets in any transaction, or series of transactions (by way of merger, sale, acquisition, financing, transfer, leveraged buy-out or otherwise), whether or not a formal assignment or hypothecation of this Lease or Lessee's assets occurs, which results or will result in a reduction of the Net Worth of Lessee by an amount greater than 25% of such Net Worth as it was represented at the time of the execution of this Lease or at the time of the most recent assignment to which Lessor has consented, or as it exists immediately prior to said transaction or transactions constituting such reduction, whichever was or is greater, shall be considered an assignment of this Lease to which Lessor may withhold its consent. "Net Worth of Lessee" shall mean the net worth of Lessee (excluding any guarantors) established under generally accepted accounting principles.~~

(d) An assignment or subletting without consent shall, at Lessor's option, be a Default curable after notice per Paragraph 13.1(c), or a noncurable Breach without the necessity of any notice and grace period. If Lessor elects to treat such unapproved assignment or subletting as a noncurable Breach, Lessor may either: (i) terminate this Lease, or (ii) upon 30 days written notice, increase the monthly Base Rent to 110% of the Base Rent then in effect. Further, in the event of such Breach and rental adjustment, (i) the purchase price of any option to purchase the Premises held by Lessee shall be subject to similar adjustment to 110% of the price previously in effect, and (ii) all fixed and non-fixed rental adjustments scheduled during the remainder of the Lease term shall be increased to 110% of the scheduled adjusted rent.

(e) Lessee's remedy for any breach of Paragraph 12.1 by Lessor shall be limited to compensatory damages and/or injunctive relief.

12.2 **Terms and Conditions Applicable to Assignment and Subletting.**

(a) Regardless of Lessor's consent, any assignment or subletting shall not: (i) be effective without the express written assumption by such assignee or sublessee of the obligations of Lessee under this Lease, (ii) release Lessee of any obligations hereunder, or (iii) alter the primary liability of Lessee for the payment of Rent or for the performance of any other obligations to be performed by Lessee.

(b) Lessor may accept Rent or performance of Lessee's obligations from any person other than Lessee pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of Rent or performance shall constitute a waiver or estoppel of Lessor's right to exercise its remedies for Lessee's Default or Breach.

(c) Lessor's consent to any assignment or subletting shall not constitute a consent to any subsequent assignment or subletting.

(d) In the event of any Default or Breach by Lessee, Lessor may proceed directly against Lessee, any Guarantors or anyone else responsible for the performance of Lessee's obligations under this Lease, including any assignee or sublessee, without first exhausting Lessor's remedies against any other person or entity responsible therefore to Lessor, or any security held by Lessor.

(e) Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Lessor's determination as to the financial and operational responsibility and appropriateness of the proposed assignee or sublessee, including but not limited to the intended use and/or required modification of the Premises, if any, together with a fee of $1,000 or 10% of the current monthly Base Rent applicable to the portion of the Premises which is the subject of the proposed assignment or sublease, whichever is greater, as consideration for Lessor's considering and processing said request. Lessee agrees to provide Lessor with such other or additional information and/or documentation as may be reasonably requested.

(f) Any assignee of, or sublessee under, this Lease shall, by reason of accepting such assignment or entering into such sublease, be deemed to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Lessee during the term of said assignment or sublease, other than such obligations as are contrary to or inconsistent with provisions of an assignment or sublease to which Lessor has specifically consented to in writing.

12.3 **Additional Terms and Conditions Applicable to Subletting.** The following terms and conditions shall apply to any subletting by

Initials   Initials

Lessee of all or any part of the Premises and s[illegible] be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a) Lessee hereby assigns and transfers to Lessor all of Lessee's interest in all Rent payable on any sublease, and Lessor may collect such Rent and apply same toward Lessee's obligations under this Lease; provided, however, that until a Breach shall occur in the performance of Lessee's obligations, Lessee may collect said Rent. Lessor shall not, by reason of the foregoing or any assignment of such sublease, nor by reason of the collection of Rent, be deemed liable to the sublessee for any failure of Lessee to perform and comply with any of Lessee's obligations to such sublessee. Lessee hereby irrevocably authorizes and directs any such sublessee, upon receipt of a written notice from Lessor stating that a Breach exists in the performance of Lessee's obligations under this Lease, to pay to Lessor all Rent due and to become due under the sublease. Sublessee shall rely upon any such notice from Lessor and shall pay all Rents to Lessor without any obligation or right to inquire as to whether such Breach exists, notwithstanding any claim from Lessee to the contrary.

(b) In the event of a Breach by Lessee, Lessor may, at its option, require sublessee to attorn to Lessor, in which event Lessor shall undertake the obligations of the sublessor under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Lessor shall not be liable for any prepaid rents or security deposit paid by such sublessee to such sublessor or for any prior Defaults or Breaches of such sublessor.

(c) Any matter requiring the consent of the sublessor under a sublease shall also require the consent of Lessor.

(d) No sublessee shall further assign or sublet all or any part of the Premises without Lessor's prior written consent.

(e) Lessor shall deliver a copy of any notice of Default or Breach by Lessee to the sublessee, who shall have the right to cure the Default of Lessee within the grace period, if any, specified in such notice. The sublessee shall have a right of reimbursement and offset from and against Lessee for any such Defaults cured by the sublessee.

13. **Default; Breach; Remedies.**

13.1 **Default; Breach.** A **"Default"** is defined as a failure by the Lessee to comply with or perform any of the terms, covenants, conditions or Rules and Regulations under this Lease. A **"Breach"** is defined as the occurrence of one or more of the following Defaults, and the failure of Lessee to cure such Default within any applicable grace period:

(a) The abandonment of the Premises; or the vacating of the Premises without providing a commercially reasonable level of security, or where the coverage of the property insurance described in Paragraph 8.3 is jeopardized as a result thereof, or without providing reasonable assurances to minimize potential vandalism.

(b) The failure of Lessee to make any payment of Rent or any Security Deposit required to be made by Lessee hereunder, whether to Lessor or to a third party, when due, to provide reasonable evidence of insurance or surety bond, or to fulfill any obligation under this Lease which endangers or threatens life or property, where such failure continues for a period of 3 business days following written notice to Lessee.

(c) The failure by Lessee to provide (i) reasonable written evidence of compliance with Applicable Requirements, (ii) the service contracts, (iii) the rescission of an unauthorized assignment or subletting, (iv) an Estoppel Certificate, (v) a requested subordination, (vi) evidence concerning any guaranty and/or Guarantor, (vii) any document requested under Paragraph 41 (easements), or (viii) any other documentation or information which Lessor may reasonably require of Lessee under the terms of this Lease, where any such failure continues for a period of 10 days following written notice to Lessee.

(d) A Default by Lessee as to the terms, covenants, conditions or provisions of this Lease, or of the rules adopted under Paragraph 2.9 hereof, other than those described in subparagraphs 13.1(a), (b) or (c), above, where such Default continues for a period of 30 days after written notice; provided, however, that if the nature of Lessee's Default is such that more than 30 days are reasonably required for its cure, then it shall not be deemed to be a Breach if Lessee commences such cure within said 30 day period and thereafter diligently prosecutes such cure to completion.

(e) The occurrence of any of the following events: (i) the making of any general arrangement or assignment for the benefit of creditors; (ii) becoming a **"debtor"** as defined in 11 U.S.C. § 101 or any successor statute thereto (unless, in the case of a petition filed against Lessee, the same is dismissed within 60 days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where possession is not restored to Lessee within 30 days; or (iv) the attachment, execution or other judicial seizure of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where such seizure is not discharged within 30 days; provided, however, in the event that any provision of this subparagraph (e) is contrary to any applicable law, such provision shall be of no force or effect, and not affect the validity of the remaining provisions.

(f) The discovery that any financial statement of Lessee or of any Guarantor given to Lessor was materially false.

(g) If the performance of Lessee's obligations under this Lease is guaranteed: (i) the death of a Guarantor, (ii) the termination of a Guarantor's liability with respect to this Lease other than in accordance with the terms of such guaranty, (iii) a Guarantor's becoming insolvent or the subject of a bankruptcy filing, (iv) a Guarantor's refusal to honor the guaranty, or (v) a Guarantor's breach of its guaranty obligation on an anticipatory basis, and Lessee's failure, within 60 days following written notice of any such event, to provide written alternative assurance or security, which, when coupled with the then existing resources of Lessee, equals or exceeds the combined financial resources of Lessee and the Guarantors that existed at the time of execution of this Lease.

13.2 **Remedies.** If Lessee fails to perform any of its affirmative duties or obligations, within 10 days after written notice (or in case of an emergency, without notice), Lessor may, at its option, perform such duty or obligation on Lessee's behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. The costs and expenses of any such performance by Lessor shall be due and payable by Lessee upon receipt of invoice therefor. If any check given to Lessor by Lessee shall not be honored by the bank upon which it is drawn, Lessor, at its option, may require all future payments to be made by Lessee to be by cashier's check. In the event of a Breach, Lessor may, with or without further notice or demand, and without limiting Lessor in the exercise of any right or remedy which Lessor may have by reason of such Breach:

(a) Terminate Lessee's right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Lessee shall immediately surrender possession to Lessor. In such event Lessor shall be entitled to recover from Lessee: (i) the unpaid Rent which had been earned at the time of termination; (ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided; (iii) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and (iv) any other amount necessary to compensate Lessor for all the detriment proximately caused by the Lessee's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including but not limited to the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorneys' fees, and that portion of any leasing commission paid by Lessor in connection with this Lease applicable to the unexpired term of this Lease. The worth at the time of award of the amount referred to in provision (iii) of the immediately preceding sentence shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of the District within which the Premises are located at the time of award plus one percent. Efforts by Lessor to mitigate damages caused by Lessee's Breach of this Lease shall not waive Lessor's right to recover damages under Paragraph 12. If termination of this Lease is obtained through the provisional remedy of unlawful detainer, Lessor shall have the right to recover in such proceeding any unpaid Rent and damages as are recoverable therein, or Lessor may reserve the right to recover all or any part thereof in a separate suit. If a notice and grace period required under Paragraph 13.1 was not previously given, a notice to pay rent or quit, or to perform or quit given to Lessee under the unlawful detainer statute shall also constitute the notice required by Paragraph 13.1. In such case, the applicable grace period required by Paragraph 13.1 and the unlawful detainer statute shall run concurrently, and the failure of Lessee to cure the Default within the greater of the two such grace periods shall constitute both an unlawful detainer and a Breach of this Lease entitling Lessor to the remedies provided for in this Lease and/or by said statute.

(b) Continue the Lease and Lessee's right to possession and recover the Rent as it becomes due, in which event Lessee may sublet or assign, subject only to reasonable limitations. Acts of maintenance, efforts to relet, and/or the appointment of a receiver to protect the Lessor's interests, shall not constitute a termination of the Lessee's right to possession.

(c) Pursue any other remedy now or hereafter available under the laws or judicial decisions of the state wherein the Premises are located. The expiration or termination of this Lease and/or the termination of Lessee's right to possession shall not relieve Lessee from liability under any indemnity provisions of this Lease as to matters occurring or accruing during the term hereof or by reason of Lessee's occupancy of the Premises.

13.3 **Inducement Recapture.** Any agreement for free or abated rent or other charges, or for the giving or paying by Lessor to or for Lessee of any cash or other bonus, inducement or consideration for Lessee's entering into this Lease, all of which concessions are hereinafter referred to as **"Inducement Provisions"**, shall be deemed conditioned upon Lessee's full and faithful performance of all of the terms, covenants and conditions of this Lease. Upon Breach of this Lease by Lessee, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Lessor under such an Inducement Provision shall be immediately due and payable by Lessee to Lessor, notwithstanding any subsequent cure of said Breach by Lessee. The acceptance by Lessor of rent or the cure of the Breach which initiated the operation of this paragraph shall not be deemed a waiver by Lessor of the provisions of this paragraph unless specifically so stated in writing by Lessor at the time of such acceptance.

13.4 **Late Charges.** Lessee hereby acknowledges that late payment by Lessee of Rent will cause Lessor to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Lessor by any Lender. Accordingly, if any Rent shall not be received by Lessor within 5 days after such amount shall be due, then, without any requirement for notice to Lessee, Lessee shall pay to Lessor a one-time late charge equal to 10% of each such overdue amount or $100, whichever is greater. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of such late payment. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for 3 consecutive installments of Base Rent, then notwithstanding any provision of this Lease to the contrary, Base Rent shall, at Lessor's option, become due and payable quarterly in advance.

Initials _______ Initials _______

13.5 **Interest.** Any monetary p[illegible]ent due Lessor hereunder, other than late charges [illegible]t received by Lessor, when due as to scheduled payments (such as Base Rent) or within 30 days following the date on which it was due for non-scheduled payment, shall bear interest from the date when due, as to scheduled payments, or the 31st day after it was due as to non-scheduled payments. The interest (**"Interest"**) charged shall be equal to the prime rate reported in the Wall Street Journal as published closest prior to the date when due plus 4%, but shall not exceed the maximum rate allowed by law. Interest is payable in addition to the potential late charge provided for in Paragraph 13.4.

13.6 **Breach by Lessor.**

(a) **Notice of Breach.** Lessor shall not be deemed in breach of this Lease unless Lessor fails within a reasonable time to perform an obligation required to be performed by Lessor. For purposes of this Paragraph, a reasonable time shall in no event be less than 30 days after receipt by Lessor, and any Lender whose name and address shall have been furnished Lessee in writing for such purpose, of written notice specifying wherein such obligation of Lessor has not been performed; provided, however, that if the nature of Lessor's obligation is such that more than 30 days are reasonably required for its performance, then Lessor shall not be in breach if performance is commenced within such 30 day period and thereafter diligently pursued to completion.

(b) Performance by Lessee on Behalf of Lessor. In the event that neither Lessor nor Lender cures said breach within 30 days after receipt of said notice, or if having commenced said cure they do not diligently pursue it to completion, then Lessee may elect to cure said breach at Lessee's expense and offset from Rent an amount equal to the greater of one month's Base Rent or the Security Deposit, and to pay an excess of such expense under protest, reserving Lessee's right to reimbursement from Lessor. Lessee shall document the cost of said cure and supply said documentation to Lessor.

14. **Condemnation.** If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (collectively **"Condemnation"**), this Lease shall terminate as to the part taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than 10% of the floor area of the Unit, or more than 25% of Lessee's Reserved Parking Spaces, is taken by Condemnation, Lessee may, at Lessee's option, to be exercised in writing within 10 days after Lessor shall have given Lessee written notice of such taking (or in the absence of such notice, within 10 days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Lessee does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in proportion to the reduction in utility of the Premises caused by such Condemnation. Condemnation awards and/or payments shall be the property of Lessor, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages; provided, however, that Lessee shall be entitled to any compensation for Lessee's relocation expenses, loss of business goodwill and/or Trade Fixtures, without regard to whether or not this Lease is terminated pursuant to the provisions of this Paragraph. All Alterations and Utility Installations made to the Premises by Lessee, for purposes of Condemnation only, shall be considered the property of the Lessee and Lessee shall be entitled to any and all compensation which is payable therefor. In the event that this Lease is not terminated by reason of the Condemnation, Lessor shall repair any damage to the Premises caused by such Condemnation.

15. **Brokerage Fees.**

15.1 **Additional Commission.** In addition to the payments owed pursuant to Paragraph 1.10 above, and unless Lessor and the Brokers otherwise agree in writing, Lessor agrees that: (a) if Lessee exercises any Option, (b) if Lessee acquires from Lessor any rights to the Premises or other premises owned by Lessor and located within the Project, (c) if Lessee remains in possession of the Premises, with the consent of Lessor, after the expiration of this Lease, or (d) if Base Rent is increased, whether by agreement or operation of an escalation clause herein, then, Lessor shall pay Brokers a fee in accordance with the schedule of the Brokers in effect at the time of the execution of this Lease.

15.2 **Assumption of Obligations.** Any buyer or transferee of Lessor's interest in this Lease shall be deemed to have assumed Lessor's obligation hereunder. Brokers shall be third party beneficiaries of the provisions of Paragraphs 1.10, 15, 22 and 31. If Lessor fails to pay to Brokers any amounts due as and for brokerage fees pertaining to this Lease when due, then such amounts shall accrue Interest. In addition, if Lessor fails to pay any amounts to Lessee's Broker when due, Lessee's Broker may send written notice to Lessor and Lessee of such failure and if Lessor fails to pay such amounts within 10 days after said notice, Lessee shall pay said monies to its Broker and offset such amounts against Rent. In addition, Lessee's Broker shall be deemed to be a third party beneficiary of any commission agreement entered into by and/or between Lessor and Lessor's Broker for the limited purpose of collecting any brokerage fee owed.

15.3 **Representations and Indemnities of Broker Relationships.** Lessee and Lessor each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder (other than the Brokers, if any) in connection with this Lease, and that no one other than said named Brokers is entitled to any commission or finder's fee in connection herewith. Lessee and Lessor do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, attorneys' fees reasonably incurred with respect thereto.

16. **Estoppel Certificates.**

(a) Each Party (as **"Responding Party"**) shall within 10 days after written notice from the other Party (the **"Requesting Party"**) execute, acknowledge and deliver to the Requesting Party a statement in writing in form similar to the then most current **"Estoppel Certificate"** form published by the American Industrial Real Estate Association, plus such additional information, confirmation and/or statements as may be reasonably requested by the Requesting Party.

(b) If the Responding Party shall fail to execute or deliver the Estoppel Certificate within such 10 day period, the Requesting Party may execute an Estoppel Certificate stating that: (i) the Lease is in full force and effect without modification except as may be represented by the Requesting Party, (ii) there are no uncured defaults in the Requesting Party's performance, and (iii) if Lessor is the Requesting Party, not more than one month's rent has been paid in advance. Prospective purchasers and encumbrancers may rely upon the Requesting Party's Estoppel Certificate, and the Responding Party shall be estopped from denying the truth of the facts contained in said Certificate.

(c) If Lessor desires to finance, refinance, or sell the Premises, or any part thereof, Lessee and all Guarantors shall deliver to any potential lender or purchaser designated by Lessor such financial statements as may be reasonably required by such lender or purchaser, including but not limited to Lessee's financial statements for the past 3 years. All such financial statements shall be received by Lessor and such lender or purchaser in confidence and shall be used only for the purposes herein set forth.

17. **Definition of Lessor.** The term **"Lessor"** as used herein shall mean the owner or owners at the time in question of the fee title to the Premises, or, if this is a sublease, of the Lessee's interest in the prior lease. In the event of a transfer of Lessor's title or interest in the Premises or this Lease, Lessor shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Lessor. Except as provided in Paragraph 15, upon such transfer or assignment and delivery of the Security Deposit, as aforesaid, the prior Lessor shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the Lessor. Subject to the foregoing, the obligations and/or covenants in this Lease to be performed by the Lessor shall be binding only upon the Lessor as hereinabove defined. Notwithstanding the above, and subject to the provisions of Paragraph 20 below, the original Lessor under this Lease, and all subsequent holders of the Lessor's interest in this Lease shall remain liable and responsible with regard to the potential duties and liabilities of Lessor pertaining to Hazardous Substances as outlined in Paragraph 6.2 above.

18. **Severability.** The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. **Days.** Unless otherwise specifically indicated to the contrary, the word "days" as used in this Lease shall mean and refer to calendar days.

20. **Limitation on Liability.** Subject to the provisions of Paragraph 17 above, the obligations of Lessor under this Lease shall not constitute personal obligations of Lessor, the individual partners of Lessor or its or their individual partners, directors, officers or shareholders, and Lessee shall look to the Premises, and to no other assets of Lessor, for the satisfaction of any liability of Lessor with respect to this Lease, and shall not seek recourse against the individual partners of Lessor, or its or their individual partners, directors, officers or shareholders, or any of their personal assets for such satisfaction.

21. **Time of Essence.** Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

22. **No Prior or Other Agreements; Broker Disclaimer.** This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be effective. Lessor and Lessee each represents and warrants to the Brokers that it has made, and is relying solely upon, its own investigation as to the nature, quality, character and financial responsibility of the other Party to this Lease and as to the use, nature, quality and character of the Premises. Brokers have no responsibility with respect thereto or with respect to any default or breach hereof by either Party. The liability (including court costs and attorneys' fees), of any Broker with respect to negotiation, execution, delivery or performance by either Lessor or Lessee under this Lease or any amendment or modification hereto shall be limited to an amount up to the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

23. **Notices.**

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23.1 **Notice Requirements**. Al[illegible] ices required or permitted by this Lease or applic[illegible] law shall be in writing and may be delivered in person (by hand or by courier) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 23. The addresses noted adjacent to a Party's signature on this Lease shall be that Party's address for delivery or mailing of notices. Either Party may by written notice to the other specify a different address for notice, except that upon Lessee's taking possession of the Premises, the Premises shall constitute Lessee's address for notice. A copy of all notices to Lessor shall be concurrently transmitted to such party or parties at such addresses as Lessor may from time to time hereafter designate in writing.

23.2 **Date of Notice**. Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. If sent by regular mail the notice shall be deemed given 48 hours after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantee next day delivery shall be deemed given 24 hours after delivery of the same to the Postal Service or courier. Notices transmitted by facsimile transmission or similar means shall be deemed delivered upon telephone confirmation of receipt (confirmation report from fax machine is sufficient), provided a copy is also delivered via delivery or mail. If notice is received on a Saturday, Sunday or legal holiday, it shall be deemed received on the next business day.

24. **Waivers**. No waiver by Lessor of the Default or Breach of any term, covenant or condition hereof by Lessee, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default or Breach by Lessee of the same or of any other term, covenant or condition hereof. Lessor's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Lessor's consent to, or approval of, any subsequent or similar act by Lessee, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. The acceptance of Rent by Lessor shall not be a waiver of any Default or Breach by Lessee. Any payment by Lessee may be accepted by Lessor on account of monies or damages due Lessor, notwithstanding any qualifying statements or conditions made by Lessee in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Lessor at or before the time of deposit of such payment.

25. **Disclosures Regarding The Nature of a Real Estate Agency Relationship.**

(a) When entering into a discussion with a real estate agent regarding a real estate transaction, a Lessor or Lessee should from the outset understand what type of agency relationship or representation it has with the agent or agents in the transaction. Lessor and Lessee acknowledge being advised by the Brokers in this transaction, as follows:

(i) Lessor's Agent. A Lessor's agent under a listing agreement with the Lessor acts as the agent for the Lessor only. A Lessor's agent or subagent has the following affirmative obligations: To the Lessor: A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Lessor. To the Lessee and the Lessor: a. Diligent exercise of reasonable skills and care in performance of the agent's duties. b. A duty of honest and fair dealing and good faith. c. A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the Parties. An agent is not obligated to reveal to either Party any confidential information obtained from the other Party which does not involve the affirmative duties set forth above.

(ii) Lessee's Agent. An agent can agree to act as agent for the Lessee only. In these situations, the agent is not the Lessor's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Lessor. An agent acting only for a Lessee has the following affirmative obligations. To the Lessee: A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Lessee. To the Lessee and the Lessor: a. Diligent exercise of reasonable skills and care in performance of the agent's duties. b. A duty of honest and fair dealing and good faith. c. A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the Parties. An agent is not obligated to reveal to either Party any confidential information obtained from the other Party which does not involve the affirmative duties set forth above.

(iii) Agent Representing Both Lessor and Lessee. A real estate agent, either acting directly or through one or more associate licenses, can legally be the agent of both the Lessor and the Lessee in a transaction, but only with the knowledge and consent of both the Lessor and the Lessee. In a dual agency situation, the agent has the following affirmative obligations to both the Lessor and the Lessee: a. A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either Lessor or the Lessee. b. Other duties to the Lessor and the Lessee as stated above in subparagraphs (i) or (ii). In representing both Lessor and Lessee, the agent may not without the express permission of the respective Party, disclose to the other Party that the Lessor will accept rent in an amount less than that indicated in the listing or that the Lessee is willing to pay a higher rent than that offered. The above duties of the agent in a real estate transaction do not relieve a Lessor or Lessee from the responsibility to protect their own interests. Lessor and Lessee should carefully read all agreements to assure that they adequately express their understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

(b) Brokers have no responsibility with respect to any default or breach hereof by either Party. The liability (including court costs and attorneys' fees), of any Broker with respect to any breach of duty, error or omission relating to this Lease shall not exceed the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

(c) Buyer and Seller agree to identify to Brokers as "Confidential" any communication or information given Brokers that is considered by such Party to be confidential.

26. **No Right To Holdover**. Lessee has no right to retain possession of the Premises or any part thereof beyond the expiration or termination of this Lease. In the event that Lessee holds over, then the Base Rent shall be increased to 150% of the Base Rent applicable immediately preceding the expiration or termination. Nothing contained herein shall be construed as consent by Lessor to any holding over by Lessee.

27. **Cumulative Remedies.** No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

28. **Covenants and Conditions; Construction of Agreement.** All provisions of this Lease to be observed or performed by Lessee are both covenants and conditions. In construing this Lease, all headings and titles are for the convenience of the Parties only and shall not be considered a part of this Lease. Whenever required by the context, the singular shall include the plural and vice versa. This Lease shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if both Parties had prepared it.

29. **Binding Effect; Choice of Law**. This Lease shall be binding upon the parties, their personal representatives, successors and assigns and be governed by the laws of the State in which the Premises are located. Any litigation between the Parties hereto concerning this Lease shall be initiated in the county in which the Premises are located.

30. **Subordination; Attornment; Non-Disturbance.**

30.1 **Subordination.** This Lease and any Option granted hereby shall be subject and subordinate to any ground lease, mortgage, deed of trust, or other hypothecation or security device (collectively, **"Security Device"**), now or hereafter placed upon the Premises, to any and all advances made on the security thereof, and to all renewals, modifications, and extensions thereof. Lessee agrees that the holders of any such Security Devices (in this Lease together referred to as **"Lender"**) shall have no liability or obligation to perform any of the obligations of Lessor under this Lease. Any Lender may elect to have this Lease and/or any Option granted hereby superior to the lien of its Security Device by giving written notice thereof to Lessee, whereupon this Lease and such Options shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof.

30.2 **Attornment.** Subject to the non-disturbance provisions of Paragraph 30.3, Lessee agrees to attorn to a Lender or any other party who acquires ownership of the Premises by reason of a foreclosure of a Security Device, and that in the event of such foreclosure, such new owner shall not: (a) be liable for any act or omission of any prior lessor or with respect to events occurring prior to acquisition of ownership; (b) be subject to any offsets or defenses which Lessee might have against any prior lessor, (c) be bound by prepayment of more than one month's rent, or (d) be liable for the return of any security deposit paid to any prior lessor.

30.3 **Non-Disturbance.** With respect to Security Devices entered into by Lessor after the execution of this Lease, Lessee's subordination of this Lease shall be subject to receiving a commercially reasonable non-disturbance agreement (a **"Non-Disturbance Agreement"**) from the Lender which Non-Disturbance Agreement provides that Lessee's possession of the Premises, and this Lease, including any options to extend the term hereof, will not be disturbed so long as Lessee is not in Breach hereof and attorns to the record owner of the Premises. Further, within 60 days after the execution of this Lease, Lessor shall use its commercially reasonable efforts to obtain a Non-Disturbance Agreement from the holder of any pre-existing Security Device which is secured by the Premises. In the event that Lessor is unable to provide the Non-Disturbance Agreement within said 60 days, then Lessee may, at Lessee's option, directly contact Lender and attempt to negotiate for the execution and delivery of a Non-Disturbance Agreement.

30.4 **Self-Executing.** The agreements contained in this Paragraph 30 shall be effective without the execution of any further documents; provided, however, that, upon written request from Lessor or a Lender in connection with a sale, financing or refinancing of the Premises, Lessee and Lessor shall execute such further writings as may be reasonably required to separately document any subordination, attornment and/or Non-Disturbance Agreement provided for herein.

31. **Attorneys' Fees.** If any Party or Broker brings an action or proceeding involving the Premises whether founded in tort, contract or equity, or to declare rights hereunder, the Prevailing Party (as hereafter defined) in any such proceeding, action, or appeal thereon, shall be entitled to reasonable

Initials Initials

attorneys' fees. Such fees may be awarded in the same suit or recovered in a separate suit, whether or not such action or proceeding is pursued to decision or judgment. The term, "Prevailing Party" shall include, without limitation, a Party or Broker who substantially obtains or defeats the relief sought, as the case may be, whether by compromise, settlement, judgment, or the abandonment by the other Party or Broker of its claim or defense. The attorneys' fees award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys' fees reasonably incurred. In addition, Lessor shall be entitled to attorneys' fees, costs and expenses incurred in the preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such Default or resulting Breach ($200 is a reasonable minimum per occurrence for such services and consultation).

32. **Lessor's Access; Showing Premises; Repairs.** Lessor and Lessor's agents shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times for the purpose of showing the same to prospective purchasers, lenders, or tenants, and making such alterations, repairs, improvements or additions to the Premises as Lessor may deem necessary. All such activities shall be without abatement of rent or liability to Lessee. Lessor may at any time place on the Premises any ordinary **"For Sale"** signs and Lessor may during the last 6 months of the term hereof place on the Premises any ordinary **"For Lease"** signs. Lessee may at any time place on the Premises any ordinary **"For Sublease"** sign.

33. **Auctions.** Lessee shall not conduct, nor permit to be conducted, any auction upon the Premises without Lessor's prior written consent. Lessor shall not be obligated to exercise any standard of reasonableness in determining whether to permit an auction.

34. **Signs.** Except for ordinary "For Sublease" signs which may be placed only on the Premises, Lessee shall not place any sign upon the Project without Lessor's prior written consent. All signs must comply with all Applicable Requirements.

35. **Termination; Merger.** Unless specifically stated otherwise in writing by Lessor, the voluntary or other surrender of this Lease by Lessee, the mutual termination or cancellation hereof, or a termination hereof by Lessor for Breach by Lessee, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, that Lessor may elect to continue any one or all existing subtenancies. Lessor's failure within 10 days following any such event to elect to the contrary by written notice to the holder of any such lesser interest, shall constitute Lessor's election to have such event constitute the termination of such interest.

36. **Consents.** Except as otherwise provided herein, wherever in this Lease the consent of a Party is required to an act by or for the other Party, such consent shall not be unreasonably withheld or delayed. Lessor's actual reasonable costs and expenses (including but not limited to architects', attorneys', engineers' and other consultants' fees) incurred in the consideration of, or response to, a request by Lessee for any Lessor consent, including but not limited to consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Lessee upon receipt of an invoice and supporting documentation therefor. Lessor's consent to any act, assignment or subletting shall not constitute an acknowledgment that no Default or Breach by Lessee of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default or Breach, except as may be otherwise specifically stated in writing by Lessor at the time of such consent. The failure to specify herein any particular condition to Lessor's consent shall not preclude the imposition by Lessor at the time of consent of such further or other conditions as are then reasonable with reference to the particular matter for which consent is being given. In the event that either Party disagrees with any determination made by the other hereunder and reasonably requests the reasons for such determination, the determining party shall furnish its reasons in writing and in reasonable detail within 10 business days following such request.

37. **Guarantor.**

37.1 **Execution.** The Guarantors, if any, shall each execute a guaranty in the form most recently published by the American Industrial Real Estate Association, and each such Guarantor shall have the same obligations as Lessee under this Lease.

37.2 **Default.** It shall constitute a Default of the Lessee if any Guarantor fails or refuses, upon request to provide: (a) evidence of the execution of the guaranty, including the authority of the party signing on Guarantor's behalf to obligate Guarantor, and in the case of a corporate Guarantor, a certified copy of a resolution of its board of directors authorizing the making of such guaranty, (b) current financial statements, (c) an Estoppel Certificate, or (d) written confirmation that the guaranty is still in effect.

38. **Quiet Possession.** Subject to payment by Lessee of the Rent and performance of all of the covenants, conditions and provisions on Lessee's part to be observed and performed under this Lease, Lessee shall have quiet possession and quiet enjoyment of the Premises during the term hereof.

39. **Options.** If Lessee is granted an option, as defined below, then the following provisions shall apply.

39.1 **Definition.** **"Option"** shall mean: (a) the right to extend the term of or renew this Lease or to extend or renew any lease that Lessee has on other property of Lessor; (b) the right of first refusal or first offer to lease either the Premises or other property of Lessor; (c) the right to purchase or the right of first refusal to purchase the Premises or other property of Lessor.

39.2 **Options Personal To Original Lessee.** Any Option granted to Lessee in this Lease is personal to the original Lessee, and cannot be assigned or exercised by anyone other than said original Lessee and only while the original Lessee is in full possession of the Premises and, if requested by Lessor, with Lessee certifying that Lessee has no intention of thereafter assigning or subletting.

39.3 **Multiple Options.** In the event that Lessee has any multiple Options to extend or renew this Lease, a later Option cannot be exercised unless the prior Options have been validly exercised.

39.4 **Effect of Default on Options.**

(a) Lessee shall have no right to exercise an Option: (i) during the period commencing with the giving of any notice of Default and continuing until said Default is cured, (ii) during the period of time any Rent is unpaid (without regard to whether notice thereof is given Lessee), (iii) during the time Lessee is in Breach of this Lease, or (iv) in the event that Lessee has been given 3 or more notices of separate Default, whether or not the Defaults are cured, during the 12 month period immediately preceding the exercise of the Option.

(b) The period of time within which an Option may be exercised shall not be extended or enlarged by reason of Lessee's inability to exercise an Option because of the provisions of Paragraph 39.4(a).

(c) An Option shall terminate and be of no further force or effect, notwithstanding Lessee's due and timely exercise of the Option, if, after such exercise and prior to the commencement of the extended term, (i) Lessee fails to pay Rent for a period of 30 days after such Rent becomes due (without any necessity of Lessor to give notice thereof), (ii) Lessor gives to Lessee 3 or more notices of separate Default during any 12 month period, whether or not the Defaults are cured, or (iii) if Lessee commits a Breach of this Lease.

40. **Security Measures.** Lessee hereby acknowledges that the Rent payable to Lessor hereunder does not include the cost of guard service or other security measures, and that Lessor shall have no obligation whatsoever to provide same. Lessee assumes all responsibility for the protection of the Premises, Lessee, its agents and invitees and their property from the acts of third parties.

41. **Reservations.** Lessor reserves the right: (i) to grant, without the consent or joinder of Lessee, such easements, rights and dedications that Lessor deems necessary, (ii) to cause the recordation of parcel maps and restrictions, and (iii) to create and/or install new utility raceways, so long as such easements, rights, dedications, maps, restrictions, and utility raceways do not unreasonably interfere with the use of the Premises by Lessee. Lessee agrees to sign any documents reasonably requested by Lessor to effectuate such rights.

42. **Performance Under Protest.** If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay.

43. **Authority.** If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Each party shall, within 30 days after request, deliver to the other party satisfactory evidence of such authority.

44. **Conflict.** Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

45. **Offer.** Preparation of this Lease by either party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

46. **Amendments.** This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Lessee's obligations hereunder, Lessee agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

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47. **Multiple Parties.** If more than one person or entity is named herein as either Lessor or Lessee, such multiple Parties shall have joint and several responsibility to comply with the terms of this Lease.

48. **Waiver of Jury Trial.** *The Parties hereby waive their respective rights to trial by jury in any action or proceeding involving the Property or arising out of this Agreement.*

49. **Mediation and Arbitration of Disputes.** An Addendum requiring the Mediation and/or the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease ☐ is ☑ is not attached to this Lease.

LESSOR AND LESSEE HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LESSOR AND LESSEE WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. **SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.**
2. **RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND THE SUITABILITY OF THE PREMISES FOR LESSEE'S INTENDED USE.**

WARNING: IF THE PREMISES ARE LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE LEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PREMISES ARE LOCATED.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: CARLSBAD, CA
on: 6-27-02

By LESSOR:
Trevor Associates, Ltd.
a California Limited Partnership

By: [signature]
Name Printed: Thompson Fetter
Title: General Partner

By:
Name Printed:
Title:
Address: 1131 "G" Street
San Diego, CA 92101

Telephone: (619) 234-7989
Facsimile: (619) 234-8017
Federal ID No.

Executed at: CARLSBAD CA
on: 6-27-2002

By LESSEE:
Southwest Community Bank
a California Banking Corporation

By: [signature]
Name Printed: Steven D. Ahlquist
Title: Sr. Vice President

By:
Name Printed:
Title:
Address: 5810 El Camino Real, Suite D
Carlsbad, CA 92013-1690

Telephone: (760) 918-2614
Facsimile: (760) 431-2160
Federal ID No.

These forms are often modified to meet changing requirements of law and needs of the industry. Always write or call to make sure you are utilizing the most current form: American Industrial Real Estate Association, 700 South Flower Street, Suite 600, Los Angeles, CA 90017. (213) 687-8777.

EXHIBIT A

26755 JEFFERSON AVE

3,013 SQ.FT. OF SUITE C


SUBJECT
UNIT "A" 3,089 gsf
UNIT "C"
UNIT "D" 7,456 gsf
(10,928 SF)
UNIT "E" 5,079 gsf
UNIT "G" 3,455 gsf
UNIT "B" 3,797 gsf
UNIT "L" 2,615 gsf
UNIT "K" 2,578 gsf
UNIT "J" 3,472 gsf
UNIT "I" 2,316 gsf
UNIT "H" 1,354 gsf
UNIT "F" 1,973 gsf

Sign Program
Jefferson Plaza
EXHIBIT "B"

1. GENERAL

This exterior sign program is unique to this building. The sign regulations herein have been established for the purpose of achieving the best possible effect for Lessee's identification, over design and image.

2. APPROVALS

The design and construction of Lessee's exterior sign(s) must receive written approval by the Lessor prior to fabrication and installation. Lessor's approval will include the sign wording in addition to adherence to the specifics of this sign program. The wording of the sign will be defined in the lease agreement.

To secure Lessor's approval, Lessee agrees to provide to the Lessor two copies of the detailed sign design drawings. The sign drawings are to be prepared by a reputable state licensed sign contractor. All drawings marked "Disapproved" or "Approved As Noted" must be corrected and resubmitted.

NOTE: No sign shall be constructed until the City of Murrieta has issued a sign permit.

3. SIGN DEFINITIONS

a) Exterior - Permanently mounted building signs.
b) Monument Signage – Space to be allocated on multi-tenant sign located in planter in driveway mid-block on Jefferson Avenue.
c) Incidental on Premises Signs – (Visible to outside). These include "hours of operation", promotional and directional signs, visible through glass windows or doors.

4. PROHIBITED SIGNS

a) Immoral or Unlawful Advertising – It shall be unlawful for any person to exhibit, post or display, cause to be exhibited, exposed or displayed upon any sign, anything of an obscene, indecent or immoral nature of unlawful activity.
b) Signs on Doors, Window or Fire Escapes – No window signs will be permitted except as noted herein. No sign shall be installed, relocated or maintained so as to prevent free access to or egress form any door. No sign of any kind shall be attached to a stand pipe except those signs as required by code or ordinance.
c) Off Premise Signs – Any signs, other than a directional sign, installed for the purpose of advertising a project, event, person or subject not related to the premises upon which the sign is located, is prohibited.
d) Vehicle Signs – Signs on or affixed to trucks, automobiles, trailers, or other vehicles which advertise, identify or provide directions to a use or activity not related to its lawful making of deliveries of sales or merchandise or rendering of services from such vehicles, is prohibited.


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e) Light Bulb Strin… and Exposed Tubing – External displ…s, other than temporary decorative holiday lighting, …hich consist of unshielded light bulbs, …nd open, exposed neon or gaseous light tubing, are prohibited. An exception hereto may be granted by the Lessor and/or architect when the display is an integral part of the design character of the activity to which it relates.

f) Banners, Pennants and Balloons or Inflatable Figures Used for Advertising Purposes – No flags, banners, pennants, inflatable figures or a combination of same may be permitted unless previously approved by the Lessor, the City and an architect.

5. GENERAL SPECIFICATION

Individual illuminated letters will be a pan channel metal letter five inches (5") deep or less. Maximum letter height will be twenty four inches (24"). Letter faces will be of Plexiglas letter face with a 3/4" trimcap molding for securing the Plexiglas letter face to the metal letter. Illumination of the letters will be achieved with neon tubing mounted inside the letters. Channel letters are to be flush mounted to horizontal raceways. Only the raceways shall be mounted to the building. Logos shall not exceed 36" in height. The overall signage shall not exceed 60". All parts of the sign shall be constructed and installed with non-rust materials.

6. LETTER-STYLE RESTRICTION, COLOR AND LOGO RESTRICTIONS:

Subject to Lessor approval.

7. SIGN INSTALLATION

a) Each Lessee shall submit to the owner for approval before fabrication, two (2) copies of detailed shop drawings of proposed signage and one color rendering indicating conformance with the Sign Criteria as outlined.
b) The Lessee or his representative will submit an owner approved drawing to the appropriate city/county authority for approval prior to the start of any sign construction.
c) The Lessee shall pay for all signs, their installation (inclusive of final connections, transformers, and all other labor and materials), and maintenance thereof.
d) The Lessee or his representative shall obtain and remit payment for all necessary permits.
e) The Lessee shall be responsible for fulfillment of all requirements and specifications of this Sign Criteria.
f) Letters to be affixed to an exposed raceway which shall be fastened to the building with concealed plated fasteners.
g) All building penetrations are to be sealed to prohibit water intrusion.
h) The exposed raceway shall conceal all necessary wiring, transformers, ballasts, starters and other necessary equipment.
i) The Lessee shall provide primary electrical terminations at sign areas.
j) It is the responsibility of the Lessee's sign contractor to verify all conduit and transformer locations and service prior to fabrication.
k) Each Lessee, or its sign contractor, shall be responsible for the repair of any damage to the building caused by the installation of said Lessee's sign.
l) Each Lessee shall be responsible for the performance of its sign contractor.
m) Each Lessee is responsible for the removal and restoration of the building face at the termination of the lease.

8. NON-CONFORMA__E

Signs installed or modified, not in conformance with this sign program, shall be corrected or removed by the Lessee or the Lessee's sign contractor within fifteen (15) days after written notice by the Lessor.

9. ELEVATIONS

See attached.

EXHIBIT "C"
RULES AND REGULATIONS

The rules and regulations set forth herein below are a part of that certain Lease to which these rules and regulations are an Exhibit "D" and into which Lease these rules and regulations are hereby incorporated by this reference:

1. The sidewalk entrances and Common Areas shall not be obstructed by any of the Lessees or used by them for any purpose other than ingress and egress to and from their respective Lease Premises. Lessee will not place or allow to be placed in these areas any waste paper, dust, garbage, refuse or anything whatsoever that would tend to make them unclean or untidy, or hinder ingress and egress to other Lessees.

2. The windows that reflect or admit light shall not be covered or obstructed by any of the Lessees. This does not apply to window coverings.

3. All water apparatus shall not be used for any purpose other than those for which they were constructed. Any damages resulting by misuse shall be borne by the Lessee by whom or by whose agents, servants or employees the same is caused. Lessee shall not let the water run unless in actual use, nor shall they deface any part of the Leased Premises or the project.

4. No Lessee shall do or permit anything to be done in the Leased Premises or bring or keep anything therein which will increase the risk of fire or obstruct or interfere with the rights of other Lessees or violate or act at variance with the laws relating to fire or with the regulations of the Department or the Board of Health jurisdiction.

5. Lessees, their clerks or servants shall not interfere with other Lessees or those having business with such other Lessees.

6. Nothing shall be stored or left outside of the Leased Premises.

7. No small animals shall be kept in or about the Leased Premises nor shall the Lessees operate or permit to be operated any musical sound producing instrument or device inside or outside the Leased Premises other than music from background music that does not disrupt other tenants.

8. No one shall use the Leased Premises for sleeping apartments or residential purposes, or for the storage of personal effects or articles other than those required for business purposes.

9. It shall be the duty of the respective Lessees to assist and cooperate with Lessor in preventing injury to the premises demised to them respectively.

10. No inflammable oils or other inflammable, dangerous or explosive materials shall be kept or permitted to be kept in or outside the Leased Premises. Nothing shall be placed on the outside of the window sills or projections.

11. Lessees shall give prompt notice of any accident to or any defect in the plumbing, climate control, mechanical or electrical apparatus or any other part of the Leased Premises or the project.

12. Lessees shall not make, paint, drill into or in any way deface the walls, ceilings, partitions, floors or other parts of the Leased Premises and the Project except with the prior written consent of Lessor.

13. Lessees will not do or omit to do or permit to be done or omitted anything upon or in respect of the Leased Premises the doing or omission of which (as the case may be) shall be or result in a nuisance.

14. Lessor shall have the right to make such other and further reasonable rules and regulations as in its judgment may, from time to time, be needful for the safety, care, cleanliness and appearance of the Leased Premises and the Project and for the preservation of good order therein and the same shall be kept and observed by the Lessees, their clerks and servants.

15. Lessees agree to the foregoing Rules and Regulations which are hereby made a part of their Leases, and each of them agrees that any infraction of them shall constitute an event of default under Article 13 of their Leases and all of the provisions of Article 13 of their Leases shall apply to such event of default.

Initial Here
Initial Here

ADDENDUM TO AIRE STANDARD MULTI-TENANT LEASE GROSS DATED JUNE 25, 2002 FOR THE PREMISES KNOWN AS 26755 JEFFERSON AVENUE, PORTION OF SUITE C, CITY OF MURRIETA, STATE OF CALIFORNIA BY AND BETWEEN TREVOR ASSOCIATES, LTD ("LESSOR") AND SOUTHWEST COMMUNITY BANK ("LESSEE").

50. **BASE RENT:**
Base Rent shall commence the later of September 1, 2002 or completion of Lessee Improvements and filing of the Notice of Completion. Lessor to provide access of space to Lessee and Lessees general contractor prior to lease commencement for purposes of building Lessor's shell improvements and Lessee Improvements.

Month 1 -12:	$4,820.80
Months13-24:	$5,013.65
Months 25-36:	$5,214.18
Months 37-48:	$5,422.75
Months 49-60:	$5,639.66

51. **EXPENSES:**
Lessee to pay liability insurance, metered electricity and interior janitorial. Lessor to pay real property taxes, building insurance, outside maintenance, trash collection and all common area charges, pursuant to paragraph 4.2 herein.

52. **TENANT IMPROVEMENTS:**
Lessor shall deliver premises as agreed upon under the design submitted by JD Stouse. Specific terms are as follows:

a. Lessor shall pay an estimated $60,000.00 (sixty thousand dollars and 00/100) towards the above noted improvements. All other costs shall be at the Lessees sole expense.

b. Lessee Improvements shall be competitively bid.

c. Lessor agrees to deposit the $60,000.00 (sixty thousand dollars and 00/100) into a builders fund control account managed by Lessee within 10 days of the signing of the Lessee Improvement contract.

d. Final plan/design, budget and contractor selection shall be mutually agreed upon by Lessor and Lessee.

53. **OPTION TO EXTEND LEASE:**

Lessee is hereby granted two (2) five (5) year options to extend the term of the lease. Lessee must be in good standing and must give notice to Lessor of intent to exercise no more than 6 months prior to end of the term. The right to exercise shall end 90 days prior to the end of each five year term.

The rent for the first year of the option period shall be the higher of: a) the rent for the final year of the term just ended; or b) the original rent (month 1-12) adjusted for the change in CPI, using September 2002 as the base year. The rent for each year of the option periods shall be adjusted annually (upward only) using the same base.

54. **SIGNAGE:**
Lessee shall be permitted to install signage on the exterior wall of the demised premises. All signage shall comply with Lessor's criteria as well as City ordinances and shall be at Lessee's sole expense. In addition, Lessee at Lessee's sole expense, shall be permitted to install signage on the monument sign.

55. **PARKING:**
Five (5) parking spaces, located immediately in front of Bank's entrance, shall be reserved for the Lessee's exclusive use. Identifying and monitoring these spaces shall be Lessee's responsibility. Lessee shall have unrestricted use together with all other tenants of the balance of the common area parking, ingress and egress together for the use of its customers and employees.

56. **ADDITIONAL CONDITIONS:**

a. Approval by Bank's Board of Directors on May 22, 2002 (accomplished)
b. Subject to the execution of a mutually agreeable lease no later than June 27, 2002
c. Approval by the State of California, Department of Financial Institutions (accomplished)
d. Approval by FDIC
e. Approval of use by City of Murrieta

LESSOR:

Trevor Associates, Ltd.
A California Limited Partnership
T. Fetter & Co., Inc. – General Partner

By: ______________________
Thompson Fetter, President,
T. Fetter & Co., Inc.

Date: 6-27-02

LESSEE:

Southwest Community Bank
A California Banking Corporation

By: ______________________
Steven Ahlquist, Sr. Vice President

Date: 6-27-2002

X:\AIR-Misc. Forms\Addendum\26755 Jefferson Avenue, C (SW Community Bank).doc

ORIGINAL

OFFICE LEASE

LANDLORD:

SPECTRUM WAPLES STREET, LLC,
a California limited liability company

and

SPECTRUM LAMBERT PLAZA, LLC,
*a California limited liability company,
as tenants-in-common*

TENANT:

SOUTHWEST COMMUNITY BANK
a California banking corporation

ORIGINAL

SUMMARY OF BASIC LEASE INFORMATION AND DEFINITIONS

This SUMMARY OF BASIC LEASE INFORMATION AND DEFINITIONS ("**Summary**") is hereby incorporated into and made a part of the attached Office Lease which pertains to the Building described in Section 1.4 below. All references in the Lease to the "Lease" shall include this Summary. All references in the Lease to any term defined in this Summary shall have the meaning set forth in this Summary for such term. Any initially capitalized terms used in this Summary and any initially capitalized terms in the Lease which are not otherwise defined in this Summary shall have the meaning given to such terms in the Lease. If there is any inconsistency between the Summary and the Lease, the provisions of the Lease shall control.

1.1 **Landlord's Address**: Spectrum Waples Street, LLC and Spectrum Lambert Plaza, LLC
c/o Layton-Belling & Associates
4440 Von Karman Avenue, Suite 150
Newport Beach, California 92660
Attn: Property Management - Metroplex Building
Telephone: (949) 833-0400
Facsimile: (949) 955-9325

1.2 **Tenant's Address**: Southwest Community Bank
2401 East Katella Avenue, Suite 100
Anaheim, California 92806
Attn: Robert Llorens
Telephone: (714) 937-1297
Facsimile: (714) 937-1176

With a copy to:

Southwest Community Bank
5810 El Camino Real
Carlsbad, California 92008
Attention: President
Telephone: (760) 918-2616
Facsimile: (760) 431-2160

1.3 **Site; Project**: The Site consists of the parcel(s) of real property known as the Metroplex Building located at 2401 East Katella Avenue, Anaheim, County of Orange, State of California, as shown on the site plan attached hereto as Exhibit "A" as such area may be expanded or reduced from time to time. The Project includes the Site and all buildings, improvements and facilities, now or subsequently located on the Site from time to time, including, without limitation, the one (1) office building currently located on the Site, as depicted on the site plan attached hereto as Exhibit "A".

1.4 **Building**: A six (6) story office building located on the Site, containing approximately 104,860 rentable square feet, the address of which is 2401 East Katella Avenue, Anaheim, California.

1.5 **Premises**: Those certain premises known as Suite 100 as generally shown on the floor plan attached hereto as Exhibit "B", located on the ground floor of the Building, and containing approximately 5,758 rentable square feet (5,007 usable square feet).

1.6 **Term**: Six (6) years.

1.7 **Commencement Date**: May 1, 2003. **Expiration Date:** April 30, 2009.

1.8 **Monthly Basic Rent**: Upon the commencement of the Term of this Lease, and on the first day of each month thereafter during the Term of this Lease, Tenant shall pay to Landlord, in advance and without offset, deduction or demand as Monthly Basic Rent for the Premises the following monthly payments:

Months	Monthly Basic Rent
1-36	$10,652.30
37-72	$11,228.10

1.9 **Tenant's Percentage**: 5.49%, which is the ratio that the rentable square footage of the Premises bears to the rentable square footage of the Building. Accordingly, as more particularly set forth in Section 4 hereof, Tenant shall pay to Landlord: (a) 5.49% of the "Operating Expenses" (as defined in Section 4.4) in excess of "Landlord's Contribution to Operating Expenses" (b) 5.49% of Real Property Taxes and Assessments (as defined in Section 4.5) in excess of "Landlord's Contribution" to Real Property Taxes and Assessments; (c) 5.49% of Insurance Costs (as defined in Section 4.6) in excess of "Landlord's Contribution to Insurance Costs;" and (d) 5.49 % of Utilities Costs (as defined in Section 4.7) in excess of "Landlord's Contribution to Utilities Costs," Landlord's Contribution being defined in Section 1.10 of the Summary below. Tenant's Percentage is subject to adjustment in accordance with Section 1.3 of the Lease.

1.10 **Landlord's Contribution to Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs**: Tenant's Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs, respectively, incurred by Landlord during calendar year 2003 (the "**Base Year**"), adjusted to reflect an assumption that the Project is fully assessed for real property tax purposes as a completed Project ready for occupancy and that the Project is at least ninety-five percent (95%) occupied during such year.

1.11 **Security Deposit**: None.

1.12 **Permitted Use**: General office uses.

1.13 **Brokers**: Cushman & Wakefield of California representing Landlord.

Voit Commercial Group representing Tenant.

1.14 **Interest Rate**: The lesser of: (a) the rate announced from time to time by Wells Fargo Bank or, if Wells Fargo Bank ceases to exist or ceases to publish such rate, then the rate announced from time to time by the largest (as measured by deposits) chartered bank operating in California, as its "prime rate" or "reference rate", plus five percent (5%); or (b) the maximum rate permitted by law.

1.15 **Tenant Improvements**: The tenant improvements installed or to be installed in the Premises as described in the Work Letter Agreement attached hereto as Exhibit "C".

1.16 **Parking**: A total of twenty (20) parking spaces as follows: thirteen (13) unreserved parking spaces, two (2) short-term visitor parking spaces in a mutually agreeable location, and five (5) reserved parking spaces, at no monthly cost for unreserved spaces and short-term visitor spaces, and at no monthly cost for reserved spaces during months 1 through 6 of the initial Term. During months 7 through 72 of the initial Term, Tenant shall pay $40.00 per space per month for reserved spaces. This Section 1.16 shall also be subject to the provisions set forth in Section 4 and Section 6.2.

1.17 **Business Hours for the Building**. 7:30 a.m. to 6:00 p.m., Mondays through Fridays (except Building Holidays) and 9:00 a.m. to 12:00 p.m. on Saturdays (except Building Holidays). "**Building Holidays**" shall mean New Year's Day, Labor Day, Presidents' Day, Thanksgiving Day, Memorial Day, Independence Day and Christmas Day and such other national holidays as are adopted by Landlord as holidays for the Building. Notwithstanding the foregoing, subject to factors beyond Landlord's control and subject to the other provisions of this Lease, including, without limitation, Sections 4.2, 18, 19 and 27, Tenant shall have access to the Premises and entry access to the Building twenty-four (24) hours per day, seven (7) days per week year round.

1.18 **Guarantors**: None.

TABLE OF CONTENTS

INDEX

Page(s)

OFFICE LEASE

This LEASE, which includes the preceding Summary of Basic Lease Information and Definitions ("**Summary**") attached hereto and incorporated herein by this reference ("**Lease**"), is made as of the 15th day of October, 2002, by and between SPECTRUM WAPLES STREET, LLC, a California limited liability company, and SPECTRUM LAMBERT PLAZA, LLC, a California limited liability company, as tenants-in-common (collectively, "**Landlord**"), and SOUTHWEST COMMUNITY BANK, a California banking corporation ("**Tenant**").

1. **Premises.**

1.1 **Premises**. Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises described in Section 1.5 of the Summary above, improved or to be improved with the Tenant Improvements. Such lease is upon, and subject to, the terms, covenants and conditions herein set forth and each party covenants, as a material part of the consideration for this Lease, to keep and perform their respective obligations under this Lease.

1.2 **Landlord's Reservation of Rights**. Provided Tenant's use of and access to the Premises is not interfered with in an unreasonable manner, and subject to the terms of this Lease, Landlord reserves for itself the right from time to time upon reasonable notice to Tenant except in the case of an emergency, to install, use, maintain, repair, replace and relocate pipes, ducts, conduits, wires and appurtenant meters and equipment above the ceiling surfaces, below the floor surfaces and within the walls of the Building and the Premises.

1.3 **Measurement of Premises, Building and/or the Project**. Landlord reserves the right to re-measure the Premises, the Building and/or the Project and adjust all provisions of this Lease which are based upon the area of the Premises, the Building and/or the Project such as Tenant's Percentage, Monthly Basic Rent, and the Allowance, if any. As used in this Lease, the following terms have the meanings indicated:

(a) The term "**usable area**" or "**usable square footage**" means the usable area as determined in accordance with the Standard Method for Measuring Floor Area in Office Buildings, ANSI/BOMA Z65.1 - 1996 (the "**BOMA Standard**"); and

(b) The term "**rentable area**" or "**rentable square footage**" means the rentable area measured in accordance with the BOMA Standard.

2. **Term.**

2.1 **Term; Notice of Lease Dates**. The Term of this Lease shall be for the period designated in Section 1.6 of the Summary commencing on the Commencement Date (as determined pursuant to Exhibit "C"), and ending on the expiration of such period, unless the Term is sooner terminated as provided in this Lease. Notwithstanding the foregoing, if the Commencement Date falls on any day other than the first day of a calendar month then the term of this Lease will be measured from the first day of the month following the month in which the Commencement Date occurs. Within ten (10) days after Landlord's written request, Tenant shall execute a written confirmation of the Commencement Date and expiration date of the Term in the form of the Notice of Lease Term Dates attached hereto as Exhibit "D". The Notice of Lease Term Dates shall be binding upon Tenant unless Tenant objects thereto in writing within such ten (10) day period.

2.2 **Early Occupancy**. Landlord shall deliver possession of the Premises to Tenant as soon as practicable following final execution and delivery of this Lease; provided, however, that Landlord has received the following: (i) the prepaid rent which Tenant is required to pay under this Lease; (ii) evidence of all insurance which Tenant and Tenant's agents and contractors are obligated to carry under the terms and conditions of this Lease and the Work Letter Agreement; and (iii) a copy of the building permit for the Tenant Improvements. Following Landlord's delivery of possession of the Premises, Tenant shall be entitled to occupy the Premises prior to the Commencement Date for purposes of completing the Tenant Improvements to be constructed in the Premises pursuant to Exhibit "C" and thereafter installing Tenant's furniture, fixtures and equipment, including Tenant's telephone and data systems and cabling ("**Tenant's Work**") and commencing business operations in the Premises. Except as otherwise set forth in Exhibit "C", Tenant's Work shall be performed by Tenant at Tenant's sole cost and expense. Such period of early occupancy shall be subject to all of the terms and conditions of this Lease (other than with respect to the payment of Monthly Basic Rent or additional rent, which obligations shall commence no sooner than the Commencement Date), including, without limitation, the provisions of Sections 17, 20 and 22.

3. **Rent.**

3.1 **Basic Rent**. Tenant agrees to pay Landlord, as basic rent for the Premises, the Monthly Basic Rent in the amounts designated in Section 1.8 of the Summary. The Monthly Basic Rent shall be paid by Tenant in monthly installments in the amounts designated in Section 1.8 of the Summary in advance on the first day of each and every calendar month during the Term, without demand, notice, deduction or offset except that the first full month's Monthly Basic Rent shall be paid upon Tenant's execution and delivery of this Lease to Landlord. Monthly Basic Rent for any partial month shall be prorated in the proportion that the number of days this Lease is in effect during such month bears to the actual number of days in such month.

3.2 **Additional Rent**. All amounts and charges payable by Tenant under this Lease in addition to the Monthly Basic Rent described in Section 3.1 above (including, without limitation, payments for insurance, repairs and parking, and Tenant's Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs, respectively, in excess of Landlord's Contribution to Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs as provided in Section 4.3 shall be considered additional rent for the purposes of this Lease, and the word "**rent**" in this Lease shall include such additional rent unless the context specifically or clearly implies that only the Monthly Basic Rent is referenced. The Monthly Basic Rent and additional rent shall be paid to Landlord as provided in Section 7, without any prior demand therefor and without any deduction or offset whatever, in lawful money of the United States of America.

4. Common Areas; Operating Expenses; Real Property Taxes and Assessments; Insurance Costs and Utilities Costs.

4.1 **Definitions; Tenant's Rights**. During the Term of this Lease, Tenant shall have the non-exclusive right to use, in common with other tenants in the Project, and subject to the Rules and Regulations referred to in Section 6.1 below, those portions of the Project (the "**Project Common Areas**") not leased or designated for lease to tenants that are provided for use in common by Landlord, Tenant and any other tenants of the Project (or by the sublessees (agents, employees, customers invitees, guests or licensees of any such party), whether or not those areas are open to the general public. The Project Common Areas shall include, without limitation, the parking structure and parking areas (subject to Section 6.2 below), loading and unloading areas, trash areas, roadways, sidewalks, walkways, parkways, driveways and landscaped areas appurtenant to the Building, fixtures, systems, decor, facilities and landscaping contained, maintained or used in connection with those areas, and shall be deemed to include any city sidewalks adjacent to the Project, any pedestrian walkway system, park or other facilities located on the Site and open to the general public.

The common areas of the Building shall be referred to herein as the "**Building Common Areas**" and shall include, without limitation, the following areas of the Building: the common entrances, lobbies, restrooms on multi-tenant floors, elevators, stairways and accessways, loading docks, ramps, drives and platforms and any passageways and serviceways thereto to the extent not exclusively serving another tenant or contained within another tenant's premises, and the common pipes, conduits, wires and appurtenant equipment serving the Premises. The Building Common Areas and the Project Common Areas shall be referred to herein collectively as the "**Common Areas**."

4.2 **Landlord's Reserved Rights**. Landlord reserves the right from time to time upon reasonable notice to Tenant except in the case of an emergency, to use any of the Common Areas and to do any of the following, as long as such acts do not unreasonably interfere with Tenant's use of or access to the Premises:

(a) expand the Building and construct or alter other buildings or improvements on the Site;

(b) make any changes, additions, improvements, repairs or replacements in or to the Project, the Site, the Common Areas and/or the Building (including the Premises if required to do so by any law or regulation) and the fixtures and equipment thereof, including, without limitation: (i) maintenance, replacement and relocation of pipes, ducts, conduits, wires and meters; and (ii) changes in the location, size, shape and number of driveways, entrances, stairways, elevators, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas and walkways, easements and, subject to Section 6.2, parking spaces and parking areas;

(c) close temporarily any of the Common Areas while engaged in making repairs, improvements or alterations to the Project, Site and/or Building; and

(d) perform such other acts and make such other changes with respect to the Project, Site, Common Areas and Building, as Landlord may, in the exercise of good faith business judgment, deem to be appropriate.

4.3 **Excess Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs**. In addition to the Monthly Basic Rent required to be paid by Tenant pursuant to Section 3.1 above, during each month during the Term of this Lease commencing May 1, 2004 (after the Base Year noted in Section 1.10 of the Summary), Tenant shall pay to Landlord the amount by which Tenant's Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs for such calendar year exceeds Landlord's Contribution to Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs (such amounts shall be referred to in this Section 4 as the "**Excess Expenses, "Excess Real Property Taxes and Assessments," "Excess Insurance Costs,"** and "**Excess Utilities Costs,**" respectively"), in the manner and at the times set forth in the following provisions of this Section 4. No reduction in Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, or Utilities Costs after the Base Year will reduce the Monthly Basic Rent payable by Tenant hereunder or entitle Tenant to receive a credit against future installments of

Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, Utilities Costs, or other additional rent due hereunder.

4.4 **Definition of Operating Expenses**. As used in this Lease, the term "**Operating Expenses**" shall consist of all costs and expenses of operation, maintenance and repair of the Building and Building Common Areas as determined by standard accounting practices and calculated assuming the Building is at least ninety-five percent (95%) occupied. Operating Expenses include the following costs by way of illustration but not limitation:

(a) any and all assessments imposed with respect to the Building, Common Areas, and/or Site pursuant to any covenants, conditions and restrictions affecting the Site, Common Areas or Building;

(b) costs, levies or assessments resulting from statutes or regulations promulgated by any government authority in connection with the use or occupancy of the Site, Building or the Premises or the parking facilities serving the Site, Building or the Premises;

(c) waste disposal and janitorial services;

(d) security;

(e) costs incurred in the management of the Site, Building and Common Areas, including, without limitation: (1) supplies, (2) wages, salaries, benefits, pension payments, fringe benefits, uniforms and dry-cleaning thereof (and payroll taxes, insurance and similar governmental charges related thereto) of employees used in the operation and maintenance of the Site, Building and Common Areas, (3) the rental of personal property used by Landlord's personnel in the maintenance, repair and operation of the Project, (4) management office expenses including rent and operating costs, (5) accounting fees, legal fees and real estate consultant's fees, and (6) a management/administrative fee not to exceed three percent (3%) of the annual gross receipts of the Building;

(f) supplies, materials, equipment and tools;

(g) repair and maintenance of the elevators and the structural portions of the Building, including the plumbing, heating, ventilating, air-conditioning and electrical systems installed or furnished by Landlord;

(h) maintenance, costs and upkeep of all parking and Common Areas;

(i) amortization on a straight-line basis over the useful life of all costs of a capital nature (including, without limitation, capital improvements, capital replacements, capital repairs, capital equipment and capital tools) reasonably intended to produce a reduction in operating charges or energy consumption;

(j) costs and expenses of gardening and landscaping;

(k) maintenance of signs (other than signs of tenants of the Site);

(l) personal property taxes levied on or attributable to personal property used in connection with the Building, the Common Areas and/or the Site; and

(m) costs and expenses of repairs, resurfacing, repairing, maintenance, painting, lighting, cleaning, refuse removal, security and similar items, including appropriate reserves.

For purposes of determining Landlord's Contribution to Operating Expenses, Operating Expenses shall not include one-time special assessments, charges, costs or fees or extraordinary charges or costs incurred in the Base Year only, including those attributable to boycotts, embargoes, strikes or other shortages of services or supplies or amortized costs relating to capital improvements. Operating Expenses shall not include Real Property Taxes and Assessments, Insurance Costs or Utilities Costs which shall be separately accounted for.

4.5 **Definition of Real Property Taxes and Assessments**. All Real Property Taxes and Assessments shall be adjusted to reflect an assumption that the Building is fully assessed for real property tax purposes as a completed building(s) ready for occupancy. As used in this Lease, the term "**Real Property Taxes and Assessments**" shall mean: any form of assessment, license fee, license tax, business license fee, commercial rental tax, levy, charge, improvement bond, tax, water and sewer rents and charges, utilities and communications taxes and charges or similar or dissimilar imposition imposed by any authority having the direct power to tax, including any city, county, state or federal government, or any school, agricultural, lighting, drainage or other improvement or special assessment district thereof, or any other governmental charge, general and special, ordinary and extraordinary, foreseen and unforeseen, which may be assessed against any legal or equitable interest of Landlord in the Premises and the Building, Common Areas or Site, including the following by way of illustration but not limitation:

(a) any tax on Landlord's "right" to rent or "right" to other income from the Premises or as against Landlord's business of leasing the Premises;

(b) any assessment, tax, fee, levy or charge in substitution, partially or totally, of any assessment, tax, fee, levy or charge previously included within the definition of real property tax including assessments, taxes, fees, levies and charges may be imposed by governmental agencies for such services as fire protection, street, sidewalk and road maintenance, refuse removal and for other governmental services formerly provided without charge to property owners or occupants. It is the intention of Tenant and Landlord that all such new and increased assessments, taxes, fees, levies and charges be included within the definition of "real property taxes" for the purposes of this Lease;

(c) any assessment, tax, fee, levy or charge allocable to or measured by the area of the Premises or other premises in the Building or the rent payable by Tenant hereunder or other tenants of the Building, including, without limitation, any gross receipts tax or excise tax levied by state, city or federal government, or any political subdivision thereof, with respect to the receipt of such rent, or upon or with respect to the possession, leasing, operation, management, maintenance, alteration, repair, use or occupancy by any tenant of the Building, or any portion thereof but not on Landlord's other operations;

(d) any assessment, tax, fee, levy or charge upon this transaction or any document to which any tenant is a party, creating or transferring an interest or an estate in the Building; and/or

(e) any assessment, tax, fee, levy or charge by any governmental agency related to any transportation plan, fund or system (including assessment districts) instituted within the geographic area of which the Building is a part.

When calculating Real Property Taxes and Assessments for purposes of establishing Landlord's Contribution to Real Property Taxes and Assessments, Real Property Taxes and Assessments shall not include Real Property Taxes and Assessments attributable to one-time special assessments, charges, costs, or fees arising from modifications or changes in governmental laws or regulations, including, but not limited to the institution of a split tax roll incurred during the Base Year only. Notwithstanding the foregoing provisions of this Section 4.5 above to the contrary, "Real Property Taxes and Assessments" shall not include Landlord's federal or state income, franchise, inheritance or estate taxes.

4.6 **Definition of Insurance Costs**. As used in this Lease, "Insurance Costs" shall mean the cost of insurance obtained by Landlord pursuant to Section 21 (including self-insured amounts and deductibles) for the Building, the Premises and the Tenant Improvements and the costs of such insurance for the Project Common Areas. Insurance Costs shall be calculated assuming the Project and Building are at least ninety-five percent (95%) occupied.

4.7 **Definition of Utilities Costs**. As used in this Lease, "Utilities Costs" shall mean all actual charges for utilities for the Building and the Project Common Areas calculated assuming the Building and Project are at least ninety-five percent (95%) occupied, including but not limited to water, sewer and electricity, and the costs of heating, ventilating and air conditioning and other utilities (but excluding those charges for which tenants are individually responsible) as well as related fees, assessments and surcharges. For purposes of determining Landlord's Contribution with respect to Utilities Costs, Utilities Costs shall not include any one time special charges, costs or fees or any extraordinary charges or costs incurred in the Base Year only, including, without limitation, utility rate increases and other costs arising from extraordinary market circumstances such as by way of example, boycotts, black-outs, the leasing of auxiliary power supply equipment, embargoes, strikes or other shortages of services or fuel (whether or not such shortages are deemed actual or manufactured), or any conservation surcharges, penalties or fines incurred by Landlord. Furthermore, notwithstanding any contrary provision in this Lease, if at any time after the Commencement Date, the amount of Utilities Costs decreases, then for purposes of the calendar year in which such decrease in Utilities Costs occurs, and for all subsequent calendar years, Landlord's Contribution with respect to Utilities Costs shall be reduced by an amount equal to such decrease in Utilities Costs. Such decrease in Landlord's Contribution of Utilities Costs shall not be limited to the initial decrease, if any, but may, at Landlord's election, be subject to decrease annually upon each subsequent decrease in Utilities Costs.

4.8 **Estimate Statement**. By the first day of April of each calendar year during the Term of this Lease (after the Base Year noted in Section 1.10 of the Summary), Landlord shall endeavor to deliver to Tenant a statement ("**Estimate Statement**") estimating the Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs for the current calendar year and the estimated amount of Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs payable by Tenant. Landlord shall have the right no more than three (3) times in any calendar year to deliver a revised Estimate Statement showing the Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs for such calendar year if Landlord determines that the Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and/or Excess Utilities Costs are greater than those set forth in the original Estimate Statement (or previously delivered revised Estimate Statement) for such calendar year. The Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and/or Excess Utilities Costs shown on the Estimate Statement (or revised Estimate Statement, as applicable) shall be divided into twelve (12) equal monthly installments, and Tenant shall pay to Landlord, concurrently with the regular monthly rent payment next due following the receipt of the Estimate Statement (or revised Estimate Statement, as applicable), an amount equal to one (1) monthly installment of such Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs multiplied by the number of months from January in the calendar year in which such statement is submitted to the month of such payment, both months inclusive (less any amounts previously paid by Tenant with respect to any previously delivered Estimate Statement or revised Estimate Statement for such calendar year). Subsequent installments shall be paid concurrently with the regular monthly rent payments for the balance of the calendar year and shall continue until the next calendar year's Estimate Statement (or current calendar year's revised Estimate Statement) is received.

4.9 **Actual Statement**. By the first day of April of each succeeding calendar year during the Term of this Lease, Landlord shall endeavor to deliver to Tenant a statement ("**Actual Statement**") of the actual Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs and Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs for the immediately preceding calendar year. If the Actual Statement reveals that Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and/or Excess Utilities Costs were over-stated or under-stated in any Estimate Statement (or revised Estimate Statement) previously delivered by Landlord pursuant to Section 4.8 above, then within thirty (30) days after delivery of the Actual Statement, Tenant shall pay to Landlord the amount of any such under-payment, or, Landlord shall credit Tenant against the next monthly rent falling due, the amount of such over-payment, as the case may be. Such obligation will be a continuing one which will survive the expiration or earlier termination of this Lease. Prior to the expiration or sooner termination of the Lease Term and Landlord's acceptance of Tenant's surrender of the Premises, Landlord will have the right to estimate the actual Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs for the then current Lease Year and to collect from Tenant prior to Tenant's surrender of the Premises, Tenant's Percentage of any excess of such actual Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs over the estimated Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs paid by Tenant in such Lease Year.

4.10 **No Release**. Any delay or failure by Landlord in delivering any Estimate or Actual Statement pursuant to this Section 4 shall not constitute a waiver of its right to receive Tenant's payment of Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs, nor shall it relieve Tenant of its obligations to pay Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs pursuant to this Section 4, except that Tenant shall not be obligated to make any payments based on such Estimate or Actual Statement until ten (10) business days after receipt of such statement.

4.11 **Exclusions from Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs**. Notwithstanding anything to the contrary contained elsewhere in this Section 4, the following items shall be excluded from Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs, as applicable:

(a) Costs of decorating, redecorating, or special cleaning or other services provided to certain tenants and not provided on a regular basis to all tenants of the Building;

(b) Any charge for depreciation of the Building or equipment and any interest or other financing charge;

(c) Any charge for Landlord's income taxes, excess profit taxes, franchise taxes, or similar taxes on Landlord's business;

(d) All costs relating to activities for the marketing, solicitation, negotiation and execution of leases of space in the Building, including without limitation, costs of tenant improvements;

(e) All costs for which Tenant or any other tenant in the Building is being charged other than pursuant to the operating expense clauses of leases for the Building;

(f) The cost of correcting defects in the construction of the Building or in the building equipment, except that conditions (not occasioned by construction defects) resulting from ordinary wear and tear will not be deemed defects for the purpose of this category;

(g) To the extent Landlord is reimbursed by third parties, the cost of repair made by Landlord because of the total or partial destruction of the Building or the condemnation of a portion of the Building;

(h) The cost of any items for which Landlord is reimbursed by insurance or otherwise compensated by parties other than tenants of the Building pursuant to clauses similar to this paragraph;

(i) Any operating expense representing an amount paid to a related corporation, entity, or person which is in excess of the amount which would be paid in the absence of such relationship;

(j) The cost of any work or service performed for or facilities furnished to any tenant of the Building to a greater extent or in a manner more favorable to such tenant than that performed for or furnished to Tenant;

(k) The cost of alterations of space in the Building leased to other tenants;

(l) Ground rent or similar payments to a ground lessor;

(m) Legal fees and related expenses incurred by Landlord (together with any damages awarded against Landlord) due to the negligence or willful misconduct of Landlord;

(n) Costs arising from the presence of any Hazardous Materials within, upon or beneath the Project by reason of Landlord's acts;

(o) Costs for sculpture, paintings or other objects of art in the Building which exceed those typically incurred in other similar first class office buildings in Orange County, California;

(p) Salaries of management personnel to the extent that such persons provide services to properties other than the Building.

4.12 **Tenant's Percentage**. "Tenant's Percentage" shall mean the percentage set forth in Section 1.9 of the Summary. Tenant's Percentage was calculated by multiplying the number of rentable square feet of the Premises by 100 and dividing the product by the total rentable square feet in the Building. Landlord shall have the right from time to time, in its discretion, to include or exclude existing or future buildings in the Project in the calculation of the total rentable square feet of the Project, for purposes of determining the Building Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs and/or the provision of various services and amenities thereto, including equitable allocation of the foregoing in Cost Pools (as described in Section 4.3 above); in such event, Tenant's Percentage shall include such allocation of the Building Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs in the calculation of Tenant's Percentage. In addition, if either the rentable square feet of the Premises and/or the Building and other buildings in the Project changes, Tenant's Percentage and/or the Building Percentage shall be appropriately adjusted, and, as to the calendar year in which such change occurs, Tenant's Percentage and/or the Building Percentage for such year shall be determined on the basis of the number of days during such calendar year that each such Tenant's Percentage and/or the Building Percentage was in effect. As used herein the Building Percentage means a fraction, the numerator of which is the rentable square footage of the Building and the denominator of which is the rentable square footage of the Project.

4.13 **Audit Rights**. Notwithstanding anything to the contrary contained in this Section 4 or elsewhere in this Lease, if Tenant reasonably disputes any amount set forth in any Actual Statement described above in Section 4.9, Tenant will have the right not later than one (1) year following receipt of an Actual Statement and upon no less than ten (10) days notice to Landlord, to cause Landlord's books and records with respect to the preceding calendar year only to be audited, at no cost or expense to Landlord, by a party selected by Tenant and reasonably approved by Landlord. Any audit conducted by or on behalf of Tenant shall be performed at Landlord's office during Landlord's normal business hours and in a manner so as to minimize interference with Landlord's business operations. Landlord shall have no obligation and Tenant shall have no right to make photocopies of any of Landlord's ledgers, invoices or other items; Tenant's audit to be limited to an on-site review of Landlord's books and records respecting the accounting for the items comprising the Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs. Pending completion of any such audit, Tenant agrees to pay Landlord any such disputed Operating Expenses, Real Property Taxes and Assessments, Insurance Costs and Utilities Costs amounts. The amounts payable under this Section 4.13 by Landlord to Tenant or Tenant to Landlord, as the case may be, will be appropriately adjusted on the basis of such audit. If such audit discloses an overstatement of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs in excess of four percent (4%) of the actual total amount thereof for such calendar year, Tenant will receive a credit against Tenant's future Operating Expense obligations (or, if the Term of this Lease has expired, Landlord shall pay Tenant) for the reasonable cost of an audit performed by a third party; otherwise the cost of such audit will be borne by Tenant. To the extent Landlord must pay the cost of such third party audit, such cost shall not exceed a reasonable hourly charge for a reasonable amount of hours spent by such third-party in connection with the audit. Tenant agrees to keep, and to cause its accountant and employees to keep, all information revealed by any audit of Landlord's books and records strictly confidential and not to disclose any such information or permit any such information to be disclosed to anyone other than Landlord or Tenant's auditors or attorneys, unless compelled to do so by a court of law or in connection with any litigation between Landlord and Tenant with respect to same.

5. **Security Deposit**. Intentionally Omitted.

6. **Use.**

6.1 **General**. Tenant shall use the Premises solely for the Permitted Use specified in Section 1.12 of the Summary, and shall not use or permit the Premises to be used for any other use or purpose whatsoever. Tenant shall observe and comply with the "Rules and Regulations" attached hereto as Exhibit "E", and all reasonable non-discriminatory modifications thereof and additions thereto from time to time put into effect and furnished to Tenant by Landlord. Landlord shall endeavor to enforce the Rules and Regulations, but shall have no liability to Tenant for the violation or non-performance by any other tenant or occupant of the Project or the Building of any such Rules and Regulations. Tenant shall, at its sole cost and expense, observe and comply with all requirements of any board of fire underwriters or similar body relating to the Premises, all recorded covenants, conditions and restrictions now or hereafter affecting the Project, and all laws, statutes, codes, rules and regulations now or hereafter in force relating to or affecting the condition, use, occupancy, alteration or improvement of the Premises, including, without limitation, the provisions of Title III of the Americans with Disabilities Act of 1990 ("ADA") as it pertains to Tenant's use, occupancy, improvement and alteration of the Premises (whether, except as otherwise provided herein, structural or nonstructural, including unforeseen and/or extraordinary alterations and/or improvements to the Premises, regardless of the period of time Premises remaining in the Lease Term. Tenant shall not use or allow the Premises to be used (a) in violation of any recorded covenants, conditions and restrictions affecting the Site or of any law or governmental rule or regulation, or of any certificate of occupancy issued for the Premises or Building, or (b) for any improper, immoral, unlawful or reasonably objectionable purpose. Tenant shall not do or permit to be done anything which will obstruct or interfere with the rights of other tenants or occupants of the Project or the Building, or injure or annoy them. Tenant shall not cause, maintain or permit any nuisance in, on or about the Premises, the Building, the Project or the Site, nor commit or suffer to be committed any waste in, on or about the Premises.

6.2 **Parking.**

(a) Tenant's Parking Privileges. During the Term of this Lease, Landlord shall lease to Tenant, and Tenant shall lease from Landlord, the number of parking privileges specified in Section 1.16 of the Summary hereof for use by Tenant's employees and customers in the common parking areas for the Building within the Project, as designated by Landlord from time to time. Landlord shall at all times have the right to establish and modify the nature and extent of the parking areas for the Building and Project (including whether such areas shall be surface, underground and/or other structures) as long as Tenant is provided the number of parking privileges designated in Section 1.16 of the Summary. In addition, Landlord may, in its sole discretion, assign any unreserved and unassigned parking privileges, and/or make all or a portion of such privileges reserved.

(b) Visitor Parking. In addition to such parking privileges for use by Tenant's employees, Landlord shall permit access to the parking areas for Tenant's visitors, subject to availability of spaces.

(c) Parking Rules. The use of the parking areas shall be subject to the Parking Rules and Regulations contained in Exhibit "E" attached hereto and any other reasonable, non-discriminatory rules and regulations adopted by Landlord and/or Landlord's parking operators from time to time, including any system for controlled ingress and egress and charging visitors and invitees, with appropriate provision for validation of such charges. Tenant shall not use more parking privileges than its allotment and shall not use any parking spaces specifically assigned by Landlord to other tenants of the Building or Project or for such other uses as visitor parking. Tenant's parking privileges shall be used only for parking by vehicles no larger than normally sized passenger automobiles or pick-up trucks. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or Tenant's employees, suppliers, shippers, customers or invitees to be loaded, unloaded, or parked in areas other than those designated by Landlord for such activities. If Tenant permits or allows any of the prohibited activities described herein, then Landlord shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost thereof to Tenant, which cost shall be immediately payable by Tenant upon demand by Landlord.

6.3 **Signs and Auctions**. Except for Tenant's name on the directory board in the Building lobby, one identity sign at the entry doors of the Premises and the Eyebrow Sign described below (which signs shall be consistent with the Building's signage program and otherwise subject to Landlord's prior written approval), Tenant shall have no right to place any sign upon the Premises, the Building, Site or Project or which can be seen from outside the Premises. Tenant shall have no right to conduct any auction in, on or about the Premises, the Building or Site.

Subject to Landlord's prior reasonable approval, the sign criteria for the Project, all covenants, conditions, and restrictions affecting the Project and all applicable laws, rules, regulations, and local ordinances, and subject to Tenant obtaining all necessary permits and approvals from the City of Anaheim, California, Tenant shall have the non-exclusive right to have the name "Southwest Community Bank" placed in location at the third story level facing Katella Avenue identified on Exhibit "G" attached hereto (the "Eyebrow Sign").

Subject to the application of the Allowance toward such costs, Tenant shall pay all costs and expenses arising from the Eyebrow Sign including costs of design, fabrication and permitting, license fees, installation, maintenance, repair and removal costs plus the costs of repairing any underlying surfaces of the Building upon removal, provided Landlord shall maintain and repair all of Tenant's signs at Tenant's expense. Upon the expiration or earlier termination of this Lease, Landlord shall, at Tenant's sole cost and expense, (a) cause all of Tenant's signs to be removed from the exterior and interior of the Building, (b) repair any damage caused by the removal of Tenant's signs, and (c) restore the underlying surfaces to the condition existing prior to the installation of Tenant's signs.

The sign rights granted herein are personal to the original Tenant executing this Lease and may not be assigned, voluntarily or involuntarily, to any person or entity. The sign rights granted to the original Tenant hereunder are not assignable separate and apart from this Lease, nor may any sign right granted herein be separated from this Lease in any manner, either by reservation or otherwise.

6.4 **Hazardous Materials**. Tenant will (i) obtain and maintain in full force and effect all Environmental Permits that may be required from time to time under any Environmental Laws applicable to Tenant or the Premises and (ii) be and remain in compliance in all material respects with all terms and conditions of all such Environmental Permits and with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all Environmental Laws applicable to Tenant or the Premises. As used in this Lease, the term "**Environmental Law**" means any past, present or future federal, state, local or foreign statutory or common law, or any regulation, ordinance, code, plan, order, permit, grant, franchise, concession, restriction or agreement issued, entered, promulgated or approved thereunder, relating to (a) the environment, human health or safety, including, without limitation, emissions, discharges, releases or threatened releases of Hazardous Materials (as defined below) into the environment (including, without limitation, air, surface water, groundwater or land), or (b) the manufacture, generation, refining, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport, arranging for transport, or handling of Hazardous Materials. "**Environmental Permits**" means, collectively, any and all permits, consents, licenses, approvals and registrations of any nature at any time required pursuant to, or in order to comply with, any Environmental Law. Except for ordinary and general office supplies, such as copier toner, liquid paper, glue, ink and common household cleaning materials (some or all of which may constitute "**Hazardous Materials**" as defined in this Lease), Tenant agrees not to cause or permit any Hazardous Materials to be brought upon, stored, used, handled, generated, released or disposed of on, in, under or about the Premises, the Building, the Common Areas or any other portion of the Project by Tenant, its agents, employees, subtenants, assignees, licensees, contractors or invitees (collectively, "**Tenant's Parties**"), without the prior written consent of Landlord, which consent Landlord may withhold in its sole and absolute discretion. Upon the expiration or earlier termination of this Lease, Tenant agrees to promptly remove from the Premises, the Building and the Project, at its sole cost and expense, any and all Hazardous Materials, including any equipment or systems containing Hazardous Materials which are installed, brought upon, stored, used, generated or released upon, in, under or about the Premises, the Building and/or the Project or any portion thereof by Tenant or any of Tenant's Parties. To the fullest extent permitted by law, Tenant agrees to promptly indemnify, protect, defend and hold harmless Landlord and Landlord's members, shareholders, partners, officers, directors, employees, agents, successors and assigns (collectively, "**Landlord Indemnified Parties**") from and against any and all claims, damages, judgments, suits, causes of action, losses, liabilities, penalties, fines, expenses and costs (including, without limitation, clean-up, removal, remediation and restoration costs, sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees and court costs) which arise or result from the presence of Hazardous Materials on, in, under or about the Premises, the Building or any other portion of the Project and which are caused or permitted by Tenant or any of Tenant's Parties. Tenant agrees to promptly notify Landlord of any release of Hazardous Materials in the Premises, the Building or any other portion of the Project which Tenant becomes aware of during the Term of this Lease, whether caused by Tenant or any other persons or entities. In the event of any release of Hazardous Materials caused or permitted by Tenant or any of Tenant's Parties, Landlord shall have the right, but not the obligation, to cause Tenant to immediately take all steps Landlord deems necessary or appropriate to remediate such release and prevent any similar future release to the satisfaction of Landlord and Landlord's mortgagee(s). At all times during the Term of this Lease, Landlord will have the right, but not the obligation, to enter upon the Premises to inspect, investigate, sample and/or monitor the Premises to determine if Tenant is in compliance with the terms of this Lease regarding Hazardous Materials. Tenant will, upon the request of Landlord or any mortgagee at any time during which Tenant is in default under this Lease, cause to be performed an environmental audit of the Premises at Tenant's expense by an established environmental consulting firm reasonably acceptable to Tenant, Landlord and the mortgagee. As used in this Lease, the term "**Hazardous Materials**" shall mean and include any hazardous or toxic materials, substances or wastes as now or hereafter designated under any law, statute, ordinance, rule, regulation, order or ruling of any agency of the State, the United States Government or any local governmental authority, including, without limitation, asbestos, petroleum, petroleum hydrocarbons and petroleum based products, urea formaldehyde foam insulation, polychlorinated biphenyls ("**PCBs**"), and freon and other chlorofluorocarbons. The provisions of this Section 6.4 will survive the expiration or earlier termination of this Lease.

Landlord represents and warrants to Tenant that it has no actual knowledge or reason to believe there is the presence of Hazardous Materials within or beneath the Building or the Premises in excess of legally permissible levels as of the date of execution of this Lease.

6.5 **Occupancy Level**. Landlord and Tenant acknowledge and agree that based upon the space plan attached to Exhibit "C", the Premises is designed for a maximum occupancy level of twenty-four (24) persons, excluding customers, business invitees and other visitors ("Guests"). Tenant therefore covenants and agrees that the number of persons occupying the Premises shall not exceed twenty-four (24) persons, excluding Guests. If Landlord at any time reasonably determines that more than twenty-four (24) persons, excluding Guests, occupy the Premises on a day-to day basis, Landlord shall notify Tenant and Tenant shall have ten (10) business days to either (a) reduce the occupancy level to twenty-four (24) persons or less, excluding Guests, or (b) notify Landlord of Tenant's desire to lease additional space in the Building or elsewhere in the Project. If Landlord does not receive notice of Tenant's desire to lease additional space in the Building or the Project within ten (10) business days after the date of Landlord's notice of the violation of the maximum occupancy provision, and if the Premises occupancy level remains in excess of the maximum allocation as of the tenth (10th) business day following the date of Landlord's notice, Tenant shall automatically be deemed in default of this Lease and Landlord shall be entitled to exercise any and all remedies set forth in this Lease or at law or in equity by reason of such default. If Tenant selects option (b), subject to the availability of space in the Building or the Project, the parties shall in good faith, negotiate a proposal to expand the Premises. If no space will be available in the Building or elsewhere in the Project within ninety (90) days after Landlord's receipt of Tenant's request to lease additional space, or if Landlord and Tenant have not reached an agreement with respect to any available expansion space within thirty (30) days after Landlord's receipt of Tenant's request to lease additional space, Tenant shall have an additional ten (10) days to reduce the occupancy level of the Premises to the required maximum. Should Tenant fail to reduce the occupancy level within said additional ten (10) day period, Tenant shall automatically be deemed in default of this Lease and Landlord shall be entitled to exercise any and all remedies set forth in this Lease or at law or in equity by reason of such default.

7. **Payments and Notices**. All rent and other sums payable by Tenant to Landlord hereunder shall be paid to Landlord at the first address designated in Section 1.1 of the Summary, or to such other persons and/or at such other places as Landlord may hereafter designate in writing. Any notice required or permitted to be given hereunder must be in writing and may be given by personal delivery (including delivery by nationally recognized overnight courier or express mailing service), facsimile transmission sent by a machine capable of confirming transmission receipt, with a hard copy of such notice delivered no later than one (1) business day after facsimile transmission by another method specified in this Section 7,, or by registered or certified mail, postage prepaid, return receipt requested, addressed to Tenant at the address(es) designated in Section 1.2 of the Summary, or to Landlord at the address(es) designated in Section 1.1 of the Summary. Either party may, by written notice to the other, specify a different address for notice purposes. Notice given in the foregoing manner shall be deemed given (i) upon confirmed transmission if sent by facsimile transmission, provided such transmission is prior to 5:00 p.m. on a business day (if such transmission is after 5:00 p.m. on a business day or is on a non-business day, such notice will be deemed given on the following business day), (ii) when actually received or refused by the party to whom sent if delivered by a carrier or personally served or (iii) if mailed, on the day of actual delivery or refusal as shown by the certified mail return receipt or the expiration of three (3) business days after the day of mailing, whichever first occurs. For purposes of this Section 7, a "business day" is Monday through Friday, excluding holidays observed by the United States Postal Service.

8. **Brokers**. The parties recognize that the broker(s) who negotiated this Lease are stated in Section 1.13 of the Summary, and agree that Landlord shall be solely responsible for the payment of brokerage commissions to said broker(s) pursuant to the terms of a separate commission agreement, and that Tenant shall have no responsibility therefor unless written provision to the contrary has been made. Each party represents and warrants to the other, that, to its knowledge, no other broker, agent or finder (a) negotiated or was instrumental in negotiating or consummating this Lease on its behalf, and (b) is or might be entitled to a commission or compensation in connection with this Lease. Any broker, agent or finder of Tenant whom Tenant has failed to disclose herein shall be paid by Tenant. Tenant shall indemnify, defend (by counsel reasonably approved in writing by Landlord) and hold Landlord harmless from and against any and all claims, judgments, suits, causes of action, damages, losses, liabilities and expenses (including attorneys' fees and court costs) resulting from any breach by Tenant of the foregoing representation, including, without limitation, any claims that may be asserted against Landlord by any broker, agent or finder undisclosed by Tenant herein. Landlord shall indemnify, defend (by counsel reasonably approved in writing by Tenant) and hold Tenant harmless from and against any and all claims, judgments, suits, causes of action, damages, losses, liabilities and expenses (including attorneys' fees and court costs) resulting from any breach by Landlord of the foregoing representation, including, without limitation, any claims that may be asserted against Tenant by any broker, agent or finder undisclosed by Landlord herein. The foregoing indemnities shall survive the expiration or earlier termination of this Lease.

9. **Surrender; Holding Over**.

9.1 **Surrender of Premises**. Upon the expiration or sooner termination of this Lease, Tenant shall surrender all keys for the Premises to Landlord, and exclusive possession of the Premises to Landlord broom clean and in first-class condition and repair, reasonable wear and tear excepted (and casualty damage excepted if this Lease is terminated as a result thereof pursuant to Section 18), with all of Tenant's personal property (and those items, if any, of Tenant Improvements and Tenant Changes identified by Landlord pursuant to Section 12.2 below) removed therefrom and all damage caused by such removal repaired, as required pursuant to Sections 12.2 and 12.3 below. If, for any reason, Tenant fails to surrender the Premises on the expiration or earlier termination of this Lease (including upon the expiration of any subsequent month-to-month tenancy consented to by Landlord pursuant to Section 9.2 below), with such removal and repair obligations completed, then, in addition to the provisions of Section 9.3 below and Landlord's rights and remedies under Section 12.4 and the other provisions of this Lease, Tenant shall indemnify, protect, defend (by counsel approved in writing by Landlord) and hold Landlord harmless from and against any and all claims, judgments, suits, causes of action, damages, losses, liabilities and expenses (including attorneys' fees and court costs) resulting from such failure to surrender, including, without limitation, any claim made by any succeeding tenant based thereon. The foregoing indemnity shall survive the expiration or earlier termination of this Lease.

9.2 **Hold Over**. Tenant will not be permitted to hold over possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, which consent Landlord may withhold in its sole and absolute discretion. If Tenant holds over after the expiration or earlier termination of the Lease Term without the express written consent of Landlord, then, in addition to all other remedies available to Landlord, Tenant shall become a tenant at sufferance only, upon the terms and conditions set forth in this Lease so far as applicable (including Tenant's obligation to pay all Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs and any other additional rent under this Lease), but at a Monthly Basic Rent equal to two hundred percent (200%) of the Monthly Basic Rent applicable to the Premises immediately prior to the date of such expiration or earlier termination. Acceptance by Landlord of rent after such expiration or earlier termination shall not constitute a consent to a hold over hereunder or result in an extension of this Lease. Notwithstanding the foregoing, if Tenant remains in possession of the Premises after the expiration or earlier termination of the Lease Term with Landlord's express written consent, Tenant shall become a tenant from month-to-month upon the terms and conditions set forth in this Lease (including Tenant's obligation to pay all Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs and any other additional rent under this Lease), but at a Monthly Basic Rent equal to one hundred fifty percent (150%) of the Monthly Basic Rent applicable to the Premises immediately prior to the date of such expiration or earlier termination. Tenant shall pay an entire month's Monthly Basic Rent calculated in accordance with this Section 9.2 for any portion of a month it holds over and remains in possession of the Premises pursuant to this Section 9.2. This Section 9.2 shall not be construed to create any expressed or implied right to holdover beyond the expiration of the Lease Term or any extension thereof.

9.3 **No Effect on Landlord's Rights**. The foregoing provisions of this Section 9 are in addition to, and do not affect, Landlord's right of re-entry or any other rights of Landlord hereunder or otherwise provided by law or equity.

10. **Taxes on Tenant's Property**. Tenant shall be liable for, and shall pay before delinquency, all taxes and assessments (real and personal) levied against (a) any personal property or trade fixtures placed by Tenant in or about the Premises (including any increase in the assessed value of the Premises based upon the value of any such personal property or trade fixtures); and (b) any Tenant Improvements or alterations in the Premises (whether installed and/or paid for by Landlord or Tenant) to the extent such items are assessed at a valuation higher than the valuation at which tenant improvements conforming to the Building's standard tenant improvements are assessed. If any such taxes or assessments are levied against Landlord or Landlord's property, Landlord may, after written notice to Tenant (and under proper protest if requested by Tenant) pay such taxes and assessments, and Tenant shall reimburse Landlord therefor within ten (10) business days after demand by Landlord; provided, however, Tenant, at its sole cost and expense, shall have the right, with Landlord's cooperation, to bring suit in any court of competent jurisdiction to recover the amount of any such taxes and assessments so paid under protest.

11. **Condition of Premises; Repairs.**

11.1 **Condition of Premises**. Tenant acknowledges that, except as otherwise expressly set forth in this Lease, neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Premises, the Building, the Site or the Project or their condition, or with respect to the suitability thereof for the conduct of Tenant's business and Tenant hereby accepts the Premises AS-IS. The taking of possession of the Premises by Tenant shall conclusively establish that the Project, the Site, the Premises, the Building and the Common Areas were at such time complete and in good, sanitary and satisfactory condition and repair and without any obligation on Landlord's part to make any alterations, upgrades or improvements thereto.

11.2 **Landlord's Repair Obligations**. Subject to Section 18.1 and 18.2 of this Lease, Landlord shall, as part of the Operating Expenses, repair, maintain and replace, as necessary (a) the Building shell and other structural portions of the Building (including the roof and foundations), (b) the basic heating, ventilating, air conditioning ("**HVAC**"), sprinkler and electrical systems within the Building core and standard conduits, connections and distribution systems thereof within the Premises (but not any above standard improvements installed in the Premises such as, for example, but not by way of limitation, custom lighting, special or supplementary HVAC or plumbing systems or distribution extensions, special or supplemental electrical panels or distribution systems, or kitchen or restroom facilities and appliances to the extent such facilities and appliances are intended for the exclusive use of Tenant), and (c) the Common Areas; provided, however, to the extent such maintenance, repairs or replacements are required as a result of any act, neglect, fault or omission of Tenant or any of Tenant's agents, employees, contractors, licensees or invitees, Tenant shall pay to Landlord, as additional rent, the costs of such maintenance, repairs and replacements. Landlord shall not be liable to Tenant for failure to perform any such maintenance, repairs or replacements, unless Landlord shall fail to make such maintenance, repairs or replacements and such failure shall continue for an unreasonable time following written notice from Tenant to Landlord of the need therefor. Without limiting the foregoing, Tenant waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect (including the provisions of California Civil Code Section 1942 and any successive sections or statutes of a similar nature).

11.3 **Tenant's Repair Obligations**. Except for Landlord's obligations specifically set forth in Sections 11.1, 11.2, 16.1, 18.1 and 19.2 hereof, Tenant shall at all times and at Tenant's sole cost and expense, keep, maintain, clean, repair, preserve and replace, as necessary, the Premises and all parts thereof including, without limitation, all Tenant Improvements, Tenant Changes, utility meters, all special or supplemental HVAC systems, electrical systems, pipes and conduits, located within the Premises, all fixtures, furniture and equipment, including, without limitation, all computer, telephone and data cabling and equipment. Tenant's storefront, Tenant's signs, locks, closing devices, security devices, windows, window sashes, casements and frames, floors and floor coverings, shelving, kitchen and/or restroom facilities and appliances located within the Premises to the extent such facilities and appliances are intended for the exclusive use of Tenant, if any, custom lighting, and any alterations, additions and other property located within the Premises in first-class condition and repair, reasonable wear and tear excepted. Tenant shall replace, at its expense, any and all plate and other glass in and about the Premises which is damaged or broken from any cause whatsoever except due to the gross negligence or willful misconduct of Landlord, its agents or employees. Such maintenance and repairs shall be performed with due diligence, lien-free and in a first-class and workmanlike manner, by licensed contractor(s) which are selected by Tenant and approved by Landlord, which approval Landlord shall not unreasonably withhold or delay. Except as otherwise expressly provided in this Lease, Landlord shall have no obligation to alter, remodel, improve, repair, renovate, redecorate or paint all or any part of the Premises.

12. <u>**Alterations**</u>.

12.1 **Tenant Changes; Conditions.** After installation of the initial Tenant Improvements for the Premises pursuant to <u>Exhibit "C"</u>, Tenant may, at its sole cost and expense, make alterations, additions, improvements and decorations to the Premises (collectively, "**Tenant Changes**") subject to and upon the following terms and conditions:

(a) Notwithstanding any provision in this Section 12 to the contrary, Tenant is absolutely prohibited from making any alterations, additions, improvements or decorations which: (i) affect any area outside the Premises; (ii) affect the Building's structure, equipment, services or systems, or the proper functioning thereof, or Landlord's access thereto; (iii) affect the outside appearance, character or use of the Project, the Building or the Common Areas; (iv) weaken or impair the structural strength of the Building; (v) in the reasonable opinion of Landlord, lessen the value of the Project or Building; (vi) will violate or require a change in any occupancy certificate applicable to the Premises; or (vii) would trigger a legal requirement which would require Landlord to make any alteration or improvements to the Premises, Building or Project.

(b) Before proceeding with any Tenant Change which is not otherwise prohibited in Section 12.1(a) above, Tenant must first obtain Landlord's written approval thereof (including approval of all plans, specifications and working drawings for such Tenant Change), which approval shall not be unreasonably withheld or delayed. However, Landlord's prior approval shall not be required for any Tenant Change which satisfies the following conditions (hereinafter a "**Pre-Approved Change**"): (i) the costs of such Tenant Change does not exceed Five Hundred Dollars ($500.00) individually; (ii) the costs of such Tenant Change when aggregated with the costs of all other Tenant Changes made by Tenant during the Term of this Lease do not exceed Fifteen Hundred Dollars ($1,500.00); (iii) Tenant delivers to Landlord final plans, specifications and working drawings for such Tenant Change at least ten (10) days prior to commencement of the work thereof; and (iv) Tenant and such Tenant Change otherwise satisfy all other conditions set forth in this Section 12.1.

(c) After Landlord has approved the Tenant Changes and the plans, specifications and working drawings therefor (or is deemed to have approved the Pre-Approved Changes as set forth in Section 12.1(b) above), Tenant shall: (i) enter into an agreement for the performance of such Tenant Changes with such contractors and subcontractors selected by Tenant and approved by Landlord, which approval shall not be unreasonably withheld or delayed; (ii) before proceeding with any Tenant Change (including any Pre-Approved Change), provide Landlord with ten (10) days' prior written notice thereof; and (iii) pay to Landlord, within ten (10) days after written demand, the costs of any increased insurance premiums incurred by Landlord to include such Tenant Changes in the fire and extended coverage insurance obtained by Landlord pursuant to Section 21 below. However, Landlord shall be required to include the Tenant Changes under such insurance only to the extent such insurance is actually obtained by Landlord and such Tenant Changes are insurable under such insurance; if such Tenant Changes are not or cannot be included in Landlord's insurance, Tenant shall insure the Tenant Changes under its casualty insurance pursuant to Section 20.1(a) below. In addition, before proceeding with any Tenant Change, Tenant's contractors shall obtain, on behalf of Tenant and at Tenant's sole cost and expense: (A) all necessary governmental permits and approvals for the commencement and completion of such Tenant Change; and (B) a completion and lien indemnity bond, or other surety, satisfactory to Landlord for such Tenant Change. Landlord's approval of any contractor(s) and subcontractor(s) of Tenant shall not release Tenant or any such contractor(s) and/or subcontractor(s) from any liability for any conduct or acts of such contractor(s) and/or subcontractor(s).

(d) Tenant shall pay to Landlord, as additional rent, the reasonable costs of Landlord's engineers and other consultants (but not Landlord's on-site management personnel) for review of all plans, specifications and working drawings for the Tenant Changes, within ten (10) business days after Tenant's receipt of invoices either from Landlord or such consultants. In addition to such costs, Tenant shall pay to Landlord, within ten (10) business days after completion of any Tenant

Change, the actual, reasonable costs incurred by Landlord for services rendered by Landlord's management personnel and engineers to coordinate and/or supervise any of the Tenant Changes to the extent such services are provided in excess of or after the normal on-site hours of such engineers and management personnel.

(e) All Tenant Changes shall be performed: (i) in accordance with the approved plans, specifications and working drawings; (ii) lien-free and in a first-class workmanlike manner; (iii) in compliance with all laws, rules, regulations of all governmental agencies and authorities including, without limitation, the provisions of the ADA; (iv) in such a manner so as not to unreasonably interfere with the occupancy of any other tenant in the Project or Building, nor impose any additional expense upon nor delay Landlord in the maintenance and operation of the Project or Building; and (v) at such times, in such manner and subject to such rules and regulations as Landlord may from time to time reasonably designate.

(f) Throughout the performance of the Tenant Changes, Tenant shall obtain, or cause its contractors to obtain, workers compensation insurance and general liability insurance in compliance with the provisions of Section 20 of this Lease.

12.2 **Removal of Tenant Changes and Tenant Improvements**. All Tenant Changes and the initial Tenant Improvements in the Premises (whether installed or paid for by Landlord or Tenant), shall become the property of Landlord and shall remain upon and be surrendered with the Premises at the end of the Term of this Lease; provided, however, Landlord may, by written notice delivered to Tenant at any time prior to the date which is thirty (30) days before the expiration of the Lease Term (or immediately upon any sooner termination of this Lease) identify those items of the Tenant Improvements and Tenant Changes which Landlord shall require Tenant to remove at the end of the Term of this Lease. If Landlord requires Tenant to remove any such items as described above, Tenant shall, at its sole cost, remove the identified items on or before the expiration or sooner termination of this Lease and repair any damage to the Premises caused by such removal (or, at Landlord's option, shall pay to Landlord all of Landlord's costs of such removal and repair).

12.3 **Removal of Personal Property**. All articles of personal property owned by Tenant or installed by Tenant at its expense in the Premises (including business and trade fixtures, furniture and moveable partitions) shall be, and remain, the property of Tenant, and shall be removed by Tenant from the Premises, at Tenant's sole cost and expense, on or before the expiration or sooner termination of this Lease. Tenant shall promptly repair any damage caused by such removal.

12.4 **Tenant's Failure to Remove**. If Tenant fails to remove by the expiration or sooner termination of this Lease all of its personal property, or any items of Tenant Improvements or Tenant Changes identified by Landlord for removal pursuant to Section 12.2 above, or if Tenant fails to comply with its obligations under Section 12.3, Landlord may, at its option, treat such failure as a hold over pursuant to Section 9.3 above, and/or may (without liability to Tenant for loss thereof, at Tenant's sole cost and in addition to Landlord's other rights and remedies under this Lease, at law or in equity: (a) remove and store such items in accordance with applicable law; and/or (b) upon ten (10) days' prior notice to Tenant, sell all or any such items at private or public sale for such price as Landlord may obtain as permitted under applicable law. Landlord shall apply the proceeds of any such sale to any amounts due to Landlord under this Lease from Tenant (including Landlord's attorneys' fees and other costs incurred in the removal, storage and/or sale of such items), with any remainder to be paid to Tenant.

13. <u>**Liens**</u>. Tenant shall not permit any mechanic's, materialmen's or other liens to be filed against all or any part of the Project, the Site, the Building or the Premises, nor against Tenant's leasehold interest in the Premises, by reason of or in connection with any repairs, alterations, improvements or other work contracted for or undertaken by Tenant or any other act or omission of Tenant or Tenant's agents, employees, contractors, licensees or invitees. Tenant shall, at Landlord's request, provide Landlord with enforceable, unconditional and final lien releases (and other evidence reasonably requested by Landlord to demonstrate protection from liens) from all persons furnishing labor and/or materials with respect to the Premises. Landlord shall have the right at all reasonable times to post on the Premises and record any notices of non-responsibility which it deems necessary for protection from such liens. If any such liens are filed, Tenant shall, at its sole cost, immediately cause such lien to be released of record or bonded to Landlord's reasonable satisfaction so that it no longer affects title to the Project, the Site, the Building or the Premises. If Tenant fails to cause such lien to be so released or bonded within twenty (20) days after filing thereof, Landlord may, without waiving its rights and remedies based on such breach, and without releasing Tenant from any of its obligations, cause such lien to be released by any means it shall deem proper, including payment in satisfaction of the claim giving rise to such lien. Tenant shall pay to Landlord within five (5) days after receipt of invoice from Landlord, any sum paid by Landlord to remove such liens, together with interest at the Interest Rate from the date of such payment by Landlord. **NOTICE IS HEREBY GIVEN THAT LANDLORD SHALL NOT BE LIABLE FOR ANY LABOR, SERVICES OR MATERIALS FURNISHED OR TO BE FURNISHED TO TENANT, OR TO ANYONE HOLDING THE PREMISES THROUGH OR UNDER TENANT, AND THAT NO MECHANICS' OR OTHER LIENS FOR ANY SUCH LABOR, SERVICES OR MATERIALS SHALL ATTACH TO OR AFFECT THE INTEREST OF LANDLORD IN THE PREMISES.**

14. Assignment and Subletting.

14.1 **Restriction on Transfer**. Except as otherwise expressly provided in this Section 14, Tenant shall not, without the prior written consent of Landlord, which consent Landlord will not unreasonably withhold, assign this Lease or any interest herein or sublet the Premises or any part thereof, or permit the use or occupancy of the Premises by any party other than Tenant (any such assignment, encumbrance, sublease, license or the like shall sometimes be referred to as a "**Transfer**"). In no event may Tenant encumber this Lease. Any Transfer without Landlord's consent (except for a Permitted Transfer pursuant to Section 14.2 below) shall constitute a default by Tenant under this Lease, and in addition to all of Landlord's other remedies at law, in equity or under this Lease, such Transfer shall be voidable at Landlord's election. In addition, this Lease shall not, nor shall any interest of Tenant herein, be assignable by operation of law without the written consent of Landlord. For purposes of this Section 14, other than with respect to a Permitted Transfer under Section 14.2 and transfers of stock of Tenant if Tenant is a publicly-held corporation and such stock is transferred publicly over a recognized security exchange or over-the-counter market, if Tenant is a corporation, partnership or other entity, any transfer, assignment, encumbrance or hypothecation of twenty-five percent (25%) or more (individually or in the aggregate) of any stock or other ownership interest in such entity, and/or any transfer, assignment, hypothecation or encumbrance of any controlling ownership or voting interest in such entity, shall be deemed an assignment of this Lease and shall be subject to all of the restrictions and provisions contained in this Section 14.

14.2 **Permitted Controlled Transfers**. Notwithstanding the provisions of Sections 14.1 above to the contrary, Tenant may assign this Lease or sublet the Premises or any portion thereof (herein, a "**Permitted Transfer**"), without Landlord's consent and without extending any sublease or termination option to Landlord, to any corporation which controls, is controlled by or is under common control with Tenant, or to any corporation resulting from a merger or consolidation with Tenant, or to any person or entity which acquires all the assets of Tenant's business as a going concern, or to any banking entity which acquires the assets of Tenant's bank operation in the Premises, provided that: (a) at least twenty (20) days prior to such assignment or sublease, Tenant delivers to Landlord the financial statements and other financial and background information of the assignee or sublessee described in Section 14.3 below; (b) if an assignment, the assignee assumes, in full, the obligations of Tenant under this Lease (or if a sublease, the sublessee of a portion of the Premises or Term assumes, in full, the obligations of Tenant with respect to such portion); and the Guarantor, if any, executes a reaffirmation of its Guaranty in form satisfactory to Landlord; (c) the financial net worth of the assignee or sublessee equals or exceeds that of Tenant as of the date of execution of this Lease; (d) Tenant remains fully liable under this Lease; and (e) the use of the Premises under Article 6 remains unchanged.

14.3 **Landlord's Options**. If at any time or from time to time during the Term Tenant desires to effect a Transfer, Tenant shall deliver to Landlord written notice ("**Transfer Notice**") setting forth the terms and provisions of the proposed Transfer and the identity of the proposed assignee, sublessee or other transferee (sometimes referred to hereinafter as a "**Transferee**"). Tenant shall also deliver to Landlord with the Transfer Notice, a current financial statement and financial statements for the preceding two (2) years of the Transferee which have been certified or audited by a reputable independent accounting firm acceptable to Landlord, and such other information concerning the business background and financial condition of the proposed Transferee as Landlord may reasonably request. Except with respect to a Permitted Transfer, Landlord shall have the option, exercisable by written notice delivered to Tenant within twenty (20) days after Landlord's receipt of the Transfer Notice, such financial statements and other information, either to:

(a) approve or disapprove such Transfer, which approval shall not be unreasonably withheld; or

(b) sublet from Tenant that portion of the Premises which Tenant has requested to sublease at the rental and on the other terms set forth in this Lease prorated for the portion of the Premises to be sublet and for the term set forth in Tenant's Notice, or, in the case of an assignment or encumbrance, terminate this Lease with respect to the entire Premises and recapture the Premises, which termination shall be effective thirty (30) days after Tenant's receipt of Landlord's notice.

If Landlord exercises its option to sublease any such space from Tenant following Tenant's request for Landlord's approval of the proposed sublease of such space, (i) Landlord shall be responsible for the construction of any partitions which Landlord reasonably deems necessary to separate such space from the remainder of the Premises, and (ii) Landlord and any sub-subtenant or assignee of Landlord with respect to such subleased space shall have the right to use in common with Tenant all lavatories, corridors and lobbies which are within the Premises and which are reasonably required for the use of such space.

14.4 **Additional Conditions; Excess Rent**. If for a Transfer other than a Permitted Transfer Landlord does not exercise its sublease or termination option and instead approves of the proposed Transfer pursuant to Section 14.3(a) above, Tenant may enter into the proposed Transfer with such proposed Transferee subject to the following further conditions:

(a) the Transfer shall be on the same terms set forth in the Transfer Notice delivered to Landlord (if the terms have changed, Tenant must submit a revised Transfer Notice to Landlord and Landlord shall have another twenty (20) days after receipt thereof to make the election in Sections 14.3(a) or 14.3(b) above);

(b) no Transfer shall be valid and no Transferee shall take possession of the Premises until an executed counterpart of the assignment, sublease or other instrument affecting the Transfer has been delivered to Landlord pursuant to which the Transferee shall expressly assume all of Tenant's obligations under this Lease (or with respect to a sublease of a portion of the Premises or for a portion of the Term, all of Tenant's obligations applicable to such portion);

(c) no Transferee shall have a further right to assign, encumber or sublet, except on the terms herein contained; and

(d) fifty percent (50%) of any rent or other economic consideration received by Tenant as a result of such Transfer which exceeds, in the aggregate, (i) the total rent which Tenant is obligated to pay Landlord under this Lease (prorated to reflect obligations allocable to any portion of the Premises subleased), plus (ii) any reasonable brokerage commissions, attorneys' fees and reasonable tenant improvement costs actually paid by Tenant in connection with such Transfer, shall be paid to Landlord within ten (10) days after receipt thereof as additional rental under this Lease, without affecting or reducing any other obligations of Tenant hereunder.

14.5 **Reasonable Disapproval.** Landlord and Tenant hereby acknowledge that Landlord's disapproval of any proposed Transfer (other than a Permitted Transfer) pursuant to Section 14.3(a) shall be deemed reasonably withheld if based upon any reasonable factor, including, without limitation, any or all of the following factors: (a) the proposed Transfer would result in more than two subleases of portions of the Premises being in effect at any one time during the Term; (b) the net effective rent payable by the Transferee (adjusted on a rentable square foot basis) is less than the net effective rent then being quoted by Landlord for new leases in the Building for comparable size space for a comparable period of time; (c) the proposed Transferee is an existing tenant of the Project or is negotiating with Landlord (or has negotiated with Landlord in the last six (6) months) for space in the Project; (d) the proposed Transferee is a governmental entity; (e) the portion of the Premises to be sublet or assigned is irregular in shape with inadequate means of ingress and egress; (f) the use of the Premises by the Transferee (i) is not permitted by the use provisions in Section 6 hereof, or (ii) violates any exclusive use granted by Landlord to another tenant in the Building; (g) the Transfer would likely result in significant increase in the use of the parking areas or Common Areas by the Transferee's employees or visitors, and/or significantly increase the demand upon utilities and services to be provided by Landlord to the Premises; (h) the Transferee does not have the financial capability to fulfill the obligations imposed by the Transfer; or (i) the Transferee is not in Landlord's reasonable opinion of reputable or good character or consistent with Landlord's desired tenant mix. Notwithstanding any contrary provision of this Lease, if Tenant or any proposed Transferee claims that Landlord has unreasonably withheld or delayed its consent to a proposed Transfer or otherwise has breached its obligations under this Section 14, Tenant's and such Transferee's only remedy shall be to seek a declaratory judgment and/or injunctive relief, and Tenant, on behalf of itself and, to the extent permitted by law, such proposed Transferee waives all other remedies against Landlord, including, without limitation, the right to seek monetary damages or to terminate this Lease.

14.6 **No Release.** No Transfer shall release Tenant of Tenant's obligations under this Lease or alter the primary liability of Tenant to pay the rent and to perform all other obligations to be performed by Tenant hereunder. Landlord may require that any Transferee remit directly to Landlord on a monthly basis, all monies due Tenant by said Transferee, and each sublease shall provide that if Landlord gives said sublessee written notice that Tenant is in default under this Lease, said sublessee will thereafter make all payments due under the sublease directly to or as directed by Landlord, which payments will be credited against any payments due under this Lease. Tenant hereby irrevocably and unconditionally assigns to Landlord all rents and other sums payable under any sublease of the Premises; provided, however, that Landlord hereby grants Tenant a license to collect all such rents and other sums so long as Tenant is not in default under this Lease. Tenant shall, within ten (10) days after the execution and delivery of any assignment or sublease, deliver a duplicate original copy there of to Landlord. However, the acceptance of rent by Landlord from any other person shall not be deemed to be a waiver by Landlord of any provision hereof. Consent by Landlord to one Transfer shall not be deemed consent to any subsequent Transfer. In the event of default by any Transferee of Tenant or any successor of Tenant in the performance of any of the terms hereof, Landlord may proceed directly against Tenant without the necessity of exhausting remedies against such Transferee or successor. Landlord may consent to subsequent assignments of the Lease or sublettings or amendments or modifications to the Lease with assignees of Tenant, without notifying Tenant, or any successor of Tenant, and without obtaining its or their consent thereto and any such actions shall not relieve Tenant of liability under this Lease.

14.7 **Administrative and Attorneys' Fees.** If Tenant effects a Transfer or requests the consent of Landlord to any Transfer, then Tenant shall, upon demand, pay Landlord a non-refundable administrative fee of Five Hundred Dollars ($500.00), plus any reasonable attorneys' and paralegal fees and costs incurred by Landlord in connection with such Transfer or request for consent (whether attributable to Landlord's in-house attorneys or paralegals or otherwise); provided, however, attorneys' fees and costs shall only be assessed if the Transfer involves negotiations between Landlord, Tenant and the Transferee which result in Landlord incurring legal costs in excess of One Thousand Dollars ($1,000.00), in which case, Tenant shall reimburse Landlord upon demand for all costs in excess of One Thousand Dollars ($1,000.00). Acceptance of the $500.00 administrative fee and/or reimbursement of Landlord's attorneys' and paralegal fees shall in no event obligate Landlord to consent to any proposed Transfer.

14.8 **Material Inducement**. Tenant understands, acknowledges and agrees that (a) Landlord's option to sublease from Tenant any space which Tenant proposes to sublease or terminate this Lease upon any proposed assignment or encumbrance of this Lease by Tenant as provided in Section 14.3(b) above rather than approve the proposed sublease, assignment or encumbrance, and (b) Landlord's right to receive fifty percent (50%) of any excess consideration paid by a Transferee in connection with an approved Transfer as provided in Section 14.4(d) above, are a material inducement for Landlord's agreement to lease the Premises to Tenant upon the terms and conditions herein set forth.

15. Entry by Landlord. Landlord and its employees and agents shall at all reasonable times upon reasonable notice to Landlord, except in an emergency or to provide scheduled services such as janitorial services, have the right to enter the Premises to inspect the same, to supply janitorial service and any other service required to be provided by Landlord to Tenant under this Lease, to exhibit the Premises to prospective lenders or purchasers (or during the last year of the Term, to prospective tenants), to post notices of non-responsibility, and/or to alter, improve or repair the Premises or any other portion of the Building or Project, all without being deemed guilty of or liable for any breach of Landlord's covenant of quiet enjoyment or any eviction of Tenant, and without abatement of rent. In exercising such entry rights, Landlord shall endeavor to minimize, as reasonably practicable, the interference with Tenant's business, and shall provide Tenant with reasonable advance written notice of such entry (except in emergency situations and for scheduled services). For each of the foregoing purposes, Landlord shall at all times have and retain a key with which to unlock all of the doors in, upon and about the Premises, excluding Tenant's vaults and safes, and Landlord shall have the means which Landlord may deem proper to open said doors in an emergency in order to obtain entry to the Premises. Landlord covenants that all contractors of Landlord entering the Premises on Landlord's behalf pursuant to this Section 15 shall be licensed and bonded. Any entry to the Premises obtained by Landlord by any of said means or otherwise shall not under any circumstances be construed or deemed to be a forcible or unlawful entry into, or a detainer of, the Premises, or an eviction of Tenant from the Premises or any portion thereof, or grounds for any abatement or reduction of rent and Landlord shall not have any liability to Tenant for any damages or losses on account of any such entry by Landlord except, subject to the provisions of Section 22.1, to the extent of Landlord's gross negligence or willful misconduct.

16. Utilities and Services.

16.1 **Standard Utilities and Services**. As long as Tenant has not committed an uncured default under any of the provisions of this Lease, and subject to the terms and conditions of this Lease, and the obligations of Tenant as set forth hereinbelow, Landlord shall furnish or cause to be furnished to the Premises the following utilities and services (Landlord reserves the right to adopt non-discriminatory modifications and additions to the following provisions from time to time):

(a) Landlord shall make the elevator of the Building available for Tenant's non-exclusive use, twenty-four (24) hours per day.

(b) Landlord shall furnish during the Business Hours for the Building specified in Section 1.17 of the Summary, HVAC for the Premises as required in Landlord's judgment for the comfortable and normal occupancy of the Premises. The cost of maintenance and service calls to adjust and regulate the HVAC system shall be charged to Tenant if the need for maintenance work results from either Tenant's adjustment of room thermostats or Tenant's failure to comply with its obligations under this Section 16, including keeping window coverings closed as needed. Such work shall be charged at hourly rates equal to then-current journeyman's wages for HVAC mechanics. If Tenant desires HVAC at any time other than during the Business Hours for the Building, Landlord shall provide such "after-hours" usage after advance reasonable request by Tenant, and Tenant shall pay to Landlord, as additional rent (and not as part of the Operating Expenses) the cost, as fairly determined by Landlord, of such after-hours usage (as well as the cost of any HVAC used by Tenant in excess of what Landlord considers reasonable or normal), including any minimum hour charges for after-hours requests and any special start-up costs for after-hours services which requires a special start-up (such as late evenings, weekends and holidays).

(c) Landlord shall furnish to the Premises twenty-four (24) hours per day, reasonable quantities of electric current as required in Landlord's judgment for normal lighting and fractional horsepower office business machines. In no event shall Tenant's use of electric current ever exceed the capacity of the feeders to the Building or the risers or wiring installation of the Building. Landlord shall also furnish water to the Premises twenty-four (24) hours per day for drinking and lavatory purposes, in such quantities as required in Landlord's judgment for the comfortable and normal use of the Premises. If Tenant requires or consumes water or electrical power in excess of what is considered reasonable or normal by Landlord, Landlord may require Tenant to pay to Landlord, as additional rent, the cost as fairly determined by Landlord incurred for such excess usage.

(d) Landlord shall furnish janitorial services to the Premises five (5) days per week pursuant to janitorial and cleaning specifications as may be adopted by Landlord from time to time. No person(s) other than those persons approved by Landlord shall be permitted to enter the Premises for such purposes. Janitor service shall include ordinary dusting and cleaning by the janitor assigned to do such work and shall not include cleaning of carpets or rugs, except normal vacuuming, or moving of furniture, interior window cleaning, coffee or eating area cleaning and other special services. Such additional services may be rendered by Landlord pursuant to written agreement with Tenant as to the extent of such services and the payment of the cost thereof. Janitor service will not be furnished on nights when rooms are occupied after 7:30 p.m. or to rooms which are locked unless a key is furnished to the Landlord for use by the janitorial contractor. Window cleaning shall be done only by Landlord, at such time and frequency as determined by Landlord at Landlord's sole discretion. Tenant shall pay to Landlord the cost of removal of any of Tenant's refuse and rubbish to the extent that the same exceeds the refuse and rubbish usually attendant upon the use of the Premises as offices.

(e) Landlord may provide security service or protection in the Building, in any manner deemed reasonable by Landlord at Landlord's sole discretion, from the Commencement Date throughout the Term. Landlord shall have no liability in connection with the decision whether or not to provide such services and Tenant hereby waives all claims based thereon. Landlord shall not be liable for losses due to theft, vandalism or similar causes.

(f) At Landlord's option, Landlord may install water, electricity and/or HVAC meters in the Premises to measure Tenant's consumption of such utilities, including any after-hours and extraordinary usage described above. Tenant shall pay to Landlord, within ten (10) days after demand, the cost of the installation, maintenance and repair of such meter(s).

The costs of Building services shall be included in Operating Expenses and all charges with respect to utilities shall be included in Utilities Costs as defined in Section 4.7 above. Landlord may, but is not obligated to, provide additional services hereunder; provided, however, that if Landlord does provide such extra services, Tenant agrees to pay a five percent (5%) administration fee for the provisions of such services.

Landlord shall have the right at any time and from time-to-time during the Lease Term to contract for service from any company or companies providing electricity service ("Service Provider"). Tenant shall cooperate with Landlord and the Service Provider at all times and, as reasonably necessary, shall allow Landlord and Service Provider reasonable access to the Building's electric lines, feeders, risers, wiring, and any other machinery within the Premises. Landlord shall in no way be liable or responsible for any loss, damage, or expense that Tenant may sustain or incur by reason of any change, failure, interference, disruption, or defect in the supply or character of the electric energy furnished to the Premises, or if the quantity or character of the electric energy supplied by the Service Provider is no longer available or suitable for Tenant's requirements, no such change, failure, defect, unavailability, or unsuitability shall constitute an actual or constructive eviction, in whole or in part, or entitle Tenant to any abatement or diminution of rent, or relieve Tenant from any of its obligations under the Lease.

16.2 **Tenant's Obligations**. Tenant shall cooperate fully at all times with Landlord, and abide by all reasonable regulations and requirements which Landlord may prescribe for the proper functioning and protection of the Building's services and systems. Tenant shall not use any apparatus or device in, upon or about the Premises which may in any way increase the amount of services or utilities usually furnished or supplied to the Premises or other premises in the Building. In addition, Tenant shall not connect any conduit, pipe, apparatus or other device to the Building's water, waste or other supply lines or systems for any purpose. Neither Tenant nor its employees, agents, contractors, licensees or invitees shall at any time enter, adjust, tamper with, touch or otherwise in any manner affect the mechanical installations or facilities of the Building.

16.3 **Failure to Provide Utilities**. Landlord's failure to furnish any of the utilities and services described in Section 16.1 above when such failure is caused by all or any of the following shall not result in any liability of Landlord: (a) accident, breakage or repairs; (b) strikes, lockouts or other labor disturbances or labor disputes of any such character; (c) governmental regulation, moratorium or other governmental action; (d) inability, despite the exercise of reasonable diligence, to obtain electricity, water or fuel; (e) service interruptions or any other unavailability of utilities resulting from causes beyond Landlord's control including without limitation, any Service Provider initiated "brown-out" or "black-out", or (f) any other cause beyond Landlord's reasonable control. In addition, in the event of the failure of any said utilities or services, Tenant shall not be entitled to any abatement or reduction of rent (except as expressly provided in Sections 18.3 and 19.2 if such failure is a result of a damage or taking described therein), no eviction of Tenant shall result, and Tenant shall not be relieved from the performance of any covenant or agreement in this Lease. In the event of any stoppage or interruption of services or utilities, Landlord shall diligently attempt to resume such services or utilities as promptly as practicable. Tenant hereby waives the provisions of California Civil Code Section 1932(1) or any other applicable existing or future law, ordinance or governmental regulation permitting the termination of this Lease due to an interruption, failure or inability to provide any services.

17. Indemnification and Exculpation.

17.1 **Tenant's Assumption of Risk and Waiver**. Subject to the terms of Section 22 and except to the extent such matter is not covered by the insurance required to be maintained by Tenant under this Lease and such matter is attributable to the gross negligence or willful misconduct of Landlord, Landlord shall not be liable to Tenant, Tenant's employees, agents or invitees for: (i) any damage to property of Tenant, or of others, located in, on or about the Premises, nor for (ii) the loss of or damage to any property of Tenant or of others by theft or otherwise, (iii) any injury or damage to persons or property resulting from fire, explosion, falling plaster, steam, gas, electricity, water, rain or leaks from any part of the Premises or from the pipes, appliance of plumbing works or from the roof, street or subsurface or from any other places or by dampness or by any other cause of whatsoever nature, or (iv) any such damage caused by other tenants or persons in the Premises, occupants of adjacent property of the Project, or the public, or caused by operations in construction of any private, public or quasi-public work. Landlord shall in no event be liable to Tenant for any consequential damages or for loss of revenue or income and Tenant waives any and all claims for any such damages. Notwithstanding anything to the contrary contained in this Section 17.1, all property of Tenant, its agents, employees and invitees kept or stored on the Premises, whether leased or owned by any such parties, shall be so kept or stored at the sole risk of Tenant and Tenant shall hold Landlord harmless from any claims arising out of damage to the same, including subrogation claims by Tenant's insurance carriers, unless such damage shall be caused by the gross negligence or willful misconduct of Landlord. Landlord or its agents shall not be liable for interference with the light or other intangible rights.

17.2 **Tenant's Indemnification of Landlord**. Tenant shall be liable for, and shall indemnify, defend, protect and hold Landlord and the Landlord Indemnified Parties harmless from and against, any and all claims, damages, judgments, suits, causes of action, losses, liabilities and expenses, including attorneys' fees and court costs (collectively, "**Indemnified Claims**"), arising or resulting from (a) any occurrence at the Premises following the date Landlord delivers all or any portion of the Premises to Tenant, unless caused by the gross negligence or willful misconduct of Landlord or its agents, employees or contractors, (b) any act or omission of Tenant or any of Tenant's Parties (as defined in Section 6.4); (c) the use of the Premises and Common Areas and conduct of Tenant's business by Tenant or any of Tenant's Parties, or any other activity, work or thing done, permitted or suffered by Tenant or any of Tenant's Parties, in or about the Premises, the Building or elsewhere in the Project; and/or (d) any default by Tenant of any obligations on Tenant's part to be performed under the terms of this Lease or the terms of any contract or agreement to which Tenant is a party or by which it is bound, affecting this Lease or the Premises. The foregoing indemnification shall include, but not be limited to, any injury to, or death of, any person, or any loss of, or damage to, any property on the Premises, or on adjoining sidewalks, streets or ways, or connected with the use, condition or occupancy thereof, whether or not Landlord or its mortgagee has or should have knowledge or notice of the defect or conditions causing or contributing to such injury, death, loss or damage. In case any action or proceeding is brought against Landlord or any Landlord Indemnified Parties by reason of any such Indemnified Claims, Tenant, upon notice from Landlord, shall defend the same at Tenant's expense by counsel approved in writing by Landlord, which approval shall not be unreasonably withheld.

17.3 **Landlord's Indemnification of Tenant**. Notwithstanding anything to the contrary contained in Section 17.1 or 17.2, Tenant shall not be required to protect, defend, save harmless or indemnify Landlord from any liability for injury, loss, accident or damage to any person resulting from Landlord's grossly negligent acts or omissions or willful misconduct or that of its agents, contractors, servants, employees or licensees, in connection with Landlord's activities on or about the Premises, and subject to the terms of Section 22, Landlord hereby indemnifies and agrees to protect, defend and hold Tenant harmless from and against Indemnified Claims out of Landlord's grossly negligent acts or omissions or willful misconduct or those of its agents, contractors, servants, employees or licensees in connection with Landlord's activities on or about the Premises to the extent that injuries are involved and any default by Landlord of Landlord's obligations under this Lease. Such exclusion from Tenant's indemnity and such agreement by Landlord to so indemnify and hold Tenant harmless are not intended to and shall not relieve any insurance carrier of its obligations under policies required to be carried by Tenant pursuant to the provisions of this Lease to the extent that such policies cover (or, if such policies would have been carried as required, would have covered) the result of negligent acts or omissions or willful misconduct of Landlord or those of its agents, contractors, servants, employees or licensees; provided, however, the provisions of this sentence shall in no way be construed to imply the availability of any double or duplicate coverage. Landlord's and Tenant's indemnification obligations hereunder may or may not be coverable by insurance, but the failure of either Landlord or Tenant to carry insurance covering the indemnification obligation shall not limit their indemnity obligations hereunder.

17.4 **Survival; No Release of Insurers**. The indemnification obligations under Section 17.2 and 17.3 shall survive the expiration or earlier termination of this Lease. Landlord's and Tenant's covenants, agreements and indemnification in Sections 17.1, 17.2 and 17.3 above are not intended to and shall not relieve any insurance carrier of its obligations under policies required to be carried by Landlord and Tenant pursuant to the provisions of this Lease.

18. Damage or Destruction.

18.1 **Landlord's Rights and Obligations**. In the event the Premises or any part of the Building is damaged by fire or other casualty to an extent not exceeding twenty-five percent (25%) of the full replacement cost thereof, and Landlord's contractor estimates in a writing delivered to the parties that the damage thereto is such that the Building and/or Premises may be repaired, reconstructed or restored to substantially its condition immediately prior to such damage within one hundred twenty (120) days from the date of such casualty, and Landlord will receive insurance proceeds sufficient to cover the costs of such repairs, reconstruction and restoration (including proceeds from Tenant and/or Tenant's insurance which Tenant is required to deliver to Landlord pursuant to Section 18.2 below), then Landlord shall commence and proceed diligently with the work of repair, reconstruction and restoration and this Lease shall continue in full force and effect. If, however, the Premises or any other part of the Building is damaged to an extent exceeding twenty-five percent (25%) of the full replacement cost thereof, or Landlord's contractor estimates that such work of repair, reconstruction and restoration will require longer than one hundred twenty (120) days to complete, or Landlord will not receive insurance proceeds (and/or proceeds from Tenant, as applicable) sufficient to cover the costs of such repairs, reconstruction and restoration, then Landlord may elect to either:

(a) repair, reconstruct and restore the portion of the Building and Premises damaged by such casualty (including the Tenant Improvements and, to the extent of insurance proceeds received from Tenant, Tenant Changes), in which case this Lease shall continue in full force and effect; or

(b) terminate this Lease effective as of the date which is thirty (30) days after Tenant's receipt of Landlord's election to so terminate.

Under any of the conditions of this Section 18.1, Landlord shall give written notice to Tenant of its intention to repair or terminate within the later of sixty (60) days after the occurrence of such casualty, or fifteen (15) days after Landlord's receipt of the estimate from Landlord's contractor or as applicable, thirty (30) days after Landlord receives approval from Landlord's lender to rebuild.

18.2 **Tenant's Costs and Insurance Proceeds**. In the event of any damage or destruction of all or any part of the Premises, Tenant shall immediately: (a) notify Landlord thereof; and (b) deliver to Landlord all insurance proceeds received by Tenant with respect to the Tenant Improvements and Tenant Changes in the Premises (excluding proceeds for Tenant's furniture and other personal property), whether or not this Lease is terminated as permitted in this Section 18, and Tenant hereby assigns to Landlord all rights to receive such insurance proceeds. If, for any reason (including Tenant's failure to obtain insurance for the full replacement cost of any Tenant Changes which Tenant is required to insure pursuant to Sections 12.1(c) and/or 20.1(a) hereof), Tenant fails to receive insurance proceeds covering the full replacement cost of such Tenant Changes which are damaged, Tenant shall be deemed to have self-insured the replacement cost of such Tenant Changes, and upon any damage or destruction thereto, Tenant shall immediately pay to Landlord the full replacement cost of such items, less any insurance proceeds actually received by Landlord from Landlord's or Tenant's insurance with respect to such items.

18.3 **Abatement of Rent**. In the event that as a result of any such damage, repair, reconstruction and/or restoration of the Premises or the Building, Tenant is prevented from using, and does not use, the Premises or any portion thereof, pursuant to the requirements of Landlord or the City and/or County in which the Premises are located, then the rent shall be abated or reduced, as the case may be, during the period that Tenant continues to be so prevented from using and does not use the Premises or portion thereof, in the proportion that the Rentable Square Feet of the portion of the Premises that Tenant is prevented from using, and does not use, bears to the total Rentable Square Feet of the Premises. Notwithstanding the foregoing to the contrary, if the damage is due to the negligence or willful misconduct of Tenant or any of Tenant's Parties, there shall be no abatement of rent. Except for abatement of rent as provided hereinabove, Tenant shall not be entitled to any compensation or damages for loss of, or interference with, Tenant's business or use or access of all or any part of the Premises resulting from any such damage, repair, reconstruction or restoration.

18.4 **Inability to Complete**. Notwithstanding anything to the contrary contained in this Section 18, in the event Landlord is obligated or elects to repair, reconstruct and/or restore the damaged portion of the Building or Premises pursuant to Section 18.1 above, but is delayed from completing such repair, reconstruction and/or restoration beyond the date which is six (6) months after the date estimated by Landlord's contractor for completion thereof pursuant to Section 18.1, by reason of any causes beyond the reasonable control of Landlord (including, without limitation, delays due to Force Majeure events as defined in Section 32.15, and delays caused by Tenant or any of Tenant's Parties), then Landlord may elect to terminate this Lease upon thirty (30) days' prior written notice to Tenant.

18.5 **Damage Near End of Term**. In addition to its termination rights in Sections 18.1 and 18.4 above, Landlord shall have the right to terminate this Lease if any damage to the Building or Premises occurs during the last twelve (12) months of the Term of this Lease and Landlord's contractor estimates in a writing delivered to the parties that the repair, reconstruction or restoration of such damage cannot be completed within the earlier of (a) the scheduled expiration date of the Lease Term, or (b) sixty (60) days after the date of such casualty.

18.6 **Waiver of Termination Right**. This Lease sets forth the terms and conditions upon which this Lease may terminate in the event of any damage or destruction. Accordingly, the parties hereby waive the provisions of California Civil Code Section 1932, Subsection 2, and Section 1933, Subsection 4 (and any successor statutes thereof permitting the parties to terminate this Lease as a result of any damage or destruction).

19. Eminent Domain.

19.1 **Substantial Taking**. Subject to the provisions of Section 19.4 below in case the whole of the Premises, or such part thereof as shall substantially interfere with Tenant's use and occupancy of the Premises as reasonably determined by Landlord, shall be taken for any public or quasi-public purpose by any lawful power or authority by exercise of the right of appropriation, condemnation or eminent domain, or sold to prevent such taking, Landlord, subject to space availability, shall have the right to relocate Tenant to comparable space within the Project, and if no such space is then available, Landlord shall notify Tenant and either party shall have the right to terminate this Lease effective as of the date possession is required to be surrendered to said authority.

19.2 **Partial Taking; Abatement of Rent**. In the event of a taking of a portion of the Premises which does not substantially interfere with the conduct of Tenant's business, then, except as otherwise provided in the immediately following sentence, neither party shall have the right to terminate this Lease and Landlord shall thereafter proceed to make a functional unit of the remaining portion of the Premises (but only to the extent Landlord receives proceeds therefor from the condemning authority), and rent shall be abated with respect to the part of the Premises which Tenant shall be so deprived on account of such taking. Notwithstanding the immediately preceding sentence to the contrary, if any part of the Building or the Site shall be taken (whether or not such taking substantially interferes with Tenant's use of the Premises), Landlord may terminate this Lease upon thirty (30) days' prior written notice to Tenant as long as Landlord also terminates leases of other tenants leasing comparably sized space within the Building for comparable lease terms.

19.3 **Condemnation Award**. Subject to the provisions of Section 19.4 below, in connection with any taking of the Premises or Building, Landlord shall be entitled to receive the entire amount of any award which may be made or given in such taking or condemnation, without deduction or apportionment for any estate or interest of Tenant, it being expressly understood and agreed by Tenant that no portion of any such award shall be allowed or paid to Tenant for any so-called bonus or excess value of this Lease, and such bonus or excess value shall be the sole property of Landlord. Tenant shall not assert any claim against Landlord or the taking authority for any compensation because of such taking (including any claim for bonus or excess value of this Lease); provided, however, if any portion of the Premises is taken, Tenant shall be granted the right to recover from the condemning authority (but not from Landlord) any compensation as may be separately awarded or recoverable by Tenant for the taking of Tenant's furniture, fixtures, equipment and other personal property within the Premises, for Tenant's relocation expenses, and for any loss of goodwill or other damage to Tenant's business by reason of such taking.

19.4 **Temporary Taking**. In the event of a taking of the Premises or any part thereof for temporary use, (a) this Lease shall be and remain unaffected thereby and rent shall not abate, and (b) Tenant shall be entitled to receive for itself such portion or portions of any award made for such use with respect to the period of the taking which is within the Term, provided that if such taking shall remain in force at the expiration or earlier termination of this Lease, Tenant shall perform its obligations under Section 9 with respect to surrender of the Premises and shall pay to Landlord the portion of any award which is attributable to any period of time beyond the Term expiration date. For purpose of this Section 19.4, a temporary taking shall be defined as a taking for a period of two hundred seventy (270) days or less.

19.5 **Waiver of Termination Right**. This Lease sets forth the terms and conditions upon which this Lease may terminate in the event of a taking. Accordingly, the parties waive the provisions of the California Code of Civil Procedure Section 1265.130 and any successor or similar statutes permitting the parties to terminate this Lease as a result of a taking.

20. Tenant's Insurance.

20.1 **Types of Insurance**. On or before the earlier of the Commencement Date or the date Tenant commences or causes to be commenced any work of any type in or on the Premises pursuant to this Lease, and continuing during the entire Term, Tenant shall obtain and keep in full force and effect, the following insurance:

(a) Special Form (formerly known as All Risk) insurance, including fire and extended coverage, sprinkler leakage (including earthquake sprinkler leakage), vandalism, malicious mischief plus earthquake and flood coverage upon property of every description and kind owned by Tenant and located in the Premises or Building, or for which Tenant is legally liable or installed by or on behalf of Tenant including, without limitation, furniture, equipment and any other personal property, and any Tenant Changes (but excluding the initial Tenant Improvements previously existing or installed in the Premises), in an amount not less then the full replacement cost thereof. In the event that there shall be a dispute as to the amount which comprises full replacement cost, the decision of Landlord or the mortgagees of Landlord shall be presumptive.

(b) Commercial general liability insurance coverage on an occurrence basis, including personal injury, bodily injury (including wrongful death), broad form property damage, operations hazard, owner's protective coverage, contractual liability (including Tenant's indemnification obligations under this Lease, including Section 17 hereof), liquor liability (if Tenant serves alcohol on the Premises), products and completed operations liability, and owned/non-owned auto liability, with an initial combined single limit of liability of not less than Three Million Dollars ($3,000,000.00). The limits of liability of such commercial general liability insurance shall be increased every five (5) years during the Term of this Lease to an amount reasonably required by Landlord.

(c) Worker's compensation and employer's liability insurance, in statutory amounts and limits, covering all persons employed in connection with any work done on or about the Premises for which claims for death or bodily injury could be asserted against Landlord, Tenant or the Premises.

(d) Loss of income, extra expense and business interruption insurance in such amounts as will reimburse Tenant for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent tenants or attributable to prevention of access to the Premises, Tenant's parking areas or to the Building as a result of such perils.

(e) Any other form or forms of insurance as Tenant or Landlord or the mortgagees of Landlord may reasonably require from time to time, in form, amounts and for insurance risks against which a prudent tenant would protect itself, but only to the extent such risks and amounts are available in the insurance market at commercially reasonable costs.

20.2 **Requirements**. Each policy required to be obtained by Tenant hereunder shall: (a) be issued by insurers which are approved by Landlord and/or Landlord's mortgagees and are authorized to do business in the state in which the Building is located and rated not less than financial class X, and not less than policyholder rating A in the most recent version of Best's Key Rating Guide (provided that, in any event, the same insurance company shall provide the coverages described in Sections 20.1(a) and 20.1(d) above); (b) be in form reasonably satisfactory from time to time to Landlord; (c) name Tenant as named insured thereunder and shall name Landlord and, at Landlord's request, such other persons or entities of which Tenant has been informed in writing, as additional insureds thereunder, all as their respective interests may appear; (d) shall not have a deductible amount exceeding Five Thousand Dollars ($5,000.00), which deductible amount shall be deemed self-insured with full waiver of subrogation; (e) specifically provide that the insurance afforded by such policy for the benefit of Landlord and any other additional insureds shall be primary, and any insurance carried by Landlord or any other additional insureds shall be excess and non-contributing; (f) contain an endorsement that the insurer waives its right to subrogation as described in Section 22 below; (g) require the insurer to notify Landlord (and any other additional insureds) in writing not less than thirty (30) days prior to any material change, reduction in coverage, cancellation or other termination thereof; (h) contain a cross liability or severability of interest endorsement; and (i) be in amounts sufficient at all times to satisfy any coinsurance requirements thereof. Each such policy shall also provide that any loss otherwise payable thereunder shall be payable notwithstanding (i) any act or omission of Landlord or Tenant which might, absent such provision, result in a forfeiture of all or a part of such insurance payment, (ii) the occupation or use of the Premises for purposes more hazardous than permitted by the provisions of such policy, (iii) any foreclosure or other action or proceeding taken by any mortgagee pursuant to any provision of the mortgage upon the happening of a default thereunder, or (iv) any change in title or ownership of the Premises. Tenant agrees to deliver to Landlord, as soon as practicable after the placing of the required insurance, but in no event later than the date Tenant is required to obtain such insurance as set forth in Section 20.1 above, certified copies of each such insurance policy (or certificates from the insurance company evidencing the existence of such insurance and Tenant's compliance with the foregoing provisions of this Section 20). Tenant shall cause replacement policies or certificates to be delivered to Landlord not less than thirty (30) days prior to the expiration of any such policy or policies. If any such initial or replacement policies or certificates are not furnished within the time(s) specified herein, Tenant shall be deemed to be in material default under this Lease without the benefit of any additional notice or cure period provided in Section 23.1 below, and Landlord shall have the right, but not the obligation, to procure such policies and certificates at Tenant's expense.

Notwithstanding anything to the contrary in this Section 20.2, Tenant's obligation to obtain and maintain the insurance required hereunder may be satisfied by obtaining coverage under so-called blanket and excess liability policies of insurance carried and maintained by Tenant provided that the coverage afforded Landlord will not be reduced or diminished by reason of the use of such blanket and excess liability policies of insurance and provided further that the other applicable requirements of this Section 20 are satisfied.

20.3 **Effect on Insurance**. Tenant shall not do or permit to be done anything which will (a) violate or invalidate any insurance policy maintained by Landlord or Tenant hereunder, or (b) increase the costs of any insurance policy maintained by Landlord pursuant to Section 21 or otherwise with respect to the Building or the Project. If Tenant's occupancy or conduct of its business in or on the Premises results in any increase in premiums for any insurance carried by Landlord with respect to the Building or the Project, Tenant shall pay such increase as additional rent within ten (10) days after being billed therefor by Landlord. If any insurance coverage carried by Landlord pursuant to Section 21 or otherwise with respect to the Building or the Project shall be cancelled or reduced (or cancellation or reduction thereof shall be threatened) by reason of the use or occupancy of the Premises by Tenant or by anyone permitted by Tenant to be upon the Premises, and if Tenant fails to remedy such condition within five (5) days after notice thereof, Tenant shall be deemed to be in default under this Lease, without the benefit of any additional notice or cure period specified in Section 23.1 below, and Landlord shall have all remedies provided in this Lease, at law or in equity, including, without limitation, the right (but not the obligation) to enter upon the Premises and attempt to remedy such condition at Tenant's cost.

21. Landlord's Insurance. During the Term, Landlord shall insure the Project Common Areas, the Building, the Premises and the Tenant Improvements initially installed in the Premises pursuant to Exhibit "C" (excluding, however, Tenant's furniture, equipment and other personal property and any Tenant Changes) against damage by fire and standard extended coverage perils and with vandalism and malicious mischief endorsements, rental loss coverage, at Landlord's option, earthquake damage coverage, and such additional coverage as Landlord deems appropriate. Landlord shall also carry commercial general liability insurance, in such reasonable amounts and with such reasonable deductibles as would be carried by a prudent owner of a similar building in the state in which the Building is located. At Landlord's option, all such insurance may be carried under any blanket or umbrella policies which Landlord has in force for other buildings and projects. In addition, at Landlord's option, Landlord may elect to self-insure all or any part of such required insurance coverage. Landlord may, but shall not be obligated to, carry any other form or forms of insurance as Landlord or the mortgagees or ground lessors of Landlord may reasonably determine is advisable. The cost of insurance obtained by Landlord pursuant to this Section 21 (including self-insured amounts and deductibles) shall be included in Insurance Costs, except that any increase in the premium for the property insurance attributable to the replacement cost of the Tenant Improvements in excess of Building standard shall not be included as Insurance Costs, but shall be paid by Tenant concurrently with Tenant's monthly installment of its share of Insurance Costs.

22. Waiver of Claims; Waiver of Subrogation.

22.1 **Mutual Waiver of Parties**. Landlord and Tenant hereby waive their rights against each other with respect to any claims or damages or losses which are caused by or result from (a) any occurrence insured against under any insurance policy (other than the commercial general liability insurance) carried by Landlord or Tenant (as the case may be) pursuant to the provisions of this Lease and enforceable at the time of such damage or loss, or (b) any occurrence which would have been covered under any insurance (other than the commercial general liability insurance) required to be obtained and maintained by Landlord or Tenant (as the case may be) under Sections 20 and 21 of this Lease (as applicable) had such insurance been obtained and maintained as required therein. The foregoing waivers shall be in addition to, and not a limitation of, any other waivers or releases contained in this Lease.

22.2 **Waiver of Insurers**. Each party shall cause each insurance policy (other than the commercial general liability insurance) required to be obtained by it pursuant to Sections 20 and 21 to provide that the insurer waives all rights of recovery by way of subrogation against either Landlord or Tenant, as the case may be, in connection with any claims, losses and damages covered by such policy. If either party fails to maintain any such insurance required hereunder, such insurance shall be deemed to be self-insured with a deemed full waiver of subrogation as set forth in the immediately preceding sentence.

23. Tenant's Default and Landlord's Remedies.

23.1 **Tenant's Default**. The occurrence of any one or more of the following events shall constitute a default under this Lease by Tenant:

(a) the vacation or abandonment of the Premises by Tenant. "**Abandonment**" is herein defined to include, but is not limited to, any absence by Tenant from the Premises for five (5) business days or longer while in default of any other provision of this Lease;

(b) the failure by Tenant to make any payment of rent or additional rent or any other payment required to be made by Tenant hereunder, when such failure continues for three (3) business days after written notice thereof from Landlord that such payment was not received when due;

(c) the failure by Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in Sections 23.1(a) or (b) above, where such failure shall continue for a period of ten (10) business days after written notice thereof from Landlord to Tenant; provided, however, that, if the nature of Tenant's default is such that more than ten (10) business days are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant shall commence such cure within said ten (10) business day period and thereafter diligently prosecute such cure to completion, which completion shall occur not later than sixty (60) days from the date of such notice from Landlord; and

(d) (i) the making by Tenant or any guarantor hereof of any general assignment for the benefit of creditors, (ii) the filing by or against Tenant or any guarantor hereof of a petition to have Tenant or the guarantor adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against the Tenant or the guarantor, the same is dismissed within sixty (60) days), (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease or of substantially all of the guarantor's assets, where possession is not restored to Tenant or the guarantor within sixty (60) days, or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease or of substantially all of the guarantor's assets where such seizure is not discharged within sixty (60) days.

(e) any material representation or warranty made by Tenant in this Lease or any other document delivered in connection with the execution and delivery of this Lease or pursuant to this Lease proves to be incorrect in any material respect; and

(f) Tenant shall be liquidated or dissolved or shall begin proceedings towards its liquidation or dissolution.

Any notice sent by Landlord to Tenant pursuant to this Section 23 shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure, Section 1161.

23.2 **Landlord's Remedies; Termination**. In the event of any such default by Tenant, in addition to any other remedies available to Landlord under this Lease, at law or in equity, Landlord shall have the immediate option to terminate this Lease and all rights of Tenant hereunder. In the event that Landlord shall elect to so terminate this Lease, then Landlord may recover from Tenant:

(a) the worth at the time of award of any unpaid rent which had been earned at the time of such termination; plus

(b) the worth at the time of the award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; plus

(c) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided; plus

(d) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which, in the ordinary course of things, would be likely to result therefrom including, but not limited to: unamortized Tenant Improvement costs; attorneys' fees; brokers' commissions; the costs of refurbishment, alterations, renovation and repair of the Premises; and removal (including the repair of any damage caused by such removal) and storage (or disposal) of Tenant's personal property, equipment, fixtures, Tenant Changes, Tenant Improvements and any other items which Tenant is required under this Lease to remove but does not remove.

As used in Sections 23.2(a) and 23.2(b) above, the "**worth at the time of award**" is computed by allowing interest at the Interest Rate set forth in Section 1.14 of the Summary. As used in Section 23.2(c) above, the "worth at the time of award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

23.3 **Landlord's Remedies; Re-Entry Rights**. In the event of any such default by Tenant, in addition to any other remedies available to Landlord under this Lease, at law or in equity, Landlord shall also have the right, with or without terminating this Lease, to re-enter the Premises and remove all persons and property from the Premises; such property may be removed, stored and/or disposed of pursuant to Section 12.4 of this Lease or any other procedures permitted by applicable law. No re-entry or taking possession of the Premises by Landlord pursuant to this Section 23.3, and no acceptance of surrender of the Premises or other action on Landlord's part, shall be construed as an election to terminate this Lease unless a written notice of such intention be given to Tenant or unless the termination thereof be decreed by a court of competent jurisdiction.

23.4 **Landlord's Remedies; Continuation of Lease**. In the event of any such default by Tenant, in addition to any other remedies available to Landlord under this Lease, at law or in equity, Landlord shall have the right to continue this Lease in full force and effect, whether or not Tenant shall have abandoned the Premises. The foregoing remedy shall also be available to Landlord pursuant to California Civil Code Section 1951.4 and any successor statute thereof in the event Tenant has abandoned the Premises. In the event Landlord elects to continue this Lease in full force and effect pursuant to this Section 23.4, then Landlord shall be entitled to enforce all of its rights and remedies under this Lease, including the right to recover rent as it becomes due. Landlord's election not to terminate this Lease pursuant to this Section 23.4 or pursuant to any other provision of this Lease, at law or in equity, shall not preclude Landlord from subsequently electing to terminate this Lease or pursuing any of its other remedies.

23.5 **Landlord's Right to Perform**. Except as specifically provided otherwise in this Lease, all covenants and agreements by Tenant under this Lease shall be performed by Tenant at Tenant's sole cost and expense and without any abatement or offset of rent. If Tenant shall fail to pay any sum of money (other than Monthly Basic Rent) or perform any other act on its part to be paid or performed hereunder and such failure shall continue for three (3) days with respect to monetary obligations (or ten (10) days with respect to non-monetary obligations) after Tenant's receipt of written notice thereof from Landlord, Landlord may, without waiving or releasing Tenant from any of Tenant's obligations, make such payment or perform such other act on behalf of Tenant. All sums so paid by Landlord and all necessary incidental costs incurred by Landlord in performing such other acts shall be payable by Tenant to Landlord within five (5) days after demand therefor as additional rent.

23.6 **Interest**. If any monthly installment of Rent or Project Operating Expenses, or any other amount payable by Tenant hereunder is not received by Landlord by the date when due, it shall bear interest at the Interest Rate set forth in Section 1.14 of the Summary from the date due until paid. All interest, and any late charges imposed pursuant to Section 23.7 below, shall be considered additional rent due from Tenant to Landlord under the terms of this Lease.

23.7 **Late Charges**. Tenant acknowledges that, in addition to interest costs, the late payments by Tenant to Landlord of any Monthly Basic Rent or other sums due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of such costs being extremely difficult and impractical to fix. Such other costs include, without limitation, processing, administrative and accounting charges and late charges that may be imposed on Landlord by the terms of any mortgage, deed of trust or related loan documents encumbering the Premises, the Building or the Project. Accordingly, if any monthly installment of Monthly Basic Rent or Project Operating Expenses or any other amount payable by Tenant hereunder is not received by Landlord by the due date thereof, Tenant shall pay to Landlord an additional sum of five percent (5%) of the overdue amount as a late charge, but in no event more than the maximum late charge allowed by law. The parties agree that such late charge represents a fair and reasonable estimate of the costs that Landlord will incur by reason of any late payment as hereinabove referred to by Tenant, and the payment of late charges and interest are distinct and separate in that the payment of interest is to compensate Landlord for the use of Landlord's money by Tenant, while the payment of late charges is to compensate Landlord for Landlord's processing, administrative and other costs incurred by Landlord as a result of Tenant's delinquent payments. Acceptance of a late charge or interest shall not constitute a waiver of Tenant's default with respect to the overdue amount or prevent Landlord from exercising any of the other rights and remedies available to Landlord under this Lease or at law or in equity now or hereafter in effect.

23.8 **Rights and Remedies Cumulative**. All rights, options and remedies of Landlord contained in this Section 23 and elsewhere in this Lease (including Section 28 below) shall be construed and held to be cumulative, and no one of them shall be exclusive of the other, and Landlord shall have the right to pursue any one or all of such remedies or any other remedy or relief which may be provided by law or in equity, whether or not stated in this Lease. Nothing in this Section 23 shall be deemed to limit or otherwise affect Tenant's indemnification of Landlord pursuant to any provision of this Lease.

23.9 **Tenant's Waiver of Redemption**. Tenant hereby waives and surrenders for itself and all those claiming under it, including creditors of all kinds, (i) any right and privilege which it or any of them may have under any present or future law to redeem any of the Premises or to have a continuance of this Lease after termination of this Lease or of Tenant's right of occupancy or possession pursuant to any court order or any provision hereof, and (ii) the benefits of any present or future law which exempts property from liability for debt or for distress for rent.

23.10 **Costs Upon Default and Litigation**. Tenant shall pay to Landlord and its mortgagees as additional rent all the expenses incurred by Landlord or its mortgagees in connection with any default by Tenant hereunder or the exercise of any remedy by reason of any default by Tenant hereunder, including reasonable attorneys' fees and expenses. If Landlord or its mortgagees shall be made a party to any litigation commenced against Tenant or any litigation pertaining to this Lease or the Premises, at the option of Landlord and/or its mortgagees, Tenant, at its expense, shall provide Landlord and/or its mortgagees with counsel approved by Landlord and/or its mortgagees and shall pay all costs incurred or paid by Landlord and/or its mortgagees in connection with such litigation.

24. Landlord's Default. Landlord shall not be in default in the performance of any obligation required to be performed by Landlord under this Lease unless Landlord has failed to perform such obligation within thirty (30) days after the receipt of written notice from Tenant specifying in detail Landlord's failure to perform; provided however, that if the nature of Landlord's obligation is such that more than thirty (30) days are required for its performance, then Landlord shall not be deemed in default if it commences such performance within such thirty (30) day period and thereafter diligently pursues the same to completion. Upon any such uncured default by Landlord, Tenant may exercise any of its rights provided at law or in equity; provided, however: (a) Tenant shall have no right to offset or abate rent in the event of any default by Landlord under this Lease, except to the extent offset rights are specifically provided to Tenant in this Lease; (b) Tenant shall have no right to terminate this Lease; (c) Tenant's rights and remedies hereunder shall be limited to the extent (i) Tenant has expressly waived in this Lease any of such rights or remedies and/or (ii) this Lease otherwise expressly limits Tenant's rights or remedies, including the limitation on Landlord's liability contained in Section 31 hereof and (d) in no event shall Landlord be liable for consequential damages.

25. Subordination. Without the necessity of any additional document being executed by Tenant for the purpose of effecting a subordination, and at the election of Landlord or any mortgagee of a mortgage or a beneficiary of a deed of trust now or hereafter encumbering all or any portion of the Building or Site, or any lessor of any ground or master lease now or hereafter affecting all or any portion of the Building or Site, this Lease shall be subject and subordinate at all times to such ground or master leases (and such extensions and modifications thereof), and to the lien of such mortgages and deeds of trust (as well as to any advances made thereunder and to all renewals, replacements, modifications and extensions thereof). Notwithstanding the foregoing, Landlord and any mortgagee and/or ground lessor of Landlord, as applicable, shall have the right to subordinate or cause to be subordinated any or all ground or master leases or the lien of any or all mortgages or deeds of trust to this Lease. In the event that any ground or master lease terminates for any reason or any mortgage or deed of trust is foreclosed or a conveyance in lieu of foreclosure is made for any reason, at the election of Landlord's successor in interest, Tenant shall attorn to and become the tenant of such successor. Tenant hereby waives its rights under any current or future law which gives or purports to give Tenant any right to terminate or otherwise adversely affect this Lease and the obligations of Tenant hereunder in the event of any such foreclosure proceeding or sale. Tenant covenants and agrees to execute and deliver to Landlord within ten (10) days after receipt of written demand by Landlord and in the form reasonably required by Landlord, any additional documents evidencing the priority or subordination of this Lease with respect to any such ground or master lease or the lien of any such mortgage or deed of trust or Tenant's agreement to attorn. Should Tenant fail to sign and return any such documents within said ten day period, Tenant shall be in default hereunder without the benefit of any additional notice or cure periods specified in Section 23.1 above.

26. Estoppel Certificate.

26.1 **Tenant's Obligations**. Within ten (10) business days following Landlord's written request, Tenant shall execute and deliver to Landlord an estoppel certificate, in a form substantially similar to the form of Exhibit "F" attached hereto, certifying: (a) the Commencement Date of this Lease; (b) that this Lease is unmodified and in full force and effect (or, if modified, that this Lease is in full force and effect as modified, and stating the date and nature of such modifications); (c) the date to which the rent and other sums payable under this Lease have been paid; (d) that there are not, to the best of Tenant's knowledge, any defaults under this Lease by either Landlord or Tenant, except as specified in such certificate; and (e) such other matters as are reasonably requested by Landlord. Any such estoppel certificate delivered pursuant to this Section 26.1 may be relied upon by any mortgagee, beneficiary, purchaser or prospective purchaser of any portion of the Site, as well as their assignees.

26.2 **Tenant's Failure to Deliver**. Tenant's failure to deliver such estoppel certificate within such time shall constitute a default hereunder without the applicability of the notice and cure periods specified in Section 23.1 above and shall be conclusive upon Tenant that: (a) this Lease is in full force and effect without modification, except as may be represented by Landlord; (b) there are no uncured defaults in Landlord's or Tenant's performance (other than Tenant's failure to deliver the estoppel certificate); and (c) not more than one (1) month's rental has been paid in advance. Tenant shall indemnify, defend (with counsel reasonably approved by Landlord in writing) and hold Landlord harmless from and against any and all claims, judgments, suits, causes of action, damages, losses, liabilities and expenses (including attorneys' fees and court costs) attributable to any failure by Tenant to timely deliver any such estoppel certificate to Landlord pursuant to Section 26.1 above.

27. **Building Planning**. Intentionally omitted.

28. **Modification and Cure Rights of Landlord's Mortgagees and Lessors.**

28.1 **Modifications**. If, in connection with Landlord's obtaining or entering into any financing or ground lease for any portion of the Building or Site, the lender or ground lessor shall request modifications to this Lease, Tenant shall, within ten (10) days after request therefor, execute an amendment to this Lease including such modifications, provided such modifications are reasonable, do not increase the obligations of Tenant hereunder, or adversely affect the leasehold estate created hereby or Tenant's rights hereunder.

28.2 **Cure Rights**. In the event of any default on the part of Landlord, Tenant will give notice by registered or certified mail to any beneficiary of a deed of trust or mortgagee covering the Premises or ground lessor of Landlord whose address shall have been furnished to Tenant, and shall offer such beneficiary, mortgagee or ground lessor a reasonable opportunity to cure the default (including with respect to any such beneficiary or mortgagee, time to obtain possession of the Premises, subject to this Lease and Tenant's rights hereunder, by power of sale or a judicial foreclosure, if such should prove necessary to effect a cure).

29. **Quiet Enjoyment**. Landlord covenants and agrees with Tenant that, upon Tenant performing all of the covenants and provisions on Tenant's part to be observed and performed under this Lease (including payment of rent hereunder), Tenant shall have the right to use and occupy the Premises in accordance with and subject to the terms and conditions of this Lease as against all persons claiming by, through or under Landlord.

30. **Transfer of Landlord's Interest**. The term "Landlord" as used in this Lease, so far as covenants or obligations on the part of the Landlord are concerned, shall be limited to mean and include only the owner or owners, at the time in question, of the fee title to, or a lessee's interest in a ground lease of, the Site. In the event of any transfer or conveyance of any such title or interest (other than a transfer for security purposes only), the transferor shall be automatically relieved of all covenants and obligations on the part of Landlord contained in this Lease accruing after the date of such transfer or conveyance. Landlord and Landlord's transferees and assignees shall have the absolute right to transfer all or any portion of their respective title and interest in the Site, the Building, the Premises and/or this Lease without the consent of Tenant, and such transfer or subsequent transfer shall not be deemed a violation on Landlord's part of any of the terms and conditions of this Lease.

31. **Limitation on Landlord's Liability**. Notwithstanding anything contained in this Lease to the contrary, the obligations of Landlord under this Lease (including any actual or alleged breach or default by Landlord) do not constitute personal obligations of the individual partners, directors, officers, members or shareholders of Landlord or Landlord's members or partners, and Tenant shall not seek recourse against the individual partners, directors, officers, members or shareholders of Landlord or against Landlord's members or partners or any other persons or entities having any interest in Landlord, or any of their personal assets for satisfaction of any liability with respect to this Lease. In addition, in consideration of the benefits accruing hereunder to Tenant and notwithstanding anything contained in this Lease to the contrary, Tenant hereby covenants and agrees for itself and all of its successors and assigns that the liability of Landlord for its obligations under this Lease (including any liability as a result of any actual or alleged failure, breach or default hereunder by Landlord), shall be limited solely to, and Tenant's and its successors' and assigns' sole and exclusive remedy shall be against, Landlord's interest in the Building, and no other assets of Landlord.

32. **Miscellaneous.**

32.1 **Governing Law**. This Lease shall be governed by, and construed pursuant to, the laws of the state in which the Building is located.

32.2 **Successors and Assigns**. Subject to the provisions of Section 30 above, and except as otherwise provided in this Lease, all of the covenants, conditions and provisions of this Lease shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, personal representatives and permitted successors and assigns; provided, however, no rights shall inure to the benefit of any Transferee of Tenant unless the Transfer to such Transferee is made in compliance with the provisions of Section 14, and no options or other rights which are expressly made personal to the original Tenant hereunder or in any rider attached hereto shall be assignable to or exercisable by anyone other than the original Tenant under this Lease.

32.3 **No Merger**. The voluntary or other surrender of this Lease by Tenant or a mutual termination thereof shall not work as a merger and shall, at the option of Landlord, either (a) terminate all or any existing subleases, or (b) operate as an assignment to Landlord of Tenant's interest under any or all such subleases.

32.4 **Professional Fees**. If either Landlord or Tenant should bring suit against the other with respect to this Lease, including for unlawful detainer or any other relief against the other hereunder, then all costs and expenses incurred by the prevailing party therein (including, without limitation, its actual appraisers', accountants', attorneys' and other professional fees and court costs), shall be paid by the other party.

32.5 **Waiver**. The waiver by either party of any breach by the other party of any term, covenant or condition herein contained shall not be deemed to be a waiver of any subsequent breach of the same or any other term, covenant and condition herein contained, nor shall any custom or practice which may become established between the parties in the administration of the terms hereof be deemed a waiver of, or in any way affect, the right of any party to insist upon the performance by the other in strict accordance with said terms. No waiver of any default of either party hereunder shall be implied from any acceptance by Landlord or delivery by Tenant (as the case may be) of any rent or other payments due hereunder or any omission by the non-defaulting party to take any action on account of such default if such default persists or is repeated, and no express waiver shall affect defaults other than as specified in said waiver. The subsequent acceptance of rent hereunder by Landlord shall not be deemed to be a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease other than the failure of Tenant to pay the particular rent so accepted, regardless of Landlord's knowledge of such preceding breach at the time of acceptance of such rent.

32.6 **Terms and Headings**. The words "Landlord" and "Tenant" as used herein shall include the plural as well as the singular. Words used in any gender include other genders. The Section headings of this Lease are not a part of this Lease and shall have no effect upon the construction or interpretation of any part hereof. Any deletion of language from this Lease prior to its execution by Landlord and Tenant shall not be construed to raise any presumption, canon of construction or implication, including, without limitation, any implication that the parties intended thereby to state the converse of the deleted language.

32.7 **Time**. Time is of the essence with respect to performance of every provision of this Lease in which time or performance is a factor. All references in this Lease to **"days"** shall mean calendar days unless specifically modified herein to be "business" days.

32.8 **Prior Agreements; Amendments**. This Lease (and the Exhibits and Riders attached hereto) contain all of the covenants, provisions, agreements, conditions and understandings between Landlord and Tenant concerning the Premises and any other matter covered or mentioned in this Lease, and no prior agreement or understanding, oral or written, express or implied, pertaining to the Premises or any such other matter shall be effective for any purpose. No provision of this Lease may be amended or added to except by an agreement in writing signed by the parties hereto or their respective successors in interest. The parties acknowledge that all prior agreements, representations and negotiations are deemed superseded by the execution of this Lease to the extent they are not expressly incorporated herein.

32.9 **Separability**. The invalidity or unenforceability of any provision of this Lease (except for Tenant's obligation to pay Monthly Basic Rent and Excess Expenses, Excess Real Property Taxes and Assessments, Excess Insurance Costs, and Excess Utilities Costs) shall in no way affect, impair or invalidate any other provision hereof, and such other provisions shall remain valid and in full force and effect to the fullest extent permitted by law.

32.10 **Recording**. Neither Landlord nor Tenant shall record this Lease. In addition, neither party shall record a short form memorandum of this Lease without the prior written consent (and signature on the memorandum) of the other, and provided that prior to recordation Tenant executes and delivers to Landlord, in recordable form, a properly acknowledged quitclaim deed or other instrument extinguishing all of the Tenant's rights and interest in and to the Site, Building and Premises, and designating Landlord as the transferee, which deed or other instrument shall be held by Landlord and may be recorded by Landlord once the Lease terminates or expires (but not prior thereto). If such short form memorandum is recorded in accordance with the foregoing, the party requesting the recording shall pay for all costs of or related to such recording, including, but not limited to, recording charges and documentary transfer taxes.

32.11 **Exhibits and Riders**. All Exhibits and Riders attached to this Lease are hereby incorporated in this Lease as though set forth at length herein.

32.12 **Accord and Satisfaction**. No payment by Tenant or receipt by Landlord of a lesser amount than the rent payment herein stipulated shall be deemed to be other than on account of the rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy provided in this Lease. Tenant agrees that each of the foregoing covenants and agreements shall be applicable to any covenant or agreement either expressly contained in this Lease or imposed by any statute or at common law.

32.13 **Financial Statements**. Upon ten (10) days prior written request from Landlord (which Landlord may make at any time during the Term but no more often that two (2) times in any calendar year), Tenant shall deliver to Landlord (a) a current financial statement of Tenant and any guarantor of this Lease, and (b) financial statements of Tenant and such guarantor for the two (2) years prior to the current financial statement year. Such statements shall be prepared in accordance with generally acceptable accounting principles and certified as true in all material respects by Tenant (if Tenant is an individual) or by an authorized officer, member/manager or general partner of Tenant (if Tenant is a corporation, limited liability company or partnership, respectively).

32.14 **No Partnership**. Landlord does not, in any way or for any purpose, become a partner of Tenant in the conduct of its business, or otherwise, or joint venturer or a member of a joint enterprise with Tenant by reason of this Lease. The provisions of this Lease relating to Percentage Rent payable hereunder, if any, are included solely for the purpose of providing a method whereby rent is to be measured and ascertained.

32.15 **Force Majeure**. In the event that either party hereto shall be delayed or hindered in or prevented from the performance of any act required hereunder by reason of strikes, lock-outs, labor troubles, inability to procure materials, failure of power, governmental moratorium or other governmental action or inaction (including failure, refusal or delay in issuing permits, approvals and/or authorizations), injunction or court order, riots, insurrection, war, fire, earthquake, flood or other natural disaster or other reason of a like nature not the fault of the party delaying in performing work or doing acts required under the terms of this Lease (but excluding delays due to financial inability) (herein collectively, "**Force Majeure Delays**"), then performance of such act shall be excused for the period of the delay and the period for the performance of any such act shall be extended for a period equivalent to the period of such delay. The provisions of this Section 32.15 shall not apply to nor operate to excuse Tenant from the payment of Monthly Basic Rent, Project Operating Expenses, additional rent or any other payments strictly in accordance with the terms of this Lease.

32.16 **Counterparts**. This Lease may be executed in one or more counterparts, each of which shall constitute an original and all of which shall be one and the same agreement.

32.17 **Nondisclosure of Lease Terms**. Tenant acknowledges and agrees that the terms of this Lease are confidential and constitute proprietary information of Landlord. Disclosure of the terms could adversely affect the ability of Landlord to negotiate other leases and impair Landlord's relationship with other tenants. Accordingly, Tenant agrees that it, and its partners, officers, directors, employees, agents and attorneys, shall not intentionally and voluntarily disclose the terms and conditions of this Lease to any newspaper or other publication or any other tenant or apparent prospective tenant of the Building or other portion of the Project, or real estate agent, either directly or indirectly, without the prior written consent of Landlord, provided, however, that Tenant may disclose the terms to prospective subtenants or assignees under this Lease, banking regulators, Tenant's shareholders, and others to the extent Tenant is required by law to do so.

32.18 **Non-Discrimination**. Tenant acknowledges and agrees that there shall be no discrimination against, or segregation of, any person, group of persons, or entity on the basis of race, color, creed, religion, age, sex, marital status, national origin, or ancestry in the leasing, subleasing, transferring, assignment, occupancy, tenure, use, or enjoyment of the Premises, or any portion thereof.

33. Lease Execution.

33.1 **Tenant's Authority**. If Tenant executes this Lease as a partnership, corporation or limited liability company, then Tenant and the persons and/or entities executing this Lease on behalf of Tenant represent and warrant that: (a) Tenant is a duly organized and existing partnership, corporation or limited liability company, as the case may be, and is qualified to do business in the state in which the Building is located; (b) such persons and/or entities executing this Lease are duly authorized to execute and deliver this Lease on Tenant's behalf in accordance with the Tenant's partnership agreement (if Tenant is a partnership), or a duly adopted resolution of Tenant's board of directors and the Tenant's by-laws (if Tenant is a corporation) or with Tenant's operating agreement (if Tenant is a limited liability company); and (c) this Lease is binding upon Tenant in accordance with its terms. Concurrently with Tenant's execution and delivery of this Lease to Landlord and/or at any time during the Term within ten (10) days of Landlord's request, Tenant shall provide to Landlord a copy of any documents reasonably requested by Landlord evidencing such qualification, organization, existence and authorization.

33.2 **Joint and Several Liability**. If more than one person or entity executes this Lease as Tenant: (a) each of them is and shall be jointly and severally liable for the covenants, conditions, provisions and agreements of this Lease to be kept, observed and performed by Tenant; and (b) the act or signature of, or notice from or to, any one or more of them with respect to this Lease shall be binding upon each and all of the persons and entities executing this Lease as Tenant with the same force and effect as if each and all of them had so acted or signed, or given or received such notice.

33.3 **Guaranty**. Intentionally omitted.

33.4 **No Option**. The submission of this Lease for examination or execution by Tenant does not constitute a reservation of or option for the Premises and this Lease shall not become effective as a Lease until it has been executed by Landlord and delivered to Tenant.

34. **Waiver of Jury Trial**. EACH PARTY HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION SEEKING SPECIFIC PERFORMANCE OF ANY PROVISION OF THIS LEASE, FOR DAMAGES FOR ANY BREACH UNDER THIS LEASE, OR OTHERWISE FOR ENFORCEMENT OF ANY RIGHT OR REMEDY HEREUNDER.

35. **ATM**. Subject to the terms and conditions of the Work Letter Agreement, Tenant shall have the right at its sole cost and expense to install as part of the Tenant Improvements, and operate, maintain, repair and remove, one automated teller machine/night-drop box ("ATM") in an exterior wall of the Premises or an exterior window of the Premises or in a ground floor lobby window adjacent to Tenant's bank branch. The exact location of the ATM shall be mutually determined by Landlord and Tenant. Tenant, at its own cost and expense, shall be solely responsible for providing security for the ATM, and agrees that Landlord shall have no liability or obligation to Tenant with respect thereto. Upon the expiration or earlier termination of this Lease, Tenant shall remove the ATM from Building and shall repair any and all damage caused by such removal and restore the Building to the condition which existed prior to the installation of the ATM by Tenant.

36. **Condition Precedent**. As an express condition precedent to the effectiveness of this Lease and the obligations of the Tenant hereunder, no later than 5:00 p.m. on October 31, 2002, Tenant shall have obtained and shall have notified Landlord that it has obtained, all regulatory approvals from the State of California Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC") to establish a retail bank branch at the Premises (the "Regulatory Approvals"). Notwithstanding the foregoing, Tenant shall have the right to waive this contingency in writing no later than 5:00 p.m. on October 31, 2002. Tenant shall use commercially reasonable best efforts to obtain the Regulatory Approvals by October 31, 2002. If Tenant fails to deliver written notice to Landlord by 5:00 p.m. on October 31, 2002 that this contingency has been satisfied (or waived, as the case may be), this Lease shall expire and terminate as of the date of execution hereof, all prepaid rent and security deposits shall be returned by Landlord to Tenant, and all parties shall be discharged from further obligations or liability under the Lease.

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, the parties have executed this Lease as of the day and year first above written.

TENANT:

SOUTHWEST COMMUNITY BANK,
a California banking corporation

*By: ______________________
Print Name: Frank J. Mercardante
Print Title: President/CEO

*By: ______________________
Print Name: Paul M. Weil
Print Title: Corporate Secretary

LANDLORD:

SPECTRUM WAPLES STREET, LLC,
a California limited liability company

By: ______________________
Print Name: Phil A. Belling
Print Title: Authorized Signatory

SPECTRUM LAMBERT PLAZA, LLC,
a California limited liability company

By: ______________________
Print Name: Phil A. Belling
Print Title: Authorized Signatory

***NOTE:**
If Tenant is a California corporation, then one of the following alternative requirements must be satisfied:
(A) This Lease must be signed by two (2) officers of such corporation: one being the chairman of the board, the president or a vice president, and the other being the secretary, an assistant secretary, the chief financial officer or an assistant treasurer. If one (1) individual is signing in two (2) of the foregoing capacities, that individual must sign twice; once as one officer and again as the other officer.
(B) If there is only one (1) individual signing in two (2) capacities, or if the two (2) signatories do not satisfy the requirements of (A) above, then Tenant shall deliver to Landlord a certified copy of a corporate resolution in a form reasonably acceptable to Landlord authorizing the signatory(ies) to execute this Lease.
If Tenant is a corporation incorporated in a state other than California, then Tenant shall deliver to Landlord a certified copy of a corporate resolution in a form reasonably acceptable to Landlord authorizing the signatory(ies) to execute this Lease.

EXHIBIT "A"

SITE PLAN


ROBERT S. KRAFT
METROPLEX II
SITE PLAN
A1.1

EXHIBIT B

FLOOR PLAN

METROPLEX
2401 E. KATELLA AVE.
ANAHEIM, CALIFORNIA



SUITE 100

FLOOR 1
SUITE 100
5,758 RSF

LBA



ROBERT BORDERS & ASSOCIATES
ARCHITECTURE · COMMERCIAL INTERIORS
5030 CAMPUS DRIVE · NEWPORT BEACH, CA 92660

638175.06/OC
L5451-022/10-9-02/lam/lam

ORIGINAL

EXHIBIT C

WORK LETTER AGREEMENT
(TENANT BUILD W/ALLOWANCE)

This WORK LETTER AGREEMENT ("Work Letter Agreement") is entered into as of the 15th day of October, 2002 by and between SPECTRUM WAPLES STREET, LLC,, a California limited liability company, and SPECTRUM LAMBERT PLAZA, LLC, a California limited liability company, as tenants-in-common (collectively, "Landlord"), and SOUTHWEST COMMUNITY BANK, a California banking corporation ("Tenant").

R E C I T A L S:

A. Concurrently with the execution of this Work Letter Agreement, Landlord and Tenant have entered into a lease (the "Lease") covering certain premises (the "Premises") more particularly described in Exhibit "A" attached to the Lease. All terms not defined herein have the same meaning as set forth in the Lease. To the extent applicable, the provisions of the Lease are incorporated herein by this reference.

B. In order to induce Tenant to enter into the Lease and in consideration of the mutual covenants hereinafter contained, Landlord and Tenant agree as follows:

1. **TENANT IMPROVEMENTS**. As used in the Lease and this Work Letter Agreement, the term "Tenant Improvements" or "Tenant Improvement Work" or "Tenant's Work" means those items of general tenant improvement construction shown on the Final Plans (described in Section 4 below), more particularly described in Section 5 below. Tenant shall complete the Tenant Improvements on or before May 1, 2003.

2. **WORK SCHEDULE**. Prior to commencing construction, Tenant will deliver to Landlord, for Landlord's review and approval, a schedule ("Work Schedule") which will set forth the timetable for the planning and completion of the installation of the Tenant Improvements.

3. **CONSTRUCTION REPRESENTATIVES**. Landlord hereby appoints the following person(s) as Landlord's representative ("Landlord's Representative") to act for Landlord in all matters covered by this Work Letter Agreement: Donna Clark of Layton-Belling & Associates.

Tenant hereby appoints the following person(s) as Tenant's representative ("Tenant's Representative") to act for Tenant in all matters covered by this Work Letter Agreement: Steven D. Alquist, Senior Vice President.

All communications with respect to the matters covered by this Work Letter Agreement are to be made to Landlord's Representative or Tenant's Representative, as the case may be, in writing in compliance with the notice provisions of the Lease. Either party may change its representative under this Work Letter Agreement at any time by written notice to the other party in compliance with the notice provisions of the Lease.

4. **TENANT IMPROVEMENT PLANS**

(a) **Space Plans**. Landlord and Tenant have approved the space plans prepared by Wilson/Duty Associates, Inc. dated January 8, 2003 which are attached hereto as Schedule 1 (the "Space Plans").

(b) **Preparation of Final Plans**. Based on the approved Space Plans, and in accordance with the Work Schedule, Tenant's architect will prepare complete architectural plans, drawings and specifications and complete engineered mechanical, structural and electrical working drawings for all of the Tenant Improvements for the Premises (collectively, the "Final Plans"). The Final Plans will show (a) the subdivision (including partitions and walls), layout, lighting, finish and decoration work (including carpeting and other floor coverings) for the Premises; (b) all internal and external communications and utility facilities which will require conduiting or other improvements from the base Building shell work and/or within common areas; and (c) all other specifications for the Tenant Improvements. The Final Plans will be submitted to Landlord for signature to confirm that they are consistent with the Space Plans. If Landlord reasonably disapproves any aspect of the Final Plans based on any inconsistency with the Space Plans, Landlord agrees to advise Tenant in writing of such disapproval and the reasons therefor within the time frame set forth in the Work Schedule. In accordance with the Work Schedule, Tenant will then cause Tenant's architect to redesign the Final Plans incorporating the revisions reasonably requested by Landlord so as to make the Final Plans consistent with the Space Plans.

(c) **Requirements of Tenant's Final Plans**. Tenant's Final Plans will include locations and complete dimensions, and the Tenant Improvements, as shown on the Final Plans, will: (i) be compatible with the Building shell and with the design, construction and equipment of the Building; (ii) if not comprised of the Building standards set forth in the written description thereof (the "Standards"), then compatible with and of at least equal quality as the Standards and approved by Landlord; (iii) comply with comprised of the Building standards set forth in the written description thereof (the "Standards"), then compatible with and of at least equal quality as the Standards and approved by Landlord; (iii) comply with all applicable laws, ordinances, rules and regulations of all governmental authorities having jurisdiction, and all applicable insurance regulations; (iv) not require Building service beyond the level normally provided to other tenants in the Building and will not overload the Building floors; and (v) be of a nature and quality consistent with the overall objectives of Landlord for the Building, as determined by Landlord in its reasonable but subjective discretion.

(d) **Submittal of Final Plans**. Once approved by Landlord and Tenant, Tenant's architect will submit the Final Plans to the appropriate governmental agencies for plan checking and the issuance of a building permit. Tenant's architect, with Landlord's cooperation, will make any changes to the Final Plans which are requested by the applicable governmental authorities to obtain the building permit. After approval of the Final Plans no further changes may be made without the prior written approval of both Landlord and Tenant, and then only after agreement by Tenant to pay any excess costs resulting from the design and/or construction of such changes.

(e) **Changes to Shell of Building**. If the Final Plans or any amendment thereof or supplement thereto shall require changes in the Building shell, the increased cost of the Building shell work caused by such changes will be paid for by Tenant or charged against the "Allowance" described in Section 5 below.

(f) **Work Cost Estimate and Statement**. Prior to the commencement of construction of any of the Tenant Improvements shown on the Final Plans, Tenant will submit to Landlord a written estimate of the cost to complete the Tenant Improvement Work, which written estimate will be based on the Final Plans taking into account any modifications which may be required to reflect changes in the Final Plans required by the City or County in which the Premises are located (the "Work Cost Estimate"). Landlord will either approve the Work Cost Estimate or disapprove specific items and submit to Tenant revisions to the Final Plans to reflect deletions of and/or substitutions for such disapproved items. Submission and approval of the Work Cost Estimate will proceed in accordance with the Work Schedule. Upon Landlord's approval of the Work Cost Estimate (such approved Work Cost Estimate to be hereinafter known as the "Work Cost Statement"), Tenant will have the right to purchase materials and to commence the construction of the items included in the Work Cost Statement pursuant to Section 6 hereof. If the total costs reflected in the Work Cost Statement exceed the Allowance described in Section 5 below, Tenant agrees to pay such excess.

5. **PAYMENT FOR THE TENANT IMPROVEMENTS**

(a) **Allowance**. Landlord hereby grants to Tenant a tenant improvement allowance of Twenty Dollars ($20.00) per usable square foot of the Premises, i.e., One Hundred Thousand One Hundred Forty and No/100 Dollars ($100,140) (the "Allowance"). The Allowance is to be used only for:

(i) Payment of the cost of preparing the Space Plans and the Final Plans, including mechanical, electrical, plumbing and structural drawings and of all other aspects necessary to complete the Final Plans. The Allowance will not be used for the payment of extraordinary design work not consistent with the scope of the Standards (i.e., above-standard design work) or for payments to any other consultants, designers or architects other than Landlord's architect and/or Tenant's architect.

(ii) The payment of plan check, permit and license fees relating to construction of the Tenant Improvements.

(iii) Construction and installation of the Tenant Improvements and Tenant's Eyebrow Sign, directory board sign and ATM, including, without limitation, the following:

(aa) Installation within the Premises of all partitioning, doors, floor coverings, ceilings, wall coverings and painting, millwork and similar items;

(bb) All electrical wiring, lighting fixtures, outlets and switches, and other electrical work necessary for the Premises;

(cc) The furnishing and installation of all duct work, terminal boxes, diffusers and accessories necessary for the heating, ventilation and air conditioning systems within the Premises, including the cost of meter and key control for after-hour air conditioning;

(dd) Any additional improvements to the Premises required for Tenant's use of the Premises including, but not limited to, odor control, special heating, ventilation and air conditioning, noise or vibration control or other special systems or improvements;

(ee) All fire and life safety control systems such as fire walls, sprinklers, halon, fire alarms, including piping, wiring and accessories, necessary for the Premises;

(ff) All plumbing, fixtures, pipes and accessories necessary for the Premises;

(gg) Design, fabrication and installation of Tenant's Eyebrow Sign and ATM;

(hh) Testing and inspection costs; and

(ii) Fees and costs attributable to general conditions associated with the construction of the Tenant Improvements.

(b) **Excess Costs**. The cost of each item referenced in Section 5(a) above shall be charged against the Allowance. If the work cost exceeds the Allowance, Tenant shall be solely responsible for payment of all excess costs. In no event will the Allowance be used to pay for Tenant's furniture, artifacts, equipment, telephone systems or any other item of personal property which is not affixed to the Premises. Notwithstanding the foregoing, Tenant shall have the right to amortize up to $5.00 per usable square foot of any excess costs above the Allowance, i.e., up to Twenty Five Thousand Thirty-Five and No/100ths Dollars ($25,035.00) (the "Amortized Costs"), over the Term with interest at ten percent (10%) per annum; provided, however, such election shall be made by Tenant no later than March 31, 2003, it being agreed that Tenant's right to amortize such excess costs shall be null and void as of the close of business on March 31, 2003. The Amortized Costs shall be due and payable as additional rent in equal monthly installments concurrently with Tenant's payments of Monthly Basic Rent under the Lease. Within thirty (30) days following substantial completion of the Tenant Improvements, Landlord and Tenant shall enter into an amendment to the Lease confirming the actual amount of the Amortized Costs. All excess costs which Tenant does not elect to amortize pursuant to the preceding sentences and/or any excess costs above the amount of the Amortized Costs, shall be borne solely by Tenant.

(c) **Changes**. Any changes to the Final Plans will be approved by Landlord and Tenant in the manner set forth in Section 4 above. Tenant shall be solely responsible for any additional costs associated with such changes. Landlord will have the right to decline Tenant's request for a change to the Final Plans if such changes are inconsistent with the provisions of Section 4 above.

(d) **Governmental Cost Increases**. If increases in the cost of the Tenant Improvements as set forth in the Work Cost Statement are due to requirements of any governmental agency, Tenant shall be solely responsible for such additional costs; provided, however, that Landlord will first apply toward any such increase any remaining balance of the Allowance.

(e) **Unused Allowance Amounts**. Any unused portion of the Allowance upon completion of the Tenant Improvements will not be refunded to Tenant or be available to Tenant as a credit against any obligations of Tenant under the Lease.

(f) **Disbursement of the Allowance**. Provided Tenant is not in default following the giving of notice and passage of any applicable cure period under the Lease or this Work Letter Agreement, Landlord shall disburse the Allowance to Tenant to reimburse Tenant for the actual construction costs which Tenant incurs in connection with the construction of the Tenant Improvements in accordance with the following:

(i) Twenty-five percent (25%) of the Allowance shall be disbursed to Tenant when Landlord shall have received "Evidence of Completion and Payment" as to fifty percent (50%) of Tenant's Work having been completed and paid for by Tenant as described hereinbelow;

(ii) Fifty percent (50%) of the Allowance shall be disbursed to Tenant when Landlord shall have received "Evidence of Completion and Payment" as to seventy-five percent (75%) of Tenant's Work having been completed and paid for by Tenant as described hereinbelow;

(iii) Fifteen percent (15%) of the Allowance shall be disbursed to Tenant when Landlord shall have received "Evidence of Completion and Payment" as to ninety percent (90%) of Tenant's Work having been completed and paid for by Tenant as described hereinbelow;

(iv) The final ten percent (10%) of the Allowance shall be disbursed to Tenant when Landlord shall have received "Evidence of Completion and Payment" as to one hundred percent (100%) of Tenant's Work having been completed and paid for by Tenant as described hereinbelow and satisfaction of the items described in subparagraph (vi) below;

(v) As to each phase of completion of Tenant's Work described in subparagraphs (i) through (iv) above, the appropriate portion of the Allowance shall be disbursed to Tenant only when Landlord has received the following "Evidence of Completion and Payment":

(A) Tenant has delivered to Landlord a draw request ("Draw Request") in a form satisfactory to Landlord and Landlord's lender with respect to the Improvements specifying that the requisite portion of Tenant's Work has been completed, together with invoices, receipts and bills evidencing the costs and expenses set forth in such Draw Request and evidence of payment by Tenant for all costs which are payable in connection with such Tenant's Work covered by the Draw Request. The Draw Request shall constitute a representation by Tenant that the Tenant's Work identified therein has been completed in a good and workmanlike manner and in accordance with the Final Plans and the Work Schedule and has been paid for;

(B) The architect for the Tenant Improvements has certified to Landlord that the Tenant Improvements have been completed to the level indicated in the Draw Request in accordance with the Final Plans;

(C) Tenant has delivered to Landlord such other evidence of Tenant's payment of the general contractor and subcontractors for the portions of Tenant's Work covered by the Draw Request and the absence of any liens generated by such portions of the Tenant's Work as may be required by Landlord (i.e., either unconditional lien releases in accordance with California Civil Code Section 3262 or release bond(s) in accordance with California Civil Code Sections 3143 and 3171);

(D) Landlord or Landlord's architect or construction representative has inspected the Tenant Improvements and determined that the portion of Tenant's Work covered by the Draw Request has been completed in a good and workmanlike manner;

(iv) The final disbursement of the balance of the Allowance shall be disbursed to Tenant only when Landlord has received Evidence of Completion and Payment as to all of Tenant's Work as provided hereinabove and the following conditions have been satisfied:

(A) Thirty-five (35) days shall have elapsed following the filing of a valid notice of completion by Tenant for the Tenant Improvements;

(B) A certificate of occupancy for the Tenant Improvements and the Premises has been issued by the appropriate governmental body;

(C) Tenant has delivered to Landlord: (i) properly executed mechanics lien releases from all of Tenant's contractors, agents and suppliers in compliance with both California Civil Code Section 3262(d)(2) and either Section 3262(d)(3) or Section 3262(d)(4), which lien releases shall be conditional with respect to the then-requested payment amounts and unconditional with respect to payment amounts previously disbursed by Landlord; (ii) an application and certificate for payment (AIA form G702-1992 or equivalent) signed by Tenant's architect/space planner; (iii) original stamped building permit plans; (iv) copy of the building permit; (v) original stamped building permit inspection card with all final sign-offs; (vi) a reproducible copy (in a form approved by Landlord) of the "as-built" drawings of the Tenant Improvements; (vii) air balance reports; (viii) excess energy use calculations; (ix) one year warranty letters from Tenant's contractors; (x) manufacturer's warranties and operating instructions; (xi) final punchlist completed and signed off by Tenant's architect/space planner; and (xii) an acceptance of the Premises signed by Tenant;

(D) Landlord has determined that no work exists which adversely affects the mechanical, electrical, plumbing, heating, ventilating and air conditioning, life-safety or other systems of the Building, the curtain wall of the Building, the structure or exterior appearance of the Building, or any other tenant's use of such other tenant's leased premises in the Building;

(E) The satisfaction of any other requirements or conditions which may be required or imposed by Landlord's lender with respect to the construction of the Tenant Improvements; and

(F) Tenant has delivered to Landlord evidence satisfactory to Landlord that all construction costs in excess of the Allowance have been paid for by Tenant.

Notwithstanding anything to the contrary contained hereinabove, all disbursements of the Allowance shall be subject to the prior deduction of the portion of the Construction Administration Fee allocable to the Tenant Improvements described in the applicable Draw Request.

(g) **Books and Records**. At its option, Landlord, at any time within three (3) years after final disbursement of the Allowance to Tenant, and upon at least ten (10) days prior written notice to Tenant, may cause an audit to be made of Tenant's books and records relating to Tenant's expenditures in connection with the construction of the Tenant Improvements. Tenant shall maintain complete and accurate books and records in accordance with generally accepted accounting principles of these expenditures for at least three (3) years. Tenant shall make available to Landlord's auditor at the Premises within ten (10) business days following Landlord's notice requiring the audit, all books and records maintained by Tenant pertaining to the construction and completion of the Tenant Improvements. In addition to all other remedies which Landlord may have pursuant to the Lease, Landlord may recover from Tenant the reasonable cost of its audit if the audit discloses that Tenant falsely reported to Landlord expenditures which were not in fact made or falsely reported a material amount of any expenditure or the aggregate expenditures.

6. **CONSTRUCTION OF TENANT IMPROVEMENTS**. Provided Tenant has obtained all building permits required for the construction of the Tenant Improvements, following Landlord's approval of the Final Plans and the Work Cost Statement described in Section 4(f) above, Tenant's contractor (selected as provided in Paragraph 9(n)) will commence and diligently proceed with the construction of the Tenant Improvements. Tenant shall use diligent efforts to cause its contractor to complete the Tenant Improvements in a good and workmanlike manner in accordance with the Final Plans and the Work Schedule. Tenant agrees to use diligent efforts to cause construction of the Tenant Improvements to commence promptly following the issuance of a building permit for the Tenant Improvements. Landlord shall have the right to enter upon the Premises to inspect Tenant's construction activities following reasonable advance notice Tenant.

7. **FREIGHT/CONSTRUCTION ELEVATOR**. Landlord will, consistent with its obligation to other tenants in the Building, if appropriate and necessary, make the freight/construction elevator reasonably available to Tenant in connection with the construction of the Tenant Improvements. Tenant agrees to pay for any after-hours staffing of the freight/construction elevator, if needed.

8. **DELIVERY OF POSSESSION; SUBSTANTIAL COMPLETION**

(a) **Delivery of Possession**. Landlord shall deliver possession of the Premises to Tenant as set forth in Section 2.2 of the Lease.

(b) **Substantial Completion; Punch-List**. The Tenant Improvements will be deemed to be "substantially completed" when Tenant's contractor certifies in writing to Landlord and Tenant that Tenant has substantially performed all of the Tenant Improvement Work required to be performed by Tenant under this Work Letter Agreement, other than decoration and minor "punch-list" type items and adjustments which do not materially interfere with Tenant's use of the Premises; and Tenant has obtained a temporary certificate of occupancy or other required equivalent approval from the local governmental authority permitting occupancy of the Premises. Within ten (10) days after receipt of such certificates, Tenant and Landlord will conduct a walk-through inspection of the Premises and Landlord shall provide to Tenant a written punch-list specifying those decoration and other punch-list items which require completion, which items Tenant will thereafter diligently complete.

9. **MISCELLANEOUS CONSTRUCTION COVENANTS**

(a) **No Liens**. Tenant shall not allow the Tenant Improvements or the Building or any portion thereof to be subjected to any mechanic's, materialmen's or other liens or encumbrances arising out of the construction of the Tenant Improvements.

(b) **Diligent Construction**. Tenant will promptly, diligently and continuously pursue construction of the Tenant Improvements to successful completion in full compliance with the Final Plans, the Work Schedule and this Work Letter Agreement. Landlord and Tenant shall cooperate with one another during the performance of Tenant's Work to effectuate such work in a timely and compatible manner.

(c) **Compliance with Laws**. Tenant will construct the Tenant Improvements in a safe and lawful manner. Tenant shall, at its sole cost and expense, comply with all applicable laws and all regulations and requirements of, and all licenses and permits issued by, all municipal or other governmental bodies with jurisdiction which pertain to the installation of the Tenant Improvements. Copies of all filed documents and all permits and licenses shall be provided to Landlord. Any portion of the Tenant Improvements which is not acceptable to any applicable governmental body, agency or department, or not reasonably satisfactory to Landlord, shall be promptly repaired or replaced by Tenant at Tenant's expense. Notwithstanding any failure by Landlord to object to any such Tenant Improvements, Landlord shall have no responsibility therefor.

(d) **Indemnification**. Subject to the terms of the Lease regarding insurance and waiver of subrogation by the parties, Tenant hereby indemnifies and agrees to defend and hold Landlord, the Premises and the Building harmless from and against any and all suits, claims, actions, losses, costs or expenses of any nature whatsoever, together with reasonable attorneys' fees for counsel of Landlord's choice, arising out of or in connection with the Tenant Improvements or the performance of Tenant's Work (including, but not limited to, claims for breach of warranty, worker's compensation, personal injury or property damage, and any materialmen's and mechanic's liens).

(e) **Insurance**. Construction of the Tenant Improvements shall not proceed without Tenant first acquiring workers' compensation and commercial general liability insurance and property damage insurance as well as "All Risks" builders' risk insurance, with minimum coverage of $2,000,000 or such other amount as may be approved by Landlord in writing and issued by an insurance company reasonably satisfactory to Landlord. In addition to the foregoing, at Landlord's request, Tenant shall furnish to Landlord a completion and lien indemnity bond or other surety satisfactory to Landlord with respect to the performance of the Tenant Improvements. Not less than thirty (30) days before commencing the construction of the Tenant Improvements, certificates of such insurance shall be furnished to Landlord or, if requested, the original policies thereof shall be submitted for Landlord's approval. All such policies shall provide that thirty (30) days prior notice must be given to Landlord before modification, termination or cancellation. All insurance policies maintained by Tenant pursuant to this Work Letter Agreement shall name Landlord and any lender with an interest in the Premises as additional insureds and comply with all of the applicable terms and provisions of the Lease relating to insurance. Tenant's contractor shall be required to maintain the same insurance policies as Tenant, and such policies shall name Tenant, Landlord and any lender with an interest in the Premises as additional insureds.

(f) **Construction Defects**. Landlord shall have no responsibility for the Tenant Improvements and Tenant will remedy, at Tenant's own expense, and be responsible for any and all defects in the Tenant Improvements that may appear during or after the completion thereof whether the same shall affect the Tenant Improvements in particular or any parts of the Premises in general. Tenant shall indemnify, hold harmless and reimburse Landlord for any costs or expenses incurred by Landlord by reason of any defect in any portion of the Tenant Improvements constructed by Tenant or Tenant's contractor or subcontractors, or by reason of inadequate cleanup following completion of the Tenant Improvements.

(g) **Additional Services**. If the construction of the Tenant Improvements shall require that additional services or facilities (including, but not limited to, hoisting, cleanup or other cleaning services, trash removal, field supervision, or ordering of materials) be provided by Landlord, then Tenant shall pay Landlord for such items at Landlord's cost or at a reasonable charge if the item involves time of Landlord's personnel only. Electrical power and heating, ventilation and air conditioning shall be available to Tenant during normal business hours for construction purposes at no charge to Tenant.

(h) **Coordination of Labor**. All of Tenant's contractors, subcontractors, employees, servants and agents must work in harmony with and shall not interfere with any labor employed by Landlord, or Landlord's contractors or by any other tenant or its contractors with respect to the any portion of the Project. Nothing in this Work Letter shall, however, require Tenant to use union labor.

(i) **Work in Adjacent Areas**. Any work to be performed in areas adjacent to the Premises shall be performed only after obtaining Landlord's express written permission, which shall not be unreasonably withheld, conditioned or delayed, and shall be done only if an agent or employee of Landlord is present; Tenant will reimburse Landlord for the expense of any such employee or agent.

(j) **HVAC Systems**. Tenant agrees to be entirely responsible for the maintenance or the balancing of any heating, ventilating or air conditioning system installed by Tenant and/or maintenance of the electrical or plumbing work installed by Tenant and/or for maintenance of lighting fixtures, partitions, doors, hardware or any other installations made by Tenant.

(k) **Coordination with Lease**. Nothing herein contained shall be construed as (i) constituting Tenant as Landlord's agent for any purpose whatsoever, or (ii) a waiver by Landlord or Tenant of any of the terms or provisions of the Lease. Any default by Tenant following the giving of notice and the passage of any applicable cure period with respect to any portion of this Work Letter Agreement shall be deemed a breach of the Lease for which Landlord shall have all the rights and remedies as in the case of a breach of said Lease.

(l) **Approval of Plans**. Landlord will not check Tenant drawings for building code compliance. Approval of the Final Plans by Landlord is not a representation that the drawings are in compliance with the requirements of governing authorities, and it shall be Tenant's responsibility to meet and comply with all federal, state, and local code requirements. Approval of the Final Plans does not constitute assumption of responsibility by Landlord or its architect for their accuracy, sufficiency or efficiency, and Tenant shall be solely responsible for such matters.

(m) **Tenant's Deliveries**. Tenant shall deliver to Landlord, at least five (5) days prior to the commencement of construction of Tenant's Work, the following information:

(i) The names, addresses, telephone numbers, and primary contacts for the general, mechanical and electrical contractors Tenant intends to engage in the performance of Tenant's Work; and

(ii) The date on which Tenant's Work will commence, together with the estimated dates of completion of Tenant's construction and fixturing work.

(n) **Qualification of Contractors**. Once the Final Plans have been proposed and approved, Tenant shall select and retain a contractor and subcontractors from a list of contractors and subcontractors approved by Landlord for the construction of the Tenant Improvement Work in accordance with the Final Plans. All contractors engaged by Tenant shall be bondable, licensed contractors, possessing good labor relations, capable of performing quality workmanship and working in harmony with Landlord' s general contractor and other contractors on the job, if any, all as determined by Landlord. All work shall be coordinated with general construction work on the Site, if any.

(o) **Warranties**. Tenant shall cause its contractor to provide warranties for not less than one (1) year (or such shorter time as may be customary and available without additional expense to Tenant) against defects in workmanship, materials and equipment, which warranties shall run to the benefit of Landlord or shall be assignable to Landlord to the extent that Landlord is obligated to maintain any of the improvements covered by such warranties.

(p) **Landlord's Performance of Work**. Within ten (10) working days after receipt of Landlord's notice of Tenant's failure to perform its obligations under this Work Letter Agreement, if Tenant shall fail to commence to cure such failure, Landlord shall have the right, but not the obligation, to perform, on behalf of and for the account of Tenant, subject to reimbursement of the cost thereof by Tenant, any and all of Tenant's Work which Landlord determines, in its reasonable discretion, should be performed immediately and on an emergency basis for the best interest of the Premises including, without limitation, work which pertains to structural components, mechanical, sprinkler and general utility systems, roofing and removal of unduly accumulated construction material and debris; provided, however, Landlord shall use reasonable efforts to give Tenant at least ten (10) days prior notice to the performance of any of Tenant's Work.

(q) **As-Built Drawings**. Tenant shall cause "As-Built Drawings" (excluding furniture, fixtures and equipment) to be delivered to Landlord and/or Landlord's representative no later than sixty (60) days after the completion of Tenant's Work. In the event these drawings are not received by such date, Landlord may, at its election, cause said drawings to be obtained and Tenant shall pay to Landlord, as additional rent, the cost of producing these drawings.

IN WITNESS WHEREOF, the undersigned Landlord and Tenant have caused this Work Letter Agreement to be duly executed by their duly authorized representatives as of the date of the Lease.

LANDLORD

SPECTRUM WAPLES STREET, LLC,
a California limited liability company

By: ______________________
Print Name: Phil A. Belling
Print Title: Authorized Signatory

SPECTRUM LAMBERT PLAZA, LLC,
a California limited liability company

By: ______________________
Print Name: Phil A. Belling
Print Title: Authorized Signatory

TENANT

SOUTHWEST COMMUNITY BANK,
a California banking corporation

By: ______________________
Print Name: Frank J. Mercardante
Print Title: President/CEO

By: ______________________
Print Name: Paul M. Weil
Print Title: Corporate Secretary

EXHIBIT "D"
NOTICE OF LEASE TERM DATES

To:
Date:

Re: Office Lease dated ___________
Between ______________________________ ("**Landlord**"),
and ______________________________("**Tenant**"),
Concerning ______________________________("**Premises**").

Gentlemen:

In accordance with the above-referenced Lease, we wish to advise and/or confirm as follows:

Tenant has accepted the Premises, as being substantially complete in accordance with the Lease, and that there is no deficiency in construction.

That Tenant has accepted and is in possession of the Premises and acknowledges the following:

- Term of the Lease:
- Commencement Date:
- Expiration Date:
- Rentable Square Feet:
- Tenant's Percentage:

That in accordance with the Lease, rental payments commenced on __________________ and rent is payable in accordance with the following schedule:

Months	Monthly Basic Rent	Monthly Basic Rent Per Square Foot

If the Commencement Date of the Lease is other than the first day of the month, the first billing will contain a pro rata adjustment and the term of this Lease and rental adjustments will be measured from the first day of the month following the month in which the Commencement Date occurs. Each billing thereafter shall be for the full amount of the monthly installment as provided for in the Lease.

Rent is due and payable in advance on the first day of each and every month during the Term of the Lease.

Your rent checks should be made payable to: ______________________________
____
____

AGREED AND ACCEPTED:

TENANT:

____

By: ______________________________
Print Name: ______________________________
Print Title: ______________________________

LANDLORD:

____

By: ______________________________
Phil Belling
Authorized Signator

EXHIBIT "E"

RULES AND REGULATIONS

1. No sign, advertisement, name or notice shall be installed or displayed on any part of the outside or inside of the Building without the prior written consent of Landlord. Landlord shall have the right to remove, at Tenant's expense and without notice, any sign installed or displayed in violation of this rule. All approved signs or lettering on doors and walls shall be printed, painted, affixed or inscribed at the expense of Tenant by a person approved by Landlord, using materials and in a style and format approved by Landlord.

2. Tenant shall not place anything or allow anything to be placed near the glass of any window, door, partition or wall which may appear unsightly from outside the Premises. No awnings or other projection shall be attached to the outside walls of the Building without the prior written consent of Landlord. No curtains, blinds, shades or screens shall be attached to or hung in, or used in connection with, any window or door of the Premises, other than Building standard materials, without the prior written consent of Landlord.

3. Tenant shall not obstruct any sidewalks, halls, passages, exits, entrances, elevators, escalators or stairways of the Building. The halls, passages, exits, entrances, elevators, escalators and stairways are not for the general public, and Landlord shall in all cases retain the right to control and prevent access thereto of all persons whose presence in the judgment of Landlord would be prejudicial to the safety, character, reputation and interests of the Building and its tenants; provided, that nothing herein contained shall be construed to prevent such access to persons with whom any tenant normally deals in the ordinary course of its business, unless such persons are engaged in illegal activities. Tenant and no employee, invitee, agent, licensee or contractor of Tenant shall go upon or be entitled to use any portion of the roof of the Building.

4. The directory of the Building will be provided exclusively for the display of the name and location of tenants only, and Landlord reserves the right to exclude any other names therefrom. Tenant shall be entitled to one line on the Building lobby directory to identify Tenant.

5. All cleaning and janitorial services for the Building and the Premises shall be provided exclusively through Landlord or Landlord's janitorial contractors in accordance with the provisions of Section 18.1(d) of the Lease. No person or persons other than those approved by Landlord shall be employed by Tenant or permitted to enter the Building for the purpose of cleaning the same. Tenant shall not cause any unnecessary labor by carelessness or indifference to the good order and cleanliness of the Premises. Landlord shall not in any way be responsible to Tenant for loss of property on the Premises, however occurring, or for any damage to Tenant's property by the janitors or any other employee or any other person.

6. Tenant shall have the right, at Tenant's sole cost and expense, to re-key each door lock in the Premises and make any number of duplicate keys for the Premises provided at the time such locks are re-keyed, Tenant immediately delivers to Landlord two (2) sets of duplicate keys for the Premises. Tenant shall not alter any lock or install a new additional lock without immediately furnishing duplicate keys therefor to Landlord. Furthermore, Tenant shall not place on any door or window of the Premises, any bolt (or other locking device) that cannot be opened by a key from outside the Premises. Tenant, upon termination of its tenancy, shall deliver to Landlord the keys of all doors which have been procured by Tenant, and shall pay Landlord the cost of rekeying each door lock in the Premises. If Tenant fails to provide Landlord with duplicate keys as required hereunder and as a result thereof Landlord is unable to make emergency repairs to the Premises or to otherwise access the Premises as may be necessary to protect the health, safety and well-being of the Building tenants and their property, including Tenant, in addition to any other indemnity obligation of Tenant under this Lease, Tenant shall indemnify and hold Landlord harmless from and against any and all Indemnified Claims arising from Tenant's failure to timely deliver duplicate keys to Landlord, and this indemnity shall survive the expiration or sooner termination of this Lease. Landlord's use of duplicate keys shall be in accordance with the provisions of Section 15 of the Lease.

7. Electric wires, telephones, telegraphs, burglar alarms or other similar apparatus shall not be installed in the Premises except with the approval and under the direction of Landlord. The location of telephones, call boxes and any other equipment affixed to the Premises shall be subject to the approval of Landlord. Any installation of telephones, telegraphs, electric wires or other electric apparatus made without permission shall be removed by Tenant at Tenant's own expense. No machines other than standard office machines, such as typewriters and calculators, photo copiers, personal computers and word processors, and vending machines permitted by the Lease, shall be used in the Premises without the approval of Landlord.

8. No furniture, freight, or equipment of any kind shall be brought into the Building without prior notice to Landlord and all moving of the same into or out of the Building shall be done at such time and in such manner as Landlord shall designate. No furniture, equipment or merchandise shall be received in the Building or carried up or down in the elevator, except between such hours as shall be designated by Landlord. Deliveries during normal office hours shall be limited to normal office supplies and other small

items. No deliveries shall be made which impede or interfere with other tenants or the operation of the Building.

9. Tenant shall not place a load upon any floor of the Premises which exceeds the load per square foot which such floor was designed to carry and which is allowed by law. Landlord shall have the right to prescribe the weight, size and position of all equipment, materials, furniture or other property brought into the Building. Heavy objects, if such objects are considered necessary by Tenant, as determined by Landlord, shall stand on such platforms as determined by Landlord to be necessary to properly distribute the weight. Business machines and mechanical equipment which cause noise or vibration that may be transmitted to the structure of the Building or to any space therein to such a degree as to be objectionable to Landlord or to any tenants in the Building, shall be placed and maintained by Tenant, at Tenant's expense, on vibration eliminators or other devices sufficient to eliminate noise or vibration. Landlord will not be responsible for loss of, or damage to, any such equipment or other property from any cause, and all damage done to the Building by maintaining or moving such equipment or other property shall be repaired at the expense of Tenant.

10. Tenant shall not use or keep in the Premises any kerosene, gasoline or inflammable or combustible fluid or material other than those limited quantities necessary for the operation or maintenance of office equipment. Tenant shall not use or permit to be used in the Premises any foul or noxious gas or substance, or permit or allow the Premises to be occupied or used in a manner offensive or objectionable to Landlord or other occupants of the Project by reason of noise, odors or vibrations, nor shall Tenant bring into or keep in or about the Premises any birds or animals.

11. Tenant shall not use any method of heating or air-conditioning other than that supplied by Landlord.

12. Tenant shall not waste electricity, water or air-conditioning and agrees to cooperate fully with Landlord to assure the most effective operation of the Building's heating and air-conditioning and to comply with any governmental energy-saving rules, laws or regulations of which Tenant has actual notice, and shall not adjust controls other than room thermostats installed for Tenant's use. Tenant shall keep corridor doors closed and shall close window coverings at the end of each business day.

13. Landlord reserves the right from time to time, in Landlord's sole and absolute discretion, exercisable without prior notice and without liability to Tenant, to: (a) name or change the name of the Building, Site or Project; (b) change the address of the Building or Project, and/or (c) install, replace or change any signs in, on or about the Common Areas, the Building or Site (except for Tenant's signs, if any, which are expressly permitted by the Lease).

14. Landlord reserves the right to exclude from the Building between the hours of 6:00 p.m. and 7:00 a.m., or such other hours as may be established from time to time by Landlord, and on legal holidays, any person unless that person is known to the person or employee in charge of the Building and has a pass or is properly identified. Landlord shall not be liable for damages for any error with regard to the admission to or exclusion from the Building of any person. Tenant shall be responsible for all persons for whom it requests passes and shall be liable to Landlord for all acts of such persons. Landlord reserves the right to prevent access to the Building in case of invasion, mob, riot, public excitement or other commotion by closing the doors or by other appropriate action.

15. Tenant shall close and lock all doors of its Premises and entirely shut off all water faucets or other water apparatus, and, except with regard to Tenant's computers and other equipment which reasonably require electricity on a 24-hour basis, all electricity, gas or air outlets before Tenant and its employees leave the Premises. Tenant shall be responsible for any damage or injuries sustained by other tenants or occupants of the Building or by Landlord for noncompliance with this rule.

16. The toilet rooms, toilets, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed, and no foreign substances of any kind whatsoever shall be thrown therein.

17. Tenant shall not sell, or permit the sale at retail, of newspapers, magazines, periodicals, theater tickets, or any other goods or merchandise to the general public in or on the Premises. Tenant shall not make any room-to-room solicitation of business from other tenants in the Project. Tenant shall not use the Premises for any business or activity other than that specifically provided for in the Lease.

18. Tenant shall not install any radio or television antenna, loudspeaker or other device on the roof or exterior walls of the Building. Tenant shall not interfere with radio or television broadcasting or reception from or in the Building or elsewhere.

19. Except as expressly permitted in the Lease, Tenant shall not mark, drive nails, screw or drill into the partitions, window mullions, woodwork or plaster, or in any way deface the Premises or any part thereof, except to install normal wall hangings. Tenant shall repair any damage resulting from noncompliance under this rule.

20. Tenant shall not install, maintain or operate upon the Premises any vending machines without the prior written consent of Landlord, which shall not be unreasonably withheld.

21. Canvassing, soliciting and distribution of handbills or any other written material, and peddling in and around the Project or the Building are expressly prohibited, and each tenant shall cooperate to prevent same.

22. Landlord reserves the right to exclude or expel from the Project and/or the Building any person who, in Landlord's judgment, is intoxicated or under the influence of liquor or drugs or who is in violation of any of the Rules and Regulations of the Project or Building.

23. Tenant shall store all its trash and garbage within its Premises. Tenant shall not place in any trash box or receptacle any material which cannot be disposed of in the ordinary and customary manner of trash and garbage disposal. All garbage and refuse disposal shall be made in accordance with directions reasonably issued from time to time by Landlord.

24. The Premises shall not be used for the storage of merchandise held for sale to the general public, or for lodging or for manufacturing of any kind. No cooking shall be done or permitted by Tenant on the Premises, except that use by Tenant of Underwriters' Laboratory-approved equipment for brewing coffee, tea, hot chocolate and similar beverages shall be permitted and the use of a microwave shall be permitted, provided that such equipment and use is in accordance with all applicable federal, state, county and city laws, codes, ordinances, rules and regulations.

25. Tenant shall not use in any space, or in the public halls of the Building, any hand trucks except those equipped with rubber tires and side guards, or such other material-handling equipment as Landlord may approve. Tenant shall not bring any other vehicles of any kind into the Building.

26. Tenant shall not use the name of the Project or Building in connection with, or in promoting or advertising, the business of Tenant, except for Tenant's address.

27. Tenant agrees that it shall comply with all fire and security regulations that may be issued from time to time by Landlord, and Tenant also shall provide Landlord with the name of a designated responsible employee to represent Tenant in all matters pertaining to such fire or security regulations. Tenant shall cooperate fully with Landlord in all matters concerning fire and other emergency procedures.

28. Tenant assumes any and all responsibility for protecting its Premises from theft, robbery and pilferage. Such responsibility shall include keeping doors locked and other means of entry to the Premises closed.

29. Landlord may waive any one or more of these Rules and Regulations for the benefit of Tenant or any other tenant, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations in favor of Tenant or any other such tenant, nor prevent Landlord from thereafter enforcing any such Rules and Regulations against any and all of the tenants in the Building.

30. These Rules and Regulations are in addition to, and shall not be construed to in any way modify or amend, in whole or in part, the terms, covenants, agreements and conditions of any lease of premises in the Project or Building.

31. Landlord reserves the right to make such other and reasonable Rules and Regulations as, in its judgment, may from time to time be needed for safety, security, care and cleanliness of the Project and/or Building and for the preservation of good order therein. Tenant agrees to abide by all such Rules and Regulations hereinabove stated and any additional rules and regulations which are adopted.

32. Tenant shall be responsible for the observance of all of the foregoing rules by Tenant's employees, agents, clients, customers, invitees or guests.

33. Tenant shall not lay linoleum, tile, carpet or other similar floor covering so that the same shall be affixed to the floor of the Premises in any manner except by a paste, or other material which may easily be removed with water, the use of cement or other similar adhesive materials being expressly prohibited. The method of affixing any such linoleum, tile, carpet or other similar floor covering shall be subject to the approval of Landlord. The expense of repairing any damage resulting from a violation of this rule shall be borne by Tenant.

34. Tenant shall not without Landlord's consent, which may be given or withheld in Landlord's sole and absolute discretion, receive, store, discharge, or transport firearms, ammunition, or weapons or explosives of any kind or nature at, on or from the Premises, the Building or the Project.

PARKING RULES AND REGULATIONS

In addition to the parking provisions contained in the Lease to which this Exhibit "E" is attached, the following rules and regulations shall apply with respect to the use of the Building's parking facilities.

35. Every parker is required to park and lock his/her own vehicle. All responsibility for damage to or loss of vehicles is assumed by the parker and Landlord shall not be responsible for any such damage or loss by water, fire, defective brakes, the act or omissions of others, theft, or for any other cause.

36. Tenant shall not park or permit its employees to park in any parking areas designated by Landlord as areas for parking by visitors to the Project. Tenant shall not leave vehicles in the parking areas overnight nor park any vehicles in the parking areas other than automobiles, motorcycles, motor driven or non-motor driven bicycles or four wheeled trucks.

37. Parking stickers or any other device or form of identification supplied by Landlord as a condition of use of the parking facilities shall remain the property of Landlord. Such parking identification device must be displayed as requested and may not be mutilated in any manner. The serial number of the parking identification device may not be obliterated. Devices are not transferable and any device in the possession of an unauthorized holder will be void.

38. No overnight or extended term storage of vehicles shall be permitted.

39. Vehicles must be parked entirely within painted stall lines of a single parking stall.

40. All directional signs and arrows must be observed.

41. The speed limit within all parking areas shall be five (5) miles per hour.

42. Parking is prohibited: (a) in areas not striped for parking; (b) in aisles; (c) where "no parking" signs are posted; (d) on ramps; (e) in cross-hatched areas; and (f) in reserved spaces and in such other areas as may be designated by Landlord or Landlord's parking operator.

43. Loss or theft of parking identification devices must be reported to the Management Office immediately, and a lost or stolen report must be filed by the Tenant or user of such parking identification device at the time. Landlord has the right to exclude any vehicle from the parking facilities that does not have an identification device.

44. Any parking identification devices reported lost or stolen found on any unauthorized car will be confiscated and the illegal holder will be subject to prosecution.

45. Washing, waxing, cleaning or servicing of any vehicle in any area not specifically reserved for such purpose is prohibited.

46. The parking operators, managers or attendants are not authorized to make or allow any exceptions to these rules and regulations.

47. Tenant's continued right to park in the parking facilities is conditioned upon Tenant abiding by these rules and regulations and those contained in this Lease. Further, if the Lease terminates for any reason whatsoever, Tenant's right to park in the parking facilities shall terminate concurrently therewith.

48. Tenant agrees to sign a parking agreement with Landlord or Landlord's parking operator within five (5) days of request, which agreement shall be consistent with the Lease and these rules and regulations.

49. Landlord reserves the right to refuse the sale or use of monthly stickers or other parking identification devices to any tenant or person who willfully refuse to comply with these rules and regulations and all city, state or federal ordinances, laws or agreements.

50. Landlord reserves the right to establish and to modify and/or adopt such other reasonable and non-discriminatory rules and regulations for the parking facilities as it deems necessary for the operation of the parking facilities. Landlord may refuse to permit any person who violates these rules to park in the parking facilities, and any violation of the rules shall subject the vehicle to removal, at such vehicle owner's expense.

EXHIBIT "F"

SAMPLE FORM OF TENANT ESTOPPEL CERTIFICATE

The undersigned ("**Tenant**") hereby certifies to SPECTRUM WAPLES STREET, LLC, a California limited liability company, and SPECTRUM LAMBERT PLAZA, LLC, a California limited liability company, as tenants-in-common (collectively, "**Landlord**"), and ______________________________, as follows:

51. Attached hereto is a true, correct and complete copy of that certain Office Lease dated ____________, __ between Landlord and Tenant (the "**Lease**"), which demises Premises which are located at ________________________. The Lease is now in full force and effect and has not been amended, modified or supplemented, except as set forth in Section 6 below.

52. The term of the Lease commenced on ____________, __.

53. The term of the Lease is currently scheduled to expire on ____________, __.

54. Tenant has no option to renew or extend the Term of the Lease except: ____.

55. Tenant has no preferential right to purchase the Premises or any portion of the Building or Site upon which the Premises are located, and Tenant has no rights or options to expand into other space in the Building except: ______________________________.

56. The Lease has: (Initial One)

( ) not been amended, modified, supplemented, extended, renewed or assigned.

( ) been amended, modified, supplemented, extended, renewed or assigned by the following described agreements, copies of which are attached hereto: ____.

57. Tenant has accepted and is now in possession of the Premises and has not sublet, assigned or encumbered the Lease, the Premises or any portion thereof except as follows: ____

58. The current Monthly Basic Rent is $__________; and current monthly parking charges are $__________.

59. Tenant's Percentage is ________%, and Tenant's Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs currently payable by Tenant is $__________ per month, which amount is Landlord's current estimate of Tenant's Percentage of Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs in excess of: the Operating Expenses, Real Property Taxes and Assessments, Insurance Costs, and Utilities Costs incurred in calendar year __________.

60. The amount of security deposit (if any) is $__________. No other security deposits have been made.

61. All rental payments payable by Tenant have been paid in full as of the date hereof. No rent under the Lease has been paid for more than thirty (30) days in advance of its due date.

62. All work required to be performed by Landlord under the Lease has been completed and has been accepted by Tenant, and all tenant improvement allowances have been paid in full.

63. To the best of Tenant's knowledge, as of the date hereof, there are no defaults on the part of Landlord or Tenant under the Lease.

64. Tenant has no defense as to its obligations under the Lease and claims no set-off or counterclaim against Landlord.

65. Tenant has no right to any concession (rental or otherwise) or similar compensation in connection with renting the space it occupies, except as expressly provided in the Lease.

66. All insurance required of Tenant under the Lease has been provided by Tenant and all premiums have been paid.

67. There has not been filed by or against Tenant a petition in bankruptcy, voluntary or otherwise, any assignment of creditors, any petition seeking reorganization or arrangement under the bankruptcy laws of the United States or any state thereof, or any other action brought pursuant to such bankruptcy laws with respect to Tenant.

68. Tenant pays rent due Landlord under the Lease to Landlord and does not have any knowledge of any other person who has any right to such rents by collateral assignment or otherwise.

The foregoing certification is made with the knowledge that is about to [fund a loan to Landlord or purchase the Building from Landlord], and that is relying upon the representations herein made in [funding such loan or purchasing the Building].

Dated: ____________________, ____.

"TENANT"

____,
a ____

By:____
Print Name:____________________________________
Its:____

EXHIBIT"G"

LOCATION OF TENANT'S EYEBROW SIGN



EXTENSION OPTION RIDER

RIDER NO. 1 TO OFFICE LEASE

This Rider No. 1 is made and entered into by and between SPECTRUM WAPLES STREET, LLC, a California limited liability company, and SPECTRUM LAMBERT PLAZA, LLC, a California limited liability company, as tenants-in-common (collectively, "**Landlord**"), and SOUTHWEST COMMUNITY BANK, a California banking corporation ("**Tenant**"), as of the day and year of the Lease between Landlord and Tenant to which this Rider is attached. Landlord and Tenant hereby agree that, notwithstanding anything contained in the Lease to the contrary, the provisions set forth below shall be deemed to be part of the Lease and shall supersede any inconsistent provisions of the Lease. All references in the Lease and in this Rider to the "Lease" shall be construed to mean the Lease (and all exhibits and Riders attached thereto), as amended and supplemented by this Rider. All capitalized terms not defined in this Rider shall have the same meaning as set forth in the Lease.

69. Landlord hereby grants to Tenant one (1) option (the "**Extension Option**") to extend the Term of the Lease for an additional period of five (5) years (the "**Option Term**"), on the same terms, covenants and conditions as provided for in the Lease during the initial six (6) year Term, except for the Monthly Basic Rent, which shall equal the greater of (a) the Monthly Basic Rent payable by Tenant during the last month of the initial Term or (b) the "fair market rental rate" for the Premises for the Option Term as defined and determined in accordance with the provisions of the Fair Market Rental Rate Rider attached to the Lease as Rider No. 2.

70. The Extension Option must be exercised, if at all, by written notice ("**Extension Notice**") delivered by Tenant to Landlord no sooner than that date which is three hundred sixty (360) days and no later than that date which is one hundred eighty (180) days prior to the expiration of the then current Term of the Lease. The Extension Option shall, at Landlord's sole option, not be deemed to be properly exercised if, at the time the Extension Option is exercised or on the scheduled commencement date for the Option Term, Tenant has (a) committed an uncured event of default whose cure period has expired pursuant to Section 23 of the Lease, (b) assigned all or any portion of the Lease or its interest therein, or (c) sublet all or any portion of the Premises. Provided Tenant has properly and timely exercised the Extension Option, the initial Term of the Lease shall be extended by the Option Term, and all terms, covenants and conditions of the Lease shall remain unmodified and in full force and effect, except that the Monthly Basic Rent shall be as set forth above.

FAIR MARKET RENTAL RATE RIDER

RIDER NO. 2 TO OFFICE LEASE

This Rider No. 2 is made and entered into by and between SPECTRUM WAPLES STREET, LLC, a California limited liability company, and SPECTRUM LAMBERT PLAZA, LLC, a California limited liability company, as tenants-in-common (collectively, "**Landlord**"), and SOUTHWEST COMMUNITY BANK, a California banking corporation ("**Tenant**"), as of the day and year of the Lease between Landlord and Tenant to which this Rider is attached. Landlord and Tenant hereby agree that, notwithstanding anything contained in the Lease to the contrary, the provisions set forth below shall be deemed to be part of the Lease and shall supersede any inconsistent provisions of the Lease. All references in the Lease and in this Rider to the "Lease" shall be construed to mean the Lease (and all exhibits and Riders attached thereto), as amended and supplemented by this Rider. All capitalized terms not defined in this Rider shall have the same meaning as set forth in the Lease.

71. The term "**fair market rental rate**" as used in the Lease and any Rider attached thereto shall mean the annual amount per square foot, projected during the Option Term, that a willing, non-equity renewal tenant (excluding sublease and assignment transactions) would pay, and a willing, institutional landlord of a comparable quality office building located in the Stadium Area of Anaheim, California area would accept, in an arm's length transaction (what Landlord is accepting in then current transactions for the Building may be used for purposes of projecting rent for the [relevant period] [Option Term]), for space of comparable size, quality and floor height as the Premises, taking into account the age, quality and layout of the existing improvements in the Premises, and taking into account items that professional real estate brokers or professional real estate appraisers customarily consider, including, but not limited to, rental rates, space availability, tenant size, tenant improvement allowances, parking charges and any other lease considerations, if any, then being charged or granted by Landlord or the lessors of such similar office buildings. The fair market rental rate will be an effective rate, no specifically including, but accounting for, the appropriate economic considerations described above.

72. In the event where a determination of fair market rental rate is required under the Lease, Landlord shall provide written notice of Landlord's determination of the fair market rental rate not later than ninety (90) days after the last day upon which Tenant may timely exercise the right giving rise to the necessity for such fair market rental rate determination. Tenant shall have ten (10) days ("**Tenant's Review Period**") after receipt of Landlord's notice of the fair market rental rate within which to accept such fair market rental rate or to reasonably object thereto in writing. Failure of Tenant to so object to the fair market rental rate submitted by Landlord in writing within Tenant's Review Period shall conclusively be deemed Tenant's approval and acceptance thereof. If within Tenant's Review Period Tenant reasonably objects to or is deemed to have disapproved the fair market rental rate submitted by Landlord, Landlord and Tenant will meet together with their respective legal counsel to present and discuss their individual determinations of the fair market rental rate for the Premises under the parameters set forth in Paragraph 1 above and shall diligently and in good faith attempt to negotiate a rental rate on the basis of such individual determinations. Such meeting shall occur no later than ten (10) days after the expiration of Tenant's Review Period. The parties shall each provide the other with such supporting information and documentation as they deem appropriate. At such meeting if Landlord and Tenant are unable to agree upon the fair market rental rate, they shall each submit to the other their respective best and final offer as to the fair market rental rate. If Landlord and Tenant fail to reach agreement on such fair market rental rate within five (5) business days following such a meeting (the "**Outside Agreement Date**"), Tenant's [Extension Option] will be deemed null and void unless Tenant demands appraisal, in which event each party's determination shall be submitted to appraisal in accordance with the provisions of Section 3 below.

73. (a) Landlord and Tenant shall each appoint one (1) independent appraiser who shall by profession be an M.A.I. certified real estate appraiser who shall have been active over the five (5) year period ending on the date of such appointment in the leasing of commercial (including office) properties in the Stadium Area of Anaheim, California. The determination of the appraisers shall be limited solely to the issue of whether Landlord's or Tenant's last proposed (as of the Outside Agreement Date) best and final fair market rental rate for the Premises is the closest to the actual fair market rental rate for the Premises as determined by the appraisers, taking into account the requirements specified in Section 1 above. Each such appraiser shall be appointed within fifteen (15) days after the Outside Agreement Date.

(b) The two (2) appraisers so appointed shall within fifteen (15) days of the date of the appointment of the last appointed appraiser agree upon and appoint a third appraiser who shall be qualified under the same criteria set forth hereinabove for qualification of the initial two (2) appraisers.

(c) The three (3) appraisers shall within thirty (30) days of the appointment of the third appraiser reach a decision as to whether the parties shall use Landlord's or Tenant's submitted best and final fair market rental rate, and shall notify Landlord and Tenant thereof. During such thirty (30) day period, Landlord and Tenant may submit to the appraisers such information and documentation to support their respective positions as they shall deem reasonably relevant and Landlord and Tenant may each appear before the appraisers jointly to question and respond to questions from the appraisers.

(d) The decision of the majority of the three (3) appraisers shall be binding upon Landlord and Tenant and neither party shall have the right to reject the decision or to undo the exercise of the applicable Option. If either Landlord or Tenant fails to appoint an appraiser within the time period specified in Section 3(a) hereinabove, the appraiser appointed by one of them shall within thirty (30) days following the date on which the party failing to appoint an appraiser could have last appointed such appraiser reach a decision based upon the same procedures as set forth above (i.e., by selecting either Landlord's or Tenant's submitted best and final fair market rental rate), and shall notify Landlord and Tenant thereof, and such appraiser's decision shall be binding upon Landlord and Tenant and neither party shall have the right to reject the decision or to undo the exercise of the applicable Option.

(e) If the two (2) appraisers fail to agree upon and appoint a third appraiser, either party, upon ten (10) days written notice to the other party, can apply to the Presiding Judge of the Superior Court of Orange County to appoint a third appraiser meeting the qualifications set forth herein. The third appraiser, however, selected shall be a person who has not previously acted in any capacity for ether party.

(f) The cost of each party's appraiser shall be the responsibility of the party selecting such appraiser, and the cost of the third appraiser shall be shared equally by Landlord and Tenant.

(g) If the process described hereinabove has not resulted in a selection of either Landlord's or Tenant's submitted best and final fair market rental rate by the commencement of the applicable lease term, then the fair market rental rate estimated by Landlord will be used until the appraiser(s) reach a decision, with an appropriate rental credit and other adjustments for any overpayments of Monthly Basic Rent or other amounts if the appraisers select Tenant's submitted best and final estimate of the fair market rental rate. The parties shall enter into an amendment to this Lease confirming the terms of the decision.

OPTIONS IN GENERAL

RIDER NO. 3 TO OFFICE LEASE

This Rider No. 3 is made and entered into by and between SPECTRUM WAPLES STREET, LLC, a California limited liability company, and SPECTRUM LAMBERT PLAZA, LLC, a California limited liability company, as tenants-in-common (collectively, "**Landlord**"), and SOUTHWEST COMMUNITY BANK, a California banking corporation ("**Tenant**"), as of the day and year of the Lease between Landlord and Tenant to which this Rider is attached. Landlord and Tenant hereby agree that, notwithstanding anything contained in the Lease to the contrary, the provisions set forth below shall be deemed to be part of the Lease and shall supersede any inconsistent provisions of the Lease. All references in the Lease and in this Rider to the "Lease" shall be construed to mean the Lease (and all exhibits and Riders attached thereto), as amended and supplemented by this Rider. All capitalized terms not defined in this Rider shall have the same meaning as set forth in the Lease.

(a) **Definition**. As used in this Lease and any Rider or Exhibit attached hereto, the word "Option" means: The Extension Option pursuant to Rider 1 herein.

(b) **Option Personal**. The Option is personal to the original Tenant executing this Lease and may be exercised only by the original Tenant executing this Lease while occupying the entire Premises and without the intent of thereafter assigning this Lease or subletting the Premises and may not be exercised or be assigned, voluntarily or involuntarily, by any person or entity other than the original Tenant executing this Lease. The Option is not assignable separate and apart from this Lease, nor may the Option be separated from this Lease in any manner, either by reservation or otherwise.

(c) **Effect of Default on Option**. Tenant will have no right to exercise the Option, notwithstanding any provision of the grant of option to the contrary, and Tenant's exercise of the Option may be nullified by Landlord and deemed of no further force or effect, if (i) Tenant is in default of any monetary obligation or material non-monetary obligation under the terms of this Lease (or if Tenant would be in such default under this Lease but for the passage of time or the giving of notice, or both) as of Tenant's exercise of the Option or at any time after the exercise of the Option and prior to the commencement of the Option Term, or (ii) Landlord has given Tenant two (2) or more notices of default, whether or not such defaults are subsequently cured, during any twelve (12) consecutive month period of this Lease.

(d) **Option as Economic Terms.** The Option is hereby deemed an economic term which Landlord, in its sole and absolute discretion, may or may not offer in conjunction with any future extensions of the Term.

STANDARD SUBLEASE

(Long-form to be used with pre-1996 AIR leases)

1. **Parties.** This Sublease, dated, for reference purposes only, July 31, 2000, is made by and between El Camino Partners, a California General Partnership ("**Sublessor**") and Southwest Community Bank, a California Corporation ("**Sublessee**").

2. **Premises.** Sublessor hereby subleases to Sublessee and Sublessee hereby subleases from Sublessor for the term, at the rental, and upon all of the conditions set forth herein, that certain real property, including all improvements therein, and commonly known by the street address of 5810 El Camino Real (Suites C and D), Carlsbad located in the County of San Diego, State of California and generally described as (describe briefly the nature of the property) approximately 6,260 square feet located in a larger concrete block building of approximately 13,400 square feet. ("**Premises**").

3. **Term.**

3.1 **Term.** The term of this Sublease shall be for Eight (8) years and three (3) months commencing on November 1, 2000 and ending on January 31, 2009 unless sooner terminated pursuant to any provision hereof.

3.2 **Delay in Commencement.** Sublessor agrees to use its best commercially reasonable efforts to deliver possession of the Premises by the commencement date. If, despite said efforts, Sublessor is unable to deliver possession as agreed, Sublessor shall not be subject to any liability therefor, nor shall such failure affect the validity of this Sublease. Sublessee shall not, however, be obligated to pay Rent or perform its other obligations until it receives possession of the Premises. If possession is not delivered within sixty days after the commencement date, Sublessee may, at its option, by notice in writing within ten days after the end of such sixty day period, cancel this Sublease, in which event the Parties shall be discharged from all obligations hereunder. If such written notice is not received by Sublessor within said ten day period, Sublessee's right to cancel shall terminate. Except as otherwise provided, if possession is not tendered to Sublessee when required and Sublessee does not terminate this Sublease, as aforesaid, any period of rent abatement that Sublessee would otherwise have enjoyed shall run from the date of delivery of possession and continue for a period equal to what Sublessee would otherwise have enjoyed under the terms hereof, but minus any days of delay caused by the acts or omissions of Sublessee. If possession is not delivered within 120 days after the commencement date, ~~this Sublease shall automatically terminate unless the Parties agree, in writing, to the contrary~~ *then Sublessee has the right to terminate.*

4. **Rent.**

4.1 **Base Rent.** Sublessee shall pay to Sublessor as Base Rent for the Premises equal monthly payments of $See addendum in advance, on the First (1st) day of each month of the term hereof. Sublessee shall pay Sublessor upon the execution hereof 7,199.00 as Base Rent for November, 2000

Base Rent for any period during the term hereof which is for less than one month shall be a pro rata portion of the monthly installment.

4.2 **Rent Defined.** All monetary obligations of Sublessee to Sublessor under the terms of this Sublease (except for the Security Deposit) are deemed to be rent ("**Rent**"). Rent shall be payable in lawful money of the United States to Sublessor at the address stated herein or to such other persons or at such other places as Sublessor may designate in writing.

5. **Security Deposit.** Sublessee shall deposit with Sublessor upon execution hereof $9,119.00 as security for Sublessee's faithful performance of Sublessee's obligations hereunder. If Sublessee fails to pay Rent or other charges due hereunder, or otherwise defaults with respect to any provision of this Sublease, Sublessor may use, apply or retain all or any portion of said deposit for the payment of any Rent or other charge in default or for the payment of any other sum to which Sublessor may become obligated by reason of Sublessee's default, or to compensate Sublessor for any loss or damage which Sublessor may suffer thereby. If Sublessor so uses or applies all or any portion of said deposit, Sublessee shall within ten days after written demand therefore forward to Sublessor an amount sufficient to restore said Deposit to the full amount provided for herein and Sublessee's failure to do so shall be a material breach of this Sublease. Sublessor shall not be required to keep said Deposit separate from its general accounts. If Sublessee performs all of Sublessee's obligations hereunder, said Deposit, or so much thereof as has not therefore been applied by Sublessor, shall be returned, without payment of interest to Sublessee (or at Sublessor's option, to the last assignee, if any, of Sublessee's interest hereunder) at the expiration of the term hereof, and after Sublessee has vacated the Premises. No trust relationship is created herein between Sublessor and Sublessee with respect to said Security Deposit.

6. **Use.**

6.1 **Agreed Use.** The Premises shall be used and occupied only for offices, commercial banking, related uses and any other lawful purpose. and for no other purpose.

6.2 **Compliance.** Sublessor warrants that the improvements on the Premises comply with all applicable covenants or restrictions of record and applicable building codes, regulations and ordinances ("**Applicable Requirements**") in effect on the commencement date. Said warranty does not apply to the use to which Sublessee will put the Premises or to any alterations or utility installations made or to be made by Sublessee. NOTE: Sublessee is responsible for determining whether or not the zoning is appropriate for its intended use, and acknowledges that past uses of the Premises may no longer be allowed. If the Premises do not comply with said warranty, Sublessor shall, except as otherwise provided, promptly after receipt of written notice from Sublessee setting forth with specificity the nature and extent of such non-compliance, rectify the same at Sublessor's expense. If Sublessee does not give Sublessor written notice of a non-compliance with this warranty within six months following the commencement date, correction of that non-compliance shall be the obligation of Sublessee at its sole cost and expense. If the Applicable Requirements are hereafter changed so as to require during the term of this Sublease the construction of an addition to or an alteration of the Building, the remediation of any Hazardous Substance, or the reinforcement or other physical modification of the Building ("**Capital Expenditure**"), Sublessor and Sublessee shall allocate the cost of such work as follows:

(a) If such Capital Expenditur... are required as a result of the specific and ... .que use of the Premises by Sublessee as compared with uses by tenants in general, Sublessee shall be fully responsible for the cost thereof provided, however, that if such Capital Expenditure is required during the last two years of this Sublease and the cost thereof exceeds six months' Base Rent, Sublessee may instead terminate this Sublease unless Sublessor notifies Sublessee in writing, within ten days after receipt of Sublessees's termination notice that Sublessor has elected to pay the difference between the actual cost thereof and the amount equal to six months' Base Rent. If the Parties elect termination, Sublessee shall immediately cease the use of the Premises which requires such Capital Expenditure and deliver to Sublessor written notice specifying a termination date at least ninety days thereafter. Such termination date shall, however, in no event be earlier then the last day that Sublessee could legally utilize the Premises without commencing such Capital Expenditure.

(b) If such Capital Expenditure is not the result of the specific and unique use of the Premises by Sublessee (such as governmentally mandated seismic modifications, then Sublessor shall pay for said Capital Expenditure and the cost thereof shall be prorated between the Sublessor and Sublessee and Sublessee shall only be obligated to pay, each month during the remainder of the term of this Sublease, on the date on which Rent is due, an amount equal to the product of multiplying the cost of such Capital Expenditure by a fraction, the numerator of which is one, and the denominator of which is the number of months of the useful life of such Capital Expenditure as such useful life is specified pursuant to Federal income tax regulations or guidelines for depreciation thereof (including interest on the unamortized balance as is then commerically reasonable in the judgment of Sublessor's accountant), with Sublessee reserving the right to prepay its obligation at any time. Provided, however, that if such Capital Expenditure is required during the last two years of this Sublease or if Sublessor reasonably determines that it is not economically feasible to pay its share thereof, Sublessor shall have the option to terminate this Sublease upon ninety days prior written notice to Sublessee unless Sublessee notifies Sublessor, in writing, within ten days after receipt of Sublessor's termination notice that Sublessee will pay for such Capital Expenditure. If Sublessor does not elect to terminate, and fails to tender its share of any such Capital Expenditure, Sublessee may advance such funds and deduct same, with interest, from Rent until Sublessor's share of such costs have been fully paid. If Sublessee is unable to finance Sublessor's share, or if the balance of the Rent due and payable for the remainder of this Sublease is not sufficient to fully reimburse Sublessee on an offset basis, Sublessee shall have the right to terminate this Sublease upon ten days written notice to Sublessor.

(c) Notwithstanding the above, the provisions concerning Capital Expenditures are intended to apply only to non-voluntary, unexpected, and new Applicable Requirements. If the Capital Expenditures are instead triggered by Sublessee as a result of an actual or proposed change in use, change in intensity of use, or modification to the Premises then, and in that event, Sublessee shall be fully responsible for the cost thereof, and Sublessee shall not have any right to terminate this Sublease.

6.3 **Acceptance of Premises and Lessee.** Sublessee acknowledges that:

(a) it has been advised by Brokers to satisfy itself with respect to the condition of the Premises (including but not limited to the electrical, HVAC and fire sprinkler systems, security, environmental aspects, and compliance with Applicable Requirements), and their suitability for Sublessee's intended use,

(b) Sublessee has made such investigation as it deems necessary with reference to such matters and assumes all responsibility therefor as the same relate to its occupancy of the Premises, and

(c) neither Sublessor, Sublessor's agents, nor any Broker has made any oral or written representations or warranties with respect to said matters other than as set forth in this Sublease.

In addition, Sublessor acknowledges that:

(a) Broker has made no representations, promises or warranties concerning Sublessee's ability to honor the Sublease or suitability to occupy the Premises, and

(b) it is Sublessor's sole responsibility to investigate the financial capability and/or suitability of all proposed tenants.

(c) Lessor shall deliver that portion of the premises contained in the Building ("Unit") to Sublessee broom clean and free of debris on the Commencement Date or the Early Possession Date, whichever first occurs, and warrants that the existing electrical, plumbing, lighting, heating, ventilating and air conditioning ("HVAC") shall be in good operating condition on said date and that the structural elements of the roof, bearing walls and foundation of the Unit shall be free of material defects.

7. **Master Lease**

7.1 Sublessor is the lessee of the Premises by virtue of a lease, hereinafter the **"Master Lease"**, a copy of which is attached hereto marked Exhibit 1, wherein Union Bank of California, Trustee

is the lessor, hereinafter the **"Master Lessor"**

7.2 This Sublease is and shall be at all times subject and subordinate to the Master Lease.

7.3 The terms, conditions and respective obligations of Sublessor and Sublessee to each other under this Sublease shall be the terms and conditions of the Master Lease except for those provisions of the Master Lease which are directly contradicted by this Sublease in which event the terms of this Sublease document shall control over the Master Lease. Therefore, for the purposes of this Sublease, wherever in the Master Lease the word "Lessor" is used it shall be deemed to mean the Sublessor herein and wherever in the Master Lease the word "Lessee" is used it shall be deemed to mean the Sublessee herein.

7.4 During the term of this Sublease and for all periods subsequent for obligations which have arisen prior to the termination of this Sublease, Sublessee does hereby expressly assume and agree to perform and comply with, for the benefit of Sublessor and Master Lessor, each and every obligation of Sublessor under the Master Lease except for the following paragraphs which are excluded therefrom: paragraphs II-Term; III-Rent; V-Net, Net, Net Lease; XII-Taxes and Assessments; XV-Liability Insurance; XVI-Fire Insurance; XXXII-Option to Renew; XXXIII-First Right of Refusal

7.5 The obligations that Sublessee has assumed under paragraph 7.4 hereof are hereinafter referred to as the **"Sublessee's Assumed Obligations"**. The obligations that Sublessee has not assumed under paragraph 7.4 hereof are hereinafter referred to as the **"Sublessor's Remaining Obligations"**.

7.6 Sublessee shall hold Sublessor free and harmless from all liability, judgments, costs, damages, claims or demands, including reasonable attorneys fees, arising out of Sublessee's failure to comply with or perform Sublessee's Assumed Obligations.

7.7 Sublessor agrees to maintain the Master Lease during the entire term of this Sublease, subject, however, to any earlier termination of the Master Lease without the fault of the Sublessor, and to comply with or perform Sublessor's Remaining Obligations and to hold Sublessee free and harmless from all liability, judgments, costs, damages, claims or demands arising out of Sublessor's failure to comply with or perform Sublessor's Remaining Obligations.

7.8 Sublessor represents to Sublessee that the Master Lease is in full force and effect and that no default exists on the part of any Party to the Master Lease.

7.9 Sublessor warrants and represents that the Master Lease provided to Sublessee is a true and complete copy of the Master Lease with all amendments and assignments to the Master Lease, excluding actual rental charges in the Master Lease.

8. **Assignment of Sublease and Default.**

8.1 Sublessor hereby assigns and transfers to Master Lessor the Sublessor's interest in this Sublease, subject however to the provisions of Paragraph 8.2 hereof.

8.2 Master Lessor, by executing this document, agrees that until a Default shall occur in the performance of Sublessor's Obligations under the Master Lease, that Sublessor may receive, collect and enjoy the Rent accruing under this Sublease. However, if Sublessor shall Default in the performance of its obligations to Master Lessor then Master Lessor may, at its option, receive and collect, directly from Sublessee, all Rent owing and to be owed under this Sublease. Master Lessor shall not, by reason of this assignment of the Sublease nor by reason of the collection of the Rent from the Sublessee, be deemed liable to Sublessee for any failure of the Sublessor to perform and comply with Sublessor's Remaining Obligations.

8.3 Sublessor hereby irrevocab_ authorizes and directs Sublessee upon receip_ of any written notice from the Master Lessor stating that a Default exists in the performance of Sublessor's obligations under the Master Lease, to pay to Master Lessor the Rent due and to become due under the Sublease. Sublessor agrees that Sublessee shall have the right to rely upon any such statement and request from Master Lessor, and that Sublessee shall pay such Rent to Master Lessor without any obligation or right to inquire as to whether such Default exists and notwithstanding any notice from or claim from Sublessor to the contrary and Sublessor shall have no right or claim against Sublessee for any such Rent so paid by Sublessee.

8.4 No changes or modifications shall be made to this Sublease without the consent of Master Lessor.

9. **Consent of Master Lessor.**

9.1 In the event that the Master Lease requires that Sublessor obtain the consent of Master Lessor to any subletting by Sublessor then, this Sublease shall not be effective unless, within ten days of the date hereof, Master Lessor signs this Sublease thereby giving its consent to this Subletting.

9.2 In the event that the obligations of the Sublessor under the Master Lease have been guaranteed by third parties then neither this Sublease, nor the Master Lessor's consent, shall be effective unless, within 10 days of the date hereof, said guarantors sign this Sublease thereby giving their consent to this Sublease.

9.3 In the event that Master Lessor does give such consent then:

(a) Such consent shall not release Sublessor of its obligations or alter the primary liability of Sublessor to pay the Rent and perform and comply with all of the obligations of Sublessor to be performed under the Master Lease.

(b) The acceptance of Rent by Master Lessor from Sublessee or anyone else liable under the Master Lease shall not be deemed a waiver by Master Lessor of any provisions of the Master Lease.

(c) The consent to this Sublease shall not constitute a consent to any subsequent subletting or assignment.

(d) In the event of any Default of Sublessor under the Master Lease, Master Lessor may proceed directly against Sublessor, any guarantors or anyone else liable under the Master Lease or this Sublease without first exhausting Master Lessor's remedies against any other person or entity liable thereon to Master Lessor.

(e) Master Lessor may consent to subsequent sublettings and assignments of the Master Lease or this Sublease or any amendments or modifications thereto without notifying Sublessor or anyone else liable under the Master Lease and without obtaining their consent and such action shall not relieve such persons from liability.

(f) In the event that Sublessor shall Default in its obligations under the Master Lease, then Master Lessor, at its option and without being obligated to do so, may require Sublessee to attorn to Master Lessor in which event Master Lessor shall undertake the obligations of Sublessor under this Sublease from the time of the exercise of said option to termination of this Sublease but Master Lessor shall not be liable for any prepaid Rent nor any Security Deposit paid by Sublessee, nor shall Master Lessor be liable for any other Defaults of the Sublessor under the Sublease.

9.4 The signatures of the Master Lessor and any Guarantors of Sublessor at the end of this document shall constitute their consent to the terms of this Sublease.

9.5 Master Lessor acknowledges that, to the best of Master Lessor's knowledge, no Default presently exists under the Master Lease of obligations to be performed by Sublessor and that the Master Lease is in full force and effect.

9.6 In the event that Sublessor Defaults under its obligations to be performed under the Master Lease by Sublessor, Master Lessor agrees to deliver to Sublessee a copy of any such notice of default. Sublessee shall have the right to cure any Default of Sublessor described in any notice of default within ten days after service of such notice of default on Sublessee. If such Default is cured by Sublessee then Sublessee shall have the right of reimbursement and offset from and against Sublessor.

10. **Brokers Fee.**

10.1 Upon execution hereof by all parties, Sublessor shall pay to Grubb & Ellis Company a licensed real estate broker, (**"Broker"**), a fee as set forth in a separate agreement between Sublessor and Broker, or in the event there is no such separate agreement, the sum of $See agreement for brokerage services rendered by Broker to Sublessor in this transaction.

10.2 Sublessor agrees that if Sublessee exercises any option or right of first refusal as granted by Sublessor herein, or any option or right substantially similar thereto, either to extend the term of this Sublease, to renew this Sublease, to purchase the Premises, or to lease or purchase adjacent property which Sublessor may own or in which Sublessor has an interest, then Sublessor shall pay to Broker a fee in accordance with the schedule of Broker in effect at the time of the execution of this Sublease. Notwithstanding the foregoing, Sublessor's obligation under this Paragraph 10.2 is limited to a transaction in which Sublessor is acting as a Sublessor, lessor or seller.

10.3 Master Lessor agrees that if Sublessee shall exercise any option or right of first refusal granted to Sublessee by Master Lessor in connection with this Sublease, or any option or right substantially similar thereto, either to extend or renew the Master Lease, to purchase the Premises or any part thereof, or to lease or purchase adjacent property which Master Lessor may own or in which Master Lessor has an interest, or if Broker is the procuring cause of any other lease or sale entered into between Sublessee and Master Lessor pertaining to the Premises, any part thereof, or any adjacent property which Master Lessor owns or in which it has an interest, then as to any of said transactions, Master Lessor shall pay to Broker a fee, in cash, in accordance with the schedule of Broker in effect at the time of the execution of this Sublease.

10.4 Any fee due from Sublessor or Master Lessor hereunder shall be due and payable upon the exercise of any option to extend or renew, upon the execution of any new lease, or, in the event of a purchase, at the close of escrow.

10.5 Any transferee of Sublessor's interest in this Sublease, or of Master Lessor's interest in the Master Lease, by accepting an assignment thereof, shall be deemed to have assumed the respective obligations of Sublessor or Master Lessor under this Paragraph 10. Broker shall be deemed to be a third-party beneficiary of this paragraph 10.

11. **Attorney's Fees.** If any party or the Broker named herein brings an action to enforce the terms hereof or to declare rights hereunder, the prevailing party in any such action, on trial and appeal, shall be entitled to his reasonable attorney's fees to be paid by the losing party as fixed by the Court.

12. **Additional Provisions.** [If there are no additional provisions, draw a line from this point to the next printed word after the space left here. If there are additional provisions place the same here. See Addendum, Exhibit 1 (Master Lease) and Exhibit "A" attached hereto and made a part hereof.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION OR BY ANY REAL ESTATE BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS SUBLEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS SUBLEASE.

2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PROPERTY, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, AND THE SUITABILITY OF THE PREMISES FOR SUBLESSEE'S INTENDED USE.

WARNING: IF THE SUBJECT PROPERTY IS LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE SUBLEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PROPERTY IS LOCATED.

Executed at: Santee Ca
on: Aug 28, 2000
Address: 10035 Prospect Av., #101

El Camino Partners, a CA General Partnershp
By [signature] Partner
By D.A. Evans / See Attached
"Sublessor" (Corporate Seal)

Executed at: Encinitas, CA
on: Aug. 14, 2000
Address: P.O. Box 231867

Southwest Community Bank, a CA Corporation
By [signature] CEO
By [signature] SVP
"Sublessee" (Corporate Seal)

Executed at: San Diego CA
on: August 29, 2000
Address: P.O. Box 85552 SD 92186-5552

Union Bank of California, Trustee Agent [signature]
By [signature] VP
By [signature] V.P.
"Master Lessor" (Corporate Seal)

NOTE: These forms are often modified to meet changing requirements of law and needs of the industry. Always write or call to make sure you are utilizing the most current form: AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION, 700 So. Flower St., Suite 600, Los Angeles, CA 90017. (213) 687-8777.

ADDENDUM TO STANDARD SUBSUBLEASE
DATED JULY 31, 2000
BY AND BETWEEN
EL CAMINO PARTNERS, A CALIFORNIA CORPORATION, AS SUBLESSOR AND
SOUTHWEST COMMUNITY BANK, A CALIFORNIA CORPORATION, AS SUBLESSEE
FOR THE PREMISES AT 5810 EL CAMINO REAL (SUITES C & D), CARLSBAD, CA 92008

2.1 *RIGHT TO PREMISES*: In addition to Sublessee's rights to use and occupy the Premises as herein specified, Sublessee shall have non-exclusive rights to the Common Areas (as defined in Paragraph 6.5 below) as hereinafter specified, but shall not have any rights to the roof, exterior walls or utility raceways of the building containing the Premises ("**Building**") or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "**Project**."

3.3 *EARLY POSSESSION*: Sublessor agrees to grant Sublessee occupancy of the Premises rent-free through October 31, 2000 as soon as existing Sublessee vacates the Premises.

3.4 *OPTIONS AND NOTICES:* Sublessor agrees to exercise all necessary options under the Master Lease to insure right of possession of the premises for the Sublessee under terms of this Sublease and Sublessee's options to extend. In addition, Sublessor shall within five (5) days from mutual execution of this Sublease serve proper notice on the Sublessee (Abundant Life Christian Center) in Suite C to vacate their premises within forty-five (45) days.

3.5 *OPTIONS TO EXTEND*: Provided that Sublessee is not in default under the terms of the Sublease, Sublessor hereby grants to Sublessee options ("Extension Options") to extend the term for two (2) periods of five (5) years each ("First Option and Second Option") commencing February 1, 2009 for the First Option and February 1, 2014 for the Second Option subject to the terms and conditions set forth herein. If Sublessee desires to exercise said Extension Options, Sublessee shall deliver to Sublessor written notice of such election ("Extension Notice") not later than July 1, 2008 in the case of the First Option and by July 1, 2013 in the case of the Second Option. Provided that Sublessee properly exercises said Extension Options, the term of the Sublease shall be extended for the Option Periods and all of the terms, covenants and conditions of the Sublease shall remain in full force, except that the monthly base rent and annual rent escalations for the First Option and Second Option Periods shall be paid according to the following:

The Base Rent during the extended term shall be ninety-five percent (95%) of the 'then fair market rent' for the Premises. The 'then fair market rent' shall be agreed upon by Sublessor and Sublessee within sixty (60) days after Sublessor receives Sublease's notice of intent to extend, as provided above. As used herein the 'then fair market rent' for the Premises means what a Sublessor under no compulsion to Sublease the Premises and a Sublessee under no compulsion to Sublease the Premises would determine as rents for the Extended Term, as of the commencement of the Extended Term, taking into consideration the uses permitted under this Sublease, the quality, size, design and location of the Premises, and the rent for comparable space in the Building. If Sublessor and Sublessee are unable to agree upon the 'then fair market rent' for the Premises within said sixty (60) days, Sublessor and Sublessee shall each, within ten (10) days, appoint an appraiser who is a member of the Appraisal Institute, San Diego Chapter (MAI), and such appointed appraisers shall together appoint a third, who need not be an MAI. The three appraisers shall then determine by consensus, the 'then fair market rent' for the five (5) year Extended Term, and such determination shall be binding upon Sublessor and Sublessee. Except as provided herein, Sublessor and Sublessee shall each bear the fees and costs of its appraiser, and shall share equally the fees and costs of the third appraiser.

4.3 *RENT ESCALATIONS*: On the November 1 anniversary of each year of the Sublease, the Base Monthly Rent payable under Paragraph 4 of the attached Sublease shall be adjusted by the increase, if any, from the date this Sublease commenced, in the Consumer Price Index of the Bureau of Labor Statistics of the U.S. Department of Labor for Urban Wage Earners and Clerical Workers, Los Angeles – Riverside – Orange County, California (1999 = 100), "All Items", herein referred to as "C.P.I."

The Base Monthly Rent payable in accordance with above paragraph shall be calculated as follows: the Base Rent payable for the first month of the term of this Sublease, as set forth in Paragraph 4 of the attached Sublease, shall be multiplied by a fraction the numerator of which shall be the C.P.I. of the month immediately preceding the effective date of the subject rent escalation, and the denominator of which shall be the C.P.I. for the first month of the Sublease term. The sum so calculated shall constitute the new Base Monthly Rent hereunder, but, in no event, shall such new Base Monthly Rent be less than a minimum annual increase of three percent (3%) and shall not exceed a maximum annual increase of six percent (6%).

Sublessor: ______
Sublessee: ______

In the event the compilation and/or publication of the C.P.I. shall be transferred to any other governmental department or bureau or agency or shall be discontinued, then the index most nearly the same as the C.P.I. shall be used to make such calculation. In the event that Sublessor and Sublessee cannot agree on such alternative index, then the matter shall be submitted for decision to the American Arbitration Association in accordance with the then rules of said association and the decision of the arbitrators shall be binding upon the parties. The cost of said Arbitrators shall be paid equally by Sublessor and Sublessee.

4.4 *COMMON AREA OPERATING EXPENSES*: Sublessee shall pay to Sublessor during the term hereof, in addition to the Base Rent, Sublessee's share which shall be, as of the commencement date of this Sublease, $313.00 per month ($ .05 per square foot) or 46.72% of all Common Area Operating Expenses, as hereinafter defined, during each calendar year of the term of this Sublease, in accordance with the following provisions:

(a) "**Common Area Operating Expenses**" are defined, for purposes of this Sublease, as all costs incurred by Sublessor relating to the ownership and operation of the Project, including, but not limited to, the following:

(i) The operation, repair and maintenance, in neat, clean, good order and condition, but not the replacement (see subparagraph [e], of the following:

(aa) The Common Areas and Common Area improvements, including parking areas, loading and unloading areas, trash areas, roadways, parkways, walkways, driveways, landscaped areas, bumpers, irrigation systems, Common Area lighting facilities, fences and gates, elevators, roofs, and roof drainage systems.

(bb) Exterior signs and any tenant directories.

(cc) Any fire sprinkler systems.

(ii) The cost of water, gas, electricity and telephone to service the Common Areas for any utilities not separately metered.

(iii) Trash disposal, pest control services, and security services.

(iv) Reserves set aside for maintenance and repair of Common Areas.

(v) Any increase above the Base Real Property Taxes (as defined in Paragraph 4.8).

(vi) Any "Insurance Cost Increase" (as defined in Paragraph 13).

(vii) Any deductible portion of an insured loss concerning the Building or the Common Areas.

(b) Any Common Area Operating Expenses and Real Property Taxes that are specifically attributable to the Unit, the Building or to any other building in the Project or to the operation, repair and maintenance thereof, shall be allocated entirely to such Unit, Building, or other building. However, any Common Area Operating Expenses and Real Property Taxes that are not specifically attributable to the Building or to any other building or to the operation, repair and maintenance thereof, shall be equitably allocated by Sublessor to all building in the Project.

(c) The inclusion of the improvements, facilities and services set forth in Subparagraph 4.4(a) shall not be deemed to impose an obligation upon Sublessor to either have said improvements or facilities or to provide those services unless the Project already has the same, Sublessor already provides the services, or Sublessor has agreed elsewhere in this Sublease to provide the same or some of them.

(d) Sublessee's Share of Common Area Operating Expenses shall be payable by Sublessee within 10 days after a statement of actual expenses is presented to Sublessee. At Sublessor's option, however, an amount may be estimated by Sublessor from time to time of Sublessee's Share of annual Common Area Operating Expenses and the same shall be payable monthly or quarterly, as Sublessor shall designate, during each 12 month period of the Sublease term, on the same day as the Base Rent is due hereunder. Sublessor shall deliver to Sublessee within 60 days after the expiration of each

Sublessor:
Sublessee:

calendar year a statement showing Sublessee's Share of the actual Common Area Operating Expenses incurred during the preceding year. If Sublessee's payments under this Paragraph 4.4 (d) during the preceding year exceed Sublessee's Share as indicated on such statement, Sublessor shall be credited the amount of such overpayment against Sublessee's Share of Common Area Operating Expenses next becoming due. If Sublessee's payments under this Paragraph 4.4 (d) during the preceding year were less than Sublessee's Share as indicated on such statement, Sublessee shall pay to Sublessor the amount of the deficiency within 10 days after delivery by Sublessor to Sublessee of the statement.

(e) When a capital component such as the roof, foundations, exterior walls or a Common Area capital improvement, such as the parking lot paving, elevators, fences, etc. requires replacement, rather than repair or maintenance, Sublessor or Master Lessor shall, at Sublessor's expense, be responsible for such replacement. Such expenses and/or costs are not Common Area Operating Expenses.

4.5 ***PAYMENT***: Sublessee shall cause payment of Rent to be received by Sublessor in lawful money of the United States, without offset or deduction (except as specifically permitted in this Sublease), on or before the day on which it is due. Rent for any period during the term hereof which is for less than one full calendar month shall be prorated based upon the actual number of days of said month. Payment of Rent shall be made to Sublessor at its address stated herein or to such other persons or place as Sublessor may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Sublessor's rights to the balance of such Rent, regardless of Sublessor's endorsement of any check so stating.

4.6 ***LATE CHARGES***: Sublessee hereby acknowledges that late payment by Sublessee of Rent will cause Sublessor to incur costs not contemplated by this Sublease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Sublessor by any Lender. Accordingly, if any Rent shall not be received by Sublessor within 5 days after such amount shall be due, then, without any requirement for notice to Sublessee, Sublessee shall pay to Sublessor a one-time late charge equal to 10% of each such overdue amount or $100, whichever is greater. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Sublessor will incur by reason of such late payment. Acceptance of such late charge by Sublessor shall in no event constitute a waiver of Sublessee's Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for 3 consecutive installments of Base Rent, then notwithstanding any provision of this Sublease to the contrary, Base Rent shall, at Sublessor's option, become due and payable quarterly in advance.

4.7 ***INTEREST***: Any monetary payment due Sublessor hereunder, other than late charges, not received by Sublessor, when due as to scheduled payments (such as Base Rent) or within 30 days following the date on which it was due for non-schedule payment, shall bear interest from the date when due, as to scheduled payments, or the 31st day after it was due as to non-scheduled payments. The interest (**"Interest"**) charged shall be equal to the prime rate reported in the Wall Street Journal as published closest prior to the date when due plus 4%, but shall not exceed the maximum rate allowed by law. Interest is payable in addition to the potential late charge provided for in Paragraph 4.6.

4.8 ***REAL PROPERTY TAXES***:

(a) **"Real Property Taxes."** As used herein, the term **"Real Property Taxes"** shall include any form of assessment; real estate, general, special, ordinary or extraordinary, or rental levy or tax (other than inheritance, personal income or estate taxes); improvement bond; and/or license fee imposed upon or levied against any legal or equitable interest of Sublessor in the Project, Sublessor's right to other income therefrom, and/or Sublessor's business of leasing, by any authority having the direct or indirect power to tax and where the funds are generated with reference to the Project address and where the proceeds so generated are to be applied by the city, county, or other local taxing authority of a jurisdiction within which the Project is located. The term "Real Property Taxes" shall also include any tax, fee, levy, assessment or charge, or any increase therein, imposed by reason of events occurring during the term of this Sublease, including but not limited to, a change in ownership of the Project or any portion thereof or a change in the improvements thereon.

(b) **"Base Real Property Taxes."** As used herein, the term **"Base Real Property Taxes"** shall be the amount of Real Property Taxes, which are assessed against the Premises, Building, Project or

Sublessor:
Sublessee:

Common Areas in the calendar year during which the Sublease is executed. In calculating Real Property Taxes for any calendar year, the Real Property Taxes for any real estate tax year shall be included in the calculation of Real Property Taxes for such calendar year based upon the number of days which such calendar year and tax year have in common.

(c) **Payment of Taxes**. Sublessor shall pay the Real Property Taxes applicable to the Project, and except as otherwise provided in Paragraph 4.8(d), any increases in such amounts over the Base Real Property Taxes shall be included in the calculation of Common Area Operating Expenses in accordance with the provisions of Paragraph 4.4.

(d) **Additional Improvements**. Common Area Operating Expenses shall not include Real Property Taxes specified in the tax assessor's records and work sheets as being caused by additional improvements placed upon the Project by other lessees or by Sublessor for the exclusive enjoyment of such other lessees. Notwithstanding Paragraph 4.8(c) hereof, Sublessee shall, however, pay to Sublessor at the time Common Area Operating Expenses are payable under Paragraph 4.4, the entirety of any increase in Real Property Taxes if assessed solely by reason of Alterations, Trade Fixtures or Utility Installations placed upon the Premises by Sublessee or at Sublessee's request.

(e) **Joint Assessment**. If the Building is not separately assessed, Real Property Taxes allocated to the Building shall be an equitable proportion of the Real Property Taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be determined by Sublessor from the respective valuations assigned in the assessor's work sheets or such other information as may be reasonably available. Sublessor's reasonable determination thereof, in good faith, shall be conclusive.

(f) **Personal Property Taxes**. Sublessee shall pay prior to delinquency all taxes assessed against and levied upon Sublessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Sublessee contained in the Premises. When possible, Sublessee shall cause its Sublessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all other personal property to be assessed and billed separately from the real property of Sublessor. If any of Sublessee's said property shall be assessed with Sublessor's real property, Sublessee shall pay Sublessor the taxes attributable to Sublessee's property within 10 days after receipt of a written statement setting forth the taxes applicable to Sublessee's property.

6.4 ***VEHICLE PARKING***: Sublessee shall be entitled to use 32 Unreserved Parking spaces on those portions of the Common Areas designated from time to time by Sublessor for parking. Sublessee shall not use more parking spaces than said number. Said parking spaces shall be used for parking by vehicles no larger than full-size passenger automobiles or pick-up trucks, herein called "**Permitted Size Vehicles.**" Sublessor may regulate the loading and unloading of vehicles by adopting Rules and Regulations as provided in Paragraph 6.7. No vehicles other than Permitted Size Vehicles may be parked in the Common Area without the prior written permission of Sublessor.

(a) Sublessee shall not permit or allow any vehicles that belong to or are controlled by Sublessee or Sublessee's employees, suppliers, shippers, customers, contractors or invitees to be loaded, unloaded, or parked in areas other than those designated by Sublessor for such activities.

(b) Sublessee shall not service or store any vehicles in the Common Areas.

(c) If Sublessee permits or allows any of the prohibited activities described in this Paragraph 6.4, then Sublessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Sublessee, which cost shall be immediately payable upon demand by Sublessor.

6.5 ***COMMON AREAS – DEFINITION***. The term "**Common Areas**" is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Project and interior utility raceways and installations within the Unit that are provided and designated by the Sublessor from time to time for the general non-exclusive use of Sublessor, Sublessee and other tenants of the Project and their respective employees, suppliers, shippers, customers, contractors and invitees, including parking areas, loading and unloading areas, trash areas, roadways, walkways, driveways, and landscaped areas.

6.6 *COMMON AREAS – SUBLESSEE'S RIGHTS*. Sublessor grants to Sublessee, for the benefit of Sublessee and its employees, suppliers, shippers, contractors, customers and invitees, during the term of this Sublease, the non-exclusive right to use, in common with others entitled to such use, the Common Areas as they exist from time to time, subject to any rights, powers, and privileges reserved by Sublessor under the terms hereof or under the terms of any rules and regulations or restrictions governing the use of the Project. Under no circumstances shall the right herein granted to use the Common Areas be deemed to include the right to store any property, temporarily or permanently, in the Common Areas. Any such storage shall be permitted only by the prior written consent of Sublessor or Sublessor's designated agent, which consent may be revoked at any time. In the event that any unauthorized storage shall occur, then Sublessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove the property and charge the cost to Sublessee, which cost shall be immediately payable upon demand by Sublessor.

6.7 *COMMON AREAS – RULES AND REGULATIONS*. Sublessor or such other person(s) as Sublessor may appoint shall have the exclusive control and management of the Common Areas and shall have the right, from time to time, to establish, modify, amend and enforce reasonable rules and regulations ("**Rules and Regulations**") for the management, safety, care, and cleanliness of the grounds, the parking and unloading of vehicles and the preservation of good order, as well as for the convenience of other occupants or tenants of the Building and the Project and their invitees. Sublessee agrees to abide by and conform to all such Rules and Regulations, and to cause its employees, suppliers, customers, contractors and invitees to so abide and conform. Sublessor shall not be responsible to Sublessee for the non-compliance with said Rules and Regulations by other tenants of the Project.

6.8 *COMMON AREAS – CHANGES*. Sublessor shall have the right, in Sublessor's sole discretion, from time to time:

(a) To make changes to the Common Areas, including, without limitation, changes in the location, size, shape and number of driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas, walkways and utility raceways;

(b) To close temporarily any of the Common Areas for maintenance purposes so long as reasonable access to the Premises remains available;

(c) To designate other land outside the boundaries of the Project to be a part of the Common Areas;

(d) To add additional buildings and improvements to the Common Areas;

(e) To use the Common Areas while engaged in making additional improvements, repairs or alterations to the Project, or any portion thereof; and

(f) To do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Project as Sublessor may, in the exercise of sound business judgment, deem to be appropriate.

12. *CONSTRUCTION OF IMPROVEMENTS*: Sublessee, at Sublessee's cost, may make certain improvements ("the Work") to the Premises which shall be described and submitted for approval to Sublessor.

A. Sublessee's Work: The Sublessee shall be responsible for the cost of all Sublessee Improvements and shall obtain all necessary permits and governmental approvals. As used herein, the phrase 'cost of the construction of Sublessee Improvements' shall mean and refer to all costs expended by Sublessee relative to the construction of Sublessee Improvements, which shall include, but not limited to, costs of equipment, material and labor; contractor's field overhead and fees; cost of preparation of preliminary space plans and specifications and working drawings; governmental agency fees relating to said construction; costs of any requirements regarding construction which are imposed by any federal, state or local governmental entity or agency which are not reflected in the approved Plans and Specifications for the Sublessee Improvements; sales and use taxes (but not real property taxes); permits; plan check fees; bonds; demolition; and other costs directly related to the construction of the Sublessee Improvements. A detailed scope of work shall be provided to Sublessor prior to start of construction. All contractors and subcontractors shall be licensed by the State of California and insured.

B. Entry to Perform Work. Upon mutual execution of a Sublease, Sublessor shall permit Sublessee and Sublessee's agents to enter the Premises prior to the Commencement Date in order that Sublessee may do the Work. Sublessee agrees that any such entry into and occupation of the Premises shall be deemed to be under all of the terms, covenants, conditions and provisions of the Sublease except as to the covenant to pay the Rent, and further agrees that Sublessor shall not be liable in any way for any injury, loss or damage which may occur to any of the Work and installations made in the Premises or to any property placed therein prior to the Commencement of the Term, the same being at Sublessee's sole risk. During construction of Sublessee's Work, Sublessee shall obtain and maintain standard "course of construction" insurance in form and content reasonably acceptable to Sublessor naming Sublessor and Master lessor (and, at Sublessor's request, any mortgagee of the Land and/or Building) as additional insured. Prior to commencement of construction, Sublessee shall obtain and provide Sublessor liability insurance and certificates from all licensed contractors and subcontractors reasonably acceptable to Sublessor naming Sublessor and Master Lessor as additional insured.

C. Representatives. Sublessor appoints Sublessor's Representative to act for Sublessor and Sublessee appoints Sublessee's Representative to act for Sublessee in all matters covered by this section. All inquiries, requests, instructions, authorizations and other communications with respect to the matters covered by this section will be made to Sublessor's Representative or Sublessee's Representative, as the case may be. Either party may change its Representative at any time with three (3) days' prior written notice to the other party.

Sublessee's Representative:

Sublessor's Representative:

D. Sublessor's Approval. The Plans and Specifications (including any revisions requested by Sublessee), shall be subject to Sublessor's and Master Lessor's approval, which shall not be unreasonably withheld and shall be given (or denied, with the reasons therefor specified) within fifteen (15) days after receipt by Sublessor and Master Lessor of Sublessee's request thereof. Without limiting the foregoing, it shall not be unreasonable for Sublessor or Master Lessor to disapprove the Plans and Specifications if they require work which:

(a) negatively affects the structural integrity of the Building;

(b) is not approved by the Master Sublessor or holder of any mortgage or deed of trust encumbering the Building at the time the work is proposed. All contractors and subcontractors shall be licensed by the State of California and insured. Sublessor shall obtain approval for the work form the Master Lessor;

(c) would not be approved by a prudent owner of property similar to the Building;

(d) violates any agreement, which affects the Building or binds Sublessor;

(e) Sublessor reasonably believes will increase the cost of operation or maintenance of any of the systems of the Building;

(f) Sublessor reasonably believes will reduce the market value of the Premises or the Building at the end of the Term;

(g) does not conform to applicable building code or is not approved by any governmental authority with jurisdiction over the Premises; or

(h) does not conform to a quality consistent with other Sublessee improvements constructed using Building Standard materials within the Building or better.

E. Compliance with ADA. Sublessor and Sublessee are aware that a federal law, commonly known as the American with Disabilities Act ("ADA"), has recently become effective. Sublessor warrants that the premises (Land and/or Building) complied with ADA standards at the time any improvements were completed. Sublessee shall pay for and be responsible for ensuring that any of Sublessee's work (and any alterations thereto made by Sublessee) complies with the ADA.

F. Deferred Maintenance. Sublessor, at Sublessor's expense, shall correct water intrusion problem at west end of Building and paint the exterior of the Building prior to Sublessee's occupancy. Sublessee and Sublessor shall mutually agree on paint color.

Sublessor:
Sublessee:

13. *INSURANCE; INDEMNITY.*

13.1. **Payment of Premium Increases.**

(a) As used herein, the term "Insurance Cost Increase" is defined as any increase in the actual cost of the insurance applicable to the Building and/or the Project and required to be carried by Sublessor, pursuant to paragraph 13.2(b), 13.3(a) and 13.3(b), ("Required Insurance"), over and above the Base Premium, as hereinafter defined, calculated on an annual basis. Insurance Cost Increase shall be include, but not be limited to, requirements of the holder of a mortgage or deed of trust covering the Premises, Building Insurance Cost Increase shall not, however, include an premium increases resulting from the nature of the occupancy of any other tenant of the Building. The Base Premium shall be the annual premium applicable to the 12 month period immediately preceding the Start Date. If, however, the Project was not insured for the entirety of such 12-month period, then the Base Premium shall be the lowest annual premium reasonably obtainable for the Required Insurance as of the Start Date, assuming the most nominal use possible of the Building. In no event, however, shall Sublessee be responsible for any portion of the premium cost attributable to liability insurance coverage in excess of $2,000,000 procured under Paragraph 13.2(b).

(b) Sublessee shall pay any Insurance Cost Increase to Sublessor. Premiums for policy periods commencing prior to, or extending beyond, the term of this Sublease shall be prorated to coincide with the corresponding Start Date or Expiration Date.

13.2. **Liability of Insurance.**

(a) **Carried by Sublessee.** Sublessee shall obtain and keep in force a Commercial General Liability policy of insurance protecting Sublessee and Sublessor as an additional insured against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be on an occurrence basis providing single limit coverage in an amount not less than $1,000,000 per occurrence with an annual aggregate of not less than $2,000,000, an "Additional Insured-Managers or Sublessor's of Premises Endorsement" and contain the "Amendment of the Pollution Exclusion Endorsement" for damage caused by heat, smoke or fumes from hostile fire. The policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Sublease as an "insured contract" for the performance of Sublessee's indemnity obligations under this Sublease. The limits of said insurance shall not, however, limit the liability of Sublessee nor relieve Sublessee of any obligation hereunder. All insurance carried by Sublessee shall be primary to and not contributory with any similar insurance carried by Sublessor, whose insurance shall be considered excess insurance only.

(b) **Carried by Sublessor.** Sublessor shall maintain liability insurance as described in Paragraph 13.2(a), in addition to, and not in lieu of, the insurance required to be maintained by Sublessee. Sublessee shall not be named as an additional insured.

13.3. **Property Insurance – Building Improvements and Rental Value.**

(a) **Building Improvements.** Sublessor shall obtain and keep in force a policy of policies of insurance in the name of Sublessor, with loss and payable to Sublessor, Master Lessor, and to any Lender insuring loss or damage to the Premises. The amount of such insurance shall be equal to the full replacement cost of the Premises, as the same shall exist from time to time, or the amount required by any Lender, but in no event more than the commercially reasonable and available insurable value thereof. Sublessee Owned Alterations and Utility Installations, Trade Fixtures, and Sublessee's personal property shall be insured by Sublessee under Paragraph 13.4. If the coverage is available and commercially appropriate, such policy shall insure against all risks of direct physical loss or damage (expect the perils of flood and/or earthquake unless required by a Lender), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the Premises as the result of a covered loss. Said policy or policies shall also contain an agreed valuation provision in lieu of any coinsurance clause, waiver of subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $1,000 per occurrence.

(b) **Adjacent Premises.** Sublessee shall pay for any increase in the premiums for the property insurance of the Building and for the Common Areas or other buildings in the

Sublessor:
Sublessee:

Project if said increase is caused by Sublessee's acts, omissions, use or occupancy of the Premises.

(c) **Sublessee's Improvements.** Since Sublessor is the Insuring Party, Sublessor shall not be required to insure Sublessee Owned Alterations and Utility Installations unless the item in question has become the property of Sublessor under the terms of this Sublease.

13.4 **Sublessee's Property; Group Policy Insurance.**

(a) **Property Damage.** Sublessee shall obtain and maintain insurance coverage on all of Sublessee's property, Trade Fixtures, and Sublessee Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage with a deductible of not to exceed $1,000 per occurrence. The proceeds from any such insurance shall be used by Sublessee for the replacement of personal property, Trade Fixtures and Sublessee Owned Alterations and Utility Installations. Sublessee shall provide Sublessor with written evidence that such insurance in force.

(b) **Group Policies**. The Sublessee may obtain and maintain any insurance as part of a package or group policy with other insured properties of the Sublessee.

(c) **No Representation of Adequate Coverage.** Sublessor makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Sublessee's property, business operations or obligations under this Sublease.

13.5 **Insurance Policies.** Insurance required herein shall be by companies duly licensed or admitted to transact business in a state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least B+, V, as set forth in the most current issue of "Best's Insurance Guide", or such other rating as may be required by a Lender. Sublessee shall not do or permit to be done anything which invalidates the required insurance policies. Sublessee shall, prior the Start Date, deliver to Sublessor certified copies of policies of such insurance or certificates evidencing the existence and amounts of the required insurance. No such policy shall be cancelable or subject to modification except after 30 days prior to written notice to Sublessor. Sublessee shall, at least 30 days prior to the expiration of such policies, furnish Sublessor with evidence of renewals or "insurance binders" evidencing renewal thereof, or Sublessor may order such insurance and charge the cost thereof the Sublessee, which amount shall be payable by Sublessee to Sublessor upon demand. Such policies shall be for a term of at least one year, or the length of the remaining term of this Sublease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

13.6 **Waiver of Subrogation.** Without affecting any other rights or remedies, Sublessee and Sublessor each hereby release and relieve the other, and waive their entire right to recover damages against the other, for loss or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Sublessor or Sublessee, as the case may be, so long as the insurance is not invalidated thereby.

13.7 **Indemnity.** Except for Sublessor's gross negligence or willful misconduct, Sublessee shall indemnify, protect, defend and hold harmless the Premises, Sublessor and its agents, Sublessor's master or ground lessor, partners and Lenders, from and against any and all claims, loss of rents and/or damages, liens, judgements, penalties, attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with, the use and/or occupancy of the Premises by Sublessee. If any action or proceeding is brought against Sublessor by reason of any of the foregoing matters, Sublessee shall upon notice defend the same at Sublessee's expense by counsel reasonably satisfactory to Sublessor and Sublessor shall cooperate with Sublessee in such defense. Sublessor need not have first paid any such claim in order to be defended or indemnified.

13.8 **Exemption of Sublessor from Liability.** Sublessor shall not be liable for injury or damage to the person or goods, wares, merchandise or other property of Sublessee, Sublessee's employees, contractors, invitees, customers, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage , leakage, obstruction or other defects of pipers, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other case, whether the said injury or damage results from conditions arising upon the Premises or upon other portions of the Building, or from other sources or places. Sublessor shall not be liable for any damages arising from any act or

Sublessor: ______
Sublessee: ______

neglect of any other tenant of Sublessor nor from the failure of Sublessor to enforce the provisions of any other lease in the Project. Notwithstanding Sublessor's negligence or breach of this Sublease, Sublessor shall under no circumstances be liable for injury to Sublessee's business or for any loss of income or profit therefrom.

Property Addres- 5810 El Camino Real
Carlsbad, California 92008

Grubb & Ellis Company | Commercial Real Estate Services | State of California

SALE/LEASE AMERICANS WITH DISABILITIES ACT, Y2K AND HAZARDOUS MATERIALS DISCLOSURE

The United States Congress has enacted the Americans With Disabilities Act. Among other things, this act is intended to make many business establishments equally accessible to persons with a variety of disabilities; modifications to real property may be required. State and local laws also may mandate changes. The real estate agents in this transaction are not qualified to advise you as to what, if any, changes may be required now, or in the future. Owners and tenants should consult the attorneys and qualified design professionals of their choice for information regarding these matters. Real estate agents cannot determine which attorneys or design professionals have the appropriate expertise in this area.

Many buildings are dependent on computers, computer software applications or microchips (collectively, "Computers") that operate building systems like elevators, lighting, power, HVAC and security systems. Many of these Computers are date sensitive. Unless the Computers are Year 2000 Compliant (hereinafter defined), the Computers may experience operating problems or fail to operate when the date changes to a number the Computer does not properly recognize. In addition, many vendors providing services to or for the benefit of a building owner may rely on computers or software systems that are not Year 2000 Compliant. The failure of the vendor's systems may cause service interruptions when the date changes. Any Computer or vendor failures may have a significant impact upon the value of a building or any leasehold interest in a building. Year 2000 Compliant means that a Computer will properly read and process information involving dates in both the twentieth and twenty-first century, and that date information will be read or sorted in accurate sequence, and that the calculations involving dates will be performed properly, including leap year calculations.

The real estate professionals involved in this transaction are neither authorized nor qualified to advise you as to whether the Building, its systems or its vendors are Year 2000 Compliant. Nor are the professionals involved in this transaction qualified to advise you concerning whether the Seller or Owner has an adequate plan to bring it or the Property into Year 2000 Compliance, or to assure that the vendors providing goods or services to the property have adequately addressed the Year 2000 issue. It is the responsibility of the parties to a transaction to retain expert advisors to assist them in evaluating the potential Year 2000 Compliance issues relating to any particular transaction. The professionals involved in this transaction are not qualified to advise you concerning a potential expert's qualifications.

Various construction materials may contain items that have been or may in the future be determined to be hazardous (toxic) or undesirable and may need to be specifically treated/handled or removed. For example, some transformers and other electrical components contain PCB's, and asbestos has been used in components such as fire-proofing, heating and cooling systems, air duct insulation, spray-on and tile acoustical materials, linoleum, floor tiles, roofing, dry wall and plaster. Due to prior or current uses of the Property or in the area, the Property may have hazardous or undesirable metals, minerals, chemicals, hydrocarbons, or biological or radioactive items (including electric and magnetic fields) in soils, water, building components, above or below-ground containers or elsewhere in areas that may or may not be accessible or noticeable. Such items may leak or otherwise be released. Real estate agents have no expertise in the detection or correction of hazardous or undesirable items. Expert inspections are necessary. Current or future laws may require clean up by past, present and/or future owners and/or operators. It is the responsibility of the Seller/Lessor and Buyer/Tenant to retain qualified experts to detect and correct such matters and to consult with legal counsel of their choice to determine what provisions, if any, they may include in transaction documents regarding the Property.

To the best of Seller/Lessor's knowledge, Seller/Lessor has attached to this Disclosure copies of all existing surveys and reports known to Seller/Lessor regarding asbestos and other hazardous materials and undesirable substances related to the Property. Sellers/Lessors are required under California Health and Safety Code Section 25915 et seq. to disclose reports and surveys regarding asbestos to certain persons, including their employees, contractors, co-owners, purchasers and tenants. Buyers/Tenants have similar disclosure obligations. Sellers/Lessors and Buyers/Tenants have additional hazardous materials disclosure responsibilities to each other under California Health and Safety Code Sections 25359.7 and other California laws. Consult your attorney regarding this matter. Grubb & Ellis Company is not qualified to assist you in this matter or provide you with other legal or tax advice.

LESSOR: El Camino Partners	TENANT: Southwest Community Bank
By: Donald E. Shepardson	By: Frank J. Mercardante
Title: President	Title: President and CEO
Date: 9/11/00	Date:

ADA 12-98

EXHIBIT C

2-17 04

EXHIBIT 1

MASTER LEASE

LEASE

This Lease is made between CALIFORNIA FIRST BANK, TRUSTEE, hereinafter for convenience referred to as "Lessor", and NORTH COUNTY BANCORP, hereinafter for convenience referred to as "Lessee".

NOW, THEREFORE, IT IS AGREED between the parties hereto as follows:

I - DESCRIPTION OF LEASED PROPERTY

Lessor hereby leases to Lessee and Lessee hires from Lessor, on terms and conditions hereinafter set forth, the property known as follows:

5580 El Camino Real, Carlsbad, California,

consisting of approximately 13,400 square feet of concrete block and tilt up industrial building, together with appurtenant off-street parking and grounds, located on 1.41 acres, and legally described as follows:

Parcel C of Parcel Map No. 1703, filed in the Office of the County Recorder of San Diego County July 6, 1973, being a portion of Lot B of Rancho Agua Hedionda in the County of San Diego, State of California, according to Map thereof No. 323, filed in the Office of the County Recorder November 16, 1896,

hereinafter referred to as the "leased property".

II - TERM

The term of this Lease shall be for a period of ten (10) years. Upon determination of the exact commencement date of the Lease, both parties shall execute the addendum attached hereto indicating the exact commencement date and expiration date of the term.

III - RENT

Lessee shall pay to Lessor for basic rent of said leased property a monthly rental of Dollars ( ), payable as follows:

$ at the execution of this Lease. $ shall be applied as the first month's rental due under the lease, and $ shall be retained by Lessor and applied as the last month's rental under the term of the lease.

$ per month, thereafter, payable in advance.

V - NET, NET, NET LEASE

The parties agree that this is a net, net, net type of Lease, and Lessee is responsible for all taxes and assessments levied on the property during the term of this Lease, all fire insurance and liability insurance premiums and all repairs and maintenance of the improvements of the leased property, except as hereinafter set forth in the Article entitled "REPAIRS AND MAINTENANCE".

VI - USE OF THE LEASED PROPERTY

Lessee shall use the leased property for the purpose of conducting a branch of its banking business, together with any incidental business in furtherance thereof and any other lawful purpose. Lessee agrees not to commit, or suffer to be committed, any waste upon the leased property or any nuisance in or upon any part of the leased property.

VII - SIGNS

Lessee and sublessees may place exterior signs on their respective portions of the leased property, provided such signs are not in violation of any governmental statute, rule, ordinance or regulation, and provided further that such exterior signs are subject to the prior written approval of Lessor, which shall not be unreasonably withheld as to size, color or design.

VIII - IMPROVEMENTS

Lessor shall deliver the leased property to Lessee, clean and free of debris, on the commencement date of the term of the lease. Lessor warrants to Lessee that the plumbing, lighting, air conditioning, heating and loading doors located in the building on the leased property shall be in good operating condition on the commencement date of the term of the lease. In the event that it is determined that this warranty has been violated, then it shall be the obligation of the Lessor, after receipt of written notice from Lessee, setting forth with specificity the nature of the violation, to promptly, at Lessor's sole cost, rectify such violation. Lessee's failure to give such written notice to Lessor within sixty (60) days after the commencement of the term of the lease shall cause the conclusive presumption that Lessor has complied with all of Lessor's obligations hereunder. Lessor further warrants that the parking lot shall be repaired to eliminate existing "pot holes" and/or broken asphalt or concrete, and shall cause the parking lot to be completely resealed.

Lessee shall be responsible for any improvements to the

leased property in order to use the leased property. Lessee has authority to construct any improvements that it may desire within the leased property, subject to the writtenapproval of Lessor and subject to the following terms and conditions:

a. Such approval shall not be unreasonably withheld

b. Lessor's decision on the approval or non-approval shall be conveyed to Lessee within fifteen (15) days after receipt of the request from Lessee with the necessary plans and documents for Lessor to make a decision. If Lessor does not convey to Lessee its approval or non-approval within fifteen (15) days after receipt of the request from Lessee with the necessary plans and documents for Lessor to make a decision, it shall be presumed that the improvements are approved by Lessor.

All improvements or changes to the leased property or materials necessary for the improvements by Lessee shall be installed or furnished by Lessee at the expense of Lessee. Any improvements or alterations of the leased property, excluding trade fixtures or removable property, shall become at once a part of the realty.

IX - MECHANICS LIENS

Lessee shall keep the leased property free from any liens arising out of work performed, materials furnished or obligations incurred by Lessee.

X - UTILITIES

Lessee agrees to pay for all utilities, or any other commodities, conveniences or services used by Lessee, in, upon or about the leased property during the term of the lease, including, but not limited to, all charges for water, sewer, trash pick-up, gas, electricity and telephone.

XI - REPAIRS AND MAINTENANCE

Lessor, at its sole expense, shall keep and maintain, in good condition, the structural parts of the building(s) and other improvements that are part of the leased property, which structural parts include the foundations, bearing and exterior walls (excluding glass and doors), sub-flooring, as well as the unexposed electrical, plumbing and sewage systems. In reference to the roof, Lessee, at its sole expense, shall be responsible for the repairs and maintenance of the roof. If, during the term of the lease, it is determined by a reputable roofing contractor that it is necessary for the roof to be replaced, Lessor, at its sole expense, shall be responsible for the replacement of the roof.

In all other respects, Lessee, at its sole expense, shall keep and maintain the leased property in good and sanitary order, condition and repair during the term of this lease.

Lessor shall have thirty (30) days after notice from Lessee to commence performance of the obligations under this paragraph, except that Lessor shall perform its obligations immediately if the nature of the problem presents a hazard or emergency. If Lessor does not perform its obligations within the time limitations set forth herein, Lessee may perform the obligations and have the right to be reimbursed for the sum it actually expends. If Lessor does not reimburse Lessee within thirty (30) days after demand from Lessee, Lessee shall have the right to withhold from the rent due Lessor such sum as Lessee has expended until it is reimbursed in full.

XII - TAXES AND ASSESSMENTS

Lessee shall pay, before the same becomes delinquent, any and all taxes or assessments that may be levied and become due on the leased property during the term of the Lease. Lessee shall also pay all taxes, charges, licenses and demands levied upon or against the business of the Lessee conducted upon the leased property, together with the taxes upon all personal property of the Lessee used in or upon the leased property. Lessee may in good faith contest any such taxes or assessments by appropriate proceedings.

XIII - UNIMPAIRED ACCESS

Lessee shall have full and unimpaired access to the premises at all times during the term of the lease.

XIV - SHORT FORM OF LEASE

A short form of Lease, or memoranda of this Lease, for recording only, referring to this Lease by reference and describing the premises hereby leased, shall be executed at the same time this Lease is executed, to be recorded prior to the recording of any mortgage or trust deed thereon. Lessor and Lessee agree that no lease concerning the demised premises shall be recorded except the short form Lease, or memoranda of this Lease, provided hereby.

XV - LIABILITY INSURANCE

Lessee agrees to take out and keep in force and effect during the life hereof, at Lessee's expense, public liability insurance in companies acceptable to the Lessor to protect against any liability to the public incident to the use of or resulting from any accidents occurring in or about the leased property, the liability under such insurance to be not less than $300,000.00 for any one person injured, or $1,000,000.00 for any one accident, or $300,000.00 for property damage. These policies shall insure the contingent liability of Lessor, and Lessee is to deliver to Lessor a copy of the insurance coverage and a written obligation from the insurance carrier or carriers to notify Lessor in writing prior to any cancellation thereof, and Lessee agrees, if Lessee does not keep such insurance in full force and effect, the Lessor may take out the necessary insurance and pay the premium and the repayment thereof shall be deemed to be part of the rental and payment as such on the next day upon which the rent become due.

XVI- FIRE INSURANCE

Lessee shall be responsible for carrying the necessary fire insurance on the buildings and improvements on the leased property with sufficient coverage to allow a replacement cost endorsement.

Lessee shall also be responsible for carrying the necessary fire insurance on its own fixtures, equipment, inventory and stock and all other items located on the leased property belonging to Lessee.

These policies shall insure the interest of Lessor, as may be applicable, and Lessee is to deliver to Lessor a copy of the insurance policies and a written obligation from the insurance carrier or carriers to notify Lessor in writing prior to any cancellation thereof, and Lessee agrees, if Lessee does not keep such insurance in full force and effect, Lessor may take out the necessary insurance and pay the premium or premiums, and the repayment thereof shall be deemed to be part of the rental and payment as such on the next day upon which the rent becomes due.

XVII - RIGHT OF LESSOR TO PAY ANY UNPAID CHARGES ON LEASED PROPERTY

Irrespective of any other rights of Lessor set forth in this Lease, in the event Lessee shall fail to pay and discharge or cause to be paid and discharged, when due and payable, any assessment or other charge upon or in connection with the leased property, or any lien or claim for labor or material employed or used in, or any claim for damages arising out of, the construction, repair, restoration, replacement, maintenance and use of the leased property or any other claim, charge or demand which Lessee has agreed to pay or cause to be paid under the provisions of this Lease, and if Lessee, after fifteen (15) days' written notice from Lessor so to do, shall fail to pay and discharge the same, then Lessor may, at Lessor's option, pay any such tax, assessment, insurance expense, lien, claim, charge or demand, or settle or discharge any action therefor or judgment thereon; and all costs, expenses and other sums incurred or paid by Lessor in connection with any of the foregoing shall be paid by Lessee to Lessor, upon demand, together with interest thereon at the rate of ten per cent (10%) per annum from the date paid, and any default in such repayment shall constitute a breach of the covenants and conditions of this Lease.

XVIII - COMPLIANCE WITH LAW

Lessee shall, at the sole cost and expense of Lessee, comply with all of the requirements of all Municipal, State and Federal authorities now in force, or which may hereafter be in force, pertaining to the leased property, and shall faithfully observe in the use of the leased property all Municipal ordinances and State and Federal statutes now in force or which may hereafter be in force. The judgment of any court of competent jurisdiction or the admission of Lessee in any action or proceeding against Lessee, whether Lessor be a party thereto or not, that Lessee has violated any such ordinance or statute in the use of the leased property shall be conclusive of that fact as between Lessor and Lessee.

XIX - ASSIGNMENT OR SUBLETTING

Lessee shall not assign this Lease, or any interest therein, and shall not sublet the leased property or any part thereof, or any right or privilege appurtenant thereto, or suffer any other persons (the agents and servants of the Lessee excepted) to occupy or use the leased property, or any portion thereof, without the prior written consent of Lessor. A consent to one assignment, subletting, occupation or use by another person shall not be deemed to be a consent to any subsequent assignment, subletting, occupation or use by another person. Any such assignment or subletting, without such consent, shall be void and shall, at the option of Lessor, terminate this Lease. This Lease shall not, nor shall any interest therein, be assignable, as to the interest of Lessee, by operation of law, without written consent of Lessor. Lessor agrees not to unreasonably withhold its consent to any assignment or subletting.

XX - LESSOR TO BE HELD HARMLESS

Lessee, as a material part of the consideration to be rendered to Lessor, hereby waives all claims against Lessor for damages to goods, wares and merchandise in, upon or about the leased property, and for injuries to Lessee, his agents or third persons in or about the leased property from any cause, except negligent or willful acts of Lessor, arising at any time, and Lessee will hold Lessor exempt and harmless from any damage or injury to any person, or to the goods, wares and merchandise of any person arising from the use of the leased property by Lessee, or from the failure of Lessee to keep the leased property in good condition and repair, as herein provided.

XXI - NON-LIABILITY OF OWNER FOR DAMAGES

This Lease is made upon the express condition that Lessor is to be free from all liability and claim from damages by reason of any injury to any person or persons including Lessee, or property of any kind whatsoever and to whomsoever belonging, including Lessee, from any cause or causes whatsoever while in, upon or in any way connected with the leased property during the term of this Lease or any extension hereof or occupancy hereunder, Lessee hereby covenanting and agreeing to indemnify and save harmless Lessor from all liability, loss, cost and obligations on account of or arising out of any such injuries or losses, however occurring, except by negligence or willful acts of Lessor.

XXII - REMEDIES OF LESSOR ON DEFAULT

Should default be made in the payment of any of the rent to be paid hereunder and such default continue for a period of ten (10) days after written notice from Lessor to Lessee, or should default be made in the performance or observance of any other condition or covenant herein required to be performed or observed by Lessee, and such default continue for a period of thirty (30) days after written notice from Lessor to Lessee specifying such default, then, in any such event, and in addition to any and all other rights or remedies of Lessor hereunder and/or by law provided, it shall be lawful for Lessor, at sole option of Lessor, to declare the term hereof ended and to re-enter the leased property and take possession thereof and remove all persons therefrom, and Lessee shall have no further claim thereon or hereunder; provided, however, that, if the default complained of (money payment excepted) is of such a nature that the same cannot be rectified within the period allowed for curing such default, then such default shall be deemed to be rectified if Lessee shall have commenced within such period to comply with the provisions hereof which have been breached by it, and, if Lessee shall, with all diligence, proceed to rectify such default; or Lessor, at option of Lessor, and without declaring this Lease ended, may re-enter the leased property and lease the whole or any part thereof for and on account of Lessee for a term greater or lesser than the remaining balance of the leased term, and on such other terms and conditions and for such reasonable rent as Lessor may deem proper, and may collect said rent or any other rent that may thereafter become payable and apply the same toward the amount due or thereafter to become due from Lessee and on account of the reasonable expenses of such subletting incurred by Lessor. Should such rental be less than that herein agreed to be paid by Lessee, Lessee agrees to pay such deficiency to Lessor and to pay to Lessor, forthwith upon any such reletting, the costs and expenses Lessor may incur by reason thereof.

XXIII - INSOLVENCY, RECEIVER.

Either the appointment of a receiver to take possession of all or substantially all of the assets of Lessee, or a general assignment by Lessee for the benefit of creditors, or any action taken or suffered by Lessee under any insolvency or bankruptcy act shall constitute a breach of this Lease by Lessee.

XXIV - ATTORNEY'S FEES

In the event of the bringing of any action by either party hereto as against the other hereon or hereunder, or by reason of the breach of any covenant or condition on the part of the other party, or arising out of this Lease, then, and in that event, the party in whose favor final judgment shall be entered shall be entitled to have and recover of and from the other reasonable attorney's fees to be fixed by the Court wherein such judgment shall be entered.

XXV - DESTRUCTION OF LEASED PROPERTY

In the event of any partial destruction of the said leased property during the said terms, from any cause, Lessor shall forthwith repair the same, provided such repairs can be made within ninety (90) working days under the laws and regulations of State, Federal, County or Municipal authorities, but such partial destruction shall in no way annul or void this Lease, except the Lessee shall be entitled to a proportionate deduction, to be based upon the extent to which the making of such repairs shall interfere with the business carried on by Lessee in the said leased property. If the repairs cannot be made in ninety (90) working days, Lessor may, at his option, make same within a reasonable time, provided Lessor is proceeding with due diligence to make such repairs and this lease shall contine to be in full force and effect, with the rent to be proportionately rebated as aforesaid in this paragraph provided. In the event the Lessor does not so elect to make such repairs which cannot be made in ninety (90) working days, or such repairs cannot be made under such laws and regulations, this Lease may be terminated at the option of either party.

In respect to any partial destruction which Lessor is obligated to repair or may elect to repair under the terms of this paragraph, the provisions of Section 1932.2 and Section 1933.4 of the Civil Code of the State of California are waived by Lessee.

The pertinent sections, above referred to, of the Civil Code of the State of California read as follows:

> Section 1932. The hirer of a thing may terminate the hiring before the end of the term agreed upon:
>
> (2) When the greater part of the thing hired, or that part which the letter had at the time of the hiring reason to believe was the material inducement to the hirer to enter into the contract, perishes from any other cause than the want of ordinary care of the hirer.
>
> Section 1933. The hiring of a thing terminates:
>
> (4) By the destruction of the thing hired.

In the event that the building in which the leased property may be situated be destroyed to the extent of not less than 33 1/3 per cent of the replacement cost thereof, Lessor or Lessee may elect to terminate this Lease, whether the leased property underlying the building be injured or not. A total destruction of the building in which the said leased property may be situated shall terminate this Lease.

In the event of any dispute between Lessor and Lessee, relative to the provisions of this paragraph, they shall each select an arbitrator, the two arbitrators so selected shall select a third arbitrator and the three arbitrators so selected shall hear and determine the controversy, and their decisions thereon shall be final and binding upon both Lessor and Lessee who shall bear the cost of such arbitration equally between them.

XXVI - EMINENT DOMAIN

If the entire leased property shall be appropriated or taken under the power of eminent domain by any public or quasi-public authority, this Lease shall terminate and expire as of the date of such taking, and the Lessee and Lessor shall thereupon be released from any liability thereafter accruing hereunder. The taking shall be considered to take place as of the later of the following:

1. The date actual physical possession is taken by the condemnor, or,

2. The date on which the right to compensation

and damages accrues under the law applicable to the leased property.

If, by reason of any appropriation or taking, regardless of the amount so taken, the portion of the leased property not so taken cannot be so repaired or reconstructed, taking into consideration the amount of the award available for repair or reconstruction, as to constitute a complete, rentable structure, capable of producing a proportionately fair and reasonable net annual income after payment of all operating expenses, the rental (as reduced as a result of the taking) and all other charges payable under this Lease, and after performance of all covenants and conditions required of Lessee by law and under this Lease, Lessee shall have the right to terminate this Lease as of the date of taking, upon giving written notice of such election to Lessor within sixty (60) days after the date Lessee receives notice of the intended taking.

In the event this Lease continues in effect after a portion of the leased property has been taken, thereafter the monthly rental provided for in this Lease shall be reduced on an equitable basis, taking into account the relative market value of the leased property before and after the taking.

In the event of a total taking, or partial taking wherein this Lease continues in effect, all sums, including damages and interest, awarded for the fee title of the leased property, the leasehold, and the improvements thereon, shall be distributed in such manner as may be just and equitable under the circumstances, to be determined as the parties may agree. Circumstances to be considered shall include the economics of operating any remaining portion of the leased property by Lessee, the cost of restoration and the balance of the term remaining.

For purposes of this article, a voluntary sale or conveyance in lieu of condemnation, but under threat of condemnation, shall be deemed an appropriation or taking under the power of eminent domain.

Lessor, Lessee and all persons and entities holding under Lessee shall each have the right to represent his or its respective interest in each proceeding or negotiation with respect to a taking or intended taking and to make full proof of its claims. Lessee shall be entitled to compensation for the value of the loss of use of improvements constructed by Lessee, loss to Lessee's trade fixtures and removable personal property, leasehold interest in the leased property, or damage for cessation or interruption of Lessee's business, and any other proper loss claimed. No agreement, settlement, sale or transfer to or with the condemning authority shall be made without the consent of Lessor and Lessee. Lessor and Lessee each agrees to execute and deliver to the other any instruments that may be required to effectuate or facilitate the provisions of this Lease relating to condemnation.

Any question, dispute or misunderstanding relating to any appropriation or taking, or arising under this article, shall be handled by arbitration as hereinafter provided. Each party shall each select an arbitrator, the two arbitrators so selected shall select a third arbitrator, and the three arbitrators so selected shall hear and determine the controversy, and their decisions thereon shall be final and binding upon both parties, who shall bear the cost of such arbitration equally between them.

XXVII - NOTICE

Any and all notices or demands by or from Lessor to Lessee, or Lessee to Lessor, shall be in writing. They shall be served either personally or by certified mail, return receipt requested. If served personally, service shall be conclusively deemed made at the time of service. If served by certified mail, service shall be conclusively deemed made forty-eight (48) hours after deposit thereof in the United States mail, postage prepaid and certified mail fee prepaid, addressed to the party to whom such notice or demand is to be given.

Any notice or demand to Lessor may be given to Lessor at:

CALIFORNIA FIRST BANK, TRUSTEE
c/o Trust Real Estate Services
P. O. Box 109
San Diego, California 92112,

or to such other address as Lessor may from time to time indicate in writing.

Any notice or demand to Lessee may be given to Lessee at:

NORTH COUNTY BANCORP
444 South Escondido Boulevard
Escondido, California 92025,

or to such other address as Lessee may from time to time indicate in writing.

XXVIII - WAIVER

The waiver by Lessor of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition herein contained. The subsequent acceptance of rent hereunder by Lessor shall not be deemed to be a waiver of any preceding breach by Lessee of any term, covenant or condition of this Lease other than the failure of Lessee to pay the particular rental so accepted, regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

XXIX - SURRENDER OF LEASE NOT MERGER

The voluntary surrender of this Lease by Lessee, or a mutual cancellation thereof, shall not work a merger, and, in the event of such surrender or cancellation, Lessor shall have the right to terminate all or any existing subleases or subtenancies, or to enforce some or all of the same as the assignee of Lessee.

XXX - PARTIAL INVENTORY

If any term, covenant, condition or provisions of this Lease is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

XXXI - HOLDING OVER

This Lease shall terminate and become null and void without further notice upon the expiration of the term specified, and any holding over by Lessee after the expiration of said term shall not constitute a renewal thereof or give Lessee any rights hereunder or in or to the leased property, except as otherwise provided herein, it being understood and agreed that this Lease cannot be renewed, extended or in any manner modified except by a writing signed by both Lessor and Lessee.

XXXII - OPTION TO RENEW

It is further agreed that, in the event Lessee fulfills all the terms and provisions of this Lease during the term hereof and any extension thereof, Lessee shall have the right and option to renew or extend this Lease for six (6) additional terms of five (5) years each, commencing at the expiration of the original term or any extension thereof, under the same terms and conditions as provided for herein.

If Lessee desires to exercise this option, Lessee shall give written notice to Lessor at least ninety (90) days prior to the expiration of the term of the Lease then in effect.

XXXIII - FIRST RIGHT OF REFUSAL

In the event that Lessor shall receive a bona fide offer to purchase the real property herein leased during the term of the Lease, or any extension thereof, and such offer shall be satisfactory to Lessor, Lessor agrees to give to Lessee the privilege of purchasing the said real property at the price and on the terms and conditions of the offer so made, said privilege to be given by written notice sent to

Lessee, requiring Lessee to accept it in writing and to sign a suitable form of contract of purchase for the same price and same terms and conditions as the said offer within the period of thirty (30) days after mailing of such notice. In the event of the failure of Lessee to accept such offer to purchase or sign a contract of purchase within the said thirty (30) day period, then and in that event, the privilege to Lessee herein shall be null and void and Lessor shall be at liberty to sell the said real property to another person or entity under the terms and conditions and the price submitted in such offer of purchase.

XXXIV - TIME

Time is of the essence of this Lease.

XXXV - CAPTIONS

The title or headings to the paragraphs of this Lease are not a part of the Lease and shall have no effect upon the construction or interpretation of any part thereof. It is hereby agreed that the singular wherever used herein shall include the plural, and the masculine, the feminine.



XXXVI - BINDING ON SUCCESSORS

The covenants and conditions herein contained shall, subject to the provisions as to assignment or subletting, apply to, bind and inure to the benefit of the successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Lease on the date affixed below the signatures of the parties.

LESSOR	LESSEE
CALIFORIA FIRST BANK, TRUSTEE	NORTH COUNTY BANCORP
By ________________	By ________________
Senior Real Estate Officer (Title)	PRESIDENT (Title)

By ______________________ By ______________________

Vice President
(Title)

VICE PRESIDENT/CHIEF FINANCIAL OFFICER
(Title)

Date of Execution:

October 17, 1983

Date of Execution:

FEBRUARY 17, 1984

ADDENDUM

The term of the Lease between CALIFORNIA FIRST BANK, TRUSTEE, (Lessor) and NORTH COUNTY BANCORP (Lessee) is hereby agreed between the parties to commence on February 17, 1984 and terminate on February 17, 1994.

LESSOR	LESSEE
CALIFORIA FIRST BANK, TRUSTEE	NORTH COUNTY BANCORP
By [signature]	By [signature]
SENIOR REAL ESTATE OFFICER (Title)	PRESIDENT (Title)
By [signature]	By [signature]
TRUST OPERATIONS OFFICER (Title)	VICE PRESIDENT/CHIEF FINANCIAL OFFICER (Title)
Date of Execution:	Date of Execution:
MARCH 13,1984	FEBRUARY 17, 1984

MEMORANDUM

OF

LEASE

This Memorandum of Lease is made this 17th day of FEBRUARY, 1984, by and between CALIFORNIA FIRST BANK, TRUSTEE ("Lessor") and NORTH COUNTY BANCORP ("Lessee")

WITNESSETH

It is agreed by and between Lessor and Lessee that a certain Lease was executed on FEBRUARY 17, 1984, upon certain terms and conditions covering the following described real property:

> Parcel C of Parcel Map No. 1703, filed in the Office of the County Recorder of San Diego County July 6, 1973, being a portion of Lot B of Rancho Agua Hedionda in the County of San Diego, State of California, according to Map thereof No. 323, filed in the Office of the County Recorder November 16, 1896,

IN WITNESS WHEREOF, the parties hereto have executed this Memorandum of Lease on the date first above written.

LESSOR	LESSEE
CALIFORIA FIRST BANK, TRUSTEE	NORTH COUNTY BANCORP
By	By
SENIOR REAL ESTATE OFFICER (Title)	PRESIDENT (Title)
By	By
TRUST OPERATIONS OFFICER (Title)	VICE PRESIDENT/CHIEF FINANCIAL OFFICER (Title)

AMENDMENT TO LEASE

This Amendment to Lease is made between CALIFORNIA FIRST BANK, TRUSTEE, hereinafter for convenience referred to as "Lessor", and EL CAMINO REAL PARTNERS, a California general partnership, hereinafter for convenience referred to as "Lessee".

Recitals:

1. Lessor and NORTH COUNTY BANCORP, as Lessee, have previously entered into a Lease, executed on October 17, 1983 by Lessor and February 17, 1984 by NORTH COUNTY BANCORP, for lease of the property known as 5580 El Camino Real, Carlsbad, California, a copy of said executed Lease attached hereto and incorporated herein by reference, and said Lease hereinafter for convenience referred to as "the Lease".

2. NORTH COUNTY BANCORP has assigned the Lease to EL CAMINO REAL PARTNERS, as Assignee of NORTH COUNTY BANCORP, and such assignment has been consented to by Lessor.

3. As a result of said assignment, EL CAMINO REAL PARTNERS is now the Lessee under the said Lease.

4. Lessor and Lessee desire to amend certain sections of the Lease.

NOW, THEREFORE, in consideration of the recitals and covenants herein set forth, the parties agree as follows:

1. Section IV, entitled "ADDITIONAL RENTAL", in the Lease is deleted and the following Section ~~II~~ IV is substituted therefor:

IV - ADDITIONAL RENTAL

In addition to the basic rent, the monthly rental shall be adjusted

end of five (5) years of the original term of the lease and each five (5) years of any extended term

in the Consumers Price Index ("CPI") for Urban Consumers, All Items - San Diego, published by the United States Department of Labor, Bureau of Labor Statistics.

For purpose of determining the monthly rental for the second five (5) years of the original term of the lease (or any extended term of five (5) years of the lease, whichever is applicable), the adjustment shall be

In no event shall the increase for any one year exceed eight per cent (8%).

As an illustration of the application of this adjustment, the following example is set forth:

If the Consumers Price Index is no longer published by the United States Department of Labor, Bureau of Labor Statistics, another index generally recognized as authoritative shall be substituted by agreement of the parties.

Anything to the contrary notwithstanding, the monthly rental shall not be decreased to less than

2. Section VI, entitled "USE OF THE LEASED PROPERTY", in the Lease is deleted and the following Section VI is substituted therefor:

VI - USE OF THE LEASED PROPERTY

Lessee shall use the leased property for any lawful purpose. Lessee agrees not to commit, or suffer to be committed, any waste upon the leased property or any nuisance in or upon any part of the leased property.

3. Section XII, entitled "TAXES AND ASSESSMENTS", in the Lease is deleted and the following Section XII is substituted therefor:

XII - TAXES AND ASSESSMENTS

Lessee shall pay, before the same becomes delinquent, any and all taxes or assessments that may be levied and become due on the leased property during the term of the Lease, except those taxes or assessments which are a result of the sale of the leased property by Lessor. In the event of any such sale by Lessor, the Lessee shall only be obligated to pay the amount of taxes or assessments that Lessee would have been obligated to pay, if there was no sale of the leased property by Lessor. Lessee shall also pay all taxes, charges, licenses and demands levied upon or against the business of the Lessee (or any sublessee) used in or upon the leased property. Lessee may in good faith contest any such taxes or assessments by appropriate proceedings.

4. Section XIX, entitled "ASSIGNMENT OR SUBLETTING", in the Lease is deleted and the following Section XIX substituted therefor:

XIX - ASSIGNMENT OR SUBLETTING

Lessee shall not assign this Lease, or any interest therein, without the prior written consent of Lessor. Lessor agrees not to unreasonably withhold its consent to any assignment. A consent to one assignment shall not be deemed to be a consent to any subsequent assignment. Any such assignment, without such consent, shall be void and shall, at the option of Lessor, terminate this Lease. This Lease shall not, nor shall any interest therein, be assignable, as to the interest of Lessee, by operation of law, without written consent of Lessor. In the event Lessor is requested by Lessee, and Lessor consents to an assignment, Lessor shall require and Lessee agrees to immediately pay the Lessor the sum of Five Hundred Dollars ($500.00) to cover Lessor's handling charges for each separate consent to assignment Lessor is requested to approve.

Lessee may at any time sublet the leased property or any part thereof, without the consent of Lessor, subject to the following conditions:

1. Lessee is not in default under the terms and conditions of this Lease at the time of the sublease.

2. The sublease shall be subject to the terms and conditions of this Lease.

3. The term of the sublease shall not terminate after the then-existing term of the Lease.

4. Lessee shall not be relieved of any of the terms and conditions of this Lease.

5. As amended hereby the terms and conditions set forth in the Lease attached hereto and incorporated by reference are reaffirmed.

LESSOR

LESSEE

CALIFORIA FIRST BANK, TRUSTEE

By [signature]

Real Estate Officer
(Title)

By [signature]

Trust Operations Officer
(Title)

Date of Execution:

May 16, 1986

EL CAMINO REAL PARTNERS

By [signature]
DONALD E. SHEPARDSON
A General Partner

By [signature]
DONALDA G. SHEPARDSON
A General Partner

By [signature]
KENDALL L. SHERROD
A General Partner

By [signature]
LINDA M. SHERROD
A General Partner

By [signature]
DENNIS A. EVANS, Co-Trustee of
the EVANS TRUST established
February 28, 1986,
A General Partner

By [signature]
MYRNA EVANS, Co-Trustee of
the EVANS TRUST established
February 28, 1986,
A General Partner

Date of Execution:

5/14/86

EL CAMINO REAL PARTNERS

A General Partnership

E C
R P

October 15, 1998

Union Bank of California
P.O. Box 85552
San Diego, CA 92186-5552

ATTENTION: Heather Rogers
Assistant Asset Manager
Trust Real Estate Services

SUBJECT: Execution of Lease Option
February 17, 1999 through February 17, 2004
5810 El Camino Real
Carlsbad, CA ~~92071~~ 92008

Dear Ms. Rogers:

The purpose of this letter is to notify you of our intent to extend the existing lease between Suzanne P. Dillon, Janice Engelhard, Steven K. Palmer, and Priscilla P. Waldvogel, collectively lessors in El Camino Real Partners, a California General Partnership, Lessee. We propose that the lease be extended in accordance with the provisions of Paragraph 4 of the original lease executed February 17, 1984, as amended by the Assignment of Lease Agreement, dated May 15, 1986, and further amended by the second amendment to the lease, executed on multiple dates in December 1993. We further understand that the additional rent that may be required will be determined based on the provisions of Section IV of the original lease agreement.

We ask that you provide us, at your earliest convenience, with an estimate of any increase in the rental rate, as determined by the above referenced Section IV.

Please acknowledge your receipt of this letter by executing one copy and returning same to this office.

10035 Prospect Ave. Santee, California 92071
(619) 449-9830

elcamino\union.bak

Thank you for your cooperation.

Respectfully submitted,

EL CAMINO REAL PARTNERS

D. E. Shepardson,
Partner

cc: (1) Addressee (Certified Mail)

Acknowledged by:

Marilea Swenson VP 12-8-98

Signature Date

including the making of all payments due or payable on behalf of Lessor under the lease when due and payable.

Executed at San Diego, California on the date and year first written above.

ASSIGNOR
North County Bancorp

By: ______________________
Michael J. Gilligan
Its: Chief Financial Officer

By: ______________________
Its: President

ASSIGNEE
El Camino Real Partners

By: ______________________
Donald E. Shepardson, a general partner

By: ______________________
Donalda G. Shepardson, a general partner

By: ______________________
Kendall L. Sherrod, a general partner

By: ______________________
Linda M. Sherrod, a general partner

By: ______________________
Dennis A. Evans, Co-Trustee of the Evans Trust established February 28, 1986

By: [signature]
Myrna Evans, Co-Trustee of the
Evans Trust established
February 28, 1986

CONSENT OF LESSOR

The undersigned is the Lessor in the Lease and hereby consents to the consignment of the Lease hereby expressly releasing the Lessee from any further liability or obligation under the terms of the lease.

LESSOR
California First Bank, Trustee

By: [signature]
Its: Real Estate Officer

By: [signature]
Its: Trust Operations Officer

0941G/3

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Basic
Original Type: Auto
Auto Exposure: Off
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Resolution: 300 x 300
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Folder: offic000
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TRANSWESTERN
COMMERCIAL SERVICES

330 N. Brand Blvd
Suite 690
Glendale, CA 91203
Phone: 818.500.9436
Fax: 818.500.1641
www.transwestern.net

November 14, 2003

Mr. Steven Ahlquist
Southwest Community Bank
P.O. Box 131690
Carlsbad, CA 92013-1960

RE: Office Lease for Southwest Community Bank
330 North Brand Blvd., Glendale, CA

Dear Steve:

Enclosed is one original copy of the lease with all changes for Suite 525 at 330 N. Brand.

Should you have any questions, please do not hesitate to call me.

Sincerely,

Transwestern Property Company West, LLC
d/b/a Transwestern Commercial Services as

Spencer Wilson
Vice President
Management Services

Enclosures

MM Equity No. 0305

OFFICE LEASE

THIS LEASE, made as of September, 2003 by and between MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, a Massachusetts corporation ("Landlord") through its agent CORNERSTONE REAL ESTATE ADVISERS, INC., having an address at 10866 Wilshire Boulevard, Suite 800, Los Angeles, California 90024, and Southwest Community Bank, a California Banking corporation ("Tenant") having its principal office at 5810 El Camino Real, Suite "D", P. O. Box 131690, Carlsbad, California 92013-1690.

INDEX

EXHIBITS

ARTICLE 1

BASIC PROVISIONS

A. Tenant's Tradename: Southwest Community Bank

B. Tenant's Address: 5810 El Camino Real, Suite D, P. O. Box 131690, Carlsbad, California 92013-1690

C. Office Building Name: 330 North Brand Boulevard

D. Premises: Suite/Unit No.: 525
Square feet (Rentable): 2,096

E. Landlord: Massachusetts Mutual Life Insurance Company

F. Landlord's Address: c/o Cornerstone Real Estate
Advisers, Inc.
10866 Wilshire Boulevard, Suite 800
Los Angeles, California 90024

G. Building Manager/Address: Transwestern Commercial Services, 330 North Brand Boulevard, Suite 690, Glendale, California 91203

H. Commencement Date: The ~~later~~ of ~~December~~ 1, 2003, or substantial completion of Tenant Improvements

I. Expiration Date: ~~The later~~ of ~~November~~ 30, 2008 or 60 months from Commencement Date

1. Cancellation Option: Unless there is a Tenant default under the Lease, Tenant shall have the one-time option to cancel the Lease as of the third (3rd) anniversary of the Lease Commencement Date provided Tenant gives Landlord at least nine (9) months prior written notice together with a check payable to Landlord in the sum of (1) the unamortized costs (amortized over the initial Lease Term at four percent (4%) of the Base Rent abatement (if any), Tenant Improvement Allowance, brokerage commissions paid by Landlord and any other economic concessions, such as free rent in months two (2) and three (3), granted by Landlord; plus (2) an amount equal to two (2) months of Base Rent and Operating Expense escalations (if any) payable to Tenant.

2. Temporary Occupancy: Tenant shall be allowed to occupy approximately 1,000 rentable square feet, upon full execution of a binding lease agreement, in a location determined by Landlord until the completion of the Premises Tenant Improvements without any obligation to pay Base Rent.

3. Option to Extend: Tenant shall have the Option to Extend the Lease for all space then under Lease for a five (5) year term (the "Option Term") upon first

giving Landlord not less than six (6) months prior written notice of its election to exercise such option. Rental rate for such extension shall be at fair market value for Class "A" office space on Brand Boulevard in Glendale, California.

J. Security Deposit: $4,925.60

K. Monthly Rent: $ The Base Rent for the Premises shall be payable on a fully serviced basis during the Lease Term in installments as set forth below:

Months	Annual Rate	Monthly Rate	Monthly Rent
1-30:	$26.40 per RSF	$2.20 per RSF	$4,611.20
31-60:	$28.20 per RSF	$2.35 per RSF	$4,925.60

1. Rent Abatement: So long as Tenant is not in default under the Terms and Conditions of the Lease, Tenant's obligation to pay the Monthly Basic Rental shall be abated for months two (2) and three (3) of the Lease Term. Notwithstanding such abatement, Tenant shall be responsible for its full share of real property taxes and operating costs, parking charges and extraordinary charges (such as after-hours HVAC) attributable to such period of time.

L. Operating Expenses Base: 2004 Base Year

M. Tax Base: 2004 Base Year

N. Tenant's Pro Rata Share: 0.65 %. Tenant's Pro Rata Share shall be determined by and adjusted by Landlord from time to time (but shall not be readjusted sooner than the commencement of the second Lease Year), by dividing the Tenant's Rentable Square Feet of the Premises by the rentable area of the Building and multiplying the resulting quotient, to the second decimal place, by one hundred.

O. Normal Business Hours of the Building:

Monday through Friday: 8:00 a.m. to 6:00 p.m.
Saturday: 9:00 a.m. to 1:00 p.m.
(Excepting local and national holidays)

P. Brokers: CBRE and Colliers Seeley

Q. Parking Ratio and Fee: Within the Building's garage, Tenant shall have the right but not the obligation to lease ~~three (3)~~ one (1) parking passes~~, per 1,000 USF of the Premises. Up to a maximum of ten percent (10%)~~ six (6) of these passes shall be made available to Tenant on a reserved basis in locations designated by Landlord. Tenant shall pay for such parking passes on a monthly basis in advance according to the Building's standard parking rates in effect from time-to-time.

The current parking rates for the Building are $55.00 per month for unreserved passes, and $80.00 per month for reserved passes.

The foregoing provisions shall be interpreted and applied in accordance with the other provisions of this Lease set forth below. The capitalized terms, and the terms defined in Article 29, shall have the meanings set forth herein or therein (unless otherwise modified in the Lease) when used as capitalized terms in other provisions of the Lease.

Landlord and Tenant hereby stipulate that the Premises contains the number of square feet specified in Article 1.D., above.

ARTICLE 2

PREMISES, TERM AND COMMENCEMENT DATE

Subject to the terms and conditions set forth herein, Landlord hereby leases and demises to Tenant and Tenant hereby takes and leases from Landlord that certain space identified in Article 1 and shown on a plan attached hereto as Exhibit A ("Premises") for a term ("Term") commencing on the Commencement Date and ending on the Expiration Date set forth in Article 1, unless sooner terminated as provided herein. The Commencement Date set forth in Article 1 shall be advanced to such earlier date as Tenant commences occupancy of the Premises for the conduct of its business. Such date shall be confirmed by execution of the Commencement Date Confirmation in the form as set forth in Exhibit E, which Tenant shall execute and return to Landlord within five (5) days after receipt thereof. Tenant's failure to timely execute and deliver the Commencement Date Confirmation shall constitute an acknowledgment by Tenant that the statements included in such notice are true and correct, without exception. If Landlord delays delivering possession of the Premises or substantial completion of any Landlord's Work under Exhibit B, this Lease shall not be void or voidable, except as provided in Article 5, and Landlord shall have no liability for loss or damage resulting therefrom.

ARTICLE 3

RENT

A. Monthly Rent. Tenant shall pay Monthly Rent in advance on or before the first day of each month of the Term without demand, setoff or deduction. If the Term shall commence and end on a day other than the first day of a month, the Monthly Rent for the first and last partial month shall be prorated on a per diem basis. Upon the execution of this Lease, Tenant shall pay one installment of Monthly Rent for the first full month of the Term and a prorated Monthly Rent for any partial month which may precede it.

B. Additional Rent. All costs and expenses which Tenant assumes or agrees to pay and any other sum payable by Tenant pursuant to this Lease, including, without limitation, its share of Taxes and Operating Expenses, shall be deemed Additional Rent.

C. Rent. Monthly Rent, Additional Rent, Taxes and Operating Expenses and any other amounts of every nature which Tenant is or becomes obligated to pay Landlord under this Lease are herein referred to collectively as "Rent," and all remedies applicable to the nonpayment of Rent shall be applicable thereto. Landlord may apply payments received from Tenant to any obligations of Tenant then accrued, without regard to such obligations as may be designated by Tenant.

D. Place of Payment, Late Charge, Default Interest. Rent and other charges required to be paid under this Lease, no matter how described, shall be paid by Tenant to Landlord at the Building Manager's address listed in Article 1, or to such other person and/or address as Landlord may designate in writing, without any prior notice or demand therefor and without deduction or set-off or counterclaim and without relief from any valuation or appraisement laws. In the event Tenant fails to pay Rent due under this Lease within ten (10) days of the due date of said Rent, Tenant shall pay to Landlord a late charge of ten percent (10%) on the amount overdue. Any Rent not paid when due shall also bear interest at the Default Rate.

ARTICLE 4

TAXES AND OPERATING EXPENSES

A. Payment of Taxes and Operating Expenses. During each Lease Year, beginning with the first month of the second Lease Year, and each month thereafter during the original Lease Term or any extension thereof, Tenant shall pay to Landlord, as Additional Rent due concurrently with Monthly Rent, an amount equal to one-twelfth (1/12) of Landlord's estimate (as determined by Landlord in its sole discretion) of Tenant's Pro Rata Share of any projected increase in the Taxes or Operating Expenses for the particular Lease Year in excess of the Tax Base or Operating Expenses Base, as the case may be (the "Estimated Escalation Increase"). A final adjustment ("Escalation Reconciliation") shall be made by Landlord and Tenant as soon as practicable following the end of each Lease Year, but in no event later than ninety (90) days after the end of each Lease Year. In computing the Estimated Escalation Increase for any particular Lease Year, Landlord shall take into account any prior increases in Tenant's Pro Rata Share of Taxes and Operating Expenses. If any Estimated Escalation Increase is less than the Estimated Escalation Increase for the immediately preceding Lease Year, the Additional Rent payments to be paid by Tenant for the new Lease Year attributable to said Estimated Escalation Increase shall be decreased accordingly; provided, however, in no event will the Rent paid by Tenant hereunder ever be less than the Monthly Rent plus all other amounts of Additional Rent.

As soon as practicable following the end of each Lease Year, Landlord shall submit to Tenant a statement setting forth the Estimated Escalation Increase, if any. Beginning with a statement for the second Lease Year, each such statement shall also set forth the Escalation Reconciliation for the Lease Year just completed. To the extent that the Operating Expense Escalation is different from the Estimated Escalation Increase upon which Tenant paid Rent during the Lease Year just completed, Tenant shall pay Landlord the difference, in cash within thirty (30) days following receipt by Tenant of such statement from Landlord, or receive a credit on future Rent owing under this Lease (or cash, if there is no future Rent owing hereunder), as the case may be. Until Tenant receives such statement, Tenant's Rent for the new Lease Year shall continue to be paid at the rate being paid for the particular Lease Year just completed, but Tenant shall commence payment to Landlord of the monthly installment of Additional Rent on the basis of said statement beginning on the first day of the month following the month in which Tenant receives such statement. In addition, if, during any particular Lease Year, there is a change in the information upon which the then current Estimated Escalation Increase is based so that such Estimated Escalation Increase furnished to Tenant is no longer accurate, Landlord shall be permitted to revise such Estimated Escalation Increase by notifying Tenant, and there shall be such adjustments made in the Additional Rent on the first day of the month following the serving of such statement on Tenant as shall be necessary by either increasing or decreasing, as the case may be, the amount of Additional Rent then being paid by Tenant for the balance of the Lease Year (but in no event shall any such decrease result in a reduction of the rent below the Monthly Rent plus all other amounts of Additional Rent). Even though the Term has expired and Tenant has vacated the Premises, when the final determination is made of the Escalation Reconciliation for the calendar year in which this Lease terminates, Tenant shall immediately pay to Landlord within ten (10) days after Landlord's delivery of the Escalation Reconciliation to Tenant, any additional amounts due as calculated pursuant to this Article 4. Landlord's and Tenant's responsibilities with respect to the Tax and Operating Expense adjustments described herein shall survive the expiration or early termination of this Lease.

If the Building is less than ninety-five percent (95%) occupied during any particular Lease Year, Landlord may adjust those Operating Expenses which are affected by Building occupancy for the particular Lease Year, or portion thereof, as the case may be, to reflect an occupancy of not less than ninety-five percent (95%) of all such rentable area of the Building.

B. Disputes Over Taxes or Operating Expenses. If Tenant disputes the amount of an adjustment or the proposed estimated increase or decrease in Taxes or Operating Expenses, Tenant shall give Landlord written notice of such dispute within thirty (30) days after Landlord advises Tenant of such adjustment or proposed increase or decrease. Tenant's failure to give such notice shall waive its right to dispute the amounts so determined. If Tenant timely objects, Tenant shall have the right to engage its own accountants ("Tenant's Accountants") for the purpose of verifying the accuracy of the statement in dispute, or the reasonableness of the adjustment or estimated increase or decrease. If Tenant's Accountants determine that an error has been made, Landlord and Tenant's Accountants shall endeavor to agree upon the matter, failing which Landlord and Tenant's Accountants shall jointly select an independent certified public accounting firm (the "Independent Accountant") which firm shall conclusively determine whether the adjustment or estimated increase or decrease is reasonable, and if not, what amount is reasonable. Both parties shall be bound by such determination. If Tenant's Accountants do not participate in choosing an Independent Accountant within twenty (20) days after receipt of notice by Landlord, then Landlord's determination of the adjustment or estimated increase or decrease shall be conclusively determined to be reasonable and Tenant shall be bound thereby. All costs incurred by Tenant in obtaining Tenant's Accountants and the cost of the Independent Accountant shall be paid by Tenant unless Tenant's Accountants disclose an error, acknowledged by Landlord (or found to have conclusively occurred by the Independent Accountant), of more than five percent (5%) in the computation of the total amount of Taxes or Operating Expenses as set forth in the statement submitted by Landlord with respect to the matter in dispute; in which event Landlord shall pay the reasonable costs incurred by Tenant in obtaining such audits. Tenant shall continue to timely pay Landlord the amount of the prior year's adjustment and adjusted Additional Rent determined to be incorrect until the parties have agreed as to the appropriate adjustment or have deemed to be bound by the determination of the Independent Accountant in accordance with the preceding terms. Landlord's delay in submitting any statement contemplated herein for any Lease Year shall not affect the provisions of this Paragraph, nor constitute a waiver of Landlord's rights as set forth herein for said Lease Year or any subsequent Lease Years during the Lease Term or any extensions thereof.

C. If the Building is a part of a multi-building development, those Operating Expenses and Taxes attributable to such development as a whole (and not attributable solely to any individual building therein) shall be allocated to the Building and to the other buildings within such development on an equitable basis.

D. Tenant shall pay, prior to delinquency, all taxes assessed against or levied upon trade fixtures, furnishings, equipment and all other personal property of Tenant located in the Premises. In the event any or all of Tenant's trade fixtures, furnishings, equipment and other personal property shall be assessed and taxed with property of Landlord, or if the cost or value of any leasehold improvements in the Premises exceeds the cost or value of a Building-standard buildout as determined by Landlord and, as a result, real property taxes for the Building are increased, Tenant shall pay to Landlord its share of such taxes within ten (10) days after delivery to Tenant by Landlord of a statement in writing setting forth the amount of such taxes applicable to

Tenant's property or above-standard improvements. Tenant shall assume and pay to Landlord at the time of paying Rent, any excise, sales, use, rent, occupancy, garage, parking, gross receipts or other taxes (other than net income taxes) which may be imposed on or on account of letting of the Premises or the payment of Rent or any other sums due or payable hereunder, and which Landlord may be required to pay or collect under any law now in effect or hereafter enacted. Tenant shall pay directly to the party or entity entitled thereto all business license fees, gross receipts taxes and similar taxes and impositions which may from time to time be assessed against or levied upon Tenant, as and when the same become due and before delinquency. Notwithstanding anything to the contrary contained herein, any sums payable by Tenant under this Article 4 shall not be included in the computation of "Taxes."

ARTICLE 5

LANDLORD'S WORK, TENANT'S WORK, ALTERATIONS AND ADDITIONS

A. Landlord's Work. Landlord shall construct the Premises in accordance with Landlord's obligations as set forth in the work letter attached hereto as Exhibit B, and hereinafter referred to as "Landlord's Work." Landlord will deliver the Premises to Tenant with all of Landlord's Work completed (except for minor and non-material punch list items which in Landlord's reasonable judgment will not delay completion of Tenant's Work, as defined in subparagraph B of this Article) on or before the date specified in Exhibit B and Tenant agrees thereupon to commence and complete Tenant's Work on or before the Commencement Date. If Landlord is delayed in completing Landlord's Work by strike, shortages of labor or materials, delivery delays or other matters beyond the reasonable control of Landlord, then Landlord shall give notice thereof to Tenant and the date on which Landlord is to turn the Premises over to Tenant for Tenant's Work and the Commencement Date shall be postponed for an equal number of days as the delay as set forth in the notice. Providing, however, if such delays exceed one hundred and twenty (120) days, then either Landlord or Tenant upon notice to the other shall have the right to terminate this Lease without liability to either party. If the Commencement Date is postponed as described above, Tenant shall execute a writing confirming the Commencement Date on such form as set forth in Exhibit E attached hereto upon Landlord's request.

B. Tenant's Work. On and after the date specified in the immediately preceding subparagraph A for delivery of the Premises to Tenant for Tenant's Work, Tenant, at its sole cost and expense, shall perform and complete all other improvements to the Premises (herein called "Tenant's Work") including, but not limited to, all improvements, work and requirements required of Tenant under the foregoing work letter. Tenant shall complete all of Tenant's Work in good and workmanlike manner, fully paid for and free from liens, in accordance with the plans and specifications approved by Landlord and Tenant as provided in Exhibit C, on or prior to the scheduled Commencement Date. Tenant shall also have the right during this period to come onto the Premises to install its fixtures and prepare the Premises for the operation of Tenant's business. Notwithstanding the foregoing, Tenant agrees that all of Tenant's obligations provided for in this Lease shall apply during any such period, with the exception of any obligation to pay Rent.

C. Alterations. Except as provided in the immediately preceding subparagraph, Tenant shall make no alterations or additions to the Premises ("Alterations") without the prior written consent of Landlord, which consent may be withheld in Landlord's sole discretion, and then only by contractors or mechanics approved by Landlord in writing and upon the approval by Landlord in writing of fully detailed and dimensioned plans and specifications pertaining to the Alterations in question, to be prepared and submitted by Tenant, at its sole cost and expense. Tenant shall, at its sole cost and expense, obtain all necessary approvals and permits pertaining to any Alterations approved by Landlord. If Landlord, in approving any Alterations, specifies a commencement date therefor, Tenant shall not commence any work with respect to such Alterations prior to such date. Tenant hereby indemnifies, defends and agrees to hold Landlord free and harmless from all liens and claims of lien, and all other liability, claims and demands arising out of any work done or material supplied to the Premises by or at the request of Tenant in connection with any Alterations. If permitted Alterations are made, they shall be made at Tenant's sole cost and expense and shall be and become the property of Landlord, except that Landlord may, by written notice to Tenant given at least thirty (30) days prior to the end of the Term, require Tenant, at Tenant's expense, to remove all partitions, counters, railings and other Alterations installed by Tenant, and to repair any damages to the Premises caused by such removal. Any and all costs attributable to or related to the applicable building codes of the city in which the Building is located (or any other authority having jurisdiction over the Building) arising from Tenant's plans, specifications, improvements, alterations or otherwise shall be paid by Tenant at its sole cost and expense. With regard to repairs, Alterations or any other work arising from or related to this Article 5, Landlord shall be entitled to receive an administrative/supervision fee (which fee shall vary depending upon whether or not Tenant orders the work directly from Landlord) sufficient to compensate Landlord for all overhead, general conditions, fees and other costs and expenses arising from Landlord's involvement with such work. The construction of initial improvements to the Premises shall be governed by the terms of the Tenant Work Letter and not the terms of this Article 5.

D. Liens. Tenant shall give Landlord at least ten (10) days prior written notice (or such additional time as may be necessary under applicable laws) of the commencement of any Tenant's Work, to afford Landlord the opportunity to post and record notices of non-responsibility. Tenant will not cause or permit any mechanic's, materialman's or similar liens or encumbrances to be filed or exist against the Premises or the Building or Tenant's interest in this Lease in connection with work done under this Article or in connection with any other work and Tenant agrees to defend, indemnify and hold harmless Landlord from and against any such lien or claim or action thereon, together with costs of suit and reasonable attorneys' fees incurred by Landlord in connection with any such claim or action. Tenant shall remove any such lien or encumbrance by bond or otherwise within twenty (20) days from the date of their existence. If Tenant fails to do so, Landlord may, without being responsible to investigate the validity or lawfulness of the lien, pay the amount or take such other action as Landlord deems necessary to remove any such lien or encumbrance or require that Tenant deposit with Landlord in cash and lawful money of the United States, one hundred fifty percent (150%) of the amount of such claim, which sum may be retained by Landlord until such claim shall have been removed of record or until judgment shall have been rendered on such claim and such judgment shall have become final, at which time Landlord shall have the right to apply such deposit in discharge of the judgment on said claim and any costs, including attorneys' fees incurred by Landlord, and shall remit the balance thereof to Tenant. The amounts so paid and costs incurred by Landlord shall be deemed Additional Rent under this Lease and payable in full upon demand.

E. Compliance with ADA. Notwithstanding anything to the contrary contained in this Lease, Landlord and Tenant agree that responsibility for compliance with the Americans With Disabilities Act of 1990 (the "ADA") shall be allocated as follows: (i) Landlord shall be responsible for compliance with the provisions of Title III of the ADA for all Common Areas, including exterior and interior areas of the Building not included within the Premises or the premises of other tenants; (ii) Landlord shall be responsible for compliance with the provisions of Title III of the ADA for any construction, renovations, alterations and repairs made within the Premises if such construction, renovations, alterations or repairs are made by Landlord for the purpose of improving the Building generally or are done as Landlord's Work and the plans and specifications for the Landlord's Work were prepared by Landlord's architect or space planner and were not provided by Tenant's architect or space planner; (iii) Tenant shall be responsible for compliance with the provisions of Title III of the ADA for any construction, renovations, alterations and repairs made within the Premises if such construction, renovations, alterations and repairs are made by Tenant, its employees, agents or contractors, at the direction of Tenant or done pursuant to plans and specifications prepared or provided by Tenant or Tenant's architect or space planner.

ARTICLE 6

USE

A. Use. Tenant shall use the Premises for general office and banking purposes, and for no other purpose whatsoever, subject to and in compliance with all other provisions of this Lease, including without limitation the Building's Rules and Regulations attached as Exhibit D hereto. Tenant and its invitees shall also have the non-exclusive right, along with other tenants of the Building and others authorized by Landlord, to use the Common Areas subject to such rules and regulations as Landlord may impose from time to time in its sole discretion.

B. Restrictions. Tenant shall not at any time use or occupy, or suffer or permit anyone to use or occupy, the Premises or do or permit anything to be done in the Premises which: (a) causes or is liable to cause injury to persons, to the Building or its equipment, facilities or systems; (b) impairs or tends to impair the character, reputation or appearance of the Building as a first class office building; (c) impairs or tends to impair the proper and economic maintenance, operation and repair of the Building or its equipment, facilities or systems; (d) annoys or inconveniences or tends to annoy or inconvenience or interfere with the use of other tenants or occupants of the Building; or

(e) would invalidate or increase the cost of any fire and extended coverage insurance policy covering the Building and/or the property located therein. Tenant shall comply with all rules, orders, regulations and requirements of any organization which sets out standards, requirements or recommendations commonly referred to by major fire insurance underwriters. Tenant shall promptly, upon demand, reimburse Landlord for any additional premium charges for any such insurance policy assessed or increased by reason of Tenant's failure to comply with the provisions of this Article.

C. Compliance with Laws. Tenant shall, at Tenant's sole cost and expense, keep and maintain the Premises, its use thereof and its business in compliance with all governmental laws, ordinances, rules and regulations now in force or which may hereafter be in force or effect. Tenant shall comply with all Laws relating to the Premises and Tenant's use or occupancy thereof, including without limitation, Laws requiring the Premises to be closed on Sundays or any other days or hours and Laws in connection with the health, safety and building codes, and any permit or license requirements. Landlord makes no representation or warranty that the Premises are suitable for Tenant's purposes.

ARTICLE 7

SERVICES

A. Climate Control. Landlord shall furnish heat or air conditioning to the Premises during Normal Business Hours of the Building as set forth in Article 1, as required in Landlord's reasonable judgment for the comfortable use and occupancy of the Premises. If Tenant requires heat or air conditioning at any other time, Landlord shall use reasonable efforts to furnish such service upon reasonable notice from Tenant, and Tenant shall pay all of Landlord's charges therefor on demand as Additional Rent.

The performance by Landlord of its obligations under this Article is subject to Tenant's compliance with the terms of this Lease including any connected electrical load established by Landlord. Tenant shall not use the Premises or any part thereof in a manner exceeding the heating, ventilating or air-conditioning ("HVAC") design conditions (including any occupancy or connected electrical load conditions), including the rearrangement of partitioning which may interfere with the normal operation of the HVAC equipment, or the use of computer or data processing machines or other machines or equipment in excess of that normally required for a standard office use of the Premises. If any such use requires changes in the HVAC or plumbing systems or controls servicing the Premises or portions thereof in order to provide comfortable occupancy, such changes may be made by Landlord at Tenant's expense and Tenant agrees to promptly pay any such amount to Landlord as Additional Rent.

B. Elevator Service. If the Building is equipped with elevators, Landlord, during Normal Business Hours of the Building, shall furnish elevator service to Tenant to be used in common with others. At least one elevator shall remain in service during all other hours. Landlord may designate a specific elevator for use as a service elevator.

C. Janitorial Services. Landlord shall provide janitorial and cleaning services to the Premises, substantially as described in Exhibit D attached hereto. Tenant shall pay to Landlord on demand the reasonable costs incurred by Landlord for (i) any cleaning of the Premises in excess of the specifications in Exhibit D for any reason, including, without limitation, cleaning required because of (A) misuse or neglect on the part of Tenant or Tenant's agents, contractors, invitees, employees and customers, (B) the use of portions of the Premises for special purposes requiring greater or more difficult cleaning work than office areas, (C) interior glass partitions or unusual quantities of interior glass surfaces, and (D) non-building standard materials or finishes installed by Tenant or at its request; and (ii) removal from the Premises of any refuse and rubbish of Tenant in excess of that ordinarily accumulated in general office occupancy or at times other than Landlord's standard cleaning times.

D. Water and Electricity. Landlord shall make available domestic water in reasonable quantities to the common areas of the Building (and to the Premises if so designated in Exhibit B) and cause electric service sufficient for lighting the Premises and for the operation of Ordinary Office Equipment. "Ordinary Office Equipment" shall mean office equipment wired for 120 volt electric service and rated and using less than 6 amperes or 750 watts of electric current or other office equipment approved by Landlord in writing. Landlord shall have the exclusive right to make any replacement of lamps, fluorescent tubes and lamp ballasts in the Premises. Landlord may adopt a system of relamping and ballast replacement periodically on a group basis. Tenant's use of electric energy or water in the Premises shall not at any time exceed the capacity of any of the risers, piping, electrical conductors and other equipment in or serving the Premises. In order to insure that such capacity is not exceeded and to avert any possible adverse effect upon the Building's electric system, Tenant shall not, without Landlord's prior written consent in each instance, connect appliances or heavy duty equipment, other than Ordinary Office Equipment, to the Building's electric system or make any alteration or addition to the Building's electric system. Should Landlord grant its consent in writing, which Landlord may refuse in its sole and absolute discretion, all additional risers, piping and electrical conductors or other equipment therefor shall be provided by Landlord and the cost thereof shall be paid by Tenant within 10 days of Landlord's demand therefor. As a condition to granting such consent, Landlord may require Tenant to agree to an increase in Monthly Rent to offset the expected cost to Landlord of such additional service, that is, the cost of the additional electric energy to be made available to Tenant based upon the estimated additional capacity of such additional risers, piping and electrical conductors or other equipment. If Landlord and Tenant cannot agree thereon, such cost shall be determined by an independent electrical engineer, to be selected by Landlord and paid equally by both parties.

E. Separate Meters. If the Premises are separately metered for any utility, Tenant shall pay a utility charge to Landlord (or directly to the utility company, if possible) based upon Tenant's actual consumption as measured by the meter. Landlord also reserves the right to install separate meters for the Premises to register the usage of all or any one of the utilities and in such event Tenant shall pay for the cost of utility usage as metered to the Premises and which is in excess of the usage reasonably anticipated by Landlord for normal office usage of the Premises. Tenant shall immediately reimburse Landlord for the cost of installation of meters, and the maintenance and repair thereof, if Tenant's actual usage exceeds the anticipated usage level by more than 10 percent. In any event, Landlord may require Tenant to reduce its consumption to the anticipated usage level. The term "utility" for purposes hereof may refer to but is not limited to electricity, gas, water, sewer, steam, fire protection system, telephone or other communication or alarm service, as well as HVAC, and all taxes or other charges thereon.

F. Interruptions. Landlord does not represent or warrant that any of the services referred to above, or any other services which Landlord may supply, will be free from interruption and Tenant acknowledges that any one or more of such services may be suspended by reason of accident, repairs, inspections, alterations or improvements necessary to be made, or by strikes or lockouts, or by reason of operation of law, or causes beyond the reasonable control of Landlord. Any interruption, reduction or discontinuance of service shall not be deemed an eviction or disturbance of Tenant's use and possession of the Premises, or any part thereof, nor render Landlord liable to Tenant for damages by abatement of Rent or otherwise, nor relieve Tenant from performance of Tenant's obligations under this Lease. Landlord shall however, exercise reasonable diligence to restore any service so interrupted.

G. Utilities Provided by Tenant. Tenant shall make application in Tenant's own name for all utilities not provided by Landlord and shall: (i) comply with all utility company regulations for such utilities, including requirements for the installation of meters, and (ii) obtain such utilities directly from, and pay for the same when due directly to, the applicable utility company. The term "utilities" for purposes hereof shall include but not be limited to electricity, gas, water, sewer, steam, fire protection, telephone and other communication and alarm services, as well as HVAC, and all taxes or other charges thereon. Tenant shall install and connect all equipment and lines required to supply such utilities to the extent not already available at or serving the Premises, or at Landlord's option shall repair, alter or replace any such existing items. Tenant shall maintain, repair and replace all such items, operate the same, and keep the same in good working order and condition. Tenant shall not install any equipment or fixtures, or use the same, so as to exceed the safe and lawful capacity of any utility equipment or lines serving the same. The installation, alteration, replacement or connection of any utility equipment and lines shall be subject to the requirements for alterations of the Premises set forth in Article 5. Tenant shall ensure that all Tenant's HVAC equipment is installed and operated at all times in a manner to prevent roof leaks, damage, or noise due to vibrations or improper installation, maintenance or operation. Except as specifically provided in this Article 7, Tenant agrees to pay for all utilities and other services utilized by Tenant and additional Building services furnished to Tenant not uniformly furnished to all tenants of the Building at the rate generally charged by Landlord to other tenants of the Building.

H. If any lights, machines or equipment (including but not limited to computers) are used by Tenant in the Premises which materially affect the temperature otherwise maintained by the air conditioning system, or generate substantially more heat in the Premises than would be generated by the building standard lights and Ordinary

Office Equipment, Landlord shall have the right to install any machinery and equipment which Landlord reasonably deems necessary to restore temperature balance, including but not limited to modifications to the standard air conditioning equipment, and the cost thereof, including the cost of installation and any additional cost of operation and maintenance occasioned thereby, shall be paid by Tenant to Landlord upon demand by Landlord. Landlord shall not be liable under any circumstances for loss of or injury to property, however occurring, through or in connection with or incidental to failure to furnish any of the foregoing.

ARTICLE 8

INSURANCE

A. Required Insurance. Tenant shall, at all times during the Term of this Lease, and at its own cost and expense, maintain insurance policies, with responsible companies licensed to do business in the state where the Building is located and satisfactory to Landlord, naming Landlord, Landlord's Building Manager, Cornerstone Real Estate Advisers, Inc., Tenant and any Mortgagee of Landlord, as their respective interests may appear, including (i) a policy of standard fire, extended coverage and special extended coverage ("all risk") property insurance which shall be primary on the lease improvements referenced in Article 5 and Tenant's property, including its goods, equipment and inventory, in an amount adequate to cover their replacement cost, including a vandalism and malicious mischief endorsement, and sprinkler leakage coverage; (ii) business interruption insurance, loss of income and extra expense insurance covering the failure of Tenant's telecommunications equipment and all other perils, failures or interruptions, (iii) comprehensive general liability insurance on an occurrence basis with limits of liability in an amount not less than Two Million Dollars ($2,000,000) combined single limit for each occurrence, and Three Million Dollars ($3,000,000) in the annual aggregate, (iv) Worker's Compensation Coverage as required by law. The comprehensive general liability policy shall include contractual liability which includes the provisions of Article 9 herein.

On or before the Commencement Date, Tenant shall furnish to Landlord and its Building Manager, certificates of insurance evidencing the insurance coverage set forth above, including naming Landlord, Cornerstone Real Estate Advisers, Inc. and Landlord's Building Manager as additional insureds. Renewal certificates must be furnished to Landlord at least thirty (30) days prior to the expiration date of such insurance policies showing the above coverage to be in full force and effect.

The foregoing policy minimum limits of liability and Tenant's procurement and maintenance thereof shall in no event limit the liability of Tenant under this Lease. All such insurance policies carried by Tenant shall be with companies having a rating of not less than A-VIII in Best's Insurance Guide. All such policies shall be endorsed to agree that Tenant's policy is primary and that any insurance covered by Landlord is excess and not contributing with any Tenant insurance requirement hereunder. Tenant agrees that if Tenant does not take out and maintain such insurance or furnish Landlord with renewals or binders, Landlord may (but shall not be required to) procure said insurance on Tenant's behalf and charge Tenant the cost thereof, which amount shall be payable by Tenant upon demand with interest from the date such sums are extended. All such insurance shall provide that it cannot be canceled except upon thirty (30) days prior written notice to Landlord. Tenant shall comply with all rules and directives of any insurance board, company or agency determining rates of hazard coverage for the Premises, including but not limited to the installation of any equipment and/or the correction of any condition necessary to prevent any increase in such rates.

B. Waiver of Subrogation. Landlord and Tenant each agree that neither Landlord nor Tenant will have any claim against the other for any loss, damage or injury which is covered by insurance carried by either party and for which recovery from such insurer is made, notwithstanding the negligence of either party in causing the loss, and each agree to have their respective insurers issuing the insurance described in this Article 8 waive any rights of subrogation that such companies may have against the other party. This release shall be valid only if the insurance policy in question permits waiver of subrogation or if the insurer agrees in writing that such waiver of subrogation will not affect coverage under said policy. Each party agrees to use commercially reasonable efforts to obtain such an agreement from its insurer if the policy does not expressly permit a waiver of subrogation.

C. Waiver of Claims. Except for claims arising from Landlord's willful misconduct that are not covered by Tenant's insurance required hereunder, Tenant waives all claims against Landlord for injury or death to persons, damage to property or to any other interest of Tenant sustained by Tenant or any party claiming, through Tenant resulting from: (i) any occurrence in or upon the Premises, (ii) leaking of roofs, bursting, stoppage or leaking of water, gas, sewer or steam pipes or equipment, including sprinklers, (iii) wind, rain, snow, ice, flooding, freezing, fire, explosion, earthquake, excessive heat or cold, or other casualty, (iv) the Building, Premises, or the operating and mechanical systems or equipment of the Building, being defective, or failing, and (v) vandalism, malicious mischief, theft or other acts or omissions of any other parties including, without limitation, other tenants, contractors and invitees at the Building. Tenant agrees that Tenant's property loss risks shall be borne by its insurance, and Tenant agrees to look solely to and seek recovery only from its insurance carriers in the event of such losses. For purposes hereof, any deductible amount shall be treated as though it were recoverable under such policies.

ARTICLE 9

INDEMNIFICATION

Tenant shall indemnify and hold harmless Landlord and its agents, successors and assigns, including its Building Manager, from and against any and all injury, loss, costs, expenses, liabilities, claims or damage (including attorneys' fees and disbursements) to any person or property arising from, related to, or in connection with any use or occupancy of the Premises by or any act or omission (including, without limitation, construction and repair of the Premises arising out of Tenant's Work or subsequent work) of Tenant, its agents, contractors, employees, customers, and invitees, which indemnity extends to any and all claims arising from any breach or default in the performance of any obligation on Tenant's part to be performed under the terms of this

Lease. This indemnification shall survive the expiration or termination of the Lease Term. Tenant hereby assumes all risk of damage to property or injury to persons in or about the Premises from any cause, and Tenant hereby waives all claims in respect thereof against Landlord.

Landlord shall not be liable to Tenant for any damage by or from any act or negligence of any co-tenant or other occupant of the Building, or by any owner or occupants of adjoining or contiguous property. Landlord shall not be liable for any injury or damage to persons or property resulting in whole or in part from the criminal activities or wilful misconduct of others. To the extent not covered by all risk property insurance, Tenant agrees to pay for all damage to the Building, as well as all damage to persons or property of other tenants or occupants thereof, caused by the negligence, fraud or willful misconduct of Tenant or any of its agents, contractors, employees, customers and invitees. Nothing contained herein shall be construed to relieve Landlord from liability for any personal injury resulting from its gross negligence, fraud or willful misconduct.

Tenant acknowledges that Landlord's election to provide mechanical surveillance or to post security personnel in the Building is subject to Landlord's sole discretion. Landlord shall have no liability in connection with the decision whether or not to provide such services and Tenant hereby waives all claims based thereon. Landlord shall not be liable for losses due to theft, vandalism, or like causes. Tenant shall defend, indemnify, and hold Landlord harmless from any such claims made by any employee, licensee, invitee, contractor, agent or, other person whose presence in, on or about the Premises or the Building is attendant to the business of Tenant.

ARTICLE 10

CASUALTY DAMAGE

Tenant shall promptly notify Landlord or the Building Manager of any fire or other casualty to the Premises or to the extent it knows of damage, to the Building. In the event the Premises or any substantial part of the Building is wholly or partially damaged or destroyed by fire or other casualty which is covered by Landlord's insurance, then Landlord will proceed to restore the same to substantially the same condition existing immediately prior to such damage or destruction unless such damage or destruction is incapable of repair or restoration within one hundred eighty (180) days, in which event Landlord may, at Landlord's option and by written notice given to Tenant within sixty (60) days of such damage or destruction, declare this Lease terminated as of the happening of such damage or destruction. If, in Landlord's sole opinion, the net insurance proceeds recoverable by reason of the damage or destruction will not be adequate to complete the restoration of the Building, Landlord shall have the right to terminate this Lease and all unaccrued obligations of the parties hereto by sending a notice of such termination to Tenant. To the extent after fire or other casualty that Tenant shall be deprived of the use and occupancy of the Premises or any portion thereof as a result of any such damage, destruction or the repair thereof, providing Tenant did not cause the fire or other casualty, Tenant shall be relieved of the same ratable portion of the Monthly Rent due under this Lease as the amount of damaged or useless space in the Premises bears to the rentable square footage of the Premises until such time as the

Premises may be restored. Landlord shall reasonably determine the amount of damaged or useless space and the square footage of the Premises referenced in the prior sentence.

ARTICLE 11

CONDEMNATION

In the event of a condemnation or taking of the entire Premises by a public or quasi-public authority, this Lease shall terminate as of the date title vests in the public or quasi-public authority. In the event of a taking or condemnation of fifteen percent (15%) or more (but less than the whole) of the Building and without regard to whether the Premises are part of such taking or condemnation, Landlord may elect to terminate this Lease by giving notice to Tenant within sixty (60) days of Landlord receiving notice of such condemnation. In the event of a partial taking as described in this Article, or a sale, transfer or conveyance in lieu thereof, which does not result in the termination of this Lease, Rent shall be apportioned according to the ratio that the part of the Premises remaining usable by Tenant bears to the total area of the Premises. All compensation awarded for any condemnation shall be the property of Landlord, whether such damages shall be awarded as a compensation for diminution in the value of the leasehold or to the fee of the Premises, and Tenant hereby assigns to Landlord all of Tenant's right, title and interest in and to any and all such compensation. Providing, however that in the event this Lease is terminated, Tenant shall be entitled to make a separate claim for the taking of Tenant's personal property (including fixtures paid for by Tenant), and for costs of moving. Notwithstanding anything herein to the contrary, any condemnation award to Tenant shall be available only to the extent such award is payable separately to Tenant and does not diminish the award available to Landlord or any Lender of Landlord and such award shall be limited to the amount of Rent actually paid by Tenant to Landlord for the period of time for which the award is given. Any additional portion of such award shall belong to Landlord. Tenant hereby waives any and all rights, imposed by law, statute, ordinance, governmental regulation or requirement of the United States, the State in which the Building is located or any local government authority or agency or any political subdivision thereof, now or hereafter in effect, it might otherwise have to petition a court to terminate the Lease.

ARTICLE 12

REPAIR AND MAINTENANCE

A. Tenant's Obligations. Tenant shall keep the Premises in good working order, repair (and in compliance with all Laws now or hereafter adopted) and condition (which condition shall be neat, clean and sanitary, and free of pests and rodents) and shall make all necessary non-structural repairs thereto and any repairs to non-Building standard mechanical, HVAC, electrical and plumbing systems or components in or serving the Premises. Tenant's obligations hereunder shall include, but not be limited to, Tenant's trade fixtures and equipment, security systems, signs, interior decorations, floor-coverings, wall-coverings, entry and interior doors, interior glass, light fixtures and bulbs, keys and locks, and alterations to the Premises whether installed by Tenant or Landlord. Landlord may make any repairs which are not promptly made by Tenant after Tenant's receipt of written notice and the reasonable opportunity of Tenant to make said repair within five (5) business days from receipt of said written notice, and charge Tenant for the cost thereof, which cost shall be paid by Tenant within five (5) days from invoice from Landlord. Tenant waives all rights to make repairs at the expense of Landlord, or to deduct the cost thereof from Rent.

B. Landlord's Obligations. Landlord shall make all necessary structural repairs to the Building and any necessary repairs to the Building standard mechanical, HVAC, electrical, and plumbing systems in or servicing the Premises (the cost of which shall be included in Operating Expenses under Article 4), excluding repairs required to be made by Tenant pursuant to this Article. Landlord shall have no responsibility to make any repairs unless and until Landlord receives written notice of the need for such repair. Landlord shall not be liable for any failure to make repairs or to perform any maintenance unless such failure shall persist for an unreasonable period of time after written notice of the need for such repairs or maintenance is received by Landlord from Tenant. Landlord shall make every reasonable effort to perform all such repairs or maintenance in such a manner (in its judgment) so as to cause minimum interference with Tenant and the Premises but Landlord shall not be liable to Tenant for any interruption or loss of business pertaining to such activities. Landlord shall have the right to require that any damage caused by the willful misconduct of Tenant or any of Tenant's agents, contractors, employees, invitees or customers, be paid for and performed by the Tenant (without limiting Landlord's other remedies herein).

C. Signs and Obstructions. Tenant shall not obstruct or permit the obstruction of light, halls, Common Areas, roofs, parapets, stairways or entrances to the Building or the Premises and will not affix, paint, erect or inscribe any sign, projection, awning, signal or advertisement of any kind to any part of the Building or the Premises, including the inside or outside of the windows or doors, without the written consent of Landlord. Landlord shall have the right to withdraw such consent at any time and to require Tenant to remove any sign, projection, awning, signal or advertisement to be affixed to the Building or the Premises. If such work is done by Tenant through any person, firm or corporation not designated by Landlord, or without the express written consent of Landlord, Landlord shall have the right to remove such signs, projections, awnings, signals or advertisements without being liable to the Tenant by reason thereof and to charge the cost of such removal to Tenant as Additional Rent, payable within ten (10) days of Landlord's demand therefor.

D. Outside Services. Tenant shall not permit, except by Landlord or a person or company reasonably satisfactory to and approved by Landlord: (i) the extermination of vermin in, on or about the Premises; (ii) the servicing of heating, ventilating and air conditioning equipment; (iii) the collection of rubbish and trash other than in compliance with local government health requirements and in accordance with the rules and regulations established by Landlord, which shall minimally provide that Tenant's rubbish and trash shall be kept in containers located so as not to be visible to members of the public and in a sanitary and neat condition; or (iv) window cleaning, janitorial services or similar work in the Premises.

E. Condition of Premises. Tenant hereby agrees that the Premises shall be taken "as is," "with all faults," "without any representations or warranties," and Tenant hereby acknowledges and agrees that it has investigated and inspected the condition of the Premises and the suitability of same for Tenant's purposes, and Tenant does hereby waive and disclaim any objection to, cause of action based upon, or claim that its obligations hereunder should be reduced or limited because of the condition of the Premises or the Building or the suitability of same for Tenant's purposes. Tenant acknowledges that neither Landlord nor any agent nor any employee of Landlord has made any representation or warranty with respect to the Premises or the Building or with respect to the suitability of either for the conduct of Tenant's business and Tenant expressly represents and warrants that Tenant has relied solely on its own investigation and inspection of the Premises and the Building in its decision to enter into this Lease and let the Premises in an "As Is" condition. The Premises shall be initially improved as provided in, and subject to, the Tenant Work Letter attached hereto as Exhibit "B" and made a part hereof. The existing leasehold improvements in the Premises as of the date of this Lease, together with the Tenant Improvements (as defined in the Tenant Work Letter) may be collectively referred to herein as the "Tenant Improvements." The taking of possession of the Premises by Tenant shall conclusively establish that the Premises and the Building were at such time in satisfactory condition. Tenant hereby waives any obligation, imposed by a law, statute, ordinance, governmental regulation or requirement of the United States, the State in which the Building is located or any local government authority or agency or any political subdivision thereof, now or hereafter in effect, requiring the Landlord to alter the Premises or the Building to conform to any specified condition and to repair any subsequent deterioration, thereof, which render it unacceptable by such governing body. If such deterioration is repaired by Tenant, Tenant may not deduct the expenses of such repairs from Rent when due and Tenant has no right to vacate the Premises and be discharged from further payment of Rent, if such repairs are not made by Landlord.

Landlord reserves the right from time to time, but subject to payment by and/or reimbursement from Tenant as otherwise provided herein: (i) to install, use, maintain, repair, replace and relocate for service to the Premises and/or other parts of the Building pipes, ducts, conduits, wires, appurtenant fixtures, and mechanical systems, wherever located in the Premises or the Building, (ii) to alter, close or relocate any facility in the Premises or the Common Areas or otherwise conduct any of the above activities for the purpose of complying with a general plan for fire/life safety for the Building or otherwise and (iii) to comply with any federal, state or local law, rule or order with respect thereto or the regulation thereof not currently in effect. Landlord shall attempt to perform any such work with the least inconvenience to Tenant as possible, but in no event shall Tenant be permitted to withhold or reduce Rent or other charges due hereunder as a result of same or otherwise make claim against Landlord for interruption or interference with Tenant's business and/or operations.

ARTICLE 13

INSPECTION OF PREMISES

Tenant shall permit the Landlord, the Building Manager and its authorized representatives to enter the Premises to show the Premises during Normal Business Hours of the Building and at other reasonable times, in the case of an emergency or to inspect the Premises, to clean the Premises, to serve or post notices as provided by law or which Landlord deems necessary for the protection of Landlord or Landlord's property, and to make such repairs, improvements, alterations or additions in the Premises or in the Building of which they are a part as Landlord may deem necessary or appropriate. If Tenant shall not be personally present to open and permit an entry into the Premises at any time when such an entry is necessary or permitted hereunder, Landlord may enter by means of a master key or may enter forcibly, only in the case of an emergency, without liability to Tenant and without affecting this Lease.

ARTICLE 14

SURRENDER OF PREMISES

Upon the expiration of the Term, or sooner termination of the Lease, Tenant shall quit and surrender to Landlord the Premises, broom clean, in good order and condition, normal wear and tear and damage by fire and other casualty which are Landlord's obligation excepted. All Tenant Improvements and other fixtures, such as light fixtures and HVAC equipment, wall coverings, carpeting and drapes, in or serving the Premises, whether installed by Tenant or Landlord, shall be Landlord's property and shall remain, all without compensation, allowance or credit to Tenant. Any property not removed shall be deemed to have been abandoned by Tenant and may be retained or disposed of by Landlord at Tenant's expense free of any and all claims of Tenant, as Landlord shall desire. All property not removed from the Premises by Tenant may be handled or stored by Landlord at Tenant's expense and Landlord shall not be liable for the value, preservation or safekeeping thereof. At Landlord's option all or part of such property may be conclusively deemed to have been conveyed by Tenant to Landlord as if by bill of sale without payment by Landlord. The Tenant hereby waives, to the maximum extent allowable, the benefit of all laws now or hereafter in force in this state or elsewhere exempting property from liability for rent or for debt.

ARTICLE 15

HOLDING OVER

Should Tenant, without Landlord's written consent, hold over after termination of this Lease, Tenant shall become a tenant from month-to-month, only upon each and all of the terms herein provided as may be applicable to a month-to-month tenancy and any such holding over shall not constitute an extension of this Lease. Tenant shall pay Landlord, monthly and in advance, 150% of the amount of Rent then applicable, prorated on a per diem basis, for each day Tenant shall retain possession of the Premises or any part thereof after expiration or earlier termination of this Lease, together with all damages sustained by Landlord on account thereof and all other payments required to be made by Tenant hereunder. The foregoing provisions shall not serve as permission for Tenant to hold-over, nor serve to extend the Term (although Tenant shall remain bound to comply with all provisions of this Lease until Tenant vacates the Premises) and Landlord shall have the right at any time thereafter to enter and possess the Premises and remove all property and persons therefrom or to require Tenant to surrender possession of the Premises as provided in this Lease upon the expiration or earlier termination of the Term. If Tenant fails to surrender the Premises upon the expiration or termination of this Lease, Tenant agrees to indemnify, defend and hold harmless Landlord from all costs, loss, expense or liability, including without limitation, claims made by any succeeding tenant and real estate brokers' claims and attorneys' fees.

ARTICLE 16

SUBLETTING AND ASSIGNMENT

Tenant shall not, without the prior written consent of Landlord, list the Premises or any part thereof as available for assignment or sublease with any broker or agent or otherwise advertise, post, communicate or solicit prospective assignees or subtenants through any direct or indirect means, nor assign this Lease or any interest thereunder, or sublet Premises or any part thereof, or permit the use of Premises by any party other than Tenant. If Tenant is a corporation, unincorporated association, partnership or limited liability company, the sale, assignment, transfer or hypothecation of any class of stock or other ownership interest in such corporation, association, partnership or limited liability company in excess of fifty percent (50%) in the aggregate shall be deemed an assignment within the meaning of this Article 16. In the event that during the term of this Lease, Tenant desires to assign or sublease all or any portion of this Lease and introduces Landlord to a proposed replacement tenant for Tenant, which replacement tenant has a good reputation, is of financial strength at least equal to that of Tenant (as determined by Landlord in its sole discretion) and has a use for Premises and a number of employees reasonably consistent with that of Tenant's operation, Landlord may consider such replacement tenant and notify Tenant with reasonable promptness as to Landlord's choice, at Landlord's reasonable discretion, of the following:

(i) That Landlord consents to a subleasing of the Premises or assignment of the Lease to such replacement tenant provided that Tenant shall remain fully liable for all of its obligations and liabilities under this Lease and provided further that Landlord shall be entitled to any profit obtained by Tenant from such subletting or assignment; or

(ii) That upon such replacement tenant's entering into a mutually satisfactory new lease for the Premises with Landlord, then Tenant shall be released from all further obligations and liabilities under this Lease (excepting only any unpaid rentals or any unperformed covenants then past due under this Lease or any guarantee by Tenant of replacement tenant's obligations); or

(iii) That Landlord declines to consent to such sublease or assignment due to insufficient or unsatisfactory documentation furnished to Landlord to establish Tenant's reputation, financial strength and proposed use of and operations upon Premises; or

(iv) That Landlord elects to cancel the Lease and recapture the Premises (in the case of an assignment) or that Landlord elects to cancel the Lease as to the portion thereof that Tenant had wished to sublease. In either such event Tenant shall surrender possession of the Premises, or the portion thereof which is the subject of Tenant's request on the date set forth in a notice from Landlord in accordance with the provisions of this Lease relating to the surrender of the Premises. If this Lease shall be canceled as to a portion of the Premises only, the Rent payable by Tenant hereunder shall be abated proportionately according to the ratio that the area of the portion of the Premises surrendered (as computed by Landlord) bears to the area of the Premises immediately prior to such surrender. If Landlord shall cancel this Lease, Landlord may relet the Premises, or the applicable portion of the Premises, to any other party (including, without limitation, the proposed assignee or subtenant of Tenant), without any liability to Tenant.

Notwithstanding the foregoing, Tenant's transfer of its interest pursuant to this Lease shall be subject to the following express conditions, which conditions are agreed by Landlord and Tenant to be reasonable:

B. That the proposed transferee shall be subject to the prior written consent of Landlord, which may be withheld in Landlord's reasonable discretion but, without limiting the generality of the foregoing, it shall be reasonable for Landlord to deny such consent if:

(i) The use to be made of the Premises by the proposed transferee is (a) not generally consistent with the character and nature of all other tenancies in the Building, or (b) a use which conflicts with any so-called "exclusive" then in favor of, or for any use which is the same as that stated in any percentage rent lease to, another tenant of the Building or any other buildings which are in the same complex as the Building, or (c) a use which would be prohibited by any other portion of this Lease (including, but not limited to, any rules and regulations then in effect);

(ii) The financial responsibility of the proposed transferee is not reasonably satisfactory to Landlord or in any event not at least equal to those which were possessed by Tenant as of the date of execution of this Lease;

(iii) The proposed transferee is either a governmental agency or instrumentality thereof; or

(iv) Either the proposed transferee or any person or entity which directly or indirectly controls, is controlled by or is under common control with the proposed transferee ~~(A) occupies space in the Building at the time of the request for consent, or (B)~~ is negotiating with Landlord or has negotiated with Landlord during the six (6) month period immediately preceding the date of the proposed transfer, to lease space in the Building.



C. Whether or not Landlord consents to any such transfer, Tenant shall pay to Landlord Landlord's then standard processing fee and reasonable attorneys' fees incurred in connection with the proposed transfer up to the aggregate sum of $1,500.00;

D. That the proposed transferee shall execute an agreement pursuant to which it shall agree to perform faithfully and be bound by all of the terms, covenants, conditions, provisions and agreements of this Lease applicable to that portion of the Premises so transferred; and

E. That an executed duplicate original of said assignment and assumption agreement or other transfer on a form reasonably approved by Landlord, shall be delivered to Landlord within five (5) days after the execution thereof, and that such transfer shall not be binding upon Landlord until the delivery thereof to Landlord and the execution and delivery of Landlord's consent thereto. It shall be a condition to Landlord's consent to any subleasing, assignment or other transfer of part or all of Tenant's interest in the Premises (hereinafter referred to as a "Transfer") that (i) upon Landlord's consent to any Transfer, Tenant shall pay and continue to pay fifty percent (50%) of any "Transfer Premium" (defined below), received by Tenant from the transferee; Tenant shall be allowed to deduct from the Transfer Premium any reasonable expenses incurred during the marketing and or remodel of the Premises as strictly related to the subleasing of the Premises (ii) any sublessee of part or all of Tenant's interest in the Premises shall agree that in the event Landlord gives such sublessee notice that Tenant is in default under this Lease, such sublessee shall thereafter make all sublease or other payments directly to Landlord, which will be received by Landlord without any liability whether to honor the sublease or otherwise (except to credit such payments against sums due under this Lease), and any sublessee shall agree to attorn to Landlord or its successors and assigns at their request should this Lease be terminated for any reason, except that in no event shall Landlord or its successors or assigns be obligated to accept such attornment; (iii) any such Transfer and consent shall be effected on forms supplied by Landlord and/or its legal counsel; (iv) Landlord may require that Tenant not then be in default hereunder in any respect; and (v) Tenant or the proposed subtenant or assignee (collectively, "Transferee") shall agree to pay Landlord, upon demand, as additional rent, a sum equal to the additional costs, if any, incurred by Landlord for maintenance and repair as a result of any change in the nature of occupancy caused by such subletting or assignment. "Transfer Premium" shall mean all rent, additional rent or other consideration payable by a Transferee in connection with a Transfer in excess of the Rent payable by Tenant under this Lease during the term of the Transfer and if such Transfer is less than all of the Premises, the Transfer Premium shall be calculated on a rentable square foot basis. "Transfer Premium" shall also include, but not be limited to, key money, bonus money or other cash consideration paid by a transferee to Tenant in connection with such Transfer, and any payment in excess of fair market value for services rendered by Tenant, to the Transferee and any payment in excess of fair market value for assets, fixtures, inventory, equipment, or furniture transferred by Tenant to the Transferee in connection with such Transfer. In no event shall the consent by Landlord to an assignment or subletting be construed as relieving Tenant, any assignee, or sublessee from obtaining the express written consent of Landlord to any further assignment or subletting, or as releasing Tenant from any liability or obligation hereunder whether or not then accrued and Tenant shall continue to be fully liable therefor. No collection or acceptance of Rent by Landlord from any person other than Tenant shall be deemed a waiver of any provision of this Article 16 or the acceptance of any assignee or subtenant hereunder, or a release of Tenant (or of any successor of Tenant or any subtenant). Notwithstanding anything to the contrary in this Lease, if Tenant or any proposed Transferee claims that Landlord has unreasonably withheld or delayed its consent under this Article 16 or otherwise has breached or acted unreasonably under this Article 16, their sole remedies shall be a declaratory judgment and an injunction for the relief sought without any monetary damages, and Tenant hereby waives all other remedies, including, without limitation, any right at law or equity to terminate this Lease, on its own behalf and, to the extent permitted under all applicable laws, on behalf of the proposed Transferee.

In no case may Tenant assign any options to sublessee(s) or assignee(s) hereunder, all such options being deemed personal to Tenant only. Consent by Landlord hereunder shall in no way operate as a waiver by Landlord of, or to release or discharge Tenant from, any liability under this Lease or be construed to relieve Tenant from obtaining Landlord's consent to any subsequent assignment, subletting, transfer, use or occupancy.

ARTICLE 17

SUBORDINATION, ATTORNMENT AND MORTGAGEE PROTECTION

This Lease is subject and subordinate to all Mortgages now or hereafter placed upon the Building, and all other encumbrances and matters of public record applicable to the Building, including without limitation, any reciprocal easement or operating agreements, ground or underlying leases, covenants, conditions and restrictions and Tenant shall not act or permit the Premises to be operated in violation thereof. Landlord shall have the right to cause this Lease to be and become and remain subject and subordinate to any and all ground or underlying leases or Mortgages which may hereafter be executed covering the Premises, the Building or the property or any renewals, modifications, consolidations, replacements or extensions thereof, for the full amount of all advances made or to be made thereunder and without regard to the time or character of such advances, together with interest thereon and subject to all the terms and provisions thereof; provided, however, that Landlord obtains from any Lender or other party in question a written undertaking in favor of Tenant to the effect that such Lender or other party will not disturb Tenant's right of possession under this Lease if Tenant is not then or thereafter in breach of any covenant or provision of this Lease. Tenant agrees, within ten (10) days after Landlord's written request therefor, to execute, acknowledge and deliver upon request any and all documents or instruments requested by Landlord or necessary or proper to assure the subordination of this Lease to any such Mortgages, deeds of trust, or leasehold estates. If any foreclosure or power of sale proceedings are initiated by any Lender or a deed in lieu is granted (or if any ground lease is terminated), Tenant agrees, upon written request of any such Lender or any purchaser at such foreclosure sale, to attorn and pay Rent to such party and to execute and deliver any instruments necessary or appropriate to evidence or effectuate such attornment, within five (5) days of Landlord's request therefor. In the event of attornment, no Lender shall be: (i) liable for any act or omission of Landlord, or subject to any offsets or defenses which Tenant might have against Landlord (prior to such Lender becoming Landlord under such attornment), (ii) liable for any security deposit or bound by any prepaid Rent not actually received by such Lender, or (iii) bound by any future modification of this Lease not consented to by such Lender. Any Lender may elect to make this Lease prior to the lien of its Mortgage, and if the Lender under any prior Mortgage shall require, this Lease shall be prior to any subordinate Mortgage; such elections shall be effective upon written notice to Tenant. Tenant agrees to give any Lender by certified mail, return receipt requested, a copy of any notice of default served by Tenant upon Landlord, provided that prior to such notice Tenant has been notified in writing (by way of service on Tenant of a copy of an assignment of leases, or otherwise) of the name and address of such Lender. Tenant further agrees that if Landlord shall have failed to cure such default within the time permitted Landlord for cure under this Lease, any such Lender whose address has been so provided to Tenant shall have an additional period of thirty (30) days in which to cure (or such additional time as may be required due to causes beyond such Lender's control, including time to obtain possession of the Building by power of sale or judicial action or deed in lieu of foreclosure). The provisions of this Article shall be self-operative; however, Tenant shall execute such documentation as Landlord or any Lender may request from time to time in order to confirm the matters set forth in this Article in recordable form. To the extent not expressly prohibited by Law, Tenant waives the provisions of any Law now or hereafter adopted which may give or purport to give Tenant any right or election to terminate or otherwise adversely affect this Lease or Tenant's obligations hereunder if such foreclosure or power of sale proceedings are initiated, prosecuted or completed.

ARTICLE 18

ESTOPPEL CERTIFICATE

Tenant shall from time to time, upon written request by Landlord or any Lender, execute, acknowledge and deliver to Landlord or such Lender, within ten (10) business days after from receipt of such request, a statement in writing certifying, without limitation: (i) that this Lease is unmodified and in full force and effect (or if there have been modifications, identifying such modifications and certifying that the Lease, as modified, is in full force and effect); (ii) the dates to which Rent and any other charges have been paid; (iii) that Landlord is not in default under any provision of this Lease (or if Landlord is in default, specifying each such default) and that no events or conditions exist which, with the passage of time or notice or both, would constitute a default on the part of Landlord hereunder; (iv) the address to which notices to Tenant shall be sent; and (v) the amount of Tenant's security deposit; it being understood that any such statement so delivered may be relied upon in connection with any lease, mortgage or transfer.

Tenant's failure to deliver such statement within such time shall be conclusive upon Tenant that: (i) this Lease is in full force and effect and has not been modified except as Landlord may represent; (ii) not more than one (1) month's Rent has been paid in advance; (iii) there are no defaults by Landlord; (iv) notices to Tenant shall be sent to Tenant's Address as set forth in Article 1 of this Lease; and (v) that all other statements contained in such estoppel are true and correct. Notwithstanding the presumptions of this Article, Tenant shall not be relieved of its obligation to deliver said statement. Tenant hereby irrevocably appoints Landlord as Tenant's attorney-in-fact and in Tenant's name, place and stead to execute any and all documents described in this Article 18 if Tenant fails to do so within the specified time period.

ARTICLE 19

DEFAULTS

If Tenant: (i) fails to pay when due any installment or other payment of Rent, or to keep in effect any insurance required to be maintained hereunder; or (ii) vacates or abandons the Premises or fails to accept tender of possession of the Premises or any significant portion thereof; or (iii) becomes insolvent, makes an assignment for the benefit of creditors, files a voluntary bankruptcy or an involuntary petition in bankruptcy is filed against Tenant which petition is not dismissed within sixty (60) days of its filing; or (iv) fails to cause to be released any mechanic's liens filed against the Premises or the Building within twenty (20) days after the date the same shall have been filed or recorded; or (v) fails to observe or perform according to the provisions of Article 17 or 18 within the time periods specified in such Articles, or (vi) fails to perform or observe any of the other covenants, conditions or agreements contained herein on Tenant's part to be kept or performed and such failure shall continue for thirty (30) days after notice thereof is given by or on behalf of Landlord; or (vii) if the interest of Tenant shall be offered for sale or sold under execution or other legal process if Tenant makes any transfer, assignment, conveyance, sale, pledge, disposition of all or a substantial portion of Tenant's property, then any such event or conduct shall constitute a "default" hereunder. All notices required to be given under this paragraph shall be in lieu of, and not in addition to any notice requirements imposed by law, statute, ordinance, governmental regulation or requirement of the United States, the State in which the Building is located or any local government authority or agency or any political subdivision thereof, now or hereafter in effect.

If Tenant or any guarantor hereunder files a voluntary petition pursuant to the United States Bankruptcy Reform Act of 1978, as the same may be from time to time be amended (the "Bankruptcy Code"), or take the benefit of any insolvency act or be dissolved, or if an involuntary petition or proceeding for dissolution or liquidation is filed against Tenant pursuant to the Bankruptcy Code and said petition is not dismissed within thirty (30) days after such filing, or if a proceeding for the appointment of a trustee or a receiver is commenced for Tenant's business or all or a portion of its assets and the appointment of such receiver is not vacated within thirty (30) days after such appointment, or if it shall make an assignment for the benefit of its creditors, then Landlord shall have all of the rights provided for in the event of nonpayment of the Rent. Tenant hereby stipulates to the lifting of the automatic stay in effect and relief from such stay in the event Tenant files a petition under the Bankruptcy Code, for the purpose of Landlord pursuing its rights and remedies against Tenant and/or a guarantor under this Lease.

If any alleged default on the part of the Landlord hereunder occurs, Tenant shall give written notice to Landlord in the manner herein set forth and shall afford Landlord a reasonable opportunity to cure any such default. In addition, Tenant shall send notice of such default by certified or registered mail, postage prepaid, to the holder of any Mortgage whose address Tenant has been provided in writing, and shall afford such Mortgage holder a reasonable opportunity to cure any alleged default on Landlord's behalf. In no event will Landlord be responsible for any damages incurred by Tenant, including but not limited to, lost profits or interruption of business as a result of any alleged default by Landlord hereunder. All defaults by Tenant of any covenant or condition of this Lease shall be deemed by the parties hereto to be material.

ARTICLE 20

REMEDIES OF LANDLORD

The remedies provided Landlord under this Lease are cumulative.

(a) Upon the occurrence of any default, Landlord may serve notice on Tenant that the Term and the estate hereby vested in Tenant and any and all other rights of Tenant hereunder shall cease on the date specified in such notice and on the specified date this Lease shall cease and expire as fully and with the effect as if the Term had expired for passage of time.

(b) Without terminating this Lease in case of a default or if this Lease shall be terminated for default as provided herein, Landlord may re-enter the Premises, remove Tenant, or cause Tenant to be removed from the Premises in such manner as Landlord may deem advisable, with or without legal process, and using such reasonable force as may be necessary. In the event of re-entry without terminating this Lease, Tenant shall continue to be liable for all Rents and other charges accruing or coming due under this Lease.

(c) If Landlord, without terminating this Lease, shall re-enter the Premises or if this Lease shall be terminated as provided in paragraph (a) above:

(i) All Rent due from Tenant to Landlord shall thereupon become due and shall be paid up to the time of re-entry, dispossession or expiration, together with reasonable costs and expenses (including, without limitation, attorneys' fees) of Landlord;

(ii) Landlord, without any obligation to do so, may relet the Premises or any part thereof for a term or terms which may at Landlord's option be less than or exceed the period which would otherwise have constituted the balance of the Term and may grant such concessions in reletting as Landlord, in the exercise of its reasonable business judgment, deems desirable. In connection with such reletting, Tenant shall be liable for all costs of the reletting including, without limitation, rent concessions, leasing commissions, legal fees and alteration and remodeling costs; and

(iii) If Landlord shall have terminated this Lease, Tenant shall also be liable to Landlord for all damages provided for at law and under this Lease resulting from Tenant's breach, including, without limitation, the difference between the aggregate rentals reserved under the terms of this Lease for the balance of the Term together with all other sums payable hereunder as Rent for the balance of the Term, less the fair rental value of the Premises for that period determined as of the date of such termination. For purposes of this paragraph, Tenant shall be deemed to include any guarantor or surety of the Lease.

(d) **TENANT HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY CLAIM, ACTION PROCEEDING OR COUNTERCLAIM BY EITHER LANDLORD OR TENANT AGAINST THE OTHER OR ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT, AND/OR TENANT'S USE OR OCCUPANCY OR THE PREMISES.**

(e) In addition to the above, Landlord shall have any and all other rights provided a landlord at law or in equity, including, but not limited to, those remedies provided for by laws, statutes, ordinances, governmental regulations or requirements of the United States, the State in which the Building is located or any local government authority or agency or any political subdivision thereof, now or hereafter in effect, for breach of a lease or tenancy by a tenant.

(f) Attorneys' Fees.

(i) In any action to enforce the terms of this Lease, including any suit by Landlord for the recovery of Rent or possession of the Premises, the losing party shall reimburse the successful party for its reasonable attorneys' fees incurred in such suit and such attorneys' fees shall be deemed to have accrued prior to the commencement of such action and shall be paid whether or not such action is prosecuted to judgment.

(ii) Should Landlord, without fault on Landlord's part, be made a party to any litigation instituted by Tenant or by any third party against Tenant, or by or against any person holding under or using the Premises by license of Tenant, or for the foreclosure of any lien for labor or material furnished to or for Tenant or any such other person or otherwise arising out of or resulting from any act or transaction of Tenant or of any such other person, Tenant covenants to save and hold Landlord harmless from and against any judgment rendered against Landlord or the Premises or any part thereof and from and against all costs and expenses, including reasonable attorneys' fees, incurred by Landlord in connection with such litigation.

(iii) When legal services are rendered by an attorney at law who is an employee of a party, attorneys' fees incurred by that party shall be deemed to include an amount based upon the number of hours spent by such employee on such matters multiplied by an appropriate billing rate determined by taking into consideration the same factors, including but not limited by, the importance of the matter, time applied, difficulty and results, as are considered when an attorney not in the employ of a party is engaged to render such service.

ARTICLE 21

QUIET ENJOYMENT

Landlord covenants and agrees with Tenant that so long as Tenant pays Rent and observes and performs all the terms, covenants, and conditions of this Lease on Tenant's part to be observed and performed, Tenant may peaceably and quietly enjoy the Premises subject, nevertheless, to the terms and conditions of this Lease, and Tenant's possession will not be disturbed by anyone claiming by, through, or under Landlord.

ARTICLE 22

ACCORD AND SATISFACTION

No payment by Tenant or receipt by Landlord of an amount less than full payment of Rent then due and payable shall be deemed to be other than on account of Rent then due and payable, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such Rent or pursue any other remedy provided for in this Lease or available at law or in equity.

ARTICLE 23

SECURITY DEPOSIT

To secure the full and faithful performance by Tenant of all of the covenants, conditions and agreements set forth in this Lease to be performed by it, including, without limitation, foregoing such covenants, conditions and agreements in this Lease which become applicable upon its termination by re-entry or otherwise, Tenant has deposited with Landlord the sum shown in Article 1 as a "Security Deposit" on the understanding:

(a) that the Security Deposit or any portion thereof may be applied to the curing of any default that may exist, including but not limited to a breach for failure to pay Rent, without prejudice to any other remedy or remedies which Landlord may have on account thereof, and upon such application Tenant shall pay Landlord on demand the amount so applied which shall be added to the Security Deposit so the same will be restored to its original amount;

(b) that should the Premises be conveyed by Landlord, the Security Deposit or any balance thereof may be turned over to the Landlord's grantee, and if the Security Deposit is turned over to such grantee, Tenant hereby releases Landlord from any and all liability with respect to the Security Deposit and its application or return, and Tenant agrees to look solely to such grantee for such application or return;

(c) that Landlord may commingle the Security Deposit with other funds, shall not be required to keep the Security Deposit in trust, and shall not be obligated to pay Tenant any interest;

(d) that the Security Deposit shall not be considered an advance payment of Rent or a measure of damages for any default by Tenant, nor shall it be a bar or defense to any actions by Landlord against Tenant;

(e) that if Monthly Rent is increased, the amount of the Security Deposit required to be maintained by Tenant shall also be increased so as to maintain, at all times and from time to time, the same ratio to Monthly Rent as applicable on the Commencement Date; and

(f) that if Tenant shall faithfully perform all of the covenants and agreements contained in this Lease on the part of the Tenant to be performed, and provided there exists no default by Tenant hereunder, the Security Deposit or any then remaining balance thereof, shall be returned to Tenant, without interest, within thirty (30) days after the expiration of the Term, provided that subsequent to the expiration of this Lease, Landlord may retain from the Security Deposit (i) an amount reasonably estimated by Landlord to cover potential Operating Expense reconciliation payments due with respect to the calendar year in which this Lease terminates or expires (such amount so retained shall not, in any event, exceed ten percent (10%) of estimated Operating Expense payments due from Tenant for such calendar year through the date of expiration or earlier termination of this Lease and any amounts so retained and not applied to such reconciliation shall be returned to Tenant within thirty (30) days after Landlord's delivery of the Statement for such calendar year), (ii) any and all amounts reasonably estimated by Landlord to cover the anticipated costs to be incurred by Landlord to remove any signage provided to Tenant under this Lease and to repair any damage caused by such removal (in which case any excess amount so retained by Landlord shall be returned to Tenant within thirty (30) days after such removal and repair), and (iii) any and all amounts permitted by law or this Article 23. Tenant hereby waives any and all provisions of law, now or hereafter in effect in the State in which the Building is located or any local government authority or agency or any political subdivision thereof, that limit the types of defaults for which a landlord may claim sums from a security deposit, it being agreed that Landlord, in addition, may claim those sums specified in this Article 23 above and/or those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the acts or omissions of Tenant or any officer, employee, agent, contractor or invitee of Tenant. Tenant further covenants that it will not assign or encumber the money deposited herein as a Security Deposit and that neither Landlord nor its successors or assigns shall be bound by any such assignment, encumbrance, attempted assignment or attempted encumbrance.

ARTICLE 24

BROKERAGE COMMISSION

Landlord and Tenant represent and warrant to each other that neither has dealt with any broker, finder or agent except for the Broker(s) identified in Article 1. Tenant represents and warrants to Landlord that (except with respect to the Broker identified in Article 1 and with whom Landlord has entered into a separate brokerage agreement) no broker, agent, commission salesperson, or other person has represented Tenant in the negotiations for and procurement of this Lease and of the Premises and that no commissions, fees, or compensation of any kind are due and payable in connection herewith to any broker, agent commission salesperson, or other person. Tenant agrees to indemnify and hold harmless Landlord, its agents, members, partners, representatives, officers, affiliates, shareholders, employees, successors and assigns from and against any and all loss, liabilities, claims, suits, or judgments (including, without limitation, reasonable attorneys' fees and court costs incurred in connection with any such claims, suits, or judgments, or in connection with the enforcement of this indemnity) for any fees, commissions, or compensation of any kind which arise out of or are in any way connected with any claimed agency relationship not referenced in Article 1.

ARTICLE 25

FORCE MAJEURE

Landlord shall be excused for the period of any delay in the performance of any obligation hereunder when prevented from so doing by a cause or causes beyond its control, including all labor disputes, civil commotion, war, war-like operations, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, fire or other casualty, inability to obtain any material, services or financing, or through acts of God. Tenant shall similarly be excused for delay in the performance of any obligation hereunder; provided:

(a) nothing contained in this Section or elsewhere in this Lease shall be deemed to excuse or permit any delay in the payment of Rent, or any delay in the cure of any default which may be cured by the payment of money;

(b) no reliance by Tenant upon this Section shall limit or restrict in any way Landlord's right of self-help as provided in this Lease; and

(c) Tenant shall not be entitled to rely upon this Section unless it shall first have given Landlord notice of the existence of any force majeure preventing the performance of an obligation of Tenant within five (5) days after the commencement of the force majeure.

ARTICLE 26

PARKING

(a) Landlord hereby grants to Tenant the right, in common with others authorized by Landlord, to use the parking facilities owned by Landlord and shown on Exhibit A, if any. Landlord, at its sole election, may designate the types, sizes, configuration, and locations of parking spaces within the parking facilities which Tenant shall be allowed to use. Landlord shall have the right, at Landlord's sole election, to change said types, sizes, configuration, and locations from time to time; provided, however, such designation shall be uniformly applied and shall not unfairly favor any tenant in the Building.

(b) Commencing on the Commencement Date, Tenant shall pay Landlord the Parking Fee, if any, shown in Article 1, as Additional Rent, payable monthly in advance with the Monthly Rent. If there is a Parking Fee shown in Schedule 1, then thereafter, and throughout the Term, the parking rate for each type of parking space provided to Tenant hereunder shall be the prevailing parking rate, as Landlord may designate from time to time, at Landlord's sole election, for each such type of parking space. In addition to the right reserved hereunder by Landlord to designate the parking rate from time to time, Landlord shall have the right to change the parking rate at any time to include therein any amounts levied, assessed, imposed or required to be paid to any governmental authority on account of the parking of motor vehicles, including all sums required to be paid pursuant to transportation controls imposed by the Environmental Protection Agency under the Clean Air Act of 1970, as amended, or otherwise required to be paid by any governmental authority with respect to the parking, use, or transportation of motor vehicles, or the reduction or control of motor vehicle traffic, or motor vehicle pollution. Tenant shall be responsible for the full amount of any taxes imposed by any governmental authority in connection with the use of the parking facility by Tenant.

(c) If requested by Landlord, Tenant shall notify Landlord of the license plate number, year, make and model of the automobiles entitled to use the parking facilities and if requested by Landlord, such automobiles shall be identified by automobile window stickers provided by Landlord, and only such designated automobiles shall be permitted to use the parking facilities. If Landlord institutes such an identification procedure, Landlord may provide additional parking spaces for use by customers and invitees of Tenant on a daily basis at prevailing parking rates, if any. At Landlord's sole election, Landlord may make validation stickers available to Tenant for any such additional parking spaces, provided, however, if Landlord makes validation stickers available to any other tenant in the Building, Landlord shall make such validation stickers available to Tenant. Tenant acknowledges and agrees that Landlord may, without incurring any liability to Tenant and without any abatement of Rent under this Lease, from time to time, close-off or restrict access to the parking facility for purposes of permitting or facilitating construction, alteration or improvement. Landlord may delegate its responsibilities hereunder to a parking operator or a lessee of the parking facility in which case such parking operator or lessee shall have all the rights of control attributed hereby to the Landlord.

(d) The parking facilities provided for herein are provided solely for the accommodation of Tenant, and Landlord assumes no responsibility or liability of any kind whatsoever from whatever cause with respect to the automobile parking areas, including adjoining streets, sidewalks, driveways, property and passageways, or the use thereof by Tenant or tenant's employees, customers, agents, contractors or invitees. Tenant may not assign, transfer, sublease or otherwise alienate the use of the parking facilities without Landlord's prior written consent. Tenant's continued right to use the parking facilities is conditioned upon Tenant abiding by all rules and regulations which are prescribed from time to time for the orderly operation and use of the parking facility, Tenant's cooperation in seeing that Tenant's employees and visitors also comply with such rules and regulations, and Tenant not being in default under this Lease.

ARTICLE 27

HAZARDOUS MATERIALS

A. Definition of Hazardous Materials. The term "Hazardous Materials" for purposes hereof shall mean any chemical, substance, materials or waste or component thereof which is now or hereafter listed, defined or regulated as a hazardous or toxic chemical, substance, materials or waste or component thereof by any federal, state or local governing or regulatory body having jurisdiction, or which would trigger any employee or community "right-to-know" requirements adopted by any such body, or for which any such body has adopted any requirements for the preparation or distribution of a materials safety data sheet ("MSDS"). The term "Hazardous Material" includes, without limitation, any material, waste or substance which is (i) included within the definitions of "hazardous substances," "hazardous materials," "toxic substances" or "solid waste" in or pursuant to any environmental Law, or subject to regulation under any environmental Law, (ii) listed in the United States Department of Transportation Optional Hazardous Material Table, 49 C.F.R. § 172.101, as to date or hereafter amended, or in the

United States Environmental Protection Agency List of Hazardous Substances and Reportable Quantities, 40 C.F.R. Part 302, as to date or hereafter amended, (iii) an explosive, radioactive, asbestos, polychlorinated biphenyl, oil or petroleum product, (iv) designated as a "Hazardous Substance" pursuant to Section 311 of the Federal Water Pollution Control Act (33 U.S.C. § 1317), (v) defined as a "Hazardous Waste" pursuant to Section 1004 of the Federal Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (42 U.S.C. § 6903), (vi) defined as a "Hazardous Substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (42 U.S.C. § 9601), or (vii) any substance deemed to be a "Hazardous Material" by any present or future federal, state or local Law, statute, regulation ordinance, or any judicial or administrative order or judgment thereunder, because it effects the health, industrial hygiene or the environmental or ecological conditions on, under or about the Premises or the Building.

B. No Hazardous Materials. Tenant shall not transport, use, store, maintain, generate, manufacture, handle, dispose, release or discharge any Hazardous Materials. However, the foregoing provisions shall not prohibit the transportation to and from, and use, storage, maintenance and handling within the Premises of Hazardous Materials customarily used in the business or activity expressly permitted to be undertaken in the Premises under Article 6, provided: (a) such Hazardous Materials shall be used and maintained only in such quantities as are reasonably necessary for such permitted use of the Premises and the ordinary course of Tenant's business therein, strictly in accordance with applicable Law, highest prevailing standards, and the manufacturers' instructions therefor, (b) such Hazardous Materials shall not be disposed of, released or discharged in the Building, and shall be transported to and from the Premises in compliance with all applicable Laws, and as Landlord shall reasonably require, (c) if any applicable Law or Landlord's trash removal contractor requires that any such Hazardous Materials be disposed of separately from ordinary trash, Tenant shall make arrangements, at Tenant's expense, for such disposal directly with a qualified and licensed disposal company at a lawful disposal site (subject to scheduling and approval by Landlord), and (d) any remaining such Hazardous Materials shall be completely, properly and lawfully removed from the Building upon expiration or earlier termination of this Lease.

C. Notices To Landlord. Tenant shall promptly notify Landlord of: (i) any enforcement, cleanup or other regulatory action taken or threatened by any governmental or regulatory authority with respect to the presence of any Hazardous Materials on the Premises or the migration thereof from or to other property, (ii) any demands or claims made or threatened by any party relating to any loss or injury resulting from any Hazardous Materials on the Premises, (iii) any release, discharge or non-routine, improper or unlawful disposal or transportation of any Hazardous Materials on or from the Premises or in violation of this Article, and (iv) any matters where Tenant is required by Law to give a notice to any governmental or regulatory authority respecting any Hazardous Materials on the Premises. Landlord shall have the right (but not the obligation) to join and participate, as a party, in any legal proceedings or actions affecting the Premises initiated in connection with any environmental, health or safety Law. At such times as Landlord may reasonably request, Tenant shall provide Landlord with a written list, certified to be true and complete, identifying any Hazardous Materials then used, stored, or maintained upon the Premises, the use and approximate quantity of each such materials, a copy of any MSDS issued by the manufacturer therefor, and such other information as Landlord may reasonably require or as may be required by Law.

D. Indemnification of Landlord. If any Hazardous Materials are released, discharged or disposed of by Tenant or any other occupant of the Premises, or their employees, agents, invitees or contractors, on or about the Building in violation of the foregoing provisions, Tenant shall immediately, properly and in compliance with applicable Laws clean up, remediate and remove the Hazardous Materials from the Building and any other affected property and clean or replace any affected personal property (whether or not owned by Landlord), at Tenant's expense (without limiting Landlord's other remedies therefor). Tenant shall further be required to indemnify and hold Landlord, Landlord's directors, officers, employees and agents harmless from and against any and all claims, demands, liabilities, losses, damages, penalties and judgments directly or indirectly arising out of or attributable to a violation of the provisions of this Article by Tenant, Tenant's occupants, employees, contractors or agents. Any clean up, remediation and removal work shall be subject to Landlord's prior written approval (except in emergencies), and shall include, without limitation, any testing, investigation, and the preparation and implementation of any remedial action plan required by any governmental body having jurisdiction or reasonably required by Landlord. If Landlord or any Lender or governmental body arranges for any tests or studies showing that this Article has been violated, Tenant shall pay for the costs of such tests. The provisions of this Article shall survive the expiration or earlier termination of this Lease. Landlord and Tenant acknowledge that Landlord may become legally liable for the costs of complying with Laws relating to Hazardous Material which are not the responsibility of Landlord or the responsibility of Tenant, including the following: (i) Hazardous Material present in the soil or ground water on the Building property of which Landlord has no knowledge as of the effective date of this Lease; (ii) a change in Laws which relate to Hazardous Material which make that Hazardous Material which is present on the property on which the Building is located as of the effective date of this Lease, whether known or unknown to Landlord, a violation of such new laws; (iii) Hazardous Material that migrates, flows, percolates, diffuses, or in any way moves onto, or under, the Building property after the effective date of this Lease; or Hazardous Material present on or under the Building property as a result of any discharge, dumping or spilling (whether accidental or otherwise) on the Building property by other tenants in the Building or their agents, employees, contractors, or invitees, or by others. Accordingly, Landlord and Tenant agree that the cost of complying with Laws relating to Hazardous Materials on the Building property for which Landlord is legally liable and which are paid or incurred by Landlord shall be an Operating Expense (and Tenant shall pay Tenant's Pro Rata Share thereof in accordance with Article 4) unless the cost of such compliance as between Landlord and Tenant, is made the responsibility of Tenant pursuant to Article 27(B), above. To the extent any such Operating Expense relating to Hazardous Materials is subsequently recovered or reimbursed through insurance, or recovery from responsible third parties or other action, Tenant shall be entitled to a proportionate reimbursement to the extent it has paid its share of such Operating Expense to which such recovery or reimbursement relates.

E. Subletting or Assignment. It shall not be unreasonable for Landlord to withhold its consent to any proposed assignment or subletting if (i) the proposed transferee's anticipated use of the Premises involves the generation, storage, use, treatment, or disposal of Hazardous Material; (ii) the proposed transferee has been required by any prior landlord, lender, or governmental authority to take remedial action in connection with Hazardous Material contaminating a property if the contamination resulted from such transferee's actions or use of the property in question; or (iii) the proposed transferee is subject to an enforcement order issued by any governmental authority in connection with the use, disposal, or storage of a Hazardous Material.

ARTICLE 28

ADDITIONAL RIGHTS RESERVED BY LANDLORD

In addition to any other rights provided for herein, Landlord reserves the following rights, exercisable without liability to Tenant for damage or injury to property, person or business and without effecting an eviction, constructive or actual, or disturbance of Tenant's use or possession or giving rise to any claim:

(a) To name the Building and to change the name or street address of the Building;

(b) To install and maintain all signs on the exterior and interior of the Building;

(c) To designate all sources furnishing sign painting or lettering for use in the Building;

(d) During the last ninety (90) days of the Term, if Tenant has vacated the Premises, to decorate, remodel, repair, alter or otherwise prepare the Premises for occupancy, without affecting Tenant's obligation to pay Rent for the Premises;

(e) To have pass keys to the Premises and all doors therein, excluding Tenant's vaults and safes;

(f) On reasonable prior notice to Tenant, to exhibit the Premises to any prospective purchaser, Lender, mortgagee, or assignee of any mortgage on the Building or the land on which the Building is located and to others having an interest therein at any time during the Term, and to prospective tenants during the last six (6) months of the Term;

(g) To take any and all measures, including entering the Premises for the purpose of making inspections, repairs, alterations, additions and improvements to the Premises or to the Building (including for the purpose of checking, calibrating, adjusting and balancing controls and other parts of the Building Systems), as may be necessary or desirable for the operation, improvement, safety, protection or preservation of the Premises or the Building, or in order to comply with all Laws, orders and requirements of governmental or other authority, or as may otherwise be permitted or required by this Lease; provided, however, t hat during the progress of any work on the Premises or at the Building, Landlord will attempt not to inconvenience Tenant, but shall not be liable for inconvenience, annoyance, disturbance, loss of business, or other damage to Tenant by reason of performing any work or by bringing or storing materials, supplies, tools or equipment in the Building or Premises during the performance of any work, and the obligations of Tenant under this Lease shall not thereby be affected in any manner whatsoever;

(h) To relocate various facilities within the Building and on the land of which the Building is a part if Landlord shall determine such relocation to be in the best interest of the development of the Building and such property, provided that such relocation shall not materially restrict access to the Premises; and

(i) To install vending machines of all kinds in the Building and to receive all of the revenue derived therefrom, provided, however, that no vending machines shall be installed by Landlord in the Premises unless Tenant so requests.

ARTICLE 29

DEFINED TERMS

A. "Building" shall refer to the Building named in Article 1 of which the leased Premises are a part (including all modifications, additions and alterations made to the Building during the term of this Lease), the real property on which the same is located, all plazas, common areas and any other areas located on said real property and designated by Landlord for use by all tenants in the Building. A plan showing the Building is attached hereto as Exhibit A and made a part hereof and the Premises is defined in Article 2 and shown on said Exhibit A by cross-hatched lines.

B. "Common Areas" shall mean and include all areas, facilities, equipment, directories and signs of the Building (exclusive of the Premises and areas leased to other Tenants) made available and designated by Landlord for the common and joint use and benefit of Landlord, Tenant and other tenants and occupants of the Building including, but not limited to, lobbies, public washrooms, hallways, sidewalks, parking areas, landscaped areas and service entrances. Common Areas may further include such areas in adjoining properties under reciprocal easement agreements, operating agreements or other such agreements now or hereafter in effect and which are available to Landlord, Tenant and Tenant's employees and invitees. Landlord reserves the right in its sole discretion and from time to time, to construct, maintain, operate, repair, close, limit, take out of service, alter, change, and modify all or any part of the Common Areas.

C. "Default Rate" shall mean eighteen percent (18%) per annum, or the highest rate permitted by applicable law, whichever shall be less. If the application of the Default Rate causes any provision of this Lease to be usurious or unenforceable, the Default Rate shall automatically be reduced so as to prevent such result.

D. "Hazardous Materials" shall have the meaning set forth in Article 27.

E. "Landlord" and "Tenant" shall be applicable to one or more parties as the case may be, and the singular shall include the plural, and the neuter shall include the masculine and feminine; and if there is more than one(1), the obligations thereof shall be joint and several. For purposes of any provisions indemnifying or limiting the liability of Landlord, the term "Landlord" shall include Landlord's present and future partners, beneficiaries, trustees, officers, directors, employees, shareholders, principals, agents, affiliates, successors and assigns.

F. "Law" or "Laws" shall mean all federal, state, county and local governmental and municipal laws, statutes, ordinances, rules, regulations, codes, decrees, orders and other such requirements, applicable equitable remedies and decisions by courts in cases where such decisions are binding precedents in the state in which the Building is located, and decisions of federal courts applying the Laws of such state.

G. "Lease" shall mean this lease executed between Tenant and Landlord, including any extensions, amendments or modifications and any Exhibits attached hereto.

H. "Lease Year" shall mean each calendar year or portion thereof during the Term..

I. "Lender" shall mean the holder of a Mortgage at the time in question, and where such Mortgage is a ground lease, such term shall refer to the ground lessee.

J. "Mortgage" shall mean all mortgages, deeds of trust, ground leases and other such encumbrances now or hereafter placed upon the Building or any part thereof with the written consent of Landlord, and all renewals, modifications, consolidations, replacements or extensions thereof, and all indebtedness now or hereafter secured thereby and all interest thereon.

K. "Operating Expenses" shall mean all operating expenses of any kind or nature which are necessary, ordinary or customarily incurred in connection with the operation, maintenance, replacement, ownership or repair of the Building as determined by Landlord.

Operating Expenses shall include, but not be limited to:

1.1 costs of supplies, including, but not limited to, the cost of relamping all Building standard lighting as the same may be required from time to time;

1.2 costs incurred in connection with obtaining and providing energy for the Building, including, but not limited to, costs of propane, butane, natural gas, steam, electricity, solar energy and fuel oils, coal or any other energy sources, including any taxes thereon;

1.3 costs of water and sanitary and storm drainage services;

1.4 costs of janitorial and security services;

1.5 costs of general maintenance and repairs, including costs under HVAC, the intrabuilding network cable and other mechanical maintenance contracts and maintenance, repairs and replacement of equipment and tools used in connection with operating the Building and the parking facilities;

1.6 costs of maintenance and replacement of landscaping;

1.7 insurance premiums, including fire and all-risk coverage, together with loss of rent endorsements, the part of any claim required to be paid under the deductible portion of any insurance policies carried by Landlord in connection with the Building, public liability insurance and any other insurance carried by Landlord on the Building, or any component parts thereof (all such insurance shall be in such amounts as may be required by any holder of a Mortgage or as Landlord may reasonably determine);

1.8 labor costs, including wages and other payments, costs to Landlord of worker's compensation and disability insurance, payroll taxes, employment taxes, general welfare benefits, pension payments, medical and surgical benefits, fringe benefits, and all legal fees and other costs or expenses incurred in resolving any labor dispute;

1.9 professional building management fees required for management of the Building;

1.10 legal, accounting, inspection, and other consultation fees (including, without limitation, fees charged by consultants retained by Landlord for services that are designed to produce a reduction in Operating Expenses or to reasonably improve the operation, maintenance or state of repair of the Building) incurred in the ordinary course of operating the Building or in connection with making the computations required hereunder or in any audit of operations of the Building;

1.11 the costs of capital improvements or structural repairs or replacements made in or to the Building in order to conform to changes, subsequent to the date of this Lease, in any applicable Laws, ordinances, rules, regulations or orders of any governmental or quasi-governmental authority having jurisdiction over the Building (herein "Required Capital Improvements") or the costs incurred by Landlord to install a new or replacement capital item for the purpose of reducing Operating Expenses (herein "Cost Savings Improvements"), a reasonable allowance for depreciation of the cost of acquiring or the rental expense of personal property used in the maintenance, operation and repair of the Building, and a reasonable reserve for all other capital improvements and structural repairs and replacements reasonably necessary to permit Landlord to maintain the Building in its current class. The expenditures for Required Capital Improvements and Cost Savings Improvements shall be amortized over the useful life of such capital improvement or structural repair or replacement (as determined by Landlord). All costs so amortized shall bear interest on the amortized balance at the rate of twelve percent (12%) per annum or such higher rate as may have been paid by Landlord on funds borrowed for the purpose of constructing these capital improvements.

In making any computations contemplated hereby, Landlord shall also be permitted to make such adjustments and modifications to the provisions of this paragraph and Article 4 as shall be reasonable and necessary to achieve the intention of the parties hereto.

L. "Rent" shall have the meaning specified therefor in Article 3.

M. "Tax" or "Taxes" shall mean:

1.1 all real property taxes and assessments levied against the Building by any governmental or quasi-governmental authority. The foregoing shall include all federal, state, county, or local governmental, special district, improvement district, municipal or other political subdivision taxes, fees, levies, assessments, charges or other impositions of every kind and nature, whether general, special, ordinary or extraordinary, respecting the Building, including without limitation, real estate taxes, general and special assessments, interest on any special assessments paid in installments, transit taxes, water and sewer rents, taxes based upon the receipt of rent, personal property taxes imposed upon the fixtures, machinery, equipment, apparatus, appurtenances, furniture and other personal property used in connection with the Building which Landlord shall pay during any calendar year, any portion of which occurs during the Term (without regard to any different fiscal year used by such government or municipal authority except as provided below). Provided, however, any taxes which shall be levied on the rentals of the Building shall be determined as if the Building were Landlord's only property, and provided further that in no event shall the term "taxes or assessment," as used herein, include any net federal or state income taxes levied or assessed on Landlord, unless such taxes are a specific substitute for real property taxes. Such term shall, however, include gross taxes on rentals. Expenses incurred by Landlord for tax consultants and in contesting the amount or validity of any such taxes or assessments shall be included in such computations.

1.2 all "assessments," including so-called special assessments, license tax, business license fee, business license tax, levy, charge, penalty or tax imposed by any authority having the direct power to tax, including any city, county, state or federal government, or any school, agricultural, lighting, water, drainage, or other improvement or special district thereof, against the Premises of the Building or any legal or equitable interest of Landlord therein. For the purposes of this Lease, any special assessments shall be deemed payable in such number of installments as is permitted by law, whether or not actually so paid. If as of the Commencement Date the Building has not been fully assessed as a completed project, for the purpose of computing the Operating Expenses for any adjustment required herein or under Article 4, the Tax shall be adjusted by Landlord, as of the date on which the adjustment is to be made, to reflect full completion of the Building including all standard Tenant finish work if the method of taxation of real estate prevailing to the time of execution hereof shall be, or has been altered, so as to cause the whole or any part of the taxes now, hereafter or theretofore levied, assessed or imposed on real estate to be levied, assessed or imposed on Landlord, wholly or partially, as a capital levy or otherwise, or on or measured by the rents received therefrom, then such new or altered taxes attributable to the Building shall be included within the term real estate taxes, except that the same shall not include any enhancement of said tax attributable to other income of Landlord. All of the preceding clauses M (1.1 and 1.2) are collectively referred to as the "Tax" or "Taxes."

All other capitalized terms shall have the definition set forth in the Lease.

ARTICLE 30

MISCELLANEOUS PROVISIONS

A. RULES AND REGULATIONS.

Tenant shall comply with all of the rules and regulations promulgated by Landlord from time to time for the Building. A copy of the current rules and regulations is attached hereto as Exhibit D. Landlord shall not be liable to Tenant for violation of any such rules and regulations, or for the breach of any covenant or condition in any lease by any other tenant in the Building. A waiver by Landlord of any rule or regulation for any other tenant shall not constitute nor be deemed a waiver of that rule or regulation for Tenant.

B. EXECUTION OF LEASE.

If Tenant is a corporation, partnership or limited liability company, each individual executing this Lease on behalf of said entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on behalf of said entity in accordance with: (i) if Tenant is a corporation, a duly adopted resolution of the Board of Directors of said corporation or in accordance with the by-laws of said corporation, (ii) if Tenant is a partnership, the terms of the partnership agreement, and (iii) if Tenant is a limited liability company, the terms of its operating agreement, and that this Lease is binding upon said entity in accordance with its terms. Concurrently with Tenant's execution of this Lease, Tenant shall provide to Landlord a copy of: (i) if Tenant is a corporation, such resolution of the Board of Directors authorizing the execution of this Lease on behalf of such corporation, which copy of resolution shall be duly certified by the secretary or an assistant secretary of the corporation to be a true copy of a resolution duly adopted by the Board of Directors of said corporation and shall be in a form reasonably acceptable to Landlord, (ii) if Tenant is a partnership, a copy of the provisions of the partnership agreement granting the requisite authority to each individual executing this Lease on behalf of said partnership, and (iii) if Tenant is a limited liability company, a copy of the provisions of its operating agreement granting the requisite authority to each individual executing this Lease on behalf of said limited liability company. In the event Tenant fails to comply with the requirements set forth in this subparagraph (B), then each individual executing this Lease shall be personally liable for all of Tenant's obligations in this Lease.

C. NOTICES.

All notices under this Lease shall be in writing and will be deemed sufficiently given for all purposes if, to Tenant, by delivery to Tenant at the Premises during the hours the Building is open for business or by certified mail, return receipt requested or by overnight delivery service (with one acknowledged receipt), to Tenant at the address set forth below, and if to Landlord, by certified mail, return receipt requested or by overnight delivery service (with one acknowledged receipt), at the addresses set forth below, or at such other address from time to time established by Landlord.

Landlord: at address shown in Article 1, item F.

with a copy to: Building Manager at address shown in Article 1, item G.

Tenant: at address shown in Article 1, item B.

with copy to: Mr. Stuart F. McFarland
Executive Vice President & CCO
5810 El Camino Real, Suite D
Carlsbad, CA 92013-1690

Any notices send by Landlord regarding or relating to eviction procedures, including without limitation three day notices, may be sent by regular mail.

D. TRANSFERS.

The term "Landlord" appearing herein shall mean only the owner of the Building from time to time and, upon a sale or transfer of its interest in the Building, the then landlord and transferring party shall have no further obligations or liabilities for matters accruing after the date of transfer of that interest. Tenant, upon such sale or transfer, agrees to attorn to the transferee and shall look solely to the successor owner and transferee of the Building, as the lessor under this Lease, for performance of Landlord's obligations hereunder. Tenant shall, within five (5) days after request, execute such further instruments or assurances as such transferee may reasonably deem necessary to evidence or confirm such attornment.

E. RELOCATION.

Landlord shall be entitled during the Lease Term to cause Tenant to relocate from the Premises to a reasonably comparable space within the Building (a "Relocation Space") at any time after reasonable notice, which notice shall give Tenant no less than sixty (60) days advance notice. Landlord or the third party tenant replacing Tenant shall pay the expense of moving Tenant to a space within the Building reasonably comparable to the Premises and providing reasonably comparable leasehold improvements. Landlord shall also pay for reasonable costs of replacement stationary and signage. Such a relocation shall not terminate, modify or otherwise affect the Lease, except with respect to the location of the Premises from and after the date of such relocation. "Premises," shall, thereafter, refer to the Relocation Space into which Tenant has been moved, rather than the original Premises as herein defined.

F. TENANT FINANCIAL STATEMENTS.

Upon the written request of Landlord, Tenant shall submit financial statements for its most recent financial reporting period and for the prior Lease Year. Landlord shall make such request no more than twice during any Lease Year. All such financial statements shall be certified as true and correct by the responsible officer or partner of Tenant and if Tenant is then in default hereunder, the financial statements shall be certified by an independent certified public accountant.

G. RELATIONSHIP OF THE PARTIES.

Nothing contained in this Lease shall be construed by the parties hereto, or by any third party, as constituting the parties as principal and agent, partners or joint venturers, nor shall anything herein render either party (other than a guarantor) liable for the debts and obligations of any other party, it being understood and agreed that the only relationship between Landlord and Tenant is that of Landlord and Tenant.

H. ENTIRE AGREEMENT; MERGER; SEVERABILITY.

This Lease and any Exhibits or Addenda hereto, embody the entire agreement and understanding between the parties respecting the Lease and the Premises and supersedes all prior negotiations, agreements and understandings between the parties, all of which are merged herein. No provision of this Lease may be modified, waived or discharged except by an instrument in writing signed by the party against which enforcement of such modification, waiver or discharge is sought. Any provision of this Lease which shall prove to be invalid, void or illegal shall in no way affect, impact, impair or invalidate any other provision hereof and such other provisions shall remain in full force and effect.

I. NO REPRESENTATION BY LANDLORD.

Neither Landlord nor any agent of Landlord has made any representations, warranties, or promises with respect to the Premises or the Building except as expressly set forth herein.

J. LIMITATION OF LIABILITY.

Notwithstanding anything in this Lease to the contrary, any remedy of Tenant for the collection of a judgment (or other judicial process) requiring the payment of money by Landlord in the event of any default by Landlord hereunder or any claim, cause of action or obligation, contractual, statutory or otherwise by Tenant against Landlord concerning, arising out of or relating to any matter relating to this Lease and all of the covenants and conditions or any obligations, contractual, statutory, or otherwise set forth herein, shall be limited solely and exclusively to an amount which is equal to the lesser of (i) the interest of Landlord in and to the Building, and (ii) the interest Landlord would have in the Building if the Building were encumbered by third party debt in an amount equal to eighty percent (80%) of the then current value of the Building (as such value is reasonably determined by Landlord). No other property or assets of Landlord, or any member, officer, director, shareholder, partner, trustee, agent, servant or employee of Landlord (the "Representatives") shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant's remedies under or with respect to this Lease, Landlord's obligations to Tenant, whether contractual, statutory or otherwise, the relationship of Landlord and Tenant hereunder, or Tenant's use or occupancy of the Building. Tenant further understands that any liability, duty or obligation of Landlord to Tenant, shall automatically cease and terminate as of the date that Landlord or any of Landlord's Representatives no longer have any right, title or interest in or to the Building. The provisions hereof shall inure to Landlord's successors and assigns including any Lender. The foregoing provisions are not intended to relieve Landlord from the performance of any of Landlord's obligations under this Lease, but only to limit the personal liability of Landlord in case of recovery of a judgment against Landlord; nor shall the foregoing be deemed to limit Tenant's rights to obtain injunctive relief or specific performance or other remedy which may be accorded Tenant by law or under this Lease. If Tenant claims or asserts that Landlord has violated or failed to perform a covenant under the Lease, Tenant's sole remedy shall be an action for specific performance, declaratory judgment or injunction and in no event shall Tenant be entitled to any money damages in any action or by way of set off, defense or counterclaim and Tenant hereby specifically waives the right to any money damages or other remedies for any such violation or failure.

K. MEMORANDUM OF LEASE.

Neither party, without the written consent of the other, will execute or record any this Lease or any summary or memorandum of this Lease in any public recorders office.

L. NO WAIVERS.

Failure of Landlord to insist upon strict compliance by Tenant of any condition or provision of this Lease shall not be deemed a waiver by Landlord of that condition. No waiver by Landlord of any provision of this Lease shall be deemed to be a waiver of any other provision hereof or of any subsequent breach by Tenant of the same or any other provision. No provision of this Lease may be waived by Landlord, except by an instrument in writing executed by Landlord. Landlord's consent to or approval of any act by Tenant requiring Landlord's consent or approval shall not be deemed to render unnecessary the obtaining of Landlord's consent to or approval of any subsequent act of

Tenant, whether or not similar to the act so consented to or approved. No act or thing done by Landlord or Landlord's agents during the Term of this Lease shall be deemed an acceptance of a surrender of the Premises, and no agreement to accept such surrender shall be valid unless in writing and signed by Landlord. Any payment by Tenant or receipt by Landlord of an amount less than the total amount then due hereunder shall be deemed to be in partial payment only thereof and not a waiver of the balance due or an accord and satisfaction, notwithstanding any statement or endorsement to the contrary on any check or any other instrument delivered concurrently therewith or in reference thereto. Accordingly, Landlord may accept any such amount and negotiate any such check without prejudice to Landlord's right to recover all balances due and owing and to pursue its other rights against Tenant under this Lease, regardless of whether Landlord makes any notation on such instrument of payment or otherwise notifies Tenant that such acceptance or negotiation is without prejudice to Landlord's rights.

M. SUCCESSORS AND ASSIGNS.

The conditions, covenants and agreements contained herein shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

N. GOVERNING LAW.

This Lease shall be governed by the law of the State where the Building is located. No conflicts of law rules of any state or country (including, without limitation, the conflicts of law rules of the State in which the Building is located) shall be applied to result in the application of any substantive or procedural laws of any state or country other than the State in which the Building is located. All controversies, claims, actions or causes of action arising between the parties hereto and/or their respective successors and assigns, shall be brought, heard and adjudicated by the courts of the State of California, with venue in the County of Los Angeles. Each of the parties hereto hereby consents to personal jurisdiction by the courts of the State of California in connection with any such controversy, claim, action or cause of action, and each of the parties hereto consents to service of process by any means authorized by the law of the State in which the Building is located and consent to the enforcement of any judgment so obtained in the courts of the State in which the Building is located on the same terms and conditions as if such controversy, claim, action or cause of action had been originally heard and adjudicated to a final judgment in such courts. Each of the parties hereto further acknowledges that the laws and courts of the State in which the Building is located were freely and voluntarily chosen to govern this Lease and to adjudicate any claims or disputes hereunder.

O. EXHIBITS.

All exhibits attached to this Lease are a part hereof and are incorporated herein by reference and all provisions of such exhibits shall constitute agreements, promises and covenants of this Lease.

P. CAPTIONS.

The captions and headings used in this Lease are for convenience only and in no way define or limit the scope, interpretation or content of this Lease.

Q. COUNTERPARTS.

This Lease may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

R. TIME OF ESSENCE.

Each of Tenant's covenants herein is a condition and time is of the essence with respect to the performance of every provision of this Lease.

S. SURVIVAL OF OBLIGATIONS.

Any obligations of Tenant occurring prior to the expiration or earlier termination of this Lease shall survive such expiration or earlier termination.

T. CONFIDENTIALITY.

Tenant acknowledges that the content of this Lease and any related documents are confidential information. Tenant shall keep such confidential information strictly confidential and shall not disclose such confidential information to any person or entity other than Tenant's financial, legal and space planning consultants and any proposed subtenants or assignees.

U. NO OPTION. THE SUBMISSION OF THIS LEASE BY LANDLORD, ITS AGENT OR REPRESENTATIVE FOR EXAMINATION OR EXECUTION BY TENANT DOES NOT CONSTITUTE AN OPTION OR OFFER TO LEASE THE PREMISES UPON THE TERMS AND CONDITIONS CONTAINED HEREIN OR A RESERVATION OF THE PREMISES IN FAVOR OF TENANT, IT BEING INTENDED HEREBY THAT THIS LEASE SHALL ONLY BECOME EFFECTIVE UPON THE EXECUTION HEREOF BY LANDLORD AND DELIVERY OF A FULLY EXECUTED LEASE TO TENANT.

V. USE OF BUILDING NAME; IMPROVEMENTS. Tenant shall not be allowed to use the name, picture or representation of the Building, or words to that effect, in connection with any business carried on in the Premises or otherwise (except as Tenant's address) without the prior written consent of Landlord. In the event that Landlord undertakes any additional improvements on the property on which the Building is located including, but not limited to, new construction or renovation or additions to the existing improvements, Landlord shall not be liable to Tenant for any noise, dust, vibration or interference with access to the Premises or disruption in Tenant's business caused thereby.

W. RIGHT OF LANDLORD TO PERFORM. All covenants and agreements to be performed by Tenant under any of the terms of this Lease shall be performed by Tenant at Tenant's sole cost and expense and without any abatement of Rent. If Tenant shall fail to pay any sum of money, other than Rent, required to be paid by it hereunder or shall fail to perform any other act on its part to be performed hereunder, and such failure shall continue beyond any applicable cure period set forth in this Lease, Landlord may, but shall not be obligated to, without waiving or releasing Tenant from any obligations of Tenant, make any such payment or perform any such other act on Tenant's part to be made or performed as is in this Lease provided. All sums so paid by Landlord and all reasonable incidental costs, together with interest thereon at the rate of twelve percent (12%) per annum from the date of such payment by Landlord, shall be payable to Landlord on demand and Tenant covenants to pay any such sums, and Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of the nonpayment thereof by Tenant as in the case of default by Tenant in the payment of the Rent.

X. ACCESS, CHANGES IN PROJECT, FACILITIES, NAME.

(i) Every part of the Building except the inside surfaces of all walls, windows and doors bounding the Premises (including exterior building walls, core corridor walls and doors and any core corridor entrance), and any space in or adjacent to the Premises used for shafts, stacks, pipes, conduits, fan rooms, ducts, electric or other utilities, sinks or other building facilities, and the use thereof, as well as access thereto through the Premises for the purposes of operation, maintenance, decoration and repair, are reserved to Landlord.

(ii) Tenant shall permit Landlord to install, use and maintain pipes, ducts and conduits within the walls, columns and ceilings of the Premises.

(iii) Landlord reserves the right, without incurring any liability to Tenant therefor, to make such changes in or to the Building and the fixtures and equipment thereof, as well as in or to the street entrances, halls, passages, elevators, stairways and other improvements thereof, as it may deem necessary or desirable.

(iv) Landlord may adopt any name for the Building and Landlord reserves the right to change the name or address of the Building at any time.

Y. ANTI-TERRORISM REPRESENTATION. Neither Tenant nor any of its affiliates have engaged in any dealings or transactions, directly or indirectly, (i) in contravention of any U.S., international or other money laundering regulations or conventions, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, Trading with the Enemy Act (50 U.S.C. §1 et seq., as amended), or any foreign asset control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, or (ii) in contravention of Executive Order No. 13,244,66 Fed. Reg. 49,079 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), as may be amended or supplemented from time to time ("Anti-Terrorism Order") or on behalf of terrorists or terrorist organizations, including those persons or entities that are included on any relevant lists maintained by the United Nations, North Atlantic Treaty Organization, Organization of Economic Cooperation and Development, Financial Action Task Force, U.S. Office of Foreign Assets Control, U.S. Securities & Exchange Commission, U.S. Federal Bureau of Investigation, U.S. Central Intelligence Agency, U.S. Internal Revenue Service, or any country or organization, all as may be amended from time to time. Neither Tenant nor any of its affiliates are a person described in section 1 of the Anti-Terrorism Order and neither Tenant nor any of its affiliates have engaged in any dealings or transactions, or otherwise been associated with any such person. If at any time this representation becomes false than it shall be considered a default under this Lease and Landlord shall have the right to exercise all of the remedies set forth in this Lease in the event of a default.

Z. IDENTIFICATION OF TENANT.

If Tenant constitutes more than one person or entity, (A) each of them shall be jointly and severally liable for the keeping, observing and performing of all of the terms, covenants, conditions and provisions of this Lease to be kept, observed and performed by Tenant, (B) the term "Tenant" as used in this Lease shall mean and include each of them jointly and severally, and (C) the act of or notice from, or notice or refund to, or the signature of, any one or more of them, with respect to the tenancy of this Lease, including, but not limited to, any renewal, extension, expiration, termination or modification, of this Lease, shall be binding upon each and all of the persons or entities executing this Lease as Tenant with the same force and effect as if each and all of them had so acted or so given or received such notice or refund or so signed.

If Tenant is a partnership (or is comprised of two or more persons, individually and as co-partners of a partnership) or if Tenant's interest in this Lease shall be assigned to a partnership (or to two or more persons, individually and as co-partners of a partnership) pursuant to Article 16 hereof (any such partnership and such persons hereinafter referred to in this Paragraph 30.Y. as "Partnership Tenant"), the following provisions of this Lease shall apply to such Partnership Tenant:

(a) The liability of each of the parties comprising Partnership Tenant shall be joint and several.

(b) Each of the parties comprising Partnership Tenant hereby consents in advance to, and agrees to be bound by, any written instrument which may hereafter be executed, changing, modifying or discharging this Lease, in whole or in part, or surrendering all or any part of the Premises to the Landlord, and by notices, demands, requests or other communication which may hereafter be given, by the individual or individuals authorized to execute this Lease on behalf of Partnership Tenant under Paragraph 30.W. above.

(c) Any bills, statements, notices, demands, requests or other communications given or rendered to Partnership Tenant or to any of the parties comprising Partnership Tenant shall be deemed given or rendered to Partnership Tenant and to all such parties and shall be binding upon Partnership Tenant and all such parties.

(d) If Partnership Tenant admits new partners, all of such new partners shall, by their admission to Partnership Tenant, be deemed to have assumed performance of all of the terms, covenants and conditions of this Lease on Tenant's part to be observed and performed.

(e) Partnership Tenant shall give prompt notice to Landlord of the admission of any such new partners, and, upon demand of Landlord, shall cause each such new partner to execute and deliver to Landlord an agreement in form satisfactory to Landlord, wherein each such new partner shall assume performance of all of the terms, covenants and conditions of this Lease on Partnership Tenant's part to be observed and performed (but neither Landlord's failure to request any such agreement nor the failure of any such new partner to execute or deliver any such agreement to Landlord shall terminate the provisions of clause (d) of this Article 30.Y(2) or relieve any such new partner of its obligations thereunder).

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties have duly executed this Lease with the Exhibits attached hereto, as of this 2nd day of ~~September~~, 2003.

LANDLORD:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY,
a Massachusetts corporation

CORNERSTONE REAL ESTATE ADVISERS, INC.,
its authorized agent

By: ______________________

Julie A. Treinen
Vice President

TENANT:

By: ______________________

Stuart F. McFarland
Executive Vice President
Chief Credit Officer

By: ______________________

SHARENE PATRICOLA
SVP/CASHIER

Certificate of Tenant
(If A Corporation or Partnership)

I, PAUL M. WEIL, Secretary ~~or General Partner~~ of SOUTHWEST COMMUNITY BANK - ________________, Tenant, hereby certify that the officers executing the foregoing Lease on behalf of Tenant is/are duly authorized to act on behalf of and bind the Tenant.

(Corporate Seal)

[signature]
Secretary ~~or General Partner~~

Date: 9/30/05

EXHIBIT A

Plan Showing Property and Premises

EXHIBIT B

Landlord's Work Letter

1. Defined Terms. All defined terms referred to in this Exhibit B shall have the same meaning as defined in the lease to which this Exhibit is a part, except where expressly defined to the contrary.

2. Construction of the Tenant Improvements. Landlord shall construct the Tenant Improvements in accordance with this Work Letter and the construction to be executed by Landlord and its contractor(s). The contract shall be on a "Lump-Sum" basis and shall be subject to increases or decreases due to changes requested by Tenant and approved by Landlord. Landlord shall use reasonable diligence to Substantially Complete (as hereinafter defined) the Tenant Improvements in a timely manner.

3. Additional Definitions. Each of the following terms shall have the following meaning:

3.1 Construction Allowance – Landlord will provide an improvement allowance equal to $25.00 per rentable square foot of the Premises (the "Construction Allowance"). The Construction Allowance shall be used as a credit toward the cost of space planning, working drawings, permits, engineering fees, a construction management fee of 2%, and the construction of permanent improvements to the Premises. Additionally, up to $2.50 per rentable square foot of such Allowance may be allocated to: furniture, fixtures + equipment (FF+E)

3.2 Construction Budget – An estimate of the Construction Costs for the Tenant Improvements prepared by Landlord after or in connection with the preparation of the Construction Plans.

3.3 Construction Costs – All costs and expenses to construction the Tenant Improvements approved by Landlord, including all fees and expenses for:

(a) architectural/space planning services utilized by Landlord in the preparation of the Space Plan;

(b) architects, engineers and consultants in the preparation of the Construction Plans, including mechanical, electrical, plumbing and structural drawings and all other aspects of the Construction Plans, and for processing governmental applications and applications for payment, observing construction of the work, and other customary engineering, architectural, interior design and space planning services.

(c) Construction management fee of two percent (2%) of the building costs;

(d) surveys, reports, environmental and other tests and investigations of the site and any improvements thereon if requested by Landlord;

(e) labor, materials, equipment and fixtures supplied by the general contractor, its subcontractor and/or material men.

(f) the furnishing and installation of all heating, ventilation and air conditioning duct work, terminal boxes, distribution defusers and accessories required for completing the heating, ventilation and air-conditioning system in the premises, all electrical circuits, wiring, lighting fixtures and tube outlets furnished and installed throughout the Premises;

(g) all window and floor coverings in the Premises;

(h) all fire, security and life safety control systems, such as fire walls, sprinklers and fire alarms, including piping, wiring and accessories to be installed within the Premises;

(i) fees charged by the city and/or county where the Building is located (including without limitation, fees for building permits and plan checks) required for the tenant improvement work in the Premises;

(j) on site supervision and administration expense of the general contractor;

(k) all taxes, fees, charges and levies by governmental and quasi-governmental agencies for authorization, approvals, licenses and permits, and all sales, use and excise taxes for the materials supplied and services rendered in connection with the installation and construction of the Tenant Improvements;

(l) all costs and expenses incurred to comply with all laws, rules, regulations or ordinances of any governmental authority for any work to be performed within the Premises in order to construct the Tenant Improvements;

The term Construction Costs shall not include any fees, costs, expenses, compensation of any of its officers, directors, employees or affiliates, or the cost of any of Tenant's furniture, artifacts, trade fixtures, telephone and computer systems and related facilities, or equipment.

3.4 Final Completion Date – The date on which construction of the Tenant Improvements has been fully completed, including, without limitation, substantially all punch list work as provided in the Lease.

3.5 Construction Plans – The complete plans and specifications for the construction of the Tenant Improvements, which shall be in substantial compliance with the Space Plan, consisting of all architectural, engineering, mechanical and electrical drawings and specifications which are required to obtain governmental authority(ies) for the construction of the Tenant Improvements. The Construction Plans shall be prepared by duly licensed and/or registered architectural and/or engineering professionals selected by Landlord, and in all respects shall be in substantial compliance with all applicable laws, rules, regulations, building codes for the City of Glendale and County of Los Angeles, California, and with applicable insurance regulations.

3.6 Force Majeure Delays – Any delay, other than a Tenant Delay, by Landlord in completing the Tenant Improvements by the Target Commencement Date by reason of strike, other labor trouble, governmental preemption of priorities or other controls in connection with national or public emergency, city delays in permitting and inspections, acts of God, or other cause, whether similar or dissimilar to the above, beyond obligation of Landlord to construct the Tenant Improvements under this Work Letter of the Lease shall be extended at Landlord's election by the period of any delay caused by any of the foregoing event.

3.7 Landlord's Allowance – The amount of $52,400.00 ($25.00 per rentable square foot) to be paid by Landlord for the Construction Costs for the Tenant Improvements, which includes all Construction Management Fees and which sum shall be paid directly to the contracting parties entitled to payment. Any construction costs in excess of Landlord's Allowance shall be paid by Tenant, at its sole cost and expense, to Landlord within thirty (30) days after Tenant's receipt of notice from Landlord. If Landlord does not receive such payment within said thirty (30) day period, Landlord shall have the right, in addition to any other rights or remedies available under the Lease, at law or in equity.

3.8 Substantial Completion, Substantially Complete, Substantially Completed – The terms Substantial Completion, Substantially Complete, Substantially Completed shall mean when the following have occurred or would have occurred by for Tenant Delays or Force Majeure Delays;

(a) Landlord has delivered to Tenant a certificate stating that the Premises (including all utilities required for Permitted Use), have been Substantially Completed in accordance with the Construction Plans, except for and "punch list" items which may be completed without materially impairing Tenant's use of the Premises or a material portion thereof; and

(b) Space Plan – Detailed space plans for the Premises which shall include, among other things, the location of doors, partitions, electrical fixtures and outlets. Tenant shall cooperate with Landlord and its space planner and/or architect who shall prepare the space plans. Landlord shall be entitled to rely upon all plans, drawings and information supplied, by or for the Tenant in preparing the Space Plan. Within five (5) days after the receipt of the Space Plan, Tenant shall notify Landlord in writing that (i) Tenant approves Space Plan, or (ii) Tenant disapproves the Space Plan together with an explanation for such disapproval and provides new sufficient instructions for a revision. The failure of Tenant to provide such written notice within said five (5) day period shall be deemed as approval by Tenant of such Space Plan when approved by Landlord and Tenant, (the Space Plan shall be referred to as "Space Plan").

3.9 Tenant Delay – Any delay incurred by Landlord in the completion of the Tenant Improvements due to (i) a delay by Tenant, or by any person employed or engaged by Tenant, in approving or delivering to Landlord any plans or schedules, including without limitation, the Construction Plans; (ii) a delay in the performance of work in the Premises by Tenant or any person employed by Tenant; (iii) any changes requested by Tenant in or to previously approved work or in the Construction Plans; (iv) requests for materials and finishes which are not readily available, and/or delays in delivery of any materials specified by Tenant through change orders; or (v) Tenant's interference with the construction of the Tenant Improvements.

3.10 Tenant Improvements – The improvements to be installed by Landlord in the Premises will be shown schematically on the Space Plan, and will be shown in detail on the Construction Plans.

4. Preparation of Construction Plans. Landlord shall cause to be prepared Construction Plans for the construction of the Tenant Improvements and deliver the same to Tenant as soon as reasonably possible. Within three (3) days after receipt of the Construction Plans, Tenant shall notify Landlord in writing that (i) Tenant approved the Construction Plans; or (ii) Tenant disapproves the Construction Plans because they vary in design from the Space Plan approved by Landlord and Tenant in the particular instances specified by Tenant in such notice and provides new sufficient instructions for a revision. The failure of Tenant to provide such written notice within said three (3) day period shall be deemed as approval by Tenant of such plans.

5. Building Permits. After completion of the Construction Plans, Landlord or its contractor shall submit the Construction Plans to the appropriate governmental body for plan checking and a building permit. Landlord, with Tenant cooperation, shall cause to be made any change in the Construction Plans necessary to obtain the building permit.

6. Changes. After approval of the Pricing Plans by Landlord and Tenant, any changes in the Plans including, without limitation, any changes in the Plans including, without limitation, any changes required by any applicable law, rule, regulation or ordinance, shall require the prior written consent of Landlord in its discretion, which shall not be unreasonably withheld or delayed. Any changes requested by Tenant shall be prepared by Landlord's architect, engineer or contractor. The cost of such changes, including the cost to revise the Construction Plans, obtain any additional permits and construct any additional improvements required as a result thereof, and the cost for materials and labor, and all other additional costs incurred by Landlord from resulting delays in completing the Tenant Improvements, shall be paid by Tenant if they exceed the aforementioned construction allowance of $25.00 per rentable square foot. Such excess costs shall be paid by Tenant, at its sole cost and expense, to Landlord within thirty (30) days after Tenant's receipt of notice from Landlord. If Landlord does not receive such payment within said thirty (30) day period, Landlord shall have the right, in addition to any other rights or remedies available under the Lease, at law or in equity. Any delay caused as a result of such a change or a request for a change shall cause the Commencement Date of the Lease to be unchanged. The cost of a change order and any resulting delay in connection and additional cost incurred as a result thereof shall be determined by the Construction Manager identified below, which determination shall be binding upon the parties.

7. Heating of Premises. A heating unit will be installed in the premises at Landlord's expense which shall not be included in the Landlord's allowance.

8. Tenant's Representative. Tenant hereby authorizes

Stuart F. McFarland or Steve Ahlquist

as Tenant's representative to act on its behalf and represent its interests with respect to all matters which pertain to the construction of Tenant Improvements, and to make decisions binding upon Tenant with respect to such matters.

9. Landlord's Representative. Landlord hereby authorizes

Spencer Wilson

to be Landlord's representative in connection with construction of the Tenant Improvements. Tenant hereby expressly recognizes and agrees that no other person claiming to act an behalf of the Landlord is authorized to do so, and any costs, expenses liabilities or obligations incurred or paid by Tenant in reliance on the discretion of any such other person shall be Tenant's sole responsibility.

EXHIBIT C

Tenant's Work

Tenant will install the following items at Tenant's expense:

EXHIBIT D

Building's Rules and Regulations
and Janitorial Specifications

1. The sidewalks, entrances, passages, courts, elevators, vestibules, stairways, corridors or halls of the Building shall not be obstructed or encumbered or used for any purpose other than ingress and egress to and from the premises demised to any tenant or occupant.

2. No awnings or other projection shall be attached to the outside walls or windows of the Building without the prior consent of Landlord. No curtains, blinds, shades, or screens shall be attached to or hung in, or used in connection with, any window or door of the premises demised to any tenant or occupant, without the prior consent of Landlord. Such awnings, projections, curtains, blinds, shades, screens or other fixtures must be of a quality, type, design and color, and attached in a manner, approved by Landlord.

3. No sign, advertisement, object, notice or other lettering shall be exhibited, inscribed, painted or affixed on any part of the outside or inside of the premises demised to any tenant or occupant of the Building without the prior consent of Landlord. Interior signs on doors and directory tables, if any, shall be of a size, color and style approved by Landlord.

4. The sashes, sash doors, skylights, windows, and doors that reflect or admit light and air into the halls, passageways or other public places in the Building shall not be covered or obstructed, nor shall any bottles, parcels, or other articles be placed on any window sills.

5. No show cases or other articles shall be put in front of or affixed to any part of the exterior of the Building, nor placed in the halls, corridors, vestibules or other public parts of the Building.

6. The water and wash closets and other plumbing fixtures shall not be used for any purposes other than those for which they were constructed, and no sweepings, rubbish, rags, or other substances shall be thrown therein. No tenant shall bring or keep, or permit to be brought or kept, any inflammable, combustible, explosive or hazardous fluid, materials, chemical or substance in or about the premises demised to such tenant.

7. No tenant or occupant shall mark, paint, drill into, or in any way deface any part of the Building or the premises demised to such tenant or occupant. No boring, cutting or stringing of wires shall be permitted, except with the prior consent of Landlord, and as Landlord may direct. No tenant or occupant shall install any resilient tile or similar floor covering in the premises demised to such tenant or occupant except in a manner approved by Landlord.

8. No vehicles or animals of any kind shall be brought into or kept in or about the premises demised to any tenant. No cooking shall be done or permitted in the Building by any tenant without the approval of the Landlord. No tenant shall cause or permit any unusual or objectionable odors to emanate from the premises demised to such tenant.

9. No space in the Building shall be used for manufacturing, for the storage of merchandise, or for the sale of merchandise, goods, or property of any kind at auction, without the prior consent of Landlord.

10. No tenant shall make, or permit to be made, any unseemly or disturbing noises or disturb or interfere with other tenants or occupants of the Building or neighboring buildings or premises whether by the use of any musical instrument, radio, television set or other audio device, unmusical noise, whistling, singing, or in any other way. Nothing shall be thrown out of any doors or window.

11. No additional locks or bolts of any kind shall be placed upon any of the doors or windows, nor shall any changes be made in locks or the mechanism thereof. Each tenant must, upon the termination of its tenancy, restore to Landlord all keys of stores, offices and toilet rooms, either furnished to, or otherwise procured by, such tenant.

12. All removals from the Building, or the carrying in or out of the Building or the premises demised to any tenant, of any safes, freight, furniture or bulky matter of any description must take place at such time and in such manner as Landlord or its agents may determine, from time to time. Landlord reserves the right to inspect all freight to be brought into the Building and to exclude from the Building all freight which violates any of the Rules and Regulations or the provisions of such tenant's lease.

13. No tenant shall use or occupy, or permit any portion of the premises demised to such tenant to be used or occupied, as an office for a public stenographer or typist, or to a barber or manicure shop, or as an employment bureau. No tenant or occupant shall engage or pay any employees in the Building, except those actually working for such tenant or occupant in the Building, nor advertise for laborers giving an address at the Building.

14. No tenant or occupant shall purchase spring water, ice, food, beverage, lighting maintenance, cleaning towels or other like service, from any company or person not approved by Landlord. No vending machines of any description shall be installed, maintained or operated upon the premises demised to any tenant without the prior consent of Landlord.

15. Landlord shall have the right to prohibit any advertising by any tenant or occupant which, in Landlord's opinion, tends to impair the reputation of the Building or its desirability as a building for offices, and upon notice from Landlord, such tenant or occupant shall refrain from or discontinue such advertising.

16. Landlord reserves the right to exclude from the Building, between the hours of 6:00 P.M. and 8:00 A.M. on business days and at all hours on Saturdays, Sundays and holidays, all persons who do not present a pass to the Building signed by Landlord. Landlord will furnish passes to persons for whom any tenant requests such passes. Each tenant shall be responsible for all persons for whom it requests such passes and shall be liable to Landlord for all acts of such persons.

17. Each tenant, before closing and leaving the premises demised to such tenant at any time, shall see that all entrance doors are locked and all windows closed. Corridor doors, when not in use, shall be kept closed.

18. Each tenant shall, at its expense, provide artificial light in the premises demised to such tenant for Landlord's agents, contractors and employees while performing janitorial or other cleaning services and making repairs or alterations in said premises.

19. No premises shall be used, or permitted to be used for lodging or sleeping, or for any immoral or illegal purposes.

20. The requirements of tenants will be attended to only upon application at the office of Landlord. Building employees shall not be required to perform, and shall not be requested by any tenant or occupant to perform, and work outside of their regular duties, unless under specific instructions from the office of Landlord.

21. Canvassing, soliciting and peddling in the Building are prohibited and each tenant and occupant shall cooperate in seeking their prevention.

22. There shall not be used in the Building, either by any tenant or occupant or by their agents or contractors, in the delivery or receipt of merchandise, freight, or other matter, any hand trucks or other means of conveyance except those equipped with rubber tires, rubber side guards and such other safeguards as Landlord may require.

23. If the Premises demised to any tenant become infested with vermin, such tenant, at its sole cost and expense, shall cause its premises to be exterminated, from time to time, to the satisfaction of Landlord, and shall employ such exterminators therefor as shall be approved by Landlord.

24. No premises shall be used, or permitted to be used, at any time, without the prior approval of Landlord, as a store for the sale or display of goods, wares or merchandise of any kind, or as a restaurant, shop, booth, bootblack or other stand, or for the conduct of any business or occupation which predominantly involves direct patronage of the general public in the premises demised to such tenant, or for manufacturing or for other similar purposes.

25. No tenant shall clean any window in the Building from the outside.

26. No tenant shall move, or permit to be moved, into or out of the Building or the premises demised to such tenant, any heavy or bulky matter, without the specific approval of Landlord. If any such matter requires special handling, only a qualified person shall be employed to perform such special handling. No tenant shall place, or permit to be placed, on any part of the floor or floors of the premises demised to such tenant, a load exceeding the floor load per square foot which such floor was designed to carry and which is allowed by law. Landlord reserves the right to prescribe the weight and position of safes and other heavy matter, which must be placed so as to distribute the weight.

27. Landlord shall provide and maintain an alphabetical directory board in the first floor (main lobby) of the Building and no other directory shall be permitted without the prior consent of Landlord. Each tenant shall be allowed one line on such board unless otherwise agreed to in writing.

28. With respect to work being performed by a tenant in its premises with the approval of Landlord, the tenant shall refer all contractors, contractors' representatives and installation technicians to Landlord for its supervision, approval and control prior to the performance of any work or services. This provision shall apply to all work performed in the Building including installation of telephones, telegraph equipment, electrical devices and attachments, and installations of every nature affecting floors, walls, woodwork, trim, ceilings, equipment and any other physical portion of the Building.

29. Landlord shall not be responsible for lost or stolen personal property, equipment, money, or jewelry from the premises of tenants or public rooms whether or not such loss occurs when the Building or the premises are locked against entry.

30. Landlord shall not permit entrance to the premises of tenants by use of pass keys controlled by Landlord, to any person at any time without written permission from such tenant, except employees, contractors, or service personnel directly supervised by Landlord and employees of the United States Postal Service.

31. Each tenant and all of tenant's employees and invitees shall observe and comply with the driving and parking signs and markers on the Land surrounding the Building, and Landlord shall not be responsible for any damage to any vehicle towed because of noncompliance with parking regulations.

32. Without Landlord's prior approval, no tenant shall install any radio or television antenna, loudspeaker, music system or other device on the roof or exterior walls of the Building or on common walls with adjacent tenants.

33. Each tenant shall store all trash and garbage within its premises or in such other areas specifically designated by Landlord. No materials shall be placed in the trash boxes or receptacles in the Building unless such materials may be disposed of in the ordinary and customary manner of removing and disposing of trash and garbage and will not result in a violation of any law or ordinance governing such disposal. All garbage and refuse disposal shall be only through entry ways and elevators provided for such purposes and at such times as Landlord shall designate.

34. No tenant shall employ any persons other than the janitor or Landlord for the purpose of cleaning its premises without the prior consent of Landlord. No tenant shall cause any unnecessary labor by reason of its carelessness or indifference in the preservation of good order and cleanliness. Janitor service shall include ordinary dusting and cleaning by the janitor assigned to such work and shall not include beating of carpets or rugs or moving of furniture or other special services. Janitor service shall be furnished Mondays through Fridays, legal holidays excepted; janitor service will not be furnished to areas which are occupied after 9:30 P.M. Window cleaning shall be done only by Landlord, and only between 6:00 A.M and 5:00 P.M.

(Attach Janitorial Specifications for Property)

EXHIBIT E

Commencement Date Confirmation

DECLARATION BY LANDLORD AND TENANT AS TO DATE OF
DELIVERY AND ACCEPTANCE OF POSSESSION OF PREMISES

Attached to and made a part of the Lease dated the _____ day of __________________, 200_, entered into and by MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY as LANDLORD, and ________________________ ____ as TENANT.

LANDLORD AND TENANT do hereby declare that possession of the Premises was accepted by TENANT on the ____ day of ________________, 200_. The Premises required to be constructed and finished by LANDLORD in accordance with the provisions of the Lease have been satisfactorily completed by LANDLORD and accepted by TENANT, the Lease is now in full force and effect, and as of the date hereof, LANDLORD has fulfilled all of its obligations under the Lease. The Lease Commencement Date is hereby established as ____________________________, 200_. The Term of this Lease shall terminate on ___________________, 200_.

LANDLORD:

MASSACHUSETTS MUTUAL LIFE
INSURANCE COMPANY

By: CORNERSTONE REAL ESTATE ADVISERS, INC.,
its authorized agent

By: __________________________

____
[Printed Name and Title]

TENANT:
By: __________________________

____
Julie A. Treinen, Vice President

By: __________________________

____
Stuart F. McFarland
Executive Vice President and Chief
Credit Officer

STANDARD SHOPPING CENTER LEASE

Villa Encinitas Plaza Shopping Center

Landlord:

Villa Encinitas Plaza Ltd.
a California Limited Partnership

Tenant:

SOUTHWEST COMMUNITY BANK,
a California Banking Corporation

dba:

Southwest Community Bank

TABLE OF CONTENTS



ARTICLE I
GRANT AND BASIC TERMS

This Article One contains the Basic Terms of this Lease between the Landlord and Tenant named below. Other Articles, Sections and Paragraphs of the Lease referred to in this Article One explain and define the Basic Terms and are to be read in conjunction with the Basic Terms.

Section 1.01 **Effective Date of Lease:** 10-17-96

Section 1.02 **Landlord:** Villa Encinitas Plaza
A California Limited Partnership

Address for Notices: P.O. Box 13293
La Jolla, CA 92093-3293 (619) 455-5600 (W)

Section 1.03 **Tenant:** c/o Howard Levenson, Chairman
Southwest Community Bank (Proposed)

Address for Notices: 600 "B" Street, Suite 2204
San Diego, CA 92101 234-3235 Fax: 234-2421

Section 1.04 **Premises.** In consideration of the rents, covenants and agreements on the part of Tenant to be paid and performed, the Landlord leases to the Tenant, and Tenant leases from Landlord, for the Term, at the rental and upon the conditions of this Lease, that certain retail space (referred to herein as the "Premises") now or hereafter to be erected in the Villa Encinitas Plaza Shopping Center (herein called the "Shopping Center") in Encinitas (City) San Diego (County) California (State). The location of the Premises is outlined in red on the site plan of the Shopping Center attached hereto as Exhibit "A" and made a part hereof, and otherwise known as 277 N. El Camino Real, Suites A&B; Building A, (address), said Premises being agreed for purposes of this Lease, to have an area of 5195* approximately square feet. Tenant acknowledges that the site plan shown on Exhibit "A" is tentative and that Landlord may change the shape, size, location, number and extent of the improvements shown thereon and eliminate or add any improvements to any portion of the Shopping Center as provided in Article VII herein. **(SEE RIDER #4)**

Section 1.05 **Length of Term.** The Term of this Lease shall be for Ten (10) years and -0- months with the Term commencing at 8:00 A.M. on the Commencement Date and terminating at 5:00 P.M. on the last day of the Term, unless sooner terminated under any provision hereof.

Section 1.06 **Commencement of Term.** The Term of this Lease, and Tenant's obligation to pay rent, shall commence ninety (90) days after delivery of Suites by Landlord to Tenant. **(SEE RIDER #4)**

~~(a) The date which is thirty (30) days after the Landlord, or the Landlord's supervising architect, or other agent so authorized in writing by Landlord, notifies the Tenant in writing that the Premises are ready for occupancy; or~~

~~(b) the date on which the Tenant shall open the Premises for business to the public, whichever shall first occur. Tenant shall occupy the Premises within thirty (30) days after the date of the notice provided for in this Section 1.06, and shall actively conduct business continuously in the Premises.~~

~~In the event that the expiration of the said thirty (30) day period does not occur on the first day of the month, or the Tenant shall have opened the Premises for business to the public on a day other than the first day of the month, then the Term hereunder shall commence on the first day of the month next succeeding the expiration of said thirty (30) day period, or next succeeding the opening of the Premises for business. In that event, however, the Tenant shall pay rent for the fractional month on a per diem basis (calculated on the basis of a thirty day month) until the first day of the month when the Term hereunder commences (but the percentage rent shall be paid in accordance with Section 3.03 hereof); and thereafter the minimum rent shall be paid in equal monthly installments on the first day of each and every month in advance. All Lease expirations, renewal dates, notices of options to renew, and any other provision hereof relating to the Commencement Date of this Lease shall be determined by reference to the Commencement Date as herein defined, which in all cases shall be the first day of the month. Landlord shall not be liable to Tenant if Landlord does not deliver possession of the Premises to Tenant on the first date specified in this Section 1.06.~~

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Section 1.07 **Acknowledgement of Commencement Date.** When the commencement and expiration date of the Lease Term have been ascertained pursuant to Section 1.06 and Article II herein, the parties shall immediately execute a confirmation

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of said dates and the Term of this Lease in the form and content as set forth in Exhibit "X" attached hereto and made a part hereof.

Section 1.08 **Permitted Uses.** The Premises shall be used and occupied only for See Rider #1, Section 18.20 (See Article VIII.)

Section 1.09 **Tenant's Guarantor.** (If none, so state.)
None

Section 1.10 **Initial Security Deposit:** (See Section 3.05) $ ~~17,144.00 (Seventeen Thousand One Hundred Forty-Four Dollars and no/100)~~
$8,572.00 (EIGHT THOUSAND FIVE HUNDRED SEVENTY TWO AND NO/100) INITIAL

Section 1.11 **Rent and Other Charges Payable by Tenant.**

(a) MINIMUM MONTHLY RENT: Eight Thousand Five Hundred Seventy-Two and no/100 ($8,572.00) per month for the first twenty-four (24) months, as provided in Section 3.01 herein, and shall be increased bi-annually on the day and the month on which the Commencement Date occurs in each consecutive year following the Commencement Date ("Anniversary Date"), either (i) in accordance with the increase in the United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index for Urban Wage Earners and Clerical Workers (all Items for the Los Angeles-Long Beach Statistical Area on the basis of 1967 = 100 [the "Index"]), as provided in Section 3.02, ~~or (ii) . If (ii) is completed, then (i) and Section 3.02 are inapplicable.~~

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~~(b) OTHER PERIODIC PAYMENTS. Impounds for Operating Costs (See Section 4.08) including, without limitation, Taxes, Utilities, Insurance Premiums, or other Common Area Charges. The initial monthly impound charge for such Operating Costs is $ 1,559.00 (One Thousand Five Hundred Fifty-Nine and no/100 Dollars).~~

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Section 1.12 **Excuse Of Landlord's Performance.** Anything in this Lease to the contrary notwithstanding, providing such occurrence is not due to the willful act or neglect of Landlord, Landlord shall not be deemed in default with respect to the performance of any of the terms, covenants and conditions of this Lease if same shall be due to any strike, lockout, civil commotion, war-like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain any material, service or financing, rain or muddy conditions, through act of God or other cause beyond the control of Landlord.

Section 1.13 **Riders.** The following Riders are attached to and made a part of this Lease: (If none, so state) Riders #1, 2 and 3, Sections 18.20 through 18.24

ARTICLE II
LEASE TERM

Section 2.01 **Lease of Premises For Lease Term.** Landlord leases the Premises to Tenant and Tenant leases the Premises from Landlord for the Lease Term. The Lease Term is for the period stated in Section 1.05 above and shall begin and end on the dates specified in Section 1.06 above, unless the beginning or end of the Lease Term is changed under any provision of this Lease. The "Commencement Date" shall be the date specified in Section 1.05 above for the beginning of the Lease Term, unless advanced or delayed under any provision of this Lease.

~~**Section 2.02** **Delay in Completion.** In the event the Premises herein demised are not completed on or before the ________ day of ________ 19__, this Lease shall be deemed null and void at the election of either party by notice in writing within ten (10) days from said date, and any security deposit shall be returned to Tenant. The aforementioned date shall be automatically extended for a reasonable period of time provided Landlord is diligently pursuing the completion of the Premises. Should either party elect to declare this Lease null and void as herein provided, Landlord shall, upon a return of the Tenant's security deposit, have no further obligations to Tenant for damages of any kind in connection with a failure to complete construction on the Premises by the date herein specified.~~

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Section 2.03 **Early Occupancy.** If Tenant occupies the Premises prior to the Commencement Date, Tenant's occupancy of the Premises shall be subject to all of the provisions of this Lease. Early occupancy of the Premises shall not advance the expiration date of this Lease. ~~Tenant shall pay Minimum Monthly Rent and all other charges specified in this Lease for the early occupancy period.~~ NO RENT SHALL BE PAYABLE FOR THE EARLY OCCUPANCY PERIOD.

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Section 2.04 **Holding Over.** Tenant shall vacate the Premises upon the expiration or earlier termination of this Lease. Tenant shall reimburse Landlord for and indemnify Landlord against all damages incurred by Landlord from any delay by Tenant in

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vacating the Premises. If Tenant remains in possession of all or any part of the Premises after the expiration of the term hereof, with or without the express or implied consent of Landlord, such tenancy shall be from month-to-month only and not a renewal hereof or an extension for any further term, and in such case, Minimum Monthly Rent then in effect shall be increased by twenty-five percent (25%) and other monetary sums due hereunder shall be payable in the amount and at the time specified in this Lease, and such month-to-month tenancy shall be subject to every other term, covenant and agreement contained herein, except that the month-to-month tenancy will be terminable on thirty (30) days notice given at any time by either party.

Section 2.05 Surrender of Premises. Upon the termination of this Lease, Tenant shall surrender the Premises to Landlord in the condition specified in and according to Section 11.06.

Section 2.06 Successors. All rights and liabilities herein given to, or imposed upon, the respective parties hereto shall extend to and bind the several respective heirs, executors, administrators, successors, and assigns of the said parties; and if there shall be more than one Tenant, they shall all be bound jointly and severally by the terms, covenants and agreements herein. No rights, however, shall inure to the benefit of any assignee of Tenant unless the assignment to such assignee has been approved by Landlord in writing as provided in Section 14.01 hereof.

ARTICLE III
MINIMUM MONTHLY RENT

Section 3.01 **Time and Manner of Payment.** Upon execution of this Lease, Tenant shall pay Landlord the Minimum Monthly Rent in the amount stated in Section 1.11(a) above for the first month of the Lease Term. On the first day of the second month of the Lease Term and each month thereafter, Tenant shall pay Landlord the Minimum Monthly Rent, and any other charges and sums provided for herein as Additional Rent, in advance, without offset, deduction or prior demand. All such rents and charges shall be payable at Landlord's address or at such other place as Landlord may designate in writing.

Section 3.02 Cost of Living Increases. The Minimum Monthly Rent shall be increased at the times specified in Section 1.11(a) above, in proportion to the increase in the Index which has occurred between the first month of the Lease Term and the Anniversary Date. Landlord shall notify Tenant of each increase by delivering a written statement setting forth the Index for the first month of the Lease Term, the Index for the Anniversary Date, the percentage increase between those two Indexes, and the new amount of the Minimum Monthly Rent. In no event however, shall the Minimum Monthly Rent be increased less than eight percent (8%) over the last previously adjusted Minimum Monthly Rent. Tenant shall pay the new Minimum Monthly Rent from its effective date, i.e., the Anniversary Date, until the next periodic increase. Landlord's notice may be given after the effective date of the increase since the Index for the appropriate month may be unavailable on the effective date. In such event, Tenant shall pay monthly rent in the amount required for the previous lease year plus an additional five percent (5%) until the Index figures are available. Once the Index figures are available and the adjustment has been computed, the Tenant shall pay Landlord the necessary rental adjustment for the months elapsed between the effective date of the increase and Landlord's notice of such increase within ten (10) days after Landlord's notice. If the format or components of the Index are materially changed after the date of this Lease, Landlord shall substitute an index which is published by the Bureau of Labor Statistics or similar agency and which is most nearly equivalent to the Index in effect on the date of this Lease. Landlord shall notify Tenant of the substituted index, which shall be used to calculate the increase in the Minimum Monthly Rent unless Tenant objects in writing within fifteen (15) days after receipt of Landlord's notice. If Tenant objects, the substitute index shall be determined in accordance with the rules and regulations of the American Arbitration Association. The cost of such arbitration shall be borne equally by Landlord and Tenant.

~~**Section 3.03** Percentage Rent.~~

~~(a) In addition to the payment of the Minimum Monthly Rent as hereinbefore provided, Tenant shall pay to the Landlord, in the manner and upon the conditions and at the times hereinafter set forth, during each year of the Term hereof, as Additional Rent, ______________ (___%) percent of the amount, if any, by which the gross receipts as hereinafter defined, from all business done on and from the Premises, exceed the annual fixed minimum rent. The percentage rent shall be payable monthly as hereinafter provided, at the office of the Landlord or such other place as Landlord may designate, without any prior demand therefor, and without any set-off or deduction whatsoever.~~

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(b) The said percentage rent shall become due and payable fifteen (15) days after the last day of each monthly period of the Term of this Lease with respect to gross receipts during said monthly period. The amount of the monthly payment of percentage rent shall be equal to the amount, if any, by which the percentage [set out in Section 3.03(a)] of the gross receipts for said month exceeds one-twelfth (1/12) of the annual Minimum Monthly Rent. If, at the end of any lease year, the total amount of rent paid by the Tenant exceeds the total amount of fixed and percentage rent required to be paid by the Tenant during such lease year, the Tenant shall receive a credit equivalent to such excess, which may be deducted by the Tenant from the next percentage payment due under this Lease.

(c) The term "lease year" as used herein shall mean the twelve (12) month period beginning with the commencement of the term of this Lease as hereinbefore determined in Section 1.05, and each successive twelve (12) month period thereafter during the term of this Lease.

(d) In the event that the Tenant actually engaged in business prior to the commencement of the Term, then the period prior to the commencement of the Term when the Tenant is actually engaged in business (which shall not exceed one month) shall be added to and included in the first lease year of this term, it being the intention of the parties that percentage rent shall be paid on all gross sales in excess of the specified amounts whether made from the Premises prior to or during the first lease year.

Section 3.04 **Gross Receipts Defined.** The term "gross receipts" as used herein is hereby defined to mean gross sales of Tenant and of all licensees, concessionaires and subtenants, from all business conducted upon or from the Premises or elsewhere, and whether such business be conducted by Tenant or by any licensees, concessionaires, or subtenants, and whether such sales be evidenced by check, credit, charge account, exchange or otherwise, and shall include, but not be limited to, the amounts received from the sale of goods, wares and merchandise and for services performed on or at the Premises, together with the amount of all orders taken or received at the Premises, whether such orders be filled from the Premises or elsewhere, and whether such sales be made by means of merchandise or other vending devices in the Premises. If any one or more departments or other divisions of Tenant's business shall be sublet by Tenant or conducted by any person, firm or corporation other than Tenant, then there shall be included in gross receipts for the purpose of fixing the percentage rent payable hereunder all the gross sales of such departments or divisions, whether such sales be made at the Premises or elsewhere, in the same manner and with the same effect as if the business or sales of such departments and divisions of Tenant's business had been conducted by Tenant itself. Gross sales shall not include sales of merchandise for which cash has been refunded, or allowances made on merchandise claimed to be defective or unsatisfactory, provided they shall have been included in gross sales; and there shall be deducted from gross sales the sales price of merchandise returned by customers for exchange, provided that the sales price of merchandise delivered to the customer in exchange shall be included in gross sales. Gross receipts shall not include the amount of any sales, use or gross receipts tax imposed by any federal, state, municipal or governmental authority directly on sales and collected from customers, provided that the amount thereof is added to the selling price or absorbed therein, and paid by the Tenant to such governmental authority. No franchise or capital stock tax and no income or similar tax based upon income or profits as such shall be deducted from gross receipts in any event whatever.

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Section 3.05 **Security Deposit Increases.**

(a) Upon the execution of this Lease, Tenant shall deposit with Landlord a cash Security Deposit in the amount set forth in Section 1.10 above. Landlord may apply all or part of the Security Deposit to any unpaid rent or other charges due from Tenant or to cure any other defaults of Tenant. If Landlord uses any part of the Security Deposit, Tenant shall restore the Security Deposit to its full amount within ten (10) days after Landlord's written request. Tenant's failure to do so shall be a material default under this Lease. No interest shall be paid on the Security Deposit. Landlord shall not be required to keep the Security Deposit separate from its other accounts and no trust relationship is created with respect to the Security Deposit.

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(b) Each time the Minimum Monthly Rent is increased, Tenant shall deposit additional funds with Landlord sufficient to increase the Security Deposit to an amount which bears the same relationship to the adjusted Minimum Monthly Rent as the initial Security Deposit bore to the initial Minimum Monthly Rent.

(c) Landlord may deliver the funds deposited hereunder by Tenant to a purchaser of Landlord's interest in the Premises, in the event that such interest be sold,

(SEE RIDER #4)

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~~and thereupon Landlord shall be discharged from any further liability with respect to~~ such Security Deposit, except as may otherwise be agreed upon in writing.

Section 3.06 Termination; Advance Payments. Upon termination of this Lease under Article XII (Damage or Destruction), Article XIII (Condemnation) or any other termination not resulting from Tenant's default, and after Tenant has vacated the Premises in the manner required by this Lease, an equitable adjustment shall be made concerning advance rent, any other advance payments made by Tenant to Landlord, and accrued real property taxes, and Landlord shall refund the unused portion of the Security ~~Deposit to Tenant or Tenant's successor.~~

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ARTICLE IV
OTHER CHARGES PAYABLE BY TENANT

Section 4.01 Additional Rent. All charges payable by Tenant other than Minimum Monthly Rent are called "Additional Rent." Unless this Lease provides otherwise, all Additional Rent shall be paid with the next monthly installment of Minimum Monthly Rent. The term "rent" shall mean Minimum Monthly Rent and Additional Rent.

Section 4.02 **Real Property Taxes.**

(a) **Payment of Taxes.** Tenant agrees to pay Tenant's pro rata share of all real property taxes, as hereinafter defined, and assessments which may be levied or assessed by any lawful authority against the land on which buildings are located and improvements thereon in the Shopping Center (collectively referred to as "real property taxes"). ~~Tenant shall pay said taxes upon receipt from Landlord of a statement~~ delineating Tenant's share of said taxes and said share shall be paid within five (5) days after receipt of said statement. Landlord shall have the right to collect and impound such real estate taxes from Tenant on a monthly or quarterly basis for Tenant's account based upon Landlord's reasonable estimate of real estate taxes next due, and Tenant shall pay to Landlord such real estate tax impound upon the basis and at the times hereinbefore described. Tenant's pro rata share shall be apportioned according to the floor area of the Premises as it relates to the total floor area of the building or buildings which include the Premises. All taxes for the year in which this Lease commences shall ~~be apportioned and adjusted.~~ (SEE RIDER #4)

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(b) **Definition of "Real Property Tax."** "Real Property Tax" means: (i) any fee, license fee, license tax, business license fee, commercial rental tax, levy, charge, assessment, penalty or tax (other than inheritance or estate taxes) imposed by any authority having the direct or indirect power to tax, including any city, county, state or federal government, or any school, agriculture, lighting, drainage or other improvement district thereof, as against any legal or equitable interest of Landlord in the Premises; (ii) any tax on the Landlord's right to receive, or the receipt of, rent or income from the Premises or against Landlord's business of leasing the Premises; (iii) any tax or charge for fire protection, streets, sidewalks, road maintenance, refuse or other services provided to the Premises by any governmental agency; (iv) any tax imposed upon this transaction or based upon a reassessment of the Premises due to a change in ownership or transfer of all or part of Landlord's interest in the Premises; and (v) any charge or fee replacing any tax previously included within the definition of Real Property Tax. "Real Property Tax" does not, however, include Landlord's federal or state income, franchise, inheritance or estate taxes.

(c) **Tenant's Right to Contest Taxes.** Tenant may attempt to have the assessed valuation of the Premises reduced or may initiate proceedings to contest the Real Property Tax. If required by law, Landlord shall join in the proceedings brought by Tenant. However, Tenant shall pay all costs of the proceedings, including any costs or fees incurred by Landlord. Upon the final determination of any proceeding or contest, Tenant shall immediately pay the Real Property Tax due, together with all costs, charges, interest and penalties incidental to the proceedings. If Tenant does not pay the Real Property Tax when due and contests such taxes, Tenant shall not be in default under this Lease for nonpayment of such taxes if Tenant deposits funds with Landlord or opens an interest bearing account reasonably acceptable to Landlord in the joint names of Landlord and Tenant. The amount of such deposit shall be sufficient to pay the Real Property Tax plus a reasonable estimate of the interest, costs, charges and penalties which may accrue if Tenant's action is unsuccessful, less any applicable tax impounds previously paid by Tenant to Landlord. The deposit shall be applied to the Real Property Tax due, as determined at such proceedings. The Real Property Tax shall be paid under protest from such deposit if such payment under protest is necessary to prevent the Premises from being sold under a "tax sale" or similar enforcement proceeding.



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Section 4.03 **Personal Property Taxes.**

(a) Tenant shall pay prior to delinquency all taxes charged against trade fixtures, furnishings, equipment or any other personal property belonging to Tenant. Tenant shall attempt to have such personal property taxed separately from the Premises.

(b) If any such taxes on Tenant's personal property are levied against Landlord or Landlord's property, or if the assessed value of the Premises is increased by the inclusion therein of a value placed upon such personal property or trade fixtures of Tenant, then Landlord, after written notice to Tenant, shall have the right to pay the taxes based upon such increased assessments, regardless of the validity thereof, but only under proper protest if requested by Tenant in writing. If Landlord shall do so, then Tenant shall, upon demand, repay to Landlord the taxes levied against Landlord, or the proportion of such taxes resulting from such increase in the assessment. In any such event, however, Tenant, at Tenant's sole cost and expense, shall have the right, in the name of Landlord and with Landlord's full cooperation, to bring suit in any court of competent jurisdiction to recover the amount of any such taxes so paid under protest; any amount so recovered to belong to Tenant.

(c) If any of Tenant's personal property is taxed with the Property, Tenant shall pay Landlord the taxes for the personal property within fifteen (15) days after Tenant receives a written statement from Landlord for such personal property taxes.

Section 4.04 **Utilities.** Tenant shall pay directly to the appropriate supplier the cost of all natural gas, heat, light, power, sewer service, telephone, water, refuse disposal and other utilities and services supplied to the Premises. Maintenance for any heating or air conditioning equipment and ducts on the Premises shall be furnished by Landlord, and Tenant, upon presentation of a bill therefore, shall pay Landlord, or its agent or assigns, for such maintenance service. If any services or utilities are jointly metered with other properties, Landlord shall determine and the Tenant shall pay, the Tenant's pro rata share of the monthly costs of such utilities and services. The Tenant's pro rata share shall be determined by the ratio of the square footage of the Premises as compared to the square footage of all the property subject to the common metering. In the event Tenant shall require such services or utilities in excess of that usually furnished or supplied for use of the Premises as general retail space, Tenant shall pay a reasonable proportion, to be determined by Landlord, of all such jointly metered charges. The Tenant shall pay such charges within five (5) days of notification of the amount by the Landlord. Landlord reserves the right to require Tenant to install and maintain, at Tenant's sole expense, separate meters for any public utility servicing the Premises for which a separate meter is not presently installed. (SEE RIDER #4)

Section 4.05 **Cost of Maintenance of Common Areas.**

(a) **Tenant to Bear Pro Rata Share of Expense.** In each lease year, as defined in Section 3.03(c) hereof, Tenant will pay to Landlord, in addition to the rentals specified in Article II hereof, as further Additional Rent, subject to the limitation hereinafter set forth, a proportion of the Shopping Center's operating cost, hereinafter defined, based upon the ratio of the square feet of the Premises to the total leasable square feet of all the building space in the Shopping Center, WHETHER OR NOT CURRENTLY LEASED OR OCCUPIED.

(b) **Operating Cost.** For the purpose of this Section 4.05, the "Shopping Center's operating cost" means the total cost and expense incurred in operating and maintaining the common facilities, hereinafter defined, actually used or available for use by Tenant and the employees, agents, servants, customers and other invitees of Tenant, specifically including, without limitation, gardening and landscaping, the cost of liability and property damage insurance, repairs, roof maintenance, line painting, painting, utilities, sanitary control, pest control, removal of trash, rubbish, garbage and other refuse, ~~reasonable reserves for replacements and repairs~~, property management, ~~book-keeping, Real Property Taxes and assessments thereon, and the cost of personnel to implement such services~~, to direct parking, and to police the common facilities. ~~In addition, said operating costs shall include an administrative charge equal to ten percent (10%) of the actal operating costs and this charge shall be subsumed in and billed as a part of the common area expenses as Additional Rent~~. "Common facilities" means all areas, space, equipment and special services provided by Landlord for the common or joint use and benefit of the occupants of the Shopping Center, their employees, agents, servants, customers and other invitees, including without limitation parking areas, access roads, driveways, retaining walls, landscaped areas, truck serviceways or tunnels, loading docks, pedestrian malls, courts, stairs, ramps and sidewalks, comfort and first aid stations, washrooms and parcel pick-up stations. ~~PROPERTY MANAGER COSTS SHALL NOT EXCEED FIFTEEN PERCENT (15%) OF THE ACTUAL OPERATING COSTS.~~ PROPERTY MANAGEMENT COSTS, AS A COMPONENT OF "SHOPPING CENTER'S OPERATING COST", SHALL NOT EXCEED FOUR PERCENT (4%) OF RENT COLLECTED FROM TENANT.

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(c) The Additional Rent provided to be paid in this Section 4.05 shall be computed by Landlord on a ~~monthly or~~ quarterly basis, and shall be paid by Tenant promptly upon receipt of ~~monthly or~~ quarterly bills therefor from Landlord without any deduction or set-off whatever. TENANT SHALL HAVE A REASONABLE TIME TO REVIEW THE BILLS AND SUPPORTING DOCUMENTATION.

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(d) Changes in the square footage of the Premises occurring during any monthly period shall be effective on the first day of the next succeeding monthly period, and the amount of any square footage in effect for the whole of any quarterly period shall be the average of the total amounts in effect on the first day of each calendar month in such quarterly period.

Section 4.06 Insurance Premiums.

(a) **Liability Insurance.** During the Lease Term, Landlord shall maintain a policy of comprehensive public liability insurance at Tenant's expense, insuring Landlord against liability arising out of the ownership, use, occupancy or maintenance of the Premises, the sidewalks in front of the Premises, and the business operated by Tenant and any subtenants of Tenant in the Premises. The initial amount of such insurance shall be at least One Million Dollars ($1,000,000) combined single limit bodily injury, property damage and personal injury, and shall be subject to periodic increase based upon ~~inflation, increased liability awards, recommendations of professional insurance advisers, and other relevant factors.~~ NORMAL PREMIUM INCREASES However, the amount of such insurance shall not limit Tenant's liability nor relieve Tenant of any obligation hereunder. The policy shall contain cross-liability endorsements, if applicable, and shall insure Tenant's performance of the indemnity provisions of Section 8.04. Tenant shall, at Tenant's expense, maintain such other liability insurance as set forth herein or as Tenant deems necessary to protect Tenant.

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(b) **Hazard and Rental Income Insurance.** During the Lease Term, Landlord shall maintain policies of insurance at Tenant's expense, covering loss of or damage to the Premises in the full amount of its replacement value. Such policies shall provide protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief, and may include endorsements or coverage for special extended perils (all risk), sprinkler leakage, inflation guard, and any other perils (including flood and earthquake), which Landlord deems necessary. Landlord may obtain insurance coverage for Tenant's fixtures, equipment or building improvements installed by Tenant in or on the Premises. Tenant shall, at Tenant's expense, maintain such primary or additional insurance on its fixtures, equipment and building improvements as Tenant deems necessary to protect its interest. During the Lease Term, Landlord may also maintain a rental income insurance policy at Tenant's expense, with loss payable to Landlord in an amount equal to one year's Minimum Monthly Rent (as adjusted periodically), plus estimated Real Property Taxes and insurance premiums. Tenant shall not do or permit to be done anything which invalidates any such insurance policies.

(c) **Insurance of Improvements.** Tenant shall at all times maintain fire insurance with extended coverage in the name of the Landlord and the Tenant, in an amount adequate to cover the cost of replacement of all trade fixtures, alterations, decorations, additions or improvements made to the Premises by Tenant or by Landlord on Tenant's behalf in the event of fire or extended coverage loss. Such insurance policy shall be maintained with an insurance company approved by Landlord. Tenant shall deliver to the Landlord certificates of such fire insurance policies which shall contain a clause requiring the insurer to give the Landlord thirty (30) days written notice of cancellation of such policies.

(d) **Payment of Premiums; Insurance Policies.** Tenant shall pay all premiums for the insurance policies covering the Premises described in Paragraphs 4.06(a), (b) and (c) within fifteen (15) days after receipt by Tenant of a copy of the premium statement or other evidence of the amount due. If the insurance policies maintained by Landlord cover improvements or real property other than the Premises, Landlord shall also deliver to Tenant a statement of the amount of the premiums applicable to the Premises showing, in reasonable detail, how such amount was computed. If the Lease Term expires before the expiration of the insurance policy period, Tenant's liability for insurance premiums shall be prorated on an annual basis. Tenant shall be liable for the payment of any deductible amount under Landlord's insurance policies. WITH REFERENCE TO ANY LOSS RELATED TO THE PREMISES.

(e) **Increase in Fire Insurance Premium.** Tenant agrees that it will not keep, use, manufacture, assemble, sell or offer for sale in or upon the Premises any article which may be prohibited by the standard form of fire insurance policy. Tenant agrees to pay any increase in premiums for fire and extended coverage insurance that may be charged during the Term of this Lease on the amount of such insurance which may be carried by Landlord on said Premises or the building of which it is a part, resulting from the acts or omission of the Tenant, its agents, servants or employees, or the use or occupancy of the Premises by the Tenant or from the type of materials or

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products stored, manufactured, assembled or sold by Tenant in the Premises, whether or not Landlord has consented to the same. In determining whether increased premiums are the result of Tenant's use of the Premises, a schedule, issued by the organization making the insurance rate on the property, showing the various components of such rate, shall be conclusive evidence of the several items and charges which make up the fire insurance rate on the Premises.

(f) Plate Glass. Landlord shall replace, at the expense of Tenant, any and all plate and other glass, frames or glazing damaged or broken from any cause whatsoever in and about the Premises. OTHER THAN LANDLORD'S WILLFUL ACTS OR GROSS NEGLIGENCE.

~~(g) Boiler Insurance. Tenant hereby agrees, at Tenant's expense and during the entire Term hereof, to obtain and keep in full force and effect a policy of boiler broad form insurance, if any is applicable, in the amount of One Hundred Fifty Thousand Dollars ($150,000.00). The policy shall name Landlord and Tenant as insureds, and shall contain a clause that the insurer will not cancel or change the insurance without first giving the Landlord thirty (30) days prior written notice. The insurance shall be with an insurance company approved by Landlord and a copy of the policy or certificate of insurance shall be delivered to Landlord no later than the commencement date hereof.~~

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(h) Waiver of Subrogation. Landlord and Tenant each hereby waive any and all rights of recovery against the other or against the officers, employees, agents and representatives of the other, on account of loss or damage occasioned to such waiving party or its property or the property of others under its control, to the extent that such loss or damage is insured against under any fire and extended coverage insurance policy which either may have in force at the time of such loss or damage. Tenant shall, upon the policies of insurance required under this Lease, give notice to the insurance carrier or carriers that the foregoing mutual waiver of subrogation is contained in this Lease.

(i) Form of Policies. All policies shall be written in a form REASONABLY satisfactory to Landlord and shall be maintained with insurance companies holding a "General Policyholder's Rating" of A, and a financial rating of X, or better, as set forth in the most current issue of "Best's Insurance Guide." Tenant shall deliver to Landlord copies of policies or certificates evidencing the existence of the amounts and forms of coverage satisfactory to Landlord. No such policy shall be cancellable or reducible in coverage except after thirty (30) days prior written notice to Landlord. Tenant shall, within ten (10) days prior to the expiration of such policies, furnish Landlord with renewals or "binders" thereof, or Landlord may order such insurance and charge the cost thereof to Tenant as Additional Rent.

Section 4.07 Interest on Past Due Obligations. Any amount owed by Tenant to Landlord which is not paid when due shall bear interest at the rate ~~of fifteen percent (15%) per annum~~ PERMITTED BY LAW from the due date of such amount. However, interest shall not be payable on late charges to be paid by Tenant under this Lease. The payment of interest on such amounts shall not excuse or cure any default by Tenant under this Lease. If the interest rate specified in this Lease is higher than the rate permitted by law, the interest rate is hereby decreased to the maximum legal interest rate permitted by law.

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~~Section 4.08 Impounds for Operating Costs. Landlord shall have the right to collect and impound Tenant's pro rata share of any or all operating costs or other charges provided for under this Article IV including, without limitation, insurance premiums and/or real property or other taxes, on a monthly basis. Such impounds shall be based on Landlord's reasonable estimate of the costs, charges or premiums next due, and shall be paid by Tenant as Additional Rent upon the basis and at the times hereinbefore described. Such payments shall be paid to Landlord and held in an impound account with no obligation to pay the Tenant interest thereon. Any deficiency of funds in the impound account shall be paid by Tenant to Landlord with fifteen (15) days of notification of the amount of the deficiency by Landlord. Tenant's failure to pay such deficiency to Landlord within such fifteen (15) day period shall constitute a breach of this Lease and entitle Landlord to any and all remedies available under this Lease or applicable law. If Tenant defaults under this Lease, Landlord may apply any funds in the impound account to any obligation then due under this Lease without waiving any other remedy available under the Lease or applicable law.~~

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ARTICLE V
RECORDS AND BOOKS OF ACCOUNT

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~~Section 5.01 Tenant's Records. For the purposes of ascertaining the amount payable as rent, Tenant agrees to prepare and keep on the Premises for a period of not less than two (2) years following the end of each lease year adequate records which shall show inventories and receipts of merchandise at the Premises, and daily receipts from all~~

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sales and other transactions on the Premises by Tenant and any other persons conducting any business upon said Premises. Tenant shall record at the time of the sale, in the presence of the customer, all receipts from sales or other transactions whether for cash or credit in a cash register or in cash registers having a cumulative total which shall be sealed in a manner approved by Landlord, and having such other features as shall be approved by Landlord. Tenant further agrees to keep on the Premises for at least two (2) years following the end of each lease year all pertinent original sales records. Pertinent original sales records shall include: (a) cash register tapes, including tapes from temporary registers; (b) serially numbered sales slips; (c) the originals of all mail orders at and to the Premises; (d) the original records of all telephone orders at and to the Premises; (e) settlement report sheets of transactions with subtenants, concessionaires and licensees; (f) the original records showing that merchandise returned by customers was purchased at the Premises by such customers; (g) memorandum receipts or other records of merchandise taken out on approval; (h) such other sales records, if any, which would normally be examined by an independent accountant pursuant to accepted auditing standards in performing an audit of Tenant's sales; and (i) the records specified in (a) to (h) above of subtenants, assignees, concessionaries, or licensees.

Section 5.02 **Reports by Tenant.** Within fifteen (15) days after the end of each calendar month of the Term hereof, commencing with the fifteenth (15th) day of the month following the commencement of Lease Term (as hereinabove provided), and ending with the fifteenth (15th) day of the month next succeeding the last month of the Lease Term, Tenant shall furnish to Landlord at the place then fixed for the payment of rent, a statement in writing, certified by Tenant to be correct, showing in reasonably accurate detail, the amount of gross receipts made in, upon, or from the Premises during the preceding calendar month. Tenant shall submit to the Landlord on or before the sixtieth (60th) day following the end of each lease year at the place then fixed for the payment of rent a certified copy of Tenant's sales tax return and a statement in writing, certified by Tenant to be correct, showing the amount of gross receipts during the preceding lease year, and duly certified to Tenant by an independent public accountant of recognized standing. The statements referred to herein shall be in such form and style and contain such details and breakdown as Landlord may reasonably determine.

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ARTICLE VI
AUDIT

Section 6.01 **Right to Examine Books.** The acceptance by Landlord of payments of percentage rent shall be without prejudice to the Landlord's right to an examination of the Tenant's books and records of its gross receipts, tax returns, and inventories of merchandise in the Premises in order to verify the amount of annual gross receipts received by the Tenant in and from the Premises.

Section 6.02 **Audit.** At its option, Landlord may cause, at any reasonable time upon five (5) days prior written notice to Tenant, a complete audit to be made of Tenant's entire business affairs and records relating to the Premises for the period covered by any statement issued by the Tenant as above set forth. If such audit shall disclose a liability for rent to the extent of five percent (5%) or more in excess of the rentals theretofore computed and paid by Tenant for such period, Tenant shall promptly pay to Landlord the cost of said audit in addition to the deficiency, which deficiency shall be payable in any event, and, in addition, Landlord at its option may treat Tenant's conduct as a material breach of this Lease. Landlord shall have the further remedy of terminating this Lease. Any information obtained by Landlord as a result of such audit shall be held in strict confidence by Landlord.

ARTICLE VII
CONSTRUCTION OF PREMISES

Section 7.01 **Landlord and Tenant Improvements.** If construction of the improvements on the Premises has been completed on the date of this Lease, Tenant hereby represents and warrants to Landlord that Tenant has inspected the Premises and accepts such Premises in the condition existing as of the date hereof. If construction of the improvements on the Premises have not been completed by the date of this Lease, Landlord shall, at its cost and expense, pursue to completion the improvements to be erected by Landlord as shown on the attached Exhibit "B" labeled "Description of Landlord's Work and Tenant's Work." Tenant shall commence the installation of fixtures, equipment and shall perform any of Tenant's work as set forth on said Exhibit "B," promptly upon substantial completion of Landlord's work on the Premises and shall diligently pursue such installation and performance to completion. If the Landlord performs any such installation or construction shown on Exhibit "B" as the Tenant's work, the Tenant shall pay any cost or expense of the Landlord so incurred within fifteen (15) days after receipt of a bill therefore. Said bill will be based upon Landlord's costs and expenses plus supervision, and architectural expenses, if any.

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PRIOR TO THE COMMENCEMENT OF WORK PROVIDE

~~Within fifteen (15) days of Landlord's written request to do so~~, Tenant shall ~~deliver~~ plans and specifications with respect to Tenant's leasehold improvements to the Landlord or Landlord's architect. Said plans and specifications shall conform in all respects with the agreements of the Landlord and the Tenant as outlined in Exhibit "B" hereto. ~~In the event Tenant does not deliver said plans and specifications as agreed herein, Landlord shall have the right, at its sole discretion, to immediately cancel this Lease. Nothing herein contained shall limit any other remedy of Landlord.~~

Section 7.02 **Parking Facilities.** The Landlord shall construct upon the Shopping Center site at its own cost access roads, sidewalks and parking lots or facilities as shown on Exhibit "A."

Section 7.03 **Changes and Additions to Buildings.** Landlord hereby reserves the right at any time to make alterations or additions to and to build additional stories on the building in which the Premises are contained and to build another building adjoining the Premises. Landlord also reserves the right to construct other buildings or improvements in the Shopping Center from time to time and to make alterations thereof or additions thereto and to build additional stories on any such building or buildings and to build adjoining same. Easements for light and air are not included in the leasing of these Premises to Tenant. Landlord further reserves the exclusive right to the roof except as provided in this Lease. THESE PROVISIONS ARE SUBJECT TO THE AMENDMENTS TO SECTION 1.04 OF RIDER #4.

Section 7.04 **Financing.** The Landlord shall not be obliged to proceed with the construction of the Premises unless and until financing acceptable to Landlord is obtained. Should such financing not be obtainable, Landlord shall so notify Tenant in writing, and this Lease shall thereupon cease and terminate and each of the parties hereto shall be released and discharged from any and all liability and responsibility hereunder. If Landlord can obtain financing only upon the basis of modifications of the terms and provisions of this Lease, the Landlord shall have the right to cancel this Lease if the Tenant refuses to approve in writing any such modification within ten (10) days after Landlord's request therefor, which request may not be made later than thirty (30) days prior to delivery of possession. If such right to cancel is exercised, this Lease shall thereafter be null and void, any money or security deposited hereunder shall be returned to Tenant, and neither party shall have any liability to the other by reason of such cancellation. THESE PROVISIONS ARE SUBJECT TO THE AMENDMENTS TO SECTION 1.04 OF RIDER #4.

Section 7.05 **Right to Adjust.** The purpose of the site plan attached hereto as Exhibit "A" is to show the approximate location of the Premises. Nothwithstanding any other provision contained in this Lease, Landlord reserves the right at any time to relocate, vary or adjust the size of the various buildings, the location of any tenant, automobile parking areas, and other common areas as shown on said site plan, provided, however, that said parking area (including landscaped and common areas) shall at all times provide for not less than two square feet for each square foot of ground floor building area within the Shopping Center.

ARTICLE VIII
USE OF PROPERTY

Section 8.01 **Permitted Uses.** Tenant may use the Premises only for the Permitted Uses set forth in Section 1.08 above.

Section 8.02 **Manner of Use.**

(a) **Interference with Use/Nuisance.** Tenant shall not do or permit anything to be done in or about the Premises which will in any way obstruct or interfere with or infringe on the rights of other occupants or customers of the Shopping Center, or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, or objectionable purposes; nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises or commit or suffer to be committed any waste in, on or about the Premises. Landlord shall not be liable to Tenant for any other occupant's failure to so conduct itself.

(b) **Violation of Law/Insurance Provisions.** Tenant shall not do or permit to be done in or about the Premises, nor bring, keep or permit to be brought or kept therein, anything which is prohibited by or will in any way conflict with any law, statute, ordinance or governmental rule or regulation now in force or which may hereafter be enacted or promulgated, or which is prohibited by any standard form of fire insurance policy or will in any way increase the existing rate of or affect any fire or other insurance upon the building or any part thereof or any of its contents, or cause a cancellation of any insurance policy covering the building or any part thereof or any of its contents. Tenant shall comply with all governmental laws, ordinances and regulations applicable to the Premises, and the requirements of any Board of Fire Underwriters or other similar body now or hereafter instituted, with any order, directive or certificate of occupancy issued pursuant to any law, ordinance or regulation by any public officer insofar as the same relates to or affects the condition, use or occupancy of the Premises, including but not limited to, requirements of structural changes related to or affected by Tenant's acts, occupancy or use of the Premises, all at Tenant's sole expense. The judgment of any court of competent jurisdiction or the admission of Tenant in any action against Landlord, whether or not Tenant is a party to such action, shall be conclusive in establishing such violations between Landlord and Tenant.

(c) **Permits.** Tenant shall obtain and pay for all permits, including a certificate of occupancy, required for Tenant's occupancy of the Premises and shall promptly take all substantial and nonsubstantial actions necessary to comply with all applicable statutes, ordinances, rules, regulations, orders and requirements regulating the use by Tenant of the Premises, including the Occupational Health and Safety Act.

(d) **Store Operation.** Tenant shall operate one hundred percent (100%) of the Premises during the entire Term of this Lease with due diligency and efficiency so as to produce all of the gross sales which may be produced by such manner of operation, unless prevented from doing so by causes beyond Tenant's control. Subject to inability by reason of strikes or labor disputes, Tenant shall carry at all times in said Premises a stock of merchandise of such size, character and quality as shall be reasonably designed to produce the maximum return to Landlord and Tenant. Tenant shall conduct its business in the Premises during the regular customary days and hours for such type of business in the city or trade area in which the Shopping Center is located, and will keep the Premises open for business during the same days, nights and hours as the majority of the chains and major tenants located in the Shopping Center, or during the days, nights and hours agreed upon by a majority of the members of the Merchants' Association provided for in Section 9.03 hereof. Tenant shall install and maintain at all times displays of merchandise in the display windows (if any) on the Premises. Tenant shall keep the display windows and signs, if any, in the Premises well lighted during the hours from sundown to 10:00 P.M., unless prevented by causes beyond the control of Tenant.

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(e) **Change of Name.** Tenant agrees not to change the advertised name of the business operated in the Premises without the written permission of Landlord.

(f) **Solicitation of Business.** Tenant and Tenant's employees and agents shall not solicit business in the parking or other common areas, nor shall Tenant distribute any handbills or other advertising matter on automobiles parked in the parking area or in other common areas.

Section 8.03 **Competition.** During the term of this Lease, including any period of time during which this Lease is sublensed or assigned, Tenant shall not directly or indirectly engage in or encourage any similar or competing business within a radius of three (3) miles from the outside boundary of the Shopping Center.

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Section 8.04 **Indemnification of Landlord.** Tenant shall indemnify Landlord and save it harmless from and against any and all claims, actions, damages, liability and expense in connection with loss of life, personal injury and/or damage to property arising from or out of any occurrence in, upon or about the Premise, or the occupancy or use by Tenant of the Premises or any part thereof, or occasioned wholly or in part by any act or omission of Tenant, its agents, contractors, employees, servants, tenants or concessionaries. Tenant shall further indemnify and hold Landlord harmless from and against any and all claims arising from any breach or default in performance of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from any act, neglect, fault or omission of Tenant or its agents, contractors, employees, servants, tenants or concessionaries, and from and against all costs, attorneys' fees, expenses and liabilities incurred in connection with such claim or any action or proceeding brought thereon. In case any action or proceeding shall be brought against Landlord by reason of any such claim, Tenant upon notice from Landlord shall defend the same at Tenant's expense by counsel approved in writing by Landlord. Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of damage to property or injury to persons in, upon or about the Premises from any cause whatsoever except (i) that which is caused by the failure of Landlord to observe any of the terms and conditions of this Lease where such failure has persisted for an unreasonable period of time after written notice of such failure, and (ii) Landlord's negligence or intentional misconduct. Tenant hereby waives all its claims in respect thereof against Landlord. (SEE RIDER #4)

Section 8.05 **Landlord's Access.** Landlord or its agents may enter the Premises at all reasonable times to show the Premises to potential buyers, investors or tenants or other parties, or for any other purpose Landlord deems necessary. Landlord shall give Tenant prior notice of such entry, except in the case of an emergency. Landlord may place customary "For Sale" or "For Lease" signs on the Premises. (SEE RIDER #4)

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Section 8.06 **Excavation.** If an excavation shall be made upon land adjacent to or under the Premises, or shall be authorized to be made, Tenant shall afford to the person causing or authorized to cause such excavation, license to enter upon the Premises for the purpose of doing such work as Landlord shall deem necessary to preserve the wall or the building of which the Premises form a part from injury or damage and to support the same by proper foundations, without any claim for damages or indemnification against Landlord or diminuition or abatement of rent. (SEE RIDER #4)

Section 8.07 **Quiet Possession.** If Tenant pays the rent and complies with all other terms of this Lease, Tenant may occupy and enjoy the Premises for the full Lease Term, subject to the provisions of this Lease.

Section 8.08 **Window Coverings.** Landlord shall select a standard window covering and color for use throughout the building and Tenant shall use this standard window covering for any windows Tenant shall cover. Tenant shall be required to provide, at its expense, prescribed coverings in front of windows in which the space is utilized for other than office use, such as storage or manufacturing.

ARTICLE IX
PARKING AND COMMON USE AREAS AND FACILITIES

Section 9.01 **Control of Common Areas by Landlord.** All automobile parking areas, driveways, entrances and exits thereto, and other facilities furnished by Landlord in or near the Shopping Center, including employee parking areas, the truck way or ways, loading docks, package pick-up stations, sidewalks and ramps, landscaped areas, exterior stairways, first-aid stations, comfort stations and other areas and improvements provided by Landlord for the general use, in common, of tenants, their officers, agents, employees and customers, shall at all times be subject to the exclusive control and management of Landlord, and Landlord shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect to all facilities and areas mentioned in this Article. Landlord shall have the right to construct, maintain and operate lighting facilities on all said areas and improvements; to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities hereinabove referred to; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to enforce parking charges (by operation of meters or otherwise), with appropriate provisions for free parking ticket validating by tenants; to close all or any portion of said areas or facilities to such extent as may, in the opinion of Landlord's counsel, be legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or facilities; to discourage non-customer parking; and to do and perform such other acts in and to said areas and improvements as, in the use of good business judgment, the Landlord shall determine to be advisable with a view to the improvement of the convenience and use thereof by tenants, their officers, agents, employees and customers. Landlord will operate and maintain the common facilities referred to above in such manner as Landlord, in its sole discretion, shall determine from time to time. Without limiting the scope of such discretion, Landlord shall have the full right and authority to employ all personnel and to make all rules and regulations pertaining to and necessary for the proper operation and maintenance of the common areas and facilities.

Section 9.02 **License.** All common areas and facilities not within the Premises, which Tenant may be permitted to use and occupy, are to be used and occupied under a revocable license, and if any such license be revoked, or if the amount of such areas be diminished, Landlord shall not be subject to any liability nor shall Tenant be entitled to any compensation or diminution or abatement of rent, nor shall such revocation or diminution of such areas be deemed constructive or actual eviction.

~~**Section 9.03** **Merchants' Association.** The Tenant will become a member of, participate fully in, and remain in good standing in the Merchants' Association (as soon as the same has been formed) which shall be limited to tenants occupying premises in the Shopping Center, and abide by the regulations of such Association. Each member tenant shall have one vote in the operation of said Association. The objects of such Association shall be to encourage its members to deal fairly and courteously with their customers, to sell their merchandise or services at fair prices, to follow ethical business practices, to assist the business of the tenants by sales promotions and center-wide advertising, and in particular to help the interests of members of the said Association. The Tenant agrees to pay dues to the Merchants' Association as approved by a majority vote of the members of the Association. Nothing in the By-Laws or regulations of the said Association shall be in conflict with the provisions of this Lease, including without limiting the generality of the foregoing any reasonable rules and regulations adopted pursuant to the provisions of Section 11.05 hereof, or in any way shall affect the rights of the Landlord.~~

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ARTICLE X
SIGNS, AWNINGS, CANOPIES, FIXTURES, ALTERATIONS, IMPROVEMENTS

TO COST IN EXCESS OF $10,000.00

Section 10.01 **Signs and Auctions.** No auction, fire or bankruptcy sales may be conducted in the Premises, and no signs advertising such sales shall be posted on the Premises without the previous written consent of Landlord.

Section 10.02 **Installation by Tenant.** Tenant shall not make or cause to be made any alterations, additions or improvements or install or cause to be installed any trade fixtures, exterior signs, exterior machinery, floor covering, interior or exterior lighting, plumbing fixtures, shades or awnings or make any changes to the Premises without first obtaining Landlord's written approval and consent. All fixtures installed by Tenant shall be new or completely reconditioned. Tenant shall present to the Landlord plans and specifications for such work at the time approval is sought. SUCH CONSENT SHALL NOT BE UNREASONABLY WITHHELD OR DELAYED.

Section 10.03 **Improvements.** It is understood and agreed by Tenant that any and all leasehold improvements made to the Premises by Tenant prior to or during the Lease Term or any extensions thereof shall be made by Landlord's contractor. The right of Tenant to employ other than Landlord's contractor shall first be approved by Landlord in writing. In the event Tenant should employ a contractor other than Landlord's, it is expressly understood and agreed that Tenant shall first obtain the Landlord's written approval of the Tenant's contractor and the terms of the contract. It is understood and agreed that among other features of such contract, the contract shall contain a provision whereby all funds to become due and payable under the contract shall be placed by Tenant in cash into an escrow prior to Tenant's contractor entering upon the Premises to perform work under the contract.

As a condition to giving consent to Tenant improvements, Landlord may require that Tenant agree to remove any such alterations, additions, improvements or utility installations at the expiration of the Lease Term and to restore the Premises to their prior condition. As a further condition to giving such consent, Landlord may require Tenant to provide Landlord, at Tenant's sole cost and expense, a lien and completion bond in an amount equal to one and one-half (1-1/2) times the estimated cost of such improvements to insure Landlord against any liability for mechanics' and materialmen's liens and to insure completion of the work.

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Section 10.04 **Nonremoval by Tenant.** All alterations, additions and improvements, including signs and sign cases, made by Tenant, or made by the Landlord on the Tenant's behalf and for which Tenant has paid Landlord in accordance with this Lease, shall remain the property of the Tenant for the term of the Lease, or any extension or renewal thereof. Such alterations, additions and improvements shall not be removed from the Premises. At the expiration or termination of this Lease Term, or any extensions or renewals thereof, all such alterations, additions and improvements become the property of the Landlord.

Section 10.05 **Removal and Restoration.** Landlord may, in its sole and absolute discretion, require Tenant upon expiration or termination of this Lease Term to return all or part of the leased Premises to their condition as existed at the commencement of the Lease Term, removing any alteration, addition or improvement made by Tenant, or made by Landlord on the Tenant's behalf. In removing any such alteration, addition or improvement as may be required by the Landlord, the Tenant shall repair any damage to the Premises caused by such removal and, prior to such removal, Tenant shall post a bond or other security as may be required by the Landlord in order to insure the Landlord that the Premises will be repaired in a prompt and workmanlike manner.

Section 10.06 **Liens.** Tenant shall keep the Premises and any building of which the Premises are a part free from any liens arising out of work performed, materials furnished or obligations incurred by Tenant and shall indemnify, hold harmless and defend Landlord from any liens and encumbrances arising out of any work performed or materials furnished by, or at the direction of, Tenant. In the event that Tenant shall not, within twenty (20) days following the imposition of any lien, cause such lien to be released of record by payment or posting of a proper bond, Landlord shall have, in addition to all other remedies provided herein and by law, the right, but not the obligation, to cause the same to be released by such means as it shall deem proper, including payment of the claim giving rise to such lien. All such sums paid by Landlord and all expenses incurred by it in connection therewith shall bear interest at the rate of ten percent (10%) per annum from the date expended until the date repaid. Landlord shall have the right at all times to post and keep posted on the Premises any notices permitted or required by law, or which Landlord shall deem proper, for the protection of Landlord and the Premises, and any other party having an interest therein from mechanics' and materialmen's liens, and Tenant shall give to Landlord at least fifteen (15) business days prior

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written notice of the expected date of commencement of any work relating to alterations or additions to the Premises.

Section 10.07 **Signs, Awnings and Canopies.** Tenant will not place or suffer to be placed or maintained on any exterior door, wall or window of the Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Premises without first obtaining Landlord's written approval and the approval and consent of any governmental body having jurisdiction over signs in the Shopping Center.

Tenant further agrees to maintain such signs, awnings, canopy, decoration, lettering or other advertising matter as may be approved, in good condition and repair at all times. Tenant also agrees, at Tenant's sole cost, to obtain a canopy type sign or signs which shall be in strict conformance with Landlord's sign criteria as to design, material, color, location, size and letter style. All signs must be fabricated by a contractor selected by Landlord. Prior to authorizing Landlord's contractor to construct any sign, a detailed drawing of the proposed sign shall be prepared by the Landlord's contractor at the sole expense of the Tenant, and submitted to the Landlord and Tenant for written approval. All signs and sign cases are to be considered fixtures and improvements and become the property of the Landlord upon expiration or termination of this Lease.

ARTICLE XI
CONDITION OF PROPERTY;
MAINTENANCE, REPAIRS AND ALTERATIONS

Section 11.01 **Existing Conditions.** Tenant accepts the Premises in its condition as of the execution of this Lease, subject to all recorded matters, laws, ordinances, and governmental regulations and orders. Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation as to the condition of the Premises or the suitability of the Premises for Tenant's intended use.

Section 11.02 **Exemption of Landlord from Liability; Waiver.** Landlord shall not be liable for any damage or injury to the person, business (or any loss of income therefrom), goods, wares, merchandise or other property of Tenant, Tenant's employees, invitees, customers or any other person in or about the Premises, whether such damage or injury is caused by or results from: (a) fire, steam, electricity, water, gas or rain; (b) the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures or any other cause; (c) conditions arising in or about the Premises or upon other portions of any building of which the Premises is a part, or from other sources or places; or (d) any act or omission of any other tenant or occupant of the Shopping Center or of any building which the Premises is a part. Landlord shall not be liable for any such damage or injury even though the cause of or the means of repairing such damage or injury are not accessible to Tenant. Tenant, as a material part of the consideration to be rendered to Landlord, hereby waives all claims against Landlord for the foregoing damages from any cause arising at any time. The provisions of this Section 11.02 shall not, however, exempt Landlord from liability for Landlord's gross negligence or willful misconduct.

Section 11.03 **Tenant's Obligations.**

(a) Tenant shall keep the Premises (including all ~~structural~~, nonstructural, interior ~~and exterior~~ portions, systems and equipment, all glass, glazing, window moldings, partitions, doors, door hardware, interior painting, fixtures and appurtenances thereof including electrical, lighting, plumbing and plumbing fixtures) in good order, condition and repair during the Lease Term. Tenant shall promptly replace any portion of the Premises or system or equipment in the Premises which cannot be fully repaired, ~~regardless of whether the benefit of such replacement extends beyond the Lease Term.~~ Landlord shall obtain, at Tenant's expense, a preventive maintenance contract providing for the regular inspection and maintenance of the heating and air conditioning system (including leaks around ducts, pipes, vents, or other parts of the air conditioning) by a licensed heating and air conditioning contractor. It is the intention of Landlord and Tenant that, at all times during the Lease Term, Tenant shall maintain the Premises in an attractive, first-class and fully operative condition.

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(b) All of Tenant's obligations to maintain and repair shall be accomplished at Tenant's sole expense. If Tenant refuses or neglects to repair properly as required hereunder and to the reasonable satisfaction of Landlord, Landlord may, on ten (10) days prior notice (except that no notice shall be required in case of emergency) enter the Premises and perform such repair and maintenance on behalf of Tenant without liability to Tenant for any loss or damage that may accrue to Tenant's merchandise, fixtures, or other property or to Tenant's business by reason thereof, and upon completion

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thereof, Tenant shall pay Landlord's costs for making such repairs plus twenty percent (20%) for overhead, upon presentation of a bill therefore, as Additional Rent. Said bill shall include interest at ten percent (10%) on said costs from the date of completion of repairs by Landlord.

Section 11.04 **Landlord's Obligations.** Subject to the provisions of Article XII (Damage or Destruction), Article XIII (Condemnation) and Article IX (Parking and Common Use Facilities), Landlord shall have absolutely no responsibility to repair, maintain or replace any portion of the Premises at any time. Tenant waives the benefit of any present or future law which might give Tenant the right to repair the Premises at Landlord's expense or to terminate the Lease due to the condition of the Premises. (SEE RIDER #4)

Section 11.05 **Rules and Regulations.**

(a) The Tenant agrees as follows:

(1) All garbage and refuse shall be kept in the kind of container specified by Landlord, and shall be placed outside of the Premises in specified trash containers prepared for collection in the manner and at the times and places specified by Landlord. If Landlord shall provide or designate a service for picking up refuse and garbage, Tenant shall use same at Tenant's cost. Tenant shall pay the cost of removal of any of Tenant's refuse or rubbish.

(2) No aerial shall be erected on the roof or exterior walls of the Premises, or on the grounds, without in each instance, the written consent of the Landlord. Any aerial so installed without such written consent shall be subject to removal without notice at any time.

(3) No loudspeakers, televisions, phonographs, radios, or other devices shall be used in a manner so as to be heard or seen outside of the Premises without the prior written consent of the Landlord.

(4) The outside areas immediately adjoining the building shall be kept clean and free from dirt and rubbish by the Tenant to the satisfaction of the Landlord, and Tenant shall not place or permit any obstruction or materials in such areas. No exterior storage shall be allowed without permission in writing from Landlord.

(5) Tenant and Tenant's employees shall park only the number of cars approved and only in those portions of the parking area designated for that purpose by Landlord.

(6) The plumbing facilities shall not be used for any other purpose than that for which they are constructed, and no foreign substance of any kind shall be thrown therein, and the expense of any breakage, stoppage, or damage resulting from a violation of this provision shall be borne by Tenant, who shall, or whose employees, agents or invitees shall have caused it.

(7) Tenant shall use at Tenant's cost such pest extermination contractor as Landlord may direct and at such intervals as Landlord may require.

(8) Tenant shall not burn any trash or garbage of any kind in or about the Premises, or the building.

(9) Tenant shall warehouse, store and/or stock in the Premises only such goods, wares and merchandise as Tenant intends to offer for sale at retail at, in, from or upon the Premises. This shall not preclude occasional emergency transfers of merchandise to the other stores of Tenant, if any, not located in the Shopping Center. Tenant shall use for office, clerical or other non-selling purposes only such space in the Premises as is from time to time reasonably required for Tenant's business in the Premises.

(b) Landlord reserves the right from time to time to amend or supplement the foregoing rules and regulations, and to adopt and promulgate additional rules and regulations applicable to the Premises. Notice of such rules and regulations and amendments and supplements thereto, if any, shall be given to the Tenant and Tenant agrees to comply with all such rules and regulations upon receipt of notice. Landlord shall not be liable in any way to Tenant for any damage or inconvenience caused by any other tenant's non-compliance with these rules and regulations. (SEE RIDER #4)

Section 11.06 **Condition upon Termination.** Upon the termination of this Lease, Tenant shall surrender the Premises to Landlord, broom clean and in the same condition as received except for ordinary wear and tear which Tenant was not otherwise

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obligated to remedy under any provision of this Lease. However, Tenant shall not be obligated to repair any damage which Landlord is required to repair under Article XII (Damage or Destruction). In addition, Landlord may require Tenant to remove any alterations, additions or improvements (whether or not made with Landlord's consent) prior to the termination of this Lease and to restore the Premises to its prior condition, all at Tenant's expense. All alterations, additions and improvements which Landlord has not required Tenant to remove shall become Landlord's property and shall be surrendered to Landlord upon the termination of this Lease, except that Tenant may remove any of Tenant's machinery or equipment which can be removed without material damage to the Premises. Tenant shall repair, at Tenant's expense, any damage to the Premises caused by the removal of any such machinery or equipment. In no event, however, shall Tenant remove any of the following materials or equipment without Landlord's prior written consent: any power wiring or power panels; lighting or lighting fixtures; wall coverings; drapes, blinds or other window coverings; carpets or other floor coverings; heaters, air conditioners or any other heating or air conditioning equipment; fencing or security gates; or other similar building operating equipment or decorations.

ARTICLE XII
DAMAGE OR DESTRUCTION

Section 12.01 **Partial Damage to Leased Premises.** Tenant shall notify Landlord in writing immediately upon the occurrence of any damage to the Premises. If the Premises is only partially damaged and if the proceeds received by Landlord from the insurance policies described in Article IV are sufficient to pay for the necessary repairs, this Lease shall remain in effect and Landlord shall repair the damage as soon as reasonably possible. Landlord may elect to repair any damage to Tenant's fixtures, equipment, or improvements. If the insurance proceeds received by Landlord are not sufficient to pay the entire cost of repair, or if the cause of the damage is not covered by the insurance policies which Landlord maintains under Article IV, Landlord may elect either to (a) repair the damage as soon as reasonably possible, in which case this Lease shall remain in full force and effect, or (b) terminate this Lease as of the date the damage occurred. Landlord shall notify Tenant within thirty (30) days after receipt of notice of the occurrence of the damage, whether Landlord elects to repair the damage or terminate this Lease. If Landlord elects to repair the damage, Tenant shall pay Landlord the "deductible amount" (if any) under Landlord's insurance policies or the Tenant's pro rata share thereof if the Premises is in a multi-tenant building, and, if the damage was due to an act or omission of Tenant, the difference between the actual cost of repair and any insurance proceeds received by Landlord. If Landlord elects to terminate this Lease, Tenant may elect to continue this Lease in full force and effect, in which case Tenant shall repair any damage to the Premises and any building in which the Premises is located. Tenant shall pay the cost of such repairs, except that, upon satisfactory completion of such repairs, Landlord shall deliver to Tenant any insurance proceeds received by Landlord for the damage repaired by Tenant. Tenant shall give Landlord written notice of such election within ten (10) days after receiving Landlord's termination notice. If the damage to the Premises occurs during the last six (6) months of the Lease Term, Landlord may elect to terminate this Lease as of the date the damage occurred, regardless of the sufficiency of any insurance proceeds and Landlord may retain all such proceeds. In such event, Landlord shall not be obligated to repair or restore the Premises and Tenant shall have no right to continue this Lease. Landlord shall notify Tenant of its election within thirty (30) days after receipt of notice of the occurrence of the damage.

Section 12.02 **Total or Substantial Destruction.** If the Premises are totally or substantially destroyed by any cause whatsoever, or if the Premises are in a building which is substantially destroyed (even though the Premises are not totally or substantially destroyed), this Lease shall, at the election of the Landlord, terminate as of the date the destruction occurred regardless of whether Landlord receives any insurance proceeds. However, if the Premises can be rebuilt within one (1) year after the date of destruction, Landlord may elect to rebuild the Premises at Landlord's own expense (with all insurance proceeds being made available to the Landlord to apply against such costs), in which case, this Lease shall remain in full force and effect. Landlord shall notify Tenant of such election within thirty (30) days after the occurrence of total or substantial destruction. If the destruction was caused by an act or omission of Tenant, Tenant shall pay Landlord the difference between the actual cost of rebuilding and any insurance proceeds received by Landlord.

Section 12.03 **Partial Destruction of Shopping Center.** In the event that fifty percent (50%) or more of the rentable area of the Shopping Center shall be damaged or destroyed by fire or other cause, notwithstanding that the Premises may be unaffected by such fire or other cause. Landlord shall have the right, to be exercised by notice in writing delivered to Tenant within sixty (60) days from and after said occurrence, to elect to cancel and terminate this Lease. Upon the giving of such notice to Tenant, the

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term of this Lease shall expire by lapse of time upon the third day after such notice is given, and Tenant shall vacate the Premises and surrender the same to Landlord. Nothing in this Section nor any other Section hereof shall be construed as a limitation of Tenant's liability for such occurrence, should such liability otherwise exist.

Section 12.04 **Uninsured Casualty.** In the event the Premises are damaged or destroyed to the extent of fifteen percent (15%) or more of the replacement value thereof by any casualty not covered under the fire and extended coverage insurance covered by Landlord or Tenant, then Landlord may elect to terminate this Lease. In the event of such termination the rights and obligations of the parties hereunder shall cease. If the Landlord does not elect to so terminate, then the Landlord shall promptly commence repairing such damage at the Landlord's cost and expense.

Section 12.05 **Landlord's Obligations.** Landlord shall not be required to repair any injury or damage by fire or other cause, or to make any restoration or replacement of any panelings, decorations, partitions, railings, floor coverings, office fixtures or any other improvements or property installed in the Premises by Tenant or at the direct or indirect expense of Tenant which are not part of the original Tenant improvements paid for by Landlord. Tenant shall be required to restore or replace same in the event of damage except for damage caused solely by the Landlord's negligence or intentional misconduct. Tenant shall have no claim against Landlord for any damage suffered by reason of any such damage, destruction, repair or restoration, nor shall Tenant have the right to terminate this Lease as the result of any statutory provision now or hereafter in effect pertaining to the damage and destruction of the Premises, except as expressly provided herein.

Section 12.06 **Temporary Reduction of Rent.** If the Premises are destroyed or damaged and Landlord or Tenant repairs or restores the Premises pursuant to the provisions of this Article XII, any rent payable during the period of such damage, repair and/or restoration shall be reduced by the amount payable under any rental income insurance paid to Landlord. Except for such possible reduction in payments required from the Tenant, Tenant shall not be entitled to any compensation, reduction, or reimbursement from Landlord as a result of any damage, destruction, repair, or restoration of or to the leased Premises.

Section 12.07 **Waiver.** Tenant waives the protection of any statute, code or judicial decision which grants a tenant the right to terminate a lease in the event of damage or destruction of the Premises. Tenant agrees that the provisions of this Article XII shall govern the rights and obligations of Landlord and Tenant in the event of any damage or destruction of the Premises.

ARTICLE XIII
CONDEMNATION

Section 13.01 **Total Condemnation.** If the whole of the Premises shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, then the term of this Lease shall cease and terminate as of the date of title vesting in such proceeding and all rentals shall be paid up to that date and Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease.

Section 13.02 **Total Condemnation of Parking Area.** If the whole of the common parking areas in the Shopping Center shall be acquired or condemned by eminent domain for any public or quasipublic use or purpose, then the term of this Lease shall cease and terminate as of the date of title vesting in such proceeding unless Landlord shall take reasonable steps to provide other parking facilities substantially equal to the previously existing ratio between the common parking areas and the Premises, and such substantially equal parking facilities shall be provided by Landlord at its own expense within ninety (90) days from the date of acquisition. In the event that Landlord shall provide such other substantially equal parking facilities, then this Lease shall continue in full force and effect. In any event, Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease.

Section 13.03 **Partial Condemnation.** If any part of the Premises shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, and in the event that such partial taking or condemnation shall render the Premises unsuitable for the business of the Tenant, then the term of this Lease shall cease and terminate as of the date of title vesting in such proceeding and Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease. In the event of a partial taking or condemnation which is not extensive enough to render the Premises unsuitable for the business of the Tenant, then Landlord shall within a reasonable time restore the Premises to a condition comparable to its condition at the time of such condemnation less the portion lost in the taking, and this Lease shall continue in full force and effect.

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Section 13.04 **Partial Condemnation of Parking Area.** If any part of the parking area in the Shopping Center shall be acquired or condemned by eminent domain for any public or quasipublic use or purpose and if, as the result of such partial taking the ratio of square feet of parking area and common use areas and facilities as described in Section hereof to square feet of the sales area of the entire Shopping Center buildings is reduced to a ratio below two to one, then the term of this Lease shall cease and terminate from the date of title vesting in such proceeding, unless the Landlord shall take reasonable steps toward increasing said ratio to a ratio equal to or in excess of two to one, in which event this Lease shall be unaffected and remain in full force and effect as between the parties. In any event, Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease.

Section 13.05 **Condemnation of Less than a Fee.** In the event of a condemnation of a leasehold interest in all or a portion of the Premises without the condemnation of the fee simple title also, this Lease shall not terminate and such condemnation shall not excuse Tenant from full performance of all of its covenants hereunder, but Tenant in such event shall be entitled to present or pursue against the condemning authority its claim for and to receive all compensation or damages sustained by it by reason of such condemnation, and Landlord's right to recover compensation or damages shall be limited to compensation for and damages, if any, to its reversionary interest, it being understood, however, that during such time as Tenant shall be out of possession of the Premises by reason of such condemnation, the Lease shall not be subject to forfeiture for failure to observe and perform those covenants not calling for the payment of money. In the event the condemning authority shall fail to keep the Premises in the state of repair required hereunder, or to perform any other covenant not calling for the payment of money, Tenant shall have ninety (90) days after the restoration of possession to it within which to carry out its obligations under such covenant or covenants. During such time as Tenant shall be out of possession of the Premises by reason of such leasehold condemnation, Tenant shall pay to Landlord, in lieu of the minimum and percentage rents provided for hereunder, and in addition to any other payments required of Tenant hereunder, an annual rent equal to the average annual minimum and percentage rents paid by Tenant for the period from the commencement of the Term until the condemning authority shall take possession, or during the preceding three (3) full calendar years, whichever period is shorter. At any time after such condemnation or proceedings are commenced, Landlord shall have the right, at its option, to require Tenant to assign to Landlord all compensation and damages payable by the condemnor to Tenant, to be held without liability for interest thereon as security for the full performance of Tenant's covenants hereunder, such compensation and damages received pursuant to said assignment to be applied first to the payment of rents and all other sums from time to time payable by Tenant pursuant to the terms of this Lease as such sums fall due, and the remainder, if any, to be payable to Tenant at the end of the Term hereof or on restoration of possession to Tenant, whichever shall first occur, it being understood and agreed that such assignment shall not relieve Tenant of any of its obligations under this Lease with respect to such rents and other sums except as the same shall be actually received by Landlord.

Section 13.06 **Distribution of Condemnation Award.** Any condemnation award or payment shall be distributed in the following order: (a) first, to any ground lessor, mortgagee or beneficiary under a deed of trust encumbering the Premises, the amount of its interest in the Premises; (b) second, to Tenant, only the amount of any award specifically designated for loss of or damage to Tenant's trade fixtures or removable personal property, and the Tenant hereby assigns any other rights which the Tenant may have now or in the future to any other award to the Landlord; and (c) third, to Landlord, the remainder of such award, whether as compensation for reduction in the value of the leasehold, the taking of the fee, or otherwise. If this Lease is not terminated, Landlord shall repair any damage to the Premises caused by the condemnation, except that Landlord shall not be obligated to repair any damage for which Tenant has been reimbursed by the condemning authority. If the severance damages received by Landlord are not sufficient to pay for such repair, Landlord shall have the right to either terminate this Lease or make such repair at Landlord's expense.

ARTICLE XIV
ASSIGNMENT AND SUBLETTING

Section 14.01 Landlord's Consent Required. No portion of the Premises or of Tenant's interest in this Lease may be acquired by any other person or entity, whether by assignment, mortgage, sublease, transfer, operation of law, or act of Tenant, without Landlord's prior written consent. Any attempted transfer without consent shall be void and shall constitute a noncurable breach of this Lease. ~~If Tenant is a partnership, any cumulative transfer of more than twenty percent (20%) of the partnership interests shall require Landlord's consent. If Tenant is a corporation, any change in a controlling interest of the voting stock of the corporation shall require Landlord's consent.~~
CONSENT SHALL NOT BE UNREASONABLY WITHHELD OR DELAYED.
(SEE RIDER #4)

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Section 14.02 **Grant of Concessions; Conditions to Grant.** The provision against subletting elsewhere contained in this Lease shall not prohibit Tenant from granting concessions for the operation of one or more departments of the business which Tenant is permitted by Section 1.08 to conduct in or upon the Premises; provided, however, that (a) each such concession may be granted only upon receipt by Tenant of the written consent of the Landlord and shall be subject to all the terms and provisions of this Lease; (b) the gross receipts, as defined in Section 3.04 hereof, from the operation of each such concession, shall be deemed to be a part of the gross receipts of Tenant for the purpose of determining the additional rental payable to Landlord; (c) all of the provisions hereof applying to the business of Tenant including the provisions concerning reports and audits shall apply to each such concession; and (d) at least seventy-five percent (75%) of the sales floor area of the Premises shall at all times be devoted to the business of and be operated by Tenant.

Section 14.03 **No Release of Tenant.** No transfer permitted by this Article XIV shall release Tenant or change Tenant's primary liability to pay the rent and to perform all other obligations of Tenant under this Lease. Landlord's acceptance of rent from any other person is not a waiver of any provision of this Article XIV. Consent to one transfer is not a consent to any subsequent transfer. If Tenant's transferee defaults under this Lease, Landlord may proceed directly against Tenant without pursuing remedies against the transferee. Landlord may consent to subsequent assignments or modifications of this Lease by Tenant's transferee, without notifying Tenant or obtaining its consent. Such action shall not relieve Tenant's liability under this Lease.

Section 14.04 **Landlord's Election.** Tenant's request for consent to any transfer described in Section 14.01 above shall be accompanied by a written statement setting forth the details of the proposed transfer, including the name, business and financial condition of the prospective transferee, financial details of the proposed transfer (e.g., the term of and rent and security deposit payable under any assignment or sublease)~~, and any other information Landlord deems relevant.~~ Landlord shall have the right ~~(a)~~ to withhold consent, if reasonable; ~~(b) to grant consent; or (c) if the transfer is a sublease of the Premises or an assignment of this Lease, to terminate this Lease as of the effective date of such sublease or assignment, in which case Landlord may elect to enter into a direct lease with the proposed assignee or subtenant.~~ OR GRANT CONSENT CONSENT SHALL NOT BE UNREASONABLY WITHHELD OR DELAYED.

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Section 14.05 **No Merger.** No merger shall result from Tenant's sublease of the Premises under this Article XIV, Tenant's surrender of this Lease or the termination of this Lease in any other manner. In any such event, Landlord may terminate any or all subtenancies or succeed to the interest of Tenant as sublandlord thereunder.

Section 14.06 **Assignment Fees and Procedures.** In the event Landlord shall be requested to consent to a sublease, assignment, pledge, encumbrance, or any other transfer of all or any portion of Tenant's rights hereunder, as specified in Section 14.01 hereof, Tenant shall pay Landlord a reasonable fee not to exceed Five Hundred Dollars ($500.00) to reimburse Landlord for costs and expenses, ~~excluding attorneys' fees which shall be reimbursed pursuant to Section 17.02 herein,~~ incurred in connection with reviewing Tenant's request for consent. Tenant's check for the assignment fee shall be delivered to Landlord concurrent with Tenant's request for consent.

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ARTICLE XV
DEFAULTS; REMEDIES

Section 15.01 **Covenants and Conditions.** Tenant's performance of each of Tenant's obligations under this Lease is a condition as well as a covenant. Tenant's right to continue in possession of the Premises is conditioned upon such performance. Time is of the essence in the performance of all covenants and conditions.

Section 15.02 **Defaults.** Tenant shall be in material default under this Lease:

(a) If Tenant abandons or vacates the Premises or if such abandonment or vacation of the Premises results in the cancellation of any insurance described in Section 4.06;

(b) If Tenant fails to pay rent or any other charge required to be paid by Tenant, as and when due;

(c) If Tenant fails to perform any of Tenant's nonmonetary obligations under this Lease for a period of fifteen (15) days after written notice from Landlord; provided that if more time is required to complete such performance, Tenant shall not be in default if Tenant commences such performance within the fifteen (15) day period and thereafter diligently pursues the same to completion. However, Landlord shall not be required to give such notice if Tenant's failure to perform constitutes a non-curable

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breach of this Lease. The notice required by this Paragraph is intended to satisfy any and all notice requirements imposed by law on Landlord prior to the commencement of an unlawful detainer action and is not in addition to any such requirement;

(d) (i) If Tenant makes a general assignment or general arrangement for the benefit of creditors; (ii) if a petition for adjudication of bankruptcy or for reorganization or rearrangement is filed by or against Tenant and is not dismissed within thirty (30) days; (iii) if a trustee or receiver is appointed to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease and possession is not restored to Tenant within thirty (30) days; or (iv) if substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease is subjected to attachment, execution or other judicial seizure which is not discharged within thirty (30) days. If a court of competent jurisdiction determines that any of the acts described in this subparagraph (d) is not a default under this Lease, and a trustee is appointed to take possession (or if Tenant remains a debtor in possession) and such trustee or Tenant transfers Tenant's interest hereunder, then Landlord shall receive, as Additional Rent, the difference between the rent (or any other consideration) paid in connection with such assignment or sublease and the rent payable by Tenant hereunder.

Section 15.03 · **Default by Landlord.** Landlord shall not be in default unless Landlord fails to perform obligations required of Landlord within a reasonable time, but in no event later than thirty (30) days after written notice by Tenant to Landlord and to the holder of any first mortgage or deed of trust covering the Premises whose name and address shall have theretofore been furnished to Tenant in writing, specifying wherein Landlord has failed to perform such obligation; provided, however, that if the nature of Landlord's obligation is such that more than thirty (30) days are required for performance, then Landlord shall not be in default if Landlord commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion.

Section 15.04 **Remedies.** On the occurrence of any material default by Tenant, Landlord may, at any time thereafter, with or without notice or demand and without limiting Landlord in the exercise of any right or remedy which Landlord may have:

(a) Terminate Tenant's right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Tenant shall immediately surrender possession of the Premises to Landlord. In such event Landlord shall have the immediate right to re-enter the Premises and remove all persons and property therein, and such property may be removed and stored in a public warehouse or elsewhere at the cost of, and for the account of Tenant, all without service of notice or resort to legal process and without being deemed guilty of trespass, or becoming liable for any loss or damage which may be occasioned thereby; and Landlord shall be entitled to recover from Tenant all damages incurred by Landlord by reason of Tenant's default, including (i) the worth at the time of the award of all Minimum Monthly Rent, Additional Rent and other charges which were earned or were payable at the time of the termination; (ii) the worth at the time of the award of the amount by which the unpaid Minimum Monthly Rent, Additional Rent and other charges which would have been earned or were payable after termination until the time of the award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; (iii) the worth at the time of the award of the amount by which the unpaid Minimum Monthly Rent, Additional Rent and other charges which would have been payable for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; and (iv) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including, but not limited to, any costs or expenses incurred by Landlord in maintaining or preserving the Premises after such default, the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation or alteration of the Premises, Landlord's reasonable attorneys' fees, and any real estate commissions or other such fees paid or payable. As used in subparts (i) and (ii) above, the "worth at the time of the award" is computed by allowing interest on unpaid amounts at the rate of fifteen percent (15%) per annum, or such lesser amount as may then be the maximum lawful rate. As used in subpart (iii) above, the "worth at the time of the award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of the award, plus one percent (1%). If Tenant shall have abandoned the Premises, Landlord shall have the option of (i) retaking possession of the Premises and recovering from Tenant the amount specified in this Section 15.04(a), or (ii) proceeding under Section 15.04(b);

(b) Maintain Tenant's right to possession, in which case this Lease shall continue in effect whether or not Tenant shall have abandoned the Premises. In such

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event, Landlord shall be entitled to enforce all of Landlord's rights and remedies under this Lease, including the right to recover the rent as it becomes due hereunder;

(c) Pursue any other remedy now or hereafter available to Landlord under the laws or judicial decisions of the state in which the Premises is located.

Section 15.05 The Right to Relet the Premises. Should Landlord elect to re-enter, as herein provided, or should it take possession pursuant to legal proceedings or pursuant to any notice provided for by law, it may either terminate this Lease or it may from time to time without terminating this Lease, make such alterations and repairs as may be necessary in order to relet the Premises, and relet said Premises or any part thereof for such term or terms (which may be for a term extending beyond the term of this Lease) and at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable; upon each such reletting all rentals received by the Landlord from such reletting shall be applied, first, to the repayment of any indebtedness other than rent due hereunder from Tenant to Landlord; second, to the payment of any costs and expenses of such reletting, including brokerage fees and attorneys' fees and costs of such alterations and repairs; third, to the payment of rent due and unpaid hereunder, and the residue, if any, shall be held by Landlord and applied in payment of future rent as the same may become due and payable hereunder. If such rentals received from such reletting during any month are less than that to be paid during that month by Tenant hereunder, Tenant shall pay any such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such re-entry or taking possession of said Premises by Landlord shall be construed as an election on its part to terminate this Lease unless a written notice of such intention be given to Tenant or unless the termination thereof be decreed by a court of competent jurisdiction.

Section 15.06 Waiver of Rights of Redemption. Tenant hereby expressly waives any and all rights of redemption granted by or under any present or future laws in the event of Tenant being evicted or dispossessed for any cause, or in the event of Landlord obtaining possession of the Premises, by reason of the violation by Tenant of any of the covenants or conditions of this Lease, or otherwise.

Section 15.07 Cumulative Remedies. Landlord's exercise of any right or remedy shall not prevent it from exercising any other right or remedy.

Section 15.08 Late Charges. Tenant hereby acknowledges that late payment by Tenant to Landlord of rent and other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and costly to ascertain. Such costs include, but are not limited to, processing, administrative and accounting charges, and late charges which may be imposed on Landlord by the terms of any mortgage or trust deed covering the Premises. Accordingly, if any installment of rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within ten (10) days after such amount shall be due, Tenant shall pay to Landlord a late charge as liquidated damages as that term is used in Section 1671 of the California Civil Code, equal to ten percent (10%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur as a consequence of late payment by Tenant. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

ARTICLE XVI
PROTECTION OF CREDITORS

Section 16.01 Subordination. Landlord shall have the right to require Tenant to subordinate this Lease to any ground lease, deed of trust or mortgage encumbering the Premises, any advances made on the security thereof and any renewals, modifications, consolidations, replacements or extensions thereof, whenever made or recorded. However, Tenant's right to quiet possession of the Premises during the Lease Term shall not be disturbed if Tenant pays the rent and performs all of Tenant's obligations under this Lease and is not otherwise in default. If any ground lessor, beneficiary or mortgagee elects to have this Lease prior to the lien of its ground lease, deed of trust or mortgage and gives written notice thereof to Tenant, this Lease shall be deemed prior to such ground lease, deed of trust or mortgage whether this Lease is dated prior or subsequent to the date of said ground lease, deed of trust or mortgage or the date of recording thereof;

Section 16.02 Attornment. If Landlord's interest in the Premises is acquired by any ground lessor, beneficiary under a deed of trust, mortgagee, or purchaser at a foreclosure sale, Tenant shall attorn to the transferee of or successor to Landlord's interest in the Premises and recognize such transferee or successor as Landlord under

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this Lease. Tenant waives the protection of any statute or rule of law which gives or purports to give Tenant any right to terminate this Lease or surrender possession of the Premises upon the transfer of Landlord's interest.

Section 16.03 Signing of Documents. Tenant shall sign and deliver any instrument or documents necessary or appropriate to effectuate or evidence any such attornment or subordination or agreement to do so. If Tenant fails to do so within ten (10) days after written request, Tenant hereby makes, constitutes and irrevocably appoints Landlord, or any transferee or successor of Landlord, the attorney-in-fact of Tenant to execute and deliver any such instrument or document.

Section 16.04 Estoppel Certificates.

(a) Upon Landlord's written request, Tenant shall execute, acknowledge and deliver to Landlord a written statement certifying: (i) that none of the terms or provisions of this Lease have been changed (or if they have been changed, stating how they have been changed); (ii) that this Lease has not been cancelled or terminated; (iii) the last date of payment of the Minimum Monthly Rent and other charges and the time period covered by such payment; and (iv) that Landlord is not in default under this Lease (or, if Landlord is claimed to be in default, stating why). Tenant shall deliver such statement to Landlord within ten (10) days after Landlord's request. Any such statement by Tenant may be given by Landlord to any prospective purchaser or encumbrancer of the Premises. Such purchaser or encumbrancer may rely conclusively upon such statement as true and correct.

(b) If Tenant does not deliver such statement to Landlord within such ten (10) day period, Tenant irrevocably constitutes and appoints Landlord as its special attorney-in-fact to execute and deliver the certificate to any third party. Further, Landlord, and any prospective purchaser or encumbrancer, may conclusively presume and rely upon the following facts: (i) that the terms and provisions of this Lease have not been changed except as otherwise represented by Landlord; (ii) that this Lease has not been cancelled or terminated except as otherwise represented by Landlord; (iii) that not more than one month's Minimum Monthly Rent or other charges have been paid in advance; and (iv) that Landlord is not in default under this Lease. In such event, Tenant shall be estopped from denying the truth of such facts.

Section 16.05 Tenant's Financial Condition. Within ten (10) days after written request from Landlord, Tenant shall deliver to Landlord such financial statements as are reasonably required by Landlord to verify the net worth of Tenant, or any assignee, subtenant, or guarantor of Tenant. In addition, Tenant shall deliver to any lender or proposed purchaser of the Premises designated by Landlord any financial statements required by such lender to facilitate the sale, financing or refinancing of the Premises. Tenant represents and warrants to Landlord that (a) each such financial statement is a true and accurate statement as of the date of such statement; and (b) at all times after the date of any such statement during the Lease Term or any extension thereof, Tenant's net worth, as stated therein, shall not be reduced. All financial statements shall be confidential and shall be used only for the purposes set forth herein.

Section 16.06 Mortgagee Protection Clause. Tenant agrees to give any mortgagees and/or trust deed holders, by registered mail, a copy of any notice of default, served upon the Landlord, provided that prior to such notice Tenant has been notified in writing (by way of Notice of Assignment of Rents and Leases, or otherwise) of the addresses of such mortgagees and/or trust deed holders. Tenant further agrees that if Landlord shall have failed to cure such default within the time provided for in this Lease, then the mortgagees and/or trust deed holders shall have an additional thirty days (30) within which to cure such default or if such default cannot be cured within that time, then such additional time as may be necessary if within such thirty (30) days any mortgagee and/or trust deed holder has commenced and is diligently pursuing the remedies necessary to cure such default (including but not limited to commencement of foreclosure proceedings if necessary to effect such cure), in which event this Lease shall not be terminated while such remedies are being so diligently pursued.

ARTICLE XVII
LEGAL COSTS

Section 17.01 Legal Proceedings. ~~Tenant shall reimburse Landlord, upon~~ demand, for any costs or expenses incurred by Landlord ~~in connection with~~ any breach or default of Tenant under this ~~Lease, whether~~ or not suit is commenced or judgment entered. ~~Such costs~~ shall include legal fees and costs incurred for the negotiation of a ~~settlement, enforcement of rights or otherwise. Furthermore,~~ If any action for breach of or to enforce the provisions of this Lease is commenced, the court in such action shall award to the party in whose favor a judgment is entered, a reasonable sum as attorneys'

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fees and costs. Such attorneys' fees and costs shall be paid by the losing party in such action. Tenant shall also indemnify Landlord against and hold Landlord harmless from all costs, expenses, demands and liability incurred by Landlord if Landlord becomes or is made a party to any claim or action (a) instituted by Tenant, or by any third party against Tenant, or by or against any person holding any interest under or using the Premises by license of or agreement with Tenant; (b) for foreclosure of any lien for labor or material furnished to or for Tenant or such other person; (c) otherwise arising out of or resulting from any act or transaction of Tenant or such other person; or (d) necessary to protect Landlord's interest under this Lease in a bankruptcy proceeding, or other proceeding under Title 11 of the United States Code, as amended. Tenant shall defend Landlord against any such claim or action at Tenant's expense with counsel reasonably acceptable to Landlord ~~or, at Landlord's election, Tenant shall reimburse Landlord for any legal fees or costs incurred by Landlord in any such claim or action~~.

~~Section 17.02 Landlord's Consent. Tenant shall pay Landlord's reasonable~~ attorneys' fees incurred in connection with ~~Tenant's request for~~ Landlord's consent under ~~Article XIV (Assignment and Subletting)~~, or in connection with any other act which ~~Tenant proposes to do and which requires Landlord's consent.~~

ARTICLE XVIII
MISCELLANEOUS PROVISIONS

Section 18.01 Non-Discrimination. Tenant promises, and it is a condition to the continuance of this Lease, that there will be no discrimination against, or segregation of, any person or group of persons on the basis of race, color, sex, creed, national origin or ancestry in the leasing, subleasing, transferring, occupancy, tenure or use of the Premises or any portion thereof.

Section 18.02 Landlord's Liability; Certain Duties.

(a) As used in this Lease, the term "Landlord" means only the current owner or owners of the fee title to the Premises or the leasehold estate under a ground lease of the Premises at the time in question. Each Landlord is obligated to perform the obligations of Landlord under this Lease only during the time such Landlord owns such interest or title. Any Landlord who transfers its title or interest is relieved of all liability with respect to the obligations of Landlord under this Lease to be performed on or after the date of transfer. However, each Landlord shall deliver to its transferee all funds previously paid by Tenant if such funds have not yet been applied under the terms of this Lease.

(b) Tenant shall give written notice of any failure by Landlord to perform any of its obligations under this Lease to Landlord and to any ground lessor, mortgagee or beneficiary under any deed of trust encumbering the Premises whose name and address have been furnished to Tenant in writing. Landlord shall not be in default under this Lease unless Landlord (or such ground lessor, mortgagee or beneficiary) fails to cure such nonperformance within thirty (30) days after receipt of Tenant's notice. However, if such non-performance reasonably requires more than thirty (30) days to cure, Landlord shall not be in default if such cure is commenced within such thirty (30) day period and thereafter diligently pursued to completion.

Section 18.03 Severability. A determination by a court of competent jurisdiction that any provision of this Lease or any part thereof is illegal or unenforceable shall not cancel or invalidate the remainder of such provision or this Lease, which shall remain in full force and effect.

Section 18.04 Interpretation. The captions of the Articles or Sections of this Lease are to assist the parties in reading this Lease and are not a part of the terms or provisions of this Lease. Whenever required by the context of this Lease, the singular shall include the plural and the plural shall include the singular. The masculine, feminine and neuter genders shall each include the other. In any provision relating to the conduct, acts or omissions of Tenant, the term "Tenant" shall include Tenant's agents, employees, contractors, invitees, successors or others using the Premises with Tenant's expressed or implied permission.

Section 18.05 Entire Agreement. This Lease and the Exhibits, and Rider, if any, attached hereto and forming a part hereof, set forth all the covenants, promises, agreements, conditions and understandings, either oral or written, between Landlord and Tenant concerning the Premises and there are no covenants, promises, agreements, conditions or understandings, either oral, or written, between them other than are herein set forth. Except as herein otherwise provided, no subsequent alteration, amendment, change or addition to this Lease shall be binding upon Landlord or Tenant unless reduced to writing and signed by the party to be charged with their performance.

Section 18.06 **Notices.** All notices required or permitted under this Lease shall be in writing and shall be personally delivered or sent by certified mail, return receipt requested, postage prepaid. Notices to Tenant shall be delivered to the address specified in Section 1.03 herein, except that upon Tenant's taking possession of the Premises, the Premises shall be Tenant's address for notice purposes. Notices to Landlord shall be delivered to the address specified in Section 1.02 herein. All notices shall be effective upon personal delivery or three (3) days after deposit in the U.S. Mail. Either party may change its notice address upon written notice to the other party.

Section 18.07 **Waivers.** All waivers must be in writing and signed by the waiving party. Landlord's failure to enforce any provision of this Lease or its acceptance of rent shall not be a waiver and shall not prevent Landlord from enforcing that provision or any other provision of this Lease in the future. No statement on a payment check from Tenant or in a letter accompanying a payment check shall be binding on Landlord. Landlord may, with or without notice to Tenant, negotiate such check without being bound to the conditions of such statement.

Section 18.08 **No Recordation.** Tenant shall not record this Lease without prior written consent from Landlord. However, Landlord may require that a "Short Form" memorandum of this Lease be executed by both parties and recorded.

Section 18.09 **Binding Effect; Choice of Law.** This Lease binds any party who legally acquires any rights or interest in this Lease from Landlord or Tenant. However, Landlord shall have no obligation to Tenant's successor unless the rights or interests of Tenant's successor are acquired in accordance with the terms of this Lease. The laws of the state in which the Premises is located shall govern this Lease.

Section 18.10 **Corporate Authority; Partnership Authority.** If Tenant is a corporation, each person signing this Lease on behalf of Tenant represents and warrants that he has full authority to do so and that this Lease binds the corporation. Within five (5) days after this Lease is signed, Tenant shall deliver to Landlord a certified copy of a resolution of Tenant's Board of Directors authorizing the execution of this Lease or other evidence of such authority reasonably acceptable to Landlord. If Tenant is a partnership, each person signing this Lease for Tenant represents and warrants that he is a general partner of the partnership, that he has full authority to sign for the partnership and that this Lease binds the partnership and all general partners of the partnership. Tenant shall give written notice to Landlord of any general partner's withdrawal or addition. Within five (5) days after this Lease is signed, Tenant shall deliver to Landlord a copy of Tenant's recorded statement of partnership or certificate of limited partnership.

Section 18.11 **No Partnership.** Landlord shall not by virtue of this Lease, in any way or for any purpose, be deemed to have become a partner of Tenant in the conduct of its business or otherwise, or joint venturer or a merger of a joint enterprise with Tenant, nor is Tenant an agent of Landlord for any reason whatsoever. The provisions of this Lease relating to the percentage rent payable hereunder are included solely for the purpose of providing a method whereby the rent is to be measured and ascertained.

Section 18.12 **Joint and Several Liability.** All parties signing this Lease as Tenant shall be jointly and severally liable for all obligations of Tenant.

Section 18.13 **Force Majeure.** If Landlord cannot perform any of its obligations due to events beyond Landlord's control, the time provided for performing such obligations shall be extended by a period of time equal to the duration of such events. Events beyond Landlord's control include, but are not limited to, acts of God, war, civil commotion, labor disputes, strikes, fire, flood or other casualty, shortages of labor or material, government regulation or restriction and weather conditions.

Section 18.14 **No Option.** The submission of this Lease for examination does not constitute a reservation of or option to lease the Premises and this Lease becomes effective only upon execution and delivery thereof by Landlord and Tenant.

Section 18.15 **Accord and Satisfaction.** No payment by Tenant or receipt by Landlord of a lesser amount than the monthly rent herein stipulated shall be deemed to be other than on account of the earliest stipulated rent, or shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy provided in this Lease.

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Section 18.16 Provisions are Covenants and Conditions. All provisions, whether covenants or conditions, on the part of the Landlord, or on the part of Tenant, shall be deemed to be both covenants and conditions.

~~**Section 18.17 Union Workers.** It is distinctly understood and agreed that Tenant shall only use union employees for the installation of any and all leasehold improvements including trade fixtures, et cetra, prior to the filing of the Notice of Completion for the construction of the entire Shopping Center by Landlord. In the event Tenant shall breach this Article, Landlord shall have the right, among other remedies contained herein, to immediately terminate this Lease.~~

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Section 18.18 Remodel. Landlord may in the future remodel or refurbish portions of the Shopping Center. Such remodeling and/or refurbishing may include Tenant's Premises. The remodeling and/or refurbishing will be done in accordance with the proper architect's design specifications which will be reviewed and approved by Landlord and copies of such drawings will be made available to Tenant. Tenant agrees to accept such specifications. Tenant further agrees that Tenant will not, through any act or omission on the part of Tenant, in any way hinder, impede, or frustrate the efforts of the Landlord in completing such remodeling or refurbishing in a timely fashion. As part of architect's design specifications, a new exterior Tenant sign criteria may be developed. Upon development of said new sign criteria Tenant shall, at Tenant's expense, upon written notice from Landlord, remove all existing signs and replace such exterior signs with a new sign or signs in accordance with the new sign criteria. Such resigning by Tenant shall be completed within sixty (60) days after receipt of new sign criteria from Landlord.

ADDITIONAL PROVISIONS MAY BE SET FORTH IN A RIDER OR RIDERS ATTACHED HERETO OR IN THE BLANK SPACE BELOW. IF NO ADDITIONAL PROVISIONS ARE INSERTED, PLEASE DRAW A LINE THROUGH THE SPACE BELOW.

Landlord and Tenant have signed this Lease at the place and on the dates specified adjacent to their signatures below and have initialled all Riders which are attached to or incorporated by reference in this Lease.

Signed on OCT. 17, 1996
at San Diego, California.

TENANT: SOUTHWEST COMMUNITY BANK (PROPOSED) ~~Western Financial Corp.~~,
~~a California Corporation~~
By: [signature]
Howard Levenson, Chairman ~~& CEO~~
By: ______

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Signed on Oct 17, 1996
at Solana Beach, California.

LANDLORD: Villa Encinitas Plaza, Ltd.
A California Limited Partnership
By: [signature]
Robert C. Scharbarth, General Partner
By: ______

R03GSF044

EXHIBIT A

villa encintas plaza

building A

building B

building C

building D

bank

MOUNTAIN VISTA DRIVE

SUBJECT

north

resume
SITE AREA 150,153 SF.
BUILDING AREA 36,396 SF.
PARKING 179 SPACES

EXHIBIT A



EXHIBIT B

TENANT'S WORK

1. To fixturize store in a first class manner comparable to other new stores of a similar nature in modern shopping centers.

2. To purchase and install a sign in accordance with specifications prepared by Owner's Architect, and to submit all signs to Owner for written approval of size, color, location, mounting and design of sign and lettering prior to fabrication.

3. Tenant upon signature of lease will immediately contact and contract with Landlord's designated sign contractor for installation of Tenant's fascia sign per Landlord's sign criteria, Exhibit "C", attached hereto. Said sign shall be installed prior to Tenant opening for business or with Landlord's written approval, within thirty (30) days of opening for business to the public.

4. All stacks, vents, and other openings through the roof desired by Tenant shall first be approved by Owner and then be installed by Owner's Contractor at Tenant's direction and expense.

5. All changes in floor level or underfloor work shall first be approved by Owner's and then be done by the Owner's Contractor at Tenant's direction and expense.

6. To deliver to Owner drawings with respect to the above TENANT WORK or any additional requirements of Tenant, which drawings shall conform in all respects with the agreements of the Owner as above stated and shall be prepared in a manner satisfactory to Owner's Architect and shall be sufficient in all respects so that necessary building permit(s) can be obtained. In the event Owner's Architect is required to spend additional time on Tenant's drawings in order to make drawings acceptable to Owner, his contractor, or the authorities responsible for issuing building permits, Tenant shall pay all costs related to such additional time.

7. Tenant acknowledges that it must contact the Building Inspection Department of the city or county to request an inspection of the premises and obtain a certificate of occupancy. Tenant also acknowledges that it may require a building permit for any tenant work and that it must comply with the Building Department requirements because of tenant's use of the premises.

8. Landlord shall not be liable for any loss, cost, damage or expense incurred or claimed by Tenant or any other person or party on account of the construction or installation of the Tenant Equipment or any other improvements to the Demised Premises made by Tenant. Tenant hereby acknowledges and agrees that the compliance of the Tenant Equipment, or other improvements made to the Demised Premises by the tenant any plans therefore, will comply with all applicable governmental laws, codes and regulations and shall be the Tenant's sole responsibility. Landlord assumes no liability or responsibility resulting from the failure of the Tenant to comply with all applicable governmental laws, codes and regulations or for any defect in any Tenant Equipment or other improvements to the Demised Premises made by Tenant. Tenant further agrees to indemnify, defend, and hold harmless Landlord from any loss, cost damage or expense incurred, claimed, asserted or arising in connection with any of the foregoing.

exhibitb.tw


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EXHIBIT "X"

CONFIRMATION OF TERM OF LEASE

This Confirmation of Term of Lease is made ______________________, 19___, between ____, a California corporation ("Landlord") and ________________________________, ________________________________ ("Tenant"), who agree as follows:

1. Landlord and Tenant entered to a lease dated ____________, 19__, in which Landlord leased to Tenant and Tenant leased from Landlord the premises described in Paragraph 1.04 of the Lease (the "Premises").

2. Pursuant to Paragraph 1.07 of the Lease, Landlord and Tenant agree to confirm the commencement and expiration dates of the Term, and the commencement date of rent, as follows:

a. ____________________, 19__, is the Commencement Date of the Term of the Lease;

b. ____________________, 19__, is the Expiration Date of the Term of Lease;

c. ____________________, 19__, is the Commencement Date of rent under the Lease.

3. Tenant confirms that:

a. It has accepted possession of the Premises as provided in the Lease;

b. The improvements and space required to be furnished by Landlord under the Lease have been furnished;

c. Landlord has fulfilled all its duties of an inducement nature;

d. The Lease has not been modified, altered, or amended, except as follows: ____;

e. There are no setoffs or credits against rent, and no security deposit has been paid except as provided by the Lease;

f. Tenant has no notice of a prior assignment, hypothecation, or pledge of rent, or of the Lease; and

g. The Lease is in full force and effect.

4. The provisions of this confirmation of term of lease shall inure to the benefit, or bind, as the case may require, the parties and their respective successors subject to the restrictions on assignment and subleasing contained in the Lease.

Landlord: ________________________________

____

Tenant: ________________________________

____


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DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIPS

(As required by the Civil Code)
CALIFORNIA ASSOCIATION OF REALTORS® (CAR) STANDARD FORM

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

LESSOR/ SELLER'S AGENT

A Seller's agent under a listing agreement with Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller:
(a) A Fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Seller.

To the Buyer & the Seller:
(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of property that are not known to, or within the diligent attention and observation of, the parties.

An agent is not obligated to reveal to either party any confidential information obtained from the other party which does not involve the affirmative duties set forth above.

LESSEE/BUYER'S AGENT

A selling agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer:
(a) A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Buyer.

To the Buyer & Seller:
(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties.

An agent is not obligated to reveal to either party any confidential information obtained from the other party which does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER & BUYER

A real estate agent, either acting directly or through one or more associate licensees, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:
(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, the agent may not, without the express permission of the respective party, disclose to the other party that the Seller will accept a price less than the listing price or that the Buyer will pay a price greater than the price offered.

The above duties of the agent in a real estate transaction do not relieve a Seller or a Buyer from the responsibility to protect their own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction.

This disclosure form includes the provisions of article 2.5 (commencing with Section 2373) of Chapter 2 of Title 9 of Part 4 of Division 3 of the Civil Code set forth on the reverse hereof. Read it carefully.

I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE.

Lessee/Lessor BUYER/SELLER ~~WESTERN FINANCIAL CORPORATION~~ SOUTHWEST COMMUNITY BANK (PROPOSED) Date ____ TIME ____ AM/PM

Lessee/Lessor BUYER/SELLER Howard Levenson, Chairman ~~& CFO~~ [signature] Date 10-17-96 TIME 11:45 AM/PM

AGENT Robert C. Nightingale, Jr. PAGE OLSON COMMERCIAL & BUITSNESS BROKERAGE By [signature] (Associate Licensee or Broker-Signature) Date 10/16/96

CONFIRMATION

REAL ESTATE AGENCY RELATIONSHIPS

Subject Property Address 277 N. El Camino Real, Encinitas, Ca. VILLA ENCINITAS PLAZA

The following agency relationship(s) is/are hereby confirmed for this transaction:

LISTING AGENT: Robert C. Nightingale, Jr.
is the agent of (check one):
☒ the Seller exclusively; or
☐ both the Buyer and Seller

SELLING AGENT: Daniel O'Malley
(if not the same as Listing Agent)
is the agent of (check one):
☒ the Buyer exclusively; or
☐ the Seller exclusively; or
☐ both the Buyer and Seller

I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS CONFIRMATION. ~~WESTERN FINANCIAL CORPORATION~~ HBL

Lessor/ Seller [signature] Date 10-17-96 Lessee/ Buyer [signature] Date 10-17-96

Lessor/ Seller ____ Date ____ Lessee/ Buyer Howard Levenson Date ____

Listing Agent PAGE OLSON COMMERCIAL & BUITSNESS BRORERAGE Robert C. Nightingale, Jr. (Please Print) By [signature] (Associate Licensee or Broker-Signature) Date 10/16/96

Selling Agent ____ (Please Print) By ____ (Associate Licensee or Broker-Signature) Date ____

A REAL ESTATE BROKER IS QUALIFIED TO ADVISE ON REAL ESTATE. IF YOU DESIRE LEGAL ADVICE, CONSULT YOUR ATTORNEY.

FORM AD-11/AC-6 (Combined)

OFFICE USE ONLY
Reviewed by Broker or Designee ____
Date ____



SF-Nov-88

RIDER #1

RIDER #1 OF THAT CERTAIN LEASE DATED 10-17-96, 1996
BETWEEN SOUTHWEST COMMUNITY BANK (PROPOSED),
AS "TENANT," AND VILLA ENCINITAS PLAZA LTD., A CALIFORNIA LIMITED PARTNERSHIP, AS "LANDLORD."

Section 18.20:

USE OF PREMISES: The leased premises shall be used and occupied by Tenant for only the following purposes and for no other purposes whatsoever without obtaining prior written consent of Landlord. Tenant shall use the premises principally for The operation of a ~~retail~~ bank or any other business ~~commonly conducted by similar financial institutions.~~ RELATED THERETO.



Section 18.21:

TENANT IMPROVEMENTS: It is agreed by Tenant that said demised premises is to be leased in an Exhibit 'B', vanilla shell condition. ~~Landlord will provide an allowance or complete said construction work, at the option of Landlord.~~ The Landlord agrees to furnish the premises in the following manner:

1. All stud walls to receive drywall, painted white.
2. Finished ceiling to be acoustical type as specified by owners architect, unless otherwise specified by him for work areas, restrooms a smooth finish ceiling.
3. Floor to be smooth finish concrete suitable to accept floor covering provided by Tenant except for restrooms which shall be vinyl tile or sheet vinyl.
4. HVAC per Landlord's specifications.
5. Two (2) complete restrooms which meet current ADA requirements.
6. Suite to be serviced from a common water meter and separate electrical 100 Amp single phase service panel.
7. Fluorescent light fixtures, inlaid per architects layout.
8. Ceiling height at nine (9) feet above finished floor.
9. Telephone stub-out.

Tenant shall be responsible for all other improvements.

Except as otherwise provided in this Lease, Tenant hereby accepts the Premises in their condition existing as of the Lease commencement date or the date that Tenant takes possession of the Premises, whichever is earlier, subject to all applicable zoning; municipal; County and State laws; ordinances and regulations governing and regulating the use of the Premises; and any covenants or restrictions of record; and accepts this Lease subject thereto and to all matters disclosed thereby and by any exhibits attached thereto. Tenant acknowledges that neither Landlord nor Landlord's agent has made any representation or warranty as to the present or future suitability of the Premises for the conduct of Tenant's business.

HSL
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Section 18.22:

~~LEASE CONCESSIONS: If Landlord has given Tenant any Lease Concessions (as~~ defined in Section 18.23 below) in connection with the execution of this Lease, Tenant acknowledges that such concessions are granted as consideration for and are conditioned upon Tenant's performance under and compliance with the terms of this Lease, and will be terminated in the event (i) Tenant defaults under this Lease past any cure period as provided herein; or (ii) Tenant breaches the confidentiality agreement set forth in Section 18.23 of this Lease. Tenant acknowledges and understands that Landlord would not have granted the Concessions to Tenant but for the right and agreement to recover Concessions as set forth in this section. Therefore, in the event Tenant breaches the confidentiality agreement set forth in Section 18.23, the Concessions will immediately terminate. In such event, any Concessions previously realized by Tenant will be immediately due and payable to Landlord as additional rent under this Lease in addition to any other damages recoverable by Landlord pursuant to the provisions of this Lease. For purposes of this section, concessions "realized" by Tenant shall mean any rent due prior to the time of termination of the Concessions which had been fully or partially abated, or any other amount (including any tenant improvement allowance) paid by Landlord or the receipt of which was waived by Landlord prior to the termination of the Concessions. As set forth above, the termination of the Concessions will fully terminate Tenant's ~~right to any Concessions not yet realized by Tenant.~~

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Section 18.23:

AGREEMENT AS TO CONFIDENTIALITY OF LEASE TERMS: Landlord and Tenant have agreed upon certain economic terms in this Lease pertaining to the rent and other amounts due, hereunder referred to as the "rental obligations" which may include certain Landlord concessions involving payment by Landlord to Tenant or third parties (including payment of a tenant improvement allowance) and/or certain agreements by Landlord to accept reduced rent or abate rent or other amounts due to Landlord, hereunder referred to as the "concession(s)." The rental obligations and concessions are collectively referred to herein as the "economic terms." Tenant acknowledges and understands that the economic terms of this Lease may be different from the economic terms in other Leases in the shopping center, and that the economic terms granted to Tenant may be more favorable to Tenant than the economic terms of other Leases in the shopping center. Pursuant to section 18.22 of this Lease, Tenant has agreed that any Concessions granted to Tenant hereunder by Landlord are conditional upon both (i) Tenant's performance of all terms and conditions of this lease; and (ii) Tenant's compliance with the provisions of this section wherein Tenant agrees to keep the economic terms, including the concessions, confidential and not to disclose the economic terms to any other party except as provided in this section. As material inducement to Landlord's agreement to grant the economic terms to Tenant, Tenant hereby agrees, represents and warrants that Tenant will not disclose, verbally or in writing, any of the economic terms or provide a copy of this Lease or any portion hereof to any other party. Notwithstanding the foregoing, Tenant may provide a copy of this Lease on a confidential basis only to any of Tenant's partners, directors, shareholders, employees, accountants, or attorneys, or to a third party in the event Tenant is otherwise required by law to provide a copy to such party. A condition to the delivery by Tenant shall be that Tenant require any such party to agree in writing to not disclose the economic terms or provide a copy of the Lease to any other party. If Tenant breaches the agreement and representation and warranty as to confidentiality set forth herein, all of the concessions which have not then been realized by Tenant shall be immediately due and payable to Landlord as additional rent under this Lease as provided in section 18.22 of this Lease. Tenant, by initialing this provision where indicated below, acknowledges that Tenant has read and understands this provision and agrees to be bound by the terms hereof. (SEE RIDER #4)

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Section 18.24:

CALIFORNIA REAL ESTATE LICENSEE IS A PRINCIPAL: It is understood by Tenant and Tenant has been informed and made aware by Landlord and Agent, that one or more of Landlord's principals, stockholders, owners or partners is, are, or may be a licensed California Real Estate Broker, Agent or Licensee, acting as a principal in this transaction. It is understood that Robert C. Nightingale, Jr. is a licensee with Page Olson Commercial & Business Brokerage.

~~Section 1.06:~~

COMMENCEMENT OF TERM: The term of this Lease and Tenant's obligation to pay rent shall commence ninety (90) days after the delivery of the premises to Tenant. Landlord shall deliver space in a vanilla shell condition.

Section 1.06A:

CONTINGENCIES:

Tenant: This lease is contingent upon receipt of all regulatory approvals within ninety (90) days from date of execution of this lease.

Landlord: This lease is contingent upon Landlord's relocation of Boll Weevil ~~restaurant within ninety (90) days from date of execution of lease.~~

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c:\jb1\rn\west-fin.rld

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RIDER #2



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SECTION 18.22 OPTION:

(a) Lessor hereby grants to Lessee the Option to extend the term of this lease ~~at a rental to be determined as hereinafter provided, but otherwise~~ upon the same terms and conditions hereof, for a period of four (4) CONSECUTIVE five (5) year terms beyond the initial term hereof.

(b) Lessee may exercise such Option by notifying Lessor in writing not later than ninety (90) days prior to the expiration of the initial term and any successive extended terms, provided Lessee is not in default under any of the terms of this lease at the time of such notice or at the end of the initial term or successive extended terms hereof. If the Option to extend has been exercised by Lessee pursuant to the foregoing requirements, the term of this lease shall be automatically extended for said one (1) five (5) year term period, subject to an adjustment of the monthly rent as ~~hereinafter~~ provided.

~~(c) The monthly rent for the premises during the option period or extended option periods~~ specified above shall be determined by a "fair rental value" appraisal of the premises to be made as hereinafter set forth. The fair rental value of the premises shall be within fifteen (15) days of the date the Option is exercised, then by appraisers appointed as hereinafter set forth, based upon comparable rentals then charged and collected in the area, taking into account items that professional real estate appraisers customarily consider including location, the credit of tenants of other properties, size, age, design, utility and other relevant factors of other properties in the area. In no event shall the monthly rental during the Option period be reduced pursuant to such appraisal, and if the appraised fair rental value is less the rent paid during the last year of the initial term of this lease, then the rent shall remain at the rent paid during the last year of such term.

(d) Any required appraisal shall be made as follows: Lessor and Lessee shall each appoint in writing an independent qualified real estate appraiser, who shall be members of the American Institute of Real Estate Appraisers, within thirty (30) days of the exercise of such Option and within ten (10) days of their appointment the two appraisers so selected shall jointly appoint an equally qualified third appraiser. The third appraiser shall make the fair rental value appraisal of the premises within twenty (20) days of the date of his appointment. If either Lessee or Lessor fails to appoint an appraiser, then the appraiser acting alone and the decision of such appraiser as to the fair rental value of the premises shall be conclusive and binding upon Lessee and Lessor. In the event that the two appraisers so selected do not choose the third appraiser within ten (10) day period, Lessee or Lessor may apply to the presiding judge of the Superior Court of the State of California for the County of San Diego for the appointment of the third appraiser. The fees of the appraiser making such fair rental value appraisal shall be borne equally by Lessor and Lessee. In no event shall the delay in the determination of the fair rental value of the premises affect Lessee's obligation to pay the amount of rent as is then in force, or the amount of increase, if any, immediately upon receipt of notification of ~~the same.~~

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RIDER #3

SECTION 18.26: BROKERAGE LIABILITY

IT IS UNDERSTOOD THAT THERE ARE NO ORAL AGREEMENTS BETWEEN THE PARTIES AFFECTING THIS AGREEMENT WHICH ARE NOT CONTAINED HEREIN, AND THIS AGREEMENT SUPERSEDES AND CANCELS ANY AND ALL OTHER PREVIOUS NEGOTIATIONS, ARRANGEMENTS, AGREEMENTS, AND UNDERSTANDINGS, IF ANY, BETWEEN THE PARTIES; AND SUPERSEDES ANY PROMOTIONAL INFORMATION, SALES BROCHURES OR SIMILAR INFORMATION DISPLAYED OR DISTRIBUTED AND ANY AND ALL VERBAL REPRESENTATIONS BY PAGE OLSON COMMERCIAL & BUSINESS BROKERAGE, ITS AGENTS OR BROKERS TO TENANT WITH RESPECT TOT HE SUBJECT MATTER OF THIS AGREEMENT AND NONE THEREFORE SHALL BE USED TO INTERPRET OR CONSTRUE THIS AGREEMENT. EACH PARTY REPRESENTS THAT HE HAS NOT RELIED UPON ANY STATEMENTS OR REPRESENTATIONS OF PAGE OLSON COMMERCIAL & BUSINESS BROKERAGE, ITS AGENTS OR BROKERS WHICH ARE NOT HEREIN EXPRESSED. THE PARTIES DECLARE THAT THEY ARE LEASING THE PROPERTY BASED ON THEIR OWN EXAMINATION AND JUDGMENTS, AND NOT THROUGH THE RELIANCE UPON ANY REPRESENTATION MADE TO THEM BY EITHER PARTY, PAGE OLSON COMMERCIAL & BUSINESS BROKERAGE, ITS AGENTS, EMPLOYEES OR ASSOCIATES REGARDING THE LOCATION, SIZE, TENANT MIX, VALUE, FUTURE VALUE, FUTURE EXPANSION, INCOME, OR THE PHYSICAL OR MECHANICAL CONDITION OF THE PROPERTY, LEGAL SUFFICIENCY, LEGAL EFFECT, TAX OR ANY OTHER CONSEQUENCES OF THIS AGREEMENT UNLESS INCORPORATED HEREIN BY WRITING. BOTH PARTIES UNDERSTAND AND ACKNOWLEDGE THAT PAGE OLSON COMMERCIAL & BUSINESS BROKERAGE, ITS AGENTS OR BROKERS ARE NOT RESPONSIBLE FOR EITHER PARTY'S PERFORMANCE UNDER THIS AGREEMENT, AND SHALL IN NO WAY BE LIABLE SHOULD EITHER PARTY BREACH SAID PROVISIONS. THE PARTIES ARE RELYING SOLELY UPON THEIR OWN JUDGMENT OR UPON THE ADVICE OF THEIR OWN LEGAL COUNSEL IN EXECUTING THIS AGREEMENT AND THE PARTIES HEREBY INDEMNIFY AND RELEASE PAGE OLSON COMMERCIAL & BUSINESS BROKERAGE, AND ITS AGENTS AND BROKERS FROM ANY AND ALL LIABILITY CONNECTED HEREWITH.


INITIAL

RIDER #4

THIS RIDER #4 MODIFIES AND AMENDS THAT CERTAIN LEASE DATED 10-17-96, 1996 BETWEEN SOUTHWEST COMMUNITY BANK (PROPOSED), AS "TENANT", AND VILLA ENCINITAS PLAZA, LTD., A CALIFORNIA LIMITED PARTNERSHIP, AS "LANDLORD", AS FOLLOWS:

Section 1.04. Section 1.04 is modified and amended by adding the following:

Other provisions of this Lease to the contrary notwithstanding, the terms "Premises" and "Demised Premises" shall include the non-exclusive use of all Common Areas, ingress, egress, and parking areas in and related to the Shopping Center.

In changing the shape, size, location, number, and extent of the improvements as provided in Section 1.04, Landlord may not inhibit, block, or reduce ingress, egress, or access to the Premises and related parking, not reduce immediately available or total parking, nor block or impair the public view of the Demised Premises and related signage.

Section 1.06. Section 1.06 is modified and replaced in its entirety as follows:

The Term of this Lease, and Tenant's obligation to pay rent, shall commence ninety (90) days after delivery of Suites by Landlord to Tenant, or ninety (90) days after receipt of all required regulatory approvals, whichever is later.

This Lease is contingent upon Landlord's relocation of Boll Weevil restaurant within ninety (90) days from date of execution of Lease. Landlord shall use its diligent best efforts to relocate said restaurant within that time.

Section 3.05. Section 3.05 is modified and replaced in its entirety as follows:

Upon receipt of regulatory approval from banking regulators to organize as a new bank, Tenant shall deposit with Landlord a Cash Security Deposit in the amount set forth in Section 1.10. This Security Deposit shall be applied to the thirteenth month of the Term and shall be returned to Tenant in the event of withdrawal of regulatory approval or failure of banking regulators to grant final approval for the opening of the financial institution.

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Section 4.02(a). Section 4.02(a) is modified and amended by adding the following:

Landlord represents that real property taxes for the Premises are billed by the taxing authority in a single bill, although the subject Premises are part of a separate legal parcel. Landlord further represents that its current Lender requires an impound of projected taxes. Landlord covenants and agrees to use its diligent best efforts to (i) cause Tenant to be provided with a separate tax bill for its portion of the Premises; or (ii) arrange for Tenant to pay its portion of the real property tax bill in a check drawn to the tax authority; and (iii) for release from any tax impound requirement. Landlord further covenants to deliver a copy of the tax bill together with computation of Tenant's portion as provided in this Lease promptly upon receipt, and Tenant shall pay such taxes prior to delinquency.

Section 4.04. Section 4.02(a) is modified and amended by adding the following:

Other provisions of this Section to the contrary notwithstanding, Landlord represents that utilities for the Demised Premises (other than Common Areas) are and will be separately metered. Therefore, no pro-ration shall be required.

Section 8.04. Section 8.04 is modified and amended by adding the following:

Other provisions of this Section to the contrary notwithstanding, Landlord shall not be indemnified against willful acts or gross negligence, whether by Landlord or through its agents, servants, or employees.

Section 8.05. Section 8.05 is modified and amended by adding the following:

It is provided, however, that the right of Landlord and its agents to enter the Premises may be limited or restricted by Tenant where required by financial institution security concerns or procedures. Landlord shall provide notice to Tenant not less than two (2) business days prior to any such proposed entry, other than in the case of emergency. Landlord may only place "For Lease" signs on the Premises during the period one hundred twenty (120) days prior to the end of the Term. Any "For Lease" or "For Sale" signs shall be placed in a manner which does not interfere with Tenant's use of the Premises, shall be in a dignified style and format consistent with good taste and the nature of the business conducted by Tenant, and shall be of a size and placed in locations reasonably acceptable to Tenant.



Section 8.06. Section 8.06 is modified and replaced in its entirety as follows:

If an excavation must be made upon land adjacent to or under the Premises, Tenant shall cooperate with Landlord or Landlord's agent performing such work and afford person license to enter upon the Premises for the purpose of doing such work as necessary and required to preserve the wall or the building of which the Premises are a part from injury or damage and to support the same by proper foundations. Such work shall be done pursuant to permits, in a safe and workmanlike manner, by licenses and fully insured contractors, and in accordance with all applicable laws, rules, and regulations, and in a fashion which minimizes interference with and inconvenience to Tenant, its business, its employees, and its business invitees. Landlord shall fully repair any damage caused by such activities. Such activities are subject to the provisions of Sections 8.04 and 8.05 of the Lease, as amended by this Rider #4.

Section 11.04. Section 11.04 is modified and replaced in its entirety as follows:

Subject to the provisions of Article XII (Damage or Destruction), Article XIII (Condemnation), and Article IX (Parking and Common Use Facilities) and the exterior constructed portions of the building, as reserved in Section 11.03, Landlord shall have absolutely no responsibility to repair, maintain, or replace any portion of the Premises at any time. Tenant waives the benefit of any present or future law which might give Tenant the right to repair the Premises at Landlord's expense or to terminate the Lease due to the condition of the Premises.

Section 11.05(b). Section 11.05(b) is modified and amended by adding the following:

Amendments or supplements shall be reasonable and shall be effective only upon reasonable prior notice.

Section 14.01. Section 14.01 is modified and amended by adding the following:

Notwithstanding any other provisions contained in this Lease, in the event (i) Tenant or its successors or assigns shall become insolvent or bankrupt, or if it or their interests under this Lease shall be levied upon or sold under execution or other legal process, or (ii) the depository institution then operating on the Premises is closed or is taken over by any depository institution supervisory authority ("Authority"), Landlord may, in either such event, terminate this Lease only with the concurrence of any

Receiver or Liquidator appointed by such Authority; provided, however, that in the event this Lease is terminated by the Receiver or Liquidator, the maximum claim of Landlord for rent, damages, or indemnity for injury resulting from the termination, rejection, or abandonment of the unexpired Lease shall, by law, in no event be in an amount equal to all accrued and unpaid rent to the date of termination.

Section 18.23. Section 11.05(b) is modified and amended by adding the following:

Other provisions of this Section to the contrary notwithstanding, disclosure of rental terms to bank regulators, bank accountants, or bank attorneys, or as may be required in Proxy Statements or other official notices, shall not constitute a breach of the provision of this Section 18.23.



FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE MODIFIES AND AMENDS THAT CERTAIN LEASE BETWEEN SOUTHWEST COMMUNITY BANK (PROPOSED) AS "TENANT", AND VILLA ENCINITAS PLAZA, LTD., A CALIFORNIA LIMITED PARTNERSHIP, AS "LANDLORD", BEARING AN EFFECTIVE DATE OF OCTOBER 17, 1996, (HEREINAFTER THE "LEASE") AS FOLLOWS:

<u>Section 1.03</u>. Section 1.03 is amended to reflect the change in name and status of Tenant to Southwest Community Bank (In Organization).

<u>Section 1.06</u>. Section 1.06, as previously modified in Rider #4, is further modified by adding the following:

A. Landlord did not complete relocation of the Boll Weevil restaurant and deliver the premises within the contingency period provided in the Lease as amended. In consideration of Tenant forbearing from exercising its right to cancel the Lease based upon the failure of this contingency, Landlord covenants and agrees as follows:

1. Landlord shall promptly provide space to Tenant for the temporary commencement and operation of its business in spaces A and B, 257 El Camino Real, Encinitas, in the Villa Encinitas Plaza shopping center, totaling an estimated 2,480 square feet, as shown on the Exhibit attached to this First Amendment to Lease (the "Temporary Facility").

Landlord will also promptly provide approximately 750 square feet of office space currently available in another vacant space in the center near the existing L'Affaire Restaurant to be used by Tenant for temporary office space and storage, at no charge except for payment of CAM charges for this space only. It is provided, however, that CAM charges shall accrue and be payable upon opening of the Bank in the Permanent Facility.

2. Landlord shall promptly and diligently clean and repair the Temporary Facility as needed and in accordance with directions from Tenant and bids approved by Tenant, in order to provide a space appropriate for use as a Banking facility, including, but not limited to the following:

(a) remove the demising wall or walls between the spaces and relocate or provide demising walls to meet Tenant's reasonable needs and requirements.

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(b) provide and install new carpeting reasonably acceptable to Tenant.

(c) refurbish the ceiling as required.

(d) paint the interior as required.

(e) deliver the temporary facility premises in broom clean condition ready for installation of Tenant's furniture, fixtures and equipment.

3. The costs for the tenant improvement work described in the foregoing paragraph 2 shall be paid by Landlord and shall be reimbursed by Tenant upon the opening of the Bank for business in the Demised Premises. Landlord shall not be required to expend more than Fifteen Thousand Dollars ($15,000) for the tenant improvement work required by Tenant.

4. Tenant shall not be required to pay any rent or common area maintenance fees for use and occupancy of the Temporary Facility.

5. Landlord consents and shall cooperate with Tenant in obtaining any required approvals and in the installation of signage identifying the Temporary Facility with visibility from El Camino Real acceptable to Tenant.

6. Landlord shall cooperate with Tenant with reference to the installation of its fixtures in the Temporary Facility and the subsequent removal of fixtures and signage to the permanent location and shall, if requested by Tenant, make available to Tenant fixtures from the Rancho Santa Fe Thrift Building for use in the Temporary Facility.

7. The provisions of this First Amendment to Lease are specifically contingent upon and subject to the approval of the California State Banking Department and the Federal Deposit Insurance Corporation and the consent of these regulatory agencies for Tenant to open and operate in this Temporary Facility.

B. Tenant shall have the right and option, in its sole discretion, to cancel and terminate the Lease as amended hereby without further liability in any of the following events:

1. Landlord fails or is unable to deliver the Temporary Facility for occupancy by Tenant within sixty (60) days of the date of execution of this First Amendment to Lease

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2. Landlord fails or is unable to deliver the Demised Premises to Tenant for occupancy and for installation of Tenant's improvements as provided in the Lease within one hundred twenty (120) days from the date of execution of this First Amendment to Lease.

3. Either of the Banking regulators fail or refuse to grant consent to Tenant to open and operate in the Temporary Facility as provided in paragraph A.6. above.

C. Except as modified and amended by this First Amendment to Lease, which is integrated into and made a part of the Lease, all other covenants, terms and provisions of the Lease and related Riders remain unchanged and in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have executed this First Amendment to Lease this 24th day of January, 1997.

LANDLORD: VILLA ENCINITAS PLAZA, LTD.
a California Limited Partnership

By: [signature]
Its Authorized Agent

TENANT: SOUTHWEST COMMUNITY BANK
(In Organization)

By: Howard B. Levenson, Chairman
Title

2. Landlord fails or is unable to deliver the Demised Premises to Tenant for occupancy and for installation of Tenant's improvements as provided in the Lease within one hundred twenty (120) days from the date of execution of this First Amendment to Lease.

3. Either of the Banking regulators fail or refuse to grant consent to Tenant to open and operate in the Temporary Facility as provided in paragraph A.6. above.

C. Except as modified and amended by this First Amendment to Lease, which is integrated into and made a part of the Lease, all other covenants, terms and provisions of the Lease and related Riders remain unchanged and in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have executed this First Amendment to Lease this 24th day of January, 1997.

LANDLORD: VILLA ENCINITAS PLAZA, LTD.
a California Limited Partnership

By: ______________________
Its Authorized Agent

TENANT: SOUTHWEST COMMUNITY BANK
(In Organization)

By: ______________________ CHAIRMAN
Title

LANDLORD: VILLA ENCINITAS PLAZA, LTD.
a California Limited Partnership

By: ______________________
Robert C. Scharbarth, General Partner

Date: 3-10-97

#3C

SECOND AMENDMENT TO LEASE

THIS SECOND AMENDMENT TO LEASE MODIFIES AND AMENDS THAT CERTAIN LEASE BETWEEN SOUTHWEST COMMUNITY BANK AS "TENANT", AND VILLA ENCINITAS PLAZA, LTD., A CALIFORNIA LIMITED PARTNERSHIP, AS "LANDLORD", BEARING AN EFFECTIVE DATE OF OCTOBER 17, 1996, AS AMENDED BY THE FIRST AMENDMENT TO LEASE DATED MARCH 10, 1997, (HEREINAFTER THE "LEASE") AS FOLLOWS:

Section 1.04. Section 1.04, as previously modified in Rider #4, is amended to add the following property as part of the "Premises":

An area totaling approximately 1000 square feet in the existing parking lot as outlined on Exhibit "A-1" attached hereto and incorporated herein by this reference as though set forth in full (the Additional Space").

Section 1.06 and Section 18.20 in Rider #1. Section 1.06 and Section 18.20 in Rider #1 are amended by adding the following in its entirety:

b. The Additional Space shall be used by Tenant for installation and maintenance of a drive-up/drive-through Automatic Teller Machine ("ATM") and related facilities. The facilities in the Additional Space shall be constructed by Tenant at Tenant's sole expense in accordance with plans and specifications to be submitted to and approved in writing by Landlord. It is provided that Landlord shall not unreasonably withhold or delay such written approval, which shall be provided within ten (10) days of receipt of the construction plans and specifications as approved by the City of Encinitas. The plans shall include electrical, lighting, and landscape; furthermore, the electrical plans shall comply with AB244 requirements. Landlord acknowledges that it has received and approved all construction plans and specifications.

   It is understood that the construction costs shall include a fifty percent (50%) prorata share of the cost of one new trash enclosure to be built behind Passage To India restaurant. In addition, the design and materials of the roof tiles shall match the existing center roofs. The Tenant shall notify Landlord within 48 hours of the date of construction of the roof so Landlord's representative can be on-site to approve the design and application of said roof tile. The design, appearance, and landscaping of the ATM shall conform to the architecture appearance of the center.

c. Landlord shall cooperate with Tenant in promptly obtaining any required governmental approvals or authorizations and Landlord shall provide any approvals or consents of its lenders or other Tenants if needed.

d. If any required governmental approvals are not obtained within 45 days from the date of this Amendment, Tenant shall have the right in its sole discretion to cancel and terminate this Second Amendment to Lease.

e. If, as a result of Tenant's use and occupancy of the premises of the making of any alterations, additions, or improvements therein, any additions, alterations, or improvements shall be required to be made by Landlord to the additional space to comply with any requirement of Assembly Bill 244 and all regulations issued hereunder, Tenant shall be responsible to effect such compliance. Tenant shall have the right and option to either cause such work to be performed at its sole expense, with Landlords approval, or to approve the scope, cost and terms of alterations proposed for contract by Landlord prior to becoming obligated for any reimbursement.

f. Within ten (10) days after receipt by Tenant, Tenant shall advise Landlord in writing and provide Landlord with copies of (if applicable):

   (i) any notices alleging violations of AB244;
   (ii) any notices of claims made or threatened in writing regarding noncompliance with AB244;

(iii) any notices of any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with AB244 as same relate to all or any portion of the Premises.

Section 1.11 (b).

(b) As and for minimum rent for the Additional Space, Tenant shall pay to Landlord the fixed sum of Eight Hundred Dollars ($800.00) per month on or before the first day of each calendar month commencing with the first calendar month after completion of Tenant's improvements to and commencement of the drive-up/drive-through ATM operations on the Additional Space and continuing throughout the initial term of the Lease.

Section 1.11 (c). A new Section 1.11 (c) is added to read in its entirety as follows:

(c) Upon exercise by Tenant of its option to renew the Lease, rent for the additional space shall be increased to a fixed monthly minimum rental of Nine Hundred Dollars ($900.00) per month and the term shall be extended to be co-extensive and co-terminus with the term of the Lease for the space occupied by the Bank.

Except as modified and amended by this Second Amendment to Lease, which is integrated into and made a part of the Lease, all other covenants, terms and provisions of the Lease and related Riders remain unchanged and in full force and effect.

IN WITNESS THEREOF, Landlord and Tenant have executed this Second Amendment to Lease this 26th day of October 1999.

LANDLORD:

VILLA ENCINITAS PLAZA, LTD.
A California Limited Partnership

By: [signature]
Robert C. Scharbarth
Its General Partner

TENANT:

SOUTHWEST COMMUNITY BANK

By: [signature]
Frank J. Mercardante
Its President and Chief Executive Officer

San Leandro

CHAMBERLIN ASSOCIATES

STANDARD MULTI-TENANT NET LEASE

1.0	**SUMMARY OF TERMS**	
1.1	**DATE**	This lease is dated for reference purposes only: October 21, 2002 10/21/2002
1.2	**PARTIES AND NOTICE ADDRESSES** (Section 2.1)	LANDLORD: Chamberlin Properties I Limited Partnership 5880 West Las Positas Boulevard, Suite 51 Pleasanton, CA. 94588-8552 TENANT: Financial Data Solutions, Inc. d.b.a.: ADDRESS: P.O. Box 1849 CITY: Temecula STATE: CA ZIP: 92593 After the Commencement Date, Tenant's address shall be the Premises.
1.3	**PREMISES** (Section 2.1)	APPROXIMATE RENTABLE SQUARE FEET: 4916 SUITE 260
1.4	**BUILDING** (Section 2.1)	B 2235 Polvorosa Avenue San Leandro, CA 94577
1.5	(a) **COMMENCEMENT DATE** (Section 3.1)	January 15, 2003 1/15/2003
	(b) **EXPIRATION DATE**	January 14, 2010 1/14/2010
1.6	**TERM** (Section 3.1)	84 Months: Eighty Four
1.7	**RENT**	
	(a) **MINIMUM MONTHLY RENT** (Section 5.1)	$5,014.50 FiveThousand Fourteen Dollars and 50/100
	(b) **RENT ADJUSTMENT DATES** (Section 5.2)	See Addendum to Lease
	(c) **ADJUSTMENT BASIS**	See Addendum to Lease
	(d) **ADVANCE RENT**	None
1.8	**OPERATING EXPENSE PAYMENT / MONTH** (Section 6.1)	$1,198.03 One Thousand One Hundred Ninety Eight 03/100
1.9	**SECURITY DEPOSIT** (Section 22)	$30,014.50 Thirty Thousand Fourteen Dollars and 50/100
1.10	**USE** (Section 4.1)	Premises used solely for: See Addendum to Lease
1.11	**TENANT'S PRO RATA %** (Section 6.1)	5.3300% (Ratio of rentable square footage in the Premises to rentable area in the property)
	PRO RATA BASIS	Based upon rentable area of 92,250 square feet.
1.12	**CONTENTS**	This lease consists of pages 1 through: 12 Sections 1 through: 22 Addendum: One, Sections 23 thru 42 Exhibits: A thru C

LANDLORD:
Chamberlin Properties I Limited Partnership
By: Chamberlin Associates, Inc. its General Partner
5880 West Las Positas Boulevard, Suite 51
Pleasanton, CA. 94588-8552

BY: [signature]
Scott W. Graeser

TENANT:
Financial Data Solutions, Inc.
P.O. Box 1849
Temecula, CA 92593

BY: [signature]
Fred Mirzaian
(Print Name)

KPHD4253.00
FormLease v.4

SUMMARY OF EXHIBITS AND AMENDMENTS TO LEASE FORM

EXHIBIT A - *PLOT OR FLOOR PLAN*
EXHIBIT B - PLANS AND SPECIFICATIONS
EXHIBIT C - RULES AND REGULATIONS

The above terms are incorporated in this lease as indicated above and referenced herein.

2.0 PREMISES

2.1 **Description.** Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises (the agreed Premises are defined in Section 1.3 and Exhibit A), together with the right, in common with other occupants of the Building (Section 1.4), to use the common areas (Section 6.4.3). The Premises and the Building are located on the Property (Exhibit A).

2.2 **Improvements.** The Premises shall be completed in a good and workmanlike manner in accordance with the Plans (Exhibit B).

3.0 TERM

3.1 **Period; Commencement.** The Term of this Lease shall commence on the date specified in Section 1.5, and shall be for the Term specified in Section 1.6, plus any partial month at the commencement of the term. If the date of substantial completion of the Premises is delayed as a result of changes requested by Tenant, the Term of the Lease shall commence as if the Premises were substantially complete on the originally scheduled date. If the Premises are not delivered to Tenant by the Commencement Date due to a delay caused by Landlord or its contractor, this Lease shall not be void or voidable, nor shall Landlord be liable for any loss or damage resulting therefrom, and the Commencement Date shall be delayed until Landlord can deliver possession.

4.0 USE

4.1 **Authorized.** The Premises may be used and occupied only for the purposes specified in Section 1.10 hereof, and for no other purpose or purposes.

4.2 **Compliance.** Tenant accepts the Premises by its occupancy and subject to all applicable laws, ordinances, rules, regulations, orders, restrictions of record, and requirements in effect during the Term regulating the Premises, with which Tenant shall comply at its sole cost as they relate to Tenant's use of the Premises or to improvements, alterations or installations made to the Premises by or for Tenant, or to the operation of Tenant's business. Landlord makes no warranty that Tenant's use of the Premises complies with the zoning applicable to the Premises.

4.3 **Restricted Activities.** Tenant shall not cause or permit the escape, disposal or release of any biologically or chemically active or other hazardous substances or materials. Tenant shall not allow the storage or use of such substances or materials in any manner not sanctioned by law or by the highest standards prevailing in the industry for the storage and use of such substances. The term "hazardous substances and materials" shall include, without limitation, those described in or regulated by any federal, state or local laws, regulations or authorities. If any lender or governmental agency shall ever require testing to ascertain whether or not there has been any release of hazardous substances or materials, then the reasonable costs thereof shall be reimbursed by Tenant to Landlord upon demand as additional rent if such requirement applies to the Premises and/or the Property and such release was caused or permitted by Tenant. In addition, Tenant shall execute affidavits, certificates and the like from time to time at Landlord's request concerning Tenant's best knowledge and belief regarding the presence of hazardous substances or materials on the Premises. In all events, Tenant shall indemnify Landlord in the manner provided in Section 11.1 of this Lease from any release of hazardous substances and/or materials on the Premises occurring while Tenant is in possession, or occurring upon the common areas or elsewhere, if caused by Tenant or persons acting under Tenant. If at any time during or after the Term of this Lease, as it may be extended, Tenant becomes aware of any inquiry, investigation, or proceeding by any governmental agency related to hazardous materials on or about the Premises or the Property, Tenant shall within five (5) days after first learning of such inquiry, investigation or proceeding give Landlord written notice of same. This section shall survive the expiration or earlier termination of the Lease.

5.0 RENTS

5.1 **Amount; Payment.** Tenant shall pay to Landlord at the place designated in Section 1.2, or at such place as Landlord may otherwise designate, without deduction, offset, counterclaim, prior notice or demand, as Minimum Monthly Rent for the Premises, the amount specified in Section 1.7. All such Rent payments shall be payable in advance on the first day of each month during the Lease Term.

5.2 **Adjustment.** The Minimum Monthly Rent in effect immediately prior to the Adjustment Date(s) specified in Section 1.7 shall be adjusted at each Adjustment Date as provided in Section 1.7. If Section 1.7 specifies adjustments with reference to the CPI, then the Minimum Monthly Rent shall be adjusted at each Adjustment Date specified in Section 1.7 in the same percentage proportion that the United States Bureau of Labor Statistics Consumer Price Index (All Urban Consumers, All Items, San Francisco Bay Area) last published sixty days prior to each such Adjustment Date has increased over the Index last published sixty days prior to the later of the commencement of the Lease Term or the last Adjustment Date. In no event shall the rent be less than that in effect prior to any such adjustment. If the Index is discontinued or revised, such other government index will be substituted in order to obtain substantially the same result as would be obtained using the original Index.

6.0 OPERATING EXPENSES

6.1 **Payment.** Tenant shall pay as additional rent the amount set forth in Section 1.8 (which may be revised from time to time) which is Tenant's monthly pro rata share of the estimated operating expenses (Sections 6.2 - 6.5) for the Property from the date of occupancy or from the commencement of this Lease, whichever date shall first occur. Landlord shall provide Tenant with a statement of the actual amount of such expenses within 120 days following the end of each calendar year. Tenant shall pay to Landlord the amount by which Tenant's share of the actual expenses exceeds Tenant's operating expense payments for such year and any excess amounts paid by Tenant shall be credited to reduce Tenant's payments for the next ensuing period, or paid to Tenant if the Lease Term has expired.

6.2 **Taxes**. Tenant shall pay its pro rata share of all taxes, which shall include any form of assessment, license, fee, commercial rental tax, levy, penalty or tax (other than net income, franchise, inheritance or estate taxes) imposed by any authority having the power to tax or levy assessments on the Property and the reasonable cost of contesting any tax assessment, whether such tax is (i) upon any legal or equitable interest of Landlord in the Building or Property; (ii) upon this Lease, the rent payable hereunder or the value thereof; (iii) with respect to any right to occupancy, use, leasing, operation, management, maintenance, alteration, or repair of the Premises, the Building, or the Property; or (iv) imposed in substitution for, or in addition to, existing or additional taxes against any part of the Property whether or not now customary or within the contemplation of the parties. If it shall not be lawful for Tenant to reimburse Landlord for any of the taxes covered by this Article, the Minimum Monthly Rent payable to Landlord under the terms of this Lease shall be increased by the amount of the portion allocable to Tenant so as to net to Landlord the amount which would have been received by Landlord if such tax had not been imposed. Tenant shall pay prior to delinquency all taxes assessed against and levied upon its trade fixtures, furnishings, equipment, and other personal property, and any increase in real property taxes resulting from any alterations or tenant improvements placed in the Premises.

6.3 **Insurance.**

6.3.1 **Property.** Tenant shall pay its pro rata share of the cost of "all risk" property insurance (including, at Landlord's option, earthquake and flood coverage, inflation endorsement, and sprinkler leakage endorsement) covering the full replacement cost of the Building and the Premises, excluding coverage of all Tenant's personal property on or in the Premises, but including any tenant improvements. Such insurance shall include a lender's loss payable endorsement in favor of Landlord's lender. Tenant agrees not to do anything or fail to do anything which will increase the cost of such insurance or which will prevent Landlord from procuring policies satisfactory to Landlord. Tenant shall pay any increases in insurance premiums resulting from the nature of Tenant's occupancy or any act or omission of Tenant.

6.3.2 **Tenant's Obligation.** Tenant shall maintain in full force and effect at all times during the term of the Lease, at its own expense, for the protection of Tenant and Landlord, as their interests may appear, "all risk" property insurance on Tenant's personal property located in, and any alterations to, the Premises in the amount of the replacement cost thereof, and comprehensive general liability insurance in an amount not less than $1,000,000 combined single limit for both bodily injury and property damage, insuring Landlord and Tenant against any liability arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. The limits of said insurance shall not, however, limit the liability of Tenant hereunder.

6.3.3 **Terms.** All insurance policies required to be carried by Tenant hereunder shall conform to the following requirements: (a) each policy, at Landlord's request, shall carry a lender's loss payee endorsement in favor of Landlord's lender; (b) an executed copy of each insurance policy, including renewals, or a certificate thereof, shall be delivered to Landlord; (c) each policy shall require that Landlord be notified in writing by the insurer at least thirty (30) days prior to any cancellation or expiration of such policy, or any reduction in the amounts of insurance carried; (d) each policy shall be primary, not contributing with any insurance which Landlord may carry; (e) all liability insurance shall state that Landlord is entitled to recovery for the negligence of Tenant even though Landlord is an additional insured.

6.3.4 **Waiver.** Each of the parties hereto hereby releases the other, to the extent of the releasing party's insurance coverage, from any and all liability for any loss or damage covered by such insurance which may be inflicted upon the property of such party even if such loss or damage shall be brought about by the fault or negligence of the other party, its agents or employees; provided, however, that this release shall be effective only with respect to loss or damage occurring during such time as the appropriate policy of insurance shall contain a clause to the effect that this release shall not affect said policy or the right of the insured to recover thereunder. If any policy does not permit such a waiver, and if the party to benefit therefrom requests that such a waiver be obtained, the other party agrees to obtain an endorsement to its insurance policies permitting such waiver of subrogation if it is available. If an additional premium is charged for such waiver, the party benefiting therefrom agrees to pay the amount of such additional premium promptly upon being billed therefor.

6.4 **Repairs and Maintenance; Common Areas; Building Management.**

6.4.1 **Landlord's Expense.** Landlord, at its sole expense, shall make all necessary repairs to the footings, foundations, structural steel columns and girders forming a part of the Premises upon receipt of written notice of the need for such repair.

6.4.2 **Tenant's Expense.** Landlord, at Tenant's sole expense, shall maintain the HVAC systems appurtenant to the Premises, which maintenance shall be performed in accordance with manufacturer's recommendations.

6.4.3 **Operating Expense.** Landlord, as an operating expense of which Tenant shall pay its pro rata share, shall make all necessary repairs to the roof, walls, exterior portions of the Premises and the Building, utility lines, equipment and other facilities in the Building which serve more than one tenant, and to any common areas upon receipt of written notice of the need for such repair. "Common areas" means all areas and facilities outside the Premises, within the Property, that are provided by Landlord for the use of tenants in the Property, including, without limitation, driveways, parking areas, sidewalks, and landscaped areas. Landlord shall keep and maintain all common areas of the Property and any paved areas adjoining the Property in a clean and orderly condition. Landlord reserves the right to make alterations thereto from time to time. Operating expenses shall include (i) all sums expended by Landlord for the supervision, maintenance, repair, replacement and operation of the common areas, and a reasonable management and administrative fee, and (ii) any costs of capital improvements made by Landlord to the Building for the purpose of reducing operating expenses or that are required by any governmental authority after the original construction of the Building. The portion of such capital costs to be included each year as an operating expense shall be that fraction allocable to the year in question calculated by amortizing over the reasonable useful life of such improvement, as determined by Landlord, with interest on the unamortized balance at the rate paid by Landlord for funds borrowed for the purpose of constructing such improvements, but in no event to exceed the highest rate permissible by law. Operating expenses for any year during which the Building is not substantially fully occupied shall be calculated by projection as if the Building were so occupied during the entire year.

6.4.4 **Tenant's Obligation.** Tenant, at its sole expense, shall maintain the Premises in good order and condition, promptly make all repairs necessary to maintain such condition, and repair any damage to the Premises and the Property caused by Tenant or its Agents, except as specifically otherwise provided above. All repairs made by Tenant shall utilize materials and equipment which are comparable to those originally used in constructing the Premises. Because this Lease contains the entire agreement of the parties for maintenance of the Premises, the parties agree that statutory provisions pertaining to maintenance of leased property shall not be applicable to this Lease, and Landlord and Tenant waive their rights under such provisions. Tenant accepts all existing phone and communications cable in its existing, "as is" condition, and Tenant shall be responsible at its sole cost for the installation, maintenance and repair of any phone, data or other communications cable from the Building phone room (or, for multiple-Building properties, from the demarcation point supplied by the local regulated public utility) to and within the Premises. Any alterations, installations or modifications of such cable shall be subject to the provisions of this Lease, including Articles 7 and 8.

6.4.5 **Changes.** Landlord shall have the right to close temporarily, and make changes to, any of the common areas. If Landlord determines that the efficient leasing or operation of the Building or the Property requires relocation of Tenant's premises to another part of the Building or Property, Landlord shall have the right upon no less than sixty days notice to Tenant, to so relocate Tenant, provided that such substitute premises shall be substantially comparable to the Premises. Landlord shall pay Tenant's reasonable relocation expenses, and the terms of this Lease shall otherwise remain unchanged.

6.5 **Utilities.** Tenant shall pay for water, gas, heat, sewer, power, telephone services and any other utility supplied to or consumed in or on the Premises. If any utility services are not separately metered, Tenant shall pay its pro rata share of the cost of such service. Landlord shall not be responsible or liable for any interruption in utility service, nor shall such interruption affect the continuation or validity of this Lease.

7.0 ALTERATIONS, ADDITIONS AND FIXTURES

7.1 **Installation and Removal.** Subject to Article 8, Tenant shall have the right to install its trade fixtures in the Premises during the term of this Lease; provided, however, that no such installation or removal thereof shall affect the structural portion of the Premises and that Tenant shall repair any damage to the Premises or the Property caused by the installation, use or removal of any of Tenant's furniture, fixtures, equipment or other property.

7.2 **Tenant's Rights.** Except for nonstructural changes which do not exceed $5,000, Tenant shall not make or permit to be made any alterations or improvements to the Premises without Landlord's prior written consent. In making any alterations or improvements of any magnitude or cost whatsoever, Tenant shall comply with Article 8 and shall not disturb other occupants of the Building or the Property. Further, Tenant at its sole cost shall comply with all laws, codes and regulations (including the Americans with Disabilities Act and all other accessibility laws and regulations) relating to any alterations or improvements, including obtaining any necessary permits, and, upon completion, shall provide Landlord with as-built plans detailing such alterations and improvements, together with a certificate of occupancy or the comparable municipal approval (such as a signed-off building permit) issued upon completion and approval of alterations and improvements in the municipality. All alterations and improvements to the Premises which are made by Tenant shall be the property of Tenant until the expiration or earlier termination of this Lease; at that time all such alterations and improvements shall remain on the Premises and become the property of Landlord without payment therefor, unless Landlord gives written notice to Tenant to remove the same, in which event Tenant shall remove such alterations and improvements and repair any damage resulting therefrom. Tenant's removable trade fixtures shall be and remain Tenant's property, and shall be removed by Tenant from the Premises, at Tenant's sole cost, on or before the expiration or earlier termination of this Lease.

8.0 MECHANIC'S LIENS

8.1 **Tenant's Obligations.** Tenant shall give Landlord ten (10) days written notice prior to the commencement of work in the Premises so that Landlord may post notices of nonresponsibility. Such notice shall include a copy of Tenant's plans and specifications and any necessary permits for the work. Tenant shall keep the Premises and the Property free and clear of any liens arising out of work done by or for Tenant. Should any such lien or notice of lien be filed, Tenant shall bond against or discharge the same within fifteen (15) days after such filing.

9.0 ENTRY BY LANDLORD

9.1 **Landlord's Rights.** Tenant shall permit Landlord, its lenders, and their Agents to enter the Premises at all reasonable times for the purpose of inspection, maintenance, making repairs, alterations or additions to any portion of the Building, conducting environmental audits (including review of Tenant's records relating to hazardous materials), serving or posting notices as well as to exhibit the Premises for sale, mortgage or lease, and, during the last one hundred eighty (180) days prior to the expiration of this Lease, placing "For Lease" signs, without any rebate of Rent and without any liability to Tenant for any loss of occupation or quiet enjoyment thereby occasioned. Landlord shall make reasonable efforts to minimize any inconvenience to Tenant in exercising the foregoing rights. This Section in no way affects the parties' maintenance obligations.

10.0 DAMAGE BY FIRE OR OTHER CASUALTY

10.1 **Repair; Landlord's Right to Terminate.** If the Premises or Building shall be damaged or destroyed by fire or other casualty, Tenant shall promptly notify Landlord, and Landlord, subject to any mortgagee's consent and to the conditions set forth in this Article 10, shall repair such damage and restore the Premises to substantially the same condition in which they were immediately prior to such damage or destruction. Landlord's restoration shall not include the repair, restoration or replacement of Tenant's fixtures, improvements, alterations, furniture or any other of its property. All statutory or common law rights of termination with respect to the destruction of leased premises shall not be applicable to this Lease. If a casualty occurs during the last 12 months of the Term or any extension thereof, Landlord may cancel this Lease unless Tenant has the right to extend the term for at least three more years and does so within 30 days after the date of the casualty. If in Landlord's opinion the net insurance proceeds will not be adequate to complete such restoration, Landlord may terminate this Lease by giving Tenant written notice which specifies a termination date no less than ten (10) days after its transmission.

10.2 **Tenant's Right to Terminate.** Landlord within thirty (30) days after the date of destruction shall notify Tenant if the Premises cannot be fully repaired within one hundred fifty (150) days after the date of destruction. In such event Tenant may terminate this Lease as of the 40th day after the date of destruction by giving Landlord written notice within ten (10) days after Tenant's receipt of Landlord's notice.

10.3 **Rent Abatement.** The Minimum Monthly Rent shall abate during any period when there is substantial interference with Tenant's use of the Premises (in proportion to the unusable area), commencing with the damage or destruction and ending upon substantial completion by Landlord of the repair or reconstruction of the Premises. Tenant shall not be entitled to any compensation or damages from Landlord for loss of use of the Premises, damage to Tenant's personal property or any inconvenience occasioned by such damage, repair or restoration.

11.0 INDEMNIFICATION OF LANDLORD

11.1 **Tenant's Obligations.** Subject to Paragraph 6.3.4 above, Tenant shall hold harmless, indemnify, and defend Landlord against all claims, actions, damages, liability and expense (including, without limitation, fees of attorneys, investigators and experts) in connection with loss of life, personal injury or damage to property in or about the Premises or arising out of the occupancy or use by Tenant of the Premises or occasioned wholly or in part by any act or omission of Tenant or its employees, agents, contractors, licensees, or invitees ("Agents"), unless such loss, injury or damage was caused by the negligence of Landlord or its agents. Without limiting the foregoing, Tenant will forever release and hold Landlord and its Agents harmless from all claims arising out of damage to Tenant's property unless such damage occurs as a result of Landlord's failure to make repairs after having received written notice of the need for such repair. In no event shall Landlord be liable to Tenant for any indirect or consequential damages, including without limitation any claims for lost profits or business opportunities, arising from any cause whatsoever, including without limitation any negligence of Landlord.

12.0 CONDEMNATION

12.1 **Permanent Taking.** If (i) all of the Premises are covered by a condemnation, (ii) any part of the Premises is covered by a condemnation and the remainder thereof is insufficient for the reasonable operation therein of Tenant's business, or (iii) any of the Property is covered by a condemnation and, in Landlord's opinion, it would be impractical to restore the remainder thereof, then this Lease shall terminate and all obligations hereunder shall cease as of the date upon which possession is taken by the condemnor. If there is a condemnation and this Lease has not been terminated pursuant to this Section, the obligations of Landlord and Tenant shall be unaffected by such condemnation except that Rent shall abate in proportion to the area, if any, of the Premises covered by such condemnation. Statutory provisions with respect to termination upon a partial taking of leased premises shall not be applicable to this Lease.

12.2 **Award.** In the event of a condemnation affecting Tenant, Tenant shall have the right to make a separate claim against the condemnor to the extent that such claim does not reduce the sums otherwise payable by the condemnor to Landlord. Except as aforesaid, Tenant hereby assigns to Landlord all other claims against the condemnor.

12.3 **Temporary Taking.** No temporary taking of the Premises shall terminate this Lease or give Tenant any right to any abatement of Rent. Any award made to Tenant by reason of such temporary taking shall belong entirely to Tenant and the Landlord shall not be entitled to share therein.

13.0 QUIET ENJOYMENT

13.1 **Tenant's Rights.** Landlord covenants that Tenant, upon performing the terms, conditions and covenants of this Lease shall have quiet and peaceful possession of the Premises as against any person claiming the same by, through or under Landlord, subject, however, to the exceptions, reservations and conditions of this Lease.

14.0 ASSIGNMENT AND SUBLETTING

14.1 **Limitation.** Tenant shall not transfer this Lease, voluntarily or by operation of law, without the prior written consent of Landlord, which consent shall not be unreasonably withheld. "Transfer" shall include any sublease, assignment, license or concession agreement, change in ownership of Tenant, mortgage or hypothecation of this Lease or Tenant's interest therein or in all or a portion of the Premises. Notwithstanding the above, Landlord shall not consent to any transfer which provides for a rental or other payment based in whole or in part on the net income or profits derived by the user or occupant of the Premises from its use or occupancy of the Premises (other than an amount based on a fixed percentage or percentages of receipts or sales). A consent to one transfer shall not be deemed to be a consent to any subsequent transfer. Any transfer without Landlord's consent shall be void at the option of Landlord, and Landlord may exercise any or all of its rights under Article 17 hereof.

14.2 **Offer to Landlord.** Tenant acknowledges that the terms of this Lease, including Rent, have been based on the understanding that Tenant shall physically occupy the Premises for the entire Term. Therefore, upon Tenant's request to transfer all or a portion of the Premises, Landlord shall be entitled to sublease from Tenant for Landlord's own account the portion of the Premises proposed to be transferred by Tenant, upon the same terms as those proposed but otherwise upon the form of this Lease. If Landlord so subleases for its own account, Landlord shall have the further right to transfer the Premises to any person, including without limitation other tenants in the Building, and Tenant shall be relieved of any liability with respect to such portion of the Premises so subleased by Landlord until the term of such sublease expires or is terminated.

14.3 **Conditions.** Notwithstanding the above, the following shall apply to any proposed transfer:

(a) No transfer shall relieve Tenant of its obligation to pay Rent and to perform all other obligations to be performed by Tenant hereunder. The acceptance of rent by Landlord from any person shall not be deemed to be a waiver by Landlord of any provision of this Lease or to be a consent to any transfer.

(b) Any consideration received by Tenant as a result of a sublease or assignment which exceeds the total sums which Tenant is obligated to pay Landlord under this Lease, or the prorated portion thereof if only a portion of the Premises is transferred, shall be payable to Landlord as additional rent under this Lease without affecting or reducing any other obligation of the Tenant hereunder.

(c) Each transfer to which Landlord has consented shall be by an instrument in writing in a form satisfactory to Landlord, and shall be executed by Tenant and the transferee. Tenant shall reimburse Landlord for Landlord's reasonable costs and attorneys' fees incurred in conjunction with the processing and documentation of any such requested transfer.

15.0 SUBORDINATION; ESTOPPEL CERTIFICATES

15.1 **Subordination.** This Lease shall, unless otherwise elected by Landlord's first mortgagee, lender, or ground lessor, be subordinate to any ground lease, mortgage, deed of trust, or any other hypothecation for security (collectively, a "Security Instrument") now or hereafter placed upon the Property and to any and all advances made on the security thereof and to all modifications, replacements and extensions thereof. Notwithstanding any such subordination, Landlord shall exercise reasonable efforts to preserve Tenant's right to quiet possession of the Premises so long as Tenant is not in default under this Lease, unless this Lease is otherwise terminated pursuant to its terms. This Lease shall, at the election of Landlord's first mortgagee, lender or ground lessor, be superior to any such Security Instrument. In any event, Tenant shall execute any documents required to effectuate the subordination of this Lease or any Security Instrument within ten (10) days after written request. Tenant shall attorn to any purchaser at any foreclosure sale, or to any grantee or transferee designated in any deed given in lieu of foreclosure.

15.2 **Condition of Lease.** Within ten (10) days after request therefor by Landlord, Tenant shall provide a written statement acknowledging the commencement and termination dates of this Lease, that it is in full force and effect, has not been modified (or if it has, stating such modifications), and providing any other pertinent information as Landlord reasonably requests.

15.3 **Tenant's Failure.** If Tenant fails to execute any of the above referenced documents within the time required, then Tenant hereby irrevocably appoints Landlord as Tenant's attorney in fact to execute such documents on Tenant's behalf, and all statements made in such documents shall be deemed true and binding upon Tenant. Tenant understands that its failure to execute such documents may cause Landlord serious financial damage by causing the failure of a financing or sale transaction. Failure to comply with this Article shall be a material breach of this Lease by Tenant, giving Landlord the right to recover damages in addition to the remedies set forth in Article 17.

15.4 **Financial Statements.** If Landlord desires to finance, refinance or sell the Premises, or any part thereof, or the Building, Tenant hereby agrees to deliver to the person designated by Landlord such financial statements of Tenant as may be reasonably required by such person.

16.0 SURRENDER AND HOLDOVER

16.1 **Condition at End of Term.** Subject to the terms of Articles 7 and 10, at the expiration or earlier termination of the Term, Tenant shall promptly yield up, in the same condition, order and repair in which they are required to be kept during the Term, the Premises and all alterations thereto, and all fixtures and equipment servicing the Building, ordinary wear and tear excepted.

16.2 **Holdover Terms.** If Tenant, or any person claiming through Tenant, shall continue to occupy the Premises after the expiration or earlier termination of the Term or any renewal thereof, such occupancy shall be deemed to be under a month-to-month tenancy under the same terms set forth in this Lease; except that the Minimum Monthly Rent during such continued occupancy shall be any amount which Landlord may specify in a written notice to Tenant. Notwithstanding the above, any holding over by Tenant without Landlord's prior written consent shall constitute a default hereunder and shall be subject to all the remedies set forth in Article 17.

17.0 DEFAULT AND REMEDIES UPON DEFAULT

17.1 **Events.** The occurrence of any of the following shall constitute a material default and breach of this lease by Tenant:

(a) Any failure by Tenant to pay Rent or to make any other payment required to be made by Tenant hereunder when due; provided, however, that Landlord shall exercise no remedies provided in Sections 17.2 and 17.3 unless Tenant fails to cure such default within three days after Landlord gives Tenant written notice of such default;

(b) The abandonment of the Premises by Tenant, which shall be conclusively presumed if the Premises remain unoccupied for more than ten (10) consecutive days, or the removal of Tenant's property therefrom other than in the ordinary course of business;

(c) A failure by Tenant to observe and perform any other provision of this Lease, where such failure continues for ten (10) days after written notice thereof by Landlord to Tenant; provided, however, that if the default cannot reasonably be cured within ten (10) days, Tenant shall not be deemed to be in default if Tenant shall, within such ten (10) day period, commence to cure and thereafter diligently prosecute the same to completion;

(d) Either (1) the appointment of a receiver (except a receiver appointed at Landlord's request) to take possession of all or substantially all of the assets of Tenant, or (2) a general assignment by Tenant for the benefit of creditors, or (3) any action taken by Tenant or by any other person against Tenant under any insolvency or bankruptcy act. In such event, Landlord may, at its option, declare this Lease terminated and forfeited by Tenant in a written notice to Tenant, and Landlord shall be entitled to immediate possession of the Premises.

Tenant agrees that any notice given by Landlord pursuant to this Section which is served in compliance with Article 21 of this Lease shall be adequate notice for the purpose of Landlord's exercise of the remedies specified in Section 17.2 or any other remedies provided by law. Therefore, any statutory provision relating to the manner of giving notice shall not be applicable to this Lease.

17.2 **Landlord's Rights.** In the event of any default by Tenant, Landlord, in addition to all other remedies provided by law or in equity, shall have the immediate option to terminate this Lease and all rights of Tenant hereunder by giving written notice of such intention to terminate. If Landlord shall elect to so terminate this Lease, Landlord may recover from Tenant all damages suffered by Landlord as a result of Tenant's default, including, but not limited to, the worth at the time of award (computed in accordance with paragraph (3) of Subdivision (a) of Section 1951.2 of the California Civil Code) of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of such Rent loss that Tenant proves could be reasonably avoided. If Landlord does not elect to terminate this Lease, Landlord may from time to time, without terminating this Lease, either recover all Rent as it becomes due or relet the Premises or any part thereof for such term and at such rent and upon such other terms and conditions as Landlord in its sole discretion may deem advisable with the right to make alterations and repairs to the Premises. Any rent received by Landlord from a reletting shall be applied to the payment of (a) any indebtedness other than Rent due hereunder; (b) the cost of such reletting; (c) the cost of any alterations and repairs to the Premises; (d) Rent due and unpaid hereunder; and (e) the residue, if any, shall be held by Landlord and applied in payment of future Rent as the same may become due and payable hereunder. If the rent received from such reletting is less than the Rent payable by Tenant, then Tenant shall pay such deficiency to Landlord immediately upon demand therefore by Landlord. Such deficiency shall be calculated and paid monthly. Tenant shall also pay to Landlord as soon as ascertained, any expenses incurred by Landlord which are not covered by the rent received from such reletting.

17.3 **Late Charge.** Tenant shall pay a late payment penalty equal to the greater of $100 or five percent (5%) of any amount owed to Landlord pursuant to this Lease which is not paid within five days after the date when due. After the second late payment by Tenant, Landlord may require Tenant to make advance payments of Rent on a quarterly basis or by certified check.

17.4 **Termination.** No re-entry or taking possession of the Premises or any other action under this Section shall be construed as an election to terminate this Lease unless a written notice of such intention be given to Tenant or unless the termination thereof be decreed by a Court of competent jurisdiction. Notwithstanding any reletting without termination by Landlord because of any default by Tenant, Landlord may at any time after such reletting elect to terminate this Lease for any such default.

17.5 **No Waiver.** No waiver by Landlord of any breach by Tenant shall be a waiver of any subsequent breach, nor shall any forbearance by Landlord to seek a remedy for any breach by Tenant be a waiver by Landlord of any rights and remedies with respect to such or any subsequent breach. Efforts by Landlord to mitigate the damages caused by Tenant's default in this Lease shall not constitute a waiver of Landlord's right to recover damages hereunder.

17.6 **Landlord's Cure of Tenant's Default.** Should Tenant fail to perform any obligation imposed by this Lease, Landlord may perform or contract for the performance of Tenant's obligation after having given Tenant reasonable notice of the failure(s) and a reasonable opportunity which in no case shall exceed ten (10) days to remedy the failure, and Tenant shall pay Landlord for all costs incurred in connection therewith. The exercise of one right or remedy by Landlord shall not in any way impair its right to any other right or remedy. Should Tenant consist of more than one person or entity, they shall be jointly and severally liable on this Lease.

17.7 **Waiver.** Tenant waives (for itself and all persons claiming under Tenant) any right of redemption or reinstatement of Tenant under any present or future case law or statutory provision (including Code of Civil Procedure Sections 473 and 1179 and Civil Code Section 3275) in the event Tenant is dispossessed from the Premises for any reason.

18.0 LIABILITY OF LANDLORD

18.1 **Landlord's Right to Cure; Limitations on Liability.** In the event of any actual or alleged failure, breach or default by Landlord hereunder pertaining to the Premises, the Building or the Property, Tenant shall give Landlord written notice thereof and Landlord shall not be deemed in default unless it fails to diligently commence to cure such default within 15 days after its receipt of such notice. Landlord's (which term includes Landlord's partners, co-venturers, co-tenants, officers, directors, employees, agents (including any property manager for the Property), or representatives, all of whom have the authority to act on Landlord's behalf) liability to Tenant for any such default shall be limited to its ownership interest in the Premises (or the Building, if applicable) or the proceeds of a public sale of such interest pursuant to foreclosure of a judgment against Landlord, plus any insurance proceeds actually received by Landlord with reference to the Property and not expended on the Property or to pay claims covered by such proceeds. Landlord shall not be liable for any deficiency beyond its interest in the Property and the amount of such insurance proceeds.

18.2 **Release or Transfer; Successor Liability.** If Landlord shall transfer its interest in the Building or the Premises, then from and after the effective date of the transfer, Landlord shall be released from all obligations under this Lease, except those already accrued. If Landlord transfers the Security Deposit to the transferee, Landlord shall be discharged from any further liability in reference thereto. Tenant acknowledges that any successor to Landlord's interest in the Property pursuant to sale or foreclosure under any deed of trust or mortgage shall not be bound by any agreement between Landlord and Tenant which has not been approved by the holder of such instrument, including without limitation any advance rents or security deposits paid by Tenant in excess of an amount equal to two month's Rent.

19.0 ATTORNEYS' FEES; JURY TRIAL

19.1 **Right to Recover.** If either party commences an action against the other party for a breach of this Lease, the prevailing party shall be entitled to recover from the losing party, costs of suit and reasonable attorneys' fees.

19.2 **Waiver of Jury Trial.** Landlord and Tenant hereby waive their respective right to trial by jury of any cause of action, claim, counterclaim or cross-complaint in any action, proceeding and/or hearing brought by either party on any matter arising out of, or connected with, this Lease, the relationship of Landlord and Tenant, Tenant's use or occupancy of the Premises, or any claim of injury or damage, or the enforcement of any remedy under any law, statute, or regulation now or hereafter in effect.

20.0 INTERPRETATION

20.1 **Captions.** The captions in this Lease are for convenience only and are not a part of this Lease and do not in any way define, limit, describe or amplify the terms and provisions of this Lease or the scope or intent thereof.

20.2 **Entire Agreement.** This Lease represents the entire agreement between the parties hereto and there are no collateral or oral agreements or understandings between Landlord and Tenant with respect to the Premises or the Property. No right, easements or licenses are acquired in the Property or any land adjacent to the Property by Tenant by implication or otherwise except as expressly set forth in the provisions of this Lease. Tenant agrees to make such changes to this Lease as are required by any mortgagee, provided such changes do not substantially affect Tenant's rights and obligations hereunder. This Lease shall not be modified in any manner except by an instrument in writing executed by the parties. The masculine (or neuter) pronoun, singular number, shall include the masculine, feminine and neuter genders and the singular and plural number.

20.3 **Exhibits.** Each writing or plan referred to herein as being attached hereto as an Exhibit or otherwise designated herein as an Exhibit hereto is hereby made a part hereof.

20.4 **Severability; Governing Law.** If any provision of this Lease shall be declared unenforceable in any respect, such unenforceability shall not affect any other provision of this Lease, and each such provision shall be deemed to be modified, if possible, in such a manner as to render it enforceable and to preserve to the extent possible the intent of the parties as set forth herein. This Lease shall be construed and enforced in accordance with the laws of the State of California.

20.5 **Authority.** If Tenant is a corporation, partnership or any other form of business association or entity, each individual executing this Lease on behalf of Tenant represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said entity in accordance with its corporate bylaws, statement of partnership, certificate of limited partnership or other appropriate organizational documents, as the case may be, and that this Lease is binding upon said entity in accordance with its terms. At the time of execution of this Lease, Tenant shall provide Landlord with corporate resolutions or other appropriate written authorization, in a form acceptable to Landlord, authorizing the execution, delivery and performance of this Lease. The failure of Tenant to deliver the same to Landlord within five (5) days of Landlord's request therefor shall be deemed a default under this Lease. (If more than one party comprises Tenant, then the obligations of such parties hereunder shall be joint and several.)

21.0 NOTICES

21.1 **Methods.** Any notice or other communication under this Lease by either party to the other shall be in writing and shall be deemed received if delivered personally or by private messenger service or if sent by certified mail, return receipt requested, postage prepaid, and addressed to the parties at the addresses specified in Section 1.2 hereof, or to such other places as Landlord and Tenant may from time to time designate by written notice to the other party.

22.0 SECURITY DEPOSIT

22.1 **Terms.** Tenant shall pay Landlord a Security Deposit in the amount specified in Section 1.9, which shall remain the sole and separate property of Landlord until actually repaid to Tenant (or at Landlord's option the last assignee, if any, of Tenant's interest), said amount not being earned by Tenant until all conditions precedent for its payment to Tenant have been fulfilled. Landlord shall not be required to keep said deposit separate from his general accounts, or pay interest, or other increment for its use. If Tenant fails to pay Rent or other charges when due hereunder, or otherwise defaults with respect to any provision of this Lease, Tenant shall not have earned the right to repayment of the Security Deposit to the extent Landlord has used all or a portion thereof for the payment of any amount in default or to compensate Landlord for any loss or damage which it may suffer by reason of Tenant's default. If Landlord uses all or any portion of the Security Deposit as provided above, Tenant shall within ten (10) days after written demand therefor pay Landlord an amount equal to that portion of the Security Deposit used by Landlord. This Security Deposit is not to be characterized as Rent until so applied in respect of a default by Tenant.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the 24th day of October, 2002.

LANDLORD: **Chamberlin Properties I Limited Partnership**
By: Chamberlin Associates, Inc.
its General Partner

By: [signature]
Scott Graeser, Vice President

TENANT: Financial Data Solutions Inc

By: [signature]
Fred Mirzaian, President

KPHD4253.00
FormLease v.4

ADDENDUM TO LEASE

This Addendum to Lease shall constitute part of that certain lease ("Lease") dated October 21, 2002 between Chamberlin Properties I Limited Partnership ("Landlord") and Financial Data Solutions, Inc. ("Tenant"), and the terms here shall for all purposes be deemed incorporated in the Lease and shall supersede any inconsistent provision in the printed form lease.

23. Section 5.2: Rents; Adjustments:
Paragraph 5.2 of the Lease is hereby deleted in its entirety. The Minimum Monthly Rent shall be paid by Tenant to Landlord as follows:

Months 1 - 12	$ 5,014.50
Months 13 - 24	$ 5,165.00
Months 25 - 36	$ 5,320.00
Months 37 - 48	$ 5,479.50
Months 49 - 60	$ 5,644.00
Months 61 – 72	$ 5,813.00
Months 73 – 84	$ 5,987.50

24. Signage:
Tenant shall be entitled to an identification sign using the Property's building standard design. The cost of the sign, its installation, maintenance and removal expense, shall be at Tenant's sole expense. At the expiration or earlier termination of this Lease, Tenant shall, at its sole cost, cause its signage to be removed and shall restore the area upon which such signage was affixed to the condition existing prior to installation, normal wear and tear excepted.

25. Parking:
Tenant and Landlord hereby acknowledge and agree that Tenant shall be entitled to one (1) non-exclusive parking space on the property for every two hundred fifty (250) square feet of space leased in the Building by Tenant. If necessary, parking needed by Tenant which exceeds the 11 spaces to which tenant is entitled must occur off the property on the public space. Tenant agrees not to overburden the parking facilities and to cooperate with Landlord and other tenants in the use of the parking facilities.

26. Security Deposit:
Section 22 of the Lease is hereby amended to permit Tenant to deliver a letter of credit in lieu of Twenty Five Thousand American Dollars ($25,000.00) of the cash security deposit. Not later than ten (10) business days after execution of this lease, Tenant shall deliver to Landlord an unconditional, irrevocable standby Letter of Credit in the amount of Twenty Five Thousand American Dollars ($25,000.00) drawable on a United States bank, issued by an institution reasonably acceptable to Landlord and in a form reasonably satisfactory to Landlord, which shall be payable to Landlord on Landlord's delivery to the issuer of Landlord's written demand. The institution issuing the letter of credit must be a bank or other institution reasonably acceptable to Landlord, which accepts deposits, maintains accounts, will negotiate a letter of credit, and whose deposits are insured by the FDIC. The letter of credit shall be held by Landlord as security for the faithful performance by Tenant of all the terms, covenants, and conditions of this Lease to be kept and performed by Tenant under the lease. The letter of credit shall not be mortgaged, assigned or encumbered in any manner whatsoever by Tenant without the prior written consent of Landlord. If Tenant defaults with respect to any provision of this lease, including, but not limited to, the provisions relating to the payment of rent, Landlord may, but shall not be required to, draw upon all or any portion of the letter of credit for payment of any rent or any other sum in default, or for the payment of any amount that Landlord may reasonably spend or may become obligated to spend by reason of Tenant's default, or to compensate Landlord for any other loss or damage that Landlord may suffer by reason of Tenant's default. Tenant shall obtain and present to Landlord a letter of credit which shall permit multiple and partial draws, and which shall provide that the letter of credit shall have a term and be maintained in full force and

effect for a period extending thirty (30) days beyond the expiration date of the initial (and any extended) term of this lease.

To the extent Tenant is permitted to replace the letter of credit from time to time as provided herein with a letter of credit of a lesser amount, Tenant shall provide to Landlord a replacement of the instrument and the existing letter of credit shall remain in full force and effect until Landlord is provided with the proper conforming replacement instrument as required hereby. Provided Tenant is not at the time Tenant proposes to replace the letter of intent as provided herein in default hereunder and has not at anytime during the lease term been in default beyond any provided grace period, Tenant shall have the right to provide Landlord with a replacement letter of credit, conforming with the terms and conditions of this paragraph, with the amount of the replacement letter of credit reduced to Fifteen Thousand American Dollars ($15,000.00) at the beginning of year 3, and, again, subject to the foregoing conditions, with the amount of the replacement letter of credit reduced to Five Thousand American Dollars ($5,000.00) at the beginning of year 5, maintained in that amount throughout the remaining term of the lease (as extended) and for a period of thirty (30) days after expiration thereof.

The use, application or retention of the letter of credit, or any portion thereof, by Landlord shall not prevent Landlord from exercising any other right or remedy provided by this lease or by law, it being intended that Landlord shall not first be required to proceed against the letter of credit and shall not operate as a limitation on any recovery to which Landlord may otherwise be entitled. If any portion of the letter of credit is drawn upon, Tenant shall, within ten (10) days after written demand therefore, either (i) deposit cash with Landlord (which cash shall be in an amount equivalent to the amount of the letter of credit then required under this lease, or (ii) reinstate the letter of credit to the amount then required under this lease.

27. Section 1.10: Use

The Premises shall be used solely for the following uses: general office; warehouse; data processing; electronic scanning, imaging and statement production; and for related support services to financial institutions.

28. Section 4.3: Restricted Activities

Section 4.3 is amended by:

(a) Inserting the following sentence after the first sentence of this section. "Landlord hereby represents and warrants that to the best of our knowledge, there are no hazardous materials currently present in the subject property."

(b) In Line 15 of the Section 4.3, insert the word "business" after the words "within five (5)" and prior to the words "days after first learning."

29. Section 6.1: Payment

Section 6.1 is amended by adding the following at the end thereof: "Management fees are determined as a percentage of gross rents. The percentage is established from local market rates for management fees. Upon reasonable advance written notice to Landlord, at least ten (10) business days in advance, Tenant shall be entitled to review the records of Landlord which substantiate the amount of operating expenses hereunder; provided, however, that any such review shall be conducted no more often than once in any calendar year, and Tenant shall pay Landlord's reasonable incidental expenses associated with Tenant's review of such records, if any. The amounts payable under this paragraph shall be appropriately adjusted on the basis of such review. If Tenant shall not request an audit in accordance with this subparagraph within ninety (90) days of receipt of Landlord's statement, such statement shall be conclusively binding upon Tenant. If Tenant employs an auditor, accountant, or other consultant to conduct such review, Tenant agrees that such auditor, accountant or consultant shall be subject to Landlord's reasonable approval, and shall not be engaged on a contingency fee basis. In the event that reported total operating expenses exceed audited total operating expenses by greater than 5%, Landlord will reimburse Tenant for the costs of the audit up to One Thousand American Dollars ($1,000.00). Any review and any results thereof shall be kept confidential."

30. Section 6.3.2: Tenant's Obligation
Section 6.3.2 is amended by adding the following at the end thereof: "Tenant may satisfy the foregoing insurance requirements in the form of a blanket insurance policy so long as Tenant provides Landlord with a certificate of insurance meeting the requirements stated in Section 6.3.3 of the Lease."

31. Section 6.4.3: Operating Expenses
Section 6.4.3 is amended by striking the phrase "for the purpose of" in sub item (ii), line ten (10) of the section, and replacing it with the phrase "that have the effect of".

32. Section 6.4.5: Changes
Section 6.4.5 is amended by deleting the second and third sentences.

33. Section 9.1: Landlord's Rights
Section 9.1 is amended by striking the phrase "at all reasonable times" in sentence one (1) and replacing it with the phrase "on reasonable notice during normal business hours, except in case of emergency, in which case no notice is required."

34. Section 11.1: Tenant's Obligation
Section 11.1 is amended by inserting the phrase "or willful act" after the word "negligence" and prior to the phrase "of Landlord or its agents." in line six (6) of the section.

35. Section 14.1 Limitation
Notwithstanding anything to the contrary in Section 14.1, Tenant shall have the right to assign the lease or sublet all or part of the Premises, without Landlord's consent, but with prior notice to Landlord, to a corporation with which it may merge or consolidate, or to a subsidiary entity, or the Tenant becoming a publicly traded company, or if a publicly traded company, any change in the stock ownership, or if a private company, any stock issuance pursuant to additional financing (all of which are Permitted Transfers), and provided further that said assignee's or sublessee's net worth both immediately prior to and immediately after the merger, consolidation, purchase, or stock issuance or trans fer shall equal or exceed that of Tenant and provided further that such assignment shall not affect or limit the liability of Tenant under the terms of this Lease. Any other assignment and subletting shall require Landlord's prior written consent, which shall not be unreasonably withheld or delayed. Upon any permitted assignment or subletting, all of the terms and conditions of the lease, including those pertaining to use of the premises, shall continue in full force and effect and shall remain binding upon Tenant and any such assignee or sublessee.

36. Section 14.2 Offer to Landlord
Section 14.2 is amended by:
(a) Striking sentence one (1) in its entirety
(b) Striking the phrase "Therefore," at the beginning of sentence two (2) and capitalizing the following word "upon".

37. Section 16.2 Holdover Terms
The following shall be added to the end of Section 16.2: "Notwithstanding the above, the Minimum Monthly Rent during the first thirty days of any such continued occupancy shall not exceed one hundred and twenty-five percent (125%) of the prior month's Minimum Monthly Rent."

38. Section 17.1 (b)
Section 17.1 (b) is amended by striking all text and replacing it with the following sentence. "If Tenant abandons the Premises for more than ten (10) consecutive days and fails to maintain the interior and exterior of the Premises in a clean and orderly manner or otherwise fails to maintains the Premises as required in the Lease."

39. Section 17.3: Late Charge
Section 17.3 is amended by inserting the phrase "(5) business" following the phrase "which is not paid within five" and prior to the phrase "days after the date when due." in sentence one (1) of the section.

40. *Section 21.1: Notices – Methods*
Section 21.1 is amended by inserting the phrase "within five (5) business days," after the phrase "or by private messenger service or".

41. Rules and Regulations
Item six (6) in Exhibit C – Rules and Regulations, is amended by replacing the first sentence with the sentence "Upon any alteration of existing locks or installation of new locks or bolts on any door at the premises, Tenant must notify and provide to Landlord copies of keys for all modified existing exterior locks or new exterior locks or bolts."

42. Options
Landlord hereby grants to Tenant one (1) option to renew the term of this Lease for an additional term of five (5) years, upon the then prevailing fair market value rent terms, provided that Tenant is not in default beyond any applicable cure period specified herein under this Lease at the time that the option is exercised, and at any time from Tenant's exercise of the option to the commencement date of the renewal term. This option must be exercised by written notice to Landlord no later than one hundred eighty (180) days prior to the expiration of the original Lease term, and an Amendment to Lease extending the Lease in accordance with this option must be executed by Tenant within forty five (45) days after such written notice to Landlord. If such Amendment to Lease has not been executed by Tenant within such forty five (45) day period, this option shall be terminated and of no further force and effect. The Minimum Monthly Rent shall be equal to the then fair market value rent for the Premises, and in no event shall the Minimum Monthly Rent be less than the Minimum Monthly Rent payable under this Lease for the last full calendar month prior to the commencement of the extended term. The Minimum Monthly Rent shall be increased by three percent annually during the extended term. Landlord shall have no responsibility for payment of any brokerage commission with respect to this option to extend, and Tenant shall indemnify, defend and hold Landlord harmless from and against any claims (and any expenses, including attorneys' fees, incurred by Landlord in connection therewith) made by any broker, agent or finder or other person claiming the right to a fee or compensation on account of dealings with Tenant in connection therewith. Tenant shall not indemnify, defend and hold Landlord harmless from and against any claims (and any expenses, including attorneys' fees, incurred by Landlord in connection therewith) made by any broker, agent or finder or other person hired by Landlord in connection therewith. The option granted in this paragraph shall be terminated and of no further force and effect if, at any time provided herein for exercise of the option by Tenant, any federal, state, or local law or regulation invalidates or modifies any provision of the option. The renewal option described in this Section 42 shall be personal to Tenant and may not be exercised or be assigned voluntarily or involuntarily by or to any person or entity other than the original Tenant or in connection with a Permitted Transfer under this Lease; and shall be exercisable by Tenant only if the original Tenant under this Lease or a Permitted Transferee is then in occupancy of the Premises described herein and the Lease is then in full force and effect.

LANDLORD'S INITIALS ______ TENANT'S INITIALS ______

El Monte

STANDARD FORM

MULTI-TENANT INDUSTRIAL LEASE
(MODIFIED GROSS)

LANDLORD: COPLEY BUSINESS PARK ASSOCIATES
A Massachusetts Limited Partnership

TENANT: FINANCIAL DATA SOLUTIONS, INC.
a California corporation

PROJECT: FLAIR COMMERCE CENTER

CITY, STATE: EL MONTE, CALIFORNIA 91731

DATE: NOVEMBER 14, 2000

STANDARD FORM MULTI-TENANT INDUSTRIAL LEASE
(MODIFIED GROSS)

TABLE OF CONTENTS

EXHIBITS



STANDARD FORM INDUSTRIAL LEASE
(MODIFIED GROSS)

BASIC LEASE TERMS.

a. DATE OF LEASE: November 14, 2000

b. **TENANT: FINANCIAL SOLUTIONS, INC. California Corporation**
Trade Name:
Address (Leased Premises): **9440 TELSTAR AVENUE, SUITE 6**
City, State Zip Code: **EL MONTE, CA 91731**
Building/Unit: 9440 #6

c. **LANDLORD: COPLEY BUSINESS PARK ASSOCIATES**
a Massachusetts Limited Partnership
Address For Rent: P.O. Box 60990, Los Angeles, CA 90060-0990
Address For Notices: Copley Business Park Associates
c/o Investment Development Services, Inc.,
888 West 6th Street, 9th Floor, Los Angeles, CA 90017

d. TENANTS PERMITTED USE OF PREMISES: General office, and operation of a computer data and business processing services, and related services.

e. PREMISES: Those Certain Premises Defined in Paragraph 2 Below.

f. PREMISES AREA: Approximately 5,152 Rentable Square Feet

g PROJECT AREA: Approximately 105,134 Rentable Square Feet

h. PREMISES PERCENT OF PROJECT: 4.90 % on a Rentable Square Foot Basis.

i. TERM: Commencement Date: February 1, 2001* Expiration Date: January 31, 2006
Number of Months: Sixty (60) months
*see Paragraph 37 of the Addendum

j. MONTHLY BASIC RENT: Four Thousand Seventy- One Dollars & 00cents ($ 4,071.00)

k. ANNUAL BASIC RENT: Forty Eight Thousand Eight Hundred Fifty Two Dollars & 00 cents ($48,852.00)

l. RENT ADJUSTMENT: (Initial One)

Landlord ______ Tenant

(1) ~~Cost of Living. If this provision is initialed, the cost of living provisions of Subparagraph 5(c) apply using the Consumer Price Index Urban Wager Earners and Clerical Workers (______________), all items, Base 1982-84 ("Index")~~

(2) Step Increase. If this provision is initialed, the step adjustment provisions of Subparagraph 5(d) apply as follows:

Landlord ______ Tenant

Effective Date of Rent Increase	*New Base Monthly Rent*
July 1, 2003	$ 4,225.00

m. BASE YEAR: The twelve month period commencing Jan. 1, 2001 and ending Dec. 31, 2001.

n. PREPAID RENT: Rent for the first (1st) month. Four Thousand Seventy One Dollars & 00/100 ($4,071.00)

o. TOTAL SECURITY DEPOSIT: $ 4,225.00

p. BROKER: Lee & Associates, Investment Development Services, Inc and Nelson Industrial Properties

q. GUARANTOR(S): Southwest Community Bank and Business Bank of California

r. TENANT IMPROVEMENTS: All work performed by Landlord to prepare the Premises for occupancy is outlined in **Paragraph 38 of the Addendum.**

s. TENANT IMPROVEMENT ALLOWANCE: See Exhibit C.

t. PARKING: Not more than 7 unreserved vehicle parking spaces, which includes Tenant's prorata share of visitor parking spaces for the building.

u. ADDITIONAL SECTIONS: Additional sections of this lease, contained in the "Addendum to the Lease", numbered 37 through 39 are attached hereto and made a part hereof. If none, so state in the following space: none

v. RIDERS: Riders numbered 1 through___ are attached hereto and made a part hereof. If none, so state in the following space none.

w. EXHIBITS: Exhibits lettered A through J are attached hereto and made a part hereof. If none, so state in the following space ___________.

This paragraph 1 represents a summary of the basic terms of this Lease. In the event of any inconsistency between the terms contained in this Paragraph 1 and any specific provision of this Lease, the terms of the more specific provision shall prevail.



Landlord
Tenant

2. PREMISES.

(a) Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the premises referenced in Paragraph 1 and outlined in Exhibit A (the "Premises"), located in the building (the "Building") which is part of the project described on Exhibit B (the "Project"). Landlord reserves the right to modify Tenant's percentage of the Project as set forth in Paragraph 1 if the Project size is increased through the development of additional property or decreased through the sale or other transfer of a portion of the Project. By entry on the Premises, Tenant acknowledges that it has examined the Premises and accepts the Premises in their present condition, subject to any additional work Landlord has agreed to do. If a portion of the property is sold, Tenant's liability as to that portion of the project for maintenance or related charges shall immediately terminate.

(b) The parties agree that the letting and hiring of the Premises is upon and subject to the terms, covenants and conditions herein set forth and Tenant covenants as a material part of the consideration for this Lease to keep and perform each and all of said terms, covenants and conditions by it to be kept and performed and that this Lease is made upon the condition of such performance.

(c) The term "Rentable Square Feet" as used in this Lease shall include a portion of the total square feet contained in any lobby or building common areas of the Building, such portion to approximate Tenant's Percentage (as shown in Subparagraph 1(h)) of said total square feet. Such portion shall be determined by Landlord by measuring the area within the bounds of the inside surface of the glass in the outer wall of the Building and the surface facing the Premises of all partitions separating the Premises from the building core, adjoining tenant space and public corridors and other "Common Areas" as defined in this Lease. No deductions shall be made for space occupied by structural or functional columns or other projections. For purposes of establishing the initial Tenant's Percentage, Annual Expense Allowance and Annual Basic Rent as shown in Paragraph 1 of this Lease, the number of Rentable Square Feet of the Premises is deemed to be as set forth in Subparagraph 1(f) and the number of Rentable Square Feet of the Project is deemed to be set forth in Subparagraph 1(g).

(d) Landlord reserves the right from time to time without unreasonable interference with Tenant's use of the Premises to do and perform such acts and make such changes in, to or with respect to the Common Areas, the Building or the Project as Landlord may, in the exercise of sound business judgment, deem to be appropriate. Except in case of emergency, such actions shall be taken only upon reasonable notice without unreasonable interference with access and use by Tenant and its business invitees.

3. LEASE TERM.

The term of this Lease shall be for the period designated in Subparagraph 1(l) commencing on the Commencement Date, and ending on the Expiration Date as set forth in said Subparagraph 1(l), unless the term hereby demised shall be sooner terminated as herein provided ("Term"). Notwithstanding the foregoing, if the Commencement Date falls on any day other than the first day of a calendar month then the Term of this Lease shall be measured from the first day of the month following the month in which the Commencement Date occurs.

4. POSSESSION.

(a) **Delivery of Possession.** Landlord agrees to deliver possession of the Premises to Tenant upon the substantial completion of the Tenant Improvements as determined by Landlord's architect or space planner in accordance with the terms of this Lease and the Work Letter Agreement attached hereto as Exhibit C. Notwithstanding the foregoing, Landlord shall not be obligated to deliver possession of the Premises to Tenant until Landlord has received from Tenant all of the following: (i) the Security Deposit and the first monthly installment of Annual Basic Rent; (ii) executed copies of policies of insurance or certificates thereof as required under Paragraph 18 of this Lease; (iii) copies of all governmental permits and authorizations required in connection with Tenant's operation of its business upon the Premises; and (iv) an executed original of the Hazardous Materials Questionnaire in the form attached hereto as Exhibit I.

(b) **Late Delivery.** Tenant agrees that if Landlord is unable to deliver possession of the Premises to Tenant on or prior to the Commencement Date specified in Subparagraph 1(l), this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, nor shall the Expiration Date of the Term be in any way extended, unless such late delivery shall be due solely to the gross negligence or willful misconduct of Landlord, in which event, as Tenant's sole remedy, the Commencement Date and the Expiration Date of the Term shall be extended one (1) day for each day Landlord delays in delivering possession of the Premises to Tenant due solely to Landlord's gross negligence or willful misconduct.

(c) **Condition of Premises.** Prior to the Commencement Date and in accordance with the Work Schedule to be prepared by Landlord and Tenant pursuant to the Work Letter Agreement attached hereto as **Exhibit C**, Landlord and Tenant shall jointly conduct a walk-through inspection of the Premises and shall jointly prepare a Punch-List (the "Punch-List") of items needing additional work; provided, however, the Punch-List shall be limited to items required to be installed by Landlord under the Work Letter Agreement and the Punch-List will not include any items of damage to the Premises caused by Tenant's move-in or early entry, if permitted. Damage caused by Tenant will be corrected or repaired by Landlord, at Tenant's expense. Other than the items specified in the Punch-List, by taking possession of the Premises, Tenant will be deemed to have accepted the Premises and the Building in their condition on the date of delivery of possession and to have acknowledged that Landlord has installed the Tenant Improvements as required by the Work Letter Agreement and that there are no additional items needing work or repair. Landlord shall cause all items set forth in the Punch-List to be repaired or corrected within thirty (30) days following the preparation of the Punch-List or as soon as reasonably practicable after the preparation of the Punch-List. Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Premises, the Building, the Project or any portions thereof or with respect to the suitability of same for the conduct of Tenant's business. Without limiting the foregoing, if the Building is newly constructed or renovated, Tenant's execution of the Notice attached hereto as **Exhibit D** shall constitute a specific acknowledgment and acceptance of the various start-up inconveniences that may be associated with the use of the Project and the Common Areas such as certain construction obstacles including scaffolding, uneven air conditioning services and other typical conditions incident to recently constructed or renovated buildings.

5. **RENT.**

(a) **Basic Rent.** Tenant agrees to pay Landlord as Annual Basic Rent for the Premises the Annual Basic Rent designated in **Subparagraph 1(k)** (adjusted as hereinafter provided) in twelve (12) equal monthly installments as designated in **Subparagraph 1(j)**, each in advance on the first day of each and every calendar month during the Term, except that one month's rent shall be paid upon the execution of this Lease. If the Term of this Lease commences on a day other than the first day of a calendar month or ends on a day other than the last day of a calendar month, then the rent for such periods shall be prorated in the proportion that the number of days this Lease is in effect during such periods bears to thirty days (30), and such rent shall be paid at the commencement of such period. In addition to the Annual Basic Rent, Tenant agrees to pay additional rent as provided in **Paragraph 6** and the amount of all rental adjustments as and when hereinafter provided in this Lease. The Annual Basic Rent, any additional rent payable pursuant to the provisions of this Lease, and any rental adjustments shall be paid to Landlord, without any prior demand therefor, and without any deduction or offset whatsoever in lawful money of the United States of America, which shall be legal tender at the time of payment, at the address of Landlord designated in **Subparagraph 1(c)** or to such other person or at such other place as Landlord may from time to time designate in writing. Further, all charges to be paid by Tenant hereunder, including, without limitation, payments for real property taxes, insurance, repairs, and parking, if any, shall be considered additional rent for the purposes of this Lease, and the word "rent" in this Lease shall include such additional rent unless the context specifically or clearly implies that only the Annual Basic Rent is referenced. Annual Basic Rent shall be adjusted as provided in **Subparagraph 1(l)**.

(b) **Late Payments.** Tenant acknowledges that late payment by Tenant to Landlord of any rent or other sums due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of such costs being extremely difficult and impracticable to ascertain. Such costs include, without limitation, processing and accounting charges and late charges that may be imposed on Landlord by the terms of any encumbrance or note secured by the Premises. Therefore, if any rent or other sum due from Tenant is not received when due, Tenant shall pay to Landlord no later than ten (10) calendar days after the rental due date an additional sum equal to 10% of such overdue payment. Landlord and Tenant hereby agree that such late charge represents a fair and reasonable estimate of the costs that Landlord will incur by reason of any such late payment. Additionally, all such delinquent rent or other sums, plus this late charge, shall bear interest at the then maximum lawful rate permitted to be charged by Landlord. Any payments of any kind returned for insufficient funds will be subject to an additional handling charge of $25.00.

Landlord
Tenant

(c) **Cost of Living Rent Adjustment.** If **Subparagraph 1(l)1** is initialed, Annual Basic Rent, including all prior adjustments, shall be increased (but never decreased) annually effective each anniversary of the Commencement Date of this Lease or each anniversary of the first day of the month immediately following the month in which the Commencement Date occurs if the Commencement Date occurs other than on the first day of a month ("Adjustment Date"), in accordance with the percentage increase, if any, in the Index described in **Subparagraph 1(l)1** as published by the United States Department of Labor, Bureau of Labor Statistics ("Bureau"). The Index most recently published prior to the Adjustment Date shall be compared with the Index for the same month of the preceding year and the Annual Basic Rent shall be increased in accordance with the percentage increase, if any, between such Indices. Should the Bureau discontinue the publication of the Index, or publish the same less frequently, or alter the same in some other manner, Landlord, in its discretion, shall adopt a substitute index or procedure which reasonably reflects and monitors consumer prices.

(d) **Step Increase.** If **Subparagraph** 1(f)2 is initialed, Annual Basic Rent shall be increased periodically to the amounts and at the times set forth in **Subparagraph** 1(f)2.

6. ADDITIONAL RENT.

In addition to Annual Basic Rent, Tenant shall pay to Landlord additional rent in accordance with the terms of this **Paragraph** 6. The purpose of this **Paragraph** 6 is to ensure that Tenant bears a share of all Expenses related to the use, maintenance, ownership, repair or replacement, and insurance of the Project. Accordingly, Tenant shall pay to Landlord additional rent equal to that portion of Tenant's share of Expenses related to the Project which is in excess of the total Tenant Annual Expense Allowance shown in **Subparagraph 1(m)**.

(a) **Expenses Defined.** The term "Expenses" shall mean all costs and expenses of the ownership, operation, maintenance, repair or replacement, and insurance of the Project, including without limitation, the following costs:

1. All supplies, materials, labor, equipment, and utilities used in or related to the operation and maintenance of the Project;

2. All maintenance, management, janitorial, legal, accounting, insurance, and service agreement costs related to the Project, including project management office rental costs and a management administration fee in an amount equal to ~~fifteen~~ five percent ~~(15%)~~ (5%) of the Expenses (excluding therefrom such fee);

3. All maintenance, replacement and repair costs relating to the areas within or around the Project, including, without limitation, air conditioning systems, sidewalks, landscaping, service areas, driveways, parking areas (including resurfacing and restriping parking areas), walkways, building exteriors (including painting), signs and directories, repairing and replacing roofs, walls, etc. These costs may be included either based on actual expenditures or the use of an accounting reserve based on past cost experience for the Project;

4. Amortization (along with reasonable financing charges) of capital improvements made to the Project which may be required by any government authority or which will improve the operating efficiency of the Project (provided, however, that the amount of such amortization for improvements not mandated by government authority shall not exceed in any year the amount of costs reasonably determined by Landlord in its sole discretion to have been saved by the expenditure either through the reduction or minimization of increases which would have otherwise occurred)~~; and~~ Landlord's discretion shall be reasonable and consistently applied; and

5. Real Property Taxes including all taxes, assessments (general and special) and other impositions or charges which may be taxed, charged, levied, assessed or imposed with respect to any calendar year or part thereof included within the term upon all or any portion of or in relation to the Project or any portion thereof, any leasehold estate in the Premises or measured by rent from the Premises, including any increase caused by the transfer, sale or encumbrance of the Project or any portion thereof. "Real Property Taxes" shall also include any form of assessment, levy, penalty, charge or tax (other than estate, inheritance, net income or franchise taxes) imposed by any authority having a direct or indirect power to tax or charge, including, without limitation, any city, county, state, federal or any improvement or other district, whether such tax is: (1) determined by the area of the Project or the rent or other sums payable under this Lease; (2) upon or with respect to any legal or equitable interest of Landlord in the Project or any part thereof; (3) upon this transaction or any document to which Tenant is a party creating a transfer in any interest in the Project; (4) in lieu of or as a direct substitute in whole or in part of or in addition to any real property taxes on the Project; (5) based on any parking spaces or parking facilities provided in the Project; or (6) in consideration for services, such as police protection, fire protection, street, sidewalk and roadway maintenance, refuse removal or other services that may be provided by any governmental or quasi-governmental agency from time to time which were formerly provided without charge or with less charge to property owners or occupants.

(b) **Annual Estimate of Expenses.** At the commencement of each calendar year, Landlord shall estimate Tenant's share of Expenses for the coming year based on the Premises Percent of Project set forth in **Subparagraph 1(h)** or the amended percent of Project persuant to **Paragraph 2(a)**.

(c) **Monthly Payment of Expenses.** If Tenant's portion of said estimate of Expenses for the forthcoming calendar year is greater than the total Tenant Annual Expense Allowance, as set forth in **Subparagraph 1(m)**, Tenant shall pay to Landlord, as additional rent, such estimated excess in monthly installments of one-twelfth (1/12) of such total excess amount beginning on January 1 of the forthcoming calendar year, and one-twelfth (1/12) of such total excess amount on the first day of each succeeding calendar month. As soon as practical following each calendar year, Landlord shall prepare an accounting of actual Expenses incurred during the prior calendar year and such accounting shall reflect Tenant's share of Expenses. If the additional rent paid by Tenant under this **Subparagraph 6(c)** during the preceding calendar year was less than the actual amount of Tenant's share of Expenses, Landlord shall so notify Tenant and Tenant shall pay such amount to Landlord within 30 days of receipt of such notice. Such amount shall be deemed to have accrued during the prior calendar year and shall be due and payable from Tenant even though the term of this Lease has expired or this Lease has been terminated prior to Tenant's receipt of this notice. Tenant shall have thirty (30) days from receipt of such notice to contest the amount due; failure to so notify Landlord shall represent final determination of Tenant's share of expenses. If Tenant's payments were greater than the actual amount, then such overpayment shall be credited by Landlord to all present rent due under this **Paragraph 5 and 6**.

7. PREPAID RENT.

Upon execution of this Lease, Tenant shall pay to Landlord the Prepaid Rent set forth in **Subparagraph 1(n)**, and if Tenant is not in default of any provisions of this Lease, such Prepaid Rent shall be applied toward the rent due for the last month of the Term. Landlord's obligations with respect to the Prepaid Rent are those of a debtor and not of a trustee, and Landlord can commingle the Prepaid Rent. Landlord shall not be required to pay Tenant interest on the Prepaid Rent. Landlord shall be entitled to immediately endorse and cash Tenant's Prepaid Rent; however, such endorsement and cashing shall not constitute Landlord's acceptance of this Lease. In the event Landlord does not accept this Lease, Landlord shall return said Prepaid Rent. If Landlord sells the Premises and deposits with the purchaser the Prepaid Rent, Landlord shall be discharged from any further liability with respect to the Prepaid Rent.

8. **SECURITY DEPOSIT.**

Upon execution of this Lease, Tenant shall deposit the Security Deposit set forth in **Subparagraph** 1(o) with Landlord, in part as security for the performance by Tenant of the provisions of this Lease and in part as a cleaning fee. If Tenant is in default, regardless if such default is monetary or non-monetary, Landlord can use the Security Deposit or any portion of it to cure the default or to compensate Landlord for any damages sustained by Landlord resulting from Tenant's default. Upon demand, Tenant shall immediately pay to Landlord a sum equal to the portion of the Security Deposit expended or applied by Landlord to maintain the Security Deposit in the amount initially deposited with Landlord. If Tenant is not in default at the expiration or termination of this Lease, Landlord shall return the entire Security Deposit to Tenant, except for 10% of first month's rent or $125, whichever is greater, which Landlord shall retain as a non-refundable cleaning fee. Landlord's obligations with respect to the Security Deposit are those of a debtor and not of a trustee, and Landlord can commingle the Security Deposit with Landlord's general funds. Landlord shall not be required to pay Tenant interest on the Security Deposit. Landlord shall be entitled to immediately endorse and cash Tenant's Security Deposit; however, such endorsement and cashing shall not constitute Landlord's acceptance of this Lease. In the event Landlord does not accept this Lease, Landlord shall return said Security Deposit. If Landlord sells the Premises and deposits with the purchaser the then amount of the Security Deposit, Landlord shall be discharged from any further liability with respect to the Security Deposit.

9. **USE OF PREMISES AND PROJECT FACILITIES.**

(a) **Tenant's Use of the Premises.** Tenant shall use the Premises for the use or uses set forth in **Subparagraph** 1(d) above, and shall not use or permit the Premises to be used for any other purpose without the prior written consent of Landlord, which consent Landlord may withhold in its sole and absolute discretion. Nothing contained herein shall be deemed to give Tenant any exclusive right to such use in the Project.

(b) **Compliance.** At Tenant's sole cost and expense, Tenant shall procure, maintain and hold available for Landlord's inspection, all governmental licenses and permits required for the proper and lawful conduct of Tenant's business from the Premises. Tenant shall maintain the Premises in compliance with all laws, statutes, zoning restrictions, ordinances or governmental laws, rules, regulations or requirements of any duly constituted public authority having jurisdiction over the Premises now or hereafter in force, the requirements of the Board of Fire Underwriters or any other similar body now or hereafter constituted, or of the Certificate of Occupancy issued for the Building. Tenant shall not use or occupy the Premises in violation of any of the foregoing. Tenant shall, upon written notice from Landlord, discontinue any use of the Premises which is declared by any authority having jurisdiction over the Premises, governmental or otherwise, to be a violation of law or of said Certificate of Occupancy. Tenant shall comply with all rules, orders, regulations and requirements of any insurance authority having jurisdiction over the Project or any present or future insurer relating to the Premises or the Project. Tenant shall promptly, upon demand, reimburse Landlord for any additional premium charged for any existing insurance policy or endorsement required by reason of Tenant's failure to comply with the provisions of this **Paragraph** 9. Tenant shall not do or permit anything to be done in or about the Premises which will in any manner obstruct or interfere with the rights of other tenants or occupants of the Project, or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, unlawful or objectionable purpose, nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises. Tenant shall comply with all restrictive covenants and obligations created by private contracts which affect the use and operation of the Premises, the Common Areas or the Project including, without limitation, the Rules and Regulations referred to in **Paragraph** 34 and attached hereto as **Exhibit F**. Tenant shall not commit or suffer to be committed any waste in or upon the Premises and shall keep the Premises in first class repair and appearance. Further, Tenant's business machines and mechanical equipment which cause vibration or noise that may be transmitted to the Building structure or to any other space in the Building shall be so installed, maintained and used by Tenant as to eliminate or minimize such vibration or noise. Tenant shall be responsible for all structural engineering required to determine structural load, as well as the expense thereof.

10. **SURRENDER OF PREMISES; HOLDING OVER.**

Upon expiration of the Term of this Lease, Tenant shall surrender to Landlord the Premises and all Tenant Improvements and alterations in good condition, except for ordinary wear and tear and alterations Tenant has the right or is obligated to remove under the provisions of **Paragraph** 16 herein. Tenant shall remove all personal property including, without limitation, all wallpaper, paneling and other decorative improvements or fixtures and shall perform all restoration made necessary by the removal of any alterations or Tenant's personal property before the expiration of the Term, including for example, restoring all wall surfaces to their condition prior to the commencement of this Lease. Landlord can elect to retain or dispose of in any manner Tenant's personal property not removed from the Premises by Tenant prior to the expiration of the Term. Tenant waives all claims against Landlord for any damage to Tenant resulting from Landlord's retention or disposition of Tenant's personal property. Tenant shall be liable to Landlord for Landlord's costs for storage, removal or disposal of Tenant's personal property.

If Tenant, with Landlord's consent, remains in possession of the Premises after expiration or termination of the Term, or after the date in any notice given by Landlord to Tenant terminating this Lease, such possession by Tenant shall be deemed to be a month-to-month tenancy terminable on written 30-day notice at any time, by either party. All provisions of this Lease, except those pertaining to term and rent, shall apply to the month-to-month tenancy. Tenant shall pay monthly rent in an amount equal to 125% of Monthly Basic Rent, subject to increases as provided in **Subparagraph** 5(c), if applicable, for the last full calendar month during the regular Term plus 100% of said last month's estimate of Tenant's share of Expenses pursuant to **Paragraph** 6, subject to increase as provided therein. If Tenant fails to surrender the Premises after expiration or termination of the Term, Tenant shall indemnify, defend and hold Landlord harmless from all loss or liability, including, without limitation, any loss or liability resulting from any claim against Landlord made by any succeeding tenant founded on or resulting from Tenant's failure to surrender the Premises and losses to Landlord due to lost opportunities to lease any portion of the Premises to succeeding tenants, together with, in each case, actual attorneys' fees and costs.

11. SIGNAGE.

Landlord shall designate the location on the Building and/or the Premises, if any, for one or more exterior Tenant identification sign(s). Tenant shall install and maintain its identification sign(s) in such designated location in accordance with this Paragraph 11 and Exhibit G. Tenant shall have no right to install or maintain Tenant identification signs in any other location in, on or about the Premises or the Project and shall not display or erect any other signs, displays or other advertising materials that are visible from the exterior of the Building. The size, design, color and other physical aspects of permitted sign(s) shall be subject to: (i) Landlord's written approval prior to installation, which approval may be withheld in Landlord's discretion, (ii) any covenants, conditions or restrictions encumbering the Premises, and (iii) any applicable municipal or governmental permits and approvals. The cost of the sign(s), including the installation, maintenance and removal thereof shall be at Tenant's sole cost and expense. If Tenant fails to install or maintain its sign(s), or if Tenant fails to remove same upon termination of this Lease and repair any damage caused by such removal including, without limitation, repainting the Building (if required by Landlord, in Landlord's sole but reasonable judgment), Landlord may do so at Tenant's expense. Tenant shall reimburse Landlord for all costs incurred by Landlord to effect such installation, maintenance or removal, which amount shall be deemed additional rent, and shall include, without limitation, all sums disbursed, incurred or deposited by Landlord including Landlord's costs, expenses and actual attorney's fees with interest thereon at the maximum interest rate permitted by law from the date of Landlord's demand until payment. Any sign rights granted to Tenant under this Lease are personal to Tenant and may not be assigned, transferred or otherwise conveyed to any assignee or subtenant of Tenant without Landlord's prior written consent, which consent Landlord may withhold in its sole and absolute discretion.

12. PERSONAL PROPERTY TAXES.

Tenant shall pay before delinquency all taxes, assessments, license fees and public charges levied, assessed or imposed upon its business operations as well as upon all trade fixtures, leasehold improvements, merchandise and other personal property in or about the Premises.

13. PARKING.

Landlord grants to Tenant and Tenant's customers, suppliers, employees and invitees, a non-exclusive license to use vehicle parking spaces as set forth in Subparagraph 1(t) within the designated parking areas in the Project for the use of motor vehicles during the Term of this Lease. Landlord reserves the right at any time to grant similar non-exclusive use to other tenants, to promulgate rules and regulations relating to the use of such parking areas, including reasonable restrictions on parking by tenants and employees, to designate specific spaces for the use of any tenant, to make changes in the parking layout from time to time, and to establish reasonable time limits on parking. Overnight parking is prohibited and any vehicle violating this or any other vehicle regulation adopted by Landlord is subject to removal at the owner's expense.

14. UTILITIES.

Tenant shall pay for all water, gas, heat, light, power, sewer, electricity, telephone or other service metered, chargeable or provided to the Premises. Landlord reserves the right to install separate meters for any such utility and to charge Tenant for the cost of such installation.

15. MAINTENANCE.

Landlord shall maintain, in good condition, the structural parts of the Premises, which shall include only the foundations, bearing and exterior walls (excluding glass), subflooring and roof (excluding skylights), the unexposed electrical, plumbing and sewerage systems, including, without limitation, those portions of the systems lying outside the Premises, window frames, gutters and downspouts on the Building ~~and the heating, ventilating and air conditioning system servicing the Premises;~~ provided, however, the cost of all such maintenance shall be considered "Expenses" for purposes of Subparagraph 6(a). Except as provided above, Tenant shall maintain and repair Premises in good condition, including, without limitation, maintaining and repairing all walls, floors, ceilings, doors, exterior and interior windows and fixtures as well as damage caused by Tenant, its agents, employees or invitees. Upon expiration or termination of this Lease, Tenant shall surrender the Premises to Landlord in the same condition as existed at the commencement of the Term, except for reasonable wear and tear or damage caused by fire or other casualty for which Landlord has received all funds necessary for restoration of the Premises from insurance proceeds. Except as provided in Paragraph 19, there shall be no abatement of rent and no liability of Landlord by reason of any injury to or interference with Tenant's business arising from the making of any repairs, alterations or improvements in or to any portion of the Project or the Premises. Tenant hereby waives any and all rights to make repairs at the expense of Landlord under the provisions of Sections 1941 and 1942 of the California Civil Code or any similar statute now or hereafter enacted. Tenant shall, at Tenant's sole cost and expense, be responsible for the maintenance and repair of the HVAC equipment and shall procure and maintain contracts, with copies to Landlord annually, in customary form and substance, and with contractors specializing and experienced in the maintenance of HVAC equipment. If Tenant fails to perform Tenant's obligations with regard to the maintenance and repair of the HVAC equipment, Landlord may enter upon the Premises after 10 days' prior written notice to Tenant (except in the case of an emergency, in which case no notice shall be required), perform such obligations on Tenant's behalf, and put the equipment in good order, condition, and repair, and Tenant shall promptly reimburse Landlord for the cost thereof.

16. ALTERATIONS.

Tenant shall not make any alterations to the Premises, or to the Project, including any changes to the existing landscaping, without Landlord's prior written consent. If Landlord gives its consent to such alterations, Landlord may post notices in accordance with the laws of the state in which the Premises are located. Any alterations made shall remain on and be surrendered with the Premises upon expiration of the Term, except that Landlord may, within 30 days before or 30 days after expiration of the Term, elect to require Tenant to remove any alterations which Tenant may have made to the Premises. If Landlord so elects, Tenant shall, at its own cost, restore the Premises to the condition designated by Landlord in its election, before the last day of the Term or within 30 days after notice of its election is given, whichever is later.

Should Landlord consent in writing to Tenant's alteration of the Premises, Tenant shall contract with a contractor approved by Landlord for the construction of such alterations, shall secure all appropriate governmental approvals and permits, and shall complete such alterations with due diligence in compliance with plans and specifications approved by Landlord, and in compliance with all applicable laws, statutes and regulations. All such construction shall be performed in a manner which will not interfere with the quiet enjoyment of other tenants of the Project. Tenant shall pay all costs for such construction and shall keep the Premises and the Project free and clear of all mechanics' liens which may result from construction by Tenant.

17. RELEASE AND INDEMNITY.

As material consideration to Landlord, Tenant agrees that Landlord, its agents, and its employees shall not be liable to Tenant, its agents, employees, invitees, licensees and other persons claiming under Tenant for: (i) any damage to any property entrusted to employees of the Project, (ii) loss or damage to any property by theft or otherwise, (iii) consequential damages arising out of any loss of the use of the Premises or any equipment or facilities therein; or (iv) any injury or damage to person or property resulting from fire, explosion, falling plaster, steam, gas, electricity, water or rain which may leak from any part of the Project or from pipes, appliances or plumbing work therein or from the roof, street, sub-surface or from any other place or resulting from dampness or any other cause whatsoever. Landlord or its agents shall not be liable for interference with light or other incorporeal hereditaments, nor shall Landlord be liable for any latent defects in the Premises or the Project. Tenant shall give prompt notice to Landlord in case of fire or accidents in the Premises or in the Project, and of defects therein or in the fixtures or equipment located therein.

To the fullest extent permitted by law, Tenant agrees to indemnify, defend (with counsel satisfactory to Landlord) and hold harmless Landlord, its agents, successors in interest with respect to the Building and their directors, officers, partners, employees, shareholders, agents and representatives and the directors, officers, partners, employees, shareholders, agents and representatives of the partners of Landlord from (i) all claims, actions, liabilities, and proceedings arising from Tenant's use of the Premises or the conduct of its business or from any activity, work or thing done, permitted or suffered by Tenant, its agents, contractors, employees or invitees, in or about the Premises, the Building, or the Project and any breach or default in the performance of any obligation to be performed by Tenant under the terms of this Lease, or arising from any act, neglect, fault or omission of Tenant, or of its agents, contractors, employees or invitees, and (ii) any and all costs, attorneys' fees, expenses and liabilities incurred with respect to any such claims, actions, liabilities, or proceedings, and in the event any actions or proceedings shall be brought against Landlord by reason of any such claims, Tenant, upon notice from Landlord, shall defend the same at Tenant's expense by counsel approved in writing by Landlord. Tenant hereby assumes all risk of damage to property or injury to person in, upon or about the Premises from any cause whatsoever except that which is caused by the failure of Landlord to observe any of the terms and conditions of this Lease where such failure has persisted for an unreasonable period of time after Landlord receives written notice of such, and Tenant hereby waives all its claims in respect thereof against Landlord.

As used herein, the term "liabilities" shall include all suits, actions, claims and demands and all expenses (including attorneys' fees and costs of defense) incurred in or about any such liability and any action or proceeding brought thereon. If any claim shall be made or any action or proceeding brought against Landlord on the basis of any liability described in this Paragraph, Tenant shall, upon notice from Landlord defend the same at Tenant's expense by counsel reasonably satisfactory to Landlord. It is understood that payment shall not be a condition precedent to recovery upon the foregoing indemnity.

18. INSURANCE.

Tenant, at its cost, shall pay for and keep in full force and effect throughtout the Term of this Lease:

(a) COMPREHENSIVE GENERAL LIABILITY OR COMMERCIAL GENERAL LIABILITY insurance with respect to the Premises and the operations of or on behalf of Tenant, in, of or about the Premises, including, but not limited to, personal injury, product liability (if applicable), blanket contractual, owner's protective, broad form property damage liability, liquor liability (if applicable) and owned and non-owned automobile liability in amounts not less than $1,000,000 per occurrence on the commencement date of this Lease. The insurance policy or policies shall contain the following provisions: (1) severability of interest, (2) cross liability, (3) an endorsement naming Landlord, Landlord's Mortgagees and any other parties in interest designated by Landlord as additional insureds, (4) an endorsement stating "such insurance as is afforded by this policy for the benefit of the Landlord and any other additional insured shall be primary as respects any liability or claims arising out of the occupancy of the Premises by the Tenant, or Tenant's operations and any insurance carried by Landlord, or any other additional insured shall be non-contributory," (5) with respect to improvements or alterations permitted under this Lease, contingent liability and builder's risk insurance, (6) an endorsement allocating to the Premises the full amount of liability limits required by this Lease, and (7) coverage must be on an "occurrence basis". "Claims-Made" forms are not acceptable.

~~(b) WORKERS COMPENSATION COVERAGE as required by law, together with Employers Liability coverage with a limit of not less than $1,000,000.~~

(c) TENANT'S PROPERTY INSURANCE: Tenant shall at all times during the Term hereof and at its cost and expense, maintain in effect policies of insurance covering (1) all Tenant Improvements on the Premises installed by Tenant, (2) all personal property of Tenant located in or at the Premises including, but not limited to, fixtures, furnishings, equipment and furniture, in an amount not less than their full replacement value, and (3) loss of income or business interruption insurance. These policies shall provide protection against any peril included within the classification "All Risk" including, but not limited to insurance against sprinkler leakage, vandalism and malicious mischief. The proceeds of such insurance shall be used to repair or replace the Tenant Improvements and personal property so insured. ~~Tenant shall, at its cost, maintain rental abatement insurance assuring that the rental payable hereunder will be paid to Landlord for a period of not less than twelve (12) months if rent is to abate under any provision of this Lease.~~ Such coverage shall include a sixty-day extended period of indemnity endorsement.

All policies of insurance required hereunder shall include a clause or endorsement denying the insurer any rights of subrogation against the other party to the extent rights have been waived by the insured before the occurrence of injury or loss, if same are obtainable without unreasonable cost. Landlord and Tenant each hereby waive any rights of recovery against the other for injury or loss to such waiving party or to its property or the property of others under its control, arising from any other or cause insured against under any policy of insurance required to be carried by such waiving party under this Lease. The foregoing waiver shall be effective whether or not the waiving party shall actually obtain and maintain the insurance which such waiving party is obligated to obtain and maintain under this Lease.

All insurance required to be provided by Tenant under this Lease: (a) shall be issued by insurance companies authorized to do business in the state in which the Premises are located and holding a General Policyholders Rating of "A" and a Financial Rating of "X" or better, as set forth in the most recent edition of Best's Insurance Reports; (b) shall contain an endorsement requiring at least 30 days prior written notice to Landlord and Landlord's lender, before cancellation or change in coverage scope or amount of any policy. Tenant shall deliver a certificate or copy of such policy together with evidence of payment of all current premiums to Landlord within 30 days of execution of this Lease and within fifteen (15) days of expiration of each policy. Tenant's failure to provide evidence of such coverage to Landlord shall constitute a default under this Lease.

Landlord shall insure the Building (excluding all property which tenants of the Building are obligated to insure) against damage with "All Risk" insurance and public liability insurance, all in such amounts and with such deductibles as Landlord considers appropriate. The cost of any insurance maintained by Landlord hereunder shall be included as part of "Expenses" under **Subparagraph 6(a)**. Notwithstanding any contribution by Tenant to the cost of insurance premiums as provided herein, Tenant acknowledges that it has no right to receive any proceeds from any insurance policies carried by Landlord.
The insurance to be provided by Tenant pursuant to the provisions of Section 18 may be in the form of a "package" policy covering other locations operated by Tenant, provided that the coverage requirements and the naming of Landlord as an additional insured shall not be modified thereby.

19. DESTRUCTION.

If during the Term of this Lease, any portion of the Premises, access to the Premises or any part of the Building which is essential to the use of the Premises is damaged or destroyed and such damage or destruction can, in Landlord's reasonable estimation, be repaired within 180 days following such damage or destruction, this Lease shall remain in full force and effect and Landlord shall promptly commence to repair and restore the damage or destruction to substantially the same condition as existed prior to such damage and shall complete such repair and restoration with due diligence in compliance with all then existing laws. If (1) such damage or destruction cannot, in Landlord's reasonable estimation, be repaired within 180 days following such damage or destruction; or (2) more than forty percent (40%) of the Building is damaged or destroyed (regardless of its impact on the Premises); or (3) any mortgagee of the Building will not allow the application of insurance proceeds to be applied to repair and restoration; or (4) the damage or destruction is not covered in full by Landlord's insurance required by **Paragraph 18**, or (5) the damage or destruction occurs within the last twelve (12) months of the Term of this Lease or any extension hereof, then Landlord may, in its sole discretion, terminate this Lease by delivery of notice to Tenant within 30 days of the date Landlord learns of the damage.

In the event of repair, reconstruction and restoration by Landlord as herein provided, the rent payable under this Lease shall be abated proportionately with the degree to which Tenant's use of the Premises is impaired during the period of such repair, reconstruction or restoration; provided that there shall be no abatement of rent if such damage is the result of Tenant's negligence or intentional wrongdoing. Tenant shall not be entitled to any compensation or damages for loss of the use of the whole or any part of the Premises, damage to Tenant's Personal Property and/or any inconvenience or annoyance occasioned by such damage, repair, reconstruction or restoration.

If Landlord is obligated to or elects to repair or restore as herein provided, Landlord shall be obligated to make repair or restoration only to those portions of the Building and the Premises which were originally provided at Landlord's expense, and the repair and restoration of items not provided at Landlord's expense shall be the obligation of Tenant. Tenant agrees to coordinate the restoration and repair of those items it is required to restore or repair with Landlord's repair and restoration work and in coordination with a work schedule prepared by Landlord, or Landlord's contractor. Further, Tenant's work shall be performed in accordance with the terms, standards and conditions contained in **Paragraph 16** above.

The provisions of California Civil Code Section 1932, Subsection 2, and Section 1933, Subsection 4, and any other similarly enacted statute or court decision relating to the abatement or termination of a lease upon destruction of the leased premises, are hereby waived by Tenant; and the provisions of this **Paragraph 19** shall govern in case of such destruction.

20. CONDEMNATION.

(a) **Definitions.** The following definitions shall apply: (1) "Condemnation" means (a) the exercise of any governmental power of eminent domain, whether by legal proceedings or otherwise by condemnor and (b) the voluntary sale or transfer by Landlord to any condemnor either under threat of condemnation or while legal proceedings for condemnation are proceeding; (2) "Date of Taking" means the date the condemnor has the right to possession of the property being condemned; (3) "Award" means all compensation, sums or anything of value awarded, paid or received on a total or partial condemnation; and (4) "Condemnor" means any public or quasi-public authority, or private corporation or individual, having a power of condemnation.

(b) **Obligations to be Governed by Lease.** If during the Term of this Lease there is any taking of all or any part of the Premises or the Project, the rights and obligations of the parties shall be determined pursuant to this Lease.

(c) **Total or Partial Taking.** If the Premises are totally taken by condemnation, this Lease shall terminate on the date of taking. If any portion of the Premises is taken by condemnation, this Lease shall remain in effect, except that Tenant can elect to terminate this Lease if the remaining portion of the Premises is rendered unsuitable for Tenant's continued use of the Premises. If Tenant elects to terminate this Lease, Tenant must exercise its right to terminate by giving notice to Landlord within 30 days after the nature and extent of the taking have been finally determined. If Tenant elects to terminate this Lease, Tenant shall also notify Landlord of the date of termination, which date shall not be earlier than 30 days nor later than 90 days after Tenant has notified Landlord of its election to terminate; except that this Lease shall terminate on the date of taking if the date of taking falls on a date before the date of termination as designated by Tenant. If any portion of the Premises is taken by condemnation and this Lease remains in full force and effect, on the date of taking the rent shall be reduced by an amount in the same ratio as the total number of rentable square feet in the portion of the Premises taken bears to the total number of rentable square feet in the Premises immediately before the date of taking. In the case where a portion of the Premises is taken and the Lease remains in full force and effect, Landlord shall, at its own cost and expense, make all alterations or repairs to the Premises so as to make the portion of the Premises not taken a complete architectural unit. Such work shall not, however, exceed the scope of work done by Landlord in originally constructing the Premises. If any portion of the Building other than the Premises is taken and in Landlord's reasonable opinion the Building should be restored in a manner that materially alters the Premises, or if severance damages from the condemning authority are not available to Landlord in sufficient amounts to permit such

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restoration, Landlord may terminate this Lease upon written notice to Tenant. Basic Monthly Rent due and payable hereunder shall be temporarily abated during such restoration period in proportion to the degree to which there is substantial interference with Tenant's use of Premises, as reasonably determined by Landlord or Landlord's architect. Each party hereby waives the provisions of Section 1265.130 of the California Code of Civil Procedure and any present or future law allowing either party to petition the Superior Court to terminate this Lease in the event of a partial taking of the Building or Premises.

If the Premises are totally or partially taken by condemnation, Tenant shall not assert any claim against Landlord or the taking authority for any compensation because of such taking, and Landlord shall be entitled to receive the entire amount of the award without any deduction for any estate or interest of Tenant.

21. ASSIGNMENT OR SUBLEASE.

Tenant shall not assign or encumber its interest in this Lease or the Premises or sublease all or any part of the Premises or allow any other person or entity (except Tenant's authorized representatives, employees, invitees, or guests) to occupy or use all or any part of the Premises without first obtaining Landlord's consent which Landlord shall not unreasonably withhold. Landlord shall be deemed reasonable in withholding its consent if it determines in its sole discretion that: (i) the financial net worth of the proposed assignee or sublessee is not equal to or greater than Tenant's financial net worth as of the date of this Lease as increased by the increase in the Consumer Price Index, if any, between the date of this Lease and the date of the assignment or sublease; (ii) the intended use of the Premises by the proposed assignee or sublessee is inconsistent, incompatible or competes with other uses in the Project; (iii) the intended use of the Premises by the proposed assignee or sublessee will require more than insignificant alteration of the Premises; (iv) the intended use of the Premises by the proposed assignee or sublessee will constitute a violation of this Lease or any governmental law, rule, ordinance or regulation governing the Premises or would involve the storage, use or keeping of Hazardous Materials in, on or about the Premises, the Common Areas or any other portion of the Project; or if (v) the proposed rent for the proposed assignee or sublessee is less than the Rent then in effect under the Lease; or (vi) the proposed assignee or sublessee is a tenant in the Project or has negotiated to be a tenant in the Project any time in the six (6) months just preceeding Tenant's request for Landlord's consent. Any assignment, encumbrance or sublease without Landlord's written consent shall be voidable and at Landlord's election, shall constitute a default. Landlord's waiver or consent to any assignment or subletting shall not relieve Tenant or any assignee or sublessee from any obligation under this Lease whether or not accrued.

If Tenant is a partnership, a withdrawal or change, voluntary, involuntary or by operation of law of any partner, or the dissolution of the partnership, shall be deemed a voluntary assignment. If Tenant is a corporation, any dissolution, merger, consolidation or other reorganization of Tenant, or sale or other transfer of a controlling percentage of the capital stock of Tenant, or the sale of at least 25% of the value of the assets of Tenant shall be deemed a voluntary assignment. The phrase "controlling percentage" means ownership of and right to vote stock possessing at least 25% of the total combined voting power of all classes of Tenant's capital stock issued, outstanding and entitled to vote for election of directors. The preceding two sentences of this paragraph shall not apply to corporations the stock of which is traded through a public exchange. If Landlord shall consent to any assignment or sublease of this Lease, three-quarters (3/4) of all sums and other consideration payable to or for the benefit of the Tenant from its assignees or subtenants in excess of the rent payable by Tenant to Landlord under this Lease shall be paid to Landlord, as and when such sums are due and payable. If Tenant requests Landlord to consent to a proposed assignment or subletting Tenant shall pay to Landlord, whether or not consent is ultimately given, $100 or Landlord's reasonable attorneys' fees incurred in connection with such request, whichever is greater. Other provisions to the contrary notwithstanding, these provisions shall not apply to the sale or merger of either of the financial institution owners of Tenant to another licensed and regulated financial institution resulting in a new entity of equal or greater financial size, or to the sale of an interest in Tenant to another regulated financial institution as an additional owner. Any required consent of Landlord shall not be unreasonably withheld or delayed.

No interest of Tenant in this Lease shall be assignable by involuntary assignment through operation of law (including, without limitation, the transfer of this Lease by testacy or intestacy). Each of the following acts shall be considered an involuntary assignment: (a) If Tenant is or becomes bankrupt or insolvent, makes an assignment for the benefit of creditors, or institutes proceedings under the Bankruptcy Act in which Tenant is the bankrupt; or if Tenant is a partnership or consists of more than one person or entity, if any partner of the partnership or other person or entity is or becomes bankrupt or insolvent, or makes an assignment for the benefit of creditors; or (b) If a writ of attachment or execution is levied on this Lease; or (c) If in any proceeding or action to which Tenant is a party, a receiver is appointed with authority to take possession of the Premises. An involuntary assignment shall constitute a default by Tenant and Landlord shall have the right to elect to terminate this Lease, in which case this Lease shall not be treated as an asset of Tenant.

22. DEFAULT.

The occurrence of any of the following shall constitute a default by Tenant: (a) A failure to pay rent or any other charge when due; (b) Abandonment of the Premises (failure to occupy and operate the Premises for ten consecutive days shall be deemed an abandonment); (c) The making by Tenant or any guarantor of this Lease ("Guarantor") of any general assignment for the benefit of creditors; the filing by or against Tenant or any Guarantor of a petition to have Tenant or such Guarantor adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant or a Guarantor, the same is dismissed within thirty (30) days); the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, or of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, or of substantially all of Guarantor's assets, where possession is not restored to Tenant or such Guarantor, as the case may be, within thirty (30) days; the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease where such seizure is not discharged within (30) days; or if this Lease shall, by operation of law or otherwise, pass to any person or persons other than Tenant except as provided in Paragraph 21 hereto; (d) The failure of Tenant to timely comply with the provisions of Paragraph 26 or Paragraph 33 of this Lease regarding, respectively, Subordination and Estoppel Certificates; or (e) The failure to perform any other provision of this Lease.

23. LANDLORD'S REMEDIES.

Landlord shall have the remedies described in this Paragraph 23 if Tenant is in default. These remedies are not exclusive; they are cumulative and in addition to any remedies now or later allowed by law.

In the event of default as defined in Section 22, Landlord may terminate Tenant's right to possession of the Premises at any time. No act by Landlord other than giving notice to Tenant shall terminate this Lease. Acts of maintenance, efforts to relet the Premises, or the appointment of a receiver on Landlord's initiative to protect Landlord's interest under this Lease shall not constitute a termination of Tenant's right to possession. Upon termination of Tenant's right to possession, Landlord has the right to recover from Tenant: (1) The worth at the time of award of any unpaid rent which had been earned at the time of termination of Tenant's right to possession; (2) The worth at the time of award of the amount by which the unpaid rent which would have been earned after the date of termination of Tenant's right to possession until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; (3) The worth at the time of award of the amount by which the unpaid rent for the balance of the Term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided; (4) Any other amount, including court, attorney and collection costs, necessary to compensate Landlord for all detriment proximately caused by Tenant's default. "The worth", as used for Items (1) and (2) in this Paragraph 23 is to be computed by allowing interest at the lesser of 12% or the maximum rate an individual is permitted to charge by law or 12%, whichever is greater. "The worth" as used for Item (3) in this Paragraph 23 is to be computed by discounting the amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of termination plus one percent (1%).

In the event of any default by Tenant, Landlord shall also have the right, with or without terminating this Lease, to re-enter the Premises and remove all persons and property from the Premises; such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant or disposed of in a reasonable manner by Landlord. No re-entry or taking possession of the Premises by Landlord pursuant to this Paragraph 23 shall be construed as an election to terminate this Lease unless a written notice of such intention is given to Tenant or unless the termination thereof is decreed by a court of competent jurisdiction.

24. DEFAULT BY LANDLORD.

Landlord shall not be in default hereunder unless Landlord fails to perform the obligations required of Landlord within a reasonable time, but in no event later than forty-five (45) days after written notice by Tenant to Landlord and to the holder of any first mortgage or deed of trust covering the Premises, or the lessor of any underlying or ground lease affecting the Project, in writing specifying wherein Landlord has failed to perform such obligation; provided, however, that if the nature of Landlord's obligation is such that more than forty-five (45) days is required for performance, then Landlord shall not be in default if Landlord commences performance within such forty-five (45) day period and thereafter diligently prosecutes the same to completion. In no event shall Tenant have the right to terminate this Lease as a result of Landlord's default; Tenant's remedies shall be limited to any other remedy available at law or in equity. Nothing herein contained shall be interpreted to mean that Tenant is excused from paying rent due hereunder as a result of any default by Landlord.

25. ENTRY OF PREMISES AND PERFORMANCE BY TENANT.

Landlord and its authorized representatives shall have the right to enter the Premises at all reasonable times for any of the following purposes: (a) To determine whether the Premises are in good condition and whether Tenant is complying with its obligations under this Lease; (b) To do any necessary maintenance and to make any restoration to the Premises or the Project that Landlord has the right or obligation to perform; (c) To post "for sale" signs at any time during the Term, to post "for rent" or "for lease" signs during the last 90 days of the Term, or during any period while Tenant is in default; (d) To show the Premises to prospective brokers, agents, buyers, tenants or persons interested in an exchange, at any time during the Term; (e) To repair, maintain or improve the Project and to erect scaffolding and protective barricades around and about the Premises but not so as to prevent entry to the Premises and to do any other act or thing necessary for the safety or preservation of the Premises or the Project; or (f) To discharge Tenant's obligations hereunder when Tenant has failed to do so in accordance with the terms of this Lease. Landlord shall not be liable in any manner for any inconvenience, disturbance, loss of business, nuisance or other damage arising out of Landlord's entry onto the Premises as provided in this Paragraph 25. Tenant shall not be entitled to an abatement or reduction of rent if Landlord exercises any rights reserved in this Paragraph 25. Landlord shall reasonably attempt to conduct his activities on the Premises as provided herein in a manner that will cause the least inconvenience, annoyance or disturbance to Tenant. For each of these purposes, Landlord shall at all times have and retain a key with which to unlock all the doors in, upon and about the Premises, excluding Tenant's vaults and safes. Tenant shall not alter any lock or install a new or additional lock or bolt on any door of the Premises without the prior written consent of Landlord. If Landlord gives its consent, Tenant shall furnish Landlord with a key for any such lock.

All covenants and agreements to be performed by Tenant under any of the terms of this Lease shall be performed by Tenant at Tenant's sole cost and expense without any abatement of rent. If Tenant shall fail to pay any sum of money, other than Monthly Basic Rent, required to be paid by it hereunder or shall fail to perform any other act on its part to be performed hereunder, and such failure shall continue for ten (10) days after notice thereof by Landlord (or such other period as specifically provided herein), Landlord may, without waiving or releasing Tenant from any obligations of Tenant, but shall not be obligated to, make any such payment or perform any such other act on Tenant's part to be made or performed in this Lease; provided, however, all sums so paid by Landlord and all necessary incidental costs together with interest thereon at the lesser of 12% or the maximum rate an individual is permitted to charge by law from the date of such payment by Landlord, shall be payable to Landlord on demand. Tenant covenants to pay any such sums, and Landlord shall have (in addition to all other rights or remedies of Landlord) the same rights and remedies in the event of the nonpayment thereof by Tenant as in the case of default by Tenant in the payment of the rent. Further, following each second consecutive late payment of rent, Landlord shall have the option to require that Tenant increase the amount of the Security Deposit required under Paragraph 8 by one hundred percent (100%), which additional Security Deposit shall be retained by Landlord and may be applied by Landlord in the manner provided in Paragraph 8.

26. SUBORDINATION.

Without the necessity of any additional document being executed by Tenant for the purpose of effecting a subordination, and unless otherwise elected by Landlord or any mortgagee or any beneficiary of a Deed of Trust with a lien on the Project or any ground lessor with respect to the Project (or any part thereof), this Lease shall be subject and subordinate at all times to (a) all ground leases or underlying leases which may now exist or hereafter be executed affecting the Project, or the land upon which the Project is situated, or both, and (b) the lien of any mortgage or deed of trust which may now exist or hereafter be executed in any amount for which the Project, ground leases or underlying leases, or Landlord's interest or estate in any of said items is specified as security. Notwithstanding the foregoing, Tenant acknowledges that Landlord shall have the right to subordinate or cause to be subordinated this Lease to any such ground leases or underlying leases or any such liens to this Lease. In the event that any ground lease or underlying lease terminates for any reason or any mortgage or Deed of Trust is foreclosed or a conveyance in lieu of foreclosure is made for any reason, Tenant shall, notwithstanding any subordination, attorn to and become the tenant of the successor in interest to Landlord, at the option of such successor in interest. Tenant covenants and agrees to execute and deliver, upon demand by Landlord and in the form requested by Landlord any additional documents evidencing the priority or subordination of this Lease with respect to any such ground lease or underlying leases or the lien of any such mortgage or Deed of Trust. Tenant hereby irrevocably appoints Landlord as attorney-in-fact of Tenant to execute, deliver and record any such document in the name and on behalf of Tenant.

27. NOTICE.

Any notice, demand, request, consent, approval or communication desired by either party or required to be given, shall be in writing and served either personally or sent by prepaid certified first class mail, return receipt requested, addressed as set forth in **Subparagraph 1(b) and 1(c).** Either party may change its address by notification to the other party. Notice shall be deemed to be communicated 48 hours from the time of mailing, or at the time of service as provided in this **Paragraph 27.**

28. WAIVER.

No delay or omission in the exercise of any right or remedy by Landlord shall impair such right or remedy or be construed as a waiver. No act or conduct of Landlord, including, without limitation, acceptance of the keys to the Premises, shall constitute acceptance of the surrender of the Premises by Tenant before the expiration of the Term. Only written notice from Landlord to Tenant shall constitute acceptance of the surrender of the Premises and accomplish termination of this Lease. Landlord's consent to or approval of any act by Tenant requiring Landlord's consent or approval shall not be deemed to waive or render unnecessary Landlord's consent to or approval of any subsequent act by Tenant. Any waiver by Landlord of any default must be in writing and shall not be a waiver of any other default concerning the same or any other provision of this Lease.

29. LIMITATION OF LIABILITY.

In consideration of the benefits accruing hereunder, Tenant and all successors and assigns of Tenant covenant and agree that, in the event of any actual or alleged failure, breach or default hereunder by Landlord:

(a) The sole and exclusive remedy against Landlord shall be against the Landlord's interest in the Building;

(b) No partner of Landlord shall be sued or named as a party in any suit or action (except as may be necessary to secure jurisdiction of the partnership);

(c) No service of process shall be made against any partner of Landlord (except as may be necessary to secure jurisdiction of the partnership);

(d) No partner of Landlord shall be required to answer or otherwise plead to any service of process;

(e) No judgment may be taken against any partner of Landlord;

(f) Any judgment taken against any partner of Landlord may be vacated and set aside at any time after the fact;

(g) No writ of execution will ever be levied against the assets of any partner of Landlord;

(h) The obligations under this Lease do not constitute personal obligations of the individual partners, directors, officers or shareholders of Landlord, or the partners, directors, officers or shareholders of the partners of Landlord, and Tenant shall not seek recourse against any such persons or entities of Landlord or any of their personal assets for satisfaction of any liability in respect to this Lease; and

(i) These covenants and agreements are enforceable both by Landlord and also by any partner of Landlord.

Tenant agrees that each of the foregoing provisions shall be applicable to any covenant or agreement either expressly contained in this Lease or imposed by statute or at common law.

30. FORCE MAJEURE.

Landlord shall have no liability whatsoever to Tenant on account of (a) the inability or delay of Landlord in fulfilling any of Landlord's obligations under this Lease by reason of strike, other labor trouble, governmental controls in connection with a national or other public emergency, or shortages of fuel, supplies or labor resulting therefrom or any other cause, whether similar or dissimilar to the above, beyond Landlord's reasonable control; or (b) any failure or defect in the supply, quantity or character of electricity or water furnished to the Premises, by reason of any requirement, act or omission of the public utility or others furnishing the Project with electricity or water, or for any reason, whether similar or dissimilar to the above, beyond Landlord's reasonable control. If this Lease specifies a time period for performance of an obligation of Landlord, that time period shall be extended by the period of any delay in Landlord's performance caused by any of the events of force majeure described above.

31. PROFESSIONAL FEES.

(a) If Landlord should engage any professional including, without limitation, attorneys, appraisers, accountants, environmental or other consultants for the purpose of bringing suit for possession of the Premises, for the recovery of any sum due under this Lease, or because of the breach of any provisions of this Lease, or for any other relief against Tenant hereunder, or in the event of any other litigation between the parties with respect to this Lease, then all costs and expenses including, without limitation, actual professional fees such as appraisers', accountants', attorneys' and other consultants' fees, incurred by the prevailing party therein shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgment. If Landlord employs a collection agency to recover delinquent charges, Tenant agrees to pay all collection agency fees charged to Landlord in addition to rent, late charges, interest and other sums payable under this Lease.

(b) If Landlord is named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant's occupancy hereunder, Tenant shall pay to Landlord its costs and expenses incurred in such suit including, without limitation, its actual professional fees such as appraisers', accountants' and attorneys' fees.

32. EXAMINATION OF LEASE.

Submission of this instrument for examination or signature by Tenant shall not create a binding agreement between Landlord and Tenant nor shall it constitute a reservation or option to lease on the part of Tenant and this instrument shall not be effective as a lease and shall not create any obligations on the part of Landlord or Tenant until this Lease has been validly executed by, and delivered to, both Landlord and Tenant.

33. ESTOPPEL CERTIFICATE.

(a) Within ten (10) days following any written request which Landlord may make from time to time, Tenant shall execute and deliver to Landlord a statement, ("Estoppel Certificate") in a form substantially similar to the form of Exhibit E attached hereto or in such other form as Landlord's lender or purchaser may require, certifying: (i) the date of commencement of this Lease; (ii) the fact that this Lease is unmodified and in full force and effect (or, if there have been modifications, stating the nature and date of such modifications), (iii) the date to which the rent and other sums payable under this Lease have been paid; (iv) that there are no current defaults under this Lease by either Landlord or Tenant except as specified in Tenant's statement; and (v) such other matters requested by Landlord. Landlord and Tenant intend that any statement delivered pursuant to this Paragraph 33 may be relied upon by any mortgagee, beneficiary, purchaser or prospective purchaser of the Project or any interest therein.

(b) Tenant's failure to deliver such statement within such time shall be conclusive upon Tenant (i) that this Lease is in full force and effect, without modification except as may be represented by Landlord, (ii) that there are no uncured defaults in Landlord's performance, and (iii) that not more than one (1) month's rent has been paid in advance. Tenant's failure to deliver said statement to Landlord within ten (10) days of receipt shall constitute a default under this Lease and Landlord may, at Landlord's option, terminate this Lease.

(c) Tenant hereby irrevocably appoints Landlord as Tenant's attorney-in-fact, which appointment is coupled with an interest, to act in Tenant's name, place and stead to execute such Estoppel Certificate on Tenant's behalf.

34. RULES AND REGULATIONS.

Tenant shall faithfully observe and comply with the "Rules and Regulations", a copy of which is attached hereto and marked Exhibit F, and all reasonable and nondiscriminatory modifications thereof and additions thereto from time to time put into effect by Landlord. Landlord shall not be responsible to Tenant for the violation or non-performance by any other tenant or occupant of the Project of any of said Rules and Regulations.

35. LIENS.

Tenant shall, within ten (10) days after receiving notice of the filing of any mechanic's lien for material or work claimed to have been furnished to the Premises on Tenant's behalf or at Tenant's request, discharge the lien or post a bond equal to the amount of the disputed claim with a bonding company reasonably satisfactory to Landlord. If Tenant posts a bond, it shall contest the validity of the lien with all due diligence. Tenant shall indemnify, defend and hold Landlord harmless from any and all losses and costs incurred by Landlord as a result of any such liens attributable to Tenant. If Tenant does not discharge any lien or post a bond for such lien within such ten (10) day period, Landlord may discharge such lien at Tenant's expense and Tenant shall promptly reimburse Landlord for all costs incurred by Landlord in discharging such lien including, without limitation, attorney's fees and costs and interest on all sums expended at the maximum interest rate permitted by law. Tenant shall provide Landlord with not less than ten (10) days written notice of its intention to have work performed at or materials furnished to the Premises so that Landlord may post appropriate notices of non-responsibility.

36. MISCELLANEOUS PROVISIONS.

(a) **Time of Essence.** Time is of the essence of each provision of this Lease.

(b) **Successor.** This Lease shall be binding on and inure to the benefit of the parties and their successors, except as provided in **Paragraph 21** herein.

(c) **Landlord's Consent.** Any consent required by Landlord under this Lease must be granted in writing and may be withheld by Landlord in its sole and absolute discretion, unless otherwise expressly provided herein.

(d) **Commissions.** Each party represents that it has not had dealings with any real estate broker, finder or other person with respect to this Lease in any manner, except for the broker identified in **Subparagraph 1(p)**. If Tenant has dealt with any other person or real estate broker with respect to leasing or renting space in the Project, Tenant shall be solely responsible for the payment of any fees due said person or firm and Tenant shall hold Landlord free and harmless and indemnify and defend Landlord from any liabilities, damages or claims with respect thereto, including attorney's fees and costs.

(e) **Landlord's Successors.** In the event of a sale or conveyance by Landlord of the Project, the same shall operate to release Landlord from any liability under this Lease, and in such event Landlord's successor in interest shall be solely responsible for all obligations of Landlord under this Lease.



(f) PRIOR Agreement or Amendments. This lease contains all of the agreements of the parties hereto with respect to any matter covered or mentioned in this lease, and no prior agreement or unde4standing pertaining to any such matter shall be effective for any purpose. No provisions of this Lease may be amended or added to except by an agreement in writing signed by this parties hereto or their respective successors-in-interest.

(g) Recording. Tenant shall not record this lease nor a short form memorandum thereof without the consent of Landlord. Landlord may record a short form memorandum of this Lease and Tenant shall execute and acknowledge such form if requested to do so by Landlord.

(g) Separability. Any provision of this lease which shall prove to be invalid, void or illegal shall in not way affect, impair or invalidate any other provision hereof, and all other provisions of this Lease shall remain in full force and effect.

(j) Interpretation. This Lease shall be construed and interpreted in accordance with laws of the state in which the Premises are located. This Lease constitutes the entire agreement between the parties with respect to the Premises and the Project, except for such guarantees or modifications as may be executed in writing by parties from time to time. When required by the context of this Lease, the singular shall include the plural, and the masculine shall include the feminine and/or neuter. "Party" shall mean Landlord or Tenant. If more that one person or entity constitutes Landlord or Tenant, the obligations imposed upon that party shall be joint and several as to all persons or entities constituting such parties. The enforceability, invalidity or illegality of any provision shall not render the other provisions unenforcable, invalid or illegal.

(k) Mortgagee Protection. In the event of any default on the part of Landlord, Tenant will give notice by registered or certified mail to any beneficiary of a deed of trust, mortgagee, or ground lessor covering the Premises, and shall offer such beneficiary, mortgagee, or ground lessor, a reasonable opportunity to cure the default, including time to obtain possession of the Premises by power of sale or a judicial foreclosure, or in the event of a ground lessor, by appropriate judicial action, if such should prove necessary to effect a cure.

(l) Governing Law, This Lease shall be governed by and construed pursuant to the laws of the State of California.

IN WITNESS WHEREOF, the parties have executed this Lese as of the date first above written

LANDLORD: COPLEY BUSINESS PARK ASSOCIATES, a Massachusetts Limited Partnership

By: Third Singleton Corporation Date: 12-19-00

Its: General Partner

By: ____________________
J. Christopher Meyer

Its: President

TENANT: **FINANCIAL DATA SOLUTIONS, INC., a California Corporation**

By: ____________________ Date: 12-12-00
Print Name: Fred Mirzaian
Title: President

By: ____________________ Date: 12-12-00
Print Name: Frank J. Mercardante
Title: Chairman

Addendum to Lease dated November 14, 2000
By and Between Copley Business Park Associates (Landlord) and Financial Data Solutions, Inc. (Tenant).

37. TERM:

The Lease shall commence upon completion of the Tenant Constructed Improvements or February 1, 2001, whichever occurs first. If, however, the Tenant is unable to finish construction prior to February 1, 2000, due to either an act of God or extraordinary delays caused by governmental agencies, the commencement date (and Tenant's obligation to pay rent) shall be extended until such construction is substantially finished as to allow the Tenant to conduct business operations, so long as the new commencement date falls on or before March 1, 2001. The Lease Term shall expire upon the conclusion of the sixtieth (60th) full month of the Lease.

38. TENANT IMPROVEMENTS:

Landlord, at Landlord's sole cost and expense, shall make the following improvements to the space:

- Construct one (1) floor-to-ceiling demising wall between Unit 6 and Unit 7.
- Install distribution panel for 225A, 3-phase, 4-wire, 208V power.
- Provide any City required modifications to the fire sprinkler system.

39. OPTION TO EXTEND LEASE TERM:

Tenant shall be granted two (2), five (5) year options to renew the Lease at Fair Market Rental Rate. Base Rent during each option term shall incur one midterm CPI increase. Said option shall be exercisable by Tenant in writing no earlier than twelve (12) months and no later than six (6) months prior to the expiration of the primary Lease Term. Said option rent shall not be less than Tenant's current Base Rent at the time the option is exercised.



Initial

ARTICLE I
GRANT AND BASIC TERMS

This Article One contains the Basic Terms of this Lease between the Landlord and Tenant named below. Other Articles, Sections and Paragraphs of the Lease referred to in this Article One explain and define the Basic Terms and are to be read in conjunction with the Basic Terms.

Section 1.01 **Effective Date of Lease:** May 17, 1999

Section 1.02 **Landlord:** **VILLA ENCINITAS PLAZA, LTD.**
Address for Notices:
a California Limited Partnership
P.O. Box 13293
La Jolla, CA 92039-3293
Tel: (619) 282-7300 Fax (619) 282-7377

Section 1.03 **Tenant:** **SOUTHWEST COMMUNITY BANK,**
a California Banking Corporation
dba: **SOUTHWEST COMMUNITY BANK**

Address for Notices:
277 North El Camino Real
Encinitas, CA 92024
Tel (760) 634-3400 Fax (760) 634-6408

Section 1.04 **Premises.**
In consideration of the rents, covenants and agreements on the part of Tenant to be paid and performed, the Landlord leases to the Tenant, and Tenant leases from Landlord, for the Term, at the rental and upon the conditions of this Lease, that certain retail space (referred to herein as the "Premises") now or hereafter to be erected in the **Villa Encinitas Plaza Shopping Center** (herein called the "Shopping Center) in **Encinitas** (City) **San Diego** (County) **California** (State). The location of the Premises is outlined in red on the site plan of the Shopping Center attached hereto as Exhibit "A" and made a part hereof, and otherwise known as **267 El Camino Real**, **Suite K, Bldg # B** (address), said Premises being agreed for purposes of this Lease, to have an area of **approximately 1,330** square feet. Tenant acknowledges that the site plan shown on Exhibit "A" is tentative and that Landlord may change the shape, size, location, number and extent of the improvements shown thereon and eliminate or add any improvements to any portion of the Shopping Center as provided in Article VII herein.

Section 1.05 **Length of Term.**
The Term of this Lease shall be for **Five (5) *** years and **-0-** months with the Term commencing at 8:00 A.M. on the Commencement Date and terminating at 5:00 P.M. on the last day of the Term, unless ~~sooner~~ terminated under any provision hereof. ***See Addendum, Rider #1, Section 18.22 Option**

INITIAL

Section 1.06 **Commencement of Term.** **July 1, 1999**
The Term of this Lease, and Tenant's obligation to pay rent, shall commence ~~on the earlier of the following~~ ~~dates:~~

~~(a) The date which is thirty (30) days after the Landlord, or the Landlord's supervising architect or other agent so authorized in writing by Landlord, notifies the Tenant in writing that the Premises are ready for occupancy, or the~~

~~(b) the date on which the Tenant shall open the Premises for business to the public, whichever shall first occur.~~ Tenant shall occupy the Premises within thirty (30) days after the date of the notice provided for in this Section 1.06, and shall actively conduct business continuously in the Premises.

INITIAL

In the event that the expiration of the said thirty (30) day period does not occur on the first day of the month, or the Tenant shall have opened the Premises for business to the public on a day other than the first day of the month, then the Term hereunder shall commence on the first day of the month next succeeding the expiration of said thirty (30) day period, or next succeeding the opening of the Premises for business. In that event, however, the Tenant shall pay rent for [the fractional month on a per diem basis (calculated on the basis of a thirty day month) until the first day of the month when the Term hereunder commences (but the percentage rent shall be paid in accordance with Section 3.03 hereof); and thereafter the minimum rent shall be paid in equal monthly installments on the first day of each and every month in advance. All Lease expirations, renewal dates, notices of options to renew, and any other provision hereof relating to the Commencement Date of this Lease shall be determined by reference to the Commencement Date as herein defined, which in all cases shall be the first day of the month. Landlord shall not be liable to Tenant if Landlord does not deliver possession of the Premises to Tenant on the first date specified in this Section 1.06.

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Section 1.07 Acknowledgment of Commencement Date.
When the commencement and expiration date of the Lease Term have been ascertained pursuant to Section 1.06 and Article II herein, the parties shall immediately execute a confirmation of said dates and the Term of this Lease in the form and content as set forth in Exhibit "X" attached hereto and made a part hereof.

Section 1.08 Permitted Uses.
The Premises shall be used and occupied only for **Bank Offices. See Rider #1, Section 1.08.**.(See Article VIII.)

Section 1.09 Tenant's Guarantor.
(If none, so state.) **none**

Section 1.10 Initial Security Deposit.
(See Section 3.05) **~~$ 3,592.00 (Three~~ Thousand ~~Five~~ Hundred Ninety-~~two~~ and no/100 Dollars).** $1,796.- One Seven Six

Section 1.11 Rent and Other Charges Payable by Tenant.

(a) **MINIMUM MONTHLY RENT One Thousand Seven Hundred Ninety-six & no/100 ($1,796.00)** per month for the first twelve (12) months, as provided in Section 3.01 herein, and shall be increased annually on the day and the month on which the Commencement Date occurs in each consecutive year following the Commencement Date ("Anniversary Date"), either (i)) in accordance with the increase in the United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index for Urban Wage Earners and Clerical Workers (all Items for the Los Angeles-Long Beach Statistical Area on the basis of 1967 = 100 (the "index), as provided in Section 3.02, ~~or (ii)~~ If (ii) is completed, then (i) and Section 3.02 are inapplicable.

(b) **OTHER PERIODIC PAYMENTS**. Impounds for Operating Costs (See Section 4.08) including, without limitation, Taxes, Utilities, Insurance Premiums, or other Common Area Charges. The initial monthly impound charge for such Operating Costs is **$ 399.00 - Three Hundred Ninety-nine and no/100 Dollars.**

Section 1.12 Excuse of Landlord's Performance.
Anything in this Lease to the contrary notwithstanding, providing such occurrence is not due to the willful act or neglect of Landlord, Landlord shall not be deemed in default with respect to the performance of any of the terms, covenants and conditions or this Lease if same shall be due to any strike, lockout, civil commotion, war-like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain any material, service or financing, rain or muddy conditions, through act of God or other cause beyond the control of Landlord.

Section 1.13 Riders.
The following Riders are attached to and made a part of this Lease: (If none, so state) **Rider #1 – 4 Section 18.19 - 18.27**.

ARTICLE II
LEASE TERM

Section 2.01 Lease of Premises For Lease Term
Landlord leases the Premises to Tenant and Tenant leases the Premises from Landlord for the Lease Term. The Lease Term is for the period stated in Section 1.05 above and shall begin and end on the dates specified in Section 1.06 above, unless the beginning or end of the Lease Term is changed under any provision of this Lease. The "Commencement Date" shall be the date specified in Section 1.05 above for the beginning of the Lease Term, unless advanced or delayed under any provision of this Lease.

Section 2.02 Delay in Completion
~~In the event the Premises herein demised are not completed on or before the ____ day of ____, 19____, this Lease shall be deemed null and void at the election of either party by notice in writing within ten (10) days from said date, and any security deposit shall be returned to Tenant. The aforementioned date shall be automatically extended for a reasonable period of time provided Landlord is diligently pursuing the completion of the Premises. Should either party elect to declare this Lease null and void as herein provided, Landlord shall, upon a return of the Tenant's security deposit, have no further obligations to Tenant for damages of any kind in connection with a failure to complete construction on the Premises by the date hereinabove specified.~~

Section 2.03 Early Occupancy
If Tenant occupies the Premises prior to the Commencement Date, Tenant's occupancy of the Premises shall be subject to all of the provisions of this Lease. Early occupancy of the Premises shall not advance the expiration date of this Lease. ~~Tenant shall pay Minimum Monthly Rent and all other charges specified in this Lease for the early occupancy period.~~

Section 2.04 Holding Over.
Tenant shall vacate the Premises upon the expiration or earlier termination of this Lease. Tenant shall reimburse Landlord for and indemnify Landlord against all damages incurred by Landlord from any delay by Tenant in

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vacating the Premises. If Tenant remains in possession of all or any part of the Premises after the expiration of the term hereof, with or without the express or implied consent of Landlord, such tenancy shall be from month-to-month only and not a renewal hereof or an extension for any further term, and in such case, ~~Minimum Monthly Rent then in effect shall be increased by twenty-five percent (25%) and other monetary sums due hereunder shall be payable in the amount and at the time specified in this Lease, and~~ such month-to-month tenancy shall be subject to every other term, covenant and agreement contained herein, except that the month-to-month tenancy will be terminable on thirty (30) days notice given at any time by either party.

Section 2.05 **Surrender of Premises.** Upon the termination of this Lease, Tenant shall surrender the Premises to Landlord in the condition specified in and according to Section 11.06.

Section 2.06 **Successors.** All rights and liabilities herein given to, or imposed upon, the respective parties hereto shall extend to and bind the several respective heirs, executors, administrators, successors, and assigns of the said parties; and if there shall be more than one Tenant, they shall all be bound jointly and severally by the terms, covenants and agreements herein. No rights, however, shall inure to the benefit of any assignee of Tenant unless the assignment to such assignee has been approved by Landlord in writing as provided in Section 14.01 hereof.

ARTICLE III
MINIMUM MONTHLY RENT

Section 3.01 **Time and Manner of Payment.** Upon execution of this Lease, Tenant shall pay Landlord the Minimum Monthly Rent in the amount stated in Section 1.11(a) above for the first month of the Lease Term. On the first day of the second month of the Lease Term and each month thereafter, Tenant shall pay Landlord the Minimum Monthly Rent, and any other charges and sums provided for herein as Additional Rent, in advance, without offset, deduction or prior demand. All such rents and charges shall be payable at Landlord's address or at such other place as Landlord may designate in writing.

Section 3.02 **Cost of Living Increases.** The Minimum Monthly Rent shall be increased at the times specified in Section 1.11(a) above, in proportion to the increase in the Index which has occurred between the first month of the Lease Term and the Anniversary Date. Landlord shall notify Tenant of each increase by delivering a written statement setting forth the Index for the first month of the Lease Term, the Index for the Anniversary Date, the percentage increase between those two Indexes, and the new amount of the Minimum Monthly Rent. In no event however, shall the Minimum Monthly Rent be increased more than five percent (5%) over the last previously adjusted Minimum Monthly Rent. Tenant shall pay the new Minimum Monthly Rent from its effective date, i.e., the Anniversary Date, until the next periodic increase. Landlord's notice may be given after the effective date of the increase since the Index for the appropriate month may be unavailable on the effective date. In such event, Tenant shall pay monthly rent in the amount required for the previous lease year plus an additional five percent (5%) until the Index figures are available. Once the Index figures are available and the adjustment has been computed, the Tenant shall pay Landlord the necessary rental adjustment for the months elapsed between the effective date of the increase and Landlord's notice of such increase within ten (10) days after Landlord's notice. If the format or components of the Index are materially changed after the date of this Lease, Landlord shall substitute an index which is published by the Bureau of Labor Statistics or similar agency and which is most nearly equivalent to the Index in effect on the date of this Lease. Landlord shall notify Tenant of the substituted index, which shall be used to calculate the increase in the Minimum Monthly Rent unless Tenant objects in writing within fifteen (15) days after receipt of Landlord's notice. If Tenant objects, the substitute index shall be determined in accordance with the rules and regulations of the American Arbitration Association. The cost of such arbitration shall be borne equally by Landlord and Tenant.

~~**Section 3.03** **Percentage Rent.**~~

(a) In addition to the payment of the Minimum Monthly Rent as hereinbefore provided, Tenant shall pay to the Landlord, in the manner and upon the conditions and at the times hereinafter set forth, during each year of the Term hereof, as Additional Rent, Eight (8 %) percent of the amount, if any, by which the gross receipts as hereinafter defined, from all business done on and from the Premises, exceed the annual fixed minimum rent. The percentage rent shall be payable monthly as hereinafter provided, at the office of the Landlord or such other place as Landlord may designate, without any prior demand therefor, and without any set-off or ~~deduction whatsoever.~~

~~(b) The said percentage rent shall become due and payable fifteen (15)~~ days after the last day of each monthly period of the Term of this Lease with respect to gross receipts during said monthly period. The amount of the monthly payment of percentage rent shall be equal to the amount, if any, by which the percentage [set out in Section 3.03(a)] of the gross receipts for said month exceeds one-twelfth (1/12) of the annual Minimum Monthly Rent. If, at the end of any lease year, the total amount of rent paid by the Tenant exceeds the total amount of fixed and percentage rent required to be paid by the Tenant during such lease year, the Tenant shall receive a credit equivalent to such excess, which may be deducted by the Tenant from the next percentage payment due under this Lease.

(c) The term "lease year" as used herein shall mean the twelve (12) month period beginning with the commencement of the term of this Lease as hereinbefore determined in Section 1.05, and each successive twelve (12) month period thereafter during the term of this Lease.

(d) In the event that the Tenant actually engaged in business prior to the commencement of the Term, then the period prior to the commencement of the Term when the Tenant is actually engaged in business (which shall not exceed one month) shall be added to and included in the first lease year of this term, it being the intention of the parties that percentage rent shall be paid on all gross sales in excess of the specified ~~amounts whether made from the Premises prior to or during the first lease year.~~

~~Section 3.04 Gross Receipts Defined. The term "gross receipts" as used~~ herein is hereby defined to mean gross sales of Tenant and of all licensees, concessionaires and subtenants, from all business conducted upon or from the Premises or elsewhere, and whether such business be conducted by Tenant or by any licensees, concessionaires, or subtenants, and whether such sales be evidenced by check, credit, charge account, exchange or otherwise, and shall include, but not be limited to, the amounts received from the sale of goods, wares and merchandise and for services performed on or at the Premises, together with the amount of all orders taken or received at the Premises, whether such orders be filled from the Premises or elsewhere, and whether such sales be made by means of merchandise or other vending devices in the Premises. If any one or more departments or other divisions of Tenant's business shall be sublet by Tenant or conducted by any person, firm or corporation other than Tenant, then there shall be included in gross receipts for the purpose of fixing the percentage rent payable hereunder all the gross sales of such departments or divisions, whether such sales be made at the Premises or elsewhere, in the same manner and with the same effect as if the business or sales of such departments and divisions of Tenant's business had been conducted by Tenant itself. Gross sales shall not include sales of merchandise for which cash has been refunded, or allowances made on merchandise claimed to be defective or unsatisfactory, provided they shall have been included in gross sales; and there shall be deducted from gross sales the sales price of merchandise returned by customers for exchange, provided that the sales price of merchandise delivered to the customer in exchange shall be included in gross sales. Gross receipts shall not include the amount of any sales, use or gross receipts tax imposed by any federal, state, municipal or governmental authority directly on sales and collected from customers, provided that the amount thereof is added to the selling price or absorbed therein, and paid by the Tenant to such governmental authority. No franchise or capital stock tax and no income or similar tax based upon income or profits as such shall be deducted from gross receipts in ~~any event whatever.~~

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Section 3.05 Security Deposit Increases.

(a) Upon the execution of this Lease, Tenant shall deposit with Landlord a cash Security Deposit in the amount set forth in Section 1.10 above. Landlord may apply all or part of the Security Deposit to any unpaid rent or other charges due from Tenant or to cure any other defaults of Tenant. If Landlord uses any part of the Security Deposit, Tenant shall restore the Security Deposit to its full amount within ten (10) days after Landlord's written request. Tenant's failure to do so shall be a material default under this Lease. No interest shall be paid on the Security Deposit. Landlord shall not be required to keep the Security Deposit separate from its other accounts and no trust relationship is created with respect to the Security Deposit.

~~(b) Each time the Minimum Monthly Rent is increased, Tenant shall~~ deposit additional funds with Landlord sufficient to increase the Security Deposit to an amount which bears the same relationship to the adjusted Minimum Monthly Rent as the ~~initial Security Deposit bore to the initial Minimum Monthly Rent.~~

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(c) Landlord may deliver the funds deposited hereunder by Tenant to a purchaser of Landlord's interest in the Premises, in the event that such interest be sold;

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and thereupon Landlord shall be discharged from any further liability with respect to such Security Deposit, except as may otherwise be agreed upon in writing.

Section 3.06 **Termination; Advance Payments.** Upon termination of this Lease under Article XII (Damage or Destruction), Article XIII (Condemnation) or any other termination not resulting from Tenant's default, and after Tenant has vacated the Premises in the manner required by this Lease, an equitable adjustment shall be made concerning advance rent, any other advance payments made by Tenant to Landlord, and accrued real property taxes, and Landlord shall refund the unused portion of the Security Deposit to Tenant or Tenant's successor.

ARTICLE IV
OTHER CHARGES PAYABLE BY TENANT

Section 4.01 **Additional Rent.** All charges payable by Tenant other than Minimum Monthly Rent are called "Additional Rent." Unless this Lease provides otherwise, all Additional Rent shall be paid with the next monthly installment of Minimum Monthly Rent. The term "rent" shall mean Minimum Monthly Rent and Additional Rent.

Section 4.02 . **Real Property Taxes.**

(a) **Payment of Taxes.** Tenant agrees to pay Tenant's pro rata share of all real property taxes, as hereinafter defined, and assessments which may be levied or assessed by any lawful authority against the land on which buildings are located and improvements thereon in the Shopping Center (collectively referred to as "real property taxes"). Tenant shall pay said taxes upon receipt from Landlord of a statement delineating Tenant's share of said taxes and said share shall be paid within five (5) days after receipt of said statement. Landlord shall have the right to collect and impound such real estate taxes from Tenant on a monthly or quarterly basis for Tenant's account based upon Landlord's reasonable estimate of real estate taxes next due, and Tenant shall pay to Landlord such real estate tax impound upon the basis and at the times hereinbefore described. Tenant's pro rata share shall be apportioned according to the floor area of the Premises as it relates to the total floor area of the building or buildings which include the Premises. All taxes for the year in which this Lease commences shall be apportioned and adjusted.

(b) **Definition of "Real Property Tax."** "Real Property Tax" means: (i) any fee, license fee, license tax, business license fee, commercial rental tax, levy, charge, assessment, penalty or tax (other than inheritance or estate taxes) imposed by any authority having the direct or indirect power to tax, including any city, county, state or federal government, or any school, agriculture, lighting, drainage or other improvement district thereof, as against any legal or equitable interest of Landlord in the Premises; (ii) any tax on the Landlord's right to receive, or the receipt of, rent or income from the Premises or against Landlord's business of leasing the Premises; (iii) any tax or charge for fire protection, streets, sidewalks, road maintenance, refuse or other services provided to the Premises by any governmental agency; (iv) any tax imposed upon this transaction or based upon a reassessment of the Premises due to a change in ownership or transfer of all or part of Landlord's interest in the Premises; and (v) any charge or fee replacing any tax previously included within the definition of Real Property Tax. "Real Property Tax" does not, however, include Landlord's federal or state income, franchise, inheritance or estate taxes.

(c) **Tenant's Right to Contest Taxes.** Tenant may attempt to have the assessed valuation of the Premises reduced or may initiate proceedings to contest the Real Property Tax. If required by law, Landlord shall join in the proceedings brought by Tenant. However, Tenant shall pay all costs of the proceedings, including any costs or fees incurred by Landlord. Upon the final determination of any proceeding or contest, Tenant shall immediately pay the Real Property Tax due, together with all costs, charges, interest and penalties incidental to the proceedings. If Tenant does not pay the Real Property Tax when due and contests such taxes, Tenant shall not be in default under this Lease for nonpayment of such taxes if Tenant deposits funds with Landlord or opens an interest bearing account reasonably acceptable to Landlord in the joint names of Landlord and Tenant. The amount of such deposit shall be sufficient to pay the Real Property Tax plus a reasonable estimate of the interest, costs, charges and penalties which may accrue if Tenant's action is unsuccessful, less any applicable tax impounds previously paid by Tenant to Landlord. The deposit shall be applied to the Real Property Tax due, as determined at such proceedings. The Real Property Tax shall be paid under protest from such deposit if such payment under protest is necessary to prevent the Premises from being sold under a "tax sale" or similar enforcement proceeding.


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Section 4.03 Personal Property Taxes.

(a) Tenant shall pay prior to delinquency all taxes charged against trade fixtures, furnishings, equipment or any other personal property belonging to Tenant. Tenant shall attempt to have such personal property taxed separately from the Premises.

(b) If any such taxes on Tenant's personal property are levied against Landlord or Landlord's property, or if the assessed value of the Premises is increased by the inclusion therein of a value placed upon such personal property or trade fixtures of Tenant, then Landlord, after written notice to Tenant, shall have the right to pay the taxes based upon such increased assessments, regardless of the validity thereof, but only under proper protest if requested by Tenant in writing. If Landlord shall do so, then Tenant shall, upon demand, repay to Landlord the taxes levied against Landlord, or the proportion of such taxes resulting from such increase in the assessment. In any such event, however, Tenant, at Tenant's sole cost and expense, shall have the right, in the name of Landlord and with Landlord's full cooperation, to bring suit in any court of competent jurisdiction to recover the amount of any such taxes so paid under protest; any amount so recovered to belong to Tenant.

(c) If any of Tenant's personal property is taxed with the Property, Tenant shall pay Landlord the taxes for the personal property within fifteen (15) days after Tenant receives a written statement from Landlord for such personal property taxes.

Section 4.04 **Utilities.** Tenant shall pay directly to the appropriate supplier the cost of all natural gas, heat, light, power, sewer service, telephone, water, refuse disposal and other utilities and services supplied to the Premises. Maintenance for any heating or air conditioning equipment and ducts on the Premises shall be furnished by Landlord, and Tenant, upon presentation of a bill therefore, shall pay Landlord, or its agent or assigns, for such maintenance service. If any services or utilities are jointly metered with other properties, Landlord shall determine and the Tenant shall pay, the Tenant's pro rata share of the monthly costs of such utilities and services. The Tenant's pro rata share shall be determined by the ratio of the square footage of the Premises as compared to the square footage of all the property subject to the common metering. In the event Tenant shall require such services or utilities in excess of that usually furnished or supplied for use of the Premises as general retail space, Tenant shall pay a reasonable proportion, to be determined by Landlord, of all such jointly metered charges. The Tenant shall pay such charges within five (5) days of notification of the amount by the Landlord. Landlord reserves the right to require Tenant to install and maintain, at Tenant's sole expense, separate meters for any public utility servicing the Premises for which a separate meter is not presently installed.

Section 4.05 Cost of Maintenance of Common Areas.

(a) **Tenant to Bear Pro Rata Share of Expense.** In each lease year, as defined in Section 3.03(c) hereof, Tenant will pay to Landlord, in addition to the rentals specified in Article II hereof, as further Additional Rent, subject to the limitation hereinafter set forth, a proportion of the Shopping Center's operating cost, hereinafter defined, based upon the ratio of the square feet of the Premises to the total leasable square feet of all the building space in the Shopping Center.

(b) **Operating Cost.** For the purpose of this Section 4.05, the "Shopping Center's operating cost" means the total cost and expense incurred in operating and maintaining the common facilities, hereinafter defined, actually used or available for use by Tenant and the employees, agents, servants, customers and other invitees of Tenant, specifically including, without limitation, gardening and landscaping, the cost of liability and property damage insurance, repairs, roof maintenance, line painting, painting, utilities, sanitary control, pest control, removal of trash, rubbish, garbage and other refuse, reasonable reserves for replacements and repairs, property management, bookkeeping, Real Property Taxes and assessments thereon, and the cost of personnel to implement such services, to direct parking, and to police the common facilities. In addition, said operating costs shall include an administrative charge equal to ten percent (10%) of the actal operating costs and this charge shall be subsumed in and billed as a part of the common area expenses as Additional Rent. "Common facilities" means all areas, space, equipment and special services provided by Landlord for the common or joint use and benefit of the occupants of the Shopping Center, their employees, agents, servants, customers and other invitees, including without limitation parking areas, access roads, driveways, retaining walls, landscaped areas, truck serviceways or tunnels, loading docks, pedestrian malls, courts, stairs, ramps and sidewalks, comfort and first aid stations, washrooms and parcel pick-up stations.

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(c) The Additional Rent provided to be paid in this Section 4.05 shall be computed by Landlord on a monthly or quarterly basis, and shall be paid by Tenant promptly upon receipt of monthly or quarterly bills therefor from Landlord without any deduction or set-off whatever.

(d) Changes in the square footage of the Premises occurring during any monthly period shall be effective on the first day of the next succeeding monthly period, and the amount of any square footage in effect for the whole of any quarterly period shall be the average of the total amounts in effect on the first day of each calendar month in such quarterly period.

Section 4.06 Insurance Premiums.

(a) **Liability Insurance.** During the Lease Term, Landlord shall maintain a policy of comprehensive public liability insurance at Tenant's expense, insuring Landlord against liability arising out of the ownership, use, occupancy or maintenance of the Premises, the sidewalks in front of the Premises, and the business operated by Tenant and any subtenants of Tenant in the Premises. The initial amount of such insurance shall be at least One Million Dollars ($1,000,000) combined single limit bodily injury, property damage and personal injury, and shall be subject to periodic increase based upon inflation, increased liability awards, recommendations of professional insurance advisers, and other relevant factors. However, the amount of such insurance shall not limit Tenant's liability nor relieve Tenant of any obligation hereunder. The policy shall contain cross-liability endorsements, if applicable, and shall insure Tenant's performance of the indemnity provisions of Section 8.04. Tenant shall, at Tenant's expense, maintain such other liability insurance as set forth herein or as Tenant deems necessary to protect Tenant.

(b) Hazard and Rental Income Insurance. During the Lease Term, Landlord shall maintain policies of insurance at Tenant's expense, covering loss of or damage to the Premises in the full amount of its replacement value. Such policies shall provide protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief, and may include endorsements or coverage for special extended perils (all risk), sprinkler leakage, inflation guard, and any other perils (including flood and earthquake), which Landlord deems necessary. Landlord may obtain insurance coverage for Tenant's fixtures, equipment or building improvements installed by Tenant in or on the Premises. Tenant shall, at Tenant's expense, maintain such primary or additional insurance on its fixtures, equipment and building improvements as Tenant deems necessary to protect its interest. During the Lease Term, Landlord may also maintain a rental income insurance policy at Tenant's expense, with loss payable to Landlord in an amount equal to one year's Minimum Monthly Rent (as adjusted periodically), plus estimated Real Property Taxes and insurance premiums. Tenant shall not do or permit to be done anything which invalidates any such insurance policies.

(c) Insurance of Improvements. Tenant shall at all times maintain fire insurance with extended coverage in the name of the Landlord and the Tenant, in an amount adequate to cover the cost of replacement of all trade fixtures, alterations, decorations, additions or improvements made to the Premises by Tenant or by Landlord on Tenant's behalf in the event of fire or extended coverage loss. Such insurance policy shall be maintained with an insurance company approved by Landlord. Tenant shall deliver to the Landlord certificates of such fire insurance policies which shall contain a clause requiring the insurer to give the Landlord thirty (30) days written notice of cancellation of such policies.

(d) **Payment of Premiums; Insurance Policies.** Tenant shall pay all premiums for the insurance policies covering the Premises described in Paragraphs 4.06(a), (b) and (c) within fifteen (15) days after receipt by Tenant of a copy of the premium statement or other evidence of the amount due. If the insurance policies maintained by Landlord cover improvements or real property other than the Premises, Landlord shall also deliver to Tenant a statement of the amount of the premiums applicable to the Premises showing, in reasonable detail, how such amount was computed. If the Lease Term expires before the expiration of the insurance policy period, Tenant's liability for insurance premiums shall be prorated on an annual basis. Tenant shall be liable for the payment of any deductible amount under Landlord's insurance policies.

(e) Increase in Fire Insurance Premium. Tenant agrees that it will not keep, use, manufacture, assemble, sell or offer for sale in or upon the Premises any article which may be prohibited by the standard form of fire insurance policy. Tenant agrees to pay any increase in premiums for fire and extended coverage insurance that may be charged during the Term of this Lease on the amount of such insurance which may be carried by Landlord on said Premises or the building of which it is a part, resulting from the acts or omission of the Tenant, its agents, servants or employees, or the use or occupancy of the Premises by the Tenant or from the type of materials or

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products stored, manufactured, assembled or sold by Tenant in the Premises, whether or not Landlord has consented to the same. In determining whether increased premiums are the result of Tenant's use of the Premises, a schedule, issued by the organization making the insurance rate on the property, showing the various components of such rate, shall be conclusive evidence of the several items and charges which make up the fire insurance rate on the Premises.

(f) **Plate Glass.** Landlord shall replace, at the expense of Tenant, any and all plate and other glass, frames or glazing damaged or broken from any cause whatsoever in and about the Premises.

(g) **Boiler Insurance.** Tenant hereby agrees, at Tenant's expense and during the entire Term hereof, to obtain and keep in full force and effect a policy of boiler broad form insurance, if any is applicable, in the amount of One Hundred Fifty Thousand Dollars ($150,000.00). The policy shall name Landlord and Tenant as insureds, and shall contain a clause that the insurer will not cancel or change the insurance without first giving the Landlord thirty (30) days prior written notice. The insurance shall be with an insurance company approved by Landlord and a copy of the policy or certificate of insurance shall be delivered to Landlord no later than the commencement date hereof.

(h) **Waiver of Subrogation.** Landlord and Tenant each hereby waive any and all rights of recovery against the other or against the officers, employees, agents and representatives of the other, on account of loss or damage occasioned to such waiving party or its property or the property of others under its control, to the extent that such loss or damage is insured against under any fire and extended coverage insurance policy which either may have in force at the time of such loss or damage. Tenant shall, upon the policies of insurance required under this Lease, give notice to the insurance carrier or carriers that the foregoing mutual waiver of subrogation is contained in this Lease.

(i) **Form of Policies.** All policies shall be written in a form satisfactory to Landlord and shall be maintained with insurance companies holding a "General Policyholder's Rating" of A, and a financial rating of X, or better, as set forth in the most current issue of "Best's Insurance Guide." Tenant shall deliver to Landlord copies of policies or certificates evidencing the existence of the amounts and forms of coverage satisfactory to Landlord. No such policy shall be cancellable or reducible in coverage except after thirty (30) days prior written notice to Landlord. Tenant shall, within ten (10) days prior to the expiration of such policies, furnish Landlord with renewals or "binders" thereof, or Landlord may order such insurance and charge the cost thereof to Tenant as Additional Rent.

Section 4.07 **Interest on Past Due Obligations.** Any amount owed by Tenant to Landlord which is not paid when due shall bear interest at the rate of fifteen percent (15%) per annum from the due date of such amount. However, interest shall not be payable on late charges to be paid by Tenant under this Lease. The payment of interest on such amounts shall not excuse or cure any default by Tenant under this Lease. If the interest rate specified in this Lease is higher than the rate permitted by law, the interest rate is hereby decreased to the maximum legal interest rate permitted by law.

Section 4.08 **Impounds for Operating Costs.** Landlord shall have the right to collect and impound Tenant's pro rata share of any or all operating costs or other charges provided for under this Article IV including, without limitation, insurance premiums and/or real property or other taxes, on a monthly basis. Such impounds shall be based on Landlord's reasonable estimate of the costs, charges or premiums next due, and shall be paid by Tenant as Additional Rent upon the basis and at the times hereinbefore described. Such payments shall be paid to Landlord and held in an impound account with no obligation to pay the Tenant interest thereon. Any deficiency of funds in the impound account shall be paid by Tenant to Landlord with fifteen (15) days of notification of the amount of the deficiency by Landlord. Tenant's failure to pay such deficiency to Landlord within such fifteen (15) day period shall constitute a breach of this Lease and entitle Landlord to any and all remedies available under this Lease or applicable law. If Tenant defaults under this Lease, Landlord may apply any funds in the impound account to any obligation then due under this Lease without waiving any other remedy available under the Lease or applicable law.

~~ARTICLE V~~
~~RECORDS AND BOOKS OF ACCOUNT~~

~~**Section 5.01** **Tenant's Records.** For the purposes of ascertaining the amount payable as rent, Tenant agrees to prepare and keep on the Premises for a period of not less than two (2) years following the end of each lease year adequate records which shall show inventories and receipts of merchandise at the Premises, and daily receipts from all~~

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sales and other transactions on the Premises by Tenant and any other persons conducting any business upon said Premises. Tenant shall record at the time of the sale, in the presence of the customer, all receipts from sales or other transactions whether for cash or credit in a cash register or in cash registers having a cumulative total which shall be sealed in a manner approved by Landlord, and having such other features as shall be approved by Landlord. Tenant further agrees to keep on the Premises for at least two (2) years following the end of each lease year all pertinent original sales records. Pertinent original sales records shall include: (a) cash register tapes, including tapes from temporary registers; (b) serially numbered sales slips; (c) the originals of all mail orders at and to the Premises; (d) the original records of all telephone orders at and to the Premises; (e) settlement report sheets of transactions with subtenants, concessionaires and licensees; (f) the original records showing that merchandise returned by customers was purchased at the Premises by such customers; (g) memorandum receipts or other records of merchandise taken out on approval; (h) such other sales records, if any, which would normally be examined by an independent accountant pursuant to accepted auditing standards in performing an audit of Tenant's sales; and (i) the records specified in (a) to (h) above of subtenants, assignees, concessionaries, or licensees.

Section 5.02 Reports by Tenant. Within fifteen (15) days after the end of each calendar month of the Term hereof, commencing with the fifteenth (15th) day of the month following the commencement of Lease Term (as hereinabove provided), and ending with the fifteenth (15th) day of the month next succeeding the last month of the Lease Term, Tenant shall furnish to Landlord at the place then fixed for the payment of rent, a statement in writing, certified by Tenant to be correct, showing in reasonably accurate detail, the amount of gross receipts made in, upon, or from the Premises during the preceding calendar month. Tenant shall submit to the Landlord on or before the sixtieth (60th) day following the end of each lease year at the place then fixed for the payment of rent a certified copy of Tenant's sales tax return and a statement in writing, certified by Tenant to be correct, showing the amount of gross receipts during the preceding lease year, and duly certified to Tenant by an independent public accountant of recognized standing. The statements referred to herein shall be in such form and style and contain such details and breakdown as Landlord may reasonably determine.

ARTICLE VI
AUDIT

Section 6.01 Right to Examine Books. The acceptance by Landlord of payments of percentage rent shall be without prejudice to the Landlord's right to an examination of the Tenant's books and records of its gross receipts, tax returns, and inventories of merchandise in the Premises in order to verify the amount of annual gross receipts received by the Tenant in and from the Premises.

Section 6.02 Audit. At its option, Landlord may cause, at any reasonable time upon five (5) days prior written notice to Tenant, a complete audit to be made of Tenant's entire business affairs and records relating to the Premises for the period covered by any statement issued by the Tenant as above set forth. If such audit shall disclose a liability for rent to the extent of five percent (5%) or more in excess of the rentals theretofore computed and paid by Tenant for such period, Tenant shall promptly pay to Landlord the cost of said audit in addition to the deficiency, which deficiency shall be payable in any event, and, in addition, Landlord at its option may treat Tenant's conduct as a material breach of this Lease. Landlord shall have the further remedy of terminating this Lease. Any information obtained by Landlord as a result of such audit shall be held in strict confidence by Landlord.

ARTICLE VII
CONSTRUCTION OF PREMISES

Section 7.01 Landlord and Tenant Improvements. If construction of the improvements on the Premises has been completed on the date of this Lease, Tenant hereby represents and warrants to Landlord that Tenant has inspected the Premises and accepts such Premises in the condition existing as of the date hereof. If construction of the improvements on the Premises have not been completed by the date of this Lease, Landlord shall, at its cost and expense, pursue to completion the improvements to be erected by Landlord as shown on the attached Exhibit "B" labeled "Description of Landlord's Work and Tenant's Work." Tenant shall commence the installation of fixtures, equipment and shall perform any of Tenant's work as set forth on said Exhibit "B," promptly upon substantial completion of Landlord's work on the Premises and shall diligently pursue such installation and performance to completion. If the Landlord performs any such installation or construction shown on Exhibit "B" as the Tenant's work, the Tenant shall pay any cost or expense of the Landlord so incurred within fifteen (15) days after receipt of a bill therefore. Said bill will be based upon Landlord's costs and expenses plus supervision, and architectural expenses, if any.

Within fifteen (15) days of Landlord's written request to do so, Tenant shall deliver plans and specifications with respect to Tenant's leasehold improvements to the Landlord or Landlord's architect. Said plans and specifications shall conform in all respects with the agreements of the Landlord and the Tenant as outlined in Exhibit "B" hereto. In the event Tenant does not deliver said plans and specifications as agreed herein, Landlord shall have the right, at its sole discretion, to immediately cancel this Lease. Nothing herein contained shall limit any other remedy of Landlord.

Section 7.02 **Parking Facilities.** The Landlord shall construct upon the Shopping Center site at its own cost access roads, sidewalks and parking lots or facilities as shown on Exhibit "A."

Section 7.03 **Changes and Additions to Buildings.** Landlord hereby reserves the right at any time to make alterations or additions to and to build additional stories on the building in which the Premises are contained and to build another building adjoining the Premises. Landlord also reserves the right to construct other buildings or improvements in the Shopping Center from time to time and to make alterations thereof or additions thereto and to build additional stories on any such building or buildings and to build adjoining same. Easements for light and air are not included in the leasing of these Premises to Tenant. Landlord further reserves the exclusive right to the roof except as provided in this Lease.

Section 7.04 **Financing.** The Landlord shall not be obliged to proceed with the construction of the Premises unless and until financing acceptable to Landlord is obtained. Should such financing not be obtainable, Landlord shall so notify Tenant in writing, and this Lease shall thereupon cease and terminate and each of the parties hereto shall be released and discharged from any and all liability and responsibility hereunder. If Landlord can obtain financing only upon the basis of modifications of the terms and provisions of this Lease, the Landlord shall have the right to cancel this Lease if the Tenant refuses to approve in writing any such modification within ten (10) days after Landlord's request therefor, which request may not be made later than thirty (30) days prior to delivery of possession. If such right to cancel is exercised, this Lease shall thereafter be null and void, any money or security deposited hereunder shall be returned to Tenant, and neither party shall have any liability to the other by reason of such cancellation.

Section 7.05 **Right to Adjust.** The purpose of the site plan attached hereto as Exhibit "A" is to show the approximate location of the Premises. Nothwithstanding any other provision contained in this Lease, Landlord reserves the right at any time to relocate, vary or adjust the size of the various buildings, the location of any tenant, automobile parking areas, and other common areas as shown on said site plan, provided, however, that said parking area (including landscaped and common areas) shall at all times provide for not less than two square feet for each square foot of ground floor building area within the Shopping Center.

ARTICLE VIII
USE OF PROPERTY

Section 8.01 **Permitted Uses.** Tenant may use the Premises only for the Permitted Uses set forth in Section 1.08 above.

Section 8.02 **Manner of Use.**

(a) **Interference with Use/Nuisance.** Tenant shall not do or permit anything to be done in or about the Premises which will in any way obstruct or interfere with or infringe on the rights of other occupants or customers of the Shopping Center, or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, or objectionable purposes; nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises or commit or suffer to be committed any waste in, on or about the Premises. Landlord shall not be liable to Tenant for any other occupant's failure to so conduct itself.

(b) **Violation of Law/Insurance Provisions.** Tenant shall not do or permit to be done in or about the Premises, nor bring, keep or permit to be brought or kept therein, anything which is prohibited by or will in any way conflict with any law, statute, ordinance or governmental rule or regulation now in force or which may hereafter be enacted or promulgated, or which is prohibited by any standard form of fire insurance policy or will in any way increase the existing rate of or affect any fire or other insurance upon the building or any part thereof or any of its contents, or cause a cancellation of any insurance policy covering the building or any part thereof or any of its contents. Tenant shall comply with all governmental laws, ordinances and regulations applicable to the Premises, and the requirements of any Board of Fire Underwriters or other similar

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body now or hereafter instituted, with any order, directive or certificate of occupancy issued pursuant to any law, ordinance or regulation by any public officer insofar as the same relates to or affects the condition, use or occupancy of the Premises, including but not limited to, requirements of structural changes related to or affected by Tenant's acts, occupancy or use of the Premises, all at Tenant's sole expense. The judgment of any court of competent jurisdiction or the admission of Tenant in any action against Landlord, whether or not Tenant is a party to such action, shall be conclusive in establishing such violations between Landlord and Tenant.

(c) **Permits.** Tenant shall obtain and pay for all permits, including a certificate of occupancy, required for Tenant's occupancy of the Premises and shall promptly take all substantial and nonsubstantial actions necessary to comply with all applicable statutes, ordinances, rules, regulations, orders and requirements regulating the use by Tenant of the Premises, including the Occupational Health and Safety Act.

(d) **Store Operation.** Tenant shall operate one hundred percent (100%) of the Premises during the entire Term of this Lease with due diligency and efficiency so as to produce all of the gross sales which may be produced by such manner of operation, unless prevented from doing so by causes beyond Tenant's control. Subject to inability by reason of strikes or labor disputes, Tenant shall carry at all times in said Premises a stock of merchandise of such size, character and quality as shall be reasonably designed to produce the maximum return to Landlord and Tenant. Tenant shall conduct its business in the Premises during the regular customary days and hours for such type of business in the city or trade area in which the Shopping Center is located, and will keep the Premises open for business during the same days, nights and hours as the majority of the chains and major tenants located in the Shopping Center, or during the days, nights and hours agreed upon by a majority of the members of the Merchants' Association provided for in Section 9.03 hereof. Tenant shall install and maintain at all times displays of merchandise in the display windows (if any) on the Premises. Tenant shall keep the display windows and signs, if any, in the Premises well lighted during the hours from sundown to 10:00 P.M., unless prevented by causes beyond the control of Tenant.

(e) **Change of Name.** Tenant agrees not to change the advertised name of the business operated in the Premises without the written permission of Landlord.

(f) **Solicitation of Business.** Tenant and Tenant's employees and agents shall not solicit business in the parking or other common areas, nor shall Tenant distribute any handbills or other advertising matter on automobiles parked in the parking area or in other common areas.

~~**Section 8.03** **Competition.** During the term of this Lease, including any period of time during which this Lease is subleased or assigned, Tenant shall not directly or indirectly engage in or encourage any similar or competing business within a radius of [illegible] miles from the outside boundary of the Shopping Center.~~

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Section 8.04 **Indemnification of Landlord.** Tenant shall indemnify Landlord and save it harmless from and against any and all claims, actions, damages, liability and expense in connection with loss of life, personal injury and/or damage to property arising from or out of any occurrence in, upon or about the Premise, or the occupancy or use by Tenant of the Premises or any part thereof, or occasioned wholly or in part by any act or omission of Tenant, its agents, contractors, employees, servants, tenants or concessionaries. Tenant shall further indemnify and hold Landlord harmless from and against any and all claims arising from any breach or default in performance of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from any act, neglect, fault or omission of Tenant or its agents, contractors, employees, servants, tenants or concessionaries, and from and against all costs, attorneys' fees, expenses and liabilities incurred in connection with such claim or any action or proceeding brought thereon. In case any action or proceeding shall be brought against Landlord by reason of any such claim, Tenant upon notice from Landlord shall defend the same at Tenant's expense by counsel approved in writing by Landlord. Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of damage to property or injury to persons in, upon or about the Premises from any cause whatsoever except (i) that which is caused by the failure of Landlord to observe any of the terms and conditions of this Lease where such failure has persisted for an unreasonable period of time after written notice of such failure, and (ii) Landlord's negligence or intentional misconduct. Tenant hereby waives all its claims in respect thereof against Landlord.

Section 8.05 **Landlord's Access.** Landlord or its agents may enter the Premises at all reasonable times to show the Premises to potential buyers, investors or tenants or other parties, or for any other purpose Landlord deems necessary. Landlord shall give Tenant prior notice of such entry, except in the case of an emergency. Landlord may place customary "For Sale" or "For Lease" signs on the Premises.

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Section 8.06 **Excavation.** If an excavation shall be made upon land adjacent to or under the Premises, or shall be authorized to be made, Tenant shall afford to the person causing or authorized to cause such excavation, license to enter upon the Premises for the purpose of doing such work as Landlord shall deem necessary to preserve the wall or the building of which the Premises form a part from injury or damage and to support the same by proper foundations, without any claim for damages or indemnification against Landlord or diminuition or abatement of rent.

Section 8.07 **Quiet Possession.** If Tenant pays the rent and complies with all other terms of this Lease, Tenant may occupy and enjoy the Premises for the full Lease Term, subject to the provisions of this Lease.

Section 8.08 **Window Coverings.** Landlord shall select a standard window covering and color for use throughout the building and Tenant shall use this standard window covering for any windows Tenant shall cover. Tenant shall be required to provide, at its expense, prescribed coverings in front of windows in which the space is utilized for other than office use, such as storage or manufacturing.

ARTICLE IX
PARKING AND COMMON USE AREAS AND FACILITIES

Section 9.01 **Control of Common Areas by Landlord.** All automobile parking areas, driveways, entrances and exits thereto, and other facilities furnished by Landlord in or near the Shopping Center, including employee parking areas, the truck way or ways, loading docks, package pick-up stations, sidewalks and ramps, landscaped areas, exterior stairways, first-aid stations, comfort stations and other areas and improvements provided by Landlord for the general use, in common, of tenants, their officers, agents, employees and customers, shall at all times be subject to the exclusive control and management of Landlord, and Landlord shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect to all facilities and areas mentioned in this Article. Landlord shall have the right to construct, maintain and operate lighting facilities on all said areas and improvements; to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities hereinabove referred to; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to enforce parking charges (by operation of meters or otherwise), with appropriate provisions for free parking ticket validating by tenants; to close all or any portion of said areas or facilities to such extent as may, in the opinion of Landlord's counsel, be legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or facilities; to discourage non-customer parking; and to do and perform such other acts in and to said areas and improvements as, in the use of good business judgment, the Landlord shall determine to be advisable with a view to the improvement of the convenience and use thereof by tenants, their officers, agents, employees and customers. Landlord will operate and maintain the common facilities referred to above in such manner as Landlord, in its sole discretion, shall determine from time to time. Without limiting the scope of such discretion, Landlord shall have the full right and authority to employ all personnel and to make all rules and regulations pertaining to and necessary for the proper operation and maintenance of the common areas and facilities.

Section 9.02 **License.** All common areas and facilities not within the Premises, which Tenant may be permitted to use and occupy, are to be used and occupied under a revocable license, and if any such license be revoked, or if the amount of such areas be diminished, Landlord shall not be subject to any liability nor shall Tenant be entitled to any compensation or diminution or abatement of rent, nor shall such revocation or diminution of such areas be deemed constructive or actual eviction.

~~**Section 9.03** **Merchants' Association.** The Tenant will become a member of, participate fully in, and remain in good standing in the Merchants' Association (as soon as the same has been formed) which shall be limited to tenants occupying premises in the Shopping Center, and abide by the regulations of such Association. Each member tenant shall have one vote in the operation of said Association. The objects of such Association shall be to encourage its members to deal fairly and courteously with their customers, to sell their merchandise or services at fair prices, to follow ethical business practices, to assist the business of the tenants by sales promotions and center-wide advertising, and in particular to help the interests of members of the said Association. The Tenant agrees to pay dues to the Merchants' Association as approved by a majority vote of the members of the Association. Nothing in the By-Laws or regulations of the said Association shall be in conflict with the provisions of this Lease, including without limiting the generality of the foregoing any reasonable rules and regulations adopted pursuant to the provisions of Section 11.05 hereof, or in any way shall affect the rights of the Landlord.~~



ARTICLE X
SIGNS, AWNINGS, CANOPIES,
FIXTURES, ALTERATIONS, IMPROVEMENTS

Section 10.01 Signs and Auctions. No auction, fire or bankruptcy sales may be conducted in the Premises, and no signs advertising such sales shall be posted on the Premises without the previous written consent of Landlord.

Section 10.02 Installation by Tenant. Tenant shall not make or cause to be made any alterations, additions or improvements or install or cause to be installed any trade fixtures, exterior signs, exterior machinery, floor covering, interior or exterior lighting, plumbing fixtures, shades or awnings or make any changes to the Premises without first obtaining Landlord's written approval and consent. All fixtures installed by Tenant shall be new or completely reconditioned. Tenant shall present to the Landlord plans and specifications for such work at the time approval is sought.

Section 10.03 Improvements. It is understood and agreed by Tenant that any and all leasehold improvements made to the Premises by Tenant prior to or during the Lease Term or any extensions thereof shall be made by Landlord's contractor. The right of Tenant to employ other than Landlord's contractor shall first be approved by Landlord in writing. In the event Tenant should employ a contractor other than Landlord's, it is expressly understood and agreed that Tenant shall first obtain the Landlord's written approval of the Tenant's contractor and the terms of the contract. It is understood and agreed that among other features of such contract, the contract shall contain a provision whereby all funds to become due and payable under the contract shall be placed by Tenant in cash into an escrow prior to Tenant's contractor entering upon the Premises to perform work under the contract.

As a condition to giving consent to Tenant improvements, Landlord may require that Tenant agree to remove any such alterations, additions, improvements or utility installations at the expiration of the Lease Term and to restore the Premises to their prior condition. As a further condition to giving such consent, Landlord may require Tenant to provide Landlord, at Tenant's sole cost and expense, a lien and completion bond in an amount equal to one and one-half (1-1/2) times the estimated cost of such improvements to insure Landlord against any liability for mechanics' and materialmen's liens and to insure completion of the work.

Section 10.04 Nonremoval by Tenant. All alterations, additions and improvements, including signs and sign cases, made by Tenant, or made by the Landlord on the Tenant's behalf and for which Tenant has paid Landlord in accordance with this Lease, shall remain the property of the Tenant for the term of the Lease, or any extension or renewal thereof. Such alterations, additions and improvements shall not be removed from the Premises. At the expiration or termination of this Lease Term, or any extensions or renewals thereof, all such alterations, additions and improvements become the property of the Landlord.

Section 10.05 Removal and Restoration. Landlord may, in its sole and absolute discretion, require Tenant upon expiration or termination of this Lease Term to return all or part of the leased Premises to their condition as existed at the commencement of the Lease Term, removing any alteration, addition or improvement made by Tenant, or made by Landlord on the Tenant's behalf. In removing any such alteration, addition or improvement as may be required by the Landlord, the Tenant shall repair any damage to the Premises caused by such removal and, prior to such removal, Tenant shall post a bond or other security as may be required by the Landlord in order to insure the Landlord that the Premises will be repaired in a prompt and workmanlike manner.

Section 10.06 Liens. Tenant shall keep the Premises and any building of which the Premises are a part free from any liens arising out of work performed, materials furnished or obligations incurred by Tenant and shall indemnify, hold harmless and defend Landlord from any liens and encumbrances arising out of any work performed or materials furnished by, or at the direction of, Tenant. In the event that Tenant shall not, within twenty (20) days following the imposition of any lien, cause such lien to be released of record by payment or posting of a proper bond, Landlord shall have, in addition to all other remedies provided herein and by law, the right, but not the obligation, to cause the same to be released by such means as it shall deem proper, including payment of the claim giving rise to such lien. All such sums paid by Landlord and all expenses incurred by it in connection therewith shall bear interest at the rate of ten percent (10%) per annum from the date expended until the date repaid. Landlord shall have the right at all times to post and keep posted on the Premises any notices permitted or required by law, or which Landlord shall deem proper, for the protection of Landlord and the Premises, and any other party having an interest therein from mechanics' and materialmen's liens, and Tenant shall give to Landlord at least fifteen (15) business days prior

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written notice of the expected date of commencement of any work relating to alterations or additions to the Premises.

Section 10.07 **Signs, Awnings and Canopies.** Tenant will not place or suffer to be placed or maintained on any exterior door, wall or window of the Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Premises without first obtaining Landlord's written approval and the approval and consent of any governmental body having jurisdiction over signs in the Shopping Center.

Tenant further agrees to maintain such signs, awnings, canopy, decoration, lettering or other advertising matter as may be approved, in good condition and repair at all times. Tenant also agrees, at Tenant's sole cost, to obtain a canopy type sign or signs which shall be in strict conformance with Landlord's sign criteria as to design, material, color, location, size and letter style. All signs must be fabricated by a contractor selected by Landlord. Prior to authorizing Landlord's contractor to construct any sign, a detailed drawing of the proposed sign shall be prepared by the Landlord's contractor at the sole expense of the Tenant, and submitted to the Landlord and Tenant for written approval. All signs and sign cases are to be considered fixtures and improvements and become the property of the Landlord upon expiration or termination of this Lease.

ARTICLE XI
CONDITION OF PROPERTY; MAINTENANCE, REPAIRS AND ALTERATIONS

Section 11.01 **Existing Conditions.** Tenant accepts the Premises in its condition as of the execution of this Lease, subject to all recorded matters, laws, ordinances, and governmental regulations and orders. Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation as to the condition of the Premises or the suitability of the Premises for Tenant's intended use.

Section 11.02 **Exemption of Landlord from Liability; Waiver.** Landlord shall not be liable for any damage or injury to the person, business (or any loss of income therefrom), goods, wares, merchandise or other property of Tenant, Tenant's employees, invitees, customers or any other person in or about the Premises, whether such damage or injury is caused by or results from: (a) fire, steam, electricity, water, gas or rain; (b) the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures or any other cause; (c) conditions arising in or about the Premises or upon other portions of any building of which the Premises is a part, or from other sources or places; or (d) any act or omission of any other tenant or occupant of the Shopping Center or of any building which the Premises is a part. Landlord shall not be liable for any such damage or injury even though the cause of or the means of repairing such damage or injury are not accessible to Tenant. Tenant, as a material part of the consideration to be rendered to Landlord, hereby waives all claims against Landlord for the foregoing damages from any cause arising at any time. The provisions of this Section 11.02 shall not, however, exempt Landlord from liability for Landlord's gross negligence or willful misconduct.

Section 11.03 **Tenant's Obligations.**

(a) Tenant shall keep the Premises (including all structural, nonstructural, interior and exterior portions, systems and equipment, all glass, glazing, window moldings, partitions, doors, door hardware, interior painting, fixtures and appurtenances thereof including electrical, lighting, plumbing and plumbing fixtures) in good order, condition and repair during the Lease Term. Tenant shall promptly replace any portion of the Premises or system or equipment in the Premises which cannot be fully repaired, regardless of whether the benefit of such replacement extends beyond the Lease Term. Landlord shall obtain, at Tenant's expense, a preventive maintenance contract providing for the regular inspection and maintenance of the heating and air conditioning system (including leaks around ducts, pipes, vents, or other parts of the air conditioning) by a licensed heating and air conditioning contractor. It is the intention of Landlord and Tenant that, at all times during the Lease Term, Tenant shall maintain the Premises in an attractive, first-class and fully operative condition.

(b) All of Tenant's obligations to maintain and repair shall be accomplished at Tenant's sole expense. If Tenant refuses or neglects to repair properly as required hereunder and to the reasonable satisfaction of Landlord, Landlord may, on ten (10) days prior notice (except that no notice shall be required in case of emergency) enter the Premises and perform such repair and maintenance on behalf of Tenant without liability to Tenant for any loss or damage that may accrue to Tenant's merchandise, fixtures, or other property or to Tenant's business by reason thereof, and upon completion

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thereof, Tenant shall pay Landlord's costs for making such repairs plus twenty percent (20%) for overhead, upon presentation of a bill therefore, as Additional Rent. Said bill shall include interest at ten percent (10%) on said costs from the date of completion of repairs by Landlord.

Section 11.04 Landlord's Obligations. Subject to the provisions of Article XII (Damage or Destruction), Article XIII (Condemnation) and Article IX (Parking and Common Use Facilities), Landlord shall have absolutely no responsibility to repair, maintain or replace any portion of the Premises at any time. Tenant waives the benefit of any present or future law which might give Tenant the right to repair the Premises at Landlord's expense or to terminate the Lease due to the condition of the Premises.

Section 11.05 Rules and Regulations.

(a) The Tenant agrees as follows:

(1) All garbage and refuse shall be kept in the kind of container specified by Landlord, and shall be placed outside of the Premises in specified trash containers prepared for collection in the manner and at the times and places specified by Landlord. If Landlord shall provide or designate a service for picking up refuse and garbage, Tenant shall use same at Tenant's cost. Tenant shall pay the cost of removal of any of Tenant's refuse or rubbish.

(2) No aerial shall be erected on the roof or exterior walls of the Premises, or on the grounds, without in each instance, the written consent of the Landlord. Any aerial so installed without such written consent shall be subject to removal without notice at any time.

(3) No loudspeakers, televisions, phonographs, radios, or other devices shall be used in a manner so as to be heard or seen outside of the Premises without the prior written consent of the Landlord.

(4) The outside areas immediately adjoining the building shall be kept clean and free from dirt and rubbish by the Tenant to the satisfaction of the Landlord, and Tenant shall not place or permit any obstruction or materials in such areas. No exterior storage shall be allowed without permission in writing from Landlord.

(5) Tenant and Tenant's employees shall park only the number of cars approved and only in those portions of the parking area designated for that purpose by Landlord.

(6) The plumbing facilities shall not be used for any other purpose than that for which they are constructed, and no foreign substance of any kind shall be thrown therein, and the expense of any breakage, stoppage, or damage resulting from a violation of this provision shall be borne by Tenant, who shall, or whose employees, agents or invitees shall have caused it.

(7) Tenant shall use at Tenant's cost such pest extermination contractor as Landlord may direct and at such intervals as Landlord may require.

(8) Tenant shall not burn any trash or garbage of any kind in or about the Premises, or the building.

(9) Tenant shall warehouse, store and/or stock in the Premises only such goods, wares and merchandise as Tenant intends to offer for sale at retail at, in, from or upon the Premises. This shall not preclude occasional emergency transfers of merchandise to the other stores of Tenant, if any, not located in the Shopping Center. Tenant shall use for office, clerical or other non-selling purposes only such space in the Premises as is from time to time reasonably required for Tenant's business in the Premises.

(b) Landlord reserves the right from time to time to amend or supplement the foregoing rules and regulations, and to adopt and promulgate additional rules and regulations applicable to the Premises. Notice of such rules and regulations and amendments and supplements thereto, if any, shall be given to the Tenant and Tenant agrees to comply with all such rules and regulations upon receipt of notice. Landlord shall not be liable in any way to Tenant for any damage or inconvenience caused by any other tenant's non-compliance with these rules and regulations.

Section 11.06 Condition upon Termination. Upon the termination of this Lease, Tenant shall surrender the Premises to Landlord, broom clean and in the same condition as received except for ordinary wear and tear which Tenant was not otherwise

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obligated to remedy under any provision of this Lease. However, Tenant shall not be obligated to repair any damage which Landlord is required to repair under Article XII (Damage or Destruction). In addition, Landlord may require Tenant to remove any alterations, additions or improvements (whether or not made with Landlord's consent) prior to the termination of this Lease and to restore the Premises to its prior condition, all at Tenant's expense. All alterations, additions and improvements which Landlord has not required Tenant to remove shall become Landlord's property and shall be surrendered to Landlord upon the termination of this Lease, except that Tenant may remove any of Tenant's machinery or equipment which can be removed without material damage to the Premises. Tenant shall repair, at Tenant's expense, any damage to the Premises caused by the removal of any such machinery or equipment. In no event, however, shall Tenant remove any of the following materials or equipment without Landlord's prior written consent: any power wiring or power panels; lighting or lighting fixtures; wall coverings; drapes, blinds or other window coverings; carpets or other floor coverings; heaters, air conditioners or any other heating or air conditioning equipment; fencing or security gates; or other similar building operating equipment or decorations.

ARTICLE XII
DAMAGE OR DESTRUCTION

Section 12.01 **Partial Damage to Leased Premises.** Tenant shall notify Landlord in writing immediately upon the occurrence of any damage to the Premises. If the Premises is only partially damaged and if the proceeds received by Landlord from the insurance policies described in Article IV are sufficient to pay for the necessary repairs, this Lease shall remain in effect and Landlord shall repair the damage as soon as reasonably possible. Landlord may elect to repair any damage to Tenant's fixtures, equipment, or improvements. If the insurance proceeds received by Landlord are not sufficient to pay the entire cost of repair, or if the cause of the damage is not covered by the insurance policies which Landlord maintains under Article IV, Landlord may elect either to (a) repair the damage as soon as reasonably possible, in which case this Lease shall remain in full force and effect, or (b) terminate this Lease as of the date the damage occurred. Landlord shall notify Tenant within thirty (30) days after receipt of notice of the occurrence of the damage, whether Landlord elects to repair the damage or terminate this Lease. If Landlord elects to repair the damage, Tenant shall pay Landlord the "deductible amount" (if any) under Landlord's insurance policies or the Tenant's pro rata share thereof if the Premises is in a multi-tenant building, and, if the damage was due to an act or omission of Tenant, the difference between the actual cost of repair and any insurance proceeds received by Landlord. If Landlord elects to terminate this Lease, Tenant may elect to continue this Lease in full force and effect, in which case Tenant shall repair any damage to the Premises and any building in which the Premises is located. Tenant shall pay the cost of such repairs, except that, upon satisfactory completion of such repairs, Landlord shall deliver to Tenant any insurance proceeds received by Landlord for the damage repaired by Tenant. Tenant shall give Landlord written notice of such election within ten (10) days after receiving Landlord's termination notice. If the damage to the Premises occurs during the last six (6) months of the Lease Term, Landlord may elect to terminate this Lease as of the date the damage occurred, regardless of the sufficiency of any insurance proceeds and Landlord may retain all such proceeds. In such event, Landlord shall not be obligated to repair or restore the Premises and Tenant shall have no right to continue this Lease. Landlord shall notify Tenant of its election within thirty (30) days after receipt of notice of the occurrence of the damage.

Section 12.02 **Total or Substantial Destruction.** If the Premises are totally or substantially destroyed by any cause whatsoever, or if the Premises are in a building which is substantially destroyed (even though the Premises are not totally or substantially destroyed), this Lease shall, at the election of the Landlord, terminate as of the date the destruction occurred regardless of whether Landlord receives any insurance proceeds. However, if the Premises can be rebuilt within one (1) year after the date of destruction, Landlord may elect to rebuild the Premises at Landlord's own expense (with all insurance proceeds being made available to the Landlord to apply against such costs), in which case, this Lease shall remain in full force and effect. Landlord shall notify Tenant of such election within thirty (30) days after the occurrence of total or substantial destruction. If the destruction was caused by an act or omission of Tenant, Tenant shall pay Landlord the difference between the actual cost of rebuilding and any insurance proceeds received by Landlord.

Section 12.03 **Partial Destruction of Shopping Center.** In the event that fifty percent (50%) or more of the rentable area of the Shopping Center shall be damaged or destroyed by fire or other cause, notwithstanding that the Premises may be unaffected by such fire or other cause. Landlord shall have the right, to be exercised by notice in writing delivered to Tenant within sixty (60) days from and after said occurrence, to elect to cancel and terminate this Lease. Upon the giving of such notice to Tenant, the term of this Lease shall expire by lapse of time upon the third day after such notice is given, and Tenant shall vacate the Premises and surrender the same to Landlord. Nothing in this Section nor any other Section hereof shall be construed as a limitation of Tenant's liability for such occurrence, should such liability otherwise exist.

Section 12.04 **Uninsured Casualty.** In the event the Premises are damaged or destroyed to the extent of fifteen percent (15%) or more of the replacement value thereof by any casualty not covered under the fire and extended coverage insurance covered by Landlord or Tenant, then Landlord may elect to terminate this Lease. In the event of such termination the rights and obligations of the parties hereunder shall cease. If the Landlord does not elect to so terminate, then the Landlord shall promptly commence repairing such damage at the Landlord's cost and expense.

Section 12.05 **Landlord's Obligations.** Landlord shall not be required to repair any injury or damage by fire or other cause, or to make any restoration or replacement of any panelings, decorations, partitions, railings, floor coverings, office fixtures or any other improvements or property installed in the Premises by Tenant or at the direct or indirect expense of Tenant which are not part of the original Tenant improvements paid for by Landlord. Tenant shall be required to restore or replace same in the event of damage except for damage caused solely by the Landlord's negligence or intentional misconduct. Tenant shall have no claim against Landlord for any damage suffered by reason of any such damage, destruction, repair or restoration, nor shall Tenant have the right to terminate this Lease as the result of any statutory provision now or hereafter in effect pertaining to the damage and destruction of the Premises, except as expressly provided herein.

Section 12.06 **Temporary Reduction of Rent.** If the Premises are destroyed or damaged and Landlord or Tenant repairs or restores the Premises pursuant to the provisions of this Article XII, any rent payable during the period of such damage, repair and/or restoration shall be reduced by the amount payable under any rental income insurance paid to Landlord. Except for such possible reduction in payments required from the Tenant, Tenant shall not be entitled to any compensation, reduction, or reimbursement from Landlord as a result of any damage, destruction, repair, or restoration of or to the leased Premises.

Section 12.07 **Waiver.** Tenant waives the protection of any statute, code or judicial decision which grants a tenant the right to terminate a lease in the event of damage or destruction of the Premises. Tenant agrees that the provisions of this Article XII shall govern the rights and obligations of Landlord and Tenant in the event of any damage or destruction of the Premises.

ARTICLE XIII
CONDEMNATION

Section 13.01 **Total Condemnation.** If the whole of the Premises shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, then the term of this Lease shall cease and terminate as of the date of title vesting in such proceeding and all rentals shall be paid up to that date and Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease.

Section 13.02 **Total Condemnation of Parking Area.** If the whole of the common parking areas in the Shopping Center shall be acquired or condemned by eminent domain for any public or quasipublic use or purpose, then the term of this Lease shall cease and terminate as of the date of title vesting in such proceeding unless Landlord shall take reasonable steps to provide other parking facilities substantially equal to the previously existing ratio between the common parking areas and the Premises, and such substantially equal parking facilities shall be provided by Landlord at its own expense within ninety (90) days from the date of acquisition. In the event that Landlord shall provide such other substantially equal parking facilities, then this Lease shall continue in full force and effect. In any event, Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease.

Section 13.03 **Partial Condemnation.** If any part of the Premises shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, and in the event that such partial taking or condemnation shall render the Premises unsuitable for the business of the Tenant, then the term of this Lease shall cease and terminate as of the date of title vesting in such proceeding and Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease. In the event of a partial taking or condemnation which is not extensive enough to render the Premises unsuitable for the business of the Tenant, then Landlord shall within a reasonable time restore the Premises to a condition comparable to its condition at the time of such condemnation less the portion lost in the taking, and this Lease shall continue in full force and effect.

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Section 13.04 Partial Condemnation of Parking Area. If any part of the parking area in the Shopping Center shall be acquired or condemned by eminent domain for any public or quasipublic use or purpose and if, as the result of such partial taking the ratio of square feet of parking area and common use areas and facilities as described in Section hereof to square feet of the sales area of the entire Shopping Center buildings is reduced to a ratio below two to one, then the term of this Lease shall cease and terminate from the date of title vesting in such proceeding, unless the Landlord shall take reasonable steps toward increasing said ratio to a ratio equal to or in excess of two to one, in which event this Lease shall be unaffected and remain in full force and effect as between the parties. In any event, Tenant shall have no claim against Landlord for the value of any unexpired term of this Lease.

Section 13.05 Condemnation of Less than a Fee. In the event of a condemnation of a leasehold interest in all or a portion of the Premises without the condemnation of the fee simple title also, this Lease shall not terminate and such condemnation shall not excuse Tenant from full performance of all of its covenants hereunder, but Tenant in such event shall be entitled to present or pursue against the condemning authority its claim for and to receive all compensation or damages sustained by it by reason of such condemnation, and Landlord's right to recover compensation or damages shall be limited to compensation for and damages, if any, to its reversionary interest, it being understood, however, that during such time as Tenant shall be out of possession of the Premises by reason of such condemnation, the Lease shall not be subject to forfeiture for failure to observe and perform those covenants not calling for the payment of money. In the event the condemning authority shall fail to keep the Premises in the state of repair required hereunder, or to perform any other covenant not calling for the payment of money, Tenant shall have ninety (90) days after the restoration of possession to it within which to carry out its obligations under such covenant or covenants. During such time as Tenant shall be out of possession of the Premises by reason of such leasehold condemnation, Tenant shall pay to Landlord, in lieu of the minimum and percentage rents provided for hereunder, and in addition to any other payments required of Tenant hereunder, an annual rent equal to the average annual minimum and percentage rents paid by Tenant for the period from the commencement of the Term until the condemning authority shall take possession, or during the preceding three (3) full calendar years, whichever period is shorter. At any time after such condemnation or proceedings are commenced, Landlord shall have the right, at its option, to require Tenant to assign to Landlord all compensation and damages payable by the condemnor to Tenant, to be held without liability for interest thereon as security for the full performance of Tenant's covenants hereunder, such compensation and damages received pursuant to said assignment to be applied first to the payment of rents and all other sums from time to time payable by Tenant pursuant to the terms of this Lease as such sums fall due, and the remainder, if any, to be payable to Tenant at the end of the Term hereof or on restoration of possession to Tenant, whichever shall first occur, it being understood and agreed that such assignment shall not relieve Tenant of any of its obligations under this Lease with respect to such rents and other sums except as the same shall be actually received by Landlord.

Section 13.06 Distribution of Condemnation Award. Any condemnation award or payment shall be distributed in the following order: (a) first, to any ground lessor, mortgagee or beneficiary under a deed of trust encumbering the Premises, the amount of its interest in the Premises; (b) second, to Tenant, only the amount of any award specifically designated for loss of or damage to Tenant's trade fixtures or removable personal property, and the Tenant hereby assigns any other rights which the Tenant may have now or in the future to any other award to the Landlord; and (c) third, to Landlord, the remainder of such award, whether as compensation for reduction in the value of the leasehold, the taking of the fee, or otherwise. If this Lease is not terminated, Landlord shall repair any damage to the Premises caused by the condemnation, except that Landlord shall not be obligated to repair any damage for which Tenant has been reimbursed by the condemning authority. If the severance damages received by Landlord are not sufficient to pay for such repair, Landlord shall have the right to either terminate this Lease or make such repair at Landlord's expense.

ARTICLE XIV
ASSIGNMENT AND SUBLETTING

Section 14.01 Landlord's Consent Required. No portion of the Premises or of Tenant's interest in this Lease may be acquired by any other person or entity, whether by assignment, mortgage, sublease, transfer, operation of law, or act of Tenant, without Landlord's prior written consent. Any attempted transfer without consent shall be void and shall constitute a noncurable breach of this Lease. If Tenant is a partnership, any cumulative transfer of more than twenty percent (20%) of the partnership interests shall require Landlord's consent. If Tenant is a corporation, any change in a controlling interest of the voting stock of the corporation shall require Landlord's consent.

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Section 14.02 **Grant of Concessions; Conditions to Grant.** The provision against subletting elsewhere contained in this Lease shall not prohibit Tenant from granting concessions for the operation of one or more departments of the business which Tenant is permitted by Section 1.08 to conduct in or upon the Premises; provided, however, that (a) each such concession may be granted only upon receipt by Tenant of the written consent of the Landlord and shall be subject to all the terms and provisions of this Lease; (b) the gross receipts, as defined in Section 3.04 hereof, from the operation of each such concession, shall be deemed to be a part of the gross receipts of Tenant for the purpose of determining the additional rental payable to Landlord; (c) all of the provisions hereof applying to the business of Tenant including the provisions concerning reports and audits shall apply to each such concession; and (d) at least seventy-five percent (75%) of the sales floor area of the Premises shall at all times be devoted to the business of and be operated by Tenant.

Section 14.03 **No Release of Tenant.** No transfer permitted by this Article XIV shall release Tenant or change Tenant's primary liability to pay the rent and to perform all other obligations of Tenant under this Lease. Landlord's acceptance of rent from any other person is not a waiver of any provision of this Article XIV. Consent to one transfer is not a consent to any subsequent transfer. If Tenant's transferee defaults under this Lease, Landlord may proceed directly against Tenant without pursuing remedies against the transferee. Landlord may consent to subsequent assignments or modifications of this Lease by Tenant's transferee, without notifying Tenant or obtaining its consent. Such action shall not relieve Tenant's liability under this Lease.

Section 14.04 **Landlord's Election.** Tenant's request for consent to any transfer described in Section 14.01 above shall be accompanied by a written statement setting forth the details of the proposed transfer, including the name, business and financial condition of the prospective transferee, financial details of the proposed transfer (e.g., the term of and rent and security deposit payable under any assignment or sublease), and any other information Landlord deems relevant. Landlord shall have the right (a) to withhold consent, if reasonable; (b) to grant consent; or (c) if the transfer is a sublease of the Premises or an assignment of this Lease, to terminate this Lease as of the effective date of such sublease or assignment, in which case Landlord may elect to enter into a direct lease with the proposed assignee or subtenant.

Section 14.05 **No Merger.** No merger shall result from Tenant's sublease of the Premises under this Article XIV, Tenant's surrender of this Lease or the termination of this Lease in any other manner. In any such event, Landlord may terminate any or all subtenancies or succeed to the interest of Tenant as sublandlord thereunder.

Section 14.06 **Assignment Fees and Procedures.** In the event Landlord shall be requested to consent to a sublease, assignment, pledge, encumbrance, or any other transfer of all or any portion of Tenant's rights hereunder, as specified in Section 14.01 hereof, Tenant shall pay Landlord a reasonable fee not to exceed Five Hundred Dollars ($500.00) to reimburse Landlord for costs and expenses, excluding attorneys' fees which shall be reimbursed pursuant to Section 17.02 herein, incurred in connection with reviewing Tenant's request for consent. Tenant's check for the assignment fee shall be delivered to Landlord concurrent with Tenant's request for consent.

ARTICLE XV
DEFAULTS; REMEDIES

Section 15.01 **Covenants and Conditions.** Tenant's performance of each of Tenant's obligations under this Lease is a condition as well as a covenant. Tenant's right to continue in possession of the Premises is conditioned upon such performance. Time is of the essence in the performance of all covenants and conditions.

Section 15.02 **Defaults.** Tenant shall be in material default under this Lease:

(a) If Tenant abandons or vacates the Premises or if such abandonment or vacation of the Premises results in the cancellation of any insurance described in Section 4.06;

(b) If Tenant fails to pay rent or any other charge required to be paid by Tenant, as and when due;

(c) If Tenant fails to perform any of Tenant's nonmonetary obligations under this Lease for a period of fifteen (15) days after written notice from Landlord; provided that if more time is required to complete such performance, Tenant shall not be in default if Tenant commences such performance within the fifteen (15) day period and thereafter diligently pursues the same to completion. However, Landlord shall not be required to give such notice if Tenant's failure to perform constitutes a non-curable

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breach of this Lease. The notice required by this Paragraph is intended to satisfy any and all notice requirements imposed by law on Landlord prior to the commencement of an unlawful detainer action and is not in addition to any such requirement;

(d) (i) If Tenant makes a general assignment or general arrangement for the benefit of creditors; (ii) if a petition for adjudication of bankruptcy or for reorganization or rearrangement is filed by or against Tenant and is not dismissed within thirty (30) days; (iii) if a trustee or receiver is appointed to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease and possession is not restored to Tenant within thirty (30) days; or (iv) if substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease is subjected to attachment, execution or other judicial seizure which is not discharged within thirty (30) days. If a court of competent jurisdiction determines that any of the acts described in this subparagraph (d) is not a default under this Lease, and a trustee is appointed to take possession (or if Tenant remains a debtor in possession) and such trustee or Tenant transfers Tenant's interest hereunder, then Landlord shall receive, as Additional Rent, the difference between the rent (or any other consideration) paid in connection with such assignment or sublease and the rent payable by Tenant hereunder.

Section 15.03 . Default by Landlord. Landlord shall not be in default unless Landlord fails to perform obligations required of Landlord within a reasonable time, but in no event later than thirty (30) days after written notice by Tenant to Landlord and to the holder of any first mortgage or deed of trust covering the Premises whose name and address shall have theretofore been furnished to Tenant in writing, specifying wherein Landlord has failed to perform such obligation; provided, however, that if the nature of Landlord's obligation is such that more than thirty (30) days are required for performance, then Landlord shall not be in default if Landlord commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion.

Section 15.04 Remedies. On the occurrence of any material default by Tenant, Landlord may, at any time thereafter, with or without notice or demand and without limiting Landlord in the exercise of any right or remedy which Landlord may have:

(a) Terminate Tenant's right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Tenant shall immediately surrender possession of the Premises to Landlord. In such event Landlord shall have the immediate right to re-enter the Premises and remove all persons and property therein, and such property may be removed and stored in a public warehouse or elsewhere at the cost of, and for the account of Tenant, all without service of notice or resort to legal process and without being deemed guilty of trespass, or becoming liable for any loss or damage which may be occasioned thereby; and Landlord shall be entitled to recover from Tenant all damages incurred by Landlord by reason of Tenant's default, including (i) the worth at the time of the award of all Minimum Monthly Rent, Additional Rent and other charges which were earned or were payable at the time of the termination; (ii) the worth at the time of the award of the amount by which the unpaid Minimum Monthly Rent, Additional Rent and other charges which would have been earned or were payable after termination until the time of the award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; (iii) the worth at the time of the award of the amount by which the unpaid Minimum Monthly Rent, Additional Rent and other charges which would have been payable for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided; and (iv) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including, but not limited to, any costs or expenses incurred by Landlord in maintaining or preserving the Premises after such default, the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation or alteration of the Premises, Landlord's reasonable attorneys' fees, and any real estate commissions or other such fees paid or payable. As used in subparts (i) and (ii) above, the "worth at the time of the award" is computed by allowing interest on unpaid amounts at the rate of fifteen percent (15%) per annum, or such lesser amount as may then be the maximum lawful rate. As used in subpart (iii) above, the "worth at the time of the award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of the award, plus one percent (1%). If Tenant shall have abandoned the Premises, Landlord shall have the option of (i) retaking possession of the Premises and recovering from Tenant the amount specified in this Section 15.04(a), or (ii) proceeding under Section 15.04(b);

(b) Maintain Tenant's right to possession, in which case this Lease shall continue in effect whether or not Tenant shall have abandoned the Premises. In such

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event, Landlord shall be entitled to enforce all of Landlord's rights and remedies under this Lease, including the right to recover the rent as it becomes due hereunder;

(c) Pursue any other remedy now or hereafter available to Landlord under the laws or judicial decisions of the state in which the Premises is located.

Section 15.05 The Right to Relet the Premises. Should Landlord elect to re-enter, as herein provided, or should it take possession pursuant to legal proceedings or pursuant to any notice provided for by law, it may either terminate this Lease or it may from time to time without terminating this Lease, make such alterations and repairs as may be necessary in order to relet the Premises, and relet said Premises or any part thereof for such term or terms (which may be for a term extending beyond the term of this Lease) and at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable; upon each such reletting all rentals received by the Landlord from such reletting shall be applied, first, to the repayment of any indebtedness other than rent due hereunder from Tenant to Landlord; second, to the payment of any costs and expenses of such reletting, including brokerage fees and attorneys' fees and costs of such alterations and repairs; third, to the payment of rent due and unpaid hereunder, and the residue, if any, shall be held by Landlord and applied in payment of future rent as the same may become due and payable hereunder. If such rentals received from such reletting during any month are less than that to be paid during that month by Tenant hereunder, Tenant shall pay any such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such re-entry or taking possession of said Premises by Landlord shall be construed as an election on its part to terminate this Lease unless a written notice of such intention be given to Tenant or unless the termination thereof be decreed by a court of competent jurisdiction.

Section 15.06 Waiver of Rights of Redemption. Tenant hereby expressly waives any and all rights of redemption granted by or under any present or future laws in the event of Tenant being evicted or dispossessed for any cause, or in the event of Landlord obtaining possession of the Premises, by reason of the violation by Tenant of any of the covenants or conditions of this Lease, or otherwise.

Section 15.07 Cumulative Remedies. Landlord's exercise of any right or remedy shall not prevent it from exercising any other right or remedy.

Section 15.08 Late Charges. Tenant hereby acknowledges that late payment by Tenant to Landlord of rent and other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and costly to ascertain. Such costs include, but are not limited to, processing, administrative and accounting charges, and late charges which may be imposed on Landlord by the terms of any mortgage or trust deed covering the Premises. Accordingly, if any installment of rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within ten (10) days after such amount shall be due, Tenant shall pay to Landlord a late charge as liquidated damages as that term is used in Section 1671 of the California Civil Code, equal to ten percent (10%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur as a consequence of late payment by Tenant. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

ARTICLE XVI
PROTECTION OF CREDITORS

Section 16.01 Subordination. Landlord shall have the right to require Tenant to subordinate this Lease to any ground lease, deed of trust or mortgage encumbering the Premises, any advances made on the security thereof and any renewals, modifications, consolidations, replacements or extensions thereof, whenever made or recorded. However, Tenant's right to quiet possession of the Premises during the Lease Term shall not be disturbed if Tenant pays the rent and performs all of Tenant's obligations under this Lease and is not otherwise in default. If any ground lessor, beneficiary or mortgagee elects to have this Lease prior to the lien of its ground lease, deed of trust or mortgage and gives written notice thereof to Tenant, this Lease shall be deemed prior to such ground lease, deed of trust or mortgage whether this Lease is dated prior or subsequent to the date of said ground lease, deed of trust or mortgage or the date of recording thereof;

Section 16.02 Attornment. If Landlord's interest in the Premises is acquired by any ground lessor, beneficiary under a deed of trust, mortgagee, or purchaser at a foreclosure sale, Tenant shall attorn to the transferee of or successor to Landlord's interest in the Premises and recognize such transferee or successor as Landlord under

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this Lease. Tenant waives the protection of any statute or rule of law which gives or purports to give Tenant any right to terminate this Lease or surrender possession of the Premises upon the transfer of Landlord's interest.

Section 16.03 Signing of Documents. Tenant shall sign and deliver any instrument or documents necessary or appropriate to effectuate or evidence any such attornment or subordination or agreement to do so. If Tenant fails to do so within ten (10) days after written request, Tenant hereby makes, constitutes and irrevocably appoints Landlord, or any transferee or successor of Landlord, the attorney-in-fact of Tenant to execute and deliver any such instrument or document.

Section 16.04 Estoppel Certificates.

(a) Upon Landlord's written request, Tenant shall execute, acknowledge and deliver to Landlord a written statement certifying: (i) that none of the terms or provisions of this Lease have been changed (or if they have been changed, stating how they have been changed); (ii) that this Lease has not been cancelled or terminated; (iii) the last date of payment of the Minimum Monthly Rent and other charges and the time period covered by such payment; and (iv) that Landlord is not in default under this Lease (or, if Landlord is claimed to be in default, stating why). Tenant shall deliver such statement to Landlord within ten (10) days after Landlord's request. Any such statement by Tenant may be given by Landlord to any prospective purchaser or encumbrancer of the Premises. Such purchaser or encumbrancer may rely conclusively upon such statement as true and correct.

(b) If Tenant does not deliver such statement to Landlord within such ten (10) day period, Tenant irrevocably constitutes and appoints Landlord as its special attorney-in-fact to execute and deliver the certificate to any third party. Further, Landlord, and any prospective purchaser or encumbrancer, may conclusively presume and rely upon the following facts: (i) that the terms and provisions of this Lease have not been changed except as otherwise represented by Landlord; (ii) that this Lease has not been cancelled or terminated except as otherwise represented by Landlord; (iii) that not more than one month's Minimum Monthly Rent or other charges have been paid in advance; and (iv) that Landlord is not in default under this Lease. In such event, Tenant shall be estopped from denying the truth of such facts.

Section 16.05 Tenant's Financial Condition. Within ten (10) days after written request from Landlord, Tenant shall deliver to Landlord such financial statements as are reasonably required by Landlord to verify the net worth of Tenant, or any assignee, subtenant, or guarantor of Tenant. In addition, Tenant shall deliver to any lender or proposed purchaser of the Premises designated by Landlord any financial statements required by such lender to facilitate the sale, financing or refinancing of the Premises. Tenant represents and warrants to Landlord that (a) each such financial statement is a true and accurate statement as of the date of such statement; and (b) at all times after the date of any such statement during the Lease Term or any extension thereof, Tenant's net worth, as stated therein, shall not be reduced. All financial statements shall be confidential and shall be used only for the purposes set forth herein.

Section 16.06 Mortgagee Protection Clause. Tenant agrees to give any mortgagees and/or trust deed holders, by registered mail, a copy of any notice of default, served upon the Landlord, provided that prior to such notice Tenant has been notified in writing (by way of Notice of Assignment of Rents and Leases, or otherwise) of the addresses of such mortgagees and/or trust deed holders. Tenant further agrees that if Landlord shall have failed to cure such default within the time provided for in this Lease, then the mortgagees and/or trust deed holders shall have an additional thirty days (30) within which to cure such default or if such default cannot be cured within that time, then such additional time as may be necessary if within such thirty (30) days any mortgagee and/or trust deed holder has commenced and is diligently pursuing the remedies necessary to cure such default (including but not limited to commencement of foreclosure proceedings if necessary to effect such cure), in which event this Lease shall not be terminated while such remedies are being so diligently pursued.

ARTICLE XVII
LEGAL COSTS

Section 17.01 Legal Proceedings. ~~Tenant shall reimburse Landlord, upon demand, for any costs or expenses incurred by Landlord in connection with any breach or default of Tenant under this Lease, whether or not suit is commenced or judgment entered. Such costs shall include legal fees and costs incurred for the negotiation of a settlement, enforcement of rights or otherwise.~~ Furthermore, if any action for breach of or to enforce the provisions of this Lease is commenced, the court in such action shall award to the party in whose favor a judgment is entered, a reasonable sum as attorneys'

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fees and costs. Such attorneys' fees and costs shall be paid by the losing party in such action. Tenant shall also indemnify Landlord against and hold Landlord harmless from all costs, expenses, demands and liability incurred by Landlord if Landlord becomes or is made a party to any claim or action (a) instituted by Tenant, or by any third party against Tenant, or by or against any person holding any interest under or using the Premises by license of or agreement with Tenant; (b) for foreclosure of any lien for labor or material furnished to or for Tenant or such other person; (c) otherwise arising out of or resulting from any act or transaction of Tenant or such other person; or (d) necessary to protect Landlord's interest under this Lease in a bankruptcy proceeding, or other proceeding under Title 11 of the United States Code, as amended. Tenant shall defend Landlord against any such claim or action at Tenant's expense with counsel reasonably acceptable to Landlord or, at Landlord's election, Tenant shall reimburse Landlord for any legal fees or costs incurred by Landlord in any such claim or action.

Section 17.02 **Landlord's Consent.** Tenant shall pay Landlord's reasonable attorneys' fees incurred in connection with Tenant's request for Landlord's consent under Article XIV (Assignment and Subletting), or in connection with any other act which Tenant proposes to do and which requires Landlord's consent.

ARTICLE XVIII
MISCELLANEOUS PROVISIONS

Section 18.01 **Non-Discrimination.** Tenant promises, and it is a condition to the continuance of this Lease, that there will be no discrimination against, or segregation of, any person or group of persons on the basis of race, color, sex, creed, national origin or ancestry in the leasing, subleasing, transferring, occupancy, tenure or use of the Premises or any portion thereof.

Section 18.02 **Landlord's Liability; Certain Duties.**

(a) As used in this Lease, the term "Landlord" means only the current owner or owners of the fee title to the Premises or the leasehold estate under a ground lease of the Premises at the time in question. Each Landlord is obligated to perform the obligations of Landlord under this Lease only during the time such Landlord owns such interest or title. Any Landlord who transfers its title or interest is relieved of all liability with respect to the obligations of Landlord under this Lease to be performed on or after the date of transfer. However, each Landlord shall deliver to its transferee all funds previously paid by Tenant if such funds have not yet been applied under the terms of this Lease.

(b) Tenant shall give written notice of any failure by Landlord to perform any of its obligations under this Lease to Landlord and to any ground lessor, mortgagee or beneficiary under any deed of trust encumbering the Premises whose name and address have been furnished to Tenant in writing. Landlord shall not be in default under this Lease unless Landlord (or such ground lessor, mortgagee or beneficiary) fails to cure such nonperformance within thirty (30) days after receipt of Tenant's notice. However, if such non-performance reasonably requires more than thirty (30) days to cure, Landlord shall not be in default if such cure is commenced within such thirty (30) day period and thereafter diligently pursued to completion.

Section 18.03 **Severability.** A determination by a court of competent jurisdiction that any provision of this Lease or any part thereof is illegal or unenforceable shall not cancel or invalidate the remainder of such provision or this Lease, which shall remain in full force and effect.

Section 18.04 **Interpretation.** The captions of the Articles or Sections of this Lease are to assist the parties in reading this Lease and are not a part of the terms or provisions of this Lease. Whenever required by the context of this Lease, the singular shall include the plural and the plural shall include the singular. The masculine, feminine and neuter genders shall each include the other. In any provision relating to the conduct, acts or omissions of Tenant, the term "Tenant" shall include Tenant's agents, employees, contractors, invitees, successors or others using the Premises with Tenant's expressed or implied permission.

Section 18.05 **Entire Agreement.** This Lease and the Exhibits, and Rider, if any, attached hereto and forming a part hereof, set forth all the covenants, promises, agreements, conditions and understandings, either oral or written, between Landlord and Tenant concerning the Premises and there are no covenants, promises, agreements, conditions or understandings, either oral, or written, between them other than are herein set forth. Except as herein otherwise provided, no subsequent alteration, amendment, change or addition to this Lease shall be binding upon Landlord or Tenant unless reduced to writing and signed by the party to be charged with their performance.

INITIAL

Section 18.06 Notices. All notices required or permitted under this Lease shall be in writing and shall be personally delivered or sent by certified mail, return receipt requested, postage prepaid. Notices to Tenant shall be delivered to the address specified in Section 1.03 herein, except that upon Tenant's taking possession of the Premises, the Premises shall be Tenant's address for notice purposes. Notices to Landlord shall be delivered to the address specified in Section 1.02 herein. All notices shall be effective upon personal delivery or three (3) days after deposit in the U.S. Mail. Either party may change its notice address upon written notice to the other party.

Section 18.07 Waivers. All waivers must be in writing and signed by the waiving party. Landlord's failure to enforce any provision of this Lease or its acceptance of rent shall not be a waiver and shall not prevent Landlord from enforcing that provision or any other provision of this Lease in the future. No statement on a payment check from Tenant or in a letter accompanying a payment check shall be binding on Landlord. Landlord may, with or without notice to Tenant, negotiate such check without being bound to the conditions of such statement.

Section 18.08 No Recordation. Tenant shall not record this Lease without prior written consent from Landlord. However, Landlord may require that a "Short Form" memorandum of this Lease be executed by both parties and recorded.

Section 18.09 Binding Effect; Choice of Law. This Lease binds any party who legally acquires any rights or interest in this Lease from Landlord or Tenant. However, Landlord shall have no obligation to Tenant's successor unless the rights or interests of Tenant's successor are acquired in accordance with the terms of this Lease. The laws of the state in which the Premises is located shall govern this Lease.

Section 18.10 Corporate Authority; Partnership Authority. If Tenant is a corporation, each person signing this Lease on behalf of Tenant represents and warrants that he has full authority to do so and that this Lease binds the corporation. Within five (5) days after this Lease is signed, Tenant shall deliver to Landlord a certified copy of a resolution of Tenant's Board of Directors authorizing the execution of this Lease or other evidence of such authority reasonably acceptable to Landlord. If Tenant is a partnership, each person signing this Lease for Tenant represents and warrants that he is a general partner of the partnership, that he has full authority to sign for the partnership and that this Lease binds the partnership and all general partners of the partnership. Tenant shall give written notice to Landlord of any general partner's withdrawal or addition. Within five (5) days after this Lease is signed, Tenant shall deliver to Landlord a copy of Tenant's recorded statement of partnership or certificate of limited partnership.

Section 18.11 No Partnership. Landlord shall not by virtue of this Lease, in any way or for any purpose, be deemed to have become a partner of Tenant in the conduct of its business or otherwise, or joint venturer or a merger of a joint enterprise with Tenant, nor is Tenant an agent of Landlord for any reason whatsoever. The provisions of this Lease relating to the percentage rent payable hereunder are included solely for the purpose of providing a method whereby the rent is to be measured and ascertained.

Section 18.12 Joint and Several Liability. All parties signing this Lease as Tenant shall be jointly and severally liable for all obligations of Tenant.

Section 18.13 Force Majeure. If Landlord cannot perform any of its obligations due to events beyond Landlord's control, the time provided for performing such obligations shall be extended by a period of time equal to the duration of such events. Events beyond Landlord's control include, but are not limited to, acts of God, war, civil commotion, labor disputes, strikes, fire, flood or other casualty, shortages of labor or material, government regulation or restriction and weather conditions.

Section 18.14 No Option. The submission of this Lease for examination does not constitute a reservation of or option to lease the Premises and this Lease becomes effective only upon execution and delivery thereof by Landlord and Tenant.

Section 18.15 Accord and Satisfaction. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly rent herein stipulated shall be deemed to be other than on account of the earliest stipulated rent, or shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy provided in this Lease.


INITIAL

Section 18.16 Provisions are Covenants and Conditions.
All provisions, whether covenants or conditions, on the part of the Landlord, or on the part of Tenant, shall be deemed to be both covenants and conditions.

Section 18.17 Union Workers.
It is distinctly understood and agreed that Tenant shall only use union employees for the installation or any and all leasehold improvements including trade fixtures, etcetra, prior to the filing of the Notice of Completion for the construction of the entire Shopping Center by Landlord. In the event Tenant shall breach this Article, Landlord shall have the right, among other remedies contained herein, to immediately terminate this Lease.

Section 18.18 Remodel.
Landlord may in the future remodel or refurbish portions of the Shopping Center. Such remodeling and/or refurbishing may include Tenant's Premises. The remodeling and/or refurbishing will be done in accordance with the proper architect's design specifications which will be reviewed and approved by Landlord and copies of such drawings will be made available to Tenant. Tenant agrees to accept such specifications. Tenant further agrees that Tenant will not, through any act or omission on the part of Tenant, in any way hinder, impede, or frustrate the efforts of the Landlord in completing such remodeling or refurbishing in a timely fashion. As part of architect's design specifications, a new exterior Tenant sign criteria may be developed. Upon development of said new sign criteria Tenant shall, at Tenant's expense, upon written notice from Landlord, remove all existing signs and replace such exterior signs with a new sign or signs in accordance with the new sign criteria. Such resigning by Tenant shall be completed within sixty (60) days after receipt of new sign criteria from Landlord.

ADDITIONAL PROVISIONS MAY BE SET FORTH IN A RIDER OR RIDERS ATTACHED HERETO OR IN THE BLANK SPACE BELOW. IF NO ADDITIONAL PROVISIONS ARE INSERTED, PLEASE DRAW A LINE THROUGH THE SPACE BELOW.

Landlord and Tenant have signed this Lease at the place and on the dates specified adjacent to their signatures below and have initialed all Riders which are attached to or incorporated by reference in this Lease.

Signed on May 17, 1999

at: Encinitas, CA

TENANT: **Southwest Community Bank, A California Banking Corporation**
dba: **SOUTHWEST COMMUNITY BANK**

By: [signature]
Frank J. Mercardante, President

By: ____________________

Signed on May 17, 1999

at: Encinitas, CA

Landlord: VILLA ENCINITAS PLAZA, LTD.
a California Limited Partnership

[signature] G.P.
Robert C. Scharbarth, General Partner

By: ____________________

RIDER #1

RIDER #1 OF THAT CERTAIN LEASE DATED 5/17, 1999 BETWEEN SOUTHWEST COMMUNITY BANK, a California Banking Corporation, dba: SOUTHWEST COMMUNITY BANK AS "TENANT" AND VILLA ENCINITAS PLAZA LTD., A CALIFORNIA LIMITED PARTNERSHIP AS "LANDLORD".

Section 1.08 Use of Premises.

The leased premises shall be used and occupied by Tenant for only the following purposes and for no other purposes whatsoever without obtaining prior written consent of Landlord such consent shall not be unreasonably withheld or delayed.

Tenant shall use the premises principally for general offices and related uses. Tenant agrees not to use the premises for immoral or unlawful purpose. Tenant shall not commit or allow any waste or any public or private nuisance upon the premises.

Section 18.21 Tenant Improvements.

It is agreed by Tenant that said demised premises is to be leased "AS IS" except Landlord shall deliver suite in a broom swept clean condition, with HVAC, electrical and plumbing in good working order. The building to comply with all applicable building standards and all relevant local Health and Safety standards for the City of Encinitas. Except as otherwise provided in this Lease, Tenant hereby accepts the Premises in their condition existing as of the Lease commencement date or the date that Tenant takes possession of the Premises, whichever is earlier, subject to all applicable zoning, municipal, county and state laws, ordinances and regulations governing and regulating the use of the Premises, and any covenants or restrictions of record and accepts this Lease subject thereto and to all matters disclosed thereby and by any exhibits attached hereto. Tenant acknowledges that neither Landlord or Landlord's agent has made any representation or warranty as to the present or future suitability of the Premises for the conduct of Tenant's business.

Section 18.22 Option

(a) Landlord hereby grants to Tenant the Option to extend the term of this lease at a rental to be determined as hereinafter provided, but otherwise upon the same terms and conditions hereof, for a period of one (1) Five (5) year term beyond the initial term hereof.

(b) Tenant may exercise such Option by notifying Landlord in writing not later than ninety (90) days prior to the expiration of the initial term, provided Tenant is not in default under any of the terms of this lease at the time of such notice or at the end of the initial term hereof. If the Option to extend has been exercised by Tenant pursuant to the foregoing requirements, the term of this lease shall be automatically extended for said one (1) Five (5) year term period, subject to an adjustment of the monthly rent as hereinafter provided.

(c) The monthly rent for the premises during the option period or extended option periods specified above shall be determined by a "fair rental value" appraisal of the premises to be made as hereinafter set forth. The fair rental value of the premises shall be within fifteen (15) days of the date the Option is exercised, then by appraisers appointed as hereinafter set forth, based upon comparable rentals then charged and collected in the area, taking into account items that professional real estate appraisers customarily consider including location, the credit of tenants of other properties, size, age, design, utility and other relevant factors of other properties in the area. In no event shall the monthly rental during the Option period be reduced pursuant to such appraisal, and if the appraised fair rental value is less the rent paid during the last year of the initial term of this lease, then the rent shall remain at the rent paid during the last year of such term.

(d) Any required appraisal shall be made as follows: Landlord and Tenant shall each appoint in writing an independent qualified real estate appraiser, who shall be members of the American Institute of Real Estate Appraisers, within thirty (30) days of the exercise of such Option and within ten (10) days of their appointment the two appraisers so selected shall jointly appoint an equally qualified third appraiser. The third appraiser shall make the fair rental value appraisal of the premises within twenty (20) days of the date of his appointment. If either Tenant or Landlord fails to appoint an appraiser, then the appraiser acting alone and the decision of such appraiser as to the fair rental value of the premises shall be conclusive and binding upon Tenant and Landlord. In the event that the two appraisers so selected do not choose the third appraiser within ten (10) day period, Tenant or Landlord may apply to the presiding judge of the Superior Court of the State of California for the County of San Diego for the appointment of the third appraiser. The fees of the appraiser making such fair rental value appraisal shall be borne equally by Landlord and Tenant. In no event shall the delay in the determination of the fair rental value of the premises affect Tenant's obligation to pay the amount of rent as is then in force, or the amount of increase, if any, immediately upon receipt of notification of the same.

Tenant:
Landlord:

RIDER #1 OF THAT CERTAIN LEASE DATED 5/17, 1999 BETWEEN SOUTHWEST COMMUNITY BANK, a California Banking Corporation, dba: SOUTHWEST COMMUNITY BANK AS "TENANT" AND VILLA ENCINITAS PLAZA LTD., A CALIFORNIA LIMITED PARTNERSHIP AS "LANDLORD".

Section 18.23 California Real Estate Licensee is a Principal

It is understood by Tenant and Tenant has been informed and made aware by Landlord and Agent, that one or more of Landlord's principals, stockholders, owners or partners is, are, or may be a licensed California Real Estate Broker, Agent or Licensee, acting as a principal in this transaction. It is understood that Robert C. Nightingale, Jr. is a licensee with La Jolla Commercial Real Estate.

Section 18.24 Lease Concessions.

~~If Landlord has given Tenant any Lease Concessions (as defined in Section 18.24 below) in connection~~ with the execution of this Lease, Tenant acknowledges that such concessions are granted as consideration for and are conditioned upon Tenant's performance under and compliance with the terms of this Lease, and will be terminated in the event (i) Tenant defaults under this Lease past any cure period as provided herein; or (ii) Tenant breaches the confidentiality agreement set forth in Section 18.24 of this Lease. Tenant acknowledges and understands that Landlord would not have granted the Concessions to Tenant but for the right and agreement to recover Concessions as set forth in this section. Therefore, in the event Tenant breaches the confidentiality agreement set forth in Section 18.24, the Concessions will immediately terminate. In such event, any Concessions previously realized by Tenant will be immediately due and payable to Landlord as additional rent under this Lease in addition to any other damages recoverable by Landlord pursuant to the provisions of this Lease. For purposes of this section, concessions "realized" by Tenant shall mean any rent due prior to the time of termination of the Concessions which had been fully or partially abated, or any other amount (including any tenant improvement allowance) paid by Landlord or the receipt of which was waived by Landlord prior to the termination of the Concessions. As set forth above, the termination of the Concessions will fully ~~terminate Tenant's right to any Concessions not yet realized by Tenant.~~

Section 18.25 Agreement as to Confidentiality of Lease Terms.

Landlord and Tenant have agreed upon certain economic terms in this Lease pertaining to the rent and other amounts due, hereunder referred to as the "rental obligations" which may include certain Landlord concessions involving payment by Landlord to Tenant or third parties (including payment of a tenant improvement allowance) and/or certain agreements by Landlord to accept reduced rent or abate rent or other amounts due to Landlord, hereunder referred to as the "concession(s)". The rental obligations and concessions are collectively referred to herein as the "economic terms". Tenant acknowledges and understands that the economic terms of this Lease may be different from the economic terms in other Leases in the shopping center, and that the economic terms granted to Tenant may be more favorable to Tenant than the economic terms of other Leases in the shopping center. Pursuant to section 18.23 of this Lease, Tenant has agreed that any Concessions granted to Tenant hereunder by Landlord are conditional upon both (i) Tenant's performance of all terms and conditions of this lease; and (ii) tenant's compliance with the provisions of this section wherein Tenant agrees to keep the economic terms, including the concessions, confidential and not to disclose the economic terms to any other party except as provided in this section. As material inducement to Landlord's agreement to grant the economic terms to Tenant, Tenant hereby agrees, represents and warrants that Tenant will not disclose, verbally or in writing, any of the economic terms or provide a copy of this Lease or any portion hereof to any other party. Notwithstanding the foregoing, Tenant may provide a copy of this Lease on a confidential basis only to any of Tenant's partners, directors, shareholders, employees, accountants, or attorneys, or to a third party in the event Tenant is otherwise required by law to provide a copy to such party. A condition to the delivery by Tenant shall be that Tenant require any such party to agree in writing to not disclose the economic terms or provide a copy of the Lease to any other party. If Tenant breaches the agreement and representation and warranty as to confidentiality set forth herein, all of the concessions which have not then been realized by Tenant shall be immediately due and payable to Landlord as additional rent under this Lease as provided in section 18.23 of this lease. Tenant, by initialing this provision where indicated below, acknowledges that Tenant has read and understands this provision and agrees to be bound by the terms hereof.

Section 18.26 Tenant's Right to Cancel.

~~The right is reserved to Tenant to cancel this Lease on ninety (90) days written notice to Landlord.~~

Tenant: ________
Landlord: ______

RIDER #1 OF THAT CERTAIN LEASE DATED 5/17, 1999 BETWEEN SOUTHWEST COMMUNITY BANK, a California Banking Corporation, dba: SOUTHWEST COMMUNITY BANK AS "TENANT" AND VILLA ENCINITAS PLAZA LTD., A CALIFORNIA LIMITED PARTNERSHIP AS "LANDLORD".

Section 18.27 Right to Additional Space.

Tenant shall have the right to acquire additional space in the subject shopping center as it may become available on the same terms and conditions as are contained herein. Landlord shall give written notice of such availability to Tenant, who shall thereupon have thirty (30) days in which to accept the additional space and relocate to the additional space.

Section 18.28 Lease is Separate and Apart.

This lease is separate and apart from and does not modify or amend that certain lease between the parties Effective Date of Lease 10-17-96 for the premises at 277 North El Camino Real, Encinitas in the Villa Encinitas Plaza Shopping Center.

Tenant:
Landlord:



EXHIBIT A

SUBJECT

DEMISED PREMISES

building C

building D

building B

bank

MOUNTAIN VISTA DRIVE

building A

villa encinitas plaza

north

resume

SITE AREA

BUILDING AREA

PARKING

EXHIBIT A


INITIAL

EXHIBIT B
TENANT'S WORK

1. To fixturize store in a first class manner comparable to other new stores of a similar nature in modern shopping centers.

2. To purchase and install a sign in accordance with specifications prepared by Landlord or Landlord's Architect, and to submit all signs to Landlord for written approval of size, color, location, mounting and design of sign and lettering prior to fabrication.

3. Tenant upon signature of lease will immediately contact and contract with Landlord's designated sign contractor for installation of Tenant's fascia sign per Landlord's sign criteria, Exhibit "C". Said sign shall be installed prior to Tenant opening for business or with Landlord's written approval, within thirty (30) days after opening for business to the public. All such proposed sign drawings shall first be submitted for approval to Landlord. Said approval shall be given in writing by Landlord prior to construction and installation of Tenant's signage. The Landlord has the absolute right to immediately remove, at Tenants sole cost, any signage not having prior written approval by Landlord.

4. All stacks, vents, and other openings through the roof desired by Tenant shall first be approved by Landlord and then be installed by Landlord's contractor at Tenant's direction and expense.

5. All changes in floor level or underfloor work shall first be approved by Landlord and then be done by the Landlord's Contractor at Tenant's direction and expense.

6. To deliver to Landlord drawings with respect to any TENANT WORK or any additional requirements of Tenant, which drawings shall conform in all respects with the agreements of the Landlord and shall be prepared in a manner satisfactory to Landlord's Architect and shall be sufficient in all respects so that necessary building permit(s) can be obtained. In the event Landlord's Architect is required to spend additional time on Tenant's drawings in order to make drawings acceptable to Landlord, his contractor, or the authorities responsible for issuing building permits, Tenant shall pay all costs related to such additional time.

7. Tenant acknowledges that it must contact the Building Inspection Department of the city or county to request an inspection of the premises and obtain a certificate of occupancy. Tenant also acknowledges that it may require a building permit for any Tenant work and that it must comply with the Building Department requirements because of Tenant's use of the premises.

8. Landlord shall not be liable for any loss, cost, damage or expense incurred or claimed by Tenant or any other person or party on account of the construction or installation of the Tenant Equipment or any other improvements to the Demised Premises made by Tenant. Tenant hereby acknowledges, and, agrees that the compliance of the Tenant Equipment, or other improvements made to the Demised Premises by the Tenant will comply with all, applicable governmental laws, codes and regulations and shall be the Tenant's sole responsibility. Landlord assumes no liability or responsibility resulting from the failure of the Tenant to comply with all applicable governmental laws, codes and regulations or for any defect in any Tenant Equipment or other improvements to the Demised Premises made by Tenant. Tenant further agrees to indemnify, defend, and hold harmless Landlord from any loss, cost damage or expense incurred, claimed, asserted or arising in connection with any of the foregoing.

Tenant: ____
Landlord: ____

EXHIBIT C

SIGN PROGRAM FOR RETAIL CENTER
VILLA ENCINITAS PLAZA
247-277 N. EL CAMINO REAL, ENCINITAS, CA
APRIL, 1997

This criteria has been established for the purpose of maintaining a continuity of quality and aesthetics throughout the shopping center, for the mutual benefit of all tenants, and to comply with the regulations of the City of Encinitas. Conformance will be strictly enforced, and any installed non-conforming or unapproved signs must be brought into conformance at the expense of Tenant.

A. GENERAL REQUIREMENTS

1. Each tenant shall submit or cause to be submitted to Owner for approval, prior to fabrication, four (4) copies of detailed drawings indicating the location, size, layout, design color, illumination, materials and method of attachment.

2. Prior to the installation and manufacture of any sign, Tenant shall obtain a sign permit from the City of Encinitas.

3. All permits for signs and their installation shall be obtained by Tenant or their representative.

4. Each tenant shall pay all costs for their sign including manufacture, installation, maintenance and City permits.

5. Tenant shall be responsible for the fulfillment of all requirements and specifications, including those of the City of Encinitas.

6. All signs shall be reviewed for conformance with this criteria and overall design quality. Approval or disapproval of sign submittals based on aesthetics of design shall remain the sole right of Owner.

7. Tenant shall be responsible for the installation and maintenance of their sign. Should Tenant's sign require maintenance or repair, Owner shall give Tenant thirty (30) days written notice to effect said maintenance or repair. Should Tenant fail to do same, Owner shall undertake repairs, and Tenant shall reimburse Owner within ten (10) days from receipt of invoice.

B. SIGN CONSTRUCTION

1. All signs and their installation shall comply with all applicable City building and electrical codes, and bear a U.L. label.

2. Tenant's sign contractor shall completely install and connect sign display and primary wiring at sign location per Owner's Approval. Signs are to be connect to the J-Box (without wire) provided by Owner, which is connected and controlled at Owner's house panel for uniform control of hours of illumination unless otherwise directed by Owner.


INITIAL

3. All penetrations of exterior fascia to be sealed watertight; color and finish to match adjacent material, subject to Owner's approval.

4. All signs shall be kept in good condition, be legible, adequately repaired, maintained, and painted by Tenant thereof at all times. All repairs shall be at least equal in quality and design to the original signs. The standards for maintenance and repair of signs shall be that which will assure the highest visual quality.

5. All exterior signs shall be secured by concealed fasteners, stainless steel, nickel or cadmium plated. All exterior signs shall be mounted 1/2" from the building for proper drainage.

6. Plastic surfaces to be Rohm & Haas 3/16" Plexiglas as manufactured for outdoor advertising.

7. Internal illumination to be 30-milli-amp neon installation, labeled in accordance with the *National Board of Fire Underwriters Specifications.* No other labels or identification will be permitted on the exposed surfaces of the sign except those required by local ordinances.

8. All exposed letter sheet metal returns shall be of 24-gauge, painted with one coat of lead primer and two (2) coats of acrylic enamel.

C. <u>SIGN DESIGN</u>

1. All tenants are required to have illuminated sign on their fascia, unless otherwise specified in the criteria or approved by the Owner and the Encinitas Community Development Department. Location shall be approved by the Owner and the Community Development Department.

2. <u>Sign Types</u>:

a. <u>Type A. Wall Signs</u> Each shop tenant less than 2,500 s.f. in size shall use internally illuminated, individual <u>channel letters</u>. Maximum vertical sign height is 24", with a maximum letter height of 18" for capitals and 12" for lower case. Sign length shall not exceed 75% of leased linear frontage--refer to sign plan for additional information.

Returns to be 5" deep with acrylic enamel finish and 3/4" trim cap. Tenants to use Rohm & Haas Plexiglas colors. Choice of clear or color sign faces, as well as style, subject to Owner's and City's approval. Prior to finalization of sign designs, the Tenant/Owner shall receive preliminary approval by the Community Development Department of Sign Concept and shall obtain all building permits. Owner, at Owner's discretion will review signs with the intention of varying the sign colors or transparency and letter style of adjacent signs on a case-by-case basis. Logo, stylized, or script lettering, cans shall be allowed only by the discretion of Owner and not exceed 25% of sign area. Sign placement on the building shall be in accordance of sign plan and as directed by Owner. It is the intent of this sign program to allow exposed neon wall signs with clear faces, per the Owner's discretion.


INITIAL

b. Type B. Major Tenant Wall Signs Each shop tenant over 2,500 s.f. in size, with more than 25 l.f. of building frontage, as shown on sign plan, shall use internally illuminated, individual channel letters. Maximum vertical sign height is 30" for all components with a minimum letter height of 18" for capital and lower case letters. Sign length shall not exceed 75% of leased linear frontage.

Returns to be 5" deep with acrylic enamel finish and 3/4" trim cap. Tenants to use Rohm & Haas Plexiglas colors. Choice of clear or color sign faces, as well as style is subject to Owner's and City's approval. Prior to finalization of sign designs, the Tenant/Owner shall receive preliminary approval by the Community Development Department of Sign Concept and shall obtain all building permits. Owner, at Owner's discretion will review signs with the intention of varying the sign colors or transparency and letter style of adjacent signs on a case-by-case basis. Logo, stylized or script lettering cans shall be allowed only by the discretion of Owner and not exceed 25% of sign area. Sign placement on building shall be as directed by Owner. It is the intent of this sign program to allow exposed neon wall signs with clear faces, per the Owner's discretion.

c. Type E (Optional Signage) Each tenant shall be permitted to place upon or adjacent to their entrance, no more than 144 square inches of vinyl Scothal #3680-20 with lettering; letter style Helvetica. Application not to exceed 2" in height, indicating hours of business, emergency telephone numbers, etc...as designed in sign plan.

d. This sign program recognizes an existing monument sign on North El Camino Real and makes provision for a future monument sign of 8' in height maximum, located on Mountain Vista Drive, subject to "over the counter" staff review.

D. INSTALLATION

1. Tenant's sign contractor shall completely install and connect sign display and primary wiring at sign location stipulated by Owner.
2. Landlord reserves the right to hire an independent electrical engineer (at Tenant's sole expense) to inspect the installation of all Tenant's signs and to require Tenant to have any discrepancies and/or code violations shall be corrected at Tenant's expense. Any code violations requests for sign removals or discrepancies not corrected within 15 days of notice may be corrected by Owner at Tenant's expense.

E. MISCELLANEOUS REQUIREMENTS

1. Each tenant who has a on-customer door for receiving merchandise may have uniformly applied on said door, in 2-inch high medium Helvetica black letters, Tenant's name and address.


INITIAL

2. Except as provided herein, (excepting signs to identify hours of operation, building address) no advertising placards, banners, pennants, names, insignia, trademarks, or other descriptive material shall be affixed or maintained upon either the interior or exterior of the glass panes and supports of the show windows and doors, or upon the exterior walls of the buildings, unless such signs are approved by the City pursuant to *Municipal Code Sign Standards* in effect at the time of application for permit(s) from the City.

3. No animated, flashing, audible, off-premises, or vehicle signs are allowed. Special temporary banners shall only be permitted as allowed by the City of Encinitas.

F. APPROVALS

1. To obtain Owner approval, submit four (4) copies as outlined in Section A of this criteria, to Owner at the following address:

Villa Encinitas Plaza, Ltd.
Robert C. Nightingale, Jr.
P.O. Box 13293
La Jolla, CA 92039-3293
(619)258.5511
(619)552.1158 fax

Please allow approximately two (2) weeks for the approval process. Upon approval, a letter shall be provided to Tenant by Owner. This letter must be presented to the City of Encinitas to obtain the Tenant's sign permit.

2. Prior to manufacture of any sign, Tenant shall obtain sign permit from the City of Encinitas.

TENTANT__________ LANDLORD__________


INITIAL

EXHIBIT C

75% MAXIMUM OF LEASED PREMISES

4'-0"

2'-0" MAX

1'-6" MIN

LOGO TENANT SIGN

SAMPLE SIGN LAYOUT
SCALE: 3/8"=1'-0"

LETTER STYLES, COLORS AND GRAPHICS ARE LEFT AT THE DISCRESSION OF THE OWNER, EXCEPT AS NOTED

PLEX COLORS SHALL BE AT DISCRESSION OF OWNER. COLORS TO BE APPROVED BY LANDLORD.
5" DEEP LETTER RETURNS.
USE 3/4" TRIM CAP. ALL NEON TO BE 15MM, 30MA WITH DOUBLE BACKS. ALL COMPONENTS SHALL BE U.L. LISTED. TRANSFORMERS TO BE IN EXPOSED RACEWAYS PAINTED TO MATCH WOOD BEAM.
U.L. LISTED ELECTRICAL DISCONNECT SWITCHES TO BE PROVIDED.
TOWER SIGN DESIGN AT THE DISCRESSION OF OWNER.



WOOD BEAM
5" RETURNS
WEEP HOLES
SECTION DETAIL N.T.S.
1 SHEET METAL LETTER
2 3/4" TRIMCAP
3 STANDARD GLASS STAND
4 POLYCARBONATE FACE
5 NEON TUBE
8 STO-15 WIRING FROM TRANSFORMER TO ELECTRODE VIA U.L. LISTED ELECTROLIT SYSTEM
9 30 mA TRANSFORMER
10 U.L. LISTED DISCONNECT SWITCH
11 ELECTRICAL FLEX

POLYCARBONATE FACE CHANNEL LETTERS MOUNTED ON EXPOSED METAL RACEWAY UNDER EXISTING WOOD BEAM

18"

SOUTH ELEVATION N.T.S.

EXHIBIT 2

SIGN CRITERIA

ALL TENANTS SIGNAGE TO CONFORM TO CRITERIA AS FOLLOWS:

TYPE A: EACH SHOP TENANT LESS THAN 2,500 S.F. IN SIZE SHALL USE INTERNALLY ILLUMINATED, INDIVIDUAL CHANNEL LETTERS. MAXIMUM VERTICAL HEIGHT IS 24" FOR SIGN LOGO, WITH A MAXIMUM LETTER HEIGHT OF 18" FOR CAPITALS AND 12" FOR LOWER CASE. SIGN LENGTH SHALL NOT EXCEED 75% OF LEASED LINEAR FRONTAGE-REFER TO EXHIBIT 2 FOR ADDITIONAL INFORMATION.

RETURNS TO BE 5" DEEP WITH ACRYLIC ENAMEL FINISH AND 3/4" TRIM CAP. TENANTS TO USE ROHM & HAAS PLEXIGLAS COLORS. COLOR OR CLEAR AND LETTER STYLE SUBJECT TO OWNER'S APPROVAL. OWNER, AT OWNER'S DISCRETION WILL REVIEW SIGNS WITH THE INTENTION OF VARYING THE SIGN COLORS OR TRANSPARENCY AND LETTER STYLE OF ADJACENT SIGNS ON A CASE-BY-CASE BASIS. LOGO, STYLIZED, OR SCRIPT LETTERING, CANS SHALL BE ALLOWED ONLY BY THE DISCRETION OF OWNER AND NOT EXCEED 25% OF SIGN AREA. SIGN PLACEMENT ON THE BUILDING SHALL BE IN ACCORDANCE WITH EXHIBIT 2 ATTACHED AND AS DIRECTED BY OWNER. IT IS THE INTENT OF THIS SIGN PROGRAM TO ALLOW EXPOSED NEON WALL SIGNS.

CALIFORNIA SIGN COMPANY 1468 N. Magnolia Avenue, El Cajon CA 92020 Phone (619) 593-1113 Fax (619) 593-1115

Job Name Villa Encinitas Plaza CRITERIA File Number 97074
Page 1 of 3
Job Address 247-277 El Camino Real
Encinitas, CA
Date 4/17/97
Revised 4/28/97
Account Representative Scott Bilbrey
Drawn By: Scott Moller

Approvals
Client ____ Date ____
Landlord ____ Date ____

Account Representative Review and Authorization of Specifications and Details
Sales Review ____ Date ____

SIGN TO BE U.L. APPROVED
Notes:

INITIAL

EXHIBIT C

EXHIBIT C

OF LEASED PREMISES

2'-6" MAX

L'affaire

SAMPLE SIGN LAYOUT
SCALE: 3/8"=1'-0"

LETTER STYLES, COLORS AND GRAPHICS ARE LEFT AT THE DISCRESSION OF THE OWNER, EXCEPT AS NOTED

PLEX COLORS SHALL BE AT DISCRESSION OF OWNER. COLORS TO BE APPROVED BY LANDLORD.
5" DEEP LETTER RETURNS.
USE 3/4" TRIM CAP. ALL NEON TO BE 15MM, 30MA WITH DOUBLE BACKS. ALL COMPONENTS SHALL BE U.L. LISTED. TRANSFORMERS TO BE IN EXPOSED RACEWAYS PAINTED TO MATCH WOOD BEAM.
U.L. LISTED ELECTRICAL DISCONNECT SWITCHES TO BE PROVIDED.
TOWER SIGN DESIGN AT THE DISCRESSION OF OWNER.

30"

L'affaire

TENANT SIGN

SOUTH ELEVATION N.T.S.

EXHIBIT 4

5" RETURNS

WOOD BEAM

WEEP HOLES

SECTION DETAIL N.T.S.

1. SHEET METAL LETTER
2. 3/4" TRIMCAP
3. STANDARD GLASS STAND
4. POLYCARBONATE FACE
5. NEON TUBE
6. INSTALL W/ (3) - 1/4" X 3-1/2" LAGS (OR AS REQ.)
7. EXPOSED SHEET METAL RACEWAY FASTENED UNDER EXISTING WOOD BEAM
8. GTO-15 WIRING FROM TRANSFORMER TO ELECTRODE VIA U.L. LISTED ELECTRONIT SYSTEM
9. 30 m.a. TRANSFORMER
10. U.L. LISTED DISCONNECT SWITCH
11. ELECTRICAL FLEX

POLYCARBONATE FACE CHANNEL LETTERS MOUNTED ON EXPOSED METAL RACEWAY UNDER EXISTING WOOD BEAM

SIGN CRITERIA

ALL TENANTS SIGNAGE TO CONFORM TO CRITERIA AS FOLLOWS:

TYPE B: EACH SHOP TENANT OVER 2,500 SF IN SIZE AND WITH MORE THAN 25 LF OF BUILDING FRONTAGE, AS SHOWN ON EXHIBIT 4, SHALL USE INTERNALLY ILLUMINATED, INDIVIDUAL CHANNEL LETTERS. MAXIMUM VERTICAL SIGN HEIGHT IS 30" FOR ALL COMPONENTS WITH A MINIMUM LETTER HEIGHT OF 18" FOR CAPITAL AND LOWER CASE LETTERS. SIGN LENGTH SHALL NOT EXCEED 75% OF LEASED LINEAR FRONTAGE, AND SHALL NOT EXCEED A TOTAL SIGN AREA OF 1 S.F. PER LINEAR FOOT OF STORE FRONTAGE ON THE SIDE WHERE THE MAIN ENTRANCE IS LOCATED.

RETURNS TO BE 5" DEEP WITH ACRYLIC ENAMEL FINISH AND 3/4" TRIM CAP. TENANTS TO USE ROHM & HAAS PLEXIGLAS COLORS. COLOR OR CLEAR AND LETTER STYLE SUBJECT TO OWNER'S APPROVAL. OWNER, AT OWNER'S DISCRETION WILL REVIEW SIGNS WITH THE INTENTION OF VARYING THE SIGN COLORS OR TRANSPARENCY AND LETTER STYLE OF ADJACENT SIGNS ON A CASE-BY-CASE BASIS. LOGO, STYLIZED OR SCRIPT LETTERING CANS SHALL BE ALLOWED ONLY BY THE DISCRETION OF OWNER AND NOT EXCEED 25% OF SIGN AREA. SIGN PLACEMENT ON BUILDING SHALL BE AS DIRECTED BY OWNER. IT IS THE INTENT OF THIS SIGN PROGRAM TO ALLOW EXPOSED NEON WALL SIGNS.

EXHIBIT C

CALIFORNIA SIGN COMPANY 1468 N. Magnolia Avenue, El Cajon CA 92020 Phone (619) 593-1113 Fax (619) 593-1115

Job Name Villa Encinitas Plaza CRITERIA File Number 97074
Page 2 of 3
Job Address 247-277 El Camino Real
Encinitas, CA Date 4/17/97
Account Representative Drawn By: Revised 4/28/97
Scott Bilbrey Scott Moller

Approvals
Client Date
Landlord Date

Account Representative Review and Authorization of Specifications and Details
Sales Review Date

SIGN TO BE U.L. APPROVED
Notes:

INITIAL

EXHIBIT C



N
0 10 20 50
EL CAMINO REAL
building A
building B
building C
BUILDING C
building D
bank
EXISTING MONUMENT SIGN
MOUNTAIN VISTA DR.
PROPOSED MONUMENT SIGN
TO MATCH EXISTING (SUBJECT TO CD STAFF REVIEW)
CALIFORNIA SIGN COMPANY
1468 N. Magnolia Avenue, El Cajon CA 92020 Phone (619) 593-1113 Fax (619) 593-1115
Job Name Villa Encinitas Plaza CRITERIA
File Number 97074
Page 3 of 3
Job Address 247-277 El Camino Real
Encinitas, CA
Date 4/17/97
Account Representative
Drawn By:
Revised 4/28/97
Scott Bilbrey
Scott Moller
INITIAL
Approvals
Client
Date
Landlord
Date
Account Representative Review and Authorization of Specifications and Details
Sales Review
Date
SIGN TO BE U.L. APPROVED
Notes:

EXHIBIT C

EXHIBIT "D"

NOTICE TO OWNERS, BUYERS AND LESSEES REGARDING THE AMERICANS WITH DISABILITIES ACT AND REGULATIONS

The Americans with Disabilities Act ("ADA") was enacted on July 26, 1990 and is codified beginning at Section 12101 of Title 42 of the United States Code. The stated purpose of the ADA is to provide a clear and comprehensive nationwide mandate and enforcement mechanism for eliminating discrimination against individuals with disabilities. Title III of the ADA concerns eliminating discrimination by "public accommodations" or "commercial facilities". Regulations issued by the United States Department of Justice to Implement the ADA became effective on January 26, 1992. The ADA must be enforced not only by the government but also by private individuals with disabilities against whom discrimination occurs.

The ADA defines a "public accommodation" as a private entity that owns, leases (or leases to) or operates a "place of public accommodation." A "place of public accommodation" is defined broadly as a facility operated by a private entity whose operations affect commerce and fall within one or more listed categories. The following are some of the categories of operations listed in the ADA as places of public accommodation: restaurants, bars, hotels, movie theaters, bakeries, grocery stores, clothing stores, hardware stores, other retail establishments, shopping centers, laundromats, banks, barber shops, travel service offices, shoe repair services, gas stations, pharmacies, health spas, professional offices (such as those of a lawyer, accountant or health care provider), nursery school and day care centers. The foregoing list is descriptive only and is not a complete list of all categories of operations listed.

Title III of the ADA requires places of public accommodation to comply with several nondiscrimination requirements on or before January 26, 1992. One such requirement is that "structural architectural" and "structural communications" barriers in existing facilities must be removed, if removal is "readily achievable." The following are examples of steps public accommodations should take to remove barriers: Install ramps, make curb cuts in sidewalks and entrances, reposition shelving, reposition telephones, widen doors, eliminate turnstiles or provide alternate paths of travel, rearrange partitions and reposition fixtures and amenities in restrooms, install accessible door hardware, install full-length mirrors and remove high-pile carpeting. The foregoing list is descriptive only and is not a complete list of steps which should be taken to remove barriers.

The ADA defines a "commercial facility" as a facility affecting commerce which is intended for non-residential use by a private entity. Almost all business facilities fall within this definition. Commercial facilities include, but are not limited to: factories, warehouses and office buildings.

Title III of the ADA requires both places of public accommodation and commercial facilities to comply with the following requirements: (a) New construction designed and constructed for first occupancy after January 26, 1993 must be accessible and usable by an individual with a disability; and (b) Physical alterations and remodeling which begins after January 26, 1992 must, to the "maximum extent feasible," make the altered portions accessible to and usable by an individual with a disability.

The foregoing are very general disclosures of some of the requirements of the ADA; the ADA contains many other requirements for both places of public accommodation and commercial facilities. In addition, you should be aware that we have used many terms which have specific meanings and are defined in detail in the ADA and the regulations. The ADA and the regulations are a complex network to specific requirements. Whether the premises in your transaction are exempt from or are required to comply with the ADA must be answered on a case-by-case basis. In addition, if the premises are required to comply, exactly what alterations and improvements would need to be done must be determined case by case.

La Jolla Commercial Real Estate makes no representation or warranty concerning whether the premises in your transaction are required to comply with the ADA or are in compliance with the ADA. In addition, if the premises are required to comply with the ADA, La Jolla Commercial Real Estate makes no representation or warranty concerning the alterations or improvements which would need to be done to comply.

La Jolla Commercial Real Estate strongly encourages you to consult with design professionals, architects, engineers, lawyers or other professionals or consultants who are familiar with the requirements of the ADA and the regulations. Only by having qualified professionals evaluate how the ADA applies to the premises in your transaction can you obtain a complete understanding of the work, cost and time which may be involved in complying with the ADA.

You should also be aware that the ADA may enable you to agree to allocate responsibility for compliance between you and the other parties in your transaction. You must be aware, however, that if the premises do not comply, any such allocation does not affect either you or the other party's exposure for liability to individuals with disabilities.

Tenant: ________
Landlord: ________

EXHIBIT "G"

NOTICE TO OWNERS, BUYERS AND LESSEES REGARDING HAZARDOUS WASTES OR SUBSTANCES AND UNDERGROUND STORAGE TANKS

Comprehensive federal and state laws and regulations have been enacted in the last few years in an effort to develop controls over the use, storage, handling, clean-up, removal and disposal of hazardous wastes or substances. Some of these laws and regulations, such as the so-called "Superfund Act", provide for broad liability schemes wherein an owner, lessee or other user of the property may be liable for clean-up costs and damages regardless of fault. Other laws and regulations set standards for the handling of asbestos or establish requirements for the use, modifications, abandonment, or closing of underground storage tanks.

It is not practical or possible to list all such laws and regulations in this Notice. Therefore, owner, buyers and lessees are urged to consult legal counsel to determine their respective rights and liabilities with respect to the issues described in this Notice, as well as other aspects of the proposed transaction. If hazardous wastes or substances have been, or are going to be used, stored, handled or disposed of on the property, or if the property has or may have underground storage tanks, it is essential that legal and technical advice be obtained to determine, among other things, what permits and approvals have been or may be required, if any; the estimated costs and expenses associated with the use, storage, handling, clean-up, removal or disposal of the hazardous wastes or substances; and what contractual provisions and protections are necessary or desirable. It may also be important to obtain expert assistance for site investigations and building inspections. The past uses of the property may provide valuable information as to the likelihood of hazardous wastes or substances, or underground storage tanks being on the property.

Although La Jolla Commercial Real Estate will disclose any knowledge it actually possess with respect to the existence of hazardous wastes or substances or underground storage tanks on the property, La Jolla Commercial Real Estate has not made investigation or obtained reports regarding the subject matter of this Notice, except as may be described in a separate written document signed by La Jolla Commercial Real Estate. No representatives regarding the existence or nonexistence of hazardous wastes or substances, or underground storage tanks on the property are made by La Jolla Commercial Real Estate. You should contact a professional, such as a civil engineer, geologist, industrial hygienist or other persons with experience in these matters to advise you concerning the property.

The term "hazardous wastes or substances" is used in this Notice in its very broadest sense and includes, but is not limited to, petroleum base products, paints and solvents, lead, cyanide, DDT, printing ink, acids, pesticides, ammonium compounds, asbestos, PCB's and other chemical products. Hazardous wastes or substances and underground storage tanks may be present on all types of real property. This Notice is therefore meant to apply to any transaction involving any type of real property, whether improved or unimproved.

Tenant: ______
Landlord: ______

EXHIBIT "I"
CONFIRMATION OF TERM OF LEASE

This Confirmation of Term of Lease is made ______________________________, 1999, between **Villa Encinitas Plaza, Ltd., a California Limited Partnership** (Landlord), and **Southwest Community Bank, a California Banking Corporation dba SOUTHWEST COMMUNITY BANK** (Tenant) who agree as follows:

1. Landlord and Tenant entered into a lease dated ______________, 1998 in which Landlord leased to Tenant and Tenant leased from Landlord the premises described in Paragraph 1.04 of the Lease (the "Premises").

2. Pursuant to Paragraph 1.07 of the Lease, Landlord and Tenant agree to confirm the commencement and expiration dates of the Term, and the commencement date of rent, as follows:

   a) July 1 ______, 1999 is the Commencement Date of the Term of the Lease

   b) June 30 ______, 2004 is the Expiration Date of the Term of Lease

   c) July 1 ______, 1999 is the Commencement Date of rent under the Lease.

3. Tenant confirms that:

   a) It has accepted possession of the Premises as provided in the Lease;

   b) The improvements and space required to be furnished by Landlord under the Lease have been furnished;

   c) Landlord has fulfilled all its duties of an inducement nature;

   d) The Lease has not been modified, altered, or amended, except as follows:
   ____
   ____

   e) There are no setoffs or credits against rent, and no security deposit has been paid except as provided by the Lease;

   f) Tenant has no notice of a prior assignment, hypothecation, or pledge of rent, or of the Lease; and

   g) The Lease is in full force and effect.

4. The provisions of this confirmation of term of lease shall inure to the benefit, or bind, as the case may require, the parties and their respective successors subject to the restrictions on assignment and subleasing contained in the Lease.

Tenant: ______
Landlord: ______

EXHIBIT "J"
SIGN CRITERIA

Tenant will not place or suffer to be placed or maintained on any exterior door, wall or window of the Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Premises without first obtaining Landlord's written approval and the approval and consent of any governmental body haying jurisdiction over signs in the office building.

Tenant further agrees to maintain such signs, awnings, canopy, decoration, lettering or other advertising matter as may be approved, in good condition and repair at all times. Tenant also agrees, at Tenant's sole cost, to obtain a exterior type sign or signs which shall be in strict conformance with Landlord's sign criteria as to design, material, color, location, size and letter style. All signs must be fabricated by a contractor selected by Landlord. Prior to authorizing Landlord's contractor to construct any sign, a detailed drawing of the proposed sign shall be prepared by the Landlord's contractor at the sole expense of the Tenant, and submitted to the Landlord and Tenant for written approval All signs and sign cases are to be considered fixtures and improvements and become the property or the Landlord upon expiration or termination or this Lease.

Tenant: ______

Landlord: ______

Exhibit "L"

UNIFORM DISCLAIMER FORM

1. **LEGAL EFFECT**: Lessor and Lessee acknowledge that Broker is not qualified to practice law, nor authorized to give legal advice or counsel you as to any legal matters affecting this document. Broker hereby advises Lessor and Lessee to consult with their respective attorney in connection with any questions each may have as to legal ramifications or effects of this document, prior to its execution.

2. **FORM OF LEASE**: This proposed document is a standard form document, and Broker makes no representation or warranties with respect to the adequacy of this document for either Lessor's or Seller's particular purposes. Broker has, at the direction or Lessor and/or Lessee, "filled in the blanks" from information provided to Broker based on prior correspondence, discussions of the parties with respect to the Proposal to Lease, and subsequent counteroffers between the parties hereto. By initialing this paragraph, Lessor and Lessee acknowledge and agree that this document is delivered to each subject to the express condition that Broker has merely followed the instructions of the parties in preparing this document, and does not assume any responsibilities for its accuracy, completeness or form. Lessor and Lessee acknowledge and agree that in providing this document, Broker has acted to expedite this transaction on behalf of Lessor and Lessee, and has functioned within the scope of professional ethics by doing so.

Lessor's Initials: ____________ Lessee's Initials: ____________

3. **NO INDEPENDENT INVESTIGATION:** Lessor and Lessee acknowledge and understand that any financial statements, information, reports, or written materials of any nature whatsoever, as provided by the parties to Broker, and thereafter submitted by Broker to either Lessor and/or Lessee, are so provided without any independent investigation by Broker, and as such Broker assumes no responsibility or liability for the accuracy or validity of the same. Any verification of such submitted documents is solely and completely the responsibility of the party to whom such documents have been submitted.

4. **NO WARRANTY:** Lessor and Lessee acknowledge and agree that no warranties, recommendations, representations are made by the Broker as to the accuracy, the legal sufficiency, the legal effect of the tax consequences of any of the documents submitted by Broker to Lessor and/or Lessee referenced in Paragraph 3 above, nor of the legal sufficiency, legal effect, or tax consequences of the transactions contemplated thereby. Furthermore, Lessor and Lessee acknowledge and agree that Broker has made no representations concerning the ability of the Lessee to use the Premises as intended, nor of the sufficiency or adequacy of the Premises for their intended use, and Lessee is relying solely on its own investigation of the Premises in accepting this Proposal to Lease.

5. **BUSINESS LICENSE/PERMITS:** Lessor and Lessee acknowledge that Lessee is responsible for determining which licenses and permits are required for Lessee's business at the Property. Real Estate Brokers hereby advise Lessor and Lessee that it will be Lessee's responsibility to obtain any business license or use permit which it will require to operate its business at the property before the transaction is consummated or to satisfy itself that it can obtain any required business license or use permit within the time it will require.

6. **NOTICE REGARDING HAZARDOUS WASTES OR SUBSTANCES AND UNDERGROUND STORAGE TANKS:** Although Broker will disclose any knowledge it actually possesses with respect to the existence of any hazardous wastes, substances, or underground tanks at the Premises. Broker has not made any independent investigations or obtained reports with respect thereto, except as may be described in a separate written document signed by Broker. All parties hereto acknowledge and understand that Broker makes no representations regarding the existence or nonexistence of hazardous wastes, substances, or underground storage tanks at the Premises. Each party should contact a professional, such as a civil engineer, geologist, industrial hygienist or other persons with experience in these matters to advise you concerning the property.

7. **DISCLOSURE RESPECTING AMERICANS WITH DISABILITIES ACT:** The United States Congress has enacted the American with Disabilities Act. Among other things, this act is intended to make many business establishments equally accessible to persons with a variety of disabilities; modifications to real property may be required. State and local laws also may mandate changes. Broker is not qualified to advise you as to what, if any, changes may be required now or in the future. Broker recommends that you consult an attorney and qualified design professional of your choice for information regarding these matters.

8. **ATTORNEYS' FEES:** In any action, proceeding or arbitration arising out of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs.

9. **ENTIRE AGREEMENT:** This document constitutes the entire agreement between parties with respect to the subject matter contained herein and supersedes all prior or contemporaneous agreements, representations, negotiations and understandings of the parties, other than such writings as may be executed and/or delivered by the parties pursuant hereto. There are no oral agreements or implied covenants by the Seller or Buyer, or by their respective employees, or other representatives.

10. **MARKET INFORMATION DISTRIBUTION:** If Broker is a representative in a lease, Broker is authorized by Lessor/Lessee to report the total lease consideration and lease price and terms to Trade journal publications.

Property Address: 267 N. El Camino Real, Suite K, Bldg B City: Encinitas State California

Date May 17, 1999 Date 5/17/99

Villa Encinitas Plaza, LTD.
a California Limited Partnership

By: [signature]
Robert C. Scharbarth, General Partner

Southwest Community Bank,
a California Banking Corporation

By: [signature]
Frank J. Mercardante, President

DISCLOSURE REGARDING
REAL ESTATE AGENCY RELATIONSHIPS
(As required by the Civil Code)
CALIFORNIA ASSOCIATION OF REALTORS® (CAR) STANDARD FORM

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

LESSOR/SELLER'S AGENT

A Seller's agent under a listing agreement with Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller
a) A Fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Seller.

To the Buyer & the Seller:
a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
b) A duty of honest and fair dealing and good faith.
c) A duty to disclose all facts known to the agent materially affecting the value or desirability of property that are not known to, or within the diligent attention and observation of, the parties.

An agent is not obligated to reveal to either party any confidential information obtained from the other party which does not involve the affirmative duties set forth above.

LESSEE/BUYER'S AGENT

A selling agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An *agent acting only for a Buyer has the following affirmative obligations:*

To the Buyer:
a) A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Buyer.

To the Buyer & Seller:
a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
b) A duty of honest and fair dealing and good faith.
c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties.

An agent is not obligated to reveal to either party any confidential information obtained from the other party which does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH LESSOR/SELLER & LESSEE/BUYER

A real estate agent, either acting directly or through one or more associate licensees, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:
a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either Seller or the Buyer.
b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, the agent may not, without the express permission of the respective party, disclose to the *other party that the Seller will accept a price less than the listing price or that the Buyer will pay a price greater than the price* offered.

The above duties of the agent in a real estate transaction do not relieve a Seller or a Buyer from the responsibility to protect their own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction.

This disclosure form includes the provisions of article 2.5 (commencing with Section 2373) of Chapter 2 of Title 9 of Part 4 of Division 3 of the Civil Code. Read it carefully.

I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE.

Lessee: SOUTHWEST COMMUNITY BANK, a California Banking Corporation dba: Southwest Community Bank
LESSEE [signature] Date 5/17/99 Time 10:00 AM/PM
Frank J. Mercardante, President

LESSEE ________________ Date ________ Time ________ AM/PM

AGENT Robert C. Nightingale, Jr. By [signature] Date 5/17/99
La Jolla Commercial Real Estate (Associate Licensee or Broker Signature)

CONFIRMATION
REAL ESTATE AGENCY RELATIONSHIPS

Subject Property Address 267 "K" N. Camino Real, Encinitas, CA VILLA ENCINITAS PLAZA

The following agency relationship(s) is/are hereby confirmed for this transaction:

LISTING AGENT: **Robert C. Nightingale, Jr.**
(LESSOR'S AGENT) is the agent of (check one)
☒ the Seller exclusively; or
☐ both the Buyer and Seller

SELLING AGENT: ________________
(LESSEE'S AGENT) (if not the same as Listing Agent) is the agent of (check one):
☐ the Buyer exclusively; or
☐ the Seller exclusively: or
☐ both the Buyer and Seller

I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS CONFIRMATION

Lessor [signature] Date 5-17-99 Lessee [signature] Date 5/17/99
Robert C. Scharbarth, Villa Encinitas Plaza — Frank J. Mercardante, Pres.

Listing Agent Robert C. Nightingale, Jr. By [signature] Date 5/17/99
La Jolla Commercial Real Estate (Associate Licensee or Broker Signature)

Selling Agent ________________ By ________________ Date ________
(Associate Licensee or Broker Signature)

A REAL ESTATE BROKER IS QUALIFIED TO ADVISE ON REAL ESTATE. IF YOU DESIRE LEGAL ADVICE, CONSULT YOUR ATTORNEY.



STANDARD INDUSTRIAL/COMMERCIAL MULTI-TENANT LEASE - GROSS
AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION

1. **Basic Provisions ("Basic Provisions").**

1.1 **Parties:** This Lease ("**Lease**"), dated for reference purposes only April 15, 2003, is made by and between Brookwood Carlsbad Realty Investors, LLC ("**Lessor**") and Southwest Community Bank, a California Corporation ("**Lessee**"), (collectively the "**Parties**", or individually a "**Party**").

1.2(a) **Premises:** That certain portion of the Project (as defined below), including all improvements therein or to be provided by Lessor under the terms of this Lease, commonly known by the street address of 5611 Palmer Way Ste G, located in the City of Carlsbad, County of San Diego, State of California, with zip code 92008, as outlined on Exhibit A attached hereto ("**Premises**") and generally described as (describe briefly the nature of the Premises): approximately 5,013 square feet in one industrial/commercial suite in the multi-tenant park known as Carlsbad Gateway.

In addition to Lessee's rights to use and occupy the Premises as hereinafter specified, Lessee shall have non-exclusive rights to the Common Areas (as defined in Paragraph 2.7 below) as hereinafter specified, but shall not have any rights to the roof, exterior walls or utility raceways of the building containing the Premises ("**Building**") or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "**Project.**" (See also Paragraph 2.)

1.2(b) **Parking:** 13 or the number of spaces approved by the City based upon a parking survey, whichever is greater unreserved vehicle parking spaces ("**Unreserved Parking Spaces**"); and 0 reserved vehicle parking spaces ("**Reserved Parking Spaces**"). (See also Paragraph 2.6.)

1.3 **Term:** 5 years and 0 ~~months~~ ("**Original Term**") commencing September 1, 2003 ("**Commencement Date**") and ending August 31, 2008 ("**Expiration Date**"). (See also Paragraph 3.)

1.4 **Early Possession:** Upon execution of lease ("**Early Possession Date**"). (See also Paragraphs 3.2 and 3.3.)

1.5 **Base Rent:** $ 4,762.35 per month ("**Base Rent**"), payable on the first day of each month commencing September 1, 2003. (See also Paragraph 4.)

☑ If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted.

1.6 **Lessee's Share of Common Area Operating Expenses:** $250.65 ~~percent (____%) ("Lessee's Share")~~.

1.7 **Base Rent and Other Monies Paid Upon Execution:**

(a) **Base Rent:** $ 4,762.35 for the period September 1, 2003 - September 30, 2003.

(b) **Common Area Operating Expenses:** $ 250.65 for the period Sep 1 2003 - Sep 30 2003.

(c) **Security Deposit:** $ 0 ("**Security Deposit**"). (See also Paragraph 5.)

(d) **Other:** $ 0 for -----.

(e) **Total Due Upon Execution of this Lease:** $ 5,013.00.

1.8 **Agreed Use:** Office and warehousing for a bank and related uses. (See also Paragraph 6.)

1.9 **Insuring Party.** Lessor is the "**Insuring Party**". (See also Paragraph 8.)

1.10 **Real Estate Brokers:** (See also Paragraph 15.)

(a) ***Representation:*** *The following real estate brokers (the "**Brokers**") and brokerage relationships exist in this transaction (check applicable boxes):*

☑ Burnham Real Estate Services represents Lessor exclusively ("**Lessor's Broker**");

☑ Lee & Associates represents Lessee exclusively ("**Lessee's Broker**"); or

☐ ________ represents both Lessor and Lessee ("**Dual Agency**").

(b) **Payment to Brokers:** Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Brokers the brokerage fee agreed to in a separate written agreement ~~(or if there is no such agreement, the sum of ____ or ____% of the total Base Rent for the brokerage services rendered by the Brokers)~~.

~~1.11 **Guarantor.** The obligations of the Lessee under this Lease are to be guaranteed by 13 ("**Guarantor**"). (See also Paragraph 37.)~~

1.12 **Addenda and Exhibits.** Attached hereto is an Addendum or Addenda consisting of Paragraphs 50 through 70 and Exhibits A through D, all of which constitute a part of this Lease.

2. **Premises.**

2.1 **Letting.** Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the Premises, for the term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Unless otherwise provided herein, any statement of size set forth in this Lease, or that may have been used in calculating Rent, is an approximation which the Parties agree is reasonable and any payments based thereon are not subject to revision whether or not the actual size is more or less.

2.2 **Condition.** Lessor shall deliver that portion of the Premises contained within the Building ("**Unit**") to Lessee broom clean and free of debris on the Commencement Date or the Early Possession Date, whichever first occurs ("**Start Date**"), and, so long as the required service contracts described in Paragraph 7.1(b) below are obtained by Lessee and in effect within thirty days following the ~~Start~~ Commencement Date, warrants that the existing electrical, plumbing, fire sprinkler, lighting, heating, ventilating and air conditioning systems ("**HVAC**"), loading doors, if any, and all other such elements in the Unit, other than those constructed by Lessee, shall be in good operating condition on said date and that the structural elements of the roof, bearing walls and foundation of the Unit shall be free of material defects. If a non-compliance with such warranty exists as of the ~~Start~~ Commencement Date, or if one of such systems or elements should malfunction or fail within the appropriate warranty period, Lessor shall, as Lessor's sole obligation with respect to such matter, except as otherwise provided in this Lease, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, malfunction or failure, rectify same at Lessor's expense. The warranty periods shall be as follows: (i) 6 months as to the HVAC

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systems, and (ii) 30 days as to the remaining systems and other elements of the Unit. If Lessee does not give Lessor the required notice within the appropriate warranty period, correction of any such non-compliance, malfunction or failure shall be the obligation of Lessee at Lessee's sole cost and expense (except for the repairs to the fire sprinkler systems, roof, foundations, and/or bearing walls - see Paragraph 7).

2.3 **Compliance.** Lessor warrants that the improvements on the Premises and the Common Areas comply with the building codes that were in effect at the time that each such improvement, or portion thereof, was constructed, and also with all applicable laws, covenants or restrictions of record, regulations, and ordinances in effect on the Start Date (**"Applicable Requirements"**). Said warranty does not apply to the use to which Lessee will put the Premises or to any Alterations or Utility Installations (as defined in Paragraph 7.3(a).) made or to be made by Lessee. **NOTE: Lessee is responsible for determining whether or not the zoning is appropriate for Lessee's intended use, and acknowledges that past uses of the Premises may no longer be allowed.** If the Premises do not comply with said warranty, Lessor shall, except as otherwise provided, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, rectify the same at Lessor's expense. If Lessee does not give Lessor written notice of a non-compliance with this warranty within 6 months following the Start Date, correction of that non-compliance shall be the obligation of Lessee at Lessee's sole cost and expense. If the Applicable Requirements are hereafter changed so as to require during the term of this Lease the construction of an addition to or an alteration of the Unit, Premises and/or Building, the remediation of any Hazardous Substance, or the reinforcement or other physical modification of the Unit, Premises and/or Building (**"Capital Expenditure"**), Lessor and Lessee shall allocate the cost of such work as follows:

(a) Subject to Paragraph 2.3(c) below, if such Capital Expenditures are required as a result of the specific and unique use of the Premises by Lessee as compared with uses by tenants in general, Lessee shall be fully responsible for the cost thereof, provided, however, that if such Capital Expenditure is required during the last 2 years of this Lease and the cost thereof exceeds 6 months' Base Rent, Lessee may instead terminate this Lease unless Lessor notifies Lessee, in writing, within 10 days after receipt of Lessee's termination notice that Lessor has elected to pay the difference between the actual cost thereof and the amount equal to 6 months' Base Rent. If Lessee elects termination, Lessee shall immediately cease the use of the Premises which requires such Capital Expenditure and deliver to Lessor written notice specifying a termination date at least 90 days thereafter. Such termination date shall, however, in no event be earlier than the last day that Lessee could legally utilize the Premises without commencing such Capital Expenditure.

(b) If such Capital Expenditure is not the result of the specific and unique use of the Premises by Lessee (such as, governmentally mandated seismic modifications), then Lessor and Lessee shall allocate the obligation to pay for the portion of such costs reasonably attributable to the Premises pursuant to the formula set out in Paragraph 7.1(d); provided, however, that if such Capital Expenditure is required during the last 2 years of this Lease or if Lessor reasonably determines that it is not economically feasible to pay its share thereof, Lessor shall have the option to terminate this Lease upon 90 days prior written notice to Lessee unless Lessee notifies Lessor, in writing, within 10 days after receipt of Lessor's termination notice that Lessee will pay for such Capital Expenditure. If Lessor does not elect to terminate, and fails to tender its share of any such Capital Expenditure, Lessee may advance such funds and deduct same, with interest, from Rent until Lessor's share of such costs have been fully paid. If Lessee is unable to finance Lessor's share, or if the balance of the Rent due and payable for the remainder of this Lease is not sufficient to fully reimburse Lessee on an offset basis, Lessee shall have the right to terminate this Lease upon 30 days written notice to Lessor.

(c) Notwithstanding the above, the provisions concerning Capital Expenditures are intended to apply only to non-voluntary, unexpected, and new Applicable Requirements. If the Capital Expenditures are instead triggered by Lessee as a result of an actual or proposed change in use, change in intensity of use, or modification to the Premises then, and in that event, Lessee shall be fully responsible for the cost thereof, and Lessee shall not have any right to terminate this Lease.

2.4 **Acknowledgements.** Lessee acknowledges that: (a) it has been advised by Lessor and/or Brokers to satisfy itself with respect to the condition of the Premises (including but not limited to the electrical, HVAC and fire sprinkler systems, security, environmental aspects, and compliance with Applicable Requirements and the Americans with Disabilities Act), and their suitability for Lessee's intended use, (b) Lessee has made such investigation as it deems necessary with reference to such matters and assumes all responsibility therefor as the same relate to its occupancy of the Premises, and (c) neither Lessor, Lessor's agents, nor Brokers have made any oral or written representations or warranties with respect to said matters other than as set forth in this Lease. In addition, Lessor acknowledges that: (i) Brokers have made no representations, promises or warranties concerning Lessee's ability to honor the Lease or suitability to occupy the Premises, and (ii) it is Lessor's sole responsibility to investigate the financial capability and/or suitability of all proposed tenants.

2.5 **Lessee as Prior Owner/Occupant.** The warranties made by Lessor in Paragraph 2 shall be of no force or effect if immediately prior to the Start Date Lessee was the owner or occupant of the Premises. In such event, Lessee shall be responsible for any necessary corrective work.

2.6 **Vehicle Parking.** Lessee shall be entitled to use the number of Unreserved Parking Spaces and Reserved Parking Spaces specified in Paragraph 1.2(b) on those portions of the Common Areas designated from time to time by Lessor for parking. Lessee shall not use more parking spaces than said number. Said parking spaces shall be used for parking by vehicles no larger than full-size passenger automobiles or pick-up trucks, herein called **"Permitted Size Vehicles."** Lessor may regulate the loading and unloading of vehicles by adopting Rules and Regulations as provided in Paragraph 2.9. No vehicles other than Permitted Size Vehicles may be parked in the Common Area without the prior written permission of Lessor.

(a) Lessee shall not permit or allow any vehicles that belong to or are controlled by Lessee or Lessee's employees, suppliers, shippers, customers, contractors or invitees to be loaded, unloaded, or parked in areas other than those designated by Lessor for such activities.

(b) Lessee shall not service or store any vehicles in the Common Areas.

(c) If Lessee permits or allows any of the prohibited activities described in this Paragraph 2.6, then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

2.7 **Common Areas - Definition.** The term **"Common Areas"** is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Project and interior utility raceways and installations within the Unit that are provided and designated by the Lessor from time to time for the general non-exclusive use of Lessor, Lessee and other tenants of the Project and their respective employees, suppliers, shippers, customers, contractors and invitees, including parking areas, loading and unloading areas, trash areas, roadways, walkways, driveways and landscaped areas.

2.8 **Common Areas - Lessee's Rights.** Lessor grants to Lessee, for the benefit of Lessee and its employees, suppliers, shippers, contractors, customers and invitees, during the term of this Lease, the non-exclusive right to use, in common with others entitled to such use, the Common Areas as they exist from time to time, subject to any rights, powers, and privileges reserved by Lessor under the terms hereof or under the terms of any rules and regulations or restrictions governing the use of the Project. Under no circumstances shall the right herein granted to use the Common Areas be deemed to include the right to store any property, temporarily or permanently, in the Common Areas. Any such storage shall be permitted only by the prior written consent of Lessor or Lessor's designated agent, which consent may be revoked at any time. In the event that any unauthorized storage shall occur, then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove the property and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

2.9 **Common Areas - Rules and Regulations.** Lessor or such other person(s) as Lessor may appoint shall have the exclusive control and management of the Common Areas and shall have the right, from time to time, to establish, modify, amend and enforce reasonable rules and regulations (**"Rules and Regulations"**) for the management, safety, care, and cleanliness of the grounds, the parking and unloading of vehicles and the preservation of good order, as well as for the convenience of other occupants or tenants of the Building and the Project and their invitees. Lessee agrees to abide by and conform to all such Rules and Regulations, and to cause its employees, suppliers, shippers, customers, contractors and invitees to so abide and conform. Lessor shall not be responsible to Lessee for the non-compliance with said Rules and Regulations by other tenants of the Project.

2.10 **Common Areas - Changes.** Lessor shall have the right, in Lessor's sole discretion, from time to time:

(a) To make changes to the Common Areas, including, without limitation, changes in the location, size, shape and number of driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas, walkways and utility raceways;

(b) To close temporarily any of the Common Areas for maintenance purposes so long as reasonable access to the Premises remains available;

(c) To designate other land outside the boundaries of the Project to be a part of the Common Areas;

(d) To add additional buildings and improvements to the Common Areas;

(e) To use the Common Areas while engaged in making additional improvements, repairs or alterations to the Project, or any portion thereof; and

(f) To do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Project as Lessor may, in the exercise of sound business judgment, deem to be appropriate. Any changes will not unreasonably interfere with Lessee's access, use and parking.

3. **Term.**

3.1 **Term.** The Commencement Date, Expiration Date and Original Term of this Lease are as specified in Paragraph 1.3.

3.2 **Early Possession.** If Lessee totally or partially occupies the Premises prior to the Commencement Date, the obligation to pay Base Rent shall be abated for the period of such early possession. All other terms of this Lease (including but not limited to the obligations to pay Lessee's Share of Common Area Operating Expenses, Real Property Taxes and insurance premiums and to maintain the Premises) shall, however, be in effect during such period. Any such early possession shall not affect the Expiration Date.

3.3 **Delay In Possession.** Lessor agrees to use its best commercially reasonable efforts to deliver possession of the Premises to Lessee by the Commencement Date. If, despite said efforts, Lessor is unable to deliver possession as agreed, Lessor shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease. Lessee shall not, however, be obligated to pay Rent or perform its other obligations until it receives possession of the Premises. If possession is not delivered within 60 days after the Commencement Date, Lessee may, at its option, by notice in writing within 10 days after the end of such 60 day period, cancel this Lease, in which event the Parties shall be discharged from all obligations hereunder. If such written notice is not received by Lessor within said 10 day period, Lessee's right to cancel shall terminate. Except as otherwise provided, if possession is not

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tendered to Lessee by the Start Date and Lessee does not terminate this Lease, as aforesaid, any period of rent abatement that Lessee would otherwise have enjoyed shall run from the date of delivery of possession and continue for a period equal to what Lessee would otherwise have enjoyed under the terms hereof, but minus any days of delay caused by the acts or omissions of Lessee. If possession of the Premises is not delivered within 4 months after the Commencement Date, this Lease shall terminate unless other agreements are reached between Lessor and Lessee, in writing.

3.4 **Lessee Compliance.** Lessor shall not be required to tender possession of the Premises to Lessee until Lessee complies with its obligation to provide evidence of insurance (Paragraph 8.5). Pending delivery of such evidence, Lessee shall be required to perform all of its obligations under this Lease from and after the Start Date, including the payment of Rent, notwithstanding Lessor's election to withhold possession pending receipt of such evidence of insurance. Further, if Lessee is required to perform any other conditions prior to or concurrent with the Start Date, the Start Date shall occur but Lessor may elect to withhold possession until such conditions are satisfied.

4. **Rent.**

4.1. **Rent Defined.** All monetary obligations of Lessee to Lessor under the terms of this Lease (except for the Security Deposit) are deemed to be rent (**"Rent"**).

4.2 **Common Area Operating Expenses.** Lessee shall pay to Lessor during the term hereof, in addition to the Base Rent, Lessee's Share (as specified in Paragraph 1.6.) of all Common Area Operating Expenses, as hereinafter defined, during each calendar year of the term of this Lease, in accordance with the following provisions:

(a) **"Common Area Operating Expenses"** are defined, for purposes of this Lease, as all costs incurred by Lessor relating to the ownership and operation of the Project, including, but not limited to, the following:

(i) The operation, repair and maintenance, in neat, clean, good order and condition, but not the replacement (see subparagraph (e)), of the following:

(aa) The Common Areas and Common Area improvements, including parking areas, loading and unloading areas, trash areas, roadways, parkways, walkways, driveways, landscaped areas, bumpers, irrigation systems, Common Area lighting facilities, fences and gates, elevators, roofs, and roof drainage systems.

(bb) Exterior signs and any tenant directories.

(cc) Any fire sprinkler systems.

(ii) The cost of water, gas, electricity and telephone to service the Common Areas and any utilities not separately metered.

(iii) Trash disposal, pest control services, property management, security services, and the costs of any environmental inspections.

(iv) Reserves set aside for maintenance and repair of Common Areas.

(v) Any increase above the Base Real Property Taxes (as defined in Paragraph 10).

(vi) Any "Insurance Cost Increase" (as defined in Paragraph 8).

(vii) Any deductible portion of an insured loss concerning the Building or the Common Areas.

(viii) The cost of any Capital Expenditure to the Building or the Project not covered under the provisions of Paragraph 2.3 provided; however, that Lessor shall allocate the cost of any such Capital Expenditure over a 12 year period and Lessee shall not be required to pay more than Lessee's Share of 1/144th of the cost of such Capital Expenditure in any given month.

(ix) Any other services to be provided by Lessor that are stated elsewhere in this Lease to be a Common Area Operating Expense.

(b) Any Common Area Operating Expenses and Real Property Taxes that are specifically attributable to the Unit, the Building or to any other building in the Project or to the operation, repair and maintenance thereof, shall be allocated entirely to such Unit, Building, or other building. However, any Common Area Operating Expenses and Real Property Taxes that are not specifically attributable to the Building or to any other building or to the operation, repair and maintenance thereof, shall be equitably allocated by Lessor to all buildings in the Project.

(c) The inclusion of the improvements, facilities and services set forth in Subparagraph 4.2(a) shall not be deemed to impose an obligation upon Lessor to either have said improvements or facilities or to provide those services unless the Project already has the same, Lessor already provides the services, or Lessor has agreed elsewhere in this Lease to provide the same or some of them.

(d) Lessee's Share of Common Area Operating Expenses shall be payable by Lessee within 10 days after a reasonably detailed statement of actual expenses is presented to Lessee. At Lessor's option, however, an amount may be estimated by Lessor from time to time of Lessee's Share of annual Common Area Operating Expenses and the same shall be payable monthly or quarterly, as Lessor shall designate, during each 12 month period of the Lease term, on the same day as the Base Rent is due hereunder. Lessor shall deliver to Lessee within 60 days after the expiration of each calendar year a reasonably detailed statement showing Lessee's Share of the actual Common Area Operating Expenses incurred during the preceding year. If Lessee's payments under this Paragraph 4.2(d) during the preceding year exceed Lessee's Share as indicated on such statement, Lessor shall credit the amount of such over-payment against Lessee's Share of Common Area Operating Expenses next becoming due. If Lessee's payments under this Paragraph 4.2(d) during the preceding year were less than Lessee's Share as indicated on such statement, Lessee shall pay to Lessor the amount of the deficiency within 10 days after delivery by Lessor to Lessee of the statement.

(e) When a capital component such as the roof, foundations, exterior walls or a Common Area capital improvement, such as the parking lot paving, elevators, fences, etc. requires replacement, rather than repair or maintenance, Lessor shall, at Lessor's expense, be responsible for such replacement. Such expenses and/or costs are not Common Area Operating Expenses.

4.3 **Payment.** Lessee shall cause payment of Rent to be received by Lessor in lawful money of the United States, without offset or deduction (except as specifically permitted in this Lease), on or before the day on which it is due. Rent for any period during the term hereof which is for less than one full calendar month shall be prorated based upon the actual number of days of said month. Payment of Rent shall be made to Lessor at its address stated herein or to such other persons or place as Lessor may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Lessor's rights to the balance of such Rent, regardless of Lessor's endorsement of any check so stating. In the event that any check, draft, or other instrument of payment given by Lessee to Lessor is dishonored for any reason, Lessee agrees to pay to Lessor the sum of $25.

~~5. **Security Deposit.** Lessee shall deposit with Lessor upon execution hereof the Security Deposit as security for Lessee's faithful performance of its obligations under this Lease. If Lessee fails to pay Rent, or otherwise Defaults under this Lease, Lessor may use, apply or retain all or any portion of said Security Deposit for the payment of any amount due Lessor or to reimburse or compensate Lessor for any liability, expense, loss or damage which Lessor may suffer or incur by reason thereof. If Lessor uses or applies all or any portion of the Security Deposit, Lessee shall within 10 days after written request therefor deposit monies with Lessor sufficient to restore said Security Deposit to the full amount required by this Lease. If the Base Rent increases during the term of this Lease, Lessee shall, upon written request from Lessor, deposit additional monies with Lessor so that the total amount of the Security Deposit shall at all times bear the same proportion to the increased Base Rent as the initial Security Deposit bore to the initial Base Rent. Should the Agreed Use be amended to accommodate a material change in the business of Lessee or to accommodate a sublessee or assignee, Lessor shall have the right to increase the Security Deposit to the extent necessary, in Lessor's reasonable judgment, to account for any increased wear and tear that the Premises may suffer as a result thereof. If a change in control of Lessee occurs during this Lease and following such change the financial condition of Lessee is, in Lessor's reasonable judgment, significantly reduced, Lessee shall deposit such additional monies with Lessor as shall be sufficient to cause the Security Deposit to be at a commercially reasonable level based on such change in financial condition. Lessor shall not be required to keep the Security Deposit separate from its general accounts. Within 14 days after the expiration or termination of this Lease, if Lessor elects to apply the Security Deposit only to unpaid Rent, and otherwise within 30 days after the Premises have been vacated pursuant to Paragraph 7.4(c) below, Lessor shall return that portion of the Security Deposit not used or applied by Lessor. No part of the Security Deposit shall be considered to be held in trust, to bear interest or to be prepayment for any monies to be paid by Lessee under this Lease.~~

6. **Use.**

6.1 **Use.** Lessee shall use and occupy the Premises only for the Agreed Use, or any other legal use which is reasonably comparable thereto, and for no other purpose. Lessee shall not use or permit the use of the Premises in a manner that is unlawful, creates damage, waste or a nuisance, or that disturbs occupants of or causes damage to neighboring premises or properties. Lessor shall not unreasonably withhold or delay its consent to any written request for a modification of the Agreed Use, so long as the same will not impair the structural integrity of the improvements on the Premises or the mechanical or electrical systems therein, and/or is not significantly more burdensome to the Premises. If Lessor elects to withhold consent, Lessor shall within 7 days after such request give written notification of same, which notice shall include an explanation of Lessor's objections to the change in the Agreed Use.

6.2 **Hazardous Substances.**

(a) **Reportable Uses Require Consent.** The term **"Hazardous Substance"** as used in this Lease shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment or the Premises, (ii) regulated or monitored by any governmental authority, or (iii) a basis for potential liability of Lessor to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substances shall include, but not be limited to, hydrocarbons, petroleum, gasoline, and/or crude oil or any products, by-products or fractions thereof. Lessee shall not engage in any activity in or on the Premises which constitutes a Reportable Use of Hazardous Substances without the express prior written consent of Lessor and timely compliance (at Lessee's expense) with all Applicable Requirements. **"Reportable Use"** shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use, transportation, or disposal of a Hazardous

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Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (iii) the presence at the Premises of a Hazardous Substance with respect to which any Applicable Requirements requires that a notice be given to persons entering or occupying the Premises or neighboring properties. Notwithstanding the foregoing, Lessee may use any ordinary and customary materials reasonably required to be used in the normal course of the Agreed Use, so long as such use is in compliance with all Applicable Requirements, is not a Reportable Use, and does not expose the Premises or neighboring property to any meaningful risk of contamination or damage or expose Lessor to any liability therefor. In addition, Lessor may condition its consent to any Reportable Use upon receiving such additional assurances as Lessor reasonably deems necessary to protect itself, the public, the Premises and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before Lease expiration or termination) of protective modifications (such as concrete encasements) and/or increasing the Security Deposit.

(b) **Duty to Inform Lessor.** If Lessee knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Premises, other than as previously consented to by Lessor, Lessee shall immediately give written notice of such fact to Lessor, and provide Lessor with a copy of any report, notice, claim or other documentation which it has concerning the presence of such Hazardous Substance.

(c) **Lessee Remediation.** Lessee shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises (including through the plumbing or sanitary sewer system) and shall promptly, at Lessee's expense, take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises or neighboring properties, that was caused or materially contributed to by Lessee, or pertaining to or involving any Hazardous Substance brought onto the Premises during the term of this Lease, by or for Lessee, or any third party.

(d) **Lessee Indemnification.** Lessee shall indemnify, defend and hold Lessor, its agents, employees, lenders and ground lessor, if any, harmless from and against any and all loss of rents and/or damages, liabilities, judgments, claims, expenses, penalties, and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Premises by or for Lessee, or any third party (provided, however, that Lessee shall have no liability under this Lease with respect to underground migration of any Hazardous Substance under the Premises from areas outside of the Project). Lessee's obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Lessee, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. No termination, cancellation or release agreement entered into by Lessor and Lessee shall release Lessee from its obligations under this Lease with respect to Hazardous Substances, unless specifically so agreed by Lessor in writing at the time of such agreement.

(e) **Lessor Indemnification.** Lessor and its successors and assigns shall indemnify, defend, reimburse and hold Lessee, its employees and lenders, harmless from and against any and all environmental damages, including the cost of remediation, which existed as a result of Hazardous Substances on the Premises prior to the Start Date or which are caused by the gross negligence or willful misconduct of Lessor, its agents or employees. Lessor's obligations, as and when required by the Applicable Requirements, shall include, but not be limited to, the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease.

(f) **Investigations and Remediations.** Lessor shall retain the responsibility and pay for any investigations or remediation measures required by governmental entities having jurisdiction with respect to the existence of Hazardous Substances on the Premises prior to the Start Date, unless such remediation measure is required as a result of Lessee's use (including "Alterations", as defined in paragraph 7.3(a) below) of the Premises, in which event Lessee shall be responsible for such payment. Lessee shall cooperate fully in any such activities at the request of Lessor, including allowing Lessor and Lessor's agents to have reasonable access to the Premises at reasonable times in order to carry out Lessor's investigative and remedial responsibilities.

(g) **Lessor Termination Option.** If a Hazardous Substance Condition (see Paragraph 9.1(e)) occurs during the term of this Lease, unless Lessee is legally responsible therefor (in which case Lessee shall make the investigation and remediation thereof required by the Applicable Requirements and this Lease shall continue in full force and effect, but subject to Lessor's rights under Paragraph 6.2(d) and Paragraph 13), Lessor may, at Lessor's option, either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to remediate such condition exceeds 12 times the then monthly Base Rent or $100,000, whichever is greater, give written notice to Lessee, within 30 days after receipt by Lessor of knowledge of the occurrence of such Hazardous Substance Condition, of Lessor's desire to terminate this Lease as of the date 60 days following the date of such notice. In the event Lessor elects to give a termination notice, Lessee may, within 10 days thereafter, give written notice to Lessor of Lessee's commitment to pay the amount by which the cost of the remediation of such Hazardous Substance Condition exceeds an amount equal to 12 times the then monthly Base Rent or $100,000, whichever is greater. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within 30 days following such commitment. In such event, this Lease shall continue in full force and effect, and Lessor shall proceed to make such remediation as soon as reasonably possible after the required funds are available. If Lessee does not give such notice and provide the required funds or assurance thereof within the time provided, this Lease shall terminate as of the date specified in Lessor's notice of termination.

6.3 **Lessee's Compliance with Applicable Requirements.** Except as otherwise provided in this Lease, Lessee shall, at Lessee's sole expense, fully, diligently and in a timely manner, materially comply with all Applicable Requirements, the requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Lessor's engineers and/or consultants which relate in any manner to the Premises, without regard to whether said requirements are now in effect or become effective after the Start Date. Lessee shall, within 10 days after receipt of Lessor's written request, provide Lessor with copies of all permits and other documents, and other information evidencing Lessee's compliance with any Applicable Requirements specified by Lessor, and shall immediately upon receipt, notify Lessor in writing (with copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Lessee or the Premises to comply with any Applicable Requirements.

6.4 **Inspection; Compliance.** Lessor and Lessor's "Lender" (as defined in Paragraph 30) and consultants shall have the right to enter into Premises at any time, in the case of an emergency, and otherwise at reasonable times , for the purpose of inspecting the condition of the Premises and for verifying compliance by Lessee with this Lease. The cost of any such inspections shall be paid by Lessor, unless a violation of Applicable Requirements, or a contamination is found to exist or be imminent, or the inspection is requested or ordered by a governmental authority. In such case, Lessee shall upon request reimburse Lessor for the cost of such inspection, so long as such inspection is reasonably related to the violation or contamination.

7. Maintenance; Repairs; Utility Installations; Trade Fixtures and Alterations.

7.1 Lessee's Obligations.

(a) **In General.** Subject to the provisions of Paragraph 2.2 (Condition), 2.3 (Compliance), 6.3 (Lessee's Compliance with Applicable Requirements), 7.2 (Lessor's Obligations), 9 (Damage or Destruction), and 14 (Condemnation), Lessee shall, at Lessee's sole expense, keep the Premises, Utility Installations (intended for Lessee's exclusive use, no matter where located), and Alterations in good order, condition and repair (whether or not the portion of the Premises requiring repairs, or the means of repairing the same, are reasonably or readily accessible to Lessee, and whether or not the need for such repairs occurs as a result of Lessee's use, any prior use, the elements or the age of such portion of the Premises), including, but not limited to, all equipment or facilities, such as plumbing, HVAC equipment, electrical, lighting facilities, boilers, pressure vessels, fixtures, interior walls, interior surfaces of exterior walls, ceilings, floors, windows, doors, plate glass, and skylights but excluding any items which are the responsibility of Lessor pursuant to Paragraph 7.2. Lessee, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices, specifically including the procurement and maintenance of the service contracts required by Paragraph 7.1(b) below. Lessee's obligations shall include restorations, replacements or renewals when necessary to keep the Premises and all improvements thereon or a part thereof in good order, condition and state of repair.

(b) **Service Contracts.** Lessee shall, at Lessee's sole expense, procure and maintain contracts, with copies to Lessor, in customary form and substance for, and with contractors specializing and experienced in the maintenance of the following equipment and improvements, if any, if and when installed on the Premises: (i) HVAC equipment, (ii) boiler and pressure vessels, (iii) clarifiers, and (iv) any other equipment, if reasonably required by Lessor. However, Lessor reserves the right, upon notice to Lessee, to procure and maintain any or all of such service contracts, and if Lessor so elects, Lessee shall reimburse Lessor, upon demand, for the cost thereof.

(c) **Failure to Perform.** If Lessee fails to perform Lessee's obligations under this Paragraph 7.1, Lessor may enter upon the Premises after 10 days' prior written notice to Lessee (except in the case of an emergency, in which case no notice shall be required), perform such obligations on Lessee's behalf, and put the Premises in good order, condition and repair, and Lessee shall promptly reimburse Lessor for the cost thereof.

(d) **Replacement.** Subject to Lessee's indemnification of Lessor as set forth in Paragraph 8.7 below, and without relieving Lessee of liability resulting from Lessee's failure to exercise and perform good maintenance practices, if an item described in Paragraph 7.1(b) cannot be repaired other than at a cost which is in excess of 50% of the cost of replacing such item, then such item shall be replaced by Lessor, and the cost thereof shall be prorated between the Parties and Lessee shall only be obligated to pay, each month during the remainder of the term of this Lease, on the date on which Base Rent is due, an amount equal to the product of multiplying the cost of such replacement by a fraction, the numerator of which is one, and the denominator of which is 144 (ie. 1/144th of the cost per month). Lessee shall pay interest on the unamortized balance at a rate that is commercially reasonable in the judgment of Lessor's accountants. Lessee may, however, prepay its obligation at any time.

7.2 **Lessor's Obligations.** Subject to the provisions of Paragraphs 2.2 (Condition), 2.3 (Compliance), 4.2 (Common Area Operating Expenses), 6 (Use), 7.1 (Lessee's Obligations), 9 (Damage or Destruction) and 14 (Condemnation), Lessor, subject to reimbursement pursuant to Paragraph 4.2, shall keep in good order, condition and repair the foundations, exterior walls, structural condition of interior bearing walls, exterior roof, fire sprinkler system, Common Area fire alarm and/or smoke detection systems, fire hydrants, parking lots, walkways, parkways, driveways, landscaping, fences, signs and utility systems serving the Common Areas and all parts thereof, as well as providing the services for which there is a Common Area Operating Expense pursuant to Paragraph 4.2. Lessor shall not be obligated to paint the exterior or interior surfaces of exterior walls nor shall Lessor be obligated to maintain, repair or replace windows, doors or plate glass of the Premises. Lessee expressly waives the benefit of any statute now or hereafter in effect to the extent it

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is inconsistent with the terms of this Lease.

7.3 **Utility Installations; Trade Fixtures; Alterations.**

(a) **Definitions.** *The term "Utility Installations" refers to all floor and window coverings, air lines, power panels, electrical distribution,* security and fire protection systems, communication systems, lighting fixtures, HVAC equipment, plumbing, and fencing in or on the Premises. The term **"Trade Fixtures"** shall mean Lessee's machinery and equipment that can be removed without doing material damage to the Premises. The term **"Alterations"** shall mean any modification of the improvements, other than Utility Installations or Trade Fixtures, whether by addition or deletion. **"Lessee Owned Alterations and/or Utility Installations"** are defined as Alterations and/or Utility Installations made by Lessee that are not yet owned by Lessor *pursuant to Paragraph 7.4(a).*

(b) **Consent.** Lessee shall not make any Alterations or Utility Installations to the Premises without Lessor's prior written consent. Lessee may, however, make non-structural Utility Installations to the interior of the Premises (excluding the roof) without such consent but upon notice to Lessor, as long as they are not visible from the outside, do not involve puncturing, relocating or removing the roof or any existing walls, and the cumulative cost thereof during this Lease as extended does not exceed a sum equal to 3 month's Base Rent in the aggregate or a sum equal to one month's Base Rent in any one year. Notwithstanding the foregoing, Lessee shall not make or permit any roof penetrations and/or install anything on the roof without the prior written approval of Lessor. Lessor may, as a precondition to granting such approval, require Lessee to utilize a contractor chosen and/or approved by Lessor. Any Alterations or Utility Installations that Lessee shall desire to make and which require the consent of the Lessor shall be presented to Lessor in written form with detailed plans. *Consent shall be deemed conditioned upon Lessee's: (i) acquiring all applicable governmental permits, (ii) furnishing Lessor with copies* of both the permits and the plans and specifications prior to commencement of the work, and (iii) compliance with all conditions of said permits and other Applicable Requirements in a prompt and expeditious manner. Any Alterations or Utility Installations shall be performed in a workmanlike manner with good and sufficient materials. Lessee shall promptly upon completion furnish Lessor with as-built plans and specifications. For work which costs an amount in excess of one month's Base Rent, Lessor may condition its consent upon Lessee providing a lien and completion bond in an amount equal to 150% of the estimated cost of such Alteration or Utility Installation and/or upon Lessee's posting an additional Security Deposit with Lessor.

(c) **Indemnification.** Lessee shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Lessee at or for use on the Premises, which claims are or may be secured by any mechanic's or materialmen's lien against the Premises or any interest therein. Lessee shall give Lessor not less than 10 days notice prior to the commencement of any work in, on or about the Premises, and Lessor shall have the right to post notices of non-responsibility. If Lessee shall contest the validity of any such lien, claim or demand, then Lessee shall, at its sole expense defend and protect itself, Lessor and the Premises against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof. If Lessor shall require, Lessee shall furnish a surety bond in an amount equal to 150% of the amount of such contested lien, claim or demand, indemnifying Lessor against liability for the same. If Lessor elects to participate in any such action, Lessee shall pay Lessor's attorneys' *fees and costs.*

7.4 **Ownership; Removal; Surrender; and Restoration.**

(a) **Ownership.** Subject to Lessor's right to require removal or elect ownership as hereinafter provided, all Alterations and Utility Installations made by Lessee shall be the property of Lessee, but considered a part of the Premises. Lessor may, at any time, elect in writing to be the owner of all or any specified part of the Lessee Owned Alterations and Utility Installations. Unless otherwise instructed per paragraph 7.4(b) hereof, all Lessee *Owned Alterations and Utility Installations shall, at the expiration or termination of this Lease, become the property of Lessor and be surrendered by Lessee* with the Premises.

(b) **Removal.** By delivery to Lessee of written notice from Lessor not earlier than 90 and not later than 30 days prior to the end of the term of this Lease, Lessor may require that any or all Lessee Owned Alterations or Utility Installations be removed by the expiration or termination of this Lease. Lessor may require the removal at any time of all or any part of any Lessee Owned Alterations or Utility Installations made without the required consent.

(c) **Surrender; Restoration.** Lessee shall surrender the Premises by the Expiration Date or any earlier termination date, with all of the improvements, parts and surfaces thereof broom clean and free of debris, and in good operating order, condition and state of repair, ordinary wear and tear *excepted. "Ordinary wear and tear" shall not include any damage or deterioration that would have been prevented by good maintenance practice.* Notwithstanding the foregoing, if this Lease is for 12 months or less, then Lessee shall surrender the Premises in the same condition as delivered to Lessee on the Start Date with NO allowance for ordinary wear and tear. Lessee shall repair any damage occasioned by the installation, maintenance or removal of Trade Fixtures, Lessee owned Alterations and/or Utility Installations, furnishings, and equipment as well as the removal of any storage tank installed by or for Lessee. Lessee shall also completely remove from the Premises any and all Hazardous Substances brought onto the Premises by or for Lessee, or any third *party (except Hazardous Substances which were deposited via underground migration from areas outside of the Project) even if such removal would require* Lessee to perform or pay for work that exceeds statutory requirements. Trade Fixtures shall remain the property of Lessee and shall be removed by Lessee. The failure by Lessee to timely vacate the Premises pursuant to this Paragraph 7.4(c) without the express written consent of Lessor shall constitute a holdover under the provisions of Paragraph 26 below.

8. **Insurance; Indemnity.**

8.1 **Payment of Premium Increases.**

(a) As used herein, the term **"Insurance Cost Increase"** is defined as any increase in the actual cost of the insurance applicable to the Building and/or the Project and required to be carried by Lessor, pursuant to Paragraphs 8.2(b), 8.3(a) and 8.3(b), ("Required Insurance"), over and above the Base Premium, as hereinafter defined, calculated on an annual basis. Insurance Cost Increase shall include, but not be limited to, requirements of the holder of a mortgage or deed of trust covering the Premises, Building and/or Project, increased valuation of the Premises, Building and/or Project, and/or a general premium rate increase. The term Insurance Cost Increase shall not, however, include any premium increases resulting from the nature of the occupancy of any other tenant of the Building. If the parties insert a dollar amount in Paragraph 1.9, such amount shall be considered the **"Base Premium."** *The Base Premium shall be the annual premium applicable to the 12 month period immediately preceding the Start Date. If, however, the Project was not* insured for the entirety of such 12 month period, then the Base Premium shall be the lowest annual premium reasonably obtainable for the Required Insurance as of the Start Date, assuming the most nominal use possible of the Building. In no event, however, shall Lessee be responsible for any portion of the premium cost attributable to liability insurance coverage in excess of $2,000,000 procured under Paragraph 8.2(b).

(b) Lessee shall pay any Insurance Cost Increase to Lessor pursuant to Paragraph 4.2. Premiums for policy periods commencing prior to, or extending beyond, the term of this Lease shall be prorated to coincide with the corresponding Start Date or Expiration Date.

8.2 **Liability Insurance.**

(a) **Carried by Lessee.** Lessee shall obtain and keep in force a Commercial General Liability policy of insurance protecting Lessee and Lessor as an additional insured against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be on an occurrence basis providing single limit coverage in an amount not less than $1,000,000 per occurrence with an annual aggregate of not less than $2,000,000, an "Additional Insured-Managers or Lessors of Premises Endorsement" and contain the "Amendment of the Pollution Exclusion Endorsement" for damage caused by heat, smoke or fumes from a hostile fire. The policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability *assumed under this Lease as an* ***"insured contract"*** *for the performance of Lessee's indemnity obligations under this Lease. The limits of said insurance* shall not, however, limit the liability of Lessee nor relieve Lessee of any obligation hereunder. All insurance carried by Lessee shall be primary to and not contributory with any similar insurance carried by Lessor, whose insurance shall be considered excess insurance only.

(b) **Carried by Lessor.** Lessor shall maintain liability insurance as described in Paragraph 8.2(a), in addition to, and not in lieu of, the insurance required to be maintained by Lessee. Lessee shall not be named as an additional insured therein.

8.3 **Property Insurance - Building, Improvements and Rental Value.**

(a) **Building and Improvements.** Lessor shall obtain and keep in force a policy or policies of insurance in the name of Lessor, with loss payable to Lessor, any ground-lessor, and to any Lender insuring loss or damage to the Premises. The amount of such insurance shall be equal to the full replacement cost of the Premises, as the same shall exist from time to time, or the amount required by any Lender, but in no event more than the commercially reasonable and available insurable value thereof. Lessee Owned Alterations and Utility Installations, Trade Fixtures, and Lessee's personal property shall be insured by Lessee under Paragraph 8.4. If the coverage is available and commercially appropriate, such policy or policies shall insure against all risks of direct physical loss or damage (except the perils of flood and/or earthquake unless required by a Lender), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the *Premises as the result of a covered loss. Said policy or policies shall also contain an agreed valuation provision in lieu of any coinsurance clause, waiver of* subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $1,000 per occurrence.

~~(b) Rental Value. Lessor shall also obtain and keep in force a policy or policies in the name of Lessor with loss payable to Lessor and any Lender, insuring the loss of the full Rent for one year with an extended period of indemnity for an additional 180 days ("Rental Value Insurance"). Said insurance shall contain an agreed valuation provision in lieu of any coinsurance clause, and the amount of coverage shall be adjusted annually to reflect the projected Rent otherwise payable by Lessee, for the next 12 month period.~~

(c) **Adjacent Premises.** Lessee shall pay for any increase in the premiums for the property insurance of the Building and for the Common Areas or other buildings in the Project if said increase is caused by Lessee's acts, omissions, use or occupancy of the Premises.

(d) **Lessee's Improvements.** Since Lessor is the Insuring Party, Lessor shall not be required to insure Lessee Owned Alterations and Utility Installations unless the item in question has become the property of Lessor under the terms of this Lease.

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8.4 **Lessee's Property; Business Interruption Insurance.**

(a) **Property Damage.** Lessee shall obtain and maintain insurance coverage on all of Lessee's personal property, Trade Fixtures, and Lessee Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage with a deductible of not to exceed $1,000 per occurrence. The proceeds from any such insurance shall be used by Lessee for the replacement of personal property, Trade Fixtures and Lessee Owned Alterations and Utility Installations. Lessee shall provide Lessor with written evidence that such insurance is in force.

~~(b) Business Interruption. Lessee shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Lessee for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent lessees in the business of Lessee or attributable to prevention of access to the Premises as a result of such perils.~~

(c) **No Representation of Adequate Coverage.** Lessor makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Lessee's property, business operations or obligations under this Lease.

8.5 **Insurance Policies.** Insurance required herein shall be by companies duly licensed or admitted to transact business in the state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least B+, V, as set forth in the most current issue of "Best's Insurance Guide", or such other rating as may be required by a Lender. Lessee shall not do or permit to be done anything which invalidates the required insurance policies. Lessee shall, prior to the Start Date, deliver to Lessor certified copies of policies of such insurance or certificates evidencing the existence and amounts of the required insurance. No such policy shall be cancelable or subject to modification except after 30 days prior written notice to Lessor. Lessee shall, at least 30 days prior to the expiration of such policies, furnish Lessor with evidence of renewals or "insurance binders" evidencing renewal thereof, or Lessor may order such insurance and charge the cost thereof to Lessee, which amount shall be payable by Lessee to Lessor upon demand. Such policies shall be for a term of at least one year, or the length of the remaining term of this Lease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

8.6 **Waiver of Subrogation.** Without affecting any other rights or remedies, Lessee and Lessor each hereby release and relieve the other, and waive their entire right to recover damages against the other, for loss of or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Lessor or Lessee, as the case may be, so long as the insurance is not invalidated thereby.

8.7 **Indemnity.** Except for Lessor's gross negligence or willful misconduct, Lessee shall indemnify, protect, defend and hold harmless the Premises, Lessor and its agents, Lessor's master or ground lessor, partners and Lenders, from and against any and all claims, loss of rents and/or damages, liens, judgments, penalties, attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with, the use and/or occupancy of the Premises by Lessee. If any action or proceeding is brought against Lessor by reason of any of the foregoing matters, Lessee shall upon notice defend the same at Lessee's expense by counsel reasonably satisfactory to Lessor and Lessor shall cooperate with Lessee in such defense. Lessor need not have first paid any such claim in order to be defended or indemnified.

8.8 **Exemption of Lessor from Liability.** Lessor shall not be liable for injury or damage to the person or goods, wares, merchandise or other property of Lessee, Lessee's employees, contractors, invitees, customers, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other cause, whether the said injury or damage results from conditions arising upon the Premises or upon other portions of the Building, or from other sources or places. Lessor shall not be liable for any damages arising from any act or neglect of any other tenant of Lessor nor from the failure of Lessor to enforce the provisions of any other lease in the Project. Notwithstanding Lessor's negligence or breach of this Lease, Lessor shall under no circumstances be liable for injury to Lessee's business or for any loss of income or profit therefrom.

9. **Damage or Destruction.**

9.1 **Definitions.**

(a) **"Premises Partial Damage"** shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations, which can reasonably be repaired in 3 months or less from the date of the damage or destruction, and the cost thereof does not exceed a sum equal to 6 month's Base Rent. Lessor shall notify Lessee in writing within 30 days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(b) **"Premises Total Destruction"** shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which cannot reasonably be repaired in 3 months or less from the date of the damage or destruction and/or the cost thereof exceeds a sum equal to 6 month's Base Rent. Lessor shall notify Lessee in writing within 30 days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(c) **"Insured Loss"** shall mean damage or destruction to improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which was caused by an event required to be covered by the insurance described in Paragraph 8.3(a), irrespective of any deductible amounts or coverage limits involved.

(d) **"Replacement Cost"** shall mean the cost to repair or rebuild the improvements owned by Lessor at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of Applicable Requirements, and without deduction for depreciation.

(e) **"Hazardous Substance Condition"** shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Paragraph 6.2(a), in, on, or under the Premises.

9.2 **Partial Damage - Insured Loss.** If a Premises Partial Damage that is an Insured Loss occurs, then Lessor shall, at Lessor's expense, repair such damage (but not Lessee's Trade Fixtures or Lessee Owned Alterations and Utility Installations) as soon as reasonably possible and this Lease shall continue in full force and effect; provided, however, that Lessee shall, at Lessor's election, make the repair of any damage or destruction the total cost to repair of which is $5,000 or less, and, in such event, Lessor shall make any applicable insurance proceeds available to Lessee on a reasonable basis for that purpose. Notwithstanding the foregoing, if the required insurance was not in force or the insurance proceeds are not sufficient to effect such repair, the Insuring Party shall promptly contribute the shortage in proceeds as and when required to complete said repairs. In the event, however, such shortage was due to the fact that, by reason of the unique nature of the improvements, full replacement cost insurance coverage was not commercially reasonable and available, Lessor shall have no obligation to pay for the shortage in insurance proceeds or to fully restore the unique aspects of the Premises unless Lessee provides Lessor with the funds to cover same, or adequate assurance thereof, within 10 days following receipt of written notice of such shortage and request therefor. If Lessor receives said funds or adequate assurance thereof within said 10 day period, the party responsible for making the repairs shall complete them as soon as reasonably possible and this Lease shall remain in full force and effect. If such funds or assurance are not received, Lessor may nevertheless elect by written notice to Lessee within 10 days thereafter to: (i) make such restoration and repair as is commercially reasonable with Lessor paying any shortage in proceeds, in which case this Lease shall remain in full force and effect, or (ii) have this Lease terminate 30 days thereafter. Lessee shall not be entitled to reimbursement of any funds contributed by Lessee to repair any such damage or destruction. Premises Partial Damage due to flood or earthquake shall be subject to Paragraph 9.3, notwithstanding that there may be some insurance coverage, but the net proceeds of any such insurance shall be made available for the repairs if made by either Party.

9.3 **Partial Damage - Uninsured Loss.** If a Premises Partial Damage that is not an Insured Loss occurs, unless caused by a negligent or willful act of Lessee (in which event Lessee shall make the repairs at Lessee's expense), Lessor may either: (i) repair such damage as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) terminate this Lease by giving written notice to Lessee within 30 days after receipt by Lessor of knowledge of the occurrence of such damage. Such termination shall be effective 60 days following the date of such notice. In the event Lessor elects to terminate this Lease, Lessee shall have the right within 10 days after receipt of the termination notice to give written notice to Lessor of Lessee's commitment to pay for the repair of such damage without reimbursement from Lessor. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within 30 days after making such commitment. In such event this Lease shall continue in full force and effect, and Lessor shall proceed to make such repairs as soon as reasonably possible after the required funds are available. If Lessee does not make the required commitment, this Lease shall terminate as of the date specified in the termination notice.

9.4 **Total Destruction.** Notwithstanding any other provision hereof, if a Premises Total Destruction occurs, this Lease shall terminate 60 days following such Destruction. If the damage or destruction was caused by the gross negligence or willful misconduct of Lessee, Lessor shall have the right to recover Lessor's damages from Lessee, except as provided in Paragraph 8.6.

9.5 **Damage Near End of Term.** If at any time during the last 6 months of this Lease there is damage for which the cost to repair exceeds one month's Base Rent, whether or not an Insured Loss, Lessor may terminate this Lease effective 60 days following the date of occurrence of such damage by giving a written termination notice to Lessee within 30 days after the date of occurrence of such damage. Notwithstanding the foregoing, if Lessee at that time has an exercisable option to extend this Lease or to purchase the Premises, then Lessee may preserve this Lease by, (a) exercising such option and (b) providing Lessor with any shortage in insurance proceeds (or adequate assurance thereof) needed to make the repairs on or before the earlier of (i) the date which is 10 days after Lessee's receipt of Lessor's written notice purporting to terminate this Lease, or (ii) the day prior to the date upon which such option expires. If Lessee duly exercises such option during such period and provides Lessor with funds (or adequate assurance thereof) to cover any shortage in insurance proceeds, Lessor shall, at Lessor's commercially reasonable expense, repair such damage as soon as reasonably possible and this Lease shall continue in full force and effect. If Lessee fails to exercise such option and provide such funds or assurance during such period, then this Lease shall terminate on the date specified in the termination notice and Lessee's option shall be extinguished.

9.6 **Abatement of Rent; Lessee's Remedies.**

(a) **Abatement.** In the event of Premises Partial Damage or Premises Total Destruction or a Hazardous Substance Condition for which Lessee is not responsible under this Lease, the Rent payable by Lessee for the period required for the repair, remediation or restoration of such damage shall

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be abated in proportion to the degree to which Lessee's use of the Premises is impaired, but not to exceed the proceeds received from the Rental Value insurance. All other obligations of Lessee hereunder shall be performed by Lessee, and Lessor shall have no liability for any such damage, destruction, remediation, repair or restoration except as provided herein.

(b) **Remedies.** If Lessor shall be obligated to repair or restore the Premises and does not commence, in a substantial and meaningful way, such repair or restoration within 90 days after such obligation shall accrue, Lessee may, at any time prior to the commencement of such repair or restoration, give written notice to Lessor and to any Lenders of which Lessee has actual notice, of Lessee's election to terminate this Lease on a date not less than 60 days following the giving of such notice. If Lessee gives such notice and such repair or restoration is not commenced within 30 days thereafter, this Lease shall terminate as of the date specified in said notice. If the repair or restoration is commenced within such 30 days, this Lease shall continue in full force and effect. "Commence" shall mean either the unconditional authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever first occurs.

9.7 **Termination; Advance Payments.** Upon termination of this Lease pursuant to Paragraph 6.2(g) or Paragraph 9, an equitable adjustment shall be made concerning advance Base Rent and any other advance payments made by Lessee to Lessor. Lessor shall, in addition, return to Lessee so much of Lessee's Security Deposit as has not been, or is not then required to be, used by Lessor.

9.8 **Waive Statutes.** Lessor and Lessee agree that the terms of this Lease shall govern the effect of any damage to or destruction of the Premises with respect to the termination of this Lease and hereby waive the provisions of any present or future statute to the extent inconsistent herewith.

10. **Real Property Taxes.**

10.1 **Definitions.**

(a) **"Real Property Taxes."** As used herein, the term **"Real Property Taxes"** shall include any form of assessment; real estate, general, special, ordinary or extraordinary, or rental levy or tax (other than inheritance, personal income or estate taxes); improvement bond; and/or license fee imposed upon or levied against any legal or equitable interest of Lessor in the Project, Lessor's right to other income therefrom, and/or Lessor's business of leasing, by any authority having the direct or indirect power to tax and where the funds are generated with reference to the Project address and where the proceeds so generated are to be applied by the city, county or other local taxing authority of a jurisdiction within which the Project is located. The term "Real Property Taxes" shall also include any tax, fee, levy, assessment or charge, or any increase therein, imposed by reason of events occurring during the term of this Lease, including but not limited to, a change in the ownership of the Project or any portion thereof or a change in the improvements thereon.

(b) **"Base Real Property Taxes."** As used herein, the term **"Base Real Property Taxes"** shall be the amount of Real Property Taxes, which are assessed against the Premises, Building, Project or Common Areas in the calendar year during which the Lease is executed. In calculating Real Property Taxes for any calendar year, the Real Property Taxes for any real estate tax year shall be included in the calculation of Real Property Taxes for such calendar year based upon the number of days which such calendar year and tax year have in common.

10.2 **Payment of Taxes.** Lessor shall pay the Real Property Taxes applicable to the Project, and except as otherwise provided in Paragraph 10.3, any increases in such amounts over the Base Real Property Taxes shall be included in the calculation of Common Area Operating Expenses in accordance with the provisions of Paragraph 4.2.

10.3 **Additional Improvements.** Common Area Operating Expenses shall not include Real Property Taxes specified in the tax assessor's records and work sheets as being caused by additional improvements placed upon the Project by other lessees or by Lessor for the exclusive enjoyment of such other lessees. Notwithstanding Paragraph 10.2 hereof, Lessee shall, however, pay to Lessor at the time Common Area Operating Expenses are payable under Paragraph 4.2, the entirety of any increase in Real Property Taxes if assessed solely by reason of Alterations, Trade Fixtures or Utility Installations placed upon the Premises by Lessee or at Lessee's request.

10.4 **Joint Assessment.** If the Building is not separately assessed, Real Property Taxes allocated to the Building shall be an equitable proportion of the Real Property Taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be determined by Lessor from the respective valuations assigned in the assessor's work sheets or such other information as may be reasonably available. Lessor's reasonable determination thereof, in good faith, shall be conclusive.

10.5 **Personal Property Taxes.** Lessee shall pay prior to delinquency all taxes assessed against and levied upon Lessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Lessee contained in the Premises. When possible, Lessee shall cause its Lessee Owned Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all other personal property to be assessed and billed separately from the real property of Lessor. If any of Lessee's said property shall be assessed with Lessor's real property, Lessee shall pay Lessor the taxes attributable to Lessee's property within 10 days after receipt of a written statement setting forth the taxes applicable to Lessee's property.

11. **Utilities.** Lessee shall pay for all water, gas, heat, light, power, telephone, trash disposal and other utilities and services supplied to the Premises, together with any taxes thereon. Notwithstanding the provisions of Paragraph 4.2, if at any time in Lessor's sole judgment, Lessor determines that Lessee is using a disproportionate amount of water, electricity or other commonly metered utilities, or that Lessee is generating such a large volume of trash as to require an increase in the size of the dumpster and/or an increase in the number of times per month that the dumpster is emptied, then Lessor may increase Lessee's Base Rent by an amount equal to such increased costs.

12. **Assignment and Subletting.**

12.1 **Lessor's Consent Required.**

(a) Lessee shall not voluntarily or by operation of law assign, transfer, mortgage or encumber (collectively, **"assign or assignment"**) or sublet all or any part of Lessee's interest in this Lease or in the Premises without Lessor's prior written consent.

(b) A change in the control of Lessee shall constitute an assignment requiring consent. The transfer, on a cumulative basis, of 25% or more of the voting control of Lessee shall constitute a change in control for this purpose.

(c) The involvement of Lessee or its assets in any transaction, or series of transactions (by way of merger, sale, acquisition, financing, transfer, leveraged buy-out or otherwise), whether or not a formal assignment or hypothecation of this Lease or Lessee's assets occurs, which results or will result in a reduction of the Net Worth of Lessee by an amount greater than 25% of such Net Worth as it was represented at the time of the execution of this Lease or at the time of the most recent assignment to which Lessor has consented, or as it exists immediately prior to said transaction or transactions constituting such reduction, whichever was or is greater, shall be considered an assignment of this Lease to which Lessor may withhold its consent. **"Net Worth of Lessee"** shall mean the net worth of Lessee (excluding any guarantors) established under generally accepted accounting principles.

(d) An assignment or subletting without consent shall, at Lessor's option, be a Default curable after notice per Paragraph 13.1(c), or a noncurable Breach without the necessity of any notice and grace period. If Lessor elects to treat such unapproved assignment or subletting as a noncurable Breach, Lessor may either: (i) terminate this Lease, or (ii) upon 30 days written notice, increase the monthly Base Rent to 110% of the Base Rent then in effect. Further, in the event of such Breach and rental adjustment, (i) the purchase price of any option to purchase the Premises held by Lessee shall be subject to similar adjustment to 110% of the price previously in effect, and (ii) all fixed and non-fixed rental adjustments scheduled during the remainder of the Lease term shall be increased to 110% of the scheduled adjusted rent.

(e) Lessee's remedy for any breach of Paragraph 12.1 by Lessor shall be limited to compensatory damages and/or injunctive relief.

12.2 **Terms and Conditions Applicable to Assignment and Subletting.**

(a) Regardless of Lessor's consent, any assignment or subletting shall not: (i) be effective without the express written assumption by such assignee or sublessee of the obligations of Lessee under this Lease, (ii) release Lessee of any obligations hereunder, or (iii) alter the primary liability of Lessee for the payment of Rent or for the performance of any other obligations to be performed by Lessee.

(b) Lessor may accept Rent or performance of Lessee's obligations from any person other than Lessee pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of Rent or performance shall constitute a waiver or estoppel of Lessor's right to exercise its remedies for Lessee's Default or Breach.

(c) Lessor's consent to any assignment or subletting shall not constitute a consent to any subsequent assignment or subletting.

(d) In the event of any Default or Breach by Lessee, Lessor may proceed directly against Lessee, any Guarantors or anyone else responsible for the performance of Lessee's obligations under this Lease, including any assignee or sublessee, without first exhausting Lessor's remedies against any other person or entity responsible therefore to Lessor, or any security held by Lessor.

(e) Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Lessor's determination as to the financial and operational responsibility and appropriateness of the proposed assignee or sublessee, including but not limited to the intended use and/or required modification of the Premises, if any, together with a fee of $1,000 or 10% of the current monthly Base Rent applicable to the portion of the Premises which is the subject of the proposed assignment or sublease, whichever is greater, as consideration for Lessor's considering and processing said request. Lessee agrees to provide Lessor with such other or additional information and/or documentation as may be reasonably requested.

(f) Any assignee of, or sublessee under, this Lease shall, by reason of accepting such assignment or entering into such sublease, be deemed to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Lessee during the term of said assignment or sublease, other than such obligations as are contrary to or inconsistent with provisions of an assignment or sublease to which Lessor has specifically consented to in writing.

12.3 **Additional Terms and Conditions Applicable to Subletting.** The following terms and conditions shall apply to any subletting by Lessee of all or any part of the Premises and shall be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a) Lessee hereby assigns and transfers to Lessor all of Lessee's interest in all Rent payable on any sublease, and Lessor may collect such Rent and apply same toward Lessee's obligations under this Lease; provided, however, that until a Breach shall occur in the performance of Lessee's obligations, Lessee may collect said Rent. Lessor shall not, by reason of the foregoing or any assignment of such sublease, nor by reason of the collection of

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Rent, be deemed liable to the sublessee for any failure of Lessee to perform and comply with any of Lessee's obligations to such sublessee. Lessee hereby irrevocably authorizes and directs any such sublessee, upon receipt of a written notice from Lessor stating that a Breach exists in the performance of Lessee's obligations under this Lease, to pay to Lessor all Rent due and to become due under the sublease. Sublessee shall rely upon any such notice from Lessor and shall pay all Rents to Lessor without any obligation or right to inquire as to whether such Breach exists, notwithstanding any claim from Lessee to the contrary.

(b) In the event of a Breach by Lessee, Lessor may, at its option, require sublessee to attorn to Lessor, in which event Lessor shall undertake the obligations of the sublessor under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Lessor shall not be liable for any prepaid rents or security deposit paid by such sublessee to such sublessor or for any prior Defaults or Breaches of such sublessor.

(c) Any matter requiring the consent of the sublessor under a sublease shall also require the consent of Lessor.

(d) No sublessee shall further assign or sublet all or any part of the Premises without Lessor's prior written consent.

(e) Lessor shall deliver a copy of any notice of Default or Breach by Lessee to the sublessee, who shall have the right to cure the Default of Lessee within the grace period, if any, specified in such notice. The sublessee shall have a right of reimbursement and offset from and against Lessee for any such Defaults cured by the sublessee.

13. **Default; Breach; Remedies.**

13.1 **Default; Breach.** A **"Default"** is defined as a failure by the Lessee to comply with or perform any of the terms, covenants, conditions or Rules and Regulations under this Lease. A "Breach" is defined as the occurrence of one or more of the following Defaults, and the failure of Lessee to cure such Default within any applicable grace period:

(a) The abandonment of the Premises; or the vacating of the Premises without providing a commercially reasonable level of security, or where the coverage of the property insurance described in Paragraph 8.3 is jeopardized as a result thereof, or without providing reasonable assurances to minimize potential vandalism.

(b) The failure of Lessee to make any payment of Rent or any Security Deposit required to be made by Lessee hereunder, whether to Lessor or to a third party, when due, to provide reasonable evidence of insurance or surety bond, or to fulfill any obligation under this Lease which endangers or threatens life or property, where such failure continues for a period of 3 business days following written notice to Lessee.

(c) The failure by Lessee to provide (i) reasonable written evidence of compliance with Applicable Requirements, (ii) the service contracts, (iii) the rescission of an unauthorized assignment or subletting, (iv) an Estoppel Certificate, (v) a requested subordination, (vi) evidence concerning any guaranty and/or Guarantor, (vii) any document requested under Paragraph 41 (easements), or (viii) any other documentation or information which Lessor may reasonably require of Lessee under the terms of this Lease, where any such failure continues for a period of 10 days following written notice to Lessee.

(d) A Default by Lessee as to the terms, covenants, conditions or provisions of this Lease, or of the rules adopted under Paragraph 2.9 hereof, other than those described in subparagraphs 13.1(a), (b) or (c), above, where such Default continues for a period of 30 days after written notice; provided, however, that if the nature of Lessee's Default is such that more than 30 days are reasonably required for its cure, then it shall not be deemed to be a Breach if Lessee commences such cure within said 30 day period and thereafter diligently prosecutes such cure to completion.

(e) The occurrence of any of the following events: (i) the making of any general arrangement or assignment for the benefit of creditors; (ii) becoming a **"debtor"** as defined in 11 U.S.C. § 101 or any successor statute thereto (unless, in the case of a petition filed against Lessee, the same is dismissed within 60 days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where possession is not restored to Lessee within 30 days; or (iv) the attachment, execution or other judicial seizure of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where such seizure is not discharged within 30 days; provided, however, in the event that any provision of this subparagraph (e) is contrary to any applicable law, such provision shall be of no force or effect, and not affect the validity of the remaining provisions.

(f) The discovery that any financial statement of Lessee or of any Guarantor given to Lessor was materially false.

(g) If the performance of Lessee's obligations under this Lease is guaranteed: (i) the death of a Guarantor, (ii) the termination of a Guarantor's liability with respect to this Lease other than in accordance with the terms of such guaranty, (iii) a Guarantor's becoming insolvent or the subject of a bankruptcy filing, (iv) a Guarantor's refusal to honor the guaranty, or (v) a Guarantor's breach of its guaranty obligation on an anticipatory basis, and Lessee's failure, within 60 days following written notice of any such event, to provide written alternative assurance or security, which, when coupled with the then existing resources of Lessee, equals or exceeds the combined financial resources of Lessee and the Guarantors that existed at the time of execution of this Lease.

13.2 **Remedies.** If Lessee fails to perform any of its affirmative duties or obligations, within 10 days after written notice (or in case of an emergency, without notice), Lessor may, at its option, perform such duty or obligation on Lessee's behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. The costs and expenses of any such performance by Lessor shall be due and payable by Lessee upon receipt of invoice therefor. If any check given to Lessor by Lessee shall not be honored by the bank upon which it is drawn, Lessor, at its option, may require all future payments to be made by Lessee to be by cashier's check. In the event of a Breach, Lessor may, with or without further notice or demand, and without limiting Lessor in the exercise of any right or remedy which Lessor may have by reason of such Breach:

(a) Terminate Lessee's right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Lessee shall immediately surrender possession to Lessor. In such event Lessor shall be entitled to recover from Lessee: (i) the unpaid Rent which had been earned at the time of termination; (ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided; (iii) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and (iv) any other amount necessary to compensate Lessor for all the detriment proximately caused by the Lessee's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including but not limited to the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorneys' fees, and that portion of any leasing commission paid by Lessor in connection with this Lease applicable to the unexpired term of this Lease. The worth at the time of award of the amount referred to in provision (iii) of the immediately preceding sentence shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of the District within which the Premises are located at the time of award plus one percent. Efforts by Lessor to mitigate damages caused by Lessee's Breach of this Lease shall not waive Lessor's right to recover damages under Paragraph 12. If termination of this Lease is obtained through the provisional remedy of unlawful detainer, Lessor shall have the right to recover in such proceeding any unpaid Rent and damages as are recoverable therein, or Lessor may reserve the right to recover all or any part thereof in a separate suit. If a notice and grace period required under Paragraph 13.1 was not previously given, a notice to pay rent or quit, or to perform or quit given to Lessee under the unlawful detainer statute shall also constitute the notice required by Paragraph 13.1. In such case, the applicable grace period required by Paragraph 13.1 and the unlawful detainer statute shall run concurrently, and the failure of Lessee to cure the Default within the greater of the two such grace periods shall constitute both an unlawful detainer and a Breach of this Lease entitling Lessor to the remedies provided for in this Lease and/or by said statute.

(b) Continue the Lease and Lessee's right to possession and recover the Rent as it becomes due, in which event Lessee may sublet or assign, subject only to reasonable limitations. Acts of maintenance, efforts to relet, and/or the appointment of a receiver to protect the Lessor's interests, shall not constitute a termination of the Lessee's right to possession.

(c) Pursue any other remedy now or hereafter available under the laws or judicial decisions of the state wherein the Premises are located.

The expiration or termination of this Lease and/or the termination of Lessee's right to possession shall not relieve Lessee from liability under any indemnity provisions of this Lease as to matters occurring or accruing during the term hereof or by reason of Lessee's occupancy of the Premises.

13.3 **Inducement Recapture.** Any agreement for free or abated rent or other charges, or for the giving or paying by Lessor to or for Lessee of any cash or other bonus, inducement or consideration for Lessee's entering into this Lease, all of which concessions are hereinafter referred to as **"Inducement Provisions"**, shall be deemed conditioned upon Lessee's full and faithful performance of all of the terms, covenants and conditions of this Lease. Upon Breach of this Lease by Lessee, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Lessor under such an Inducement Provision shall be immediately due and payable by Lessee to Lessor, notwithstanding any subsequent cure of said Breach by Lessee. The acceptance by Lessor of rent or the cure of the Breach which initiated the operation of this paragraph shall not be deemed a waiver by Lessor of the provisions of this paragraph unless specifically so stated in writing by Lessor at the time of such acceptance.

13.4 **Late Charges.** Lessee hereby acknowledges that late payment by Lessee of Rent will cause Lessor to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Lessor by any Lender. Accordingly, if any Rent shall not be received by Lessor within 5 days after such amount shall be due, then, without any requirement for notice to Lessee, Lessee shall pay to Lessor a one-time late charge equal to 10% of each such overdue amount or $100, whichever is greater. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of such late payment. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for 3 consecutive installments of Base Rent, then notwithstanding any provision of this Lease to the contrary, Base Rent shall, at Lessor's option, become due and payable quarterly in advance.

13.5 **Interest.** Any monetary payment due Lessor hereunder, other than late charges, not received by Lessor, when due as to scheduled payments (such as Base Rent) or within 30 days following the date on which it was due for non-scheduled payment, shall bear interest from the date when due, as to scheduled payments, or the 31st day after it was due as to non-scheduled payments. The interest (**"Interest"**) charged shall be equal to the prime rate reported in the Wall Street Journal as published closest prior to the date when due plus 4%, but shall not exceed the maximum rate allowed by law.

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interest is payable in addition to the potential late charge provided for in Paragraph 13.4.

13.6 **Breach by Lessor.**

(a) **Notice of Breach.** Lessor shall not be deemed in breach of this Lease unless Lessor fails within a reasonable time to perform an obligation required to be performed by Lessor. For purposes of this Paragraph, a reasonable time shall in no event be less than 30 days after receipt by Lessor, and any Lender whose name and address shall have been furnished Lessee in writing for such purpose, of written notice specifying wherein such obligation of Lessor has not been performed; provided, however, that if the nature of Lessor's obligation is such that more than 30 days are reasonably required for its performance, then Lessor shall not be in breach if performance is commenced within such 30 day period and thereafter diligently pursued to completion.

(b) Performance by Lessee on Behalf of Lessor. In the event that neither Lessor nor Lender cures said breach within 30 days after receipt of said notice, or if having commenced said cure they do not diligently pursue it to completion, then Lessee may elect to cure said breach at Lessee's expense and offset from Rent an amount equal to the greater of one month's Base Rent or the Security Deposit, and to pay an excess of such expense under protest, reserving Lessee's right to reimbursement from Lessor. Lessee shall document the cost of said cure and supply said documentation to Lessor.

14. **Condemnation.** If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (collectively **"Condemnation"**), this Lease shall terminate as to the part taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than 10% of the floor area of the Unit, or more than 25% of Lessee's Reserved Parking Spaces, is taken by Condemnation, Lessee may, at Lessee's option, to be exercised in writing within 10 days after Lessor shall have given Lessee written notice of such taking (or in the absence of such notice, within 10 days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Lessee does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in proportion to the reduction in utility of the Premises caused by such Condemnation. Condemnation awards and/or payments shall be the property of Lessor, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages; provided, however, that Lessee shall be entitled to any compensation for Lessee's relocation expenses, loss of business goodwill and/or Trade Fixtures, without regard to whether or not this Lease is terminated pursuant to the provisions of this Paragraph. All Alterations and Utility Installations made to the Premises by Lessee, for purposes of Condemnation only, shall be considered the property of the Lessee and Lessee shall be entitled to any and all compensation which is payable therefor. In the event that this Lease is not terminated by reason of the Condemnation, Lessor shall repair any damage to the Premises caused by such Condemnation.

15. **Brokerage Fees.**

15.1 **Additional Commission.** In addition to the payments owed pursuant to Paragraph 1.10 above, and unless Lessor and the Brokers otherwise agree in writing, Lessor agrees that: (a) if Lessee exercises any Option, (b) if Lessee acquires from Lessor any rights to the Premises or other premises owned by Lessor and located within the Project, (c) if Lessee remains in possession of the Premises, with the consent of Lessor, after the expiration of this Lease, or (d) if Base Rent is increased, whether by agreement or operation of an escalation clause herein, then, Lessor shall pay Brokers a fee in accordance with the schedule of the Brokers in effect at the time of the execution of this Lease.

15.2 **Assumption of Obligations.** Any buyer or transferee of Lessor's interest in this Lease shall be deemed to have assumed Lessor's obligation hereunder. Brokers shall be third party beneficiaries of the provisions of Paragraphs 1.10, 15, 22 and 31. If Lessor fails to pay to Brokers any amounts due as and for brokerage fees pertaining to this Lease when due, then such amounts shall accrue Interest. In addition, if Lessor fails to pay any amounts to Lessee's Broker when due, Lessee's Broker may send written notice to Lessor and Lessee of such failure and if Lessor fails to pay such amounts within 10 days after said notice, Lessee shall pay said monies to its Broker and offset such amounts against Rent. In addition, Lessee's Broker shall be deemed to be a third party beneficiary of any commission agreement entered into by and/or between Lessor and Lessor's Broker for the limited purpose of collecting any brokerage fee owed.

15.3 **Representations and Indemnities of Broker Relationships.** Lessee and Lessor each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder (other than the Brokers, if any) in connection with this Lease, and that no one other than said named Brokers is entitled to any commission or finder's fee in connection herewith. Lessee and Lessor do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, attorneys' fees reasonably incurred with respect thereto.

16. **Estoppel Certificates.**

(a) Each Party (as **"Responding Party"**) shall within 10 days after written notice from the other Party (the **"Requesting Party"**) execute, acknowledge and deliver to the Requesting Party a statement in writing in form similar to the then most current **"Estoppel Certificate"** form published by the American Industrial Real Estate Association, plus such additional information, confirmation and/or statements as may be reasonably requested by the Requesting Party.

(b) If the Responding Party shall fail to execute or deliver the Estoppel Certificate within such 10 day period, the Requesting Party may execute an Estoppel Certificate stating that: (i) the Lease is in full force and effect without modification except as may be represented by the Requesting Party, (ii) there are no uncured defaults in the Requesting Party's performance, and (iii) if Lessor is the Requesting Party, not more than one month's rent has been paid in advance. Prospective purchasers and encumbrancers may rely upon the Requesting Party's Estoppel Certificate, and the Responding Party shall be estopped from denying the truth of the facts contained in said Certificate.

(c) If Lessor desires to finance, refinance, or sell the Premises, or any part thereof, Lessee and all Guarantors shall deliver to any potential lender or purchaser designated by Lessor such financial statements as may be reasonably required by such lender or purchaser, including but not limited to Lessee's financial statements for the past 3 years. All such financial statements shall be received by Lessor and such lender or purchaser in confidence and shall be used only for the purposes herein set forth.

17. **Definition of Lessor.** The term **"Lessor"** as used herein shall mean the owner or owners at the time in question of the fee title to the Premises, or, if this is a sublease, of the Lessee's interest in the prior lease. In the event of a transfer of Lessor's title or interest in the Premises or this Lease, Lessor shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Lessor. Except as provided in Paragraph 15, upon such transfer or assignment and delivery of the Security Deposit, as aforesaid, the prior Lessor shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the Lessor. Subject to the foregoing, the obligations and/or covenants in this Lease to be performed by the Lessor shall be binding only upon the Lessor as hereinabove defined. Notwithstanding the above, and subject to the provisions of Paragraph 20 below, the original Lessor under this Lease, and all subsequent holders of the Lessor's interest in this Lease shall remain liable and responsible with regard to the potential duties and liabilities of Lessor pertaining to Hazardous Substances as outlined in Paragraph 6.2 above.

18. **Severability.** The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. **Days.** Unless otherwise specifically indicated to the contrary, the word "days" as used in this Lease shall mean and refer to calendar days.

20. **Limitation on Liability.** Subject to the provisions of Paragraph 17 above, the obligations of Lessor under this Lease shall not constitute personal obligations of Lessor, the individual partners of Lessor or its or their individual partners, directors, officers or shareholders, and Lessee shall look to the Premises, and to no other assets of Lessor, for the satisfaction of any liability of Lessor with respect to this Lease, and shall not seek recourse against the individual partners of Lessor, or its or their individual partners, directors, officers or shareholders, or any of their personal assets for such satisfaction.

21. **Time of Essence.** Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

22. **No Prior or Other Agreements; Broker Disclaimer.** This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be effective. Lessor and Lessee each represents and warrants to the Brokers that it has made, and is relying solely upon, its own investigation as to the nature, quality, character and financial responsibility of the other Party to this Lease and as to the use, nature, quality and character of the Premises. Brokers have no responsibility with respect thereto or with respect to any default or breach hereof by either Party. The liability (including court costs and attorneys' fees), of any Broker with respect to negotiation, execution, delivery or performance by either Lessor or Lessee under this Lease or any amendment or modification hereto shall be limited to an amount up to the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

23. **Notices.**

23.1 **Notice Requirements.** All notices required or permitted by this Lease or applicable law shall be in writing and may be delivered in person (by hand or by courier) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 23. The addresses noted adjacent to a Party's signature on this Lease shall be that Party's address for delivery or mailing of notices. Either Party may by written notice to the other specify a different address for notice, except that upon Lessee's taking possession of the Premises, the Premises shall constitute Lessee's address for notice. A copy of all notices to Lessor shall be concurrently transmitted to such party or parties at such addresses as Lessor may from time to time hereafter designate in writing.

23.2 **Date of Notice.** Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. If sent by regular mail the notice shall be deemed given 48 hours after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantee next day delivery shall be deemed given 24 hours after delivery of the same to the Postal Service or courier. Notices transmitted by facsimile transmission or similar means shall be deemed delivered upon telephone confirmation of receipt (confirmation report from fax machine is sufficient), provided a copy is also delivered via delivery or mail. If notice is received on a Saturday, Sunday or legal holiday, it shall be deemed received on the next business day.

24. **Waivers.** No waiver by Lessor of the Default or Breach of any term, covenant or condition hereof by Lessee, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default or Breach by Lessee of the same or of any other term, covenant or condition hereof. Lessor's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Lessor's consent to, or approval of, any subsequent or similar act by Lessee, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. The acceptance of Rent by Lessor shall not be a waiver of any Default or Breach by Lessee. Any payment by Lessee may be accepted by Lessor on account of monies or damages due Lessor, notwithstanding any qualifying statements or conditions made by Lessee in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Lessor at or before the time of deposit of such payment.

25. **Disclosures Regarding The Nature of a Real Estate Agency Relationship.**

(a) When entering into a discussion with a real estate agent regarding a real estate transaction, a Lessor or Lessee should from the outset understand what type of agency relationship or representation it has with the agent or agents in the transaction. Lessor and Lessee acknowledge being advised by the Brokers in this transaction, as follows:

(i) Lessor's Agent. A Lessor's agent under a listing agreement with the Lessor acts as the agent for the Lessor only. A Lessor's agent or subagent has the following affirmative obligations: To the Lessor: A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Lessor. To the Lessee and the Lessor: a. Diligent exercise of reasonable skills and care in performance of the agent's duties. b. A duty of honest and fair dealing and good faith. c. A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the Parties. An agent is not obligated to reveal to either Party any confidential information obtained from the other Party which does not involve the affirmative duties set forth above.

(ii) Lessee's Agent. An agent can agree to act as agent for the Lessee only. In these situations, the agent is not the Lessor's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Lessor. An agent acting only for a Lessee has the following affirmative obligations. To the Lessee: A fiduciary duty of utmost care, integrity, honesty, and loyalty in dealings with the Lessee. To the Lessee and the Lessor: a. Diligent exercise of reasonable skills and care in performance of the agent's duties. b. A duty of honest and fair dealing and good faith. c. A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the Parties. An agent is not obligated to reveal to either Party any confidential information obtained from the other Party which does not involve the affirmative duties set forth above.

(iii) Agent Representing Both Lessor and Lessee. A real estate agent, either acting directly or through one or more associate licenses, can legally be the agent of both the Lessor and the Lessee in a transaction, but only with the knowledge and consent of both the Lessor and the Lessee. In a dual agency situation, the agent has the following affirmative obligations to both the Lessor and the Lessee: a. A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either Lessor or the Lessee. b. Other duties to the Lessor and the Lessee as stated above in subparagraphs (i) or (ii). In representing both Lessor and Lessee, the agent may not without the express permission of the respective Party, disclose to the other Party that the Lessor will accept rent in an amount less than that indicated in the listing or that the Lessee is willing to pay a higher rent than that offered. The above duties of the agent in a real estate transaction do not relieve a Lessor or Lessee from the responsibility to protect their own interests. Lessor and Lessee should carefully read all agreements to assure that they adequately express their understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

(b) Brokers have no responsibility with respect to any default or breach hereof by either Party. The liability (including court costs and attorneys' fees), of any Broker with respect to any breach of duty, error or omission relating to this Lease shall not exceed the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

(c) Buyer and Seller agree to identify to Brokers as "Confidential" any communication or information given Brokers that is considered by such Party to be confidential.

26. **No Right To Holdover.** Lessee has no right to retain possession of the Premises or any part thereof beyond the expiration or termination of this Lease. In the event that Lessee holds over, then the Base Rent shall be increased to 150% of the Base Rent applicable immediately preceding the expiration or termination. Nothing contained herein shall be construed as consent by Lessor to any holding over by Lessee.

27. **Cumulative Remedies.** No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

28. **Covenants and Conditions; Construction of Agreement.** All provisions of this Lease to be observed or performed by Lessee are both covenants and conditions. In construing this Lease, all headings and titles are for the convenience of the Parties only and shall not be considered a part of this Lease. Whenever required by the context, the singular shall include the plural and vice versa. This Lease shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if both Parties had prepared it.

29. **Binding Effect; Choice of Law.** This Lease shall be binding upon the parties, their personal representatives, successors and assigns and be governed by the laws of the State in which the Premises are located. Any litigation between the Parties hereto concerning this Lease shall be initiated in the county in which the Premises are located.

30. **Subordination; Attornment; Non-Disturbance.**

30.1 **Subordination.** This Lease and any Option granted hereby shall be subject and subordinate to any ground lease, mortgage, deed of trust, or other hypothecation or security device (collectively, **"Security Device"**), now or hereafter placed upon the Premises, to any and all advances made on the security thereof, and to all renewals, modifications, and extensions thereof. Lessee agrees that the holders of any such Security Devices (in this Lease together referred to as **"Lender"**) shall have no liability or obligation to perform any of the obligations of Lessor under this Lease. Any Lender may elect to have this Lease and/or any Option granted hereby superior to the lien of its Security Device by giving written notice thereof to Lessee, whereupon this Lease and such Options shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof.

30.2 **Attornment.** Subject to the non-disturbance provisions of Paragraph 30.3, Lessee agrees to attorn to a Lender or any other party who acquires ownership of the Premises by reason of a foreclosure of a Security Device, and that in the event of such foreclosure, such new owner shall not: (a) be liable for any act or omission of any prior lessor or with respect to events occurring prior to acquisition of ownership; (b) be subject to any offsets or defenses which Lessee might have against any prior lessor, (c) be bound by prepayment of more than one month's rent, or (d) be liable for the return of any security deposit paid to any prior lessor.

30.3 **Non-Disturbance.** With respect to Security Devices entered into by Lessor after the execution of this Lease, Lessee's subordination of this Lease shall be subject to receiving a commercially reasonable non-disturbance agreement (a **"Non-Disturbance Agreement"**) from the Lender which Non-Disturbance Agreement provides that Lessee's possession of the Premises, and this Lease, including any options to extend the term hereof, will not be disturbed so long as Lessee is not in Breach hereof and attorns to the record owner of the Premises. Further, within 60 days after the execution of this Lease, Lessor shall use its commercially reasonable efforts to obtain a Non-Disturbance Agreement from the holder of any pre-existing Security Device which is secured by the Premises. In the event that Lessor is unable to provide the Non-Disturbance Agreement within said 60 days, then Lessee may, at Lessee's option, directly contact Lender and attempt to negotiate for the execution and delivery of a Non-Disturbance Agreement.

30.4 **Self-Executing.** The agreements contained in this Paragraph 30 shall be effective without the execution of any further documents; provided, however, that, upon written request from Lessor or a Lender in connection with a sale, financing or refinancing of the Premises, Lessee and Lessor shall execute such further writings as may be reasonably required to separately document any subordination, attornment and/or Non-Disturbance Agreement provided for herein.

31. **Attorneys' Fees.** If any Party or Broker brings an action or proceeding involving the Premises whether founded in tort, contract or equity, or to declare rights hereunder, the Prevailing Party (as hereafter defined) in any such proceeding, action, or appeal thereon, shall be entitled to reasonable attorneys' fees. Such fees may be awarded in the same suit or recovered in a separate suit, whether or not such action or proceeding is pursued to decision or judgment. The term, "Prevailing Party" shall include, without limitation, a Party or Broker who substantially obtains or defeats the relief sought, as the case may be, whether by compromise, settlement, judgment, or the abandonment by the other Party or Broker of its claim or defense. The attorneys' fees award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys' fees reasonably incurred. In addition,

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Lessor shall be entitled to attorneys' fees, costs and expenses incurred in the preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such Default or resulting Breach ($200 is a reasonable minimum per occurrence for such services and consultation).

32. **Lessor's Access; Showing Premises; Repairs.** Lessor and Lessor's agents shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times for the purpose of showing the same to prospective purchasers, lenders, or tenants, and making such alterations, repairs, improvements or additions to the Premises as Lessor may deem necessary. All such activities shall be without abatement of rent or liability to Lessee. Lessor may at any time place on the Premises any ordinary **"For Sale"** signs and Lessor may during the last 6 months of the term hereof place on the Premises any ordinary **"For Lease"** signs. Lessee may at any time place on the Premises any ordinary **"For Sublease"** sign.

33. **Auctions.** Lessee shall not conduct, nor permit to be conducted, any auction upon the Premises without Lessor's prior written consent. Lessor shall not be obligated to exercise any standard of reasonableness in determining whether to permit an auction.

34. **Signs.** Except for ordinary "For Sublease" signs which may be placed only on the Premises, Lessee shall not place any sign upon the Project without Lessor's prior written consent. All signs must comply with all Applicable Requirements.

35. **Termination; Merger.** Unless specifically stated otherwise in writing by Lessor, the voluntary or other surrender of this Lease by Lessee, the mutual termination or cancellation hereof, or a termination hereof by Lessor for Breach by Lessee, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, that Lessor may elect to continue any one or all existing subtenancies. Lessor's failure within 10 days following any such event to elect to the contrary by written notice to the holder of any such lesser interest, shall constitute Lessor's election to have such event constitute the termination of such interest.

36. **Consents.** Except as otherwise provided herein, wherever in this Lease the consent of a Party is required to an act by or for the other Party, such consent shall not be unreasonably withheld or delayed. Lessor's actual reasonable costs and expenses (including but not limited to architects', attorneys', engineers' and other consultants' fees) incurred in the consideration of, or response to, a request by Lessee for any Lessor consent, including but not limited to consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Lessee upon receipt of an invoice and supporting documentation therefor. Lessor's consent to any act, assignment or subletting shall not constitute an acknowledgment that no Default or Breach by Lessee of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default or Breach, except as may be otherwise specifically stated in writing by Lessor at the time of such consent. The failure to specify herein any particular condition to Lessor's consent shall not preclude the imposition by Lessor at the time of consent of such further or other conditions as are then reasonable with reference to the particular matter for which consent is being given. In the event that either Party disagrees with any determination made by the other hereunder and reasonably requests the reasons for such determination, the determining party shall furnish its reasons in writing and in reasonable detail within 10 business days following such request.

37. **Guarantor.**

37.1 **Execution.** The Guarantors, if any, shall each execute a guaranty in the form most recently published by the American Industrial Real Estate Association, and each such Guarantor shall have the same obligations as Lessee under this Lease.

37.2 **Default.** It shall constitute a Default of the Lessee if any Guarantor fails or refuses, upon request to provide: (a) evidence of the execution of the guaranty, including the authority of the party signing on Guarantor's behalf to obligate Guarantor, and in the case of a corporate Guarantor, a certified copy of a resolution of its board of directors authorizing the making of such guaranty, (b) current financial statements, (c) an Estoppel Certificate, or (d) written confirmation that the guaranty is still in effect.

38. **Quiet Possession.** Subject to payment by Lessee of the Rent and performance of all of the covenants, conditions and provisions on Lessee's part to be observed and performed under this Lease, Lessee shall have quiet possession and quiet enjoyment of the Premises during the term hereof.

39. **Options.** If Lessee is granted an option, as defined below, then the following provisions shall apply.

39.1 **Definition.** **"Option"** shall mean: (a) the right to extend the term of or renew this Lease or to extend or renew any lease that Lessee has on other property of Lessor; (b) the right of first refusal or first offer to lease either the Premises or other property of Lessor; (c) the right to purchase or the right of first refusal to purchase the Premises or other property of Lessor.

39.2 **Options Personal To Original Lessee.** Any Option granted to Lessee in this Lease is personal to the original Lessee, and cannot be assigned or exercised by anyone other than said original Lessee and only while the original Lessee is in full possession of the Premises and, if requested by Lessor, with Lessee certifying that Lessee has no intention of thereafter assigning or subletting.

39.3 **Multiple Options.** In the event that Lessee has any multiple Options to extend or renew this Lease, a later Option cannot be exercised unless the prior Options have been validly exercised.

39.4 **Effect of Default on Options.**

(a) Lessee shall have no right to exercise an Option: (i) during the period commencing with the giving of any notice of Default and continuing until said Default is cured, (ii) during the period of time any Rent is unpaid (without regard to whether notice thereof is given Lessee), (iii) during the time Lessee is in Breach of this Lease, or (iv) in the event that Lessee has been given 3 or more notices of separate Default, whether or not the Defaults are cured, during the 12 month period immediately preceding the exercise of the Option.

(b) The period of time within which an Option may be exercised shall not be extended or enlarged by reason of Lessee's inability to exercise an Option because of the provisions of Paragraph 39.4(a).

(c) An Option shall terminate and be of no further force or effect, notwithstanding Lessee's due and timely exercise of the Option, if, after such exercise and prior to the commencement of the extended term, (i) Lessee fails to pay Rent for a period of 30 days after such Rent becomes due (without any necessity of Lessor to give notice thereof), (ii) Lessor gives to Lessee 3 or more notices of separate Default during any 12 month period, whether or not the Defaults are cured, or (iii) if Lessee commits a Breach of this Lease.

40. **Security Measures.** Lessee hereby acknowledges that the Rent payable to Lessor hereunder does not include the cost of guard service or other security measures, and that Lessor shall have no obligation whatsoever to provide same. Lessee assumes all responsibility for the protection of the Premises, Lessee, its agents and invitees and their property from the acts of third parties.

41. **Reservations.** Lessor reserves the right: (i) to grant, without the consent or joinder of Lessee, such easements, rights and dedications that Lessor deems necessary, (ii) to cause the recordation of parcel maps and restrictions, and (iii) to create and/or install new utility raceways, so long as such easements, rights, dedications, maps, restrictions, and utility raceways do not unreasonably interfere with the use of the Premises by Lessee. Lessee agrees to sign any documents reasonably requested by Lessor to effectuate such rights.

42. **Performance Under Protest.** If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay.

43. **Authority.** If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Each party shall, within 30 days after request, deliver to the other party satisfactory evidence of such authority.

44. **Conflict.** Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

45. **Offer.** Preparation of this Lease by either party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

46. **Amendments.** This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Lessee's obligations hereunder, Lessee agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

47. **Multiple Parties.** If more than one person or entity is named herein as either Lessor or Lessee, such multiple Parties shall have joint and several responsibility to comply with the terms of this Lease.

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48. **Waiver of Jury Trial.** The Parties hereby waive their respective rights to trial by jury in any action or proceeding involving the Property or arising out of this Agreement.

49. **Mediation and Arbitration of Disputes.** An Addendum requiring the Mediation and/or the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease ☑ is ☐ is not attached to this Lease.

LESSOR AND LESSEE HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LESSOR AND LESSEE WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.

2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND THE SUITABILITY OF THE PREMISES FOR LESSEE'S INTENDED USE.

WARNING: IF THE PREMISES ARE LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE LEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PREMISES ARE LOCATED.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: Beverly MA
on:

By LESSOR:
Brookwood Carlsbad Realty Investors, LLC

By: [signature]
Name Printed: Thomas W. Brown
Title: Member

By:
Name Printed:
Title:
Address: c/o The Muller Company
5650 El Camino Real Ste 125
Oceanside CA 92056
92008

Telephone: (760) 431-9306
Facsimile: (760) 431-0187
Federal ID No.

Executed at: Carlsbad CA
on:

By LESSEE:
Southwest Community Bank, a California Corporation

By: [signature]
Name Printed: Frank J. Mercardante
Title: President & CEO

By: [signature]
Name Printed: Paul M. Weil
Title: Secretary
Address: PO Box 131690
Carlsbad CA 92013
also 5810 El Camino Real Ste D, Carlsbad CA

Telephone: (760) 479-2124
Facsimile: (760) 431-2160
Federal ID No.

These forms are often modified to meet changing requirements of law and needs of the industry. Always write or call to make sure you are utilizing the most current form: American Industrial Real Estate Association, 700 South Flower Street, Suite 600, Los Angeles, CA 90017. (213) 687-8777.

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ADDENDUM ONE TO
STANDARD INDUSTRIAL/COMMERCIAL MULTI-TENANT LEASE-GROSS

LESSOR: BROOKWOOD CARLSBAD REALTY INVESTORS, LLC
LESSEE: SOUTHWEST COMMUNITY BANK, A CALIFORNIA CORPORATION

This ADDENDUM ("Addendum") is attached to, incorporated into and amends and supplements that certain Standard Industrial/Commercial Multi-Tenant Lease-Gross (the "Lease") entered into as of the 15th day of April, 2003 by and between BROOKWOOD CARLSBAD REALTY INVESTORS, LLC ("Lessor"), and SOUTHWEST COMMUNITY BANK, A CALIFORNIA CORPORATION ("Lessee"). Lessor and Lessee agree that notwithstanding anything contained in the Lease to the contrary, the Lease as modified by the provisions set forth in this Addendum represents the full negotiated agreement of the parties, and the provisions of this Addendum will be deemed to be a part of the Lease and will supersede any contrary or conflicting provision in the Lease and prevail and control for all purposes. This Addendum, together with the Lease itself, and all other Exhibits, Riders and Addenda attached thereto represents the fully integrated and binding agreement of the parties. All references in the Lease and in this Addendum to "Lease" are to be construed to mean the Lease as amended and supplemented by this Addendum. All terms used in this Addendum, unless specifically defined in this Addendum, have the same meaning as such terms have in the Lease.

50. Paragraph 1.3: Term. Five years, commencing September 1, 2003 and ending August 31, 2008.

51. Paragraph 1.5: Base Rent. Base Rent for the Premises as set forth in Paragraphs 1.5 and 4.1 of the Lease shall be as follows:

Months	PSF	Monthly
Sep 2003 – Aug 2004	$ .95	$ 4,762.35
Sep 2004 – Aug 2005	.98	4,912.74
Sep 2005 – Aug 2006	1.01	5,063.13
Sep 2006 – Aug 2007	1.04	5,213.52
Sep 2007 – Aug 2008	1.07	5,363.91

52. Paragraph 2.6: Vehicle Parking. In the event that a parking problem is identified by Lessor and/or its agents, Lessee shall assist Lessor in good faith in determining which vehicles may be attached to its space.

53. Paragraph 7.1: Lessee's Obligations. Lessee's maintenance and repair obligations shall include the obligation to maintain the Premises in compliance with all laws including Title III of the Americans with Disabilities Act of 1990 and all regulations promulgated thereunder (the "ADA") at Lessee's cost and expense.

54. Paragraph 7.2: Lessor's Obligations. Any repairs made by Lessor which are required due to the gross negligence or willful misconduct of Lessee, its employees, agents or contractors shall be made at Lessee's expense which shall be reimbursed to Lessor within ten (10) days after demand by Lessor.

55. Paragraph 7.4: Ownership, Removal, Surrender and Restoration. Notwithstanding anything contained in Section 7.3 or 7.4 to the contrary, Lessee shall have no right to remove any of the initial improvements or any Utility Installations or any subsequent Alterations which are installed by Lessor or at Lessor's expense.

56. Paragraph 8.4: Lessee's Property Insurance.

In addition to the property insurance to be maintained by Lessee, Lessee shall obtain and maintain during the term of this Lease, a policy of liability insurance with a combined single limit of $1,000,000 per occurrence and $2,000,000 in the aggregate for each policy year. Lessee shall also procure and maintain the following insurance:

A. State Worker's Compensation Insurance in the statutorily mandated limits and Employers Liability Insurance with limits of not less than Five Hundred Thousand Dollars ($500,000); and

B. Such other insurance as Lessor may reasonably require from time to time.

All insurance policies required to be maintained by Lessee under the Lease (with the exception of Worker's Compensation Insurance to the extent not available under statutory law) shall name Lessor, any mortgagee, any lessor under a ground lease, or any managing agent for the Industrial Center and such other parties as Lessor shall from time to time designate as an additional insured as their respective interests may appear, and shall provide that any loss shall be payable to Lessor and any other additional insured parties as their respective interests may appear.

All insurance required hereunder shall be placed with companies licensed to do business in the state in which the Industrial Center is located. All such policies shall be written as primary policies, with deductibles not to exceed one-half of one percent (½%) of the amount of coverage. Any other policies, including any Lessor's policy, will serve as excess coverage. If Lessee shall fail at any time to procure and/or maintain the insurance required herein, Lessor may, at its option, procure such insurance on Lessee's behalf and the cost thereof shall be payable upon demand, as rent. Payment by Lessor of any insurance premium or the carrying by Lessor of any such insurance policy shall not be deemed to waive or release the default of Lessee with respect thereto. Lessee may maintain the required insurance under terms of its "blanket" policies with a certificate to Lessor.

57. Paragraph 10.1; Payment of Taxes. Notwithstanding the foregoing, Lessee shall reimburse Lessor, on a monthly basis as additional rent, Lessee's Share (as specified in Paragraph 1.6) of any increase in Real Property Taxes over the Base Real Property Taxes (which for purposes of this Lease shall be the Real Property Taxes for calendar year 2003) but not to include any increase which results from any "change in ownership" of the Industrial Center or any portion thereof which includes the Premises, including any sale, transfer or refinancing thereof.

58. Paragraph 12.2; Assignment And Subletting. Paragraph 12.2 is hereby supplemented as follows:

(i) If Lessee desires Lessor's consent to the subletting of all or part of the Premises or the assignment of this Lease, Lessee shall give Lessor thirty (30) days prior written notice thereof, which notice shall include (1) the name and address of the proposed assignee or sublessee, (2) a reasonably detailed description of such person or entity's business, (3) detailed financial references for such person or entity (including its most recent audited balance sheet and income statement), (4) a written authorization by such proposed sublessee or assignee for Lessor or its designee to cause a credit check to be compiled against it, (5) a statement setting forth (A) the effective date of the proposed assignment or the commencement date of the proposed sublease, (B) the fixed minimum rent and additional rent to be paid by the proposed sublessee, and (C) the number of rentable square feet to be sublet, (6) a copy of the proposed sublease or assignment and assumption agreement, and (7) such other information as Lessor may require. Such notice shall be deemed to be an offer by Lessee (which may be accepted by Lessor by written notice to Lessee) (a) to terminate the Lease in the case of a proposed assignment of the Lease or a sublease of all or substantially all of the Premises, or (b) to eliminate from the Premises and cause Lessee to surrender such portion of the Premises (the "Eliminated Space") which Lessee proposes to sublease in the case of the proposed sublease of less than all or substantially all of the Premises, effective as of the effective date of the proposed assignment or the anticipated commencement date of the proposed sublease, but in no event sooner than sixty (60) days nor later than one hundred eighty (180) days following Lessor's acceptance of Lessee's offer (the "Elimination Date"). In the event of a termination of this Lease pursuant to the provisions of clause (a), Lessee's obligations hereunder shall cease from and after the date of termination, provided that Lessee shall not be relieved of any obligations which shall have accrued prior to the date of termination. In the event of a surrender of the Eliminated Space, (AA) Lessee's obligations with respect to the Eliminated Space shall cease from and after the date of surrender of the Eliminated Space, provided that Lessee shall not be relieved of any obligations which shall have occurred prior to the date of surrender, (BB) Lessee's obligation for the payment of Base Rent shall be reduced as of the date the proposed sublease would have commenced by an amount equal to product of the Base Rent, and a fraction, the numerator of which is the number of rentable square feet proposed to be sublet and the denominator of which is the number of rentable square feet contained in the Premises. If Lessor shall exercise its option to cause a surrender of the Eliminated Space, Lessor, at Lessee's expense, may make such alterations as may be required or deemed necessary by Lessor to physically separate the Eliminated Space from the balance of the Premises and to comply with any legal insurance requirements related to such separation.

(ii) If Lessor does not exercise either option provided to it pursuant to the provisions of Subsection (ii) above within thirty (30) days after the date of Lessor's receipt of Lessee's notice, and provided that Lessee is not in default of any of Lessee's obligations under this Lease (after notice and expiration of any applicable grace period) as of the time of Lessor's consent, and as of the effective date of the proposed assignment or the commencement date of the proposed sublease, Lessor's consent (which must be in writing and form reasonably satisfactory to Lessor) to the proposed assignment or sublease shall not be unreasonably withheld or delayed, provided and upon condition that:

1. In Lessor's reasonable judgment the proposed assignee or sublessee is engaged in a business or activity, and the Premises, or the relevant part thereof, will be used in a manner, which (A) is in keeping with the then standards of the Industrial Center, (B) is limited to the use of the Premises for general office, warehouse, distribution and light manufacturing, and (C) will not violate any negative covenant as to use contained in any other lease of space of the Industrial Center;

2. The proposed assignee or sublessee is a reputable person with sufficient financial worth considering the responsibility involved, and Lessor has been furnished with



reasonable proof thereof;

3. Neither (A) the proposed assignee or sublessee nor (B) any person which, directly or indirectly, controls, is controlled by, or is under common control with, the proposed assignee or sublessee, is then an occupant of any part of the Industrial Center if there is other space available for lease in the Industrial Center;

4. The proposed assignee or sublessee is not a person with whom Lessor is then negotiating to lease space in the Industrial Center;

5. The proposed sublease or instrument of assignment shall be in form and substance reasonably satisfactory to Lessor;

6. The amount of the aggregate rent to be paid by the proposed sublessee is not less than the then current market rent per rentable square foot for the Premises as though the Premises were vacant, and the rental and other terms and conditions of the sublease are the same as those contained in the proposed sublease furnished to Lessor; and

7. Lessee shall not have listed the Premises for subletting or assignment with a broker, agent or representative other than the then managing agent of the Industrial Center or other agent designated by Lessor.

(iii) If Lessor shall decline to give its consent to any proposed assignment or sublease, or if Lessor shall exercise either of its options afforded it hereunder, Lessee shall indemnify, defend and hold harmless Lessor against and from any and all loss, liability, damages, costs, and expenses (including reasonable attorney's fees and disbursements) resulting from any claims that may be made against Lessor by the proposed assignee or sublessee or by any brokers or other persons claiming a commission or similar compensation in connection with the proposed assignment or sublease.

(iv) If (A) Lessor fails to exercise either of its options and consents to a proposed assignment or sublease and (B) Lessee fails to execute and deliver the assignment or sublease to which Lessor consented within ninety (90) days after the giving of such consent, then, Lessee shall again comply with all of the provisions and conditions of this Paragraph before assigning this Lease or subletting all or part of the Premises.

(v) If the rent and other sums payable to Lessee by an assignee or sublessee for or in connection with an assignment of this Lease or the sublease of all or any part of the Premises shall be in excess (the "Excess") of the Base Rent, and all other charges provided for in this Lease (allocated on a per rentable square foot basis in the event of a sublease of less than all of the Premises), Lessee shall so notify Lessor and shall pay Lessor any such Excess as and when received by Lessee.

(vi) Regardless of Lessor's consent, no subletting or assignment shall release Lessee's obligation to pay Base Rent and to perform all other obligations to be performed by Lessee hereunder. The acceptance of Base Rent by Lessor from any other person shall not be deemed to be a waiver of its right to consent, and consent to any assignment or subletting shall not be deemed consent to any subsequent assignment or subletting. If any assignee or successor of Lessee defaults in the performance of any of the terms hereof, Lessor may proceed directly against Lessee or any guarantor of this Lease without the necessity of exhausting remedies against such assignee or successor and Lessee named herein and any assignee of such Lessee who assumes the obligations of the named Lessee under this Lease shall be jointly and severally liable for performance of all obligations of Lessee under this Lease from and after such assignment. Lessor may consent to subsequent assignments or subletting of this Lease or amendments or modifications to this Lease with assignees of Lessee, without notifying Lessee, or any successor of Lessee, and without obtaining its or their consent thereto, and such action shall not relieve Lessee of its liability under this Lease.

(vii) Lessor's consent shall not be required for an assignment in a sale or merger transaction approved by the Federal Reserve, and/or the California Department of Financial Institutions and/or the Federal Deposit Insurance Corporation.

59. Paragraph 13.2; Remedies. As used in Paragraph 13.2, "emergency" shall mean any incident in which injury to persons or damage to property is imminently threatened to occur or worsen unless immediate action is taken. Lessee, on behalf of itself and any and all persons claiming through or under Lessee, hereby waives and surrenders all right and privilege which it may have, under any law to redeem the Premises, to be relieved from a forfeiture of this Lease (including, without limitation, a wavier of California Civil Code Section 1179 which allows a court to relieve a Lessee from forfeiture of a lease in the case of hardship), or to have a continuance or

reinstatement of this Lease after being dispossessed or ejected therefrom by process of law under the terms of this Lease or after the termination of this Lease following the occurrence of any material default.

60. Paragraph 14; Condemnation. Lessee shall also be entitled to any compensation separately awarded to Lessee for any Lessee-owned Alterations and/or Utility Installations (i.e., exclusive of any items paid for by Lessor). Except as provided in this Paragraph 14, Lessee waives any right to terminate this Lease by reason of any taking.

61. Paragraph 16.1; Tenancy Statement. The form of Tenancy Statement shall be in substantially the form of Exhibit "C" attached hereto.

62. Paragraph 25; Recording. Notwithstanding the provisions of Paragraph 25, Lessee shall not have the right to require Lessor to execute, acknowledge and deliver a "short form" memorandum of lease and Lessee shall not record the Lease or any "short form" thereof.

63. Paragraph 16; Estoppel Certificate. The form of Estoppel Certificate shall be in substantially the form of Exhibit "C" attached hereto.

64. Common Area Operating Expenses. Subject to the provisions of Section 4.2, in addition to Base Rent and other amounts payable under this Lease, Lessee shall pay Lessor a base monthly fee of Two Hundred Fifty and 65/100 Dollars ($250.65) for Common Area Operating Expenses. Lessor shall have the right on a quarterly basis throughout the Lease term to review Lessee's Common Area Operating Expenses and usage and to adjust Lessee's monthly fee for such expenses and usage.

65. Tenant Improvements. Lessee shall accept the Premises in its "AS-IS" condition. Lessor shall provide up to Twenty Thousand and 00/100 Dollars ($20,000.00) towards building Tenant Improvements. Lessee shall provide invoices from contractors as evidence of work performed. Lessee shall also provide labor and material releases for all tenant improvements performed in premises upon written request of Lessor within ten (10) days of said request.

66. Contingency. This agreement may be terminated unilaterally by Lessee in the event it is unsuccessful in obtaining a use and occupancy permit or other permits relating to the construction of contemplated improvements. In the event that Lessee exercises this right, it shall not be entitled to any funds paid to Lessor under this agreement nor shall it be entitled to any of the $20,000 Lessor is obligated to pay for Tenant Improvements and shall refund all amounts remitted by Lessor for this purpose. This right expires on June 15, 2003.

67. Arbitration. In the event of any dispute between Lessor and Lessee relating to this Lease, and if no other specific procedure is included in this Lease to resolve such dispute, then such dispute shall be resolved through binding arbitration pursuant to this Paragraph 67. If demand for arbitration is timely made as provided in Subparagraph (a) below, such arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Rules of the American Arbitration Association as are then in effect, except as provided below. Any such arbitration shall be held and conducted, within thirty (30) days after the selection of an arbitrator, in San Diego County, California before one arbitrator who shall be selected by mutual agreement of the parties; if agreement is not reached on the selection of an arbitrator within ten (10) days after the demand for arbitration is made, then such arbitrator shall be appointed by the presiding judge of the Superior Court of San Diego, and the parties hereto shall not contest the jurisdiction or authority of such presiding judge to select such arbitrator. The provisions of the Commercial Arbitration Rules of the American Arbitration Association shall apply and govern such arbitration, subject, however, to the following:

(a) Any demand for arbitration shall be in writing and must be made and served on the other party within a reasonable time after the claim, dispute or other matter in questions has arisen and in no event shall the demand for arbitration be made after the earlier of the date which is (i) thirty (30) days after service by either party of summons and complaint, the subject matter of which is essentially identical with the subject matter of the demand for arbitration, or (ii) the date that institution of legal or equitable proceedings based on such claim, dispute, or other matter would be barred by the applicable statute of limitations.

(b) The arbitrator selected or appointed must be an attorney or a former or retired judge with at least ten (10) years experience in commercial real property matters, including industrial leasing experience, or a non-attorney with like experience in the subject matter of dispute.

(c) All proceedings involving the parties shall be reported by a certified shorthand court reporter and written transcripts of the proceedings shall be prepared and made available to the parties.



(d) The arbitrator shall prepare and deliver to the parties factual findings in writing which shall include the reasons on which the decision of the arbitrator is based. The arbitrator shall be bound by the provisions of this Lease, and shall not add to, subtract from or otherwise modify such provisions.

(e) Final decision by the arbitrator must be provided to the parties within thirty (30) days from the date on which the matter is submitted to the arbitrator.

(f) The prevailing party (as defined below) shall be awarded reasonable attorneys' fees, expert and non-expert witness costs and expenses (including without limitation the fees and costs of the court reporter described in Subparagraph (c) above), and other costs and expenses incurred in connection with the arbitration, unless the arbitrator for good cause determines otherwise.

(g) As used herein, the term "prevailing party" shall mean the party, if any, that the arbitrator determines is "clearly the prevailing party."

(h) Costs and fees of the arbitrator shall be borne by the non-prevailing party, unless the arbitrator for good cause determines otherwise. If there is no prevailing party, the parties shall bear their own fees and costs and split the fees and costs of the arbitrator and court reporter.

(i) The award or decision of the arbitrator, which may include equitable relief, shall be final and judgment may be entered on it in accordance with applicable law in any court having jurisdiction over the matter. The provisions of this Paragraph 67 are not intended to alter the applicable provisions of law which provide the grounds on which a court may vacate an arbitration award.

68. Jury Trial. LESSOR AND LESSEE HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER OR THEIR SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OR IN CONNECTION WITH THIS LEASE, THE RELATIONSHIP OF LESSOR AND LESSEE, LESSEE'S USE OR OCCUPANCY OF THE PREMISES, AND/OR ANY CLAIM FOR INJURY OR DAMAGE, OR ANY EMERGENCY OR STATUORY REMEDY. IN THE EVENT LESSOR COMMENCES ANY SUMMARY PROCEEDINGS OR ACTION FOR NONPAYMENT OF BASE RENT OR ANY ADDITIONAL RENT, LESSEE SHALL NOT INTERPOSE ANY COUNTERCLAIM OF ANY NATURE OR DESCRIPTION (UNLESS SUCH COUNTERCLAIM SHALL BE MANDATORY) IN ANY SUCH PROCEEDING OR ACTION, BUT SHALL BE RELEGATED TO AN INDEPENDENT ACTION AT LAW.

Lessor's Initials ______ Lessee's Initials ______

69. Attorney's Fees. Anywhere in the Lease which authorizes or requires the payment of attorneys' fees for one party by the other shall be construed to mean reasonable attorneys' fees only in each instance.

IN WITNESS WHEREOF, the parties have entered into this Addendum as of the date first set forth above.

LESSOR:	LESSEE:
Brookwood Carlsbad Realty Investors, L.L.C.	SOUTHWEST COMMUNITY BANK, A CALIFORNIA CORPORATION
By: Tom Brown Member	By: Frank J. Mercardante President & CEO
By: ______	By: ______



OPTION(S) TO EXTEND
STANDARD LEASE ADDENDUM

Dated April 15, 2003

By and Between (Lessor) Brookwood Carlsbad Realty Investors, LLC

(Lessee) Southwest Community Bank, a California Corporation

Address of Premises: 5611 Palmer Way Ste G Carlsbad CA 92008

Paragraph 70

A. **OPTION(S) TO EXTEND:**
Lessor hereby grants to Lessee the option to extend the term of this Lease for one (1) additional thirty-six (36) month period(s) commencing when the prior term expires upon each and all of the following terms and conditions:

(i) In order to exercise an option to extend, Lessee must give written notice of such election to Lessor and Lessor must receive the same at least 3 but not more than 12 months prior to the date that the option period would commence, time being of the essence. If proper notification of the exercise of an option is not given and/or received, such option shall automatically expire. Options (if there are more than one) may only be exercised consecutively.

(ii) The provisions of paragraph 39, including those relating to Lessee's Default set forth in paragraph 39.4 of this Lease, are conditions of this Option.

(iii) Except for the provisions of this Lease granting an option or options to extend the term, all of the terms and conditions of this Lease except where specifically modified by this option shall apply.

(iv) This Option is personal to the original Lessee, and cannot be assigned or exercised by anyone other than said original Lessee and only while the original Lessee is in full possession of the Premises and without the intention of thereafter assigning or subletting.

(v) The monthly rent for each month of the option period shall be calculated as follows, using the method(s) indicated below:
(Check Method(s) to be Used and Fill in Appropriately)

☐ I. **Cost of Living Adjustment(s) (COLA)**
a. On (Fill in COLA Dates): ______________________

the Base Rent shall be adjusted by the change, if any, from the Base Month specified below, in the Consumer Price Index of the Bureau of Labor Statistics of the U.S. Department of Labor for (select one): ☐ CPI W (Urban Wage Earners and Clerical Workers) or ☐ CPI U (All Urban Consumers), for (Fill in Urban Area):

____
All Items (1982-1984 = 100), herein referred to as "CPI".

b. The monthly rent payable in accordance with paragraph A.I.a. of this Addendum shall be calculated as follows: the Base Rent set forth in paragraph 1.5 of the attached Lease, shall be multiplied by a fraction the numerator of which shall be the CPI of the calendar month 2 months prior to the month(s) specified in paragraph A.I.a. above during which the adjustment is to take effect, and the denominator of which shall be the CPI of the calendar month which is 2 months prior to (select one): ☐ the first month of the term of this Lease as set forth in paragraph 1.3 ("Base Month") or ☐ (Fill in Other "Base Month"): ______________________. The sum so calculated shall constitute the new monthly rent hereunder, but in no event, shall any such new monthly rent be less than the rent payable for the month immediately preceding the rent adjustment.

c. In the event the compilation and/or publication of the CPI shall be transferred to any other governmental department or bureau or agency or shall be discontinued, then the index most nearly the same as the CPI shall be used to make such calculation. In the event that the Parties cannot agree on such alternative index, then the matter shall be submitted for decision to the American Arbitration Association in accordance with the then rules of said Association and the decision of the arbitrators shall be binding upon the parties. The cost of said Arbitration shall be paid equally by the Parties.

☑ II. **Market Rental Value Adjustment(s) (MRV)**
a. On (Fill in MRV Adjustment Date(s)) September 1, 2008

the Base Rent shall be adjusted to the "Market Rental Value" of the property as follows:

1) Four months prior to each Market Rental Value Adjustment Date described above, the Parties shall attempt to agree upon what the new MRV will be on the adjustment date. If agreement cannot be reached, within thirty days, then:

(a) Lessor and Lessee shall immediately appoint a mutually acceptable appraiser or broker to establish the new MRV within the next 30 days. Any associated costs will be split equally between the Parties, or

(b) Both Lessor and Lessee shall each immediately make a reasonable determination of the MRV and submit such determination, in writing, to arbitration in accordance with the following provisions:

Initials: ________
____

Initials: ________
____

(i) Within 15 days thereafter, Lessor and Lessee shall each select an ☐ appraiser or ☐ broker ("Consultant" - check one) of their choice to act as an arbitrator. The two arbitrators so appointed shall immediately select a third mutually acceptable Consultant to act as a third arbitrator.

(ii) The 3 arbitrators shall within 30 days of the appointment of the third arbitrator reach a decision as to what the actual MRV for the Premises is, and whether Lessor's or Lessee's submitted MRV is the closest thereto. The decision of a majority of the arbitrators shall be binding on the Parties. The submitted MRV which is determined to be the closest to the actual MRV shall thereafter be used by the Parties.

(iii) If either of the Parties fails to appoint an arbitrator within the specified 15 days, the arbitrator timely appointed by one of them shall reach a decision on his or her own, and said decision shall be binding on the Parties.

(iv) The entire cost of such arbitration shall be paid by the party whose submitted MRV is not selected, ie. the one that is NOT the closest to the actual MRV.

2) Notwithstanding the foregoing, the new MRV shall not be less than the rent payable for the month immediately preceding the rent adjustment.

b. Upon the establishment of each New Market Rental Value:

1) the new MRV will become the new "Base Rent" for the purpose of calculating any further Adjustments, and
2) the first month of each Market Rental Value term shall become the new "Base Month" for the purpose of calculating any further Adjustments.

☐ **III. Fixed Rental Adjustment(s) (FRA)**
The Base Rent shall be increased to the following amounts on the dates set forth below:

On (Fill in FRA Adjustment Date(s)):	The New Base Rent shall be:
______________________	$______________________
______________________	$______________________
______________________	$______________________
______________________	$______________________

B. *NOTICE:*
Unless specified otherwise herein, notice of any rental adjustments, other than Fixed Rental Adjustments, shall be made as specified in paragraph 23 of the Lease.

~~**C. BROKER'S FEE:**~~
~~The Brokers shall be paid a Brokerage Fee for each adjustment specified above in accordance with paragraph 15 of the Lease.~~

NOTE: These forms are often modified to meet changing requirements of law and needs of the industry. Always write or call to make sure you are utilizing the most current form: AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION, 700 S. Flower Street, Suite 600, Los Angeles, Calif. 90017

Initials: __________
____

Initials: __________
____

EXHIBIT "A"

SITE PLAN

SITE PLAN
FOR CARLSBAD GATEWAY CENTER
CARLSBAD, CA 92008

MVA
ARCHITECTS

SP



EXHIBIT "B"

RETAIL BUILDING SIGN CRITERIA
CARLSBAD GATEWAY CENTER

(A) General Requirements: Miscellaneous Notes

1. Lessee shall submit or cause to be submitted, to the owner for approval before fabrication, at least four copies of detailed drawings indicating the location, size, layout, materials, lighting method, design and color of each proposed sign, including all lettering and/or graphics.

2. All permits for signs and their installation shall be obtained by the Lessee or his/her representatives.

3. The Lessee shall pay for all signs, their installation (including all labor and materials) and maintenance.

4. Location of all signs shall be per the design criteria set forth herein.

5. One "sign space" shall be allowed for each Lessee (except as otherwise approved in writing). The Lessee shall verify his/her sign location and size with the owner prior to fabrication.

6. The provisions of this exhibit, except as otherwise expressly provided herein, shall not be applicable to the identification signs of occupancies designated by the owner as major or "special" Lessees that may be located in the center, it being understood and agreed that these occupants may have their usual sign on similar buildings operated by them in California, provided that such sign is not a rooftop sign that flashes, moves or is audible, and further provided such sign is architecturally compatible and has been approved by the owner.

(B) General Sign Specifications

1. Each Lessee shall have one required identification sign.

2. Lessee's sign shall consist of individual illuminated or non-illuminated letters affixed directly to the building fascia.

3. Illuminated signs are to be comprised of individual reverse enamel fabricated plexiglass letters with low voltage "halo" illuminated.

4. Non-illuminated signs are to be comprised of individual reverse enamel fabricated plexiglass letters.

5. All letters shall have painted finish to match Duranodic # 313. Paint shall be lacryl manufactured by Spraylat # 20-55 or equal.

6. The "copy", letter style and logo shall be submitted to the owner for written approval prior to fabrication.

7. No more than two rows of letters are permitted.

8. Lessees shall display only their established trade name or their basic production name or combination thereof.

9. All penetrations of the building structure required for sign installation shall be sealed in a watertight condition and shall be patched to match adjacent finish when removal takes place.

(C) Design Criteria

1. All signs shall be subject to the approval of the owner.

2. Wording of signs shall not include the product sold except as part of Lessee's trade name or insignia.

3. The maximum vertical dimension for two rows of letters shall be 14".

4. Signs shall be located on the building fascia and/or door within the sign area prescribed by the owner.

5. Signs shall be centered vertically. The maximum vertical dimensions of the "net sign area" shall not exceed 8'.

6. The maximum vertical dimension for individual letters shall be 14".

7. Letters shall be centered horizontally on the lower band between the vertical column lines. Minimum clearance between the sign and the column lines shall be 36" or a total of 26 lineal feet.

(D) Construction Requirements

1. All letters shall be installed utilizing aluminum 10-24. No visible clips or fasteners shall be permitted.

2. All penetrations of the building structure required for sign installation shall be neatly sealed in a watertight condition, free of light leaks.

3. No labels will be permitted on the exposed surface of the sign except those required by local ordinance which shall be applied in an inconspicuous location.

4. Sign contractor shall repair any damage to any work caused by his work.

5. Lessee shall be fully responsible for the operations of Lessee's sign contractors.

(E) Letter Specifications

1. Illuminated Signs

(a) Illuminated signs shall consist of individual reverse enamel fabricated plexiglass letters with low voltage "halo" illumination.

(b) Letters shall be fabricated of 1/8" thick acrylic plastic. Thermal-formed or vacuum-formed letters shall not be allowed. The use of trimcap is also prohibited.

(c) Illumination shall be achieved by use of 12 volt low voltage aircraft instrumentation lamps mounted, wired, and scaled in "parallel" on a flexible U.L. rated ribbon. Lamps shall have a "military spec" life rating of not less than 60,000 hours. Transformers shall be class 2 U.L. rated 12-volt transformers.

(d) Lamp spacing shall not exceed 1½" on center and shall be laid out and positioned accordingly to achieve a uniform and balanced halo of light around the perimeter of each letter. Intensity of illumination shall be equal throughout the entire sign and shall be equal to the other signs within the center.

(e) Lamps shall be completely hidden from view, even when viewed from extreme oblique angles.

(f) All letters shall have an edge or return depth of 11/8" and shall be pegged off the wall 3/8 of an inch.

2. Non-Illuminated Signs

(a) Non-illuminated signs shall consist of individual reverse enamel fabricated plexiglass letters.

(b) Letter shall be fabricated 1/8" thick acrylic plastic. Thermal-formed and vacuum-formed letters shall not be allowed. The use of trimcap is prohibited.

(c) All letters shall have an edge or return depth of 11/8" and shall be pegged off the wall 3/8 of an inch.

(F) Prohibited Signs

1. Signs Constituting a Traffic Hazard: No person shall install or maintain or cause to be installed or maintained any sign which stimulates or imitates in size, color, lettering or design any traffic sign or signal, or which makes use of the words "STOP", "LOOK", "DANGER", or any other words, phrases, symbols or characters in such manner to interfere with, mislead or confuse traffic.

2. Immoral or Unlawful Advertising: It shall be unlawful for any person to exhibit, post or display or cause to be exhibited, posted or displayed upon any sign, anything of an obscene, indecent, or immoral nature or unlawful activity.

3. Signs on Doors, Windows or Fire Escape: No window signs will be permitted except as noted herein. No sign shall be installed, relocated, or maintained so as to prevent free ingress to or egress from any door.

4. Animated, Audible or Moving Signs: Signs consisting of any moving, swinging, rotating, flashing, blinking, scintillating, fluctuating or otherwise animated light are prohibited, except for time and temperature displays.

5. Off-Premise Signs: Any signs, other than a directional sign, installed for the purpose of advertising a project, event, person or subject not related to the premises upon which said sign is located, is prohibited.

6. Vehicle Signs: Signs on or affixed to trucks, automobiles, trailers or other vehicles which advertise, identify, or provide directions to a use or activity not related to its lawful making of deliveries' of sales or merchandise or rendering of services from such vehicles, is prohibited.

EXHIBIT "C"

LESSEE'S ACCEPTANCE LETTER

[Letterhead of Lessee]

Date: ____________________

Brookwood Carlsbad Realty Investors, LLC
c/o The Muller Company
5650 El Camino Real Ste 125
Carlsbad CA 92008
Attention: Tom Brown

Re: Industrial Lease (the "Lease") dated April 15, 2003 between Brookwood Carlsbad Realty Investors, LLC ("Lessor") and SOUTHWEST COMMUNITY BANK, A CALIFORNIA CORPORATION
Premises: 5611 Palmer Way Ste G
Carlsbad CA 92008

The undersigned, as Lessee, hereby confirms as of this ______ day of __________, 2003, the following:

1. Lessee has accepted possession of the Premises on __________, 2003 and is currently occupying same.

2. The term of the Lease commenced on the 1st day of September, 2003 and shall expire August 31, 2008.

3. The obligation to commence the payment of Base Rent commenced or will commence on September 1, 2003 and the obligation to commence the payment of Lessee's Share of Operating Expenses, Taxes and Insurance commenced or will commence on September 1, 2003.

4. As of the date hereof, Lessor has fulfilled all of its obligations under the Lease.

5. The Lease is in full force and effect and has not been modified, altered, or amended, except pursuant to any instruments described above.

6. That there are no offsets or credits against rent or additional rent, nor has any rent or additional rent been prepaid except as provided pursuant to the terms of the Lease.

7. Lessee has no notice of any prior assignment, hypothecation, or pledge of the Lease or any rents due under the Lease.

Very truly yours,

____

____

____

EXHIBIT "D"

RULES AND REGULATIONS

(1) Security. Lessor may from time to time adopt systems and procedures for the security or safety of the Industrial Center, any persons occupying, using or entering the same, or any equipment, furnishings or contents thereof, and Lessee shall comply with Lessor's reasonable requirements relating thereto.

(2) Return of Keys. At the end of the Term, Lessee shall promptly return to Lessor all keys for the Building and Premises which are in the possession of Lessee.

(3) Window Coverings. Lessee shall observe Lessor's rules with respect to the Building maintaining a uniform exterior appearance, and shall not install deflective film, window shades, screens, drapes, covers or other materials on or at any window in the Premises without Lessor's prior written consent.

(4) Repair, Maintenance, Alterations and Improvements. Lessee shall perform Lessee's repair, maintenance, alterations and improvements at the Premises and in a manner which will not interfere with the rights of other tenants in the Industrial Center.

(5) Water Fixtures. Lessee shall not use water closets or water fixtures for any purposes for which they are not intended. Lessee shall pay any cost incurred as a result of any misuse of water closets or fixtures by Lessee.

(6) Antennas and Aerials. No antenna or aerial shall be erected on the roof or exterior walls of the Building without the prior written consent of Lessor. Notwithstanding that Lessor consents, Lessor reserves the right to assess a reasonable charge for such use which shall be paid monthly as Additional Rent. Any antenna or aerial so installed without prior consent shall be subject to removal without notice at any time, and Lessee shall bear all costs of removal and any repairs necessitated by virtue of its attachment to the Building.

(7) Personal Use of Premises. The Premises shall not be used or permitted to be used for residential lodging or sleeping purposes.

(8) Deliveries. Lessee shall insure that deliveries of materials and supplies to the Premises are made through such entrances, elevators and corridors and in a manner so as to not interfere with other tenants. Lessee shall promptly pay or cause to be paid to Lessor the cost of repairing any damage in or to the Industrial Center caused by any person making such deliveries.

(9) Solicitations. Lessor reserves the right to restrict or prohibit canvassing, soliciting or peddling in the Industrial Center.

(10) Refuse. Lessee shall place all refuse in proper receptacles contracted for by Lessor at its expense at the Premises within the appropriate trash enclosures (if any) provided by Lessor for the Industrial Center, and shall not place such refuse in the Common Areas of the Industrial Center.

(11) Dangerous or Immoral Activities. Lessee shall not make any use of the Premises which involves any danger of injury to any person, nor shall the same be used for any immoral purpose.

(12) Proper Conduct. Lessee shall not conduct itself in any manner which is inconsistent with the character of the Building as a first quality building or which will impair the comfort and convenience of other tenants in the Industrial Center.

(13) Employees, Agents and Invitees. In these Rules and Regulations, "Lessee" includes the employees, contractors, agents, invitees and licensees of Lessee and others permitted by Lessee to use or occupy the Premises.

(14) Extermination. If the Premises shall become infested with vermin, Lessee, at its expense, shall cause the same to be exterminated as may be required by contractors approved by Lessor.

(15) Reserved.

(16) Outside Storage. In no event shall Lessee be permitted to store any materials, supplies or equipment in any areas outside the Building.

(17) Noise. No loud speakers, televisions, phonographs, radios, or other devices shall be used in a manner so as to be heard or seen outside of the Premises without the prior written consent of the Lessor.

(18) Locks. No additional locks or bolts of any kind shall be placed upon any of the doors or windows by Lessee, nor shall any changes be made in existing locks or the mechanisms thereof, without Lessor's approval. Lessee shall upon the termination of Lessee's tenancy return to Lessor all keys to stores, offices and toilet rooms either furnished to or otherwise procured by Lessee, and in the event of the loss of any keys so furnished, Lessee shall pay to Lessor the cost thereof.

(19) Window Shades. Lessee will not install blinds, shades, awnings or other forms of inside or outside window coverings, or window ventilators or similar devices without the prior written consent of Lessor.

(20) Installation of Floor Coverings. Lessee shall not lay vinyl asbestos tile or other similar floor covering so that the same shall be affixed to the floor of the Premises in any manner except by a paste, or other material, which may easily be removed with water, the use of cement or other similar adhesive materials being expressly prohibited. The method of affixing any such vinyl asbestos tile or other similar floor covering to the floor, as well as the method of affixing carpets or rugs to the Premises, shall be subject to approval by Lessor. The expense of repairing any damage resulting from a violation of this rule, shall be borne by such Lessee by whom, or by whose agents, clerks, employees, or visitors, the damage shall have been caused.

(21) Requirements of Lessee. The requirements of Lessee will be attended to only upon application at the office of Lessor. Lessor's employees shall not perform any work nor do anything outside of their regular duties unless under special instructions from the office, and shall not admit any persons (Lessee or otherwise) to any office without instructions from the office of Lessor.

(22) Amendments to Rules. Lessor reserves the right from time to time to amend or supplement the foregoing rules and regulations, and to adopt and promulgate additional reasonable rules and regulations applicable to the Premises. Notice of such rules and regulations and amendments and supplements thereto, if any, shall be given to the Lessee.

Xerox Document Centre 425 ST
Network Scanning Confirmation Report



Job Status: Success
Job Status Details: Network Scanning Job Completed

Job Information

Device Name:	XRXEYF021537
Date:	09/17/2003
Time:	01:51:14

Scan Settings

Status

Pages Scanned:	26
Results:	Completed

Basic

Original Type:	Auto
Auto Exposure:	Off
Lighten/Darken:	Normal
Sides Imaged:	One Sided
Resolution:	300 x 300
Sharpness:	Normal

Image Size

Original Size:	Auto Detect
Stored Size:	Same as Original

Reduce/Enlarge

Aspect Ratio:	Normal

Edge/Border Erase

Erase:	Border: 0.00"

Copy Settings

Print Local Copy:	0

Fax Settings

Status

Results:	Fax Service Not Requested

Time

Immediate/Delayed:

Destination

Phone Number(s):

Template Information

Name:	@LisaUnde.xst
Description:	
Owner:	

File Settings

Status

Pages Filed:	26
Results:	Network Scanning Job Completed

Login

Protocol:	FTP over TCP/IP
Server/Host:	192.168.1.118
NDS Tree:	
NDS Context:	
Login Name:	scan_xerox

Destination

Volume:	
Path:	/xerox/cw_scan/data/users/LisaUnde
Folder:	multitenantlease
Files Stored:	multitenantlease.pdf

Attributes

If File Already Exists:	Rename New File





AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION

STANDARD INDUSTRIAL/COMMERCIAL SINGLE-TENANT LEASE – NET

(DO NOT USE THIS FORM FOR MULTI-TENANT BUILDINGS)

1. **Basic Provisions ("Basic Provisions")**

1.1 **Parties:** This Lease ("Lease"), dated for reference purposes only July 9, 98, is made by and between Monarch Bay Company ("Lessor") and ~~[struck-out text]~~ FINANCIAL DATA SOLUTIONS, INC., a California Corporation ("Lessee"), (collectively the "**Parties**," or individually a "**Party**").

1.2 **Premises:** That certain real property, including all improvements therein or to be provided by Lessor under the terms of this Lease, and commonly known as 41188 Sandalwood Circle Murrietta located in the County of Riverside, State of California, and generally described as (describe briefly the nature of the property and, if applicable, the "**Project**", if the property is located within a Project) Freestanding industrial building totaling approximately ±8,667 square feet (See attached Exhibit A site plan) ("**Premises**"). (See also Paragraph 2)

1.3 **Term:** 10 years and 0 months ("**Original Term**") commencing November 1, 1998 ("**Commencement Date**") and ending October 30, 2008 ("**Expiration Date**"). (See also Paragraph 3)

1.4 **Early Possession:** *See Addendum ("**Early Possession Date**"). (See also Paragraphs 3.2 and 3.3)

1.5 **Base Rent:** $4680.18 per month ("**Base Rent**"), payable on the 1st day of each month commencing November 1 (See also Paragraph 4)

☒ *If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted.*

1.6 **Base Rent Paid Upon Execution:** $6362.35 as Base Rent for the period first month's rent.

1.7 **Security Deposit:** $10,000 ("**Security Deposit**"). (See also Paragraph 5)

1.8 **Agreed Use:** Data processing Center and related uses. (See also Paragraph 6)

1.9 **Insuring Party.** Lessor is the "**Insuring Party**" unless otherwise stated herein. (See also Paragraph 8)

1.10 **Real Estate Brokers:** (See also Paragraph 15)

(a) ***Representation:*** *The following real estate brokers (collectively, the "**Brokers**") and brokerage relationships exist in this transaction (check applicable boxes):*

☒ Grubb & Ellis represents Lessor exclusively ("**Lessor's Broker**");

☒ O'Malley Commercial represents Lessee exclusively ("**Lessee's Broker**"); or

☐ ________ represents both Lessor and Lessee ("**Dual Agency**").

(b) **Payment to Brokers:** Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Broker the fee agreed to in their separate written agreement (or if there is no such agreement, the sum of * % of the total Base Rent for the brokerage services rendered by said Broker). yr 1: 7%, yr 2: 7%, yr 3: 6%, yr 4: 5%, yr 5: 5%, yrs 6-10: 4%

1.11 ***Guarantor.*** *The obligations of the Lessee under this Lease are to be guaranteed by* N/A ("**Guarantor**"). (See also Paragraph 37)

1.12 **Addenda and Exhibits.** Attached hereto is an Addendum or Addenda consisting of *Paragraphs 50 through 53 and Exhibits "A" site plan; "A1-A2" tenant improvements; all of which constitute a part of this Lease. Rent adjustments; *Sections 1.4, 12.1(a), 12.1(b), and

2. **Premises.**

2.1 **Letting.** Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the Premises, for the term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Unless otherwise provided herein, any statement of size set forth in this Lease, or that may have been used in calculating rental, is an approximation which the Parties agree is reasonable and the rental based thereon is not subject to revision whether or not the actual size is more or less.

2.2 **Condition.** Lessor shall deliver the Premises to Lessee broom clean and free of debris on the Commencement Date or the Early Possession Date, whichever first occurs ("**Start Date**"), and, so long as the required service contracts described in Paragraph 7.1(b) below are obtained by Lessee within thirty (30) days following the Start Date, warrants that the existing electrical, plumbing, fire sprinkler, lighting, heating, ventilating and air conditioning systems ("**HVAC**"), loading doors, if any, and all other such elements in the Premises, other than those constructed by Lessee, shall be in good operating condition on said date and that the structural elements of the roof, bearing walls and foundation of any buildings on the Premises (the "**Building**") shall be free of material defects. If a non-compliance with said warranty exists as of the Start Date, Lessor shall, as Lessor's sole obligation with respect to such matter, except as otherwise provided in this Lease, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, rectify same at Lessor's expense. If, after the Start Date, Lessee does not give Lessor written notice of any non-compliance with this warranty within: (i) one year as to the surface of the roof and the structural portions of the roof, foundations and bearing walls, (ii) six (6) months as to the HVAC systems, (iii) thirty (30) days as to the remaining systems and other elements of the Building, correction of such non-compliance shall be the obligation of Lessee at Lessee's sole cost and expense.

2.3 **Compliance.** Lessor warrants that the improvements on the Premises comply with all applicable laws, covenants or restrictions of record, building codes, regulations and ordinances ("**Applicable Requirements**") in effect on the Start Date. Said warranty does not apply to the use to which Lessee will put the Premises or to any Alterations or Utility Installations (as defined in Paragraph 7.3(a)) made or to be made by Lessee. NOTE: Lessee is responsible for determining whether or not the zoning is appropriate for Lessee's intended use, and acknowledges that past uses of the Premises may no longer be allowed. If the Premises do not comply with said warranty, Lessor shall, except as otherwise provided, promptly after receipt of written notice from Lessee setting forth with specificity the nature and extent of such non-compliance, rectify the same at Lessor's expense. If Lessee does not give Lessor written notice of a non-compliance with this warranty within six (6) months following the Start Date, correction of that non-compliance shall be the obligation of Lessee at Lessee's sole cost and expense. If the Applicable Requirements are hereafter changed (as opposed to being in existence at the Start Date, which is addressed in Paragraph 6.2(e) below) so as to require during the term of this Lease the construction of an addition to or an alteration of the Building, the remediation of any Hazardous Substance, or the reinforcement or other physical modification of the Building ("**Capital Expenditure**"), Lessor and Lessee shall allocate the cost of such work as follows:

Initials ______

(a) Subject to Paragraph 2.3(c) below, if such Capital Expenditures are required as a result of the specific and unique use of the Premises by Lessee as compared with uses by tenants in general, Lessee shall be fully responsible for the cost thereof, provided, however that if such Capital Expenditure is required during the last two (2) years of this Lease and the cost thereof exceeds six (6) months' Base Rent, Lessee may instead terminate this Lease unless Lessor notifies Lessee, in writing, within ten (10) days after receipt of Lessee's termination notice that Lessor has elected to pay the difference between the actual cost thereof and the amount equal to six (6) months' Base Rent. If Lessee elects termination, Lessee shall immediately cease the use of the Premises which requires such Capital Expenditure and deliver to Lessor written notice specifying a termination date at least ninety (90) days thereafter. Such termination date shall, however, in no event be earlier than the last day that Lessee could legally utilize the Premises without commencing such Capital Expenditure.

(b) If such Capital Expenditure is not the result of the specific and unique use of the Premises by Lessee (such as, governmentally mandated seismic modifications), then Lessor ~~and Lessee~~ shall ~~allocate the obligation to~~ pay for such costs. ~~pursuant to the provisions of Paragraph 7.1(c); provided, however, that if such Capital Expenditure is required during the last two years of this Lease or if Lessor reasonably determines that it is not economically feasible to pay its share thereof, Lessor shall have the option to terminate this Lease upon ninety (90) days prior written notice to Lessee unless Lessee notifies Lessor, in writing, within ten (10) days after receipt of Lessor's termination notice that Lessee will pay for such Capital Expenditure. If Lessor does not elect to terminate, and fails to tender its share of any such Capital Expenditure, Lessee may advance such funds and deduct same, with Interest, from Rent until Lessor's share of such costs have been fully paid. If Lessee is unable to finance Lessor's share, or if the balance of the Rent due and payable for the remainder of this Lease is not sufficient to fully reimburse Lessee on an offset basis, Lessee shall have the right to terminate this Lease upon thirty (30) days written notice to Lessor.~~

(c) Notwithstanding the above, the provisions concerning Capital Expenditures are intended to apply only to non-voluntary, unexpected, and new Applicable Requirements. If the Capital Expenditures are instead triggered by Lessee as a result of an actual or proposed change in use, change in intensity of use, or modification to the Premises then, and in that event, Lessee shall be fully responsible for the cost thereof, and Lessee shall not have any right to terminate this Lease.

2.4 **Acknowledgements.** Lessee acknowledges that: (a) it has been advised by Lessor and/or Brokers to satisfy itself with respect to the condition of the Premises (including but not limited to the electrical, HVAC and fire sprinkler systems, security, environmental aspects, and compliance with Applicable Requirements), and their suitability for Lessee's intended use, (b) Lessee has made such investigation as it deems necessary with reference to such matters and assumes all responsibility therefor as the same relate to its occupancy of the Premises, and (c) neither Lessor, Lessor's agents, nor any Broker has made any oral or written representations or warranties with respect to said matters other than as set forth in this Lease. In addition, Lessor acknowledges that: (a) Broker has made no representations, promises or warranties concerning Lessee's ability to honor the Lease or suitability to occupy the Premises, and (b) it is Lessor's sole responsibility to investigate the financial capability and/or suitability of all proposed tenants.

2.5 **Lessee as Prior Owner/Occupant.** The warranties made by Lessor in Paragraph 2 shall be of no force or effect if immediately prior to the Start Date Lessee was the owner or occupant of the Premises. In such event, Lessee shall be responsible for any necessary corrective work.

3. Term.

3.1 **Term.** The Commencement Date, Expiration Date and Original Term of this Lease are as specified in Paragraph 1.3.

3.2 **Early Possession.** If Lessee totally or partially occupies the Premises prior to the Commencement Date, the obligation to pay Base Rent shall be abated for the period of such early possession. All other terms of this Lease (including but not limited to the obligations to pay Real Property Taxes and insurance premiums and to maintain the Premises) shall, however, be in effect during such period. Any such early possession shall not affect the Expiration Date.

3.3 **Delay In Possession.** Lessor agrees to use its best commercially reasonable efforts to deliver possession of the Premises to Lessee by the Commencement Date. If, despite said efforts, Lessor is unable to deliver possession as agreed, Lessor shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease. Lessee shall not, however, be obligated to pay Rent or perform its other obligations until it receives possession of the Premises. If possession is not delivered within sixty (60) days after the Commencement Date, Lessee may, at its option, by notice in writing within ten (10) days after the end of such sixty (60) day period, cancel this Lease, in which event the Parties shall be discharged from all obligations hereunder. If such written notice is not received by Lessor within said ten (10) day period, Lessee's right to cancel shall terminate. Except as otherwise provided, if possession is not tendered to Lessee by the Start Date and Lessee does not terminate this Lease, as aforesaid, any period of rent abatement that Lessee would otherwise have enjoyed shall run from the date of delivery of possession and continue for a period equal to what Lessee would otherwise have enjoyed under the terms hereof, but minus any days of delay caused by the acts or omissions of Lessee. If possession of the Premises is not delivered within four (4) months after the Commencement Date, this Lease shall terminate unless other agreements are reached between Lessor and Lessee, in writing.

3.4 **Lessee Compliance.** Lessor shall not be required to tender possession of the Premises to Lessee until Lessee complies with its obligation to provide evidence of insurance (Paragraph 8.5). Pending delivery of such evidence, Lessee shall be required to perform all of its obligations under this Lease from and after the Start Date, including the payment of Rent, notwithstanding Lessor's election to withhold possession pending receipt of such evidence of insurance. Further, if Lessee is required to perform any other conditions prior to or concurrent with the Start Date, the Start Date shall occur but Lessor may elect to withhold possession until such conditions are satisfied.

4. Rent.

4.1. **Rent Defined.** All monetary obligations of Lessee to Lessor under the terms of this Lease (except for the Security Deposit) are deemed to be rent (**"Rent"**).

4.2 **Payment.** Lessee shall cause payment of Rent to be received by Lessor in lawful money of the United States, without offset or deduction (except as specifically permitted in this Lease), on or before the day on which it is due. Rent for any period during the term hereof which is for less than one (1) full calendar month shall be prorated based upon the actual number of days of said month. Payment of Rent shall be made to Lessor at its address stated herein or to such other persons or place as Lessor may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Lessor's rights to the balance of such Rent, regardless of Lessor's endorsement of any check so stating.

5. Security Deposit. Lessee shall deposit with Lessor upon execution hereof the Security Deposit as security for Lessee's faithful performance of its obligations under this Lease. If Lessee fails to pay Rent, or otherwise Defaults under this Lease, Lessor may use, apply or retain all or any portion of said Security Deposit for the payment of any amount due Lessor or to reimburse or compensate Lessor for any liability, expense, loss or damage which Lessor may suffer or incur by reason thereof. If Lessor uses or applies all or any portion of said Security Deposit, Lessee shall within ten (10) days after written request therefor deposit monies with Lessor sufficient to restore said Security Deposit to the full amount required by this Lease. If the Base Rent increases during the term of this Lease, Lessee shall, upon written request from Lessor, deposit additional moneys with Lessor so that the total amount of the Security Deposit shall at all times bear the same proportion to the increased Base Rent as the initial Security Deposit bore to the initial Base Rent. Should the Agreed Use be amended to accommodate a material change in the business of Lessee or to accommodate a sublessee or assignee, Lessor shall have the right to increase the Security Deposit to the extent necessary, in Lessor's reasonable judgment, to account for any increased wear and tear that the Premises may suffer as a result thereof. If a change in control of Lessee occurs during this Lease and following such change the financial condition of Lessee is, in Lessor's reasonable judgment, significantly reduced, Lessee shall deposit such additional monies with Lessor as shall be sufficient to cause the Security Deposit to be at a commercially reasonable level based on said change in financial condition. Lessor shall not be required to keep the Security Deposit separate from its general accounts. Within fourteen (14) days after the expiration or termination of this Lease, if Lessor elects to apply the Security Deposit only to unpaid Rent, and otherwise within thirty (30) days after the Premises have been vacated pursuant to Paragraph 7.4(c) below, Lessor shall return that portion of the Security Deposit not used or applied by Lessor. No part of the Security Deposit shall be considered to be held in trust, to bear interest or to be prepayment for any monies to be paid by Lessee under this Lease.

6. Use.

6.1 **Use.** Lessee shall use and occupy the Premises only for the Agreed Use, or any other legal use which is reasonably comparable thereto, and for no other purpose. Lessee shall not use or permit the use of the Premises in a manner that is unlawful, creates damage, waste or a nuisance, or that disturbs owners and/or occupants of, or causes damage to neighboring properties. Lessor shall not unreasonably withhold or delay its consent to any written request for a modification of the Agreed Use, so long as the same will not impair the structural integrity of the improvements on the Premises or the mechanical or electrical systems therein, is not significantly more burdensome to the Premises. If Lessor elects to withhold consent, Lessor shall within five (5) business days after such request give written notification of same, which notice shall include an explanation of Lessor's objections to the change in use.

6.2 **Hazardous Substances.**

(a) **Reportable Uses Require Consent.** The term "**Hazardous Substance**" as used in this Lease shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment or the Premises, (ii) regulated or monitored by any governmental authority, or (iii) a basis for potential liability of Lessor to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substances shall include, but not be limited to, hydrocarbons, petroleum, gasoline, and/or crude oil or any products, by-products or fractions thereof. Lessee shall not engage in any activity in or on the Premises which constitutes a Reportable Use of Hazardous Substances without the express prior written consent of Lessor and timely compliance (at Lessee's expense) with all Applicable Requirements. "**Reportable Use**" shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use, transportation, or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (iii) the presence at the Premises of a Hazardous Substance with respect to which any Applicable Requirements requires that a notice be given to persons entering or occupying the Premises or neighboring properties. Notwithstanding the foregoing, Lessee may use any ordinary and customary materials reasonably required to be used in the normal course of the Agreed Use, so long as such use is in compliance with all Applicable Requirements, is not a Reportable Use, and does not expose the Premises or neighboring property to any meaningful risk of contamination or damage or expose Lessor to any liability therefor. In addition, Lessor may condition its consent to any Reportable Use upon receiving such additional assurances as Lessor reasonably deems necessary to protect itself, the public, the Premises and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before Lease expiration or termination) of protective modifications (such as concrete encasements) and/or increasing the Security Deposit.

(b) **Duty to Inform Lessor.** If Lessee knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Premises, other than as previously consented to by Lessor, Lessee shall immediately give written notice of such fact to Lessor, and provide Lessor with a copy of any report, notice, claim or other documentation which it has concerning the presence of such Hazardous Substance.

(c) **Lessee Remediation.** Lessee shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises (including through the plumbing or sanitary sewer system) and shall promptly, at Lessee's expense, take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises or neighboring properties, that was caused or materially contributed to by Lessee, or pertaining to or involving any Hazardous Substance brought onto the Premises during the term of this Lease, by or for Lessee, or any third party.

(d) **Lessee Indemnification.** Lessee shall indemnify, defend and hold Lessor, its agents, employees, lenders and ground lessor, if any, harmless from and against any and all loss of rents and/or damages, liabilities, judgments, claims, expenses, penalties, and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Premises by or for Lessee, or any third party (provided, however, that Lessee shall have no liability under this Lease with respect to underground migration of any Hazardous Substance under the Premises from adjacent properties). Lessee's obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Lessee, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. **No termination, cancellation or release agreement entered into by Lessor and Lessee shall release Lessee from its obligations under this Lease with respect to Hazardous Substances, unless specifically so agreed by Lessor in writing at the time of such agreement.**

(e) **Lessor Indemnification.** Lessor and its successors and assigns shall indemnify, defend, reimburse and hold Lessee, its employees and lenders, harmless from and against any and all environmental damages, including the cost of remediation, which existed as a result of Hazardous Substances on the Premises prior to the Start Date or which are caused by the gross negligence or willful misconduct of Lessor, its agents or employees. Lessor's obligations, as and when required by the Applicable Requirements, shall include, but not be limited to, the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease.

(f) **Investigations and Remediations.** Lessor shall retain the responsibility and pay for any investigations or remediation measures required by governmental entities having jurisdiction with respect to the existence of Hazardous Substances on the Premises prior to the Start Date, unless such remediation measure is required as a result of Lessee's use (including "Alterations", as defined in paragraph 7.3(a) below) of the Premises, in which event Lessee shall be responsible for such payment. Lessee shall cooperate fully in any such activities at the request of Lessor, including allowing Lessor and Lessor's agents to have reasonable access to the Premises at reasonable times in order to carry out Lessor's investigative and remedial responsibilities.

(g) **Lessor Termination Option.** If a Hazardous Substance Condition occurs during the term of this Lease, unless Lessee is legally responsible therefor (in which case Lessee shall make the investigation and remediation thereof required by the Applicable Requirements and this Lease shall continue in full force and effect, but subject to Lessor's rights under Paragraph 6.2(d) and Paragraph 13), Lessor may, at Lessor's option, either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to remediate such condition exceeds twelve (12) times the then monthly Base Rent or $100,000, whichever is greater, give written notice to Lessee, within thirty (30) days after receipt by Lessor of knowledge of the occurrence of such Hazardous Substance Condition, of Lessor's desire to terminate this Lease as of the date sixty (60) days following the date of such notice. In the event Lessor elects to give a termination notice, Lessee may, within ten (10) days thereafter, give written notice to Lessor of Lessee's commitment to pay the amount by which the cost of the remediation of such Hazardous Substance Condition exceeds an amount equal to twelve (12) times the then monthly Base Rent or $100,000, whichever is greater. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within thirty (30) days following such commitment. In such event, this Lease shall continue in full force and effect, and Lessor shall proceed to make such remediation as soon as reasonably possible after the required funds are available. If Lessee does not give such notice and provide the required funds or assurance thereof within the time provided, this Lease shall terminate as of the date specified in Lessor's notice of termination.

6.3 **Lessee's Compliance with Applicable Requirements.** Except as otherwise provided in this Lease, Lessee shall, at Lessee's sole expense, fully, diligently and in a timely manner, materially comply with all Applicable Requirements, the requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Lessor's engineers and/or consultants which relate in any manner to the Premises, without regard to whether said requirements are now in effect or become effective after the Start Date. Lessee shall, within ten (10) days after receipt of Lessor's written request, provide Lessor with copies of all permits and other documents, and other information evidencing Lessee's compliance with any Applicable Requirements specified by Lessor, and shall immediately upon receipt, notify Lessor in writing (with copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Lessee or the Premises to comply with any Applicable Requirements.

6.4 **Inspection; Compliance.** Lessor and Lessor's "Lender" (as defined in Paragraph 30 below) and consultants shall have the right to enter into Premises at any time, in the case of an emergency, and otherwise at reasonable times, for the purpose of inspecting the condition of the Premises and for verifying compliance by Lessee with this Lease. The cost of any such inspections shall be paid by Lessor, unless a violation of Applicable Requirements, or a contamination is found to exist or be imminent, or the inspection is requested or ordered by a governmental authority. In such case, Lessee shall upon request reimburse Lessor for the cost of such inspections, so long as such inspection is reasonably related to the violation or contamination.

7. **Maintenance; Repairs, Utility Installations; Trade Fixtures and Alterations.**

7.1 **Lessee's Obligations.**

(a) **In General.** Subject to the provisions of Paragraph 2.2 (Condition), 2.3 (Compliance), 6.3 (Lessee's Compliance with Applicable Requirements), 7.2 (Lessor's Obligations), 9 (Damage or Destruction), and 14 (Condemnation), Lessee shall, at Lessee's sole expense, keep the Premises, Utility Installations, and Alterations in good order, condition and repair (whether or not the portion of the Premises requiring repairs, or the means of repairing the same, are reasonably or readily accessible to Lessee, and whether or not the need for such repairs occurs as a result of Lessee's use, any prior use, the elements or the age of such portion of the Premises), including, but not limited to, all equipment or facilities, such as plumbing, heating, ventilating, air-conditioning, electrical, lighting facilities, boilers, pressure vessels, fire protection system, fixtures, walls (interior and exterior), foundations, ceilings, roofs, floors, windows, doors, plate glass, skylights, landscaping, driveways, parking lots, fences, retaining walls, signs, sidewalks and parkways located in, on, or adjacent to the Premises. Lessee, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices, specifically including the procurement and maintenance of the service contracts required by Paragraph 7.1(b) below. Lessee's obligations shall include restorations, replacements or renewals when necessary to keep the Premises and all improvements thereon or a part thereof in good order, condition and state of repair. Lessee shall, during the term of this Lease, keep the exterior appearance of the Building in a first-class condition consistent with the exterior appearance of other similar facilities of comparable age and size in the vicinity, including, when necessary, the exterior repainting of the Building.

(b) **Service Contracts.** Lessee shall, at Lessee's sole expense, procure and maintain contracts, with copies to Lessor, in customary form and substance for, and with contractors specializing and experienced in the maintenance of the following equipment and improvements, if any, if and when installed on the Premises: (i) HVAC equipment, (ii) boiler, and pressure vessels, (iii) fire extinguishing systems, including fire alarm and/or smoke detection, (iv) landscaping and irrigation systems, (v) roof covering and drains, (vi) driveways and parking lots, (vii) clarifiers (viii) basic utility feed to the perimeter of the Building, and (ix) any other equipment, if reasonably required by Lessor.

(c) **Replacement.** Subject to Lessee's indemnification of Lessor as set forth in Paragraph 8.7 below, and without relieving Lessee of liability resulting from Lessee's failure to exercise and perform good maintenance practices, if the Basic Elements described in Paragraph 7.1(b) cannot be repaired other than at a cost which is in excess of 50% of the cost of replacing such Basic Elements, then such Basic Elements shall be replaced by Lessor, and the cost thereof shall be prorated between the Parties and Lessee shall only be obligated to pay, each month during the remainder of the term of this Lease, on the date on which Base Rent is due, an amount equal to the product of multiplying the cost of such replacement by a fraction, the numerator of which is one, and the denominator of which is the number of months of the useful life of such replacement as such useful life is specified pursuant to Federal income tax regulations or guidelines for depreciation thereof (including interest on the unamortized balance as is then commercially reasonable in the judgment of Lessor's accountants), with Lessee reserving the right to prepay its obligation at any time.

7.2 **Lessor's Obligations.** Subject to the provisions of Paragraphs 2.2 (Condition), 2.3 (Compliance), 9 (Damage or Destruction) and 14 (Condemnation), it is intended by the Parties hereto that Lessor have no obligation, in any manner whatsoever, to repair and maintain the Premises, or the equipment therein, all of which obligations are intended to be that of the Lessee. It is the intention of the Parties that the terms of this Lease govern the respective obligations of the Parties as to maintenance and repair of the Premises, and they expressly waive the benefit of any statute now or hereafter in effect to the extent it is inconsistent with the terms of this Lease.

7.3 **Utility Installations; Trade Fixtures; Alterations.**

(a) **Definitions; Consent Required.** The term "**Utility Installations**" refers to all floor and window coverings, air lines, power panels, electrical distribution, security and fire protection systems, communication systems, lighting fixtures, HVAC equipment, plumbing, and fencing in or on the Premises. The term "**Trade Fixtures**" shall mean Lessee's machinery and equipment that can be removed without doing material damage to the Premises. The term "**Alterations**" shall mean any modification of the improvements, other than Utility Installations or Trade Fixtures, whether by addition or deletion. "**Lessee Owned Alterations and/or Utility Installations**" are defined as Alterations and/or Utility Installations made by Lessee that are not yet owned by Lessor pursuant to Paragraph 7.4(a). Lessee shall not make any Alterations or Utility Installations to the Premises without Lessor's prior written consent. Lessee may, however, make non-structural Utility Installations to the interior of the Premises (excluding the roof) without such consent but upon notice to Lessor, as long as they are not visible from the outside, do not involve puncturing, relocating or removing the roof or any existing walls, and the cumulative cost thereof during this Lease as extended does not exceed $50,000 in the aggregate or $10,000 in any one year.

(b) **Consent.** Any Alterations or Utility Installations that Lessee shall desire to make and which require the consent of the Lessor shall be presented to Lessor in written form with detailed plans. Consent shall be deemed conditioned upon Lessee's: (i) acquiring all applicable governmental permits, (ii) furnishing Lessor with copies of both the permits and the plans and specifications prior to commencement of the work, and (iii) compliance with all conditions of said permits and other Applicable Requirements in a prompt and expeditious manner. Any Alterations or Utility Installations shall be performed in a workmanlike manner with good and sufficient materials. Lessee shall promptly upon completion furnish Lessor with as-built plans and specifications. For work which costs an amount equal to the greater of one month's Base Rent, or $10,000, Lessor may condition its consent upon Lessee providing a lien and completion bond in an amount equal to one and one-half times the estimated cost of such Alteration or Utility Installation and/or upon Lessee's posting an additional Security Deposit with Lessor.

(c) **Indemnification.** Lessee shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Lessee at or for use on the Premises, which claims are or may be secured by any mechanic's or materialmen's lien against the Premises or any interest therein. Lessee shall give Lessor not less than ten (10) days' notice prior to the commencement of any work in, on or about the Premises, and Lessor shall have the right to post notices of non-responsibility. If Lessee shall contest the validity of any such lien, claim or demand, then Lessee shall, at its sole expense defend and protect itself, Lessor and the Premises against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof. If Lessor shall require, Lessee shall furnish a surety bond in an amount equal to one and one-half times the amount of such contested lien, claim or demand, indemnifying Lessor against liability for the same. If Lessor elects to participate in any such action, Lessee shall pay Lessor's attorneys' fees and costs.

7.4 **Ownership; Removal; Surrender; and Restoration.**

(a) **Ownership.** Subject to Lessor's right to require removal or elect ownership as hereinafter provided, all Alterations and Utility Installations made by Lessee shall be the property of Lessee, but considered a part of the Premises. Lessor may, at any time, elect in writing to be the owner of all or any specified part of the Lessee Owned Alterations and Utility Installations. Unless otherwise instructed per Paragraph 7.4(b) hereof, all Lessee Owned Alterations and Utility Installations shall, at the expiration or termination of this Lease, become the property of Lessor and be surrendered by Lessee with the Premises.

(b) **Removal.** By delivery to Lessee of written notice from Lessor not earlier than ninety (90) and not later than thirty (30) days prior to the end of the term of this Lease, Lessor may require that any or all Lessee Owned Alterations or Utility Installations be removed by the expiration or termination of this Lease. Lessor may require the removal at any time of all or any part of any Lessee Owned Alterations or Utility Installations made without the required consent.

(c) **Surrender/Restoration.** Lessee shall surrender the Premises by the Expiration Date or any earlier termination date, with all of the improvements, parts and surfaces thereof broom clean and free of debris, and in good operating order, condition and state of repair, ordinary wear and tear excepted. "Ordinary wear and tear" shall not include any damage or deterioration that would have been prevented by good maintenance practice. Lessee shall repair any damage occasioned by the installation, maintenance or removal of Trade Fixtures, Lessee Owned Alterations and/or Utility Installations, furnishings, and equipment as well as the removal of any storage tank installed by or for Lessee, and the removal, replacement, or remediation of any soil, material or groundwater contaminated by Lessee. Trade Fixtures shall remain the property of Lessee and shall be removed by Lessee. The failure by Lessee to timely vacate the Premises pursuant to this Paragraph 7.4(c) without the express written consent of Lessor shall constitute a holdover under the provisions of Paragraph 26 below.

8. Insurance; Indemnity.

8.1 **Payment For Insurance.** Lessee shall pay for all insurance required under Paragraph 8 except to the extent of the cost attributable to liability insurance carried by Lessor under Paragraph 8.2(b) in excess of $2,000,000 per occurrence. Premiums for policy periods commencing prior to or extending beyond the Lease term shall be prorated to correspond to the Lease term. Payment shall be made by Lessee to Lessor within ten (10) days following receipt of an invoice.

8.2 **Liability Insurance.**

(a) **Carried by Lessee.** Lessee shall obtain and keep in force a Commercial General Liability Policy of Insurance protecting Lessee and Lessor against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be on an occurrence basis providing single limit coverage in an amount not less than $2,000,000 per occurrence with an "**Additional Insured-Managers or Lessors of Premises Endorsement**" and contain the "**Amendment of the Pollution Exclusion Endorsement**" for damage caused by heat, smoke or fumes from a hostile fire. The Policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Lease as an "insured contract" for the performance of Lessee's indemnity obligations under this Lease. The limits of said insurance shall not, however, limit the liability of Lessee nor relieve Lessee of any obligation hereunder. All insurance carried by Lessee shall be primary to and not contributory with any similar insurance carried by Lessor, whose insurance shall be considered excess insurance only.

(b) **Carried by Lessor.** Lessor shall maintain liability insurance as described in Paragraph 8.2(a), in addition to, and not in lieu of, the insurance required to be maintained by Lessee. Lessee shall not be named as an additional insured therein.

8.3 **Property Insurance – Building, Improvements and Rental Value.**

(a) **Building and Improvements.** The Insuring Party shall obtain and keep in force a policy or policies in the name of Lessor, with loss payable to Lessor, any groundlessor, and to any Lender(s) insuring loss or damage to the Premises. The amount of such insurance shall be equal to the full replacement cost of the Premises, as the same shall exist from time to time, or the amount required by any Lenders, but in no event more than the commercially reasonable and available insurable value thereof. If Lessor is the Insuring Party, however, Lessee Owned Alterations and Utility Installations, Trade Fixtures, and Lessee's personal property shall be insured by Lessee under Paragraph 8.4 rather than by Lessor. If the coverage is available and commercially appropriate, such policy or policies shall insure against all risks of direct physical loss or damage (except the perils of flood and/or earthquake unless required by a Lender), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the Premises as the result of a covered loss. Said policy or policies shall also contain an agreed valuation provision in lieu of any coinsurance clause, waiver of subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $1,000 per occurrence, and Lessee shall be liable for such deductible amount in the event of an Insured Loss.

~~(b) **Rental Value.** The Insuring Party shall obtain and keep in force a policy or policies in the name of Lessor with loss payable to~~ Lessor and any Lender, insuring the loss of the full Rent for one (1) year. Said insurance shall provide that ~~in the event the~~ Lease is terminated by reason of an insured loss, the period of indemnity for such coverage ~~shall be extended~~ beyond the date of the completion of repairs or replacement of the Premises, to provide for ~~one full year's loss of~~ Rent from the date of any such loss. Said insurance shall contain an agreed valuation provision ~~in lieu of any~~ coinsurance clause, and the amount of coverage shall be adjusted annually to reflect the projected Rent ~~otherwise payable by Lessee, for the next twelve (12) month period. Lessee shall be liable for any deductible amount in the event of such loss.~~

(c) **Adjacent Premises.** If the Premises are part of a larger building, or of a group of buildings owned by Lessor which are adjacent to the Premises, the Lessee shall pay for any increase in the premiums for the property insurance of such building or buildings if said increase is caused by Lessee's acts, omissions, use or occupancy of the Premises.

8.4 **Lessee's Property/Business Interruption Insurance.**

(a) **Property Damage.** Lessee shall obtain and maintain insurance coverage on all of Lessee's personal property, Trade Fixtures, and Lessee Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage with a deductible of not to exceed $5,000 ~~[illegible]~~ per occurrence. The proceeds from any such insurance shall be used by Lessee for the replacement of personal property, Trade Fixtures and Lessee Owned Alterations and Utility Installations. Lessee shall provide Lessor with written evidence that such insurance is in force.

(b) **Business Interruption.** Lessee shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Lessee for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent lessees in the business of Lessee or attributable to prevention of access to the Premises as a result of such perils.

(c) **No Representation of Adequate Coverage.** Lessor makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Lessee's property, business operations or obligations under this Lease.

8.5 **Insurance Policies.** Insurance required herein shall be by companies duly licensed or admitted to transact business in the state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least B+, V, as set forth in the most current issue of "Best's Insurance Guide", or such other rating as may be required by a Lender. Lessee shall not do or permit to be done anything which invalidates the required insurance policies. Lessee shall, prior to the Start Date, deliver to Lessor certified copies of policies of such insurance or certificates evidencing the existence and amounts of the required insurance. No such policy shall be cancelable or subject to modification except after thirty (30) days prior written notice to Lessor. Lessee shall, at least thirty (30) days prior to the expiration of such policies, furnish Lessor with evidence of renewals or "insurance binders" evidencing renewal thereof, or Lessor may order such insurance and charge the cost thereof to Lessee, which amount shall be payable by Lessee to Lessor upon demand. Such policies shall be for a term of at least one year, or the length of the remaining term of this Lease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

8.6 **Waiver of Subrogation.** Without affecting any other rights or remedies, Lessee and Lessor each hereby release and relieve the other, and waive their entire right to recover damages against the other, for loss of or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Lessor or Lessee, as the case may be, so long as the insurance is not invalidated thereby.

8.7 **Indemnity.** Except for Lessor's gross negligence or willful misconduct, Lessee shall indemnify, protect, defend and hold harmless the Premises, Lessor and its agents, Lessor's master or ground lessor, partners and Lenders, from and against any and all claims, loss of rents and/or damages, liens, judgments, penalties, attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with, the use and/or occupancy of the Premises by Lessee. If any action or proceeding is brought against Lessor by reason of any of the foregoing matters, Lessee shall upon notice defend the same at Lessee's expense by counsel reasonably satisfactory to Lessor and Lessor shall cooperate with Lessee in such defense. Lessor need not have first paid any such claim in order to be defended or indemnified.

8.8 **Exemption of Lessor from Liability.** Lessor shall not be liable for injury or damage to the person or goods, wares, merchandise or other property of Lessee, Lessee's employees, contractors, invitees, customers, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other cause, whether the said injury or damage results from conditions arising upon the Premises or upon other portions of the Building of which the Premises are a part, or from other sources or places. Lessor shall not be liable for any damages arising from any act or neglect of any other tenant of Lessor. Notwithstanding Lessor's negligence or breach of this Lease, Lessor shall under no circumstances be liable for injury to Lessee's business or for any loss of income or profit therefrom.

9. Damage or Destruction.

9.1 **Definitions.**

(a) "**Premises Partial Damage**" shall mean damage or destruction to the improvements on the Premises, other than Lessee Owned Alterations and Utility Installations, which can reasonably be repaired in six (6) months or less from the date of the damage or destruction.

Initials

Lessor shall notify Lessee in writing within thirty (30) days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(b) **"Premises Total Destruction"** shall mean damage or destruction to the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which cannot reasonably be repaired in six (6) months or less from the date of the damage or destruction. Lessor shall notify Lessee in writing within thirty (30) days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(c) **"Insured Loss"** shall mean damage or destruction to improvements on the Premises, other than Lessee Owned Alterations and Utility Installations and Trade Fixtures, which was caused by an event required to be covered by the insurance described in Paragraph 8.3(a), irrespective of any deductible amounts or coverage limits involved.

(d) **"Replacement Cost"** shall mean the cost to repair or rebuild the improvements owned by Lessor at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of Applicable Requirements, and without deduction for depreciation.

(e) **"Hazardous Substance Condition"** shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Paragraph 6.2(a), in, on, or under the Premises.

9.2 **Partial Damage - Insured Loss.** If a Premises Partial Damage that is an Insured Loss occurs, then Lessor shall, at Lessor's expense, repair such damage (but not Lessee's Trade Fixtures or Lessee Owned Alterations and Utility Installations) as soon as reasonably possible and this Lease shall continue in full force and effect; provided, however, that Lessee shall, at Lessor's election, make the repair of any damage or destruction the total cost to repair of which is $10,000 or less, and, in such event, Lessor shall make any applicable insurance proceeds available to Lessee on a reasonable basis for that purpose. Notwithstanding the foregoing, if the required insurance was not in force or the insurance proceeds are not sufficient to effect such repair, the Insuring Party shall promptly contribute the shortage in proceeds (except as to the deductible which is Lessee's responsibility) as and when required to complete said repairs. In the event, however, such shortage was due to the fact that, by reason of the unique nature of the improvements, full replacement cost insurance coverage was not commercially reasonable and available, Lessor shall have no obligation to pay for the shortage in insurance proceeds or to fully restore the unique aspects of the Premises unless Lessee provides Lessor with the funds to cover same, or adequate assurance thereof, within ten (10) days following receipt of written notice of such shortage and request therefor. If Lessor receives said funds or adequate assurance thereof within said ten (10) day period, the party responsible for making the repairs shall complete them as soon as reasonably possible and this Lease shall remain in full force and effect. If such funds or assurance are not received, Lessor may nevertheless elect by written notice to Lessee within ten (10) days thereafter to: (i) make such restoration and repair as is commercially reasonable with Lessor paying any shortage in proceeds, in which case this Lease shall remain in full force and effect, or have this Lease terminate thirty (30) days thereafter. Lessee shall not be entitled to reimbursement of any funds contributed by Lessee to repair any such damage or destruction. Premises Partial Damage due to flood or earthquake shall be subject to Paragraph 9.3, notwithstanding that there may be some insurance coverage, but the net proceeds of any such insurance shall be made available for the repairs if made by either Party.

9.3 **Partial Damage - Uninsured Loss.** If a Premises Partial Damage that is not an Insured Loss occurs, unless caused by a negligent or willful act of Lessee (in which event Lessee shall make the repairs at Lessee's expense), Lessor may either: (i) repair such damage as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) terminate this Lease by giving written notice to Lessee within thirty (30) days after receipt by Lessor of knowledge of the occurrence of such damage. Such termination shall be effective sixty (60) days following the date of such notice. In the event Lessor elects to terminate this Lease, Lessee shall have the right within ten (10) days after receipt of the termination notice to give written notice to Lessor of Lessee's commitment to pay for the repair of such damage without reimbursement from Lessor. Lessee shall provide Lessor with said funds or satisfactory assurance thereof within thirty (30) days after making such commitment. In such event this Lease shall continue in full force and effect, and Lessor shall proceed to make such repairs as soon as reasonably possible after the required funds are available. If Lessee does not make the required commitment, this Lease shall terminate as of the date specified in the termination notice.

9.4 **Total Destruction.** Notwithstanding any other provision hereof, if a Premises Total Destruction occurs, this Lease shall terminate sixty (60) days following such Destruction. If the damage or destruction was caused by the gross negligence or willful misconduct of Lessee, Lessor shall have the right to recover Lessor's damages from Lessee, except as provided in Paragraph 8.6.

9.5 **Damage Near End of Term.** If at any time during the last six (6) months of this Lease there is damage for which the cost to repair exceeds one (1) month's Base Rent, whether or not an Insured Loss, Lessor may terminate this Lease effective sixty (60) days following the date of occurrence of such damage by giving a written termination notice to Lessee within thirty (30) days after the date of occurrence of such damage. Notwithstanding the foregoing, if Lessee at that time has an exercisable option to extend this Lease or to purchase the Premises, then Lessee may preserve this Lease by, (a) exercising such option and (b) providing Lessor with any shortage in insurance proceeds (or adequate assurance thereof) needed to make the repairs on or before the earlier of (i) the date which is ten days after Lessee's receipt of Lessor's written notice purporting to terminate this Lease, or (ii) the day prior to the date upon which such option expires. If Lessee duly exercises such option during such period and provides Lessor with funds (or adequate assurance thereof) to cover any shortage in insurance proceeds, Lessor shall, at Lessor's commercially reasonable expense, repair such damage as soon as reasonably possible and this Lease shall continue in full force and effect. If Lessee fails to exercise such option and provide such funds or assurance during such period, then this Lease shall terminate on the date specified in the termination notice and Lessee's option shall be extinguished.

9.6 **Abatement of Rent; Lessee's Remedies.**

(a) **Abatement.** In the event of Premises Partial Damage or Premises Total Destruction or a Hazardous Substance Condition for which Lessee is not responsible under this Lease, the Rent payable by Lessee for the period required for the repair, remediation or restoration of such damage shall be abated in proportion to the degree to which Lessee's use of the Premises is impaired, but not to exceed the proceeds received from the Rental Value insurance. All other obligations of Lessee hereunder shall be performed by Lessee, and Lessor shall have no liability for any such damage, destruction, remediation, repair or restoration except as provided herein.

(b) **Remedies.** If Lessor shall be obligated to repair or restore the Premises and does not commence, in a substantial and meaningful way, such repair or restoration within ninety (90) days after such obligation shall accrue, Lessee may, at any time prior to the commencement of such repair or restoration, give written notice to Lessor and to any Lenders of which Lessee has actual notice, of Lessee's election to terminate this Lease on a date not less than sixty (60) days following the giving of such notice. If Lessee gives such notice and such repair or restoration is not commenced within thirty (30) days thereafter, this Lease shall terminate as of the date specified in said notice. If the repair or restoration is commenced within said thirty (30) days, this Lease shall continue in full force and effect. **"Commence"** shall mean either the unconditional authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever first occurs.

9.7 **Termination-Advance Payments.** Upon termination of this Lease pursuant to Paragraph 6.2(g) or Paragraph 9, an equitable adjustment shall be made concerning advance Base Rent and any other advance payments made by Lessee to Lessor. Lessor shall, in addition, return to Lessee so much of Lessee's Security Deposit as has not been, or is not then required to be, used by Lessor.

9.8 **Waive Statutes.** Lessor and Lessee agree that the terms of this Lease shall govern the effect of any damage to or destruction of the Premises with respect to the termination of this Lease and hereby waive the provisions of any present or future statute to the extent inconsistent herewith.

10. Real Property Taxes.

10.1 **Definition of "Real Property Taxes."** As used herein, the term **"Real Property Taxes"** shall include any form of assessment; real estate, general, special, ordinary or extraordinary, or rental levy or tax (other than inheritance, personal income or estate taxes); improvement bond; and/or license fee imposed upon or levied against any legal or equitable interest of Lessor in the Premises, Lessor's right to other income therefrom, and/or Lessor's business of leasing, by any authority having the direct or indirect power to tax and where the funds are generated with reference to the Building address and where the proceeds so generated are to be applied by the city, county or other local taxing authority of a jurisdiction within which the Premises are located. The term "**Real Property Taxes**" shall also include any tax, fee, levy, assessment or charge, or any increase therein, imposed by reason of events occurring during the term of this Lease, including but not limited to, a change in the ownership of the Premises.

10.2

(a) **Payment of Taxes.** Lessee shall pay the Real Property Taxes applicable to the Premises during the term of this Lease. Subject to Paragraph 10.2(b), all such payments shall be made at least ten (10) days prior to any delinquency date. Lessee shall promptly furnish Lessor with satisfactory evidence that such taxes have been paid. If any such taxes shall cover any period of time prior to or after the expiration or termination of this Lease, Lessee's share of such taxes shall be prorated to cover only that portion of the tax bill applicable to the period that this Lease is in effect, and Lessor shall reimburse Lessee for any overpayment. If Lessee shall fail to pay any required Real Property Taxes, Lessor shall have the right to pay the same, and Lessee shall reimburse Lessor therefor upon demand.

(b) **Advance Payment.** In the event Lessee incurs a late charge on any Rent payment, Lessor may, at Lessor's option, estimate the current Real Property Taxes, and require that such taxes be paid in advance to Lessor by Lessee, either: (i) in a lump sum amount equal to the installment due, at least twenty (20) days prior to the applicable delinquency date, or (ii) monthly in advance with the payment of the Base Rent. If Lessor elects to require payment monthly in advance, the monthly payment shall be an amount equal to the amount of the estimated installment of taxes divided by the number of months remaining before the month in which said installment becomes delinquent. When the actual amount of the applicable tax bill is known, the amount of such equal monthly advance payments shall be adjusted as required to provide the funds needed to pay the applicable taxes. If the amount collected by Lessor is insufficient to pay such Real Property Taxes when due, Lessee shall pay Lessor, upon demand, such additional sums as are necessary to pay such obligations. All moneys paid to Lessor under this Paragraph may be intermingled with other moneys of Lessor and shall not bear interest. In the event of a Breach by Lessee in the performance of its obligations under this Lease, then any balance of funds paid to Lessor under the provisions of this Paragraph may at the option of Lessor, be treated as an additional Security Deposit.

10.3 **Joint Assessment.** If the Premises are not separately assessed, Lessee's liability shall be an equitable proportion of the Real Property Taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be conclusively determined by Lessor from the respective valuations assigned in the assessor's work sheets or such other information as may be reasonably available.

10.4 **Personal Property Taxes.** Lessee shall pay, prior to delinquency, all taxes assessed against and levied upon Lessee Owned Alterations, Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Lessee. When possible, Lessee shall cause such property to be assessed and billed separately from the real property of Lessor. If any of Lessee's said personal property shall be assessed with Lessor's real property, Lessee shall pay Lessor the taxes attributable to Lessee's property within ten (10) days after receipt of a written statement.

11. **Utilities.** Lessee shall pay for all water, gas, heat, light, power, telephone, trash disposal and other utilities and services supplied to the Premises, together with any taxes thereon. If any such services are not separately metered to Lessee, Lessee shall pay a reasonable proportion, to be determined by Lessor, of all charges jointly metered.

12. **Assignment and Subletting.**

12.1 **Lessor's Consent Required.** *See Addendum

(a) Lessee shall not voluntarily or by operation of law assign, transfer, mortgage or encumber (collectively, "**assign or assignment**") or sublet all or any part of Lessee's interest in this Lease or in the Premises without Lessor's prior written consent. *

(b) A change in the control of Lessee shall constitute an assignment requiring consent. The transfer, on a cumulative basis, of twenty-five percent (25%) or more of the voting control of Lessee shall constitute a change in control for this purpose. *

(c) The involvement of Lessee or its assets in any transaction, or series of transactions (by way of merger, sale, acquisition, financing, transfer, leveraged buy-out or otherwise), whether or not a formal assignment or hypothecation of this Lease or Lessee's assets occurs, which results or will result in a reduction of the Net Worth of Lessee by an amount greater than twenty-five percent (25%) of such Net Worth as it was represented at the time of the execution of this Lease or at the time of the most recent assignment to which Lessor has consented, or as it exists immediately prior to said transaction or transactions constituting such reduction, whichever was or is greater, shall be considered an assignment of this Lease to which Lessor may withhold its consent. "**Net Worth of Lessee**" shall mean the net worth of Lessee (excluding any guarantors) established under generally accepted accounting principles.

(d) An assignment or subletting without consent shall, at Lessor's option, be a Default curable after notice per Paragraph 13.1(c), or a noncurable Breach without the necessity of any notice and grace period. If Lessor elects to treat such unapproved assignment or subletting as a noncurable Breach, Lessor may either: (i) terminate this Lease, or (ii) upon thirty (30) days written notice, increase the monthly Base Rent to one hundred ten percent (110%) of the Base Rent then in effect. Further, in the event of such Breach and rental adjustment, (i) the purchase price of any option to purchase the Premises held by Lessee shall be subject to similar adjustment to one hundred ten percent (110%) of the price previously in effect, and (ii) all fixed and non-fixed rental adjustments scheduled during the remainder of the Lease term shall be increased to One Hundred Ten Percent (110%) of the scheduled adjusted rent.

(e) Lessee's remedy for any breach of Paragraph 12.1 by Lessor shall be limited to compensatory damages and/or injunctive relief.

12.2 **Terms and Conditions Applicable to Assignment and Subletting.**

(a) Regardless of Lessor's consent, any assignment or subletting shall not: (i) be effective without the express written assumption by such assignee or sublessee of the obligations of Lessee under this Lease, (ii) release Lessee of any obligations hereunder, or (iii) alter the primary liability of Lessee for the payment of Rent or for the performance of any other obligations to be performed by Lessee.

(b) Lessor may accept Rent or performance of Lessee's obligations from any person other than Lessee pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of Rent or performance shall constitute a waiver or estoppel of Lessor's right to exercise its remedies for Lessee's Default or Breach.

(c) Lessor's consent to any assignment or subletting shall not constitute a consent to any subsequent assignment or subletting.

(d) In the event of any Default or Breach by Lessee, Lessor may proceed directly against Lessee, any Guarantors or anyone else responsible for the performance of Lessee's obligations under this Lease, including any assignee or sublessee, without first exhausting Lessor's remedies against any other person or entity responsible therefore to Lessor, or any security held by Lessor.

(e) Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Lessor's determination as to the financial and operational responsibility and appropriateness of the proposed assignee or sublessee, including but not limited to the intended use and/or required modification of the Premises, if any, together with a fee of $1,000 or ten percent (10%) of the current monthly Base Rent applicable to the portion of the Premises which is the subject of the proposed assignment or sublease, whichever is greater, as consideration for Lessor's considering and processing said request. Lessee agrees to provide Lessor with such other or additional information and/or documentation as may be reasonably requested.

(f) Any assignee of, or sublessee under, this Lease shall, by reason of accepting such assignment or entering into such sublease, be deemed to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Lessee during the term of said assignment or sublease, other than such obligations as are contrary to or inconsistent with provisions of an assignment or sublease to which Lessor has specifically consented to in writing.

12.3 **Additional Terms and Conditions Applicable to Subletting.** The following terms and conditions shall apply to any subletting by Lessee of all or any part of the Premises and shall be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a) Lessee hereby assigns and transfers to Lessor all of Lessee's interest in all Rent payable on any sublease, and Lessor may collect such Rent and apply same toward Lessee's obligations under this Lease; provided, however, that until a Breach shall occur in the performance of Lessee's obligations, Lessee may collect said Rent. Lessor shall not, by reason of the foregoing or any assignment of such sublease, nor by reason of the collection of Rent, be deemed liable to the sublessee for any failure of Lessee to perform and comply with any of Lessee's obligations to such sublessee. Lessee hereby irrevocably authorizes and directs any such sublessee, upon receipt of a written notice from Lessor stating that a Breach exists in the performance of Lessee's obligations under this Lease, to pay to Lessor all Rent due and to become due under the sublease. Sublessee shall rely upon any such notice from Lessor and shall pay all Rents to Lessor without any obligation or right to inquire as to whether such Breach exists, notwithstanding any claim from Lessee to the contrary.

(b) In the event of a Breach by Lessee, Lessor may, at its option, require sublessee to attorn to Lessor, in which event Lessor shall undertake the obligations of the sublessor under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Lessor shall not be liable for any prepaid rents or security deposit paid by such sublessee to such sublessor or for any prior Defaults or Breaches of such sublessor.

(c) Any matter requiring the consent of the sublessor under a sublease shall also require the consent of Lessor.

(d) No sublessee shall further assign or sublet all or any part of the Premises without Lessor's prior written consent.

(e) Lessor shall deliver a copy of any notice of Default or Breach by Lessee to the sublessee, who shall have the right to cure the Default of Lessee within the grace period, if any, specified in such notice. The sublessee shall have a right of reimbursement and offset from and against Lessee for any such Defaults cured by the sublessee.

13. Default; Breach; Remedies.

13.1 **Default; Breach.** A **"Default"** is defined as a failure by the Lessee to comply with or perform any of the terms, covenants, conditions or rules under this Lease. A **"Breach"** is defined as the occurrence of one or more of the following Defaults, and the failure of Lessee to cure such Default within any applicable grace period:

(a) The abandonment of the Premises; or the vacating of the Premises without providing a commercially reasonable level of security, or where the coverage of the property insurance described in Paragraph 8.3 is jeopardized as a result thereof, or without providing reasonable assurances to minimize potential vandalism.

(b) The failure of Lessee to make any payment of Rent or any Security Deposit required to be made by Lessee hereunder, whether to Lessor or to a third party, when due, to provide reasonable evidence of insurance or surety bond, or to fulfill any obligation under this Lease which endangers or threatens life or property, where such failure continues for a period of three (3) business days following written notice to Lessee.

(c) The failure by Lessee to provide (i) reasonable written evidence of compliance with Applicable Requirements, (ii) the service contracts, (iii) the rescission of an unauthorized assignment or subletting, (iv) a Tenancy Statement, (v) a requested subordination, (vi) evidence concerning any guaranty and/or Guarantor, (vii) any document requested under Paragraph 42 (easements), or (viii) any other documentation or information which Lessor may reasonably require of Lessee under the terms of this Lease, where any such failure continues for a period of ten (10) days following written notice to Lessee.

(d) A Default by Lessee as to the terms, covenants, conditions or provisions of this Lease, or of the rules adopted under Paragraph 40 hereof, other than those described in subparagraphs 13.1(a), (b) or (c), above, where such Default continues for a period of thirty (30) days after written notice; provided, however, that if the nature of Lessee's Default is such that more than thirty (30) days are reasonably required for its cure, then it shall not be deemed to be a Breach if Lessee commences such cure within said thirty (30) day period and thereafter diligently prosecutes such cure to completion.

(e) The occurrence of any of the following events: (i) the making of any general arrangement or assignment for the benefit of creditors; (ii) becoming a **"debtor"** as defined in 11 U.S.C. § 101 or any successor statute thereto (unless, in the case of a petition filed against Lessee, the same is dismissed within sixty (60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where possession is not restored to Lessee within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where such seizure is not discharged within thirty (30) days; provided, however, in the event that any provision of this subparagraph (e) is contrary to any applicable law, such provision shall be of no force or effect, and not affect the validity of the remaining provisions.

(f) The discovery that any financial statement of Lessee or of any Guarantor given to Lessor was materially false.

(g) If the performance of Lessee's obligations under this Lease is guaranteed: (i) the death of a Guarantor, (ii) the termination of a Guarantor's liability with respect to this Lease other than in accordance with the terms of such guaranty, (iii) a Guarantor's becoming insolvent or the subject of a bankruptcy filing, (iv) a Guarantor's refusal to honor the guaranty, or (v) a Guarantor's breach of its guaranty obligation on an anticipatory basis, and Lessee's failure, within sixty (60) days following written notice of any such event, to provide written alternative assurance or security, which, when coupled with the then existing resources of Lessee, equals or exceeds the combined financial resources of Lessee and the Guarantors that existed at the time of execution of this Lease.

13.2 **Remedies.** If Lessee fails to perform any of its affirmative duties or obligations, within ten (10) days after written notice (or in case of an emergency, without notice), Lessor may, at its option, perform such duty or obligation on Lessee's behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. The costs and expenses of any such performance by Lessor shall be due and payable by Lessee upon receipt of invoice therefor. If any check given to Lessor by Lessee shall not be honored by the bank upon which it is drawn, Lessor, at its option, may require all future payments to be made by Lessee to be by cashier's check. In the event of a Breach, Lessor may, with or without further notice or demand, and without limiting Lessor in the exercise of any right or remedy which Lessor may have by reason of such Breach:

(a) Terminate Lessee's right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Lessee shall immediately surrender possession to Lessor. In such event Lessor shall be entitled to recover from Lessee: (i) the unpaid Rent which had been earned at the time of termination; (ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided; (iii) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and (iv) any other amount necessary to compensate Lessor for all the detriment proximately caused by the Lessee's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including but not limited to the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorneys' fees, and that portion of any leasing commission paid by Lessor in connection with this Lease applicable to the unexpired term of this Lease. The worth at the time of award of the amount referred to in provision (iii) of the immediately preceding sentence shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of the District within which the Premises are located at the time of award plus one percent (1%). Efforts by Lessor to mitigate damages caused by Lessee's Breach of this Lease shall not waive Lessor's right to recover damages under Paragraph 12. If termination of this Lease is obtained through the provisional remedy of unlawful detainer, Lessor shall have the right to recover in such proceeding any unpaid Rent and damages as are recoverable therein, or Lessor may reserve the right to recover all or any part thereof in a separate suit. If a notice and grace period required under Paragraph 13.1 was not previously given, a notice to pay rent or quit, or to perform or quit given to Lessee under the unlawful detainer statute shall also constitute the notice required by Paragraph 13.1. In such case, the applicable grace period required by Paragraph 13.1 and the unlawful detainer statute shall run concurrently, and the failure of Lessee to cure the Default within the greater of the two such grace periods shall constitute both an unlawful detainer and a Breach of this Lease entitling Lessor to the remedies provided for in this Lease and/or by said statute.

(b) Continue the Lease and Lessee's right to possession and recover the Rent as it becomes due, in which event Lessee may sublet or assign, subject only to reasonable limitations. Acts of maintenance, efforts to relet, and/or the appointment of a receiver to protect the Lessor's interests, shall not constitute a termination of the Lessee's right to possession.

(c) Pursue any other remedy now or hereafter available under the laws or judicial decisions of the state wherein the Premises are located. The expiration or termination of this Lease and/or the termination of Lessee's right to possession shall not relieve Lessee from liability

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under any indemnity provisions of this Lease as to matters occurring or accruing during the term hereof or by reason of Lessee's occupancy of the Premises.

13.3 **Inducement Recapture.** Any agreement for free or abated rent or other charges, or for the giving or paying by Lessor to or for Lessee of any cash or other bonus, inducement or consideration for Lessee's entering into this Lease, all of which concessions are hereinafter referred to as "**Inducement Provisions,**" shall be deemed conditioned upon Lessee's full and faithful performance of all of the terms, covenants and conditions of this Lease. Upon Breach of this Lease by Lessee, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Lessor under such an Inducement Provision shall be immediately due and payable by Lessee to Lessor, notwithstanding any subsequent cure of said Breach by Lessee. The acceptance by Lessor of rent or the cure of the Breach which initiated the operation of this paragraph shall not be deemed a waiver by Lessor of the provisions of this paragraph unless specifically so stated in writing by Lessor at the time of such acceptance.

13.4 **Late Charges.** Lessee hereby acknowledges that late payment by Lessee of Rent will cause Lessor to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Lessor by any Lender. Accordingly, if any Rent shall not be received by Lessor within five (5) days after such amount shall be due, then, without any requirement for notice to Lessee, Lessee shall pay to Lessor a one-time late charge equal to ten percent (10%) of each such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of such late payment. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for three (3) consecutive installments of Base Rent, then notwithstanding any provision of this Lease to the contrary, Base Rent shall, at Lessor's option, become due and payable quarterly in advance.

13.5 **Interest.** Any monetary payment due Lessor hereunder, other than late charges, not received by Lessor, when due as to scheduled payments (such as Base Rent) or within thirty (30) days following the date on which it was due for non-scheduled payment, shall bear interest from the date when due, as to scheduled payments, or the thirty-first (31st) day after it was due as to non-scheduled payments. The interest ("**Interest**") charged shall be equal to the prime rate reported in the Wall Street Journal as published closest prior to the date when due plus four percent (4%), but shall not exceed the maximum rate allowed by law. Interest is payable in addition to the potential late charge provided for in Paragraph 13.4.

13.6 **Breach by Lessor.**

(a) **Notice of Breach.** Lessor shall not be deemed in breach of this Lease unless Lessor fails within a reasonable time to perform an obligation required to be performed by Lessor. For purposes of this Paragraph, a reasonable time shall in no event be less than thirty (30) days after receipt by Lessor, and any Lender whose name and address shall have been furnished Lessee in writing for such purpose, of written notice specifying wherein such obligation of Lessor has not been performed; provided, however, that if the nature of Lessor's obligation is such that more than thirty (30) days are reasonably required for its performance, then Lessor shall not be in breach if performance is commenced within such thirty (30) day period and thereafter diligently pursued to completion.

(b) **Performance by Lessee on Behalf of Lessor.** In the event that neither Lessor nor Lender cures said breach within thirty (30) days after receipt of said notice, or if having commenced said cure they do not diligently pursue it to completion, then Lessee may elect to cure said breach at Lessee's expense and offset from Rent an amount equal to the greater of one month's Base Rent or the Security Deposit, and to pay an excess of such expense under protest, reserving Lessee's right to reimbursement from Lessor. Lessee shall document the cost of said cure and supply said documentation to Lessor.

14. **Condemnation.** If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (collectively "**Condemnation**"), this Lease shall terminate as to the part taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than ten percent (10%) of any building portion of the premises, or more than twenty-five percent (25%) of the land area portion of the premises not occupied by any building, is taken by Condemnation, Lessee may, at Lessee's option, to be exercised in writing within ten (10) days after Lessor shall have given Lessee written notice of such taking (or in the absence of such notice, within ten (10) days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Lessee does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in proportion to the reduction in utility of the Premises caused by such Condemnation. Condemnation awards and/or payments shall be the property of Lessor, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages; provided, however, that Lessee shall be entitled to any compensation for Lessee's relocation expenses, loss of business goodwill and/or Trade Fixtures, without regard to whether or not this Lease is terminated pursuant to the provisions of this Paragraph. All Alterations and Utility Installations made to the Premises by Lessee, for purposes of Condemnation only, shall be considered the property of the Lessee and Lessee shall be entitled to any and all compensation which is payable therefor. In the event that this Lease is not terminated by reason of the Condemnation, Lessor shall repair any damage to the Premises caused by such Condemnation.

15. **Brokers' Fee.**

15.1 **Additional Commission.** In addition to the payments owed pursuant to Paragraph 1.10 above, and unless Lessor and the Brokers otherwise agree in writing, Lessor agrees that: (a) if Lessee exercises any Option, (b) if Lessee acquires any rights to the Premises or other premises owned by Lessor and located within the same Project, if any, within which the Premises is located, (c) if Lessee remains in possession of the Premises, with the consent of Lessor, after the expiration of this Lease, or (d) if Base Rent is increased, whether by agreement or operation of an escalation clause herein, then, Lessor shall pay Brokers a fee in accordance with the schedule of said Brokers in effect at the time of the execution of this Lease.

15.2 **Assumption of Obligations.** Any buyer or transferee of Lessor's interest in this Lease shall be deemed to have assumed Lessor's obligation hereunder. Each Broker shall be a third party beneficiary of the provisions of Paragraphs 1.10, 15, 22 and 31. If Lessor fails to pay to a Broker any amounts due as and for commissions pertaining to this Lease when due, then such amounts shall accrue Interest. In addition, if Lessor fails to pay any amounts to Lessee's Broker when due, Lessee's Broker may send written notice to Lessor and Lessee of such failure and if Lessor fails to pay such amounts within ten (10) days after said notice, Lessee shall pay said monies to its Broker and offset such amounts against Rent. In addition, Lessee's Broker shall be deemed to be a third party beneficiary of any commission agreement entered into by and/or between Lessor and Lessor's Broker.

15.3 **Representations and Indemnities of Broker Relationships.** Lessee and Lessor each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder (other than the Brokers, if any) in connection with this Lease, and that no one other than said named Brokers is entitled to any commission or finder's fee in connection herewith. Lessee and Lessor do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, attorneys' fees reasonably incurred with respect thereto.

16. **Estoppel Certificates.**

(a) Each Party (as "**Responding Party**") shall within ten (10) days after written notice from the other Party (the "**Requesting Party,**") execute, acknowledge and deliver to the Requesting Party a statement in writing in form similar to the then most current "**Estoppel Certificate**" form published by the American Industrial Real Estate Association, plus such additional information, confirmation and/or statements as may be reasonably requested by the Requesting Party.

(b) If the Responding Party shall fail to execute or deliver the Estoppel Certificate within such ten day period, the Requesting Party may execute an Estoppel Certificate stating that: (i) the Lease is in full force and effect without modification except as may be represented by the Requesting Party, (ii) there are no uncured defaults in the Requesting Party's performance, and (iii) if Lessor is the Requesting Party, not more than one month's rent has been paid in advance. Prospective purchasers and encumbrancers may rely upon the Requesting Party's Estoppel Certificate, and the Responding Party shall be estopped from denying the truth of the facts contained in said Certificate.

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(c) If Lessor desires to finance, refinance, or sell the Premises, or any part thereof, Lessee and all Guarantors shall deliver to any potential lender or purchaser designated by Lessor such financial statements as may be reasonably required by such lender or purchaser, including but not limited to Lessee's financial statements for the past three (3) years. All such financial statements shall be received by Lessor and such lender or purchaser in confidence and shall be used only for the purposes herein set forth.

17. **Definition of Lessor.** The term "**Lessor**" as used herein shall mean the owner or owners at the time in question of the fee title to the Premises, or, if this is a sublease, of the Lessee's interest in the prior lease. In the event of a transfer of Lessor's title or interest in the Premises or this Lease, Lessor shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Lessor. Except as provided in Paragraph 15, upon such transfer or assignment and delivery of the Security Deposit, as aforesaid, the prior Lessor shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the Lessor. Subject to the foregoing, the obligations and/or covenants in this Lease to be performed by the Lessor shall be binding only upon the Lessor as hereinabove defined. Notwithstanding the above, and subject to the provisions of Paragaph 20 below, the original Lessor under this Lease, and all subsequent holders of the Lessor's interest in this Lease shall remain liable and responsible with regard to the potential duties and liabilities of Lessor pertaining to Hazardous Substances as outlined in Paragraph 6 above.

18. **Severability.** The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. **Days.** Unless otherwise specifically indicated to the contrary, the word "days" as used in this Lease shall mean and refer to calendar days.

20. **Limitation on Liability.** Subject to the provisions of Paragraph 17 above, the obligations of Lessor under this Lease shall not constitute personal obligations of Lessor, the individual partners of Lessor or its or their individual partners, directors, officers or shareholders, and Lessee shall look to the Premises, and to no other assets of Lessor, for the satisfaction of any liability of Lessor with respect to this Lease, and shall not seek recourse against the individual partners of Lessor, or its or their individual partners, directors, officers or shareholders, or any of their personal assets for such satisfaction.

21. **Time of Essence.** Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

22. **No Prior or Other Agreements; Broker Disclaimer.** This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be effective. Lessor and Lessee each represents and warrants to the Brokers that it has made, and is relying solely upon, its own investigation as to the nature, quality, character and financial responsibility of the other Party to this Lease and as to the nature, quality and character of the Premises. Brokers have no responsibility with respect thereto or with respect to any default or breach hereof by either Party. The liability (including court costs and Attorneys' fees), of any Broker with respect to negotiation, execution, delivery or performance by either Lessor or Lessee under this Lease or any amendment or modification hereto shall be limited to an amount up to the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

23. **Notices.**

23.1 **Notice Requirements.** All notices required or permitted by this Lease shall be in writing and may be delivered in person (by hand or by courier) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 23. The addresses noted adjacent to a Party's signature on this Lease shall be that Party's address for delivery or mailing of notices. Either Party may by written notice to the other specify a different address for notice, except that upon Lessee's taking possession of the Premises, the Premises shall constitute Lessee's address for notice. A copy of all notices to Lessor shall be concurrently transmitted to such party or parties at such addresses as Lessor may from time to time hereafter designate in writing.

23.2 **Date of Notice.** Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. If sent by regular mail the notice shall be deemed given forty-eight (48) hours after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantee next day delivery shall be deemed given twenty-four (24) hours after delivery of the same to the Postal Service or courier. Notices transmitted by facsimile transmission or similar means shall be deemed delivered upon telephone confirmation of receipt, provided a copy is also delivered via delivery or mail. If notice is received on a Saturday, Sunday or legal holiday, it shall be deemed received on the next business day.

24. **Waivers.** No waiver by Lessor of the Default or Breach of any term, covenant or condition hereof by Lessee, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default or Breach by Lessee of the same or of any other term, covenant or condition hereof. Lessor's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Lessor's consent to, or approval of, any subsequent or similar act by Lessee, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. The acceptance of Rent by Lessor shall not be a waiver of any Default or Breach by Lessee. Any payment by Lessee may be accepted by Lessor on account of moneys or damages due Lessor, notwithstanding any qualifying statements or conditions made by Lessee in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Lessor at or before the time of deposit of such payment.

25. **Recording.** Either Lessor or Lessee shall, upon request of the other, execute, acknowledge and deliver to the other a short form memorandum of this Lease for recording purposes. The Party requesting recordation shall be responsible for payment of any fees applicable thereto.

26. **No Right To Holdover.** Lessee has no right to retain possession of the Premises or any part thereof beyond the expiration or termination of this Lease. In the event that Lessee holds over, then the Base Rent shall be increased to one hundred fifty percent (150%) of the Base Rent applicable during the month immediately preceding the expiration or termination. Nothing contained herein shall be construed as consent by Lessor to any holding over by Lessee.

27. **Cumulative Remedies.** No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

28. **Covenants and Conditions; Construction of Agreement.** All provisions of this Lease to be observed or performed by Lessee are both covenants and conditions. In construing this Lease, all headings and titles are for the convenience of the parties only and shall not be considered a part of this Lease. Whenever required by the context, the singular shall include the plural and vice versa. This Lease shall not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if both parties had prepared it.

29. **Binding Effect; Choice of Law.** This Lease shall be binding upon the parties, their personal representatives, successors and assigns and be governed by the laws of the State in which the Premises are located. Any litigation between the Parties hereto concerning this Lease shall be initiated in the county in which the Premises are located.

30. **Subordination; Attornment; Non-Disturbance.**

30.1 **Subordination.** This Lease and any Option granted hereby shall be subject and subordinate to any ground lease, mortgage, deed of trust, or other hypothecation or security device (collectively, "**Security Device**"), now or hereafter placed upon the Premises, to any and all advances made on the security thereof, and to all renewals, modifications, and extensions thereof. Lessee agrees that the holders of any such Security Devices (in this Lease together referred to as "Lessor's Lender") shall have no liability or obligation to perform any of the obligations of Lessor under this Lease. Any Lender may elect to have this Lease and/or any Option granted hereby superior to the lien of its Security Device by giving written notice thereof to Lessee, whereupon this Lease and such Options shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof.

30.2 **Attornment.** Subject to the non-disturbance provisions of Paragraph 30.3, Lessee agrees to attorn to a Lender or any other party who acquires ownership of the Premises by reason of a foreclosure of a Security Device, and that in the event of such foreclosure, such new

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owner shall not: (i) be liable for any act or omission of any prior lessor or with respect to events occurring prior to acquisition of ownership; (ii) be subject to any offsets or defenses which Lessee might have against any prior lessor, or (iii) be bound by prepayment of more than one (1) month's rent.

30.3 **Non-Disturbance.** With respect to Security Devices entered into by Lessor after the execution of this Lease, Lessee's subordination of this Lease shall be subject to receiving a commercially reasonable non-disturbance agreement (a "**Non-Disturbance Agreement**") from the Lender which Non-Disturbance Agreement provides that Lessee's possession of the Premises, and this Lease, including any options to extend the term hereof, will not be disturbed so long as Lessee is not in Breach hereof and attorns to the record owner of the Premises. Further, within sixty (60) days after the execution of this Lease, Lessor shall use its commercially reasonable efforts to obtain a Non-Disturbance Agreement from the holder of any pre-existing Security Device which is secured by the Premises. In the event that Lessor is unable to provide the Non-Disturbance Agreement within said sixty (60) days, then Lessee may, at Lessee's option, directly contact Lessor's lender and attempt to negotiate for the execution and delivery of a Non-Disturbance Agreement.

30.4 **Self-Executing.** The agreements contained in this Paragraph 30 shall be effective without the execution of any further documents; provided, however, that, upon written request from Lessor or a Lender in connection with a sale, financing or refinancing of the Premises, Lessee and Lessor shall execute such further writings as may be reasonably required to separately document any subordination, attornment and/or Non-Disturbance Agreement provided for herein.

31. **Attorneys' Fees.** If any Party or Broker brings an action or proceeding involving the Premises to enforce the terms hereof or to declare rights hereunder, the Prevailing Party (as hereafter defined) in any such proceeding, action, or appeal thereon, shall be entitled to reasonable attorneys' fees. Such fees may be awarded in the same suit or recovered in a separate suit, whether or not such action or proceeding is pursued to decision or judgment. The term, "**Prevailing Party**" shall include, without limitation, a Party or Broker who substantially obtains or defeats the relief sought, as the case may be, whether by compromise, settlement, judgment, or the abandonment by the other Party or Broker of its claim or defense. The attorneys' fees award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys' fees reasonably incurred. In addition, Lessor shall be entitled to attorneys' fees, costs and expenses incurred in the preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such Default or resulting Breach.

32. **Lessor's Access; Showing Premises; Repairs.** Lessor and Lessor's agents shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times for the purpose of showing the same to prospective purchasers, lenders, or lessees, and making such alterations, repairs, improvements or additions to the Premises as Lessor may deem necessary. All such activities shall be without abatement of rent or liability to Lessee. Lessor may at any time place on the Premises any ordinary "**For Sale**" signs and Lessor may during the last six (6) months of the term hereof place on the Premises any ordinary "**For Lease**" signs. Lessee may at any time place on or about the Premises any ordinary "**For Sublease**" sign.

33. **Auctions.** Lessee shall not conduct, nor permit to be conducted, any auction upon the Premises without Lessor's prior written consent. Lessor shall not be obligated to exercise any standard of reasonableness in determining whether to permit an auction.

34. **Signs.** Except for ordinary "For Sublease" signs, Lessee shall not place any sign upon the Premises without Lessor's prior written consent. All signs must comply with all Applicable Requirements.

35. **Termination; Merger.** Unless specifically stated otherwise in writing by Lessor, the voluntary or other surrender of this Lease by Lessee, the mutual termination or cancellation hereof, or a termination hereof by Lessor for Breach by Lessee, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, that Lessor may elect to continue any one or all existing subtenancies. Lessor's failure within ten (10) days following any such event to elect to the contrary by written notice to the holder of any such lesser interest, shall constitute Lessor's election to have such event constitute the termination of such interest.

36. **Consents.** Except as otherwise provided herein, wherever in this Lease the consent of a Party is required to an act by or for the other Party, such consent shall not be unreasonably withheld or delayed. Lessor's actual reasonable costs and expenses (including but not limited to architects', attorneys', engineers' and other consultants' fees) incurred in the consideration of, or response to, a request by Lessee for any Lessor consent, including but not limited to consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Lessee upon receipt of an invoice and supporting documentation therefor. Lessor's consent to any act, assignment or subletting shall not constitute an acknowledgment that no Default or Breach by Lessee of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default or Breach, except as may be otherwise specifically stated in writing by Lessor at the time of such consent. The failure to specify herein any particular condition to Lessor's consent shall not preclude the imposition by Lessor at the time of consent of such further or other conditions as are then reasonable with reference to the particular matter for which consent is being given. In the event that either Party disagrees with any determination made by the other hereunder and reasonably requests the reasons for such determination, the determining party shall furnish its reasons in writing and in reasonable detail within ten (10) business days following such request.

37. **Guarantor.**

37.1 **Execution.** The Guarantors, if any, shall each execute a guaranty in the form most recently published by the American Industrial Real Estate Association, and each such Guarantor shall have the same obligations as Lessee under this Lease.

37.2 **Default.** It shall constitute a Default of the Lessee if any Guarantor fails or refuses, upon request to provide: (a) evidence of the execution of the guaranty, including the authority of the party signing on Guarantor's behalf to obligate Guarantor, and in the case of a corporate Guarantor, a certified copy of a resolution of its board of directors authorizing the making of such guaranty, (b) current financial statements, (c) a Tenancy Statement, or (d) written confirmation that the guaranty is still in effect.

38. **Quiet Possession.** Subject to payment by Lessee of the Rent and performance of all of the covenants, conditions and provisions on Lessee's part to be observed and performed under this Lease, Lessee shall have quiet possession and quiet enjoyment of the Premises during the term hereof.

39. **Options.**

39.1 **Definition.** "**Option**" shall mean: (a) the right to extend the term of or renew this Lease or to extend or renew any lease that Lessee has on other property of Lessor; (b) the right of first refusal or first offer to lease either the Premises or other property of Lessor; (c) the right to purchase or the right of first refusal to purchase the Premises or other property of Lessor.

39.2 **Options Personal To Original Lessee.** Each Option granted to Lessee in this Lease is personal to the original Lessee, and cannot be assigned or exercised by anyone other than said original Lessee and only while the original Lessee is in full possession of the Premises and, if requested by Lessor, with Lessee certifying that Lessee has no intention of thereafter assigning or subletting.

39.3 **Multiple Options.** In the event that Lessee has any multiple Options to extend or renew this Lease, a later Option cannot be exercised unless the prior Options have been validly exercised.

39.4 **Effect of Default on Options.**

(a) Lessee shall have no right to exercise an Option: (i) during the period commencing with the giving of any notice of Default and continuing until said Default is cured, (ii) during the period of time any Rent is unpaid (without regard to whether notice thereof is given Lessee), (iii) during the time Lessee is in Breach of this Lease, or (iv) in the event that Lessee has been given three (3) or more notices of separate Default, whether or not the Defaults are cured, during the twelve (12) month period immediately preceding the exercise of the Option.

(b) The period of time within which an Option may be exercised shall not be extended or enlarged by reason of Lessee's inability to exercise an Option because of the provisions of Paragraph 39.4(a).

(c) An Option shall terminate and be of no further force or effect, notwithstanding Lessee's due and timely exercise of the Option, if, after such exercise and prior to the commencement of the extended term, (i) Lessee fails to pay Rent for a period of thirty (30) days after such Rent becomes due (without any necessity of Lessor to give notice thereof), (ii) Lessor gives to Lessee three (3) or more notices of separate Default during any twelve (12) month period, whether or not the Defaults are cured, or (iii) if Lessee commits a Breach of this Lease.

40. **Multiple Buildings.** If the Premises are a part of a group of buildings controlled by Lessor, Lessee agrees that it will observe all reasonable rules and regulations which Lessor may make from time to time for the management, safety, and care of said properties, including

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the care and cleanliness of the grounds and including the parking, loading and unloading of vehicles, and that Lessee will pay its fair share of common expenses incurred in connection therewith.

41. **Security Measures.** Lessee hereby acknowledges that the rental payable to Lessor hereunder does not include the cost of guard service or other security measures, and that Lessor shall have no obligation whatsoever to provide same. Lessee assumes all responsibility for the protection of the Premises, Lessee, its agents and invitees and their property from the acts of third parties.

42. **Reservations.** Lessor reserves to itself the right, from time to time, to grant, without the consent or joinder of Lessee, such easements, rights and dedications that Lessor deems necessary, and to cause the recordation of parcel maps and restrictions, so long as such easements, rights, dedications, maps and restrictions do not unreasonably interfere with the use of the Premises by Lessee. Lessee agrees to sign any documents reasonably requested by Lessor to effectuate any such easement rights, dedication, map or restrictions.

43. **Performance Under Protest.** If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay.

44. **Authority.** If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Each party shall, within thirty (30) days after request, deliver to the other party satisfactory evidence of such authority.

45. **Conflict.** Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

46. **Offer.** Preparation of this Lease by either Party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

47. **Amendments.** This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Lessee's obligations hereunder, Lessee agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

48. **Multiple Parties.** If more than one person or entity is named herein as either Lessor or Lessee, such multiple Parties shall have joint and several responsibility to comply with the terms of this Lease.

49. **Mediation and Arbitration of Disputes.** An Addendum requiring the Mediation and/or the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease ☐ **is** ☐ **is not** attached to this Lease.

LESSOR AND LESSEE HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LESSOR AND LESSEE WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.
2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, AND THE SUITABILITY OF THE PREMISES FOR LESSEE'S INTENDED USE.

WARNING: IF THE PREMISES IS LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE LEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PREMISES IS LOCATED.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: Temecula
on:
By LESSOR:
Monarch Bay Company

By: [signature]
Name Printed: PETER J. MINEGAR
Title: GENERAL PARTNER

By:
Name Printed:
Title:
Address: P.O. Box 879
Temecula, CA 92593-0879
Telephone: (909) 699-4898
Facsimile: (909) 699-3408
Federal ID No.

Executed at:
on:
By LESSEE:
~~[struck-through text]~~
FINANCIAL DATA SOLUTIONS, INC.
a ~~California~~ Corporation
By: [signature]
Name Printed: Frank J. Mercardante
Title: President/CEO

By:
Name Printed:
Title:
Address: 277 N. El Camino Real
Encinitas, CA 92024
Telephone: (760) 634-6405
Facsimile: (760) 634-6406
Federal ID No.

NOTE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION, 700 So. Flower Street, Suite 600, Los Angeles, California 90017. (213) 687-8777. Fax No. (213) 687-8616

**ADDENDUM TO LEASE DATED JULY 9, 1998
BY AND BETWEEN MONARCH BAY COMPANY (LESSOR)
AND FINANCIAL DATA SOLUTIONS, INC. (LESSEE)
FOR PREMISES LOCATED AT 41188 SANDALWOOD CIRCLE
MURRIETA, CALIFORNIA**

Section 1.4

Lessee shall be given early possession of the Premises without charge in the event Tenant Improvements have been substantially completed prior to the Commencement Date. The Commencement Date and the requirement to pay rent shall be extended in the event the Tenant Improvements have not been completed prior to the Commencement Date.

Section 12.1(a)

The following is added to this Paragraph:

Such consent shall not be unreasonably withheld or delayed. An assignment or sub-lease to an entity in which Lessee or its parent is a majority owner shall not require Lessor's consent; provided, however, such assignment or sub-lease shall not relieve or release Lessee from its duties and liabilities hereunder.

Section 12.1(b)

The following is added to this Paragraph:

It is expressly provided, however, that change of ownership and voting control of the Lessee and/or its parent as a result of stock acquisition on the open market shall not constitute a "change of control" within the meaning of this section.

Paragraph 50

Tenant Improvements

a. Lessor to improve the premises pursuant to Lessee's plan. Said work to be completed prior to the Commencement Date of the Lease. Lessee to be responsible for all costs and expenses of improvements exceeding One Hundred Thirty Thousand Dollars ($130,000).

b. In addition to the Base Rent, Lessee shall pay the amount of the monthly loan amortization to finance the Tenant Improvements referenced in Paragraph 51 of this Addendum below. These amounts are not part of Base Rent and shall not be subject to Cost of Living Adjustments.



Paragraph 51

Contingencies

a. This Lease shall be contingent upon final approval by banking regulatory authorities upon completion of the stock sale required as a condition of such regulatory approval prior to October 9, 1998.

b. This Lease shall be contingent upon funding of a loan for Tenant Improvements by Southwest Community Bank in a principal amount of not less than One Hundred Thirty Thousand Dollars ($130,000), for a ten year fully amortized term, and bearing interest at nine and one-half per cent (9.5%) per annum plus points and costs.

Paragraph 52

Option(s) to Extend

See attached Addendum.

Paragraph 53

Rent Adjustments

See attached Addendum.

See Attached

ADDENDUM TO LEASE DATED JULY 9, 1998
BY AND BETWEEN MONARCH BAY COMPANY (LESSOR) AND
SOUTHWEST COMMUNITY BANK (LESSEE)
FOR PREMISES LOCATED AT 41188 SANDALWOOD CIRCLE
IN MURRIETA, CALIFORNIA

51 **Contingencies**

a. This Lease shall be contingent upon final approval by banking regulatory authorities upon completion of the stock sale required as a condition of such regulatory approval prior to October 9, 1998.

b. This Lease shall be contingent upon funding of a loan for Tenant Improvements by Southwest Community Bank in a principal amount of not less than One Hundred Thirty Thousand Dollars ($130,000), for a ten year fully amortized term, and bearing interest at nine and one-half per cent (9.5%) per annum plus points and costs.

52. **Option(s) to Extend**

See attached Addendum.

53. **Rent Adjustments**

See attached Addendum.

54. **Corporate Resolution**

Lessee (Financial Data Services) to provide to Lessor a corporate resolution from their Board of Directors authorizing corporate authority to execute this lease agreement.

55. **Guarantee of Lease**

Southwest Community Bank to guarantee this lease agreement as defined in the attached "Guaranty of Lease Document".

Initial ______

Initial ______



OPTION(S) TO EXTEND

ADDENDUM TO STANDARD LEASE

Dated July 9, 1998

By and Between (Lessor) Monarch Bay Company

(Lessee) FINANCIAL DATA SOLUTIONS, INC. ~~XXXXXXXXXXXXXXXXXXXXXXXX~~ a California Corporation

Property Address: 41188 Sandalwood Circle, Murrietta, CA

Paragraph 52

A. **OPTION(S) TO EXTEND:**

Lessor hereby grants to Lessee the option to extend the term of this Lease for 2 additional 60 month period(commencing when the prior term expires upon each and all of the following terms and conditions:

(i) Lessee gives to Lessor, and Lessor actually receives on a date which is prior to the date that the option period wou commence (if exercised) by at least 6 and not more than 9 months, a written notice of the exercise of the option(s) extend this Lease for said additional term(s), time being of essence. If said notification of the exercise of said option(s) is (are) n so given and received, the option(s) shall automatically expire; said option(s) may (if more than one) only be exercised co secutively;

(ii) The provisions of paragraph 39, including the provision relating to default of Lessee set forth in paragraph 39.4 of th Lease are conditions of this Option;

(iii) All of the terms and conditions of this Lease except where specifically modified by this option shall apply;

(iv) The monthly rent for each month of the option period shall be calculated as follows, using the method(s) indicat below:

(Check Method(s) to be Used and Fill in Appropriately)

[X] I. **Cost of Living Adjustment(s) (COL)**

(a) On (Fill in COL Adjustment Date(s): October 30, 2008 t monthly rent payable under paragraph 1.5 ("Base Rent") of the attached Lease shall be adjusted by the change, if any, frc the Base Month specified below, in the Consumer Price Index of the Bureau of Labor Statistics of the U.S. Department Labor for (select one): ☐ CPI W (Urban Wage Earners and Clerical Workers) or [X] CPI U (All Urban Consumers), for (Fill Urban Area): Riverside/San Bernardino area, All Iter (1982-1984 = 100), herein referred to as "C.P.I."

(b) The monthly rent payable in accordance with paragraph AI(a) of this Addendum shall be calculated as follov the Base Rent set forth in paragraph 1.5 of the attached Lease, shall be multiplied by a fraction the numerator of which shall be t C.P.I. of the calendar month 2 (two) months prior to the month(s) specified in paragraph AI(a) above during which the adjustme is to take effect, and the denominator of which shall be the C.P.I. of the calendar month which is two (2) months prior to (sel one): ☐ the first month of the term of this Lease as set forth in paragraph 1.3 ("Base Month") or [X] (Fill in Other "Base Month October 2008. The sum so calculated shall constitute the new monthly rent hereunder, but in no event, shall a such new monthly rent be less than the rent payable for the month immediately preceding the date for rent adjustment.

(c) In the event the compilation and/or publication of the C.P.I. shall be transferred to any other governmer department or bureau or agency or shall be discontinued, then the index most nearly the same as the C.P.I. shall be used to ma such calculation. In the event that Lessor and Lessee cannot agree on such alternative index, then the matter shall be submitt for decision to the American Arbitration Association in accordance with the then rules of said association and the decision of t arbitrators shall be binding upon the parties. The cost of said Arbitrators shall be paid equally by Lessor and Lessee.

☐ II. **Market Rental Value Adjustment(s) (MRV)**

(a) On (Fill in MRV Adjustment Date(s): ______

the monthly rent payable under paragraph 1.5 ("Base Rent") of the attached Lease shall be adjusted to the "Market Rental Val of the property as follows:

1) Four months prior to the Market Rental Value (MRV) Adjustment Date(s) described above, Lessor a Lessee shall meet to establish an agreed upon new MRV for the specified term. If agreement cannot be reached, then:

Initials: ______ Initials: ______

i) Lessor and Lessee shall immediately appoint a mutually acceptable appraiser or broker to establis the new MRV within the next 30 days. Any associated costs will be split equally between the parties, or

ii) Both Lessor and Lessee shall each immediately select and pay the appraiser or broker of their choice t establish a MRV within the next 30 days. If, for any reason, either one of the appraisals is not completed within the next 30 days, a stipulated, then the appraisal that is completed at that time shall automatically become the new MRV. If both appraisals ar completed and the two appraisers/brokers cannot agree on a reasonable average MRV then they shall immediately select a thir mutually acceptable appraiser/broker to establish a third MRV within the next 30 days. The average of the two appraisals closes in value shall then become the new MRV. The costs of the third appraisal will be split equally between the parties.

2) In any event, the new MRV shall not be less than the rent payable for the month immediately precedin the date for rent adjustment.

(b) Upon the establishment of each New Market Rental Value as described in paragraph AII:

1) the monthly rental sum so calculated for each term as specified in paragraph AII(a) will become the nev "Base Rent" for the purpose of calculating any further Cost of Living Adjustments as specified in paragraph AI(a) above anc

2) the first month of each Market Rental Value term as specified in paragraph AII(a) shall become the nev "Base Month" for the purpose of calculating any further Cost of Living Adjustments as specified in paragraph AI(b).

☐ III. **Fixed Rental Adjustment(s) (FRA)**

The monthly rent payable under paragraph 1.5 ("Base Rent") of the attached Lease shall be increased to the following amount on the dates set forth below:

On (Fill in FRA Adjustment Date(s)):	The New Base Rental shall be:
________________	$ ________________
________________	$ ________________
________________	$ ________________
________________	$ ________________

B. **NOTICE:** Unless specified otherwise herein, notice of any escalations other than Fixed Rental Adjustments shall b made as specified in paragraph 23 of the attached Lease.

C. **BROKER'S FEE:**

The Real Estate Brokers specified in paragraph 1.10 of the attached Lease shall be paid a Brokerage Fee for eacl adjustment specified above in accordance with paragraph 15 of the attached Lease.

D. The rental rate adjustments for the option periods exercised shall be the same calculations as used in the original term whereby the base rent shall be adjusted each two (2) year period in accordance with the cost of living adjustment with a cap of seven percent (7%) **and a floor of two percent (2%).**

Initials: ________ Initials: ________



RENT ADJUSTMENT(S)

ADDENDUM TO STANDARD LEASE

Dated July 9, 1998

By and Between (Lessor) Monarch Bay Company

(Lessee) FINANCIAL DATA SOLUTIONS, INC. a California Corporation

Property Address: 41188 Sandalwood Circle, Murrietta, CA

Paragraph 53

A. **RENT ADJUSTMENTS:**

The monthly rent for each month of the adjustment period(s) specified below shall be increased using the method(indicated below:

(Check Method(s) to be Used and Fill in Appropriately)

[x] I. **Cost of Living Adjustment(s) (COL)**

(a) On (Fill in COL Adjustment Date(s): Each two (2) year anniversary of the commencement date the monthly rent payable under paragraph 1.5 ("Base Rent") of the attached Lease shall be adjusted by the change, if any, fro the Base Month specified below, in the Consumer Price Index of the Bureau of Labor Statistics of the U.S. Department of Lab for (select one): [ ] CPI W (Urban Wage Earners and Clerical Workers) or [x] CPI U (All Urban Consumers), for (Fill in Urban Area Riverside/San Bernardino, All Item (1982-1984 = 100), herein referred to as "C.P.I."

(b) The monthly rent payable in accordance with paragraph AI(a) of this Addendum shall be calculated as follow the Base Rent set forth in paragraph 1.5 of the attached Lease, shall be multiplied by a fraction the numerator of which shall be th C.P.I. of the calendar month 2 (two) months prior to the month(s) specified in paragraph AI(a) above during which the adjustme is to take effect, and the denominator of which shall be the C.P.I. of the calendar month which is two (2) months prior to (sele one): [x] the first month of the term of this Lease as set forth in paragraph 1.3 ("Base Month") or [ ] (Fill in Other "Base Month" ______. The sum so calculated shall constitute the new monthly rent hereunder, but in no event, shall an such new monthly rent be less than the rent payable for the month immediately preceding the date for rent adjustment.

(c) In the event the compilation and/or publication of the C.P.I. shall be transferred to any other governmen department or bureau or agency or shall be discontinued, then the index most nearly the same as the C.P.I. shall be used to ma such calculation. In the event that Lessor and Lessee cannot agree on such alternative index, then the matter shall be submitt for decision to the American Arbitration Association in accordance with the then rules of said association and the decision of t arbitrators shall be binding upon the parties. The cost of said Arbitrators shall be paid equally by Lessor and Lessee.

The adjusted rent based upon the above calculations shall be capped at seven percent (7%) per adjustment, with a two percent (2%) floor.

[ ] II. **Market Rental Value Adjustment(s) (MRV)**

(a) On (Fill in MRV Adjustment Date(s): ______ the monthly rent payable under paragraph 1.5 ("Base Rent") of the attached Lease shall be adjusted to the "Market Rental Valu of the property as follows:

1) Four months prior to the Market Rental Value (MRV) Adjustment Date(s) described above, Lessor a Lessee shall meet to establish an agreed upon new MRV for the specified term. If agreement cannot be reached, then:

i) Lessor and Lessee shall immediately appoint a mutually acceptable appraiser or broker to establ the new MRV within the next 30 days. Any associated costs will be split equally between the parties, or

ii) Both Lessor and Lessee shall each immediately select and pay the appraiser or broker of their choice establish a MRV within the next 30 days. If, for any reason, either one of the appraisals is not completed within the next 30 days, stipulated, then the appraisal that is completed at that time shall automatically become the new MRV. If both appraisals a completed and the two appraisers/brokers cannot agree on a reasonable average MRV then they shall immediately select a th mutually acceptable appraiser/broker to establish a third MRV within the next 30 days. The average of the two appraisals clos in value shall then become the new MRV. The costs of the third appraisal will be split equally between the parties.

Initials: ______ Initials: ______

2) In any event, the new MRV shall not be less than the rent payable for the month immediately prece the date for rent adjustment.

(b) Upon the establishment of each New Market Rental Value as described in paragraph AII:

1) *the monthly rental sum so calculated for each term as specified in paragraph AII(a) will become the* "Base Rent" for the purpose of calculating any further Cost of Living Adjustments as specified in paragraph AI(a) above
2) the first month of each Market Rental Value term as specified in paragraph AII(a) shall become the "Base Month" for the purpose of calculating any further Cost of Living Adjustments as specified in paragraph AI(b).

☐ III. **Fixed Rental Adjustment(s) (FRA)**

The monthly rent payable under paragraph 1.5 ("Base Rent") of the attached Lease shall be increased to the following amo on the dates set forth below:

On (Fill in FRA Adjustment Date(s)):	The New Base Rental shall be:
____________	$ ____________
____________	$ ____________
____________	$ ____________
____________	$ ____________

B. **NOTICE:** Unless specified otherwise herein, notice of any escalations other than Fixed Rental Adjustment(s) sha made as specified in paragraph 23 of the attached Lease.

C. **BROKER'S FEE:**

The Real Estate Brokers specified in paragraph 1.10 of the attached Lease shall be paid a Brokerage Fee for (adjustment specified above in accordance with paragraph 15 of the attached Lease.

Initials: ________

Initials: ________



AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION

GUARANTY OF LEASE

WHEREAS, Monarch Bay Company, hereinafter "Lessor", and Financial Data Solutions, hereinafter "Lessee", are about to execute a document entitled "Lease" dated July 9, 1998 concerning the premises commonly known as 41188 Sandalwood Circle, Murrieta

wherein Lessor will lease the premises to Lessee, and

WHEREAS, Southwest Community Bank

hereinafter "Guarantors" have a financial interest in Lessee, and

WHEREAS, Lessor would not execute the Lease if Guarantors did not execute and deliver to Lessor this Guarantee of Lease.

NOW THEREFORE, in consideration of the execution of the foregoing Lease by Lessor and as a material inducement to Lessor to execute said Lease, Guarantors hereby jointly, severally, unconditionally and irrevocably guarantee the prompt payment by Lessee of all rents and all other sums payable by Lessee under said Lease and the faithful and prompt performance by Lessee of each and every one of the terms, conditions and covenants of said Lease to be kept and performed by Lessee.

It is specifically agreed that the terms of the foregoing Lease may be modified by agreement between Lessor and Lessee, or by a course of conduct, and said Lease may be assigned by Lessor or any assignee of Lessor without consent or notice to Guarantors and that this Guaranty shall guarantee the performance of said Lease as so modified.

This Guaranty shall not be released, modified or affected by the failure or delay on the part of Lessor to enforce any of the rights or remedies of the Lessor under said Lease, whether pursuant to the terms thereof or at law or in equity.

No notice of default need be given to Guarantors, it being specifically agreed that the guarantee of the undersigned is a continuing guarantee under which Lessor may proceed immediately against Lessee and/or against Guarantors following any breach or default by Lessee or for the enforcement of any rights which Lessor may have as against Lessee under the terms of the Lease or at law or in equity.

Lessor shall have the right to proceed against Guarantors hereunder following any breach or default by Lessee without first proceeding against Lessee and without previous notice to or demand upon either Lessee or Guarantors.

Guarantors hereby waive (a) notice of acceptance of this Guaranty, (b) demand of payment, presentation and protest, (c) all right to assert or plead any statute of limitations relating to this Guaranty or the Lease, (d) any right to require the Lessor to proceed against the Lessee or any other Guarantor or any other person or entity liable to Lessor, (e) any right to require Lessor to apply to any default, any security deposit or other security it may hold under the Lease, (f) any right to require Lessor to proceed under any other remedy Lessor may have before proceeding against Guarantors, (g) any right of subrogation.

Guarantors do hereby subrogate all existing or future indebtedness of Lessee to Guarantors to the obligations owed to Lessor under the Lease and this Guaranty.

If a Guarantor is married, such Guarantor expressly agrees that recourse may be had against his or her separate property for all of the obligations hereunder.

The obligations of Lessee under the Lease to execute and deliver estoppel statements and financial statements, as therein provided, shall be deemed to also require the Guarantors hereunder to do and provide the same.

The term "Lessor" refers to and means the Lessor named in the Lease and also Lessor's successors and assigns. So long as Lessor's interest in the Lease, the leased premises or the rents, issues and profits therefrom, are subject to any mortgage or deed of trust or assignment for security, no acquisition by Guarantors of the Lessor's interest shall affect the continuing obligation of Guarantors under this Guaranty which shall nevertheless continue in full force and effect for the benefit of the mortgagee, beneficiary, trustee or assignee under such mortgage, deed of trust or assignment and their successors and assigns.

The term "Lessee" refers to and means the Lessee named in the Lease and also Lessee's successors and assigns.

In the event any action be brought by said Lessor against Guarantors hereunder to enforce the obligation of Guarantors hereunder, the unsuccessful party in such action shall pay to the prevailing party therein a reasonable attorney's fee which shall be fixed by the court.

If this Form has been filled in, it has been prepared for submission to your attorney for his approval. No representation or recommendation is made by the American Industrial Real Estate Association, the real estate broker or its agents or employees as to the legal sufficiency, legal effect, or tax consequences of this Form or the transaction relating thereto.

Executed at ____________________

on ____________________

Address 277 N. El Camino Real
Encinitas, CA 92024

Frank J. Mercardante
President/CEO
Southwest Community Bank

"GUARANTORS"

EXHIBIT "A"

SITE PLAN

41188 Sandalwood Circle, Murrieta, California


G.L. DOOR
±8,667 SQ.FT.
G.L. DOOR
RR
RR
OFFICE
RECEPT.
OFFICE
PLANTER
SANDALWOOD CIRCLE

Site plan not to scale

Jun-24-98 05:23P Grubb & Ellis - Temecula 909.699.3028 P.06
SENT BY: 6-24-98 14:58 : MINEGAR CONTRACTING

MONARCH BAY COMPANY

P.O. Box 879
41743 Enterprise Circle North
Suite B-108
Temecula, CA 92590

Phone 909/699-4898
Fax 909/699-3598

A General Partnership

EXHIBIT A-1

June 20, 1998

Tenant Improvements inclusions

1. Plans, permits, fees
2. Frame and stucco 2 existing rollup door locations
3. 10' drop ceilings throughout all four areas, 1,2,3,4 & 5
4. Insulation above all drop ceilings
5. Fire sprinklers per code
6. 400 amp service, 40 standard 110 outlets, 76- 2' x 4' three tube lights, same as existing offices
7. Allowance for equipment electrical distribution, $9,000.00 included
8. VA tile at areas 1, 4 & 5, carpet similar to existing offices at areas 2 & 3
9. All doors and frames to match existing offices
11. Approximately 80' of balloon wall (full height) separating areas 1&5, areas 1&2, and areas 3&4. All other walls to be 10' tall
12. Area E, kitchen, to include 1 sink mounted in 10' long cabinet with upper cupboards 10' long
13. 1 additional parking space at existing eastern rollup door
14. HVAC all areas, complete with gas heating
15. All interior paint to match existing color
16. Fire sprinkler riser located in area 3 to remain as is

Completion time, ~~[illegible]~~ 45 DAYS PERMIT ISSUE

EUGENE QUIRK TIM STUDER PETER MINEGAR



EXHIBIT A - 2


47'
1
2
3
4
5
86'-0"
16'-0"
EXISTING OFFICES

STANDARD INDUSTRIAL LEASE — MULTI-TENANT

AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION

Murrieta warehouse

1. Parties. This Lease, dated, for reference purposes only, Sept 30, 2002 is made by and between SANDCO PROPERTIES L.L.C AND (herein called "Lessor") and FINANCIAL DATA SOLUTIONS INC. (herein called "Lessee").

2. Premises, Parking and Common Areas.

2.1 **Premises.** Lessor hereby leases to Lessee and Lessee leases from Lessor for the term, at the rental, and upon all of the conditions set forth herein, real property situated in the County of Riverside, State of Calif. commonly known as 41162 Sandalwood Circle, Unit "A" Murrieta, Ca. and described as 3500 ft Industrial office/storage herein referred to as the "Premises", as may be outlined on an Exhibit attached hereto, including rights to the Common Areas as hereinafter specified but not including any rights to the roof of the Premises or to any Building in the Industrial Center. The Premises are a portion of a building, herein referred to as the "Building." The Premises, the Building, the Common Areas, the land upon which the same are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "Industrial Center."

2.2 **Vehicle Parking.** Lessee shall be entitled to 8 vehicle parking spaces, unreserved and unassigned, on those portions of the Common Areas designated by Lessor for parking. Lessee shall not use more parking spaces than said number. Said parking spaces shall be used only for parking by vehicles no larger than full size passenger automobiles or pick-up trucks, herein called "Permitted Size Vehicles." Vehicles other than Permitted Size Vehicles are herein referred to as "Oversized Vehicles."

2.2.1 Lessee shall not permit or allow any vehicles that belong to or are controlled by Lessee or Lessee's employees, suppliers, shippers, customers, or invitees to be loaded, unloaded, or parked in areas other than those designated by Lessor for such activities.

2.2.2 If Lessee permits or allows any of the prohibited activities described in paragraph 2.2 of this Lease, then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

2.3 **Common Areas — Definition.** The term "Common Areas" is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Industrial Center that are provided and designated by the Lessor from time to time for the general non-exclusive use of Lessor, Lessee and of other lessees of the Industrial Center and their respective employees, suppliers, shippers, customers and invitees, including parking areas, loading and unloading areas, trash areas, roadways, sidewalks, walkways, parkways, driveways and landscaped areas.

2.4 **Common Areas — Lessee's Rights.** Lessor hereby grants to Lessee, for the benefit of Lessee and its employees, suppliers, shippers, customers and invitees, during the term of this Lease, the non-exclusive right to use, in common with others entitled to such use, the Common Areas as they exist from time to time, subject to any rights, powers, and privileges reserved by Lessor under the terms hereof or under the terms of any rules and regulations or restrictions governing the use of the Industrial Center. Under no circumstances shall the right herein granted to use the Common Areas be deemed to include the right to store any property, temporarily or permanently, in the Common Areas. Any such storage shall be permitted only by the prior written consent of Lessor or Lessor's designated agent, which consent may be revoked at any time. In the event that any unauthorized storage shall occur then Lessor shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove the property and charge the cost to Lessee, which cost shall be immediately payable upon demand by Lessor.

2.5 **Common Areas — Rules and Regulations.** Lessor or such other person(s) as Lessor may appoint shall have the exclusive control and management of the Common Areas and shall have the right, from time to time, to establish, modify, amend and enforce reasonable rules and regulations with respect thereto. Lessee agrees to abide by and conform to all such rules and regulations, and to cause its employees, suppliers, shippers, customers, and invitees to so abide and conform. Lessor shall not be responsible to Lessee for the non-compliance with said rules and regulations by other lessees of the Industrial Center.

2.6 **Common Areas — Changes.** Lessor shall have the right, in Lessor's sole discretion, from time to time:

(a) To make changes to the Common Areas, including, without limitation, changes in the location, size, shape and number of driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas and walkways; (b) To close temporarily any of the Common Areas for maintenance purposes so long as reasonable access to the Premises remains available; (c) To designate other land outside the boundaries of the Industrial Center to be a part of the Common Areas; (d) To add additional buildings and improvements to the Common Areas; (e) To use the Common Areas while engaged in making additional improvements, repairs or alterations to the Industrial Center, or any portion thereof; (f) To do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Industrial Center as Lessor may, in the exercise of sound business judgment, deem to be appropriate.

2.6.1 Lessor shall at all times provide the parking facilities required by applicable law and in no event shall the number of parking spaces that Lessee is entitled to under paragraph 2.2 be reduced.

3. Term.

3.1 **Term.** The term of this Lease shall be for 3 Years commencing on Oct 1, 2002 and ending on Sept 30 2005 unless sooner terminated pursuant to any provision hereof. OCT, NOV. MOVE IN CONSIDERATION RENT FREE.

3.2 **Delay in Possession.** Notwithstanding said commencement date, if for any reason Lessor cannot deliver possession of the Premises to Lessee on said date, Lessor shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease or the obligations of Lessee hereunder or extend the term hereof, but in such case, Lessee shall not be obligated to pay rent or perform any other obligation of Lessee under the terms of this Lease, except as may be otherwise provided in this Lease, until possession of the Premises is tendered to Lessee; provided, however, that if Lessor shall not have delivered possession of the Premises within sixty (60) days from said commencement date, Lessee may, at Lessee's option, by notice in writing to Lessor within ten (10) days thereafter, cancel this Lease, in which event the parties shall be discharged from all obligations hereunder; provided further, however, that if such written notice of Lessee is not received by Lessor within said ten (10) day period, Lessee's right to cancel this Lease hereunder shall terminate and be of no further force or effect.

3.3 **Early Possession.** If Lessee occupies the Premises prior to said commencement date, such occupancy shall be subject to all provisions of this Lease, such occupancy shall not advance the termination date, and Lessee shall pay rent for such period at the initial monthly rates set forth below.

4. Rent.

4.1 **Base Rent.** Lessee shall pay to Lessor, as Base Rent for the Premises, without any offset or deduction, except as may be otherwise expressly provided in this Lease, on the 1 day of each month of the term hereof, monthly payments in advance of $ 2,975.00 plus $100.00 Trash & Water plus 1 Mo. Deposit of $ 2,975.00 Total $ 6050.00 — Refundable Deposit upon Departure of Lease.

Lessee shall pay Lessor upon execution hereof $ 2,975.00 as Base Rent for 1st Mo. beginning 12-1-02

Rent for any period during the term hereof which is for less than one month shall be a pro rata portion of the Base Rent. Rent shall be payable in lawful money of the United States to Lessor at the address stated herein or to such other persons or at such other places as Lessor may designate in writing.

4.2 **Operating Expenses.** Lessee shall pay to Lessor during the term hereof, in addition to the Base Rent, Lessee's Share, as hereinafter defined, of all Operating Expenses, as hereinafter defined, during each calendar year of the term of this Lease, in accordance with the following provisions:

(a) "Lessee's Share" is defined, for purposes of this Lease, as —— percent.

(b) "Operating Expenses" is defined, for purposes of this Lease, as all costs incurred by Lessor, if any, for:

(i) The operation, repair and maintanence, in neat, clean, good order and condition, of the following:

(aa) The Common Areas, including parking areas, loading and unloading areas, trash areas, roadways, sidewalks, walkways, parkways, driveways, landscaped areas, striping, bumpers, irrigation systems, Common Area lighting facilities and fences and gates;

(bb) Trash disposal services;

(cc) Tenant directories.

(dd) Fire detection systems including sprinkler system maintenance and repair;

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(ee) Security services;
(ff) Any other service to be provided by Lessor that is elsewhere in this Lease stated to be an "Operating Expense;"
(ii) Any deductible portion of an insured loss concerning any of the items or matters described in this paragraph 4.2;
(iii) The cost of the premiums for the liability and property insurance policies to be maintained by Lessor under paragraph 8 hereof;
(iv) The amount of the real property tax to be paid by Lessor under paragraph 10.1 hereof;
(v) The cost of water, gas and electricity to service the Common Areas.

(c) The inclusion of the improvements, facilities and services set forth in paragraph 4.2(b)(i) of the definition of Operating Expenses shall not be deemed to impose an obligation upon Lessor to either have said improvements or facilities or to provide those services unless the Industrial Center already has the same, Lessor already provides the services, or Lessor has agreed elsewhere in this Lease to provide the same or some of them.

(d) Lessee's Share of Operating Expenses shall be payable by Lessee within ten (10) days after a reasonably detailed statement of actual expenses is presented to Lessee by Lessor. At Lessor's option, however, an amount may be estimated by Lessor from time to time of Lessee's Share of annual Operating Expenses and the same shall be payable monthly or quarterly, as Lessor shall designate, during each twelve-month period of the Lease term, on the same day as the Base Rent is due hereunder. In the event that Lessee pays Lessor's estimate of Lessee's Share of Operating Expenses as aforesaid, Lessor shall deliver to Lessee within sixty (60) days after the expiration of each calendar year a reasonably detailed statement showing Lessee's Share of the actual Operating Expenses incurred during the preceding year. If Lessee's payments under this paragraph 4.2(d) during said preceding year exceed Lessee's Share as indicated on said statement, Lessee shall be entitled to credit the amount of such overpayment against Lessee's Share of Operating Expenses next falling due. If Lessee's payments under this paragraph during said preceding year were less than Lessee's Share as indicated on said statement, Lessee shall pay to Lessor the amount of the deficiency within ten (10) days after delivery by Lessor to Lessee of said statement.

5. **Security Deposit.** Lessee shall deposit with Lessor upon execution hereof $ 2,975.00 as security for Lessee's faithful performance of Lessee's obligations hereunder. If Lessee fails to pay rent or other charges due hereunder, or otherwise defaults with respect to any provision of this Lease, Lessor may use, apply or retain all or any portion of said deposit for the payment of any rent or other charge in default or for the payment of any other sum to which Lessor may become obligated by reason of Lessee's default, or to compensate Lessor for any loss or damage which Lessor may suffer thereby. If Lessor so uses or applies all or any portion of said deposit, Lessee shall within ten (10) days after written demand therefor deposit cash with Lessor in an amount sufficient to restore said deposit to the full amount then required of Lessee. If the monthly rent shall, from time to time, increase during the term of this Lease, Lessee shall, at the time of such increase, deposit with Lessor additional money as a security deposit so that the total amount of the security deposit held by Lessor shall at all times bear the same proportion to the then current Base Rent as the initial security deposit bears to the initial Base Rent set forth in paragraph 4. Lessor shall not be required to keep said security deposit separate from its general accounts. If Lessee performs all of Lessee's obligations hereunder, said deposit, or so much thereof as has not theretofore been applied by Lessor, shall be returned, without payment of interest or other increment for its use, to Lessee (or, at Lessor's option, to the last assignee, if any, of Lessee's interest hereunder) at the expiration of the term hereof, and after Lessee has vacated the Premises. No trust relationship is created herein between Lessor and Lessee with respect to said Security Deposit.

6. **Use.**

6.1 **Use.** The Premises shall be used and occupied only for STORAGE / OFFICE

or any other use which is reasonably comparable and for no other purpose.

6.2 **Compliance with Law.**

(a) Lessor warrants to Lessee that the Premises, in the state existing on the date that the Lease term commences, but without regard to the use for which Lessee will occupy the Premises, does not violate any covenants or restrictions of record, or any applicable building code, regulation or ordinance in effect on such Lease term commencement date. In the event it is determined that this warranty has been violated, then it shall be the obligation of the Lessor, after written notice from Lessee, to promptly, at Lessor's sole cost and expense, rectify any such violation. In the event Lessee does not give to Lessor written notice of the violation of this warranty within six months from the date that the Lease term commences, the correction of same shall be the obligation of the Lessee at Lessee's sole cost. The warranty contained in this paragraph 6.2(a) shall be of no force or effect if, prior to the date of this Lease, Lessee was an owner or occupant of the Premises and, in such event, Lessee shall correct any such violation at Lessee's sole cost.

(b) Except as provided in paragraph 6.2(a) Lessee shall, at Lessee's expense, promptly comply with all applicable statutes, ordinances, rules, regulations, orders, covenants and restrictions of record, and requirements of any fire insurance underwriters or rating bureaus, now in effect or which may hereafter come into effect, whether or not they reflect a change in policy from that now existing, during the term or any part of the term hereof, relating in any manner to the Premises and the occupation and use by Lessee of the Premises and of the Common Areas. Lessee shall not use nor permit the use of the Premises or the Common Areas in any manner that will tend to create waste or a nuisance or shall tend to disturb other occupants of the Industrial Center.

6.3 **Condition of Premises.**

(a) Lessor shall deliver the Premises to Lessee clean and free of debris on the Lease commencement date (unless Lessee is already in possession) and Lessor warrants to Lessee that the plumbing, lighting, air conditioning, heating, and loading doors in the Premises shall be in good operating condition on the Lease commencement date. In the event that it is determined that this warranty has been violated, then it shall be the obligation of Lessor, after receipt of written notice from Lessee setting forth with specificity the nature of the violation, to promptly, at Lessor's sole cost, rectify such violation. Lessee's failure to give such written notice to Lessor within thirty (30) days after the Lease commencement date shall cause the conclusive presumption that Lessor has complied with all of Lessor's obligations hereunder. The warranty contained in this paragraph 6.3(a) shall be of no force or effect if prior to the date of this Lease, Lessee was an owner or occupant of the Premises.

(b) Except as otherwise provided in this Lease, Lessee hereby accepts the Premises in their condition existing as of the Lease commencement date or the date that Lessee takes possession of the Premises, whichever is earlier, subject to all applicable zoning, municipal, county and state laws, ordinances and regulations governing and regulating the use of the Premises, and any covenants or restrictions of record, and accepts this Lease subject thereto and to all matters disclosed thereby and by any exhibits attached hereto. Lessee acknowledges that neither Lessor nor Lessor's agent has made any representation or warranty as to the present or future suitability of the Premises for the conduct of Lessee's business.

7. **Maintenance, Repairs, Alterations and Common Area Services.**

7.1 **Lessor's Obligations.** Subject to the provisions of paragraphs 4.2 (Operating Expenses), 6 (Use), 7.2 (Lessee's Obligations) and 9 (Damage or Destruction) and except for damage caused by any negligent or intentional act or omission of Lessee, Lessee's employees, suppliers, shippers, customers, or invitees, in which event Lessee shall repair the damage, Lessor, at Lessor's expense, subject to reimbursement pursuant to paragraph 4.2, shall keep in good condition and repair the foundations, exterior walls, structural condition of interior bearing walls, and roof of the Premises, as well as the parking lots, walkways, driveways, landscaping, fences, signs and utility installations of the Common Areas and all parts thereof, as well as providing the services for which there is an Operating Expense pursuant to paragraph 4.2. Lessor shall not, however, be obligated to paint the exterior or interior surface of exterior walls, nor shall Lessor be required to maintain, repair or replace windows, doors or plate glass of the Premises. Lessor shall have no obligation to make repairs under this paragraph 7.1 until a reasonable time after receipt of written notice from Lessee of the need for such repairs. Lessee expressly waives the benefits of any statute now or hereafter in effect which would otherwise afford Lessee the right to make repairs at Lessor's expense or to terminate this Lease because of Lessor's failure to keep the Premises in good order, condition and repair. Lessor shall not be liable for damages or loss of any kind or nature by reason of Lessor's failure to furnish any Common Area Services when such failure is caused by accident, breakage, repairs, strikes, lockout, or other labor disturbances or disputes of any character, or by any other cause beyond the reasonable control of Lessor.

7.2 **Lessee's Obligations.**

(a) Subject to the provisions of paragraphs 6 (Use), 7.1 (Lessor's Obligations), and 9 (Damage or Destruction), Lessee, at Lessee's expense, shall keep in good order, condition and repair the Premises and every part thereof (whether or not the damaged portion of the Premises or the means of repairing the same are reasonably or readily accessable to Lessee) including, without limiting the generality of the foregoing, all plumbing, heating, ventilating and air conditioning systems (Lessee shall procure and maintain, at Lessee's expense, a ventilating and air conditioning system maintenance contract), electrical and lighting facilities and equipment within the Premises, fixtures, interior walls and interior surfaces of exterior walls, ceilings, windows, doors, plate glass, and skylights located within the Premises. Lessor reserves the right to procure and maintain the ventilating and air conditioning system maintenance contract and if Lessor so elects, Lessee shall reimburse Lessor, upon demand, for the cost thereof.

(b) If Lessee fails to perform Lessee's obligations under this paragraph 7.2 or under any other paragraph of this Lease, Lessor may enter upon the Premises after ten (10) days' prior written notice to Lessee (except in the case of emergency, in which no notice shall be required), perform such obligations on Lessee's behalf and put the Premises in good order, condition and repair, and the cost thereof together with interest thereon at the maximum rate then allowable by law shall be due and payable as additional rent to Lessor together with Lessee's next Base Rent installment.

(c) On the last day of the term hereof, or on any sooner termination, Lessee shall surrender the Premises to Lessor in the same condition as received, ordinary wear and tear excepted, clean and free of debris. Any damage or deterioration of the Premises shall not be deemed ordinary wear and tear if the same could have been prevented by good maintenance practices. Lessee shall repair any damage to the Premises occasioned by the installation or removal of Lessee's trade fixtures, alterations, furnishings and equipment. Notwithstanding anything to the contrary otherwise stated in this Lease, Lessee shall leave the air lines, power panels, electrical distribution systems, lighting fixtures, space heaters, air conditioning, plumbing and fencing on the Premises in good operating condition.

7.3 **Alterations and Additions.**

(a) Lessee shall not, without Lessor's prior written consent make any alterations, improvements, additions, or Utility Installations in, on or about the Premises, or the Industrial Center, except for nonstructural alterations to the Premises not exceeding $2,500 in cumulative costs, during the term of this Lease. In any event, whether or not in excess of $2,500 in cumulative cost, Lessee shall make no change or alteration to the

Initials:

exterior of the Premises nor the exterior of the Building nor the Industrial Center without Lessor's prior written consent. As used in this paragraph 7.3 *the term "Utility Installation" shall mean carpeting, window coverings, air lines, power panels, electrical distribution systems, lighting fixtures,* space heaters, air conditioning, plumbing, and fencing. Lessor may require that Lessee remove any or all of said alterations, improvements additions or Utility Installations at the expiration of the term, and restore the Premises and the Industrial Center to their prior condition. Lessor may require Lessee to provide Lessor, at Lessee's sole cost and expense, a lien and completion bond in an amount equal to one and one-half times the estimated cost of such improvements, to insure Lessor against any liability for mechanic's and materialmen's liens and to insure completion of the work. Should Lessee make any alterations, improvements, additions or Utility Installations without the prior approval of Lessor, Lessor may, at any time during the term of this Lease, require that Lessee remove any or all of the same.

(b) Any alterations, improvements, additions or Utility Installations in or about the Premises or the Industrial Center that Lessee shall desire to make and which requires the consent of the Lessor shall be presented to Lessor in written form, with proposed detailed plans. If Lessor shall give its consent, the consent shall be deemed conditioned upon Lessee acquiring a permit to do so from appropriate governmental agencies *the furnishing of a copy thereof to Lessor prior to the commencement of the work and the compliance by Lessee of all conditions of said permit in a* prompt and expeditious manner.

(c) Lessee shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Lessee at or for use in the Premises, which claims are or may be secured by any mechanic's or materialmen's lien against the Premises, or the Industrial Center, or any interest therein. Lessee shall give Lessor not less than ten (10) days' notice prior to the commencement of any work in the Premises, and Lessor shall have the right to post notices of non-responsibility in or on the Premises or the Building as provided by law. If Lessee shall, in good faith contest the validity of any such lien, claim or demand, then Lessee shall, at its sole expense defend itself and Lessor against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof against the Lessor or the Premises or the Industrial Center, upon the condition that if Lessor shall require, Lessee shall furnish to Lessor a surety bond satisfactory to Lessor in an amount equal to such contested lien claim or demand indemnifying Lessor against liability for the same and holding the Premises and the Industrial Center *free from the effect of such lien or claim. In addition, Lessor may require Lessee to pay Lessor's attorneys fees and costs in participating in such* action if Lessor shall decide it is to Lessor's best interest to do so.

(d) All alterations, improvements, additions and Utility Installations (whether or not such Utility Installations constitute trade fixtures of Lessee), *which may be made on the Premises, shall be the property of Lessor and shall remain upon and be surrendered with the Premises at the* expiration of the Lease term, unless Lessor requires their removal pursuant to paragraph 7.3(a). Notwithstanding the provisions of this paragraph 7.3(d), Lessee's machinery and equipment, other than that which is affixed to the Premises so that it cannot be removed without material damage to the Premises, and other than Utility Installations, shall remain the property of Lessee and may be removed by Lessee subject to the provisions of paragraph 7.2.

7.4 **Utility Additions.** Lessor reserves the right to install new or additional utility facilities throughout the Building and the Common Areas for the benefit of Lessor or Lessee, or any other lessee of the Industrial Center, including, but not by way of limitation, such utilities as plumbing, electrical systems, security systems, communication systems, and fire protection and detection systems, so long as such installations do not unreasonably interfere with Lessee's use of the Premises.

8. *Insurance; Indemnity.*

8.1 **Liability Insurance — Lessee.** Lessee shall, at Lessee's expense, obtain and keep in force during the term of this Lease a policy of Combined Single Limit Bodily Injury and Property Damage insurance insuring Lessee and Lessor against any liability arising out of the use, *occupancy or maintenance of the Premises and the Industrial Center. Such insurance shall be in an amount not less than $500,000.00 per* occurrence. The policy shall insure performance by Lessee of the indemnity provisions of this paragraph 8. The limits of said insurance shall not however, limit the liability of Lessee hereunder.

*8.2 **Liability Insurance — Lessor.** Lessor shall obtain and keep in force during the term of this Lease a policy of Combined Single Limit Bodily* Injury and Property Damage Insurance, insuring Lessor, but not Lessee, against any liability arising out of the ownership, use, occupancy or maintenance of the Industrial Center in an amount not less than $500,000.00 per occurrence.

8.3 ***Property Insurance.*** *Lessor shall obtain and keep in force during the term of this Lease a policy or policies of insurance covering loss or* damage to the Industrial Center improvements, but not Lessee's personal property, fixtures, equipment or tenant improvements, in an amount not to exceed the full replacement value thereof, as the same may exist from time to time, providing protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief, flood (in the event same is required by a lender having a lien on the Premises) special extended perils ("all risk", as such term is used in the insurance industry), plate glass insurance and such other insurance as Lessor deems advisable. In addition, Lessor shall obtain and keep in force, during the term of this Lease, a policy of rental value insurance covering a period of one year, with loss payable to Lessor, which insurance shall also cover all Operating Expenses for said period. In the event that the *Premises shall suffer an insured loss as defined in paragraph 9.1(g) hereof, the deductible amounts under the casualty insurance policies relating to* the Premises shall be paid by Lessee.

8.4 **Payment of Premium Increase.**

(a) After the term of this Lease has commenced, Lessee shall not be responsible for paying Lessee's Share of any increase in the property insurance premium for the Industrial Center specified by Lessor's insurance carrier as being caused by the use, acts or omissions of any other lessee of the Industrial Center, or by the nature of such other lessee's occupancy which create an extraordinary or unusual risk.

(b) Lessee, however, shall pay the entirety of any increase in the property insurance premium for the Industrial Center over what it was immediately prior to the commencement of the term of this Lease if the increase is specified by Lessor's insurance carrier as being caused by the nature of Lessee's occupancy or any act or omission of Lessee.

8.5 **Insurance Policies.** Insurance required hereunder shall be in companies holding a "General Policyholders Rating" of at least B plus, or such other rating as may be required by a lender having a lien on the Premises, as set forth in the most current issue of "Best's Insurance Guide". Lessee shall not do or permit to be done anything which shall invalidate the insurance policies carried by Lessor. Lessee shall deliver to Lessor copies of liability insurance policies required under paragraph 8.1 or certificates evidencing the existence and amounts of such insurance within seven (7) days after the commencement date of this Lease. No such policy shall be cancellable or subject to reduction of coverage or other modification except after thirty (30) days prior written notice to Lessor. Lessee shall, at least thirty (30) days prior to the expiration of such policies furnish Lessor with renewals or "binders" thereof.

8.6 **Waiver of Subrogation.** Lessee and Lessor each hereby release and relieve the other, and waive their entire right of recovery against the other for loss or damage arising out of or incident to the perils insured against which perils occur in, on or about the Premises, whether due to the negligence of Lessor or Lessee or their agents, employees, contractors and/or invitees. Lessee and Lessor shall, upon obtaining the policies of insurance required give notice to the insurance carrier or carriers that the foregoing mutual waiver of subrogation is contained in this Lease.

8.7 **Indemnity.** Lessee shall indemnify and hold harmless Lessor from and against any and all claims arising from Lessee's use of the Industrial Center, or from the conduct of Lessee's business or from any activity, work or things done, permitted or suffered by Lessee in or about the Premises or elsewhere and shall further indemnify and hold harmless Lessor from and against any and all claims arising from any breach or default in the performance of any obligation on Lessee's part to be performed under the terms of this Lease, or arising from any act or omission of Lessee, or any of Lessee's agents, contractors, or employees, and from and against all costs, attorney's fees, expenses and liabilities incurred in the defense of any such claim or any action or proceeding brought thereon; and in case any action or proceeding be brought against Lessor by reason of any such claim, Lessee upon notice from Lessor shall defend the same at Lessee's expense by counsel reasonably satisfactory to Lessor and Lessor shall cooperate with Lessee in such defense. Lessee, as a material part of the consideration to Lessor, hereby assumes all risk of damage to property of Lessee or injury to persons, in, upon or about the Industrial Center arising from any cause and Lessee hereby waives all claims in respect thereof against Lessor.

8.8 **Exemption of Lessor from Liability.** Lessee hereby agrees that Lessor shall not be liable for injury to Lessee's business or any loss of income therefrom or for damage to the goods, wares, merchandise or other property of Lessee, Lessee's employees, invitees, customers, or any other person in or about the Premises or the Industrial Center, nor shall Lessor be liable for injury to the person of Lessee, Lessee's employees, agents or contractors, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures, or from any other cause whether said damage or injury results from conditions arising upon the Premises or upon other portions of the Industrial Center, or from other sources or places and regardless of whether the cause of such damage or injury or the means of repairing the same is inaccessible to Lessee. Lessor shall not be liable for any damages arising from any act or neglect of any other lessee, occupant or user of the Industrial Center, nor from the failure of Lessor to enforce the provisions of any other lease of the Industrial Center.

9. Damage or Destruction.

9.1 **Definitions.**

(a) "Premises Partial Damage" shall mean if the Premises are damaged or destroyed to the extent that the cost of repair is less than fifty percent of the then replacement cost of the Premises.

(b) "Premises Total Destruction" shall mean if the Premises are damaged or destroyed to the extent that the cost of repair is fifty percent or more of the then replacement cost of the Premises.

(c) "Premises Building Partial Damage" shall mean if the Building of which the Premises are a part is damaged or destroyed to the extent that the cost to repair is less than fifty percent of the then replacement cost of the Building.

(d) "Premises Building Total Destruction" shall mean if the Building of which the Premises are a part is damaged or destroyed to the extent that the cost to repair is fifty percent or more of the then replacement cost of the Building.

(e) "Industrial Center Buildings" shall mean all of the buildings on the Industrial Center site.

(f) "Industrial Center Buildings Total Destruction" shall mean if the Industrial Center Buildings are damaged or destroyed to the extent that the cost of repair is fifty percent or more of the then replacement cost of the Industrial Center Buildings.

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(g) "Insured Loss" shall mean damage or destruction which was covered by an event required to be covered by the insurance described in paragraph 8. The fact that an Insured Loss has a deductible amount shall not make the loss an uninsured loss.

(h) "Replacement Cost" shall mean the amount of money necessary to be spent in order to repair or rebuild the damaged area to the condition that existed immediately prior to the damage occurring excluding all improvements made by lessees.

9.2 **Premises Partial Damage; Premises Building Partial Damage.**

(a) Insured Loss: Subject to the provisions of paragraphs 9.4 and 9.5, if at any time during the term of this Lease there is damage which is an Insured Loss and which falls into the classification of either Premises Partial Damage or Premises Building Partial Damage, then Lessor shall, at Lessor's expense, repair such damage to the Premises, but not Lessee's fixtures, equipment or tenant improvements, as soon as reasonably possible and this Lease shall continue in full force and effect.

(b) Uninsured Loss: Subject to the provisions of paragraphs 9.4 and 9.5, if at any time during the term of this Lease there is damage which is not an Insured Loss and which falls within the classification of Premises Partial Damage or Premises Building Partial Damage, unless caused by a negligent or willful act of Lessee (in which event Lessee shall make the repairs at Lessee's expense), which damage prevents Lessee from using the Premises, Lessor may at Lessor's option either (i) repair such damage as soon as reasonably possible at Lessor's expense, in which event this Lease shall continue in full force and effect, or (ii) give written notice to Lessee within thirty (30) days after the date of the occurrence of such damage of Lessor's intention to cancel and terminate this Lease as of the date of the occurrence of such damage. In the event Lessor elects to give such notice of Lessor's intention to cancel and terminate this Lease, Lessee shall have the right within ten (10) days after the receipt of such notice to give written notice to Lessor of Lessee's intention to repair such damage at Lessee's expense, without reimbursement from Lessor, in which event this Lease shall continue in full force and effect, and Lessee shall proceed to make such repairs as soon as reasonably possible. If Lessee does not give such notice within such 10-day period this Lease shall be cancelled and terminated as of the date of the occurrence of such damage.

9.3 **Premises Total Destruction; Premises Building Total Destruction; Industrial Center Buildings Total Destruction.**

(a) Subject to the provisions of paragraphs 9.4 and 9.5, if at any time during the term of this Lease there is damage, whether or not it is an Insured Loss, and which falls into the classifications of either (i) Premises Total Destruction, or (ii) Premises Building Total Destruction, or (iii) Industrial Center Buildings Total Destruction, then Lessor may at Lessor's option either (i) repair such damage or destruction, but not Lessee's fixtures, equipment or tenant improvements, as soon as reasonably possible at Lessor's expense, and this Lease shall continue in full force and effect, or (ii) give written notice to Lessee within thirty (30) days after the date of occurrence of such damage of Lessor's intention to cancel and terminate this Lease, in which case this Lease shall be cancelled and terminated as of the date of the occurrence of such damage.

9.4 **Damage Near End of Term.**

(a) Subject to paragraph 9.4(b), if at any time during the last six months of the term of this Lease there is substantial damage, whether or not an Insured Loss, which falls within the classification of Premises Partial Damage, Lessor may at Lessor's option cancel and terminate this Lease as of the date of occurrence of such damage by giving written notice to Lessee of Lessor's election to do so within 30 days after the date of occurrence of such damage.

(b) Notwithstanding paragraph 9.4(a), in the event that Lessee has an option to extend or renew this Lease, and the time within which said option may be exercised has not yet expired, Lessee shall exercise such option, if it is to be exercised at all, no later than twenty (20) days after the occurrence of an Insured Loss falling within the classification of Premises Partial Damage during the last six months of the term of this Lease. If Lessee duly exercises such option during said twenty (20) day period, Lessor shall, at Lessor's expense, repair such damage, but not Lessee's fixtures, equipment or tenant improvements, as soon as reasonably possible and this Lease shall continue in full force and effect. If Lessee fails to exercise such option during said twenty (20) day period, then Lessor may at Lessor's option terminate and cancel this Lease as of the expiration of said twenty (20) day period by giving written notice to Lessee of Lessor's election to do so within ten (10) days after the expiration of said twenty (20) day period, notwithstanding any term or provision in the grant of option to the contrary.

9.5 **Abatement of Rent; Lessee's Remedies.**

(a) In the event Lessor repairs or restores the Premises pursuant to the provisions of this paragraph 9, the rent payable hereunder for the period during which such damage, repair or restoration continues shall be abated in proportion to the degree to which Lessee's use of the Premises is impaired. Except for abatement of rent, if any, Lessee shall have no claim against Lessor for any damage suffered by reason of any such damage, destruction, repair or restoration.

(b) If Lessor shall be obligated to repair or restore the Premises under the provisions of this paragraph 9 and shall not commence such repair or restoration within ninety (90) days after such obligation shall accrue, Lessee may at Lessee's option cancel and terminate this Lease by giving Lessor written notice of Lessee's election to do so at any time prior to the commencement of such repair or restoration. In such event this Lease shall terminate as of the date of such notice.

9.6 **Termination — Advance Payments.** Upon termination of this Lease pursuant to this paragraph 9, an equitable adjustment shall be made concerning advance rent and any advance payments made by Lessee to Lessor. Lessor shall, in addition, return to Lessee so much of Lessee's security deposit as has not theretofore been applied by Lessor.

9.7 **Waiver.** Lessor and Lessee waive the provisions of any statute which relate to termination of leases when leased property is destroyed and agree that such event shall be governed by the terms of this Lease.

10. **Real Property Taxes.**

10.1 **Payment of Taxes.** Lessor shall pay the real property tax, as defined in paragraph 10.3, applicable to the Industrial Center subject to reimbursement by Lessee of Lessee's Share of such taxes in accordance with the provisions of paragraph 4.2, except as otherwise provided in paragraph 10.2.

10.2 **Additional Improvements.** Lessee shall not be responsible for paying Lessee's Share of any increase in real property tax specified in the tax assessor's records and work sheets as being caused by additional improvements placed upon the Industrial Center by other lessees or by Lessor for the exclusive enjoyment of such other lessees. Lessee shall, however, pay to Lessor at the time that Operating Expenses are payable under paragraph 4.2(c) the entirety of any increase in real property tax if assessed solely by reason of additional improvements placed upon the Premises by Lessee or at Lessee's request.

10.3 **Definition of "Real Property Tax."** As used herein, the term "real property tax" shall include any form of real estate tax or assessment, general, special, ordinary or extraordinary, and any license fee, commercial rental tax, improvement bond or bonds, levy or tax (other than inheritance, personal income or estate taxes) imposed on the Industrial Center or any portion thereof by any authority having the direct or indirect power to tax, including any city, county, state or federal government, or any school, agricultural, sanitary, fire, street, drainage or other improvement district thereof, as against any legal or equitable interest of Lessor in the Industrial Center or in any portion thereof, as against Lessor's right to rent or other income therefrom, and as against Lessor's business of leasing the Industrial Center. The term "real property tax" shall also include any tax, fee, levy, assessment or charge (i) in substitution of, partially or totally, any tax, fee, levy, assessment or charge hereinabove included within the definition of "real property tax," or (ii) the nature of which was hereinbefore included within the definition of "real property tax," or (iii) which is imposed for a service or right not charged prior to June 1, 1978, or, if previously charged, has been increased since June 1, 1978, or (iv) which is imposed as a result of a transfer, either partial or total, of Lessor's interest in the Industrial Center or which is added to a tax or charge hereinbefore included within the definition of real property tax by reason of such transfer, or (v) which is imposed by reason of this transaction, any modifications or changes hereto, or any transfers hereof.

10.4 **Joint Assessment.** If the Industrial Center is not separately assessed, Lessee's Share of the real property tax liability shall be an equitable proportion of the real property taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be determined by Lessor from the respective valuations assigned in the assessor's work sheets or such other information as may be reasonably available. Lessor's reasonable determination thereof, in good faith, shall be conclusive.

10.5 **Personal Property Taxes.**

(a) Lessee shall pay prior to delinquency all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the Premises or elsewhere. When possible, Lessee shall cause said trade fixtures, furnishings, equipment and all other personal property to be assessed and billed separately from the real property of Lessor.

(b) If any of Lessee's said personal property shall be assessed with Lessor's real property, Lessee shall pay to Lessor the taxes attributable to Lessee within ten (10) days after receipt of a written statement setting forth the taxes applicable to Lessee's property.

11. **Utilities.** Lessee shall pay for all water, gas, heat, light, power, telephone and other utilities and services supplied to the Premises, together with any taxes thereon. If any such services are not separately metered to the Premises, Lessee shall pay at Lessor's option, either Lessee's Share or a reasonable proportion to be determined by Lessor of all charges jointly metered with other premises in the Building.

12. **Assignment and Subletting.**

12.1 **Lessor's Consent Required.** Lessee shall not voluntarily or by operation of law assign, transfer, mortgage, sublet, or otherwise transfer or encumber all or any part of Lessee's interest in the Lease or in the Premises, without Lessor's prior written consent, which Lessor shall not unreasonably withhold. Lessor shall respond to Lessee's request for consent hereunder in a timely manner and any attempted assignment, transfer, mortgage, encumbrance or subletting without such consent shall be void, and shall constitute a breach of this Lease without the need for notice to Lessee under paragraph 13.1.

12.2 **Lessee Affiliate.** Notwithstanding the provisions of paragraph 12.1 hereof, Lessee may assign or sublet the Premises, or any portion thereof, without Lessor's consent, to any corporation which controls, is controlled by or is under common control with Lessee, or to any corporation resulting from the merger or consolidation with Lessee, or to any person or entity which acquires all the assets of Lessee as a going concern of the business that is being conducted on the Premises, all of which are referred to as "Lessee Affiliate," provided that before such assignment shall be effective said assignee shall assume, in full, the obligations of Lessee under this Lease. Any such assignment shall not, in any

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way, affect or limit the liability of Lessee under the terms of this Lease even if after such assignment or subletting the terms of this Lease are materially changed or altered without the consent of Lessee, the consent of whom shall not be necessary.

12.3 **Terms and Conditions of Assignment.** Regardless of Lessor's consent, no assignment shall release Lessee of Lessee's obligations hereunder or alter the primary liability of Lessee to pay the Base Rent and Lessee's Share of Operating Expenses, and to perform all other obligations to be performed by Lessee hereunder. Lessor may accept rent from any person other than Lessee pending approval or disapproval of such assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of rent shall constitute a waiver or estoppel of Lessor's right to exercise its remedies for the breach of any of the terms or conditions of this paragraph 12 or this Lease. Consent to one assignment shall not be deemed consent to any subsequent assignment. In the event of default by any assignee of Lessee or any successor of Lessee, in the performance of any of the terms hereof, Lessor may proceed directly against Lessee without the necessity of exhausting remedies against said assignee. Lessor may consent to subsequent assignments of this Lease or amendments or modifications to this Lease with assignees of Lessee, without notifying Lessee, or any successor of Lessee, and without obtaining its or their consent thereto and such action shall not relieve Lessee of liability under this Lease.

12.4 **Terms and Conditions Applicable to Subletting.** Regardless of Lessor's consent, the following terms and conditions shall apply to any subletting by Lessee of all or any part of the Premises and shall be included in subleases:

(a) Lessee hereby assigns and transfers to Lessor all of Lessee's interest in all rentals and income arising from any sublease heretofore or hereafter made by Lessee, and Lessor may collect such rent and income and apply same toward Lessee's obligations under this Lease; provided, however, that until a default shall occur in the performance of Lessee's obligations under this Lease, Lessee may receive, collect and enjoy the rents accruing under such sublease. Lessor shall not, by reason of this or any other assignment of such sublease to Lessor nor by reason of the collection of the rents from a sublessee, be deemed liable to the sublessee for any failure of Lessee to perform and comply with amy of Lessee's obligations to such sublessee under such sublease. Lessee hereby irrevocably authorizes and directs any such sublessee, upon receipt of a written notice from Lessor stating that a default exists in the performance of Lessee's obligations under this Lease, to pay to Lessor the rents due and to become due under the sublease. Lessee agrees that such sublessee shall have the right to rely upon any such statement and request from Lessor, and that such sublessee shall pay such rents to Lessor without any obligation or right to inquire as to whether such default exists and notwithstanding any notice from or claim from Lessee to the contrary. Lessee shall have no right or claim against such sublessee or Lessor for any such rents so paid by said sublessee to Lessor.

(b) No sublease entered into by Lessee shall be effective unless and until it has been approved in writing by Lessor. In entering into any sublease, Lessee shall use only such form of sublease as is satisfactory to Lessor, and once approved by Lessor, such sublease shall not be changed or modified without Lessor's prior written consent. Any sublessee shall, by reason of entering into a sublease under this Lease, be deemed, for the benefit of Lessor, to have assumed and agreed to conform and comply with each and every obligation herein to be performed by Lessee other than such obligations as are contrary to or inconsistent with provisions contained in a sublease to which Lessor has expressly consented in writing.

(c) If Lessee's obligations under this Lease have been guaranteed by third parties, then a sublease, and Lessor's consent thereto, shall not be effective unless said guarantors give their written consent to such sublease and the terms thereof.

(d) The consent by Lessor to any subletting shall not release Lessee from its obligations or alter the primary liability of Lessee to pay the rent and perform and comply with all of the obligations of Lessee to be performed under this Lease.

(e) The consent by Lessor to any subletting shall not constitute a consent to any subsequent subletting by Lessee or to any assignment or subletting by the sublessee. However, Lessor may consent to subsequent sublettings and assignments of the sublease or any amendments or modifications thereto without notifying Lessee or anyone else liable on the Lease or sublease and without obtaining their consent and such action shall not relieve such persons from liability.

(f) In the event of any default under this Lease, Lessor may proceed directly against Lessee, any guarantors or any one else responsible for the performance of this Lease, including the sublessee, without first exhausting Lessor's remedies against any other person or entity responsible therefor to Lessor, or any security held by Lessor or Lessee.

(g) In the event Lessee shall default in the performance of its obligations under this Lease, Lessor, at its option and without any obligation to do so, may require any sublessee to attorn to Lessor, in which event Lessor shall undertake the obligations of Lessee under such sublease from the time of the exercise of said option to the termination of such sublease; provided, however, Lessor shall not be liable for any prepaid rents or security deposit paid by such sublessee to Lessee or for any other prior defaults of Lessee under such sublease.

(h) Each and every consent required of Lessee under a sublease shall also require the consent of Lessor.

(i) No sublessee shall further assign or sublet all or any part of the Premises without Lessor's prior written consent.

(j) Lessor's written consent to any subletting of the Premises by Lessee shall not constitute an acknowledgement that no default then exists under this Lease of the obligations to be performed by Lessee nor shall such consent be deemed a waiver of any then existing default, except as may be otherwise stated by Lessor at the time.

(k) With respect to any subletting to which Lessor has consented, Lessor agrees to deliver a copy of any notice of default by Lessee to the sublessee. Such sublessee shall have the right to cure a default of Lessee within ten (10) days after service of said notice of default upon such sublessee, and the sublessee shall have a right of reimbursement and offset from and against Lessee for any such defaults cured by the sublessee.

12.5 **Attorney's Fees.** In the event Lessee shall assign or sublet the Premises or request the consent of Lessor to any assignment or subletting or if Lessee shall request the consent of Lessor for any act Lessee proposes to do then Lessee shall pay Lessor's reasonable attorneys fees incurred in connection therewith, such attorneys fees not to exceed $350.00 for each such request

13. Default; Remedies.

13.1 **Default.** The occurrence of any one or more of the following events shall constitute a material default of this Lease by Lessee:

(a) The vacating or abandonment of the Premises by Lessee.

(b) The failure by Lessee to make any payment of rent or any other payment required to be made by Lessee hereunder, as and when due, where such failure shall continue for a period of three (3) days after written notice thereof from Lessor to Lessee. In the event that Lessor serves Lessee with a Notice to Pay Rent or Quit pursuant to applicable Unlawful Detainer statutes such Notice to Pay Rent or Quit shall also constitute the notice required by this subparagraph.

(c) Except as otherwise provided in this Lease, the failure by Lessee to observe or perform any of the covenants, conditions or provisions of this Lease to be observed or performed by Lessee, other than described in paragraph (b) above, where such failure shall continue for a period of thirty (30) days after written notice thereof from Lessor to Lessee; provided, however, that if the nature of Lessee's noncompliance is such that more than thirty (30) days are reasonably required for its cure, then Lessee shall not be deemed to be in default if Lessee commenced such cure within said thirty (30) day period and thereafter diligently prosecutes such cure to completion. To the extent permitted by law, such thirty (30) day notice shall constitute the sole and exclusive notice required to be given to Lessee under applicable Unlawful Detainer statutes.

(d) (i) The making by Lessee of any general arrangement or general assignment for the benefit of creditors; (ii) Lessee becomes a "debtor" as defined in 11 U.S.C. §101 or any successor statute thereto (unless, in the case of a petition filed against Lessee, the same is dismissed within sixty (60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where possession is not restored to Lessee within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where such seizure is not discharged within thirty (30) days. In the event that any provision of this paragraph 13.1(d) is contrary to any applicable law, such provision shall be of no force or effect.

(e) The discovery by Lessor that any financial statement given to Lessor by Lessee, any assignee of Lessee, any subtenant of Lessee, any successor in interest of Lessee or any guarantor of Lessee's obligation hereunder, was materially false.

13.2 **Remedies.** In the event of any such material default by Lessee, Lessor may at any time thereafter, with or without notice or demand and without limiting Lessor in the exercise of any right or remedy which Lessor may have by reason of such default:

(a) Terminate Lessee's right to possession of the Premises by any lawful means, in which case this Lease and the term hereof shall terminate and Lessee shall immediately surrender possession of the Premises to Lessor. In such event Lessor shall be entitled to recover from Lessee all damages incurred by Lessor by reason of Lessee's default including, but not limited to, the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorney's fees, and any real estate commission actually paid; the worth at the time of award by the court having jurisdiction thereof of the amount by which the unpaid rent for the balance of the term after the time of such award exceeds the amount of such rental loss for the same period that Lessee proves could be reasonably avoided; that portion of the leasing commission paid by Lessor pursuant to paragraph 15 applicable to the unexpired term of this Lease.

(b) Maintain Lessee's right to possession in which case this Lease shall continue in effect whether or not Lessee shall have vacated or abandoned the Premises. In such event Lessor shall be entitled to enforce all of Lessor's rights and remedies under this Lease, including the right to recover the rent as it becomes due hereunder.

(c) Pursue any other remedy now or hereafter available to Lessor under the laws or judicial decisions of the state wherein the Premises are located. Unpaid installments of rent and other unpaid monetary obligations of Lessee under the terms of this Lease shall bear interest from the date due at the maximum rate then allowable by law.

13.3 **Default by Lessor.** Lessor shall not be in default unless Lessor fails to perform obligations required of Lessor within a reasonable time, but in no event later than thirty (30) days after written notice by Lessee to Lessor and to the holder of any first mortgage or deed of trust covering the Premises whose name and address shall have theretofore been furnished to Lessee in writing, specifying wherein Lessor has failed to perform such obligation, provided, however, that if the nature of Lessor's obligation is such that more than thirty (30) days are required for performance then Lessor shall not be in default if Lessor commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion

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13.4 **Late Charges.** Lessee hereby acknowledges that late payment by Lessee to Lessor of Base Rent, Lessee's Share of Operating Expenses or other sums due hereunder will cause Lessor to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed on Lessor by the terms of any mortgage or trust deed covering the Property. Accordingly, if any installment of Base Rent, Operating Expenses, or any other sum due from Lessee shall not be received by Lessor or Lessor's designee within ten (10) days after such amount shall be due, then, without any requirement for notice to Lessee, Lessee shall pay to Lessor a late charge equal to 6% of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of late payment by Lessee. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's default with respect to such overdue amount, nor prevent Lessor from exercising any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for three (3) consecutive installments of any of the aforesaid monetary obligations of Lessee, then Base Rent shall automatically become due and payable quarterly in advance, rather than monthly, notwithstanding paragraph 4.1 or any other provision of this Lease to the contrary.

14. **Condemnation.** If the Premises or any portion thereof or the Industrial Center are taken under the power of eminent domain, or sold under the threat of the exercise of said power (all of which are herein called "condemnation"), this Lease shall terminate as to the part so taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than ten percent of the floor area of the Premises, or more than twenty-five percent of that portion of the Common Areas designated as parking for the Industrial Center is taken by condemnation, Lessee may, at Lessee's option, to be exercised in writing only within ten (10) days after Lessor shall have given Lessee written notice of such taking (or in the absence of such notice, within ten (10) days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Lessee does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the premises remaining, except that the rent shall be reduced in the proportion that the floor area of the Premises taken bears to the total floor area of the Premises. No reduction of rent shall occur if the only area taken is that which does not have the Premises located thereon. Any award for the taking of all or any part of the Premises under the power of eminent domain or any payment made under threat of the exercise of such power shall be the property of Lessor, whether such award shall be made as compensation for diminution in value of the leasehold or for the taking of the fee, or as severance damages; provided, however, that Lessee shall be entitled to any award for loss of or damage to Lessee's trade fixtures and removable personal property. In the event that this Lease is not terminated by reason of such condemnation, Lessor shall to the extent of severance damages received by Lessor in connection with such condemnation, repair any damge to the Premises caused by such condemnation except to the extent that Lessee has been reimbursed therefor by the condemning authority. Lessee shall pay any amount in excess of such severance damages required to complete such repair.

15. **Broker's Fee.**

(a) Upon execution of this Lease by both parties, Lessor shall pay to Owner "None" __________ Licensed real estate broker(s), a fee as set forth in a separate agreement between Lessor and said broker(s), or in the event there is no separate agreement between Lessor and said broker(s), the sum of $__________, for brokerage services rendered by said broker(s) to Lessor in this transaction.

(b) Lessor further agrees that if Lessee exercises any Option, as defined in paragraph 40.1 of this Lease, which is granted to Lessee under this Lease, or any subsequently granted option which is substantially similar to an Option granted to Lessee under this Lease, or if Lessee acquires any rights to the Premises or other premises described in this Lease which are substantially similar to what Lessee would have acquired had an Option herein granted to Lessee been exercised, or if Lessee remains in possession of the Premises after the expiration of the term of this Lease after having failed to exercise an Option, or if said broker(s) are the procuring cause of any other lease or sale entered into between the parties pertaining to the Premises and/or any adjacent property in which Lessor has an interest, then as to any of said transactions, Lessor shall pay said broker(s) a fee in accordance with the schedule of said broker(s) in effect at the time of execution of this Lease.

(c) Lessor agrees to pay said fee not only on behalf of Lessor but also on behalf of any person, corporation, association, or other entity having an ownership interest in said real property or any part thereof, when such fee is due hereunder. Any transferee of Lessor's interests in this Lease, whether such transfer is by agreement or by operation of law, shall be deemed to have assumed Lessor's obligation under this paragraph 15. Said broker shall be a third party beneficiary of the provisions of this paragraph 15.

16. **Estoppel Certificate.**

(a) Each party (as "responding party") shall at any time upon not less than ten (10) days' prior written notice from the other party ("requesting party") execute, acknowledge and deliver to the requesting party a statement in writing (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect) and the date to which the rent and other charges are paid in advance, if any, and (ii) acknowledging that there are not, to the responding party's knowledge, any uncured defaults on the part of the requesting party, or specifying such defaults if any are claimed. Any such statement may be conclusively relied upon by any prospective purchaser or encumbrancer of the Premises or of the business of the requesting party.

(b) At the requesting party's option, the failure to deliver such statement within such time shall be a material default of this Lease by the party who is to respond, without any further notice to such party, or it shall be conclusive upon such party that (i) this Lease is in full force and effect, without modification except as may be represented by the requesting party, (ii) there are no uncured defaults in the requesting party's performance, and (iii) if Lessor is the requesting party, not more than one month's rent has been paid in advance.

(c) If Lessor desires to finance, refinance, or sell the Property, or any part thereof, Lessee hereby agrees to deliver to any lender or purchaser designated by Lessor such financial statements of Lessee as may be reasonably required by such lender or purchaser. Such statements shall include the past three (3) years' financial statements of Lessee. All such financial statements shall be received by Lessor and such lender or purchaser in confidence and shall be used only for the purposes herein set forth.

17. **Lessor's Liability.** The term "Lessor" as used herein shall mean only the owner or owners, at the time in question, of the fee title or a lessee's interest in a ground lease of the Industrial Center, and except as expressly provided in paragraph 15, in the event of any transfer of such title or interest, Lessor herein named (and in case of any subsequent transfers then the grantor) shall be relieved from and after the date of such transfer of all liability as respects Lessor's obligations thereafter to be performed, provided that any funds in the hands of Lessor or the then grantor at the time of such transfer, in which Lessee has an interest, shall be delivered to the grantee. The obligations contained in this Lease to be performed by Lessor shall, subject as aforesaid, be binding on Lessor's successors and assigns, only during their respective periods of ownership.

18. **Severability.** The invalidity of any provision of this Lease as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. **Interest on Past-due Obligations.** Except as expressly herein provided, any amount due to Lessor not paid when due shall bear interest at the maximum rate then allowable by law from the date due. Payment of such interest shall not excuse or cure any default by Lessee under this Lease; provided, however, that interest shall not be payable on late charges incurred by Lessee nor on any amounts upon which late charges are paid by Lessee.

20. **Time of Essence.** Time is of the essence with respect to the obligations to be performed under this Lease.

21. **Additional Rent.** All monetary obligations of Lessee to Lessor under the terms of this Lease, including but not limited to Lessee's Share of Operating Expenses and insurance and tax expenses payable shall be deemed to be rent.

22. **Incorporation of Prior Agreements; Amendments.** This Lease contains all agreements of the parties with respect to any matter mentioned herein. No prior or contemporaneous agreement or understanding pertaining to any such matter shall be effective. This lease may be modified in writing only, signed by the parties in interest at the time of the modification. Except as otherwise stated in this Lease, Lessee hereby acknowledges that neither the real estate broker listed in paragraph 15 hereof nor any cooperating broker on this transaction nor the Lessor or any employee or agents of any of said persons has made any oral or written warranties or representations to Lessee relative to the condition or use by Lessee of the Premises or the Property and Lessee acknowledges that Lessee assumes all responsibility regarding the Occupational Safety Health Act, the legal use and adaptability of the Premises and the compliance thereof with all applicable laws and regulations in effect during the term of this Lease except as otherwise specifically stated in this Lease.

23. **Notices.** Any notice required or permitted to be given hereunder shall be in writing and may be given by personal delivery or by certified mail, and if given personally or by mail, shall be deemed sufficiently given if addressed to Lessee or to Lessor at the address noted below the signature of the respective parties, as the case may be. Either party may by notice to the other specify a different address for notice purposes except that upon Lessee's taking possession of the Premises, the Premises shall constitute Lessee's address for notice purposes. A copy of all notices required or permitted to be given to Lessor hereunder shall be concurrently transmitted to such party or parties at such addresses as Lessor may from time to time hereafter designate by notice to Lessee.

24. **Waivers.** No waiver by Lessor or any provision hereof shall be deemed a waiver of any other provision hereof or of any subsequent breach by Lessee of the same or any other provisioin. Lessor's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Lessor's consent to or approval of any subsequent act by Lessee. The acceptance of rent hereunder by Lessor shall not be a waiver of any preceding breach by Lessee of any provision hereof, other than the failure of Lessee to pay the particular rent so accepted, regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

25. **Recording.** Either Lessor or Lessee shall, upon request of the other, execute, acknowledge and deliver to the other a "short form" memorandum of this Lease for recording purposes.

26. **Holding Over.** If Lessee, with Lessor's consent, remains in possession of the Premises or any part thereof after the expiration of the term hereof, such occupancy shall be a tenancy from month to month upon all the provisions of this Lease pertaining to the obligations of Lessee, but all Options, if any, granted under the terms of this Lease shall be deemed terminated and be of no further effect during said month to month tenancy.

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27. Cumulative Remedies. No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

28. Covenants and Conditions. Each provision of this Lease performable by Lessee shall be deemed both a covenant and a condition.

29. Binding Effect; Choice of Law. Subject to any provisions hereof restricting assignment or subletting by Lessee and subject to the provisions of paragraph 17, this Lease shall bind the parties, their personal representatives, successors and assigns. This Lease shall be governed by the laws of the State where the Industrial Center is located and any litigation concerning this Lease between the parties hereto shall be initiated in the county in which the Industrial Center is located.

30. Subordination.

(a) This Lease, and any Option granted hereby, at Lessor's option, shall be subordinate to any ground lease, mortgage, deed of trust, or any other hypothecation or security now or hereafter placed upon the Industrial Center and to any and all advances made on the security thereof and to all renewals, modifications, consolidations, replacements and extensions thereof. Notwithstanding such subordination, Lessee's right to quiet possession of the Premises shall not be disturbed if Lessee is not in default and so long as Lessee shall pay the rent and observe and perform all of the provisions of this Lease, unless this Lease is otherwise terminated pursuant to its terms. If any mortgagee, trustee or ground lessor shall elect to have this Lease and any Options granted hereby prior to the lien of its mortgage, deed of trust or ground lease, and shall give written notice thereof to Lessee, this Lease and such Options shall be deemed prior to such mortgage, deed of trust or ground lease, whether this Lease or such Options are dated prior or subsequent to the date of said mortgage, deed of trust or ground lease or the date of recording thereof.

(b) Lessee agrees to execute any documents required to effectuate an attornment, a subordination or to make this Lease or any Option granted herein prior to the lien of any mortgage, deed of trust or ground lease, as the case may be. Lessee's failure to execute such documents within ten (10) days after written demand shall constitute a material default by Lessee hereunder without further notice to Lessee or, at Lessor's option, Lessor shall execute such documents on behalf of Lessee as Lessee's attorney-in-fact. Lessee does hereby make, constitute and irrevocably appoint Lessor as Lessee's attorney-in-fact and in Lessee's name, place and stead, to execute such documents in accordance with this paragraph 30(b).

31. Attorney's Fees. If either party or the broker(s) named herein bring an action to enforce the terms hereof or declare rights hereunder, the prevailing party in any such action, on trial or appeal, shall be entitled to his reasonable attorney's fees to be paid by the losing party as fixed by the court. The provisions of this paragraph shall inure to the benefit of the broker named herein who seeks to enforce a right hereunder.

32. Lessor's Access. Lessor and Lessor's agents shall have the right to enter the Premises at reasonable times for the purpose of inspecting the same, showing the same to prospective purchasers, lenders, or lessees, and making such alterations, repairs, improvements or additions to the Premises or to the building of which they are part as Lessor may deem necessary or desirable. Lessor may at any time place on or about the Premises or the Building any ordinary "For Sale" signs and Lessor may at any time during the last 120 days of the term hereof place on or about the Premises any ordinary "For Lease" signs. All activities of Lessor pursuant to this paragraph shall be without abatement of rent, nor shall Lessor have any liability to Lessee for the same.

33. Auctions. Lessee shall not conduct, nor permit to be conducted, either voluntarily or involuntarily, any auction upon the Premises or the Common Areas without first having obtained Lessor's prior written consent. Notwithstanding anything to the contrary in this Lease, Lessor shall not be obligated to exercise any standard of reasonableness in determining whether to grant such consent.

34. Signs. Lessee shall not place any sign upon the Premises or the Industrial Center without Lessor's prior written consent. Under no circumstances shall Lessee place a sign on any roof of the Industrial Center.

35. Merger. The voluntary or other surrender of this Lease by Lessee, or a mutual cancellation thereof, or a termination by Lessor, shall not work a merger, and shall, at the option of Lessor, terminate all or any existing subtenancies or may, at the option of Lessor, operate as an assignment to Lessor of any or all of such subtenancies.

36. Consents. Except for paragraph 33 hereof, wherever in this Lease the consent of one party is required to an act of the other party such consent shall not be unreasonably withheld or delayed.

37. Guarantor. In the event that there is a guarantor of this Lease, said guarantor shall have the same obligations as Lessee under this Lease.

38. Quiet Possession. Upon Lessee paying the rent for the Premises and observing and performing all of the covenants, conditions and provisions on Lessee's part to be observed and performed hereunder, Lessee shall have quiet possession of the Premises for the entire term hereof subject to all of the provisions of this Lease. The individuals executing this Lease on behalf of Lessor represent and warrant to Lessee that they are fully authorized and legally capable of executing this Lease on behalf of Lessor and that such execution is binding upon all parties holding an ownership interest in the Property.

39. Options.

39.1 **Definition.** As used in this paragraph the word "Option" has the following meaning: (1) the right or option to extend the term of this Lease or to renew this Lease or to extend or renew any lease that Lessee has on other property of Lessor; (2) the option or right of first refusal to lease the Premises or the right of first offer to lease the Premises or the right of first refusal to lease other space within the Industrial Center or other property of Lessor or the right of first offer to lease other space within the Industrial Center or other property of Lessor; (3) the right or option to purchase the Premises or the Industrial Center, or the right of first refusal to purchase the Premises or the Industrial Center, or the right of first offer to purchase the Premises or the Industrial Center, or the right or option to purchase other property of Lessor, or the right of first refusal to purchase other property of Lessor or the right of first offer to purchase other property of Lessor.

39.2 **Options Personal.** Each Option granted to Lessee in this Lease is personal to the original Lessee and may be exercised only by the original Lessee while occupying the Premises who does so without the intent of thereafter assigning this Lease or subletting the Premises or any portion thereof, and may not be exercised or be assigned, voluntarily or involuntarily, by or to any person or entity other than Lessee, provided, however, that an Option may be exercised by or assigned to any Lessee Affiliate as defined in paragraph 12.2 of this Lease. The Options, if any, herein granted to Lessee are not assignable separate and apart from this Lease, nor may any Option be separated from this Lease in any manner, either by reservation or otherwise.

39.3 **Multiple Options.** In the event that Lessee has any multiple options to extend or renew this Lease a later option cannot be exercised unless the prior option to extend or renew this Lease has been so exercised.

39.4 **Effect of Default on Options.**

(a) Lessee shall have no right to exercise an Option, notwithstanding any provision in the grant of Option to the contrary, (i) during the time commencing from the date Lessor gives to Lessee a notice of default pursuant to paragraph 13.1(b) or 13.1(c) and continuing until the noncompliance alleged in said notice of default is cured, or (ii) during the period of time commencing on the date after a monetary obligation to Lessor is due from Lessee and unpaid (without any necessity for notice thereof to Lessee) and continuing until the obligation is paid, or (iii) at any time after an event of default described in paragraphs 13.1(a), 13.1(d), or 13.1(e) (without any necessity of Lessor to give notice of such default to Lessee), nor (iv) in the event that Lessor has given to Lessee three or more notices of default under paragraph 13.1(b), or paragraph 13.1(c), whether or not the defaults are cured, during the 12 month period of time immediately prior to the time that Lessee attempts to exercise the subject Option.

(b) The period of time within which an Option may be exercised shall not be extended or enlarged by reason of Lessee's inability to exercise an Option because of the provisions of paragraph 39.4(a).

(c) All rights of Lessee under the provisions of an Option shall terminate and be of no further force or effect, notwithstanding Lessee's due and timely exercise of the Option, if, after such exercise and during the term of this Lease, (i) Lessee fails to pay to Lessor a monetary obligation of Lessee for a period of thirty (30) days after such obligation becomes due (without any necessity of Lessor to give notice thereof to Lessee), or (ii) Lessee fails to commence to cure a default specified in paragraph 13.1(c) within thirty (30) days after the date that Lessor gives notice to Lessee of such default and/or Lessee fails thereafter to diligently prosecute said cure to completion, or (iii) Lessee commits a default described in paragraph 13.1(a), 13.1(d) or 13.1(e) (without any necessity of Lessor to give notice of such default to Lessee), or (iv) Lessor gives to Lessee three or more notices of default under paragraph 13.1(b), or paragraph 13.1(c), whether or not the defaults are cured.

40. Security Measures. Lessee hereby acknowledges that Lessor shall have no obligation whatsoever to provide guard service or other security measures for the benefit of the Premises or the Industrial Center. Lessee assumes all responsibility for the protection of Lessee, its agents, and invitees and the property of Lessee and of Lessee's agents and invitees from acts of third parties. Nothing herein contained shall prevent Lessor, at Lessor's sole option, from providing security protection for the Industrial Center or any part thereof, in which event the cost thereof shall be included within the definition of Operating Expenses, as set forth in paragraph 4.2(b).

41. Easements. Lessor reserves to itself the right, from time to time, to grant such easements, rights and dedications that Lessor deems necessary or desirable, and to cause the recordation of Parcel Maps and restrictions, so long as such easements, rights, dedications, Maps and restrictions do not unreasonably interfere with the use of the Premises by Lessee. Lessee shall sign any of the aforementioned documents upon request of Lessor and failure to do so shall constitute a material default of this Lease by Lessee without the need for further notice to Lessee.

42. Performance Under Protest. If at any time a dispute shall arise as to any amount or sum of money to be paid by one party to the other under the provisions hereof, the party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment, and there shall survive the right on the part of said party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said party to pay such sum or any part thereof, said party shall be entitled to recover such sum or so much thereof as it was not legally required to pay under the provisions of this Lease.

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